Filed Pursuant to Rule 424(b)(3)
Registration No. 333-195564

LETTER TO CHIQUITA SHAREHOLDERS

CHIQUITA BRANDS INTERNATIONAL, INC.

To Our Shareholders:

On or about August 7, 2014, Chiquita Brands International, Inc., which is referred to as Chiquita, mailed to you a proxy statement/prospectus relating to a special meeting of the shareholders of Chiquita which was originally scheduled to be held on September 17, 2014, was later postponed to October 3, 2014 and which has been adjourned to and will reconvene on, October 24, 2014, to consider, among other items, a proposal to adopt the transaction agreement, as amended, entered into with Fyffes plc, which is referred to as Fyffes, pursuant to which Fyffes will combine with Chiquita through the formation of a new holding company incorporated in Ireland, and approve the merger of Chiquita with an indirect wholly owned subsidiary of ChiquitaFyffes, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes.

On September 25, 2014, Chiquita and Fyffes entered into an amendment to the transaction agreement to adjust the exchange ratio so that, upon completion of the combination, based on the number of Chiquita and Fyffes shares and related awards outstanding as of the record date, former Chiquita shareholders are expected to own approximately 59.6% of ChiquitaFyffes ordinary shares and former Fyffes shareholders are expected to own approximately 40.4% of ChiquitaFyffes ordinary shares, on a fully diluted basis.

After careful consideration, the Board of Directors of Chiquita has unanimously approved the transaction agreement, as amended, and determined that the terms of the combination, as amended, will further the strategies and goals of Chiquita. We urge all Chiquita shareholders to read the supplement to the proxy statement/prospectus and, if you have not done so already, to read the proxy statement/prospectus, including the Annexes and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 27 of the proxy statement/prospectus.

The special meeting of Chiquita shareholders will be reconvened at 9:00 a.m. local time, on October 24, 2014, at 550 South Caldwell Street, Charlotte, North Carolina 28202. Our Board of Directors recommends unanimously that you vote “FOR” the proposal to adopt the transaction agreement, as amended, and approve the merger and “FOR” the other proposals described in the accompanying supplement to the proxy statement/prospectus.

For your convenience, we have enclosed another copy of the proxy statement/prospectus previously mailed to you. The proxy statement/prospectus reflects events as they existed as of August 6, 2014, including the terms of the transaction originally agreed to by Fyffes and Chiquita on March 10, 2014. The proxy statement/prospectus should be read in conjunction with the supplement, which reflects developments occurring since August 6, 2014, including the revised terms agreed to by Fyffes and Chiquita on September 25, 2014. Accordingly, the supplement shall be deemed to supplement and supersede the proxy statement/prospectus to the extent of any inconsistencies.

The record date for the Chiquita special meeting remains as the close of business on August 4, 2014. Chiquita shareholders of record at that time are entitled to vote at the Chiquita special meeting.

Your vote is very important. For your convenience, we have enclosed a new proxy card with this supplement. Please vote as soon as possible whether or not you plan to attend the adjourned special meeting by following the instructions in the accompanying supplement. If you have not already voted or wish to change your vote, you may do so on the enclosed WHITE proxy form or by using a toll-free telephone number or electronically over the Internet as described on the proxy form.

On behalf of the Chiquita Board of Directors, thank you for your consideration and continued support.

Very truly yours,

Kerrii B. Anderson
Chairwoman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if this supplement or the proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, neither this supplement nor the proxy statement/prospectus is intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this document or the proxy statement/prospectus.

This supplement is dated October 10, 2014 and is first being mailed to shareholders of Chiquita on or about October 10, 2014.

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus and the accompanying supplement incorporate by reference important business and financial information about Chiquita from documents that are not included in or delivered with the accompanying proxy statement/prospectus or the accompanying supplement. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the accompanying proxy statement/prospectus or the accompanying supplement by requesting them in writing or by telephone from Chiquita at the following address and telephone number:

Chiquita Brands International, Inc.
550 South Caldwell Street,
Charlotte, North Carolina 28202
Attention: Investor Relations
(980) 636-5637
www.Chiquita.com “Investor Relations” tab

In addition, if you have questions about the combination or the adjourned special meeting, or if you need to obtain copies of the accompanying proxy statement/prospectus, the accompanying supplement, proxy cards, election forms or other documents incorporated by reference in the accompanying proxy statement/prospectus and the accompanying supplement, you may contact the contacts listed below. You will not be charged for any of the documents you request.

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Shareholders May Call Toll-Free: (800) 322-2885 Banks & Brokers May Call Collect: (212) 929-5500	Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, New Jersey 07003 Shareholders May Call Toll-Free: (855) 976-3330 Banks & Brokers May Call Collect: (973) 873-7721

If you would like to request documents, please do so by October 17, 2014, in order to receive them before the special meeting.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and the accompanying supplement and how you may obtain it, see “Where You Can Find More Information” beginning on page 278 of the accompanying proxy statement/prospectus and “Update to Where You Can Find More Information” beginning on page 87 of the accompanying supplement.

(Fyffes plc, registered in Ireland under the Companies Acts 1963 to 2006 with registered number 73342)

Registered Office:
29 North Anne Street
Dublin 7
Ireland
Telephone: +353 (1) 8872700

To Our Shareholders:

As you know, on March 10, 2014, Chiquita Brands International, Inc., which is referred to as Chiquita, and Fyffes plc, which is referred to as Fyffes, announced that the boards of directors of both companies had unanimously approved a definitive agreement under which Fyffes will combine with Chiquita, in a stock-for-stock transaction to create a global banana and fresh product company with approximately US$4.2 billion in annual revenues (excluding Fyffes share of revenues from joint ventures).

On August 11, 2014 the Cutrale Group and the Safra Group (“Cutrale/Safra”) announced its conditional offer to acquire all of the outstanding stock of Chiquita for US$13.00 per share in cash. In response to the Cutrale/Safra offer, your board has unanimously approved a revision to the terms of the combination in favour of Chiquita’s shareholders.

Adjournment of Fyffes Meetings to October 28, 2014

Fyffes has adjourned the special court-ordered meeting and EGM reconvened for October 3, 2014 and, subject to any direction of the Irish High Court, will reconvene such meetings for October 28, 2014 at 10.00 am (Irish time), in the case of the special court-ordered meeting, and at 10.30 am (Irish time), or if later, as soon as possible after the conclusion or adjournment of the special court-ordered meeting, in the case of the EGM at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland.

Revision of the terms of the Exchange Ratio in favour of Chiquita Shareholders

The boards of Fyffes and Chiquita continue to believe that the proposed combination offers the most compelling value proposition for their shareholders. In order to maximise shareholder support for the combination, Chiquita and Fyffes have agreed to a revision to the terms of the combination which is in favour of Chiquita shareholders.

Under the revised terms of the combination, Fyffes shareholders will receive 0.1113 ChiquitaFyffes ordinary shares for each Fyffes share held by Fyffes shareholders as compared to the exchange ratio of 0.1567 offered to Fyffes shareholders under the terms of the combination as announced on 10 March 2014. The revision will not alter the number of ChiquitaFyffes shares that each Chiquita shareholder will receive for each Chiquita share they hold, with each Chiquita shareholder continuing to receive one ChiquitaFyffes ordinary share for each Chiquita share they hold upon completion of the scheme portion of the combination.

Following the combination (as now proposed), Fyffes shareholders will own approximately 40.4% of ChiquitaFyffes on a fully diluted basis and Chiquita shareholders will own approximately 59.6% of ChiquitaFyffes on a fully diluted basis.

Increased Break Fee and New Termination Right

As part of the agreement to change the exchange ratio, Chiquita and Fyffes have agreed to increase the termination fee payable to Fyffes from 1% to 3.5% of the total value of the issued share capital of Chiquita should the combination be terminated under certain specified circumstances as detailed in the amended agreement. In addition, under the revised agreement, Fyffes will also have the right to terminate the transaction agreement if Chiquita shareholder approval is not obtained on or prior to October 24, 2014. In such event, Fyffes may be entitled to a termination fee if Chiquita enters into another transaction within nine months.

Consequences for the Explanatory Statement and the Scheme

In the copy of the Explanatory Statement which was sent to Fyffes shareholders as part of the proxy statement/prospectus there is a reference to the exchange ratio. In Part 2 of the accompanying supplement, a copy of the revised Explanatory Statement has been attached and this has been amended with the approval of the Irish High Court in order to explain how the terms of the combination have been revised and how this affects the exchange ratio.

The revision of the terms of the combination also required an amendment to the terms of the scheme and a copy of the scheme as modified with the approval of the Irish High Court on September 1, 2014, and as further modified with the approval of the Irish High Court on October 10, 2014 is set out in Part 3 to the accompanying supplement.

We have enclosed another copy of the proxy statement/prospectus previously mailed to Fyffes shareholders. The proxy statement/prospectus reflects events as they existed as of August 6, 2014, including the terms of the transaction originally agreed to by Fyffes and Chiquita on March 10, 2014. The proxy statement/prospectus should be read in conjunction with the supplement, which reflects developments occurring since August 6, 2014, including the revised terms agreed to by Fyffes and Chiquita on September 25, 2014. Accordingly, the supplement shall be deemed to supplement and supersede the proxy statement/prospectus to the extent of any inconsistencies.

Action to be taken

You should have received new forms of proxy with the accompanying supplement. If you previously voted by post, and wish to change your proxy vote(s), please complete and return these new forms of proxy in accordance with the instructions set out below. If you previously voted electronically, and now wish to change your proxy vote(s), please submit your new vote(s) at www.eproxyappointment.com using the Control Number, the Shareholder Reference Number and Pin Number as printed on the new form of proxy. On receipt of your new proxy vote(s), by post or electronically, we will treat your previous proxy vote(s) as revoked. If you have not received new forms of proxy with the accompanying supplement and you wish to alter your proxy vote(s), please contact Computershare on +353 1 431 9826.

Whether or not you plan to attend either or both meetings, please complete the forms of proxy and return them in accordance with the instructions printed thereon, whether or not you hold your Fyffes shares through CREST, as soon as possible, but in any event so as to be received by Fyffes registrars, Computershare Investor Services (Ireland) Limited, at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland by 10.00 a.m. on October 26, 2014 in the case of the special court-ordered meeting and by 10.30 a.m. on October 26, 2014 in the case of the EGM. If the form of proxy for the special court-ordered meeting is not lodged by then, it may be handed to the Chairman before the start of the meeting and will still be valid. The completion and return of a form of proxy for either of the meetings will not prevent you from attending and voting at either of the meetings, or any adjournment thereof, in person if you wish to do so.

Alternatively, you can submit your proxy electronically by logging on to the website of Fyffes registrars, Computershare Investor Services (Ireland) Limited, at www.eproxyappointment.com. Shareholders will be asked to enter the Control Number, their Shareholder Reference Number and Pin Number as printed on the relevant form of proxy and agree to certain conditions.

If you have already completed and returned your form(s) of proxy, either by post or electronically, you need take no further action, unless you wish to change your proxy or your voting instructions.

If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

If you have any questions relating to the accompanying supplement, the combination or the completion and return of your forms of proxy, please call Computershare on +353 1 431 9826.

Recommendation

Having taken into account the relevant factors and applicable risks, the Fyffes board of directors, which has been so advised by Lazard & Co., Limited (“Lazard”) for the purposes of Rule 3 of the Irish Takeover Rules, unanimously considers the revised terms of the combination to be fair and reasonable. Consequently, the Fyffes board of directors unanimously recommends to Fyffes shareholders that they vote in favour of the revised scheme (assuming that the Irish High Court approves the revision to the scheme) at the special court-ordered meeting and the resolutions proposed at the EGM as the directors of Fyffes, who are Fyffes shareholders, intend to do in respect of their own beneficial holdings. In providing its advice, Lazard has taken into account the commercial assessments of Fyffes board of directors. Fyffes shareholders holding shares representing an aggregate of 26.6% of Fyffes outstanding share capital have also reaffirmed their commitments to vote in favour of the combination.

In considering the recommendation of the Fyffes board, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to the interests they might have as shareholders. Balkan Investment Company and certain of its subsidiaries have entered into an irrevocable undertaking, and an affiliate of The InterTech Group, Inc. has delivered a support agreement, in each case reflecting their agreement to vote all shares beneficially owned by them in favour of the scheme and to vote in favour of the additional proposals being presented at the EGM. As of the date of the accompanying supplement, these shareholders owned shares of Fyffes representing approximately 25.6% of Fyffes shares outstanding.

The undertakings referred to in the previous paragraph cease to be binding if the recommendation of the scheme by the Fyffes board is withdrawn or adversely modified.

On behalf of Fyffes board of directors I thank you again for your consideration and continued support.

Very truly yours,

Chairman

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if this supplement or the proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, the accompanying supplement and the accompanying proxy statement/prospectus are not intended to be and are not prospectuses for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved the accompanying supplement or the accompanying proxy statement/prospectus.

ADDITIONAL INFORMATION

Additional information about Fyffes is available to you without charge upon your written or oral request. You can obtain such information by requesting it in writing or by telephone from Fyffes at the following address and telephone number:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
+353(1) 887-2700
www.Fyffes.com “For Investors” tab

In addition, if you have questions about the combination or the special meetings, or if you need to obtain copies of the accompanying proxy statement/prospectus, the accompanying supplement, proxy cards, election forms or other documents incorporated by reference in the accompanying proxy statement/prospectus or the accompanying supplement, you may contact the contact listed below. You will not be charged for any of the documents you request.

Computershare Investor Services (Ireland) Limited
Heron House Corrig Road
Sandyford Industrial Estate
Dublin 18
Ireland

The accompanying proxy statement/prospectus and the accompanying supplement incorporate by reference important business and financial information about Chiquita from documents that are not included in or delivered with the accompanying proxy statement/prospectus or the accompanying supplement. This information is available to you at www.Chiquita.com “Investor Relations” tab or at the SEC’s website at http://www.sec.gov. Information contained on, or accessible from, Chiquita’s website is expressly not incorporated by reference into the accompanying proxy statement/prospectus or the accompanying supplement.

If you would like to request documents, please do so by October 24, 2014, in order to receive them before the special meetings.

CHIQUITA BRANDS INTERNATIONAL, INC.
550 South Caldwell Street,
Charlotte, North Carolina 28202

NOTICE OF RECONVENED SPECIAL MEETING OF SHAREHOLDERS

Time:	9:00 a.m. local time
Date:	October 24, 2014
Place:	NASCAR Plaza, 550 South Caldwell Street, Charlotte, North Carolina 28202.
Purpose:

(1)

To adopt the transaction agreement, dated March 10, 2014, among Chiquita Brands International, Inc., Fyffes plc, Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., as amended by Amendment No. 1 to the transaction agreement, dated as of September 25, 2014, among Chiquita Brands International, Inc., Fyffes plc, Twombly One Limited (now known as ChiquitaFyffes Limited), CBII Holding Corporation and Chicago Merger Sub, Inc., and approve the merger;

(2)

To approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes which are required under Irish law in order to allow ChiquitaFyffes to make distributions and to pay dividends and repurchase or redeem shares following completion of the combination;

(3)

To approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination;

(4) To approve the Amended Chiquita Stock and Incentive Plan; and

(5)

To approve any motion to adjourn the reconvened Chiquita special meeting, or any adjournments thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the reconvened Chiquita special meeting to adopt the amended transaction agreement and approve the merger, (ii) to provide to Chiquita shareholders in advance of the reconvened special meeting any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the reconvened Chiquita shareholders voting at the reconvened special meeting.

Record Date:	The record date for the Chiquita special meeting has been fixed by the board of directors as the close of business on August 4, 2014. Chiquita shareholders of record at that time are entitled to vote at the reconvened Chiquita special meeting.

More information about the combination and the proposals is contained in the accompanying proxy statement/prospectus and accompanying supplement. We urge all Chiquita shareholders to read the accompanying proxy statement/prospectus and accompanying supplement, including the Annexes and the documents incorporated by reference in the accompanying proxy statement/prospectus and accompanying supplement, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 27 of the accompanying proxy statement/prospectus.

The Chiquita board of directors recommends unanimously that Chiquita shareholders vote “FOR” the proposal to adopt the amended transaction agreement and approve the merger, “FOR” the proposal to reduce the share premium of ChiquitaFyffes to allow the creation of distributable reserves, “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination, “FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan and “FOR” the Chiquita adjournment proposal.

By order of the Board of Directors

James E. Thompson
Executive Vice President, General Counsel
and Secretary

YOUR VOTE IS IMPORTANT

You may vote your shares by using a toll-free telephone number or electronically over the Internet as described on the proxy form. We encourage you to file your proxy using either of these options if they are available to you. Alternatively, you may mark, sign, date and mail your proxy form in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the special meeting. We strongly encourage you to vote.

FYFFES PLC
29 North Anne Street
Dublin 7, Ireland

NOTICE OF RECONVENED COURT MEETING OF SHAREHOLDERS

IN THE HIGH COURT No. 2014/368 COS (2014/119 COM)

IN THE MATTER OF FYFFES PLC

AND

IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2013

Pursuant to the resolution of the shareholders of Fyffes dated October 3, 2014 and an Order of the Irish High Court dated July 28, 2014 made in the above matter, directing a meeting (the “Court Meeting”) be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement) of Fyffes plc (“Fyffes”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement, originally dated 6 August 2014 and as modified by order of the Irish High Court dated September 1, 2014 and as further modified by order of the Irish High Court dated October 10, 2014 pursuant to Section 201 of the Companies Act 1963 proposed to be made between Fyffes and the holders of the Scheme Shares NOTICE IS HEREBY GIVEN that such meeting will be held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on October 28, 2014, at 10.00 a.m. (Irish time), at which place and time all holders of the Scheme Shares entitled to vote thereat are invited to attend.

A copy of the scheme of arrangement (as so modified by the Order of the High Court) and a copy of the explanatory statement (as so modified) required to be furnished pursuant to Section 202 of the Companies Act 1963 are included in the document of which this Notice forms part.

Scheme Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a Member of Fyffes or not, as their proxy to attend, speak and vote in their stead. A Form of Proxy for use at the Court Meeting is enclosed with this Notice. Completion and return of a Form of Proxy will not preclude a Scheme Shareholder from attending and voting in person at the Court Meeting, or any adjournment thereof, if that shareholder wishes to do so. Any alteration to the Form of Proxy must be initialled by the person who signs it.

Forms of proxy submitted either by post or electronically in relation to the Court Meeting remain valid. Scheme Shareholders who have already appointed a proxy do not need to take any action, unless they wish to change their proxy or their voting instructions.

It is required that forms appointing proxies be lodged with Fyffes Registrars, Computershare Investor Services (Ireland) Limited, at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before the time appointed for the said meeting, but, if forms are not lodged, they may be handed to the Chairman of the meeting before the start of the meeting and will still be valid.

If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of Members of Fyffes in respect of the joint holding.

Entitlement to attend and vote at the meeting, or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of Members of Fyffes as of 6.00 p.m. (Irish time) on October 26, 2014 or, in the case of an adjournment as at 6.00 p.m. (Irish time) on the day that is two days before the date of the adjourned meeting, which is referred to as the “Voting Record Time.” In each case, changes to the register of Members of Fyffes after such time shall be disregarded for the purposes of being entitled to vote.

If the Form of Proxy is properly executed and returned, it will be voted in the manner directed by the shareholder executing it, or if no directions are given, will be voted at the discretion of the Chairman of the Court Meeting or any other person duly appointed as proxy by the shareholder.

In the case of a corporation, the Form of Proxy must be either under its Common Seal or under the hand of an officer or attorney, duly authorized.

By the said Order, the Irish High Court has appointed David McCann or, failing him, Declan McCourt, or, failing him, Tom Murphy, to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Irish High Court.

Subject to the approval of the resolution proposed at the meeting reconvened by this Notice and the requisite resolutions to be proposed at the extraordinary general meeting of Fyffes reconvened for October 28, 2014, it is anticipated that the Irish High Court will order that the hearing of the petition to sanction the said scheme of arrangement will take place before the end of 2014.

Terms shall have the same meaning in this Notice as they have in the supplement accompanying this Notice and the proxy statement/prospectus of Chiquita and Fyffes dated August 6, 2014 accompanying this Notice that has been been previously sent to Fyffes shareholders.

The said scheme of arrangement will be subject to the subsequent sanction of the Irish High Court.

Issued shares and total voting rights

The total number of issued Scheme Shares held by Scheme Shareholders as of October 6, 2014, being the latest practicable date prior to the printing of this supplement, is 297,659,807. The resolution at the Court

Meeting shall be decided on a poll. Every holder of a Fyffes ordinary share as of the Voting Record Time will have one vote for every Fyffes ordinary share carrying voting rights of which he, she or it is the holder. A holder of a Fyffes ordinary share as of the Voting Record Time (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority in number of Scheme Shareholders as of the Voting Record Time voting on the proposal representing at least 75 percent in value of the Scheme Shares held by such holders voting in person or by proxy.

Dated October 10, 2014

Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland
Solicitors for Fyffes

FYFFES PLC
29 North Anne Street
Dublin 7, Ireland

NOTICE OF RECONVENED EXTRAORDINARY GENERAL MEETING
OF FYFFES PLC

Pursuant to the resolution of the shareholders of Fyffes dated October 3, 2014, NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (“EGM”) of Fyffes plc (“Fyffes”) will be reconvened and held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on October 28, 2014, at 10.30 a.m. (Irish time) (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting (as defined in the scheme of arrangement (“Scheme of Arrangement “) which is included in the document of which this Notice forms part)) for the purpose of considering and, if thought fit, passing the following resolutions of which Resolutions 1 and 2 will be proposed as special resolutions, Resolution 3 as an ordinary resolution and Resolution 4 will be proposed as a non-binding advisory resolution:

1.	Special Resolution: Cancellation of Fyffes Shares pursuant to the Scheme of Arrangement

That subject to the Scheme of Arrangement becoming effective and to the confirmation of the Irish High Court pursuant to Section 72 of the Companies Act 1963, the issued capital of Fyffes be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme of Arrangement) but without thereby reducing the authorised share capital of Fyffes.

2.	Special Resolution: Amendment to Articles

With effect from the passing of this resolution, the Articles of Association of Fyffes be amended by adding the following new paragraphs (d) to (g) at the end of the existing Article 3:

(d)	In these Articles, the “Scheme” means the scheme of arrangement dated 6 August 2014 between Fyffes and the holders of the Scheme Shares under Section 201 of the Act in its original form or with or subject to any modification, addition or condition approved or imposed by the Irish High Court and expressions defined in the Scheme and (if not so defined) in the document containing the explanatory statement circulated with the Scheme under Section 202 of the Act shall have the same meanings in this Article.
(e)	Notwithstanding any other provision of these Articles, if Fyffes allots and issues any Ordinary Shares (other than to ChiquitaFyffes public limited company incorporated in Ireland, (company number 540116 (“ChiquitaFyffes”) or its nominee(s) (holding on bare trust for ChiquitaFyffes)) on or after the date of adoption of this revised Article 3(e) and prior to the Cancellation Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of those shares shall be bound by the Scheme accordingly.
(f)	Notwithstanding any other provision of these Articles, if any new Ordinary Shares are allotted or issued to any person (a “new member”) (other than under the Scheme or to ChiquitaFyffes or any subsidiary undertaking of ChiquitaFyffes or anyone acting on behalf of ChiquitaFyffes (holding on bare trust for ChiquitaFyffes)) on or after the Cancellation Record Time, ChiquitaFyffes will, provided the Scheme has become effective, have such shares transferred immediately, free of all encumbrances, to ChiquitaFyffes and/or its nominee(s) (holding on bare trust for ChiquitaFyffes) in consideration of and conditional on the payment by ChiquitaFyffes to the new member of the consideration to which the new member would have been entitled under the terms of the Scheme had such shares transferred to ChiquitaFyffes hereunder been a Cancellation Share, such new Fyffes Shares to rank pari passu in all respects with all other Fyffes Shares for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of such new Fyffes Shares is executed.
(g)	In order to give effect to any such transfer required by this Article 3, Fyffes may appoint any person to execute and deliver a form of transfer on behalf of, or as attorney for, the new member in favour of ChiquitaFyffes and/or its nominee(s) (holding on bare trust for ChiquitaFyffes). Pending the registration of ChiquitaFyffes as a holder of any share to be transferred under this Article 3, the new member shall not be entitled to exercise any rights attaching to any such share unless so agreed by ChiquitaFyffes and ChiquitaFyffes shall be irrevocably empowered to appoint a person nominated by the Directors of ChiquitaFyffes to act as attorney on behalf of any holder of that share in accordance with any directions ChiquitaFyffes gives in relation to any dealings with or disposal of that share (or any interest in it), exercising any rights attached to it or receiving any distribution or other benefit accruing or payable in respect of it and any holders of that share must exercise all rights attaching to it in accordance with the directions of ChiquitaFyffes. Fyffes shall not be obliged to issue a certificate to the new member for any such share.
3.	Ordinary Resolution: Directors’ authority to allot securities and application of reserves

That, subject to the passing of Resolutions 1 and 2 in this Notice of meeting:

(i)	the directors of Fyffes be and are hereby generally authorised pursuant to and in accordance with Section 20 of the Companies (Amendment) Act 1983 to give effect to this resolution and accordingly to effect the allotment of the New Fyffes Shares (as defined in the Scheme of Arrangement) referred to in paragraph (ii) below provided that (i) this authority shall expire on June 10, 2015, (ii) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be an amount equal to the nominal value of the Cancellation Shares (as defined in the Scheme of Arrangement) and (iii) this authority shall be without prejudice to any other authority under the said Section 20 previously granted before the date on which this resolution is passed; and
(ii)	pursuant to Article 135 and forthwith upon the reduction of capital referred to in Resolution 1 above taking effect, the reserve credit arising in the books of account of Fyffes as a result of the cancellation of the Cancellation Shares be applied in paying up in full at par such number of new Fyffes Shares as shall be equal to the aggregate of the number of Cancellation Shares cancelled pursuant to Resolution 1 above, such new Fyffes Shares to be allotted and issued to ChiquitaFyffes plc and/or its nominee(s) credited as fully paid up and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.
4.	Non-binding Advisory Resolution: Creation of Distributable Reserves of ChiquitaFyffes

That the reduction of all of the share premium of ChiquitaFyffes (as defined in the Scheme of Arrangement) resulting from the issuance of ChiquitaFyffes Shares (as defined in the Scheme of Arrangement) pursuant to the Scheme of Arrangement and the Merger (as defined in the Scheme of Arrangement), in order to create distributable reserves of ChiquitaFyffes be approved.

By order of the Board

S Keenan
Secretary
Fyffes plc
29 North Anne Street
Dublin

Dated: October 10, 2014

Notes

1.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of Fyffes. Appointment of a proxy will not preclude a member from attending and voting at the meeting should the member subsequently wish to do so. You may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. Should you wish to appoint more than one proxy, please read carefully the explanatory notes accompanying the Form of Proxy.
2.	As a member, you have several ways to exercise your right to vote:

By attending the Extraordinary General Meeting in person;

By appointing (either electronically or by returning a completed Form of Proxy) the Chairman or another person as a proxy to vote on your behalf;

By appointing a proxy via the CREST System if you hold your shares in CREST.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

3.	You may appoint the Chairman of Fyffes or another individual as your proxy. You may appoint a proxy by completing the enclosed Form of Proxy, making sure to sign and date the form at the bottom and return it to Fyffes registrars, Computershare Investor Services (Ireland) Limited. If you are appointing someone other than the Chairman as your proxy, then you must fill in the contact details of your representative at the meeting on the Form of Proxy. If you appoint the Chairman or another person as a proxy to vote on your behalf, please make sure to indicate how you wish your votes to be cast by ticking the relevant boxes on the Form of Proxy.

Alternatively, a member may appoint a proxy or proxies electronically by logging on to the website of the registrars, Computershare Investor Services (Ireland) Limited: at www.eproxyappointment.com. Shareholders will be asked to enter the Control Number, their Shareholder Reference Number and PIN Number as printed on your Form of Proxy and agree to certain conditions.

4.	To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or a certified copy of such power or authority) must be lodged with Fyffes registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford, Dublin 18 by not later than 10:30 a.m. on October 26, 2014.
5.	Forms of proxy submitted either by post or electronically in relation to the EGM remain valid. Fyffes shareholders who have already appointed a proxy do not need to take any action, unless they wish to change their proxy or their voting instructions.
6.	Fyffes, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended), specifies that only those shareholders registered in the register of members of Fyffes as at 6.00 p.m. (Irish time) on October 26, 2014 (or in the case of an adjournment as at 6.00 p.m. (Irish time) on the day that is two days before the date of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.
7.	If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

i

INTRODUCTION

This supplement amends and supplements the proxy statement/prospectus mailed to shareholders of Chiquita on or about August 7, 2014 and mailed to shareholders of Fyffes on or about August 12, 2014. To the extent information in this supplement differs from, updates or conflict with information contained in the proxy statement/prospectus, the information in this supplement governs. You should carefully read this entire supplement and the proxy statement/prospectus to fully understand the combination and the related transactions.

If you are in any doubt about this combination you should consult an independent financial advisor who, if you are taking advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (No’s 1 to 3) 2007 (as amended).

UPDATE TO QUESTIONS AND ANSWERS ABOUT THE COMBINATION
AND THE SPECIAL MEETINGS

The section below provides brief answers to some of the more likely questions to be raised in connection with the amendment to the transaction agreement. This section is not intended to contain all of the information that is important to you. You are urged to read the entire proxy statement/prospectus and the entire supplement carefully, including the information incorporated by reference and annexes. Unless otherwise specified, all references in this supplement to:

•	“amended transaction agreement” refer to the Transaction Agreement, dated March 10, 2014, between Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub, as amended by the amendment;
•	“amendment” refer to the Amendment No. 1 to the Transaction Agreement, dated September 25, 2014, between Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub, a copy of which is included as Annex A to this supplement;
•	“Chiquita” refer to Chiquita Brands International, Inc., a New Jersey corporation;
•	“ChiquitaFyffes” refer to ChiquitaFyffes Limited (formerly known as Twombly One Limited), a private limited company incorporated in Ireland that will be re-registered as a public limited company and renamed ChiquitaFyffes plc prior to the completion of the combination, as described in the proxy statement/prospectus;
•	“combination” refer to the transactions contemplated to occur at or immediately after completion of the scheme and the merger pursuant to the transaction agreement;
•	“Cutrale/Safra” refer to the Cutrale Group and the Safra Group, collectively;
•	“Delaware Sub” refer to CBII Holding Corporation, a Delaware corporation;
•	“dollars” or “$” refer to U.S. dollars;
•	“euros” or “€” refer to the legal currency of those members of the European Union that have adopted the euro as their national currency;
•	“Fyffes” refer to Fyffes plc, a public limited company incorporated in Ireland;
•	“Merger Sub” refer to Chicago Merger Sub, Inc., a New Jersey corporation;
•	“supplemental expenses reimbursement agreement” refer to the Supplemental Expenses Reimbursement Agreement, dated September 25, 2014, by and between Chiquita and Fyffes, which is included as Annex B to this supplement; and
•	“we” refer to Chiquita and Fyffes, unless otherwise indicated or the context otherwise requires.
Q:	Why am I receiving this supplement?
A:	On September 25, 2014, the parties to the transaction agreement entered into an amendment to the transaction agreement, so that, at the effective time of the scheme, the holder of each Fyffes ordinary share issued and outstanding immediately prior to completion of the scheme will obtain the right to

1

receive from ChiquitaFyffes 0.1113 of a ChiquitaFyffes ordinary share, which is referred to in this supplement as the “ChiquitaFyffes consideration.” This supplement provides information about the changes to the transaction agreement and the transactions it contemplates, and updates the proxy statement/prospectus which was previously mailed on or about August 7, 2014 to Chiquita shareholders and on or about August 12, 2014 to Fyffes shareholders. See “Update to the Combination — Update to Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination” beginning on page 12 of this supplement for a more detailed description of Chiquita board of director’s reasons for approving the amended transaction agreement and recommending adoption of the amended transaction agreement and approving the merger to Chiquita shareholders. See “Update to the Combination — Update to Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination” beginning on page 13 of this supplement for a more detailed description of Fyffes board of director’s reasons for approving the amended transaction agreement and recommending voting in favor of the scheme to Fyffes shareholders.
Q:	What terms of the combination have changed?
A:	Under the terms of the amendment, each Fyffes share issued at or before 10:00 p.m., Irish time, on the last business day before the scheme becomes effective will be cancelled or transferred to ChiquitaFyffes and the holder thereof will receive 0.1113 of a ChiquitaFyffes ordinary share; provided that Fyffes shareholders will not receive any fractional shares of ChiquitaFyffes pursuant to the scheme. The amendment also provides that the transaction agreement may be terminated by Fyffes at any time prior to the time the scheme becoming effective in the event that the Chiquita shareholder approval has not been obtained on or prior to October 24, 2014. See “Update to the Combination — Amendment to the Transaction Agreement” beginning on page 36 of this supplement.

In addition, Chiquita and Fyffes entered into a supplemental expenses reimbursement agreement, pursuant to which Chiquita has agreed to pay Fyffes an amount equal to 3.5% of the total value attributable to the issued share capital of Chiquita that is the subject of the merger calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the payment obligation. The supplemental expenses reimbursement agreement also provides for different triggers to the foregoing payments. See “Update to the Combination — Supplemental Expenses Reimbursement Agreement” beginning on page 36 of this supplement.

Q:	Do the Chiquita and Fyffes boards of directors still support the proposals being put to a vote at their respective special meetings?
A:	The Chiquita board of directors has unanimously approved the amended transaction agreement and determined that the terms of the combination, as amended, will further the strategies and goals of Chiquita.

The Chiquita board of directors unanimously recommends that Chiquita shareholders vote:

•	“FOR” the proposal to adopt the amended transaction agreement and approve the merger;
•	“FOR” the proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves;
•	“FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination;
•	“FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan; and
•	“FOR” the Chiquita adjournment proposal.

In considering the recommendation of the board of directors of Chiquita, you should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination that may be different from, or in addition to, the interests of Chiquita shareholders generally. See “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of

2

the proxy statement/prospectus and “Update to the Combination — Update to Interests of Certain Persons in the Combination — Chiquita” beginning on page 7 of this supplement.

The Fyffes board of directors has unanimously approved the amended transaction agreement and determined that the terms of the amended transaction agreement and the combination contemplated by the amended transaction agreement, including the scheme, are fair and reasonable.

The Fyffes board of directors unanimously recommends that Fyffes shareholders vote:

•	“FOR” the scheme of arrangement at the special court-ordered meeting;
•	“FOR” the cancellation of any Fyffes ordinary shares in issue before 10:00 p.m., Irish time, on the last business day before the Irish High Court hearing to sanction the scheme;
•	“FOR” amendment of the articles of association of Fyffes so that any ordinary shares of Fyffes that are issued at or after 10.00 p.m., Irish time on the last day before the Cancellation Record Time are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration;
•	“FOR” the authorization of the directors of Fyffes to allot and issue new Fyffes shares, fully paid up, to ChiquitaFyffes in connection with effecting the scheme;
•	“FOR” the reduction of all of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes ordinary shares pursuant to the scheme of arrangement and the merger, in order to create distributable reserves of ChiquitaFyffes.

See “Update to the Combination — Update to Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination” beginning on page 13 of this supplement.

In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests that may be different from, or in addition to, the interests of Fyffes shareholders generally. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of the proxy statement/prospectus and “Update to the Combination — Update to Interests of Certain Persons in the Combination — Fyffes” beginning on page 35 of this supplement.

Q:	What happened to the proposal from Cutrale/Safra to acquire 100% of the outstanding stock of Chiquita?
A:	The amendment continues to allow Chiquita to engage in discussions with Cutrale/Safra so that the Chiquita board of directors can consider, for the benefit of Chiquita shareholders, any offer that Cutrale/Safra may present. Cutrale/Safra has stated that it expects to make an offer “as expeditiously as possible”, although there can be no assurance of the terms and conditions of any such offer or that an offer will be made. The Chiquita board of directors will consider any offer that Cutrale/Safra makes.
Q:	Has there been any change to the date or locations of the meetings?
A:	The reconvened Chiquita special meeting will be held at 9:00 a.m., local time, on October 24, 2014, at the principal executive offices of Chiquita, located at 550 South Caldwell Street, Charlotte, North Carolina 28202.

The Fyffes special court-ordered meeting is now scheduled to be reconvened at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on October 28, 2014, at 10:00 a.m., Irish time.

The Fyffes EGM is scheduled to be reconvened at the same place as the Fyffes special court-ordered meeting on October 28, 2014, at 10:30 a.m., Irish time or, if later, as soon as possible after the conclusion or adjournment of the Fyffes special court-ordered meeting.

Q:	If I have not already voted, what do I need to do now in order to vote?
A:	Chiquita: First, carefully read this supplement and the proxy statement/prospectus, including the information incorporated by reference and the appendices. If you are a Chiquita shareholder of record, you may vote your shares at the Chiquita special meeting in one of the following ways:

3

•	by mailing your completed and signed proxy card in the enclosed return envelope;
•	by voting by telephone or over the Internet as instructed on the enclosed proxy card; or
•	by attending the Chiquita special meeting and voting in person.

If you hold your Chiquita common shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to instruct them on how to vote such shares.

Fyffes:  First, carefully read this supplement and the proxy statement/prospectus, including the information incorporated by reference and the appendices. If you are a Fyffes shareholder of record, you may vote your shares at the Fyffes special meetings in one of the following ways:

•	by appointing (either electronically or by returning a complete form of proxy card) the Chairman or another person as a proxy to vote on your behalf;
•	by appointing a proxy via the CREST System if you hold your shares in CREST; or
•	by attending the applicable Fyffes special meeting and voting in person.

If you are a joint holder of Fyffes shares, you may vote, but if your other joint holder(s) vote(s), the vote of the senior, whether in person or by proxy, shall be accepted to the exclusion of the other joint holder(s); and for this purpose, seniority will be determined by the order in which the names stand in the register of members.

Q:	What if I already voted? Do I need to vote again? What if I want to change my vote?
A:	Chiquita: If you have previously submitted a proxy card or voted by telephone or over the Internet, you do not need to submit another proxy card or vote again by telephone or over the Internet unless you desire to change your previous vote. For your convenience, we have enclosed a new WHITE proxy card with this supplement.

If you have previously submitted a proxy card, all such references to the “transaction agreement” in that proxy card shall be treated as references to the amended transaction agreement for the purpose of your vote at the special meeting.

You may, however, change your vote at any time before your proxy is voted at the Chiquita special meeting. You can do this in one of four ways:

•	timely deliver a valid later-dated proxy by mail;
•	before the Chiquita special meeting, provide written notice that you have revoked your proxy to the secretary of Chiquita, so that it is received prior to midnight on the night before the special meeting at the following address:

Chiquita Brands International, Inc.
550 South Caldwell Street,
Charlotte, North Carolina 28202
Attention: James E. Thompson, Corporate Secretary

•	submit revised voting instructions by telephone or over the Internet by following the instructions set forth on the proxy card; or
•	attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the meeting to change your vote.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow directions received from your bank, broker or other nominee to change your vote or revoke your proxy.

Fyffes:  If you have already completed and returned your forms(s) of proxy, either by post or electronically, you do not need to take further action, unless you desire to change your previous vote.

4

You may, however, change your vote at any time before your proxy is voted at the Fyffes special court-ordered meeting or the Fyffes EGM. If you hold your Fyffes shares in certificated form you may change your vote at any time before your proxy is voted at the Fyffes special court-ordered meeting or the Fyffes EGM. You can do this in one of three ways:

•	signing and returning by mail the proxy card that you should have received with this supplement with a later date so that it is received prior to the latest date for receipt of proxies at the applicable special meeting;
•	before the relevant special meeting, provide written notice that you have revoked your proxy to the secretary of Fyffes, so that it is received prior to midnight on the night before such special meeting at the following address:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
Attention: Seamus Keenan, Company Secretary

•	attend the special meetings and vote in person. Simply attending the meetings, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the relevant meeting to change your vote or revoke your proxy by handing a notice of revocation to the chairman of the meeting.

If you hold your Fyffes shares in uncertificated form in CREST, you may change your vote at any time before your proxy is voted at the Fyffes special court-ordered meeting or the Fyffes EGM in one of two ways:

•	by attending the meetings in person. Simply attending the meetings, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the relevant meeting to change your vote; or
•	by amending your proxy instruction in the manner prescribed by CREST, such amendment to be received by Computershare Services (Ireland) Limited no later than 48 hours before the time fixed for the relevant meeting.
Q:	Who can help answer my questions?
A:	If you have questions about the combination, this supplement or if you need assistance in submitting your proxy or voting your shares or need additional copies of the proxy statement/prospectus, this supplement or the enclosed proxy card, you should, if you are a Chiquita shareholder, contact one of the proxy solicitation agents for Chiquita, or, if you are a Fyffes shareholder, contact Fyffes company registrar or the company secretary.

If you are a Chiquita shareholder, you should contact either MacKenzie Partners, Inc. or Alliance Advisors, LLC using the contacts listed below:

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 Shareholders May Call Toll-Free: (800) 322-2885 Banks & Brokers May Call Collect: (212) 929-5500	Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, New Jersey 07003 Shareholders May Call Toll-Free: (855) 976-3330 Banks & Brokers May Call Collect: (973) 873-7721

If your Chiquita shares are held by a broker, bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a Fyffes shareholder, you should contact Computershare Investor Services (Ireland) Limited, Fyffes company registrar, by telephone at +353 1 431 9826 or the company secretary in writing at the address set out above.

5

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This supplement and the documents incorporated into it by reference contain certain statements that are “forward-looking statements”. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. You are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as a consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on combination-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in the proxy statement/prospectus and in Chiquita’s most recent Annual Report on Form 10-K, Current Reports on Form 8-K and other documents filed from time to time with the SEC and incorporated herein by reference.

Actual results might differ materially from those expressed or implied by these forward-looking statements because these forward-looking statements are subject to assumptions and uncertainties. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this supplement or the date of any document incorporated by reference. Except as required by applicable law or regulation, none of ChiquitaFyffes, Chiquita or Fyffes undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this supplement or any document incorporated by reference might not occur.

6

UPDATE TO THE COMBINATION

Update to the Scheme and the Merger

On September 25, 2014, Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub entered into an amendment to the transaction agreement. As a result of the amendment, at the completion of the combination, the holder of each Fyffes share will be entitled to receive from ChiquitaFyffes 0.1113 of a ChiquitaFyffes ordinary share. After giving effect to the merger and the combination, based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, former shareholders of Chiquita are expected to own approximately 59.6% of ChiquitaFyffes, on a fully diluted basis, and former shareholders of Fyffes are expected to own approximately 40.4% of ChiquitaFyffes, on a fully diluted basis.

Update to Background of the Combination

The discussion below supplements the description of the background of the combination contained in the proxy statement/prospectus, up to and including the date of this supplement.

On August 11, 2014, Cutrale/Safra, on an unsolicited basis, delivered a letter to Chiquita expressing interest in pursuing an all cash acquisition of Chiquita at a price of $13.00 per share by an entity newly formed by an affiliate of Cutrale/Safra. Later on August 11, 2014, Chiquita issued a press release confirming receipt of Cutrale/Safra’s proposal.

On August 12, 2014, members of Chiquita management and its advisors met at Goldman Sachs’ offices in New York to discuss the Cutrale/Safra offer relative to the proposed transaction with Fyffes. Also on August 12, 2014, the Chiquita board of directors met telephonically, together with members of management and Chiquita’s legal and financial advisors, to review and discuss Cutrale/Safra’s proposal and decided to reconvene on August 14 so that Chiquita’s board of directors and its advisors could give additional consideration to Cutrale/Safra’s proposal.

On August 14, 2014, the Chiquita board of directors, together with its legal and financial advisors, met telephonically and, after giving additional consideration to the proposal, unanimously determined that Cutrale/Safra’s proposal was inadequate and not in the best interest of Chiquita’s shareholders. Having made such a determination, Chiquita also determined not to furnish information to, and have discussions and negotiations with, the Cutrale Group and the Safra Group at that time. A press release was issued announcing the board’s determination and a letter was sent to Cutrale/Safra.

On August 15, 2014, Cavendish Global Limited (“Cavendish Global”) and Cavendish Acquisition Corporation (“Cavendish Acquisition”) filed a preliminary proxy statement with the SEC which, in its definitive form, was intended to be used to solicit votes from Chiquita shareholders against the proposed combination with Fyffes. According to the preliminary proxy statement, Cavendish Global is jointly owned by affiliates of the Cutrale Group and the Safra Group. In addition, according to its proxy materials filed subsequently, the Cutrale Group is not a legal entity, but refers to the global agribusiness operations owned by the Cutrale family of Brazil, and the Safra Group is not a legal entity but refers to the conglomerate owned by the Safra family of Brazil.

On August 17, 2014, the Chiquita board of directors met telephonically, together with members of management and outside advisors, to further discuss the unsolicited offer from Cutrale/Safra, and to discuss potential responses by Chiquita to the unsolicited offer, along with the August 15 preliminary proxy statement. At the meeting, the Chiquita board of directors reconfirmed its prior determination.

On August 19, 2014, Chiquita’s and Fyffes management teams, along with their respective advisors, met at Skadden Arps’ offices in New York to discuss next steps and work on an investor road show presentation, intended for use with the proxy advisory firms regarding the Chiquita special meeting in connection with the proposed combination with Fyffes.

On August 24, 2014, the Chiquita board of directors met telephonically, together with members of management and outside advisors, to discuss the public announcement of increases in certain operating efficiencies by Chiquita and increases in synergy estimates related to the proposed combination with Fyffes. At

7

the meeting, the Chiquita board of directors, with the assistance of its outside advisors, approved the discussed announcements of increases in efficiencies by Chiquita and increases in synergy estimates related to the proposed combination.

On August 26, 2014, Cutrale/Safra filed with the SEC an investor presentation in support of its solicitation of votes from Chiquita’s shareholders against the Fyffes transaction.

On August 26, 2014, Cavendish Alpha Corporation, an affiliate of Cutrale/Safra (“Cavendish”), sent a shareholder demand letter for the production of a shareholder list to Chiquita pursuant to Section 1315 of the New York Business Corporation Law.

On August 27, 2014, Chiquita and Fyffes announced that they had identified an additional $20 million of synergies related to their proposed combination, for a total of at least $60 million in annualized pre-tax cost synergies by the end of 2016, reflecting additional information which had become available regarding optimization of sourcing and shipping logistics, as well as the output of the information technology integration planning work stream that was established after the proposed combination was first announced.

On August 27, 2014, Fyffes also announced its strong results for the first half of 2014 and a significant increase to its EBITA target for 2014 to the range from €38 million to €42 million.

On August 27, 2014, Chiquita filed a presentation with the SEC for consideration by investors and the proxy advisory firms regarding the Chiquita special meeting in connection with the Fyffes transaction.

On August 27, 2014, Chiquita also issued a press release and sent a letter to its shareholders highlighting benefits of its proposed combination with Fyffes and reaffirming the Chiquita board of directors’ recommendation of the proposed transaction.

Later on August 27, 2014, Cutrale/Safra issued a press release relating to the announcement by Chiquita and Fyffes of the additional $20 million of synergies related to their proposed combination.

On August 27, 2014, the Chiquita board of directors and members of management met at Chiquita’s headquarters, together with outside advisors, to discuss potential responses by Chiquita to the unsolicited offer and potential changes to the terms and/or economics of the Fyffes transaction to provide Chiquita’s shareholders with additional value.

On August 27, 2014, Cavendish Global, Burlingtown UK LTD, Erichton Investments Ltd. and Cavendish Acquisition filed an amendment to their preliminary proxy statement, dated August 15, 2014, with the SEC.

On August 28, 2014, Cutrale/Safra filed with the SEC a slide presentation supplementing their earlier presentation of August 26, 2014, regarding the Chiquita special meeting in connection with the Fyffes transaction.

On August 28, 2014, Cavendish Global, Burlingtown UK LTD, Erichton Investments Ltd. and Cavendish Acquisition filed a definitive proxy statement with the SEC indicating their intention to solicit proxies in opposition to the proposed combination with Fyffes.

On August 29, 2014 and again on September 1, 2014, members of Chiquita’s and Fyffes management teams met telephonically to discuss the possibility of Fyffes proposing revised transaction terms for consideration by the Chiquita board of directors that would provide Chiquita’s shareholders with additional value and that would also include, potentially, additional walk-away rights for Fyffes and a break fee more customary for transactions of this type payable by Chiquita if the transaction agreement were to be terminated under certain circumstances.

On September 1, 2014, Fyffes made a technical change to the scheme by modifying the scheme to include the definition of “Cancellation Shares” (which had been omitted inadvertently) in the terms of the scheme pursuant to paragraph 9 of the scheme of arrangement and an order of the Irish High Court.

On September 2, the Fyffes board of directors met to discuss the status of the transaction and to consider the options available to it in light of the recent developments described above, including the possibility of amending the terms of the combination by way of a revision to the exchange ratio.

8

On September 2, 2014, Chiquita filed a presentation with the SEC and sent a letter to its shareholders rebutting the points raised by Cutrale/Safra’s investor presentation, in particular emphasizing the potential value of a combined company with Fyffes.

On September 2, 2014, Fyffes also filed a presentation with the SEC rebutting the points raised by Cutrale/Safra’s investor presentation, in particular emphasizing Fyffes proven track record in growing its business, Fyffes history of successfully integrated acquisitions, Fyffes long standing relationship with producers, the total amount of Fyffes hectares of managed production, the percentage of Fyffes European volume sold through contracted sales and the lack of certainty that Cutrale/Safra’s proposal would preserve optionality for Chiquita shareholders.

On September 2, 2014, Cavendish Global, Burlingtown UK LTD, Erichton Investments Ltd. and Cavendish Acquisition filed an amendment to their definitive proxy statement, dated August 28, 2014, with the SEC.

On September 2, 2014, Fyffes issued an announcement that it was on that day posting to its shareholders its updated profit forecast, the updated merger benefit statement of Chiquita and a supplemental notice to shareholders dated September 1, 2014 in respect of its proposed scheme of arrangement.

On September 3, 2014, Cutrale/Safra issued a press release regarding Chiquita’s presentation and letter dated September 2, 2014.

On September 3, 2014, Skadden Arps, on behalf of Chiquita, sent a response to Cravath, Swaine & Moore LLP, Cutrale/Safra’s legal advisors (“Cravath”) regarding Cavendish’s August 26 shareholder demand letter in which Chiquita requested that Cavendish furnish the affidavit required by Section 1315(b) of the New York Business Corporation Law and requested execution by Cavendish of an appropriate confidentiality agreement regarding the shareholder list.

On September 4, 2014, the various proxy advisory firms in connection with the Fyffes transaction recommended that, among other things, Chiquita shareholders vote against approval of the transaction agreement, principally based on Chiquita’s board of directors’ failure to engage in discussions with Cutrale/Safra.

On September 5, 2014, Cutrale/Safra issued press releases regarding the recommendations of various proxy advisory firms.

On September 5, 2014, management of Chiquita and Fyffes met telephonically and, following consultation with advisors, and discussion among advisors, including Goldman Sachs and Lazard, agreed on conditions to be proposed to the boards of both companies to grant a waiver to Chiquita under the transaction agreement to permit Chiquita to furnish nonpublic information to Cutrale/Safra and engage in discussions and negotiations with Cutrale/Safra regarding its unsolicited proposal. The conditions included the possibility of Chiquita paying a higher break fee to Fyffes if the transaction agreement were terminated under certain circumstances.

On September 7, 2014, the Chiquita board of directors met telephonically, together with members of management and outside advisors, to discuss developments regarding discussions with the European Commission relating to regulatory matters of the proposed combination, the unsolicited offer from Cutrale/Safra and discussions with Fyffes to postpone the Chiquita special meeting to allow Chiquita to engage in discussions with the Cutrale/Safra Group. At the meeting, the board approved the postponement of the Chiquita special meeting until October 3 and directed management and its advisors to obtain the waiver from Fyffes to allow Chiquita to engage in discussions with Cutrale/Safra to provide them with an opportunity to conduct due diligence and present a definitive proposal for consideration by the board. The board also indicated its willingness to agree to Fyffes request for an increased break fee if the transaction agreement were terminated under certain circumstances.

On September 8, 2014, Fyffes granted Chiquita a waiver permitting Chiquita to engage in discussions with Cutrale/Safra. As part of the waiver, Chiquita agreed that in the event that Chiquita agreed to a break fee payable upon acceptance of a superior proposal in a definitive agreement with Cutrale/Safra that was greater than the break fee presently payable under the expenses reimbursement agreement under similar

9

circumstances, such higher break fee would be payable to Fyffes. Each of Chiquita and Fyffes also issued a press release announcing the postponement of the Chiquita special meeting to October 3, 2014 and Fyffes intention to seek adjournments of its special court-ordered meeting and EGM to October 3, 2014, respectively.

Later on September 8, 2014, Chiquita sent a letter to Cutrale/Safra indicating its willingness to offer to Cutrale/Safra the opportunity to conduct focused due diligence and present their final and best offer. In response to Chiquita’s letter to Cutrale/Safra dated September 8, Cutrale/Safra Group also issued a press release criticizing, among other things, the timing of Chiquita’s offer for diligence.

On September 10, 2014, Chiquita, Cavendish Global, Burlingtown UK LTD, Erichton Investments Ltd. and Cavendish Acquisition executed a confidentiality agreement allowing Cutrale/Safra to conduct due diligence, including access to a data room and Chiquita’s management team. In connection with the execution of the confidentiality agreement, Cutrale/Safra indicated that it would use its best efforts to complete its due diligence and present its definitive offer as expeditiously as possible for Chiquita’s consideration. Over the course of the next several days and weeks, Chiquita added numerous documents to the data room in response to specific due diligence requests from Cutrale/Safra and its advisors.

Cutrale/Safra stated in a press release dated September 10, 2014, that “†osubject to Chiquita making a ‘Required Amendment’ to its proxy materials, Cutrale-Safra will not move proposal 6 (the Cutrale-Safra negotiation proposal) at the October 3 Special Meeting and will seek to obtain proxies FOR proposal 5 (the Chiquita adjournment proposal) and will change its recommendation relating thereto. The ‘Required Amendment’ will be an amendment to Chiquita’s proxy materials that contains a commitment by Chiquita that any adjournment it moves for at the October 3 Special Meeting will be either for 14 days or 21 days, at Chiquita’s option, except that the adjournment will be for 21 days if Cutrale-Safra so requests.” Chiquita confirmed in an 8-K filed with the SEC later on September 10, 2014 that any adjournment submitted for approval by Chiquita at the October 3 special meeting of Chiquita shareholders will be either for 14 days or 21 days, at Chiquita’s option, except that the adjournment will be for 21 days if Cutrale/Safra so requests.

On September 11, 2014, Skadden Arps sent an initial draft of a merger agreement to Cravath.

On September 12, 2014, Chiquita mailed to its shareholders a supplemental notice for the postponed Chiquita special meeting.

On September 15, 2014, Skadden Arps sent to Cravath an initial draft of Chiquita’s disclosure letter to the merger agreement.

On September 15, 2014, Fyffes issued an announcement reminding its shareholders of its intention to seek adjournments of the special court-ordered meeting and EGM then convened for September 17, 2014 and, subject to any direction of the Irish High Court, to reconvene such meetings for October 3, 2014.

On September 16, 2014, Chiquita and Fyffes issued a joint press release confirming that they were in discussions with the European Commission regarding possible limited commitments with a view to obtaining clearance of the proposed combination by the European Commission in its initial Phase I review period.

Between September 16 and September 19, 2014, members of Cutrale/Safra, along with their outside legal and financial advisors, met with members of Chiquita’s management team, along with its outside legal and financial advisors, at Chiquita’s headquarters in Charlotte, North Carolina, to conduct due diligence, including several “breakout” sessions covering specific topics related to Chiquita’s operations, strategy, management structure, legal, financial and accounting matters. At the meetings, members of Chiquita’s management team made several management presentations. Following the meetings, Chiquita added the presentation materials used and additional documents to the data room in response to follow up requests from Cutrale/Safra and its advisors.

On September 17, 2014, the shareholders of Fyffes approved the adjournments of the special court-ordered meeting and EGM until October 3, 2014.

On September 17, 2014, Fyffes filed a presentation with the SEC further outlining the strategic rationale for the proposed combination with Chiquita.

10

Between September 17 and September 19, 2014, members of Fyffes management met with certain Chiquita shareholders. During these meetings, the Chiquita shareholders indicated their belief that Fyffes would have to give Chiquita shareholders a greater share of the value in the combined company in order to receive the Chiquita shareholder approval necessary to consummate the transaction.

On September 18, 2014, Cravath, on behalf of Cavendish, sent to Skadden the confidentiality letter regarding the shareholder list and affidavit requested by Chiquita’s September 3 letter to Cravath and, thereafter, the records requested by Cavendish were provided to it.

On September 21, 2014, Cravath sent to Skadden a mark-up of the draft merger agreement. On September 24, 2014, Skadden Arps and Cravath engaged in discussions related to the draft merger agreement, and on September 26, 2014, Skadden Arps sent to Cravath a mark-up of certain sections of the draft merger agreement. Regarding other issues raised, Cravath indicated that they would give the matters additional thought.

On September 22, 2014, members of Chiquita’s and Fyffes management teams met at Chiquita’s headquarters in Charlotte, North Carolina, along with their respective financial advisors who participated by telephone, to discuss the feedback that Fyffes management had received from Chiquita’s shareholders and Fyffes belief that Fyffes would have to agree to adjust the exchange ratio in the proposed combination to give Chiquita shareholders a larger percentage of the combined company. At the conclusion of the meeting, Fyffes proposed revised transaction terms, subject to final approval from the Fyffes board of directors, for consideration by the Chiquita board of directors. The revised terms included a new exchange ratio that would result in Chiquita’s shareholders owning just under 60% of the equity of the combined company upon consummation of the transaction, subject to Chiquita agreeing to (1) a break fee payable by Chiquita equal to 3.5% of the total value attributable to the issued share capital of Chiquita that is the subject of the merger if the transaction agreement were terminated under certain specified circumstances, and (2) a termination right for Fyffes if Chiquita shareholder approval were not obtained on or prior to October 24, 2014, and in such event, Fyffes would be entitled to a termination fee if Chiquita were to enter into another transaction within nine months. Fyffes stated that it wished to publicly announce the revised transaction terms as soon as possible following approval by the companies’ respective boards of directors and approval from the Irish Takeover Panel.

On September 22, 2014, Cutrale/Safra filed an amended and restated definitive proxy statement with the SEC.

On September 23, 2014, Cutrale/Safra filed a shareholder presentation with the SEC.

On September 23, 2014, the Fyffes board of directors met telephonically to discuss with Lazard the revised transaction terms proposed by management on September 22. Having taken into account the relevant factors and applicable risks, the Fyffes board of directors, which had been so advised by Lazard for the purposes of Rule 3 of the Irish Takeover Rules, unanimously determined that it considered the revised terms to be fair and reasonable and unanimously recommended to Fyffes shareholders that they vote in favor of the revised scheme (assuming that the Irish High Court approves the revision to the scheme) at the court meeting and the resolutions proposed at the EGM. The Fyffes board instructed its management and advisors to reach out to Chiquita and its advisors to enter into revised transaction terms and also appointed a committee with the necessary authority to agree and finalize the revised transaction terms and to enter into any documentation required to implement the revised terms of the combination.

On September 23, 2014, the Chiquita board of directors met telephonically, together with members of management and outside advisors, to discuss the revised transaction terms proposed by Fyffes. At the meeting, representatives of Goldman Sachs reviewed its financial analysis of the amended transaction, and the board reviewed drafts of the amendment and supplemental expenses reimbursement agreement, noting, among other things, the fact that the amendment continues to allow Chiquita to engage in discussions with Cutrale/Safra so that the Chiquita board of directors can consider, for the benefit of Chiquita shareholders, any offer that Cutrale/Safra may present. The board expressed its belief that the increase in the break fee that may be payable pursuant to the supplemental expenses reimbursement agreement was within the customary range for transactions of this type and reasonable in light of, among other things, the increase in consideration

11

represented by the revised exchange ratio. At the conclusion of the meeting, the board directed its management and advisers to attempt to reach definitive revised transaction terms, subject to final approval by the board.

On September 23, 2014, an affiliate of The InterTech Group executed another letter of support confirming and repeating its support of the combination and confirming that, so long as the Fyffes board of directors is supportive of the combination or the transaction agreement, as amended, is not otherwise terminated or materially modified as determined by the affiliate in its sole and absolute discretion, the affiliate will vote all of its Fyffes ordinary shares in favor of any proposal submitted to Fyffes shareholders to approve the combination and delivered it to Fyffes.

On September 24, 2014, a representative from Goldman Sachs and a representative from Cutrale/Safra had a status call in which the representative from Cutrale/Safra stated that Cutrale/Safra did not expect to propose a revised offer, if any, to Chiquita before the October 3 special meeting of Chiquita shareholders.

On September 25, 2014, Goldman Sachs delivered a written opinion to the Chiquita board of directors that, as of the date of the amendment and based upon and subject to the factors and assumptions set forth in such written opinion, the merger consideration to be paid to Chiquita shareholders (other than Fyffes and its affiliates) pursuant to the amended transaction agreement was fair, from a financial point of view, to such holders.

The Chiquita board of directors approved the amendment and the supplemental expenses reimbursement agreement by unanimous written consent dated September 25, 2014 and determined that the terms of the combination, as amended, will further the strategies and goals of Chiquita and are fair to and in the best interests of Chiquita and its shareholders.

On September 25, 2014, Cutrale/Safra filed an amended and restated definitive proxy statement with the SEC.

On September 25, 2014, members of Chiquita’s management team met with members of the Cutrale/Safra management team, along with their respective financial advisors, to discuss topics related to Chiquita’s operations, strategy, and management structure.

On September 25, 2014, a committee of the Fyffes board of directors approved the final form of the documentation required to implement the revised terms.

On September 25, 2014, the Balkan Entities executed another irrevocable undertaking severally confirming and repeating to Chiquita and ChiquitaFyffes their agreement to vote all of their shares in favor of the scheme and to not sell, transfer or otherwise dispose of their shares subject to certain conditions prior to the combination becoming effective and delivered it to Chiquita.

On September 25, 2014, the Irish Takeover Panel issued its consent (subsequently confirmed in a letter dated September 26, 2014) to the revision in the scheme consideration from 0.1567 of a ChiquitaFyffes ordinary share to 0.1113 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share (subject to approval of the High Court of Ireland to the proposed revision).

Chiquita and Fyffes subsequently executed the amendment and the supplemental expenses reimbursement agreement.

On September 26, 2014 Chiquita and Fyffes announced the terms of the revised combination.

Update to Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination

The Chiquita board of directors approved the amendment to the transaction agreement by unanimous written consent dated September 25, 2014 and determined that the terms of the combination, as amended, will further the strategies and goals of Chiquita and are fair to and in the best interests of Chiquita and its shareholders. The Chiquita board of directors unanimously recommends that the shareholders of Chiquita vote “For” the adoption of the amended transaction agreement and the approval of the merger and “For” the other Chiquita proposals at the Chiquita special meeting.

12

In arriving at its determination that the terms of the combination, including the merger and the scheme, are advisable and will further the strategies and goals of Chiquita and recommending adoption of the amended transaction agreement by the Chiquita shareholders, the Chiquita board of directors was mindful of the factors described in the section entitled “The Combination — Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination” beginning on page 69 of the proxy statement/prospectus. The Chiquita board of directors expressed its belief that those factors were still applicable. In addition, the board of directors of Chiquita consulted with Chiquita’s management, legal advisors, financial advisors and other representatives and considered a number of additional factors, including the following:

•	the recognition by the Chiquita board of directors that an all-stock transaction would enable Chiquita’s shareholders to participate in the long term benefits of a transaction, as opposed to the all-cash transaction proposed by Cutrale/Safra;
•	the fact that the revised ChiquitaFyffes consideration will increase the Chiquita shareholders’ ownership of ChiquitaFyffes by approximately 17.5%, to approximately 59.6% of the equity of ChiquitaFyffes on a fully diluted basis upon consummation of the combination, and therefore increases Chiquita shareholders’ ability to participate in the financial benefits of the combination, including without limitation the $60 million in annualized pre-tax cost synergies targeted for the combination by the end of 2016;
•	the belief of the Chiquita board of directors, having reviewed the presentation of its financial adviser, that ChiquitaFyffes in the near term has the potential to deliver values greater than the $13.00 per share non-binding offer from Cutrale/Safra;
•	Goldman Sachs & Co.’s (“Goldman Sachs”) financial analysis of the proposed combination and the opinion of Goldman Sachs that, as of September 24, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the merger consideration to be paid to the Chiquita shareholders (other than Fyffes and its affiliates) pursuant to the amended transaction agreement was fair from a financial point of view to such shareholders. See “— Update to Opinion of Chiquita’s Financial Advisor” beginning on page 17 of this supplement;
•	the belief of the Chiquita board of directors that the increase in the break fee that may be payable by Chiquita pursuant to the supplemental expenses reimbursement agreement, which is within the normal range of break fees agreed upon by companies entering into similar transactions, is reasonable in light of, among other things, the increase in consideration represented by the revised combination terms reflected in the amendment and the board’s belief that such increase will increase the value to be received by Chiquita’s shareholders under all scenarios; and
•	the fact that the amendment continues to allow Chiquita to engage in discussions with Cutrale/Safra so that the Chiquita board of directors can consider, for the benefit of Chiquita shareholders, any offer that Cutrale/Safra may present, although there can be no assurance of the terms and conditions of any such offer or that a definitive offer will be made.

Update to Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination

At its meeting on September 23, 2014, the Fyffes board of directors unanimously recommended that the shareholders of Fyffes vote in favor of the scheme at the special court-ordered meeting and in favor of all of the other resolutions at the EGM. Having taken into account the relevant factors and applicable risks, the Fyffes Board of Directors, which has been so advised by Lazard for the purposes of Rule 3 of the Irish Takeover Rules, unanimously considers the revised terms of the Combination to be fair and reasonable. Consequently, the Fyffes Board of Directors unanimously recommends to Fyffes shareholders that they vote in favour of the revised Scheme (assuming that the Irish High Court approves the revision to the Scheme) at the Court Meeting and the resolutions proposed at the EGM. In providing its advice, Lazard has taken into account the commercial assessments of Fyffes Board of Directors. Fyffes shareholders holding shares representing an aggregate of 26.6% of Fyffes outstanding share capital have also reaffirmed their commitments to vote in favor of the Combination.

The Fyffes board of directors reexamined and reconsidered the matters described in the section entitled “The Combination — Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the

13

Combination” beginning on page 72 of the proxy statement/prospectus. The Fyffes board of directors expressed its belief that those factors were still applicable. In addition, the board of directors of Fyffes consulted with Fyffes management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information, and considered a number of additional factors that it believes support its determinations and recommendations, including the following:

•	the recommendation by proxy advisory firms Institutional Shareholder Services (“ISS”), Glass Lewis & Co., LLC and Egan-Jones that shareholders of Chiquita vote “For” the adjournment of the special meeting of the shareholders of Chiquita which was originally scheduled to be held on September 17, 2014 in light of the Cutrale/Safra proposal and the resulting belief of the Fyffes board of directors that some modification of the exchange ratio in favor of the Chiquita shareholders would be necessary in order to obtain the affirmative vote of the Chiquita shareholders in favor of the combination with Fyffes;
•	the potential for Fyffes shareholders, as future ChiquitaFyffes shareholders, to benefit from additional expected operational synergies for the proposed combination of $20 million for a total of at least $60 million in expected annualized pre-tax cost synergies by the end of 2016, which were identified by Chiquita and Fyffes after additional information became available regarding optimization of sourcing and shipping logistics as well as the output of the information technology integration planning work stream that was established after the proposed combination was first announced;
•	the terms and conditions of the amendment to the transaction agreement and the supplemental expenses reimbursement agreement and the course of negotiations of such agreements, including, among other things, the ability of Fyffes to terminate the transaction agreement if the approval of Chiquita shareholders has not been obtained on or prior to October 24, 2014 and the fact that that Chiquita must pay Fyffes an amount equal to 3.5% of the equity value of Chiquita if the transaction agreement is terminated under the circumstances specified in the supplemental expenses reimbursement agreement; and
•	the advice of Lazard to the Fyffes board of directors that, solely for purposes of Rule 3 of the Irish Takeover Rules, Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination, as amended, to be fair and reasonable for the purposes of Rule 3 of the Irish Takeover Rules.

Update to Chiquita and Fyffes Unaudited Prospective Financial Information

Chiquita’s Projections

In addition to the information set forth in the section entitled “The Combination—Chiquita and Fyffes Unaudited Prospective Financial Information—Chiquita’s Projections” beginning on page 75 of the proxy statement/prospectus, the Chiquita board of directors approved for use by its financial advisors updated financial forecasts, projections and estimates prepared by the management of Chiquita relating to the future financial performance of Fyffes (the “Updated Chiquita’s Fyffes Projections”) to reflect the increased guidance for the 2014 fiscal year published by Fyffes on August 27, 2014.

In preparing the Updated Chiquita’s Fyffes Projections for years after 2014, Chiquita applied a 3% annual growth rate to revenues and applied a range of 5% growth rate to EBITDA. Other than as set forth in the preceding sentence, the estimates, assumptions, qualifications and limitations applicable to Chiquita’s Fyffes Projections described in the section entitled “The Combination—Chiquita and Fyffes Unaudited Prospective Financial Information—Chiquita’s Projections” in the proxy statement/prospectus are applicable to the Updated Chiquita’s Fyffes Projections.

14

The following table presents, subject to the foregoing, a summary of the updated Chiquita’s Fyffes Projections:

	Updated Chiquita’s Fyffes Projections (in millions, except per share amounts) Fiscal Year Ended December 31,
	2014	2015	2016
Revenue(1)	$1,306	$1,345	$1,386
EBITDA(2)	$62	$66	$69

(1)	Group revenue excluding share of joint ventures.
(2)	Non-GAAP measure. For this purpose, EBITDA means earnings before interest, taxes, depreciation and amortization.

Regarding ChiquitaFyffes, set forth below are the estimates of free cash flow for fiscal years 2015 and 2016 that were calculated, based on Chiquita's Chiquita projections and Chiquita's Fyffes projections, for use by Chiquita's financial adviser in performing its discounted cash flow analysis, as discussed under “Update to the Combination — Update to Opinion of Chiquita's Financial Advisor” beginning on page 17 of this supplement.

	Chiquita's Chiquita Free Cash Flow (In Millions) Fiscal Year Ended December 31,
	2015	2016
Free Cash Flow	$89	$104

(1)	Non-GAAP measure. For this purpose, Free Cash Flow means EBITDA less cash taxes and capital expenditures and less the amount of any increase and plus the amount of any decrease in working capital.

	Chiquita's Fyffes Free Cash Flow (In Millions) Fiscal Year Ended December 31,
	2015	2016
Free Cash Flow	$41	$41

(1)	Non-GAAP measure. For this purpose, Free Cash Flow means EBITDA less cash taxes and capital expenditures and less the amount of any increase and plus the amount of any decrease in working capital.

The estimates of Chiquita and Fyffes free cash flow for fiscal years 2015 and 2016 were calculated based on Chiquita's Chiquita projections and Chiquita's Fyffes projections, which were set out in proxy statement/prospectus and updated in this supplement. When the proxy statement/prospectus was being prepared, the Panel considered those projections to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Panel decided to waive the requirement under Rule 28.3 to have the Chiquita forecasts examined and reported on by the auditors of Chiquita for the reasons set out in the proxy statement/prospectus. As was the case when those projections were included in the proxy statement/prospectus when it was being prepared, it should be noted that:

(i) the estimates of Chiquita and Fyffes free cash flow are included in this supplement only because such information is required by the SEC to be included in this supplement;

(ii) the prospective financial information set forth in the estimates of Chiquita free cash flow were not prepared as part of Chiquita’s normal budgeting processes and therefore do not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii) PricewaterhouseCoopers Ireland has confirmed that they would be unable, as reporting accountants, to provide the profit forecast reports required under Rule 28.3 of the Irish Takeover Rules in respect of the estimates of Chiquita free cash flow.

The prospective financial information set forth in the estimates of Chiquita free cash flow in respect of the fiscal years ending December 31, 2015 and December 31, 2016 will not therefore be reported upon in

15

accordance with Rule 28 of the Irish Takeover Rules. Separately, Chiquita has made an updated profit forecast for the year ending December 31, 2014 as provided in the section entitled “Updated Chiquita Profit Forecast” beginning on page 132 of this supplement (the “Updated Chiquita Profit Forecast”). Reference is made to that section for additional information required under the Irish Takeover Rules regarding the Updated Chiquita Profit Forecast and you are urged to read that information.

Fyffes Projections

In addition to the information set forth in the section entitled “The Combination — Chiquita and Fyffes Unaudited Prospective Financial Information — Fyffes Projections” beginning on page 77 of the proxy statement/prospectus, Fyffes authorized Lazard to use and rely upon updated financial forecasts and projections prepared by the management of Fyffes relating to (1) the future financial performance of Chiquita (the “Updated Fyffes Chiquita Projections”) to reflect the Chiquita Profit Forecast for the fiscal year ending December 31, 2014 included in the proxy statement/prospectus and the long-term operating margin targets confirmed by Chiquita in an announcement on August 7, 2014 and (2) the future financial performance of Fyffes (the “Updated Fyffes Fyffes Projections”) to reflect increased guidance for the 2014 fiscal year published by Fyffes on August 27, 2014. The updated financial forecasts and projections with respect to the future financial performance of Chiquita and Fyffes beyond 2014 were prepared by the management of Fyffes on what they believed was a conservative basis for the purposes of the advice provided by Lazard for the purposes of Rule 3 of the Irish Takeover Rules.

The estimates, assumptions, qualifications and limitations applicable to the Fyffes Chiquita Projections, as described in the section “The Combination — Chiquita and Fyffes Unaudited Prospective Financial Information — Fyffes Projections” in the proxy statement/prospectus, are applicable to the Updated Fyffes Chiquita Projections and the estimates, assumptions, qualifications and limitations applicable to the Fyffes Fyffes Projections as described in the section “The Combination — Chiquita and Fyffes Unaudited Prospective Financial Information — Fyffes Projections” in the proxy statement/prospectus are applicable to the Updated Fyffes Fyffes Projections.

Fyffes analyzed a number of scenarios for the future financial performance of Fyffes and Chiquita; the advice provided by Lazard for the purposes of Rule 3 of the Irish Takeover Rules utilized those projections provided by Fyffes that were considered by Fyffes to be appropriately conservative for that particular purpose. The following tables present, subject to the foregoing, a summary of the Updated Fyffes Fyffes Projections and the Updated Fyffes Chiquita Projections.

	Updated Fyffes Fyffes Projections
	(in millions)
	Fiscal Year Ending December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Revenue(1)	€861	€887	€913	€941	€969	€998	€1,028	€1,059	€1,090	€1,123
EBITDA(2)(3)	€47	€48	€49	€51	€52	€54	€56	€57	€59	€61

	Updated Fyffes Chiquita Projections
	(in millions)
	Fiscal Year Ending December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Sales	$3,150	$3,244	$3,342	$3,442	$3,545	$3,651	$3,761	$3,874	$3,990	$4,110
EBITDA(2)	$140	$158	$175	$182	$189	$196	$204	$211	$218	$225

(1)	Group revenue excluding share of joint ventures.
(2)	Non-GAAP measure. For this purpose, EBITDA means earnings before interest, taxes, depreciation and amortization.
(3)	Includes share of joint venture profit.

The projections set out above in the Updated Fyffes Projections in respect of the fiscal years ending December 31, 2015 to 2023 (inclusive) represent updated projections from the equivalent projections which were set out in proxy statement/prospectus in respect of those fiscal years. When the proxy

16

statement/prospectus was being prepared, the Panel considered those projections to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Panel decided to waive the requirement under Rule 28.3 to have these forecasts examined and reported on by the auditors of Fyffes for the reasons set out in the proxy statement/prospectus. As was the case when those projections were included in the proxy statement/prospectus when it was being prepared, it should be noted that

(i) the Updated Fyffes Fyffes Projections are included in this supplement only because such information is required by the SEC to be included in this supplement;

(ii) the prospective financial information set forth in the Updated Fyffes Fyffes Projections were not prepared as part of Fyffes normal budgeting processes and, except as provided in the section entitled “Updated Fyffes Profit Forecast” beginning on page 135 of this supplement, therefore do not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii) KPMG has confirmed that they would be unable, as reporting accountants, to provide the profit forecast reports required under Rule 28.3 of the Irish Takeover Rules in respect of the Updated Fyffes Fyffes Projections.

The prospective financial information set forth in the Fyffes Projections in respect of the fiscal years ending December 31, 2015 to 2023 (inclusive) will not therefore be reported upon in accordance with Rule 28 of the Irish Takeover Rules. Separately, Fyffes has made an updated profit forecast for the year ending December 31, 2014 as provided in the section entitled “Updated Fyffes Profit Forecast” beginning on page 135 of this supplement (the “Updated Fyffes Profit Forecast”). Reference is made to that section for additional information required under the Irish Takeover Rules regarding the Updated Fyffes Profit Forecast and you are urged to read that information.

Update to Opinion of Chiquita’s Financial Advisor

Goldman Sachs delivered its opinion to Chiquita’s board of directors that, as of September 25, 2014 and based upon and subject to the factors and assumptions set forth therein, the merger consideration pursuant to the transaction agreement was fair from a financial point of view to the holders (other than Fyffes and its affiliates) of Chiquita common shares.

The full text of the written opinion of Goldman Sachs, dated September 25, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided its opinion for the information and assistance of Chiquita’s board of directors in connection with its consideration of the combination. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Chiquita common shares should vote with respect to the combination or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	The original registration statement on Form S-4 of ChiquitaFyffes, including the joint proxy statement/prospectus dated July 24, 2014;
•	Chiquita’s profit forecast, dated as of August 6, 2014;
•	the transaction agreement;
•	the amendment;
•	the announcement of the combination pursuant to Rule 2.5 of the Takeover Rules;
•	the supplemental expenses reimbursement agreement;
•	annual reports to shareholders and Annual Reports on Form 10-K of Chiquita for the five years ended December 31, 2013;
•	annual reports and accounts of Fyffes for the five years ended December 31, 2013;
•	certain interim reports to stockholders and Quarterly Reports on form 10-Q of Chiquita;
•	certain interim reports of Fyffes;
•	certain publicly available research analyst reports for Chiquita and Fyffes;

17

•	certain internal financial analyses and forecasts for Chiquita and certain updated financial analyses and forecasts for Fyffes, in each case, prepared by Chiquita management and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “Forecasts”);
•	certain cost savings and operating synergies projected by Chiquita management to result from the combination as updated and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “Synergies”); and
•	certain net operating loss utilization forecasts for Chiquita on a standalone basis and following consummation of the combination, prepared by Chiquita management and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “NOL Forecasts”).

Goldman Sachs also held discussions with members of the senior managements of Chiquita and Fyffes regarding their assessment of the past and current business operations, financial condition and future prospects of Fyffes and with the members of senior management of Chiquita regarding their assessment of the past and current business operations, financial condition and future prospects of Chiquita and the strategic rationale for, and the potential benefits of, the combination; reviewed the reported price and trading activity for the Chiquita common shares and Fyffes ordinary shares; compared certain financial and stock market information for Chiquita and Fyffes with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with Chiquita’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Chiquita’s consent that the Forecasts, the Synergies and the NOL Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chiquita. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Chiquita, Fyffes or ChiquitaFyffes or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the combination will be obtained without any adverse effect on Chiquita, Fyffes or ChiquitaFyffes or on the expected benefits of the combination in any way meaningful to its analysis. Goldman Sachs has assumed that the combination will be consummated on the terms set forth in the transaction agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Chiquita to engage in the combination, or the relative merits of the combination as compared to any strategic alternatives that may be available to Chiquita; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Fyffes and its affiliates) of Chiquita common shares, as of the date of the opinion, of the merger consideration pursuant to the transaction agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the transaction agreement or combination or any term or aspect of any other agreement or instrument contemplated by the transaction agreement or entered into or amended in connection with the combination, including the fairness of the combination to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Chiquita; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Chiquita, or class of such persons, in connection with the combination, whether relative to the merger consideration pursuant to the transaction agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the shares of ChiquitaFyffes will trade at any time or as to the impact of the combination on the solvency or viability of Chiquita, Fyffes or ChiquitaFyffes or the ability of Chiquita, Fyffes or ChiquitaFyffes to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman

18

Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Chiquita’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 24, 2014, the last trading day prior to the date on which Chiquita’s board of directors adopted the amendment to the transaction agreement, and is not necessarily indicative of current market conditions.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial and stock market information and public market multiples for Chiquita to corresponding financial and stock market information and public market multiples for the following publicly traded corporations in the agriculture and production industry:

•	Fyffes
•	Fresh Del Monte Produce Inc.

Although none of the selected companies is directly comparable to Chiquita, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Chiquita.

The financial and stock market information and public market multiples for Chiquita and the selected companies were based on information Goldman Sachs obtained from publicly available historical data and Institutional Brokers’ Estimate System, or “IBES,” estimates. The multiples were calculated using the applicable closing market prices noted below, and in the case of the 10 year median multiples, the applicable 10 year range of closing market prices, as of September 24, 2014.

With respect to Chiquita and the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of estimated 2014 EBITDA for each of Chiquita (March 7, 2014 and August 8, 2014), Fyffes (as of March 7, 2014) and Fresh Del Monte (as of August 8, 2014);
•	enterprise value as a multiple of estimated 2015 EBITDA for each of Chiquita (March 7, 2014 and August 8, 2014), Fyffes (as of March 7, 2014) and Fresh Del Monte (as of August 31, 2014);
•	enterprise value as a multiple of the median of the last twelve months EBITDA estimates over the last 10 years for each of Chiquita, Fyffes, Fresh Del Monte and Dole; and
•	enterprise value as a multiple of the median of the one-year forward EBITDA estimates over the last 10 years for each of Chiquita, Fyffes, and Fresh Del Monte.

19

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of diluted outstanding shares or 10 year range of the number of diluted outstanding shares, as applicable, of that company as reported in its public filings by the company’s closing share price or 10 year range of closing share prices, as applicable, as of September 24, 2014. By adding the net debt amount of each company as reported in its public filings to the equity value or 10 year range of net debt amounts, as applicable, of such company derived from the foregoing calculations, Goldman Sachs determined an implied enterprise value for each company. The following table presents the results of these calculations:

EBITDA Multiple	Chiquita	Fyffes	Fresh Del Monte
2014E	6.6x/7.5x*	7.0x	8.5x
2015E	6.3x/6.3x*	6.8x	7.6x
10 Year Median Last Twelve Months	7.9x	5.7x	8.0x
10 Year Median One-Year Forward	7.1x	5.5x	7.4x
Enterprise Value	$1,143/1,103*	$372	$1,917
EBITDA
2014E	$173/147*	$53	$225
2015E	$181/175*	$54	$254

*	As of March 7, 2014/August 8, 2014

Illustrative Present Value of Future Stock Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future share price of ChiquitaFyffes, which is designed to provide an indication of the present value of a theoretical future value of Chiquita’s equity as a function of ChiquitaFyffes’s estimated future EBITDA and its assumed EBITDA trading multiple. For this analysis, Goldman Sachs used the Forecasts for fiscal years 2014 through 2016 for ChiquitaFyffes, including the Synergies.

Goldman Sachs calculated implied per share values for the ordinary shares of ChiquitaFyffes for each of the fiscal years 2015 and 2016 at (i) Chiquita’s pro forma ownership of ChiquitaFyffes of 59.6% and (ii) Chiquita’s pro forma ownership of ChiquitaFyffes of 50.7%. Goldman Sachs applied a range of enterprise-value weighted average EBITDA multiples for ChiquitaFyffes of 6.5x to 7.5x to the estimated EBITDA of ChiquitaFyffes for each of the fiscal years 2015 and 2016, respectively, provided in the Forecasts and including the Synergies. Goldman Sachs then discounted those values to December 31, 2014, using an illustrative discount rate of 12.0%, reflecting an estimate of the cost of equity for each of Chiquita and of ChiquitaFyffes. This analysis resulted in a range of implied present values per share of (i) $15.09 – $19.10 at Chiquita’s pro forma ownership of ChiquitaFyffes of 59.6% and (ii) $12.95 – $16.40 at Chiquita’s pro forma ownership of ChiquitaFyffes of 50.7%.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis using the Forecasts for ChiquitaFyffes on a pro forma basis (including the Synergies) by using free cash flows for the years 2015 and 2016 based on EBITDA forecasts and other items authorized for use by Chiquita, assuming no cash taxes through 2016 per Chiquita management guidance, and illustrative terminal values as of the end of year 2016 calculated based on last twelve months enterprise value to EBITDA multiples ranging from 6.5x to 7.5x as applied to ChiquitaFyffes’ estimated terminal EBITDA including the Synergies. Goldman Sachs then discounted the free cash flows and ranges of illustrative terminal values to present values as of December 31, 2014, using discount rates ranging from 8.5% to 9.5%, representing estimates of the weighted average cost of capital of ChiquitaFyffes on a pro forma basis, to calculate a range of illustrative enterprise values. Goldman Sachs then subtracted pro forma net debt for ChiquitaFyffes as of December 31, 2014 (including the face value of Chiquita’s convertible debt) from the range of illustrative enterprise values for ChiquitaFyffes and then divided the resulting difference by the pro forma number of ChiquitaFyffes shares at (i) Chiquita’s pro forma ownership of ChiquitaFyffes of 59.6% and (ii) Chiquita’s pro forma ownership of ChiquitaFyffes of 50.7% to calculate an illustrative range of per-share present values of

20

ChiquitaFyffes on a pro forma basis of (i) $16.15 – $19.57 at Chiquita’s pro forma ownership of ChiquitaFyffes of 59.6% and (ii) $13.86 – $16.80 at Chiquita’s pro forma ownership of ChiquitaFyffes of 50.7%.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Chiquita or Fyffes or the combination.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Chiquita’s board of directors as to the fairness from a financial point of view of the merger consideration pursuant to the transaction agreement to the holders (other than Fyffes and its affiliates) of Chiquita common shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Chiquita, Fyffes, ChiquitaFyffes or Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms-length negotiations between Chiquita and Fyffes and was approved by Chiquita’s board of directors. Goldman Sachs provided advice to Chiquita during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Chiquita, Chiquita’s board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the combination.

As described above, Goldman Sachs’ opinion to Chiquita’s board of directors was one of many factors taken into consideration by Chiquita’s board of directors in making its determination to approve the transaction agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Chiquita, Fyffes and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the transaction agreement. Goldman Sachs acted as financial advisor to Chiquita in connection with, and participated in certain of the negotiations leading to, the combination. Goldman Sachs has received fees and expects to receive additional fees for its services in connection with the combination, the principal portion of which is contingent upon consummation of the combination, and Chiquita has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Chiquita and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of Chiquita’s 7.785% Senior Secured Notes due 2021 (aggregate principal amount $425 million) in January 2013. The Investment Banking Division of Goldman Sachs has received, or is due to receive, compensation for financial advisory and/or underwriting services provided directly to Chiquita and/or to its affiliates during the two year period ended September 24, 2014 of approximately $4.2 million. During the two year period ended September 24, 2014, Goldman Sachs has not

21

been engaged by Fyffes or its affiliates to provide financial advisory and/or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Chiquita, Fyffes, ChiquitaFyffes and their respective affiliates which the Investment Banking Division of Goldman Sachs may receive compensation.

Chiquita’s board of directors selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the combination. Pursuant to a letter agreement, dated June 15, 2012, as extended on November 18, 2013, Chiquita engaged Goldman Sachs to act as financial advisor in connection with the combination. Pursuant to the terms of this engagement letter, Chiquita has agreed to pay Goldman Sachs a transaction fee of approximately $4 million, $0.3 million of which has been paid. In addition, Chiquita has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Update to Advice of Fyffes Financial Advisor Pursuant to Rule 3 of the Irish Takeover Rules

Fyffes has retained Lazard to act as its financial advisor and to advise the Fyffes board of directors in connection with the combination. Pursuant to Lazard’s engagement, Fyffes requested Lazard to evaluate the fairness and reasonableness of the terms of the combination solely for purposes of Rule 3 of the Irish Takeover Rules. At the meeting of the Fyffes board of directors on September 23, 2014, representatives of Lazard orally advised the Fyffes board of directors that, solely for purposes of Rule 3 of the Irish Takeover Rules, Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination to be fair and reasonable. In rendering its advice, Lazard, which is authorized and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Fyffes and no one else in connection with the combination and will not be responsible to anyone else other than Fyffes for providing the protections afforded to clients of Lazard or for providing advice in relation to the combination or other matters referred to in the document.

In connection with rendering its advice, Lazard (i) reviewed certain publicly available business and financial information relating to Fyffes and Chiquita; (ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Fyffes and Chiquita furnished to or discussed with Lazard by the management of Fyffes; (iii) reviewed certain financial projections relating to the future financial performance of Fyffes and Chiquita, as prepared and updated by the management of Fyffes, summarized on pages 14 to 17, and discussed with the management of Fyffes the assessments made by the management of Fyffes as to the relative likelihood of achieving the future financial performance reflected in such financial projections; (iv) reviewed certain estimates as to the amount and timing of synergies from cost savings and tax benefits anticipated by the management of Fyffes to result from the combination, as such estimates were updated by the management of Fyffes; (v) discussed the past and current business, operations, financial condition and prospects of Fyffes and Chiquita with the management of Fyffes; (vi) reviewed the trading histories for Fyffes shares and Chiquita shares; (vii) compared certain financial and stock market information of Fyffes and Chiquita with similar information of other companies Lazard deemed relevant; (viii) compared certain financial terms of the combination to financial terms, to the extent publicly available, of other transactions Lazard deemed relevant; (ix) reviewed the transaction agreement, information related to the proposed content of an amendment to the transaction agreement provided by the management of Fyffes, the expenses reimbursement agreement and information relating to the content of a supplemental expenses reimbursement agreement provided by the management of Fyffes; and (x) performed such other analyses and studies and considered such other information and factors as Lazard deemed appropriate.

For purposes of the analyses underlying its advice, Lazard assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of members of the management of Fyffes that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to financial and synergies projections prepared by the management of Fyffes, Lazard assumed, at the direction of Fyffes, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Fyffes as to the future financial performance of Fyffes and Chiquita and the

22

other matters covered thereby. For purposes of the analyses underlying its advice, Lazard relied, at the direction of Fyffes, on the assessment of the management of Fyffes as to the ability of ChiquitaFyffes to achieve the synergies anticipated by the management of Fyffes and was advised by Fyffes, and assumed, that such synergies will be realized in the amounts and at the times projected by the management of Fyffes, as updated by the management of Fyffes. Lazard was advised by Fyffes and assumed that the financial projections, as updated, are a reasonable basis upon which to evaluate the future financial performance of Fyffes, Chiquita and ChiquitaFyffes. Lazard did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Chiquita or Fyffes, nor did it make any physical inspection of the properties or assets of Chiquita or Fyffes. Except to the extent reflected in the financial projections provided by the management of Fyffes, Lazard did not take into account any potential financial impact of the governmental investigations or litigations to which Chiquita is subject and assumed that any such financial impact would not be material to its analyses or advice. In addition, Lazard did not take into account for purposes of its analyses any costs arising as a result of taxes that may be payable in connection with the combination. Lazard did not evaluate the solvency or fair value of Fyffes or Chiquita under any laws relating to bankruptcy, insolvency or similar matters. Lazard assumed, at the direction of Fyffes, that the combination would be consummated in accordance with the terms of the transaction agreement, as proposed to be amended and the expenses reimbursement agreement, as proposed to be supplemented, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the combination, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Fyffes, or the contemplated benefits of the combination.

Lazard expressed no view and provided no advice as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the combination, or class of such persons, relative to the ChiquitaFyffes ordinary shares to be received by holders of Fyffes shares in the scheme. Furthermore, no view was expressed or advice was given as to the relative merits of the combination in comparison to other strategies or transactions that might be available to Fyffes or in which Fyffes might engage or as to the underlying business decision of Fyffes to proceed with or effect the combination. Lazard did not provide any advice as to what the value of ChiquitaFyffes ordinary shares actually would be when issued or the prices at which ChiquitaFyffes ordinary shares, Fyffes shares or Chiquita shares would trade at any time, including following announcement or effective time. In addition, Lazard expressed no view or recommendation as to how any shareholder should vote or act in connection with the combination or any related matter. Except as described above, Fyffes imposed no other limitations on the investigations made or procedures followed by Lazard in rendering its advice for purposes of Rule 3 of the Irish Takeover Rules.

The analyses underlying Lazard’s advice were necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Lazard as of, the date it rendered its advice. It should be understood that subsequent developments may affect its advice, and Lazard does not have any obligation to update, revise or reaffirm its advice.

The following represents a summary of the material financial analyses undertaken by Lazard in connection with rendering its advice to the Fyffes board of directors on September 23, 2014 and is not a comprehensive description of all analyses underlying Lazard’s advice. Lazard did not present or otherwise provide, orally or in writing, the analyses underlying its September 23, 2014 advice to the Fyffes board of directors. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Lazard, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Lazard. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Lazard.

23

Summary of Material Financial Analyses

Selected Publicly Traded Companies Analysis

In performing a selected publicly traded companies analysis of Fyffes and Chiquita, Lazard reviewed publicly available financial and stock market information for Fyffes and Chiquita and the following two selected public companies, which Lazard deemed most relevant to consider in relation to Fyffes and Chiquita, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Lazard considered similar to the operations of Fyffes and Chiquita: Fresh Del Monte and Total Produce plc.

Lazard reviewed, among other things, enterprise values of the selected public companies as a multiple of 2014 and 2015 estimated earnings before interest, taxes, depreciation and amortization (“estimated EBITDA”). Enterprise values were generally calculated as equity value (based on the per share closing price of each selected public company on September 19, 2014 multiplied by such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash, less equity investment (in the case of debt, minority interest, cash and equity investment, as set forth on the most recent publicly available balance sheet of such company and in the case of minority interest and equity investment, where applicable). The financial data of the selected publicly traded companies, including Fyffes and Chiquita, used by Lazard for this analysis were based on publicly available research analysts’ estimates. The enterprise value, 2014 and 2015 estimated EBITDA and resulting multiple for each of the selected public companies are set forth in the table below.

	Enterprise Value	2014E EBITDA	2015E EBITDA	Enterprise Value/2014E EBITDA	Enterprise Value/2015E EBITDA
	(in millions)	(in millions)	(in millions)
Fyffes	$375	$57	$56	6.6x	6.7x
Chiquita	$1,309	$128	$177	10.3x	7.4x
Fresh Del Monte	$2,022	$233	$254	8.7x	8.0x
Total Produce	$525	$76	$79	6.9x	6.7x

Note: Euro-denominated amounts converted to U.S. dollars at a spot exchange rate of 1.28 USD/EUR as of September 19, 2014.

Lazard then applied a reference range of multiples of 6.5x to 8.0x, derived by Lazard based on its review of the selected public companies (and in particular, the multiples listed in the table above) and its experience and professional judgment, to the projections provided by the management of Fyffes of 2015 estimated EBITDA for each of Fyffes and Chiquita. This analysis indicated an implied enterprise value reference range of approximately €301 million to €371 million for Fyffes and an implied enterprise value reference range of approximately $1,027 million to $1,264 million for Chiquita. A range of implied equity values for each of Fyffes and Chiquita was then calculated by reducing the range of implied enterprise values by the amount of such company’s net debt (calculated as debt plus, where applicable, minority interest less cash, cash equivalents and equity investments) as of June 30, 2014. This analysis indicated an implied per share equity value reference range of approximately €1.09 to €1.31 for Fyffes and an implied per share equity value reference range of approximately $8.48 to $13.23 for Chiquita.

Lazard calculated an implied exchange ratio reference range based on projections provided by the management of Fyffes of 2015 estimated EBITDA for each of Fyffes and Chiquita, for each financial metric, by dividing the high end of the implied per share value reference range for Fyffes by the low end of the implied per share value reference range for Chiquita indicated by the selected publicly traded companies analysis and by dividing the low end of the implied per share value reference range for Fyffes by the high end of the implied per share value reference range for Chiquita indicated by the selected publicly traded companies analysis. This analysis indicated an implied exchange ratio reference range of 0.106 to 0.199 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share based on the projections provided by management of Fyffes of 2015 estimated EBITDA, as compared to the exchange ratio of 0.1113 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

24

No company used in this analysis is identical or directly comparable to either Fyffes or Chiquita (other than such company with respect to itself). Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Fyffes and Chiquita were compared.

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of each of Fyffes and Chiquita to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that each of Fyffes and Chiquita were forecasted to generate from fiscal year 2014 through fiscal year 2023, in each case, based on projections provided by the management of Fyffes. Lazard also calculated a terminal value for each of Fyffes and Chiquita by applying a perpetuity growth rate, based on its professional judgment given the nature of each of Fyffes and Chiquita and such company’s business and industry, of 1.0% to 2.0% to the projected standalone unlevered, after-tax free cash flows of each of Fyffes and Chiquita in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 8.5% (in the case of Fyffes) and 8.0% (in the case of Chiquita), based on an estimate of such company’s weighted average cost of capital, to derive a range of implied enterprises values for each of Fyffes and Chiquita. This analysis indicated an implied enterprise value reference range of approximately €466 million to €509 million for Fyffes on a standalone basis and an implied enterprise value reference range of approximately $1,286 million to $1,413 million for Chiquita on a standalone basis. A range of implied equity values for each of Fyffes and Chiquita was then calculated by reducing the range of implied enterprise values by the amount of such company’s net debt (calculated as debt less cash, cash equivalents and equity investments) as of June 30, 2014. This analysis indicated an implied per share equity value reference range of approximately €1.62 to €1.76 for Fyffes on a standalone basis and an implied per share equity value reference range of approximately $13.67 to $16.20 for Chiquita on a standalone basis.

Lazard calculated an implied exchange ratio reference range by dividing the high end of the implied per share value reference range for Fyffes by the low end of the implied per share value reference range for Chiquita indicated by the discounted cash flow analysis and by dividing the low end of the implied per share value reference range for Fyffes by the high end of the implied per share value reference range for Chiquita indicated by the discounted cash flow analysis. This analysis indicated an implied exchange ratio reference range of 0.129 to 0.166 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share as compared to the exchange ratio of 0.1113 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme. Lazard noted that, while the exchange ratio is below the reference range, the transaction continues to be value creative for Fyffes’ ordinary shareholders based upon Lazard’s Discounted Cash Flow analysis and its Trading Multiples analysis as set forth below.

Value Creation Analysis Based on Discounted Cash Flow

Lazard performed a value creation analysis by comparing the range of implied standalone per share equity values for Fyffes based on the discounted cash flow analysis described above to the implied pro forma per share equity value of ChiquitaFyffes after the combination. Lazard calculated the range of implied pro forma equity value of ChiquitaFyffes, based on a combined business plan which comprises (i) standalone projections for Chiquita, (ii) standalone projections for Fyffes, (iii) projected synergies, and (iv) a pro forma tax rate of 12.5%, in each case, as provided by the management of Fyffes. This analysis indicated a per share equity value reference range of approximately €2.24 to €2.50 for ChiquitaFyffes on a pro forma basis as compared to approximately €1.62 to €1.76 for Fyffes on a standalone basis.

Value Creation Analysis Based on Trading Multiples

Lazard also performed a value creation analysis by comparing the range of implied per share equity values for Fyffes based on the selected publicly traded companies analysis described above to the implied pro forma per share equity value of ChiquitaFyffes after the combination. Lazard calculated a reference range of pro forma market values of ChiquitaFyffes ordinary shares following the combination by applying the reference range of multiples (described above) for 2015 estimated EBITDA multiples of 6.5x to 8.0x to 2015 estimated EBITDA for ChiquitaFyffes, based on projections provided by the management of Fyffes, including 100% of run-rate operational synergies of $60 million. This analysis indicated a per share equity value

25

reference range of approximately €1.24 to €1.67 for ChiquitaFyffes on a pro forma basis as compared to approximately €1.09 to €1.31 for Fyffes on a standalone basis.

Other Factors

Lazard also reviewed and considered other factors, that were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the analysts’ price targets, 52-week trading range, precedent premia and selected precedent transactions analyses described below.

Analyst Price Targets

Lazard reviewed publicly available share price targets of publicly available research analysts’ estimates known to Lazard as of September 19, 2014, noting that the price target was $16.00 for Chiquita (based on one such research analyst’s estimates) and that the share price target was €1.40 for Fyffes (based on one such research analyst’s estimates). Lazard calculated an implied exchange ratio reference by dividing the share price target for Fyffes by the share price target for Chiquita. This analysis indicated an implied exchange ratio reference of 0.112x of a ChiquitaFyffes ordinary share for each Fyffes ordinary share, as compared to the exchange ratio of 0.1113x of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

52 Week Trading Range

Lazard reviewed historical trading prices of Fyffes and Chiquita shares during the 52-week period ended September 19, 2014, noting that the low and high closing prices during such period ranged from $9.41 to $14.13 for Chiquita and €0.76 to €1.34 for Fyffes. Lazard calculated an implied exchange ratio reference range by dividing the high end of the historical trading price range for Fyffes by the low end of the historical trading price range for Chiquita and by dividing the low end of the historical trading price range for Fyffes by the high end of the historical trading price range for Chiquita. This analysis indicated an implied exchange ratio reference range of 0.069 to 0.183 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share, as compared to the exchange ratio of 0.1113 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

Precedent Premia

Lazard reviewed precedent premia paid or offered in the 30 transactions of which Lazard is aware announced between January 2000 and June 2014 involving the acquisition or proposed acquisition of a controlling interest in an Irish public company. Lazard calculated the premium paid in each transaction by dividing the aggregate consideration announced in the announcement of such transaction pursuant to Rule 2.5 of the Irish Takeover Rules by the product of the closing share price of the target one day prior to the “undisturbed date” set forth such announcement and the number of shares of the target outstanding on such date. This analysis indicated premia paid ranging from 4.3% to 153.8%. Lazard calculated an average of 16.8% and a median of 14.0% premia paid in transactions involving cash and stock consideration, an average of 48.6% and a median of 40.5% premia paid in all cash transactions and an average and median of 42.9% premia paid or offered in transactions involving stock consideration with no cash component.

Lazard then applied a reference range of premia of 15% to 40%, derived by Lazard based on its review of the precedent premia paid to the Fyffes closing share price as of September 19, 2014 of €1.06. This analysis indicated a per share equity value reference range of approximately €1.22 to €1.48 for Fyffes.

Selected Precedent Transactions Analysis

Lazard reviewed, to the extent publicly available, financial information relating to 16 transactions, which, based on its professional judgment and experience, Lazard deemed relevant to consider in relation to Fyffes and the combination. Lazard selected these transactions because they represented transactions of which Lazard is aware announced between August 2001 and March 2014 involving companies in the fresh produce, salad and vegetables and packaged food industry, which Lazard considered, in its professional judgment and experience, most similar to the combination.

Lazard reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration paid in the selected transaction, as a multiple of the target company’s last 12 months, or LTM, EBITDA (to the extent publicly available, subject to the exceptions noted in the table below,

26

calculated for the last 12 month period prior to the date of announcement of such transaction). The financial data used by Lazard for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated enterprise value to LTM EBITDA multiples ranging from a low of 5.7x to a high of 10.7x and an average of 8.1x. The enterprise value and enterprise value to LTM EBITDA multiples for each of the precedent transactions are set forth in the table below.

Announcement Date	Target	Acquirer	Enterprise Value	Enterprise Value/LTM EBITDA
			(in millions)	approximately
December 2013	Earthbound Farm	The WhiteWave Foods Company	$600	8.0x	(a)
August 2013	Dole Food Company, Inc.	David H. Murdock	$1,497	10.2x
September 2012	Dole Food Company, Inc.’s Asia fresh & worldwide packaged foods businesses	Itochu Corporation	$1,685	9.0x	(b)
July 2012	Bolthouse Farms	Campbell Soup Company	$1,550	10.2x	(c)
December 2011	Turners & Growers (72.5%)	BayWa Aktiengesellschaft	$226	7.2x
February 2010	France Champignon	Bonduelle	$139	6.3x	(d)
June 2008	Vitacress Salads	RAR Group	$105	8.2x
June 2008	Desarrollo Agroindustrial de Frutales S.A., Frutas de Exportacion S.A. and Caribana	Fresh Del Monte Produce Inc.	$403	8.1x
July 2007	Wight Salads Group (70%)	RAR Group	$41	5.7x
July 2006	Chiquita Brands South Pacific Limited	Tradefresh Pty Ltd	$130	8.7x	(e)
October 2005	Bolthouse Farms (57%)	Madison Dearborn Partners	$1,120	9.3x
February 2005	Fresh Express unit of Performance Food Group	Chiquita Brands International, Inc.	$855	10.7x	(f)
May 2004	Everfresh (60%)(g)	Fyffes plc	$75	6.4x	(g)
November 2003	Sylvan Inc.	Snyder Associated Companies Inc.	$100	8.3x
December 2002	Dole Food Company, Inc.	David H. Murdock	$2,322	6.2x
August 2001	Fresh Express	Performance Food Group	$303 (h)	7.2x

(a)	EBITDA margin is in low-to-mid teens as per investor presentation; LTM EBITDA multiple of approximately 7.5x net of anticipated tax benefits
(b)	Financials as of 2011. Based on 2012 estimated financials, enterprise value to LTM EBITDA multiple would stand at 8.4x.
(c)	Company reports an EBITDA multiple of 9.5x including tax benefits.
(d)	Financials as of 2008.
(e)	Financials as of end of fiscal year 2005 (June 30).
(f)	Chiquita reported an implied multiple of 9.4x based on 2004 actual EBITDA prior to deduction of $10 million in corporate costs.
(g)	Fyffes acquired the remaining 40% in 2007 based on a predefined formula and indicated EBITDA multiple of 6.25x for 100% of the business.
(h)	Includes $10 million earn-out payment, estimated at announcement of the transaction.

Lazard then applied LTM EBITDA multiples of 7.0x to 9.0x derived from the selected transactions to the LTM EBITDA of Fyffes of €45 million(1) as of June 30, 2014. This analysis indicated a per share equity value reference range of approximately €1.14 to €1.43 for Fyffes.

No company, business or transaction used in this analysis is identical or directly comparable to Fyffes or the combination. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather,

(1)	Excludes share of joint venture profit.

27

this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Fyffes or the combination were compared.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses undertaken by Lazard in connection with rendering its advice to the Fyffes board of directors on September 23, 2014 and is not a comprehensive description of all analyses underlying Lazard’s advice. Lazard did not present or otherwise provide, orally or in writing, the analyses underlying its September 23, 2014 advice to the Fyffes board of directors. The rendering of advice pursuant to Rule 3 of the Irish Takeover Rules is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such advice is not readily susceptible to partial analysis or summary description. Lazard believes that its analyses summarized above must be considered as a whole. Lazard further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Lazard’s analyses and advice. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Lazard considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Fyffes and Chiquita. The estimates of the future performance of ChiquitaFyffes, Fyffes and Chiquita in or underlying Lazard’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Lazard’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Lazard’s view of the actual values of ChiquitaFyffes, Fyffes or Chiquita.

These analyses were prepared solely as part of Lazard’s provision of financial advice for purpose of Rule 3 of the Irish Takeover Rules. Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Fyffes and no one else in connection with the combination and will not be responsible to anyone else other than Fyffes for providing the protections afforded to clients of Lazard or for providing advice in relation to the combination or other matters referred to in the document.

The type and amount of consideration payable in the scheme was determined through negotiations between Fyffes and Chiquita, rather than by any financial advisor, and was approved by the Fyffes board of directors. The decision to enter into the transaction agreement was solely that of the Fyffes board of directors. As described above, Lazard’s advice and analyses were only one of many factors considered by the Fyffes board of directors in its evaluation of the combination and should not be viewed as determinative of the views of the Fyffes board of directors or management with respect to the combination.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. In selecting Lazard as one of its financial advisors in connection with the combination, Fyffes considered, among other things, its qualifications, capabilities, and reputation for providing high-quality financial advisory services and its knowledge of Fyffes and substantial knowledge of and experience in the consumer sector.

For its services in connection with the combination, Fyffes paid Lazard a $50,000 retainer and has also agreed to pay Lazard an aggregate fee of $4,000,000, of which $500,000 became payable upon entry into the transaction agreement and announcement of the combination on March 10, 2014 and the balance of which is contingent upon consummation of the combination. In addition, if Fyffes is paid a break-up, termination or similar fee, Lazard will be entitled to a portion of such fee. Fyffes has also agreed to reimburse Lazard for its

28

expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and its affiliates against liabilities related to, arising out of or in connection with its engagement.

Lazard (together with its affiliates), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leverage buyouts and valuations for estate, corporate and other purposes. Lazard and its affiliates in the future may provide financial advisory and investment banking services and other financial services to Fyffes and/or Chiquita and may receive compensation for the rendering of these services. Other than its engagement in connection with the combination, during the past two years, Lazard has not been engaged by Fyffes or Chiquita to provide financial advisory or other services for which Lazard has received compensation.

Update to Interests of Certain Persons in the Combination

Chiquita

In the proxy statement/prospectus, Chiquita described certain interests of directors and executive officers in the proposed combination that are different from, or in addition to, the interests of Chiquita shareholders generally and which may create potential conflicts of interest. These interests, which have been updated for developments since the date of the proxy statement/prospectus, are described in more detail below, and with respect to named executive officers of Chiquita, are quantified in the tables below. The board of directors of Chiquita was aware of these interests and considered them, to the extent applicable at the time, when it adopted the transaction agreement, the amended transaction agreement and approved the business combination.

Conversion of Chiquita Shares held by Directors and Executive Officers of Chiquita Pursuant to the Combination

As a group, the Chiquita directors and executive officers currently beneficially own an aggregate of approximately 939,963 Chiquita common shares. Upon the completion of the combination, the directors and executive officers would receive, like all other Chiquita shareholders, one ChiquitaFyffes ordinary share for each such Chiquita common share. Dispositions of Chiquita common shares, if any, prior to the completion of the combination will change the amount of ChiquitaFyffes ordinary shares the directors and executive officers of Chiquita will receive in respect of their Chiquita common shares upon the completion of the combination.

Conversion of Chiquita Options

The Chief Executive Officer of Chiquita currently holds options to acquire 1,440,062 Chiquita common shares, at a per-share exercise price of $7.68, half of which are vested. Upon the completion of the combination, these options will be converted, on a one-for-one basis, into options to acquire ChiquitaFyffes ordinary shares, and shall otherwise have the same per-share exercise price and the same other terms and conditions as applied to the Chiquita option prior to the combination. No other Chiquita directors or executive officers hold options to acquire Chiquita common shares. The vesting of the unvested portion of these options will not be accelerated by the completion of the combination.

Conversion of Time-Vesting Chiquita Restricted Stock Units

The Chiquita executive officers held, as of June 30, 2014, time-vesting Chiquita restricted stock units as set forth in the table below. Each of these time-vesting restricted stock units will be converted into a time-vesting restricted stock unit with respect to a ChiquitaFyffes ordinary share and shall otherwise have the same other terms and conditions as applied to the time-vesting Chiquita restricted stock unit prior to the combination. The vesting of these restricted stock units will not be accelerated by the completion of the combination.

Name	Time-Vesting Chiquita Restricted Stock Units
Edward F. Lonergan	115,533
Brian W. Kocher	106,894
Rick P. Frier	47,638
Kevin R. Holland	85,795

29

Name	Time-Vesting Chiquita Restricted Stock Units
Manuel Rodriguez	32,448
James E. Thompson	80,110

The treatment above will not be applied to a specified performance-based restricted stock unit awards held by certain Chiquita executive officers. These awards (with respect to 14,535 shares for each of Messrs. Holland, Thompson and Kocher and 9,690 shares for Rodriguez) will be paid out upon the completion (or, if earlier, upon their ordinary vesting date of February 24, 2015). For Mr. Kocher and Mr. Lonergan, the amount does not include shares described below under “— Retention Arrangements with Certain Chiquita Executive Officers” and under “— Renewal of Lonergan Agreement ”, respectively, beginning on page 30 of this supplement.

Conversion of Chiquita Performance-Vesting Restricted Stock Units

The Chiquita executive officers held, as of June 30, 2014, performance-vesting Chiquita restricted stock units as set forth in the table below, which also sets forth certain vesting information and the number of Chiquita shares accrued in respect of such restricted stock units. Each of these performance-vesting restricted stock units, but only if they are scheduled to vest after the actual completion date, will be converted into a time-vesting restricted stock unit with respect to a ChiquitaFyffes ordinary share, which will be scheduled to vest subject only to continued employment for the applicable vesting schedule, at the target level of performance (and shall otherwise have the same other terms and conditions as applied to the performance-vesting Chiquita restricted stock unit prior to the combination).

	Number of Shares Accrued (as of December 31, 2013) for Awards Scheduled to Vest in the Following Years,			Number of Shares That Will Vest Following Conversion (at Target) in the Following Years,
Name	2014	2015	2016(1)	2014	2015	2016(2)
Edward F. Lonergan	0	0	0	0	0	0
Brian W. Kocher	13,360	42,403	102,468	66,800	84,805	112,389
Rick P. Frier	0	40,171	56,402	0	80,342	56,150
Kevin R. Holland	10,931	33,476	87,002	54,655	66,951	96,791
Manuel Rodriguez	3,887	12,052	58,174	19,433	24,103	68,093
James E. Thompson	10,931	33,476	87,002	54,655	66,951	96,791
Total	42,109	161,578	391,048	195,543	323,152	430,214

(1)	For each of Messrs. Kocher, Holland, Rodriguez and Thompson includes 40,000 vested shares of a one-time performance-based award (PRSUs) of 50,000 shares. These awards have a performance period of three years and are earned based on the achievement of specific stock price triggers within the three year period. As of June 30, 2014, 80% of the award had been earned, subject to continued employment until May 2016.
(2)	For each of Messrs. Kocher, Holland, Rodriguez and Thompson includes 50,000 PRSU shares referenced in footnote (1).
(3)	Performance awards held by Mr. Lonergan are described below under “— Renewal of Lonergan Agreement”.

If the combination closes after December 31, 2014, then the number of shares vesting on December 31, 2014 will be determined based on performance-based metrics in effect for that award.

Retention Arrangements with Certain Chiquita Executive Officers

In connection with the combination, Chiquita has approved retention arrangements with certain of its executive officers. Brian Kocher has been granted a time-vesting retention stock award of 46,126 Chiquita common shares (which will be converted in the combination into an award with respect to ChiquitaFyffes ordinary shares) and which vest on the second anniversary of completion of the combination, subject to Mr. Kocher’s continued service (or, if earlier upon termination of his employment without cause). Mr. Kocher has also been granted a performance-vesting retention stock award of 46,126 Chiquita common shares (which

30

will also be converted in the combination into an award with respect to ChiquitaFyffes ordinary shares). This grant will vest only upon attainment of performance objectives to be determined at the time the combination is completed, subject to Mr. Kocher’s continued service. In connection with award, Mr. Kocher has agreed to forfeit his retention stock awards if he terminates his employment for “good reason” under the Chiquita Executive Officer Severance Plan (described more fully below).

Chiquita has also agreed with Messrs. Holland and Thompson that in the event of any termination of either executive without cause following the completion of the combination and prior to the executive reaching retirement age, the executive will be deemed to be retirement eligible for purposes of Chiquita equity awards (entitling the executive to 100% vesting of time vesting awards).

Executive Officer Severance Plan

Chiquita maintains its Executive Officer Severance Pay Plan which applies to executive officers (other than Mr. Lonergan). Under this plan, any executive officer whose employment is terminated involuntarily for reasons other than cause (as defined in the plan), or who terminates his or her employment for “Good Reason” (also as defined in the plan) will generally be eligible to receive: a severance payment equal to the sum of the executive officer’s then-current annual base salary and target annual incentive; a pro rata annual incentive based on the applicable target incentive opportunity; twelve months of continuation of health care benefits; and outplacement services in accordance with Chiquita’s policy. In addition, the executive will be given one additional year of vesting of stock options and time-vesting restricted stock units. In connection with the combination, Chiquita has agreed that Mr. Frier’s benefits under the plan in the event of a qualifying termination in connection with the combination will include severance benefits equal to 150% of his base salary plus target bonus paid over 18 months; 18 months of benefit continuation; full vesting under the company’s deferred compensation plans and an additional 18 months of vesting credit on time-vesting equity awards.

The table below sets forth the estimated amount of the severance payments which would be made to each of the Chiquita executive officers under the Executive Officer Severance Pay Plan as currently in effect in the event that his employment was to be terminated in connection with the combination assuming that (i) the non-equity incentive award for 2014 will be paid out at 100% of target; (ii) all eligibility requirements were met and (iii) the triggering event took place on June 30, 2014, using the closing price of $10.85 per share on that date.

Name	Potential Severance Under Executive Officer Severance Pay Plan
Brian W. Kocher	$1,774,400
Rick P. Frier	$1,733,746
Kevin R. Holland	$1,528,399
Manuel Rodriguez	$1,084,561
James E. Thompson	$1,457,680

Under the Executive Officer Severance Pay Plan as amended, the amount of severance payments and benefits for Messrs. Holland, Rodriguez and Thompson would be approximately $2,689,923, $1,542,070 and $2,586,639 respectively, rather than the amounts set forth in the immediately preceding table.

Amendment of Executive Officer Severance Pay Plan

On September 5, 2014, the board of directors of Chiquita approved an amendment and restatement of Chiquita’s Executive Officer Severance Pay Plan. The amendment and restatement will be effective upon (and is subject to) the completion of the combination.

The amendment and restatement of the plan was done for the purpose of providing, on a temporary basis, severance protection to certain Chiquita executive officers during the one year period following completion of the combination that is comparable to the severance protection to be provided during that period to Mr. Thomas Murphy under the offer letter to Mr. Murphy (described more fully at pages 107 – 108 of the

31

proxy statement/prospectus) and that would have been applicable under the change in control agreements of Chiquita (discussed below) in the event that the transaction had constituted a change in control, as defined in those agreements.

Prior to the amendment and restatement, the plan generally provided the following benefits upon a qualifying termination of employment (i.e., a termination by Chiquita without cause or by the executive for “good reason” (such as a relocation or certain compensation reductions)): a severance payment equal to the sum of the executive officer’s then-current annual base salary and target annual incentive; a pro rata annual incentive based on the applicable target incentive opportunity; twelve months of continuation of health care benefits; outplacement services and one additional year of vesting of stock options and time-vesting restricted stock units.

The amended and restated plan (which will be assumed by ChiquitaFyffes upon the completion of the combination) provides that if the employment of Kevin Holland, James Thompson or Manuel Rodriguez is terminated during the one-year period commencing on the completion date under circumstances which would entitle the executive to severance benefits under the Plan, then the executive would be entitled to severance in an amount equal to two times the sum of the executive’s annual base salary and annual incentive target for the year of termination; a pro-rated annual incentive bonus for the period worked during the year of termination; vesting of all unvested equity awards (with options generally remaining exercisable for one year); outplacement services; reimbursement of legal fees in the event of a dispute; relocation expenses if the executive was abroad on a temporary assignment; accelerated employer contribution to retirement plans for year of termination; and full vesting of employer contributions to retirement plans (or a cash payment in lieu of such contributions or unvested amounts in the event that the contribution or vesting cannot be accomplished under law or the terms of the applicable plan).

After the initial one year period following the completion, the level of benefits payable under the plan will revert to the level that was in place prior to the amendment and restatement, except that the Chief Executive Officer of ChiquitaFyffes will be eligible to participate in the plan and the severance payable to the Chief Executive Officer will be equal to two times the sum of the Chief Executive Officer’s then-current annual base salary and target annual incentive. Following the completion, the plan may be amended to reduce benefits thereunder upon six months prior notice to the affected executives.

Lonergan Agreement

Chiquita is also party to an employment agreement with Mr. Lonergan. The employment agreement provides that upon a termination of Mr. Lonergan’s employment without cause or by Mr. Lonergan for Good Reason (as defined in the agreement), Mr. Lonergan will be entitled to payment of his base salary and target bonus for the remainder of the agreement’s term (which expires in October, 2014) and full vesting of all of his equity awards, with a one year period following the termination to exercise options, except that if such termination is after a change in control of the company (as defined below), he will have the full remaining term of the options in which to exercise. This structure results in a decreasing cash severance payment as the initial term progresses.

Renewal of Lonergan Agreement

On September 8, 2014, Chiquita entered into an amendment of Mr. Lonergan’s employment agreement which extends the term of the employment agreement through October 8, 2015 and provides there will be no further automatic extensions of the term. The amendment also provides that upon the completion of the combination, Mr. Lonergan’s employment will terminate (without the payment of severance) and he will become the non-executive Chairman of the ChiquitaFyffes board of directors. In that capacity, he will receive the same director remuneration provided to non-employee members of the ChiquitaFyffes board of directors, along with an annual fee of $100,000 in respect of his service as non-executive Chairman.

Pursuant to the amendment, Mr. Lonergan’s annual base salary will be $950,000 commencing on October 8, 2014. With respect to Mr. Lonergan’s 2014 annual bonus, if the combination or a change in control (as defined in the Employment Agreement) occurs prior to December 31, 2014, Chiquita will be entitled to pay Mr. Lonergan an amount equal to his target bonus (100% of his annual base salary) for the 2014 fiscal year. If the combination or a change in control occurs after December 31, 2014, the 2014 annual bonus will be determined based on actual company performance for 2014 under the 2014 annual bonus plan and will be

32

paid when the 2014 bonuses are paid to other Chiquita senior executives. If the combination or a change in control occurs on or after January 1, 2015 and prior to October 8, 2015, Chiquita will be entitled to pay Mr. Lonergan a pro rata target bonus for the 2015 fiscal year. If the combination or a change in control does not occur on or prior to October 8, 2015, the 2015 annual bonus will be determined based on actual company performance for 2015 under the annual bonus plan, prorated based on the number of months of Mr. Lonergan’s employment from January 1, 2015 through October 8, 2015.

Under the amendment Mr. Lonergan has received a restricted stock unit award with a value of $1,080,000 and time-vesting annually over the three year period commencing on October 8, 2014 (subject to Mr. Lonergan’s continued employment or service on the ChiquitaFyffes board), which award will vest in full on October 8, 2015 if the combination is not completed on or before October 8, 2015. In addition, the amendment provides that Mr. Lonergan will receive a performance stock unit award having a value at target of $2,520,000 (and threshold opportunity of 75% of target and a maximum opportunity of 125% of target) with a time-vesting period ending on October 8, 2015 and a performance period commencing on January 1, 2015 and ending on December 31, 2015. However, if the combination occurs prior to December 31, 2015, the performance goals will be deemed achieved at target and, if the combination is completed prior to October 8, 2015, the award will vest ratably over the three year period commencing on October 8, 2014 (subject to Mr. Lonergan’s continued service on the ChiquitaFyffes Board). If Mr. Lonergan ceases to serve on the ChiquitaFyffes board of directors for certain specified reasons (such as death, disability or failure of ChiquitaFyffes to re-nominate him for board service), then both awards will vest in full (at the target level of performance for the performance stock unit award).

Pursuant to the amendment, if upon or following a change in control (which would not include the combination), Mr. Lonergan’s employment is terminated for any reason other than cause or disability, or Mr. Lonergan terminates his employment for good reason (as defined in the employment agreement), he will receive the following: (1) a lump sum payment equal to the sum of (a) the annual base salary and (b) target bonus, (2) all then-unvested equity or equity-based awards will vest as if the target level performance had been achieved, and the awards will be canceled and settled in cash and (3) the continuation of welfare benefits for twelve months following the date of termination.

Annual Bonus Treatment

Each of the Chiquita executive officers is a participant in Chiquita’s annual bonus program with respect to 2014. The transaction agreement (and in the case of Mr. Lonergan, his amended employment agreement) provides that, in the event the combination is completed in 2014, 2014 annual bonuses will be paid out at the target level of performance at the time of the completion. If the closing occurs in 2015, the annual bonus for 2014 will be based on actual results and the 2015 bonus will be paid out at target, at the time bonuses are typically paid. The table below sets forth the target bonus for each of the Chiquita executive officers for 2014.

Name	2014 Annual Bonus Target
Edward F. Lonergan	$692,877	(1)
Brian W. Kocher	$364,000
Rick P. Frier	$353,500
Kevin R. Holland	$308,750
Manuel Rodriguez	$178,500
James E. Thompson	$288,000

(1)	Prorated for the period January 1 — October 8, 2014 in accordance with Mr. Lonergan’s employment agreement.

33

Payment of Director Deferred Compensation

Certain of Chiquita’s non-employee directors have vested deferred compensation balances which will be distributed in the event that the director does not continue as a director of ChiquitaFyffes following the completion of the combination. The directors and their account balances in stock units as of June 30, 2014 are set forth in the table below, and such amounts will vary in the ordinary course upon additional deferrals and changes in the underlying investments. Any deferred compensation balances which are not distributed will rollover, on a tax free basis, into a corresponding number of ChiquitaFyffes share units.

Name	Deferred Compensation Balance (in stock units)
Kerrii B. Anderson	1,766
Howard W. Barker, Jr.	60,812
Dr. Clare M. Hasler-Lewis	63,857
Craig E. Huss	4,086
Jeffrey N. Simmons	0
Steven P. Stanbrook	0
Ronald V. Waters, III	0

Quantification of Payments and Benefits to Chiquita’s Named Executive Officers

The following table and the related footnotes present information about the compensation payable to Chiquita’s named executive officers in connection with the proposed combination. The compensation shown in this table is subject to a vote, on a non-binding advisory basis, of the shareholders of Chiquita at the special meeting, as described herein in “Chiquita Shareholder Vote on Specified Compensation Arrangements” beginning on page 159 of the proxy statement/prospectus.

Renewal of Chiquita Change in Control Severance Agreements

Chiquita has entered into Change in Control Severance Agreements with its named executive officers who had similar agreements that had expired. The material terms of the agreements are the same as the prior form of Agreement filed as Exhibit 10.6 to Chiquita’s 10-Q for the quarter ended September 30, 2010, and summarized in Chiquita’s proxy statement for its 2014 annual meeting. The combination will not constitute a change in control for purposes of these agreements.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Chiquita’s named executive officers based on the combination, assuming that the combination was completed on June 30, 2014, and the named executive officers are terminated without cause on the day immediately following the completion. The actual amounts payable will depend on the date of termination and the terms of the agreements in effect at such time. More detail on the included payments and benefits are set forth above in the section entitled “— Update to Interests of Certain Persons in the Combination — Chiquita” beginning on page 29 of this supplement.

Golden Parachute Compensation — Chiquita

Name	Cash ($)(1)	Equity ($)(2)	Pension NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)	Total ($)
Edward F. Lonergan	2,293,151	4,397,652	—	11,093	—	—	6,701,896
Brian W. Kocher	1,248,000	3,791,240	—	60,810	—	—	5,100,050
Rick P. Frier	1,464,500	2,000,534	—	43,492	—	—	3,508,526
Kevin R. Holland	1,876,250	2,597,002	—	60,133	—	—	4,533,385
Manuel Rodriguez	1,249,500	935,921	—	44,952	—	—	2,230,373
James E. Thompson	1,824,000	2,556,672	—	60,713	—	—	4,441,385

(1)	This amount includes severance which would be payable under the Executive Officer Severance Pay

34

Plan, as amended (or, in the case of Mr. Lonergan, under his employment agreement, as amended) as currently in effect in the event of a qualifying termination of his employment immediately following the completion of the combination.
(2)	This amount includes the value of unvested restricted stock units and unvested accelerated Long Term Incentive Plan Awards the vesting of which will be accelerated upon a qualifying termination immediately following the completion of the combination (based on a value per share of $10.85, the closing price of Chiquita’s common stock on June 30, 2014 (including in the case of awards issued after such date)).
(3)	Other than the additional vesting credit described above with respect to Mr. Frier’s benefits under the Executive Officer’s Severance Pay Plan, none of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the combination.
(4)	Reflects the value of post-termination benefits to be received by the executive under the Executive Officer Severance Pay Plan, as amended, in the event of a qualifying termination of employment immediately following completion of the combination. Includes $18,500 in outplacement services for each executive officer named above except for Mr. Lonergan and health and welfare benefits in the following amounts: Mr. Lonergan, $11,093; Mr. Kocher, $42,310; Mr. Frier, $24,992; Mr. Holland, $41,633; Mr. Rodriguez, $26,452; and Mr. Thompson, $42,213.
(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.

Fyffes

In considering the recommendation of the board of directors of Fyffes, Fyffes shareholders should be aware that certain directors and officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders. These interests are described in the section entitled “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of the proxy statement/prospectus. The board of directors of Fyffes was aware of these interests and considered them when it adopted the amended transaction agreement and approved the business combination. As a group, the Fyffes directors and executive officers beneficially owned the same aggregate number of Fyffes ordinary shares, including shares underlying unexercised options, on September 30, 2014 as on June 30, 2014 and set forth in such section. Upon the completion of the transaction, the directors and executive officers would receive, like all other Fyffes shareholders, 0.1113 of a ChiquitaFyffes ordinary share for each such Fyffes ordinary share.

Update to Regulatory Approvals Required

As previously announced on October 3, 2014, Chiquita and Fyffes have received clearance from the European Commission for their proposed merger transaction. The proposed combination has now received all necessary regulatory approvals.

LEGAL PROCEEDINGS REGARDING THE COMBINATION

On October 7, 2014, a purported Chiquita shareholder filed a putative class action in Federal Court in New Jersey challenging the amended combination between Chiquita and Fyffes. The case is captioned City of Birmingham Firemen's and Policemen's Supplemental Pension System v. Chiquita Brands International Inc., et al., Case Number 14-6200-NLH-AMD (D.N.J.). The action names as defendants Chiquita and each of the members of the Chiquita board of directors. The plaintiff alleges, among other things, that the Chiquita board of directors breached its fiduciary duties in various respects concerning the combination and the unsolicited Cutrale/Safra proposal. The plaintiff requests, among other things, that the court enjoin the Chiquita board of directors from taking any action to consummate the combination and to require the Chiquita board of directors to give full and fair consideration to any alternative offers, including the Cutrale/Safra proposal. The plaintiff is also seeking damages and other specific relief. Chiquita and its board of directors intend to defend against this action vigorously.

35

AMENDMENT TO THE TRANSACTION AGREEMENT

The following is a summary of certain material terms of the amendment and is qualified in its entirety by reference to the complete text of the amendment, which is incorporated into this supplement by reference and attached as Annex A to this supplement. This summary is not intended to provide you with any other factual information about Chiquita, Fyffes or ChiquitaFyffes. We urge you to read carefully the entire proxy statement/prospectus and this supplement, including the Annexes and the documents incorporated by reference. You should also review the section entitled “Update to Where You Can Find More Information” beginning on page 87 of this supplement.

ChiquitaFyffes Consideration to Fyffes Shareholders

Pursuant to the amendment, at the effective time of the scheme, each Fyffes share issued at or before 10:00 p.m., Irish time, on the last business day before the scheme becomes effective will be cancelled or transferred to ChiquitaFyffes and the holder thereof will receive 0.1113, rather than 0.1567, of a ChiquitaFyffes ordinary share, which will be duly authorized, validly issued, fully paid and non-assessable and free of liens and pre-emptive rights; provided that Fyffes shareholders will not receive any fractional shares of ChiquitaFyffes pursuant to the scheme. Such fractional shares will instead be aggregated and sold in the market by the exchange agent, with the net proceeds of any such sale distributed in cash pro rata to the Fyffes shareholders whose fractional entitlements have been sold.

Termination

The amendment provides that the amended transaction agreement may be terminated by Fyffes at any time prior to the time the scheme becomes effective in the event that the Chiquita shareholder approval has not been obtained on or prior to October 24, 2014. The other termination events remain unchanged, and are summarized in the proxy statement/prospectus under the heading “The Transaction Agreement — Termination” beginning on page 152 of the proxy statement/prospectus.

A vote “FOR” Chiquita Proposal 1 shall be deemed to be a vote “FOR” the transaction agreement as amended by the amendment.

SUPPLEMENTAL EXPENSES REIMBURSEMENT AGREEMENT

The following is a summary of certain material terms of the supplemental expenses reimbursement agreement and is qualified in its entirety by reference to the complete text of such document, which is incorporated into this supplement by reference and attached as Annex B to this supplement. We urge you to read carefully the expenses reimbursement agreement and the supplemental expenses reimbursement agreement.

Under the supplemental expenses reimbursement agreement, Chiquita has agreed to pay Fyffes an amount equal to 3.5% of the total value attributable to the issued share capital of Chiquita that is the subject of the merger calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the payment obligation. Chiquita has agreed to so reimburse Fyffes if:

(i) the transaction agreement is terminated in any of the following circumstances:

•	by Fyffes because the board of directors of Chiquita or any committee thereof withdraws (or modifies in any manner adverse to Fyffes), or proposes publicly to do the same, its recommendation that the shareholders of Chiquita approve the scheme, unless in either case, the reason for such withdrawal or modification was in response to an intervening event that constitutes a material adverse effect on Fyffes;
•	by Fyffes because the board of directors of Chiquita approves, recommends, adopts or declares advisable, or proposes publicly to do the same, any Chiquita Alternative Proposal; or
•	by Chiquita, at any time prior to obtaining the Chiquita shareholder approval, in order to enter into any agreement providing for a Chiquita Superior Proposal; or

36

(ii) all of the following occur:

•	the transaction agreement is terminated by Fyffes for the reason that the Chiquita shareholder approval has not been obtained on or prior to October 24, 2014; and
•	a definitive agreement providing for a Chiquita Alternative Proposal is entered into within nine months after such termination.

REVISED IRREVOCABLE VOTING UNDERTAKING

Balkan Investment Company and certain of its subsidiaries (referred to collectively as the “Balkan Entities”) delivered on September 25, 2014 a Deed of Irrevocable Undertaking (referred to as the “revised irrevocable undertaking”) to Chiquita and ChiquitaFyffes in respect of an aggregate of 37,238,334 Fyffes ordinary shares beneficially owned by the Balkan Entities, which shares represent approximately 12.5% of Fyffes outstanding share capital as of that date, pursuant to which the Balkan Entities have confirmed and repeated the undertakings to vote all of such shares in favor of the scheme, as amended, and to not sell, transfer or otherwise dispose of the shares prior to the combination as amended becoming effective, subject to certain conditions as summarized in the proxy statement/prospectus under the heading “Irrevocable Voting Undertaking” beginning on page 157 of the proxy statement/prospectus.

REVISED SUPPORT LETTER

Fyffes received on September 25, 2014 a revised support letter dated September 23, 2014 on behalf of an affiliate of The InterTech Group, Inc. in relation to its entire holdings amounting to 39,034,612 Fyffes ordinary shares in the aggregate, representing approximately 13.1% of Fyffes outstanding share capital as of that date, confirming that so long as the Fyffes board of directors is supportive of the combination, as amended, or the amended transaction agreement is not otherwise terminated or materially modified as determined by the affiliate in its sole and absolute discretion, the affiliate will vote all of its Fyffes ordinary shares in favor of any proposal submitted to Fyffes shareholders to approve the combination, as amended. The affiliate reserves the right to sell or otherwise transfer any or all of its shares to a third party prior to effectiveness of the combination.

37

REVISED PROPOSAL WITH RESPECT TO CHIQUITA SHAREHOLDER VOTE ON AMENDED CHIQUITA STOCK AND INCENTIVE PLAN

As set forth in the proxy statement/prospectus, Chiquita is proposing that Chiquita’s shareholders approve an amendment of the Chiquita Stock and Incentive Plan (sometimes referred to below as the “Stock Plan” and, as proposed to be amended, the “Amended Chiquita Stock and Incentive Plan”), which amendment will be, subject to the approval of Chiquita shareholders, which amendment will be effective as of the date of the completion of the combination. Such shareholder approval of the Amended Chiquita Stock and Incentive Plan is not a condition to completion of the combination.

However, since the date on which the proxy statement/prospectus was originally mailed to shareholders, Chiquita's board of directors has determined to revise the previously proposed amendment to the Stock Plan to provide that, subject to the approval of Chiquita's shareholders, only an additional 1,070,000 Chiquita shares will be authorized for issuance under the Stock Plan (instead of the previously proposed addition of 2,500,000 Chiquita shares).

Subject to adjustment for changes in capitalization, the maximum number of Chiquita shares currently authorized for issuance under the Stock Plan is 10,525,926. Of such amount, a total of 1,385,182 Chiquita shares remained authorized and reserved for issuance under the Stock Plan as of June 30, 2014 (more detail on this calculation is set forth below). Shareholders are now being asked to approve the issuance of an additional 1,070,000 shares under the Stock Plan, for an overall maximum number of available shares under the Stock Plan of 11,595,926. Following the combination, the shares issuable under the Stock Plan will be ChiquitaFyffes ordinary shares and the number of such ChiquitaFyffes ordinary shares will equal (i.e., will be converted on a one for one basis) the number of Chiquita shares that were available under the Stock Plan. Shares issued pursuant to the exercise of Fyffes options converted into ChiquitaFyffes options in the combination will not reduce the number of shares available for grant under the Stock Plan.

As of June 30, 2014, we calculated Chiquita shares available for future grants as follows:

10,525,926	Maximum number of shares of common stock currently authorized for issuance under the Stock Plan
4,582,841	Shares already issued and outstanding as a result of prior grants
3,854,052	Shares cancelled and not available for reissuance
703,851	Shares subject to existing grants under the Stock Plan
1,385,182	Shares available for future grants (which number will increase to approximately 2,455,182 shares if the 1,070,000 additional shares are approved)

Chiquita’s board of directors believes the amendment to the Stock Plan will benefit ChiquitaFyffes for the following reasons:

•	The Stock Plan is expected to be the equity and equity-based compensation vehicle of ChiquitaFyffes following completion of the combination;
•	There are currently only 1,385,182 Chiquita shares available under the Stock Plan (as of June 30, 2014), which the Chiquita board of directors believes to be insufficient for the equity compensation needs of ChiquitaFyffes following the completion of the combination;
•	Available shares under the Stock Plan are expected to represent only 3.06% of ChiquitaFyffes outstanding ordinary shares upon completion of the combination; and
•	In order to address potential shareholder concerns regarding the number of options, stock appreciation rights or other stock awards which may be granted in future years (it being understood that the amendment to the Stock Plan is contingent on the closing of the proposed combination) it is the intention of Chiquita and Fyffes to commit that over the next three fiscal years (assuming the merger closes by December 31, 2015, the next three fiscal years will be 2015, 2016, and 2017) ChiquitaFyffes will not grant a number of shares subject to options, stock appreciation rights or other stock awards to employees or nonemployee directors at an average annual rate greater than

38

2.77% of the number of shares of ChiquitaFyffes common stock that we believe will be outstanding over such three year period. For purposes of calculating the number of shares granted in a year for purposes of the preceding sentence, any full-value awards will count as equivalent to two shares.

Following completion of the combination, future grants under the Amended Chiquita Stock and Incentive Plan will be made at the discretion of the ChiquitaFyffes board of directors (or a committee or other delegate thereof) and thus the recipients, amounts and other terms and conditions of such awards are not determinable at this time. All of the 2,455,182 shares which will be available under the Stock Plan if shareholder approval is obtained may be granted as incentive stock options following the completion.

Equity Compensation Plan Information

The following table provides information as of June 30, 2014 regarding the number of shares of common stock that may be issued under Chiquita’s equity compensation plans.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	711,020	$n/a (1)	2,317,318 (2)
Equity compensation plans not approved by security holders(3)	1,555,595	$7.68	—
Total	2,266,615	$7.68	2,317,318

(1)	Includes time-vested restricted stock unit awards; no stock options are currently outstanding under the Stock Plan.
(2)	Includes 1,317,318 shares available for future issuance under the Stock Plan at June 30, 2014, with a sublimit of 342,500 shares available for future grants of stock appreciation rights. Also includes 1,000,000 shares issuable under the Employee Stock Purchase Plan; although we are authorized to issue new shares under this plan, we expect generally to make open market purchases.
(3)	These options and restricted stock unit award were granted pursuant to Mr. Lonergan's employment agreement as an inducement grant in accordance with NYSE rules.

Except as described above, Chiquita is not amending or revising the Amended Chiquita Stock and Incentive Plan Proposal (or the associated disclosure) previously included in the proxy statement/prospectus relating to a special meeting of the shareholders of Chiquita which was originally scheduled to be held on September 17, 2014. A vote “FOR” Chiquita Proposal 4 shall be deemed to be a vote “FOR” the Amended Chiquita Stock and Incentive Plan Proposal as amended by this supplement. As described in the proxy statement/prospectus, approval by shareholders is being sought in order to: (1) meet the shareholder approval requirements of the New York Stock Exchange with respect to authorization additional shares for issuance under the Stock Plan; (2) obtain approval of the material terms of the Stock Plan, including performance criteria and individual award limitations described below, for purposes of qualifying certain compensation under the Stock Plan as performance-based compensation under Section 162(m) of the Internal Revenue Code; and (3) permit any stock options which may be issued under the Stock Plan following the combination to qualify for treatment as incentive stock options for purposes of Section 422 of the Code.

39

UPDATE TO SELECTED HISTORICAL FINANCIAL DATA OF FYFFES

Fyffes is providing you with the following financial information to assist you in your analysis of the financial aspects of the combination. The consolidated financial data for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 is derived from Fyffes audited consolidated financial statements which are included in the proxy statement/prospectus. The consolidated financial data for the years ended December 31, 2010 and 2009 and as at December 31, 2011, 2010 and 2009 is derived from Fyffes audited consolidated financial statements for those years, which are not included or incorporated by reference into the proxy statement/prospectus. The consolidated income statement data for the six months ended June 30, 2014 and 2013 and the consolidated balance sheet data as of June 30, 2014 have been derived from Fyffes unaudited consolidated interim financial statements which are included elsewhere in this supplement. The historical financial information in the table below has been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Fyffes adopted IAS 19 Employee Benefits (2011) in 2013 for the first time. There were no significant acquisitions or dispositions of business operations during the years ended December 31, 2009 to 2013 or in the six months ended June 30, 2014, which materially affect the comparability. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Fyffes and the related notes and the unaudited interim financial statements, as well as the section titled “Update to Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fyffes” beginning on page 42 of this supplement. Historical results are not necessarily indicative of any results to be expected in the future.

Consolidated Income Statement Data

	(Unaudited) Six months ended June 30,		Years Ended December 31,
(in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Group Revenue(1)	€490,240	€475,986	€835,753	€783,701	€659,045	€623,072	€598,103
Cost of Sales	(428,550)	(421,171)	(741,223)	(694,578)	(593,609)	(552,944)	(529,206)
Gross Profit	61,690	54,815	94,530	89,123	65,436	70,128	68,897
Distribution Expenses	€(13,100)	€(13,609)	€26,325	€25,347	€24,784	€23,977	€24,813
Administrative Expenses	(19,577)	(20,413)	(38,861)	(36,873)	(24,732)	(28,661)	(28,265)
Other Operating Expenses	—	(938)	(2,105)	(2,128)	(2,108)	(3,616)	(9,403)
Other Operating Income	342	344	1,173	1,869	1,833	1,408	10,640
Share of Profit/(Loss) of Joint Ventures	1,454	1,285	1,563	640	2,669	1.021	(1,264)
Share of (Loss) of Associate – Balmoral International Land Holdings plc	—	—	—	—	(5,856)	(8,255)	(27,884)
Exceptional Items	€(8,264)	—	—	—	—	—	—
Operating Profit/(Loss)	€22,545	€21,484	€29,975	€27,284	€12,458	€8,048	€(12,092)
Net Financial Income/(Expense)	€(314)	€(786)	€(1,296)	€(1,158)	€(725)	€71	€582
Profit/(Loss) Before Tax	€22,231	€20,698	€28,679	€26,126	€11,733	€8,119	€(11,510)
Income Tax (Charge)/Credit	(3,486)	(1,984)	(2,535)	(2,218)	(1,088)	(1,355)	1,338
Profit/(Loss) for Financial Year	€18,745	€18,714	€26,144	€23,908	€10,645	€6,764	€(10,172)
Earnings Per Share (euro cent)
Basic	€6.23	€6.20	€8.61	€8.00	€3.36	€2.09	€(3.10)
Diluted	€6.12	€6.13	€8.51	€8.00	€3.36	€2.09	€(3.10)
Dividend Per Share (euro cent) paid in the year	€1.49	€1.42	€2.10	€1.97	€1.805	€1.65	€1.55

40

	Six months ended June 30, 2014	Years Ended December 31,
(in thousands, except per share data)		2013	2012	2011	2010	2009
Non-Current Assets	€165,208	€153,198	€146,802	€151,558	€145,060	€145,014
Current Assets	153,749	163,968	168,307	144,359	130,171	130,159
Total Assets	€318,957	€317,166	€315,109	€295,917	€275,231	€275,173
Non-Current Liabilities	€(57,810)	€(48,828)	€(60,373)	€(62,453)	€(53,326)	€(46,367)
Current Liabilities	(104,872)	(119,432)	(118,258)	(96,970)	(72,926)	(75,049)
Total Equity	€156,275	€148,906	€136,478	€136,494	€148,979	€153,757
Cash and Cash Equivalents	34,069	30,997	38,424	25,265	37,560	42,633
Total Debt(2)	€(28,380)	€(30,560)	€(29,797)	€(26,554)	€(2,953)	€(7,822)

(1)	Group revenue excludes Fyffes share of its joint ventures revenue, which amounted to €246,493 in the year ended December 31, 2013 and €109,440 for the six months ended June 30, 2014, as such are not consolidated for IFRS or U.S. GAAP purposes.
(2)	Total debt includes obligations under finance leases.

41

UPDATE TO MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FYFFES

You should read the following discussion and analysis in conjunction with the group financial statements of Fyffes plc and the accompanying notes included in the proxy statement/prospectus and elsewhere in this supplement. The audited group financial statements of Fyffes plc for the years ended December 31, 2013, 2012 and 2011 and the unaudited group interim financial statements of Fyffes plc for the six months ended June 30, 2014 included in the proxy statement/prospectus and elsewhere in this supplement have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The audited group financial statements of Fyffes plc for the years ended December 31, 2013, 2012 and 2011 presented in its annual reports for those years and the unaudited group interim financial statements of Fyffes plc for the six months ended June 30, 2014 were prepared in accordance with IFRS as endorsed by the EU. For the purposes of this supplement, Fyffes plc adopted those accounting standards issued by the IASB but not endorsed by the EU for the relevant years. In particular, this included applying a number of accounting standards dealing with the treatment of subsidiaries and joint ventures on consolidation. The application of these additional accounting standards has not resulted in any material change to the group financial statements of Fyffes plc for those or earlier years. Unless the context implies otherwise, the term “Fyffes” refers to Fyffes plc and its consolidated subsidiaries.

Overview

The Company

Fyffes is a leading international importer and distributor of tropical produce. Fyffes is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. Fyffes markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide.

Fyffes is currently listed on the Enterprise Securities Market, or ESM, in Dublin and the Alternative Investment Market, or AIM, in London.

Significant highlights for Fyffes for the year ended December 31, 2013 were as follows (the reconciliation of the non-GAAP performance measurements to the reported IFRS figures is set out in “Results of Operations “below):

•	Group revenue, excluding Fyffes share of revenues from joint ventures, up 6.6% to €836 million.
•	Adjusted EBITA (earnings before interest, tax and amortization charges) up 6.9% to €32.7 million. Operating profit up 9.9% to €30 million.
•	Adjusted fully diluted earnings per share (excluding amortization charges and related deferred tax credits) up 3.2% to €8.82 cents. Diluted earnings per share up 6.4% to €8.51 cents.

Segments

Fyffes is currently organized into two separate operating segments — its Tropical Produce segment and its Property segment.

The Fyffes Tropical Produce segment is a fully integrated distributor of tropical fresh produce, comprising three product categories — bananas, pineapples and melons, with bananas being the largest category both in terms of revenues and profits. The primary activities of this segment include the production, procurement, shipping, ripening, distribution and marketing of these products, all of which are produced in broadly the same geographic areas in Central and South America and distributed to Fyffes customers in Europe and the United States. Fyffes directly farms some of the produce it distributes, particularly in the pineapple and melon categories. The procurement, shipping, distribution and marketing activities for the banana and pineapple categories are managed centrally on a combined basis.

Fyffes management evaluates and monitors the Tropical Produce segment performance primarily based on Adjusted EBITA, which is believed to be the most appropriate measure of underlying performance. Adjusted EBITA is operating profit, excluding amortization charges on intangible assets and exceptional items, if any.

42

It includes Fyffes share of the results of its joint ventures on a similar basis, in contrast to the requirement under IFRS to report joint ventures’ results after interest charges and tax. A list of Fyffes significant joint ventures is included in Note 31 of the audited group financial statements, presented in the proxy statement/prospectus. For a reconciliation of Adjusted EBITA to profit before tax see “Results of Operations” below.

The Fyffes Property segment is comprised of Fyffes 40% investment in Balmoral International Land Holdings plc, or “Balmoral,” which is an international property development company. Following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral continues to actively manage its property assets. While Fyffes has not reported a share of profit or loss for Balmoral in either 2012 or 2013 or in the first half of 2014, it continues to treat its investment in Balmoral as a separate reportable segment in accordance with IFRS 8 Operating Segments, which states that, if a reportable segment falls below the relevant quantitative thresholds in the current period, but is expected to meet the criteria in future, it should continue to be treated as a reportable segment to maintain comparability.

For more information on Fyffes segment reporting, see Note 1 to the audited group financial statements included in the proxy statement/prospectus.

Business Drivers

Key business drivers

The key drivers of short term performance in Fyffes Tropical Produce segment are:

•	selling prices;
•	cost of fruit;
•	shipping and fuel costs;
•	exchange rates; and
•	EU banana import duty.

These variables, together with operating costs and efficiencies and volume changes, are the key factors impacting Fyffes annual results, including Fyffes segment Adjusted EBITA. Given the significance of these factors, Fyffes short term performance can be difficult to predict and potentially volatile.

Selling prices

Fyffes earnings are significantly dependent on the selling prices obtained for tropical produce, which competes directly in any given market with other imported fresh produce and with local production when in season. Pricing is largely determined by market supply of, and demand for, tropical produce and competing fresh produce. Market demand is a function of population size, per capita consumption, the availability and quality of tropical produce, the availability, quality and price of locally produced or imported competing products and climatic and other general conditions in the marketplace. The global and individual country markets can be over-supplied from time to time. Excess supplies of tropical produce or competing fresh produce could lead to reduced selling prices for tropical produce and could have an adverse effect on Fyffes performance.

Cost of fruit

The cost of fruit produced directly by Fyffes primarily consists of cultivation, harvesting, packaging, labor, depreciation and farm administration expenses. Fyffes produces all of the melons and more than 50% of the pineapples and manages farms producing approximately 5% of the bananas it sells. The cost for fruit sourced from independent growers consists of procurement and packaging expenses. These third-party procurement costs are generally fixed annually under long-term supply agreements. Variations in production costs or yields, in key farm input costs or third-party procurement costs can have a significant impact on Fyffes cost of sales and profit margins. If these costs increase, Fyffes may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so.

43

Shipping and fuel costs

Shipping and fuel are among Fyffes principal costs. Fyffes does not own any ships but charters a number of dedicated refrigerated vessels, for which Fyffes retains responsibility for operating costs, including bunker fuel. Fyffes transports additional volume on a container service. Fyffes also pays port costs at both the ports of loading and discharge. When these logistics costs increase, Fyffes may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so. In addition, an extended interruption in Fyffes ability to ship or distribute its products could have an adverse effect on Fyffes performance. While Fyffes believes it is adequately insured and would attempt to transport its products by alternative means if there was an interruption due to strike, natural disasters or otherwise, Fyffes cannot be sure that it would be able to do so or be successful in doing so in a timely and cost-effective manner.

Exchange Rates

Fyffes primary input costs, fruit, shipping and fuel, are routinely denominated in U.S. Dollars while most sales, other than in its U.S. melon business, are made in euro and Sterling. While a significant portion of Fyffes distribution and marketing businesses are based in Eurozone economies, it also has significant operations in the United Kingdom and, as a result, the consolidated balance sheet is exposed to Sterling currency fluctuations. In addition, Fyffes has substantial production and procurement operations in Central and South America and selling and distribution businesses in the United States. Although from time to time Fyffes may engage in foreign currency hedging transactions, there can be no assurance that those hedging transactions will be sufficient to protect against adverse exchange rate fluctuations, which could have an adverse effect on Fyffes profits. These currency risks are monitored by Fyffes Treasury Committee on an ongoing basis and managed as deemed appropriate by utilizing a combination of spot and forward foreign currency contracts and, from time to time, foreign currency options. Fyffes balance sheet is also exposed to currency fluctuations relating to Fyffes net investment in its overseas non-euro denominated operations. Depending on the scale of the transaction, Fyffes may finance its overseas investments through foreign currency borrowings to hedge this exposure. Post-acquisition, these overseas businesses generally fund their operations locally. Further information on Fyffes exchange rate exposure is included under “Quantitative and Qualitative Disclosures about Market Risk” below and in Note 28 to Fyffes audited group financial statements, included in the proxy statement/prospectus.

EU banana import duty

The banana import tariff system that has been in effect in the European Union since 2006 was modified in 2009, when the European Union entered into an agreement with certain Latin America banana exporting countries to settle the long running WTO dispute over banana import tariffs. Under this 2009 agreement, the European Union will gradually reduce import tariffs on bananas from Latin America on an annual basis until 2019. The duty rate of €132 per metric ton in 2013 will be reduced to €114 per metric ton by 2019 as follows: 2014-€132, 2015-€132, 2016-€127, 2017-€122, 2018-€117 and 2019 €114. In addition, the EU has entered into Free Trade Agreements with a number of South and Central American countries. Under these bilateral trade agreements, import duties on bananas will fall progressively to €75 per metric ton by 2020. Fyffes may have to pass some of the benefit of these reductions in import duty to both its customers and suppliers. It is therefore not possible to predict how much Fyffes will retain of these reductions in duty.

Other factors affecting Fyffes results

Adverse weather conditions and product quality

Adverse weather and other unfavorable conditions for tropical produce production can affect crop size and quality. In extreme circumstances, entire harvests may be lost in specific geographic areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings which, from time to time, may have an adverse effect on Fyffes business. Similarly, serious quality issues and in particular deliberate or accidental contamination could have a significant impact on revenue. Fyffes geographic spread of production and procurement helps mitigate these risks.

Risks of operating internationally

Fyffes operations are in part dependent upon activities and investments in jurisdictions outside of the European Union. Although Fyffes aims to co-operate with, and invest only in, countries that are politically stable, these operations and investments are subject to risks that are inherent in operating in certain foreign

44

countries, including political changes and economic crises, which may lead to significant changes in the business environment, and economic downturns, political instability, war or civil disturbances, which may disrupt individual markets. Fyffes believes that the countries in which it operates are politically stable. Fyffes also operates some of its businesses through joint ventures in which its rights to control business decisions is limited.

Credit and liquidity risk

Fyffes has detailed procedures for monitoring and managing the credit risk related to its trade receivables. Further details on these procedures are included under “Quantitative and Qualitative Disclosures about Market Risk “below. Increased credit losses on Fyffes trade receivables would reduce its profitability. Cash and short term bank deposits are generally invested with institutions of the highest credit rating or state guaranteed institutions, with limits on amounts held with individual banks at any one time. It is also Fyffes policy to have adequate undrawn facilities available at all times to cover unanticipated financing requirements. Liquidity issues, including having insufficient cash resources, would impact Fyffes ability to fund its operations and to grow its business. The maximum exposure to credit risk is represented by the carrying amount of the financial assets in the balance sheet.

Interest rate risk

Fyffes balance sheet contains both interest bearing assets and interest bearing liabilities. In general, the approach employed by Fyffes to manage its interest rate exposure is to maintain the majority of its cash, short term bank deposits and interest bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements while being able to benefit from opportunities due to movements in longer term rates. An increase in interest rates would increase Fyffes financing costs and reduce its profitability.

Recent Trends

Fyffes performance each year is affected by the impact of changes in the key business drivers set out above, including selling prices, input costs and exchange rates.

As stated, selling prices are driven mainly by supply and demand for Fyffes tropical produce and other competing fruits, but also by Fyffes ability to consistently meet its customers’ requirements, including the reliability and quality of Fyffes service. Selling prices in the banana category are a mixture of fixed priced deals and weekly spot pricing. Annual fixed pricing has traditionally been a feature in the UK retail market, while the Continental European banana market has traditionally been a weekly spot market. There has been a trend in recent years towards fixed pricing by some customers in Continental Europe, although usually for relatively short periods.

Pricing in the weekly spot market for bananas experiences significant seasonal variation each year, being typically stronger in the first half of the year when production is more constrained by weather in the production regions and weaker in the second half when production is more plentiful but demand is lower due to the availability of locally produced competing fruits. As a result, Fyffes profits in the banana category each year tend to be weighted towards the first half of the year. Fyffes melon business is also seasonally weighted to the first half of the year as it is focused on imports in the months when significant melon production is not possible in the U.S.

The cost of Fyffes produce which, as noted earlier, includes production costs when Fyffes is the grower and third-party procurement costs when Fyffes is not, have been increasing year over year driven by higher labor costs, higher farm input costs and the appreciation of local Central and South American currencies against the U.S. Dollar. Other factors, including logistics and fuel costs, packaging costs and the U.S. Dollar exchange rates against the euro and Sterling, have been variable. To counteract the overall cost inflation experienced by the industry in recent years, Fyffes has been very focused on its operational efficiency and, in particular, in 2011 Fyffes reconfigured its shipping arrangements which reduced its overall logistics costs.

The vast majority of Fyffes third-party sourced fruit is procured under long-term supply arrangements with independent producers. Typically pricing and volumes are agreed upon annually in advance under these arrangements. It is not possible to predict how fruit costs will change in 2015 and subsequent years, when

45

these arrangements are renegotiated at the end of 2014. Details of Fyffes purchase commitments for the year ended December 31, 2014 under these arrangements are included in the table of contractual obligation section below. In relation to its logistics requirements, Fyffes uses a combination of four chartered refrigerated ships under a three year lease ending on December 31, 2014 and a separate three year arrangement, originally ending on December 31, 2014 but recently extended to December 31, 2015, to lease space on a container shipping service. It is not possible to predict how Fyffes shipping costs for 2015 and subsequent years will change following the ending of these deals. The commitments under both of these arrangements are also included in the table of contractual obligations below.

Turnover of customer relationship is a limited feature in the industry. While Fyffes has experienced some customer losses in recent years, overall Fyffes has successfully grown its business organically over that period. In addition, while there may be temporary time lags which can impact Fyffes short term performance, market pricing overall has been increasing in response to the cost inflation being experienced in the industry. The combination of these factors has resulted in Fyffes achieving a strong increase in its operating profits in the five years from 2008 to 2013. There is no certainty that Fyffes will be able to continue to replace customer losses in the future or that market prices will always increase in response to higher input costs.

Critical Accounting Policies and Significant Estimates

Fyffes set out the most significant accounting policies, judgments and estimates in its audited group financial statements included in the proxy statement/prospectus. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. The additional discussion below addresses only Fyffes most significant accounting policies and judgments.

Impairment of non-financial assets

The carrying amounts of Fyffes assets, other than biological assets (which are stated at fair value), inventories (which are carried at the lower of cost and net realizable value) and deferred tax assets (which are recognized based on recoverability), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount as appropriate. Significant judgment may be involved in estimating the recoverable amount based on expected future cash flows expected to be generated from the relevant non-financial asset (see below). Goodwill and intangible assets with an indefinite useful life are tested for impairment at each balance sheet date.

The recoverable amount of an asset is the greater of its fair value less cost of sale and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Further details of the approach to the annual impairment review in relation to Fyffes intangible assets are set out in Note 10 of its audited group financial statements included in the proxy statement/prospectus.

Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

46

Retirement benefits obligations

Obligations for contributions to defined contribution pension schemes are recognized as an expense in the income statement as services from employees are received. Under such schemes, Fyffes has no obligation to make further contributions to these schemes beyond the contracted amounts. Prepaid contributions are recognized as an asset to the extent that service has not yet been received. The defined benefit pension asset or liability in the balance sheet comprises the total for each plan of the present value of the defined benefit obligation less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

The liabilities and costs associated with Fyffes defined benefit pension schemes are assessed on the basis of the projected unit credit method with the assistance of professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. Judgment is involved in selecting the appropriate discount rate and other key assumptions. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is recognized in arriving at operating profit or loss together with the expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior year assumptions underlying the liabilities are recognized in other comprehensive income.

When the benefits of a defined benefit scheme are changed, the related income or expense is recognized immediately in the income statement as a past service cost. Settlements and curtailments trigger immediate recognition of the consequent change in obligations and related assets in the income statement.

Full details of the movements in the assets and liabilities of Fyffes defined benefit pension scheme during the financial years ended December 31, 2013 and 2012 and the assumptions applied are set out in Note 25 of its audited group financial statements included in the proxy statement/prospectus.

Property, plant and equipment

Land and buildings are recognized at fair value with the increase in the value of any property reflected in revaluation gains in the statement of comprehensive income. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arm’s length transaction. Significant judgment may be involved in determining the fair value of properties where there are limited comparable transactions. Further details on how these fair values are determined are set out in Note 9 of Fyffes audited group financial statements, included in the proxy statement/prospectus.

Biological assets

Certain of Fyffes subsidiaries involved in the production of fresh produce recognize biological assets, which includes agricultural produce due for harvest on plantations. Biological assets are stated at fair value less estimated point of sale costs, with any resultant gain or loss recognized in the income statement. Judgment is involved in estimating the fair value of biological assets and details of the approach taken in this regard are set out in Note 14 of Fyffes audited group financial statements included in the proxy statement/prospectus. Point of sale costs include all costs that would be necessary to sell the assets.

Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, joint ventures and associates. In respect of business acquisitions that have occurred between 1 January 2004 and 1 January 2010, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Transaction costs, other than those associated with the issue of debt or equity securities, which Fyffes incurred in connection with business combinations prior to 1 January 2010 were capitalized as part of the cost of the acquisition. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e., original cost less accumulated amortization since acquisition up to December 31, 2003, which represents the amount recorded under Irish GAAP. Fyffes elected under IFRS 1, at the date of transition

47

to IFRS, not to apply IFRS 3, Business Combinations to previous transactions and therefore the reclassification and accounting treatment of business combinations that occurred prior to 1 January 2004 was not reconsidered in preparing Fyffes opening IFRS balance sheet at 1 January 2004. The basis for measurement of goodwill on acquisitions after 1 January 2010 is set out in the accounting policy for business combinations (set out in Fyffes significant accounting policies in the audited group financial statements, included in the proxy statement/prospectus). Goodwill is allocated to cash generating units and is not amortized but is tested annually for impairment at a consistent time each year. Impairment testing involves significant judgment and is addressed in a separate accounting policy below. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment.

Provisions

A provision is recognized in the balance sheet when Fyffes has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Fyffes balance sheet at December 31, 2013 includes provisions in respect of deferred contingent acquisition consideration and a legal obligation to the Trustee of the Merchant Navy Officers Pension Fund (MNOPF) in the UK, amounting to an aggregate of €5.6 million (2012: €16.8 million). Full details of these provisions and the movements during 2013 and 2012 are set out in Note 21 of Fyffes audited group financial statements included in the proxy statement/prospectus.

EU Competition investigation

In 2008, the European Commission published its Decision following the conclusion of its investigation into the supply of bananas in the Northern European region of the EEA. No adverse findings were made against Fyffes and no fine imposed on it.

At the same time, the European Commission found Fyffes German joint venture, Weichert and Del Monte jointly and severally liable for a fine of €14.7 million for breaches of Article 81 of the Treaty of Rome and Article 53 of the European Economic Area (EEA) Agreement relating to the supply of bananas to the Northern European region of the EEA, in the period 1 January 2000 to December 31, 2002. Fyffes acquired its 80% interest in Weichert from Del Monte on 1 January 2003. The Commission found that Weichert was controlled by Del Monte throughout the period covered by the Decision.

Proceedings in relation to this matter are continuing. Weichert continues to assert that it did not breach EU Competition regulations. Based on legal advice, Weichert provided for a net exceptional charge of €3.7 million in its 2008 accounts in this regard. While Fyffes has no liability in this matter, Fyffes Income Statement in 2008 reflected Fyffes 80% share of the net exceptional charge recognized in Weichert’s accounts, amounting to €2.9 million, on a prudent basis.

Recent IFRS Accounting Pronouncements

The following new standards were adopted by Fyffes for the first time in 2013.

•	IFRS 10 Consolidated Financial Statements (effective 1 January 2013);
•	IFRS 11 Joint Arrangements (effective 1 January 2013);
•	IFRS 12 Disclosure of Interests in Other Entities.
º	IASB also issued IAS 27 Separate Financial Statements (2011), which supersedes IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011), which supersedes IAS 28 (2008) (effective 1 January 2013);
•	Amendments to IAS 1: Presentation of Items of Other Comprehensive Income
•	IFRS 13 Fair Value Measurement
•	IAS 19 Employee Benefits (2011)

48

•	Amendments to IFRS 7 Financial instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities
•	IFRS 2009 – 2011 Cycle Improvements

The impact of each is set out below.

Amendments to IAS 1: Presentation of Items of Other Comprehensive Income

As a result of the amendments to IAS 1, Fyffes has modified the presentation of items of other comprehensive income in its consolidated Statement of Comprehensive Income, to present separately items that may be reclassified to profit or loss in the future from those that would never be reclassified. Tax impacts have also been so allocated. Comparative information has been re-presented accordingly. The adoption of the Amendment to IAS 1 has no impact on the recognized assets, liabilities and comprehensive income of Fyffes.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. It defines fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date.

In the case of non-financial assets measured at fair value, the requirement is to fair value on a “highest and best use” basis which refers to the maximum value of the asset, considering potential uses that are physically possibly, legally permissible and financially feasible. It also includes various clarifications on the fair value measurement of financial instruments.

IFRS 13 also replaces and expands the disclosure requirements regarding fair value measurements in other IFRS, including IFRS 7 Financial Instruments: Disclosures. Accordingly, Fyffes has included additional disclosures in this regard (see Note 28 of the group financial statements presented in the proxy statement/prospectus).

In accordance with the transitional provisions of IFRS 13, Fyffes has applied the new fair value measurement guidance prospectively and has not provided comparative information for the new disclosures. The new standard had no significant impact on the measurement of Fyffes assets and liabilities.

IAS 19 Employee Benefits (2011)

Fyffes adoption of IAS 19 Employee Benefits (2011) changed its basis for determining the income or expense related to defined benefit plans. As a result of the change, Fyffes now determines the net interest expense on the net pension deficit for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net deficit at the beginning of the period.

It then takes into account any changes in the net deficit during the period as a result of contributions and benefit payments. The net interest on the net deficit comprises (i) interest expense on the defined benefit obligation and (ii) interest income on plan assets. Previously, Fyffes determined interest income on plan assets based on their expected long-term rate of return. In addition, IAS 19 (2011) states that only the costs of managing plan assets reduce the return on plan assets, thereby requiring any other administration costs to be treated as an expense within profit or loss.

Consolidation Standards

Regarding IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (2011), which supersedes IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011), which supersedes IAS 28 (2008):

IFRS 10 establishes a new control-based model for consolidation that replaces the existing requirements of both IAS 27 and SIC-12 Consolidation — Special Purpose Entities. Under the new requirements an investor controls an investee when (i) it has exposure to variable returns from that investee, (ii) it has the power over relevant activities of the investee that affect those returns, and (iii) there is a link between that power and those variable returns. The standard includes specific guidance on the question of whether an entity

49

is acting as an agent or principal in its involvement with an investee. Also, it is worth noting that the assessment of control is based on all facts and circumstances and is reassessed if there is an indication that there are change in those facts and circumstances.

IFRS 11 replaces IAS 31 Interests in joint ventures and SIC-13 Jointly-controlled entities —  non-monetary contributions by venturers. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. The predecessor standard, IAS 31, focused to a greater extent on the legal form to determine the presence of “jointly controlled entities” (JCEs) which would then have been equity accounted or proportionately consolidated. IFRS 11 may result in some of these JCEs, instead being seen as joint operations which will be subject to (as at present) line-by-line accounting of the underlying assets and liabilities, when additional factors (other than legal form) are taken into account. All investee entities determined under the new criteria to be “joint ventures” will be equity accounted for, with the option for the investor to proportionally consolidate being removed from the new standard.

IFRS 12 sets out more comprehensive disclosures relating the nature, risks and financial effects of interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity or operation.

IAS 27 carries forward the existing accounting and disclosure requirements for separate financial statements; the requirements of IAS 28 and IAS 31 for separate financial statements have been incorporated in IAS 27. IAS 28 previously discussed how to apply equity accounting to associates in consolidated financial statements. The revised IAS 28 continues to include that guidance but it is now extended to also apply that accounting to entities that qualify as joint ventures under IFRS 11.

The application of these new consolidation standards has had no impact in the accounting treatment of Fyffes subsidiaries, associate and joint ventures.

The following new standards were adopted by Fyffes for the first time in the six months ended June 30, 2014.

•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32)
•	Recoverable Amount Disclosures, IAS 36
•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting
•	IFRIC 21 Levies

The application of the above new standards had no impact on the condensed interim financial statements for the six months ended June 30, 2014.

New standards not yet effective

The following new standards were not yet effective for Fyffes 2013 financial statements, but will be applied where relevant, from their effective dates.

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)
•	Annual improvements to IFRSs 2010 – 2012 Cycle
•	Annual improvements to IFRSs 2011 – 2013 Cycle
•	Annual improvements to IFRSs 2012 – 2014 Cycle
•	Amendments to IFRS 11: Accounting for acquisitions of interests in Joint Operations
•	IFRS 14: Regulatory Deferral Accounts
•	Amendments to IAS 36 and IAS 38: Clarification of acceptable methods of depreciation and amortization
•	IFRS 9 Financial Instruments (2009, and subsequent amendments in 2010 and 2013)
•	IFRS 15: Revenue from contracts with customers

50

•	Agriculture: Bearer plants (Amendments to IAS 16 and IAS 41)
•	Sale or contribution of assets between an investor and its associate or its joint venture (proposed amendments to IFRS 10 and IAS 28)

Fyffes has not adopted these standards early; instead it will apply them from their effective dates as determined by the IASB. Fyffes is still reviewing the impact of the upcoming standards to determine their impact.

Results of Operations

Fyffes is organized into two operating segments. Fyffes primary segment is Tropical Produce in which Fyffes sources and distributes three product categories — banana, pineapples and melons. Fyffes other segment is Property, through its ownership of a 40% investment in Balmoral, an international property development company. As explained earlier, Fyffes wrote down its investment in Balmoral in 2011 to a negligible value. As a result, while Balmoral continues to trade, Fyffes has not included any share of revenue or profits for Balmoral in its consolidated income statement in the six months ended June 30, 2014 or 2013. The analysis of Revenue and Operating Profit below therefore relates entirely to Fyffes Tropical Produce segment, including comments on Fyffes performance in each of the three product categories.

The key performance measure for Fyffes Tropical Produce segment is Adjusted EBITA. As a result, the commentary under Operating Profit below is based on Adjusted EBITA. A reconciliation of Adjusted EBITA to Fyffes reported Profit before Tax is provided below.

Fyffes may pay transaction bonuses and retention bonuses of $1,000,000 and $300,000 respectively to certain of its employees on completion of the combination. These amounts have not been accrued in Fyffes financial statements for the year ended December 31, 2013 or the six months ended June 30, 2014 as they are contingent upon the closing of the combination and will represent an expense of ChiquitaFyffes post-completion. These payments will not have a material impact on the results of ChiquitaFyffes.

Six months Ended June 30, 2014 Compared to Six months Ended June 30, 2013

	Unaudited	Unaudited
	Six months ended June 30,
	2014 €’000	2013 €’000	Increase/ Decrease €’000	Change %
Group revenue	490,240	475,986	14,254	3.0%
Cost of sales	(428,550)	(421,171)	(7,379)	1.8%
Gross profit	61,690	54,815	6,875	12.5%
Distribution costs	(13,100)	(13,609)	509	(3.7)%
Administrative expenses	(19,577)	(20,413)	836	(4.1)%
Other operating expenses	—	(938)	938	(100)%
Other operating income	342	344	(2)	(0.6)%
Share of profit of joint ventures after tax	1,454	1,285	169	13.2%
Exceptional charges	(8,264)	—	(8,264)	NM (1)
Operating profit	22,545	21,484	1,061	4.9%
Net financial expense	(314)	(786)	472	(60.1)%
Profit before tax	22,231	20,698	1,533	7.4%
Income tax expense	(3,486)	(1,984)	(1,502)	75.7%
Profit for the period	18,745	18,714	31	0.2%
Non-controlling interests	(186)	(284)	98	(34.5)%
Profit attributable to equity shareholders	18,559	18,430	129	0.7%
Earnings per share – euro cent
Basic	6.23	6.20	0.03	0.5%
Diluted	6.12	6.13	(0.01)	(0.2)%
51

(1)	NM — Percentages not considered meaningful

Revenue

Group revenue, excluding Fyffes share of its joint ventures’ revenue, amounted to €490 million for the six months ended June 30, 2014, an increase of €14 million, or 3%, compared to €476 million in the six months ended June 30, 2013. Sales were higher in each of the Group’s product categories, driven mainly by organic volume growth and partly offset by lower average prices. In the six months ended June 30, 2014 Fyffes banana category revenue increased by €7 million, or 2%, as compared to the six months ended June 30, 2013, primarily due to a 2% organic increase in volumes to 23 million boxes, combined with a positive mix variance due to an increase in sales of higher priced ripened bananas compared to green bananas, partly offset by a reduction in average selling prices of circa 2%. Sales in Fyffes melon category increased by €4 million, or 4%, in the six months ended June 30, 2014, as compared to the six months ended June 30, 2013, primarily due to organic volume growth of 9% off-set in part by a 2% decrease in average selling prices and an adverse impact resulting from the translation of U.S. dollar denominated revenues into euro. Sales in Fyffes pineapple category increased by €3 million, or 7%, in the six months ended June 30, 2014, as compared to the six months ended June 30, 2013, primarily due to 13% higher volumes, partly offset by a 4% decrease in average prices. Fyffes has achieved significant organic volume growth in recent years, particularly in the banana and melon categories and remains ambitious to continue this trend. However, there can be no certainty that it will be able to continue this organic volume growth in future years.

Cost of sales

Cost of sales increased by €7 million, or 1.8%, to €429 million in the six months ended June 30, 2014, compared to €421 million in the six months ended June 30, 2013. Gross margin was higher at 12.6% in the six months ended June 30, 2014, compared to 11.5% in the six months ended June 30, 2013. Fruit costs, comprising third party purchases and own production costs (in the case of the pineapple and melon categories) and logistics costs, comprising the costs of chartering dedicated refrigerated ships, hiring space on container ships and bunker fuel, combined represent approximately 90% of Fyffes total cost of sales in the period. Fruit costs accounted for €6 million of the total €7 million increase in cost of sales period on period in the six months ended June 30, 2014, primarily due to organic volume growth in each of Fyffes product categories, combined with a low single digit percentage increase in underlying fruit costs in the banana category. Total logistics costs increased by €1 million in the period due to higher volumes, partly offset by a 4% reduction in fuel costs.

Distribution costs, administrative expenses and exceptional charges

Distribution costs and administrative expenses in six months ended June 30, 2014 decreased by 4.0% as compared to the six months ended June 30, 2013. In the six months ended June 30, 2014, Fyffes recognized a €8.3 million exceptional charge in respect of professional fees and related costs incurred to date in connection with its combination with Chiquita Brands International, Inc., including US$0.5 million which became payable to Lazard on signing of the transaction agreement and announcement of the combination on March 10, 2014. Contingent upon consummation of the combination, Fyffes has agreed to pay Lazard an additional US$3.5 million for its services, which will be fully expensed by Fyffes in its pre-acquisition income statement, assuming completion of the combination.

52

Operating profit

	Six months ended June 30,
	2014 €’000	2013 €’000	Increase/Decrease €’000	Change %
Reconciliation of Adjusted EBITA
Profit before tax per Income Statement	22,231	20,698	1,533	7.4%
Adjustments
Group share of tax charge of joint ventures	550	545	5	0.9%
Amortization of intangible assets	—	938	(938)	(100.0)%
Exceptional charges	8,264	—	8,264	NM (1)
Net financial expense	314	786	(472)	(60.1)%
Net financial expense – share of joint ventures	111	95	16	16.8%
Adjusted EBITA – Tropical Produce Division	31,470	23,062	8,408	36.5%

(1)	NM — Percentages not considered meaningful

Fyffes delivered a strong result in the six months ended June 30, 2014, with Adjusted EBITA up 36.5% to €31.5 million as compared to the six months ended June 30, 2013, driven mainly by positive exchange rates and a very good performance in the melon category. The key drivers of Fyffes short term performance in its tropical produce operations, and its banana category in particular, are average selling prices, exchange rates and the costs of fruit, shipping and fuel, all of which can result in volatility in period over period profitability.

Fyffes achieved a satisfactory result in the banana category in the six months ended June 30, 2014, with profits ahead of the same period in 2013 despite a slow start. Fyffes grew its banana volumes modestly in the first half. Exchange rates were positive during the period due to the weakness of the US Dollar. Much of this benefit was absorbed in lower average selling prices, particularly in the weekly spot market in Continental Europe. Costs were marginally lower during the period, with higher fruit prices offset by lower logistics and other import charges.

Fyffes delivered a good result in the pineapple category in the six months ended June 30, 2014, mainly due to a strong performance in its farming operations, with higher yields and lower costs. This was partly due to an acceleration in crop growth caused by cold weather early in the year and will result in lower volumes in the second half. Selling prices were lower year on year due to excess market volumes, although this was largely offset by positive exchange rates, as in the banana category.

Fyffes US melon business performed strongly in the six months ended June 30, 2014, driven mainly by further successful organic volume growth. Average selling prices were slightly down on last year. Costs continued to be well managed with lower farming and logistics charges and a reduction in the provision for certain non-trading items.

Property Segment

Balmoral International Land Holdings plc (“Balmoral”), in which Fyffes has a 40% shareholding recently reported its 2013 full year results. These showed a small profit for the first time since 2007 and Fyffes share of its net assets increased to €0.6m from €0.4m at the end of last year. Fyffes has elected to leave the carrying value of its investment in Balmoral unchanged at €50,000 until there is further certainty regarding the longer term outlook in the international property sector.

Total operating profit

Total operating profit for the six months ended June 30, 2014, after the exceptional charge of €8.3 million, amortization charges and joint ventures tax charges, amounted to €22.5 million, compared to €21.5 million in the six months ended June 30, 2013.

Financial expense

Net interest expense in the Fyffes subsidiary companies in the six months ended June 30, 2014 amounted to €0.3m, €0.5m lower than in the six months ended June 30, 2014. This reduction mainly reflects lower

53

non-cash discounting charges on the Fyffes deferred consideration liabilities and other provisions following the significant pay down in these liabilities in 2013. Fyffes share of the interest expense in its joint ventures was unchanged at €0.1m in the period.

Profit before tax

Profit before tax, after the exceptional charge of €8.3 million, amounted to €22.2 million in the six months ended June 30, 2014, compared to €20.7 million in the six months ended June 30, 2013.

Taxation

The provision for income tax in respect of the six months ended June 30, 2014 amounted to €3.5 million, equivalent to a rate of 15.7%, compared to a provision of €2.0 million, or a rate of 9.6%, in the six months ended June 30, 2013. The increase in the tax rate in the six months ended June 30, 2014 is due to no tax benefit being recognized on the €8.3 million exceptional transaction costs expensed in the period. The tax charge for the period based on profits excluding these charges is equivalent to a rate of 13.0% which is based, in accordance with IAS 34, on the estimated tax rate expected to be applied in the full year 2014.

Earnings per share

The calculation of diluted earnings per share is set out below. Diluted earnings per share amounted to €6.12 cent in the six months ended June 30, 2014, a decrease of 0.2% as compared to the same period in the prior year.

	Six months ended 30 June
	2014 €’000	2013 €’000
Calculation of Diluted EPS
Profit before tax	22,231	20,698
Statutory tax charge	(3,486)	(1,984)
Non-controlling interests	(186)	(284)
Earnings for calculation of Diluted EPS	18,559	18,430
Weighted average no. of shares (diluted) (thousands)	303,211	300,416
Diluted EPS – cent	6.12	6.13

54

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	2013 €’000	2012 €’000	Increase/(Decrease) €’000	Change %
Group revenue	835,753	783,701	52,052	6.6
Cost of sales	(741,223)	(694,578)	(46,645)	(6.7)
Gross profit	94,530	89,123	5,407	6.1
Distribution costs	(26,325)	(25,347)	(978)	(3.9)
Administrative expenses	(38,861)	(36,873)	(1,988)	(5.4)
Other net operating expenses	(932)	(259)	(673)	NM (1)
Share of profit of joint ventures after tax	1,563	640	923	144.2
Share of result of Balmoral International Land Holdings plc	—	—	—	NM (1)
Operating profit	29,975	27,284	2,691	9.9
Net financial expense	(1,296)	(1,158)	(138)	(11.9)
Profit before tax	28,679	26,126	2,553	9.8
Income tax expense	(2,535)	(2,218)	(317)	(14.3)
Profit for the financial year – continuing operations	26,144	23,908	2,236	9.4
Non-controlling interests	(524)	(126)	(398)	NM (1)
Profit attributable to equity shareholders	25,620	23,782	1,838	7.7
Earnings per share – euro cent
Basic	8.61	8.00	0.61	7.6
Diluted	8.51	8.00	0.51	6.4

(1)	NM — Percentages not considered meaningful

Revenue

Group revenue, excluding Fyffes share of its joint ventures’ revenue, amounted to €836 million in the year ended December 31, 2013, an increase of €52 million, or 6.6%, compared to €784 million in the year ended December 31, 2012. The increase in revenue in the year ended December 31, 2013 was driven primarily by further organic growth in Fyffes banana and melon categories combined with higher prices in the banana and pineapple categories mainly as a result of the inflationary impact of higher input costs. Specifically, Fyffes banana category revenue increased by €46 million, or 8%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily due to a 7% organic increase in volumes to 45 million boxes, combined with a marginal increase in average selling prices of less than 1%. Sales in Fyffes melon category increased by €5 million, or 4%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily due to strong organic volume growth of 18%, partly offset by an 8% reduction in average selling price. Finally, sales in Fyffes pineapple category increased by €1 million, or 2%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily due to a 4% increase in average prices, partly offset by 3% decrease in volumes. Fyffes has achieved significant organic volume growth in recent years, particularly in the banana and melon categories, however, there can be no certainty that it will be able to continue this organic volume growth in future years.

Cost of sales

Cost of sales increased by €47 million, or 6.7%, to €741 million in 2013, compared to €695 million in 2012. Gross margin was marginally lower at 11.3% in 2013, compared to 11.4% in the previous year. Fruit costs, comprising third party purchases and own production costs (in the case of the pineapple and melon categories) and logistics costs, comprising the costs of chartering dedicated refrigerated ships, hiring space on container ships and bunker fuel, combined represent approximately 90% of Fyffes total cost of sales. Fruit

55

costs accounted for €40 million of the total €47 million increase in cost of sales year on year in 2013. This increase was mainly driven by the organic volume growth in each of Fyffes product categories, combined with a mid-single digit percentage increase in underlying fruit costs in the banana category. Total logistics costs increased by €8 million in 2013 again due to higher volumes, partly offset by a 7% reduction in fuel costs and shipping efficiencies achieved.

Distribution costs and administrative expenses

Distribution costs increased by €1 million, or 3.9%, to €26 million in 2013 compared to €25 million in the previous year. There were no individually significant changes in the components of distribution costs in 2013, with the increase mainly due to the higher volumes year on year. Administrative expenses increased by €2 million, or 5.4%, in 2013 to €39 million compared to €37 million in the previous year. Included in administrative expenses in both years are various non-trading charges, including litigation and similar costs. These costs were €4 million lower in 2013 than in 2012. As a result, the underlying increase in administrative expenses in 2013 was €6 million, mainly due to higher compensation costs including incentive payments and pension costs.

Operating profit

Reconciliation of Adjusted EBITA	2013 €’000	2012 €’000	Increase/(Decrease) €’000	Change %
Profit before tax (above)	28,679	26,126	2,553	9.8
Adjustments
Group share of tax charge of joint ventures	1,091	908	183	20.2
Amortization of intangibles (incl share of joint ventures)	1,333	2,217	(884)	(39.9)
Net financial expense	1,296	1,158	138	11.9
Net financial expense – share of joint ventures	255	133	122	NM	(1)
Adjusted EBITA – Tropical Produce Division	32,654	30,542	2,112	6.9

(1)	NM — Percentages not considered meaningful.

Building on the very strong increase in operating profits achieved in 2012, Fyffes increased its Adjusted EBITA by a further €2.1 million, or 6.9%, in the year ended 31 December 2013 to €32.7 million, compared to €30.5 million in the year ended 31 December 2012. The key drivers of performance in the Group’s tropical produce operations are average selling prices, exchange rates and the costs of fruit, shipping and fuel, all of which can result in variability in year on year profitability. How these factors impacted Fyffes results year on year is covered in the commentary below on the performance of each of its three product categories.

Fyffes achieved a broadly satisfactory performance in the banana category in the year ended 31 December 2013, with profits slightly down on the very strong result in the previous year. The industry experienced further significant inflation in the cost of fruit during 2013, continuing a multi-year pattern. There was also an unfavorable movement in exchange rates year on year, due to the strength of the U.S. dollar particularly relative to Sterling. The impact of these adverse factors was partly offset by lower logistics costs, as a result of the reduction in fuel costs and further shipping efficiencies. In addition, Fyffes achieved further successful organic growth in the banana category in 2013, with new and existing customers. Market conditions were broadly positive during the year ended 31 December 2013, with slightly higher average selling prices driven by the increase in fruit costs and adverse exchange rates.

Fyffes delivered an improved result in the pineapple category in the year ended 31 December 2013. Production costs were higher year on year due to the ongoing work to integrate the farm acquired during the first half of the year which adjoins Fyffes existing pineapple operations in Costa Rica. In addition, as in the banana category, exchange rates had a negative impact on performance in the year. However, market conditions were generally more positive throughout the year due to improved stability in supply volumes. Fyffes own farms accounted for 56% of Fyffes total pineapple volumes in the year.

Fyffes U.S. melon business delivered a satisfactory result in the year ended 31 December 2013. Favorable weather in the production regions during the key import season, in the first half of the year, resulted

56

in improved yields and lower production costs. This also contributed to a significant increase in import volumes, consolidating Fyffes position in this category in the U.S. Average selling prices were down on the very strong prices achieved in the previous year, mainly due to the increase in total import volumes.

Property Segment

Balmoral, in which Fyffes has a 40% shareholding, reported its final results for the year ended 31 December 2012 in August 2013. These showed a further reduction in its net assets, with Fyffes share amounting to €0.4 million. Fyffes wrote down its investment in Balmoral to €50,000 in 2011. As a result, Fyffes did not recognize any further share of Balmoral’s losses as its share of Balmoral’s net assets exceeds this €50,000 carrying value. Balmoral has not yet reported its results for the year ended 31 December 2013.

Total operating profit

Total operating profit for the year ended 31 December 2013, which is the Adjusted EBITA less amortization charges and Fyffes share of joint ventures interest and tax, amounted to €30 million, an increase of €2.7 million, or 9.9% from the prior year.

Financial expense

Net financial expense in the year ended December 31, 2013 amounted to €1.3 million, an increase of €0.1 million, or 11.9%, compared to €1.2 million in the year ended December 31, 2012. Excluding non-cash interest costs of €0.8 million (2012: €0.7 million) relating to the discounting of deferred acquisition consideration and other provisions, cash interest expense amounted to €0.5 million in the year ended December 31, 2013, unchanged from the previous year. Fyffes share of the net financial expense of its joint ventures was €0.3 million in the year ended December 31, 2013, an increase of €0.1 million, compared to €0.1 million in the previous year.

Profit before tax

Profit before tax for the year ended December 31, 2013 amounted to €28.7 million, an increase of €2.6 million, or 9.8%, compared to €26.1 million in the year ended December 31, 2012, reflecting a reduction in amortization charges and the increase in Adjusted EBITA.

Taxation

The provision for income tax in respect of 2013 amounted to €2.5 million, equivalent to a rate of 8.8%, compared to a provision of €2.2 million, equivalent to a rate of 8.5%, in the prior year. A full reconciliation of the tax provision for the three years ended December 31, 2013 to the standard 12.5% corporation tax rate in Ireland is provided in Note 6 of Fyffes audited financial statements included in the proxy statement/prospectus. The key movements giving rise to the €0.3 million increase in the tax provision in 2013 included a €0.7 million reduction in the benefit arising from differences in tax rates resulting from a change in the geographic mix of profits year on year, less an incremental €0.4 million credit arising from the finalization of the prior year estimated tax provision net of increases in deferred tax not previously recognized.

Non-controlling interests

The non-controlling interests share of profit after tax for the year ended December 31, 2013 amounted to €0.5 million, an increase of €0.4 million, compared to €0.1 million in the year ended December 31, 2012.

Earnings per share

The calculation of diluted earnings per share is set out below. Diluted earnings per share amounted to €8.51 cents in the year ended December 31, 2013, an increase of 6.4%, compared to the reported €8.00 cents in the year ended December 31, 2012. This increase reflects the 9.8% increase in profit before tax less the impact of the higher tax and non-controlling interests charges and a higher number of shares due to the diluting effect of share options as a result of the increase in Fyffes share price.

57

Calculation of Diluted EPS	2013 €’000	2012 €’000
Profit before tax	28,679	26,126
Statutory tax charge	(2,535)	(2,218)
Non-controlling interests	(524)	(126)
Earnings for calculation of Diluted EPS	25,620	23,782
Weighted average no. of shares (diluted)	301,078	297,390
Diluted EPS – cent	8.51	8.00

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	2012 €’000	2011 €’000	Increase/(Decrease) €’000	Change %
Group revenue	783,701	659,045	124,656	18.9
Cost of sales	(694,578)	(593,609)	(100,969)	(17.0)
Gross profit	89,123	65,436	23,687	36.2
Distribution costs	(25,347)	(24,784)	(563)	(2.3)
Administrative expenses	(36,873)	(24,732)	(12,141)	(49.1)
Other net operating expenses	(259)	(275)	16	5.8
Share of profit of joint ventures after tax	640	2,669	(2,029)	(76.0)
Share of result of Balmoral International Land Holdings plc	—	(5,856)	5,856	NM (1)
Operating profit	27,284	12,458	14,826	119.0
Net financial expense	(1,158)	(725)	(433)	(59.7)
Profit before tax	26,126	11,733	14,393	122.7
Income tax expense	(2,218)	(1,088)	(1,130)	(103.9)
Profit for the financial year – continuing operations	23,908	10,645	13,263	124.6
Non-controlling interests	(126)	189	(315)	NM (1)
Profit attributable to equity shareholders	23,782	10,834	12,948	119.5
Earnings per share – euro cent
Basic	8.00	3.36	4.64	138.1
Diluted	8.00	3.36	4.64	138.1

(1)	NM — Percentages not considered meaningful.

Revenue

Group Revenue, excluding Fyffes share of its joint ventures’ revenue, amounted to €784 million for the year ended December 31, 2012, an increase of €125 million, or 18.9%, as compared to €659 million for the year ended December 31, 2011. The strong increase in turnover in the year ended December 31, 2012 was driven by further organic growth in each of Fyffes product categories, combined with price inflation.

Specifically, Fyffes banana category revenue increased by €75 million, or 15%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011, primarily due to a 12% organic increase in volumes to 42 million boxes, combined with a 3% increase in average selling prices. Sales in Fyffes melon category increased by €40 million, or 46%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011, with strong organic volume growth of 20%, combined with a 7% increase in average selling price. Finally, sales in Fyffes pineapple category increased by €10 million, or 16%, in the year ended December 31, 2012 as compared to the year ended December 31, 2011, with volumes 15% higher, combined with a marginal increase in average prices of less than 1%. Fyffes has achieved significant organic volume growth in recent years, particularly in the banana and melon categories, however, there can be no certainty that it will be able to continue this organic volume growth in future years.

58

Cost of sales

Cost of sales increased by €101 million, or 17%, to €695 million in 2012, compared to €594 million in 2011. The increase in cost of sales was less than the increase in revenue and as a result, gross margin increased to 11.4% in 2012, compared to 9.9% in the previous year. Fruit costs, comprising third party purchases and own production costs (in the case of the pineapple and melon categories) and logistics costs, comprising the costs of chartering dedicated refrigerated ships, hiring space on container ships and bunker fuel, combined represent approximately 90% of Fyffes total cost of sales. Fruit costs accounted for €74 million of the total €101 million increase in cost of sales year on year in 2012. This increase was mainly driven by the significant organic volume growth in each of Fyffes product categories, combined with a low single digit increase in the underlying cost of fruit in the banana category. Total logistics costs increased by €26 million in 2012 again due to higher volumes in each product category, combined with a 7% increase in fuel costs. These increases were partly offset by efficiencies achieved from a change in Fyffes logistics into Europe, where roughly half of Fyffes volumes were switched to a container shipping service commencing in 2012.

Distribution costs and administrative expenses

Distribution costs increased by €0.6 million, or 2.3%, to €25.3 million in 2012 compared to €24.8 million in the previous year. There were no individually significant changes in the components of distribution costs in 2012, with the increase mainly due to the higher volumes noted above. Administrative expenses increased by €12.1 million, or +49%, in 2012 to €36.9 million compared to €24.7 million in the previous year. Included in administrative expenses in both years are various non-trading charges and credits including litigation and similar costs and, in 2011, the recovery of advances to growers which had been provided in earlier years. These items gave rise to incremental net charges of €7.8 million in 2012 compared to 2011. As a result, the underlying increase in administrative expenses in 2012 was €4.3 million, mainly due to higher compensation costs including the impact in administrative costs of the expansion of Fyffes farming activities in the pineapple and melon categories.

Operating profit

	2012 €’000	2011 €’000	Increase/ (Decrease) €’000	Increase/ (Decrease) %
Reconciliation of Adjusted EBITA
Profit before tax (above)	26,126	11,733	14,393	122.7
Adjustments
Share of Balmoral loss and impairment charge	—	5,856	(5,856)	NM (1)
Group share of tax charge of joint ventures	908	949	(41)	(4.3)
Amortization of intangibles (incl share of joint ventures)	2,217	2,939	(722)	(24.6)
Net financial expense	1,158	725	433	59.7
Net financial expense – share of joint ventures	133	228	(95)	(41.7)
Adjusted EBITA – Tropical Produce Division	30,542	22,430	8,112	36.2

(1)	NM — Percentages not considered meaningful.

Fyffes achieved a strong increase in operating profits in the year ended December 31, 2012, driven primarily by further operational efficiencies and organic growth, particularly in the banana category. Adjusted EBITA amounted to €30.5 million for the year ended December 31, 2012, an increase of €8.1 million, or 36.2%, as compared to €22.4 million for the year ended December 31, 2011.

Fyffes performed strongly in the banana category in the year ended December 31, 2012. The industry experienced continued cost inflation in the year, with higher fruit and fuel costs. In addition, there was a significant adverse movement in exchange rates in 2012 due the strength of the U.S. dollar, particularly relative to the euro. The impact of these negative factors was mitigated by the significant operational efficiencies Fyffes achieved in the year, including the reconfiguration of certain parts of its shipping logistics. Fyffes also achieved further organic growth in the banana category in the year ended December 31, 2012,

59

with new and existing customers, reflecting its service level capabilities and relative competitiveness. Market conditions were broadly favorable in 2012, particularly during the second half of the year in the weekly priced Continental market. Higher average selling prices were driven by a number of factors including higher costs, unfavorable exchange rates and supply constraints as a result of weather and other production issues in a number of key growing regions. Fyffes recognized an impairment charge of €2.8 million in 2012 against certain tropical production assets in the banana category.

In the pineapple category, Fyffes reported a small operating profit for the year ended December 31, 2012, slightly down from the previous year. Fyffes made some progress in the category in 2012, with volume growth in the mid-teens in percentage terms, combined with reductions in fruit and shipping costs. However, as in the banana category, exchange rates had a significant adverse impact in the year. In addition, trading conditions were less favorable in the second half of the year due to excess market volumes. Fyffes own pineapple plantations accounted for 42% of Fyffes total pineapple volumes in the year.

Fyffes melon operations delivered a strong underlying trading result in the year ended December 31, 2012, with continued volume growth as a result of the additional production assets acquired in the second half of 2011 and early 2012. Trading conditions were generally favorable in the 2011/12 U.S. import season, due to supply constraints and warmer winter weather. Revenues were strongly ahead as a result of the combination of volume growth, higher average prices and a translation benefit. Operating costs in the category were higher for the year ended December 31, 2012, as a result of increased shipping and fuel costs, with more fruit now being discharged on the West Coast and North East of the U.S., and higher production costs, including labor and depreciation.

Property Segment

Balmoral, in which Fyffes has a 40% stake, had not yet reported its 2012 results at the date of publication of Fyffes results for the year ended December 31, 2012. Fyffes share of Balmoral losses in 2011 amounted to €5.9 million, including an impairment provision to write down the carrying value of its investment to €50,000. Should Balmoral report additional losses, the maximum impact for Fyffes would be a further write down of its investment from €50,000 to €nil. If Balmoral reports profits, Fyffes could consider recognizing its share of such profits.

Total operating profit

The total operating profit, which is the Adjusted EBITA of €30.5 million less amortization charges and Fyffes share of joint ventures interest and tax, amounted to €27.3 million for the year ended December 31, 2012, compared to €12.5 million in the previous year (which included the €5.9 million Balmoral losses).

Financial expense

Net financial expense in Fyffes subsidiary companies amounted to €1.2 million for the year ended December 31, 2012, an increase of €0.4 million, or 59.7%, as compared to €0.7 million for the year ended December 31, 2011. Excluding non-cash interest costs of €0.7 million (2011: €1.1 million) relating to the discounting of deferred acquisition consideration and other provisions, cash interest expense amounted to €0.5 million for the year ended December 31, 2012 as compared to interest income of €0.4 million for the year ended December 31, 2011, reflecting lower average cash balances and lower interest rates year on year. Fyffes share of the net financial expense of its joint ventures was €0.1 million for the year ended December 31, 2012, a slight decrease as compared to €0.2 million for the year ended December 31, 2011.

Profit before tax

Profit before tax amounted to €26.1 million for the year ended December 31, 2012, an increase of €14.4 million, or 122.7%, as compared to €11.7 million for the year ended December 31, 2011, mainly reflecting the €8.1 million increase in Adjusted EBITA and the €5.9 million Balmoral losses and impairment charge reported in 2011.

Taxation

The provision for income tax in respect of 2012 amounted to €2.2 million, equivalent to a rate of 8.5%, compared to a provision of €1.1 million, equivalent to a rate of 9.3% in the prior year. A full reconciliation of the tax provision for the three years ended December 31, 2013 to the standard 12.5% corporation tax rate in Ireland is

60

provided in Note 6 of Fyffes audited financial statements included in the proxy statement/prospectus. The key movement giving rise to the €1.1 million increase in the tax provision in 2012 included a €1 million reduction in the benefit arising from differences in tax rates resulting from a change in the geographic mix of profits year on year.

Non-controlling interests

The non-controlling interests share of profit after tax amounted to €0.1 million for the year ended December 31, 2012, as compared to a credit of €0.2 for the year ended December 31, 2011.

Earnings per share

Calculation of Diluted EPS	2012 €’000	2011 €’000
Profit before tax	26,126	11,733
Statutory tax charge	(2,218)	(1,088)
Non-controlling interests	(126)	189
Earnings for calculation of Diluted EPS	23,782	10,834
Weighted average no. of shares (diluted)	297,390	322,952
Diluted EPS – cent	8.00	3.36

The calculation of diluted earnings per share is set out above. Diluted earnings per share amounted to €8.00 cents in the year ended December 31, 2012, compared to €3.36 cents in 2011, an increase of 138.1%, reflecting the 122.7% increase in profit before tax, the impact of Balmoral losses and impairment charges in 2011 and the positive impact of the shares repurchased in late 2011.

Liquidity and Capital Resources

Overview

At June 30, 2014 Fyffes had gross cash balances of €34.1 million which were held as short term deposits or in current accounts with a number of banks and in a number of currencies including Euro, Sterling and U.S. dollar. In addition, at June 30, 2014 Fyffes net cash balances amounted to €5.7 million compared to €1.4 million at June 30, 2013.

At December 31, 2013 Fyffes had gross cash balances of €31 million which were held as short term deposits or in current accounts with a number of banks and in a number of currencies including Euro, Sterling and U.S. Dollar. In addition, at December 31, 2013 Fyffes net cash balances amounted to €0.4 million compared to €8.6 million at December 31, 2012 and net debt of €1.2 million at December 31, 2011.

Fyffes policy is to have adequate committed undrawn facilities available at all times to cover unanticipated financing requirements. At June 30, 2014, Fyffes had in place (i) an approved borrowing facility of up to €50 million, comprising a €35 million five-year revolving credit facility and a €15 million one-year uncommitted revolving loan, (ii) a $9 million one-year term loan, (iii), €19.8 million in cash overdraft facilities and (iv) a receivables financing facility of €11.2 million which is repayable on demand. At June 30, 2014, there was €8 million drawn under the €35 million five-year revolving credit facility, €10 million drawn under the €15 million one-year uncommitted loan and the $9 million loan was drawn in full. €0.3 million and €nil were drawn under Fyffes overdraft facilities and Fyffes receivables financing facility, respectively.

In addition, at June 30, 2014, Fyffes obligations under its finance leases amounted to €3.3 million. See “Contractual Obligations and Off-Balance Sheet Arrangements “below. Other than its finance lease obligations, virtually all other bank debt and cash balances are subject to variable interest rates.

Fyffes believes that its existing cash balances, committed facilities and the cash expected to be generated through its operating activities will be sufficient to fund its operations for the next year. This assumption could prove to be wrong if other factors, such as unexpectedly difficult trading conditions, adversely impact its ability to generate cash.

61

Cash Flows

	Unaudited	Unaudited	Audited	Audited	Audited
	Six months ended June 30		Year ended December 31
	2014 €’000	2013 €’000	2013 €’000	2012 €’000	2011 €’000
Cash flows from operating activities	20,139	19,046	27,852	25,112	2,748
Cash flows used in investing activities	(10,013)	(22,060)	(28,561)	(6,829)	(20,463)
Cash flows (used in)/from financing activities	(2,221)	8,366	(7,194)	(3,638)	(3,180)
Net (decrease)/increase in cash and cash equivalents	7,905	5,352	(7,903)	14,645	(20,895)

Cash Flow from Operating Activities

Net cash generated by operating activities was 6% higher at €20.1 million for the six months ended June 30, 2014 compared to the six months ended June 30, 2013.

Cash flows from operating activities in the six months ended June 30, 2014 and 2013 mainly comprised Fyffes operating profits, adjusted for non-cash items, including depreciation and amortization, and Fyffes share of profits of joint ventures and associate, less tax and interest payments, pension contributions in excess of the relevant charge in the income statement and movements in working capital. The six months ended June 30, 2014 also included an adjustment for a non-cash accrual of €4.3 million for estimated professional fees and related costs incurred to date in connection with the proposed merger of Fyffes and Chiquita Brands International, Inc.

Net cash provided from operating activities increased €2.7 million to €27.9 million for the year ended December 31, 2013 compared to €25.1 million for the year ended December 31, 2012 and €2.7 million for the year ended December 31, 2011.

Cash flows from operating activities in the years ended December 31, 2013, 2012 and 2011 mainly comprised Fyffes operating profits, adjusted for non-cash items, including depreciation and amortization, and Fyffes share of profits of joint ventures and associates, less tax and interest payments, pension contributions in excess of the relevant charge in the Income Statement and movements in working capital. Fyffes invested significantly in working capital in 2012 and 2011 ( €12.1 million and €17.7 million respectively) to fund the strong organic growth in the business in those years. In 2013, the investment in working capital was largely funded through receivables financing rather than Fyffes own cash resources.

Cash Flow used in Investing Activities

Net cash used in investing activities decreased by €12.0 million to €10.0 million for the six months ended June 30, 2014 compared to €22.1 million for the six months ended June 30, 2013.

Cash flows used in investing activities in the six months ended June 30, 2014 and 2013 mainly comprised the acquisition of property, plant and equipment, deferred acquisition consideration payments, and investment in joint ventures. The significant decrease in cash flows used in investing activities in the six months ended June 30, 2014 compared to the six months ended June 30, 2013 reflected a high level of expenditure in the 2013 period on property, plant and equipment ( €9.2 million and €14.0m in 2014 and 2013, respectively), including the purchase of a new pineapple farm in Costa Rica, and deferred consideration
(€0.8 million in 2014 and €7.9m in 2013), including in respect of the purchase of the final 20% of the Sol melon business in the U.S.

Net cash used in investing activities increased €21.7 million to €28.6 million for the year ended December 31, 2013 compared to €6.8 million for the year ended December 31, 2012 and €20.5 million for the year ended December 31, 2011.

Cash flows used in investing activities in the years ended December 31, 2013, 2012 and 2011 mainly comprised the acquisition of property, plant and equipment, deferred acquisition consideration payments, the acquisition of subsidiaries and investment in joint ventures. The significant increase in cash flows used in investing activities in 2013 reflected a high level of expenditure on property, plant and equipment in 2013,

62

amounting to €18.6 million compared to €6.3 million in 2012, including the purchase of a new pineapple farm in Costa Rica. In addition Fyffes made deferred consideration payments of €9.6 million in 2013 including in respect of the purchase of the final 20% of the Sol melon business in the U.S.

Cash flows used in investing activities in 2011 were €13.6 million higher than in 2012 due to deferred consideration payments of €10.4 million in 2011 compared to €1.0 million in 2012 and due to investment of €5.4 million in 2011 in new joint ventures and subsidiaries with no equivalent expenditure in 2012.

Cash Flows used in Financing Activities

Net cash used in financing activities increased €10.6 million to €2.2 million for the six months ended June 30, 2014 compared to €8.4 million provided from financing activities for the six months ended June 30, 2013. Cash flows used in financing activities in the six months ended June 30, 2014 and 2013 mainly comprised drawings on borrowing facilities, which amounted to €13 million in 2013 compared to €3.0 million in 2014.

Net cash used in financing activities increased €3.6 million to €7.2 million for the year ended December 31, 2013 compared to €3.6 million for the year ended December 31, 2012 and €3.2 million for the year ended December 31, 2011.

Cash flows used in financing activities in the years ended December 31, 2013, 2012 and 2011 mainly comprised dividend payments to Fyffes equity shareholders ( €6.2 million, €5.9 million and €5.9 million respectively) and, in 2011, €12.7 million spent on the repurchase of its own stock, less drawings on its borrowing facilities, which amounted to €3 million in 2012 and €16 million in 2011 but a €0.1 million repayment of borrowings in 2013.

Research and Development

Fyffes has no significant research and development activities.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

The following table presents Fyffes contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Contractual obligations:
Long-term debt Obligations	0.2	0.1	0.1	—	—
Capital (Finance) Lease Obligations	3.1	1.0	2.1	0.1
Operating Lease Obligations	9.7	3.5	4.4	1.6	—
Purchase Obligations	398.4	398.4	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	2.8	—	2.8	—	—
Provisions	5.6	3.5	0.8	0.7	0.6
Total contractual obligations	419.8	406.5	10.2	2.4	0.6

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligations above comprise the cost of third party fruit to be purchased in the year ended December 31, 2014 plus the costs of Fyffes contracted shipping arrangements (with 2014 being the final year of Fyffes existing three year agreements). Fyffes finance lease obligations of €3.1 million relate mainly to shipping containers used in its melon business. Fyffes operating lease obligations relate mainly to leases of properties Fyffes uses in the business. Other long term liabilities mainly relate to amounts payable to former

63

shareholders of certain subsidiary companies. Provisions of €5.6 million comprise, €2.9 million deferred acquisition consideration and a legal obligation of €2.6 million owed to the trustee of the Merchant Navy Officers Pension scheme in the UK. This table does not include Fyffes obligations under the various defined benefit pension schemes it operates for certain employees. Full details in relation to the assets and liabilities of these schemes, which had an aggregate net deficit of €28.2 million at December 31, 2013, are included in Note 25 of the audited group financial statements included in the proxy statement/prospectus.

Off-Balance Sheet Arrangements

Other than the operating lease and purchase commitments disclosed in the table above, Fyffes has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Fyffes multinational operations expose it to different financial risks including foreign exchange rate risks, credit risks, liquidity risks and interest rate risks. These market risks may adversely affect Fyffes results of operations and financial condition. Fyffes has a risk management program in place which seeks to limit the impact of these risks on its financial performance as explained below. Fyffes has determined policies for managing these risks in a non-speculative manner. Additional information in relation to these risks, including relevant sensitivity analyses, is provided in Note 28 of the audited group financial statements, presented in the proxy statement/prospectus.

Foreign exchange risk

While a significant portion of Fyffes distribution and marketing businesses are based in Eurozone economies, Fyffes also has significant operations in the UK and, as a result, the consolidated balance sheet is exposed to Sterling currency fluctuations. In addition, Fyffes has substantial production and procurement operations in Central and South America and selling and distribution businesses in the U.S. Fyffes has large transactional currency risk as a significant portion of costs, particularly cost of fruit, shipping and fuel, are routinely denominated in U.S. Dollars. Fyffes uses forward foreign exchange contracts and, from time to time, options to hedge some of its U.S. Dollar risk, virtually all currently with a maturity of less than one year from the year end other than a small portion of forward cover in place for 2015. The percentage of estimated future purchases that are hedged can vary at any point in time and depends on prevailing market conditions. These currency risks are monitored by Fyffes Treasury Committee on an ongoing basis and managed as deemed appropriate by utilizing a combination of spot and forward currency contracts and foreign currency options. Fyffes does not enter into spot or forward contracts on a speculative basis.

At June 30, 2014, Fyffes had forward currency purchase contracts in place representing 87% of its forecast U.S. dollar purchases for the remainder of 2014 and 5% for 2015. At December 31, 2013, Fyffes had forward currency purchase contracts in place representing 49% (2012: 29%) of its forecasted U.S. Dollar purchases for 2014 and 0.5% for 2015. These hedging contracts were marked to market at each period end, and were included in Fyffes balance sheet at that date.

Hedging Instruments

Fyffes carries hedging instruments at fair value on its consolidated balance sheets. The fair value of the currency hedge portfolio was a net liability of €3.9 million and €2.0 million at December 31, 2013 and 2012, respectively (including net liabilities of €0.2 million at December 31, 2012 related to the fair value of bunker fuel forward contracts) and a net liability of €3.5 million at June 30, 2014. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the currency hedge portfolio of approximately €21.3 million at December 31, 2013 and approximately €18.8 million at June 30, 2014. However, Fyffes expects that any loss on these hedges would be offset by a decrease in the euro realization of the underlying dollar denominated costs. More details on our approach to hedging its currency risks and the accounting treatment applied in respect of these financial instruments are set out in Note 28 of the audited group financial statements, presented in the proxy statement/prospectus.

Credit and liquidity risk

Fyffes has detailed procedures for monitoring and managing the credit risk related to its trade receivables, including the use of credit limits, together with weekly reporting and review by senior management of all

64

trade receivables. There is no significant concentration of risk in a small number of customers and its bad debt experience is relatively good. Cash and short term bank deposits are usually invested with institutions of the highest credit rating, or state guaranteed institutions, with limits on amounts held with individual banks or institutions at any one time. It is also Fyffes policy to have adequate committed undrawn facilities available at all times to cover unanticipated financing requirements. The maximum exposure to credit risk is represented by the carrying amount of the financial assets on Fyffes balance sheet. An aging of Fyffes trade and other receivables and related impairment provisions is set out in Note 28 of the group financial statements presented in the proxy statement/prospectus.

Interest rate risk

Fyffes balance sheet contains both interest bearing assets and interest bearing liabilities. At December 31, 2013, Fyffes had gross cash balances of €31 million (2012: €38.4 million and 2011: €25.4 million) and gross debt of €30.6 million (2012: €29.8 million and 2011: €26.6 million). At June 30, 2014, Fyffes had gross cash balances of €34.1 million and gross debt of €28.4 million. In general, Fyffes approach to managing interest rate exposure is to maintain the majority of cash, short term bank deposits and interest bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements while being able to benefit from opportunities due to movements in longer term rates. More details of the interest rate profile of Fyffes interest bearing financial instruments and a related sensitivity analysis are set out in Note 28 of the group financial statements presented in the proxy statement/prospectus. Further details on Fyffes debt instruments, including a sensitivity analysis, are set out below.

Debt Instruments

Fyffes had floating rate debt of €27.4 million and €26.7 million at December 31, 2013 and 2012, respectively and €25.1 million at June 30, 2014. Fyffes had floating rate cash and cash equivalents of €31.0 million and €38.4 million at December 31, 2013 and 2012, respectively and €34.1 million at June 30, 2014. If these balances were constant through-out the respective periods a 0.50% increase in interest rates would have resulted in no material change in pre-tax income for the year ended December 31, 2013 or for the six months ended June 30, 2014.

65

UPDATE TO SELECTED HISTORICAL FINANCIAL DATA OF CHIQUITA

Chiquita is providing you with the following financial information to assist you in your analysis of the financial aspects of the merger and the scheme. Chiquita derived the financial information as of and for the fiscal years ended December 31, 2009 through December 31, 2013 from its historical audited financial statements for the fiscal years then ended and for the six months ended June 30, 2014 and 2013 from its historical unaudited financial statements for the periods then ended. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Chiquita and the related notes, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual report on Form 10-K for the year ended December 31, 2013 and the quarterly report on Form 10-Q for the quarter and six months ended June 30, 2014 that Chiquita previously filed with the SEC and that are incorporated by reference into the proxy statement/prospectus and this supplement. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Update to Where You Can Find More Information” beginning on page 87 of this supplement.

	Six months ended June 30, (Unaudited)		Years Ended December 31,
(in millions, except per share amounts)	2014	2013	2013	2012	2011	2010	2009
FINANCIAL CONDITION
Working capital	$219	$287	$221	$200	$321	$397	$355
Capital expenditures	25	21	49	53	76	66	68
Total assets	1,681	1,735	1,659	1,698	1,938	2,067	2,045
Capitalization:
Short-term debt	5	3	2	65	17	20	18
Long-term debt	632	599	629	541	556	614	638
Shareholders’ equity	376	415	374	370	800	740	660
OPERATIONS
Net sales	$1,588	$1,586	$3,057	$3,078	$3,139	$3,227	$3,470
Operating income (loss)(1)	37	66	50	(254)	34	108	147
Income (loss) from continuing operations(1)	(7)	33	(16)	(403)	57	61	91
(Loss) income from discontinued operations, net of income tax	—	—	—	(2)	—	(3)	(1)
Net income (loss)(1)	(7)	33	(16)	(405)	57	57	90
SHARE DATA
Shares used to calculate net income (loss) per common share – diluted	46.9	47.2	46.6	46.1	46.3	45.9	45.2
Net income (loss) per common share – diluted:
Continuing operations	$(0.14)	$0.71	$(0.34)	$(8.75)	$1.23	$1.32	$2.02
Discontinued operations	—	—	—	(0.04)	—	(0.07)	(0.02)
	$(0.14)	$0.71	$(0.34)	$(8.79)	$1.23	$1.25	$2.00
Dividends declared per common share	$—	$—	$—	$—	$—	$—	$—

(1)	2012 includes $180 million ($171 million after-tax) of goodwill and trademark impairment in the Salads and Healthy Snacks segment. 2012 also includes $130 million of income tax expense related to establishing a valuation allowance for U.S. deferred tax assets. 2011 includes an $87 million income tax benefit for releasing valuation allowances for U.S. deferred tax assets.

66

UPDATE TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)

Introduction

The following unaudited pro forma condensed combined financial information is presented to illustrate the proposed combination of Fyffes and Chiquita (the “combination”), which was announced on March 10, 2014 and amended on September 25, 2014. As a result, each of Chiquita and Fyffes will be a subsidiary of ChiquitaFyffes Limited, a newly formed holding company. The unaudited pro forma condensed combined balance sheet as of June 30, 2014 and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2014 and the year ended December 31, 2013 are based upon, derived from, and should be read in conjunction with the historical unaudited and audited financial statements of Chiquita, which are available in Chiquita’s Form 10-Q for the six months ended June 30, 2014 and Form 10-K for the year ended December 31, 2013, respectively, and incorporated by reference in this supplement and the historical audited and unaudited financial statements of Fyffes for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, included in the proxy statement/prospectus and this supplement, respectively. Chiquita’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, Fyffes historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Fyffes historical audited and unaudited financial statements were reconciled to U.S. GAAP and these IFRS to U.S. GAAP adjustments are reflected in the “U.S. GAAP” adjustments column below and discussed in the accompanying notes. For pro forma purposes, Fyffes historical audited and unaudited financial statements, IFRS to U.S. GAAP and pro forma adjustments were translated from euros to U.S. dollars using the period-end rate of $1.3645 per euro for the unaudited condensed combined balance sheet as of June 30, 2014 and the weighted average of the monthly average rates, during the six months ended June 30, 2014 and the year ended December 31, 2013, of $1.3645 per euro and $1.3304 per euro, respectively, for the unaudited condensed combined statements of income.

The historical audited and unaudited financial statements of Chiquita and Fyffes have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of income, expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the combination as if it occurred on June 30, 2014 and the unaudited condensed combined statements of income give effect to the combination as if it happened on January 1, 2013.

The combination of Fyffes and Chiquita will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”), with Chiquita selected as the accounting acquirer under this guidance. Refer to Note 3 for further details surrounding the combination.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Fyffes identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market based assumptions were used which will be updated upon completion of the combination. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary review of IFRS to U.S. GAAP differences and related accounting policies has been completed based on information

67

made available to date. However, following the consummation of the combination, management will conduct a final review. As a result of that review, management may identify differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that ChiquitaFyffes will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related costs.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited and unaudited consolidated financial statements of both Chiquita and Fyffes.

68

ChiquitaFyffes Limited

Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2014

(in thousands)		Fyffes
	Historic Chiquita	Historic euro, IFRS IASB	US GAAP Adjustments euro,	Notes – 4(A)	Historic US GAAP, euro	Historic US GAAP, US$	Pro Forma Adjustments	Notes – 4(B)	Pro Forma Combined
ASSETS
Current assets:
Cash and equivalents	$54,513	34,069	—		34,069	$46,488	$—		$101,001
Trade receivables, less allowance	271,895	80,683	—		80,683	110,093	(21,555)	(2), (3)	360,433
Other receivables, net	60,575	—	—		—	—	9,145	(2), (3)	69,720
Inventories	211,311	37,045	1,377	(1)	38,422	52,428	259	(1)	263,998
Biological assets	—	1,377	(1,377)	(1)	—	—	—		—
Prepaid expenses	39,139	—	—		—	—	11,268	(2)	50,407
Other current assets	7,396	575	1,803	(2)	2,378	3,245	—		10,641
Total current assets	644,829	153,749	1,803		155,552	212,254	(883)		856,200
Property, plant & equipment, net	399,862	85,728	—		85,728	116,977	1,637	(1)	518,476
Investments and other assets, net	109,747	57,115	(1,912)	(2)	55,203	75,326	—		185,073
Trademarks	426,085	2,126	—		2,126	2,901	35,387	(1)	464,373
Goodwill	18,095	20,239	(2,089)	(3)	18,150	24,766	197,054	(1)	239,915
Other intangible assets, net	82,229	—	—		—	—	50,401	(1)	132,630
Total assets	$1,680,847	318,957	$(2,198)		$316,759	$432,224	$283,596		$2,396,667
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$4,610	26,110	—		26,110	$35,628	$—		$40,238
Accounts payable	251,579	68,300	—		68,300	93,197	(46,868)	(2), (3)	297,908
Accrued liabilities	169,261	10,462	372	(2)	10,834	14,783	56,093	(2), (3)	240,137
Total current liabilities	425,450	104,872	372		105,244	143,608	9,225		578,283
Long-term debt and capital lease obligations, net of current portion	632,492	2,270	—		2,270	3,097	—		635,589
Accrued pension & other employee benefits	80,274	37,387	—		37,387	51,015	—		131,289
Deferred tax liabilities	106,784	3,310	(481)	(2)	2,829	3,860	11,291	(1)	121,935
Other liabilities	59,593	14,843	—		14,843	20,254	—		79,847
Total liabilities	1,304,593	162,682	(109)		162,573	221,834	20,516		1,546,943
Shareholders' equity
Common stock	469	19,544	—		19,544	26,668	(26,328)	(1)	809
Capital surplus	843,082	99,105	—		99,105	135,231	340,646	(1)	1,318,959
Accumulated earnings (deficit)	(446,678)	36,101	(2,089)	(3)	34,012	46,410	(51,238)	(1)	(451,506)
Accumulated other comprehensive loss	(20,619)	—	—		—	—	—		(20,619)
	376,254	154,750	(2,089)		152,661	208,309	263,080		847,643
Non-controlling interest	—	1,525	—		1,525	2,081	—		2,081
Total shareholders' equity	376,254	156,275	(2,089)		154,186	210,390	263,080		849,724
Total liabilities and shareholders' equity	$1,680,847	318,957	$(2,198)		$316,759	$432,224	$283,596		$2,396,667

69

ChiquitaFyffes Limited

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2014

		Fyffes
(in thousands, except per share data)	Historic Chiquita	Historic euro, IFRS IASB	US GAAP Adjustments euro,	Notes – 5(A)	Historic US GAAP, euro	Historic US GAAP, US$	Pro Forma Adjustments	Notes – 5(B)	Pro Forma Combined
Net sales	$1,587,837	490,240	—		490,240	$668,932	$(5,944)	(5)	$2,250,825
Cost of sales	(1,401,559)	(428,550)	(6,138)	(1), (2)	(434,688)	(593,132)	5,685	(5), (6)	(1,989,006)
Combination costs	—	(8,264)	—		(8,264)	(11,276)	11,276	(1)	—
Distribution	—	(13,100)	13,100	(1)	—	—	—		—
SG&A	(117,558)	—	(23,327)	(1), (2)	(23,327)	(31,830)	6,137	(1), (2)	(143,251)
Administration	—	(19,577)	19,577	(1)	—	—	—		—
Depreciation	(26,588)	—	(3,718)	(1)	(3,718)	(5,073)	(117)	(3)	(31,778)
Amortization	(4,683)	—	—		—	—	(3,335)	(3)	(8,018)
Equity in earnings of investees	332	1,454	—		1,454	1,984	—		2,316
Relocation and restructuring	(460)	—	—		—	—	—		(460)
Other operating income/(expense), net	—	342	(342)		—	—	—		—
Operating income (loss)	37,321	22,545	(848)		21,697	29,605	13,702		80,628
Interest income	1,305	—	62	(1)	62	85	—		1,390
Interest expense	(30,767)	—	(293)	(1)	(293)	(400)	—		(31,167)
Financial expense, net	—	(314)	314	(1)	—	—	—		—
Loss on debt extinguishment	(521)	—	—		—	—	—		(521)
Other income (expense), net	(4,136)	—	(1,245)	(1), (2)	(1,245)	(1,699)	113	(4)	(5,722)
Income (loss) from continuing operations before income taxes	3,202	22,231	(2,010)		20,221	27,591	13,815		44,608
Income taxes	(9,969)	(3,486)	106	(2)	(3,380)	(4,612)	529	(2), (3)	(14,052)
Net income (loss)	(6,767)	18,745	(1,904)		16,841	22,979	14,344		30,556
Net earnings attributable to noncontrolling interests	—	186	—		186	254	—		254
Net earnings attributable to common shareholders	$(6,767)	18,559	(1,904)		16,655	$22,725	$14,344		$30,302
Weighted-average number of common shares outstanding
Basic	46,883	297,660			297,660			(8)	80,013
Diluted	46,883	303,211			303,211			(8)	81,790
Net earnings attributable to common shareholders, per common share
Basic	$(0.14)	0.06			0.06				$0.38
Diluted	$(0.14)	0.06			0.05				$0.37

70

ChiquitaFyffes Limited

Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2013

		Fyffes
(in thousands, except per share data)	Historic Chiquita	Historic euro, IFRS IASB	US GAAP Adjustments euro,	Notes – 6(A)	Historic US GAAP, euro	Historic US GAAP, US$	Pro Forma Adjustments	Notes – 6(B)	Pro Forma Combined
Net sales	$3,057,482	835,753	—		835,753	$1,111,886	$(13,653)	(5)	$4,155,715
Cost of sales	(2,708,428)	(741,223)	(14,006)	(1), (2)	(755,229)	(1,004,757)	12,346	(1), (5)	(3,700,839)
Distribution	—	(26,325)	26,325	(1)	—	—	—		—
SG&A	(234,773)	—	(46,621)	(1), (2)	(46,621)	(62,025)	(3,275)	(2)	(300,073)
Administration	—	(38,861)	38,861	(1)	—	—	—		—
Depreciation	(55,915)	—	(7,362)	(1)	(7,362)	(9,794)	(227)	(3)	(65,936)
Amortization	(9,366)	—	(1,333)	(1)	(1,333)	(1,773)	(6,503)	(3)	(17,642)
Equity in earnings of investees	258	1,563	—		1,563	2,079	—		2,337
Relocation and restructuring	(480)	—	—		—	—	—		(480)
Recovery of grower receivables, net	1,067	—	—		—	—	—		1,067
Other operating income/(expense), net	—	(932)	932	(1)	—	—	—		—
Operating income (loss)	49,845	29,975	(3,204)		26,771	35,616	(11,312)		74,149
Interest income	2,856	—	96	(1)	96	128	—		2,984
Interest expense	(61,144)	—	(788)	(1)	(788)	(1,048)	—		(62,192)
Financial expense, net	—	(1,296)	1,296	(1)	—	—	—		—
Loss on debt extinguishment	(6,275)	—			—	—	—		(6,275)
Other income (expense), net	3,522	—	(1,531)	(1), (2)	(1,531)	(2,037)	1,057	(4)	2,542
Income (loss) from continuing operations before income taxes	(11,196)	28,679	(4,131)		24,548	32,659	(10,255)		11,208
Income taxes	(4,619)	(2,535)	(461)	(2)	(2,996)	(3,985)	1,135	(1), (2), (3)	(7,469)
Net income (loss)	(15,815)	26,144	(4,592)		21,552	28,764	$(9,120)		3,739
Net earnings attributable to noncontrolling interests	—	524	—		524	697	—		697
Net earnings attributable to common shareholders	$(15,815)	25,620	(4,592)		21,028	$27,977	$(9,120)		$3,042
Weighted-average number of common shares outstanding
Basic	46,577	297,554			297,554			(8)	79,695
Diluted	46,577	301,078			301,078			(8)	80,854
Net earnings attributable to common shareholders, per common share
Basic	$(0.34)	0.09			0.07				$0.04
Diluted	$(0.34)	0.09			0.07				$0.04

71

1. Description of Transaction

As described more fully elsewhere in this supplement and in the proxy statement/prospectus, on March 10, 2014, Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub entered into a transaction agreement, which was amended on September 25, 2014. Pursuant to the transaction agreement, Chiquita will combine with Fyffes (the “combination”), Fyffes will become a wholly owned subsidiary of ChiquitaFyffes by means of the scheme and, immediately following implementation of the scheme, Merger Sub will merge with and into Chiquita pursuant to the merger, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes. Under the terms of the amended transaction agreement, Fyffes shareholders will receive 0.1113 of a ChiquitaFyffes ordinary share for each Fyffes share they hold and, upon completion of the combination, will own approximately 40.4% of ChiquitaFyffes ordinary shares, on a fully diluted basis. Chiquita shareholders will also become shareholders of ChiquitaFyffes and receive one ChiquitaFyffes ordinary share for each Chiquita share that they hold and, upon completion of the combination, will own approximately 59.6% of ChiquitaFyffes ordinary shares, on a fully diluted basis. See “The Combination” beginning on page 59.

The combination values the entire issued and to be issued share capital of Fyffes at approximately $476,217 (€371,261) at a closing share price of $14.00 on September 25, 2014 (the most practicable date used for preparation of the pro forma condensed combined financial information) and an exchange rate of $1.2827 per euro. The value of the consideration that Fyffes shareholders will receive when the combination is completed will ultimately be based on the closing date share price of Chiquita stock on the closing date of the combination, and could materially change.

2. Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management has performed a preliminary review and comparison of Fyffes IFRS accounting policies with Chiquita’s U.S. GAAP accounting policies. Identified differences to date are reflected in the unaudited pro forma condensed combined financial information and notes hereto. Following the consummation of the combination, management will conduct a final review of Fyffes accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of Fyffes statement of income or reclassification of assets or liabilities to conform to Chiquita’s accounting policies and classifications or are required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

3. Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Chiquita and Fyffes. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (“ASC 820”). Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company’s future consolidated financial statements.

ASC 805 requires that an accounting acquirer be identified and in the combination, Chiquita was selected as the accounting acquirer. This determination was based on the ownership percentages of ChiquitaFyffes described above, as well as an evaluation of the other factors provided for in ASC 805, the most determinative factors supporting the preliminary conclusion being the terms of the exchange of equity interests, with Chiquita paying a premium over the precombination fair value of Fyffes and the relative size (total revenues, total assets, equity market cap and total EBITDA) of Chiquita compared to Fyffes. ChiquitaFyffes was not

72

selected as the accounting acquirer since it has not conducted any activities other than those incident to its formation, the execution of the transaction agreement and the preparation of various filings made in connection with the proposed combination.

The transaction agreement is dated March 10, 2014 and was amended on September 25, 2014. For pro forma purposes, the valuation of consideration transferred is based on the outstanding common shares of Fyffes, plus stock options expected to vest on or before the closing date, Chiquita’s closing share price of $14.00 on September 25, 2014, the most practicable date used for preparation of the pro forma condensed combined financial information. The value of the consideration that Fyffes shareholders will receive when the combination is completed will ultimately be based on the closing date share price of Chiquita stock on the final date of the combination, which could materially change.

The following table represents the preliminary purchase price calculation (in thousands, except price per share and ratio data, total amounts may not recalculate due to rounding):

Fyffes outstanding common shares	297,660
Fyffes fully vested stock options	7,960
Fyffes outstanding shares, plus vested stock options	305,620
Exchange ratio	0.1113
ChiquitaFyffes exchanged common stock issued to Fyffes shareholders’	34,015
Price per share	$14.00
Total estimated purchase consideration	$476,217

In addition to the 7,960 fully vested Fyffes stock options in the table above, there are a further 3,864 Fyffes stock options which pre-combination would have vested on October 2, 2015 if certain performance conditions were met. For pro forma financial information purposes only, it is assumed that the original performance condition would not be met prior to the close of the combination. As a result, no fair value has been attributed to these options in the estimated purchase consideration in accordance with ASC 718, “Compensation — Stock Compensation” since the performance condition is not expected to be met prior to the combination. However, in accordance with the transaction agreement, at the closing of the combination at the discretion of Chiquita and Fyffes, these stock options will be converted into ChiquitaFyffes options, the performance-based condition in respect of these options will be deemed satisfied and such options will remain subject to any outstanding time-based vesting. As such, these stock options will be accounted for as compensation expense of ChiquitaFyffes post-combination. Pro forma compensation expense adjustments of $641 and $1,282 have been recorded in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013, respectively (See footnote 5(B)(2)). These unvested options are expected to result in the issue of a further 430 ChiquitaFyffes shares when vested based on the exchange ratio above. This is subject to change based upon the ultimate timing of the combination closing date. If the closing of the combination was beyond the performance condition date and the conditions were met, this would result in additional purchase consideration of approximately $6,020 (and corresponding increase in Goodwill) for a total purchase consideration of $482,237.

To the extent necessary to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options, related to the fully vested stock options as is necessary to prevent that from occurring. In the event of any such cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes. This will not impact the estimated purchase price consideration as the fully vested stock options are reflected as outstanding shares. However, this may require cash payments if it is necessary to cancel a portion of the Fyffes stock options in accordance with this scheme. At this time no cancellations or cash payments are expected, and, therefore, no adjustment has been reflected in the unaudited pro forma condensed combined balance sheet.

73

The following provides sensitivities to changes in the purchase price due to changes in Chiquita’s share price (total amounts may not recalculate due to rounding):

(in thousands except per share data)	Price per Chiquita Share	Fyffes Exchanged Shares	Total Purchase Price Consideration
September 25, 2014	14.00	34,015	$476,217
Decrease of 10%	12.60	34,015	428,595
Increase of 10%	15.40	34,015	523,838

The following represents the calculation of goodwill and the allocation of the total purchase price based on management’s preliminary valuation (in thousands, total amounts may not recalculate due to rounding):

Total estimated purchase price consideration	$476,217
Fair value of non-controlling interest	2,081
478,298
Fair value of net assets acquired and liabilities assumed	256,478
Goodwill	$221,820
Current assets	212,513
Property, plant and equipment	118,614
Investments in joint ventures	75,326
Trademarks	38,288
Customer relationships	50,401
Current liabilities	(149,147)
Non-current liabilities	(89,517)
Fair value of net assets acquired and liabilities assumed	256,478
Goodwill	221,820
Non-controlling interests	(2,081)
Total estimated purchase price consideration	$476,217

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30, 2014

(A) Adjustments and reclassifications from IFRS to U.S. GAAP

Fyffes historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Therefore, the following adjustments and reclassifications were reflected to convert the balance sheet from IFRS to U.S. GAAP.

(1)	Inventories/Biological assets — Biological assets represent agricultural produce due for harvest on farms. Certain of Fyffes subsidiaries are involved in the production of fresh produce (melons and pineapples) and the biological assets include the agricultural produce due for harvest on the various plantations. In accordance with IFRS, biological assets are carried at fair value and classified as biological assets on the balance sheet. Once the produce is harvested, it is classified as inventory. Under U.S. GAAP biological assets are referred to as growing crops and classified as inventory and carried at the lower of cost or market. Biological assets of $1,879 (1,377 euro) have been reclassified to inventory to conform to U.S. GAAP classification.

Additionally, at June 30, 2014 Fyffes recorded a write-down of inventory to market value which is appropriate under U.S. GAAP, therefore, no IFRS to U.S. GAAP adjustment was necessary.

(2)	Deferred taxes — All deferred tax balances are presented as non–current in Fyffes historical IFRS financial statements. U.S. GAAP requires that deferred tax balances be presented as current and non-current, and also requires deferred income tax assets and liabilities to be netted on an individual jurisdiction basis, which is not required under IFRS. As a result, certain reclassifications have been made to conform to U.S. GAAP presentation.

74

(3)	Goodwill — During 2013 and 2014 Fyffes recorded $2,850 (2,089 euro) as an increase to goodwill and the associated deferred contingent consideration liability in connection with a previous acquisition. Under U.S. GAAP this adjustment would have been recorded as an expense in the statement of income and an increase in the contingent consideration liability. As such, an IFRS to U.S. GAAP adjustment has been reflected to reduce goodwill.

(B) Pro Forma Adjustments

The following table and subsequent notes describe the pro forma adjustments, reclassifications made to Fyffes’ historical financial statements to conform to Chiquita’s classification and presentation and the elimination of historical transactions between Chiquita and Fyffes.

	Pro Forma
(amounts in thousands US$, total amounts may not recalculate due to rounding)	Adjustments(1)		Reclassifications(2)		Eliminations(3)	Total
ASSETS
Current assets:
Trade receivables, less allowance	$—		$(20,413	)(a)	$(1,142)	$(21,556)
Other receivables, net	—		9,145	(a)	—	9,145
Inventories	259	(a)	—		—	259
Prepaid expenses	—		11,268	(a)	—	11,268
Total current assets	259		—		(1,142)	(883)
Property, plant & equipment, net	1,637	(b)	—		—	1,637
Trademarks	35,387	(c)	—		—	35,387
Goodwill & intangible assets	197,054	(d)	—		—	197,054
Other intangible assets, net	50,401	(c)	—		—	50,401
Total assets	$284,738		$—		$(1,142)	$283,596
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$—		$(45,725	)(b)	$(1,142)	$(46,868)
Accrued liabilities	10,368(a),(e)		45,725	(b)	—	56,093
Total current liabilities	10,368		—		(1,142)	9,225
Deferred tax liabilities	11,291(b), (c)		—		—	11,291
Total liabilities	21,658		—		(1,142)	20,516
Shareholders' equity
Common stock	(26,328	)(f)	—		—	(26,328)
Capital surplus	340,646	(f)	—		—	340,646
Accumulated earnings (deficit)	(51,238	)(f)	—		—	(51,238)
Total shareholders' equity	263,080		—		—	263,080
Total liabilities and shareholders' equity	$284,738		$—		$(1,142)	$283,596

(1)	Pro Forma Adjustments
(a)	Inventories — To estimate the fair value of inventory, estimates of selling price, less cost to sell were considered, which resulted in a fair value adjustment to inventories of $259. Deferred tax liabilities of $33 were recognized in accrued liabilities in connection with the inventory fair value adjustment, based on an applicable statutory tax rate of 12.5%.
(b)	Property, plant and equipment — Under IFRS and Fyffes accounting policy, land and buildings are recognized at fair value, less depreciation and plant and equipment are stated at cost less depreciation. Fyffes has not taken any fair value adjustments to its land and buildings all which have been acquired in the relatively recent past, therefore, no IFRS to U.S. GAAP adjustments were required. The basis on which Fyffes determined the fair value of its property assets is set out in
75

detail in note 9 of its audited financial statements which are included in the proxy statement/prospectus (pages F-27 to F-29). The estimated fair value of property, plant and equipment of Fyffes is $118,614, which reflects a fair value adjustment of $1,637, primarily in respect of plant and equipment. These estimated fair values for plant and equipment, were based upon depreciated replacement cost methodology, are considered preliminary and are subject to change upon completion of our valuation process. Depreciated replacement cost for the major items of plant and equipment was estimated by reference to recent comparable purchases of similar equipment, adjusted to reflect the remaining useful lives of the existing assets. Management has initially estimated the useful lives of 5 – 30 years for cultivations, 10 – 40 years for buildings and improvements and 3 – 15 years for machinery and equipment. Deferred tax liabilities of $205 were recognized in connection with the fair value adjustment, based on an applicable statutory tax rate of 12.5%.
(c)	Intangible assets — Reflects the fair value adjustments related to identifiable intangible assets, which included the Fyffes historical trademarks value of $2,901 and the trademark fair market value adjustment of $35,387 for a total fair value of $38,288 and customer relationships of $50,401 (Other intangible assets, net). The Fyffes trademarks represent an indefinite lived intangible asset and are not amortized but tested for impairment on an annual basis. The estimated fair value of the Fyffes trademarks were prepared using an income valuation approach and the relief-from-royalty method, which utilizes assumptions related to revenue growth rate, profit margins by product category and geographic location discount rate and royalty rate.

The estimated fair value of the customer relationships was prepared using an income valuation approach and a multi-period excess earnings method, which utilizes assumptions related to earnings growth rate, profit margins by product category and geographic location and discount rate. Management has estimated the useful life of the customer relationships at 6 – 10 years based on a preliminary review of the actual rates of turnover in customer relationships in each of its product categories and geographic locations. Additionally, deferred tax liabilities of $11,086 were recorded in connection with the fair value adjustments, based on an applicable statutory tax rate of 12.5%.

The preliminary fair value estimates and assumptions may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Additionally, certain of the information surrounding these items is still considered confidential by Fyffes due to the regulatory approval processes.

(d)	Goodwill pro forma adjustment represents a net adjustment which eliminates Fyffes historical goodwill of $24,766 and records an adjustment of $197,054 for the total goodwill related to the excess purchase price over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed of $256,478. Goodwill is not amortized; rather it will be tested for impairment on an annual basis.

Goodwill recognized is primarily attributable to the anticipated synergies from the Combination that is expected to provide annualized, pre-tax recurring synergies of at least $60 million by the end of 2016. These recurring annual synergies are anticipated to comprise potential operational efficiencies in the areas of fruit utilization, shipping, port operations, packaging and procurement and potential synergies in the areas of public company expenses, integration of senior management and administration. We expect that goodwill will not be deductible for income tax purposes.

(e)	Accrued liabilities — Combination related transaction costs — Reflects the recording of estimated combination-related transaction costs of $30,500, less amounts accrued on Chiquita’s ($8,672) and Fyffes ($11,460) June 30, 2014 balance sheets, for a remaining pro forma total adjustment of $10,368. The $10,368 is comprised of $5,540 for Fyffes, which is reflected as a purchase price adjustment and allocation and $4,828 for Chiquita, which is reflected as an offsetting adjustment to accumulated deficit (footnote 4(B)(1)(f)). In accordance with ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are required to be expensed as incurred. The $30,500 of combination-related transaction costs are primarily related to legal costs of $13.9 million, financial advisory costs of $9.4 million, accounting and tax fees of $3 million and all other combination related costs of $4.2 million. The unaudited pro forma condensed combined statements of income do not reflect the transaction costs since these are non-recurring in nature and amounts recorded by Chiquita and Fyffes in the six months ended June 30, 2014 are reflected as pro forma adjustments.

76

(f)	Equity — The following table details the pro forma adjustments to equity and stock issuance in connection with the combination (total amounts may not recalculate due to rounding):

(in thousands)	Historic U.S. GAAP $USD	Pro Forma Adjustments(i),(iii)	New Stock Issuance(ii)	Total Pro Forma Adjustments
Common stock	$26,668	$(26,668)	$340	$(26,328)
Capital surplus	135,231	(135,231)	475,877	340,646
Accumulated deficit	46,410	(51,238)	—	(51,238)

(i)	To record the elimination of Fyffes historical common stock, capital surplus and accumulated earnings balances.
(ii)	To record the fair value of ChiquitaFyffes common stock to be held by Fyffes shareholders.
(iii)	Accumulated deficit pro forma adjustments includes $4,828 of transaction-related costs recorded for Chiquita at June 30, 2014.
(g)	Fyffes gross contractual trade receivables (Historic US GAAP, US$) at June 30, 2014, net of the reclassification in 4(B)(2)(a) ($20,413) were $89,680. ChiquitaFyffes has preliminarily estimated the fair value of trade receivables at June 30, 2014 to be equal to the pre-existing Fyffes trade receivable balance of $110,093, which is net of a provision for doubtful accounts of US$760 (€557). As of June 30, 2014, we believe this net amount to be the best estimate of the contractual cash flows expected to be collected at the time of the combination. These estimates of fair value and collectability are subject to change upon completion of the combination and finalization of the purchase price allocation.
(2)	Pro Forma Reclassifications
(a)	Trade Receivables — Fyffes total trade and other receivable balance was reclassified to trade receivables, other receivables and prepaid expenses to conform to Chiquita’s classification and presentation.
(b)	Accounts Payable and Accrued Liabilities — Fyffes total trade and other payable balance was reclassified to trade payables and accrued liabilities to conform to Chiquita’s classification and presentation. Accrued liabilities represents amounts related to salaries and benefits, accrued interest, taxes, duties, insurance, professional fees and other insignificant amounts.
(3)	Pro Forma Eliminations
■	Relates to transactions between Chiquita and Fyffes that will be considered intercompany transactions once the combination is consummated.

5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Six Months Ended June 30, 2014

(A) Adjustments from IFRS to U.S. GAAP

Fyffes historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Therefore, the following adjustments and reclassifications were reflected to convert Fyffes income statement from IFRS to U.S. GAAP.

	Reclassifications(1)
	Administration & Distribution Expense	Financial Expenses	Adjustments(2)	Total
(amounts in thousand euros, total amounts may not recalculate due to rounding)
Cost of sales	(5,271)	—	(867)	(6,138)
Distribution	13,100	—	—	13,100
SG&A	(23,346)	—	19	(23,327)
Administration	19,577	—	—	19,577
Depreciation	(3,718)	—	—	(3,718)
Other operating income/(expense), net	(342)	—	—	(342)
Operating income	—	—	(848)	(848)

77

	Reclassifications(1)
	Administration & Distribution Expense	Financial Expenses	Adjustments(2)	Total
Interest income	—	62	—	62
Interest expense	—	(293)	—	(293)
Financial expense, net	—	314	—	314
Other income (expense), net	—	(83)	(1,162)	(1,245)
Income taxes	—	—	106	106
Net earnings attributable to common shareholders	—	—	(1,904)	(1,904)

(1)	IFRS to U.S. GAAP Reclassifications
■	Administration & Distribution Expense — In order to conform IFRS income statement classifications to U.S. GAAP classifications, Fyffes administration and distribution expenses have been reclassified to cost of sales, selling, general and administrative (SG&A), depreciation and amortization as separate line items in conformity with U.S. GAAP and Chiquita’s classifications.
■	Financial Expenses — Reclassifications made for Fyffes financial expense, combined in one finance expense line item, in accordance with IFRS separately classified for its related components in accordance with U.S. GAAP.
(2)	IFRS to U.S. GAAP Adjustments
■	Cost of Sales — An expense adjustment of $1,183 (867 euro) to recognize changes in fair value of hedging instruments because certain Fyffes foreign currency hedges which hedge multiple exposures and qualified for hedge accounting under IFRS would not qualify for hedge accounting under U.S. GAAP. A corresponding income tax adjustment of $145 (106 euro) was recorded, based on an applicable statutory tax rate of 12.5%.
■	SG&A — A pension adjustment of $26 (19 euro) related to actuarial valuation of pension assets under U.S. GAAP, which results from a difference in the expected return on plan assets assumption under U.S. GAAP of 4.396% as compared to 4.397% under IFRS.
■	Other Income (Expense), Net — During 2014, Fyffes recorded $1,586 (1,162 euro) as an increase to goodwill and the associated deferred contingent consideration liability in connection with a previous acquisition. Assuming the combination occurred on January 1, 2013, under U.S. GAAP, this adjustment would have been recorded in the statement of operations. As such, an IFRS to U.S. GAAP expense adjustment has been reflected, $1,586 (1,162 euro) in other income (expense), net in the six months ended June 30, 2014.

(B) Pro Forma Adjustments for the six months ended June 30, 2014

The following notes describe the pro forma adjustments made to Fyffes’ historical financial statements and the elimination of historical transactions between Chiquita and Fyffes.

(1)	Combination Related Transaction Costs — Combination related transaction costs of $19,948, incurred in connection with the proposed business combination by both Chiquita ($8,672) and Fyffes ($11,276), have been removed as pro forma adjustments from the unaudited condensed combined pro forma statement of income in the six months ended June 30, 2014, since these are non-recurring in nature.
(2)	Stock-Based Compensation — The conversion of Chiquita and Fyffes stock-based compensation awards into Chiquita Fyffes stock-based compensation awards generated an incremental pro forma compensation expense adjustment of $2,535. An income tax benefit of $80 was recorded at an applicable statutory tax rate of 12.5%.

Fyffes

See footnote 3 regarding Fyffes unvested stock option grant of 3,864. Fyffes stock options will be converted into ChiquitaFyffes options and the performance based condition in respect of these options will be deemed satisfied and such options will be subject to time-based vesting through

78

October 2, 2015. Upon consummation of the combination and determination of a new grant date, the Fyffes stock options will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined. The stock options, once converted, will be accounted for by ChiquitaFyffes as compensation expense post-combination.

For pro forma purposes we have estimated the weighted average fair value per Fyffes option share granted was between $10.29 and $10.33 using a Black-Scholes option pricing model based on the following assumptions at the date of option grant: stock price of $14.00 as of September 25, 2014, weighted average risk-free interest rate of 0.9%, dividend yield of 0%, volatility factor of 34% and a weighted average expected life of between seven and eight years. This resulted in incremental pro forma compensation expense adjustments of $641 and $1,282 for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. Income tax benefits of $80 and $160 were recorded at an applicable statutory tax rate of 12.5%, respectively.

Chiquita

Chiquita has a long term incentive program (LTIP) with awards that are performance-based compensation based on achievement of free cash flow target and total shareholder return relative to peer companies. As of June 30, 2014, Chiquita had three performance period LTIP awards outstanding and the following target awards, 2012 – 2014: 195,543, 2013 – 2015: 323,152 and 2014 – 2016: 231,245. In connection with the combination, Chiquita’s performance-based vesting criteria in respect of these units will be deemed satisfied and such units will remain subject to any outstanding time-based vesting. The number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units will be based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units.

Upon consummation of the combination and determination of a new grant date, the Chiquita stock options and other Chiquita equity-based awards will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined. The stock unit awards, once converted, will be accounted for by ChiquitaFyffes as compensation expense post-combination.

For pro forma purposes, we have estimated the stock based compensation expense using the following assumptions: 100% target awards, stock price of $14.00 at September 25, 2014 and 3 year time vesting. This resulted in incremental pro forma compensation expense adjustments of $1,769 and $1,743 for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. No income tax benefits were applied as Chiquita has a full tax valuation allowance.

Additionally, on March 9, 2014, the Chiquita board of directors approved a grant of a retention stock award to Chiquita’s Senior Executive Vice President and Chief Operating Officer. The award consists of two tranches, the first of which is a time-vesting award, which includes a performance condition with respect to Chiquita shares with a value of $500,000 at grant, which will vest on the second anniversary of the closing of the transaction subject to continued service through such date. The $500,000 in the first tranche will be expensed over the service period, which can be determined once an accounting determination is made that it is probable that the performance condition (closing of the combination) will be achieved. At June 30, 2014, the fair value of this grant is zero since the unaudited condensed combined balance sheet gives effect to the combination as if it occurred on June 30, 2014 and this grant will be expensed over the service period upon closing of the combination. For pro forma income statement purposes, we have estimated the incremental pro forma compensation expense adjustments of $125 and $250 for the six months ended June 30, 2014 and the year ended December 31, 2013, respectively. No income tax benefits were applied as Chiquita has a full tax valuation allowance.

The second tranche will also consist of an amount of shares with a value of $500,000 at grant, which will vest upon the attainment of performance objectives to be established at the closing of the transaction. The performance objectives have not been established and therefore a grant date for

79

accounting purposes has not been established and fair value of the award cannot be measured at this time. As a result, ChiquitaFyffes has not included an adjustment in the pro forma condensed combined financial information.

These retention stock awards will be accounted for by ChiquitaFyffes as compensation expense post-combination.

(3)	Depreciation and Amortization — Depreciation expense for the six months ended June 30, 2014 was $5,190 based on the fair value of the property, plant and equipment and estimated useful lives described in Note 4(B)(1)(b) above, which represented an incremental pro forma depreciation expense adjustment of ($117) from Fyffes historical depreciation expense.

Amortization expense for the six months ended June 30, 2014 was $3,335 based on the fair value of the customer relationship intangibles and estimated useful lives described in Note 4(B)(1)(b) above, which represented an incremental adjustment of ($3,335) from Fyffes historical amortization expense. An income tax benefit of $417 was recorded at an applicable statutory tax rate of 12.5%.

(4)	Other Income (Expense), Net — During the six months ended June 30, 2014, Fyffes recorded a charge of $113 related to discounting certain long term provisions (liabilities) under IFRS. To conform to Chiquita’s accounting policies under U.S. GAAP (no discounting), the discount of $113 was eliminated.
(5)	Eliminations — Intercompany eliminations relate to historical transactions between Chiquita and Fyffes that will be considered intercompany transactions once the combination is consummated. Net sales of $5,944 and cost of sales of $5,944 have been eliminated for the six months ended June 30, 2014.
(6)	Inventory — The fair value adjustment to inventory of $259 recognized as part of preliminary purchase price allocation will be expensed consistent with the related inventory turnover period and, as such, is reflected as a pro forma expense adjustment of ($259). An income tax benefit of $32 was recorded at an applicable statutory tax rate of 12.5%.

6. Unaudited Pro Forma Condensed Combined Statement of Income Adjustments for the Year Ended December 31, 2013

(A) Adjustments from IFRS to U.S. GAAP

Fyffes historical audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Therefore, the following reclassifications and adjustments were reflected to convert Fyffes income statement from IFRS to U.S. GAAP.

	Reclassifications(1)
(amounts in thousand euros, total amounts may not recalculate due to rounding)	Depreciation & Amortization Expense	Administration & Distribution Expense	Financial Expenses	Adjustments(2)		Total
Cost of sales	4,009	(14,792)	56	(3,278	)(a)	(14,006)
Distribution	2,862	23,463	—	—		26,325
SG&A	—	(46,695)	—	74	(b)	(46,621)
Administration	2,924	35,937	—	—		38,861
Depreciation	(9,794)	2,432	—	—		(7,362)
Amortization	(1,773)	440	—	—		(1,333)
Other operating income/(expense), net	1,773	(786)	(56)	—		932
Operating income	—	—	—	(3,204)		(3,204)
Interest income	—	—	96	—		96
Interest expense	—	—	(788)	—		(788)
Financial expense, net	—	—	1,296	—		1,296
Other income (expense), net	—	—	(604)	(927	)(c)	(1,531)
Income taxes	—	—	—	(461	)(a)(d)	(461)
Net earnings attributable to common shareholders	—	—	—	(4,592)		(4,592)

80

(1)	IFRS to U.S. GAAP Reclassifications

Under IFRS, expenses may be classified according to their nature or function, therefore certain reclassifications have been made to Fyffes IFRS presentation to U.S. GAAP presentation as follows:

■	Depreciation and Amortization Expense — Depreciation and amortization have been reclassified to separate line items in conformity with U.S. GAAP and Chiquita’s classifications.
■	Administration & Distribution Expense — Fyffes distribution and administration balances classified under IFRS have been reclassified to U.S. GAAP classifications, primarily related to SG&A and cost of sales.
■	Financial Expenses — Fyffes financial expenses, combined in one finance expense line item, in accordance with IFRS separately classified for its related components in accordance with U.S. GAAP.
(2)	IFRS to U.S. GAAP Adjustments for the Twelve Months Ended December 31, 2013
(a)	Cost of sales IFRS to U.S. GAAP adjustments ($4,361) (3,278 euro) consist of the following:

Biological Assets — As discussed above, biological assets are carried at fair value under IFRS, whereas they are carried at lower of cost or market under U.S. GAAP. An IFRS to U.S. GAAP adjustment of $(1,281) (963 euro) was recorded to remove the fair value adjustment recorded by Fyffes through its statement of operations in 2013.

Derivatives and hedge accounting — An expense adjustment of $(3,080) (2,315 euro) to recognize changes in fair value of hedging instruments because certain foreign currency hedges which hedge multiple exposures and qualified for hedge accounting under IFRS would not qualify for hedge accounting under U.S. GAAP. An income tax benefit of $385 (289 euro) was recorded at an applicable statutory tax rate of 12.5%.

(b)	SG&A — Adjustment consists of a pension adjustment of $98 (74 euro) related to actuarial valuation of pension assets under U.S. GAAP, which results from a difference in the expected return on plan assets assumption under U.S. GAAP of 4.3% as compared to 4.5% under IFRS.
(c)	Other Income (Expense), Net — During 2013, Fyffes recorded $1,233 (927 euro) as an increase to goodwill and the associated deferred contingent consideration liability in connection with a previous acquisition. Assuming the combination occurred on January 1, 2013, under U.S. GAAP, this adjustment would have been recorded in the statement of operations. As such, an IFRS to U.S. GAAP expense adjustment has been reflected, $(1,233) (927 euro) in other income (expense), net in 2013.
(d)	Income Taxes — An IFRS to U.S. GAAP income tax expense adjustment of $(998) (750 euro) was recorded related to the application of a tax rate change in 2013 (23% to 20% specific to the jurisdiction changed) on deferred incomes taxes, which was accounted for in equity under IFRS accounting guidance, but is recorded in the statement of operations in accordance with U.S. GAAP.

(B) Pro Forma Adjustments for the twelve months ended December 31, 2013

(1)	Inventory — The fair value adjustment to inventory of $1,307 recognized as part of preliminary purchase price allocation will be expensed consistent with the related inventory turnover period and as such is reflected as a pro forma expense adjustment of $(1,307). An income tax benefit of $163 was recorded at an applicable statutory tax rate of 12.5%.
(2)	Stock-Based Compensation — The conversion of Chiquita and Fyffes stock-based compensation awards into Chiquita Fyffes stock-based compensation awards generated an incremental pro forma compensation expense adjustment of $3,275. An income tax benefit of $160 was recorded at an applicable statutory tax rate of 12.5%. See footnote 5(B)(2).
(3)	Depreciation and Amortization — Depreciation for the year ended 2013 was $10,021 based on the fair value of the property, plant and equipment and estimated useful lives described in Note 4(B)(1)(b) above, which included an incremental pro forma adjustment of $(227) from Fyffes historical depreciation expense.

Amortization for the year ended 2013 was $8,276 based on the fair value of the customer relationship intangibles and estimated useful lives described in Note 4(B)(1) above, which represented an incremental pro forma adjustment of $(6,503) from Fyffes historical amortization expense. An income tax benefit of $813 was recorded at an applicable statutory tax rate of 12.5%.

81

(4)	Other Income (Expense), Net — In 2013, Fyffes recorded a charge of $1,057 related to discounting certain long term provisions (liabilities) under IFRS. To conform to Chiquita’s accounting policies under U.S. GAAP (no discounting), the discount of $1,057 was eliminated.
(5)	Eliminations — Intercompany eliminations relate to historical transactions between Chiquita and Fyffes that will be considered intercompany transactions once the combination is consummated. Net sales of $13,653 and cost of sales of $13,653 have been eliminated.

7. Unadjusted Pro Forma Balances

At this time, Chiquita, as the accounting acquirer, does not have sufficient information as to the full details of Fyffes legal proceedings, tax transfer pricing and uncertain tax positions and joint ventures (consolidation/non-consolidation) to conclude on the final ASC 805 treatment of such items as information surrounding these items is still considered confidential by Fyffes due to the regulatory and competition concerns applicable to the companies prior to closing of the combination. Therefore, no adjustments have been recorded to the unaudited pro forma condensed combined financial information as it relates to these matters.

8. Earnings per Share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of ChiquitaFyffes. The pro forma basic and diluted weighted average shares outstanding are a combination of historic Chiquita shares and the shares issued as part of the combination to Fyffes shareholders at an exchange ratio of 0.1113 ChiquitaFyffes share per Fyffes share. On a standalone basis, Chiquita reported a net loss for the six months ended June 30, 2014 and the year ended December 31, 2013; therefore, there was no dilutive effect of stock options and other awards. ChiquitaFyffes’ unaudited pro forma condensed combined statement of operations shows net income for the six months ended June 30, 2014, therefore the dilutive effect of Chiquita’s stock options and other stock awards of 1,159 shares for the six months ended June 30, 2014 have been included in the diluted weighted-average number of common shares outstanding calculations. ChiquitaFyffes unaudited pro forma condensed combined statement of operations shows net income for the year ended December 31, 2013, therefore the dilutive effect of Chiquita’s stock options and other stock awards of 910 shares for the year ended December 31, 2013 have been included in the diluted weighted-average number of common shares outstanding calculations.

Weighted average number of common shares outstanding was calculated as follows:

Six months ended June 30, 2014:

(shares in thousands)	Chiquita	Fyffes	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	46,883	33,130	80,013
Dilutive effect of stock options and other stock awards	1,159	618	1,777
Diluted	48,042	33,748	81,790

Year ended December 31, 2013:

(shares in thousands)	Chiquita	Fyffes	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	46,577	33,118	79,695
Dilutive effect of stock options and other stock awards	910	249	1,159
Diluted	47,487	33,367	80,854

82

9. Pro Forma Table of Combined Contractual Obligations

The following pro forma combined contractual obligations table at December 31, 2013 combines the contractual obligations for Chiquita as derived from Chiquita’s Form 10-K for the year ended December 31, 2013 incorporated by reference in this supplement and Fyffes contractual obligations table for the year ended December 31, 2013 included in the proxy statement/prospectus. The ChiquitaFyffes pro forma combined contractual obligations table does not include any expected costs savings or potential operating synergies in the areas of fruit utilization, shipping, port operations, packaging and procurement, which may have an impact on the pro forma combined contractual obligations disclosure.

(In thousands US$)	Total	2014	2015-2016	2017-2018	Later Years
Long-term debt	$631,648	$1,636	$203,136	$1,875	$425,000
Capital and build-to-suit leases	43,391	2,136	4,666	1,933	34,656
Operating leases	352,417	112,216	144,033	59,296	36,872
Purchase commitments	3,366,381	1,518,111	1,004,367	484,391	359,512
Interest on debt and capital leases	314,513	47,266	91,515	75,465	100,267
Pension and severance obligations	97,599	10,764	20,303	19,690	46,842
Other	49,014	23,974	17,482	6,739	819
	$4,854,963	$1,716,102	$1,485,503	$649,390	$1,003,968
1.	The table summarizes pro forma contractual obligations for future cash payments at December 31, 2013 and includes only scheduled principal maturities and for Chiquita the full $200 million principal of and the $425 million principal of the Convertible Senior Notes and 7.875% Notes, respectively.
2.	Purchase commitments consist primarily of long-term contracts to purchase bananas, lettuce and other produce from third-party producers. The terms of these contracts set the price for the purchased fruit for one to ten years; however, many of these contracts are subject to price renegotiations every one to two years.

Therefore, we are only committed to purchase the produce at the contract price until the renegotiation date. Purchase commitments included in the table are based on the current contract price and the estimated volume we are committed to purchase until the next renegotiation date. These purchase commitments represent normal and customary operating commitments in the industry.

3.	Obligations in euros were translated using the period-end rate of $1.3645 per euro.

83

UPDATE TO COMPARATIVE PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Chiquita common shares and Fyffes ordinary shares. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the combination of Fyffes and Chiquita as if the combination had occurred on June 30, 2014 for book value per share data and as of January 1, 2013 for net income per share data.

The pro forma per share balance sheet information combines Chiquita’s June 30, 2014 unaudited condensed consolidated balance sheet with Fyffes June 30, 2014 unaudited consolidated balance sheet. The pro forma per share income statement information for the six months ended June 30, 2014 and the year ended December 31, 2013 combines Chiquita’s unaudited condensed consolidated statement of income for the six months ended June 30, 2014 and the audited consolidated statement of income for the year ended December 31, 2013 with Fyffes unaudited consolidated income statement for the six months ended June 30, 2014 and the audited consolidated statement of income for the year ended December 31, 2013, respectively. ChiquitaFyffes Limited was formed on February 25, 2014 for purposes of facilitating the scheme and does not maintain any material balances nor has it had any material activity since formation. The Fyffes pro forma equivalent data per common share financial information is calculated by multiplying the combined unaudited pro forma data per common share amounts by the exchange ratio (0.1113 ordinary shares of ChiquitaFyffes for each ordinary share of Fyffes).

The following information should be read in conjunction with the audited financial statements of Chiquita, which are incorporated by reference in the proxy statement/prospectus and this supplement, and the audited financial statements of Fyffes, which appear in the proxy statement/prospectus, and the financial information contained the “Updated Unaudited Pro Forma Condensed Combined Financial Information” and “Updated Selected Historical Financial Data of Chiquita” sections of this supplement, beginning on page 66 and 67 of this supplement respectively. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the combination had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the six months ended June 30, 2014	As of and for the year ended December 31, 2013
Chiquita Historical Data per Common Share
Net income (loss) per common share
Basic	$(0.14)	$(0.34)
Diluted	$(0.14)	$(0.34)
Cash dividends declared per common share	$—	$—
Book value per common share(1)	$8.03	$8.00

	As of and for the six months ended June 30, 2014	As of and for the year ended December 31, 2013
Fyffes Historical Data per Ordinary Share
Net income (loss) per ordinary share
Basic	€0.0623	€0.0861
Diluted	€0.0612	€0.0851
Cash dividends declared per ordinary share(2)	€0.00714	€0.0217
Book value per ordinary share(3)	€0.52	€0.50

84

	As of and for the six months ended June 30, 2014	As of and for the year ended December 31, 2013
ChiquitaFyffes Limited Combined Unaudited Pro Forma Data per Ordinary Share
Net income (loss) per common share
Basic	$0.38	$0.04
Diluted	$0.37	$0.04
Cash dividends declared per common share	$—	$—
Book value per common share(4)	$10.62	$9.28

	As of and for the six months ended June 30, 2014	As of and for the year ended December 31, 2013
Fyffes Unaudited Pro Forma Equivalent Data per Ordinary Share(5)
Net income (loss) per ordinary share
Basic	$0.04	$—
Diluted	$0.04	$—
Cash dividends declared per ordinary share(2)	$—	$—
Book value per ordinary share(3)	$1.18	$1.03

(1)	Historical book value per share is calculated by taking total shareholders’ equity divided by total outstanding common shares.
(2)	Fyffes cash dividends declared for the year ended December 31, 2013 of €0.0217 includes a proposed final dividend for the year of €0.0149 which was subsequently approved by Fyffes shareholders at its Annual General Meeting on May 14, 2014. Fyffes cash dividends declared for the six months ended June 30, 2014 includes an interim dividend of €0.00714 declared by the Fyffes board of directors, which was paid on October 6, 2014 to shareholders of record on September 5, 2014.
(3)	Same as Chiquita historical as there has been no change in dividend policy.
(4)	ChiquitaFyffes Limited pro forma book value per ordinary share is calculated by taking pro forma combined total shareholders’ equity divided by pro forma combined total outstanding common shares.
(5)	Fyffes Unaudited Pro Forma Equivalent Data per ordinary share is calculated by applying the share exchange ratio of 0.1113 to the ChiquitaFyffes Limited Combined Unaudited Pro Forma Data per Ordinary Share.

85

UPDATE TO COMPARATIVE PER SHARE MARKET PRICE DATA AND
DIVIDEND INFORMATION

Chiquita common shares are listed and traded on the NYSE under the symbol “CQB.” Fyffes ordinary shares are listed and traded on the ESM under the symbol “FFY: Dublin.” The following table sets forth, for the calendar quarters indicated, the high and low sales closing prices per share of Chiquita common shares and the high and low sales closing prices per share of Fyffes ordinary shares, as reported on the NYSE and ESM, respectively, as adjusted for all stock splits or stock dividends. In addition, the table also sets forth the quarterly cash dividends per share declared by Chiquita with respect to its common shares and Fyffes with respect to its ordinary shares. On August 4, 2014, the record date for the Chiquita special meeting, there were 46,965,393 shares of Chiquita common shares outstanding and (excluding treasury shares) 297,659,807 Fyffes ordinary shares outstanding.

	Chiquita Brands International, Inc.			Fyffes plc
	High	Low	Dividends Declared	High	Low	Dividends Declared
For the quarterly period ended:
2012
March 31, 2012	$10.37	$8.04	$—	€0.44	€0.37	€0.0132
June 30, 2012	$8.96	$4.66	$—	€0.51	€0.41	€—
September 30, 2012	$7.96	$4.75	$—	€0.58	€0.47	€0.0065
December 31, 2012	$8.39	$6.61	$—	€0.58	€0.47	€—
2013
March 31, 2013	$8.25	$6.10	$—	€0.69	€0.55	€0.0142
June 30, 2013	$11.08	$7.05	$—	€0.71	€0.65	€—
September 30, 2013	$13.57	$11.03	$—	€0.79	€0.67	€0.0068
December 31, 2013	$12.90	$9.41	$—	€0.87	€0.77	€—
2014
March 31, 2014	$12.45	$10.02	$—	€1.34	€0.84	€0.0149
June 30, 2014	$12.64	$10.10	$—	€1.34	€1.08	€—
September 30, 2014	$14.35	$9.59	$—	€1.17	€0.90	€0.00714
December 31, 2014 (through October 6, 2014)	$14.22	$13.95	$—	€1.064	€1.050	€—

On March 7, 2014, the last trading day before the transaction agreement was announced, the closing prices of Chiquita common shares and Fyffes ordinary shares as reported on the NYSE and the ESM, respectively, and the equivalent value of the consideration per Fyffes ordinary share, which was calculated by multiplying the closing price of Chiquita common shares as of the specified date by the exchange ratio of 0.1113, were $10.84, €0.89 and $1.21, respectively. On September 25, 2014, the last trading day before the amendment was announced, the closing prices of Chiquita common shares and Fyffes ordinary shares as reported on the NYSE and the ESM, respectively, and the equivalent value of the consideration per Fyffes ordinary share, which was calculated by multiplying the closing price of Chiquita common shares as of the specified date by the exchange ratio of 0.1113, were $14.00, €1.07 and $1.56, respectively. On October 6, 2014, the last practicable day before the printing of this supplement, the closing prices of Chiquita common shares and Fyffes ordinary shares as reported on the NYSE and the ESM, respectively, and the equivalent value of the consideration per Fyffes ordinary share, which was calculated by multiplying the closing price of Chiquita common shares as of the specified date by the exchange ratio of 0.1113, were $14.13, €1.05 and $1.57, respectively.

86

UPDATE TO WHERE YOU CAN FIND MORE INFORMATION

Chiquita files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Chiquita files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Any other information contained on any website referenced in the proxy statement/prospectus or this supplement is not incorporated by reference in the proxy statement/prospectus or this supplement.

Because Chiquita’s shares are listed on the New York Stock Exchange, Chiquita’s reports, proxy statements and other information can also be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.

This supplement is an amendment to a registration statement and constitutes an amendment to the prospectus of ChiquitaFyffes in addition to being a supplement to the proxy statement of Chiquita and Fyffes for their special meetings. As allowed by SEC rules, this supplement does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above. The SEC allows Chiquita to “incorporate by reference” information into this supplement. This means ChiquitaFyffes can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is considered a part of this supplement, except for any information superseded by information in this supplement. In addition, any later information that Chiquita files with the SEC will automatically update and supersede this information. This supplement incorporates by reference the documents listed below that Chiquita has previously filed with the SEC. These documents contain important information, including about ChiquitaFyffes and its finances.

You should rely only on the information contained in the proxy statement/prospectus, this supplement or that we have referred to you. None of Chiquita, ChiquitaFyffes or Fyffes has authorized anyone to provide you with any additional information. This supplement is dated as of the date listed on the cover page. You should not assume that the information contained in this supplement is accurate as of any date other than such date, and neither the mailing or posting of this supplement to shareholders of Chiquita or Fyffes nor the issuance of ordinary shares of ChiquitaFyffes in the combination shall create any implication to the contrary.

The following documents, which have been filed with the SEC by Chiquita, are hereby incorporated by reference into this supplement:

•	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013;
•	Quarterly Reports on Form 10-Q of Chiquita for the quarter ended March 31, 2014 and the quarter ended June 30, 2014;
•	Current Reports on Form 8-K of Chiquita (only to the extent “filed” and not “furnished”), filed on March 10, 2014, March 12, 2014, April 29, 2014, April 30, 2014, May 29, 2014, June 3, 2014, July 28, 2014, August 7, 2014, August 11, 2014, August 14, 2014, August 27, 2014, August 28, 2014, September 5, 2014, September 8, 2014, September 10, 2014, September 16, 2014, September 26, 2014, October 3, 2014 and October 9, 2014; and
•	the information specifically incorporated by reference into Chiquita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from Chiquita’s Definitive Proxy Statement on Schedule 14A for Chiquita’s 2014 Annual Meeting of Shareholders, filed with the SEC on April 11, 2014.

All additional documents that Chiquita may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this supplement and prior to the Chiquita special meeting, shall also be deemed to be incorporated by reference. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or information is incorporated by reference into this supplement. Additionally, to the extent this supplement, or the documents

87

or information incorporated by reference into this supplement, contains references to the Internet websites of Chiquita or Fyffes, the information on those websites does not constitute a part of, and is not incorporated by reference into, this supplement.

If you are a shareholder of Chiquita, you can obtain any of the documents incorporated by reference (including those incorporated by reference for the purposes of the Irish Takeover Rules, as specified below) through Chiquita or the SEC. Documents incorporated by reference are available from Chiquita without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this supplement. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may obtain documents incorporated by reference in this supplement free of charge by requesting them in writing or by telephone as follows:

Secretary Chiquita Brands International, Inc. 550 South Caldwell Street Charlotte, North Carolina 28202 (980) 636-5000	Computershare Investor Services (Ireland) Limited Heron House Corrig Road Sandyford Industrial Estate Dublin 18 Ireland (01) 696-8423 (within Ireland) +353-1-696-8423 (outside Ireland)

In order to ensure timely delivery of the documents, Chiquita shareholders must make their requests no later than five business days prior to the date of the special meeting of Chiquita shareholders, or no later than October 17, 2014.

This supplement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any circumstances in which such offer or solicitation is unlawful. The distribution or possession of this supplement in or from certain jurisdictions may be restricted by law. You should, if applicable, observe any such restrictions. ChiquitaFyffes, Chiquita and Fyffes do not assume any responsibility in this regard.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this supplement will be deemed to be modified or superseded for purposes of this supplement to the extent that a statement contained in this supplement or any other subsequently filed document that is deemed to be incorporated by reference into this supplement modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this supplement. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

For the purposes of the Irish Takeover Rules, the following information, relating to Chiquita, which has been incorporated by reference can be found in the following documents which are available at www.sec.gov:

Revenue and net profit or loss before taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 page no. 23 Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2012, Exhibit 13 page no. 23 Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2011, Exhibit 13 page no. 18 Quarterly Report on Form 10-Q of Chiquita for the quarter ended June 30, 2014, page 3

88

A statement of net assets and liabilities shown in the latest published audited accounts	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 page no. 25
A cash flow statement if provided in the last published audited accounts	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 page no. 27
Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 pages no. 28 to 80

UPDATE TO EXCHANGE RATES

On October 3, 2014, the noon buying rate was $1.2517 to €1.00, according to the U.S. Federal Reserve Board.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates expressed in dollar per Euro.

Period	High	Low	Average(1)	Period End
2009	1.5100	1.2547	1.3955	1.4332
2010	1.4536	1.1959	1.3216	1.3269
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
Six months ended June 30, 2014	1.3927	1.3500	1.3714	1.3690

Source: The Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average month-end rates.

89

The information contained in Parts 2, 3 and 4 of this supplement is not required to be included pursuant to the rules and regulations of the SEC but is included solely to comply with the requirements of the Irish Companies Acts 1963 to 2013 and the Irish Takeover Rules to provide the information required under such laws to Fyffes shareholders.

PART 2  — EXPLANATORY STATEMENT
(As modified by an Order of the Irish High Court dated October 10, 2014)

(IN COMPLIANCE WITH SECTION 202 OF THE COMPANIES ACT 1963 OF IRELAND)
To Fyffes Shareholders, and, for information only, to Fyffes Equity Award Holders

RECOMMENDED ACQUISITION OF FYFFES SHARES BY MEANS OF A SCHEME OF ARRANGEMENT UNDER SECTION 201 OF THE COMPANIES ACT 1963 OF IRELAND

1.	INTRODUCTION

As announced, on March 10, 2014, Chiquita Brands International Inc. (“Chiquita”) entered into a transaction agreement with Fyffes plc (“Fyffes”), ChiquitaFyffes Limited (formerly known as Twombly One Limited) (“ChiquitaFyffes”), CBII Holding Corporation (“Delaware Sub”) and Chicago Merger Sub, Inc. (“Merger Sub”) (the “Transaction Agreement”) pursuant to which ChiquitaFyffes will acquire Fyffes in a stock-for-stock transaction. As further announced, on September 25, 2014 the parties to the Transaction Agreement entered into an amended transaction agreement. See “Amendment to Transaction Agreement” on page 36 of this supplement for a summary of the material terms of the amendment to the transaction agreement.

Capitalised terms used but not defined in this Explanatory Statement shall have the meanings ascribed to such terms in The Scheme of Arrangement.

Your attention is drawn to the section of this supplement captioned “Update to the Combination —  Update to Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination” beginning on page 13 of this supplement, which set forth the reasons why the board of Fyffes, which has been so advised by Lazard for the purposes of Rule 3 of the Irish Takeover Rules, considers the terms of the Combination to be fair and reasonable and why the board of Fyffes unanimously recommends that all Fyffes Shareholders vote in favour of the Scheme at the Court Meeting, as the board of Fyffes intend to do in respect of their own beneficial holdings of Fyffes Shares, which represent, as of latest practicable date prior to the printing of this supplement, approximately 0.9 percent of the existing issued share capital of Fyffes outstanding and entitled to vote. In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests in the Combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of the proxy statement/prospectus and “Update to the Combination — Update to Interests of Certain Persons in the Combination — Fyffes” beginning on page 35 of this supplement. In providing its advice to the directors of Fyffes, Lazard has taken into account the commercial assessments of the Fyffes directors.

2.	THE COMBINATION

The Combination will be effected by way of a Scheme of Arrangement between Fyffes and the Scheme Shareholders pursuant to Section 201 of the Companies Act 1963 of Ireland and a merger transaction under U.S. law. The Scheme is set out in full in Part 3 to this supplement. Under the terms of the Scheme (which will be subject to the conditions set out in Part 5 of this supplement), ChiquitaFyffes will issue and allot 0.1113 (the “Exchange Ratio”) of a ChiquitaFyffes ordinary share to Scheme Shareholders for each Fyffes Share held by the Scheme Shareholders in consideration for (i) the cancellation of their Cancellation Shares and/or (ii) the transfer to ChiquitaFyffes of their Transfer Shares and (iii) the issue by Fyffes to ChiquitaFyffes, as fully paid up shares, of the New Fyffes Shares. Each ChiquitaFyffes ordinary share will be issued in accordance with, and subject to the rights and obligations of, the memorandum and articles of association of ChiquitaFyffes, which are expected to be amended and restated prior to the effective time in the form attached as Annex D to the proxy statement/prospectus. For a comparison of the rights and privileges of a holder of shares of ChiquitaFyffes as compared to a holder of shares of Chiquita or Fyffes, see

90

“Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” and “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares” beginning on pages 230 and 265, respectively, of the proxy statement/prospectus.

The Scheme involves an application by Fyffes to the Irish High Court to sanction the Scheme. If the Scheme becomes effective, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and the Transfer Shares will be automatically transferred to ChiquitaFyffes in accordance with the terms of the Scheme. The reserve arising from the cancellation of the Cancellation Shares will be capitalized and used to issue fully paid New Fyffes Shares to ChiquitaFyffes in place of the Cancellation Shares cancelled pursuant to the Scheme. As a result of the Scheme, Fyffes will become a wholly owned subsidiary of ChiquitaFyffes. The Scheme and the Combination are subject to a number of conditions (summarized in paragraph 3 below and set out in full in Part 5 of this supplement).

The Scheme will require, among other things, approval by Scheme Shareholders of the Scheme as of the Voting Record Time at the Court Meeting, approval of certain resolutions proposed by Fyffes Shareholders as of the Voting Record Time at the EGM and the hearing of the Irish High Court to sanction the Scheme (the “Court Hearing”).

Assuming the necessary approvals from the Fyffes Shareholders have been obtained and all other conditions are satisfied or, to the extent applicable, waived, the Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Court Order of the Irish High Court sanctioning the Scheme together with the minute required by Section 75 of the Act confirming the capital reduction and registration of the Court Order and minute by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM. It is expected that the Scheme will become effective and that the Combination will be completed during the last quarter of 2014.

3.	THE CONDITIONS

The Conditions to the Combination and the Scheme are set out in full in Part 5 of this supplement. Completion of the Combination and the Scheme is subject to the satisfaction (or waiver, to the extent permitted) of the Conditions which are summarized below on or before the sanction of the Scheme by the Irish High Court pursuant to Section 201 of the Companies Act 1963:

•	the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders at a shareholder meeting called for this purpose;
•	the approval by the Fyffes Shareholders at the Court Meeting and the sanction by the Irish High Court of the Scheme;
•	the EGM Resolutions (other than Resolution #4) being duly passed by the requisite majority at the Fyffes EGM;
•	the approval for listing (subject only to certain standard conditions) of the ChiquitaFyffes Shares;
•	all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, having expired or having been terminated, in each case in connection with the Combination;
•	all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any relevant authority or other third party referred to in conditions 3(d) to 3(h) of Part 5 of this supplement and all other required merger and regulatory clearances in connection with the Scheme and the Merger, under relevant antitrust, competition or foreign investment laws having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or terminated (as appropriate) (the “Merger/Regulatory Clearances”). The precise terms of the Merger/Regulatory Clearances are contained in conditions 3(d) to 3(h) of Part 5 of this supplement. The parties have undertaken to take all steps necessary to resolve any objections, if any, that a relevant authority may assert under any antitrust law with respect to the Scheme and the Merger, except action which, individually or in the aggregate, would reasonably be expected to result in a

91

material adverse effect on (i) ChiquitaFyffes and its subsidiaries, taken as a whole (following consummation of the Scheme Transaction and the Merger) or (ii) the benefits anticipated to be realised from the transactions contemplated by the Transaction Agreement (any such action, a “Burdensome Condition”);
•	no injunction, restraint or prohibition by any court of competent jurisdiction which prohibits consummation of the Scheme or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed), a Burdensome Condition having been entered and which is continuing to be in effect;
•	the Transaction Agreement not having been terminated in accordance with its terms; and
•	the registration statement on Form S-4 of which the proxy statement/prospectus is a part having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking any stop order.

In addition, Chiquita’s and, subject to Panel approval, Fyffes obligation to effect the Combination is conditional, among other things, upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;
•	the performance by the other party of its obligations under the Transaction Agreement in all material respects; and
•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations.

The Combination is also conditional on the Scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, in certain circumstances if the only outstanding conditions relate to anti-trust approval of certain other conditions) or (in either case) earlier if required by the Panel or later if the parties agree and (if required) the Panel consents and (if required) the Irish High Court allows. The Merger is conditional only upon the consummation and implementation of the Scheme and Combination. See “The Transaction Agreement — Conditions to the Completion of the Scheme and the Merger” beginning on page 151 of the proxy statement/prospectus for further information.

4.	CONSENTS AND MEETINGS

The Court Meeting is being held at the direction of the Irish High Court to seek the approval of the Scheme by Scheme Shareholders as of the Voting Record Time. The EGM is being convened to seek the approval of Fyffes Shareholders as of the Voting Record Time with respect to certain resolutions that are necessary or desirable to effect and to implement the Scheme, as described below.

Whether or not a Scheme Shareholder votes in favor of the Scheme at the Court Meeting and/or a Fyffes Shareholder votes in favor of the EGM resolutions at the EGM, if the Scheme becomes effective all Cancellation Shares will be cancelled and the Transfer Shares will be transferred to ChiquitaFyffes in accordance with the terms of the Scheme and ChiquitaFyffes will allot and issue the ChiquitaFyffes Consideration Shares to the former Scheme Shareholders (save that fractional entitlements to ChiquitaFyffes Consideration Shares shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed in cash pro rata to the Scheme Shareholders whose fractional entitlements were sold).

Before the Irish High Court’s approval for the Scheme can be sought, the Scheme will require approval by the Scheme Shareholders as of the Voting Record Time at the Court Meeting and the passing of the requisite resolutions at the EGM. The reconvened Court Meeting will start at 10:00 a.m. (Irish time) and the reconvened EGM will start at 10.30 a.m. (Irish time) (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting) on October 28, 2014.

Notices of the Court Meeting and the EGM are set out at the front of the proxy statement/prospectus. Entitlement to vote at each meeting will be determined by reference to the Register of Members of Fyffes at the Voting Record Time. See “— Voting Your Ordinary Shares” and “— Voting by CREST members” below.

92

As of October 6 2014, 297,659,807 Fyffes Shares (excluding Treasury Shares) were issued and outstanding and there were 7,335 registered Members whose names were registered in the Register of Members of Fyffes. As of October 6, 2014, 28,075,000 Fyffes Shares (all of which were held by Fyffes plc and its subsidiaries) were in issue and held in treasury. Any Fyffes Shares that are held in treasury will be cancelled on or prior to the Scheme becoming effective in accordance with Part XI of the Companies Act 1990.

4.1 Court Meeting

The Court Meeting will be reconvened for 10.00 a.m. (Irish time) on October 28, 2014 to enable Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and not a show of hands, and each Holder of Scheme Shares as of the Voting Record Time who is present (in person or by proxy) will be entitled to one vote for each Scheme Share held as of the Voting Record Time for the purposes of sub-paragraph (b) below. In order to conduct business at the Court Meeting a quorum must be present. The presence of three persons, each being a Holder of Fyffes Shares as of the Voting Record Time, a proxy for a Holder of Fyffes Shares as of the Voting Record Time or a duly authorized representative of a corporate Holder of Fyffes Shares as of the Voting Record Time, will constitute a quorum for the transaction of business at the Court Meeting. The approval required at the Court Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (being more than 50 percent) in number of those Scheme Shareholders as of the Voting Record Time present and voting in person or by proxy; and
(b)	also represent three-fourths (75 percent) or more in value of the Scheme Shares held by those Scheme Shareholders as of the Voting Record Time present and voting (in person or by proxy).

It is important that, for the Court Meeting, as many votes as possible are cast so that the Irish High Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders as of the Voting Record Time when it is considering whether to sanction the Scheme. Holders of Fyffes Shares are therefore strongly urged to complete and return a Form of Proxy for the Court Meeting as soon as possible.

4.2 Extraordinary General Meeting

In addition, the EGM will be reconvened for 10.30 a.m. (Irish time) on October 28, 2014 (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting). A quorum must be present in order to conduct any business at the EGM. The presence of three persons, each being a Holder of Fyffes Shares as of the Voting Record Time, a proxy for a Holder of Fyffes Shares as of the Voting Record Time or a duly authorized representative of a corporate Holder of Fyffes Shares as of the Voting Record Time, will constitute a quorum for the transaction of business at the EGM. The proposals to be voted upon by the Fyffes Shareholders at the Voting Record Time at the EGM are set out in full under “The Special Meetings of Fyffes Shareholders” beginning on page 54 of the proxy statement/prospectus. EGM resolutions #1 and #2, as described therein, are “special resolutions”, which means that they require the approval of the Holders of at least 75 percent of the votes cast by or on behalf of the Holders of Fyffes Shares as of the Voting Record Time present and voting, either in person or by proxy at the EGM. Resolution #3 is an “ordinary resolution”, which means that it requires the approval of the Holders of at least a majority of the votes cast by or on behalf of the Holders of Fyffes Shares as of the Voting Record Time present and voting, either in person or by proxy at the EGM. The final resolution, resolution #4, is a non-binding advisory resolution which requires the approval of the Holders of at least a majority of the votes cast by or on behalf of the Holders of Fyffes Shares as of the Voting Record Time present and voting, either in person or by proxy. The Combination is conditional on the approval of EGM resolutions #1 through #3 and not resolution #4.

93

4.3 Court Hearing

Subject to the approval of the resolutions proposed at the Court Meeting, the EGM and the receipt of all necessary regulatory approvals, the Court Hearing is expected to take place before the end of 2014. Each Fyffes Shareholder is entitled to be represented by counsel or a solicitor (at his or her own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme. The Irish High Court also has discretion to hear from interested parties.

4.4 Forms of Proxy

Scheme Shareholders have been sent a Form of Proxy for the Court Meeting, and Fyffes Shareholders have been sent a Form of Proxy for the EGM, respectively. Scheme Shareholders and Fyffes Shareholders are strongly urged to complete and return their Forms of Proxy, as soon as possible and, in any event, no later than 10:00 a.m. (Irish time) on 26 October 2014, in the case of the Form of Proxy for the Court Meeting, and no later than 10:30 a.m. (Irish time) on 26 October 2014, in the case of the Form of Proxy for the EGM. The Form of Proxy for the Court Meeting may also be handed to the Chairman of the Court Meeting, at the Court Meeting on 28 October 2014 and will still be valid. However, in the case of the EGM, the Form of Proxy will be invalid unless it is lodged so as to be received no later than 10:30 a.m. (Irish time) on 26 October 2014.

4.5 Voting Your Ordinary Shares

Scheme Shareholders or Fyffes Shareholders, as applicable, may vote by proxy or in person at the Court Meeting and EGM. A proxy need not be a Fyffes Shareholder. Fyffes recommends that Scheme Shareholders and Fyffes Shareholders submit their proxies even if they plan to attend either or both special meetings. If Scheme Shareholders or Fyffes Shareholders vote by proxy, they may change their vote, among other ways, if they attend and vote at the special meetings.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

If a Scheme Shareholder or Fyffes Shareholder properly completes, signs, dates and returns a Form of Proxy, such shareholder’s shares will be voted in accordance with his, her or its instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If such shareholder signs and returns his, her or its Form of Proxy appointing the Chairman of the meeting as his, her or its proxy but does not provide any instructions as to how the proxy is to vote on a resolution, such shares will be voted with respect to such resolution in accordance with the recommendations of the Fyffes board of directors.

To be valid, Forms of Proxy, which are completed under hand, must be duly signed and lodged with Fyffes registrar, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Sandyford, Dublin 18 by no later than 48 hours before the time set for the applicable meeting or, for the Court Meeting only, handed to the Chairman of the Court Meeting prior to the start of the Court Meeting and, if applicable, must be accompanied by the power of attorney or such other authority (if any) under which they are signed (or a certified copy of such power or authority). Alternatively, a Scheme Shareholder or Fyffes Shareholder may appoint a proxy or proxies electronically by logging on to the website of the registrars, Computershare Investor Services (Ireland) Limited: at www.computershare.ie. Shareholders will be asked to enter their Shareholder Reference Number and PIN Number as printed on their Form of Proxy and agree to certain conditions.

4.6 Voting by CREST Members

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the EGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with Euroclear UK & Ireland Limited

94

(“EUI”)’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

5.	STRUCTURE OF SCHEME

It is proposed that, pursuant to the provisions of the Scheme, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and the Transfer Shares will be transferred to ChiquitaFyffes in accordance with the terms of the Scheme.

The reserve arising from the cancellation of the Cancellation Shares will be capitalized and used to issue fully paid New Fyffes Shares to ChiquitaFyffes in place of the Cancellation Shares cancelled pursuant to the Scheme. Following the effective time, Fyffes will be a wholly owned subsidiary of ChiquitaFyffes.

6.	BOARD, MANAGEMENT AND EMPLOYEES

6.1 Generally

Upon the Scheme becoming effective, the Fyffes directors shall resign from the board of Fyffes as ChiquitaFyffes may determine to be replaced by such persons as ChiquitaFyffes may nominate with the approval of Fyffes and Chiquita. Also upon the Scheme becoming effective, Chiquita and Fyffes will have the right to appoint six directors each to the board of directors of ChiquitaFyffes with an additional director appointed with the mutual consent of Chiquita and Fyffes. See “The Combination — Board of Directors and Management after the Combination” beginning on page 112 of the proxy statement/prospectus.

6.2 Indemnification and Insurance

Indemnification rights in favor of each of the former and present directors and officers of Fyffes are included in Fyffes articles of association.

Pursuant to the Transaction Agreement, ChiquitaFyffes and Fyffes have agreed to the continuation of certain existing indemnification rights in favor of each of the former and present directors and officers and employees of Fyffes.

6.3 Employment and Benefits Matters

(a)	The Transaction Agreement provides that for a period of one year following the effective time, ChiquitaFyffes will (i) provide to each Fyffes employee and each Chiquita employee no less favorable terms and conditions of employment (excluding any severance benefit) than such Fyffes or Chiquita employee received immediately before the effective time, (ii) provide any Fyffes or Chiquita employee whose employment terminates during the one-year period following the effective time with severance benefits (net of any statutorily required severance) that are no less favorable

95

than the severance benefits which would have applied to such Fyffes or Chiquita employee (if any) immediately prior to the effective time, and (iii) observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable law, that govern the employment of any Fyffes employees or Chiquita employees.
(b)	The Transaction Agreement also contains customary provisions providing for the granting of service credit for the purposes of participation by Fyffes employees or Chiquita employees in any ChiquitaFyffes benefit plans.
(c)	Finally, ChiquitaFyffes acknowledges that the consummation of the Combination will constitute a “change of control” (or similar phrase) under the Fyffes option scheme.
7.	FYFFES EQUITY AWARD HOLDERS

7.1 Treatment of Fyffes Options

At the effective time, each outstanding option to purchase Fyffes ordinary shares will be converted into an option to purchase, on the same terms and conditions (provided that each such converted option shall be fully vested as to performance-based conditions but will remain subject to any time-based conditions to exercise) as were applicable to such option immediately prior to the effective time, a number of ChiquitaFyffes ordinary shares determined by multiplying (a) the number of Fyffes ordinary shares subject to the option immediately prior to the effective time by (b) 0.1113, at a per share exercise price (rounded up to the nearest whole cent) determined by dividing (x) the per share exercise price of such Fyffes option immediately prior to the effective time by (y) 0.1113 (rounded down to the nearest whole share). All fractional entitlements with respect to Fyffes ordinary shares subject to options will be disregarded.

To the extent necessary, in the determination of Chiquita and Fyffes, to minimise the risk that such treatment described in the preceding paragraph might cause there to be a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options as is necessary to prevent that from occurring. In light of this cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes. In accordance with the terms of the Fyffes 2007 Share Option Scheme, as amended in connection with the Combination, no Fyffes options may be exercised until seven days following consummation of the Combination. A committee of the Fyffes board of directors may, with the prior written consent of a committee composed of one representative from Fyffes and one representative from Chiquita, waive, subject to the limitations contained in the Transaction Agreement, the restriction described in the preceding sentence in respect of all or some Fyffes options.

7.2 Treatment of Fyffes Short Term Incentive Plan

Subject to the approval of the Panel, any awards vested under the Fyffes short term incentive plan shall be paid in cash within one month following the date of vesting and there shall be no deferral of any part of the award into Fyffes Shares.

8.	THE FYFFES DIRECTORS AND EXECUTIVE OFFICERS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS

In considering the recommendation of the Fyffes board of directors, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed Combination that may be different from, or in addition to, the interests of Fyffes shareholders generally. These interests are described in more detail and quantified below. Save as described below, the effect of the Scheme on the interests of the directors of Fyffes does not differ from its effect on the like interests of other persons. The Fyffes board of directors was aware of these interests and considered them when it evaluated, negotiated and approved the Transaction Agreement and in making its recommendations to the shareholders of Fyffes.

96

8.1 Equity Interests

(a)	The interests of the directors of Fyffes in the share capital of Fyffes and in the Fyffes Share Option Schemes are set out in paragraphs 5.2(a) and 5.2(b) of Part 4 of the proxy statement/prospectus and remain unaltered since the date of this supplement.
(b)	Pursuant to the Transaction Agreement, the equity awards held by the directors of Fyffes will be treated as described in the preceding paragraph 7 captioned “Fyffes Equity Award Holders”.
(c)	David McCann is one of the sons of Mrs. Mary McCann who has indirect control of the corporation which is the majority shareholder of Balkan Investment Company. Balkan Investment Company and certain of its subsidiaries hold 37,238,334 ordinary shares in Fyffes. Mrs. Mary McCann owns 1,000 ordinary shares in Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, These shareholdings represent an aggregate beneficial ownership of 12.8% of Fyffes.

8.2 Individual Agreements

(a)	The Transaction Agreement provides that upon the Scheme becoming effective and to the extent such individuals continue to serve as officers of Fyffes, ChiquitaFyffes shall take all actions as may be necessary to appoint the following individuals to the respective positions indicated below:

David McCann	Chief Executive Officer
Tom Murphy	Chief Financial Officer
Coen Bos	Chief Operating Officer — Fresh Fruit

The Transaction Agreement provides that ChiquitaFyffes shall offer employment, effective as of the Scheme becoming effective, to David McCann, Tom Murphy and Coen Bos. The terms of these offers are described on pages 107 and 108 of the proxy statement/prospectus.

(b)	The payment to Fyffes executive officers of an annual bonus with respect to 2014 at the target level of performance (if the Combination is completed in 2014) or the payment to Fyffes executive officers of an annual bonus with respect to 2015 at the target level of performance if the Combination is completed in 2015, in which case the 2014 bonus will be based on actual achievement of the applicable 2014 target level of performance.
(c)	Save as disclosed above the total emoluments receivable by the directors of Fyffes will not be varied automatically as a consequence of the Combination.

8.3 Indemnification and Insurance

Pursuant to the terms of the Transaction Agreement, the current and former directors and executive officers of Fyffes or any of its subsidiaries will be entitled to certain ongoing indemnification and coverage for six years after the effective time. See “The Transaction Agreement — Covenants and Agreements —  Directors’ and Officers’ Indemnification and Insurance” beginning on page 150 of the proxy statement/prospectus.

9.	TAXATION

This is a summary of the material Irish and UK tax considerations for Irish Holders (as defined below) and UK Holders (as defined below) respectively in respect of the receipt of ChiquitaFyffes ordinary shares under the Scheme based on Irish and UK taxation laws and our understanding of the practices of the Irish Revenue Commissioners and HM Revenue & Customs currently in force in Ireland and the UK and may be subject to change. It deals with Irish and UK Holders who beneficially own their Fyffes ordinary shares as an investment. Particular rules not discussed below may apply to certain classes of taxpayers holding Fyffes ordinary shares, such as dealers in securities, collective investment schemes, insurance companies, trusts, persons who hold more than 5 per cent of the share capital or voting rights of Fyffes, persons who have acquired Fyffes ordinary shares by reason of their, or another’s employment, etc. Scheme Shareholders should consult their professional advisers on the tax implications of the Scheme under the laws of their country of residence, citizenship or domicile. If you

97

are in doubt as to your tax position or are subject to tax in a jurisdiction other than Ireland or the UK, you should consult an appropriate professional adviser without delay.

9.1 Irish Taxation for Scheme Shareholders

This summary applies to Scheme Shareholders of Fyffes ordinary shares that (i) beneficially own Fyffes Shares; and (a) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland for the purposes of Irish tax law; or (b) in the case of holders that are companies, are resident in Ireland for the purposes of Irish tax law; and (ii) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland (“Irish Holders”).

For the purposes of Irish taxation of capital gains and corporation tax on chargeable gains (as appropriate) (“Irish CGT”):

(a)	the receipt of ChiquitaFyffes ordinary shares pursuant to the Scheme should be treated as a reorganisation of the Fyffes share capital;
(b)	the effect should be that an Irish Holder’s holding of ChiquitaFyffes ordinary shares received pursuant to the Scheme should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Fyffes ordinary shares held by that Irish Holder immediately prior to the Scheme;
(c)	the sale, on behalf of relevant Irish Holders, of fractional entitlements may constitute a part disposal for CGT purposes and a liability to CGT may arise. However, where the relevant amount involved is small and the Irish Holder agrees, the amount of any payment received by the Irish Holder may be deducted from the base cost of the ChiquitaFyffes ordinary shares received pursuant to the Scheme; and
(d)	Fyffes shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their Fyffes ordinary shares, or on receipt of ChiquitaFyffes ordinary shares pursuant to the Scheme.

9.2 UK Taxation for Scheme Shareholders

This summary applies to holders of Fyffes ordinary shares that (i) beneficially own Fyffes Shares; and (a) in the case of individual holders, are resident and domiciled in the UK for the purposes of UK tax law; or (b) in the case of holders that are companies, are resident in UK for the purposes of UK tax law; and (ii) are not considered resident in any country other than the UK for the purposes of any double taxation agreement entered into by the UK (“UK Holders”).

Taxation of Income

The Scheme should not be treated as involving a distribution subject to UK tax as income.

Taxation of Chargeable Gains

The Scheme should be treated as a scheme of reconstruction for the purposes of UK taxation of chargeable gains. Accordingly, a UK Holder owning 5 per cent or less of the issued share capital of Fyffes who receives ChiquitaFyffes ordinary shares pursuant to the Scheme should be treated as not having made a disposal of Fyffes Shares. Instead, “roll over” treatment should apply, which means that the ChiquitaFyffes ordinary shares should be treated as the same asset as the Fyffes Shares in respect of which they are issued and treated as acquired at the same time as those Fyffes Shares, and for the same acquisition cost.

A subsequent disposal of ChiquitaFyffes ordinary shares may, depending on the UK Holder’s circumstances, give rise to a liability to UK taxation of chargeable gains.

The sale, on behalf of relevant UK Holders, of fractional entitlements may constitute a part disposal for purposes of UK taxation of chargeable gains and a liability to Capital Gains Tax or corporation tax on chargeable gains may arise. However, where the relevant amount is small as compared with the value of

98

the ChiquitaFyffes ordinary shares held by the UK Holder, the amount of any payment received by the UK Holder should be deducted from the base cost of the ChiquitaFyffes ordinary shares received pursuant to the Scheme.

Transactions in Securities

Although no application for clearance has been made to HM Revenue & Customs under section 701 of the Income Tax Act 2007 in respect of the Scheme, UK Holders should not be subject to a counteracting tax assessment under the transactions in securities rules in sections 682 et seq. of the Income Tax Act 2007 by reference to the Scheme.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or SDRT should be payable by UK Holders on the issue of the ChiquitaFyffes ordinary shares or the cancellation of the Fyffes Shares.

9.3 Miscellaneous

No Irish stamp duty should be payable by Scheme Shareholders on the issue of the ChiquitaFyffes Shares or the cancellation of the Fyffes ordinary shares.

Any holder of Fyffes Shares who has any doubt about his own taxation position or who is subject to taxation in any jurisdiction other than Ireland is strongly recommended to consult his or her independent professional adviser immediately.

Scheme Shareholders should also refer to “Tax Consequences of the Combination” beginning on page 121 of the proxy statement/prospectus for a description of the material Irish and UK tax consequences of the Combination.

10.	SETTLEMENT, LISTING AND DEALINGS

If the Scheme is approved by the High Court, a request will be made to the Irish Stock Exchange and the London Stock Exchange to cancel the trading in Fyffes Shares on the ESM and AIM respectively with effect from the close of business on the business day immediately prior to the Effective Date. The last day of dealings in Fyffes Shares on the Irish Stock Exchange and the London Stock Exchange will be the last business day before the Effective Date. No transfers of Fyffes Shares (other than transfers to ChiquitaFyffes) will be registered after the Scheme Record Time. Upon the Scheme becoming effective, share certificates in respect of Fyffes Shares will cease to be of value and should, if so requested by Fyffes or its agents, be sent to Fyffes for cancellation. ChiquitaFyffes has appointed the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration to Scheme Shareholders. The ChiquitaFyffes ordinary shares are expected to be listed on the New York Stock Exchange under the symbol “CQF.” ChiquitaFyffes is also in discussions with the Irish Stock Exchange regarding the possibility of obtaining a secondary listing for the ChiquitaFyffes ordinary shares on a market operated by the Irish Stock Exchange.

10.1 Consideration

Subject to the Scheme becoming effective, settlement of the consideration to which any Scheme Shareholder is entitled under the Combination will be effected within 14 days of the Effective Date by ChiquitaFyffes allotting and issuing the ChiquitaFyffes Consideration Shares to or for the benefit of the persons entitled thereto, unless otherwise properly directed by the person entitled thereto.

10.2 Fyffes shares in uncertificated form

Where, at the Scheme Record Time, a Fyffes Shareholder holds Fyffes Shares in uncertificated form, the ChiquitaFyffes Consideration Shares to which such Fyffes Shareholder is entitled will, except as specified below, be deposited in DTC and allotted and issued to Cede & Co for the benefit of the persons entitled thereto, save that ChiquitaFyffes reserves the right to settle all or any part of the ChiquitaFyffes Consideration Shares referred to in this paragraph 10.2 for all or any Fyffes Shareholder(s) in the manner referred to in paragraph 10.3 below, if, for any reason, it wishes to do so.

99

10.3 Fyffes shares in certificated form

Where, at the Scheme Record Time, a Fyffes Shareholder holds Fyffes Shares in certificated form, settlement of any ChiquitaFyffes Consideration Shares will be settled as follows:

(a)	Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Permitted Jurisdiction will be mandatorily entered into the CSN Facility unless they opt out. The Corporate Nominee will be the holder of record in respect of the ChiquitaFyffes Consideration Shares which will be deposited in DTC in respect of such Fyffes Shareholders and the Corporate Nominee will hold such ChiquitaFyffes Consideration Shares in accordance with the terms of the CSN Facility.
(b)	Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Restricted Jurisdiction will, to the extent permissible in accordance with applicable Law and not (in the reasonable opinion of Chiquita and Fyffes) unduly onerous for any reason, be issued ChiquitaFyffes Consideration Shares directly or, if not permissible or if unduly onerous, have their ChiquitaFyffes Consideration Shares sold and the proceeds net of dealing costs remitted to them.

10.4 Fyffes shares held through the Fyffes APSS

Fyffes Shares which are held through the Fyffes APSS will be mandatorily entered into the CSN Facility. The CSN will be the holder of record in respect of the ChiquitaFyffes Consideration Shares which will be deposited in DTC in respect of the Fyffes Shares held through the Fyffes APSS and the CSN will hold such ChiquitaFyffes Consideration Shares in accordance with the terms of the CSN Facility.

10.5 General

(a)	Fractional entitlements to ChiquitaFyffes Consideration Shares will be aggregated and sold in the market by the Exchange Agent with any sale proceeds being distributed in cash pro rata to the Scheme Shareholders whose fractional entitlements have been sold.
(b)	Except where a valid election has been made for payment to be made in euro, all payments shall be made in U.S. dollars ($). Where a valid election has been made for payment to be made in euro, the amount of the payment shall be calculated by reference to an appropriate exchange rate as determined by ChiquitaFyffes (less any fees for conversion).
(c)	ChiquitaFyffes has confirmed that, except as provided for in the Scheme or otherwise with the consent of the Panel, any payment that a Fyffes Shareholder is entitled to receive from ChiquitaFyffes will be implemented in full without regard to any lien, right of set-off, counterclaim or other analogous right to which ChiquitaFyffes may be, or claim to be, entitled against any such Fyffes Shareholder.
(d)	All documents and remittances sent to Scheme Shareholders (or in accordance with their directions) will be dispatched at their own risk.
(e)	Unless a valid election has been made for payment to be made in euro, it is intended that all cheques issued by the Exchange Agent shall be drawn on a bank designated by ChiquitaFyffes. Where a valid election has been made for payment to be made in euro, cheques issued by the Exchange Agent shall be drawn on a clearing bank in Ireland.

10.6 Certain Effects of the Scheme

At the completion of the Combination, which is expected in the last quarter of 2014, Chiquita and Fyffes will be combined under a new company incorporated in Ireland, where Fyffes is incorporated today, that will be named ChiquitaFyffes plc. ChiquitaFyffes Ordinary Shares allotted and issued to former Scheme Shareholders will rank equally in all respects with the existing ChiquitaFyffes Ordinary Shares and will be entitled to receive any dividends or other distributions declared or paid by ChiquitaFyffes in respect of ChiquitaFyffes Ordinary Shares with a record date on or after the date of their issue. Accordingly, former Scheme Shareholders will have an opportunity to share in the future earnings, dividends or growth, if any, of ChiquitaFyffes.

100

11.	OVERSEAS SHAREHOLDERS

As regards overseas shareholders, the Combination may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This explanatory statement has been prepared for the purposes of complying with the laws of Ireland and the Irish Takeover Rules, and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Ireland.

Overseas shareholders are encouraged to consult their local tax advisor.

12.	ACTION TO BE TAKEN

Please refer to “Update to Questions and Answers Regarding the Combination and the Special Meetings” beginning on page 1 of this supplement for a summary of the actions to be taken.

13.	FURTHER INFORMATION

Your attention is drawn to the conditions and further terms of the Combination set out in the remaining parts of this document, all of which form part of this document.

101

PART 3 — THE SCHEME OF ARRANGEMENT
(As modified by an Order of the Irish High Court dated 1 September 2014 and as further modified by an Order of the Irish High Court dated 10 October 2014)

No. 2014/368 COS (2014/119 COM)

THE HIGH COURT
IN THE MATTER OF FYFFES PLC
AND IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2013
SCHEME OF ARRANGEMENT
(UNDER SECTION 201 OF THE COMPANIES ACT 1963)
BETWEEN
FYFFES PUBLIC LIMITED COMPANY
AND
THE HOLDERS OF THE SCHEME SHARES
(AS HEREINAFTER DEFINED)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act,” the Company Act 1963;

“Business Day,” any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorized or required by law or executive order to be closed;

“Cancellation Record Time,” 10:00 p.m. (Irish time) on the day before the Irish High Court hearing to sanction the Scheme;

“Cancellation Shares,” any Fyffes Shares in issue before the Cancellation Record Time, but excluding, in any case, the Transfer Shares, the Designated Shares and the Treasury Shares;

“Certificated Holder(s),” a Fyffes Shareholder (other than those with a registered address in the United States or in any other CSN Restricted Jurisdiction) who holds his Fyffes Shares in certificated form;

“Chiquita,” Chiquita Brands International Inc., a company incorporated in New Jersey, United States of America;

“ChiquitaFyffes,” ChiquitaFyffes public limited company, a public limited company incorporated in Ireland with registered number 540116 and having its registered office at Riverside One, Sir John Rogerson’s Quay, Dublin 2;

“ChiquitaFyffes Consideration Shares,” the ChiquitaFyffes Ordinary Shares proposed to be issued and credited as fully paid to Scheme Shareholders pursuant to the Scheme and forming the Scheme Consideration;

“ChiquitaFyffes Ordinary Shares,” the ordinary shares of US$0.01 each in the capital of ChiquitaFyffes;

“Circular,” the document dated August 6, 2014 on a registration statement on Form S-4, as supplemented by the document dated October 10, 2014 of which this Scheme forms part, each as sent by Fyffes to Fyffes Shareholders (and for information purposes only, to Fyffes Equity Award Holders);

“Code,” means the U.S. Internal Revenue Code of 1986, as amended;

“Combination,” the proposed combination of Chiquita and Fyffes to create ChiquitaFyffes pursuant to the Scheme and the Merger;

“Corporate Nominee,” the company appointed by ChiquitaFyffes to hold ChiquitaFyffes Consideration Shares on behalf of Scheme Shareholders who hold their Fyffes Shares in certificated form;

“Court Meeting,” the meeting or meetings of the Scheme Shareholders (and any adjournment thereof) convened by order of the Irish High Court pursuant to Section 201 of the Act to consider and, if thought fit, sanction the Scheme (with or without amendment);

102

“Court Order,” the order or orders of the Irish High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of share capital which forms part of it under Sections 72 and 74 of the Act;

“CREST,” the relevant system (as defined in the CREST Regulations) in respect of which EUI is the Operator (as defined in the CREST Regulations);

“CREST Manual,” the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, CREST CCSS Operations Manual, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);

“CREST Regulations,” the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996 of Ireland), as from time to time amended;

“CSN Facility,” the facility under which the CSN holds ChiquitaFyffes Ordinary Shares on behalf of holders of Certificated Holders and provides certain other services;

“CSN Permitted Jurisdiction,” each jurisdiction which is agreed with the Exchange Agent to be a jurisdiction in which participation in the CSN Facility is permitted;

“CSN Restricted Jurisdiction,” any jurisdiction that is not a CSN Permitted Jurisdiction;

“Designated Shares,” means the seven Fyffes Shares to be held by nominees appointed by ChiquitaFyffes on behalf of ChiquitaFyffes, in each case from a date prior to the date on which the Court Meeting is held;

“DTC,” The Depositary Trust Company;

“EUI,” Euroclear UK & Ireland, Limited;

“Effective Date,” the date on which this Scheme becomes effective in accordance with its terms;

“Exchange Agent,” a company appointed by ChiquitaFyffes (and reasonably acceptable to Fyffes) to act as exchange agent for the settlement of the ChiquitaFyffes Consideration Shares;

“Extraordinary General Meeting” or “EGM,” the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Forms of Proxy,” the Form of Proxy for the Court Meeting, and the Form of Proxy for the EGM, as the context may require;

“Fyffes,” Fyffes plc incorporated in Ireland with registered number 73342 and having its registered address at 29 North Anne Street, Dublin 7, Ireland;

“Fyffes Exchange Fund,” all ChiquitaFyffes Consideration Shares deposited with the Exchange Agent pursuant to Clause 4.1;

“Fyffes Equity Award Holders,” the holders of Fyffes Options and/or Fyffes Share Awards;

“Fyffes Option,” an option to subscribe for Fyffes Shares;

“Fyffes Share Award,” any award denominated in Fyffes Shares, other than a Fyffes Option;

“Fyffes Shareholders,” the holders of Fyffes Shares;

“Fyffes Shares,” the ordinary shares of €0.06 each in the capital of Fyffes;

“Holder,” in relation to any Fyffes Share, the Member whose name is entered in the Register of Members as the holder of the share, and “Joint Holders” shall mean the Members whose names are entered in the Register of Members as the joint holders of the share, and includes any person(s) entitled by transmission;

“Irish High Court,” the High Court of Ireland;

103

“Members,” members of Fyffes on its Register of Members at any relevant date (and each a “Member”);

“Merger,” the merger of Chicago Merger Sub, Inc. with and into Chiquita;

“New Fyffes Shares,” the ordinary shares of €0.06 each in the capital of Fyffes to be issued credited as fully paid up to ChiquitaFyffes or its nominee (to be held on bare trust);

“Reduction of Capital,” the reduction of the share capital of Fyffes by the cancellation of the Cancellation Shares to be effected as part of the Scheme as referred to in Clause 1.1 of this Scheme;

“Register of Members,” the register of members maintained by Fyffes pursuant to the Act;

“Registrar,” the Registrar of Companies in Dublin, Ireland;

“Restricted Jurisdiction,” any jurisdiction in relation to which Fyffes is advised that the release, publication or distribution of the Circular or the related Forms of Proxy or the allotment and issue of ChiquitaFyffes Consideration Shares, would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality that Fyffes is unable to comply with or regards as unduly onerous to comply with;

“Restricted Overseas Shareholder,” a Scheme Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organization, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any Scheme Shareholder whom Fyffes believes to be in, or resident in, a Restricted Jurisdiction;

“Scheme” or “Scheme of Arrangement,” the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act with or subject to any modifications, additions or conditions approved or imposed by the Irish High Court and agreed to by Chiquita, ChiquitaFyffes and Fyffes;

“Scheme Consideration,” the ChiquitaFyffes Consideration Shares;

“Scheme Record Time,” 10:00 p.m. (Irish time) on the day before the Effective Date;

“Scheme Shareholder,” a Holder of Scheme Shares;

“Scheme Shares,” the Cancellation Shares and the Transfer Shares;

“Transfer Shares,” Fyffes Shares issued at or after the Cancellation Record Time and before the Scheme Record Time excluding, for the avoidance of doubt, the Designated Shares and Treasury Shares;

“Treasury Shares,” any shares held in Fyffes by Fyffes and/or any of its subsidiaries;

“Uncertificated” or “in uncertificated form,” recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST;

“UK CREST,” the relevant system (as defined in the UK Regulations) in respect of which EUI is the Operator (as defined in the UK Regulations);

“UK Regulations,” the Uncertificated Securities Regulations 2001 (SI 2001/3755) of the United Kingdom;

“US” or “United States,” the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US$,” “$” or “USD,” United States dollars, the lawful currency of the United States of America;

“Voting Record Time,” 6.00 p.m. (Irish time) on October 26, 2014, or if the Court Meeting is adjourned, 6.00 p.m. (Irish time) on the day two days before the day set for the adjourned meeting;

and references to Clauses are to Clauses of this Scheme.

(B)	The authorized share capital of Fyffes at the date of this Scheme is €45,000,000 divided into

104

750,000,000 ordinary shares of €0.06 each. As of August 4, 2014, 297,659,807 Fyffes Shares in the share capital of Fyffes (excluding Treasury Shares) have been issued and are credited as fully paid and the remainder are unissued.
(C)	As of the close of business on the date of the Cancellation Record Time, ChiquitaFyffes (and/or its nominees) owned the Designated Shares.
(D)	Chiquita and ChiquitaFyffes have agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit thereto. Chiquita, Fyffes and ChiquitaFyffes undertake to the Irish High Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or them for the purpose of giving effect to this Scheme.
(E)	Fyffes will cancel all Treasury Shares on or prior to the Effective Date in accordance with Part XI of the Companies Act 1990.

THE SCHEME

1.	Cancellation of the Cancellation Shares
1.1	Pursuant to sections 72 and 201 of the Act and Article 49 of the articles of association of Fyffes, the issued share capital of Fyffes shall be reduced by cancelling and extinguishing all of the Cancellation Shares without thereby reducing the authorized share capital of Fyffes.
1.2	Forthwith and contingently upon the Reduction of Capital taking effect:
(a)	the issued share capital of Fyffes shall be increased to its former amount by the allotment and issue to ChiquitaFyffes or its nominee (to be held on bare trust) of such number of New Fyffes Shares in the capital of Fyffes as shall be equal to the number of Cancellation Shares, with each such New Fyffes Share having the same rights as the Cancellation Shares so cancelled; and
(b)	the reserve arising in the books of account of Fyffes as a result of the said Reduction of Capital shall be capitalised and applied in paying up in full at par the New Fyffes Shares allotted pursuant to Clause 1.2(a), which shall be allotted and issued credited as fully paid to ChiquitaFyffes or its nominee (to be held on bare trust).
1.3	New Fyffes Shares allotted and issued to ChiquitaFyffes or its nominee (to be held on bare trust) pursuant to Clause 1.2(b) shall be credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.
2.	Acquisition of Transfer Shares

Contingently upon and immediately following the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Fyffes Shares referred to in Clause 1.2(a) of this Scheme and the registration of such New Fyffes Shares in the name of ChiquitaFyffes or its nominee (to be held on bare trust for ChiquitaFyffes), ChiquitaFyffes shall automatically, and without any further action required, acquire the Transfer Shares (including the legal and beneficial interest therein) of each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Transfer Shares fully paid, free from all liens, equities, charges, encumbrances and other interests and together with all and any rights at the date this Scheme becomes effective or thereafter attached thereto including voting rights and the right to receive and retain in full all dividends and other distributions declared, paid or made thereon, on or after the Effective Date.

105

3.	Consideration for the Cancellation Shares, the Transfer Shares and the allotment of the New Fyffes Shares
3.1	In consideration for the cancellation of the Cancellation Shares pursuant to Clause 1.1, the transfer of the Transfer Shares pursuant to Clause 2 and the allotment and issue of the New Fyffes Shares as provided in Clause 1.2, ChiquitaFyffes shall allot and issue credited as fully paid, in accordance with the provisions of Clause 4 below, for the benefit of each Scheme Shareholder (as appearing on the Register of Members at the Scheme Record Time):

for each Scheme Share: 0.1113 of a ChiquitaFyffes Consideration Share.

The ChiquitaFyffes Consideration Shares shall rank equally in all respects with the existing or to-be-issued ChiquitaFyffes Consideration Shares and shall be entitled to receive any dividends or other distributions declared or paid by ChiquitaFyffes in respect of ChiquitaFyffes Consideration Shares with a record date on or after the date of their issue.

3.2	Except as may be specified, the ChiquitaFyffes Consideration Shares will be deposited in DTC.
3.3	None of Chiquita, ChiquitaFyffes or Fyffes shall be liable to any Scheme Shareholder for any cash payment, dividends or distributions with respect to Scheme Shares delivered to a public official in compliance with any abandoned property, escheat or law permitting attachment of money or property or similar law.
3.4	Any dividends and other distributions payable before the Effective Date in respect of any Cancellation Shares or any Transfer Shares shall accrue to the benefit of the relevant Scheme Shareholders by reference to the record date for such dividend or distribution.
4.	Settlement of Consideration
4.1	Not later than 14 days after the Effective Date, the ChiquitaFyffes Consideration Shares shall be allotted and issued to or for the benefit of the Scheme Shareholders credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever. Chiquita has appointed the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration. For this purpose, ChiquitaFyffes shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Scheme Shareholders evidence of shares in book-entry form representing the aggregate ChiquitaFyffes Consideration Shares.
4.2	ChiquitaFyffes shall allot and issue the ChiquitaFyffes Consideration Shares which it is required to allot and issue to or for the benefit of the persons entitled thereto in accordance with Clause 3.1, unless otherwise properly directed by the person entitled thereto.
4.3	Any portion of the Fyffes Exchange Fund which has not been transferred to Scheme Shareholders as of the one-year anniversary of the Effective Date shall be delivered to ChiquitaFyffes or its designee, upon demand, and the ChiquitaFyffes Consideration Shares included therein shall be sold at the best price reasonably obtainable at the time. Any Scheme Shareholder who has not informed the Exchange Agent of its chosen method of delivery of the ChiquitaFyffes Consideration Shares prior to the one-year anniversary of the Effective Date shall thereafter look only to ChiquitaFyffes for payment of such holder’s claim for the ChiquitaFyffes Consideration Shares (subject to abandoned property, escheat or other similar applicable Laws).
4.4	None of Chiquita or Fyffes or ChiquitaFyffes or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any ChiquitaFyffes Consideration Shares (or dividends or distributions with respect thereto) from the Fyffes Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

106

4.5	Each mandate in force on the Effective Date relating to the payment of dividends or other distributions on any Scheme Shares and other instructions given to Fyffes by Holders shall, unless notice of revocation of such instructions is received by the Exchange Agent prior to the Scheme Record Time, be deemed to be an effective mandate or instruction to ChiquitaFyffes to pay and dispatch the Scheme Consideration payable under Clause 2 in accordance with such mandate.
5.	Fractional Entitlements
5.1	The aggregate number of ChiquitaFyffes Consideration Shares to which a Scheme Shareholder is entitled under Clause 3 shall, in each case, be rounded down to the nearest whole number.
5.2	No fractional entitlement of a ChiquitaFyffes Consideration Share shall be allotted to any Scheme Shareholder but all fractions of ChiquitaFyffes Consideration Shares to which Scheme Shareholders would otherwise be entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in dollars) to the relevant Scheme Shareholders in accordance with what otherwise would have been their respective fractional entitlements.
5.3	Payment of amounts to which a Scheme Shareholder is entitled under this Clause will be made no later than 14 days after the Effective Date:
(a)	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, by the delivery to the holder of a cheque for the relevant amount payable in accordance with this Clause 5 of the Scheme; or
(b)	in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, by ChiquitaFyffes ensuring that an assured payment obligation in respect of the relevant sum payable to the holder is created in accordance with the CREST assured payment arrangements, provided that ChiquitaFyffes reserves the right to make payment of the said sums by cheque if, for any reason, it wishes to do so.
5.4	All despatches of cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of Fyffes at the Scheme Record Time (or, in the case of joint holders, at the registered address as appearing in the said register at such time of that one of the joint holders whose name then stands first in the said register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither Fyffes nor ChiquitaFyffes shall be responsible for any loss or delay in the transmission of any cheques sent in accordance with this sub-clause, which shall be sent at the risk of the persons entitled thereto. All cheques shall be made payable to the holder or, in the case of joint holders, to the first named holder of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to the Company and ChiquitaFyffes for the moneys represented thereby. The provisions of this Clause shall take effect subject to any condition or prohibition imposed by law.
5.5	ChiquitaFyffes and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Scheme to any Scheme Shareholder such amounts as ChiquitaFyffes or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by ChiquitaFyffes or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Scheme as having been paid to the person to whom such consideration would otherwise have been paid.
6.	Certificates for Scheme Shares

With effect from the Effective Date:

6.1	All certificates representing Scheme Shares shall cease to have effect as documents of title to the shares comprised therein and every holder thereof shall be bound at the request of Fyffes to deliver up such certificate(s) to Fyffes or as it may direct;

107

6.2	EUI shall be instructed to disable the entitlements to Scheme Shares of Holders of Scheme Shares in uncertificated form.
7.	Restricted Jurisdiction and Restricted Overseas Shareholder
7.1	The provisions of Clauses 2, 3, 4, 5 and 6 shall be subject to any prohibition or condition imposed by law. Fyffes may in its sole discretion determine that the ChiquitaFyffes Consideration Shares will not be available in any Restricted Jurisdiction and/or that any Restricted Overseas Shareholder will not be entitled to require that the ChiquitaFyffes Consideration Shares be registered in his/her name with an address in such jurisdiction.
7.2	Notwithstanding the provisions of Clause 4, Scheme Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Restricted Jurisdiction will, to the extent permissible in accordance with applicable Law and not (in the reasonable opinion of Chiquita and Fyffes) unduly onerous for any reason, be issued ChiquitaFyffes Consideration Shares directly or, if not permissible or if unduly onerous, have their ChiquitaFyffes Consideration Shares sold and the proceeds net of dealing costs remitted to them.
7.3	Fyffes retains the right to permit the release, publication or distribution of the Circular or the Forms of Proxy to any Restricted Overseas Shareholder who satisfies Fyffes (in its sole discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction or require compliance with any governmental or other consent or any registration, filing or other formality that Fyffes is unable to comply with or regards as unduly onerous to comply with.
8.	The Effective Date
8.1	This Scheme shall become effective as soon as an office copy of the Court Order and a copy of the minutes required by Section 75 of the Act shall have been duly delivered by the Company to the Registrar for registration and registered by him, all of which deliveries shall be subject to Clause 8.3.
8.2	The Combination will be conditional upon the Scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, in certain circumstances if the only outstanding conditions relate to anti-trust approval of certain other conditions) or (in either case) earlier if required by the Panel or later if the parties agree and (if required) the Panel consents and (if required) the Irish High Court allows.
8.3	Fyffes, Chiquita and ChiquitaFyffes have agreed that in certain circumstances the necessary actions to seek sanction of this Scheme may not be taken.
9.	Modification

Fyffes, Chiquita and ChiquitaFyffes may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the Irish High Court may approve or impose.

10.	Costs

Fyffes is authorized and permitted to pay all of its costs and expenses relating to the negotiation, preparation, approval and implementation of this Scheme.

11.	Governing Law

The Scheme shall be governed by, and construed in accordance with, the laws of Ireland and Fyffes and the Scheme Shareholders hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

Scheme of Arrangement dated August 6, 2014, as modified on September 1, 2014 and as further modified on October 10, 2014.

108

PART 4 — ADDITIONAL INFORMATION
(as required under the Irish Takeover Rules)

1. Important

THIS SUPPLEMENT WHICH SUPPLEMENTS THE PROXY STATEMENT/PROSPECTUS DATED 6 AUGUST 2014 SHOULD BE READ IN CONJUNCTION WITH THAT PROXY STATEMENT/PROSPECTUS.

Unless the context otherwise requires, the definitions used in the proxy statement/prospectus also apply to this supplement.

2.	Responsibility
2.1	The directors of Chiquita accept responsibility for the information contained in this supplement, other than that relating to Fyffes, the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure such is the case), the information contained in this supplement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
2.2	The directors of Fyffes accept responsibility for the information contained in this supplement relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this supplement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
3.	Certain Financial Effects of the Scheme
3.1	The following table shows certain financial effects for a holder of Fyffes Shares should the Scheme become effective; in particular the effect on such shareholder’s capital and income position as a Fyffes shareholder. This table disregards any tax related matters. In particular, it disregards the tax consequences of holding Fyffes Shares and ChiquitaFyffes ordinary shares, as well as the tax consequences of the cancellation of Fyffes Shares should the Scheme become effective. This table is for illustrative purposes only and is made on the bases and assumptions set out in the notes below, assuming that the Scheme becomes effective.
(a)	Capital value

	Notes	$
Market value of a Fyffes Share	1	1.32
Market value of 0.1113 ChiquitaFyffes Shares	2	1.57
Increase in capital value		0.25
This represents an increase of approximately		18.9%
(b)	Gross income

	Notes	$
Gross dividend income from a Fyffes Share	3	0.027
Gross dividend from 0.1113 ChiquitaFyffes Shares	4,5	0
Increase in gross income		N/A
This represents an increase of approximately		N/A

Notes:

1.	Based on the closing share price of €1.05 per Fyffes Share on October 6, 2014, being the last practicable trading day prior to the printing of this supplement and a euro/US dollar exchange rate of 1.26.
2.	Based on the closing share price of $14.13 per Chiquita Share on October 6, 2014, being the last practicable trading day before the printing of this supplement.

109

3.	In respect of 2013 and based on a euro/US dollar exchange rate of 1.26.
4.	The gross dividend income from ChiquitaFyffes Shares is based on Chiquita’s historical dividend policy.
5.	ChiquitaFyffes does not expect to pay dividends for the foreseeable future. The determination to pay dividends in the future will be subject to the ongoing review of the board of directors of ChiquitaFyffes.
4.	Market Quotations

The following table shows the closing price of relevant Chiquita securities and relevant Fyffes securities as derived from the NYSE with respect to Chiquita and the ESM and AIM with respect to Fyffes (i) on the first dealing day in each of the six months prior to the date of this supplement; (ii) on March 7, 2014 (the last business day prior to the commencement of the Offer Period); and (iii) at the close of business on the latest practicable date prior to the printing of this supplement.

Date	Chiquita Shares of Common Stock	Fyffes Ordinary Shares (ESM)	Fyffes Ordinary Shares (AIM)
7 March 2014	$10.84	€0.890	€0.7500
1 April 2014	12.40	1.315	1.0850
1 May 2014	11.55	1.1840	0.9750
3 June 2014	10.24	1.1020	0.9050
1 July 2014	10.79	1.1600	0.9300
1 August 2014	9.59	1.07	0.8800
1 September 2014	13.90	1.04	0.8150
1 October 2014	13.95	1.0640	0.835
6 October 2014	14.13	1.05	0.835

5. Disclosure of interests and dealings in shares

5.1	For the purposes of this Part 4:
(a)	two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at:
(i)	either:
(A)	the acquisition by any one or more of them of securities in the relevant company concerned; or
(B)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or
(ii)	either:
(A)	acquiring control of the relevant company concerned; or
(B)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing in such securities;
(c)	connected fund manager means a fund manager controlled by, controlling or under the same control as Fyffes or (as the case may be) Chiquita or any bank or any financial or other professional advisor (including a stockbroker) which is acting in relation to the Combination for that company

110

(excluding a bank which is only providing normal commercial banking services or activities such as cash confirmation, the handling of acceptances and other registration work);
(d)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 per cent. or more of the voting rights in that company;
(e)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;
(f)	disclosure date means October 1, 2014, being the latest practicable date for shareholder and dealings information before the printing of this supplement;
(g)	disclosure period means the period commencing on 31 July 2014 (being the last practicable date for the shareholder and dealings information before the printing of the proxy statement/prospectus) and ending on the disclosure date;
(h)	exempt fund manager means a discretionary fund manager which has been recognized by the Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Panel of the withdrawal of such recognition;
(i)	exempt principal trader means a principal trader which is recognized by the Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Panel of the withdrawal of such recognition;
(j)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;
(i)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and
(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;
(k)	long position and short position:
(i)	a person shall be deemed to have a long position in a relevant security for the purposes of paragraph 5.1(j) if he or she directly or indirectly:
(A)	owns that security; or
(B)	has the right or option to acquire that security or to call for its delivery; or
(C)	is under an obligation to take delivery of that security; or
(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (A) to (C) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or
(F)	will be economically disadvantaged if the price of that security decreases, irrespective of:
(1)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and
(2)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

111

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

(ii)	a person shall be deemed to have a short position in a relevant security for the purposes of paragraph 5.1(j) if he or she directly or indirectly:
(A)	has the right or option to dispose of that security or to put it to another person; or
(B)	is under an obligation to deliver that security to another person; or
(C)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or, to the extent that none of sub-paragraphs (A) to (C) above apply to that person if he or she:

(D)	will be economically advantaged if the price of that security decreases; or
(E)	will be economically disadvantaged if the price of that security increases, irrespective of:
(1)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and
(2)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;
(l)	relevant Chiquita securities in relation to Chiquita shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:
(i)	equity share capital of Chiquita; and
(ii)	securities or any other instruments of Chiquita conferring on their holders rights to convert into or to subscribe for any securities of the foregoing category;
(m)	relevant Fyffes securities in relation to Fyffes shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:
(i)	securities of Fyffes which are the subject of the Scheme or which confer voting rights;
(ii)	equity share capital of Fyffes; and
(iii)	securities or any other instruments of Fyffes, conferring on their holders rights to convert into, or to subscribe for, any new securities of the foregoing categories; and
(n)	relevant securities means relevant Chiquita securities or relevant Fyffes securities, as appropriate, and relevant security shall be construed appropriately.
5.2	Interests and short positions in relevant Fyffes securities:
(a)	As at the close of business on the disclosure date, the Fyffes directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Fyffes securities (excluding options and other share awards which are disclosed in paragraph 5.2(b) below):

Name	Number of relevant Fyffes securities
David McCann	2,016,397
Coen Bos	25,000
Thomas G Murphy	637,346
Robert Johnston	7,000

112

Name	Number of relevant Fyffes securities
John Declan McCourt	50,000
James O’ Dwyer	50,000
Jim O’ Hara	0
(b)	As at the close of business on the disclosure date, the following options or awards over Fyffes shares had been granted to the following Fyffes directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Fyffes share plans and remained outstanding:

Options

Name	No. of shares under option	Exercise price	Expiration Date
David McCann	1,000,000	0.925	25 September 2017
	1,000,000	0.4525	5 September 2019
	800,000	0.483	30 September 2022
Coen Bos	500,000	0.925	25 September 2017
	600,000	0.4525	5 September 2017
	480,000	0.483	30 September 2022
Tom Murphy	400,000	0.925	25 September 2017
	600,000	0.4525	5 September 2019
	480,000	0.483	30 September 2022
(c)	As at the close of business on the disclosure date, the following subsidiaries of Fyffes were interested, or held short positions, in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
Fyffes Banana Processing Limited	5,075,000
(d)	As at the close of business on the disclosure date, the trustees of the following pension schemes in which Fyffes or any subsidiary of Fyffes participates, were interested, or held short positions, in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
Fyffes plc Employee Pension Scheme	446,054
(e)	As at the close of business on the disclosure date, neither Lazard (financial advisor to Fyffes) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Lazard) was interested, or held short positions, in any relevant Fyffes securities:
(f)	As at the close of business on the disclosure date, Davy Corporate Finance (corporate broker to Fyffes) (and persons (other than an exempt fund manager or exempt principal trader) controlling, controlled by, or under the same control as Davy Corporate Finance), was interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
Advance Investment Managers Ltd	23,000

113

(g)	As at the close of business on the disclosure date, the Balkan Investment Company and its related companies who have provided Chiquita with an irrevocable undertaking to vote at the Court Meeting in favour of the Scheme and at the Fyffes EGM in favour of the EGM Resolutions (as described in paragraph 7), were interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities	Notes
Balkan Investment Company and related companies	37,238,334	(1)(2)
(1)	Arnsberg Investment Company, which is a related party of Balkan Investment Company, owns 7.4% of the issued share capital of Fyffes which is included in the total for Balkan Investment Company above.
(2)	Mrs. Mary McCann (who is the mother of Mr. McCann) may be deemed to beneficially own these ordinary shares through her indirect control of the corporation which is the majority shareholder of Balkan Investment Company. She owns 1,000 ordinary shares in Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, for an aggregate beneficial ownership of 12.8%.
As at the close of business on the disclosure date, neither the Balkan Investment Company nor any of its related companies who have provided Chiquita with an irrevocable undertaking to vote at the Court Meeting in favour of the Scheme and at the Fyffes EGM in favour of the EGM Resolutions (as described in paragraph 7 of this Part 4 of this supplement) held any short positions in any relevant Fyffes securities.
(h)	As at the close of business on the disclosure date, The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust which has provided a letter of support to Fyffes in connection with the transaction (as described in paragraph 7), was interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
The Article 6 Marital Trust created under the First Amended and Restated Jerry Zucker Revocable Trust	39,034,612
5.3	Interests and short positions in relevant Chiquita securities:
(a)	As at close of business on the disclosure date, the Chiquita directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Chiquita securities (excluding options and other share awards which are disclosed in paragraph (b) below:

Name	Number of relevant Chiquita securities	Notes
Kerri B. Anderson	65,546	(1)
Edward F. Lonergan	142,618
Howard W. Barker, Jr.	70,812	(1)
Clare M. Hasler-Lewis	69,453	(1)
Craig E. Huss	6,086	(1)
Jeffrey N. Simmons	28,340
Steven P. Stanbrook	101,985
Ronald V. Waters III	11,239

Note:

(1)	The above table includes the following numbers of Chiquita Common Shares held as of September 30, 2014 under the Chiquita Directors’ Deferred Compensation Programme, these Chiquita Common Shares will be issued when the recipient cease to be a non-employee director of Chiquita: (i) Ms. Anderson — 2,479 Chiquita Common Shares; (ii) Mr. Barker — 60,812

114

Chiquita Common Shares; (iii) Dr. Hasler-Lewis — 63,857 Chiquita Common Shares; and (iv) Mr. Huss — 4,086 Chiquita Common Shares.
(b)	As at the close of business on the disclosure date, the following options or awards over Chiquita’s shares have been granted to the following Chiquita directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Chiquita share plans and remain outstanding:

Options

Name	No. of shares under option	Exercise price	Expiration Date	Note
Edward F. Lonergan	1,440,062	$7.68	8 October 2017	(1)

Note:

(1)	This number includes options to purchase 720,031 Chiquita Common Shares that will vest on 8 October 2014, provided that Mr. Lonergan is employed by Chiquita or a member of the ChiquitaFyffes board on the vesting date.

Restricted Stock Units

Name	No. of shares subject to awards	Notes
Edward F. Lonergan	194,945	(1)
Howard W. Barker, Jr.	10,051	(2)
Clare M. Hasler-Lewis	2,500	(2)
Steven P. Stanbrook	10,000	(2)

Notes:

(1)	This figure includes (i) a time-vested restricted stock unit award that will vest on October 8, 2014, and (ii) a time-vested stock unit award that will vest in three equal annual instalments on each of October 8, 2015, 2016 and 2017, provided in each case that Mr. Lonergan is employed by Chiquita or a member of the Chiquita/Fyffes board on the vesting date.
(2)	These figures include Restricted Stock Units for the following numbers of Chiquita Common Shares that are issuable when the recipient ceases to be a non-employee director: (i) Mr. Barker — 10,051 Chiquita Common Shares; (ii) Dr. Hasler-Lewis — 2,500 Chiquita Common Shares; and (iii) Mr. Stanbrook — 10,000 Chiquita Common Shares.
(c)	As at the close of business on the disclosure date, Goldman Sachs (financial adviser to Chiquita) and any person (other than exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as, Goldman Sachs, was interested, or held short positions, in the following relevant Chiquita Securities:

Chiquita Common Shares

Name	Number of relevant Chiquita securities
Goldman, Sachs & Co.	(273,824)
	(631) Equity Swap	(1)
	52,236 Borrow	(1)
	(70,920) Loan	(1)
Goldman Sachs Execution and Clearing, L.P.	(5,883)
Goldman Sachs Financial Markets, L.P.	5	(1)
	(5) Loan	(1)

115

Chiquita 4.25% Convertible Senior Notes Due 2016

Name	Par value of relevant securities
Goldman, Sachs & Co.	1,025,000

(1)	Represents a short position
(d)	As at the close of business on the disclosure date, Wells Fargo Securities, LLC (financial advisor to Chiquita) and any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as Wells Fargo Securities, LLC, was interested, or held short positions, in the following relevant Chiquita securities:

Chiquita Common Shares

Name	Number of relevant Chiquita securities
Wells Fargo Bank, NA	(20,916	)(1)

(1)	Represents a short position.

Chiquita 4.25% Convertible Senior Notes Due 2016

Name	Par value of relevant Chiquita securities
Wells Fargo Advisors, LLC	($45,000	)(1)

(1)	Represents a short position.
(e)	As at the close of business on the disclosure date, Lazard (financial advisor to Fyffes) and any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as Lazard was interested, or held short positions, in the following relevant Chiquita securities:

Chiquita 4.25% Convertible Senior Notes Due 2016

Name	Par value of relevant Chiquita securities
Lazard Asset Management LLC	$12,246,000
5.4	Dealings in relevant Chiquita securities
(a)	The dealings during the disclosure period in relevant Chiquita securities by the Chiquita directors or persons connected with them (within the meaning of the Irish Companies Act 1990) were as follows:

Name	Date of dealing	Nature of transaction	Number of relevant Chiquita securities	Price	Notes
Kerrii B. Anderson	9/30/2014	Acquisition of shares in payment of non-employee director compensation.	713	$14.20	(1)

(1)	These stock units are deferred in accordance with the Chiquita Directors’ Deferred Compensation Programme and will be issued when the participant ceases to be a non-employee director of Chiquita. Each unit represents one Chiquita share.

116

(b)	The dealings during the disclosure period in relevant Chiquita securities by Goldman Sachs (financial advisor to Chiquita) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Goldman Sachs were as follows:

Chiquita Common Shares

Date of dealings (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range
01/08/2014	Loan	6,412
	Purchase	32,823	$9.56	$9.63
	Sale	24,637	$9.56	$9.63
04/08/2014	Borrow	100
	Loan	165,853
	Purchase	33,403	$9.55	$9.77
	Sale	18,799	$9.57	$9.74
05/08/2014	Loan	172,016
	Purchase	8,615	$9.57	$9.66
	Sale	7,122	$9.59	$9.66
06/08/2014	Borrow	100
	Loan	10,685
	Purchase	17,078	$9.66	$9.82
	Sale	7,336	$9.66	$9.79
07/08/2014	Borrow	100
	Loan	168,567
	Purchase	8,922	$9.87	$10.16
	Sale	5,717	$9.87	$10.18
08/08/2014	Loan	9,484
	Purchase	15,629	$9.94	$10.23
	Sale	12,194	$9.91	$10.23
11/08/2014	Loan	162,867
	Purchase	98,663	$13.00	$13.50
	Sale	11,224	$13.10	$13.23
12/08/2014	Borrow	100
	Loan	16,412
	Purchase	14,447	$13.27	$13.46
	Sale	12,182	$13.25	$13.45
13/08/2014	Loan	1,931,007
	Purchase	8,804	$13.37	$13.58
	Sale	6,653	$13.37	$13.58
14/08/2014	Borrow	6,400
	Loan	78,122
	Purchase	13,218	$13.44	$13.58
	Sale	18,817	$13.44	$13.59
15/08/2014	Borrow	6,400
	Loan	6,000
	Purchase	16,664	$13.45	$13.63
	Sale	25,006	$13.48	$13.66
18/08/2014	Loan	846,389
	Purchase	5,913	$13.84	$13.97
	Sale	7,023	$13.84	$13.98

117

Date of dealings (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range
19/08/2014	Purchase	3,587	$13.66	$13.82
	Sale	4,273	$13.66	$13.87
20/08/2014	Loan	20,748
	Purchase	12,942	$13.69	$13.80
	Sale	22,348	$13.70	$13.83
21/08/2014	Borrow	25,270
	Loan	34,016
	Purchase	8,224	$13.66	$13.95
	Sale	8,853	$13.65	$13.99
22/08/2014	Borrow	4,000
	Loan	4,000
	Purchase	3,761	$13.82	$13.96
	Sale	9,578	$13.82	$13.96
25/08/2014	Borrow	54,540
	Loan	20,916
	Purchase	2,074	$13.87	$14.17
	Sale	3,194	$13.87	$14.27
26/08/2014	Borrow	40,498
	Loan	10,432
	Purchase	4,374	$14.01	$14.14
	Sale	4,871	$14.02	$14.15
27/08/2014	Borrow	141,855
	Purchase	8,672	$13.94	$14.16
	Sale	4,160	$13.95	$14.15
28/08/2014	Borrow	104,852
	Purchase	5,254	$13.89	$13.95
	Sale	10,033	$13.90	$13.95
29/08/2014	Borrow	20,615
	Loan	41,230
	Purchase	7,432	$13.75	$13.98
	Sale	11,065	$13.75	$13.99
02/09/2014	Borrow	130,480
	Purchase	22,530	$13.65	$13.71
	Sale	32,459	$13.65	$13.71
03/09/2014	Borrow	6,852
	Purchase	7,705	$13.74	$13.84
	Sale	25,535	$13.75	$13.84
04/09/2014	Borrow	163,997
	Purchase	3,243	$13.64	$13.72
	Sale	2,933	$13.64	$13.73
05/09/2014	Borrow	112,652
	Purchase	1,421	$13.74	$13.80
	Sale	3,670	$13.73	$13.84
118

Date of dealings (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range
08/09/2014	Borrow	10,461
	Loan	20,922
	Purchase	12,616	$13.59	$13.98
	Sale	18,706	$13.59	$13.97
09/09/2014	Borrow	114,923
	Purchase	21,139	$13.61	$13.85
	Sale	12,928	$13.63	$13.83
10/09/2014	Borrow	52,231
	Loan	270,354
	Purchase	19,398	$13.85	$14.05
	Sale	15,978	$13.86	$14.06
11/09/2014	Borrow	52,231
	Purchase	10,803	$13.89	$13.94
	Sale	6,538	$13.90	$13.95
12/09/2014	Purchase	12,874	$13.89	$14.00
	Sale	7,798	$13.89	$14.00
15/09/2014	Borrow	16,270
	Loan	32,540
	Purchase	5,066	$13.80	$13.92
	Sale	4,205	$13.80	$13.94
16/09/2014	Borrow	120,732
	Purchase	14,918	$13.80	$13.93
	Sale	16,583	$13.76	$13.92
17/09/2014	Borrow	114,614
	Purchase	4,417	$13.85	$14.10
	Sale	4,010	$13.85	$14.10
18/09/2014	Purchase	9,306	$14.07	$14.19
	Sale	22,485	$14.07	$14.19
19/09/2014	Borrow	114,844
	Purchase	41,806	$14.03	$14.16
	Sale	57,170	$14.09	$14.17
22/09/2014	Borrow	105,276
	Loan	9,271
	Purchase	3,222	$13.86	$14.09
	Sale	16,678	$13.86	$14.09
23/09/2014	Loan	37,442
	Purchase	25,494	$13.72	$13.94
	Sale	28,542	$13.72	$14.00
24/09/2014	Loan	106,442
	Purchase	7,248	$13.90	$14.06
	Sale	24,411	$13.90	$14.05
25/09/2014	Borrow	134,958
	Loan	4,700
	Purchase	14,835	$13.96	$14.06
	Sale	13,432	$13.89	$14.08

119

Date of dealings (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range
26/09/2014	Borrow	109,162
	Loan	119,303
	Purchase	12,370	$14.25	$14.38
	Sale	10,930	$14.07	$14.38
29/09/2014	Borrow	20,000
	Loan	100,418
	Purchase	8,239	$14.17	$14.36
	Sale	16,797	$14.18	$14.37
30/09/2014	Borrow	124,462
	Loan	86,658
	Purchase	63,081	$14.20	$14.42
	Sale	59,615	$14.20	$14.43
01/10/2014	Borrow	163,602
	Loan	171,410
	Purchase	32,164	$13.95	$14.21
	Sale	40,957	$13.90	$14.25

Chiquita 4.25% Convertible Senior Notes Due 2016

Date of dealing (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range (as percent of par)
01/08/2014	Purchase	15,000	100.1%	100.1%
	Sale	244,000	100.2%	100.2%
27/08/2014	Sale	5,250,000	100.3%	100.3%
28/08/2014	Sale	2,000,000	100.3%	100.3%
(c)	The dealings during the disclosure period in relevant Chiquita securities by Wells Fargo Securities, LLC (financial advisor to Chiquita) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Wells Fargo Securities, LLC were as follows:

Chiquita Common Shares

Date of dealing (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price
04/08/2014	Sales	(574)	9.65
04/08/2014	Sales	(229)	9.70
05/08/2014	Sales	(376)	9.61
11/08/2014	Sales	(8,885)	13.17
11/08/2014	Sales	(400)	13.15
11/08/2014	Sales	(1,515)	13.16
11/08/2014	Sales	(1,000)	13.20
12/08/2014	Sales	(1,500)	13.29
14/08/2014	Purchases	133	13.54
15/08/2014	Sales	(472)	13.61
27/08/2014	Purchases	136	14.04
27/08/2014	Purchases	81	14.02
27/08/2014	Purchases	55	14.14
27/08/2014	Purchases	55	14.08
23/09/2014	Sales	(9,538)	13.81
24/09/2014	Sales	(236)	14.00

120

Chiquita 4.25% Convertible Senior Notes Due 2016

Date of dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities (par value)	Price (as percent of par)
05/08/2014	Sales	(76,000)	101.25
06/08/2014	Purchases	6,000	101.25
12/08/2014	Sales	(50,000)	101.75
13/08/2014	Sales	(30,000)	101.75
13/08/2014	Sales	(2,000)	101.00
14/08/2014	Sales	(25,000)	101.75
15/08/2014	Purchases	5,000	98.75
19/08/2014	Sales	(100,000)	101.00
22/08/2014	Purchases	1,000	99.00
25/08/2014	Sales	(3,000)	101.38
25/08/2014	Purchases	5,000	99.50
27/08/2014	Sales	(15,000)	100.75
28/08/2014	Sales	(11,000)	101.38
10/09/2014	Sales	(63,000)	102.25
10/09/2014	Sales	(20,000)	101.75
11/09/2014	Sales	(50,000)	101.75
12/09/2014	Sales	(30,000)	102.38
12/09/2014	Sales	(25,000)	102.75
12/09/2014	Purchases	250,000	100.55
12/09/2014	Sales	(50,000)	100.75
25/09/2014	Sales	(11,000)	101.00
26/09/2014	Sales	(15,000)	102.25
29/09/2014	Sales	(1,000)	99.63
30/09/2014	Sales	(15,000)	102.08
(d)	The dealings during the disclosure period in relevant Chiquita securities by Lazard (financial advisor to Fyffes) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Lazard were as follows:

Chiquita Common Shares

Date of dealing (mm/dd/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price (USD)
09/26/2014	Sale	989	14.33
09/26/2014	Sale	128	14.33
09/26/2014	Sale	1126	14.33
09/26/2014	Sale	3804	14.33
09/26/2014	Sale	4159	14.33
09/26/2014	Sale	797	14.33
09/26/2014	Sale	5783	14.33
09/26/2014	Sale	9943	14.33
09/26/2014	Sale	138	14.33
08/28/2014	Buy	519	13.99
08/28/2014	Buy	68	13.99
08/28/2014	Buy	591	13.99
08/28/2014	Buy	1989	13.99
08/28/2014	Buy	2174	13.99

121

Date of dealing (mm/dd/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price (USD)
08/28/2014	Buy	422	13.99
08/28/2014	Buy	3028	13.99
08/28/2014	Buy	5203	13.99
08/28/2014	Buy	73	13.99
08/27/2014	Buy	470	13.99
08/27/2014	Buy	60	13.99
08/27/2014	Buy	535	13.99
08/27/2014	Buy	1815	13.99
08/27/2014	Buy	1985	13.99
08/27/2014	Buy	375	13.99
08/27/2014	Buy	2755	13.99
08/27/2014	Buy	4740	13.99
08/27/2014	Buy	65	13.99
08/18/2014	Sale	1150	13.82
08/18/2014	Sale	610	13.88
08/18/2014	Sale	2790	13.88
08/18/2014	Sale	707	13.88
08/18/2014	Sale	2280	13.88
08/18/2014	Sale	2750	13.88
08/18/2014	Sale	14212	13.88
08/18/2014	Sale	3470	13.88
08/18/2014	Sale	5980	13.88
08/18/2014	Sale	2297	13.88
08/12/2014	Sale	1668	13.39
08/11/2014	Sale	1050	13.26
08/11/2014	Sale	3976	13.26
08/11/2014	Sale	463	13.26
08/11/2014	Sale	2857	13.26
08/11/2014	Sale	3693	13.26
08/11/2014	Sale	20248	13.26
08/11/2014	Sale	5610	13.26
08/11/2014	Sale	8830	13.26
08/11/2014	Sale	3273	13.26

Chiquita 4.25% Convertible Senior Notes Due 2016

Date of Dealing (mm/dd/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price (USD)
09/29/2014	Sale	300,000	100
09/29/2014	Sale	700,000	100
09/10/2014	Buy	75,000	100.13
09/10/2014	Buy	100,000	100.13
09/10/2014	Buy	440,000	100.13
09/10/2014	Buy	100,000	100.13
09/10/2014	Buy	200,000	100.13
09/10/2014	Buy	85,000	100.13
08/27/2014	Buy	42,000	100.25
08/27/2014	Buy	29,000	100.25

122

Date of Dealing (mm/dd/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price (USD)
08/27/2014	Buy	67,000	100.25
08/27/2014	Buy	133,000	100.25
08/18/2014	Buy	60,000	100.19
08/18/2014	Buy	75,000	100.19
08/18/2014	Buy	250,000	100.19
08/18/2014	Buy	130,000	100.19
08/18/2014	Buy	370,000	100.19
08/18/2014	Buy	615,000	100.19
08/18/2014	Buy	5,000	100
08/18/2014	Buy	1,000	100
08/18/2014	Buy	8,000	100
08/18/2014	Buy	11,000	100
08/18/2014	Buy	13,000	100
08/18/2014	Buy	22,000	100
08/11/2014	Buy	30,000	100.63
08/11/2014	Buy	80,000	100.63
08/11/2014	Buy	20,000	100.63
08/11/2014	Buy	70,000	100.63
08/11/2014	Buy	300,000	100.63
08/01/2014	Buy	130,000	100
08/01/2014	Buy	160,000	100
08/01/2014	Buy	10,000	100
As at close of business on the disclosure date, neither Lazard nor any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as Lazard held any short positions in any relevant Chiquita securities.
5.5	Save as disclosed above, between 31 July 2014 and 1 October 2014 (the latest practicable date prior to the printing of this supplement) there has been no change to the information on interests, short positions and dealings in relevant Fyffes securities or relevant Chiquita securities set out in paragraph 5 of Part 4 of the proxy statement/prospectus.
5.6	Save as disclosed in this paragraph 5 and/or in paragraph 5 of Part 4 of the proxy statement/prospectus, as at the close of business on the disclosure date:
(a)	no person acting in concert (or deemed to be acting in concert) with Fyffes was interested, or held any short positions, in relevant Fyffes securities;
(b)	no person acting in concert (or deemed to be acting in concert) with Fyffes dealt in any relevant Fyffes securities;
(c)	neither Chiquita nor any other person acting in concert (or deemed to be acting in concert) with Chiquita, held any interest or any short position in any relevant Fyffes securities;
(d)	neither Chiquita nor any other person acting in concert (or deemed to be acting in concert) with Chiquita dealt in any relevant Fyffes securities;
(e)	no person acting in concert (or deemed to be acting in concert) with Chiquita held any interest, or any short position, in any relevant Chiquita securities;
(f)	no person acting in concert (or deemed to be acting in concert) with Chiquita dealt in any relevant Chiquita securities;
(g)	neither Fyffes nor any other person acting in concert (or deemed to be acting in concert) with Fyffes, held any interest or any short position in any relevant Chiquita securities; and

123

(h)	neither Fyffes nor any other person acting in concert (or deemed to be acting in concert) with Fyffes dealt in any relevant Chiquita securities.
6.	Material Contracts
6.1	The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Fyffes since 4 August 2014 (being the last practicable date prior to the printing of the proxy statement/prospectus), are or may be material and are hereby disclosed in accordance with Rule 24.2(a)(a)(i)(10) of the Irish Takeover Rules:
(a)	Amendment No. 1 to the Transaction Agreement, dated 25 September 2014: Fyffes entered into a supplemental transaction agreement with, amongst other parties, Chiquita for the purposes of amending the terms of the Combination. Further details regarding the supplemental transaction agreement are set out at page A-1 of this supplement;
(b)	Supplemental Expenses Reimbursement Agreement dated 25 September 2014: Fyffes entered into a supplemental expenses reimbursement agreement with Chiquita in connection with the revised terms of the Combination. Further details regarding the supplemental expenses reimbursement agreement are set out at page B-1 of this supplement.
6.2	The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by Chiquita since 4 August 2014 (being the last practicable date prior to the printing of the proxy statement/prospectus), are or may be material and are hereby disclosed in accordance with Rule 24.2(a)(a)(i)(10) of the Irish Takeover Rules:
(a)	Amendment No. 1 to the Transaction Agreement, dated 25 September 2014: Chiquita entered into a supplemental transaction agreement with, amongst other parties, Chiquita for the purposes of amending the terms of the Combination. Further details regarding the supplemental transaction agreement are set out at page A-1 of this supplement;
(b)	Supplemental Expenses Reimbursement Agreement dated 25 September 2014: Chiquita entered into a supplemental expenses reimbursement agreement with Fyffes in connection with the revised terms of the Combination. Further details regarding the supplemental expenses reimbursement agreement are set out at page B-1 of this supplement.
7.	Irrevocable undertakings/letter of support

Chiquita and ChiquitaFyffes have received revised irrevocable undertakings to vote at the Court Meeting in favour of the Scheme and to vote at the Fyffes EGM in favour of the EGM Resolutions from Balkan Investment Company and its related companies in respect of the aggregate 37,238,334 Fyffes Shares (representing 12.5% of Fyffes outstanding share capital) held or beneficially owned by them.

The irrevocable undertakings referred to above will lapse in the following circumstances:

•	the Scheme lapses or is withdrawn or Chiquita and/or ChiquitaFyffes makes an announcement to that effect (other than, in either case, if the Scheme lapses or is to lapse by application of the Irish Takeover Rules on an initiation by the European Commission of proceedings in respect of the Scheme under Article 6(1)(c) of the EC Merger Regulation or a referral by the European Commission of the transaction to a competent authority of an EU Member State under Article 9(c) of the EC Merger Regulation prior to the date of the Court Meeting);
•	there is a Fyffes Change of Recommendation; or
•	the Transaction Agreement is terminated in accordance with its terms.

Fyffes has received a letter dated 23 September 2014 on behalf of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust (the “Trust”) in relation to its entire holdings amounting to 39,034,612 Fyffes Shares in the aggregate, representing 13.1% of Fyffes outstanding share capital, re-confirming that so long as the Fyffes Board is supportive of the transaction or the Transaction Agreement is not otherwise terminated or materially modified as determined by the Trust in the Trust’s sole and absolute discretion, the trust will vote all of its Fyffes Shares in favour of any proposal submitted to Fyffes Shareholders to approve the transaction.

124

8.	Material changes

There has been no material change in the information previously published by Fyffes or Chiquita in connection with the combination as contained in the proxy statement/prospectus as previously mailed to Chiquita and Fyffes shareholders, save as disclosed in this supplement and:

(a)	in the announcement by Fyffes dated 27 August 2014 of Fyffes results for the six month financial period ending June 30, 2014;
(b)	in the announcement by Chiquita and Fyffes dated 27 August 2014 entitled “Chiquita and Fyffes Provide Updated Synergy Estimates Related To Proposed Combination”;
(c)	in the announcement by Chiquita and Fyffes dated 27 August 2014 entitled “Chiquita Mails Letter To Shareholders”;
(d)	in the modification of the Scheme of Arrangement as approved by the Irish High Court on 1 September 2014;
(e)	in Chiquita’s presentations filed with the US Securities and Exchange Commission (“SEC”) on 27 August 2014 and 2 September 2014;
(f)	in Chiquita’s letter to its shareholders dated 2 September 2014;
(g)	in the investor presentation filed by Fyffes with the SEC on 2 September 2014; and
(h)	in the investor presentation filed by Fyffes with the SEC on 17 September 2014

(each of which is available on the website of (as appropriate) Chiquita or Fyffes: www.chiquita.com and www.fyffes.com).

9.	Consents
9.1	Lazard has given and not withdrawn its written consent to the inclusion in this supplement of the references to its name in the form and context in which they appear.
9.2	KPMG has given and not withdrawn its written consent to the inclusion in this supplement of the references to its name in the form and context in which they appear.
9.3	Goldman Sachs has given and not withdrawn its written consent to the inclusion in this supplement of the references to its name in the form and context in which they appear and to the inclusion of its fairness opinion in this supplement.
9.4	Wells Fargo Securities, LLC has given and not withdrawn its written consent to the inclusion in this supplement of the references to its name in the form and context in which they appear.
10.	Other Information
10.1	Save as disclosed in “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of the proxy statement/prospectus and “Update to the Combination — Update to Interests of Certain Persons in the Combination — Fyffes” beginning on page 35 of this supplement, no agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the Combination exists between Chiquita or any person acting in concert with Chiquita and any of the directors or recent directors of Fyffes, holders or recent holders of, or any person interested in or recently interested in, relevant Fyffes securities. In this paragraph 10, “recent” means within the period commencing on March 10, 2013 (being the disclosure date for the purposes of the proxy statement/prospectus) and ending on the disclosure date (as defined in paragraph 5 of Part 4 of this supplement).
10.2	No agreement, arrangement or understanding exists whereby ownership of any Fyffes shares acquired in pursuance of the Combination will be transferred to any other person, but Chiquita reserves the right to transfer any Fyffes shares to any other member of its group.
10.3	No arrangement (within the meaning set out in paragraph 5.1(b) of Part 4 of this supplement) exists between Chiquita or any person acting in concert with Chiquita and any other person.
10.4	No arrangement (within the meaning set out in paragraph 5.1(b) of Part 4 of this supplement) exists between Fyffes, or any person acting in concert with Fyffes and any other person.

125

10.5	See “Transaction Agreement” beginning on page 135 of the proxy statement/prospectus, “Expenses Reimbursement Agreement” beginning on page 155 of that proxy statement/prospectus, “Amendment to the Transaction Agreement” beginning on page A-1 of this supplement, and “Supplemental Expenses Reimbursement Agreement” beginning on page B-1 of this supplement for a description of agreements and arrangements to which Chiquita is a party and which relate to circumstances in which Chiquita may or may not invoke a condition to the Combination and the consequences of its doing so, including details of fees payable as a result. Save as disclosed in those sections of the proxy statement/prospectus and this supplement, there are no such agreements or arrangements.
10.6	Save as disclosed in “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of the proxy statement/prospectus and “Update to the Combination — Update to Interests of Certain Persons in the Combination — Chiquita” beginning on page 29 of this supplement, the emoluments of the directors of Chiquita will not be affected by the acquisition of Fyffes or automatically as a consequence of the Combination.
10.7	Fyffes updated profit forecast for the fiscal year ended 31 December 2014, set out in the letter to Fyffes shareholders entitled “Updated Fyffes Profit Forecast” dated 27 August 2014 which has been mailed to Fyffes shareholders separately, remains valid for the purposes of the Combination. Solely for the purpose of Rule 28.5 of the Irish Takeover Rules, KPMG and Lazard have indicated that they have no objection to the additional information which they have prepared relating to the Fyffes updated profit forecast and which was included in that letter, as required under Rule 28.3 of the Irish Takeover Rules, continuing to apply.
10.8	Save as disclosed in Chiquita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Chiquita’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014, the directors of Chiquita are not aware of any material change in the financial or trading position of Chiquita since December 31, 2013 (the date to which the last published audited accounts of Chiquita were prepared).
10.9	Save as disclosed in Fyffes Annual Report for the fiscal year ended December 31, 2013, and Fyffes results for the six month financial period ending 30 June 2014 published on 27 August 2014, the directors of Fyffes are not aware of any material change in the financial or trading position of Fyffes since December 31, 2013 (the date to which the last published audited accounts of Fyffes were prepared).
11.	Documents Available For Inspection
11.1	Copies of the following documents will be published on the websites of Chiquita and Fyffes, www.chiquita.com and www.fyffes.com, respectively and will be available for inspection during usual business hours on any Business Day from the date of this Circular until completion of the Combination at the offices of McCann FitzGerald, Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland and Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland:
(a)	this supplement dated 10 October 2014;
(b)	Fyffes investor presentations dated 2 September 2014 and 17 September 2014;
(c)	Chiquita’s presentations filed with the US Securities and Exchange Commission (“SEC”) on 27 August 2014 and 2 September 2014;
(d)	the supplemental notice in respect of the Scheme dated 1 September 2014;
(e)	Fyffes results for the six month financial period ending 30 June 2014;
(f)	the additional information pursuant to Rule 28.3 of the Takeover Rules prepared by (i) Lazard and (ii) KPMG on the Updated Fyffes Profit Forecast dated 27 August 2014;
(g)	Chiquita’s updated merger benefit statement dated 27 August 2014;
(h)	the additional information pursuant to Rule 19.3(b)(ii) of the Takeover Rules prepared by (i) Goldman Sachs and (ii) PwC on the updated merger benefit statement dated 27 August 2014;
(i)	the Supplemental Expenses Reimbursement Agreement;

126

(j)	the Amendment No. 1 to the Transaction Agreement; and
(k)	the documents listed at paragraph 15 of Part 4 of the proxy statement/prospectus.
12.	Governing Law

The Combination (other than the Merger which shall be governed by, and construed in accordance with, the laws of the State of New Jersey) and the Transaction Agreement are governed by, and construed in accordance with, the laws of Ireland. All of the parties to the Transaction Agreement have agreed that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

13.	Irish Takeover Rules and Panel

THE COMBINATION IS SUBJECT TO THE PROVISIONS OF THE TAKEOVER PANEL ACT, IRISH TAKEOVER RULES AND THE JURISDICTION OF THE PANEL.

127

PART 5 — CONDITIONS OF THE COMBINATION AND THE SCHEME

Part A

The Combination and the Scheme will comply with the Irish Takeover Rules and, where relevant, the rules and regulations of the United States Securities Exchange Act of 1934 (as amended) (the “Exchange Act”), the AIM Rules and the ESM Rules and the rules and regulations of the NYSE, and are subject to the conditions set out in this Part 5 and to be set out in the Scheme Circular. The Combination and the Scheme are governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state pursuant to an Irish judgement. For purposes of this Part 5, capitalised terms shall have the meanings set forth in the Agreement, save where otherwise defined.

The Combination and the Scheme will be subject to the following conditions:

1.	The Combination will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such earlier date as may be specified by the Panel, or such later date as Chiquita and Fyffes may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).
2.	The Scheme will be conditional upon:
(a)	the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);
(b)	the resolutions to be proposed at the Fyffes Extraordinary General Meeting for the purposes of approving and implementing the Scheme and the reduction of capital of Fyffes, authorizing the directors of Fyffes to allot new ordinary shares in Fyffes to ChiquitaFyffes on the Scheme and the reduction of capital becoming effective, making the necessary amendments to the articles of association of Fyffes to provide that any ordinary shares of Fyffes that are issued at or after the record time for the Scheme are acquired by ChiquitaFyffes for the Scheme Consideration and approving such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent to be not unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination and set out in the notice of the Fyffes Extraordinary General Meeting being duly passed by the requisite majority of Fyffes Shareholders at the Fyffes Extraordinary General Meeting (or at any adjournment of such meeting);
(c)	the sanction by the High Court (with or without modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the reduction of capital involved therein by the High Court (the date on which the condition in this paragraph 2(c) is satisfied, the “Sanction Date”); and
(d)	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction (referred to in paragraph 2(c)), being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.
3.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Combination will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:
(a)	the adoption of the Amended Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;
(b)	the NYSE shall have authorised, and not withdrawn such authorisation, for listing all of the Share Consideration to be issued in the Combination and all of the ChiquitaFyffes Shares (including any ChiquitaFyffes Shares issuable upon the exercise of outstanding equity awards and/or conversion of

128

the Convertible Notes) to be delivered pursuant to the Merger subject to satisfaction of any conditions to which such approval is expressed to be subject;
(c)	all applicable waiting periods under the HSR Act shall have expired or been terminated, in each case in connection with the Combination and/or the Merger, as the case may be;
(d)	the issuing by the European Commission (the “Commission”) of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation (the “EUMR”), declaring the Combination and/or the Merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed to by the parties pursuant to Clause 7.2 of the Transaction Agreement;
(e)	to the extent that all or part of the Combination and/or the Merger, as the case may be, is referred by the Commission under Articles 9(1) or 9(5) of the EUMR, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area, to the Relevant Authority of one or member countries of the European Economic Area, the issuing by such Relevant Authority or Authorities (in case of a partial referral, in conjunction with a final decision of the Commission) of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (that clause being interpreted mutatis mutandis);
(f)	all other required regulatory clearances shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Combination and/or the Merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Transaction Agreement, the Combination, the Merger or the Scheme if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (A) ChiquitaFyffes and its Subsidiaries, taken as a whole (following the consummation of the Combination and the Merger) or (B) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the Transaction Agreement;
(g)	no injunction, restraint or prohibition by any court of competent jurisdiction or Antitrust Order by any Relevant Authority which prohibits consummation of the Combination or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition shall have been entered and shall continue to be in effect;
(h)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking any stop order; and
(i)	the Transaction Agreement shall not have been terminated in accordance with its terms.
4.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Chiquita Parties’ obligation to effect the Combination will also be conditional upon the following matters having been satisfied (or waived by Chiquita) on or before the Sanction Date:
(a)	(i) (x) The representations and warranties of Fyffes set forth in clauses 6.1(b)(i), the second sentence of Clause 6.1(j) and 6.1(t) of the Transaction Agreement (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (except in the cause of clause 6.1(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Fyffes set forth in clauses 6.1(b)(ii) to (v) (inclusive) (to the extent relating to shares in the capital of Fyffes) (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Fyffes set forth in clause 6.1(c)(i) of the Transaction Agreement shall be true and correct other than as would not materially impede or prevent the consummation of the Combination at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of

129

the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Fyffes Representations” are listed in Part B of this Appendix III and contained in the Transaction Agreement), (ii) the representations and warranties of Fyffes set forth in clause 6.1 of the Transaction Agreement other than the Specified Fyffes Representations (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;
(b)	Fyffes shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date; and
(c)	Fyffes shall have delivered to Chiquita a certificate, dated as of the Sanction Date and signed by an executive officer of Fyffes, certifying on behalf of Fyffes to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.
5.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, Fyffes obligation to effect the Combination will also be conditional upon the following matters having been satisfied (or waived by Fyffes) on or before the Sanction Date:
(a)	(i) (x) The representations and warranties of Chiquita and ChiquitaFyffes set forth in clauses 6.2(b)(i), the second sentence of 6.2(j) and 6.2(u) of the Transaction Agreement (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (except in the case of clause 6.2(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clauses 6.2(b)(ii) and 6.2(b)(iii) of the Transaction Agreement (to the extent relating to shares in the capital of Chiquita) (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clause 6.2(c)(i) of the Transaction Agreement shall be true and correct other than as would not materially impede or prevent the consummation of the Combination at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Chiquita Representations” are listed in Part B of this Appendix III and contained in the Transaction Agreement), (ii) the representations and warranties of Chiquita and ChiquitaFyffes set forth in clause 6.2 of the Transaction Agreement other than the Specified Chiquita Representations (which representations and warranties are listed below in Part B and contained in the Transaction Agreement) shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;
(b)	The Chiquita Parties shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by them prior to the Sanction Date; and

130

(c)	Chiquita shall have delivered to Fyffes a certificate, dated as of the Sanction Date and signed by an executive officer of Chiquita, certifying on behalf of Chiquita to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.
6.	Subject to the requirements of the Panel:
(a)	Chiquita and Fyffes reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that both parties agree to any such waiver);
(b)	Chiquita reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of conditions in paragraph 4; and
(c)	Fyffes reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 5.
7.	The Scheme will lapse unless it is effective on or prior to the End Date.
8.	If Chiquita is required to make an offer for Fyffes Shares under the provisions of Rule 9 of the Takeover Rules, Chiquita may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.
9.	Chiquita reserves the right, subject to the prior written approval of the Panel, to effect the Combination by way of a takeover offer in the circumstances described in and subject to the terms of clause 3.6 of the Transaction Agreement. Without limiting clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favourable to the Fyffes Shareholders (except for an acceptance condition set at 80% of the nominal value of the Fyffes Shares to which such an offer relates and which are not already in the beneficial ownership of Chiquita so far as applicable) as those which would apply in relation to the Scheme.

131

UPDATED CHIQUITA PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

Contemporaneously with the filing of this supplement, Chiquita is making the following updated profit forecast to adjust the projected U.S. GAAP operating income (or EBIT) range to reflect costs relating to additional one-time events:

For the fiscal year ending December 31, 2014, Chiquita has projected U.S. GAAP operating income (or EBIT) of $35 to $55 million and adjusting to remove the effect of one-time events of $33 million, primarily combination related transaction fees, transaction fees related to the Cutrale/Safra unsolicited offer, vessel changeover expenses, exit activities and other matters and adding projected depreciation and amortization of $62 million, has projected adjusted EBITDA of $130 to $150 million. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA removes the effects of one-time events. EBIT represents earnings before interest and taxes.

The basis of presentation and the assumptions upon which the Chiquita Profit Forecast is based are described below.

In 2014, Chiquita is forecasting slightly lower U.S. GAAP operating income ($50 million operating income in 2013) and higher adjusted EBITDA ($118 million adjusted EBITDA in 2013) as compared to 2013 primarily from:

•	Bananas — In our North American banana business increased sales volumes, partially offset by increased sourcing costs and in our European banana business, increased sourcing and logistics costs partially offset by marginal prices increases and improved exchange rates compared to 2013.
•	Salads & Healthy Snacks — Increases in sales price forecasts and initiated cost savings, partially offset by increases in certain raw material costs and marketing spend. Additionally, the non-recurrence of approximately $18 million of costs associated with Chiquita's 2013 Midwest plant consolidation.
•	SG&A costs slightly down compared to 2013 due to ongoing cost containment initiatives.
•	2014 projected U.S. GAAP operating income is being impacted by approximately $23 million of transactional related fees in connection with the Fyffes combination and the Cutrale/Safra unsolicited offer and approximately $10 million of one-time events (as compared to $3 million in 2013).

EBITDA and adjusted EBITDA are key performance measures that management of Chiquita uses to evaluate the company's performance against internal budgets and targets. These measures are also used by our investors to track year-on-year comparisons of the company's core financial performance and by analysts reporting on the company in determining their consensus estimates. In light of the fact that Chiquita's effective tax rate may vary significantly from period to period and from the statutory rate in the US given the full tax valuation allowances in the U.S. as well as certain foreign jurisdictions and the differences in tax rates in those foreign jurisdictions and other reasons, Chiquita believes that, from a forecast perspective, these measures may be more meaningful to investors than net income.

While, in light of the above, Chiquita does not regularly develop net income forecasts for review by its Board, Chiquita does note that net income may differ significantly from EBITDA or adjusted EBITDA, especially given the one-time events that may be experienced in a given year and the income tax valuation allowances that exist in the U.S. and certain foreign jurisdictions, which results in an effective tax rate that can be significantly different from the US statutory rate. For example, in the year ended December 31, 2013, Chiquita had adjusted EBITDA of $118 million and reported a net loss of $16 million and for the year ended December 31, 2012, had adjusted EBITDA of $70 million and reported a net loss of $405 million. Chiquita urges shareholders to review Chiquita's historical financial statements for additional details regarding the various components giving rise to net income, including one-time charges. Accordingly, Chiquita cautions shareholders from relying solely on EBITDA or adjusted EBITDA to predict net income.

132

The following table reconciles Chiquita's reported U.S. GAAP net loss of $16 million for the year ended December 31, 2013 to adjusted EBITDA of $118 million:

(in millions)	2013
Net loss	$(16)
Income tax expense	5
Other income, net	(3)
Loss on debt extinguishment	6
Interest expense	61
Interest income	(3)
Operating income	50
Depreciation	56
Amortization	9
EBITDA (Non-GAAP)	115
Exit activities	2
Recovery of grower receivables	(1)
Other	2
Adjusted EBITDA (Non-GAAP)	$118

The statements above regarding adjusted EBITDA, U.S. GAAP operating income (EBIT) and depreciation and amortization for the year ending December 31, 2014 constitute a profit forecast (“Chiquita Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Panel Act 1997, Takeover Rules 2013. The Chiquita Profit Forecast speaks as of the date that it was made. Except as may be required under the Irish Takeover Rules, Chiquita assumes no obligation, nor does Chiquita intend, to update or otherwise revise the Chiquita Profit Forecast.

2.	Basis of preparation

The Chiquita Profit Forecast for the period ending December 31, 2014, has been prepared on a consistent basis with the accounting policies of Chiquita disclosed in its consolidated financial statements for the year ended 31 December 2013.

Except for the projected U.S. GAAP operating income (or EBIT), which includes the effect of combination related transaction fees, the Chiquita Profit Forecast does not take into account any effects of the proposed combination with Fyffes. U.S. GAAP operating income (or EBIT) includes combination related transaction fees, but does not take into account any other effects of the proposed combination with Fyffes.

3.	Assumptions

The principal assumptions upon which the Chiquita Profit Forecast is based are set forth below:

Specific assumptions adopted by the Chiquita Directors

•	Overall sales growth driven by volume and improvements in pricing and product mix;
•	Banana volume growth follows GDP growth. Salads sales growth is from investing in new products and categories;
•	Escalations in cost of goods driven by inflationary pressures on wages and key components, partially offset by productivity initiatives. Costs of purchased fruit and raw product are also increasing for the same reasons;
•	Higher logistics costs due to increases in bunker fuel costs and end of gains on sale/leaseback of vessels;
•	Absence of 2013 Midwest plant consolidation (Streamwood) costs of $18 million;
•	Increased marketing investment to support both the Fresh Express and Chiquita brands;
•	SG&A costs are flat to slightly down as a percentage of sales;

133

•	Euro exchange rate of $1.32 per euro;
•	No significant change in performance of smaller businesses; and
•	There will be no material changes in Chiquita's management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2014.

Factors outside the influence or control of the Chiquita Directors

•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements from those currently forecast that would have a material impact on Chiquita's operations or its accounting policies;
•	There will be no material adverse weather events or natural catastrophes that affect Chiquita's key products or markets;
•	There will no material changes in shipping rates or bunker fuel costs other than as reflected in the assumptions stated above;
•	There will be no material impact from any political or economic events in the countries in which Chiquita or its customers trade;
•	Assumes no account for any adverse outcome to any litigation, regulatory matter or government investigation; and
•	There will be no business interruptions that materially adversely affect Chiquita, its key customers or its key suppliers.

Additional Information

Additional information relating to the Chiquita Profit Forecast which is required under the Irish Takeover Rules will be mailed to shareholders separately, to the extent so required.

Copies of such information can also be found as an exhibit to a Current Report on Form 8-K which Chiquita intends to furnish to the SEC on or about the date of this supplement. Any information furnished with the SEC is not incorporated into the Form S-4 of which this supplement is a part.

134

UPDATED FYFFES PROFIT FORECAST
(as sent to Fyffes shareholders on September 2, 2014)

Updated Profit Forecast including Bases and Assumptions

1. General

Set forth below are financial projections for the 2014 fiscal year, including the following:

For the fiscal year ending December 31, 2014, Fyffes has projected an updated EBITA of €38 – €42 million. EBITA represents operating income before interest, tax and amortization. EBITA is the basis on which Fyffes has consistently provided the market with profit target ranges or forecasts in recent years as it is the primary measure of performance used by the company. The following table shows the reconciliation of EBITA to the generally accepted accounting principle measure of Profit for the financial year as derived from the audited consolidated financial statements of Fyffes for its two most recent financial years ending December 31, 2013 and 2012 included elsewhere in the proxy statement/prospectus to Shareholders dated August 6, 2014.

	2013 €’000	2012 €’000
EBITA	32,654	30,542
Amortisation charges	(1,333)	(2,217)
Share of joint ventures interest and tax charges	(1,346)	(1,041)
Operating Profit	29,975	27,284
Net Financial Income/(Expense)	(1,296)	(1,158)
Income tax charge	(2,535)	(2,218)
Profit for the financial year	26,144	23,908

Fyffes 2014 €38 – €42 million forecast excludes costs incurred, or to be incurred, by Fyffes in connection with the combination which it is estimated will amount to approximately €12.3 million in 2014. There were no exceptional charges included in EBITA or Profit for the financial year in 2013 or 2012. Fyffes intangible assets became fully amortised in 2013 and, as a result, Fyffes does not anticipate any amortization charge in 2014.

Fyffes encourages shareholders to review its historical financial statements to understand differences between its EBITA and Profit for the financial year in earlier years and cautions shareholders from relying solely on EBITA to predict Profit for the financial year.

The statements above regarding EBITA and amortization for the year ending December 31, 2014 constitutes a profit forecast (“Updated Fyffes Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Panel Act 1997, Takeover Rules 2013). Except as may be required under the Irish Takeover Rules, Fyffes assumes no obligation, nor does Fyffes intend, to update or otherwise revise the Updated Fyffes Profit Forecast.

2. Basis of preparation

The Updated Fyffes Profit Forecast has been prepared, except as described above, on a consistent basis with the accounting policies being adopted by Fyffes for the period ending December 31, 2014, which are in accordance with IFRS, and which are comparable with the accounting policies adopted in its consolidated financial statements for the year ended December 31, 2013.

The Updated Fyffes Profit Forecast does not take into account any effects of the proposed combination with Chiquita (including any costs related to the completion of the combination).

135

3. Assumptions

The principal assumptions upon which the Updated Fyffes Profit Forecast is based are set forth below:

Specific assumptions adopted by Fyffes Directors

•	Overall sales volumes for all three major products to remain in line with last year;
•	Only marginal change in overall customer base predicted;
•	Increase in cost of goods driven by inflationary pressures on fruit and other key inputs, offset by operational efficiencies;
•	No material changes in SG&A costs predicted and expected to be flat as a percentage of sales;
•	Modest increase in overall margins, consistent with improvement achieved in reported first half results; and
•	No significant change in performance of smaller businesses.

Factors outside the influence or control of the Fyffes Directors

•	There will be no material changes in Fyffes management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2014;
•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements from those currently forecast that would have a material impact on Fyffes operations or its accounting policies;
•	There will be no material adverse weather events or natural catastrophes that affect Fyffes key products or markets;
•	There will be no material impact from any political or economic events in the countries in which Fyffes, its competitors or customers trade;
•	Assumes no account for any adverse outcome to any litigation, regulatory matter or government investigation; and
•	There will be no business interruptions that materially adversely affect Fyffes, its key customers or its key suppliers.

Additional Information

The Fyffes board of directors is solely responsible for the Fyffes Profit Forecast.

Additional information relating to the Updated Merger Benefit Statement which is required under the Irish Takeover Rules was previously mailed to Fyffes shareholders.

Copies of such information can also be found in an exhibit to a Current Report on Form 8-K furnished by Chiquita to the SEC on August 28, 2014. Any information furnished with the SEC is not incorporated into the Form S-4 of which this supplement is a part.

136

UPDATED MERGER BENEFIT STATEMENT
(as sent to Fyffes shareholders on September 2, 2014)

On March 10, 2014, Chiquita disclosed in the Rule 2.5 Announcement a statement (known as a “merger benefit statement” under the Irish Takeover Rules) regarding the synergies that may result from the combination, which statement was repeated in the proxy statement/prospectus. On August 27, 2014, Chiquita and Fyffes updated the merger benefit statement (the “Updated Merger Benefit Statement), which was enclosed in a letter from Chiquita mailed to Fyffes shareholders, in substantially this form.

Chiquita and Fyffes believe that the combination will provide annualised recurring before tax overhead and operational synergies (including IT, logistics and transport synergies) of at least US$60 million by the end of 2016. This updated merger benefit statement, which includes an additional US$20 million in annualised synergies, reflects additional information which has become available regarding optimisation of shipping logistics, as well as the output of the IT integration planning work stream.

These recurring annual synergies are anticipated to comprise of:

•	Potential operational efficiencies, generating synergies of US$37 million, in the areas of fruit utilisation, shipping, port operations, packaging and procurement; and
•	Potential synergies of US$23 million in the areas of public company expenses, integration of senior management and administration, as well as information technology.

The annual tax cost of the synergies is estimated at US$8 million. Approximately 50% of the recurring annual synergies are expected to be realised in the first full fiscal year post closing of the combination, which is expected to be the year ending December 2015, with the remainder of the recurring annual synergies taking effect in the second full fiscal year post closing of the combination.

Implementation and integration costs required to achieve the synergies during 2015 and 2016 are not anticipated to exceed US$17 million, in total, before taxes.

Once the combination is effective, shareholders in Chiquita and Fyffes will be able to share in the expected benefits arising from these synergies through their ownership of the new shares they will receive in ChiquitaFyffes.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the key assumptions underlying the estimates.

The synergy statements, including any statement that the combination will be accretive, should not be construed as a profit forecast or interpreted to mean that ChiquitaFyffes adjusted earnings in the first fiscal year following consummation of the combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

Capitalised terms used in this section, unless otherwise defined herein, shall have the same meaning as those used in the original merger benefit statement set forth in the proxy statement/prospectus.

The basis of belief for expected synergies

The bases of belief (including sources of information and assumptions made) that support the expected synergies are set out in the following paragraphs.

The expected sources of the potential recurring before tax annual synergies are anticipated to comprise of efficiencies in the areas of procurement, supply chain, shipping, container management, port operations, information technology and administration.

When evaluating the potential recurring before tax annual synergies and the tax costs associated with such synergies, the Chiquita Board has assumed the following:

•	That the combination will become effective and ChiquitaFyffes will acquire 100% of the issued and to be issued share capital of Fyffes and Chiquita;

137

•	That there will be no material adverse impact on the combined company arising from any decisions made by competition authorities;
•	That there will be no material change to the market dynamics (including, without limitation, as a result of changes in bunker fuel rates or as a result of weather events and other natural catastrophes) affecting Chiquita and/or Fyffes following the completion of the Combination;
•	That there will be no material adverse impact on the on-going business arising as a result of the combination;
•	That there will be no material change to exchange rates following the completion of the combination; and
•	There will be no material change to income tax laws or regulations affecting Chiquita and/or Fyffes following completion of the combination.

In establishing the estimate of the anticipated recurring before tax annual synergies and the associated tax costs, the Chiquita board has reviewed the results of discussions of the respective managements of Chiquita and Fyffes regarding the opportunities for synergies and other cost efficiencies. As part of the diligence process, Chiquita management, together with the management of Fyffes, reviewed such opportunities and determined the source and scale of the potential recurring before tax annual synergies and associated tax costs. The potential recurring before tax synergies and associated tax costs are incremental to Chiquita’s existing plans and, to the best of Chiquita’s knowledge, Fyffes existing plans.

In addition to information from Chiquita’s and Fyffes respective management teams, the sources of information that Chiquita has used to arrive at the estimate of the potential recurring before tax annual synergies and expected associated tax costs, include:

(a)	the Fyffes annual report and accounts;
(b)	Fyffes presentations to analysts;
(c)	Fyffes website;
(d)	Analysts’ research;
(e)	Other public information; and
(f)	Chiquita’s knowledge of the industry and of Fyffes.

There remains an inherent risk in the synergy forward-looking statements. No synergy statement in this announcement, including any statement that the combination will be accretive, should be construed as a profit forecast or interpreted to mean that ChiquitaFyffes earnings in the first full year following the combination, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

Additional Information

Additional information relating to the Updated Merger Benefit Statement which is required under the Irish Takeover Rules was previously mailed to Fyffes shareholders.

Copies of such information can also be found in an exhibit to a Current Report on Form 8-K furnished by Chiquita to the SEC on August 28, 2014. Any information furnished with the SEC is not incorporated into the Form S-4 of which this supplement is a part.

138

F-1

Fyffes plc

Condensed Group Income Statements (unaudited)
for the six months ended June 30, 2014 and 2013

	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Continuing operations
Group revenue	490,240	475,986
Cost of sales	(428,550)	(421,171)
Gross profit	61,690	54,815
Distribution expenses	(13,100)	(13,609)
Administrative expenses	(19,577)	(20,413)
Other operating income	342	344
Share of profit of joint ventures after tax	1,454	1,285
Intangible amortization	—	(938)
Exceptional item (Note 12)	(8,264)	—
Operating profit	22,545	21,484
Net financial expense – Group	(314)	(786)
Profit before tax	22,231	20,698
Income tax expense	(3,486)	(1,984)
Profit for the period	18,745	18,714
Attributable as follows:
Equity shareholders	18,559	18,430
Non-controlling interests	186	284
	18,745	18,714
Earnings per share
Basic	6.23	6.20
Diluted	6.12	6.13

See notes to condensed consolidated financial statements

F-2

Fyffes plc

Condensed Group Statement of Comprehensive Income (unaudited)
for the six months ended June 30, 2014 and 2013

	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Profit for the period	18,745	18,714
Other comprehensive income
Items that are or may subsequently be reclassified to profit or loss
Translation of net equity investments	1,297	642
Effective portion of cashflow hedges	505	3,918
Deferred tax on effective portion of cashflow hedges	(63)	(496)
Items that will never be reclassified to profit or loss
Actuarial (loss) recognised on defined benefit pension schemes	(9,073)	(2,067)
Deferred tax movements related to pension schemes	1,350	78
Share of actuarial loss on joint ventures pension schemes	(38)	(19)
Other comprehensive income (net of tax)	(6,022)	2,056
Total comprehensive income	12,723	20,770
Attributable as follows:
Equity shareholders	12,537	20,486
Non-controlling interests	186	284
Total comprehensive income	12,723	20,770

See notes to condensed consolidated financial statements

F-3

Fyffes plc

Condensed Group Statement of Movement in Equity (unaudited)
for the six months ended June 30, 2014 and 2013

Six months ended June 30, 2014	Share capital €’000	Share premium €’000	Other reserves (Note 9) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000
Balance at beginning of period	19,544	99,105	44,293	(15,375)	147,567	1,339	148,906
Total comprehensive income	—	—	1,739	10,798	12,537	186	12,723
Share options which did not vest credited to income statement	—	—	(985)	—	(985)	—	(985)
Share based payments	—	—	72	—	72	—	72
Dividends paid to equity shareholders	—	—	—	(4,441)	(4,441)	—	(4,441)
Total at end of period	19,544	99,105	45,119	(9,018)	154,750	1,525	156,275

Six months ended June 30, 2013	Share capital €’000	Share premium €’000	Other reserves (Note 9) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000
Balance at beginning of period	19,528	98,999	51,466	(34,330)	135,663	815	136,478
Total comprehensive income	—	—	4,064	16,422	20,486	284	20,770
Share options exercised	11	75	—	—	86	—	86
Share based payments	—	—	72	—	72	—	72
Dividends paid to equity shareholders	—	—	—	(4,225)	(4,225)	—	(4,225)
Total at end of period	19,539	99,074	55,602	(22,133)	152,082	1,099	153,181

See notes to condensed consolidated financial statements

F-4

Fyffes plc

Condensed Group Balance Sheets
as at June 30, 2014 (unaudited) and December 31, 2013

	(Unaudited) June 30, 2014 €’000	(Audited) December 31, 2013 €’000
Non-current assets
Property, plant and equipment	85,728	78,037
Goodwill and intangible assets	22,365	20,921
Other receivables	5,778	6,073
Investment in joint ventures	40,459	38,854
Investment in associate – Balmoral	50	50
Equity investments	15	15
Deferred tax assets	10,813	9,248
Total non-current assets	165,208	153,198
Current assets
Inventories	37,045	42,648
Biological assets	1,377	16,030
Trade and other receivables	80,683	73,614
Hedging instruments	502	193
Corporation tax recoverable	73	486
Cash and cash equivalents	34,069	30,997
Total current assets	153,749	163,968
Total assets	318,957	317,166
Equity
Called-up share capital	19,544	19,544
Share premium	99,105	99,105
Other reserves	45,119	44,293
Retained earnings	(9,018)	(15,375)
Total shareholders’ equity	154,750	147,567
Non-controlling interests	1,525	1,339
Total equity and non-controlling interests	156,275	148,906
Non-current liabilities
Interest bearing loans and borrowings	2,270	2,276
Post employment benefits	37,387	28,150
Other payables	2,285	2,768
Provisions	2,253	2,083
Corporation tax payable	10,305	10,305
Deferred tax liabilities	3,310	3,246
Total non-current liabilities	57,810	48,828
Current liabilities
Interest bearing loans and borrowings	26,110	28,284
Trade and other payables	68,300	82,587
Provisions	3,623	3,493
Corporation tax payable	2,836	927
Hedging instruments	4,003	4,141
Total current liabilities	104,872	119,432
Total liabilities	162,682	168,260
Total liabilities and equity	318,957	317,166

See notes to condensed consolidated financial statements

F-5

Fyffes plc

Condensed Group Cash Flow Statements (unaudited)
for the six months ended June 30, 2014 and 2013

	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Operating activities
Profit for the period	18,745	18,714
Accrued costs related to proposed combination with Chiquita	4,278	—
Income tax expense	3,486	1,984
Tax paid	(1,157)	(2,124)
Depreciation of property, plant and equipment	3,718	3,950
Increase in Merchant Navy Officers Pension Fund (MNOPF) provision (net)	—	1,338
Payments in connection with MNOPF	(309)	(468)
Contributions to defined benefit pension schemes less charge in Income Statement	(922)	(672)
Net interest paid less net interest expense in Income Statement	97	365
Amortisation of intangible assets	—	938
Share of profits of joint ventures after tax	(1,454)	(1,285)
Movement in working capital incl fair value of biological assets	(5,449)	(3,674)
Equity settled compensation	(913)	72
Other	19	(92)
Net cash inflow from operations	20,139	19,046

	€’000	€’000
Investing activities
Investment in joint ventures	(441)	(307)
Dividends paid by joint ventures	300	—
Deferred consideration payments	(806)	(7,868)
Acquisition of property, plant and equipment	(9,196)	(14,009)
Proceeds on disposal of property, plant and equipment	130	124
Net cash (outflow) from investing activities	(10,013)	(22,060)

	€’000	€’000
Financing activities
Proceeds from issue of shares (including share premium)	—	86
Net proceeds from borrowings	2,950	12,968
Capital element of lease payments	(730)	(463)
Dividends paid to equity shareholders	(4,441)	(4,225)
Net cash (outflow)/inflow from financing activities	(2,221)	8,366
Net increase in cash and cash equivalents	7,905	5,352
Cash and cash equivalents, including bank overdrafts at start of period	25,300	33,732
Effect of foreign exchange movements on cash and cash equivalents	551	210
Cash and cash equivalents, including bank overdrafts at end of period	33,756	39,294

See notes to condensed consolidated financial statements

F-6

Fyffes plc

Notes to condensed consolidated interim financial statements

1. Basis of preparation

The condensed consolidated interim financial statements (“interim financial statements”) of Fyffes plc, its subsidiaries, joint ventures and associate (“the Group”) for the six month period ended June 30, 2014 are unaudited. The interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for a complete set of IFRS financial statements.

The financial information contained in these interim financial statements has been prepared in accordance with the accounting policies set out in the audited consolidated financial statements for the year ended December 31, 2013 which are included in the proxy statement/prospectus and incorporated by reference in this supplement. Those audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The audit report on those consolidated financial statements was unqualified.

Newly effective accounting standards adopted in the period

The following new standards were adopted by the Group for the first time in financial reporting period:

•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32)
•	Recoverable Amount Disclosures, IAS 36
•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting
•	IFRIC 21 Levies

The application of the above new standards had no impact on the interim financial statements.

Forthcoming requirements

The following new standards were not yet effective at June 30, 2014, but will be applied where relevant from their effective dates:

•	IFRS 9 Financial Instruments (2009, and subsequent amendments in 2010 and 2013)
•	IFRS 15: Revenue from contracts with customers
•	Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)
•	Defined benefit plans: Employee Contributions (Amendments to IAS 19)
•	Annual improvements to IFRSs 2010 – 2012 Cycle
•	Annual improvements to IFRSs 2011 – 2013 Cycle
•	Annual improvements to IFRSs 2012 – 2014 Cycle
•	Amendments to IFRS 11: Accounting for acquisitions of interests in Joint Operations
•	IFRS 14: Regulatory Deferral Accounts
•	Amendments to IAS 36 and IAS 38: Clarification of acceptable methods of depreciation and amortisation
•	Sale or contribution of assets between an investor and its associate or its joint venture (proposed amendments to IFRS 10 and IAS 28)

Fyffes has not adopted these standards early; instead we will apply them from their effective dates as determined by the IASB. Fyffes is still reviewing the impact of the upcoming standards to determine their impact.

F-7

Fyffes plc

Notes to condensed consolidated interim financial statements

1. Basis of preparation  – (continued)

Seasonality of operations

Given the seasonality of the tropical produce sector, the Group’s profits are typically significantly weighted towards the first half of the year. In addition, the Group’s biological asset valuation peaks at its year end date due to the seasonality in the melon category in particular.

The financial information is presented in euro, rounded to the nearest thousand.

	June 30, 2014	June 30, 2013	Dec 31, 2013
Average (euro 1 =)
US Dollar	1.3713	1.3139	N/A
Pound Sterling	0.8222	0.8495	N/A
Closing (euro 1 =)
US Dollar	1.3640	N/A	1.3777
Pound Sterling	0.8016	N/A	0.8353

The condensed consolidated interim financial statements were authorised by the Board on 29 September 2014.

2. Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

3. Segmental analysis

Segment information below is presented in accordance with IFRS 8 Operating Segments. IFRS 8 requires segment information to be presented in the format reviewed by the Chief Operating Decision Maker (“CODM”) of the Group. In Fyffes, this function is carried out by the executive director team comprising the Executive Chairman, the Chief Operating Officer and the Finance Director.

Fyffes is currently organised into two separate operating divisions — its Tropical Produce activities and its Property activities, which comprises its 40% investment in Balmoral International Land Holdings plc (“Balmoral”).

Fyffes Tropical Produce division is a fully integrated distributor of tropical fresh produce, comprising three product categories — bananas, pineapples and melons, with bananas being the largest category both in terms of revenues and profits. The primary activities of this division include the production, procurement, shipping, ripening, distribution and marketing of these products. They are produced in broadly the same geographic areas in Central and South America and distributed to the Group’s customers in Europe and the US. Fyffes directly farms some of the produce it distributes, particularly in the pineapple and melon categories. The procurement, shipping, distribution and marketing activities for the banana and pineapple categories are managed centrally on a combined basis. As a result, the Group’s Tropical Produce activities are regarded as a single reporting segment for the purposes of IFRS 8.

The CODM reviews the performance of the Tropical Produce division based on Adjusted EBITA, which is believed to be the most appropriate measure of underlying performance.

F-8

Fyffes plc

Notes to condensed consolidated interim financial statements

3. Segmental analysis  – (continued)

Following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral recently reported its 2013 results and the Group’s share of its net equity value of €595,000 remained in excess of Fyffes €50,000 carrying value. Fyffes has recognised no share of profit or loss in relation to its investment in Balmoral in respect of 2013.

The only inter-segment transactions between the Group’s Tropical Produce division and Balmoral arise because Fyffes rents a number of its distribution centres in the UK and Ireland from Balmoral. Fyffes in turn sublets space in its corporate head office to Balmoral.

In the analysis below, reconciling items included in Adjusted EBITA represent central costs not allocated to the operating divisions, including the cost of the Board of directors, together with legal and other costs connected with the corporate head office of the Group.

Income statement disclosures	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Group revenue
Tropical Produce	490,240	475,986
Balmoral	—	—
Total	490,240	475,986
Adjusted EBITA
Tropical Produce	33,114	25,217
Balmoral	—	—
Reconciling items	(1,644)	(2,155)
Total Adjusted EBITA	31,470	23,062
Share of joint ventures’ net interest charge	(111)	(95)
Intangible amortisation	—	(938)
Share of joint ventures’ tax charge	(550)	(545)
Exceptional item	(8,264)	—
Operating profit	22,545	21,484
Net interest charge	(314)	(786)
Profit before tax	22,231	20,698
Income tax expense	(3,486)	(1,984)
Profit for the financial period	18,745	18,714
Geographical analysis
Group revenue
Ireland	32,493	32,814
UK	176,245	162,964
Eurozone	155,435	158,216
Other	126,067	121,992
	490,240	475,986

F-9

Fyffes plc

Notes to condensed consolidated interim financial statements

3. Segmental analysis  – (continued)

Balance sheet disclosures	June 30, 2014 Tropical Produce €’000	June 30, 2014 Balmoral €’000	June 30, 2014 Total €’000	Dec 31, 2013 Tropical Produce €’000	Dec 31, 2013 Balmoral €’000	Dec 31, 2013 Total €’000
Segment assets	278,448	—	278,448	278,262	—	278,262
Investment in joint ventures and associate	40,459	50	40,509	38,854	50	38,904
	318,907	50	318,957	317,116	50	317,166
Segment liabilities	162,682	—	162,682	168,260	—	168,260

4. Taxation

	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Tax charge per Income Statement	3,486	1,984
Group share of tax charge of its joint ventures netted in profit before tax	550	545
Total tax charge	4,036	2,529

Including the Group’s share of the tax charge of its joint ventures of €0.6m (2013 first half: €0.5m), which is netted in operating profit in accordance with IFRS, the total tax charge for the period amounted to €4.0m (2013 first half: €2.5m).

5. Earnings per share

	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Profit attributable to equity shareholders	18,559	18,430

	No. of shares ‘000	No. of shares ‘000
Weighted average number of ordinary shares outstanding	325,735	325,553
Deduct: weighted average own shares held	(28,075)	(28,075)
Weighted average number of shares for calculation of basic earnings per share	297,660	297,478
Weighted average number of options with dilutive effect	5,551	2,938
Weighted average number of shares for calculation of diluted earnings per share	303,211	300,416

	€ Cent	€ Cent
Basic earnings per share	6.23	6.20
Diluted earnings per share	6.12	6.13

F-10

Fyffes plc

Notes to condensed consolidated interim financial statements

6. Post employment benefits

	Six months ended June 30, 2014 €’000	Year ended December 31, 2013 €’000
Deficit at beginning of period	(28,150)	(29,564)
Current service cost less finance income recognised in Income Statement	(1,678)	(3,207)
Actuarial (loss)/gain recognised in Statement of Comprehensive Income	(9,073)	870
Employer contributions to schemes	2,600	3,223
Exchange movement	(1,086)	528
Deficit at end of period	(37,387)	(28,150)
Related deferred tax asset	6,933	5,368
Net deficit after deferred tax	(30,454)	(22,782)

This table summarises the movements in the net deficit on the Group’s various defined benefit pension schemes in Ireland, the UK and Continental Europe. The current service cost is charged in the Income Statement, net of finance income on scheme assets. The actuarial gain or loss is recognised in the Statement of Comprehensive Income, in accordance with the amendment to IAS 19, Actuarial Gains and Losses, Group Plans and Disclosures. The measurement of the Group’s pension obligations is based on a number of assumptions which are determined in consultation with independent actuaries. One key assumption is the appropriate interest rate to use in discounting the estimated future cash flows of the schemes. At 30 June 2014, the Group used a rate of 3.2% (December 31, 2013: 4.0%) in respect of its euro denominated schemes and 4.2% (December 31, 2013: 4.5%) in respect of its UK scheme.

Share based payments

In the six months ended June 30, 2014, Fyffes recognised a credit to the income statement of €985,000 in relation to share options which were reassessed during the period and trued up due to a non-market performance condition (an Earnings per Share target) no longer being expected to be met.

7. Dividends paid to equity shareholders

	Six months ended June 30, 2014 €’000	Six months ended June 30, 2013 €’000
Cash dividends paid on Ordinary €6 cent shares
Final dividend for 2013 of 1.49 cent	4,441	—
Final dividend for 2012 of 1.42 cent	—	4,225
Total cash dividends paid in the period	4,441	4,225

The final dividend for 2013 of 1.49 cent per share, approved by the shareholders at the Annual General Meeting on May 14, 2014, gave rise to a distribution of €4.4m in the period.

The directors have proposed an interim dividend for 2014 of €0.714 cent per share (2013: €0.68 cent per share). This dividend, which will be subject to Irish withholding tax rules, will be paid on October 6, 2014 to shareholders on the register at September 5, 2014. In accordance with company law and IFRS, this dividend has not been recognised as a liability in the balance sheet at June 30, 2014.

At June 30, 2014, the company and subsidiary companies held 28,075,000 Fyffes plc ordinary shares (December 31, 2013: 28,075,000). No dividends are payable on these treasury shares and they are excluded from the calculation of earnings per share.

F-11

Fyffes plc

Notes to condensed consolidated interim financial statements

8. Notes supporting cash flow statement

Analysis of movement in net funds in the period

	Opening 1 Jan 2014 €’000	Cash flow €’000	Non-cash movement €’000	Translation €’000	Closing 30 June 2014 €’000
Bank balances	23,429	10,083	—	557	34,069
Call deposits	7,568	(7,568)	—	—	—
Cash & cash equivalents per balance sheet	30,997	2,515	—	557	34,069
Bank overdrafts	(5,697)	5,390	—	(6)	(313)
Cash & cash equivalents per cash flow statement	25,300	7,905	—	551	33,756
Bank loans – current	(21,604)	(2,975)	—	(67)	(24,646)
Bank loans – non current	(114)	25	—	—	(89)
Finance leases	(3,145)	730	(891)	(26)	(3,332)
Total net funds	437	5,685	(891)	458	5,689

9. Reconciliation of other reserves

	Capital Reserves €’000	Share Options Reserve €’000	Currency Translation Reserve €’000	Revaluation Reserve €’000	Treasury Shares Reserve €’000	Hedging Reserve €’000	Total Other Reserves €’000
Six months ended June 30, 2014
Balance at beginning of period	74,107	2,626	(13,840)	2,275	(17,369)	(3,506)	44,293
Total comprehensive income	—	—	1,297	—	—	442	1,739
Share options which did not vest credited to Income Statement	—	(985)	—	—	—	—	(985)
Share based payments	—	72	—	—	—	—	72
Total at end of period	74,107	1,713	(12,543)	2,275	(17,369)	(3,064)	45,119
Six months ended June 30, 2013
Balance at beginning of period	74,107	2,483	(8,332)	2,291	(17,369)	(1,714)	51,466
Total comprehensive income	—	—	642	—	—	3,422	4,064
Share based payments	—	72	—	—	—	—	72
Total at end of period	74,107	2,555	(7,690)	2,291	(17,369)	1,708	55,602
F-12

Fyffes plc

Notes to condensed consolidated interim financial statements

10. Financial instruments

The fair values of financial assets and financial liabilities, together with the carrying amounts in the Condensed Group Balance Sheet at June 30, 2014 and December 31, 2013, are as follows:

	June 30, 2014 Carrying value €’000	June 30, 2014 Fair value €’000	Dec 31, 2013 Carrying value €’000	Dec 31, 2013 Fair value €’000
Assets
Equity investments	15	15	15	15
Trade and other receivables	78,203	78,203	72,945	72,945
Cash and cash equivalents	34,069	34,069	30,997	30,997
Hedging instruments	502	502	—	—
Total assets	112,789	112,789	103,957	103,957
Liabilities
Trade and other payables	(70,585)	(70,585)	(85,355)	(85,355)
Interest bearing loans and borrowings (excluding overdrafts)	(28,380)	(28,380)	(24,863)	(24,863)
Deferred contingent consideration	(3,352)	(3,352)	(2,942)	(2,942)
Hedging instruments	(4,003)	(4,003)	(3,948)	(3,948)
Total liabilities	(106,320)	(106,320)	(122,805)	(122,805)

Fair value hierarchy

In accordance with IFRS 7 Financial Instruments: Disclosures, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique. There are no financial assets or liabilities valued in accordance with the Level 1 hierarchy (quoted market prices) other than equity investments with a carrying value of €15,000. Most of the Group’s financial assets and liabilities are valued under Level 2 being directly observable market inputs, other than quoted prices for similar instruments. The Group’s deferred contingent consideration is categorised under Level 3, in accordance with the terms of the relevant acquisition contracts, as there are no other observable market data.

Estimation of fair values

Set out below are the major methods and assumptions used in estimating the fair values of the financial assets and liabilities disclosed above.

Equity investments

When market values are available, fair values are determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents, with a remaining maturity of less than six months, the nominal amount is deemed to reflect fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than six months or demand balances, the nominal amount is deemed to reflect fair value. All other receivables and payables are discounted to determine the fair value.

Derivatives (currency options and forward currency or fuel contracts)

Currency options are marked to market using quotes from financial institutions. Forward currency or fuel contracts are either marked to market using market prices or by discounting the contractual forward price and deducting the current spot rate.

F-13

Fyffes plc

Notes to condensed consolidated interim financial statements

10. Financial instruments  – (continued)

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Description	Valuation technique	Significant unobservable inputs
Deferred contingent consideration	Discounted cash flows	Forecast profit after tax Risk-adjusted discount rate (December 31, 2013: 3.53%)
Hedging instruments	Market comparison technique: the fair values are based on broker quotes	Not applicable

Fair value of financial instruments carried at fair value

The following table sets out the fair value of all financial instruments whose carrying value is at fair value at June 30, 2014 and December 31, 2013:

June 30, 3014	Total €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000
Assets measured at fair value
Designated as hedging instruments
Foreign exchange contracts	502	—	502	—
Liabilities at fair value
At fair value through profit or loss
Deferred contingent consideration	(3,352)	—	—	(3,352)
Designated as hedging instruments
Foreign exchange contracts	(4,003)	—	(4,003)	—

December 31, 2013	Total €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000
Liabilities at fair value
At fair value through profit or loss
Deferred contingent consideration	(2,942)	—	—	(2,942)
Designated as hedging instruments
Foreign exchange contracts	(3,948)	—	(3,948)	—

All derivatives entered into by the Group are included in Level 2 and consist of foreign currency forward contracts.

F-14

Fyffes plc

Notes to condensed consolidated interim financial statements

10. Financial instruments  – (continued)

Deferred contingent consideration is included in Level 3. Details of movements in the period are set out below. The contingent element is measured on a series of trading performance targets, and is adjusted by the application of a range of outcomes and associated probabilities.

Additional disclosures for Level 3 fair value measurements

June 30, 2014 €’000
Deferred contingent consideration
At 1 January 2014	2,942
Paid	(806)
Revision to previous estimates	1,162
Discounting charge	20
Foreign exchange movements	34
At 30 June 2014	3,352

Transfers between levels

There were no transfers between levels 1, 2 or 3 during the three month period ended June 30, 2014.

11. Related parties

There were no material related party transactions in the six month periods ended June 30, 2014 or June 30, 2013 other than transactions in the normal course of business with the Group’s joints ventures and associate.

12. Combination of Chiquita and Fyffes

As previously announced on 10 March 2014, Chiquita Brands International, Inc. (“Chiquita”) and Fyffes have entered into a definitive agreement under which Chiquita and Fyffes will combine, subject to the terms and conditions of that agreement, in a stock-for-stock transaction that is expected to result in Chiquita shareholders owning approximately 50.7% of ChiquitaFyffes Limited (“ChiquitaFyffes”), and Fyffes shareholders owning approximately 49.3% of ChiquitaFyffes, on a fully diluted basis (“the Combination”). Chiquita and Fyffes plan to complete the Combination before the end of 2014.

Consummation of the Combination is subject to the fulfilment of specified conditions. Those conditions were originally set out in Appendix III to the announcement on 10 March 2014 pursuant to Rule 2.5 of the Irish Takeover Rules (the “Rule 2.5 Announcement”) relating to the proposed Combination. As previously announced on 29 April 2014, the conditions to completion of the Combination that relate to obtaining approval under the EC Merger Regulation have been restated to reflect the mandatory jurisdiction of the European Commission. The substance of those conditions remains otherwise unchanged. The restated conditions were set out in Appendix I of the announcement on 29 April 2014. On 14 August 2014, Chiquita and Fyffes filed a Form CO with the European Commission in connection with its examination of the Combination under the EC Merger Regulation. On September 16, 2014, Chiquita and Fyffes issued a joint press release confirming that they were in discussions with the European Commission regarding possible limited commitments with a view to obtaining clearance of the proposed combination by the European Commission in its initial Phase I review period and, as a result, the European Commission’s provisional deadline for its Phase I review of the Combination was extended until 3 October 2014. Regulatory clearances for the Combination have already been obtained in the US and a number of smaller jurisdictions.

The registration statement of ChiquitaFyffes on Form S-4 (the “Form S-4”) in connection with the proposed Combination was declared effective by the US Securities and Exchange Commission (the “SEC”) on 25 July 2014. This Form S-4 includes a proxy statement of Chiquita that also constitutes a prospectus of ChiquitaFyffes and the Irish scheme circular of Fyffes and its accompanying explanatory statement. A copy of

F-15

Fyffes plc

Notes to condensed consolidated interim financial statements

12. Combination of Chiquita and Fyffes  – (continued)

the proxy statement, prospectus and scheme circular included in the Form S-4 and related documents has been posted to shareholders of Chiquita and Fyffes ahead of shareholder meetings of both companies scheduled for 17 September 2014. On September 17, 2014, the shareholders of Fyffes approved the adjournments of the Court Meeting and EGM until October 3, 2014. As a result of a supplemental transaction agreement (see below) Fyffes proposes to seek the adjournment of these meetings until 28 October 2014.

On 11 August 2014, Cutrale Group and Safra Group announced an unsolicited cash offer of US$13 per share to acquire all outstanding stock of Chiquita. On 14 August 2014, Chiquita announced that its Board of Directors unanimously determined that this offer is inadequate and not in the best interests of Chiquita shareholders. The Chiquita Board of Directors also unanimously reaffirmed its recommendation that Chiquita shareholders vote to approve the definitive merger agreement between Chiquita and Fyffes.

Fyffes and Chiquita announced on 27 August 2014 updated anticipated annualised pre-tax cost synergies for the proposed combination of Fyffes and Chiquita. Fyffes and Chiquita have identified an additional US$20m of synergies for a total of at least US$60m in annualised pre-tax cost synergies by the end of 2016, reflecting additional information which has become available regarding optimisation of sourcing and shipping logistics that was established after the proposed combination was first announced, as well as the output of the information technology integration planning work stream. The US$20m of additional recurring annual synergies is anticipated to be comprised of European and Mediterranean shipping benefits enabled by the broad geographic sourcing diversity of the combined company, as well as information technology efficiencies due to the implementation of cloud computing.

On September 25, 2014 Fyffes entered into a supplemental transaction agreement with, amongst other parties, Chiquita for the purposes of amending the terms of the Combination. On the same date, Fyffes entered into a supplemental expenses reimbursement agreement with Chiquita in connection with the revised terms of the Combination.

Under the terms of the supplemental transaction agreement, Fyffes shareholders will now receive 0.1113 ChiquitaFyffes shares for each Fyffes share they hold and Chiquita shareholders will receive one ChiquitaFyffes share for each Chiquita share that they hold upon completion of the Combination. At that time, Chiquita shareholders are expected to own approximately 59.6% of ChiquitaFyffes, an increase from 50.7% under the previous agreement, and Fyffes shareholders are now expected to own approximately 40.4% of ChiquitaFyffes, on a fully diluted basis. In addition, under the revised agreement, Fyffes will also have the right to terminate the Transaction Agreement if Chiquita shareholder approval is not obtained on or prior to October 24, 2014. In such event, Fyffes may be entitled to a termination fee if Chiquita enters into another transaction within nine months.

Under the terms of the supplemental expenses reimbursement agreement, the companies have also agreed to increase the termination fee payable to Fyffes from 1% to a more customary 3.5% of the total value of the issued share capital of Chiquita should the Combination be terminated under certain specified circumstances as detailed in the amended agreement.

F-16

Annex A

Execution Version

Dated September 25, 2014

CHIQUITA BRANDS INTERNATIONAL, INC.,

CHIQUITAFYFFES LIMITED,

CBII HOLDING CORPORATION,

CHICAGO MERGER SUB, INC.,

and

FYFFES PLC

AMENDMENT NO. 1 TO THE TRANSACTION AGREEMENT

A-1

THIS AMENDMENT NO. 1 TO THE TRANSACTION AGREEMENT is made on September 25, 2014 (this “Amendment”)

BETWEEN:

CHIQUITA BRANDS INTERNATIONAL, INC.,
a company incorporated in New Jersey
(hereinafter called “Chiquita”),

CHIQUITAFYFFES LIMITED
a company incorporated in Ireland
(formerly called Twombly One Limited and hereinafter called “IrHoldco”),

CBII HOLDING CORPORATION
a company incorporated in Delaware
(hereinafter called “Delaware Sub”),

CHICAGO MERGER SUB, INC.
a company incorporated in New Jersey
(hereinafter called “MergerSub”),

- and -

FYFFES PLC

a company incorporated in Ireland
(hereinafter called “Fyffes”, and together with Chiquita, IrHoldco, Delaware Sub and Merger Sub, the “Parties”)

RECITALS:

1.	Each of the Parties desires to amend and supplement the Transaction Agreement in certain respects as described in this Amendment.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions
1.1	Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Transaction Agreement, dated as of March 10, 2014, by and among the Parties (the “Transaction Agreement”) except as otherwise provided in Clause 3(a) of this Amendment.
1.2	Construction
(a)	In this Amendment, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Amendment and not to any particular section or clause thereof.
(b)	In this Amendment, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Amendment.
(c)	In this Amendment, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.
(d)	In this Amendment, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.
(e)	In this Amendment, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

A-2

(f)	In this Amendment, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
(g)	In this Amendment, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.
1.3	Captions

The headings or captions to the clauses in this Amendment are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

In this Amendment, references to time are to Irish times unless otherwise specified.

1.5	Amendment

The Transaction Agreement shall continue in full force and effect save as amended by this Amendment. All references in the Transaction Agreement to “this Agreement”, “hereof”, “hereby”, “hereto”, “hereafter”, “herein” and other similar expressions shall be deemed to be references to the Transaction Agreement as amended by this Amendment. All references in the Transaction Agreement to the “Combination”, the “Scheme” or the “Scheme of Arrangement” shall, without limitation, refer to the “Combination”, the “Scheme” or the “Scheme of Arrangement” as revised or to be revised in accordance with the terms of this Amendment and the Announcement of Revision of Exchange Ratio.

2.	Announcement of Revision of Exchange Ratio
2.1	Each Party confirms that its respective board of directors (or a duly authorised committee thereof) has approved the contents and release of the Announcement of Revision of Exchange Ratio.
2.2	Forthwith upon the execution of this Amendment, Fyffes shall, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Announcement of Revision of Exchange Ratio to a Regulatory Information Service by no later than 12:00 noon New York City time, on September 26, 2014, or such later time as may be agreed between the Parties in writing and Chiquita hereby confirms its consent to the release of the announcement in this manner.
2.3	Without prejudice to the obligations of Fyffes and Chiquita under the Transaction Agreement (which, should this Amendment not become effective, shall continue in full force and effect in accordance with its terms), the obligations of Fyffes and Chiquita under this Agreement, other than the obligations under Clause 2.2 above, shall be conditional on the release of the Announcement of Revision of Exchange Ratio to a Regulatory Information Service on September 26, 2014.
2.4	Fyffes confirms that, as of the date hereof, the Fyffes Board considers that the terms of the Scheme as to be revised in accordance with the terms of the Announcement of Revision of Exchange Ratio are fair and reasonable and the Fyffes Board has resolved to recommend to the Fyffes Shareholders that they vote in favour of the Resolutions. The recommendation of the Fyffes Board that the Fyffes Shareholders vote in favour of the Resolutions, and the related recommendation of the financial advisers to the Fyffes Board, are set out in the Announcement of Revision of Exchange Ratio and, subject to Clause 5.3 of the Transaction Agreement, shall (subject to the approval of the Irish High Court) be incorporated in any revised Scheme Document and shall be incorporated in any other document sent to Fyffes Shareholders in connection with the Combination to the extent required by the Takeover Rules.

A-3

2.5	Chiquita confirms that, as of the date hereof, the Chiquita Board has determined that the transactions contemplated by the Transaction Agreement, as amended by this Amendment, are fair to and in the best interests of Chiquita and the Chiquita Shareholders and the Chiquita Board has resolved to recommend to the Chiquita Shareholders that they vote in favour of the adoption of the Transaction Agreement, as amended by this Amendment. The recommendation of the Chiquita Board that the Chiquita Shareholders vote in favour of the adoption of the Transaction Agreement, as amended by this Amendment, shall (subject to Clause 5.4 of the Transaction Agreement) be incorporated in the Joint Proxy Statement, as supplemented by the Proxy Statement Supplement (as defined below) and the Form S-4, as amended by the S-4 Amendment (as defined below).
3.	Amendments to the Transaction Agreement
(a)	Clause 1.1 of the Transaction Agreement is hereby amended and supplemented by restating the following definitions:

““Expenses Reimbursement Agreement”, the expenses reimbursement agreement dated March 10, 2014 between Chiquita and Fyffes, as amended by the supplemental expenses reimbursement agreement dated September 25, 2014;”

and

““Support Letter”, means the letter dated March 7, 2014, which was signed on behalf of the Article 6 Martial Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007, as supplemented by the letter dated September 23, 2014;”

and including the following definition:

““Announcement of Revision of Exchange Ratio”, the announcement in the Agreed Form to be made by the Parties on or about September 26, 2014 in respect of their agreement to change the Exchange Ratio as specified in the Transaction Agreement.”

(b)	Clause 8.1(c)(i) of the Transaction Agreement is hereby amended, supplemented and restated in its entirety to read as follows:

“IrHoldco shall, in respect of each Fyffes Share subject to the Scheme: issue 0.1113 (the “Exchange Ratio”) of a IrHoldco Share (the “Share Consideration” together with any cash in lieu of Fractional Entitlements due a holder, the “Scheme Consideration”) to the applicable Fyffes Shareholder (and/or their nominees), which Share Consideration shall be duly authorised, validly issued, fully paid and non-assessable and free of Liens and pre-emptive rights; provided, however, that no fractions of IrHoldco Shares (the “Fractional Entitlements”) shall be issued by IrHoldco to the Fyffes Shareholders under this Clause 8.1(c)(i), and all Fractional Entitlements shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to the Fyffes Shareholders;

in accordance with the Scheme; and”

(c)	Clause 3.3 of the Transaction Agreement is hereby amended, supplemented and restated by the inclusion of the following new Clause 3.3(c) immediately before the existing Clause 3.3(c) and the renumbering of the existing Clause 3.3(c) and (d) as Clause 3.3(d) and (e):

“(c) Fyffes, Chiquita and IrHoldco each shall take, or cause to be taken, such other steps as are reasonably required of it for the proper implementation of the Scheme as shall be revised in accordance with the terms of the Announcement of Revision of Exchange Ratio.”

(d)	Clause 9.1(a)(viii) of the Transaction Agreement is hereby amended, supplemented and restated in its entirety to read as follows:

“By Fyffes, in the event that (A) a Chiquita Change of Recommendation shall have occurred or (B) the Chiquita Shareholder Approval shall not have been obtained on or prior to October 24, 2014.”

A-4

4.	Fyffes covenant
4.1	Fyffes shall:
(a)	as promptly as reasonably practicable make all necessary applications to the High Court in connection with the implementation of the Scheme (as to be revised in accordance with the terms of the Announcement of Revision of Exchange Ratio as contemplated by this Amendment), including issuing appropriate proceedings requesting the High Court to order that the amendment to the terms of the Scheme in accordance with the terms of the Announcement of Revision of Exchange Ratio be approved or noted, using all reasonable endeavors so as to ensure that the hearing of such proceedings occurs as promptly as reasonably practicable in order to facilitate the dispatch of any revised Scheme Document, seeking such directions of the High Court as it considers necessary or desirable in connection with the Court Meeting and convening the Court Meeting as promptly as reasonably practicable following such application to the High Court;
(b)	in accordance with the directions of the High Court procure the publication of the requisite advertisements and dispatch of any revised Scheme Document (in a form acceptable to the Panel) and supplemental forms of proxy (if any) for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Fyffes Shareholders on the register of members of Fyffes on the record date as agreed with the High Court, as promptly as reasonably practicable after the approval of the High Court to dispatch the documents being obtained, and (b) to the holders of the Fyffes Options or Fyffes Share Awards on such date, for information only, as promptly as reasonably practicable after the approval of the High Court to dispatch the documents being obtained.
(c)	use commercially reasonable efforts to obtain agreement from the holders of Fyffes Options as soon as practicable to effect any rule changes or amendments to the Fyffes Option Scheme reasonably considered necessary by Chiquita to ensure that the terms of Fyffes Rollover Options reflect the Fyffes Equity Exchange Ratio as revised in accordance with the terms of the Announcement of Revision of Exchange Ratio.
5.	Additional covenants
5.1	As promptly as reasonably practicable following the date of this Amendment, each of the Parties shall cooperate in preparing and, in the case of the Chiquita Parties, shall cause to be filed with the SEC (a) a mutually acceptable supplement to the Joint Proxy Statement (the “Proxy Statement Supplement”) and (b) to the extent required, a post-effective amendment to the Form S-4 (the “S-4 Amendment”), in each case, reflecting the terms of the Announcement of Revision of Exchange Ratio and any other changes mutually agreed by the Parties. The Parties shall comply with the provisions of Clause 3.7 of the Transaction Agreement with respect to the Proxy Statement Supplement and the S-4 Amendment.
5.2	Subject to Clause 3.7(b) of the Transaction Agreement, Chiquita shall duly take all lawful action to adjourn the Chiquita Shareholders Meeting scheduled for October 3, 2014 to October 24, 2014 for the purpose of obtaining the Chiquita Shareholder Approval.
6.	Waiver

The Parties acknowledge and agree that the execution of this Amendment does not amend or modify the terms of the waiver, dated as of September 7, 2014, between Chiquita and Fyffes insofar as Fyffes agreed not to object to actions taken by Chiquita described in sub-clauses (x) and (y) of Clause 5.4(b) of the Transaction Agreement in response to the receipt of a Chiquita Alternative Proposal and such terms of such waiver shall continue in full force and effect.

A-5

7.	Representations and Warranties
7.1	Fyffes represents and warrants to Chiquita as follows: Fyffes has all requisite corporate power and authority to enter into this Amendment and to consummate the transactions contemplated hereby. The execution and delivery of this Amendment and the consummation of the transactions contemplated hereby have been duly and validly authorised by the Fyffes Board and no other corporate proceedings on the part of Fyffes are necessary to authorise the consummation of the transactions contemplated hereby. This Amendment has been duly and validly executed and delivered by Fyffes and, assuming this Amendment constitutes the valid and binding agreement of the Chiquita Parties, constitutes the valid and binding agreement of Fyffes, enforceable against Fyffes in accordance with its terms. The execution and delivery by Fyffes of this Amendment do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not conflict with or result in any violation of any provision of the Organisational Documents of Fyffes.
7.2	The Chiquita Parties jointly and severally represent and warrant to Fyffes as follows: Chiquita and each Chiquita Merger Party has all requisite corporate power and authority to enter into this Amendment and to consummate the transactions contemplated hereby. The execution and delivery of this Amendment and the consummation of the transactions contemplated hereby have been duly and validly authorised by the Chiquita Board and the board of directors of each Chiquita Merger Party and no other corporate proceedings on the part of Chiquita or any Chiquita Merger Party are necessary to authorise the consummation of the transactions contemplated hereby. This Amendment has been duly and validly executed and delivered by Chiquita and each Chiquita Merger Party and, assuming this Amendment constitutes the valid and binding agreement of Fyffes, constitutes the valid and binding agreement of Chiquita and each Chiquita Merger Party, enforceable against Chiquita and each Chiquita Merger Party in accordance with its terms. The execution and delivery by Chiquita and each Chiquita Merger Party of this Amendment do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not conflict with or result in any violation of any provision of the Organisational Documents of Chiquita or the Chiquita Merger Parties.
8.	General
8.1	This Amendment shall be governed by, and construed in accordance with, the Laws of Ireland; provided, however, that the Merger and matters related thereto shall, to the extent required by the Laws of the State of New Jersey, be governed by, and construed in accordance with, the Laws of the State of New Jersey.
8.2	This Amendment may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Amendment. Signatures of the Parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.
8.3	Except as expressly set forth herein, this Amendment shall not modify or in any way affect any of the provisions of the Transaction Agreement, which shall remain in full force and effect. From and after the date hereof, all references to the term “Agreement” in the Transaction Agreement shall be deemed to refer to the Transaction Agreement, as amended hereby.

[SIGNATURES APPEAR ON THE FOLLOWING PAGES]

A-6

IN WITNESS whereof the Parties have entered into this Amendment on the date specified above.

SIGNED for and on behalf of
CHIQUITA BRANDS INTERNATIONAL, INC. by its
authorised signatory:

/s/ Edward F. Lonergan

Signature

Edward F. Lonergan

Print Name
Title: President and Chief Executive Officer

[Signature Page to Amendment No. 1 to the Transaction Agreement]

A-7

IN WITNESS whereof the Parties have entered into this Amendment on the date specified above.

SIGNED for and on behalf of
CHIQUITAFYFFES LIMITED by its
authorised signatory:

/s/ Paolo Prudenziati

Signature

Paolo Prudenziati

Print Name
Title: Director

[Signature Page to Amendment No. 1 to the Transaction Agreement]

A-8

IN WITNESS whereof the Parties have entered into this Amendment on the date specified above.

SIGNED for and on behalf of
CBII HOLDING CORPORATION by its
authorised signatory:

/s/ Brian W. Kocher

Signature

Brian W. Kocher

Print Name
Title: President

[Signature Page to Amendment No. 1 to the Transaction Agreement]

A-9

IN WITNESS whereof the Parties have entered into this Amendment on the date specified above.

SIGNED for and on behalf of
CHICAGO MERGER SUB, INC. by its
authorised signatory:

/s/ Brian W. Kocher

Signature

Brian W. Kocher

Print Name
Title: President

[Signature Page to Amendment No. 1 to the Transaction Agreement]

A-10

IN WITNESS whereof the Parties have entered into this Amendment on the date specified above.

GIVEN under the common seal
of FYFFES PLC

/s/ David McCann

Signature

David McCann

Print Name
Title: Chairman

/s/ Tom Murphy

Signature

Tom Murphy

Print Name
Title: Director

[Signature Page to Amendment No. 1 to the Transaction Agreement]

A-11

Annex B

Execution Version

Dated September 25, 2014

CHIQUITA BRANDS INTERNATIONAL, INC.

and

FYFFES PLC

SUPPLEMENTAL EXPENSES REIMBURSEMENT AGREEMENT

THIS SUPPLEMENTAL AGREEMENT is made on September 25, 2014

BETWEEN:

CHIQUITA BRANDS INTERNATIONAL, INC.
a company incorporated in New Jersey
(hereinafter called “Chiquita”)

- and -

FYFFES PLC
a company incorporated in Ireland
with registered number 73342
having its registered office at
29 North Anne Street, Dublin 7, Ireland
(hereinafter called “Fyffes”)

RECITALS:

1.	Chiquita and Fyffes have agreed to combine on the terms set out in the Rule 2.5 Announcement and the Transaction Agreement.
2.	Fyffes and Chiquita entered into the Expenses Reimbursement Agreement which sets out the agreement between the Parties as to, among other things, the reimbursement in certain circumstances by (i) Fyffes of certain expenses incurred and to be incurred by Chiquita for the purposes of, in preparation for, or in connection with the Combination and (ii) Chiquita of certain expenses incurred and to be incurred by Fyffes for the purposes of, in preparation for, or in connection with the Combination.
3.	Following negotiations between the Parties, the Parties wish to amend the terms of the Expenses Reimbursement Agreement as set out herein.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions
1.1	In this Supplemental Agreement the defined terms shall have the same meaning as the defined terms set out in the Expenses Reimbursement Agreement except as otherwise provided for below:

“Announcement of Revision of Exchange Ratio”, the announcement in the Agreed Form to be made by the Parties in respect of their agreement to a change in the exchange ratio as described in the Transaction Agreement;

1.2	Construction
(a)	In this Supplemental Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Supplemental Agreement and not to any particular section or clause thereof.
(b)	In this Supplemental Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Supplemental Agreement.
(c)	In this Supplemental Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.
(d)	In this Supplemental Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

(e)	In this Supplemental Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.
(f)	In this Supplemental Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
(g)	In this Supplemental Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.
(h)	Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement.
1.3	Captions

The headings or captions to the clauses in this Supplemental Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

In this Supplemental Agreement, references to time are to Irish times unless otherwise specified.

2.	Pre-condition

This Supplemental Agreement shall not have effect unless and until the Announcement of Revision of Exchange Ratio has been issued.

3.	Amendments to the Agreement
3.1	In consideration for and as an inducement to Fyffes agreeing to release the Announcement of Revision of Exchange Ratio, the Agreement is hereby amended as follows:
(a)	The definition of “Fyffes Cap” in Clause 1.1 is hereby deleted;
(b)	The text of Clause 4.1 is hereby deleted and replaced with the following text:

“Subject to the provisions of this Agreement, Chiquita agrees to pay Fyffes, if any Fyffes Payment Event occurs, an amount equal to 3.5% of the total value attributable to the issued share capital of Chiquita that is subject to the Merger (excluding, for the avoidance of doubt, any treasury shares and any Chiquita Shares held by Fyffes or any Associate of Fyffes) as set out in the Rule 2.5 Announcement calculated based on the closing price of a Chiquita Share on the Business Day prior to the date of the occurrence of the Fyffes Payment Event (the payments provided for in this Clause 4.1, the “Fyffes Reimbursement Payments”). Upon Fyffes becoming entitled to a Fyffes Reimbursement Payment, Chiquita shall have no further liability in connection with the termination of the Transaction Agreement (for the avoidance of doubt, other than the obligation to pay a Fyffes Reimbursement Payment pursuant to this Agreement), whether under the Transaction Agreement or this Agreement or otherwise, to Fyffes or its shareholders; provided that nothing herein shall release any Party from liability for intentional breach, for fraud or as provided for in the Confidentiality Agreement.”

(c)	Clause 4.2(b) is hereby deleted and replaced with the following text:

“all of the following occur:

(i)	the Transaction Agreement is terminated by Fyffes for the reason that the Chiquita Shareholders Approval shall not have been obtained on or prior to October 24, 2014; and
(ii)	a definitive agreement providing for a Chiquita Alternative Proposal is entered into within 9 months after such termination.”

(d)	Clause 4.3(b) is hereby deleted and the subsequent clause is renumbered;
(e)	Clause 4.3(c) is hereby deleted and replaced with the following text:

“subject to satisfactory compliance with the provisions of this Agreement upon which a Chiquita Reimbursement Payment may be conditioned, a Chiquita Reimbursement Payment shall be satisfied by payment in full by Chiquita to Fyffes in cleared immediately available funds within 21 calendar days following such receipt of the written demand for payment from Fyffes.” and

(f)	Clause 4.4 is hereby deleted.
4.	General
4.1	This Supplemental Agreement shall be governed by, and construed in accordance with, the laws of Ireland. Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Supplemental Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Supplemental Agreement shall therefore be brought in the courts of Ireland.
4.2	Chiquita hereby irrevocably appoints McCann FitzGerald Solicitors as its authorised agent upon whom process may be served in any suit or proceeding arising out of or in connection with this Supplemental Agreement, and agrees that service of process upon such agent to the following address:

Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland
For the attention of: David Byers and Stephen FitzSimons,

shall constitute effective service of process upon Chiquita in any such suit or proceeding. Chiquita further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect until all obligations of Chiquita under this Supplemental Agreement have been satisfied or discharged.

4.3	This Supplemental Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Supplemental Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).
4.4	Any notice or other document to be served under this Supplemental Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:
(i)	if to Chiquita, to:

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202
Fax: +1 (513) 672-2658
Attention: General Counsel

with copy to:

McCann FitzGerald Solicitors
Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland
Fax: +353 1 829 0010
Attention: David Byers

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Fax: +1 (212) 735-2000
Attention: David J. Friedman, Esq.

and

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Fax: +1 (312) 407-0411
Attention: Peter C. Krupp, Esq.

(ii)	if to Fyffes, to:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
Fax: +353 1 887 2755
Attention: Seamus Keenan, Company Secretary

with copy to:

Arthur Cox
Earlsfort Centre
Earlsfort Terrace, Dublin 2, Ireland
Fax: +353 1 618 0618
Attention: Michael Meghen
         Stephen Hegarty

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Fax: +1 (212) 455-2502
Attention: Mario A. Ponce
         Elizabeth A. Cooper

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 5.4.

(b)	Any notice or document shall be deemed to have been served:
(i)	if delivered by overnight delivery or by hand, at the time of delivery; or
(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee’s local time), shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).
4.5	The invalidity, illegality or unenforceability of a provision of this Supplemental Agreement does not affect or impair the continuance in force of the remainder of this Supplemental Agreement.
4.6	No release, discharge, amendment, modification or variation of this Supplemental Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

4.7	Each Party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other Party hereto, this Supplemental Agreement constitutes the valid and binding obligations of that Party.
4.8	Each Party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Supplemental Agreement; provided that for the avoidance of doubt, each Party understands and confirms that this Supplemental Agreement shall not affect the obligations of each Party to pay costs and expenses as provided in Clause 10.12 of the Transaction Agreement.

IN WITNESS whereof the Parties have executed this Supplemental Agreement as a Deed on the day and year above written.

SIGNED for and on behalf of
CHIQUITA BRANDS INTERNATIONAL, INC. by its
authorised signatory:

/s/ Edward F. Lonergan

Signature

Edward F. Lonergan

Print Name
Title: President and Chief Executive Officer

[Signature Page to Supplemental Expenses Reimbursement Agreement]

IN WITNESS whereof the Parties have executed this Supplemental Agreement as a Deed on the day and year above written.

GIVEN under the common seal
of FYFFES PLC:

/s/ David McCann

Signature

David McCann

Print Name
Title: Chairman

/s/ Tom Murphy

Signature

Tom Murphy

Print Name
Title: Director

[Signature Page to Supplemental Expenses Reimbursement Agreement]

Annex C

[Opinion of Goldman, Sachs & Co.]

Annex C

PERSONAL AND CONFIDENTIAL

September 25, 2014

Board of Directors
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Fyffes plc (“Fyffes”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (“Company Shares”), of Chiquita Brands International, Inc. (the “Company”) of the Company Exchange Ratio (as defined below) pursuant to the Transaction Agreement, dated as of March 10, 2014, as amended by Amendment Number 1, dated as of September 25, 2014 (the “Agreement”), by and among the Company, Fyffes, ChiquitaFyffes Limited (formerly Twombly One Limited and referred to herein as “IrHoldco”), CBII Holding Corporation (“Delaware Sub”) and Chicago Merger Sub, Inc. (“MergerSub”). The Agreement provides that (a) pursuant to the Scheme of Arrangement (as defined in the Agreement), each share of Fyffes (“Fyffes Shares”) will be cancelled and converted into the right to receive 0.1113 of an ordinary share of IrHoldco (“IrHoldco Shares”), and (b) MergerSub will be merged with and into the Company, and each Company Share will be cancelled and converted into the right to receive one IrHoldco Share (the “Company Exchange Ratio”) and the Company will become a direct, wholly owned subsidiary of Delaware Sub and an indirect, wholly owned subsidiary of IrHoldco.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Fyffes and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We have received fees and expect to receive additional fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of the Company’s 7.875% Senior Secured Notes due 2021 (aggregate principal amount $425 million) in January 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Fyffes, IrHoldco and their respective affiliates for which our Investment Banking Division may receive compensation.

C-1

Board of Directors
Chiquita Brands International, Inc.
September 25, 2014

In connection with this opinion, we have reviewed, among other things, the Agreement; the Rule 2.5 Announcement (as defined in the Agreement); the Registration Statement on Form S-4 of ChiquitaFyffes Limited (File No. 333-195564), as amended, dated as of July 24, 2014; the Profit Forecast Document, dated as of August 6, 2014, published by the Company; the Supplemental Expenses Reimbursement Agreement, dated as of September 25, 2014, between the Company and Fyffes; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2013 and Annual Reports and Accounts of Fyffes for the five years ended December 31, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and certain interim reports of Fyffes; certain publicly available research analyst reports for the Company and Fyffes; certain internal financial analyses and forecasts for the Company and certain updated financial analyses and forecasts for Fyffes, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as updated and approved for our use by the Company (the “Synergies”); and certain net operating loss utilization forecasts for the Company on a standalone basis and following consummation of the Transaction, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and Fyffes regarding their assessment of the past and current business operations, financial condition and future prospects of Fyffes and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for Company Shares and Fyffes Shares; compared certain financial and stock market information for the Company and Fyffes with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, the Synergies and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Fyffes or IrHoldco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Fyffes or IrHoldco or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

C-2

Board of Directors
Chiquita Brands International, Inc.
September 25, 2014

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Fyffes and its affiliates) of Company Shares, as of the date hereof, of the Company Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, in connection with the Transaction, whether relative to the Company Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which IrHoldco Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Fyffes or IrHoldco or the ability of the Company, Fyffes or IrHoldco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Company Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Fyffes and its affiliates) of Company Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

C-3

PROXY STATEMENT/PROSPECTUS DATED AUGUST 6, 2014

EXPLANATORY NOTE

The following proxy statement/prospectus reflects events as they existed as of August 6, 2014, including the terms of the transaction originally agreed to by Fyffes and Chiquita on March 10, 2014. This document should be read in conjunction with the supplement dated October 10, 2014 which reflects developments occurring since August 6, 2014, including the revised terms agreed to by Fyffes and Chiquita on September 25, 2014. Accordingly, the supplement shall be deemed to supplement and supersede the proxy statement/prospectus to the extent of any inconsistencies.

1

LETTER TO CHIQUITA SHAREHOLDERS

CHIQUITA BRANDS INTERNATIONAL, INC.

To Our Shareholders:

You are cordially invited to attend a special meeting of the shareholders of Chiquita Brands International, Inc., which is referred to as Chiquita, to be held on September 17, 2014 at 9:00 a.m. local time, at 550 South Caldwell Street, Charlotte, North Carolina 28202.

As previously announced, on March 10, 2014, Chiquita entered into a transaction agreement with Fyffes plc, which is referred to as Fyffes, pursuant to which Fyffes will combine with Chiquita through the formation of a new holding company incorporated in Ireland that will be renamed ChiquitaFyffes plc, which is referred to as ChiquitaFyffes. The combination with Fyffes will be accomplished by means of a “scheme of arrangement” under Irish law, which is referred to as the scheme, and a merger under U.S. law. Pursuant to the scheme part of the combination, Fyffes shareholders will receive 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share.

Pursuant to the merger part of the combination, immediately following implementation of the scheme, Chiquita will merge with an indirect wholly owned subsidiary of ChiquitaFyffes and become an indirect wholly owned subsidiary of ChiquitaFyffes. Each Chiquita common share then issued and outstanding will be cancelled and automatically converted into the right to receive one ordinary share of ChiquitaFyffes. Upon completion of the combination, based on the number of Chiquita and Fyffes shares and related awards outstanding as of the record date, former Chiquita shareholders are expected to own approximately 50.7% of ChiquitaFyffes ordinary shares and former Fyffes shareholders are expected to own approximately 49.3% of ChiquitaFyffes ordinary shares, on a fully diluted basis. The exchange of Chiquita shares for ChiquitaFyffes ordinary shares will be a taxable transaction, for U.S. federal income tax purposes, to Chiquita shareholders. The ChiquitaFyffes ordinary shares are expected to be listed on the New York Stock Exchange under the symbol “CQF.” Based on the number of Chiquita and Fyffes shares outstanding as of the record date, as well as restricted stock awards expected to vest in 2014, the total number of ChiquitaFyffes ordinary shares that is expected to be issued in connection with the scheme and the merger is approximately 93,869,361.

Chiquita is holding a special meeting of our shareholders to seek your approval to adopt the transaction agreement and approve the merger. The combination is also subject to approval of Fyffes shareholders of the scheme and certain other conditions. You are also being asked to approve the following additional proposals: (w) on a non-binding advisory basis, the creation of “distributable reserves” for ChiquitaFyffes, which are required under Irish law in order for ChiquitaFyffes to pay dividends and make other types of distributions and to repurchase or redeem shares in the future, if and when the board of directors of ChiquitaFyffes should determine to do so; (x) on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the combination; (y) the Amended Chiquita Stock and Incentive Plan; and (z) the adjournment of the special meeting, or any adjournments thereof, to another time or place if necessary or appropriate. Approval of these proposals is not a condition to the completion of the combination. More information about the combination and the proposals is contained in the accompanying proxy statement/prospectus. We urge all Chiquita shareholders to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 27 of the accompanying proxy statement/prospectus.

Your proxy is being solicited by the Board of Directors of Chiquita. After careful consideration, our Board of Directors has unanimously approved the transaction agreement and determined that the terms of the combination will further the strategies and goals of Chiquita. Our Board of Directors recommends unanimously that you vote “FOR” the proposal to adopt the transaction agreement and approve the merger and “FOR” the other proposals described in the accompanying proxy statement/prospectus. In considering the recommendation of the Board of Directors of Chiquita, you should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination in addition to interests they might have as shareholders of Chiquita. See “The Combination  — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of the accompanying proxy statement/prospectus. The affirmative vote of a majority of the votes cast by Chiquita shareholders entitled to vote at the special meeting is required for each of the proposals, although the vote on the proposal to approve the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the combination will not be binding on Chiquita. With the exception of the proposal to adopt the transaction agreement and approve the merger, approval of the proposals is not a condition to

2

the completion of the combination. Your vote is very important. Please vote as soon as possible whether or not you plan to attend the special meeting by following the instructions in the accompanying proxy statement/prospectus.

On behalf of the Chiquita Board of Directors, thank you for your consideration and continued support.

Very truly yours,

Kerrii B. Anderson
Chairwoman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, the accompanying proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this document.

The accompanying proxy statement/prospectus is dated August 6, 2014, and is first being mailed to shareholders of Chiquita on or about August 7, 2014.

3

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Chiquita from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in the proxy statement/prospectus by requesting them in writing or by telephone from Chiquita at the following address and telephone number:

Chiquita Brands International, Inc.
550 South Caldwell Street,
Charlotte, North Carolina 28202
Attention: Investor Relations
(980) 636-5637
www.Chiquita.com “Investor Relations” tab

In addition, if you have questions about the combination or the special meeting, or if you need to obtain copies of the accompanying proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the proxy statement/prospectus, you may contact the contacts listed below. You will not be charged for any of the documents you request.

Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, New Jersey 07003
Attention: Domenick de Robertis

If you would like to request documents, please do so by September 3, 2014, in order to receive them before the special meeting.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 278 of the accompanying proxy statement/prospectus.

(Fyffes plc, registered in Ireland under the Companies Acts 1963 to 2013 with registered number 73342)

Registered Office:
29 North Anne Street
Dublin 7
Ireland
Telephone: +353 (1) 8872700

To Our Shareholders:

You are cordially invited to attend two special meetings of the shareholders of Fyffes plc (“Fyffes”). The first, the special court-ordered meeting, is to be held on September 17, 2014 at 10:00 a.m. Irish time at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, and the second, the extraordinary general meeting, referred to as the EGM, is to be held on September 17, 2014 at 10:30 a.m. Irish time, at the same location, or, if later, as soon as possible after the conclusion or adjournment of the special court-ordered meeting.

As previously announced, on March 10, 2014, Fyffes entered into a transaction agreement with Chiquita Brands International, Inc. (“Chiquita”), pursuant to which Chiquita will combine with Fyffes through the formation of a new holding company incorporated in Ireland that will be renamed ChiquitaFyffes plc (“ChiquitaFyffes”). The combination of Fyffes will be effected by means of a “scheme of arrangement” under Section 201 of the Irish Companies Act 1963, subject to the sanction of the Irish High Court.

Pursuant to the scheme part of the combination, Fyffes shareholders will receive 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes share. Immediately following implementation of the scheme, Chiquita will merge with an indirect wholly owned subsidiary of ChiquitaFyffes and become an indirect wholly owned subsidiary of ChiquitaFyffes. Each Chiquita common share then issued and outstanding will be cancelled and automatically converted into the right to receive one ordinary share of ChiquitaFyffes. Following completion of the combination, based on the number of Chiquita and Fyffes shares and related awards outstanding as of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, former Chiquita shareholders are expected to own approximately 50.7% of ChiquitaFyffes ordinary shares and former Fyffes shareholders are expected to own approximately 49.3% of ChiquitaFyffes ordinary shares, on a fully diluted basis. The exchange of Fyffes shares for ChiquitaFyffes ordinary shares and cash in lieu of ChiquitaFyffes fractional shares will not be a taxable transaction to Fyffes shareholders for Irish tax purposes. The ChiquitaFyffes ordinary shares are expected to be listed on the New York Stock Exchange under the symbol “CQF.” Based on the number of Chiquita and Fyffes shares outstanding as of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, as well as restricted stock awards expected to vest in 2014, the total number of ChiquitaFyffes ordinary shares that is expected to be issued in connection with the scheme and the merger is approximately 93,869,361.

You are being asked to vote on a proposal to approve the scheme at the special court-ordered meeting, as well as four additional resolutions being presented at the EGM (three of which resolutions shareholders must approve in order to properly implement the scheme). You are also being asked to vote at the EGM, on a non-binding advisory basis, on a proposed reduction of capital in ChiquitaFyffes relating to the creation of “distributable reserves,” which are required under Irish law in order for ChiquitaFyffes to, among other things, be able to pay dividends in the future, if and when the board of directors of ChiquitaFyffes should determine to do so; however, the combination is not conditional on approval of this proposal. The scheme is also subject to sanction by the Irish High Court. More information about the combination and the proposals is contained in the accompanying proxy statement/prospectus. We urge all Fyffes shareholders to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference therein, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 27, the “Explanatory Statement” beginning on page 281 and the “The Scheme of Arrangement” beginning on page 293, of the accompanying proxy statement/prospectus.

Having taken into account the relevant factors and applicable risks, the board of Fyffes, which has been so advised by Lazard & Co., Limited, unanimously considers the terms of the scheme to be fair and reasonable. In providing its advice, Lazard & Co., Limited (“Lazard”) has taken into account the commercial assessments of the board of Fyffes. Lazard & Co., Limited is providing this independent financial advice solely for the purposes of Rule 3 of the Irish Takeover Rules. Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Fyffes and no one else in connection with the scheme and will not be responsible to anyone other than Fyffes for providing the protections afforded to clients of Lazard or for providing advice in relation to the scheme or other matters referred to in the document. Accordingly, the board of Fyffes unanimously recommends to Fyffes shareholders to vote in favor of the scheme and the resolutions proposed at the EGM, as the directors of Fyffes, who are Fyffes shareholders, intend to do in respect of their own beneficial holdings. In considering the recommendation of the Fyffes board, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to the interests they might have as shareholders. Balkan Investment Company and certain of its subsidiaries have entered into an irrevocable undertaking, and an affiliate of The InterTech Group, Inc. has delivered a support agreement, in each case reflecting their agreement to vote all shares beneficially owned by them in favor of the scheme and to vote in favor of the additional proposals being presented at the EGM. As of the date of the accompanying proxy statement/prospectus, these shareholders owned shares of Fyffes representing approximately 25.6% of Fyffes shares outstanding. Your vote is very important. Please vote as soon as possible, whether or not you plan to attend the special meetings, by following the instructions in the accompanying proxy statement/prospectus.

On behalf of the Fyffes board of directors, thank you for your consideration and continued support.

Very truly yours,

David McCann
Chairman

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For the avoidance of doubt, the accompanying proxy statement/prospectus is not intended to be and is not a prospectus for the purposes of the Investment Funds, Companies and Miscellaneous Provisions Act of 2005 of Ireland (the “2005 Act”), the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland or the Prospectus Rules issued under the 2005 Act, and the Central Bank of Ireland has not approved this document.

The accompanying proxy statement/prospectus is dated August 6, 2014, and is first being mailed to shareholders of Fyffes on or about August 12, 2014.

ADDITIONAL INFORMATION

Additional information about Fyffes is available to you without charge upon your written or oral request. You can obtain such information by requesting it in writing or by telephone from Fyffes at the following address and telephone number:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
+353(1) 887-2700
www.Fyffes.com “For Investors” tab

In addition, if you have questions about the combination or the special meetings, or if you need to obtain copies of the accompanying proxy statement/prospectus, proxy cards, election forms or other documents incorporated by reference in the proxy statement/prospectus, you may contact the contact listed below. You will not be charged for any of the documents you request.

Computershare Investor Services (Ireland) Limited
Heron House Corrig Road
Sandyford Industrial Estate
Dublin 18
Ireland

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Chiquita from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you at www.Chiquita.com “Investor Relations” tab or at the SEC’s website at http://www.sec.gov. Information contained on, or accessible from, Chiquita’s website is expressly not incorporated by reference into this proxy statement/prospectus.

If you would like to request documents, please do so by September 12, 2014, in order to receive them before the special meetings.

CHIQUITA BRANDS INTERNATIONAL, INC.
550 South Caldwell Street,
Charlotte, North Carolina 28202

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Time:	9:00 a.m. local time
Date:	September 17, 2014
Place:	NASCAR Plaza, 550 South Caldwell Street, Charlotte, North Carolina 28202.
Purpose:

(1)

To adopt the transaction agreement, dated March 10, 2014, among Chiquita Brands International, Inc., Fyffes plc, Twombly One Limited (now known as ChiquitaFyffes Limited and referred to in the accompanying proxy statement/prospectus as “ChiquitaFyffes”), CBII Holding Corporation and Chicago Merger Sub, Inc., and approve the merger;

(2)

To approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes which are required under Irish law in order to allow ChiquitaFyffes to make distributions and to pay dividends and repurchase or redeem shares following completion of the combination;

(3)

To approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination;

(4) To approve the Amended Chiquita Stock and Incentive Plan; and

(5)

To approve any motion to adjourn the Chiquita special meeting, or any adjournments thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the Chiquita special meeting to adopt the transaction agreement and approve the merger, (ii) to provide to Chiquita shareholders in advance of the special meeting any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to the Chiquita shareholders voting at the special meeting.

The enclosed proxy statement/prospectus describes the purpose and business of the special meeting, contains a detailed description of the merger and the transaction agreement and includes a copy of the transaction agreement as Annex A and the conditions of the combination and the scheme as Annex B. Please read these documents carefully before deciding how to vote.
Record Date:	The record date for the Chiquita special meeting has been fixed by the board of directors as the close of business on August 4, 2014. Chiquita shareholders of record at that time are entitled to vote at the Chiquita special meeting.

More information about the combination and the proposals is contained in the accompanying proxy statement/prospectus. We urge all Chiquita shareholders to read the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference in the accompanying proxy statement/prospectus, carefully and in their entirety. In particular, we urge you to read carefully “Risk Factors” beginning on page 27 of the accompanying proxy statement/prospectus.

The Chiquita board of directors recommends unanimously that Chiquita shareholders vote “FOR” the proposal to adopt the transaction agreement and approve the merger, “FOR”, on a non-binding advisory basis, the proposal to reduce the share premium of ChiquitaFyffes to allow the creation of distributable reserves, “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise related to the proposed combination, “FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan and “FOR” the Chiquita adjournment proposal.

By order of the Board of Directors

James E. Thompson
Executive Vice President, General Counsel
and Secretary

YOUR VOTE IS IMPORTANT

You may vote your shares by using a toll-free telephone number or electronically over the Internet as described on the proxy form. We encourage you to file your proxy using either of these options if they are available to you. Alternatively, you may mark, sign, date and mail your proxy form in the postage-paid envelope provided. The method by which you vote does not limit your right to vote in person at the special meeting. We strongly encourage you to vote.

FYFFES PLC
29 North Anne Street

Dublin 7, Ireland

NOTICE OF COURT MEETING OF SHAREHOLDERS

IN THE HIGH COURT No. 2014/368 COS (2014/119 COM)

IN THE MATTER OF FYFFES PLC

– and –

IN THE MATTER OF THE COMPANIES ACTS 1963 to 2013

NOTICE IS HEREBY GIVEN that by an Order dated July 28, 2014 made in the above matter, the Irish High Court has directed a meeting (the “Court Meeting”) to be convened of the holders of the Scheme Shares (as defined in the proposed scheme of arrangement) of Fyffes plc (“Fyffes”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Section 201 of the Companies Act 1963 proposed to be made between Fyffes and the holders of the Scheme Shares (and that such meeting will be held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on September 17, 2014, at 10:00 a.m. (Irish time)), at which place and time all holders of the Scheme Shares entitled to vote thereat are invited to attend.

A copy of the scheme of arrangement and a copy of the explanatory statement required to be furnished pursuant to Section 202 of the Companies Act 1963 are included in the document of which this Notice forms part.

Scheme Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a Member of Fyffes or not, as their proxy to attend, speak and vote in their stead. A Form of Proxy for use at the Court Meeting is enclosed with this Notice. Completion and return of a Form of Proxy will not preclude a Scheme Shareholder from attending and voting in person at the Court Meeting, or any adjournment thereof, if that shareholder wishes to do so. Any alteration to the Form of Proxy must be initialed by the person who signs it.

It is required that forms appointing proxies be lodged with Fyffes Registrars, Computershare Investor Services (Ireland) Limited, at Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland not less than 48 hours before the time appointed for the said meeting, but, if forms are not lodged, they may be handed to the Chairman of the meeting before the start of the meeting and will still be valid.

If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of Members of Fyffes in respect of the joint holding.

Entitlement to attend and vote at the meeting, or any adjournment thereof, and the number of votes which may be cast thereat, will be determined by reference to the register of Members of Fyffes as of 6.00 p.m. (Irish time) on September 15, 2014 or, in the case of an adjournment as at 6.00 p.m. (Irish time) on the day that is two days before the date of the adjourned meeting, which is referred to as the “Voting Record Time.” In each case, changes to the register of Members of Fyffes after such time shall be disregarded for the purposes of being entitled to vote.

If the Form of Proxy is properly executed and returned, it will be voted in the manner directed by the shareholder executing it, or if no directions are given, will be voted at the discretion of the Chairman of the Court Meeting or any other person duly appointed as proxy by the shareholder.

In the case of a corporation, the Form of Proxy must be either under its Common Seal or under the hand of an officer or attorney, duly authorized.

By the said Order, the Irish High Court has appointed David McCann or, failing him, Declan McCourt, or, failing him, Tom Murphy, to act as Chairman of the said meeting and has directed the Chairman to report the result thereof to the Irish High Court.

Subject to the approval of the resolution proposed at the meeting convened by this Notice and the requisite resolutions to be proposed at the extraordinary general meeting of Fyffes convened for September 17, 2014, it is anticipated that the Irish High Court will order that the hearing of the petition to sanction the said scheme of arrangement will take place in the second half of 2014.

Terms shall have the same meaning in this Notice as they have in the proxy statement/prospectus accompanying this Notice.

The said scheme of arrangement will be subject to the subsequent sanction of the Irish High Court.

Issued shares and total voting rights

The total number of issued Scheme Shares held by Scheme Shareholders as of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, is 297,659,807. The resolution at the Court Meeting shall be decided on a poll. Every holder of a Fyffes ordinary share as of the Voting Record Time will have one vote for every Fyffes ordinary share carrying voting rights of which he, she or it is the holder. A holder of a Fyffes ordinary share as of the Voting Record Time (whether present in person or by proxy) who is entitled to more than one vote need not use all his, her or its votes or cast all his, her or its votes in the same way. To be passed, the resolution requires the approval of a majority in number of Scheme Shareholders as of the Voting Record Time voting on the proposal representing at least 75 percent in value of the Scheme Shares held by such holders voting in person or by proxy.

Dated August 6, 2014

Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland
Solicitors for Fyffes

FYFFES PLC
29 North Anne Street
Dublin 7, Ireland

NOTICE OF EXTRAORDINARY GENERAL MEETING
OF FYFFES PLC

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING (“EGM”) of Fyffes plc (“Fyffes”) will be held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on September 17, 2014, at 10:30 a.m. (Irish time) (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting (as defined in the scheme of arrangement (“Scheme of Arrangement”) which is included in the document of which this Notice forms part)) for the purpose of considering and, if thought fit, passing the following resolutions of which Resolutions 1 and 2 will be proposed as special resolutions, Resolution 3 as an ordinary resolution and Resolution 4 will be proposed as a non-binding advisory resolution:

1.	Special Resolution: Cancellation of Fyffes Shares pursuant to the Scheme of Arrangement

That subject to the Scheme of Arrangement becoming effective and to the confirmation of the Irish High Court pursuant to Section 72 of the Companies Act 1963, the issued capital of Fyffes be reduced by cancelling and extinguishing all the Cancellation Shares (as defined in the Scheme of Arrangement) but without thereby reducing the authorised share capital of Fyffes.

2.	Special Resolution: Amendment to Articles

With effect from the passing of this resolution, the Articles of Association of Fyffes be amended by adding the following new paragraphs (d) to (g) at the end of the existing Article 3:

(d)	In these Articles, the “Scheme” means the scheme of arrangement dated August 6, 2014 between Fyffes and the holders of the Scheme Shares under Section 201 of the Act in its original form or with or subject to any modification, addition or condition approved or imposed by the Irish High Court and expressions defined in the Scheme and (if not so defined) in the document containing the explanatory statement circulated with the Scheme under Section 202 of the Act shall have the same meanings in this Article.
(e)	Notwithstanding any other provision of these Articles, if Fyffes allots and issues any Ordinary Shares (other than to ChiquitaFyffes public limited company incorporated in Ireland, (company number 540116 (“ChiquitaFyffes”) or its nominee(s) (holding on bare trust for ChiquitaFyffes)) on or after the date of adoption of this revised Article 3(e) and prior to the Cancellation Record Time, such shares shall be allotted and issued subject to the terms of the Scheme and the holder or holders of those shares shall be bound by the Scheme accordingly.
(f)	Notwithstanding any other provision of these Articles, if any new Ordinary Shares are allotted or issued to any person (a “new member”) (other than under the Scheme or to ChiquitaFyffes or any subsidiary undertaking of ChiquitaFyffes or anyone acting on behalf of ChiquitaFyffes (holding on bare trust for ChiquitaFyffes)) on or after the Cancellation Record Time, ChiquitaFyffes will, provided the Scheme has become effective, have such shares transferred immediately, free of all encumbrances, to ChiquitaFyffes and/or its nominee(s) (holding on bare trust for ChiquitaFyffes) in consideration of and conditional on the payment by ChiquitaFyffes to the new member of the consideration to which the new member would have been entitled under the terms of the Scheme had such shares transferred to ChiquitaFyffes hereunder been a Cancellation Share, such new Fyffes Shares to rank pari passu in all respects with all other Fyffes Shares for the time being in issue and ranking for any dividends or distributions made, paid or declared thereon following the date on which the transfer of such new Fyffes Shares is executed.
(g)	In order to give effect to any such transfer required by this Article 3, Fyffes may appoint any person to execute and deliver a form of transfer on behalf of, or as attorney for, the new member in favour of ChiquitaFyffes and/or its nominee(s) (holding on bare trust for ChiquitaFyffes). Pending the registration of ChiquitaFyffes as a holder of any share to be transferred under this Article 3, the new member shall not be entitled to exercise any rights attaching to any such share unless so agreed by ChiquitaFyffes and ChiquitaFyffes shall be irrevocably empowered to appoint a person nominated by the Directors of ChiquitaFyffes to act as attorney on behalf of any holder of that share in accordance with any directions ChiquitaFyffes gives in relation to any dealings with or disposal of that share (or any interest in it), exercising any rights attached to it or receiving any distribution or other benefit accruing or payable in respect of it and any holders of that share must exercise all rights attaching to it in accordance with the directions of ChiquitaFyffes. Fyffes shall not be obliged to issue a certificate to the new member for any such share.
3.	Ordinary Resolution: Directors’ authority to allot securities and application of reserves

That, subject to the passing of Resolutions 1 and 2 in this Notice of meeting:

(i)	the directors of Fyffes be and are hereby generally authorised pursuant to and in accordance with Section 20 of the Companies (Amendment) Act 1983 to give effect to this resolution and accordingly to effect the allotment of the New Fyffes Shares (as defined in the Scheme of Arrangement) referred to in paragraph (ii) below provided that (i) this authority shall expire on June 10, 2015, (ii) the maximum aggregate nominal amount of shares which may be allotted hereunder shall be an amount equal to the nominal value of the Cancellation Shares (as defined in the Scheme of Arrangement) and (iii) this authority shall be without prejudice to any other authority under the said Section 20 previously granted before the date on which this resolution is passed; and
(ii)	pursuant to Article 135 and forthwith upon the reduction of capital referred to in Resolution 1 above taking effect, the reserve credit arising in the books of account of Fyffes as a result of the cancellation of the Cancellation Shares be applied in paying up in full at par such number of new Fyffes Shares as shall be equal to the aggregate of the number of Cancellation Shares cancelled pursuant to Resolution 1 above, such new Fyffes Shares to be allotted and issued to ChiquitaFyffes plc and/or its nominee(s) credited as fully paid up and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.
4.	Non-Binding Advisory Resolution: Creation of Distributable Reserves of ChiquitaFyffes

That the reduction of all of the share premium of ChiquitaFyffes (as defined in the Scheme of Arrangement) resulting from the issuance of ChiquitaFyffes Shares (as defined in the Scheme of Arrangement) pursuant to the Scheme of Arrangement and the Merger (as defined in the Scheme of Arrangement), in order to create distributable reserves of ChiquitaFyffes be approved.

By order of the Board

S Keenan
Secretary
Fyffes plc
29 North Anne Street
Dublin

Dated: August 6, 2014

Notes

1.	A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of Fyffes. Appointment of a proxy will not preclude a member from attending and voting at the meeting should the member subsequently wish to do so. You may appoint more than one proxy provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. Should you wish to appoint more than one proxy, please read carefully the explanatory notes accompanying the Form of Proxy.
2.	As a member, you have several ways to exercise your right to vote:
(a)	By attending the Extraordinary General Meeting in person;
(b)	By appointing (either electronically or by returning a completed Form of Proxy) the Chairman or another person as a proxy to vote on your behalf;
(c)	By appointing a proxy via the CREST System if you hold your shares in CREST.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

3.	You may appoint the Chairman of Fyffes or another individual as your proxy. You may appoint a proxy by completing the enclosed Form of Proxy, making sure to sign and date the form at the bottom and return it to Fyffes registrars, Computershare Investor Services (Ireland) Limited. If you are appointing someone other than the Chairman as your proxy, then you must fill in the contact details of your representative at the meeting on the Form of Proxy. If you appoint the Chairman or another person as a proxy to vote on your behalf, please make sure to indicate how you wish your votes to be cast by ticking the relevant boxes on the Form of Proxy.

Alternatively, a member may appoint a proxy or proxies electronically by logging on to the website of the registrars, Computershare Investor Services (Ireland) Limited: at www.eproxyappointment.com. Shareholders will be asked to enter the Control Number, their Shareholder Reference Number and PIN Number as printed on your Form of Proxy and agree to certain conditions.

4.	To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or a certified copy of such power or authority) must be lodged with Fyffes registrar, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford, Dublin 18 by not later than 10:30 a.m. on September 15, 2014.
5.	Fyffes, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended), specifies that only those shareholders registered in the register of members of Fyffes as at 6.00 p.m. (Irish time) on September 15, 2014 (or in the case of an adjournment as at 6.00 p.m. (Irish time) on the day that is two days before the date of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes to entries in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.
6.	If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

i

v

QUESTIONS AND ANSWERS ABOUT THE COMBINATION AND THE SPECIAL MEETINGS

The following questions and answers are intended to address briefly some commonly asked questions regarding the combination and the special meetings. These questions and answers only highlight some of the information contained in this proxy statement/prospectus. They may not contain all the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference into this proxy statement/prospectus, to understand fully the proposed combination and the voting procedures for the special meetings. See “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus. Unless otherwise specified, all references in this proxy statement/prospectus to:

•	“Chiquita” refer to Chiquita Brands International, Inc., a New Jersey corporation;
•	“ChiquitaFyffes” refer to ChiquitaFyffes Limited (formerly known as Twombly One Limited), a private limited company incorporated in Ireland that will be re-registered as a public limited company and renamed ChiquitaFyffes plc prior to the completion of the combination, as described in this proxy statement/prospectus;
•	“combination” refer to the transactions contemplated to occur at or immediately after completion of the scheme and the merger pursuant to the transaction agreement;
•	“conditions appendix” refer to Annex B to this proxy statement/prospectus;
•	“Delaware Sub” refer to CBII Holding Corporation, a Delaware corporation;
•	“dollars” or “$” refer to U.S. dollars;
•	“euros” or “€” refer to the legal currency of those members of the European Union that have adopted the euro as their national currency;
•	“expenses reimbursement agreement” refer to the Expenses Reimbursement Agreement, dated March 10, 2014, by and between Chiquita and Fyffes, which is included as Annex C to this proxy statement/prospectus;
•	“Fyffes” refer to Fyffes plc, a public limited company incorporated in Ireland;
•	“Fyffes record date” refer to the record date for the court-ordered special meeting and the Fyffes extraordinary general meeting;
•	“Merger Sub” refer to Chicago Merger Sub, Inc., a New Jersey corporation;
•	“transaction agreement” refer to the Transaction Agreement, dated March 10, 2014, by and among Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub, a copy of which is included as Annex A to this proxy statement/prospectus; and
•	“we” refer to Chiquita and Fyffes, unless otherwise indicated or the context otherwise requires.

If you are in any doubt about this combination you should consult an independent financial advisor who, if you are taking advice in Ireland, is authorized or exempted by the Investment Intermediaries Act 1995, or the European Communities (Markets in Financial Instruments) Regulations (No’s 1 to 3) 2007 (as amended).

Q:	Why am I receiving this proxy statement/prospectus?
A:	Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub have entered into the transaction agreement, pursuant to which Fyffes will combine with Chiquita and will become a wholly owned subsidiary of ChiquitaFyffes by means of a “scheme of arrangement,” or “scheme,” which we refer to in this proxy statement/prospectus as the “scheme,” and, immediately following implementation of the scheme, Merger Sub will be merged with and into Chiquita, which we refer to in this proxy statement/prospectus as the “merger,” with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes.

Chiquita will hold a special meeting of Chiquita shareholders in order to obtain the approval of Chiquita shareholders necessary to adopt the transaction agreement and approve the merger, as described in this proxy statement/prospectus.

Fyffes has convened a special court-ordered meeting of its shareholders in order to obtain the approval of Fyffes shareholders necessary to adopt the scheme of arrangement to be held at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on September 17, 2014. Fyffes has also convened an extraordinary general meeting, or the “EGM,” to take place immediately following the special court-ordered meeting in order to obtain the approval of Fyffes shareholders of the resolutions necessary to implement certain aspects of the scheme of arrangement. The Fyffes special court-ordered meeting and the EGM are referred to herein collectively as the Fyffes “special meetings.”

We will be unable to complete the combination unless the requisite Chiquita and Fyffes shareholder approvals are obtained at the respective special meetings. However, as described below, the combination is not conditional on approval of certain of the matters being presented at the Chiquita special meeting and the Fyffes EGM.

We have included in this proxy statement/prospectus important information about the combination, the transaction agreement (a copy of which is attached as Annex A), the conditions appendix (a copy of which is attached as Annex B), the expenses reimbursement agreement (a copy of which is attached as Annex C), the Chiquita special meeting and the Fyffes special meetings. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting by granting a proxy or, if you are a Chiquita shareholder, voting your shares by mail, by telephone or over the Internet.

Q:	When and where will the Chiquita and Fyffes special meetings be held?
A:	The Chiquita special meeting will be held at the principal executive offices of Chiquita, located at 550 South Caldwell Street, Charlotte, North Carolina 28202, on September 17, 2014, at 9:00 a.m., local time.

The Fyffes special court-ordered meeting will be convened at the Clyde Court Hotel, Lansdowne Road, Dublin 4, Ireland, on September 17, 2014, at 10:00 a.m., Irish time.

The Fyffes EGM will be convened at the same place as the Fyffes special court-ordered meeting on September 17, 2014, at 10:30 a.m., Irish time or, if later, as soon as possible after the conclusion or adjournment of the Fyffes special court-ordered meeting.

Q:	What will the Chiquita shareholders receive as consideration in the combination?
A:	At the effective time of the merger, each Chiquita common share issued and outstanding immediately prior to the merger will be cancelled and will automatically be converted into the right to receive one ChiquitaFyffes ordinary share, which is referred to in this proxy statement/prospectus as the “merger consideration.” Each ChiquitaFyffes ordinary share will be issued in accordance with, and subject to the rights and obligations of, the memorandum and articles of association of ChiquitaFyffes, which are expected to be amended and restated prior to the effective time in the form attached hereto as Annex D. For a comparison of the rights and privileges of a holder of shares of ChiquitaFyffes as compared to a holder of shares of Chiquita, see “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” beginning on page 230 of this proxy statement/prospectus. The one-for-one exchange ratio is fixed, and, as a result, the number of ChiquitaFyffes ordinary shares received by the Chiquita shareholders in the combination will not fluctuate up or down based on the market price of the Chiquita common shares or the Fyffes ordinary shares prior to the combination. It is expected that the ChiquitaFyffes ordinary shares will be listed on the New York Stock Exchange, or the NYSE, under the symbol “CQF.” Following the consummation of the combination, the Chiquita common shares will be delisted from the NYSE.

Q:	What will the Fyffes shareholders receive as consideration in the combination?
A:	At the effective time of the scheme, the holder of each Fyffes ordinary share issued and outstanding immediately prior to completion of the scheme will obtain the right to receive from ChiquitaFyffes 0.1567 of a ChiquitaFyffes ordinary share, which is referred to in this proxy statement/prospectus as the “ChiquitaFyffes consideration.” Each ChiquitaFyffes ordinary share will be issued in accordance with, and subject to the rights and obligations of, the memorandum and articles of association of ChiquitaFyffes, which are expected to be amended and restated prior to the effective time in the form attached hereto as Annex D. For a comparison of the rights and privileges of a holder of shares of ChiquitaFyffes as compared to a holder of shares of Fyffes, see “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares” beginning on page 265 of this proxy statement/prospectus.

Since Irish law does not recognize fractional shares held of record, ChiquitaFyffes will not issue any fractions of ChiquitaFyffes ordinary shares to Fyffes shareholders in the combination. Instead, the total number of ChiquitaFyffes ordinary shares that any Fyffes shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional ChiquitaFyffes ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Fyffes shareholders whose fractional entitlements have been sold.

Following the consummation of the combination, Fyffes ordinary shares will be delisted from the Enterprise Securities Market and the Alternative Investment Market.

All Fyffes treasury shares will be cancelled immediately prior to the scheme becoming effective, and no ChiquitaFyffes consideration shares will be received in respect of such shares.

Q:	What proposals are being voted on at the Chiquita special meeting and what shareholder vote is required to adopt those proposals?
A:	(1) Proposal to adopt the transaction agreement and approve the merger: The affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon.

(2) Proposal to reduce the share premium of ChiquitaFyffes to allow the creation of distributable reserves:  The affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon. This proposal is advisory as, under Irish law, Chiquita shareholders are not required to vote on the capital reduction.

(3) Proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination:  The affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon. This proposal is advisory and therefore not binding on the Chiquita board of directors.

(4) Proposal to approve the Amended Chiquita Stock and Incentive Plan:  The affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon.

(5) Proposal to adjourn the Chiquita special meeting, or any adjournments thereof, (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the transaction agreement and approve the merger, (ii) to provide to the Chiquita shareholders in advance of the special meeting any supplement or amendment to the proxy statement/prospectus and/or (iii) to disseminate any other information which is material to the Chiquita shareholders voting at the special meeting, referred to as the “Chiquita adjournment proposal”: The affirmative vote of a majority of votes cast by the holders of Chiquita common shares entitled to vote thereon.

The merger and the scheme are not conditional on approval of proposals 2, 3, 4 or 5 described above.

As of the Chiquita record date, the directors and executive officers of Chiquita and their affiliates owned and were entitled to vote 746,504 Chiquita common shares, representing approximately 1.6% of the Chiquita common shares outstanding on that date.

Q:	What proposals are being voted on at the Fyffes special meetings and what shareholder vote is required to adopt those proposals?
A:	Fyffes Special Court-Ordered Meeting

Fyffes shareholders are being asked to vote on a proposal to approve the scheme at the Fyffes special court-ordered meeting. As set out in full under the section entitled “Part 2 — Explanatory Statement — Consents and Meetings” beginning on page 283 of this proxy statement/prospectus, the approval required at the special court-ordered meeting is a majority in number of the Fyffes shareholders of record casting votes on the proposal representing three-fourths (75 percent) or more in value of the Fyffes ordinary shares held by such holders, present and voting either in person or by proxy.

The merger and the scheme are conditional on approval of the scheme at the Fyffes special court-ordered meeting.

Fyffes Extraordinary General Meeting

Set forth below is a table summarizing certain information with respect to the EGM Resolutions:

EGM Resolution #	Resolution	Type of Resolution?	Combination Conditional on Approval of Resolution?
1	Approve the cancellation of any Fyffes ordinary shares in issue before 10.00 p.m., Irish time, on the last business day before the Irish High Court hearing to sanction the scheme.	Special	Yes
2	Amend the articles of association of Fyffes so that any ordinary shares of Fyffes that are issued on or after 10.00 p.m., Irish time, on the last day before the Irish High Court hearing to sanction the scheme (“the Cancellation Record Time”) are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration.	Special	Yes
3	Authorize the directors of Fyffes to allot and issue new Fyffes shares, fully paid up, to ChiquitaFyffes in connection with effecting the scheme.	Ordinary	Yes
4	Approve the reduction of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes ordinary shares pursuant to the scheme and the merger, in order to create distributable reserves of ChiquitaFyffes.	Non-binding advisory resolution.	No

At the Fyffes EGM, the requisite approval of each of the EGM resolutions depends on whether it is a “special resolution” (EGM resolutions 1 and 2), which requires the approval by at least 75 percent of the votes cast by the holders of Fyffes ordinary shares present and voting, either in person or by proxy at the EGM, or an “ordinary resolution” (EGM resolution 3), which requires the approval by a majority of the votes cast by the holders of Fyffes ordinary shares present and voting, either in person or by proxy at the EGM. Resolution 4, which is a non-binding advisory resolution, requires the approval by a majority of the votes cast by the holders of Fyffes ordinary shares present and voting, either in person or by proxy.

As of the latest practicable date prior to the issue of this proxy statement/prospectus, the Fyffes directors and executive officers and their affiliates had the right to vote approximately 0.9% of the Fyffes ordinary shares then outstanding and entitled to vote at the special court-ordered meeting and the EGM. The Fyffes directors and executive officers who are shareholders of Fyffes intend to vote “FOR” each of the proposals at the special court-ordered meeting and at the EGM.

Q:	Why are there two Fyffes special meetings?
A:	Irish law requires that two separate shareholder meetings be held, the special court-ordered meeting and the EGM. Both meetings are necessary to cause the scheme of arrangement to become effective. At the special court-ordered meeting, Fyffes shareholders will be asked to approve the scheme. At the EGM, Fyffes shareholders will be asked to approve certain matters related to the scheme. For more detail on these matters, see “The Special Meetings of Fyffes Shareholders” beginning on page 54 of this proxy statement/prospectus.
Q:	What constitutes a quorum?
A:	Chiquita: The holders of a majority of shares entitled to vote at the meeting present in person or by proxy will constitute a quorum for the transaction of business at the Chiquita special meeting. Chiquita’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” broker non-votes (when the shareholder provides no instruction and the item is non-routine).

Fyffes:  The presence of three persons at both of the Fyffes special meetings, each being a holder of Fyffes ordinary shares as of 6.00 p.m. (Irish time) on September 15, 2014, the record date for the Fyffes special meetings, a proxy for a holder of Fyffes ordinary shares as of 6.00 p.m. (Irish time) on the record date for the Fyffes special meetings or a duly authorized representative of a corporate holder of Fyffes ordinary shares as of 6.00 p.m. (Irish time) on the record date for the Fyffes special meetings, will constitute a quorum for the transaction of business at the respective Fyffes special meetings.

Q:	Why am I being asked to approve the distributable reserves proposal?
A:	Under Irish law, dividends may only be paid (and share repurchases and redemptions must generally be funded) out of “distributable reserves,” which ChiquitaFyffes will not have immediately following the completion of the combination. See “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus. This is so because the pre-combination reserves of Chiquita and Fyffes will instead be reflected in the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes ordinary shares as part of the scheme and the merger. Shareholders of Chiquita and Fyffes are also being asked at their respective special meetings to approve, on a non-binding advisory basis, the creation of distributable reserves of ChiquitaFyffes (through the reduction of the share premium account of ChiquitaFyffes), in order to permit ChiquitaFyffes to be able to pay dividends (and repurchase or redeem shares) after the combination, if and when its shareholders and/or its board of directors make a decision to do so.

The approval of the distributable reserves proposal is not a condition to the consummation of the combination. Accordingly, if shareholders of Chiquita approve the transaction agreement, and shareholders of Fyffes approve the scheme and Resolutions 1, 2 and 3 to be proposed at the EGM, but shareholders of Chiquita and/or Fyffes do not approve the distributable reserves proposal, and the combination is consummated, ChiquitaFyffes may not have sufficient distributable reserves to pay dividends (or to repurchase or redeem shares) following the combination. In addition, the creation of distributable reserves of ChiquitaFyffes requires the approval of the shareholders of ChiquitaFyffes and the confirmation of the Irish High Court. Although ChiquitaFyffes is not aware of any reason why the Irish High Court would not confirm the creation of distributable reserves, the issuance of the required order is a matter for the discretion of the Irish High Court. See “Risk Factors” beginning on page 27 of this proxy statement/prospectus and “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus.

Q:	What are the recommendations of the Chiquita and Fyffes boards of directors regarding the proposals being put to a vote at their respective special meetings?
A:	The Chiquita board of directors has unanimously approved the transaction agreement and determined that the terms of the combination will further the strategies and goals of Chiquita.

The Chiquita board of directors unanimously recommends that Chiquita shareholders vote:

•	“FOR” the proposal to adopt the transaction agreement and approve the merger;

•	“FOR” the proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves;
•	“FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination;
•	“FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan; and
•	“FOR” the Chiquita adjournment proposal.

See “The Combination — Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination” beginning on page 69 of this proxy statement/prospectus.

In considering the recommendation of the board of directors of Chiquita, you should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination that may be different from, or in addition to, the interests of Chiquita shareholders generally. See “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of this proxy statement/prospectus.

The Fyffes board of directors has unanimously approved the transaction agreement and determined that the terms of the transaction agreement and the combination contemplated by the transaction agreement, including the scheme, are fair and reasonable.

The Fyffes board of directors unanimously recommends that Fyffes shareholders vote:

•	“FOR” the scheme of arrangement at the special court-ordered meeting;
•	“FOR” the cancellation of any Fyffes ordinary shares in issue before 10:00 p.m., Irish time, on the last business day before the Irish High Court hearing to sanction the scheme;
•	“FOR” amendment of the articles of association of Fyffes so that any ordinary shares of Fyffes that are issued at or after 10.00 p.m., Irish time on the last day before the Cancellation Record Time are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration;
•	“FOR” the authorization of the directors of Fyffes to allot and issue new Fyffes shares, fully paid up, to ChiquitaFyffes in connection with effecting the scheme; and
•	“FOR” the reduction of all of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes ordinary shares pursuant to the scheme of arrangement and the merger, in order to create distributable reserves of ChiquitaFyffes.

See “The Combination — Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination” beginning on page 72 of this proxy statement/prospectus.

In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests that may be different from, or in addition to, the interests of Fyffes shareholders generally. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus.

Q:	When is the combination expected to be completed?
A:	As of the date of this proxy statement/prospectus, the combination is expected to be completed before the end of 2014. However, no assurance can be provided as to when or if the combination will be completed. The required vote of Chiquita and Fyffes shareholders to adopt the required shareholder proposals at their respective special meetings, as well as the sanction and confirmation of the Irish High Court and the necessary regulatory consents and approvals, must first be obtained and other conditions specified in the conditions appendix must be satisfied or, to the extent applicable, waived.
Q:	Why will the place of incorporation of ChiquitaFyffes be Ireland?
A:	Chiquita and Fyffes decided that ChiquitaFyffes would be incorporated in Ireland, given:
•	Fyffes is an Irish corporation and we believe that its shareholders would wish to continue to hold shares in an Irish corporation;

•	Ireland is a beneficial location considering Chiquita’s and Fyffes presence in markets outside the United States, particularly in Europe;
•	Ireland enjoys strong relationships as a member of the European Union, and has a long history of international investment and a good network of commercial, tax, and other treaties with the United States, the European Union and many other countries where both Fyffes and Chiquita have major operations; and
•	incorporating ChiquitaFyffes in Ireland, potentially, may result in enhanced global cash management and flexibility and associated financial benefits to the combined enterprise. These benefits may include increased global liquidity and free global cash flow among the various entities of the combined enterprise with fewer negative tax effects. Like many countries, Ireland generally taxes only profits that arise to Irish resident companies or to Irish branches. Accordingly, many active inter-company business operations can occur without negative tax effect. Because of these benefits, we expect that ChiquitaFyffes will be able to operate its businesses more easily and at lower cost, and also will have, over time, a lower worldwide effective tax rate than it would have had it been tax resident in a country that taxed income arising outside that country.

See “Risk Factors — Risks Relating to the Businesses of the Combined Company” beginning on page 29 of this proxy statement/prospectus.

Q:	Who is entitled to vote?
A:	Chiquita: The board of directors of Chiquita has fixed a record date of August 4, 2014 as the Chiquita record date. If you were a Chiquita shareholder of record as of the close of business on the Chiquita record date, you are entitled to receive notice of and to vote at the Chiquita special meeting and any adjournments thereof.

If you hold shares as of the record date through a bank, broker or other nominee, you must follow the instructions provided by your bank, broker or other nominee in order to vote your shares.

Fyffes:  The Irish High Court has fixed a record date of 6.00 p.m. on September 15, 2014 as the record date for the special court-ordered meeting. The board of directors of Fyffes has fixed the same record date of 6.00 p.m. on September 15, 2014 as the record date for the EGM. If you are a Fyffes shareholder who held Fyffes shares on the Fyffes record date, you are entitled to vote at the Fyffes special meetings and any adjournments thereof.

Q:	What if I sell my Chiquita common shares before the Chiquita special meeting or my Fyffes ordinary shares before the Fyffes special meetings?
A:	Chiquita: The Chiquita record date is earlier than the date of the Chiquita special meeting and the date that the combination is expected to be completed. If you transfer your shares after the Chiquita record date but before the Chiquita special meeting, you will retain your right to vote at the Chiquita special meeting, but will have transferred the right to receive ChiquitaFyffes ordinary shares pursuant to the combination. In order to receive the ChiquitaFyffes ordinary shares, you must hold your shares through completion of the combination.

Fyffes:  The Fyffes record date is also earlier than the date of the Fyffes special meetings and the date that the combination is expected to be completed. If you transfer your shares after the Fyffes record date but before the Fyffes special meetings, you will retain your right to vote at the Fyffes special meetings, but will have transferred the right to receive the ChiquitaFyffes consideration. In order to receive the ChiquitaFyffes consideration, you must hold your shares through completion of the combination.

Q:	How do I vote?
A:	Chiquita: If you are a Chiquita shareholder of record, you may vote your shares at the Chiquita special meeting in one of the following ways:
•	by mailing your completed and signed proxy card in the enclosed return envelope;
•	by voting by telephone or over the Internet as instructed on the enclosed proxy card; or

•	by attending the Chiquita special meeting and voting in person.

If you hold your Chiquita common shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee in order to instruct them on how to vote such shares.

Fyffes:  If you are a Fyffes shareholder of record, you may vote your shares at the Fyffes special meetings in one of the following ways:

•	by appointing (either electronically or by returning a complete form of proxy card) the chairman or another person as a proxy to vote on your behalf;
•	by appointing a proxy via the CREST System if you hold your shares in CREST; or
•	by attending the applicable Fyffes special meeting and voting in person.

If you are a joint holder of Fyffes shares, you may vote, but if your other joint holder(s) vote(s), the vote of the senior, whether in person or by proxy, shall be accepted to the exclusion of the other joint holder(s); and for this purpose, seniority will be determined by the order in which the names stand in the register of members.

Q:	If my Chiquita shares are held in “street name” by my bank, broker or other nominee will my bank, broker or other nominee automatically vote my shares for me?
A:	No. Your bank, broker or other nominee will not vote your shares if you do not provide your bank, broker or other nominee with a signed voting instruction form with respect to your shares, such failure to vote being referred to as a “broker non-vote.” Therefore, you should instruct your bank, broker or other nominee to vote your shares by following the directions your bank, broker or other nominee provides.

Broker non-votes are shares held by a bank, broker or other nominee that are present in person or represented by proxy at the special meetings, but with respect to which the bank, broker or other nominee is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the bank, broker or other nominee does not have discretionary voting power on such proposal. Because banks, brokers and other nominees do not have discretionary voting authority with respect to any of the proposals, if a beneficial owner of Chiquita common shares or Fyffes ordinary shares held in “street name” does not give voting instructions to the bank, broker or other nominee for any proposals, then those shares will not be counted as votes cast for or against any of the proposals. These broker non-votes will, however, be counted for the purpose of determining whether a quorum is present at the Chiquita special meeting and the Fyffes special meetings.

See “The Special Meeting of Chiquita’s Shareholders — Voting Shares Held in Street Name” beginning on page 52 of this proxy statement/prospectus.

Q:	If my Fyffes shares are held in “CREST”, how do I vote at the Fyffes special meetings?
A:	If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

See “The Special Meetings of Fyffes Shareholders — Voting by CREST Members” beginning on page 57 of this proxy statement/prospectus.

Q:	How many votes do I have?
A:	Chiquita: You are entitled to one vote for each Chiquita common share that you owned as of the close of business on the Chiquita record date. As of the close of business on the Chiquita record date, 46,965,393 Chiquita common shares were outstanding and entitled to vote at the special meeting.

Fyffes:  You are entitled to one vote for each Fyffes ordinary share that you owned on the Fyffes record date. As of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, 297,659,807 Fyffes ordinary shares were outstanding and entitled to vote at the special court-ordered meeting and at the EGM.

Q:	What if I hold shares in both Chiquita and Fyffes?
A:	If you are a shareholder of both Chiquita and Fyffes, you will receive two separate packages of proxy materials. A vote as a Chiquita shareholder for the proposal to adopt the transaction agreement will not constitute a vote as a Fyffes shareholder for the proposal to approve the scheme of arrangement, or vice versa. THEREFORE, PLEASE MARK, SIGN, DATE AND RETURN ALL PROXY CARDS THAT YOU RECEIVE, WHETHER FROM CHIQUITA OR FYFFES, OR SUBMIT A SEPARATE PROXY AS BOTH A CHIQUITA AND A FYFFES SHAREHOLDER FOR EACH SPECIAL MEETING.
Q:	Should I send in my stock certificates now?
A:	No. Chiquita and Fyffes shareholders should keep their existing stock certificates at this time. If you are a holder of Fyffes shares, unless otherwise agreed by Chiquita and Fyffes, you will receive as soon as reasonably practicable on or around the time the combination is expected to become effective, written instructions for exchanging your stock certificates for ChiquitaFyffes ordinary shares and cash in lieu of fractional shares. If you are a holder of Chiquita shares, after the combination is completed, you will, when applicable, receive written instructions for exchanging your stock certificates for ChiquitaFyffes ordinary shares. Prior to the completion of the combination, the parties will mutually agree and implement additional arrangements for the exchange of shares held by Fyffes shareholders for ChiquitaFyffes ordinary shares. Details with respect to such arrangements will be provided to you prior to the completion of the combination.
Q:	What do I need to do now?
A:	If you are entitled to vote at a special meeting of your company’s shareholders, you can vote in person by completing a ballot at the special meeting, or you can vote by proxy before the special meetings. Even if you plan to attend your company’s special meeting(s), we encourage you to vote by proxy before the special meeting. After carefully reading and considering the information contained in this proxy statement/prospectus, including the Annexes and the documents incorporated by reference, please submit your proxy in accordance with the instructions set forth on the relevant enclosed proxy card, or mark, sign and date the relevant proxy card, and return it in the enclosed prepaid envelope as soon as possible so that your shares may be voted at your company’s relevant special meeting(s). In this way, you will be able to instruct the persons identified as your proxy to vote your shares at your company’s relevant special meeting as directed by you.

If you are a shareholder of record and you sign and send in your proxy card but do not indicate how you want to vote, your proxy will be voted “FOR” each of the proposals.

If you hold your Chiquita common shares through a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when instructing them on how to vote your Chiquita common shares or Fyffes ordinary shares.

Q:	I am a Chiquita shareholder. May I change my vote after I have mailed my signed proxy card or voted by telephone or over the Internet?
A:	Yes, you may change your vote at any time before your proxy is voted at the Chiquita special meeting. You can do this in one of four ways:
•	timely deliver a valid later-dated proxy by mail;
•	before the Chiquita special meeting, provide written notice that you have revoked your proxy to the secretary of Chiquita, so that it is received prior to midnight on the night before the special meeting at the following address:

Chiquita Brands International, Inc.
550 South Caldwell Street,
Charlotte, North Carolina 28202
Attention: James E. Thompson, Corporate Secretary

•	submit revised voting instructions by telephone or over the Internet by following the instructions set forth on the proxy card; or
•	attend the special meeting and vote in person. Simply attending the meeting, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the meeting to change your vote.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow directions received from your bank, broker or other nominee to change your vote or revoke your proxy.

Q:	I am a Fyffes shareholder. May I change my vote after I have appointed a proxy?
A:	If you hold your Fyffes shares in certificated form you may change your vote at any time before your proxy is voted at the Fyffes special court-ordered meeting or the Fyffes EGM. You can do this in one of three ways:
•	signing and returning by mail a proxy card with a later date so that it is received prior to the latest date for receipt of proxies at the applicable special meeting;
•	before the relevant special meeting, provide written notice that you have revoked your proxy to the secretary of Fyffes, so that it is received prior to midnight on the night before the special meeting at the following address:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
Attention: Seamus Keenan, Company Secretary

•	attend the special meetings and vote in person. Simply attending the meetings, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the relevant meeting to change your vote or revoke your proxy by handing a notice of revocation to the Chairman of the meeting.

If you hold your Fyffes shares in uncertificated form in CREST, you may change your vote at any time before your proxy is voted at the Fyffes special court-ordered meeting or the Fyffes EGM in one of two ways:

•	by attending the meetings in person. Simply attending the meetings, however, will not revoke your proxy or change your voting instructions; you must vote by ballot at the relevant meeting to change your vote; or
•	by amending your proxy instruction in the manner prescribed by CREST, such amendment to be received by Computershare Services (Ireland) Limited no later than 48 hours before the time fixed for the relevant meeting.
Q:	Who can help answer my questions?
A:	If you have questions about the combination, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should, if you are a Chiquita shareholder, contact the proxy solicitation agent for Chiquita, or, if you are a Fyffes shareholder, contact Fyffes company registrar or the company secretary.

If you are a Chiquita shareholder, you should contact Alliance Advisors, LLC, the proxy solicitation agent for Chiquita, by mail at 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003, Attention: Domenick de Robertis, by telephone toll free at (855) 976-3330 (banks and brokers may call collect at (973) 873-7721) or by email at cqb@allianceadvisorsllc.com. If your Chiquita shares are held by a broker, bank or other nominee, you should contact your broker, bank or other nominee for additional information.

If you are a Fyffes shareholder, you should contact Computershare Investor Services (Ireland) Limited, Fyffes company registrar, by telephone at +353 1 431 9826 or the company secretary in writing at the address set out above.

Q:	Where can I find more information about Chiquita and Fyffes?
A:	You can find more information about Chiquita and Fyffes from various sources described under “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and may not contain all of the information that may be important to you. Accordingly, you should read carefully this entire proxy statement/prospectus, including the Annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below. See also the section entitled “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus.

Information about the Companies (Page 133)

Chiquita Brands International, Inc.

Chiquita is a New Jersey corporation which is currently listed (ticker symbol: CQB) on the NYSE. Chiquita is a leading international marketer and distributor of bananas, salads, other fruits and healthy snacking products. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. Chiquita’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202, and its telephone number is (980) 636-5000.

Fyffes plc

Fyffes is a leading international importer and distributor of tropical produce. With annual turnover in excess of $1.5 billion (including Fyffes share of its joint ventures’ revenue of $342 million), it is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide. Fyffes principal executive offices are located at 29 North Anne Street, Dublin 7, Ireland, and its telephone number is +353(1) 887-2700.

ChiquitaFyffes Limited

ChiquitaFyffes is a private limited company incorporated in Ireland (registered number 540116), formed on February 25, 2014 for the purpose of holding Fyffes and Chiquita as direct or indirect wholly owned subsidiaries following completion of the combination. To date, ChiquitaFyffes has not conducted any activities other than those incidental to its formation, the execution of the transaction agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed combination.

Prior to the completion of the combination, ChiquitaFyffes will be re-registered as a public limited company and renamed “ChiquitaFyffes plc”. Following the consummation of the combination, Fyffes will be a wholly owned subsidiary of ChiquitaFyffes and Chiquita will be an indirect wholly owned subsidiary of ChiquitaFyffes. Immediately following the combination, based on the number of Chiquita and Fyffes shares outstanding as of the Chiquita record date, the former shareholders of Chiquita are expected to own approximately 50.7% of ChiquitaFyffes and the former shareholders of Fyffes are expected to own approximately 49.3% of ChiquitaFyffes, on a fully diluted basis.

At and as of the effective time of the combination, which is referred to in this proxy statement/prospectus as the “effective time,” it is expected that ChiquitaFyffes will be a publicly traded company listed on the NYSE under the ticker symbol “CQF.” ChiquitaFyffes’ principal executive offices are located at Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland, and its telephone number is +353(1) 829-0000.

CBII Holding Corporation

Delaware Sub is a company incorporated in Delaware and a direct wholly owned subsidiary of ChiquitaFyffes, formed on March 4, 2014. To date, Delaware Sub has not conducted any activities other than those incident to its formation, the execution of the transaction agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed combination. After completion of the combination, Delaware Sub will serve as the immediate parent company of Chiquita. Delaware Sub’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202 and its telephone number is (980) 636-5000.

Chicago Merger Sub, Inc.

Merger Sub is a company incorporated in New Jersey and a direct wholly owned subsidiary of Delaware Sub, formed on March 4, 2014. To date, Merger Sub has not conducted any activities other than those incident to its formation, the execution of the transaction agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed combination. Merger Sub’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202 and its telephone number is (980) 636-5000.

The Combination (Page 59)

On March 10, 2014, Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub entered into the transaction agreement.

Subject to the terms and conditions of the transaction agreement, ChiquitaFyffes will acquire Fyffes by means of a scheme of arrangement, as described in this proxy statement/prospectus. A “scheme” or a “scheme of arrangement” is an Irish statutory procedure pursuant to the Companies Act 1963 under which the Irish High Court may sanction, and thus bind, a company and its shareholders to an arrangement between the company and some or all of its shareholders. In the context of the combination, the scheme involves the cancellation of all of the shares of Fyffes which are not already owned by ChiquitaFyffes or any of its affiliates, and the issuance of new ChiquitaFyffes ordinary shares by ChiquitaFyffes to the applicable shareholders in consideration of that cancellation. New shares of Fyffes are then issued directly to ChiquitaFyffes. At the completion of the combination, the holder(s) of each Fyffes ordinary share (other than those held by Chiquita or any of its affiliates) will be entitled to receive 0.1567 of a ChiquitaFyffes ordinary share. As a result of the combination, based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, Fyffes shareholders are expected to hold approximately 49.3% of the ChiquitaFyffes ordinary shares, on a fully diluted basis, after giving effect to the scheme and the merger.

Immediately following implementation of the scheme, Merger Sub will be merged with and into Chiquita, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes. Each share of common stock of Merger Sub issued and outstanding will be cancelled and converted into one outstanding share of Chiquita with Merger Sub then ceasing to exist. Pursuant to the transaction agreement, each Chiquita common share outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive one ChiquitaFyffes ordinary share. Based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, Chiquita shareholders are expected to hold approximately 50.7% of the ChiquitaFyffes ordinary shares, on a fully diluted basis, after giving effect to the scheme and the merger.

Based on the number of Chiquita common shares and Fyffes ordinary shares outstanding as of the Chiquita record date, the total number of ChiquitaFyffes ordinary shares expected to be issued pursuant to the combination and delivered to the Chiquita and Fyffes shareholders (assuming no Chiquita or Fyffes stock options are exercised and no share awards vest between the Chiquita record date and the completion of the combination other than those scheduled to vest in 2014, net of shares withheld for taxes) will be approximately 93,869,361.

Chiquita reserves the right, subject to the prior written approval of the Irish Takeover Panel (the “Panel”), to effect the combination by way of a takeover offer, as an alternative to the scheme, in the circumstances described in and subject to the terms of the transaction agreement. In such event, such takeover offer will be implemented on terms and conditions that are at least as favorable to Fyffes shareholders (except for an acceptance condition set at 80 percent of the nominal value of the Fyffes shares to which such offer relates and which are not already beneficially owned by Chiquita) as those which would apply in relation to the scheme, among other requirements.

Form of the Combination (Page 135)

Upon the completion of the combination, each of Chiquita and Fyffes will be wholly owned subsidiaries of ChiquitaFyffes. The following diagrams illustrate in simplified terms the current structure of Chiquita and Fyffes and the structure of ChiquitaFyffes following the consummation of the combination.

Pre-Combination Structure

Post-Combination Structure

ChiquitaFyffes Consideration to Fyffes Shareholders (Page 135) and Merger Consideration to Chiquita Shareholders (Page 135)

As a result of the combination, (i) the holders of each outstanding Chiquita common share will have the right to receive one ChiquitaFyffes ordinary share and (ii) the holders of each outstanding Fyffes ordinary share will have the right to receive 0.1567 of a ChiquitaFyffes ordinary share.

Since Irish law does not recognize fractional shares held of record, ChiquitaFyffes will not issue any fractions of ChiquitaFyffes ordinary shares to Fyffes shareholders in this combination. Instead, the total number of ChiquitaFyffes ordinary shares that any Fyffes shareholder would have been entitled to receive will be rounded down to the nearest whole number and all entitlements to fractional ChiquitaFyffes ordinary shares will be aggregated and sold by the exchange agent, with any sale proceeds being distributed in cash pro rata to the Fyffes shareholders whose fractional entitlements have been sold.

Treatment of Chiquita Stock Options and Other Chiquita Equity-Based Awards (Page 136)

As a result of the combination, each outstanding compensatory option to acquire a Chiquita common share will be converted into an option to acquire one ChiquitaFyffes ordinary share, at the same exercise price per share and on the same terms and conditions as applied to the corresponding Chiquita option prior to the combination. Restricted Chiquita stock units (i.e., compensatory rights to receive, upon vesting, Chiquita common shares) and deferred share awards will also be converted in the combination into restricted ChiquitaFyffes units on a one for one basis and will be subject to the same terms and conditions as applied to the corresponding restricted Chiquita stock units prior to the combination, except that restricted Chiquita stock units which are subject to performance-based vesting criteria shall be converted into time-vesting restricted ChiquitaFyffes units, with the number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units. The time vesting schedule for such restricted ChiquitaFyffes units shall correspond to the vesting schedule of the corresponding restricted Chiquita stock units.

Treatment of Fyffes Stock Options and Other Fyffes Equity-Based Awards (Page 135)

Treatment of Fyffes Stock Options

When the closing occurs, each Fyffes option will be assumed by ChiquitaFyffes and converted into an option to acquire a number of ChiquitaFyffes ordinary shares based on the exchange ratio, rounded down to the nearest share. The converted options will have the same terms and conditions as were applicable to the Fyffes options before the completion of the combination, although any performance-based vesting conditions will be deemed satisfied, and the options will remain subject to any outstanding time-based vesting conditions. To the extent necessary to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options as is necessary to prevent that from occurring. In light of this cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes.

In accordance with the terms of the Fyffes 2007 Share Option Scheme, as amended in connection with the combination, no Fyffes options may be exercised until seven days following completion of the combination. A committee of the Fyffes board of directors may, with the prior written consent of a committee composed of one representative from Fyffes and one representative from Chiquita, waive, subject to the limitations contained in the transaction agreement, the restriction described in the preceding sentence in respect of all or some Fyffes options.

Treatment of Other Fyffes Equity-Based Awards

When the closing occurs, each Fyffes share award will be assumed by ChiquitaFyffes and converted into the right to receive a number of shares of ChiquitaFyffes, on the same terms and conditions that applied to the Fyffes share award before the closing.

Comparative Per Share Market Price Data and Dividend Information (Page 215)

Chiquita common shares are listed on the NYSE under the symbol “CQB.” Fyffes ordinary shares are listed on the Enterprise Securities Market, or ESM, under the symbol “FFY: Dublin” and the Alternative Investment Market, or AIM, under the symbol “FFY: London.” The following table shows the closing prices of Chiquita common shares and Fyffes ordinary shares as reported on the NYSE and the ESM, respectively, on March 7, 2014, the last trading day before the transaction agreement was announced, and on August 4, 2014, the last practicable day before the printing of this proxy statement/prospectus. This table also shows the equivalent value of the consideration per Fyffes ordinary share, which was calculated by multiplying the closing price of Chiquita common shares as of the specified date by the exchange ratio of 0.1567.

	Chiquita Common Shares	Fyffes Ordinary Shares	Equivalent Value of Combination Consideration Per Fyffes Ordinary Share
March 7, 2014	$10.84	€0.89	$1.70
August 4, 2014	$9.60	€1.06	$1.50

Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination (Page 69)

The board of directors of Chiquita has unanimously approved the transaction agreement and determined that the terms of the combination will further the strategies and goals of Chiquita.

The Chiquita board of directors unanimously recommends that Chiquita shareholders vote:

•	“FOR” the proposal to adopt the transaction agreement and approve the merger;
•	“FOR” the proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves;
•	“FOR” the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination;
•	“FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan; and
•	“FOR” the proposal to approve any motion to adjourn the special meeting, or any adjournments thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the Chiquita special meeting to adopt the transaction agreement, (ii) to provide to Chiquita shareholders in advance of the Chiquita special meeting any supplement or amendment to the proxy statement/prospectus or (iii) to disseminate any other information which is material to Chiquita shareholders voting at the Chiquita special meeting.

The Chiquita board of directors considered many factors in (x) making its determination that the terms of the merger and the scheme are advisable, consistent with, and in furtherance of, the strategies and goals of Chiquita and are fair to and in the best interests of Chiquita and its shareholders and (y) recommending adoption of the transaction agreement by the Chiquita shareholders. For a more complete discussion of these factors, see “The Combination — Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination,” beginning on page 69 of this proxy statement/prospectus.

In considering the recommendation of the board of directors of Chiquita, you should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of this proxy statement/prospectus.

Opinions of Chiquita’s Financial Advisors (Page 79)

Goldman Sachs

Goldman, Sachs & Co., which we refer to in this proxy statement/prospectus as Goldman Sachs, delivered its opinion to Chiquita’s board of directors that, as of March 10, 2014 and based upon and subject to the factors and assumptions set forth therein, the merger consideration pursuant to the transaction agreement was fair from a financial point of view to the holders (other than Fyffes and its affiliates) of Chiquita common shares.

The full text of the written opinion of Goldman Sachs, dated March 10, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of Chiquita’s board of directors in connection with its consideration of the combination. The Goldman Sachs opinion is not a recommendation as to how any holder of Chiquita common shares should vote with respect to the combination or any other matter. Pursuant to an engagement letter between Chiquita and Goldman Sachs, Chiquita has agreed to pay Goldman Sachs a transaction fee of approximately $4 million, the principal portion of which is contingent upon consummation of the combination. See “The Combination — Opinions of Chiquita’s Financial Advisors — Goldman Sachs” beginning on page 79 of this proxy statement/prospectus.

Wells Fargo Securities

On March 9, 2014, Wells Fargo Securities, LLC, which we refer to in this proxy statement/prospectus as “Wells Fargo Securities,” rendered its oral opinion to the Chiquita board of directors (which was confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Chiquita board of directors dated March 9, 2014), as to, as of March 9, 2014, the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination, which, for purposes of Wells Fargo Securities’ analyses and opinion, was defined as the merger after giving effect to the scheme, pursuant to the transaction agreement.

Wells Fargo Securities’ opinion was for the information of the Chiquita board of directors (in its capacity as such) in connection with its evaluation of the combination. Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement and did not address any other terms, aspects or implications of the combination or any agreements, arrangements or understandings entered into in connection therewith or otherwise. The summary of Wells Fargo Securities’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex F to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation as to or otherwise address how the members of the Chiquita board of directors, the holders of Chiquita common shares or any other person should vote or act in respect to any matter relating to the combination or otherwise. See “The Combination — Opinions of Chiquita’s Financial Advisors — Wells Fargo Securities” beginning on page 86 of this proxy statement/prospectus.

Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination (Page 72)

The Fyffes board of directors has unanimously approved the transaction agreement and determined that the transaction agreement, the transactions contemplated by the transaction agreement and the terms of the scheme are fair and reasonable.

The Fyffes board of directors unanimously recommends that Fyffes shareholders vote:

•	“FOR” the scheme of arrangement at the special court-ordered meeting;
•	“FOR” the cancellation of any Fyffes ordinary shares in issue before 10:00 p.m., Irish time, on the last business day before the Irish High Court hearing to sanction the scheme;
•	“FOR” the amendment of the articles of association of Fyffes so that any ordinary shares of Fyffes that are issued on or after the Cancellation Record Time are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration;
•	“FOR” the authorization of the directors of Fyffes to allot and issue new Fyffes shares, fully paid up, to ChiquitaFyffes in connection with effecting the scheme; and
•	“FOR” the reduction of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes shares pursuant to the scheme and the merger in order to create distributable reserves of ChiquitaFyffes.

The Fyffes board of directors considered many factors in making its determination that the transaction agreement, the transactions contemplated thereby and the terms of the scheme were fair and reasonable. For a more complete discussion of these factors, see “The Combination — Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination” beginning on page 72 of this proxy statement/prospectus.

In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus.

Interests of Certain Persons in the Combination (Page 101)

Chiquita

In considering the recommendation of the board of directors of Chiquita, you should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination that are different from, or in addition to, interests of shareholders of Chiquita generally and which may create potential conflicts of interest. The board of directors of Chiquita was aware of these interests and considered them when evaluating and negotiating the transaction agreement and the combination and in recommending to Chiquita shareholders that they adopt the transaction agreement and approve the merger.

These interests include:

•	The receipt by the directors and executive officers of Chiquita of ChiquitaFyffes ordinary shares in the combination in respect of Chiquita common shares held by those directors and executive officers on the same terms as other shareholders;
•	The conversion of Chiquita options and restricted stock units (including deferred share awards) held by directors and executive officers of Chiquita into comparable awards with respect to ChiquitaFyffes ordinary shares;
•	The conversion of performance vesting restricted stock units with respect to Chiquita shares held by the executive officers of Chiquita into time vesting ChiquitaFyffes restricted stock units (at the target level of performance), eliminating the requirement to attain performance goals with respect to the awards;
•	Continued coverage of Chiquita’s executive officers under Chiquita’s executive officer severance plan (which would provide Chiquita’s executive officers with severance benefits in the event of certain terminations of employment, including certain terminations in connection with the combination);
•	The entry into retention and enhanced severance arrangements by certain of Chiquita’s executive officers;
•	The payment by Chiquita, including to its executive officers, of an annual bonus with respect to 2014 at the target level of performance (if the combination is completed in 2014) or the payment by Chiquita of an annual bonus with respect to 2015 at the target level of performance if the combination is completed in 2015, in which case the 2014 bonus will be based on actual achievement of the applicable 2014 performance goals;
•	Distribution to any current Chiquita directors who do not continue on as a director of ChiquitaFyffes of his or her vested deferred compensation balances; and
•	Chiquita’s directors and executive officers are entitled to continued indemnification and insurance coverage under the transaction agreement.

See “The Combination — Interests of Certain Persons in the Combination — Chiquita,” beginning on page 101 of this proxy statement/prospectus.

Fyffes

In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders.

These interests include:

•	The receipt by the directors of Fyffes of ChiquitaFyffes ordinary shares in the transaction in respect of Fyffes common shares held by those directors on the same terms as other shareholders;
•	The conversion of Fyffes options held by executive directors of Fyffes into comparable awards with respect to ChiquitaFyffes ordinary shares;
•	The offers of employment from ChiquitaFyffes to the Fyffes executive directors;
•	The payment to Fyffes executive directors of an annual bonus with respect to 2014 at the target level of performance (if the combination is completed in 2014) or the payment to Fyffes executive directors of an annual bonus with respect to 2015 at the target level of performance if the combination is completed in 2015, in which case the 2014 bonus will be based on actual achievement of the applicable 2014 performance goals;
•	Mr. McCann is a director of Balkan Investment Company and certain of its subsidiaries. Balkan Investment Company and certain of its subsidiaries own approximately 12.5% of the ordinary shares of Fyffes;

•	Mr. Johnston is the Chief Strategy Officer of The InterTech Group Inc., which is related to The Article 6 Marital Trust created under the First Amended and Restated Jerry Zucker Revocable Trust which owns approximately 13.1% of the ordinary shares of Fyffes; and
•	Fyffes directors and executive officers are entitled to continued indemnification and insurance coverage under the transaction agreement.

For more information, see “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus.

In connection with the consummation of the combination, Fyffes may pay transaction bonuses to certain of its employees of up to $1,000,000 in the aggregate and retention bonuses to certain of its employees of up to $300,000 in the aggregate.

ChiquitaFyffes is obligated under the transaction agreement to offer employment to each of Messrs. McCann, Bos and Murphy, who will serve as ChiquitaFyffes’ chief executive officer, chief operating officer of fresh fruit, and chief financial officer, respectively. The terms of these offers will be effective when the combination is completed and are summarized in “The Combination — Interests of Certain Persons in the Combination — Fyffes — Employment Offers” beginning on page 107 of this proxy statement/prospectus.

Board of Directors and Management after the Combination (Page 112)

Board of Directors

The transaction agreement provides that the board of directors of ChiquitaFyffes after the combination will have 13 members consisting of (i) six individuals designated by Chiquita, (ii) six individuals designated by Fyffes and (iii) one individual appointed by mutual consent of Chiquita and Fyffes (and if such individual has not been appointed as of the completion of the combination, such individual will be appointed by the respective designees of Chiquita and Fyffes), provided that no more than one designee (in the case of Chiquita) and two designees (in the case of Fyffes) shall not qualify as an “independent” director within the rules of the NYSE for persons serving on an audit or compensation committee.

As of the date of this proxy statement/prospectus, Chiquita presently expects its designees to include Ms. Anderson and Messrs. Barker, Lonergan, Simmons, Stanbrook and Waters, with Mr. Lonergan being named the chairman of ChiquitaFyffes. Fyffes presently expects its designees to include Messrs. McCann, Murphy, McCourt, O’Dwyer, O’Hara and Johnston. Biographical information with respect to each Chiquita and Fyffes designee is set forth in “The Combination — Board of Directors and Management after the Combination — Board of Directors,” beginning on page 112 of this proxy statement/prospectus.

Committees of the ChiquitaFyffes Board

The ChiquitaFyffes board of directors is expected to form the following board committees: Audit; Compensation & Organization Development; Nominating & Governance; and Food Safety, Technology & Sustainability.

Each board committee will be composed of an equal number of Chiquita and Fyffes directors, plus, if determined jointly by Chiquita and Fyffes, any person so designated who qualifies as an “independent” director and is not a designee of either Chiquita or Fyffes. The actual members of such committees have not been determined.

Management

The ChiquitaFyffes senior management team after the scheme and the merger is expected to be led by members of both Chiquita and Fyffes as follows:

David McCann — Chief Executive Officer.  Mr. McCann serves as Chairman of Fyffes.

Tom Murphy — Chief Financial Officer.  Mr. Murphy serves as Finance Director of Fyffes.

Coen Bos — Chief Operating Officer — Fresh Fruit.  Mr. Bos serves as Chief Operating Officer of Fyffes.

Brian Kocher — Chief Operating Officer — Salads & Healthy Snacks.  Mr. Kocher serves as Executive Vice President and Chief Operating Officer of Chiquita.

Kevin Holland — Chief Administrative Officer.  Mr. Holland serves as Executive Vice President and Chief People Officer of Chiquita.

James E. Thompson — Chief Legal Officer.  Mr. Thompson serves as Executive Vice President, General Counsel and Secretary of Chiquita.

Manuel Rodriguez — Corporate Responsibility Officer.  Mr. Rodriguez serves as Executive Vice President of Government and International Affairs and Corporate Responsibility Officer of Chiquita.

See “The Combination — Board of Directors and Management after the Combination — Management,” beginning on page 115 of this proxy statement/prospectus.

Tax Consequences of the Combination (Page 121)

Tax Residence of ChiquitaFyffes for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, ChiquitaFyffes, which is an Irish incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Internal Revenue Code of 1986, or the “Code,” and the regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is little or no guidance as to their application.

As more fully described under “Tax Consequences of the Combination — U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes — Tax Residence of ChiquitaFyffes for U.S. Federal Income Tax Purposes” beginning on page 123 of this proxy statement/prospectus, Section 7874 is currently expected to apply in a manner such that ChiquitaFyffes should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the relevant rules of Section 7874 have been satisfied will be finally determined after the completion of the combination, by which time there could be adverse changes to the relevant facts and circumstances. In addition, there could be a change in law under Section 7874 of the Code, in the regulations promulgated thereunder, or other changes in law or subsequent changes in facts that could (possibly retroactively) cause ChiquitaFyffes to be treated as a U.S. corporation for U.S. federal income tax purposes. In such event, ChiquitaFyffes could be liable for substantial additional U.S. federal income tax on its operations and income following the completion of the combination.

Regardless of the application of Section 7874 of the Code, ChiquitaFyffes is expected to be treated as an Irish resident company for Irish tax purposes because ChiquitaFyffes is incorporated under Irish law and is intending to have its place of central management and control (as determined for Irish tax purposes) in Ireland. The remaining discussion assumes that ChiquitaFyffes will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Chiquita

U.S. Federal Income Tax Consequences of the Combination to Chiquita

Chiquita will not be subject to U.S. federal income tax on the combination; however, Chiquita will continue to be subject to U.S. tax after the combination. Chiquita (and its U.S. affiliates) will be subject to limitations on the utilization of certain tax attributes, as described below under “Tax Consequences of the Combination — U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes — Potential Limitation on the Utilization of Chiquita’s (and Its U.S. Affiliates’) Tax Attributes” beginning on page 124 of this proxy statement/prospectus.

U.S. Federal Income Tax Consequences of the Combination to Chiquita Shareholders

In the combination, (i) Merger Sub will merge with and into Chiquita, with Chiquita as the surviving corporation in the merger, and (ii) Chiquita shareholders will exchange their Chiquita common shares for ChiquitaFyffes ordinary shares. Assuming the combination so qualifies, shareholders generally do not recognize gain or loss on an exchange of their stock pursuant to a reorganization. However, with respect to cross-border reorganizations, Section 367(a) of the Code and regulations promulgated thereunder generally require U.S. shareholders to recognize gain (but not loss) if stock of a U.S. corporation is exchanged for stock of a non-U.S. corporation and the U.S. shareholders receive more than 50% (by vote or value) of the stock of the non-U.S. corporation. Consequently, U.S. holders (as defined below under “Tax Consequences of the Combination — U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes — Scope of Discussion” on page 121 of this proxy statement/prospectus) of Chiquita common shares will be required to recognize gain (but not loss) on the Chiquita share exchange.

No ruling has been or will be sought from the Internal Revenue Service, which is referenced in this proxy statement/prospectus as the “IRS,” with respect to the combination, and, while Skadden will deliver a tax opinion as described below under “Tax Consequences of the Combination — U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes”, an opinion of tax counsel is not binding on the IRS or a court. Moreover, the relevant rules could be modified (possibly with retroactive effect) by legislation, newly-issued or amended Treasury regulations or other guidance issued by the IRS.

Chiquita shareholders should consult their tax advisors as to the tax treatment of the combination in light of their particular circumstances. A U.S. holder will recognize gain (but not loss) in an amount equal to the excess of the fair market value of the ChiquitaFyffes ordinary shares received by the U.S. holder over the U.S. holder’s adjusted tax basis in the Chiquita common shares exchanged therefor. As a result, the U.S. holder will be subject to U.S. federal income tax without a corresponding receipt of cash. A U.S. holder realizing a loss that it would not be permitted to recognize generally would be permitted to carry over its tax basis in the Chiquita common shares surrendered to the ChiquitaFyffes ordinary shares received.

Fyffes

Fyffes shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes under the transaction agreement and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their Fyffes ordinary shares, or on receipt of ChiquitaFyffes ordinary shares pursuant to the scheme.

Fyffes shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade carried on by such persons through an Irish branch or agency should not recognize any taxable gain or loss on the cancellation of the Fyffes ordinary shares and the ChiquitaFyffes ordinary shares received pursuant to the scheme should be treated as the same asset as their cancelled Fyffes ordinary shares.

Fyffes shareholders should consult their tax advisors as to the tax treatment of the combination in light of their particular circumstances.

No Dissenters’ Rights (Page 119)

Under the New Jersey Business Corporation Act, holders of Chiquita common shares do not have appraisal or dissenters’ rights with respect to the merger or any of the other transactions described in this proxy statement/prospectus.

Under Irish law, holders of Fyffes ordinary shares do not have appraisal or dissenters’ rights with respect to the scheme or any of the other transactions described in this proxy statement/prospectus.

Regulatory Approvals Required (Page 118)

As previously announced on June 3, 2014, the waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the combination transaction, expired on Monday, June 2, 2014. Expiration of the waiting period satisfies a condition to the closing of the transaction.

Under the EC Merger Regulation, the combination may not be implemented unless the merger is notified to the European Commission and the European Commission approves the combination, subject to the fulfillment of any conditions, where applicable. Chiquita and Fyffes intend to file a notification on Form CO with the European Commission for review in connection with the combination as soon as practicable.

To the extent that any other regulatory clearances are required in accordance with applicable law, the receipt of such clearances in any applicable jurisdiction shall be a condition to the consummation of the combination if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (i) ChiquitaFyffes and its subsidiaries, taken as a whole (following the consummation of the scheme and the merger) or (ii) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the transaction agreement.

Irish Court Approvals

The scheme of arrangement requires the sanction of the Irish High Court, which involves an application by Fyffes to the Irish High Court to sanction the scheme. The Irish High Court must also confirm the reduction of capital of Fyffes that would be effected by EGM resolution #1, which is a necessary step in the implementation of the scheme.

The creation of distributable reserves of ChiquitaFyffes, which involves a reduction of ChiquitaFyffes' share premium, also requires the confirmation of the Irish High Court. See “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus.

Listing of ChiquitaFyffes Ordinary Shares on Stock Exchange (Page 133) and Dividends (Page 217)

ChiquitaFyffes ordinary shares are currently not traded or quoted on a stock exchange or quotation system. ChiquitaFyffes expects that, following the combination, ChiquitaFyffes ordinary shares will be listed for trading under the symbol “CQF” on the NYSE. ChiquitaFyffes is also in discussions with the Irish Stock Exchange regarding the possibility of obtaining a secondary listing for the ChiquitaFyffes ordinary shares on a market operated by the Irish Stock Exchange.

ChiquitaFyffes does not expect to pay dividends for the foreseeable future. The determination to pay dividends in the future will be subject to the ongoing review of the board of directors of ChiquitaFyffes.

Conditions to the Completion of the Scheme and the Merger (Page 151)

The completion of the scheme is subject to the satisfaction (or waiver, to the extent permitted) of all of the following conditions on or prior to the consummation of the scheme:

•	the Irish High Court’s sanction of the scheme of arrangement and confirmation of the reduction of capital involved in such scheme of arrangement, and office copies of each of the Irish High Court’s order and the minute required under Irish law in respect of the capital reduction being delivered for registration to the Registrar of Companies in Ireland and subsequently registered;
•	the approval of the scheme by a majority in number of Fyffes shareholders representing 75% or more in value of the Fyffes ordinary shares, at the voting record time, held by such holders, present and voting either in person or by proxy, at the special court-ordered meeting (or any adjournment of such meeting), and the approval by the requisite majorities of Fyffes shareholders of certain of the EGM resolutions;
•	the adoption of the transaction agreement by the affirmative vote of a majority of the votes cast by Chiquita shareholders entitled to vote thereon;
•	the NYSE having authorized, and not withdrawn its authorization, for listing all of the ChiquitaFyffes shares to be issued in the scheme and the merger (subject to satisfaction of any conditions to which such approval is expressed to be subject);
•	all applicable waiting periods under the HSR Act having expired or having been terminated, in each case in connection with the scheme and/or the merger, as the case may be;
•	given the determination of the parties that the European Commission has jurisdiction under the EC Merger Regulation to examine the scheme and/or the merger, as the case may be, the issuing by the European Commission of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation, declaring the scheme and or the merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the transaction agreement;
•	to the extent that all or part of the scheme and/or the merger, as the case may be, is referred by the European Commission under Articles 9(1) or 9(5) of the EC Merger Regulation, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area to the relevant authority of one or more member countries of the European Economic Area, the issuing by such relevant authority or authorities (in the case of a partial referral, in conjunction with a final decision of the European Commission) of a final decision or decisions by which the scheme and/or the merger, as the case may be, is deemed to have been declared compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the transaction agreement;
•	all other required regulatory clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or been terminated (as appropriate), in each case in connection with the scheme and/or the merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the transaction agreement, the scheme or the merger if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (a) ChiquitaFyffes and its subsidiaries, taken as a whole (following the consummation of the scheme and the merger), or (b) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the transaction agreement;
•	no injunction, restraint or prohibition by any court of competent jurisdiction or antitrust order by any relevant authority which prohibits consummation of the scheme or the merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition (as defined in the transaction agreement) having been entered and which is continuing to be in effect;

•	the Form S-4 having become effective under the United States Securities Act of 1933, as amended (the “Securities Act”) and not being the subject of any stop order or proceedings seeking any stop order; and
•	the transaction agreement not having been terminated in accordance with its terms.

In addition, each party’s obligation to effect the scheme is conditional, among other things, upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;
•	the performance by the other party of its obligations and covenants under the transaction agreement in all material respects; and
•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants.

The scheme is also conditional on the scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, if as of March 10, 2015, all conditions set forth in the conditions appendix (other than conditions 2(c), 2(d), 3(c), 3(d), 3(e) or 3(f) as set forth in the conditions appendix) have been satisfied or waived) (March 10, 2015 or June 15, 2015, as applicable, the “end date”). In addition, the scheme will lapse unless it is effective on or prior to the applicable end date. The merger is conditional only upon the consummation and implementation of the scheme of arrangement and scheme. See “The Transaction Agreement — Conditions to the Completion of the Scheme and the Merger” beginning on page 151 of this proxy statement/prospectus.

Termination of the Transaction Agreement (Page 152)

The transaction agreement may be terminated at any time prior to the time the scheme becomes effective in any of the following ways:

•	by mutual written consent of Fyffes and Chiquita;
•	by either Fyffes or Chiquita:
•	if (i) after completion of the Fyffes court meeting or the EGM, the applicable resolutions have not been approved by the requisite majorities, or (ii) after completion of the Chiquita shareholders meeting, the Chiquita shareholder approval has not been obtained;
•	if the combination has not been consummated by 11:59 p.m., New York City time, on the applicable end date;
•	if the Irish High Court declines or refuses to sanction the scheme, unless both parties agree that the decision of the Irish High Court shall be appealed; or
•	if an injunction that permanently restrains, enjoins or otherwise prohibits the consummation of the combination or the merger has become final and non-appealable, in certain circumstances;
•	by Fyffes:
•	if Chiquita or one of ChiquitaFyffes, Delaware Sub or Merger Sub breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;
•	if the Chiquita board, in response to a material intervening event or a Chiquita Superior Proposal, withdraws or modifies in any manner adverse to Fyffes (or publicly proposes to do the same) its recommendation that the shareholders of Chiquita adopt the transaction agreement; or
•	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Fyffes Superior Proposal (as defined in the transaction agreement);

•	by Chiquita:
•	if Fyffes breaches or fails to perform, in any material respect, any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;
•	if the Fyffes board, in response to a material intervening event or a Fyffes Superior Proposal, withdraws or modifies in any manner adverse to Chiquita (or publicly proposes to do the same) its recommendation that the shareholders of Fyffes adopt the transaction agreement; or
•	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Chiquita Superior Proposal (as defined in the transaction agreement).

Expenses Reimbursement Agreement (Page 155)

In connection with the execution of the transaction agreement, Chiquita and Fyffes entered into an expenses reimbursement agreement, the terms of which have been consented to by the Panel for the purpose of Rule 21.2 of the Irish Takeover Rules only.

Under the expenses reimbursement agreement, Fyffes has agreed to pay to Chiquita the documented, specific and quantifiable third-party costs and expenses incurred by Chiquita in connection with the scheme upon the termination of the transaction agreement in specified circumstances. The maximum amount payable by Fyffes to Chiquita pursuant to the expenses reimbursement agreement (the “Chiquita Expense Reimbursement Amount”) is an amount equal to one percent (1%) of the aggregate value of the issued share capital of Fyffes, calculated based on the closing price of the Fyffes shares on the business day immediately preceding the event giving rise to the reimbursement obligation. Chiquita does not expect combination-related costs reimbursable pursuant to the expenses reimbursement agreement to exceed the Chiquita Expense Reimbursement Amount.

Under the expenses reimbursement agreement, Chiquita has agreed to pay to Fyffes the documented, specific and quantifiable third-party costs and expenses incurred by Fyffes in connection with the scheme upon the termination of the transaction agreement in specified circumstances. The maximum amount payable by Chiquita to Fyffes pursuant to the expenses reimbursement agreement (the “Fyffes Expense Reimbursement Amount”) is an amount equal to one percent (1%) of the aggregate value of the issued share capital of Chiquita, calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the reimbursement obligation. Fyffes does not expect the combination-related costs reimbursable pursuant to the expenses reimbursement agreement to exceed the Fyffes Expense Reimbursement Amount.

See “Expenses Reimbursement Agreement” beginning on page 155 of this proxy statement/prospectus.

Irrevocable Voting Undertaking (Page 157) and Support Letter (Page 157)

Irrevocable Voting Undertaking

Balkan Investment Company and certain of its subsidiaries (referred to collectively as the “Balkan Entities”) delivered a Deed of Irrevocable Undertaking (referred to as the “irrevocable undertaking”) to Chiquita and ChiquitaFyffes in respect of an aggregate of 37,238,334 Fyffes ordinary shares beneficially owned by the Balkan Entities, which shares represent approximately 12.5% of Fyffes outstanding share capital, pursuant to which, the Balkan Entities have agreed to vote all of such shares in favor of the scheme and to not sell, transfer or otherwise dispose of the shares prior to the combination becoming effective. The obligations of the Balkan Entities under the irrevocable undertaking will lapse if certain conditions are met. See “Irrevocable Voting Undertaking” beginning on page 157 of this proxy statement/prospectus.

Support Letter

Fyffes received a Support Letter (referred to as the “support letter”) on behalf of an affiliate of The InterTech Group, Inc. in relation to its entire holdings amounting to 39,034,612 Fyffes ordinary shares in the aggregate, representing approximately 13.1% of Fyffes outstanding share capital, confirming that so long as the Fyffes board of directors is supportive of the combination or the transaction agreement is not otherwise terminated or materially modified as determined by the affiliate in its sole and absolute discretion, the affiliate will vote all of its Fyffes ordinary shares in favor of any proposal submitted to Fyffes shareholders to approve the combination. The affiliate reserves the right to sell or otherwise transfer any or all of its shares to a third party prior to the effectiveness of the combination. See “Support Letter” beginning on page 157 of this proxy statement/prospectus.

Accounting Treatment of the Combination (Page 120)

Chiquita will account for the scheme pursuant to the transaction agreement and will use the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Chiquita will be the accounting acquirer. Chiquita will measure the Fyffes assets acquired and Fyffes liabilities assumed at their fair values, including net tangible and identifiable intangible assets as of the completion of the combination. Any excess of the purchase price over those fair values will be recorded as goodwill.

Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares (Page 230)

As a result of the combination, the holders of Chiquita common shares will become holders of ChiquitaFyffes ordinary shares and their rights will be governed by Irish law (instead of the New Jersey Business Corporation Act (the “NJBCA”)) and by the memorandum and articles of association of ChiquitaFyffes (instead of Chiquita’s bylaws and certificate of incorporation). The current memorandum and articles of association of ChiquitaFyffes will be amended and restated as of the completion of the combination in substantially the form as set forth in Annex D to this proxy statement/prospectus. Following the combination, former Chiquita shareholders may have different rights as ChiquitaFyffes shareholders than they had as Chiquita shareholders. Material differences between the rights of shareholders of Chiquita and the rights of shareholders of ChiquitaFyffes include differences with respect to, among other things, distributions, dividends, repurchases and redemptions, dividends in shares/bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the quorum for shareholder meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the articles of association. For a summary of the material differences between the rights of Chiquita shareholders and ChiquitaFyffes shareholders, see “Description of ChiquitaFyffes Ordinary Shares” beginning on page 216 of this proxy statement/prospectus and “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” beginning on page 230 of this proxy statement/prospectus.

Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares (Page 265)

As a result of the combination, the holders of Fyffes ordinary shares will become holders of ChiquitaFyffes ordinary shares and their rights will be governed by the memorandum and articles of association of ChiquitaFyffes instead of Fyffes memorandum and articles of association. The current memorandum and articles of association of ChiquitaFyffes will be amended and restated as of the completion of the combination in substantially the form as set forth in Annex D to this proxy statement/prospectus. Following the combination, former Fyffes shareholders may have different rights as ChiquitaFyffes shareholders than they had as Fyffes shareholders. Material differences between the rights of ChiquitaFyffes shareholders following the combination and the rights of Fyffes shareholders before the combination include, among other things, differences with respect to the issue of share certificates, closing of the register and fixing record dates for the purposes of determining the eligibility to vote at meetings, mechanisms for the transfer of shares, application of the laws of escheat, the size and composition of the board of directors, liens on shares and forfeiture of shares, buy-back of shares, quorum at shareholder meetings, appointment of proxies and appointment of directors. For a summary of the material differences between the rights of Fyffes shareholders and ChiquitaFyffes shareholders, see “Description of ChiquitaFyffes Ordinary Shares” beginning on page 216 of this proxy statement/prospectus and “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares” beginning on page 265 of this proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus you should consider carefully the following risk factors, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus. You should also read and consider the risks associated with the business of Chiquita and the risks associated with the business of Fyffes because these risks will also affect ChiquitaFyffes. Risks related to the business of Chiquita can be found in this proxy statement/prospectus and in its annual and other reports filed with the SEC at the SEC’s website at http://www.sec.gov.

Risks Relating to the Combination

The number of ChiquitaFyffes ordinary shares that Fyffes shareholders will receive as a result of the combination will be based on a fixed exchange ratio. The value of the ChiquitaFyffes ordinary shares that Fyffes shareholders receive could be different than at the time Fyffes shareholders vote to approve the scheme.

Upon completion of the combination, Fyffes ordinary shareholders will receive 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share they hold. The number of ChiquitaFyffes ordinary shares that Fyffes shareholders will be entitled to receive will not be adjusted in the event of any increase or decrease in the share price of either Chiquita common shares or Fyffes ordinary shares.

The market value of the ChiquitaFyffes ordinary shares that Fyffes shareholders will be entitled to receive when the combination is completed could vary significantly from the market value of Chiquita common shares on the date of this proxy statement/prospectus or the date of the Fyffes special meetings. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Chiquita common shares or Fyffes ordinary shares, such market price fluctuations may affect the value that Fyffes shareholders will receive upon completion of the combination. Share price changes may result from a variety of factors, including changes in the business, operations or prospects of Chiquita or Fyffes, market assessments of the likelihood that the combination will be completed, the timing of the combination, regulatory considerations, general market and economic conditions and other factors. Shareholders are urged to obtain current market quotations for Chiquita common shares and Fyffes ordinary shares. See the section entitled “Comparative Per Share Market Price Data and Dividend Information” beginning on page 215 of this proxy statement/prospectus for additional information on the market value of Chiquita common shares and Fyffes ordinary shares.

Chiquita and Fyffes must obtain required approvals and governmental and regulatory consents to consummate the combination, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the consummation of the combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the combination.

The combination is subject to customary closing conditions. These closing conditions include, among others, the receipt of required approvals of Chiquita and Fyffes shareholders, the effectiveness of the registration statement, the sanction of the scheme of arrangement by the Irish High Court, the expiration or termination of the waiting period under the HSR Act, a final decision of the European Commission approving the combination and, to the extent relevant and required under the transaction agreement, other approvals under the antitrust, competition and foreign investment laws of other countries.

The governmental agencies from which the parties will seek certain of these approvals have broad discretion in administering the governing regulations. Chiquita and Fyffes can provide no assurance that all required approvals and consents will be obtained. Moreover, as a condition to their approval of the combination, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of ChiquitaFyffes’ business after the closing. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the combination or may reduce the anticipated benefits of the combination. Further, no assurance can be given that the required shareholder approval will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If Chiquita and Fyffes agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the combination, these requirements, limitations, costs, divestitures or restrictions could adversely affect ChiquitaFyffes’ ability to integrate Chiquita’s operations with Fyffes operations or reduce the anticipated benefits of the combination. This could result in a failure to consummate the combination or have a material adverse effect on ChiquitaFyffes’ business and results of operations.

The transaction agreement contains provisions that limit Fyffes ability to pursue alternatives to the combination and, in specified circumstances, could require Fyffes to reimburse certain of Chiquita’s expenses.

Under the transaction agreement, Fyffes is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal with any person. Fyffes may terminate the transaction agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Fyffes board of directors (after consultation with Fyffes financial advisors and legal counsel) that such proposal is more favorable to the Fyffes shareholders than the combination, and such a termination would result in Fyffes being required to reimburse certain of Chiquita’s expenses under the expenses reimbursement agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Fyffes from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the ChiquitaFyffes consideration.

The transaction agreement contains provisions that limit Chiquita’s ability to pursue alternatives to the combination and, in specified circumstances, could require Chiquita to reimburse certain of Fyffes expenses.

Under the transaction agreement, Chiquita is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or negotiating, or furnishing information with regard to, any inquiry, proposal or offer for a competing acquisition proposal with any person. Chiquita may terminate the transaction agreement and enter into an agreement with respect to a superior proposal only if specified conditions have been satisfied, including a determination by the Chiquita board of directors (after consultation with Chiquita’s financial advisors and legal counsel) that such proposal is more favorable to the Chiquita shareholders than the combination, and such a termination would result in Chiquita being required to reimburse certain of Fyffes expenses under the expenses reimbursement agreement. These provisions could discourage a third party that may have an interest in acquiring all or a significant part of Chiquita from considering or proposing that acquisition, even if such third party were prepared to pay consideration with a higher value than the value of the merger consideration.

Failure to consummate the combination could negatively impact the share price and the future business and financial results of Chiquita and/or Fyffes.

If the combination is not consummated, the ongoing businesses of Chiquita and/or Fyffes may be adversely affected and, without realizing any of the benefits of having consummated the combination, Chiquita and/or Fyffes will be subject to a number of risks, including the following:

•	Chiquita and/or Fyffes will be required to pay specified costs and expenses relating to the proposed combination;
•	if the transaction agreement is terminated under specified circumstances, Fyffes may be obligated to reimburse certain expenses of Chiquita, in an amount up to one percent (1%) of the aggregate value of the issued share capital of Fyffes, calculated based on the closing price of the Fyffes shares on the business day immediately preceding the event giving rise to the reimbursement obligation;
•	if the transaction agreement is terminated under specified circumstances, Chiquita may be obligated to reimburse certain expenses of Fyffes, in an amount up to one percent (1%) of the aggregate value of the issued share capital of Chiquita, calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the reimbursement obligation;

•	matters relating to the combination (including integration planning) may require substantial commitments of time and resources by Chiquita management and Fyffes management, which could otherwise have been devoted to other opportunities that may have been beneficial to Fyffes or Chiquita, as the case may be;
•	the transaction agreement restricts Chiquita and Fyffes, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the merger and the scheme occur or the transaction agreement terminates. These restrictions may prevent Chiquita and Fyffes from pursuing otherwise attractive business opportunities and making other changes to their businesses that may arise prior to completion of the merger and the scheme or termination of the transaction agreement; and
•	Chiquita and/or Fyffes also could be subject to litigation related to any failure to consummate the combination or related to any enforcement proceeding commenced against Chiquita and/or Fyffes to perform their respective obligations under the transaction agreement.

If the combination is not consummated, these risks may materialize and may adversely affect Chiquita’s and/or Fyffes business, financial results and share price.

Chiquita’s and Fyffes directors and executive officers will have interests in the combination that may be different from, or in addition to, the interests of Chiquita’s and Fyffes shareholders generally.

In considering the recommendations of the Chiquita and Fyffes boards of directors with respect to the transaction agreement, you should be aware that some of Chiquita’s and Fyffes directors and executive officers will have interests in the proposed combination in addition to interests they might have as shareholders. For more information, including the assumptions used to estimate the value of such interests, see “The Combination — Interests of Certain Persons in the Combination” beginning on page 101 of this proxy statement/prospectus. You should consider these interests in connection with your vote on the related proposals.

While completion of the combination is pending, Chiquita and Fyffes will be subject to business uncertainties that could adversely affect their businesses.

Uncertainty about the effect of the combination on employees, customers and suppliers may have an adverse effect on Chiquita and Fyffes and, consequently, on ChiquitaFyffes. These uncertainties may impair Chiquita’s and Fyffes ability to attract, retain and motivate key personnel until the merger and the scheme are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with Chiquita and Fyffes to seek to change existing business relationships with Chiquita and Fyffes. Employee retention may be particularly challenging during the pendency of the combination because employees may experience uncertainty about their future roles with ChiquitaFyffes. If, despite Chiquita’s and Fyffes retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with ChiquitaFyffes, ChiquitaFyffes’ business could be seriously harmed.

Risks Relating to the Businesses of the Combined Company

We may not realize all of the anticipated benefits of the combination or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating the two businesses.

Our ability to realize the anticipated benefits of the combination will depend, to a large extent, on our ability to integrate various aspects of the Chiquita and Fyffes businesses. Our ability to realize the anticipated benefits of the combination will also depend on when the combination can be completed. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of Chiquita and Fyffes. The integration process may disrupt the businesses and, if implemented ineffectively, would preclude realization of the full benefits expected by us. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of the combination could cause an interruption of, or a loss of momentum in, the activities of ChiquitaFyffes and could adversely affect ChiquitaFyffes’ results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;
•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of Fyffes with that of Chiquita;
•	difficulties in the integration of operations and systems;
•	difficulties in the assimilation of employees;
•	difficulties in managing the expanded operations of a larger company;
•	challenges in keeping existing customers and obtaining new customers; and
•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of ChiquitaFyffes. In addition, even if the operations of the businesses of Chiquita and Fyffes are integrated successfully, we may not realize the full benefits of the combination, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Or, additional unanticipated costs may be incurred in the integration of the businesses of Chiquita and Fyffes. Also, the combined company may remain subject to the risks presently affecting both of the companies. All of these factors could cause dilution to the earnings per share of ChiquitaFyffes, decrease or delay the expected accretive effect of the combination, and negatively impact the price of ChiquitaFyffes ordinary shares. As a result, we cannot assure you that the combination of the Chiquita and Fyffes businesses will result in the realization of the full benefits anticipated from the combination.

Risks relating to management of joint ventures between ChiquitaFyffes and other companies.

ChiquitaFyffes will operate some of its businesses through joint ventures with other companies. Joint venture investments may involve risks not otherwise present for investments made solely by ChiquitaFyffes. For example, ChiquitaFyffes may not control the joint ventures; joint venture partners may not agree to distributions that ChiquitaFyffes believes are appropriate; joint venture partners may not observe their commitments; joint venture partners may have different interests than ChiquitaFyffes and may take actions contrary to the interests of ChiquitaFyffes; and it may be difficult for ChiquitaFyffes to exit a joint venture if an impasse arises or if ChiquitaFyffes desires to sell its interest.

ChiquitaFyffes and/or its subsidiaries may be subject to substantial damage claims or fines arising from current legal proceedings related to Chiquita’s international operations and similar legal proceedings against Chiquita, Fyffes and/or ChiquitaFyffes that may arise in the future.

Chiquita is currently involved in legal proceedings and investigations, described in more detail in the notes to the Consolidated Financial Statements and periodic reports that Chiquita previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus, involving, among other things, (i) litigation and investigations relating to payments made by Chiquita’s former banana-producing subsidiary in Colombia to a paramilitary group in that country which had been designated under U.S. law as a foreign terrorist organization, activities for which Chiquita has already paid penalties to the U.S. Department of Justice, and (ii) customs proceedings in Italy. Based on Italian procedural requirements in some of the Italian customs proceedings, Chiquita is currently required to make payments on an installment basis as a result of unfavorable rulings that are being appealed. Although these funds will be returned to Chiquita and/or its subsidiaries with interest if Chiquita ultimately prevails on appeal, the level of installment payments payable by ChiquitaFyffes in the future could be significantly higher if similar unfavorable rulings against Chiquita or ChiquitaFyffes are received in other cases, and the requirement to pay is not stayed or suspended.

Regardless of the outcomes of these matters, Chiquita will incur legal and other fees to defend all of these proceedings, which in aggregate may have a significant effect on the consolidated financial statements of Chiquita and/or ChiquitaFyffes.

ChiquitaFyffes will incur direct and indirect costs as a result of the combination.

ChiquitaFyffes will incur costs and expenses in connection with and as a result of the combination. These costs and expenses include professional fees to comply with Irish corporate and tax laws and financial reporting requirements, costs and expenses incurred in connection with holding a majority of the meetings of the ChiquitaFyffes board of directors and certain executive management meetings in Ireland, as well as any additional costs ChiquitaFyffes may incur as a result of its new corporate structure. We cannot assure you that we will realize all of the anticipated benefits of the combination, including the synergies related to public company expenses, integration of senior management and administration. While these costs are not expected to have such an effect, these costs could exceed the costs historically borne by Chiquita and Fyffes.

Chiquita’s and Fyffes actual financial positions and results of operations may differ materially from the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus.

ChiquitaFyffes has been recently incorporated and has no operating history and no revenues. The unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what ChiquitaFyffes’ financial position or results of operations would have been had the combination been completed on the dates indicated. The unaudited pro forma condensed combined financial information has been derived from the audited historical financial statements of Chiquita and Fyffes and certain adjustments and assumptions have been made regarding the combined company after giving effect to the combination. The assets and liabilities of Fyffes have been measured at fair value based on various preliminary estimates using assumptions that management of Chiquita and Fyffes believes are reasonable utilizing information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations.

In addition, the assumptions used in preparing the pro forma financial information require an evaluation of IFRS to U.S. GAAP differences and an evaluation of the consistency of accounting policies and financial statement classifications between Chiquita and Fyffes. Identified differences to date are reflected in the unaudited pro forma condensed combined financial information, which management of Chiquita and Fyffes believe are reasonable utilizing information currently available. These evaluations are preliminary and may be revised as additional information becomes available and as additional analyses are performed. Any changes in this evaluation and assumptions could have a material impact on the pro forma financial information provided.

Any potential decline in ChiquitaFyffes’ financial condition or results of operations may cause significant variations in the share price of ChiquitaFyffes. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 194 of this proxy statement/prospectus.

The financial analyses and forecasts considered by Chiquita and Fyffes and their respective financial advisors may not be realized.

The financial analyses and forecasts considered by Chiquita and Fyffes and their respective financial advisors reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Chiquita’s or Fyffes businesses, including the factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus and/or listed in this proxy statement/prospectus under the section entitled “Risk Factors” beginning on page 27, all of which are difficult to predict and many of which are beyond Chiquita’s and Fyffes control. Many of the assumptions reflected in the financial analyses and forecasts are subject to change and none of the financial analyses or forecasts reflect revised prospects for Chiquita’s or Fyffes businesses, changes in general business or economic conditions or any other transactions or event that has occurred or that may occur and that was not anticipated at the time such financial analyses and forecasts was prepared. The financial analyses and forecasts speak as of the date that they were considered by Chiquita and Fyffes and their respective financial advisors. There can be no assurance that the financial analyses and forecasts considered by Chiquita and Fyffes and their respective financial advisors will be realized or that actual results will not materially vary from the financial analyses and forecasts. In addition, since the financial analyses and forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the financial analyses and forecasts should not be relied on as predictive of actual future events nor construed as financial guidance.

ChiquitaFyffes’ substantial leverage and debt service obligations could adversely affect the business of the combined company.

While ChiquitaFyffes, on a relative basis, will have less leverage than Chiquita presently has and will be in a better position to service its debt, the combined company, on a relative basis, will be more highly leveraged than Fyffes presently is. If the combination were to have been completed on December 31, 2013, Chiquita would have had approximately $632 million of debt outstanding and Fyffes would have had approximately $42 million of debt outstanding. The degree to which ChiquitaFyffes will be leveraged following the combination could have important consequences to shareholders of ChiquitaFyffes, including, but not limited to:

•	limiting ChiquitaFyffes’ ability to pay dividends;
•	increasing ChiquitaFyffes’ vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;
•	requiring the dedication of a substantial portion of ChiquitaFyffes’ cash flow from operations to the payment of principal of, and interest on, indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures, product research and development or other general corporate purposes;
•	limiting ChiquitaFyffes’ flexibility in planning for, or reacting to, changes in our business and the competitive environment and the industry in which it operates;
•	placing ChiquitaFyffes at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged; and
•	limiting ChiquitaFyffes’ ability to borrow additional funds and increasing the cost of any such borrowing.

Section 7874 could potentially limit Chiquita’s and its U.S. affiliates’ ability to utilize their U.S. tax attributes to offset certain U.S. taxable income, if any, generated by the combination or certain specified transactions for a period of time following the combination.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize U.S. tax attributes such as net operating losses to offset U.S. taxable income resulting from certain transactions as more fully described in “Tax Consequences of the Combination — U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes — Potential Limitation on the Utilization of Chiquita’s (and Its U.S. Affiliates’) Tax Attributes” beginning on page 124 of this proxy statement/prospectus. Based on the limited guidance available, Chiquita currently expects that following the combination, this limitation will not apply and as a result, it and its U.S. affiliates will not be limited by Section 7874 of the Code in their ability to utilize their U.S. tax attributes to offset their U.S. taxable income, if any, resulting from certain specified taxable transactions. However, no assurance can be given in this regard. See “Tax Consequences of the Combination — U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes — Potential Limitation on the Utilization of Chiquita’s (and Its U.S. Affiliates’) Tax Attributes” beginning on page 124 of this proxy statement/prospectus. If, however, Section 7874 of the Code were to apply to the combination and if Chiquita or its U.S. affiliates were to engage in any transaction that would generate any U.S. taxable income subject to this limitation in the future, it could take Chiquita longer to use its net operating losses and tax credits and thus Chiquita could pay U.S. federal income tax sooner than it otherwise would have. Additionally, if the limitation were to apply and if Chiquita does not generate taxable income consistent with its expectations, it is possible that the limitation under Section 7874 on the utilization of U.S. tax attributes could prevent Chiquita and/or its U.S. affiliates from fully utilizing their U.S. tax attributes prior to their expiration.

Future changes to U.S. and non-U.S. tax laws could materially affect ChiquitaFyffes, including its status as a foreign corporation.

A corporation generally is considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because ChiquitaFyffes is an Irish incorporated entity, it would be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

For ChiquitaFyffes to be treated as a foreign corporation for U.S. federal income tax purposes under Section 7874, either (1) the former shareholders of Chiquita must own (within the meaning of Section 7874) less than 80% (by both vote and value) of ChiquitaFyffes ordinary shares by reason of holding shares in Chiquita, or (2) ChiquitaFyffes must have substantial business activities in Ireland after the combination (taking into account the activities of ChiquitaFyffes’ expanded affiliated group). The Chiquita shareholders will own less than 80% of the shares in ChiquitaFyffes after the combination by reason of their ownership of Chiquita common shares. As a result, under current law, ChiquitaFyffes should be treated as a foreign corporation for U.S. federal income tax purposes.

However, changes to the inversion rules in Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder, or other changes in law, could adversely affect ChiquitaFyffes’ status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application to ChiquitaFyffes, Chiquita, their respective stockholders, shareholders and affiliates, and/or the combination. For example, the proposed Stop Corporate Inversions Act of 2014 would (i) treat a foreign corporation as a U.S. corporation where shareholders of a U.S. corporation own 50% or more of the foreign corporation following the foreign corporation’s acquisition of the U.S. corporation and (ii) treat a foreign corporation as a U.S. corporation if the foreign corporation has substantial business activities in the U.S. and is managed and controlled in the U.S. In addition, other recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, and such legislation, if passed, could have an adverse effect on ChiquitaFyffes.

Moreover, the U.S. Congress, the Organization for Economic Co-operation and Development and other Government agencies in jurisdictions where ChiquitaFyffes and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. One example is in the area of “base erosion and profit shifting”, where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the U.S. and other countries in which ChiquitaFyffes and its affiliates do business could change on a prospective or retroactive basis, and any such changes could adversely affect ChiquitaFyffes.

Chiquita’s and its U.S. affiliates’ ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited.

As of December 31, 2013, Chiquita had approximately $395 million of net operating losses (“NOL”) for U.S. federal income tax purposes. Section 382 of the Code imposes an annual limitation on the amount of taxable income that may be offset by Chiquita’s NOL carryforward if Chiquita experiences an “ownership change” as defined in Section 382 of the Code. An ownership change generally occurs if there is a cumulative change in Chiquita’s ownership by “five-percent shareholders” (as defined in Section 382 of the Code) that exceeds 50 percentage points over a rolling three-year period. If an ownership change occurs, Chiquita’s ability to use its NOL carryforwards to offset future taxable income will be subject to an annual limitation and will depend, among other things, on its equity market capitalization and net built-in gains at the time of the ownership change, as well as on the amount of taxable income generated by Chiquita in future periods.

Chiquita expects to experience an “ownership change” as a result of the combination and, therefore, be subject to an annual limitation on the use of its NOL carryforwards. The actual effect of any limitation will depend on a number of factors, including the amount of taxable income in any given year, the term of the NOLs, as well as certain built-in gains that can serve to increase the amount of NOLs available in a given year. Accordingly, while Chiquita presently does not expect that any such limitation will have a material adverse effect, there can be no assurance that it will not take Chiquita longer to utilize its NOL carryforwards. If that occurs, Chiquita could pay some U.S. federal income tax sooner than it otherwise would have.

U.S. holders of Chiquita common shares will recognize gain on the exchange of their Chiquita common shares for ChiquitaFyffes ordinary shares.

Although U.S. shareholders generally do not recognize gain or loss on an exchange of their stock pursuant to a reorganization, with respect to cross-border reorganizations, Section 367(a) of the Code and the regulations promulgated thereunder generally require U.S. shareholders to recognize gain (but not loss) in an amount equal to the fair market value as of the closing date of the combination of any ChiquitaFyffes ordinary shares received in the merger, over such U.S. shareholder’s tax basis in the Chiquita common shares surrendered by the U.S. shareholder in the combination. No cash will be received by Chiquita shareholders as part of the combination, and as a result, U.S. shareholders of Chiquita shares may incur a tax liability without a corresponding receipt of cash. These shareholders may be required to sell the acquired shares of ChiquitaFyffes and use the proceeds to satisfy the tax liability, or otherwise satisfy the tax liability with cash from other sources. Any gain recognized would generally be long-term capital gain if the U.S. holder has held the Chiquita common shares for more than one year at the time the combination is completed.

ChiquitaFyffes will seek the confirmation of the Irish High Court for a capital reduction intended to create distributable reserves. ChiquitaFyffes expects this will be forthcoming but cannot guarantee this.

Under Irish law, dividends may only be paid and share repurchases and redemptions must generally be funded only out of “distributable reserves,” which ChiquitaFyffes will not have immediately following the closing. ChiquitaFyffes will therefore seek to undertake a capital reduction in order to create distributable reserves. The capital reduction requires the confirmation of the Irish High Court and, in connection with seeking such court confirmation, we are seeking the approval of Chiquita and Fyffes shareholders, on a non-binding advisory basis. ChiquitaFyffes is not aware of any reason why the Irish High Court would not confirm the capital reduction and the creation of distributable reserves, however, the issuance of the required order is a matter for the discretion of the Irish High Court. There will also be no guarantee that the approvals by Chiquita and Fyffes shareholders will be obtained. In the event that distributable reserves of ChiquitaFyffes are not created, no distributions by way of dividends, share repurchases or otherwise will be permitted under Irish law until such time as the group has created sufficient distributable reserves from its trading activities.

ChiquitaFyffes does not expect to pay dividends for the foreseeable future, and you must rely on increases in the trading prices of the ChiquitaFyffes ordinary shares for returns on your investment.

ChiquitaFyffes, like Chiquita, does not expect to pay dividends in the immediate future. ChiquitaFyffes anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Irish legal requirements, be at the sole discretion of the ChiquitaFyffes board of directors and will depend on ChiquitaFyffes' financial condition, results of operations, capital requirements and other factors the ChiquitaFyffes board of directors deems relevant. Holders of ChiquitaFyffes ordinary shares must rely on increases in the trading price of their shares for returns on their investment in the foreseeable future.

The ChiquitaFyffes ordinary shares to be received by Chiquita and Fyffes shareholders in connection with the combination will have different rights from the Chiquita common shares and the Fyffes ordinary shares.

Upon completion of the combination, Chiquita and Fyffes shareholders will become ChiquitaFyffes shareholders and their rights as shareholders will be governed by ChiquitaFyffes’ memorandum and articles of association and Irish law. The rights associated with each of the Chiquita common shares and Fyffes ordinary shares are different than the rights associated with ChiquitaFyffes ordinary shares. Material differences between the rights of shareholders of Chiquita and the rights of shareholders of ChiquitaFyffes include differences with respect to among other things, distributions, dividends, repurchases and redemptions, dividends in the form of shares/bonus issues, the election of directors, the removal of directors, the fiduciary and statutory duties of directors, conflicts of interests of directors, the indemnification of directors and officers, limitations on director liability, the convening of annual meetings of shareholders and special shareholder meetings, notice provisions for meetings, the adjournment of shareholder meetings, the exercise of voting rights, shareholder action by written consent, shareholder suits, shareholder approval of certain transactions, rights of dissenting shareholders, anti-takeover measures and provisions relating to the ability to amend the articles of association. Material differences between the rights of ChiquitaFyffes shareholders following the combination and the rights of Fyffes shareholders before the combination include, among other things, differences with respect to the issue of share certificates, closing of the register and record dates, mechanisms for the transfer of shares, application of the laws of escheat, the size and composition of the board of directors, liens on shares and forfeiture of shares, buy back of shares by the respective entity, the dis-application of statutes pre-emption rights, quorum at shareholder meetings, appointment of proxies, delegation of powers by the board, and appointment of directors. While Chiquita and Fyffes do not believe that these differences will have a material adverse effect for ChiquitaFyffes shareholders, situations may arise where the rights associated with respectively each of the Chiquita common shares and Fyffes ordinary shares would have provided benefits to Chiquita or Fyffes shareholders that will not be available with respect to their holdings of ChiquitaFyffes ordinary shares. For example, ChiquitaFyffes will have less flexibility with respect to certain aspects of its capital management than Chiquita currently has, and will be subject to the Irish Takeover Rules as administered by the Irish Takeover Panel which may have the effect of discouraging a third party from acquiring a controlling shareholding in ChiquitaFyffes or which could impose requirements in regard to the consideration that some investors might be willing to pay in the future for ChiquitaFyffes. Whereas Fyffes seeks a limited disapplication of statutory pre-emption rights under the Companies Acts on an annual basis, holders of ChiquitaFyffes ordinary shares will not have the benefit of statutory pre-emption rights under the Companies Acts for a period of five years. See “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” beginning on page 230 of this proxy statement/prospectus and “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares” beginning on page 265 of this proxy statement/prospectus.

As a result of different shareholder voting requirements in Ireland relative to New Jersey, ChiquitaFyffes will have less flexibility with respect to certain aspects of capital management than Chiquita currently has.

Under New Jersey law, Chiquita’s directors may issue, without shareholder approval, any common shares authorized by its certificate of incorporation that are not already issued.

Under Irish law, the authorized share capital of ChiquitaFyffes can be increased by an ordinary resolution of its shareholders and the directors may issue new ordinary shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by the articles of association of ChiquitaFyffes or by an ordinary resolution of the ChiquitaFyffes shareholders. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders to subscribe for new issuances of shares for cash, but allows shareholders to authorize the waiver of the statutory preemption rights by way of special resolution with respect to any particular allotment of shares. Accordingly, the board of ChiquitaFyffes, as permitted by Irish company law, has been authorized by a special resolution to issue new shares for cash without offering preemption rights. The authorization of the directors to issue shares and the authorization of the waiver of the statutory preemption rights must both be renewed by the shareholders at least every five years, and Chiquita cannot provide any assurance that these authorizations will always be approved, which could limit ChiquitaFyffes’ ability to issue equity and thereby adversely affect the holders of ChiquitaFyffes securities. While Chiquita does not believe that the differences between New Jersey law and Irish law relating to ChiquitaFyffes’ capital management will have an adverse effect on ChiquitaFyffes, situations may arise where the flexibility Chiquita now has under New Jersey law would have provided benefits to ChiquitaFyffes shareholders that will not be available under Irish law. See “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” beginning on page 230 of this proxy statement/prospectus.

Following the completion of the combination, a future transfer of your ChiquitaFyffes shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company (“DTC”) may be subject to Irish stamp duty.

Transfers of ChiquitaFyffes shares effected by means of the transfer of book-entry interests in DTC should not be subject to Irish stamp duty. It is anticipated that the majority of ChiquitaFyffes shares will be traded through DTC by brokers who hold such shares on behalf of customers. However, if you hold your ChiquitaFyffes shares directly rather than by holding book-entry interests through DTC, any transfer of your ChiquitaFyffes shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty could adversely affect the price of your shares. Note, however, that transfers of Fyffes shares are currently subject to Irish stamp duty if there is a conveyance or transfer on sale of those shares. See “Tax Consequences of the Combination — Irish Tax Considerations — Stamp Duty” beginning on page 128 of this proxy statement/prospectus.

In certain limited circumstances, dividends paid by ChiquitaFyffes may be subject to Irish dividend withholding tax.

While ChiquitaFyffes does not currently contemplate paying dividends upon ChiquitaFyffes ordinary shares, shareholders should be aware that, in certain limited circumstances, dividend withholding tax (currently at a rate of 20%) may arise in respect of dividends paid on ChiquitaFyffes shares. A number of exemptions from dividend withholding tax exist such that shareholders resident in the U.S. and shareholders resident in the countries listed in Annex G attached to this proxy statement/prospectus may be entitled to exemptions from dividend withholding tax.

See “Tax Consequences of the Combination — Irish Tax Considerations — Withholding Tax on Dividends” beginning on page 129 of this proxy statement/prospectus and, in particular, please note the requirement to complete certain dividend withholding tax forms in order to qualify for many of the exemptions.

Shareholders resident in the U.S. that hold their shares through DTC will not be subject to dividend withholding tax provided the addresses of the beneficial owners of such shares in the records of the brokers holding such shares are recorded as being in the U.S. (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by ChiquitaFyffes). Similarly, shareholders resident in the U.S. that are former Chiquita shareholders and that hold their shares outside of DTC and that acquired such shares on or before the date on which the combination is completed will not be subject to dividend withholding tax if they have provided a valid Form W-9 showing a U.S. address to ChiquitaFyffes’ transfer agent. However, other shareholders may be subject to dividend withholding tax, which could adversely affect the price of your shares. Note, however, that dividends currently paid on the Fyffes shares are subject to Irish dividend withholding tax implications. Subject to approval by the Irish Revenue Commissioners, former Fyffes shareholders who hold ChiquitaFyffes shares will be able to rely on forms previously filed (which have not expired) with Fyffes to receive dividends without Irish withholding tax. See “Tax Consequences of the Combination — Irish Tax Considerations — Withholding Tax on Dividends” beginning on page 129 of this proxy statement/prospectus.

After the combination, dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

Shareholders entitled to an exemption from Irish dividend withholding tax on dividends received from ChiquitaFyffes will not be subject to Irish income tax in respect of those dividends, unless they have some connection with Ireland other than their shareholding in ChiquitaFyffes (for example, they are resident in Ireland). Shareholders who receive dividends subject to Irish dividend withholding tax will generally have no further liability to Irish income tax on those dividends. Note, however, that Irish income tax considerations currently apply to the holders of Fyffes shares. See “Tax Consequences of the Combination — Irish Tax Considerations — Withholding Tax on Dividends — Income Tax on Dividends Paid on ChiquitaFyffes Ordinary Shares” beginning on page 132 of this proxy statement/prospectus.

ChiquitaFyffes shares, received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax (“CAT”) could apply to a gift or inheritance of ChiquitaFyffes shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because ChiquitaFyffes shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold of €225,000 in respect of taxable gifts or inheritances received from their parents. Note, however, that Fyffes shares are also regarded as property situated in Ireland for CAT purposes and the same CAT considerations also currently apply to holders of Fyffes shares. Book-entry interests in ChiquitaFyffes ordinary shares held through DTC may not constitute Irish situated property for this purpose. See “Tax Consequences of the Combination — Irish Tax Considerations — Withholding Tax on Dividends — Capital Acquisitions Tax” beginning on page 132 of this proxy statement/prospectus.

It is recommended that each shareholder consult his or her own tax advisor as to the tax consequences of holding shares in and receiving dividends from ChiquitaFyffes.

Risks Relating to Chiquita

Chiquita’s business strategy includes reducing costs, which Chiquita may not be able to achieve or sustain on a long-term basis.

In August 2012, Chiquita announced a plan to strategically transform the company into a branded commodity operator. The cost of these activities totaled approximately $18 million in the year ended December 31, 2012. This initiative has reduced costs and improved Chiquita’s competitive position by focusing its resources on its banana and salad businesses, reducing investment in non-core products, reducing overhead and manufacturing costs and limiting consumer marketing activities. This initiative resulted in annual savings of at least $60 million beginning in 2013, which included cost savings of approximately $25 million from headcount reductions and approximately $35 million of annual savings from improvements in Chiquita’s value chain, such as reconfiguring its ocean shipping and implementing productivity improvements on Chiquita owned farms. In addition, Chiquita’s headquarters relocation generated ongoing operating cost savings of more than $4 million annually beginning in 2013 from the benefits of consolidation of locations, more efficient staffing, lower rent and reduced travel costs. At December 31, 2013, Chiquita was eligible for state, local and other incentives through 2022.

It is possible that Chiquita may not be successful maintaining the operating efficiencies and cost savings from these efforts in these amounts or Chiquita may not meet all the requirements necessary to receive, or continue to retain, the full amount of state and local incentives. Savings from these initiatives are subject to inherent uncertainties and a variety of risks, including euro-dollar exchange rates, fuel prices, shipping rates and the absence of substantially adverse weather events, and there can be no assurances that these cost savings will be maintained in full or at all. Chiquita cannot be certain that it will not be required to implement further restructuring activities, make additions or other changes to its workforce based on other cost reduction measures or changes in the markets and industry in which it competes. In addition, future business conditions and events may impede Chiquita’s ability to continue to realize any benefits of its restructuring initiatives.

The highly competitive environment in which Chiquita operates, as well as consolidation and other changes among its customers, may reduce the pricing and volume of some of Chiquita’s products and may limit Chiquita’s ability to pass on increased costs to its customers.

Chiquita primarily sell to retailers and wholesalers. Bidding for contracts or arrangements with retailers, particularly chain stores and other large customers, is highly competitive, and the prices or other terms of Chiquita’s contract bids may not be sufficient to retain existing business, maintain current levels of profitability or to obtain new business. Continuing industry consolidation (horizontally and vertically) and other factors have increased the buying leverage of the major grocery retailers in all of Chiquita’s markets, which may put further downward pressure on Chiquita’s pricing and volume and could adversely affect its results of operations.

In addition to direct competition with other industry participants, Chiquita is facing new competition from a few major retailers that have begun to purchase a portion of their fruit directly from independent growers, or to contract directly for transportation of tropical fruit products. An increased commitment by retailers to manage their own supply chain could change industry dynamics in ways that reduce Chiquita’s revenues and profitability.

Global economic uncertainties continue to affect consumers’ purchasing habits and customer financial stability, which may affect sales volume and profitability on some of Chiquita’s products and have other impacts that Chiquita cannot fully predict.

As a result of continuing global economic uncertainties, price-conscious consumers may replace their purchases of Chiquita’s premium and value-added products with lower-cost alternatives, which could affect the price and volume of some of these products. For example, sales of Chiquita’s bananas in Europe, where they are sold as a premium brand at a premium price, may suffer if consumers shift to “value” or unbranded bananas. Similarly, the volume or profitability of Chiquita’s North American salads business may be adversely affected if consumers are reluctant to pay a premium for value-added salads or if they replace purchases of Chiquita’s branded products with lower-priced alternatives.

In Europe, the continuing public concerns over sovereign debt and related European financial restructuring efforts, may cause the value of the European currencies, including the euro, to deteriorate, which in turn could adversely impact Chiquita’s euro-denominated sales and working capital. These sovereign debt concerns may contribute to instability in global credit markets, and economic deterioration in Europe could adversely impact demand for Chiquita’s products and product pricing.

In addition, the full effect and duration of the current global economic downturn on customers, vendors and other business partners cannot be determined. For example, major customers or vendors may have financial challenges unrelated to Chiquita that could result in a decrease in their business with Chiquita, breaches of obligations to Chiquita or, in certain cases, cause them to file for bankruptcy protection. Although Chiquita exercises prudent oversight of the credit ratings and financial strength of its major business partners and seeks to diversify its risk from any single business partner, Chiquita cannot be sure that there will not be one or more commercial or financial partners that are unable to meet its contractual commitments to Chiquita.

Many of Chiquita’s products are subject to significant price fluctuations, and the planting, harvesting and shipping cycle of certain of its produce products may limit Chiquita’s ability to respond effectively to these fluctuations and other changes in the market.

In markets where Chiquita does not have fixed price contracts, the selling price received for each type of produce depends on several factors, including the availability and quality of the produce item in the market and the availability and quality of competing types of produce. For example, in the European and Mediterranean markets, bananas and other produce are sold primarily on the basis of weekly price quotes, even for customers with whom Chiquita has annual supply agreements. These prices may fluctuate significantly due to supply conditions, seasonal trends, transportation costs, currency exchange rates, competitive dynamics and other factors. Even in markets where Chiquita does have fixed price contracts, these factors may cause decreased demand for, or increased price pressure on, Chiquita’s products at certain times.

For many produce products, Chiquita makes decisions about the specific source and quantities to grow or purchase at the beginning of the applicable growing season, which is typically many months before the product will be sold. Likewise, due to the time required for transportation, which can be three weeks for certain parts of Europe, Chiquita allocates harvested fruit among its markets well before the fruit is sold. Accordingly, although Chiquita makes these supply decisions and allocate produce to each market based on its expectations of market conditions, these conditions may change before the produce is sold. Moreover, because of both the long lead times necessary to bring produce products to market and the perishable nature of these products, Chiquita generally cannot time its purchase and sale of products to take advantage of market changes or to avoid selling at unfavorable prices. If Chiquita is forced to sell produce at lower prices than it expected when it made its acquisition or allocation decisions, Chiquita may not be able to achieve its expected profit, or in extreme cases, recover its costs. Although Chiquita’s arrangements with independent banana growers allow it to avoid incurring transportation costs to bring surplus fruit to market by paying a liquidation price, rather than buying its contracted volume of fruit, Chiquita is typically unable to recover the other costs it incurs in connection with such unsold surplus fruit.

Adverse weather conditions, natural disasters, crop disease, pests and other natural conditions can impose significant costs and losses on Chiquita’s business.

Bananas, lettuce and other produce can be affected by adverse weather conditions, including drought, temperature extremes, hurricanes, windstorms and floods. Floods in particular may affect bananas, which are typically grown in tropical lowland areas. Fresh produce is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of agricultural production at the time of infection or infestation, the type of treatment applied and climatic conditions. Unfavorable growing conditions caused by these factors can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost. These factors may result in lower sales volume and, in the case of farms Chiquita owns or manages, increased costs due to expenditures for additional agricultural techniques or agrichemicals, the repair of infrastructure, and the replanting of damaged or destroyed crops. Incremental costs, including transportation, may also be incurred if Chiquita needs to find alternate short-term supplies of bananas, lettuce or other produce from other growers. Such costs may reduce Chiquita’s ability to profitably meet its supply obligations to its customers, particularly in North America, where Chiquita’s typical fixed-price per box contract structures can make it difficult to recover these higher costs. For example, as a result of flooding which affected some of Chiquita’s owned farms in 2008 and 2009, Chiquita incurred approximately $33 million of higher costs, including logistics costs, related to rehabilitating the farms and procuring replacement fruit from other sources (to the extent it was available).

From time to time, Chiquita has experienced shipping interruptions, port damage and changes in shipping routes as a result of weather-related disruptions. While Chiquita believes it is adequately insured and would attempt to transport its products by alternative means if it was to experience an interruption, an extended interruption in Chiquita’s ability to ship and distribute its products could have a material adverse effect on Chiquita.

Chiquita expects increases in commodity and raw product costs, including purchased fruit, fertilizer, paper, shipping costs and fuel; to the extent that Chiquita cannot pass them on to its customers, they could adversely affect Chiquita’s operating results.

Chiquita’s fuel-related costs have increased substantially in recent years, and it generally expects these costs to increase in the future. Bunker fuel, in particular, is an important variable component of Chiquita’s transportation costs. While Chiquita uses fuel surcharges and forward contracts to offset and mitigate the effects of increases in the price of bunker fuel, there is lag time between price increases and increases in the surcharge index; in addition, these strategies will not eliminate all the adverse effects of price increases on Chiquita’s business, particularly over the long-term. In addition, diesel fuel and other transportation costs are significant components of much of the cost of produce that Chiquita purchases from growers and distributors. If the price of any of these items increases significantly, Chiquita may not be able to pass on those increases to its customers. Chiquita also generally expects the prices it pays to purchase produce to increase over time. During 2013, approximately one-third of Chiquita’s bananas were produced by subsidiaries on owned farms and the remainder was purchased from independent growers under short- and long-term fruit supply contracts; all of Chiquita’s lettuce and other produce are purchased from independent growers under short- and long-term contracts. Increased costs for purchased fruit have negatively affected Chiquita’s operating results in the past, and they may adversely affect its operating results in the future. Many external factors may affect the cost and supply of fresh produce, including: wage and other input cost inflation (e.g. paper, packaging, fertilizers); market fluctuations; currency fluctuations; changes in governmental regulations, including exit prices for bananas (which are set by the government in several banana exporting countries); agricultural programs; severe and prolonged weather conditions; disease; natural disasters; labor relations (including increased payments to growers in lieu of increases to government exit prices, specifically in Costa Rica); and other factors. Many other commodity food products are experiencing major price increases, which may affect pricing dynamics in the industry in ways that affects Chiquita adversely. If the price of the fresh produce that Chiquita purchases increases significantly, Chiquita may not be able to effectively pass these costs along to its customers and consumers.

Chiquita’s ocean shipping needs are provided under a combination of long-term charters with negotiated fixed rates and market rates for ships under short-term charters and transportation contracts. Although short-term ship charter rates and container shipping rates have decreased in recent years, as the global economy recovers, rates may increase in the future. Furthermore, since Chiquita’s shipping configuration may rely more on short-term charters and transportation contracts, it may be more susceptible to these increases in the future than it has in the past.

Chiquita’s operations and products are regulated in the areas of food safety and protection of human health and the environment.

Chiquita’s worldwide operations and products are subject to inspections by environmental, food safety, health and customs authorities and to numerous governmental regulations, including those relating to the use and disposal of agrichemicals, the documentation of food shipments, the traceability of food products, and labeling of its products for consumers, all of which involve compliance costs. Changes in regulations or laws in the past have required, and in the future may require, operational modifications or capital improvements at various locations. For example, the United States has recently enacted a new food safety law, the Food Safety Modernization Act. Although Chiquita believes that its food safety standards exceed those prescribed by the Food Safety Modernization Act, implementing regulations have not yet been issued and may require it to make changes to its processes and procedures that could require it to incur unanticipated costs. If violations occur, regulators can impose fines, penalties and other sanctions. In some circumstances, Chiquita may decide or be required to recall a product if it or regulators believe it poses a potential risk. For example, Chiquita had five separate occasions in 2012 where it voluntarily recalled certain lettuce products, as a precaution, although none of the recalls arose from or resulted in any food-borne disease outbreaks. Although Chiquita maintains insurance to cover certain recall losses, this insurance does not cover all events and, even when an event is covered, its retention or deductible may be significant. The costs of these modifications and improvements and of any fines, penalties and recalls could be substantial. Although Chiquita maintains and continues to invest in high food safety standards, no precaution can completely eliminate food safety risks from fresh produce.

Chiquita can be adversely affected by actions of regulators or if other events cause consumers to lose confidence in the safety and quality of certain food products or ingredients, even if its products are not implicated. As a result, Chiquita may also elect or be required to incur additional costs aimed at increasing consumer confidence in the safety of its products.

Chiquita is subject to the risk of product liability claims.

The sale of food products for human consumption involves the risk of injury to consumers. While Chiquita believes it has implemented practices and procedures in its operations to promote high-quality and safe food products, it cannot be sure that consumption of its products will not cause a health-related illness or injury in the future or that it will not be subject to claims or lawsuits relating to such matters. Even as Chiquita improves its food safety practices, it cannot be sure that it will not have claims or events that will affect its reputation, and no precaution can completely eliminate food safety risks from food and beverage products.

Although Chiquita maintains product liability insurance in an amount which it believes to be adequate, claims or liabilities of this nature might not be covered by its insurance or by any rights of indemnity or contribution that it may have against others or they might exceed the amount of its insurance coverage. In addition, large retail customers often require Chiquita to indemnify them for claims made by consumers who have purchased Chiquita’s products, regardless of whether the claim arises from Chiquita’s handling of the product.

Claims or other events or rumors relating to the “Chiquita” or “Fresh Express” brands could significantly affect Chiquita’s business.

The success of Chiquita’s business strategy depends on its continued ability to use its trademarks and related brands in order to increase awareness and further develop its products. Consumers and institutions associate the “Chiquita” and “Fresh Express” trademarks and related brands with high-quality and safe food products, as well as responsible business practices, which are an integral part of Chiquita’s business. If Chiquita’s efforts to protect its trademarks and related brands are not adequate, or if any third party infringes on or violates Chiquita’s intellectual property, either in print, on the Internet or through other media, the value of Chiquita’s trademarks, brands and other intellectual property may be harmed, which could have a material adverse effect on its products and its business. Chiquita has licensed the Chiquita brand to several third parties over whom it has limited control, and acts or omissions by these third parties can reflect on Chiquita’s products and Chiquita’s business. While Chiquita tries to ensure that the quality of Chiquita’s brands is maintained by all of its licensees, it cannot be certain that these licensees will not take actions that adversely affect the value of Chiquita’s intellectual property or reputation. Furthermore, any events, rumors or negative publicity regarding the quality and safety of Chiquita’s food products or its business practices, even if baseless or as the result of actions of others in its industry, may adversely affect the value of Chiquita’s brand names and the demand for its products.

Labor issues can increase Chiquita’s costs or disrupt its operations; pressure to increase union representation could adversely affect Chiquita’s operations; and changes in immigration laws could impact the availability of produce purchased from third-party suppliers.

Most of Chiquita’s employees working in Central America are covered by labor contracts. Contracts covering approximately 7,000 employees are currently being negotiated, and contracts covering approximately 1,000 employees are set to expire in 2014. Under applicable law, employees are required to continue working under the terms of the expired contract. Approximately 2,000 of Chiquita’s Fresh Express employees, all of whom work in the United States, are covered by labor contracts. Chiquita cannot be sure that it will be able to successfully renegotiate its labor contracts on commercially reasonable terms as they expire or that it will be able to pass on any increased labor costs to its customers.

Chiquita is exposed to the risks of strikes or other labor-related actions in both Chiquita owned farms and those of independent growers or service providers supplying Chiquita. Labor stoppages and strikes may result in increased costs and, in the case of agricultural production, decreased crop quality. When prolonged strikes or other labor actions occur in agricultural production, growing crops may be significantly damaged or rendered un-harvestable as a result of the disruption of irrigation, disease and pest control and other agricultural practices. In addition, Chiquita’s non-union workforce, particularly in its salads and healthy snacks business in the U.S., has been subject to union organization efforts from time to time, and Chiquita could be subject to future unionization efforts. While Chiquita respects freedom of association, increased unionization of its workforce could lead to increases in Chiquita’s operating costs and/or constraints on its operating flexibility.

Chiquita purchases lettuce and other salad ingredients from many third parties that grow these products in the United States. The personnel engaged for harvesting operations typically include significant numbers of immigrants who are authorized to work in the U.S. The availability and number of these workers is subject to decrease if there are changes in U.S. immigration laws. A scarcity of available personnel to harvest agricultural products in the U.S. could increase Chiquita’s costs for those products or could lead to product shortages.

Chiquita’s international operations subject it to numerous risks.

Chiquita has international operations in countries throughout the world, including in Central America, Europe, the Middle East and China. These activities are subject to risks inherent in operating in those countries, including government regulation, political and economic stability, currency restrictions, fluctuations and other restraints, import and export restrictions, burdensome taxes, additional tax assessments in foreign jurisdictions, risks of expropriation, threats to employees, political instability, terrorist activities, including extortion, and risks of U.S. and foreign governmental regulation and action in relation to these operations. Under certain circumstances, Chiquita (i) might need to curtail, cease or alter its activities in a particular region or country, (ii) might not be able to establish or expand operations in certain countries, and (iii) might be subject to fines or other penalties. For example, in 2012, increasing international sanctions against Iran made it difficult for importers to obtain U.S. dollars, euros or other suitable currencies in sufficient quantity on a regular basis. Over the course of 2012, Chiquita’s receivable balance with these customers increased, and Chiquita established payment plans with each of these customers to reduce their balances. Certain customers have so far been able to find acceptable methods of payment to comply with their payment plans. However, some customers have not, and as a result Chiquita recorded a reserve of $9 million in 2012, with an additional $2 million in 2013 as a result of further delinquency and other repayment risk. If Chiquita is able to collect any portion of these receivables, the reserve may be reversed as appropriate. There can be no assurance that Chiquita would not be required to establish additional reserves on other customer receivables in the Middle East. Also, in 2010, Iran suspended the issuance of import licenses for bananas; although the importers in Iran to whom Chiquita sells had sufficient licenses that Chiquita’s imports into Iran were not affected, this type of import and export control could significantly affect Chiquita’s ability to market bananas in, or export bananas from, certain countries. Chiquita’s ability to sell its products to certain customers, countries or regions may be affected by U.S. or other applicable laws. For example, various trade sanctions against Iran and Syria require U.S. government authorization for sales there; notwithstanding the broad trade sanctions against these countries, under current U.S. law and licenses issued thereunder, Chiquita is authorized to sell food products to specific customers in these countries. Chiquita sources bananas from the Philippines for sale in the Middle East under a long-term purchase contract with a former joint venture partner that has committed volumes through 2016. Chiquita continues to develop other markets for these bananas, such as Iraq and Saudi Arabia, to diversify its risk in the region, but it cannot give assurances of its ability to do so.

As described in the periodic reports previously filed by Chiquita with the SEC and that are incorporated by reference into this proxy statement/prospectus, free trade area agreements (“FTAs”) between the EU and certain Latin American countries were initialed and implemented in 2012 and 2013, that require, among other things, the banana volumes assigned to relevant countries be administered through export licenses. Implementation of an export license system in the 1990s (subsequently ruled illegal) significantly increased Chiquita’s logistics and other export costs. Because questions remain over how the banana volume and export licensing rules will be applied over time, it is still unclear what, if any, effect the new FTAs will have on Chiquita’s operations.

In addition, as a means to increase tax revenue, governments are making transfer pricing enforcement a top priority by increasing the number of transfer pricing audits and creating new challenges for taxpayers. There is also increased legislative activity and many governments are introducing transfer pricing rules for the first time, particularly in Latin America. In general, transfer pricing rules are intended to ensure that cross-border sales among related entities are at arms-length to capture taxable profit or loss in each jurisdiction relative to the value added by a company in that jurisdiction. However, transfer pricing rules and application of those rules can vary widely between jurisdictions and can be applied inconsistently. As described in the periodic reports or notes to the Consolidated Financial Statements previously filed by Chiquita with the SEC and that are incorporated by reference into this proxy statement/prospectus, Ecuador is challenging the transfer pricing practices of major banana exporters and has assessed $15 million in income taxes, penalties and interest related to transfer pricing in 2008 and 2009. If Ecuador applies a similar methodology for tax years 2010 to present, additional assessments may be made. While Chiquita believes appropriate transfer pricing was applied in Ecuador and that it is more-likely-than-not that Chiquita will succeed upon appeal of these assessments, the outcome may not be known for a significant period of time and may involve significant costs. Additionally, other Latin American countries such as Costa Rica and Panama are implementing transfer pricing rules. While Chiquita believes it has taken appropriate measures to comply with these legislative changes, the actual application of these rules is uncertain and may negatively impact profitability or sourcing options.

Chiquita may be subject to substantial damage claims or fines arising from current legal proceedings related to its international operations.

Chiquita is currently involved in legal proceedings and investigations, described in more detail in the notes to the Consolidated Financial Statements and periodic reports that Chiquita previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus, involving, among other things, (i) litigation and investigations relating to payments made by Chiquita’s former banana-producing subsidiary in Colombia to a paramilitary group in that country which had been designated under U.S. law as a foreign terrorist organization, activities for which Chiquita has already paid penalties to the U.S. Department of Justice, and (ii) customs proceedings in Italy. Based on Italian procedural requirements in some of the Italian customs proceedings, Chiquita is currently required to make payments on an installment basis as a result of unfavorable rulings that are being appealed. Although these funds will be returned to Chiquita with interest if it ultimately prevails on appeal, the level of installment payments could increase significantly if similar unfavorable rulings are received in other cases, and the requirement to pay is not stayed or suspended. Regardless of the outcomes of these matters, Chiquita will incur legal and other fees to defend ourselves in all of these proceedings, which in aggregate may have a significant effect on its consolidated financial statements.

Fluctuations in currency exchange rates may adversely impact Chiquita’s financial results.

Chiquita’s international operations involve a variety of currencies, with its most significant exposure being to the euro. Both sales and local selling and transportation costs in Chiquita’s core European markets are in euros and other major European currencies. Chiquita also has significant operations in Latin America that result in costs in those local currencies; however, Chiquita’s banana and other produce purchase contracts are typically in U.S. dollars. Because produce purchase contracts are typically denominated in U.S. dollars, and produce in Europe and the Middle East typically is sold on the basis of weekly price quotes, local selling prices fluctuate partially as a result of currency exchange fluctuations. Chiquita cannot be sure that it can increase its local pricing to offset any unfavorable currency exchange fluctuations, such as the euro weakening against the U.S. dollar.

Chiquita reduces currency exchange risk from sales originating in currencies other than the U.S. dollar by exchanging local currencies for dollars promptly upon receipt. Chiquita may further reduce its currency exposure for these sales by purchasing hedging instruments to hedge the dollar value of its estimated euro net sales exposure up to 18 months into the future if it believes the cost-benefit is favorable. However, hedging activities cannot eliminate any long-term risk of currency exposure, and while Chiquita enters into hedging transactions only with highly-rated financial institutions, it cannot be sure that these institutions will be able to honor their contractual commitments if there were a major disruption in the financial markets.

Chiquita has a significant amount of goodwill and other intangible assets on its balance sheet; a substantial impairment of Chiquita’s goodwill or other intangible assets may adversely affect its financial statements.

At December 31, 2013, Chiquita had approximately $531 million of intangible assets, including goodwill of $18 million and trademarks of $39 million related to its salad operations, Fresh Express, and $388 million related to the Chiquita trademark. The value of these intangible assets depend on a variety of factors, including the success of Chiquita’s business, earnings growth and market conditions. Accounting standards require Chiquita to review goodwill and trademarks at least annually for impairment, and more frequently if impairment indicators are present. Based on the result of lower operating performance of retail value-added salad business, lower retail salad volumes, lower perceived valuation multiples in the packaged salad industry and continuing demand for private label versus branded products, Chiquita recorded a 2012 non-cash impairment charge to goodwill at Fresh Express. Chiquita cannot be sure that future reviews of its goodwill, trademarks and other intangible assets will not result in additional impairment charges. Although it does not affect cash flow or Chiquita’s compliance under the company’s current credit facility, an impairment charge decreases Chiquita’s net income and shareholders’ equity.

Chiquita’s level of indebtedness and the covenants in its debt agreements could adversely affect its ability to execute its growth strategy or to react to changes in its business, and Chiquita may be limited in its ability to use debt to fund future capital needs.

Chiquita had $670 million of debt outstanding at December 31, 2013. Most of Chiquita’s indebtedness and certain operating leases are issued under debt agreements that (1) require continuing compliance with covenants and (2) limit its ability to borrow additional funds due to limits under these covenants. Chiquita’s ability to comply with provisions under any of its debt agreements will be affected by its operating results and cash flow, which may be affected by events beyond its control.

If there were an event of default under one of Chiquita’s debt instruments and it was unable to obtain a waiver or amendment, or if it had a change of control, the holders of the affected debt, as well as other holders of debt and leases with cross-default provisions, could cause all amounts outstanding with respect to that debt to be due and payable immediately. Chiquita’s assets or cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments if accelerated upon an event of default, and there is no guarantee that it would be able to repay, refinance or restructure the payments on those debt securities, affected leases and other contracts.

Although the amounts are volatile, Chiquita’s operations generated positive cash flow in recent years. If Chiquita’s operating results and cash flow decline for any reason, including those beyond Chiquita’s control, it might: (1) cause a default under Chiquita’s debt agreements; (2) increase its vulnerability to adverse economic or industry conditions; (3) limit its flexibility in planning for, or reacting to, changes in its business or industry; (4) further limit its ability to make strategic acquisitions and investments or to introduce related core products; (5) further limit its ability to make capital expenditures; and (6) place it at a competitive disadvantage relative to competitors that have less debt or greater financial resources.

Risks Relating to Fyffes

Fyffes short term performance may be difficult to predict and potentially volatile.

The key drivers of short term performance in Fyffes tropical produce operations are:

•	selling prices;
•	cost of fruit;
•	shipping and fuel costs;
•	exchange rates; and
•	European Union banana import duty.

These variables, together with operating costs and efficiencies and volume changes, are the key factors impacting Fyffes annual results, including its EBITA, which is the key performance measure for Fyffes tropical produce operations. Given the significance of these factors, Fyffes short term performance can be difficult to predict and potentially volatile.

The highly competitive environment in which Fyffes operates, as well as consolidation and other changes among its customers, may reduce the pricing and volume of some Fyffes products and may limit Fyffes ability to pass on increased costs to its customers.

Fyffes operates in a highly competitive industry and consequently the actions of competitors can also influence Fyffes performance. Fyffes may face significant competition, both actual and potential, including competition from global rivals which have large capital resources in the same business as that carried on by Fyffes. Competition in the industry is based upon, amongst other things: the range, price, quality of products and the service offer, geographical reach and reputation. If Fyffes does not compete effectively, Fyffes business, results of operations and financial condition could be materially adversely affected.

Fyffes customers are primarily major retailers and wholesalers. Increasingly, the retail customers are large supermarket chains which have large and growing shares of the markets in which they operate. Furthermore, supermarket chains are increasing the amount of produce they source directly. This can reduce the amount of produce they purchase from Fyffes. It can also make it more difficult for Fyffes to pass on unexpected cost increases in the price of fruit, shipping, fuel or other costs when they arise. Passing on inflationary increases in supply chain costs to Fyffes customers, particularly the retail sector is a challenge for Fyffes.

Fyffes international operations subject it to numerous risks.

Fyffes operations are in part dependent upon activities and investments in multiple jurisdictions. Although Fyffes aims to co-operate with and invest only in countries that are politically stable, these operations and investments are subject to risks that are inherent in operating in certain foreign countries, including: political changes and economic crises which may lead to significant changes in the business environment; and economic downturns, political instability, war or civil disturbances which may disrupt individual markets.

An extended interruption in Fyffes ability to ship or distribute its products could have an adverse effect on Fyffes performance.

An extended interruption in Fyffes ability to ship or distribute its products could have an adverse effect on Fyffes performance. While Fyffes believes it is adequately insured and would attempt to transport its products by alternative means if there was an interruption due to strike, natural disasters or otherwise, Fyffes cannot be sure that it would be able to do so or be successful in doing so in a timely and cost-effective manner. Shipping and fuel are among Fyffes principal costs. When these costs increase, Fyffes may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so.

Adverse weather conditions and other unfavorable conditions for tropical produce production can impose significant costs and losses on Fyffes business.

Adverse weather and other unfavourable conditions for tropical produce production can adversely affect crop size and quality. In extreme circumstances, entire harvests may be lost in specific geographic areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings which, from time to time, may have an adverse effect on Fyffes business. Similarly, serious quality issues and in particular deliberate or accidental contamination could have a significant impact on revenue.

Many of Fyffes products are subject to significant price fluctuations resulting from changes in market supply of and demand for tropical produce.

Fyffes earnings are significantly dependent on the selling prices obtained for tropical produce, which competes directly in any given market with other imported fresh produce and with local production when in season. Pricing is largely determined by market supply of and demand for tropical produce and competing fresh produce. Market demand is a function of population size, per capita consumption, the availability and quality of tropical produce, the availability, quality and price of locally produced or imported competing products and climatic and other general conditions in the marketplace. The global and individual country markets can from time to time be over-supplied. Excess supplies of tropical produce or competing fresh produce could lead to reduced selling prices for tropical produce and could have an adverse effect on Fyffes performance. In such a trading environment it can be difficult to pass on inflationary increases in supply chain costs to customers.

Fyffes performance is also influenced by normal supply and demand factors, including the impact of weather in both the producing countries and in the main markets in which Fyffes trades and by trends in consumption of fresh produce.

A decrease in the quality of the supply of Fyffes products or inconsistent delivery could have a significant negative impact on Fyffes revenue.

Profitability in the fresh produce sector is dependent on high quality supplies and consistency of delivery. It is possible that serious quality issues and, in particular, contamination of produce whether deliberate or accidental, could have a significant negative impact on sales revenue.

Uncertainty surrounding import regulations make it difficult to predict the future impact of these regulations on the Fyffes results of operations.

Bananas imported into the European Union (“EU”) from Latin America, Fyffes primary source of fruit, are subject to a tariff, while bananas imported from African, Caribbean and Pacific sources continue to enter the European Union tariff-free. In 2009, the EU and 11 Latin American countries reached the World Trade Organization (“WTO”) Geneva Agreement on Trade in Bananas (“GATB”), under which the EU agreed to reduce tariffs on Latin American bananas annually, from €176 per metric ton and ending with a rate of €114 per metric ton by 2019. The GATB resulted in tariff rates per metric ton of €143 in 2011, €136 in 2012 and €132 in both 2013 and 2014, respectively. The EU also signed a WTO agreement with the United States, under which it agreed not to reinstate WTO-illegal tariff quotas or licenses on banana imports.

In June 2012, the EU signed FTA agreements with (i) Colombia and Peru and (ii) the Central American countries. Under both FTA agreements, the EU committed to reduce its banana tariff to €75 per metric ton over ten years for specified volumes of banana exports from each of the countries covered by these FTAs, and further required that the banana volumes assigned to each country under the Central American FTA be administered through export licenses. Implementation of an export license system in the 1990s (subsequently ruled illegal) significantly increased Fyffes logistics and other export costs. The EU implemented its FTA with Peru on March 1, 2013; its FTAs with Panama, Honduras, Nicaragua, and Colombia on August 1, 2013; its FTAs with Costa Rica and El Salvador on October 1, 2013; and its FTA with Guatemala on December 1, 2013. Because questions remain over how the banana volume and export licensing rules will be applied over time, it is still unclear what, if any, effect the new FTAs will have on Fyffes operations.

The loss of certain of Fyffes key employees could have a material adverse effect on Fyffes business, results of operations and financial condition.

Fyffes is dependent on the continuing commitment of its senior management team. Although it is believed that key employees could be replaced in an orderly fashion should the need arise, the loss of such personnel without adequate replacement could have an adverse effect on Fyffes business, results of operations and financial condition. Fyffes does not maintain keyman insurance for its executive directors because Fyffes believes that the cost of obtaining key-man insurance is disproportionate to its usefulness.

Fyffes future growth depends on Fyffes ability to continue to successfully complete acquisitions.

Fyffes has always pursued a strategy of growth by acquisition and future growth will remain dependent on Fyffes ability to continue to successfully complete such transactions, in addition to organic growth.

Risks relating to management of joint ventures.

Fyffes operates some of its businesses through joint ventures with other companies. Joint venture investments may involve risks not otherwise present for investments made solely by Fyffes. For example, Fyffes may not control the joint ventures; joint venture partners may not agree to distributions that Fyffes believes are appropriate; joint venture partners may not observe their commitments; joint venture partners may have different interests than Fyffes and may take actions contrary to the interests of Fyffes; and it may be difficult for Fyffes to exit a joint venture if an impasse arises or if Fyffes desires to sell its interest.

Fyffes multinational operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks and interest rate risks.

Fyffes multinational operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks and interest rate risks. Fyffes has a risk management programme in place which seeks to limit the impact of these risks on Fyffes financial performance. The Fyffes board of directors has determined the policies for managing these risks. It is the policy of the Fyffes board of directors to manage these risks in a non-speculative manner.

Fyffes primary input costs are fruit, shipping and fuel. These costs are routinely denominated in dollars while most sales, other than in Fyffes U.S. melon business, are made in euro and Sterling. While a significant portion of Fyffes distribution and marketing businesses are based in Eurozone economies, it also has significant operations in the United Kingdom and, as a result, the consolidated balance sheet is exposed to Sterling currency fluctuations. In addition, Fyffes has substantial production and procurement operations in Central and South America and selling and distribution businesses in the United States. Although Fyffes may engage in foreign currency hedging transactions from time to time, there can be no assurance that those hedging transactions will be sufficient to protect against adverse exchange rate fluctuations; meaning that profits may be affected by fluctuations in exchange rates. The percentage of estimated future purchases that are hedged can vary at any point in time and depends on prevailing market conditions. A strengthening of the US Dollar against euro and Sterling could have an adverse effect on Fyffes performance. These currency risks are monitored by Fyffes Treasury Committee on an ongoing basis and managed as deemed appropriate by utilising a combination of spot and forward foreign currency contracts and, from time to time, foreign currency options. Fyffes balance sheet is also exposed to currency fluctuations relating to its net investment in its overseas non-euro denominated operations. Depending on the scale of the transaction, Fyffes may finance its overseas investments through foreign currency borrowings to hedge this exposure. Post acquisition, these overseas businesses generally fund their operations locally.

Fyffes has detailed procedures for monitoring and managing the credit risk related to its trade receivables. Cash and short term bank deposits are invested with institutions of the highest credit rating or state guaranteed institutions, with limits on amounts held with individual banks at any one time. It is also Fyffes policy to have adequate undrawn facilities available at all times to cover unanticipated financing requirements. Liquidity issues, including having insufficient cash resources, would impact the ability of Fyffes to fund its operations and to grow its business. The maximum exposure to credit risk is represented by the carrying amount of the financial assets in the balance sheet.

Fyffes balance sheet contains both interest bearing assets and interest bearing liabilities. In general, the approach employed by Fyffes to manage its interest rate exposure is to maintain the majority of its cash, short term bank deposits and interest bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements while being able to benefit from opportunities due to movements in longer term rates.

Fyffes finances its operations through a combination of retained profits, its own net cash resources and bank debt. The financial instruments that arise from this activity comprise bank deposits, bank loans and potentially, from time to time, certain financial assets such as government securities, commercial paper and other trade investments. Other financial instruments such as trade receivables and trade payables arise directly from operations. In addition, Fyffes enters into hedging instruments with a view to managing currency risk and, to a lesser extent, the interest rate risk arising from its operations.

A European Union competition investigation could result in substantial fines imposed on one of Fyffes joint ventures.

In 2008, the European Commission published its decision following the conclusion of its investigation into the supply of bananas in the Northern European region of the European Economic Area. No adverse findings were made against Fyffes and no fine imposed on it. Fyffes was very pleased with this outcome as regards its activities. At the same time, the European Commission found Fyffes German joint venture, Internationale Fruchtimport Gesellschaft Weichert GmbH & Co KG (“Weichert”) and Fresh Del Monte Produce Inc. (“Del Monte”) jointly and severally liable for a fine of €14.7 million for breaches of Article 81 of the Treaty of Rome and Article 53 of the European Economic Area Agreement relating to the supply of bananas to the Northern European region of the EEA, in the period 1 January 2000 to 31 December 2002. Fyffes acquired its 80% interest in Weichert from Del Monte on 1 January 2003. The Commission found that Weichert was controlled by Del Monte throughout the period covered by the decision. Proceedings in relation to this matter are continuing. Weichert continues to assert that it did not breach European Union competition regulations. Based on legal advice, Weichert provided for a net exceptional charge of €3.7 million in its 2008 accounts in this regard. While Fyffes has no liability in this matter, Fyffes income statement in 2008 reflected Fyffes 80% share of the net exceptional charge recognised in Weichert’s accounts, amounting to €2.9 million, on a prudent basis.

The reputation of Fyffes could be damaged if it fails to maintain best practices in terms of social and ethical standards, particularly as regards labour welfare.

There are social and environmental issues associated with the products that Fyffes sources and sells, particularly as much of its banana, pineapple and melon supplies originate in developing countries. Fyffes works closely with its suppliers to minimise the environmental impact of production and to promote best practice in terms of social and ethical standards, particularly as regards labour welfare. Fyffes expects to incur expenditure on an ongoing basis to comply with this best practice. Promotion of best practice could increase Fyffes expenses. In addition, the reputation of Fyffes could be damaged by a significant failure to meet these standards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated into it by reference contain certain statements that are “forward-looking statements”. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. You are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on combination-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described elsewhere in this proxy statement/prospectus and in Chiquita’s most recent Annual Report on Form 10-K, Current Reports on Form 8-K and other documents filed from time to time with the SEC and incorporated herein by reference.

Actual results might differ materially from those expressed or implied by these forward-looking statements because these forward-looking statements are subject to assumptions and uncertainties. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference. Except as required by applicable law or regulation, none of ChiquitaFyffes, Chiquita or Fyffes undertakes any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this proxy statement/prospectus or any document incorporated by reference might not occur.

PART 1 — THE COMBINATION AND THE SPECIAL MEETINGS

THE SPECIAL MEETING OF CHIQUITA’S SHAREHOLDERS

Overview

This proxy statement/prospectus is being provided to Chiquita shareholders as part of a solicitation of proxies by the Chiquita board of directors for use at the special meeting of Chiquita shareholders and at any adjournments of such meeting. This proxy statement/prospectus is being furnished to Chiquita shareholders on or about August 7, 2014. In addition, this proxy statement/prospectus constitutes a prospectus for ChiquitaFyffes in connection with the issuance by ChiquitaFyffes of ordinary shares to Chiquita shareholders in connection with the combination. This proxy statement/prospectus provides Chiquita shareholders with information they need to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place of the Chiquita Special Meeting

Chiquita will hold a special meeting of shareholders on September 17, 2014 at 9:00 a.m. local time, at 550 South Caldwell Street, Charlotte, North Carolina 28202.

Attendance

Only Chiquita shareholders on the Chiquita record date or persons holding a written proxy for any shareholder or account of Chiquita as of the record date may attend the Chiquita special meeting. Proof of stock ownership is necessary to attend. Registered Chiquita shareholders who plan to attend the special meeting may obtain admission tickets at the registration desk prior to the special meeting. Chiquita shareholders whose shares are registered in the name of a broker or bank may attend the special meeting by writing to the Office of the Secretary, Chiquita Brands International, Inc., 550 South Caldwell Street, Charlotte, North Carolina 28202, or by bringing certification of ownership, such as a driver’s license or passport and proof of ownership as of the Chiquita record date to the Chiquita special meeting. The use of cameras, cell phones, PDAs and recording equipment will be prohibited at the Chiquita special meeting.

Proposals

At the special meeting, Chiquita shareholders will vote upon proposals to:

•	adopt the transaction agreement and approve the merger;
•	approve the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes;
•	approve, on a non-binding, advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination;
•	approve the Amended Chiquita Stock and Incentive Plan; and
•	adjourn the special meeting, or any adjournments thereof, to another time or place if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the transaction agreement and approve the merger, (ii) to provide to Chiquita shareholders in advance of the special meeting any supplement or amendment to the proxy statement/prospectus and/or (iii) to disseminate any other information which is material to Chiquita shareholders voting at the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of Chiquita common shares at the close of business on August 4, 2014, the record date for the Chiquita special meeting, will be entitled to notice of, and to vote at, the Chiquita special meeting or any adjournments thereof. On the Chiquita record date, there were 46,965,393 Chiquita common shares outstanding, held by 1,375 holders of record. Each outstanding Chiquita share is entitled to one vote on each proposal and any other matter properly coming before the Chiquita special meeting.

Quorum

A quorum of shareholders is necessary to form a valid meeting. The shareholders present in person or by proxy holding a majority of the outstanding shares entitled to vote at the special meeting will constitute a quorum for the transaction of business at the Chiquita special meeting. Chiquita’s inspector of election intends to treat as “present” for these purposes shareholders who have submitted properly executed or transmitted proxies that are marked “abstain.” The inspector will also treat as “present” any shares that are considered a “broker non-vote” (when the shareholder provides no instructions and the item is non-routine).

Vote Required; Recommendation of Chiquita’s Board of Directors

Proposal to Adopt the Transaction Agreement

Chiquita shareholders are considering and voting on a proposal to adopt the transaction agreement and approve the merger. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the combination. In particular, you are directed to the transaction agreement, which is attached as Annex A to this proxy statement/prospectus.

The adoption of the transaction agreement and approval of the merger requires the affirmative vote of a majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on the transaction agreement proposal. Abstentions and broker non-votes will have no impact on the outcome of the voting of the proposals.

The board of directors of Chiquita recommends that you vote “FOR” the adoption of the transaction agreement.

Proposal to Create Distributable Reserves of ChiquitaFyffes

Chiquita shareholders are considering and voting on a proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes shares pursuant to the scheme and the merger, in order to create distributable reserves of ChiquitaFyffes. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the creation of distributable reserves. See “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus.

Approval of the proposal to approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves requires the affirmative vote of a majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on such proposal. Approval of this proposal is not a condition to the completion of the combination and whether or not this proposal is approved will have no impact on the completion of the combination.

The board of directors of Chiquita recommends that you vote “FOR” the proposal to reduce the share premium of ChiquitaFyffes to allow the creation of distributable reserves.

Proposal to Approve, on a Non-Binding Advisory Basis, the Compensation That Will or May Become Payable to Chiquita’s Named Executive Officers That is Based on or Otherwise Relates to the Proposed Combination

Chiquita shareholders are considering and voting on a proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination.

Approval of the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination as disclosed in the sections of this proxy statement/prospectus captioned “The Combination — Interests of Certain Persons in the Combination — Chiquita — Golden Parachute Compensation” beginning on page 105 of this proxy statement/prospectus and “Chiquita Shareholder Vote on Specified Compensation Arrangements ” beginning on page 159 of this proxy statement/prospectus requires the affirmative vote of a majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on such proposal, although such vote will not be binding on Chiquita. Approval of this proposal is not a condition to the completion of the combination and whether or not this proposal is approved will have no impact on the completion of the combination.

The board of directors of Chiquita recommends that you vote “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination.

Proposal to Approve the Amended Chiquita Stock and Incentive Plan

Chiquita shareholders are considering and voting on a proposal to approve the Amended Chiquita Stock and Incentive Plan. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Amended Chiquita Stock and Incentive Plan. See “Chiquita Shareholder Vote on Amended Chiquita Stock and Incentive Plan” beginning on page 160 of this proxy statement/prospectus.

Approval of the proposal to approve the Amended Chiquita Stock and Incentive Plan requires the affirmative vote of a majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on such proposal. Approval of this proposal is not a condition to the completion of the combination and whether or not this proposal is approved will have no impact on the completion of the combination.

The board of directors of Chiquita recommends that you vote “FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan.

Proposal to Adjourn the Special Meeting

Chiquita shareholders may be asked to vote on a proposal to adjourn the special meeting, or any adjournments thereof, if necessary or appropriate (i) to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the transaction agreement and approve the merger, (ii) to provide to Chiquita shareholders in advance of the special meeting any supplement or amendment to the proxy statement/prospectus and/or (iii) to disseminate any other information which is material to Chiquita shareholders voting at the special meeting.

Approval of the Chiquita adjournment proposal requires the affirmative vote of a majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on such proposal, whether or not a quorum is present. Approval of this proposal is not a condition to the completion of the combination and whether or not this proposal is approved will have no impact on the completion of the combination.

The board of directors of Chiquita recommends that you vote “FOR” the Chiquita adjournment proposal.

Share Ownership and Voting by Chiquita’s Officers and Directors

As of the Chiquita record date, the Chiquita directors and executive officers had the right to vote approximately 746,504 Chiquita common shares, representing approximately 1.6% of the Chiquita common shares then outstanding and entitled to vote at the meeting. It is expected that the Chiquita directors and executive officers who are shareholders of Chiquita will vote “FOR” the proposal to adopt the transaction agreement, “FOR” the proposal to approve, on a non-binding advisory basis, the creation of distributable reserves of ChiquitaFyffes, “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination as disclosed in the section of this proxy statement/prospectus captioned “The Combination — Interests of Certain Persons in the Combination — Chiquita — Golden Parachute Compensation” beginning on page 105 of this proxy statement/prospectus, “FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan and “FOR” the Chiquita adjournment proposal, although none of them has entered into any agreement requiring them to do so.

Voting Your Shares

Chiquita shareholders may vote in person at the special meeting or by proxy. Chiquita recommends that you submit your proxy even if you plan to attend the special meeting. If you vote by proxy, you may change your vote, among other ways, if you attend and vote by ballot at the special meeting.

If you own shares in your own name, you are considered, with respect to those shares, the “shareholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.”

If you are a Chiquita shareholder of record you may use the enclosed proxy card(s) to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card(s), your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card(s) but do not mark your card(s) to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the transaction agreement, to create distributable reserves of ChiquitaFyffes, to approve the advisory proposal on compensatory matters, to approve the Amended Chiquita Stock and Incentive Plan and to adjourn the special meeting.

Chiquita shareholders may also vote over the Internet at www.proxyvote.com or by telephone at 1-800-690-6903 by 11:59 p.m. (Eastern Time in the U.S.) on the day immediately preceding the Chiquita special meeting. Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the special meeting.

Voting Shares Held in Street Name

If your shares are held in an account through a broker, bank or other nominee, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee.

If you do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority to vote. This is referred to in this proxy statement/prospectus and in general as a “broker non-vote.” In these cases, the bank, broker or other nominee will not be able to vote your shares on those matters for which specific authorization is required; if there is a broker non-vote, your shares will be treated as present at the special meeting for purposes of determining the presence of a quorum. Brokers do not have discretionary authority to vote on any of the proposals.

Revoking Your Proxy

If you are a Chiquita shareholder of record, you may revoke your proxy at any time before it is voted at the special meeting by:

•	delivering a written revocation letter to the Secretary of Chiquita;
•	submitting your voting instructions again by telephone or over the Internet;
•	signing and returning by mail a proxy card with a later date so that it is received prior to the special meeting; or
•	attending the special meeting and voting by ballot in person.

Attendance at the special meeting will not, in and of itself, revoke a proxy.

If your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Costs of Solicitation

Chiquita will bear the cost of soliciting proxies from its shareholders, except that the costs associated with the filing, printing, publication and mailing of this proxy statement/prospectus to both Fyffes shareholders and Chiquita’s shareholders will be borne and discharged one half by Fyffes and one half by Chiquita.

Chiquita will solicit proxies by mail. In addition, the directors, officers and employees of Chiquita may solicit proxies from its shareholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. Chiquita will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy solicitation material to the beneficial owners of Chiquita common shares held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.

Chiquita has engaged a professional proxy solicitation firm, Alliance Advisors, LLC, to assist in soliciting proxies for a fee of $22,500. In addition, Chiquita will reimburse Alliance Advisors, LLC for its reasonable disbursements.

Chiquita shareholders should not send in their stock certificates with their proxy cards.

As described in “The Transaction Agreement — Exchange of Chiquita Shares” beginning on page 137 of this proxy statement/prospectus, Chiquita shareholders will be sent materials for exchanging Chiquita common shares shortly after the completion of the combination.

Other Business

Chiquita is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Chiquita board of directors may recommend.

Assistance

If you need assistance in completing your proxy card or have questions regarding Chiquita’s special meeting, please contact Alliance Advisors, LLC, the proxy solicitation agent for Chiquita, by mail at 200 Broadacres Drive, 3rd Floor, Bloomfield, New Jersey 07003, Attention: Domenick de Robertis. Banks and brokers call collect: (973) 873-7721; all others call toll free: (855) 976-3330.

THE SPECIAL MEETINGS OF FYFFES SHAREHOLDERS

Overview

This proxy statement/prospectus is being provided to Fyffes shareholders in connection with the explanatory statement and scheme of arrangement which are set out in Parts 2 and 3 of this proxy statement/prospectus. This proxy statement/prospectus is being furnished to Fyffes shareholders on or about August 12, 2014. This proxy statement/prospectus provides Fyffes shareholders with information they need to be able to vote or instruct their vote to be cast at the special meetings relating to the scheme.

Date, Time & Place of the Fyffes Special Meetings

Fyffes will convene a special court-ordered meeting of shareholders on September 17, 2014 at 10:00 a.m. Irish time, at the Clyde Court Hotel Lansdowne Road, Dublin 4, Ireland. Fyffes will convene an extraordinary general meeting of shareholders on September 17, 2014 at 10:30 a.m. Irish time, at the same location, or, if later, as soon as possible after the conclusion or adjournment of the Fyffes special court-ordered meeting.

Attendance

Attendance at the Fyffes special court-ordered meeting and the Fyffes EGM is limited to Fyffes shareholders on the Fyffes record date. Please indicate on the relevant proxy card if you plan to attend the special meetings. Each Fyffes shareholder may be asked to provide a valid picture identification, such as a driver’s license or passport and proof of ownership as of the Fyffes record date. The use of mobile phones, smartphones, pagers, recording and photographic equipment will not be permitted in the meeting rooms.

Proposals

Fyffes Special Court-Ordered Meeting:  Fyffes shareholders are being asked to consider and vote on a proposal at the special court-ordered meeting to approve the scheme of arrangement.

Fyffes Extraordinary General Meeting:  Fyffes shareholders are also being asked to consider and vote at the Fyffes EGM on certain proposals as set forth in the EGM resolutions described below.

The first three EGM resolutions relate to the approval of actions required to be taken in connection with the scheme — specifically, the cancellation of the shares of Fyffes that are not already owned by ChiquitaFyffes or its affiliates, the subsequent allotment and issuance of new shares of Fyffes to ChiquitaFyffes in exchange for the ChiquitaFyffes consideration and required amendments to Fyffes articles of association. The merger and the scheme are conditional on approval of EGM resolutions 1 through 3.

•	EGM Resolution #1: To approve the cancellation of any Fyffes ordinary shares in issue prior to 10:00 p.m., Irish time, on the last business day before the Irish High Court hearing to sanction the scheme.
•	EGM Resolution #2: To amend the articles of association of Fyffes so that any ordinary shares of Fyffes that are issued on or after the Cancellation Record Time are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration.
•	EGM Resolution #3: To authorize the directors of Fyffes to allot and issue new Fyffes shares, fully paid up, to ChiquitaFyffes in connection with effecting the scheme.
•	EGM Resolution #4: To approve, on a non-binding advisory basis, the reduction of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes shares pursuant to the scheme and the merger in order to create distributable reserves of ChiquitaFyffes.

The merger and the scheme are not conditional on approval of the final non-binding advisory EGM resolution which relates to the creation of distributable reserves of ChiquitaFyffes, which are required under Irish law in order for ChiquitaFyffes to be able to pay dividends and repurchase or redeem shares after the combination. As the Fyffes shareholders will not be holders of ChiquitaFyffes shares at the date of the EGM, the board of directors of Fyffes is seeking a non-binding advisory resolution of the Fyffes shareholders approving the creation of distributable reserves of ChiquitaFyffes.

Record Date; Outstanding Ordinary Shares; Ordinary Shares Entitled to Vote

Only holders of Fyffes ordinary shares as of 6.00 p.m. (Irish time.) on September 15, 2014, the record date for the Fyffes special meetings, will be entitled to vote at, the Fyffes special meetings or any adjournments thereof. As of August 4, 2014, the last practicable date prior to printing of this proxy statement/prospectus, there were 297,659,807 Fyffes ordinary shares outstanding, held by 7,160 holders of record. Each outstanding Fyffes ordinary share is entitled to one vote on each proposal and any other matter properly coming before the Fyffes special meetings.

Quorum

The presence of three persons at the Fyffes special meetings, each being a holder of Fyffes ordinary shares as of 6.00 p.m. (Irish time) on September 15, 2014, the record date for the Fyffes special meetings, a proxy for a holder of Fyffes ordinary shares as of as of 6.00 p.m. (Irish time) on the record date for the Fyffes special meetings or a duly authorized representative of a corporate holder of Fyffes ordinary shares as of 6.00 p.m. (Irish time) on the record date for the Fyffes special meetings, will constitute a quorum for the transaction of business at the respective special meetings.

Ordinary Share Ownership and Voting by Fyffes Directors and Officers

As of August 4, 2014, the last practicable date prior to printing of this proxy statement/prospectus, the Fyffes directors and executive officers and their affiliates had the right to vote approximately 2,785,743 shares of the then-outstanding Fyffes ordinary shares at the special meetings, representing approximately 0.9% of the Fyffes shares then outstanding and entitled to vote at the special court-ordered meeting and approximately 0.9% of the Fyffes ordinary shares then outstanding and entitled to vote at the EGM. The Fyffes directors and executive officers who are shareholders of Fyffes intend to vote “FOR” the scheme of arrangement at the special court-ordered meeting, and “FOR” all of the resolutions proposed at the EGM.

Vote Required; Recommendation of Fyffes Board of Directors

Fyffes Special Court-Ordered Meeting

Proposal to approve the scheme of arrangement:  Fyffes shareholders are being asked to vote on a proposal to approve the scheme at the Fyffes special court-ordered meeting. As set out in full under the section entitled “Part 2 — Explanatory Statement — Consents and Meetings” beginning on page 283 of this proxy statement/prospectus, the approval required at the special court-ordered meeting is a majority in number of the Fyffes shareholders of record casting votes on the proposal representing three-fourths (75 percent) or more in value of the Fyffes ordinary shares held by such holders, present and voting either in person or by proxy.

The merger and the scheme are conditional on approval of the scheme at the Fyffes special court-ordered meeting.

The Fyffes board of directors recommends that Fyffes shareholders vote “FOR” the proposal to approve the scheme of arrangement at the special court-ordered meeting.

In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus.

Fyffes Extraordinary General Meeting

Set forth below is a table summarizing certain information with respect to the EGM #s:

EGM Resolution #	Resolution	Type of Resolution?	Combination Conditional on Approval of Resolution?
1.	Approve the cancellation of any Fyffes ordinary shares in issue before 10:00 p.m., Irish time, on the last business day before the Irish High Court hearing to sanction the scheme.	Special	Yes
2.	Amend the articles of association of Fyffes so that any ordinary shares of Fyffes that are issued on or after the Cancellation Record Time are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration.	Special	Yes
3.	Authorize the directors of Fyffes to allot and issue new Fyffes shares, fully paid up, to ChiquitaFyffes in connection with effecting the scheme.	Ordinary	Yes
4.	To approve the reduction of the share premium of ChiquitaFyffes resulting from the issuance of ChiquitaFyffes shares pursuant to the scheme and the merger in order to create distributable reserves of ChiquitaFyffes.	Non-Binding Advisory Resolution	No

At the Fyffes EGM, the requisite approval of each of the EGM resolutions depends on whether it is a “special resolution” (EGM resolutions 1 and 2), which requires the approval by at least 75 percent of the votes cast by the holders of Fyffes ordinary shares present and voting, either in person or by proxy at the EGM, or an “ordinary resolution” (EGM resolution 3), which requires the approval by a majority of the votes cast by the holders of Fyffes ordinary shares present and voting, either in person or by proxy at the EGM. Resolution 4, which is a non-binding advisory resolution, requires the approval by a majority of the votes cast by the holders of Fyffes ordinary shares present and voting, either in person or by proxy at the EGM.

The Fyffes board of directors recommends that Fyffes shareholders vote “FOR” the proposals to approve each of the EGM resolutions.

In considering the recommendations of the board of directors of Fyffes described above, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus.

Voting Your Ordinary Shares

Fyffes shareholders may vote by proxy or in person at the special meetings. A proxy need not be a Fyffes shareholder. Fyffes recommends that shareholders submit their proxies even if they plan to attend either or both special meetings. If shareholders vote by proxy, they may change their vote, among other ways, if they attend and vote at the special meetings.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

If a shareholder properly completes, signs, dates and returns a form of proxy, such shareholder’s shares will be voted in accordance with his, her or its instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If such shareholder signs and returns his, her or its form of proxy appointing the Chairman of the meeting as his, her or its proxy but does not provide any instructions as to how the proxy is to vote on a resolution, such shares will be voted with respect to such resolution in accordance with the recommendations of the Fyffes board of directors.

Alternatively, a shareholder may appoint a proxy or proxies electronically by logging on to the website of Fyffes registrars, Computershare Investor Services (Ireland) Limited: at www.computershare.ie. Shareholders will be asked to enter their Shareholder Reference Number and PIN Number as printed on their form of proxy and agree to certain conditions. To be valid, forms of proxy duly signed together with the power of attorney or such other authority (if any) under which they are signed (or a certified copy of such power or authority) must be lodged with Fyffes registrar, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Sandyford, Dublin 18 by no later than 48 hours before the time fixed for the relevant meeting. However, for the court-ordered special meeting only, if forms of proxy are not lodged in accordance with the preceding sentence, they may be handed to the Chairman of the meeting before the start of the meeting and will still be valid.

If you are a Fyffes shareholder of record in certificated form, you may revoke your proxy at any time before it is voted at the special meeting by:

•	delivering a written revocation letter to the Secretary of Fyffes;
•	signing and returning by mail a proxy card with a later date so that it is received prior to the special meeting; or
•	attending the special meeting and voting by ballot in person.

Attendance at the special meeting will not, in and of itself, revoke a proxy.

Voting by CREST Members

If you hold your Fyffes shares through CREST and you wish to appoint a proxy or proxies through the CREST electronic proxy appointment service you may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Investor Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. As a CREST member, it is your responsibility to take (or, if you are a CREST personal member or sponsored member or have appointed a voting service provider(s), to procure that your CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. Fyffes may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

Costs of Solicitation

Chiquita and Fyffes will each bear 50% of the costs associated with the filing, printing, publication and mailing of this proxy statement/prospectus to both Fyffes shareholders and Chiquita’s shareholders. Fyffes has not engaged the services of a proxy solicitation agent in connection with the combination.

Other Business

Fyffes is not aware of any other business to be acted upon at the special meetings. If, however, other matters are properly brought before the special meetings, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the Fyffes board of directors may recommend.

Adjournment; Postponement

Any adjournment or postponement of the special court-ordered meeting will result in an adjournment or postponement, as applicable, of the EGM.

Assistance

If you need assistance in completing your proxy card or have questions regarding Fyffes special meetings, please contact Fyffes registrars, Computershare Investor Services (Ireland) Limited (on +353 1 216 3100) or by writing to the Company Secretary at the address set out below.

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
+353(1) 887-2700
www.Fyffes.com “For Investors” tab

THE COMBINATION

The Scheme and the Merger

On March 10, 2014, Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub entered into the transaction agreement.

Subject to the terms and conditions of the transaction agreement, ChiquitaFyffes will acquire Fyffes by means of a scheme of arrangement, as described in this proxy statement/prospectus. A “scheme” or a “scheme of arrangement” is an Irish statutory procedure pursuant to the Companies Act 1963 under which the Irish High Court may approve, and thus bind, a company to an arrangement with some or all of its shareholders. In the context of the combination, the scheme involves the cancellation of all of the shares of Fyffes, which are not already owned by ChiquitaFyffes or any of its affiliates, and the issuance of new ChiquitaFyffes ordinary shares by ChiquitaFyffes to the applicable shareholders in consideration of that cancellation. New shares of Fyffes are then issued directly to ChiquitaFyffes. At the completion of the combination, the holder of each Fyffes share will be entitled to receive from ChiquitaFyffes 0.1567 of a ChiquitaFyffes ordinary share. As a result, based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, former shareholders of Fyffes are expected to own approximately 49.3% of ChiquitaFyffes, on a fully diluted basis.

Immediately following implementation of the scheme, Merger Sub will be merged with and into Chiquita, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes. Each share of common stock of Merger Sub issued and outstanding will be cancelled and converted into one outstanding share of Chiquita, with Merger Sub then ceasing to exist. Pursuant to the transaction agreement, each Chiquita common share outstanding immediately prior to the effective time of the merger will be cancelled and automatically converted into the right to receive one ChiquitaFyffes ordinary share. After giving effect to the merger and the combination, based on the number of outstanding shares of Chiquita and Fyffes as of the Chiquita record date, former shareholders of Chiquita are expected to own approximately 50.7% of ChiquitaFyffes, on a fully diluted basis.

Upon the completion of the combination, each of Chiquita and Fyffes will be wholly owned subsidiaries of ChiquitaFyffes.

Chiquita reserves the right, subject to the prior written approval of the Panel, to effect the scheme by way of a takeover offer, as an alternative to the scheme, in the circumstances described in and subject to the terms of the transaction agreement. In such event, such takeover offer will be implemented on terms and conditions that are at least as favorable to Fyffes shareholders (except for an acceptance condition set at 80 percent of the nominal value of the Fyffes shares to which such offer relates and which are not already beneficially owned by Chiquita) as those which would apply in relation to the scheme, among other requirements.

Background of the Combination

As part of the ongoing evaluation of their respective businesses, each of Chiquita’s and Fyffes management teams and boards of directors periodically review and assess the operations and financial performance of their respective companies, industry conditions and regulatory developments as they may each impact their respective companies’ long-term strategic goals and plans. As part of this ongoing evaluation process, from time to time each of Chiquita and Fyffes has considered potential opportunities for business combinations, acquisitions, and other financial and strategic alternatives.

Between the months of May and November 2012, Chiquita engaged in discussions and negotiations about a potential business combination transaction with another industry participant, which is referred to as Company A. Discussions with Company A were ultimately terminated on November 13, 2012 in light of the inability of Chiquita and Company A to reach agreement on various transaction terms. Similarly, at the end of 2010 and beginning of 2011, Chiquita had discussions with a third industry participant. However, at the beginning of 2011, the other party indicated that it no longer had an interest in pursuing discussions.

At the end of 2011, Fernando Aguirre, who was then the Chairman, Chief Executive Officer and President of Chiquita, contacted David McCann, the Executive Chairman of Fyffes, to determine Fyffes interest in exploring a potential transaction with Chiquita. On December 21, 2011, Chiquita and Fyffes executed a reciprocal confidentiality agreement (the “Original Confidentiality Agreement”), although neither party, during the term of that agreement, carried out any substantive diligence of the other or began any meaningful effort to quantify potential synergies. The parties did, however, hire regulatory and Irish counsel to commence a preliminary review of certain legal issues.

Further conversations took place in March, 2012, between representatives of Goldman, Sachs & Co. (“Goldman Sachs”), Chiquita’s financial advisor, and representatives of Lazard, Fyffes financial advisor, in connection with a potential transaction, and in April 2012 between Mr. Aguirre and Mr. McCann. At these meetings, Fyffes noted that, while it was not for sale, it did believe that a strategic transaction was potentially compelling and confirmed that it did have an interest in exploring an all-stock transaction on the right terms, including a meaningful premium to Fyffes current valuation.

Periodic discussions continued into the summer and, at the end of July, 2012, a meeting was held between Mr. McCann and Fyffes lead independent director, on the one hand, and several of the directors of Chiquita, on the other, so that the Chiquita board could become more familiar with Fyffes and Mr. McCann. Discussions ensued. Fyffes provided an initial proposal for discussion in which shareholders of each company would own 50% of the equity of the combined company, which was not acceptable to Chiquita, and in late August, 2012, Fyffes communicated a proposal, contemplating that the parties would negotiate an exchange ratio that would give Chiquita shareholders somewhere between 51% and 55% of the equity of the combined company. Chiquita, at the time and after reviewing the matter with its financial advisor, determined to give the proposal additional consideration before responding. Such discussions were terminated, as reflected in a letter from Fyffes to Chiquita dated September 6, 2012, given the inability of the parties to make sufficient progress on key transaction terms.

On October 22 and October 23, 2012, Edward Lonergan, who succeeded Mr. Aguirre as President and Chief Executive Officer of Chiquita in October 2012, at the request of the Chiquita board of directors, contacted multiple industry participants that had previously been involved in transaction discussions with Chiquita about their interest in exploring a potential transaction. Company A expressed strong interest to assess a potential combination in the short term.

On November 2, 2012, in connection with the discussions between Chiquita and Company A regarding a potential business combination transaction, Chiquita and Fyffes agreed to a waiver of the confidentiality and standstill restrictions under the Original Confidentiality Agreement in order to permit Chiquita, Fyffes and Company A to explore a possible transaction involving certain assets of Chiquita and/or Company A. Such a transaction with Fyffes would have become effective only in the event that Chiquita and Company A entered into a business combination transaction. It was thought that a transaction with Fyffes involving assets of Chiquita and/or Company A, if announced at the same time a business combination transaction between Chiquita and Company A were announced, could facilitate consummation of a transaction on a timely basis. Chiquita and Company A ended their discussions on November 13, 2012, which also ended the related discussions with Fyffes.

Also on November 2, 2012, Mr. McCann expressed a potential interest in continuing to explore a strategic transaction with Chiquita on an exclusive basis in the event that discussions between Chiquita and Company A terminated. Chiquita and Fyffes did not proceed with discussions about a potential business combination, and on November 23, 2012, Chiquita sent a letter to Fyffes confirming that Chiquita was not, at that time, pursuing discussions regarding a possible business combination transaction between the two companies. Chiquita, nonetheless, reserved the right to resume discussions should its interest change.

On October 20, 2013, Messrs. Lonergan and McCann were in attendance at the Produce Marketing Association trade show (“PMA”) in New Orleans, Louisiana. Mr. Lonergan inquired in a brief discussion during the trade show if Mr. McCann would be interested in reopening discussions regarding a possible business combination transaction. Mr. McCann indicated to Mr. Lonergan that Fyffes would only be interested in reopening such discussions if the parties would negotiate an exchange ratio that would give Fyffes and Chiquita shareholders approximately 50% of the equity of the combined company on a fully diluted basis, that the appropriate governance structure would be put in place and that the name of the new entity would be a combination of both Fyffes and Chiquita.

On October 23, 2013, Mr. Lonergan telephoned Mr. McCann to say that the Chiquita board was willing to explore, subject to completion of diligence, the possibility of a combination transaction on the terms discussed at the PMA. Mr. McCann informed Mr. Lonergan that Fyffes had a scheduled board meeting the next day and that he would communicate the Chiquita board’s position to the Fyffes board and, following the meeting, he would let Mr. Lonergan know if the Fyffes board was willing to proceed further.

On October 24, 2013 at the Fyffes board meeting, Mr. McCann reported his discussions with Mr. Lonergan at the PMA and on their telephone conversation the previous evening. The Fyffes board considered this information and then agreed to explore the possibility of a combination with Chiquita and authorized Mr. McCann to take appropriate steps. Following the meeting, Mr. McCann telephoned Mr. Lonergan and communicated that the Fyffes board approved the exploration of a combination with Chiquita on the terms discussed at the PMA. They both agreed that the appropriate next step would be for representatives of senior management from the two companies to discuss the potential benefits of a strategic transaction, subject, in the case of Chiquita, to the Strategic Transaction Committee (the “STC”) of the Chiquita board of directors being in support of such discussions. The Chiquita board of directors had approved the establishment of the STC in December 2010 to assist it in considering, from time to time, potential strategic alternatives. Promptly following his telephone conversation with Mr. McCann, Mr. Lonergan communicated with the members of the STC, who had no objection to management having discussions with Fyffes concerning the strategic rationale for such a transaction.

On October 30, 2013, Mr. Lonergan and Brian Kocher, the Executive Vice President and Chief Operating Officer of Chiquita, met with Mr. McCann, Tom Murphy, the Finance Director of Fyffes and Coen Bos, the Chief Operating Officer of Fyffes, in Dublin. The parties reviewed the rationale for a combination transaction, including the potential synergies that might result from the combination of the two companies, but did not discuss a proposed exchange ratio or other economic terms for the transaction at this time. They also decided not to enter into a new confidentiality agreement at that time. However, the parties agreed that, in the event that discussions progressed, they would enter into a new confidentiality agreement prior to engaging in in-depth due diligence.

On November 5, 2013, the STC convened telephonically, along with management, to review recent communications between Chiquita and Fyffes and to consider the desirability of proceeding with further exploration of a potential combination with Fyffes. It was the consensus of the STC that management should pursue further exploration and discussions with Fyffes, and that the matters discussed and the conclusions reached by the STC at the meeting should be relayed to the Chiquita board of directors at a meeting called for that purpose and held on November 13, 2013.

On November 13, 2013, the Chiquita board of directors convened along with management, representatives from Goldman Sachs and a representative from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), Chiquita’s legal advisor, to consider the desirability of proceeding with further exploration of a potential combination with Fyffes. At the meeting, representatives from Goldman Sachs and Skadden discussed the possibility of structuring the combination such that Chiquita and Fyffes would become subsidiaries of a newly-formed holding company incorporated outside the United States, which would issue shares to Chiquita and Fyffes shareholders. No decision was reached as to the structure of the combination at this time. Representatives from Goldman Sachs also discussed the pro forma ownership of a combined company by reference to various illustrative exchange ratios. At the conclusion of the meeting, the Chiquita board of directors directed management to engage in further exploratory discussions with Fyffes.

On November 15, 2013, Mr. Lonergan called Mr. McCann to report that the Chiquita board of directors had recently met. Mr. Lonergan and Mr. McCann discussed the strategic rationale for engaging in a combination, as well as potential ways to structure the combination and the composition of the board of directors of the combined company, should the respective boards of directors ultimately decide to move forward with a combination transaction.

On November 18, 2013, Chiquita and Fyffes entered into a new confidentiality agreement that superseded the Original Confidentiality Agreement.

On November 25, 2013, Mr. Lonergan, after receiving input from the Chiquita board of directors, sent to Mr. McCann a term sheet containing Chiquita’s position regarding board composition and executive management positions, as well as a range of exchange ratios that, on a preliminary basis and subject to further consideration, were acceptable to Chiquita. Such exchange ratios varied between .140 to .150 shares of an ordinary share of the combined company for each Fyffes ordinary share, depending on the amount of synergies expected to be derived. Such synergy amounts varied between $40 million and $80 million. The equity split corresponding to that range of exchange ratios was between 52.4%/47.6% and 50.7%/49.3%, on a fully diluted basis. Chiquita’s belief was based on the fact that at each level the Chiquita shareholders would have received a net benefit from sharing in the synergies generated by the combination, which should have created value for Chiquita’s shareholders. As part of the negotiations, Chiquita had asked for a more favorable exchange ratio should the synergies be smaller.

On November 25, 2013, Mr. Lonergan and Mr. McCann had a further conversation regarding the potential composition of the board of directors of a combined company and Fyffes desire for an exchange ratio for the proposed combination that would provide Fyffes shareholders with shares of the combined company representing close to 50% of the combined company’s shares. Mr. McCann noted that the Fyffes board of directors planned to consider Chiquita’s proposals regarding exchange ratio and board composition shortly and that he would, thereafter, reply. Also, Mr. McCann noted that Fyffes had, again, retained Lazard to act as its financial advisor in connection with the potential combination and asked permission for Lazard to contact Goldman Sachs if necessary, to which Mr. Lonergan agreed.

On November 28, 2013, the Fyffes board of directors convened telephonically to review Chiquita’s term sheet proposals and, in particular, those proposals regarding exchange ratio and board composition and to consider the desirability of proceeding with further exploration of a potential combination with Fyffes. It was the consensus of the Fyffes board that Mr. McCann should pursue further discussions with Chiquita.

On December 2, 2013, representatives of Goldman Sachs and Lazard discussed the broad terms of a potential transaction. Goldman Sachs and Lazard did not propose specific exchange ratios. However, representatives of Goldman Sachs noted that, from Chiquita’s perspective, a potential transaction would involve Chiquita shareholders owning greater than 50% of the combined company. During the discussion, Lazard noted that Mr. McCann would soon send a responsive term sheet to Mr. Lonergan.

On December 2, 2013, Messrs. Lonergan and McCann discussed details of the exchange ratio, synergies, and potential board composition. During the discussion, the two came to a preliminary understanding on a fixed exchange ratio that would provide Chiquita’s shareholders with shares of the combined company representing 50.7% of the combined company’s shares, and Fyffes shareholders with shares of the combined company representing 49.3% of the combined company’s shares, in each instance on a fully diluted basis. The two also came to a preliminary understanding, subject to additional diligence by the respective parties, on the target synergies to be realized from the proposed combination.

Later on December 2, 2013, Mr. McCann sent a term sheet to Mr. Lonergan that reiterated the points that the two had discussed earlier that day.

On December 4, 2013, Mr. McCann updated the Fyffes board of directors at its scheduled board meeting that day on the progress on the term sheet and a proposal for a meeting of both boards in New York before Christmas. The Fyffes board of directors agreed to continue to explore the combination with Chiquita. On the same day, Mr. Lonergan and Mr. McCann established the following terms as a potential framework for further discussions, recognizing that these terms were subject to change pending the outcome of each company’s business, legal and financial due diligence efforts, as well as additional input from the boards of directors of each company when called upon to consider and approve a combination transaction:

•	a 50.7%/49.3% equity split;
•	the board of directors of the combined company would be composed of an equal number of directors designated by Chiquita and Fyffes and one additional independent director to be appointed by the mutual consent of the parties;

•	Mr. McCann would be the chief executive officer of the combined company, and Chiquita would nominate the non-executive chairman of the board of directors of the combined company;
•	the executive management team would include members of both companies’ existing management, including Messrs. Kocher, Murphy and Bos, James E. Thompson, the Executive Vice President and Chief Legal Officer of Chiquita, and Kevin R. Holland, Executive Vice President and Chief People Officer, with any remaining positions to be filled by the “best of both” companies;
•	the shares of the combined company’s common stock would be listed on the NYSE;
•	the senior executives of the combined company would be based in Dublin, Ireland and Charlotte, North Carolina; and
•	the name of the combined company would be a combination of Chiquita and Fyffes.

Also on December 4, 2013, Messrs. Lonergan and McCann agreed that certain members of each company’s management should make a presentation at a meeting at which the members of the boards of directors of each company would be present. After discussion, December 19 was fixed as the date for this meeting.

On December 11, 2013 Fyffes engaged Baker Botts L.L.P. to provide legal advice in connection with certain due diligence matters regarding Chiquita’s contingent liabilities, and on December 13, 2013, Fyffes engaged Kurt Salmon, a global management consultant firm, to provide advice in connection with certain due diligence matters regarding Fresh Express, Chiquita’s salads business.

On December 18, 2013, members of Chiquita’s and Fyffes management teams met in New York along with representatives from Goldman Sachs and Lazard to conduct an initial due diligence session and to prepare for the presentations to be made to the boards of directors of the two companies on December 19, 2013.

On December 19, 2013, the members of the boards of directors of Chiquita and Fyffes held a joint meeting in New York to hear a presentation from each company’s management teams. Following the presentations, Fyffes determined to perform diligence on Chiquita’s salads business, as Fyffes is not presently engaged in that business, as well as on certain of Chiquita’s contingent liabilities, before proceeding further in exploring a combination transaction.

On January 9, 2014, the Fyffes board of directors met to consider the results of its preliminary diligence and determined to proceed with exploring a possible combination with Chiquita. Representatives of Baker Botts and Arthur Cox, Fyffes legal advisor in Ireland, also attended this meeting.

On January 10, 2014, Mr. McCann telephoned Mr. Lonergan to inform him of the conclusions reached at the meeting of the Fyffes board of directors the previous day.

On January 11, 2014, the STC convened telephonically along with management and outside legal and financial advisors. During the meeting, the STC received an update from management regarding the recent communications that had taken place with Fyffes. It was the consensus of the STC that, while the STC recognized the need to be satisfied that the exchange ratio would be advantageous to both companies’ shareholders at the time any transaction were approved, Chiquita should continue to pursue discussions with Fyffes, and in that regard, that Chiquita and its advisors should begin conducting diligence and preparing transaction related documents when advisable.

On January 13, 2014, Mr. Lonergan telephoned Mr. McCann to inform him that the STC desired to continue exploring a potential combination.

On January 15, 2014, Chiquita and Fyffes agreed to meet in New York on January 22 and January 23 along with their respective legal and financial advisors to discuss diligence, process and timing matters, as well as other key issues related to the proposed combination.

On January 15, 2014, Fyffes engaged King & Wood Mallesons S J Berwin to conduct certain regulatory due diligence related to the proposed combination, and on January 16, 2014, Fyffes engaged Holland & Knight to conduct certain legal due diligence on Chiquita.

Between January 16, and January 20, 2014, the parties circulated to each other preliminary lists of due diligence requests, as well as a list of diligence matters to be discussed at the meetings among principals and their financial and legal advisors scheduled for January 22 and January 23, 2014 in New York.

On January 20, 2014, Fyffes engaged Simpson Thacher & Bartlett LLP (“Simpson Thacher”) as United States transaction legal advisors.

On January 22 and January 23, 2014, members of Chiquita’s and Fyffes management teams met along with their respective legal and financial advisors in New York to discuss certain key issues related to the proposed combination, including the corporate structure, domicile, organizational structure, board and management composition for the combined company, regulatory considerations, the potential synergies to be realized from the combination and the procedure for diligence and documentation. During these meetings, the two parties decided that, subject to the approval of their respective board of directors, the parties should aim to have the combination ready for consideration and announcement by March 10 in order to coincide with the date on which Fyffes planned to release its preliminary financial results for 2013. At the conclusion of the meetings, each of the parties agreed to begin detailed due diligence of the other party and to instruct its legal advisors to begin preparing transaction-related documents.

On January 27, 2014, Simpson Thacher provided to Skadden Arps a draft list of all documents that would need to be prepared and signed in connection with the proposed combination.

On January 29, 2014, representatives from Goldman Sachs and Lazard, financial advisors to Chiquita and Fyffes, respectively, had a phone conversation with Miceal Ryan, Director General of the Panel, to inform the Panel of the ongoing discussions regarding a potential combination, as well as the advisors involved.

On February 5, 2014, Chiquita and Fyffes provided one another access to electronic data rooms containing certain non-public information regarding each company’s business and operations. Also on that date, Chiquita, Fyffes and their respective advisors entered into a “clean team” agreement whereby the parties agreed to be bound by certain non-disclosure and access obligations with respect to competitively sensitive information in connection with the proposed combination. During the next several weeks, the parties supplied each other and their representatives with extensive due diligence information. Members of management and other representatives of both parties also engaged in several telephonic discussions regarding diligence matters, including multiple follow-up diligence calls on individual topics.

On February 7, 2014, Chiquita, Fyffes, their respective financial advisors, PricewaterhouseCoopers LLP, Chiquita’s outside accountants and KPMG, Fyffes outside accountants, had a conference call to discuss the preparation of required financial statements in connection with the proxy statement/prospectus.

Later on February 7, 2014, Skadden Arps sent an initial draft of a transaction agreement to Simpson Thacher.

On February 9, 2014, Arthur Cox sent to Skadden Arps and McCann FitzGerald Solicitors, Chiquita’s legal advisors in Ireland (“McCann FitzGerald”), a preliminary draft of materials required by Rule 2.5 of the Irish Takeover Rules (the “Rule 2.5 Announcement”) in the event the parties entered into a transaction agreement. During the course of the next several weeks, Chiquita and Fyffes, together with their respective advisors, engaged in discussions regarding, and exchanged drafts of, the Rule 2.5 Announcement.

On February 12 and 13, Chiquita and Fyffes, together with their respective legal and financial advisors and outside accountants, met in New York to discuss diligence, tax and structuring, regulatory, legal and financial matters related to the proposed combination. At the meetings, the parties jointly worked on developing the synergy estimates. Also, at the meetings, the parties decided that, subject to confirmation from the respective parties’ advisors, the combination would be structured as an acquisition of Chiquita and Fyffes by a new holding company incorporated in Ireland.

On February 17, 2014, Simpson Thacher sent to Skadden Arps a mark-up of the draft transaction agreement, as well as an initial draft of an expenses reimbursement agreement. During the course of the next several days, representatives from Skadden Arps, Simpson Thacher, McCann FitzGerald and Arthur Cox engaged in discussions regarding certain proposed terms of these agreements, including closing conditions, non-solicitation provisions, the circumstances under which either party would have to pay a termination fee to the other in the event of a termination of the transaction agreement, the amount of the termination fee, and the potential alternatives for the treatment, in connection with consummation of the scheme, of options to purchase Fyffes ordinary shares.

On February 20, 2014, the Chiquita board of directors met at Chiquita’s headquarters in Charlotte, North Carolina. At the meeting, representatives of Skadden Arps and McCann FitzGerald reviewed and discussed with the board their fiduciary duties under U.S. and Irish law in the context of the proposed combination with Fyffes. The representative from McCann FitzGerald also discussed the duties that would be applicable to directors of an Irish holding company and summarized the Chiquita board of directors’ duties under the Irish Takeover Rules and associated Irish legislation in the context of the proposed combination with Fyffes. Representatives from Goldman Sachs reviewed its preliminary financial analysis of the potential combination. Representatives from Freshfields Bruckhaus Deringer (“Freshfields”), Chiquita’s counsel for European Union related regulatory matters, and Kirkland & Ellis LLP (“Kirkland & Ellis”), the Company’s counsel for U.S. related regulatory matters, reviewed the various regulatory matters associated with the proposed combination. Also, at the meeting, in order to help ensure compliance by Chiquita with ongoing Irish legal requirements, the board of directors delegated the day-to-day conduct of the proposed combination with Fyffes to the STC. Lastly, while the board of directors did not believe it was legally required, the board determined that it was prudent to retain a second financial advisor, whose sole function would be to render an opinion regarding the fairness, from a financial perspective, of the consideration to be received by Chiquita’s shareholders in the combination. The Chiquita board of directors directed management and Chiquita’s legal advisors to work with the STC to retain an appropriate financial advisor.

On February 21, 2014, Fyffes board of directors met in Dublin, Ireland to discuss their due diligence review of Chiquita and the progress of discussions between the two parties. The Fyffes board of directors reviewed certain preliminary financial analyses and data regarding Chiquita, various preliminary valuation observations, and various process considerations, based on preliminary materials compiled by Lazard at the request of the Fyffes board of directors. Representatives of KPMG were in attendance for the parts of the meeting where the updates on financial due diligence were discussed. Representatives of Holland & Knight and Arthur Cox summarized certain items which had been flagged in the legal due diligence. Representatives of King & Wood Mallesons S J Berwin provide the board with a summary of their regulatory advice regarding the combination. Representatives of Simpson Thacher and Arthur Cox reviewed with the board certain preliminary terms of the combination and transaction agreements, and representatives of Arthur Cox also summarized the board of directors’ duties under the Irish Takeover Rules and associated Irish legislation in the context of the proposed combination.

On February 21, 2014, Skadden Arps sent to Simpson Thacher a revised draft of the transaction agreement and a mark-up of the draft expenses reimbursement agreement.

During the week of February 24, 2014, Messrs. Lonergan and McCann spoke telephonically several times to discuss topics related to the proposed combination. During the course of their conversations, the two spoke about the potential composition of the board of directors of the combined company and of Mr. McCann’s desire that one of Fyffes current executive directors, in addition to himself, serve as a director of the combined company. As a solution, the two agreed that, subject to approval from their respective boards of directors, the board of directors of the combined company would be composed of ten independent directors, with Chiquita being entitled to designate five of the independent directors, Fyffes being entitled to designate four, and the remaining independent director being appointed by the mutual consent of the parties. Messrs. McCann and Lonergan also discussed the potential management structure of the combined company. During their conversations, Messrs. Lonergan and McCann also reaffirmed their objective that, subject to market and other conditions at the time that the combination was agreed upon, the exchange ratio should result in Chiquita’s shareholders owning 50.7% of the combined company upon consummation of the proposed combination, on a fully diluted basis. Finally, Mr. Lonergan reported that he and Mr. McCann discussed the potential organizational structure of the combined company and executive compensation matters, and agreed, as a principle, that the executives of Fyffes that remained with the combined company should receive salaries and benefits consistent with industry norms.

On February 26, 2014, the STC convened telephonically along with management and outside legal and financial advisors. During the meeting, the STC received an update from management regarding the recent communications that had taken place between the management teams of Chiquita and Fyffes. The STC also received updates from its legal and financial advisors on various topics related to the proposed combination, including a review from Goldman Sachs of its preliminary financial analysis of the potential combination. During the meeting, the STC reviewed its efforts to retain a second financial advisor and authorized the retention of Wells Fargo Securities, in light of, among other things, Wells Fargo Securities’ familiarity with Chiquita and its business and its experience as a financial advisor in connection with mergers and acquisitions. After discussing the matter, the STC directed management to execute an engagement letter with Wells Fargo Securities for that purpose. At the conclusion of the meeting, the STC directed management and its advisors to complete their due diligence efforts with respect to Fyffes and attempt to resolve open issues with Fyffes regarding the proposed combination.

Effective as of February 27, 2014, Chiquita and Wells Fargo Securities entered into an engagement letter pursuant to which Wells Fargo Securities was, subject to the terms and upon the conditions set forth therein, engaged to render an opinion with respect to the fairness, from a financial point of view, to the holders of Chiquita common shares of the merger consideration in the combination.

On February 28, 2014, Chiquita retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) to work on the various press releases and other communications to be issued in connection with the proposed combination with Fyffes, including the Rule 2.5 Announcement.

On March 2, 2014, Simpson Thacher sent to Skadden Arps a mark-up of the draft transaction agreement and a revised draft of the expenses reimbursement agreement.

Also on March 2, 2014, the Chiquita board of directors convened telephonically along with management, PricewaterhouseCoopers LLP, PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland (“PricewaterhouseCoopers Ireland”) and outside legal and financial advisors to review the status of negotiations with Fyffes regarding the proposed combination. During the meeting, the Chiquita board of directors received updates from management on due diligence matters and the preparation of the Rule 2.5 Announcement, including the merger benefits statement to be included therein. In addition, representatives from Goldman Sachs reviewed its preliminary financial analysis of the proposed combination, Skadden Arps reviewed the open items in the transaction agreement, Wells Fargo Securities reviewed the status of their work pursuant to their engagement to date and Freshfields updated the board of directors as to the planned approach with respect to the regulatory approval process in Europe.

Between March 1 and March 3, 2014, Fyffes contacted, at Chiquita’s request, its two largest shareholders to ask them to execute an irrevocable undertaking to support the combination, should the boards of directors of the respective companies decide to approve the proposed combination. After some discussions and negotiations, on March 7, 2014, an affiliate of The InterTech Group executed a letter of support and delivered it to Fyffes, while on March 9, 2014, the Balkan Entities executed an irrevocable undertaking and delivered it to Chiquita.

On March 3, 2014, Arthur Cox and Goldman Sachs made submissions to the Panel in relation to various matters in respect of which the Panel’s consent or approval was required prior to the time that the boards of directors of Chiquita and Fyffes would be asked to consider and approve the combination.

On March 4, 2014, Skadden Arps sent to Simpson Thacher a mark-up of the draft expenses reimbursement agreement and a revised draft of the transaction agreement.

Later on March 4, 2014, Simpson Thacher sent to Skadden Arps an initial draft of Fyffes disclosure schedules to the transaction agreement, and Skadden Arps sent to Simpson Thacher an initial draft of Chiquita’s disclosure schedules to the transaction agreement. During the course of the next several days, Chiquita’s and Fyffes outside legal advisors exchanged multiple drafts of, and mark-ups to, each party’s draft disclosure schedules and engaged in a series of discussions related thereto.

On March 5, 2014, the STC convened telephonically along with management and outside legal and financial advisors to receive an update from Chiquita’s management and its advisors with respect to the ongoing discussions with Fyffes. During the meeting, Mr. Lonergan notified the STC that he understood that Fyffes would be making efforts to contact some of Fyffes significant shareholders on the terms of support agreements, which, if executed, would reflect the agreement of those shareholders to vote all shares beneficially owned by them in favor of the proposed combination. In addition, members of Chiquita’s management provided updates on due diligence matters, Skadden Arps provided an update on the open points in the transaction agreement and McCann FitzGerald provided an update as to recent discussions with the Panel regarding the proposed combination.

Later on March 5, 2014, Simpson Thacher sent to Skadden Arps a mark-up of the draft transaction agreement.

On March 5, 2014, a draft of the transaction agreement was sent to the Panel to assist it in its consideration of the submission that had been made to the Panel in regard to Rules 13 and 21.1 of the Irish Takeover Rules. A submission was also made to the Panel on March 5, 2014 in regard to Rule 15 of the Irish Takeover Rules (which governs options and other similar securities), outlining the proposed treatment of the Fyffes Equity Share Awards under the transaction agreement.

On March 6, 2014, the Panel wrote to the parties to confirm that it had granted certain consents necessary to proceed with the combination and issue the Rule 2.5 Announcement and certain related matters.

Later on March 6, 2014, the parties reached agreement (subject to the approval of each party’s board of directors) on the amount of the reverse termination fee payable by Chiquita if the combination were to be terminated under certain circumstances, which was the last remaining open point to be negotiated in the expenses reimbursement agreement.

Between March 6 and March 9, 2014, the parties reached agreement (subject to the approval of each party’s board of directors) on and finalized the terms of the transaction agreement and expenses reimbursement agreement, each of the parties’ disclosure schedules and the terms of the press release and Rule 2.5 Announcement.

On March 7, 2014, Fyffes engaged Wilson Hartnell Public Relations to act as its public relations advisor and Davy Corporate Finance (Fyffes Nominated Advisor for ESM and AIM stock markets) to act as an additional financial advisor.

On March 7, 2014, the full Fyffes board of directors held a special telephone meeting to consider the terms of the proposed combination. Representatives of Lazard and Arthur Cox were also in attendance at this meeting. The directors were provided with copies of the transaction agreement and of the other transaction documents and a summary of the terms thereof, in advance of the meeting. Representatives of Lazard orally confirmed their advice to Fyffes board of directors that, solely for purposes of Rule 3 of the Irish Takeover Rules, Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination to be fair and reasonable. After considering the proposed terms of the transaction agreement and the expenses reimbursement agreement and taking into account the advice provided by Lazard and Fyffes legal advisors, and taking into consideration the matters discussed during that board meeting and prior meetings of the board, the Fyffes board of directors unanimously determined that the terms of the combination were fair and reasonable and it was for the commercial benefit and in the best interests of Fyffes to approve the combination and to approve the entry into the transaction agreements by Fyffes and the performance by Fyffes of its obligations arising under the combination and the transaction agreements and resolved to recommend that the Fyffes shareholders vote in favor of the scheme of arrangement. The Fyffes board also appointed a committee with the necessary authority to approve any final amendments to the transaction documentation and the 2.5 announcement.

On March 9, 2014, the Chiquita board of directors convened telephonically to consider the terms of the proposed combination. Prior to the meeting, the directors received, among other things, substantially final forms of the transaction and expenses reimbursement agreements (including a summary of the terms thereof), a substantially final version of the Rule 2.5 Announcement, and information relating to the financial analyses to be reviewed and discussed with the Chiquita board of directors by each of Goldman Sachs and Wells Fargo

Securities. At the March 9 meeting, Mr. Lonergan reviewed with the board of directors Chiquita’s preliminary financial results for the months of January and February, 2014 and indicated that he had provided a similar update to Mr. McCann.

Later in the meeting, representatives from Skadden Arps reviewed the Chiquita board of director’s fiduciary duties in connection with a potential combination and provided a detailed summary of the material terms of the transaction agreement, expenses reimbursement agreement, and the shareholder support agreements. The representatives from Skadden Arps had noted that they had consulted with Chiquita’s regular New Jersey corporate counsel, who confirmed that the relevant law had not changed since these matters were last discussed with the board. Representatives from management provided updates on due diligence items, and representatives from Goldman Sachs reviewed Goldman Sachs’ financial analysis of the proposed combination. Representatives from Goldman Sachs then rendered an oral opinion to the Chiquita board of directors (which was subsequently confirmed in writing) that, as of the date of the transaction agreement and based upon and subject to the factors and assumptions set forth in such written opinion, the merger consideration to be paid to Chiquita shareholders (other than Fyffes and its affiliates) pursuant to the transaction agreement was fair, from a financial point of view, to such holders. See “The Combination — Opinions of Chiquita’s Financial Advisors — Goldman Sachs” beginning on page 79 of this proxy statement/prospectus.

At the request of the Chiquita board of directors, representatives from Wells Fargo Securities then reviewed and discussed Wells Fargo Securities’ financial analyses with respect to Chiquita, Fyffes and the proposed combination. Thereafter, at the request of the Chiquita board of directors, Wells Fargo Securities rendered its oral opinion to the Chiquita board of directors (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Chiquita board of directors dated March 9, 2014), as to, as of March 9, 2014, the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement. See “The Combination — Opinions of Chiquita’s Financial Advisors — Wells Fargo Securities” beginning on page 86 of this proxy statement/prospectus.

After considering the proposed terms of the transaction agreement and the expenses reimbursement agreement and the various presentations from members of Chiquita’s management, its financial and legal advisors, and taking into consideration the matters discussed during that board meeting and prior meetings of the board, including the fact that both Goldman Sachs and Wells Fargo or one of their affiliates is a lender to Chiquita, and the fact that the members of the STC had, at that meeting, recommended that the Chiquita board of directors approve the transaction agreement and the transactions contemplated thereby, the Chiquita board of directors unanimously determined that the transaction agreement and the transactions contemplated by the transaction agreement, including the scheme and the merger, are advisable, will further the strategies and goals of Chiquita and are fair to and in the best interests of Chiquita and its shareholders, approved the transaction agreement and the expenses reimbursement agreement and the transactions contemplated by the transaction agreement, including the scheme and the merger, and resolved to recommend that the Chiquita shareholders vote in favor of the transaction agreement and the merger.

On March 9, 2014, the full Fyffes board of directors held a special telephone meeting. Representatives of Lazard, Arthur Cox and Simpson Thacher were also in attendance at this meeting. The Fyffes board of directors was provided updates with respect to due diligence matters and the resolution of the final open items in the transaction agreement. The Fyffes board of directors was also provided an update regarding Chiquita’s preliminary financial results for the months of January and February, 2014. Following such review, the Fyffes board of directors unanimously reaffirmed its approval of the combination and the entry into the transaction agreements by Fyffes and the performance by Fyffes of its obligations arising under the combination and the transaction agreements and resolved to recommend that the Fyffes shareholders vote in favor of the scheme of arrangement.

Chiquita and Fyffes subsequently executed the definitive transaction agreement and expenses reimbursement agreement, and, on March 10, 2014, Chiquita and Fyffes jointly issued the Rule 2.5 Announcement with respect to the combination.

Recommendation of the Chiquita Board of Directors and Chiquita’s Reasons for the Combination

At its meeting on March 9, 2014, the Chiquita board of directors unanimously approved the transaction agreement and determined that the terms of the combination will further the strategies and goals of Chiquita and are fair to and in the best interests of Chiquita and its shareholders. The Chiquita board of directors unanimously recommends that the shareholders of Chiquita vote “For” the adoption of the transaction agreement and the approval of the merger and “For” the other resolutions at the Chiquita special meeting.

The Chiquita board of directors considered many factors in making its determination that the terms of the combination, including the merger and the scheme, are advisable and will further the strategies and goals of Chiquita and recommending adoption of the transaction agreement by the Chiquita shareholders. In arriving at its determination, the board of directors of Chiquita consulted with Chiquita’s management, legal advisors, financial advisors and other representatives, reviewed a significant amount of information, considered a number of factors in its deliberations and concluded that the combination is likely to result in significant strategic and financial benefits to Chiquita and its shareholders, including:

•	administrative cost savings and enhanced operational cost efficiencies resulting from there being one entity which is larger in size;
•	the generation of at least $40 million in expected annual pre-tax operating synergies by the end of 2016, which are anticipated to be comprised of efficiencies in the areas of fruit utilisation, shipping, port operations, packaging and procurement, as well as in the areas of public company expenses, integration of senior management and administration;
•	the potential for the combination to enhance Chiquita’s ability to compete by creating a combined company with increased scale, a more diversified product portfolio, a stronger financial profile and a broader geographic footprint;
•	the improved ability to service its customers through enhanced operating efficiencies;
•	opportunities to source and deliver produce more efficiently, with greater controlled farm land, more fair trade options and product diversification;
•	the opportunity to combine the best of Chiquita’s and Fyffes management talent, with enhanced functional and geographic expertise;
•	the expected generation of stronger operating cash flow, which is anticipated to permit the combined company to de-lever the combined company balance sheet on an accelerated basis;
•	the anticipated enhanced credit profile of the combined company relative to Chiquita, with increased earnings and cash flow;
•	the expectation that the combination, having regard to anticipated synergies, will be accretive to ChiquitaFyffes on a net income basis no later than the first calendar year following consummation of the combination, which is presently expected to be the year ending on December 31, 2015; and
•	the fact that Chiquita shareholders, as shareholders of ChiquitaFyffes, will be able to participate in the future growth of the combined company and to participate in any premium received on any future sale of the combined company.

These beliefs are based in part on the following factors that the Chiquita board of directors considered:

•	the anticipated market capitalization, improved balance sheet, free cash flow and capital structure of ChiquitaFyffes;
•	the value represented by the expected increased cash flow and earnings improvement of ChiquitaFyffes reflected in the synergies;
•	that Chiquita and Fyffes will be able to consolidate operations and integrate the logistical and administrative aspects of the business;
•	that Fyffes has more extensive operations in distributing certain categories of fresh produce;

•	the fact that the combination will enable Chiquita to share the risks of its business, including the relative volatility in its operating performance that it has experienced in the past;
•	its belief that the financial terms reflected in the transaction agreement were the best terms that Chiquita could have negotiated with Fyffes;
•	that the Chiquita board of directors’ prior efforts in recent years to engage in strategic transactions, as discussed under “The Combination — Background of the Combination” beginning on page 59 of this proxy statement/prospectus, were not successful;
•	that, subject to certain limited exceptions, Fyffes is prohibited from soliciting, participating in any discussion or negotiations, providing information to any third party or entering into any agreement providing for the acquisition of Fyffes;
•	the limited number and nature of the conditions to Fyffes obligation to complete the combination;
•	that Fyffes must reimburse certain of Chiquita’s expenses in connection with the combination in an amount up to 1% of the equity value of Fyffes if the transaction agreement is terminated under the circumstances specified in the expenses reimbursement agreement;
•	the fact that the combination is subject to the adoption of the transaction agreement by the Chiquita shareholders;
•	its belief that, following review, the combination should ultimately receive the required regulatory approvals;
•	its knowledge of Chiquita’s business, operations, financial condition, earnings, strategy and future prospects, including the current and prospective economic environment and increasing competitive burdens and constraints facing Chiquita, including the increasing competition from private label sourcing, which require companies, like Chiquita, to be more cost efficient;
•	its knowledge of Fyffes business, operations, financial condition, earnings, strategy and future prospects and the results of Chiquita’s due diligence review of Fyffes;
•	the financial statements of Fyffes;
•	Goldman Sachs’ financial analysis of the proposed combination and the opinion of Goldman Sachs that, as of March 10, 2014, and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the merger consideration to be paid to the Chiquita shareholders (other than Fyffes and its affiliates) pursuant to the transaction agreement was fair from a financial point of view to such shareholders. See “The Combination — Opinions of Chiquita’s Financial Advisors — Goldman Sachs” beginning on page 79 of this proxy statement/prospectus; and
•	the financial analysis reviewed by Wells Fargo Securities with the Chiquita board of directors and the oral opinion of Wells Fargo Securities to the Chiquita board of directors (which was subsequently confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Chiquita board of directors dated March 9, 2014), as to, as of March 9, 2014, the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement. See “The Combination — Opinions of Chiquita’s Financial Advisors — Wells Fargo Securities” beginning on page 86 of this proxy statement/prospectus.

The Chiquita board of directors weighed these factors against a number of uncertainties, risks and potentially negative factors relevant to the combination, including the following:

•	the possibility that regulatory or governmental authorities might seek to impose unanticipated conditions on or otherwise prevent or delay the consummation of the combination (and that the combination ultimately may not be completed as a result of the conditions imposed by regulatory authorities or otherwise);

•	the fixed exchange ratio will not adjust to compensate for changes in the price of Chiquita common shares or Fyffes ordinary shares prior to the consummation of the combination, and that the terms of the transaction agreement do not include termination rights triggered by a decrease in the value of Fyffes relative to the value of Chiquita;
•	the restrictions on Chiquita’s operations until completion of the combination which could have the effect of preventing Chiquita from pursuing other strategic transactions during the pendency of the transaction agreement as well as taking a number of other actions relating to the conduct of its business without the prior consent of Fyffes;
•	the adverse impact that business uncertainty pending completion of the combination could have on the ability to attract, retain and motivate key personnel until the consummation of the combination;
•	that, subject to certain limited exceptions, Chiquita is prohibited from soliciting, participating in any discussion or negotiations, providing information to any third party or entering into any agreement providing for the acquisition of Chiquita;
•	that Chiquita must reimburse certain of Fyffes expenses in connection with the combination in an amount up to 1% of the equity value of Chiquita if the transaction agreement is terminated under the circumstances specified in the expenses reimbursement agreement;
•	that Chiquita is limited pursuant to Irish law to recovering its expenses from Fyffes in an amount up to 1% of the equity value of Fyffes if the transaction agreement is terminated under the circumstances specified in the expenses reimbursement agreement;
•	the challenges inherent in the combination of two business enterprises of the size and scope of Chiquita and Fyffes, including the possibility that the anticipated cost savings and synergies and other benefits sought to be obtained from the combination might not be achieved in the time frame contemplated or at all or the other numerous risks and uncertainties which could adversely affect ChiquitaFyffes’ operating results;
•	the risk that the combination might not be consummated;
•	that failure to complete the combination could cause Chiquita to incur significant fees and expenses and could lead to negative perceptions among investors, potential investors, employees and customers;
•	the combination is expected to be taxable for U.S. federal income tax purposes to the Chiquita shareholders; and
•	the risks of the type and nature described under the sections entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus.

The Chiquita board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the combination were outweighed by the potential benefits that it expected Chiquita and the Chiquita shareholders would achieve as a result of the combination.

This discussion of the information and factors considered by the Chiquita board of directors includes the principal positive and negative factors considered by the Chiquita board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Chiquita board of directors. In view of the wide variety of factors considered in connection with its evaluation of the combination, and the complexity of these matters, the Chiquita board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the combination and to make its recommendations to the Chiquita shareholders. Rather, the Chiquita board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Chiquita board of directors may have given differing weights to different factors.

Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination

At its meetings on March 7 and March 9, 2014, the members of the Fyffes board of directors unanimously determined that the terms of the combination were fair and reasonable. The Fyffes board of directors unanimously recommends that the shareholders of Fyffes vote in favor of the scheme at the special court-ordered meeting and in favor of all of the other resolutions at the EGM.

In evaluating the transaction agreement and the proposed combination, the Fyffes board of directors consulted with management, as well as Fyffes outside legal counsel and its financial advisor, and considered a number of factors, weighing both perceived benefits of the combination as well as potential risks in connection with the combination.

The Fyffes board of directors considered the following factors that it believes support its determinations and recommendations:

Aggregate Value and Composition of the Consideration

•	that the ChiquitaFyffes consideration had an implied value per Fyffes share of €1.22, based on the closing price of Chiquita shares as of March 7, 2014 (the last trading day prior to announcement of the combination) and a Euro/U.S. dollar exchange rate of 1.39, which value represented a 36% premium to the volume-weighted average trading price of a Fyffes share for the 30 trading day period ended March 30, 2014, and a 38% premium to the Fyffes closing share price on March 7, 2014;
•	that the stock-for-stock combination structure offers Fyffes shareholders the opportunity to participate in the future earnings and growth of the combined company;
•	that the fixed exchange ratio provides certainty to the Fyffes shareholders as to their pro forma percentage ownership of the combined company;

Combination Structure

•	the structure of the combination as a merger of equals, including the governance terms in the merger agreement providing that:
•	the board of directors of the combined company will include equal representation from each of the two companies;
•	Fyffes Chairman, David McCann, will serve as chief executive officer of the combined company;
•	Fyffes Finance Director, Tom Murphy, will serve as chief financial officer of the combined company;
•	Fyffes Chief Operating Officer, Coen Bos, will serve as chief operating officer — fresh fruit of the combined company;

Synergies and Strategic Considerations

•	the potential for Fyffes shareholders, as future ChiquitaFyffes shareholders, to benefit from the expected operational synergies of at least $40 million by the end of 2016;
•	the Fyffes board’s belief, based on current banana volumes, that the combined entity will be the largest banana company globally with annual sales of over 160 million cases;
•	the Fyffes board’s belief that Fyffes and Chiquita’s businesses are a strong strategic fit based upon their complementary activities, respective geographic reach and their industry understanding;
•	the Fyffes board’s expectation that the combined Fyffes and Chiquita knowledge of farming, procurement, shipping, ripening and distribution would position the combined company to build an organization that can operate smoothly and efficiently, encourage growth in its industry, create synergies, satisfy customers’ expectations and generate returns for shareholders;

•	the Fyffes board’s expectation that the combined entity will benefit from greater geographical diversification in its banana, pineapple and melon business;
•	the Fyffes board’s view that the shared core values of Fyffes and Chiquita, including a strong commitment to healthy foods, sustainability and operational excellence, will assist in integration and operating the combined company post-consummation;
•	the increased financial strength of the combined company and the resulting ability to invest in current businesses and future growth opportunities;
•	the Fyffes board’s familiarity with and understanding of Fyffes business, results of operations, financial and market position, and its expectations concerning Fyffes future prospects;
•	information and discussions with Fyffes management regarding Chiquita’s business, results of operations, financial and market position, and Fyffes management’s expectations concerning Chiquita’s future prospects, and historical and current share trading prices and volumes of Chiquita shares;
•	information and discussions regarding the benefits of size and scale of the combined company and the expected pro forma effect of the proposed combination;
•	the advice of Lazard to the Fyffes board of directors that Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination to be fair and reasonable, together with the financial analyses and valuation observations provided by Lazard to the Fyffes board of directors;

Tax-Free Combination

•	that the scheme is expected to be tax-free to Fyffes shareholders for Irish tax purposes;

Risks of Status Quo or Pursuing Other Strategic Alternatives

•	the Fyffes board’s ongoing evaluation of strategic alternatives for maximizing shareholder value over the long term, including senior management’s standalone plan and Fyffes discussions from time to time with Chiquita and other third parties regarding potential business combinations and strategic transactions with such parties, including acquisitions of various sizes, and the potential risks, rewards and uncertainties associated with such alternatives, and the Fyffes board’s belief that the proposed combination with Chiquita was the most attractive option available to Fyffes shareholders;

Likelihood of Completion of the Combination

•	the likelihood that the combination will be consummated, based on, among other things:
•	the nature of the closing conditions to the scheme, including the reciprocal exceptions to the events that would constitute a material adverse effect on either Fyffes or Chiquita for purposes of the transaction agreement, as well as the likelihood of satisfaction of all conditions to completion of the combination;
•	the commitment made by Chiquita and Fyffes to cooperate and use all reasonable endeavors to obtain regulatory clearances, including under the HSR Act, the EC Merger Regulation and any other antitrust laws, including to divest assets or commit to limitations on the conduct of businesses or freedom of action of Fyffes and Chiquita to the extent provided in the transaction agreement, as discussed further under “The Combination — Regulatory Approvals Required” beginning on page 118 of this proxy statement/prospectus;
•	the advice of Fyffes legal counsel concerning the likelihood that regulatory approvals and clearances and Irish High Court approval necessary to consummate the combination would be obtained;

Favorable Terms of the Transaction Agreement and Expenses Reimbursement Agreement

•	the terms and conditions of the transaction agreement and the expenses reimbursement agreement and the course of negotiations of such agreements, including, among other things:

•	the fact that the representations and warranties of Fyffes and Chiquita, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the combination, subject to specific limitations, are generally reciprocal;
•	the ability of the Fyffes board, under certain circumstances, to change its recommendation to Fyffes shareholders concerning the scheme, as further described under “The Transaction Agreement — Covenants and Agreements” beginning on page 140 of this proxy statement/prospectus;
•	the ability of the Fyffes board to terminate the transaction agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including certain rights of Chiquita giving it the opportunity to match the superior proposal), as further described under “The Transaction Agreement — Covenants and Agreements” beginning on page 140 of this proxy statement/prospectus; and
•	the Fyffes board’s belief that the expenses reimbursement payment to be made to Chiquita upon termination of the transaction agreement under specified circumstances, which is capped at one percent (1%) of the equity value of Fyffes, is not likely to significantly deter another party from making a superior acquisition proposal.

Fyffes board of directors also considered a variety of risks and other countervailing factors, including:

Limitations on Fyffes Business Pending Completion of the Combination

•	the restrictions on the conduct of Fyffes business during the pendency of the combination, which may delay or prevent Fyffes from undertaking business opportunities that may arise or may negatively affect Fyffes ability to attract and retain key personnel;
•	the terms of the transaction agreement that restrict Fyffes ability to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction, as further discussed under “The Transaction Agreement — Covenants and Agreements” beginning on page 140 of this proxy statement/prospectus;

Possible Disruption of Fyffes Business

•	the potential for diversion of management and employee attrition and the possible effects of the announcement and pendency of the pending combination on the Fyffes business;

Risks of Delays or Non-Completion

•	the amount of time it could take to complete the combination, including the fact that completion of the combination depends on factors outside of Fyffes control, and that there can be no assurance that the conditions will be satisfied even if the scheme is approved by Fyffes shareholders;
•	the possibility of non-consummation of the combination and the potential consequences of non-consummation, including the potential negative impacts on Fyffes, its business and the trading price of its shares;

Uncertainties Following Completion

•	the difficulty and costs inherent in integrating diverse, global businesses and the risk that the cost savings, synergies and other benefits expected to be obtained as a result of the combination might not be fully or timely realized;

Other Risks

•	the fact that the exchange ratio is fixed, including that Fyffes shareholders could be adversely affected by a decrease in the trading price of Chiquita common shares during the pendency of the transactions and the fact that the transaction agreement does not provide Fyffes with a price-based termination right or other similar protection;

•	the costs to be incurred in connection with the proposed combination; and
•	the risks of the type and nature described under the sections entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus.

In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders. See “Summary — Interests of Certain Persons in the Combination” beginning on page 18 of this proxy statement/prospectus.

The Fyffes board of directors concluded that the uncertainties, risks and potentially negative factors relevant to the combination were outweighed by the potential benefits that it expected Fyffes and the Fyffes shareholders would achieve as a result of the combination.

This discussion of the information and factors considered by the Fyffes board of directors includes the principal positive and negative factors considered by the Fyffes board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the Fyffes board of directors. In view of the wide variety of factors considered in connection with its evaluation of the combination, and the complexity of these matters, the Fyffes board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the combination and to make its recommendations to the Fyffes shareholders. Rather, the Fyffes board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the Fyffes board of directors may have given differing weights to different factors.

Chiquita and Fyffes Unaudited Prospective Financial Information

Neither Chiquita nor Fyffes, as a matter of course, makes public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates.

Chiquita’s Projections

Certain financial forecasts, projections and estimates prepared by the management of Chiquita relating to the future financial performance of Chiquita (“Chiquita’s Chiquita Projections”) and the future financial performance of Fyffes (“Chiquita’s Fyffes Projections” and, together with Chiquita’s Chiquita Projections, “Chiquita’s Projections”) were provided to each of Goldman Sachs and Wells Fargo Securities in connection with the combination, each of which was authorized by Chiquita to use and rely upon Chiquita’s Projections without independent verification. The inclusion of information about Chiquita’s Projections in this proxy statement/prospectus should not be regarded as an indication that any of Fyffes, Chiquita or any recipient of this information considered, or now considers, Chiquita’s Projections to be predictive of actual future results. The information about Chiquita’s Projections included in this proxy statement/prospectus is presented solely because Chiquita’s Projections were provided to the Chiquita board of directors and to Goldman Sachs and Wells Fargo Securities.

Chiquita’s Chiquita Projections rely on numerous estimates and assumptions to derive the projections for net sales and EBITDA. See “Chiquita Profit Forecasts” for a more detailed description of the principal assumptions reflected in Chiquita’s Chiquita Projections for the year ending December 31, 2014. Chiquita’s Chiquita Projections for 2015 and 2016 apply higher level forecast assumptions, including: volume assumptions; price; production costs; fruit and raw product sourcing costs; logistics costs; SG&A and overhead costs; and euro exchange rate. For net sales the primary assumptions are related to pricing, volume, mix (primarily in our salads) and euro exchange rate that combined result in an approximately 3% annual growth rate in net sales for 2015 and 2016, respectively. In determining the assumptions for costs (production costs; fruit and raw product sourcing costs; logistics costs; SG&A and overhead costs; and euro exchange rate), an inflationary assumption is applied and is partially offset by productivity and efficiency gains. This results in average cost increase assumptions that range from approximately 1 – 2%.

In preparing Chiquita’s Fyffes Projections, Chiquita applied a 3% annual growth rate to revenues and applied a range of 3 – 5% growth rate to EBITDA.

Chiquita’s Projections are each subjective in many respects and thus subject to interpretation. While presented with numeric specificity, Chiquita’s Projections reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Chiquita’s or, to the extent known to Chiquita, Fyffes businesses, including the factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus and/or listed or incorporated by reference in this proxy statement/prospectus under the section entitled “Risk Factors” beginning on page 27, all of which are difficult to predict and many of which are beyond Chiquita’s control. Furthermore, Chiquita’s Fyffes Projections were prepared with only very limited access to non-public information relating to Fyffes and, as such, were based on assumptions that may not have been accurate. Chiquita disclaims responsibility for their accuracy and cannot provide any assurance that the assumptions underlying Chiquita’s Fyffes Projections are or were reasonable. Many of the assumptions reflected in Chiquita’s Projections are subject to change and none of Chiquita’s Projections reflect revised prospects for Fyffes or Chiquita’s business, changes in general business or economic conditions or any other transactions or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. Chiquita’s Projections speak as of the date that they were made available to Chiquita’s financial advisors. Chiquita assumes no obligation, except as may be required under the Irish Takeover Rules as it relates to Chiquita “profit forecasts” for 2014 (see “Chiquita Profit Forecast” beginning on page 343 of this proxy statement/prospectus), nor does Chiquita intend, to update or otherwise revise Chiquita’s Projections. There can be no assurance that the results reflected in any of Chiquita’s Projections will be realized or that actual results will not materially vary from Chiquita’s Projections. In addition, since Chiquita’s Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of Chiquita’s Projections in this proxy statement/prospectus should not be relied on as predictive of actual future events nor construed as financial guidance.

Chiquita shareholders are urged to review Chiquita’s most recent SEC filings for a description of risk factors with respect to Chiquita’s businesses. You should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the financial projections and “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus.

Chiquita’s Projections were not prepared with a view toward complying with International Financial Reporting Standards (“IFRS”), U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither Fyffes nor Chiquita’s independent registered public accounting firm have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on Chiquita’s Projections or the achievability of the results reflected in Chiquita’s Projections, and they assume no responsibility for Chiquita’s Projections. The PricewaterhouseCoopers LLP reports incorporated by reference in this proxy statement/prospectus relate to Chiquita’s historical financial information, and the KPMG reports included elsewhere in this proxy statement/prospectus relate to Fyffes historical financial information. They do not extend to the prospective financial information and should not be read to do so. Certain of the financial projections set forth herein, including those for EBITDA, may be considered non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by Chiquita and Fyffes may not be comparable to similarly titled amounts used by other companies.

For the reasons described above, readers of this proxy statement/prospectus are cautioned not to unduly rely on Chiquita’s Projections. Neither Fyffes nor Chiquita has made any representation to Chiquita or Fyffes, as applicable, or any other person in the transaction agreement or otherwise concerning any of Chiquita’s Projections.

The following tables present, subject to the foregoing, a summary of Chiquita’s Chiquita Projections and Chiquita’s Fyffes Projections.

	Chiquita’s Chiquita Projections (in millions, except per share amounts) Fiscal Year Ended December 31,
	2014	2015	2016
Net Sales	$3,225	$3,317	$3,407
EBITDA(1)	$144	$160	$175

	Chiquita’s Fyffes Projections (in millions, except per share amounts) Fiscal Year Ended December 31,
	2014	2015	2016
Revenue(2)	$1,148	$1,183	$1,218
EBITDA(1)	$55	$58	$60

(1)	Non-GAAP measure. For this purpose, EBITDA means earnings before interest, taxes, depreciation and amortization.
(2)	Group revenue excluding share of joint ventures.

The Panel considers certain of the prospective financial information set forth in Chiquita’s Projections and used by Goldman Sachs and Wells Fargo Securities in preparing their financial opinions to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Panel decided to waive the requirement under Rule 28.3 to have these forecasts examined and reported on by Chiquita’s auditors as a result of the following exceptional circumstances:

(i) Chiquita’s Chiquita Projections are included in this proxy statement/prospectus only because such information is required by the SEC to be included in this proxy statement/prospectus;

(ii) the prospective financial information set forth in Chiquita’s Chiquita Projections were not prepared as part of Chiquita’s normal budgeting processes and therefore do not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii) PricewaterhouseCoopers Ireland has confirmed that they would be unable, as reporting accountants, to provide the profit forecast reports required under Rule 28.3 of the Irish Takeover Rules in respect of Chiquita’s Chiquita Projections.

The prospective financial information set forth in Chiquita’s Chiquita Projections will not be reported upon in accordance with Rule 28 of the Irish Takeover Rules. Separately, Chiquita has made a profit forecast for the year ending December 31, 2014 as provided in the “Chiquita Profit Forecast” beginning on page 343 of this proxy statement/prospectus (the “Chiquita Profit Forecast”). Reference is made to that section for additional information required under the Irish Takeover Rules regarding the Chiquita Profit Forecast and you are urged to read that information.

Separately, Fyffes has made a profit forecast regarding fiscal year 2014. See “Fyffes Profit Forecast” beginning on page 346 of this proxy statement/prospectus.

Fyffes Projections

Certain financial forecasts, projections and estimates prepared by the management of Fyffes relating to the future financial performance of Chiquita (the “Fyffes Chiquita Projections”) and the future financial performance of Fyffes (the “Fyffes Fyffes Projections”) were provided to Lazard in connection with the combination. Fyffes authorized Lazard to use and rely upon the Fyffes Projections without independent verification. The inclusion of information about the Fyffes Projections in this proxy statement/prospectus should not be regarded as an indication that any of Fyffes, Chiquita or any recipient of this information considered, or now considers, the Fyffes Projections to be predictive of actual future results. The information about the Fyffes Projections included in this proxy statement/prospectus is presented solely because the Fyffes Projections were provided to the Fyffes board of directors and to Lazard.

Fyffes Fyffes Projections rely on numerous estimates and assumptions and are primarily driven by estimates and assumptions related to volume, price, product mix, product costs, selling, general and administrative expenses and exchange rates. See “Fyffes Profit Forecast” for a more detailed description of the principal assumptions reflected in Fyffes Fyffes Projections. In preparing Fyffes Chiquita Projections, the management of Fyffes made estimates and assumptions with respect to Chiquita’s future sales growth rate, 2014 EBITDA as a percentage of sales and future EBITDA growth rate.

The Fyffes Projections are subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the Fyffes Projections reflect numerous estimates and assumptions that are inherently uncertain with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to the business of Fyffes or, to the extent known to Fyffes, to Chiquita’s business, including the factors described or referenced under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus and/or listed or incorporated by reference in this proxy statement/prospectus under the section entitled “Risk Factors” beginning on page 27, all of which are difficult to predict and many of which are beyond the control of Fyffes. Furthermore, the Fyffes Chiquita Projections were prepared with only very limited access to non-public information relating to Chiquita and, as such, were based on assumptions that may not have been accurate. Fyffes disclaims responsibility for their accuracy and cannot provide any assurance that the assumptions underlying the Fyffes Chiquita Projections are or were reasonable. Many of the assumptions reflected in the Fyffes Projections are subject to change and none of the Fyffes Projections reflect revised prospects for Fyffes or Chiquita’s businesses, changes in general business or economic conditions or any other transactions or event that has occurred or that may occur and that was not anticipated at the time such financial information was prepared. The Fyffes Projections speak as of the date that they were made available to Lazard. Fyffes assumes no obligation, except as may be required under the Irish Takeover Rules as it relates to Fyffes “profit forecasts” for 2014 (see “Fyffes Profit Forecast” beginning on page 346 of this proxy statement/prospectus), nor does Fyffes intend, to update or otherwise revise the Fyffes Projections. There can be no assurance that the results reflected in any of the Fyffes Projections will be realized or that actual results will not materially vary from the Fyffes Projections. In addition, since the Fyffes Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Therefore, the inclusion of the Fyffes Projections in this proxy statement/prospectus should not be relied on as predictive of actual future events nor construed as financial guidance.

You are urged to review the section entitled “Risk Factors” beginning on page 27 of this proxy statement/prospectus for a description of risk factors with respect to the business of Fyffes. You should also read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 48 of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the financial projections and “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus.

The Fyffes Projections were not prepared with a view toward complying with IFRS, U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, neither Fyffes nor Chiquita’s independent registered public accounting firm have compiled, examined, or performed any procedures with respect to the Fyffes Projections, nor have they expressed any opinion or any other form of assurance on the Fyffes Projections or the achievability of the results reflected in the Fyffes Projections, and they assume no responsibility for the Fyffes Projections. The KPMG reports included elsewhere in this proxy statement/prospectus relate to Fyffes historical financial information and the PricewaterhouseCoopers LLP reports incorporated by reference in this proxy statement/prospectus relate to Chiquita’s historical financial information. They do not extend to the prospective financial information and should not be read to do so. Certain of the financial projections set forth herein, including those for EBITDA, may be considered non-U.S. GAAP financial measures. Non-U.S. GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-U.S. GAAP financial measures as used by Chiquita and Fyffes may not be comparable to similarly titled amounts used by other companies.

For the reasons described above, readers of this proxy statement/prospectus are cautioned not to unduly rely on the Fyffes Projections. Neither Chiquita nor Fyffes has made any representation to Fyffes or Chiquita, as applicable, or any other person in the transaction agreement or otherwise concerning any of the Fyffes Projections.

The following tables present, subject to the foregoing, a summary of the Fyffes Fyffes Projections and the Fyffes Chiquita Projections.

	Fyffes Fyffes Projections
	(in millions)
	Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Revenue(1)	€861	€887	€913	€941	€969	€998	€1,028	€1,059	€1,090	€1,123
EBITDA(2)	€38	€39	€41	€42	€43	€44	€46	€47	€48	€50

	Fyffes Chiquita Projections
	(in millions)
	Fiscal Year Ended December 31,
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Net Sales	$3,149	$3,244	$3,341	$3,441	$3,544	$3,651	$3,760	$3,873	$3,989	$4,109
EBITDA(2)	$130	$141	$151	$162	$172	$183	$193	$204	$214	$225

(1)	Group revenue excluding share of joint ventures.
(2)	Non-GAAP measure. For this purpose, EBITDA means earnings before interest, taxes, depreciation and amortization.

The Panel considers certain of the prospective financial information set forth in the Fyffes Projections and used by Lazard in preparing its advice to be profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules. However, the Panel decided to waive the requirement under Rule 28.3 to have these forecasts examined and reported on by the auditors of Fyffes as a result of the following exceptional circumstances:

(i) the Fyffes Fyffes Projections are included in this proxy statement/prospectus only because such information is required by the SEC to be included in this proxy statement/prospectus;

(ii) the prospective financial information set forth in the Fyffes Fyffes Projections were not prepared as part of Fyffes normal budgeting processes and, except as provided in the “Fyffes Profit Forecast” beginning on page 346 of this proxy statement/prospectus, therefore do not meet the exacting criteria of profit forecasts within the meaning of Rule 28 of the Irish Takeover Rules; and

(iii) KPMG has confirmed that they would be unable, as reporting accountants, to provide the profit forecast reports required under Rule 28.3 of the Irish Takeover Rules in respect of the Fyffes Projections.

The prospective financial information set forth in the Fyffes Projections will not be reported upon in accordance with Rule 28 of the Irish Takeover Rules. Separately, Fyffes has made a profit forecast for the year ending December 31, 2014 as provided in the “Fyffes Profit Forecast” beginning on page 346 of this proxy statement/prospectus (the “Fyffes Profit Forecast”). Reference is made to that section for additional information required under the Irish Takeover Rules regarding the Fyffes Profit Forecast and you are urged to read that information.

Separately, Chiquita has made a profit forecast regarding fiscal year 2014. See “Chiquita Profit Forecast” beginning on page 343 of this proxy statement/prospectus.

Opinions of Chiquita’s Financial Advisors

Goldman Sachs

Goldman Sachs delivered its opinion to Chiquita’s board of directors that, as of March 10, 2014 and based upon and subject to the factors and assumptions set forth therein, the merger consideration pursuant to the transaction agreement was fair from a financial point of view to the holders (other than Fyffes and its affiliates) of Chiquita common shares.

The full text of the written opinion of Goldman Sachs, dated March 10, 2014, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided its opinion for the information and assistance of Chiquita’s board of directors in connection with its consideration of the combination. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of Chiquita common shares should vote with respect to the combination or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the transaction agreement;
•	the announcement of the combination pursuant to Rule 2.5 of the Takeover Rules;
•	the expenses reimbursement agreement;
•	annual reports to shareholders and Annual Reports on Form 10-K of Chiquita for the five years ended December 31, 2013;
•	annual reports and accounts of Fyffes for the four years ended December 31, 2012 and a draft, dated as of February 21, 2014, of the annual report and accounts of Fyffes for the year ended December 31, 2013;
•	certain publicly available research analyst reports for Chiquita and Fyffes;
•	certain internal financial analyses and forecasts for Chiquita and certain financial analyses and forecasts for Fyffes, in each case, prepared by Chiquita management and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “Forecasts”);
•	certain cost savings and operating synergies projected by Chiquita management to result from the combination and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “Synergies”); and
•	certain net operating loss utilization forecasts for Chiquita on a standalone basis and following consummation of the combination, prepared by Chiquita management and approved for Goldman Sachs’ use by Chiquita (which we refer to in this section as the “NOL Forecasts”).

Goldman Sachs also held discussions with members of the senior managements of Chiquita and Fyffes regarding their assessment of the past and current business operations, financial condition and future prospects of Fyffes and with the members of senior management of Chiquita regarding their assessment of the past and current business operations, financial condition and future prospects of Chiquita and the strategic rationale for, and the potential benefits of, the combination; reviewed the reported price and trading activity for the Chiquita common shares and Fyffes ordinary shares; compared certain financial and stock market information for Chiquita and Fyffes with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with Chiquita’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Chiquita’s consent that the Forecasts, the Synergies and the NOL Forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Chiquita. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Chiquita, Fyffes or ChiquitaFyffes or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs has assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the combination will be obtained without any adverse effect on Chiquita, Fyffes or ChiquitaFyffes or on the expected benefits of the combination in any way meaningful to its analysis. Goldman

Sachs has assumed that the combination will be consummated on the terms set forth in the transaction agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Chiquita to engage in the combination, or the relative merits of the combination as compared to any strategic alternatives that may be available to Chiquita; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Fyffes and its affiliates) of Chiquita common shares, as of the date of the opinion, of the merger consideration pursuant to the transaction agreement. Goldman Sachs does not express any view on, and its opinion does not address, any other term or aspect of the transaction agreement or combination or any term or aspect of any other agreement or instrument contemplated by the transaction agreement or entered into or amended in connection with the combination, including the fairness of the combination to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Chiquita; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Chiquita, or class of such persons, in connection with the combination, whether relative to the merger consideration pursuant to the transaction agreement or otherwise. Goldman Sachs does not express any opinion as to the prices at which the shares of ChiquitaFyffes will trade at any time or as to the impact of the combination on the solvency or viability of Chiquita, Fyffes or ChiquitaFyffes or the ability of Chiquita, Fyffes or ChiquitaFyffes to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to Chiquita’s board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 7, 2014, the last trading day prior to the date on which Chiquita’s board of directors adopted the transaction agreement, and is not necessarily indicative of current market conditions.

Implied Ownership of ChiquitaFyffes Based on Historical Stock Price Performance Analysis.  Goldman Sachs reviewed the closing prices of Chiquita common shares and Fyffes ordinary shares on March 7, 2014 and the historical volume-weighted average trading prices of Chiquita common shares and Fyffes ordinary shares for the one-year period ended March 7, 2014, including for the thirty-day and ninety-day trading periods ended March 7, 2014, respectively. Goldman Sachs used these closing prices and historical volume-weighted average trading prices to derive implied exchange ratios of the price of Fyffes ordinary shares divided by the price of Chiquita common shares, and then applied these exchange ratios to the number of fully diluted outstanding shares of Chiquita and Fyffes of approximately 49.87 million and 309.48 million, respectively, to calculate the implied pro forma ownership of Chiquita shareholders in ChiquitaFyffes. The Fyffes volume-weighted average price analysis assumes historical spot exchange rates.

This analysis indicated that Chiquita shareholders’ implied ownership in ChiquitaFyffes represented:

•	a 58.6% Chiquita shareholders’ implied ownership stake in ChiquitaFyffes based on the closing prices of $10.84 per Chiquita common share and $1.23 per share of Fyffes ordinary shares as of March 7, 2014 (an implied exchange ratio of 0.1139);
•	a 58.9% Chiquita shareholders’ implied ownership stake in ChiquitaFyffes based on the volume weighted average prices of $10.90 per Chiquita common share and $1.23 per share of Fyffes ordinary shares for the thirty-day period ended on March 7, 2014 (an implied exchange ratio of 0.1127); and
•	a 59.4% Chiquita shareholders’ implied ownership stake in ChiquitaFyffes based on the volume weighted average prices of $10.73 per Chiquita common share and $1.18 per share of Fyffes ordinary shares for the ninety-day period ended on March 7, 2014 (an implied exchange ratio of 0.1102).

Goldman Sachs compared these results to the implied pro forma ownership of ChiquitaFyffes by former Chiquita shareholders following the consummation of the combination based on the scheme consideration and the merger consideration of 50.7%.

Contribution Analysis.  Goldman Sachs calculated illustrative pro forma relative contributions of Chiquita and Fyffes to ChiquitaFyffes with respect to revenue and estimated earnings before interest, taxes and depreciation and amortization (which we refer to in this section as EBITDA) based on Chiquita public filings and Fyffes public filings for 2013 and the Forecasts for 2014 and 2015. Goldman Sachs derived implied pro forma equity contributions of Chiquita and Fyffes from such illustrative pro forma relative revenue and pro forma relative EBITDA contributions by adjusting for Chiquita’s net debt of approximately $614 million as of December 31, 2013 (including for the face value of Chiquita’s convertible debt) and Fyffes net cash of approximately $0.6 million as of December 31, 2013. In addition, Goldman Sachs calculated implied enterprise values of Chiquita and Fyffes at a contribution-weighted average of the respective revenue multiples and EBITDA multiples for Chiquita and Fyffes. Goldman Sachs then derived implied equity values for Chiquita and Fyffes by adjusting for Chiquita’s net debt of approximately $614 million as of December 31, 2013 (including for the face value of Chiquita’s convertible debt) and Fyffes’ net cash of approximately $0.6 million as of December 31, 2013. Goldman Sachs then divided the implied equity values of Chiquita and Fyffes by the number of outstanding Chiquita common shares and Fyffes ordinary shares, respectively, per the treasury stock method, to calculate implied share prices. Finally, Goldman Sachs calculated the implied exchange ratio by dividing the implied share price of Fyffes ordinary shares by the implied share price of Chiquita common shares and then applied this exchange ratio to the number of fully diluted outstanding shares of Chiquita of approximately 49.87 million and then used the number of fully diluted outstanding shares of Chiquita and Fyffes of approximately 49.87 million and 309.48 million, respectively, to calculate the implied pro forma ownership of ChiquitaFyffes by former Chiquita shareholders following the consummation of the combination.

The following table presents the results of this analysis:

				Implied Multiple	Contribution		Implied Equity Contribution		Implied Exchange Ratio	Chiquita Ownership
	Chiquita	Fyffes	Combined		Chiquita	Fyffes	Chiquita	Fyffes
Revenue
FY2013E	$3,057	$1,160	$4,217	0.4x	72.5%	27.5%	53.7%	46.3%	0.139x	53.7%
FY2014E	3,225	1,148	4,373	0.3x	73.7%	26.3%	55.8%	44.2%	0.128x	55.8%
FY2015E	3,317	1,183	4,499	0.3x	73.7%	26.3%	55.8%	44.2%	0.128x	55.7%
EBITDA
FY2013E	$118	$56	$174	8.7x	67.7%	32.3%	45.6%	54.4%	0.191x	45.8%
FY2014E	144	55	199	7.6x	72.4%	27.6%	53.6%	46.4%	0.140x	53.6%
FY2015E	160	58	217	7.0x	73.5%	26.5%	55.4%	44.6%	0.130x	55.3%

Goldman Sachs compared these results to the pro forma ownership of ChiquitaFyffes by former Chiquita and Fyffes shareholders following the consummation of the combination based on the scheme consideration and the merger consideration of 50.7% and 49.3%, respectively.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial and stock market information and public market multiples for Chiquita to corresponding financial and stock market information and public market multiples for the following publicly traded corporations in the agriculture and production industry:

•	Fyffes
•	Fresh Del Monte Produce Inc.
•	Dole Food Company, Inc.

Although none of the selected companies is directly comparable to Chiquita, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Chiquita.

The financial and stock market information and public market multiples for Chiquita and the selected companies were based on information Goldman Sachs obtained from publicly available historical data and Institutional Brokers’ Estimate System, or “IBES,” estimates. The multiples were calculated using the applicable closing market prices, and in the case of the 10 year median multiples, the applicable 10 year range of closing market prices, as of March 7, 2014.

With respect to Chiquita and the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of estimated 2014 EBITDA for each of Chiquita, Fyffes and Fresh Del Monte;
•	enterprise value as a multiple of estimated 2015 EBITDA for each of Chiquita, Fyffes and Fresh Del Monte;
•	enterprise value as a multiple of the median of the last twelve months EBITDA estimates over the last 10 years for each of Chiquita, Fyffes, Fresh Del Monte and Dole; and
•	enterprise value as a multiple of the median of the one-year forward EBITDA estimates over the last 10 years for each of Chiquita, Fyffes, Fresh Del Monte and Dole.

For purposes of these calculations, Goldman Sachs calculated an implied equity value for each company derived by multiplying the number of fully diluted outstanding shares or 10 year range of the number of fully diluted outstanding shares, as applicable, of that company as reported in its public filings by the company’s closing share price or 10 year range of closing share prices, as applicable, as of March 7, 2014. By adding the net debt amount of each company as reported in its public filings to the equity value or 10 year range of net debt amounts, as applicable, of such company derived from the foregoing calculations, Goldman Sachs determined an implied enterprise value for each company. The following table presents the results of these calculations:

			Selected Companies
EBITDA Multiple	Chiquita	Fyffes	Fresh Del Monte	Dole
2014E	6.6x	7.0x	8.8x	—
2015E	6.3x	6.8x	7.5x	—
10 Year Median Last Twelve Months	7.7x	5.7x	7.8x	7.7x
10 Year Median One-Year Forward	6.9x	5.6x	7.1x	5.6x
Enterprise Value	$1,143	$372	$1,806	—
EBITDA
2014E	$173	$53	$206	—
2015E	$181	$54	$242	—

Illustrative Present Value of Future Stock Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future share price of Chiquita, which is designed to provide an indication of the present value of a theoretical future value of a Chiquita’s equity as a function of Chiquita’s estimated future EBITDA and its assumed EBITDA trading multiple. For this analysis, Goldman Sachs used the Forecasts for fiscal years 2014 through 2016 for Chiquita as a standalone company and for ChiquitaFyffes, in the latter case including the Synergies.

Goldman Sachs calculated implied per share values for the common shares of Chiquita as a standalone company and for the ordinary shares of ChiquitaFyffes for each of the fiscal years 2014, 2015 and 2016. Goldman Sachs applied an enterprise value to EBITDA multiple for Chiquita of 6.6x (calculated by dividing Chiquita’s enterprise value as of March 7, 2014 by the IBES estimate of Chiquita’s 2014 EBITDA as of March 7, 2014) to the estimated EBITDA of Chiquita for each of the fiscal years 2014, 2015 and 2016, respectively, provided in the Forecasts. Goldman Sachs applied an enterprise-value weighted average EBITDA multiple for ChiquitaFyffes of 6.7x to the estimated EBITDA of ChiquitaFyffes for each of the fiscal years 2014, 2015 and 2016, respectively, provided in the Forecasts and including the Synergies. Goldman Sachs then discounted those values to March 7, 2014, using an illustrative discount rate of 12.0%, reflecting an estimate of the cost of equity for each of Chiquita and ChiquitaFyffes. This analysis resulted in a range of implied present values per share of $6.89 to $10.51 for Chiquita as a standalone company and $9.96 to $11.42 for ChiquitaFyffes.

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Synergies to calculate a range of implied present values of the Synergies per Chiquita common share, based on the Synergies for each of the calendar years 2014, 2015 and 2016 and illustrative terminal values of the Synergies as of the end of the year 2016, calculated using illustrative multiples ranging from 6.5x to 7.5x as applied to the estimated annual synergies of $40 million per year after 2016 per the Synergies. Goldman Sachs discounted the Synergies for each of the calendar years 2014, 2015 and 2016 and the range of illustrative terminal values of the Synergies to present values as of February 28, 2014, using discount rates ranging from 8.5% to 9.5%, representing estimates of ChiquitaFyffes’ weighted average cost of capital. Goldman Sachs then divided the range of present values of the Synergies by the pro forma number of ChiquitaFyffes shares, calculated per the treasury stock method and based on the scheme consideration and the merger consideration, to calculate a range of implied present values of Synergies per Chiquita common share of $2.30 to $2.63.

Goldman Sachs performed an illustrative discounted cash flow analysis using the Forecasts for Chiquita as a standalone company and for ChiquitaFyffes on a pro forma basis (including the Synergies) by using free cash flows for the years 2014, 2015 and 2016, assuming no cash taxes through 2016 per Chiquita management guidance, and illustrative terminal values as of the end of year 2016 calculated based on last twelve months enterprise value to EBITDA multiples ranging from 6.5x to 7.5x as applied to Chiquita’s estimated 2016 EBITDA and ChiquitaFyffes’ estimated 2016 EBITDA, respectively. Goldman Sachs then discounted the free cash flows and ranges of illustrative terminal values to present values as of February 28, 2014, using discount rates ranging from 8.5% to 9.5%, representing estimates of the weighted average cost of capital of Chiquita as a standalone company and of ChiquitaFyffes on a pro forma basis, to calculate a range of illustrative enterprise values. Goldman Sachs then subtracted Chiquita’s net debt as of December 31, 2013 (including the face value of Chiquita’s convertible debt) from the range of illustrative enterprise values for Chiquita as a standalone company and then divided the resulting difference by the outstanding number of Chiquita common shares per the treasury stock method to calculate an illustrative range of per-share values of Chiquita as a standalone company. Goldman Sachs also subtracted Chiquita’s net debt as of December 31, 2013 (including the face value of Chiquita’s convertible debt) and Fyffes net debt as of December 31, 2013 from the range of illustrative enterprise values for ChiquitaFyffes and then divided the resulting difference by the pro forma number of ChiquitaFyffes shares, calculated per the treasury stock method and based on the scheme consideration and the merger consideration, to calculate an illustrative range of per-share values of ChiquitaFyffes on a pro forma basis. Finally, Goldman Sachs compared the aforementioned illustrative ranges to calculate an illustrative range of premia per-share of ChiquitaFyffes on a pro forma basis to Chiquita as a standalone company. The following table presents the results of this analysis:

Illustrative per-share value indications
Chiquita standalone	$10.04 – $13.35
ChiquitaFyffes on a pro forma basis	$11.27 – $13.92
Premium to Chiquita standalone	4.2% – 12.3%

Goldman Sachs then performed an illustrative discounted cash flow analysis on Fyffes, using the Forecasts, to determine an illustrative range of Fyffes implied present values using free cash flows for the years 2014, 2015 and 2016, and illustrative terminal values as of the end of year 2016 calculated based on last twelve months EBITDA multiples ranging from 6.0x to 7.0x as applied to estimated EBITDA for 2016 as provided in the Forecasts. Goldman Sachs then discounted the free cash flows and ranges of illustrative terminal values to present values as of February 28, 2014, using discount rates ranging from 8.5% to 9.5%, representing estimates of Fyffes weighted average cost of capital, to calculate a range of illustrative enterprise values for Fyffes. Goldman Sachs then subtracted Fyffes net debt as of December 31, 2013 from the range of illustrative enterprise values for Fyffes and added that resulting range of illustrative values to the range of illustrative present values of the Synergies. Goldman Sachs then calculated a range of premium to purchase price values by dividing the illustrative range of combined present values of the Synergies and Fyffes by an implied purchase price of $516 million calculated based on the merger consideration, the scheme consideration, the share count of Fyffes calculated per the treasury stock method and the closing price of the Chiquita common shares as of March 7, 2014. The following table presents the results of this analysis:

Illustrative DCF value indications
Synergies	$222 – $254
Fyffes	$367 – $424
Synergies + Fyffes	$589 – $678
Premium to purchase price	14.2% – 31.5%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Chiquita or Fyffes or the combination.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to Chiquita’s board of directors as to the fairness from a financial point of view of the merger consideration pursuant to the transaction agreement to the holders (other than Fyffes and its affiliates) of Chiquita common shares. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Chiquita, Fyffes, ChiquitaFyffes or Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arms-length negotiations between Chiquita and Fyffes and was approved by Chiquita’s board of directors. Goldman Sachs provided advice to Chiquita during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to Chiquita, Chiquita’s board of directors or that any specific exchange ratio constituted the only appropriate exchange ratio for the combination.

As described above, Goldman Sachs’ opinion to Chiquita’s board of directors was one of many factors taken into consideration by Chiquita’s board of directors in making its determination to approve the transaction agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Chiquita, Fyffes and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the transaction agreement. Goldman Sachs acted as financial advisor to Chiquita in connection with, and participated in certain of the negotiations leading to, the combination. Goldman Sachs expects to receive fees for its services in connection with the combination, the principal portion of which is contingent upon consummation of the combination, and Chiquita has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of Goldman Sachs’ engagement. Goldman Sachs also has provided certain financial advisory and/or underwriting services to Chiquita and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of Chiquita’s 7.785% Senior Secured Notes due 2021 (aggregate principal amount $425 million) in January 2013. During the two year period ended March 10, 2014, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and/or underwriting services provided directly to Chiquita and/or to its affiliates of approximately $1.5 million. During the two year period ended March 10, 2014, Goldman Sachs has not been engaged by Fyffes or its affiliates to provide financial advisory and/or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Chiquita, Fyffes, ChiquitaFyffes and their respective affiliates which the Investment Banking Division of Goldman Sachs may receive compensation.

Chiquita’s board of directors selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm that has substantial experience in transactions similar to the combination. Pursuant to a letter agreement, dated June 15, 2012, as extended on November 18, 2013, Chiquita engaged Goldman Sachs to act as financial advisor in connection with the combination. Pursuant to the terms of this engagement letter, Chiquita has agreed to pay Goldman Sachs a transaction fee of approximately $4 million, the principal portion of which is contingent upon consummation of the combination. In addition, Chiquita has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Wells Fargo Securities

On March 9, 2014, Wells Fargo Securities rendered its oral opinion to the Chiquita board of directors (which was confirmed in writing by delivery of Wells Fargo Securities’ written opinion addressed to the Chiquita board of directors dated March 9, 2014), as to, as of March 9, 2014, the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement. For purposes of its analyses and opinion, Wells Fargo Securities evaluated the fairness of the merger consideration in the merger pursuant to the transaction agreement after giving effect to the scheme.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement and did not address any other terms, aspects or implications of the combination or any agreements, arrangements or understandings entered into in connection therewith or otherwise. The summary of Wells Fargo Securities’ opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex F to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wells Fargo Securities in connection with the preparation of its opinion. However, neither Wells Fargo Securities’ opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, a recommendation as to or otherwise address how the members of the Chiquita board of directors, the holders of Chiquita common shares or any other person should vote or act in respect to any matter relating to the combination or otherwise.

For purposes of its analyses and opinion, Wells Fargo Securities, with Chiquita’s agreement, assumed that (i) ChiquitaFyffes was a newly formed company incorporated in Ireland and, except as would not be material to its analyses or opinion, immediately following the consummation of the combination the only assets and liabilities of ChiquitaFyffes would be the consolidated assets and liabilities of Chiquita and Fyffes immediately prior to the consummation of the combination; (ii) all of the issued Fyffes ordinary shares would be subject to the scheme and would be exchanged for the ChiquitaFyffes consideration in the scheme; (iii) all of the issued and outstanding Chiquita common shares would be converted into the right to receive the merger consideration in the merger; and (iv) immediately following the consummation of the combination, the issued capital of ChiquitaFyffes would solely consist of the ChiquitaFyffes ordinary shares issued in the scheme and the merger.

In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed a draft, dated March 9, 2014, of the transaction agreement;
•	reviewed certain publicly available information relating to Chiquita and Fyffes;
•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of Chiquita furnished to or discussed with Wells Fargo Securities by the management of Chiquita, including financial forecasts, projections and estimates relating to the future financial performance of Chiquita as prepared by the management of Chiquita, which we refer to as “Chiquita’s Chiquita Projections”;
•	reviewed certain business and financial information relating to the business, operations and financial condition of Fyffes furnished to Wells Fargo Securities by or on behalf of Fyffes;
•	reviewed certain financial forecasts, projections and estimates relating to the future financial performance of Fyffes as prepared by the management of Chiquita, which we refer to as “Chiquita’s Fyffes Projections”;
•	reviewed certain forecasts and estimates of the potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the combination, as prepared by the management of Chiquita, which we refer to as the “Synergies”;
•	reviewed certain estimates prepared by the management of Chiquita with respect to Chiquita’s net operating loss tax carryforwards, which we refer to as the “Chiquita NOLs,” and estimates approved for Wells Fargo Securities’ use by the management of Chiquita regarding Chiquita’s ability to utilize such Chiquita NOLs to achieve future tax savings on a standalone basis without giving effect to the combination, which we refer to as the “Estimated Chiquita Standalone NOL Tax Savings”;
•	discussed the business, operations, financial condition and prospects of Chiquita and Fyffes and the combination with members of the management of Chiquita;
•	compared certain business, financial and other information regarding Chiquita and Fyffes with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that Wells Fargo Securities deemed relevant;
•	reviewed the current and historical market prices and trading activity of Fyffes ordinary shares and Chiquita common shares and the current and historical market prices and trading activity of certain publicly traded equity securities of other companies that Wells Fargo Securities deemed relevant;

•	reviewed the publicly available financial terms of certain other business combinations and other transactions that Wells Fargo Securities deemed relevant; and
•	conducted such other financial studies, analyses and investigations and considered such other information and factors as Wells Fargo Securities deemed appropriate.

In connection with its review, Wells Fargo Securities assumed and relied upon the accuracy and completeness of all of the financial and other information provided or otherwise made available to it, discussed with or reviewed by it, or that was publicly available, and Wells Fargo Securities did not independently verify the accuracy or completeness of any such information. With respect to Chiquita’s Chiquita Projections, Wells Fargo Securities was advised by Chiquita, and Wells Fargo Securities assumed, that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of Chiquita as to the future financial performance of Chiquita. With respect to Chiquita’s Fyffes Projections, Wells Fargo Securities was advised by Chiquita, and Wells Fargo Securities assumed, that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of Chiquita as to the future financial performance of Fyffes. With respect to the estimated Synergies, Wells Fargo Securities was advised by Chiquita, and Wells Fargo Securities assumed, that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of Chiquita with respect to the potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the combination and assumed that the Synergies would be realized in the amounts and the time periods indicated thereby. With respect to the Chiquita NOLs and the Estimated Chiquita Standalone NOL Tax Savings, Wells Fargo Securities was advised by Chiquita, and at its direction Wells Fargo Securities assumed, that they were reasonably prepared and reflected the best currently available estimates, judgments and assumptions of the management of Chiquita with respect to the Chiquita NOLs and the Estimated Chiquita Standalone NOL Tax Savings and assumed that the Estimated Chiquita Standalone NOL Tax Savings would be realized in the amounts and the time periods indicated thereby. Management of Chiquita advised Wells Fargo Securities that Chiquita’s Chiquita Projections, Chiquita’s Fyffes Projections, the Synergies, the Chiquita NOLs and the Estimated Chiquita Standalone NOL Tax Savings were a reasonable basis on which to evaluate Chiquita, Fyffes and the combination and authorized Wells Fargo Securities to use and rely upon such forecasts, projections and estimates for purposes of its analyses and opinion. Wells Fargo Securities assumed no responsibility for, and expressed no view or opinion as to, any such forecasts, projections or estimates or the judgments or assumptions upon which they were based. Wells Fargo Securities also assumed that there had been no material changes in the business, operations, financial condition and prospects of Chiquita or Fyffes since the respective dates of the most recent financial statements and other information provided to it. In arriving at its opinion, Wells Fargo Securities did not conduct any physical inspection of any of the properties or assets, and other than the Synergies, the Chiquita NOLs and the Estimated Chiquita Standalone NOL Tax Savings, was not provided with any evaluations or appraisals of any of the assets or liabilities (contingent or otherwise), of Chiquita or Fyffes, nor did Wells Fargo Securities make any determination as to the solvency of any party to the scheme or merger or any other person or the fair value of any of their assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

In rendering its opinion, Wells Fargo Securities with Chiquita’s consent assumed that the final form of the transaction agreement, when signed by the parties thereto, would not differ from the draft reviewed by it, that the combination would be consummated in accordance with the transaction agreement and in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the combination, no delays, limitations, restrictions or conditions would be imposed that would be material to its analyses or opinion. Furthermore, Wells Fargo Securities was advised and assumed that the scheme would qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code for U.S. federal income tax purposes. Wells Fargo Securities did not investigate or otherwise evaluate, and its opinion did not address, the potential effects of the combination or any related actions or transactions, including the incorporation of ChiquitaFyffes in Ireland, on the credit ratings of Chiquita, Fyffes or ChiquitaFyffes, the Estimated Chiquita Standalone NOL Tax Savings, the foreign, federal, state or other taxes or tax rates payable by Chiquita, Fyffes or ChiquitaFyffes or any regulatory or other fees and expenses payable by Chiquita, Fyffes or ChiquitaFyffes and, with the consent of management of Chiquita, assumed that, except as would not be material to its analyses or opinion, such credit ratings, the Estimated Chiquita Standalone NOL Tax Savings, such taxes and tax rates and such regulatory and other fees and expenses would not be adversely affected by or after giving effect to the combination or any related actions or transactions. Wells Fargo Securities’ opinion was necessarily based on economic, market, financial and other conditions existing, and information made available to it, as of the date of the opinion. Although subsequent developments may affect its opinion, Wells Fargo Securities does not have any obligation to update, revise or reaffirm its opinion.

Wells Fargo Securities’ opinion only addressed the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement and did not address any other terms, aspects or implications of the combination or any agreements, arrangements or understandings entered into in connection therewith or otherwise. In addition, other than assuming that the scheme would be consummated immediately prior to the merger, its opinion did not address or otherwise take into account any terms, aspects or implications of the scheme or the structure of the combination or any fees or expenses incurred as a result thereof. Furthermore, Wells Fargo Securities’ opinion did not address (i) other than to the extent the scheme is assumed to occur prior to the merger, the fairness of the ChiquitaFyffes consideration to any participant in the combination or any of their respective security holders, (ii) the fairness of the ChiquitaFyffes consideration relative to the merger consideration or (iii) the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the combination, or class of such persons, relative to the ChiquitaFyffes consideration, the merger consideration or otherwise. Wells Fargo Securities did not provide any advice or opinion as to matters that require legal, regulatory, accounting, insurance, tax, employment compensation, environmental or other similar professional advice. Wells Fargo Securities assumed that such advice or opinions had been or would be obtained from the appropriate professional sources. Furthermore, Wells Fargo Securities, with Chiquita’s agreement, relied upon the assessments by Chiquita and its advisors, as to all legal, regulatory, accounting, insurance, tax, employment compensation, environmental and other similar professional matters with respect to Chiquita, Fyffes and the combination. Wells Fargo Securities was not requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, Fyffes or any other person or with respect to the combination or any alternatives to the combination. Wells Fargo Securities’ opinion did not address the merits of the underlying decision by the Chiquita board of directors or Chiquita to enter into the transaction agreement or the relative merits of the combination as compared with alternative business strategies or transactions that might be available to Chiquita. Wells Fargo Securities’ opinion does not constitute a recommendation as to or otherwise address how the members of the Chiquita board of directors, the holders of Chiquita common shares or any other person should vote or act in respect to any matter relating to the combination or otherwise. Wells Fargo Securities did not express any opinion as to what the value of ChiquitaFyffes ordinary shares actually would be when issued pursuant to the scheme or the merger or the price or range of prices at which Chiquita common shares, Fyffes ordinary shares or ChiquitaFyffes ordinary shares may be purchased or sold at any time. Wells Fargo Securities assumed that the ChiquitaFyffes ordinary shares to be issued in the merger to the holders of Chiquita common shares would be listed on the New York Stock Exchange.

Under the terms of its engagement, neither Wells Fargo Securities’ opinion nor any other advice or services rendered by it in connection with the proposed combination or otherwise, should be construed as creating, and Wells Fargo Securities will not be deemed to have, any fiduciary, agency or similar duty to the Chiquita board of directors, Chiquita, Fyffes, ChiquitaFyffes, any security holder or creditor of Chiquita, Fyffes or ChiquitaFyffes or any other person, regardless of any prior or ongoing advice or relationships. Under the terms of its engagement, Wells Fargo Securities was retained by Chiquita as an independent contractor and the opinion and other advice rendered by Wells Fargo Securities were provided solely for the use and benefit of the Chiquita board of directors (in its capacity as such) in connection with its consideration of the proposed combination. As a matter of state law, Wells Fargo Securities believes the opinion and other advice of Wells Fargo Securities may not be used or relied upon by any other person without its prior written consent. See e.g., Joyce v. Morgan Stanley, 538 F.3d 797 (7th Cir. 2008); HA2003 Liquidating Trust v. Credit Suisse Secs. (USA) LLC, 517 F.3d 454 (7th Cir. 2008); and Collins v. Morgan Stanley Dean Witter, 224 F.3d 496 (5th Cir. 2000). By limiting the foregoing statement to matters of state law, Wells Fargo is not, and should not be deemed to be, admitting that Wells Fargo Securities has any liability to any persons with respect to its advice or opinion under the federal securities laws. Furthermore such statement is not intended to affect the rights and responsibilities of the Chiquita board of directors under governing state law or the federal securities laws. Any claims under the federal securities laws against Wells Fargo Securities or the Chiquita board of directors will be subject to adjudication by a court of competent jurisdiction.

In preparing its opinion to the Chiquita board of directors, Wells Fargo Securities performed a variety of analyses, including those described below. The summary of Wells Fargo Securities’ analyses is not a complete description of the analyses underlying Wells Fargo Securities’ opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Wells Fargo Securities’ opinion nor its underlying analyses is readily susceptible to summary description. Wells Fargo Securities arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Wells Fargo Securities believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Wells Fargo Securities’ analyses and opinion.

In performing its analyses, Wells Fargo Securities considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Wells Fargo Securities’ analyses for comparative purposes is identical to Chiquita, Fyffes or the proposed combination and an evaluation of the results of those analyses is not entirely mathematical. The financial analyses performed by Wells Fargo Securities were performed for analytical purposes only, were not intended to be and should not be construed as actual valuations or appraisals of Chiquita or Fyffes or their respective equity securities and are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Wells Fargo Securities did not make separate or quantifiable judgments regarding individual analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Chiquita and Fyffes. Much of the information used in, and accordingly the results of, Wells Fargo Securities’ analyses are inherently subject to substantial uncertainty.

Wells Fargo Securities’ opinion was only one of many factors considered by the Chiquita board of directors in evaluating the proposed combination. Neither Wells Fargo Securities’ opinion nor its analyses were determinative of the merger consideration, the ChiquitaFyffes consideration or of the views of the Chiquita board of directors or management with respect to the combination, the merger consideration or the ChiquitaFyffes consideration. The type and amount of consideration payable in the combination were determined through negotiation between Chiquita and Fyffes, and the decision to enter into the transaction agreement was solely that of the Chiquita board of directors.

The following is a summary of the material financial analyses performed by Wells Fargo Securities in connection with the preparation of its opinion and reviewed with the Chiquita board of directors on March 9, 2014. The summary does not contain all of the financial data holders of Chiquita common shares may want or need for purposes of making an independent determination of fair value. Holders of Chiquita common shares are encouraged to consult their own financial and other advisors before making any investment decision in connection with the proposed combination. The order of the analyses summarized below does not represent relative importance or weight given to those analyses by Wells Fargo Securities. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create an incomplete view of Wells Fargo Securities’ analyses.

For purposes of its analyses, Wells Fargo Securities reviewed a number of financial metrics including net income, as well as the following:

•	Adjusted EBIT — generally the amount of the relevant company’s earnings before interest and taxes for a specified time period, adjusted for certain non-recurring items.
•	Adjusted EBITDA — generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period, adjusted for certain non-recurring items.
•	Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account outstanding options and other securities convertible, exercisable or exchangeable into or for equity securities of the company) plus the value as of such date of its net debt (the value of its outstanding indebtedness, capital lease obligations and non-controlling interests less the amount of cash and cash equivalents on its balance sheet).

Unless the context indicates otherwise, (i) enterprise values used in the selected companies analysis described below were calculated using the closing price of the common stock of the selected companies listed below as of March 7, 2014, (ii) the relevant values for the selected transactions analysis described below were calculated on an enterprise value basis based on the consideration proposed to be paid in the selected transactions, (iii) the estimates of the future financial performance of Chiquita and Fyffes relied upon for the financial analyses described below were based on Chiquita’s Chiquita Projections and Chiquita’s Fyffes Projections, and (iv) estimates of the future financial performance for the selected companies listed below were based on certain publicly available research analyst estimates for those companies.

Selected Companies Analysis.  Wells Fargo Securities reviewed certain data for selected companies with publicly traded equity securities that Wells Fargo Securities deemed relevant. The selected companies were selected because they were deemed similar to Chiquita and Fyffes in one or more respects, including the nature of their business, size, product mix, diversification, financial performance and geographic concentration.

The financial data reviewed included:

•	Enterprise value as a multiple of estimated 2013E EBITDA based on certain publicly available research analyst estimates of EBITDA for the relevant selected companies, including Chiquita and Fyffes.
•	Enterprise value as a multiple of estimated 2014E EBITDA based on certain publicly available research analyst estimates of EBITDA for the relevant selected companies, including Chiquita and Fyffes.

The selected companies and corresponding financial data were:

($ in Millions)				Enterprise Value /
	Enterprise Value	2013E EBITDA	2014E EBITDA	2013E EBITDA	2014E EBITDA
Chiquita	$1,107	$119	$173	9.3x	6.4x
Fresh Del Monte	1,787	176	195	10.2x	9.2x
Total Produce plc	646	86	88	7.5x	7.4x
Fyffes	374	52	53	7.2x	7.1x

As noted above, no company used in Wells Fargo Securities’ selected companies analysis for comparative purposes is identical to Chiquita or Fyffes and an evaluation of the results of the selected companies analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected companies analysis and its professional experience and judgment, Wells Fargo Securities applied multiple ranges of 7.5x to 9.0x 2013 Adjusted EBITDA and 6.5x to 8.0x estimated 2014E EBITDA to corresponding financial data for Chiquita based on Chiquita’s Chiquita Projections and 7.5x to 9.0x 2013 EBITDA and 6.5x to 8.0x estimated 2014E EBITDA to corresponding financial data for Fyffes based on Chiquita’s Fyffes Projections. The selected companies analysis indicated implied per share value reference ranges of $6.37 to $9.96 for Chiquita and $1.28 to $1.53 for Fyffes based on the selected range of multiples of 2013 Adjusted EBITDA multiples and implied per share value reference ranges of $7.40 to $11.75 for Chiquita and $1.18 to $1.45 for Fyffes based on the selected range of multiples of estimated 2014E EBITDA multiples.

Wells Fargo Securities calculated implied exchange ratio reference ranges based on Chiquita’s Chiquita Projections and Chiquita’s Fyffes Projections of 2013 Adjusted EBITDA and 2014E EBITDA by, for each financial metric, dividing the high end of the implied per share value reference range for Fyffes by the low end of the implied per share value reference range for Chiquita indicated by the selected companies analysis and by dividing the low end of the implied per share value reference range for Fyffes by the high end of the implied per share value reference range for Chiquita. The selected companies analysis indicated an implied exchange ratio reference range of 0.1281x to 0.2395x of a ChiquitaFyffes ordinary share for each Fyffes ordinary share based on Chiquita’s Chiquita Projections and Chiquita’s Fyffes Projections of 2013 Adjusted EBITDA and 0.1004x to 0.1953x of a ChiquitaFyffes ordinary share for each Fyffes ordinary share based on Chiquita’s Chiquita Projections and Chiquita’s Fyffes Projections of estimated 2014E EBITDA, as compared to the Fyffes Exchange Ratio of 0.1567x in the scheme.

Selected Transactions Analysis.  Wells Fargo Securities considered certain financial terms of certain transactions involving target companies that Wells Fargo Securities deemed relevant. The selected transactions were selected because they involved target companies that were deemed similar to Chiquita and Fyffes in one or more respects, including the nature of their business, size, product mix, diversification, financial performance and geographic concentration. The financial data reviewed for each of the selected transactions included enterprise value as a multiple of EBITDA for the latest twelve months, or LTM EBITDA.

The selected transactions and corresponding financial data were:

Date Announced	Target	Acquirer	Enterprise Value/ LTM EBITDA
December, 2013	Earthbound Farm	WhiteWave Foods	8.0x
October, 2013	Del Monte — Consumer Products	Del Monte Pacific	9.4x
June, 2013	Dole Food Co.	David H. Murdock	10.4x
September, 2012	Dole — Asia Fresh	Itochu	9.0x
July, 2012	Bolthouse Farms	Campbell's Soup Co.	10.2x
November, 2011	Turners & Growers	BayWa	7.2x
June, 2011	Clement Pappas & Co.	Lassonde Industries	6.7x
November, 2010	Del Monte Foods	KKR, Vestar, Centerview	8.6x
January, 2010	France Champignon	Bonduelle	6.0x
November, 2009	Birds Eye Foods	Pinnacle Foods	9.5x
June, 2008	Vitacress Salads	RAR Group	8.2x
October, 2005	Bolthouse Farms	Madison Dearborn Partners	9.8x
February, 2005	Fresh Express	Chiquita	9.4x
April, 2004	J.R. Wood	Dole Food Co.	7.3x

As noted above, no transaction used in Wells Fargo Securities’ selected transactions analysis for comparative purposes is identical to the proposed combination and an evaluation of the results of the selected transactions analysis is not entirely mathematical. As a consequence, mathematical derivations (such as the high, low, mean and median) of financial data are not by themselves meaningful and in selecting the ranges of multiples to be applied were considered in conjunction with experience and the exercise of judgment. Taking into account the results of the selected transactions analysis and its professional experience and judgment, Wells Fargo Securities applied multiple ranges of 8.5x to 10.0x LTM EBITDA to 2013 Adjusted EBITDA for Chiquita and 8.5x to 10.0x LTM EBITDA to 2013 EBITDA for Fyffes. The selected transactions analysis indicated implied per share value reference ranges of $8.77 to $12.33 for Chiquita and $1.44 to $1.69 for Fyffes.

Wells Fargo Securities calculated implied exchange ratio reference ranges by dividing the high end of the implied per share value reference range for Fyffes by the low end of the implied per share value reference range for Chiquita and by dividing the low end of the implied per share value reference range for Fyffes by the high end of the implied per share value reference range for Chiquita. The selected transactions analysis indicated an implied exchange ratio reference range of 0.1170x to 0.1928x of a ChiquitaFyffes ordinary share for each Fyffes ordinary share based on 2013 EBITDA, as compared to the ChiquitaFyffes consideration of 0.1567x in the scheme.

Discounted Cash Flow Analysis.  Wells Fargo Securities performed a discounted cash flow analysis of Chiquita and Fyffes by calculating the estimated net present value of the projected unlevered, free cash flows of Chiquita and Fyffes based on Chiquita’s Chiquita Projections Chiquita’s Fyffes Projections, respectively. Wells Fargo Securities applied a range of terminal value EBITDA multiples of 7.50x to 9.00x to estimated 2016P EBITDA for each of Chiquita and Fyffes. The estimated net present values of the projected future cash flows for each of Chiquita and Fyffes and terminal values were then calculated using discount rates ranging from 8.0% to 9.0%. The discounted cash flow analysis for Fyffes indicated implied per share value reference range for Fyffes of approximately $1.44 to $1.71 on a standalone basis and up to approximately $2.82 inclusive of approximately $1.11 of Synergies per share, the midpoint of the estimated net present value per share of the Synergies. The discounted cash flow analysis for Chiquita indicated implied per share value reference range for Chiquita of approximately $13.25 to $18.12 on a standalone basis and up to $19.42 inclusive of approximately $1.31 of Estimated Standalone NOL Tax Savings per share, the midpoint of the estimated net present value per share of the Estimated Standalone NOL Tax Savings.

Wells Fargo Securities calculated (A) an implied exchange ratio reference range of 0.0740x to 0.1290x excluding synergies by (i) dividing the low end of the implied per share value reference range for Fyffes on a standalone basis without Synergies of $1.44 by the high end of the implied per share value reference range for Chiquita inclusive of Estimated Standalone NOL Tax Savings of $19.42 and (ii) by dividing the high end of the implied per share value reference range for Fyffes on a standalone basis without Synergies of $1.71 by the low end of the implied per share value reference range for Chiquita excluding Estimated Standalone NOL Tax Savings of $13.25 and (B) an implied exchange ratio reference range of 0.0740x to 0.2125x by (i) dividing the low end of the implied per share value reference range for Fyffes on a standalone basis without Synergies of $1.44 by the high end of the implied per share value reference range for Chiquita inclusive of Estimated Standalone NOL Tax Savings of $19.42 and (ii) by dividing the high end of the implied per share value reference range for Fyffes inclusive of Estimated Synergies of $2.82 by the low end of the implied per share value reference range for Chiquita excluding Estimated Standalone NOL Tax Savings of $13.25, in each case as compared to the ChiquitaFyffes consideration of 0.1567x in the scheme.

Contribution Analysis.  Wells Fargo Securities reviewed the contributions of Chiquita and Fyffes of certain financial metrics to the pro forma combined company resulting from the combination based on Chiquita’s Chiquita Projections, Chiquita’s Fyffes Projections and certain publicly available financial information for Chiquita and Fyffes. The financial metrics reviewed included (i) estimated or projected EBITDA for the years ended December 31, 2014, 2015 and 2016, or 2014E EBITDA, 2015P EBITDA and 2016P EBITDA; (ii) estimated or projected EBIT for the years ended December 31, 2014, 2015 and 2016, or 2014E EBIT, 2015P EBIT and 2016P EBIT; (iii) estimated or projected net income for the years ended December 31, 2014, 2015 and 2016; and (iv) equity value as of March 7, 2014. For purposes of the contribution analysis, Wells Fargo Securities calculated the percentage contribution of each of Chiquita and Fyffes to the combined equity value of the pro forma combined company resulting from the proposed combination for each of those metrics. The contribution analysis did not give effect to the Synergies.

For each financial metric, the percentage contributions of Chiquita and Fyffes to the combined equity value of the pro forma combined company resulting from the proposed combination was calculated by multiplying the combined enterprise values of Chiquita and Fyffes as of March 7, 2014 by their percentage contributions for the relevant metric, subtracting their respective net debt and dividing the resulting amount by the combined equity market values of Chiquita and Fyffes as of March 7, 2014. The contribution analysis indicated that Chiquita’s contribution for the metrics to the combined equity value of the pro forma company resulting from the combination ranged from 23.2% to 58.7%, as set forth in the table below, as compared to the 50.7% of the outstanding ChiquitaFyffes ordinary shares to be owned by the former holders of Chiquita common shares after giving effect to the combination.

	Percentage of Combined Equity Value
	Chiquita	Fyffes
2014E EBITDA	54.9%	45.1%
2015P EBITDA	56.6%	43.4%
2016P EBITDA	58.0%	42.0%
2014E EBIT	48.4%	51.6%
2015P EBIT	52.1%	47.9%
2016P EBIT	54.9%	45.1%
2014E Net Income	40.3%	59.7%
2015P Net Income	48.0%	52.0%
2016P Net Income	23.2%	76.8%
Equity Market Value	58.7%	41.3%

Other Matters:

Wells Fargo Securities was engaged by Chiquita to provide an opinion to the Chiquita board of directors with respect to the fairness, from a financial point of view, to the holders of Chiquita common shares (other than Fyffes and its affiliates) of the merger consideration in the combination pursuant to the transaction agreement. Chiquita engaged Wells Fargo Securities based on its experience and reputation. Wells Fargo Securities is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings, and financial restructurings. Pursuant to its engagement by Chiquita, Wells Fargo Securities became entitled to a fee of $750,000 upon the rendering of its opinion. In addition, Chiquita also agreed to reimburse Wells Fargo Securities for certain expenses and to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of its engagement.

Wells Fargo Securities and its affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and its affiliates may hold long or short positions, and may trade or otherwise effect transactions, for its and its affiliates own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of Chiquita, Fyffes and their affiliates, as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and its affiliates, including Wells Fargo Bank, N.A., have in the past provided and may currently be providing investment banking and other financial services to Chiquita, Fyffes and certain of their respective affiliates for which Wells Fargo Securities and its affiliates have received and would expect to receive compensation including, during the past two years, having acted as joint bookrunning lead managing underwriter of an offering of senior secured notes by Chiquita in February 2013 and as lead arranger and administrative agent on an asset-based credit facility for Chiquita in February 2013 for which investment banking and other financial services Wells Fargo Securities and its affiliates received aggregate compensation of approximately $2.2 million. Wells Fargo Securities and its affiliates may in the future provide investment banking and other financial services to Chiquita, Fyffes, ChiquitaFyffes and certain of their respective affiliates for which Wells Fargo Securities and its affiliates would expect to receive compensation. Wells Fargo Securities and its affiliates have adopted policies and procedures designed to preserve the independence of its research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing its opinion.

Advice of Fyffes Financial Advisor Pursuant to Rule 3 of the Irish Takeover Rules

Fyffes has retained Lazard to act as its financial advisor and to advise the Fyffes board of directors in connection with the combination. Pursuant to Lazard’s engagement, Fyffes requested Lazard to evaluate the fairness and reasonableness of the terms of the combination solely for purposes of Rule 3 of the Irish Takeover Rules. At the meeting of the Fyffes board of directors on March 7, 2014, representatives of Lazard orally advised the Fyffes board of directors that, solely for purposes of Rule 3 of the Irish Takeover Rules, Lazard, having taken into account the commercial assessment of the Fyffes board of directors, considered the terms of the combination to be fair and reasonable. In rendering its advice, Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Fyffes and no one else in connection with the combination and will not be responsible to anyone else other than Fyffes for providing the protections afforded to clients of Lazard or for providing advice in relation to the combination or other matters referred to in the document.

In connection with rendering its advice, Lazard (i) reviewed certain publicly available business and financial information relating to Fyffes and Chiquita; (ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Fyffes and Chiquita furnished to or discussed with Lazard by the management of Fyffes; (iii) reviewed certain financial projections relating to the future financial performance of Fyffes and Chiquita, as prepared by the management of Fyffes, summarized on page 77, and discussed with the management of Fyffes the assessments made by the management of Fyffes as to the relative likelihood of achieving the future financial performance reflected in such projections; (iv) reviewed certain estimates as to the amount and timing of synergies from cost savings and tax benefits anticipated by the management of Fyffes to result from the combination; (v) discussed the past and current business, operations, financial condition and prospects of Fyffes and Chiquita with the management of Fyffes; (vi) reviewed the trading histories for Fyffes shares and Chiquita shares; (vii) compared certain financial and stock market information of Fyffes and Chiquita with similar information of other companies Lazard deemed relevant; (viii) compared certain financial terms of the combination to financial terms, to the extent publicly available, of other transactions Lazard deemed relevant; (ix) reviewed the transaction agreement, the expenses reimbursement agreement, the Rule 2.5 Announcement; and (x) performed such other analyses and studies and considered such other information and factors as Lazard deemed appropriate.

For purposes of the analyses underlying its advice, Lazard assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of members of the management of Fyffes that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to financial and synergies projections prepared by the management of Fyffes, Lazard assumed, at the direction of Fyffes, that such projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Fyffes as to the future financial performance of Fyffes and Chiquita and the other matters covered thereby. For purposes of the analyses underlying its advice, Lazard relied, at the direction of Fyffes, on the assessment of the management of Fyffes as to the ability of ChiquitaFyffes to achieve the synergies anticipated by the management of Fyffes and was advised by Fyffes, and assumed that such synergies will be realized in the amounts and at the times projected. Lazard was advised by Fyffes and assumed that the financial projections are a reasonable basis upon which to evaluate the future financial performance of Fyffes, Chiquita and ChiquitaFyffes. Lazard did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Chiquita or Fyffes, nor did it make any physical inspection of the properties or assets of Chiquita or Fyffes. Except to the extent reflected in the financial projections provided by the management of Fyffes, Lazard did not take into account any potential financial impact of the governmental investigations or litigations to which Chiquita is subject and assumed that any such financial impact would not be material to its analyses or advice. In addition, Lazard did not take into account for purposes of its analyses any costs arising as a result of taxes that may be payable in connection with the combination. Lazard did not evaluate the solvency or fair value of Fyffes or Chiquita under any laws relating to bankruptcy, insolvency or similar matters. Lazard assumed, at the direction of Fyffes, that the combination would be consummated in accordance with the terms of the transaction agreement, the expenses reimbursement agreement and the Rule 2.5 Announcement, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the combination, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Fyffes, or the contemplated benefits of the combination.

Lazard expressed no view and provided no advice as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the combination, or class of such persons, relative to the ChiquitaFyffes ordinary shares to be received by holders of Fyffes shares in the scheme. Furthermore, no view was expressed or advice was given as to the relative merits of the combination in comparison to other strategies or transactions that might be available to Fyffes or in which Fyffes might engage or as to the underlying business decision of Fyffes to proceed with or effect the combination. Lazard did not provide any advice as to what the value of ChiquitaFyffes ordinary shares actually would be when issued or the prices at which ChiquitaFyffes ordinary shares, Fyffes shares or Chiquita shares would trade at any time, including following announcement or effective time. In addition, Lazard expressed no view or recommendation as to how any shareholder should vote or act in connection with the combination or any related matter. Except as described above, Fyffes imposed no other limitations on the investigations made or procedures followed by Lazard in rendering its advice for purposes of Rule 3 of the Irish Takeover Rules.

The analyses underlying Lazard’s advice were necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to Lazard as of, the date it rendered its advice. It should be understood that subsequent developments may affect its advice, and Lazard does not have any obligation to update, revise or reaffirm its advice.

The following represents a brief summary of the material financial analyses presented by Lazard to the Fyffes board of directors in connection with rendering its advice. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Lazard, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Lazard. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Lazard.

Summary of Material Financial Analyses

Selected Publicly Traded Companies Analysis

In performing a selected publicly traded companies analysis of Fyffes and Chiquita, Lazard reviewed publicly available financial and stock market information for Fyffes and Chiquita and the following two selected public companies, which Lazard deemed most relevant to consider in relation to Fyffes and Chiquita, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Lazard considered similar to the operations of Fyffes and Chiquita: Fresh Del Monte and Total Produce plc.

Lazard reviewed, among other things, enterprise values of the selected public companies as a multiple of 2014 and 2015 estimated earnings before interest, taxes, depreciation and amortization (“estimated EBITDA”). Enterprise values were generally calculated as equity value (based on the per share closing price of each selected public company on February 28, 2014 multiplied by such company’s outstanding equity securities on such date), plus debt, plus minority interest, less cash, less equity investment (in the case of debt, minority interest, cash and equity investment, as set forth on the most recent publicly available balance sheet of such company and in the case of minority interst and equity investment, where applicable). The financial data of the selected publicly traded companies, including Fyffes and Chiquita, used by Lazard for this analysis were based on publicly available research analysts’ estimates. The enterprise value, 2014 and 2015 estimated EBITDA and resulting multiple for each of the selected public companies are set forth in the table below.

	Enterprise Value (in millions)	2014E EBITDA (in millions)(1)	2015E EBITDA (in millions)(1)	Enterprise Value/2014E EBITDA	Enterprise Value/2015E EBITDA
Fyffes	$354	$53	$54	6.7x	6.5x
Chiquita	$1,159	$177	$188	6.5x	6.2x
Fresh Del Monte	$1,750	$210	$239	8.3x	7.3x
Total Produce plc	$555	$88	$90	6.3x	6.2x

(1)	2014E EBITDA and 2015E EBITDA numbers used for purposes of this analysis were not presented to the Fyffes board of directors.

Lazard then applied a reference range of multiples of 6.0x to 7.5x, derived by Lazard based on its review of the selected public companies (and in particular, the multiplies listed in the table above) and its experience and professional judgment, to the projections provided by the management of Fyffes of 2015 estimated EBITDA for each of Fyffes and Chiquita. This analysis indicated an implied enterprise value reference range of approximately €236 million to €295 million for Fyffes and an implied enterprise value reference range of approximately $843 million to $1,054 million for Chiquita. A range of implied equity values for each of Fyffes and Chiquita was then calculated by reducing the range of implied enterprise values by the amount of such company’s net debt (calculated as debt plus, where applicable, minority interest less cash, cash equivalents and equity investments) as of December 31, 2013. This analysis indicated an implied per share equity value reference range of approximately €0.84 to €1.04 for Fyffes and an implied per share equity value reference range of approximately $4.51 to $8.84 for Chiquita.

Lazard calculated an implied exchange ratio reference range based on projections provided by the management of Fyffes of 2015 estimated EBITDA for each of Fyffes and Chiquita, for each financial metric, by dividing the high end of the implied per share value reference range for Fyffes by the low end of the implied per share value reference range for Chiquita indicated by the selected publicly traded companies analysis and by dividing the low end of the implied per share value reference range for Fyffes by the high end of the implied per share value reference range for Chiquita indicated by the selected publicly traded companies analysis. This analysis indicated an implied exchange ratio reference range of 0.132 to 0.317 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share based on the projections provided by management of Fyffes of 2015 estimated EBITDA, as compared to the exchange ratio of 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

No company used in this analysis is identical or directly comparable to either Fyffes or Chiquita (other than such company with respect to itself). Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Fyffes and Chiquita were compared.

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of each of Fyffes and Chiquita to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that each of Fyffes and Chiquita were forecasted to generate from fiscal year 2014 through fiscal year 2023, in each case, based on projections provided by the management of Fyffes. Lazard also calculated a terminal value for each of Fyffes and Chiquita by applying a perpetuity growth rate, based on its professional judgment given the nature of each of Fyffes and Chiquita and such company’s business and industry, of 1.0% to 2.0% to the projected standalone unlevered, after-tax free cash flows of each of Fyffes and Chiquita in the terminal year. The cash flows and the terminal value were then discounted to present value using a discount rate of 8.5% (in the case of Fyffes) and 8.0% (in the case of Chiquita), based on an estimate of such company’s weighted average cost of capital, to derive a range of implied enterprises values for each of Fyffes and Chiquita. This analysis indicated an implied enterprise value reference range of approximately €336 million to €369 million for Fyffes on a standalone basis and an implied enterprise value reference range of approximately $1,087 million to $1,206 million for Chiquita on a standalone basis. A range of implied equity values for each of Fyffes and Chiquita was then calculated by reducing the range of implied enterprise values by the amount of such company’s net debt (calculated as debt less cash, cash equivalents and equity investments) as of December 31, 2013. This analysis indicated an implied per share equity value reference range of approximately €1.17 to €1.27 for Fyffes on a standalone basis and an implied per share equity value reference range of approximately $9.50 to $11.89 for Chiquita on a standalone basis.

Lazard calculated an implied exchange ratio reference range by dividing the high end of the implied per share value reference range for Fyffes by the low end of the implied per share value reference range for Chiquita indicated by the discounted cash flow analysis and by dividing the low end of the implied per share value reference range for Fyffes by the high end of the implied per share value reference range for Chiquita indicated by the discounted cash flow analysis. This analysis indicated an implied exchange ratio reference range of 0.136 to 0.185 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share as compared to the exchange ratio of 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

Value Creation Analysis Based on Discounted Cash Flow

Lazard performed a value creation analysis by comparing the range of implied standalone per share equity values for Fyffes based on the discounted cash flow analysis described above to the implied pro forma per share equity value of ChiquitaFyffes after the combination. Lazard calculated the range of implied pro forma equity value of ChiquitaFyffes, based on a combined business plan which comprises (i) standalone projections for Chiquita, (ii) standalone projections for Fyffes (iii) projected synergies, and (iv) a pro forma tax rate of 12.5%, in each case, as provided by the management of Fyffes. This analysis indicated a per share equity value reference range of approximately €1.84 to €2.08 for ChiquitaFyffes on a pro forma basis as compared to approximately €1.17 to €1.27 for Fyffes on a standalone basis.

Value Creation Analysis Based on Trading Multiples

Lazard also performed a value creation analysis by comparing the range of implied per share equity values for Fyffes based on the selected publicly traded companies analysis described above to the implied pro forma per share equity value of ChiquitaFyffes after the combination. Lazard calculated a reference range of pro forma market values of ChiquitaFyffes ordinary shares following the combination by applying the reference range of multiples (described above) for 2015 estimated EBITDA multiples of 6.0x to 7.5x to 2015 estimated EBITDA for ChiquitaFyffes, based on projections provided by the management of Fyffes, including 100% of run-rate operational synergies of $40 million. This analysis indicated a per share equity value reference range of approximately €0.91 to €1.32 for ChiquitaFyffes on a pro forma basis as compared to approximately €0.84 to €1.04 for Fyffes on a standalone basis.

Other Factors

Lazard also reviewed and considered other factors, that were not considered part of its financial analyses in connection with rendering its advice, but were referenced for informational purposes, including, among other things, the analysts’ price targets, 52-week trading range, precedent premia and selected precedent transactions analyses described below.

Analyst Price Targets

Lazard reviewed publicly available share price targets of publicly available research analysts’ estimates known to Lazard as of February 28, 2014, noting that the low and high share price targets ranged from $13.00 to $15.00 for Chiquita (based on two such research analysts’ estimates) and that the share price target was €0.98 for Fyffes (based on one such research analysts’ estimate). Lazard calculated an implied exchange ratio reference range by dividing the share price target for Fyffes by each of the low end and the high end of the share price target range for Chiquita. This analysis indicated an implied exchange ratio reference range of 0.090 to 0.104 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share, as compared to the exchange ratio of 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

52 Week Trading Range

Lazard reviewed historical trading prices of Fyffes and Chiquita shares during the 52-week period ended March 6, 2014, noting that the low and high closing prices during such period ranged from $6.10 to $13.57 for Chiquita and €0.60 to €0.93 for Fyffes. Lazard calculated an implied exchange ratio reference range by dividing the high end of the historical trading price range for Fyffes by the low end of the historical trading price range for Chiquita and by dividing the low end of the historical trading price range for Fyffes by the high end of the historical trading price range for Chiquita. This analysis indicated an implied exchange ratio reference range of 0.061 to 0.211 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share, as compared to the exchange ratio of 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes ordinary share in the scheme.

Precedent Premia

Lazard reviewed precedent premia paid in the 29 transactions of which Lazard is aware announced between January 2000 and January 2012 involving the acquisition of a controlling interest in an Irish public company. Lazard calculated the premium paid in each transaction by dividing the aggregate consideration announced in the announcement of such transaction pursuant to Rule 2.5 of the Irish Takeover Rules by the product of the closing share price of the target one day prior to the “undisturbed date” set forth such announcement and the number of shares of the target outstanding on such date. This analysis indicated premia paid ranging from 4.3% to 153.8%. Lazard calculated an average of 16.8% and a median of 14.0% premia paid in transactions involving cash and stock consideration and an average of 48.6% and a median of 40.5% premia paid in all cash transactions.

Lazard then applied a reference range of premia of 15% to 40%, derived by Lazard based on its review of the precedent premia paid to the Fyffes closing share price as of February 28, 2014 of €0.91. This analysis indicated a per share equity value reference range of approximately €1.05 to €1.27 for Fyffes.

Selected Precedent Transactions Analysis

Lazard reviewed, to the extent publicly available, financial information relating to 16 transactions, which, based on its professional judgment and experience, Lazard deemed relevant to consider in relation to Fyffes and the combination. Lazard selected these transactions because they represented transactions of which Lazard is aware announced between August 2001 and March 2014 involving companies in the fresh produce, salad and vegetables and packaged food industry, which Lazard considered, in its professional judgment and experience, most similar to the combination.

Lazard reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration paid in the selected transaction, as a multiple of the target company’s last 12 months, or LTM, EBITDA (to the extent publicly available, subject to the exceptions noted in the table below, calculated for the last 12 month period prior to the date of announcement of such transaction). The financial data used by Lazard for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated enterprise value to LTM EBITDA multiples ranging from a low of 5.7x to a high of 10.7x and an average of 8.1x. The enterprise value and enterprise value to LTM EBITDA multiples for each of the precedent transactions are set forth in the table below.

Announcement Date	Target	Acquirer	Enterprise Value (in millions)	Enterprise Value/LTM EBITDA
December 2013	Earthbound Farm	The WhiteWave Foods Company	$600	approximately 8.0x(a)
August 2013	Dole Food Company, Inc.	David H. Murdock	$1,497	10.2x
September 2012	Dole Food Company, Inc.’s Asia fresh & worldwide packaged foods businesses	Itochu Corporation	$1,685	9.0x(b)
July 2012	Bolthouse Farms	Campbell Soup Company	$1,550	10.2x(c)
December 2011	Turners & Growers (72.5%)	BayWa Aktiengesellschaft	$226	7.2x
February 2010	France Champignon	Bonduelle	$139	6.3x(d)
June 2008	Vitacress Salads	RAR Group	$105	8.2x
June 2008	Desarrollo Agroindustrial de Frutales S.A., Frutas de Exportacion S.A. and Caribana	Fresh Del Monte Produce Inc.	$403	8.1x
July 2007	Wight Salads Group (70%)	RAR Group	$41	5.7x
July 2006	Chiquita Brands South Pacific Limited	Tradefresh Pty Ltd	$130	8.7x(e)
October 2005	Bolthouse Farms (57%)	Madison Dearborn Partners	$1,120	9.3x
February 2005	Fresh Express unit of Performance Food Group	Chiquita Brands International, Inc.	$855	10.7x(f)
May 2004	Everfresh (60%)(g)	Fyffes plc	$75	6.4x(g)
November 2003	Sylvan Inc.	Snyder Associated Companies Inc.	$100	8.3x

Announcement Date	Target	Acquirer	Enterprise Value (in millions)	Enterprise Value/LTM EBITDA
December 2002	Dole Food Company, Inc.	David H. Murdock	$2,322	6.2x
August 2001	Fresh Express	Performance Food Group	$303(h)	7.2x

(a)	EBITDA margin is in low-to-mid teens as per investor presentation; LTM EBITDA multiple of approximately 7.5x net of anticipated tax benefits.
(b)	Financials as of 2011. Based on 2012 estimated financials, enterprise value to LTM EBITDA multiple would stand at 8.4x.
(c)	Company reports an EBITDA multiple of 9.5x including tax benefits.
(d)	Financials as of 2008.
(e)	Financials as of end of fiscal year 2005 (June 30).
(f)	Chiquita reported an implied multiple of 9.4x based on 2004 actual EBITDA prior to deduction of $10 million in corporate costs.
(g)	Fyffes acquired the remaining 40% in 2007 based on a predefined formula and indicated EBITDA multiple of 6.25x for 100% of the business.
(h)	Includes $10 million earn-out payment, estimated at announcement of the transaction.

Lazard then applied LTM EBITDA multiples of 7.0x to 9.0x derived from the selected transactions to the 2013 actual EBITDA of Fyffes. This analysis indicated a per share equity value reference range of approximately €0.92 to €1.16 for Fyffes.

No company, business or transaction used in this analysis is identical or directly comparable to Fyffes or the combination. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Fyffes or the combination were compared.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by Lazard to the Fyffes board of directors in connection with rendering its advice and is not a comprehensive description of all analyses underlying Lazard’s advice. The rendering of advice pursuant to Rule 3 of the Irish Takeover Rules is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such advice is not readily susceptible to partial analysis or summary description. Lazard believes that its analyses summarized above must be considered as a whole. Lazard further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Lazard’s analyses and advice. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, Lazard considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Fyffes and Chiquita. The estimates of the future performance of ChiquitaFyffes, Fyffes and Chiquita in or underlying Lazard’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by Lazard’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be Lazard’s view of the actual values of ChiquitaFyffes, Fyffes or Chiquita.

These analyses were prepared solely as part of Lazard’s provision of financial advice for purpose of Rule 3 of the Irish Takeover Rules. Lazard, which is authorised and regulated in the United Kingdom by the

Financial Conduct Authority, is acting exclusively for Fyffes and no one else in connection with the combination and will not be responsible to anyone else other than Fyffes for providing the protections afforded to clients of Lazard or for providing advice in relation to the combination or other matters referred to in the document.

The type and amount of consideration payable in the scheme was determined through negotiations between Fyffes and Chiquita, rather than by any financial advisor, and was approved by the Fyffes board of directors. The decision to enter into the transaction agreement was solely that of the Fyffes board of directors. As described above, Lazard’s advice and analyses were only one of many factors considered by the Fyffes board of directors in its evaluation of the combination and should not be viewed as determinative of the views of the Fyffes board of directors or management with respect to the combination.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. In selecting Lazard as one of its financial advisors in connection with the combination, Fyffes considered, among other things, its qualifications, capabilities, and reputation for providing high-quality financial advisory services and its knowledge of Fyffes and substantial knowledge of and experience in the consumer sector.

For its services in connection with the combination, Fyffes paid Lazard a $50,000 retainer and has also agreed to pay Lazard an aggregate fee of $4,000,000, of which $500,000 became payable upon entry into the transaction agreement and announcement of the combination on March 10, 2014 and the balance of which is contingent upon consummation of the combination. In addition, if Fyffes is paid a break-up, termination or similar fee, Lazard will be entitled to a portion of such fee. Fyffes has also agreed to reimburse Lazard for its expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and its affiliates against liabilities related to, arising out of or in connection with its engagement.

Lazard (together with its affiliates), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leverage buyouts and valuations for estate, corporate and other purposes. Lazard and its affiliates in the future may provide financial advisory and investment banking services and other financial services to Fyffes and/or Chiquita and may receive compensation for the rendering of these services. Other than its engagement in connection with the combination, during the past two years, Lazard has not been engaged by Fyffes or Chiquita to provide financial advisory or other services for which Lazard has received compensation.

Combination-related costs

Chiquita currently estimates that, upon the consummation of the combination, combination-related costs incurred by the combined company, including fees and expenses relating to financing, will be approximately $30.5 million.

Interests of Certain Persons in the Combination

Chiquita

In considering the recommendation of the board of directors of Chiquita, Chiquita shareholders should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination that are different from, or in addition to, the interests of Chiquita shareholders generally and which may create potential conflicts of interest. These interests are described in more detail below, and with respect to named executive officers of Chiquita, are quantified in the table below. The board of directors of Chiquita was aware of these interests and considered them when it adopted the transaction agreement and approved the business combination.

Conversion of Chiquita Shares held by Directors and Executive Officers of Chiquita Pursuant to the Combination

As a group, the Chiquita directors and executive officers currently beneficially own an aggregate of approximately 939,963 Chiquita common shares. Upon the completion of the combination, the directors and executive officers would receive, like all other Chiquita shareholders, one ChiquitaFyffes ordinary share for each such Chiquita common share. Dispositions of Chiquita common shares, if any, prior to the completion of the combination will change the amount of ChiquitaFyffes ordinary shares the directors and executive officers of Chiquita will receive in respect of their Chiquita common shares upon the completion of the combination.

Conversion of Chiquita Options

The Chief Executive Officer of Chiquita currently holds options to acquire 1,440,062 Chiquita common shares, at a per-share exercise price of $7.68, half of which are vested. Upon the completion of the combination, these options will be converted, on a one-for-one basis, into options to acquire ChiquitaFyffes ordinary shares, and shall otherwise have the same per-share exercise price and the same other terms and conditions as applied to the Chiquita option prior to the combination. No other Chiquita directors or executive officers hold options to acquire Chiquita common shares. The vesting of the unvested portion of these options will not be accelerated by the completion of the combination.

Conversion of Time-Vesting Chiquita Restricted Stock Units

The Chiquita executive officers held, as of June 30, 2014, time-vesting Chiquita restricted stock units as set forth in the table below. Each of these time-vesting restricted stock units will be converted into a time-vesting restricted stock unit with respect to a ChiquitaFyffes ordinary share and shall otherwise have the same other terms and conditions as applied to the time-vesting Chiquita restricted stock unit prior to the combination. The vesting of these restricted stock units will not be accelerated by the completion of the combination.

Name	Time-Vesting Chiquita Restricted Stock Units
Edward F. Lonergan	115,533
Brian W. Kocher	106,894
Rick P. Frier	47,638
Kevin R. Holland	85,795
Manuel Rodriguez	32,448
James E. Thompson	80,110

The treatment above will not be applied to a specified performance-based restricted stock unit awards held by certain Chiquita executive officers. These awards (with respect to 14,535 shares for each of Messrs. Holland, Thompson and Kocher and 9,690 shares for Rodriguez) will be paid out upon the completion (or, if earlier, upon their ordinary vesting date of February 24, 2015). For Mr. Kocher, the amount does not include shares described below under “— Retention Arrangements with Certain Chiquita Executive Officers” beginning on page 103 of this proxy statement/prospectus.

Conversion of Chiquita Performance-Vesting Restricted Stock Units

The Chiquita executive officers held, as of June 30, 2014, performance-vesting Chiquita restricted stock units as set forth in the table below, which also sets forth certain vesting information and the number of Chiquita shares accrued in respect of such restricted stock units. Each of these performance-vesting restricted stock units, but only if they are scheduled to vest after the actual completion date, will be converted into a time-vesting restricted stock unit with respect to a ChiquitaFyffes ordinary share, which will be scheduled to vest subject only to continued employment for the applicable vesting schedule, at the target level of performance (and shall otherwise have the same other terms and conditions as applied to the performance-vesting Chiquita restricted stock unit prior to the combination).

	Number of Shares Accrued (as of December 31, 2013) for Awards Scheduled to Vest in the Following Years,			Number of Shares That Will Vest Following Conversion (at Target) in the Following Years,
Name	2014	2015	2016(1)	2014	2015	2016(2)
Edward F. Lonergan	0	0	0	0	0	0
Brian W. Kocher	13,360	42,403	102,468	66,800	84,805	112,389
Rick P. Frier	0	40,171	56,402	0	80,342	56,150
Kevin R. Holland	10,931	33,476	87,002	54,655	66,951	96,791
Manuel Rodriguez	3,887	12,052	58,174	19,433	24,103	68,093

	Number of Shares Accrued (as of December 31, 2013) for Awards Scheduled to Vest in the Following Years,			Number of Shares That Will Vest Following Conversion (at Target) in the Following Years,
Name	2014	2015	2016(1)	2014	2015	2016(2)
James E. Thompson	10,931	33,476	87,002	54,655	66,951	96,791
Total	42,109	161,578	391,048	195,543	323,152	430,214

(1)	For each of Messrs. Kocher, Holland, Rodriguez and Thompson includes 40,000 vested shares of a one-time performance-based award (PRSUs) of 50,000 shares. These awards have a performance period of three years and are earned based on the achievement of specific stock price triggers within the three year period. As of June 30, 2014, 80% of the award had been earned, subject to continued employment until May 2016.
(2)	For each of Messrs. Kocher, Holland, Rodriguez and Thompson includes 50,000 PRSU shares referenced in footnote (1).

If the combination closes after December 31, 2014, then the number of shares vesting on December 31, 2014 will be determined based on performance-based metrics in effect for that award.

Retention Arrangements with Certain Chiquita Executive Officers

In connection with the combination, Chiquita has approved retention arrangements with certain of its executive officers. Brian Kocher has been granted a time-vesting retention stock award of 46,126 Chiquita common shares (which will be converted in the combination into an award with respect to ChiquitaFyffes ordinary shares) and which vest on the second anniversary of completion of the combination, subject to Mr. Kocher’s continued service (or, if earlier upon termination of his employment without cause). Mr. Kocher has also been granted a performance-vesting retention stock award of 46,126 Chiquita common shares (which will also be converted in the combination into an award with respect to ChiquitaFyffes ordinary shares). This grant will vest only upon attainment of performance objectives to be determined at the time the combination is completed, subject to Mr. Kocher’s continued service. In connection with award, Mr. Kocher has agreed to forfeit his retention stock awards if he terminates his employment for “good reason” under the Chiquita Executive Officer Severance Plan (described more fully below).

Chiquita has also agreed with Messrs. Holland and Thompson that in the event of any termination of either executive without cause following the completion of the combination and prior to the executive reaching retirement age, the executive will be deemed to be retirement eligible for purposes of Chiquita equity awards (entitling the executive to 100% vesting of time vesting awards).

Executive Officer Severance Plan

Chiquita maintains its Executive Officer Severance Pay Plan which applies to executive officers (other than Mr. Lonergan). Under this plan, any executive officer whose employment is terminated involuntarily for reasons other than cause (as defined in the plan), or who terminates his or her employment for “Good Reason” (also as defined in the plan) will generally be eligible to receive: a severance payment equal to the sum of the executive officer’s then-current annual base salary and target annual incentive; a pro rata annual incentive based on the applicable target incentive opportunity; twelve months of continuation of health care benefits; and outplacement services in accordance with our policy. In addition, the executive will be given one additional year of vesting of stock options and time-vesting restricted stock units. In connection with the combination, Chiquita has agreed that Mr. Frier’s benefits under the plan in the event of a qualifying termination in connection with the combination will include severance benefits equal to 150% of his base salary plus target bonus paid over 18 months; 18 months of benefit continuation; full vesting under the company’s deferred compensation plans and an additional 18 months of vesting credit on time-vesting equity awards.

The table below sets forth the estimated amount of the severance payments which would be made to each of the Chiquita executive officers under the Executive Officer Severance Pay Plan as currently in effect in the event that his employment was to be terminated in connection with the combination assuming that (i) the non-equity incentive award for 2014 will be paid out at 100% of target; (ii) all eligibility requirements were met and (iii) the triggering event took place on June 30, 2014, using the closing price of $10.85 per share on that date.

Name	Potential Severance Under Executive Officer Severance Pay Plan
Brian W. Kocher	$1,774,400
Rick P. Frier	$1,733,746
Kevin R. Holland	$1,528,399
Manuel Rodriguez	$1,084,561
James E. Thompson	$1,457,680

In addition, under the transaction agreement, Chiquita has the ability (but is not required) to amend the Executive Officer Severance Pay Plan to provide additional severance protection to some or all of the Chiquita executive officers (other than Mr. Lonergan) in the event of a qualifying termination of employment within the one year period following the closing. If enacted, the severance protection could include severance in an amount equal to two times, rather than one time, the sum of the executive’s annual base salary and annual incentive target for the year of termination; a pro-rated annual incentive bonus for the period worked during the year of termination; and vesting of all unvested equity awards. Chiquita does not intend to make any decision regarding the potential amendment of the Executive Officer Severance Pay Plan until prior to the closing.

Lonergan Agreement

Chiquita is also party to an employment agreement with Mr. Lonergan. The employment agreement provides that upon a termination of Mr. Lonergan’s employment without cause or by Mr. Lonergan for Good Reason (as defined in the agreement), Mr. Lonergan will be entitled to payment of his base salary and target bonus for the remainder of the agreement’s term (which expires in October, 2014) and full vesting of all of his equity awards, with a one year period following the termination to exercise options, except that if such termination is after a change in control of the company (as defined below), he will have the full remaining term of the options in which to exercise. This structure results in a decreasing cash severance payment as the initial term progresses. Chiquita anticipates entering into a mutually acceptable amendment to Mr. Lonergan’s agreement extending Mr. Lonergan’s term as chief executive officer until closing. The terms of any such amendment will govern the benefits received by Mr. Lonergan upon a termination of employment. It is also anticipated that Mr. Lonergan’s agreement will be amended prior to the completion of the combination to reflect his new role with ChiquitaFyffes.

Annual Bonus Treatment

Each of the Chiquita executive officers is a participant in Chiquita’s annual bonus program with respect to 2014. The transaction agreement provides that, in the event the combination is completed in 2014, 2014 annual bonuses will be paid out at the target level of performance at the time of the completion. If the closing occurs in 2015, the annual bonus for 2014 will be based on actual results and the 2015 bonus will be paid out at target, at the time bonuses are typically paid. The table below sets forth the target bonus for each of the Chiquita executive officers for 2014.

Name	2014 Annual Bonus Target
Edward F. Lonergan	$692,877	(1)
Brian W. Kocher	$364,000
Rick P. Frier	$353,500
Kevin R. Holland	$308,750
Manuel Rodriguez	$178,500
James E. Thompson	$288,000

(1)	Prorated for the period January 1 — October 8, 2014 in accordance with Mr. Lonergan’s employment agreement.

Payment of Director Deferred Compensation

Certain of Chiquita’s non-employee directors have vested deferred compensation balances which will be distributed in the event that the director does not continue as a director of ChiquitaFyffes following the completion of the combination. The directors and their account balances in stock units as of June 30, 2014 are set forth in the table below, and such amounts will vary in the ordinary course upon additional deferrals and changes in the underlying investments. Any deferred compensation balances which are not distributed will rollover, on a tax free basis, into a corresponding number of ChiquitaFyffes share units.

Name	Deferred Compensation Balance (in stock units)
Kerrii B. Anderson	1,766
Howard W. Barker, Jr.	60,812
Dr. Clare M. Hasler-Lewis	63,857
Craig E. Huss	4,086
Jeffrey N. Simmons	0
Steven P. Stanbrook	0
Ronald V. Waters, III	0

Quantification of Payments and Benefits to Chiquita’s Named Executive Officers

The following table and the related footnotes present information about the compensation payable to Chiquita’s named executive officers in connection with the proposed combination. The compensation shown in this table is subject to a vote, on a non-binding advisory basis, of the shareholders of Chiquita at the special meeting, as described herein in “Chiquita Shareholder Vote on Specified Compensation Arrangements” beginning on page 159 of this proxy statement/prospectus.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Chiquita's named executive officers based on the combination, assuming that the combination was completed on June 30, 2014, and the named executive officers are terminated without cause on the day immediately following the completion. The actual amounts payable will depend on the date of termination and the terms of the agreements in effect at such time. More detail on the included payments and benefits are set forth above in the section entitled “— Interests of Certain Persons in the Merger — Chiquita” beginning on page 101 of this proxy statement/prospectus.

Golden Parachute Compensation — Chiquita

Name	Cash ($)(1)	Equity ($)(2)	Pension NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)	Total ($)
Edward F. Lonergan	1,385,754	3,536,031	—	$11,093	—	—	4,932,878
Brian W. Kocher	1,768,000	2,544,258	—	$60,810	—	—	4,373,068
Rick P. Frier	1,717,000	1,302,862	—	$43,492	—	—	3,063,354
Kevin R. Holland	1,567,500	1,960,804	—	$60,133	—	—	3,588,437
Manuel Rodriguez	1,071,000	750,486	—	$44,952	—	—	1,839,986
James E. Thompson	1,536,000	1,968,936	—	$60,713	—	—	3,565,649

(1)	This amount includes severance which would be payable under the Executive Officer Severance Pay Plan (or, in the case of Mr. Lonergan, under his employment agreement) as currently in effect in the event of a qualifying termination of his employment immediately following the completion of the combination.
(2)	This amount includes the value of unvested restricted stock units and unvested accelerated Long Term Incentive Plan Awards the vesting of which will be accelerated upon a qualifying termination immediately following the completion of the combination (based on a value per share of $10.85, the closing price of Chiquita’s common stock on June 30, 2014).

(3)	Other than the additional vesting credit described above with respect to Mr. Frier’s benefits under the Executive Officer’s Severance Pay Plan, none of the named executive officers will be entitled to additional pension or non-qualified deferred compensation benefits in connection with the combination.
(4)	Reflects the value of post-termination benefits to be received by the executive under the Executive Officer Severance Pay Plan in the event of a qualifying termination of employment immediately following completion of the combination. Includes $18,500 in outplacement services for each executive officer named above except for Mr. Lonergan and health and welfare benefits in the following amounts: Mr. Lonergan, $11,093; Mr. Kocher, $42,310; Mr. Frier, $24,992; Mr. Holland, $41,633; Mr. Rodriguez, $26,452; and Mr. Thompson, $42,213.
(5)	None of the named executive officers is entitled to a tax reimbursement or gross-up in respect of the payments described in the table.

Indemnification and Insurance

Pursuant to the terms of the transaction agreement, Chiquita’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from ChiquitaFyffes. See “The Transaction Agreement — Covenants and Agreements — Directors’ and Officers’ Indemnification and Insurance” beginning on page 150 of this proxy statement/prospectus.

Fyffes

In considering the recommendation of the board of directors of Fyffes, Fyffes shareholders should be aware that certain directors and officers of Fyffes will have interests in the scheme that are different from, or in addition to, the interests of Fyffes shareholders generally. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below. The board of directors of Fyffes was aware of these interests and considered them when it adopted the transaction agreement and approved the business combination.

Conversion of Fyffes Shares held by Directors and Executive Officers of Fyffes Pursuant to the Transaction

As a group, the Fyffes directors and executive officers beneficially owned an aggregate of approximately 6,885,743 Fyffes ordinary shares as of June 30, 2014. Upon the completion of the transaction, the directors and executive officers would receive, like all other Fyffes shareholders, 0.1567 of a ChiquitaFyffes ordinary share for each such Fyffes ordinary share. Dispositions of Fyffes ordinary shares, if any, prior to the completion of the transaction will change the amount of ChiquitaFyffes ordinary shares the directors and executive officers of Fyffes will receive in respect of their Fyffes common shares upon the completion of the transaction.

Conversion of Fyffes Options

The Fyffes directors and executive officers, as of June 30, 2014, held a number of Fyffes ordinary shares underlying unexercised options as set forth in the table below. Upon the completion of the combination, these options will be converted, based on the exchange ratio, into options to acquire ChiquitaFyffes ordinary shares, and shall otherwise have the same terms and conditions as applied to the Fyffes option prior to the combination, except that any performance-based vesting conditions will be deemed satisfied and the options will remain subject to any outstanding time-based vesting conditions.

Name	Options held at 3/31/2014
David McCann	1,000,000
1,000,000
800,000
Coen Bos	500,000
600,000
480.000
Tom Murphy	400,000
600,000
480,000

Conversion of Fyffes Shares

The Fyffes directors and executive officers held, as of June 30, 2014, a number of Fyffes shares as set forth in the table below.

Name	Shares
David McCann	2,016,397
Coen Bos	25,000
Tom Murphy	637,346
Declan McCourt	50,000
James O’Dwyer	50,000
James O’Hara	0
Robert Johnston	7,000

Other Interests

Mr. McCann is a director of Balkan Investment Company and certain of its subsidiaries. The Balkan Entities own approximately 12.5% of the ordinary shares of Fyffes. Mrs. Mary McCann (who is the mother of Mr. McCann) may be deemed to beneficially own these ordinary shares through her indirect control of the corporation which is the majority shareholder of Balkan Investment Company. She owns 1,000 ordinary shares of Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, for an aggregate beneficial ownership of 12.8%. In addition, Mr. Johnston is the Chief Strategy Officer of The InterTech Group Inc., which is related to The Article 6 Marital Trust created under the First Amended and Restated Jerry Zucker Revocable Trust which owns approximately 13.1% of the ordinary shares of Fyffes.

Mr. O’Dwyer is the former Chairman of and remains a consultant with Arthur Cox, a Dublin-based law firm, which provides legal services to Fyffes.

In 2013, a subsidiary of a company jointly controlled by Mr. McCourt sold a number of fork lifts and pallet trucks to Fyffes on normal commercial terms and at a total cost of €218,000.

Retention Bonuses and Transaction Bonuses

In connection with the consummation of the combination, Fyffes may pay transaction bonuses to certain of its employees, including its executive officers, of up to $1,000,000 in the aggregate and retention bonuses to certain of its employees of up to $300,000 in the aggregate.

Employment Offers

ChiquitaFyffes is obligated under the transaction agreement to offer employment to each of Messrs. McCann, Bos and Murphy, who will serve as ChiquitaFyffes’ chief executive officer, chief operating officer of the fresh fruit division, and chief financial officer, respectively. The terms of these offers (summarized below) will be effective when the combination is completed.

The employment offer for Mr. McCann reflects (1) an annual base salary of $1,000,000, (2) an annual target incentive bonus equal to 100% of his base salary and a maximum potential payment of 225% of his target bonus, (3) for the first two calendar years, a long-term performance-based incentive award with a value of $3,500,000 and (4) a one-time performance-based transition equity award with a value of $3,500,000, which will be subject to vesting over a two year period following the combination, subject to the attainment of the applicable performance objectives.

The employment offer for Mr. Bos reflects (1) an annual base salary of $630,000, (2) an annual target incentive bonus equal to 75% of his base salary and a maximum potential payment equal to 225% of his target bonus, (3) a long-term performance-based incentive award with a value of $801,000, (4) a one-time performance-based transition equity award with a value of $966,000, which will be subject to vesting over a two year period following the combination, subject to the attainment of the applicable performance objectives and (5) an annual pension contribution of $165,000.

The employment offer for Mr. Murphy reflects (1) an annual base salary of $550,000, (2) an annual incentive bonus equal to 75% of his base salary and a maximum potential payment equal to 225% of his target bonus, (3) a long-term performance-based incentive award with a value of $924,000 and (4) a one-time performance-based transition equity award with a value of $924,000, which will be subject to vesting over a two year period following the combination, subject to the attainment of the applicable performance objectives.

The offers to these executives also include the following severance protection in the event of a termination of the executive's employment by the company without cause or by the executive for good reason following the combination:

If a termination of employment occurs before the second anniversary of the combination (or before the first anniversary in the case of Mr. Murphy), then the executives will be entitled to severance in an amount equal to two times the sum of the executive's annual base salary and annual incentive target for the year of termination, payable in lump sum; a pro-rated annual incentive bonus for the period worked during the year of termination; vesting of all unvested equity awards and options remaining exercisable for one year; outplacement services; reimbursement of legal fees in the event of a dispute; relocation expenses if the executive was abroad on a temporary assignment; accelerated employer contribution to retirement plans for year of termination; and full vesting of employer contributions to retirement plans, in the case of Mr. Bos. If the termination of employment occurs on or after the second anniversary of the combination (or on or after the first anniversary in the case of Mr. Murphy), the executive will receive severance under the Chiquita Executive Officer Severance Pay Plan (effective as of January 30, 2012), which will be amended before the combination to provide that (a) it will be adopted by ChiquitaFyffes at the combination, (b) it may not be terminated or adversely amended with respect to the executives covered thereby without six months prior notice and (c) the severance benefit for the Chief Executive Officer under the plan will be two times the sum of the executive's annual base salary and bonus target at the time of any qualifying termination. A terminated executive would be entitled to a pro-rata annual bonus for the year of termination and additional benefits (one year of additional vesting for options and restricted stock, and outplacement services) under the current plan, subject to amendment as described above.

Annual Bonus Treatment

Each of the Fyffes executive officers is a participant in Fyffes annual bonus program with respect to 2014 and the short term incentive plan. The transaction agreement provides that, in the event the combination is completed in 2014, 2014 annual cash bonuses (and short term incentive plan payments) will be paid out at the target level of performance at the time of the completion. If the closing occurs in 2015, the annual bonus for 2014 will be based on actual results and the 2015 bonus will be paid out at target, at the time bonuses are typically paid. The table below sets forth the target bonus for each of the Fyffes executive officers for 2014. Each of the Fyffes executive officers will also be entitled to receive in the ordinary course any award that vests under the Fyffes short term incentive plan.

Name	2014 Annual Bonus Target €000’s	2014 Short Term Incentive Plan €000’s
David McCann	527	527
Coen Bos	314	314
Tom Murphy	257	257

Indemnification Insurance

Pursuant to the terms of the transaction agreement, Fyffes directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from ChiquitaFyffes. See “The Transaction Agreement — Covenants and Agreements — Directors’ and Officers’ Indemnification and Insurance” beginning on page 150 of this proxy statement/prospectus.

Security Ownership of Certain Beneficial Owners and Management

Chiquita

The following table sets forth certain information regarding the beneficial ownership of Chiquita common shares as of August 4, 2014 (except as noted) by: (i) each of the current directors of Chiquita; (ii) each of the current executive officers of Chiquita; (iii) all current directors and executive officers of Chiquita as a group;

and (iv) all persons who on August 4, 2014 were known by Chiquita to be beneficial owners of more than five percent of its ordinary shares. All percentages are based upon the number of Chiquita common shares outstanding as of August 4, 2014.

	Beneficial Ownership
Name and Address of Beneficial Owner	Number of Shares(1)(2)		Percent of Total
5% Stockholders:
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	3,938,801	(4)	8.4%
BlackRock Inc. 40 East 52nd Street New York, NY 10022	3,229,618	(4)(5)	6.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	2,654,757	(4)(6)	5.7%
Pentwater Capital Management LP 614 Davis Street Evanston, IL 60201	2,592,318	(4)(7)	5.5%
Named Executive Officers and Directors:
Kerri B. Anderson	64,833		*
Howard W. Barker, Jr.	80,863	(8)	*
Rick P. Frier	5,228	(9)	*
Clare M. Hasler-Lewis	71,953	(8)	*
Kevin R. Holland	132,934	(9)(10)	*
Craig E. Huss	6,086	(8)	*
Brian W. Kocher	108,552	(9)	*
Edward F. Lonergan	142,618	(9)	*
Jeffrey N. Simmons	28,340		*
Steven P. Stanbrook	111,985	(8)	*
James E. Thompson	107,132	(9)	*
Ronald V. Waters III	11,239		*
All current directors and executive officers as a group (13 persons)	930,923	(9)(10)	2.0%

*	Represents beneficial ownership of less than 1% of outstanding Chiquita common shares.
(1)	Under SEC rules, for purposes of preparing this table, shares are beneficially owned if a person has or shares the power (i) to vote them or direct their vote (voting power) or (ii) to sell them or direct their sale (dispositive power), even if the person has no financial interest in the shares. In addition, shares that a person has the right to acquire within 60 days are considered to be beneficially owned.
(2)	Unless otherwise noted, each person has full voting and dispositive power over the shares listed except for Chiquita common shares issuable upon the exercise of stock options or upon the vesting of restricted stock units (RSUs) as described in the footnotes below.
(3)	This information is based on a Schedule 13G amendment filed with the SEC on February 10, 2014 in which Dimensional Fund Advisors LP, an investment adviser to four registered investment companies and investment manager to certain other commingled group trusts and separate accounts, reported that it has sole voting power over 3,847,014 Chiquita common shares and sole dispositive power over 3,938,801 Chiquita common shares, and that it disclaims beneficial ownership of such Chiquita common shares, all of which were reported as owned by the foregoing investment companies, group trusts and separate accounts.
(4)	This information reflects shares held as of December 31, 2013.

(5)	This information is based on a Schedule 13G amendment filed with the SEC on January 28, 2014 in which BlackRock Inc. reported that it beneficially owns and has sole voting power over 3,084,716 Chiquita common shares and sole dispositive power over 3,229,618 Chiquita common shares through certain subsidiaries.
(6)	This information is based on a Schedule 13G amendment filed with the SEC on February 12, 2014 in which The Vanguard Group, an investment advisor, reported that it beneficially owns 2,654,757 Chiquita common shares of which 74,795 Chiquita common shares and 6,100 Chiquita common shares are beneficially held by Vanguard Fiduciary Trust Company and Vanguard Investments of Australia, Ltd., respectively, both wholly owned subsidiaries, and has sole power to vote or direct the vote of 80,895 Chiquita common shares, shared dispositive power over 74,795 Chiquita common shares and sole dispositive power over 2,579,962 Chiquita common shares.
(7)	This information is based on a Schedule 13G filed with the SEC on February 14, 2014 in which Pentwater Capital Management LP, an investment advisor, reported that it beneficially owns and has sole voting power and sole dispositive power over 2,592,318 Chiquita common shares.
(8)	Includes RSUs for the following numbers of Chiquita common shares that are deliverable when the recipient ceases to be a non-employee director: Mr. Barker, 10,051 Chiquita common shares; Mr. Stanbrook, 10,000 Chiquita common shares; and Dr. Hasler-Lewis, 2,500 Chiquita common shares. Also includes the following numbers of whole Chiquita common shares held as of June 30, 2014 under the Directors Deferred Compensation Program; these Chiquita common shares will be issued when the recipient ceases to be a non-employee director: Ms. Anderson, 1,766 Chiquita common shares; Mr. Barker, 60,812 Chiquita common shares; Dr. Hasler-Lewis, 63,857 Chiquita common shares and Mr. Huss, 4,086 Chiquita common shares.
(9)	Does not include shares issuable upon the vesting of time-vested RSUs that will vest more than 60 days after August 4, 2014, in the following amounts: Mr. Frier, 47,638 Chiquita common shares; Mr. Holland, 70,748 Chiquita common shares; Mr. Kocher, 135,150 Chiquita common shares; Mr. Lonergan, 115,533 Chiquita common shares; Mr. Thompson, 67,031 Chiquita common shares; and all current directors and executive officers as a group, 460,650 Chiquita common shares. Also does not include Mr. Lonergan’s options to purchase 1,440,062 Chiquita common shares, unvested RSUs and performance-based awards that are contingent upon completion of combination, and unvested performance-based awards under which share amounts are not determinable.
(10)	Includes the following share equivalents as of June 30, 2013 held in the Common Stock Fund of the Chiquita 401(k) Plan, which are expressed as units and represent a participant’s proportionate interest in the Common Stock Fund: Mr. Holland, 3,234 Chiquita common share equivalents; and all current executive officers as a group, 3,343 Chiquita common share equivalents.

Fyffes

The following table sets forth certain information regarding the beneficial ownership of Fyffes ordinary shares as of June 30, 2014 (except as noted) by: (i) each of the current directors of Fyffes; (ii) each of the current executive officers of Fyffes; (iii) all current directors and executive officers of Fyffes as a group; and (iv) all those known by Fyffes to be beneficial owners of more than five percent of its ordinary shares.

	Beneficial Ownership(2)
Name and Address of Beneficial Owner(1)	Number of Shares		Percent of Total
5% Stockholders:
The Article 6 Marital Trust created under the First Amended and Restated Jerry Zucker Revocable Trust 4838 Jenkins Avenue North Charleston, SC 29405	39,034,612		13.1%
Balkan Investment Company and its subsidiaries 1 Stokes Place St. Stephen’s Green Dublin 2, Ireland	37,238,334	(3)	12.5%
Entities affiliated with Fidelity Management & Research Company 245 Summer Street Boston, MA 02210	31,200,000		10.5%

	Beneficial Ownership(2)
Name and Address of Beneficial Owner(1)	Number of Shares		Percent of Total
Named Executive Officers and Directors:
David McCann	4,016,397	(4)	1.3%
Tom Murphy	1,637,346	(5)	*
Coen Bos	1,125,000	(6)	*
Declan McCourt	50,000		*
James O’Dwyer	50,000		*
James O’Hara	0		*
Robert Johnston	7,000		*
All current directors and executive officers as a group (7 persons)	6,885,743	(7)	2.3%

*	Represents beneficial ownership of less than 1%.
(1)	Unless otherwise provided in the table above or in the notes below, the address for each of the beneficial owners listed is c/o Fyffes plc, 29 North Anne Street, Dublin 7, Ireland.
(2)	This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to (i) community property laws where applicable, (ii) the Deed of Irrevocable Undertaking delivered to Chiquita by the Balkan Entities described in the section entitled “Irrevocable Voting Undertaking” beginning on page 157 of this proxy statement/prospectus and (iii) the Support Letter delivered to Fyffes on behalf of The Article 6 Marital Trust created under the First Amended and Restated Jerry Zucker Revocable Trust described in the section entitled “Support Letter” beginning on page 157 of this proxy statement/prospectus, Fyffes believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 297,659,807 ordinary shares outstanding on June 30, 2014, adjusted as required by rules promulgated by the SEC. The number of ordinary shares beneficially owned includes ordinary shares issuable pursuant to the exercise of options that are exercisable within 60 days of December 31, 2013 (after giving effect, for the purposes of this table, to the full vesting acceleration of stock options held as of December 31, 2013 by Fyffes directors and named executive officers as described under “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus). Ordinary shares issuable pursuant to the exercise of options that are exercisable within 60 days of December 31, 2013 are deemed to be outstanding and beneficially owned by the person to whom such ordinary shares are issuable for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(3)	Represents ordinary shares held by Balkan Investment Company and certain of its wholly-owned subsidiaries, including 21,944,501 ordinary shares held by its subsidiary, Arnsberg Investment Company. Mrs. Mary McCann (who is the mother of David McCann) may be deemed to beneficially own these ordinary shares through her indirect control of the corporation which is the majority shareholder of Balkan Investment Company. She owns 1,000 ordinary shares in Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, for an aggregate beneficial ownership of 12.8%.
(4)	Includes 2,000,000 unissued ordinary shares subject to options exercisable by Mr. McCann assuming the full acceleration of any remaining performance-based vesting component of such options. Mr. McCann is a director of Balkan Investment Company and certain of its wholly-owned subsidiaries which hold ordinary shares, however, Mr. McCann disclaims beneficial ownership over such shares.
(5)	Includes 1,000,000 unissued ordinary shares subject to options exercisable by Mr. Murphy assuming the full acceleration of any remaining performance-based vesting component of such options.
(6)	Includes 1,100,000 unissued ordinary shares subject to options exercisable by Mr. Bos assuming the full acceleration of any remaining performance-based vesting component of such options.
(7)	Includes 4,100,000 unissued ordinary shares subject to options exercisable by certain executive directors of Fyffes, assuming the full acceleration of any remaining performance-based vesting component of such options.

Intentions Regarding Fyffes and Chiquita

Following the completion of the combination, ChiquitaFyffes will commence a comprehensive evaluation of the enlarged group’s operation and will identify the best way to integrate the organizations in order to further improve the support of our customers, as well as achieve revenue and cost synergies. Chiquita and Fyffes also expect to explore ways to optimize ChiquitaFyffes’ capital structure. Employees from both Chiquita and Fyffes will be involved in both evaluation, formation of integration plans and execution of those integration plans.

Until these evaluations and formation of plans have been completed, neither Chiquita nor Fyffes is in a position to comment on prospective potential impacts upon employment, specific locations or any redeployment of fixed assets. Based on preliminary discussions of the management teams of Chiquita and Fyffes, it is Chiquita and Fyffes expectation that there will be a reduction in headcount for the combined group stemming from the elimination of duplicative activities, functions, facilities or the redeployment of fixed assets.

Subject to the terms of the transaction agreement, during the specified periods following completion of the combination, Chiquita and Fyffes employees will continue to receive compensation and benefits as disclosed in “The Transaction Agreement — Covenants and Agreements — Employee Benefits” beginning on page 150 of this proxy statement/prospectus.

Board of Directors and Management after the Combination

Board of Directors

The transaction agreement provides that the board of directors of ChiquitaFyffes after the combination will have 13 members consisting of (i) six individuals designated by Chiquita, (ii) six individuals designated by Fyffes and (iii) one individual appointed by mutual consent of Chiquita and Fyffes (and if such individual has not been appointed as of the completion of the combination, such individual will be appointed by the respective designees of Chiquita and Fyffes), provided that no more than one designee (in the case of Chiquita) and two designees (in the case of Fyffes) shall not qualify as an “independent” director within the rules of the NYSE for persons serving on an audit or compensation committee.

As of the date of this proxy statement/prospectus, Chiquita presently expects its designees to include Ms. Anderson and Messrs. Barker, Lonergan, Simmons, Stanbrook and Waters, with Mr. Lonergan being named the chairman of ChiquitaFyffes. Fyffes presently expects its designees to include Messrs. McCann, Murphy, McCourt, O’Dwyer, O’Hara and Johnston. Biographical information with respect to each Chiquita and Fyffes designee is set forth below.

Kerrii B. Anderson — Ms. Anderson, 57, has served as a director of Chiquita since April 2009 and Chairwoman of Chiquita since October 2012 and currently serves as the chair of the Chiquita nominating & governance committee and a member of the Chiquita audit committee. Ms. Anderson has been a private investor since September 2008. She was employed as Chief Executive Officer and President of Wendy’s International, Inc. (Wendy’s), a quick service hamburger company, from November 2006 to September 2008, when it merged with Triarc Companies, Inc. to form Wendy’s/Arby’s Group Inc. From April to November 2006 she served as Wendy’s interim Chief Executive Officer and President, and from 2000 to April 2006, she served as its Executive Vice President and Chief Financial Officer. Prior to that, she had more than 20 years of experience in accounting and as controller and chief financial officer of other companies. She is a Certified Public Accountant. Ms. Anderson is currently a director of Laboratory Corporation of America Holdings and Worthington Industries, Inc. Ms. Anderson was formerly a director of P.F. Chang’s China Bistro Inc. until April 2012 when it was purchased by a private equity fund.

Ms. Anderson will bring to the board of directors of ChiquitaFyffes a broad understanding of executive and financial considerations in a food-related business. Her extensive accounting and financial reporting and analysis expertise and prior experience as a chief executive officer and chief financial officer of a public company, in addition to other public company board service, make Ms. Anderson particularly well-suited to serve as a director of ChiquitaFyffes.

Howard W. Barker, Jr. — Mr. Barker, 67, has served as a director of Chiquita since September 2007 and currently serves as the chair of the Chiquita audit committee and a member of the Chiquita nominating &

governance committee. Mr. Barker was employed by KPMG LLP, a global accounting firm, from 1972, including serving as a partner of KPMG LLP from 1982, until he retired in 2002. He is a member of the American Institute of Certified Public Accountants and the Florida Institute of Public Accountants. Mr. Barker is currently a director of priceline.com Incorporated and formerly served as a director of Medco Health Solutions, Inc. until April 2012 when it was sold.

Mr. Barker was selected to serve as a director of ChiquitaFyffes because of his extensive financial background, and financial reporting expertise, including his service as an audit partner at a multinational professional service and accounting firm. His continuing membership in the American Institute of Certified Public Accountants, as well as his financial leadership role on another public company board on which he serves, enable him to maintain expertise in current accounting, financial reporting and related issues that will be important to ChiquitaFyffes. In addition, he has served on numerous public company board committees involved with financing and acquisition transactions.

Ed Lonergan — Mr. Lonergan, 54, has served as a director and President and Chief Executive Officer of Chiquita since October 2012. Prior to joining Chiquita, from February 2006 to October 2011, Mr. Lonergan was President, Chief Executive Officer and Executive Director of Diversey, Inc., a global provider of sustainable cleaning, sanitation and hygiene solutions. From May 2002 to December 2005, Mr. Lonergan served as President of the European region for The Gillette Company, a consumer products company, prior to its acquisition by The Procter & Gamble Company in 2005. Prior to joining Gillette, Mr. Lonergan spent more than 20 years at The Procter & Gamble Company, a manufacturer and distributor of consumer products, in various capacities including a variety of leadership positions both domestically and internationally. Mr. Lonergan is currently a director of Owens-Corning Corporation.

Mr. Lonergan brings to Chiquita more than 30 years of international leadership experience across many industries. He possesses extensive knowledge of global business operations, strong financial management expertise and a keen knowledge of consumer products business. Mr. Lonergan's past experience in leading the strategic and financial turnaround of Diversey, Inc. significantly improving efficiency, market competitiveness and shareholder value, make him uniquely qualified to lead ChiquitaFyffes in its next phase of growth. Mr. Lonergan was selected to serve as a director of ChiquitaFyffes given his extensive international and other business skills, as highlighted in this paragraph, and his familiarity with the Chiquita business.

Jeffrey N. Simmons — Mr. Simmons, 47, has served as a director of Chiquita since May 2011 and currently serves as the chair of the Chiquita compensation & organization development committee and a member of the Chiquita food, safety, technology and sustainability committee. Mr. Simmons has been Senior Vice President of Eli Lilly and Company since January 2010 and President, Elanco Animal Health, Lilly’s animal health division, since January 2008. From 2006 to December 2007 he served as Elanco’s executive director of U.S. operations and global research and development. Mr. Simmons joined Lilly in 1989 and has held a variety of other international executive and leadership roles in Elanco, including area director, Western Europe; and country director for Brazil. He is an international spokesperson on the role technology will play in expanding the global food supply.

Mr. Simmons was selected to serve as a director of ChiquitaFyffes because he offers valuable perspective and will bring significant knowledge to the board of directors of ChiquitaFyffes on the execution of business strategy, particularly in Europe and North America, and business growth through innovation. He has demonstrated successes in global business operations and senior operations management. In particular, Mr. Simmons’ experience with the use of technology in agricultural operations and food safety provide important insight to the board of directors of ChiquitaFyffes.

Steven P. Stanbrook — Mr. Stanbrook, 56, has served as a director of Chiquita since December 2002 and serves as a member of the Chiquita compensation & organization development committee and the Chiquita nominating & governance committee. Mr. Stanbrook has been Chief Operating Officer–International of S.C. Johnson & Son, Inc., a manufacturer of consumer products, since July 2010. Prior to that he was President, Developing Markets from 2006 to July 2010, President–Asia and Americas from 2002 until 2006 and President of S.C. Johnson’s business in Europe, Africa and Near East from 1996 through 2002. Prior to joining S.C. Johnson in 1996, Mr. Stanbrook was President–International of CompuServe. Prior to that, he held various international management positions at Sara Lee Corporation, including serving as President and

Chief Executive Officer of Sara Lee Bakery. Mr. Stanbrook was a director of Hewitt Associates, Inc. from 2003 until its merger with Aon Corp. in October 2010.

Mr. Stanbrook was selected to serve as a director of ChiquitaFyffes because he provides extensive experience in the consumer and packaged goods industries, with experience in different companies and a variety of roles, including at a senior executive level. His international experience includes executive assignments on every continent of the world served by these industries. His prior service on other public company board brings additional governance and oversight experience.

Ronald V. Waters III — Mr. Waters, 62, has served as director of Chiquita since October 2012 and currently serves as a member of the Chiquita audit committee and the Chiquita compensation & organization development committee. Mr. Waters has been a private investor since May 2010. He was employed as President and Chief Executive Officer of LoJack Corporation, a global leader in finding and recovering a wide range of mobile assets including cars, construction equipment and motorcycles, from January 2009 to May 2010. From February 2007 to December 2008 he served as LoJack’s Chief Operating Officer. Mr. Waters also served as a member of the board of directors of LoJack from February 2007 to May 2010. Prior to joining LoJack, from 2003 to 2006 Mr. Waters served as Chief Operating Officer of Wm. Wrigley Jr. Company, a global leader in confections. He also served as Wrigley’s Chief Financial Officer from 1999 to 2003. From 1993 to 1999, Mr. Waters held various financial management positions with The Gillette Company, a consumer products company. From 1984 to 1993 he served as partner of KPMG LLP, a global accounting firm. Mr. Waters is currently a director of HNI Corporation, Fortune Brands Home and Security, Inc. and Paylocity Corporation. He formerly served as a director of Fortune Brands Inc. from 2008 to 2011, LoJack Corporation from 2007 to 2010 and Sabre Holdings from 2006 to 2007.

Mr. Waters was selected to serve as a director of ChiquitaFyffes because of his extensive experience in public company management in both operations and finance. He has significant leadership experience having served as chief executive officer, chief financial officer, and chief operating officer of one or more public companies. This wide-ranging management and finance experience coupled with his significant exposure to the food sector and branded consumer products will enable him to provide valuable perspectives to ChiquitaFyffes’ global food business; his prior audit experience at a multi-national public accounting firm provides important financial reporting expertise. In addition, his prior and current service on boards of both private and public companies affords valuable insight into the business strategies of a company such as ChiquitaFyffes.

David McCann — Mr. McCann, 56, has served as Chairman of Fyffes since 2006 and a director of Fyffes since 1989 and currently serves as a member of the Fyffes nomination committee. Mr. McCann joined Fyffes in 1986 and was appointed Managing Director of Fyffes in 1989 with responsibility for Fyffes operations and Chief Executive Officer of Fyffes in 1995. Prior to joining Fyffes, Mr. McCann was a partner at Ivor Fitzpatrick & Company Solicitors, a Dublin-based law firm. Mr. McCann currently serves as a director of Balkan Investment Company and certain of its subsidiaries. Mr. McCann was selected to serve as a director of ChiquitaFyffes because of his 28 years of leadership experience in the fresh produce industry.

Tom Murphy — Mr. Murphy, 53, has served as the Finance Director of Fyffes and a member of the Fyffes board of directors since January 2007. Since joining Fyffes in 1990 from the Coca-Cola Company, Mr. Murphy has held a number of senior accounting positions in Fyffes and was appointed to the position of deputy Managing Director and Finance Director of Fyffes Tropical Produce division in 2000. During his tenure at Fyffes, Mr. Murphy has also worked in a variety of locations as part of his roles in Fyffes operations in the United Kingdom, its tropical sourcing operations in Latin America and at the company’s headquarters in Ireland. Mr. Murphy was selected to serve as a director of ChiquitaFyffes because of his significant leadership experience in the fresh produce industry.

Declan McCourt — Mr. McCourt, 68, has served as a non-executive director of Fyffes since 2003 and is a member of the audit, compensation and nomination committees of the Fyffes board of directors. Mr. McCourt is Chief Executive of the OHM Group, an automobile distributor, where he has been employed since 1982. Mr. McCourt currently serves as a director of Balmoral International Land Holdings plc and EII Voyager Fund plc and Chairman of the Mater Hospital Foundation and the UCD Law Development Council.

He previously served as a director of the Bank of Ireland and Dublin Docklands Development Authority. Mr. McCourt was selected to serve as a director of ChiquitaFyffes because of his extensive executive management experience.

James O’Dwyer — Mr. O’Dwyer, 67, has served as a non-executive director of Fyffes since 2007 and is a member of the audit and compensation committees. He is a former Chairman of Arthur Cox, a leading Dublin based law firm, where he was a partner for 33 years and is admitted to the New York State Bar. Mr. O’Dwyer was a former director of Goldman Sachs Bank (Europe) plc. Mr. O’Dwyer was selected to serve as a director of ChiquitaFyffes because of his more than 20 years of leadership experience in various industries and his specialization in the legal practice in the areas of corporate governance and commercial law.

Jim O’Hara — Mr. O’Hara, 63, has served as a non-executive director of Fyffes since 2012. From 1991 to 2010, Mr. O’Hara served in various manufacturing management positions, including Vice President of Intel Corporation and General Manager of Intel Ireland, where he was responsible for Intel’s technology and manufacturing group in Ireland. Prior to joining Intel in 1991, Mr. O’Hara served in various general management positions at Digital Equipment Corporation. He has served as a director of Allied Irish Banks plc since 2010 and serves on the audit, remuneration and nomination and corporate governance committees of the Allied Irish Banks plc board of directors. Mr. O’Hara also serves as a director of EBS Limited and Enterprise Ireland and previously served as President of the American Chamber of Commerce in Ireland. Mr. O’Hara was selected to serve as a director of ChiquitaFyffes because of his extensive leadership experience in various industries.

Robert Johnston — Mr. Johnston, 49, has served as a non-executive director of Fyffes since 2012. Mr. Johnston currently serves as Executive Vice President and Chief Strategy Officer for The InterTech Group, Inc. in North Charleston, South Carolina where he has been employed since 1998. InterTech is a holding company and operator of a diverse, global group of companies with primary emphasis in the technology-driven manufacturing sector. In addition to his duties at InterTech, Mr. Johnston was named President of The Hudson’s Bay Company in August 2007 and Chief Executive Officer of The Hudson’s Bay Company in April 2008. Mr. Johnston served as President and Chief Executive Officer of The Hudson’s Bay Company until it was sold in July 2008. He holds an M.B.A. from the John Molson School of Business at Concordia University in Montreal as well as a Master’s degree in Public Policy and Public Administration from Concordia University. Mr. Johnston also serves as a director of Circa Enterprises Inc., Span-America Medical Systems, Inc. and is a board member of the Lowcountry Housing Trust and the Advisory Board of The McGill University Executive Institute. He previously served as director of Central Vermont Public Service Corporation, Pacific Northern Gas Limited, Galvanic Applied Sciences, Inc., The Hudson’s Bay Company, Canada’s National History Society and the Carolina Youth Development Center. Mr. Johnston was selected to serve as a director of ChiquitaFyffes because of his extensive executive management experience and his significant experience in corporate finance.

Committees of the ChiquitaFyffes Board

The ChiquitaFyffes board of directors is expected to form the following board committees: Audit; Compensation & Organization Development; Nominating & Governance; and Food Safety, Technology & Sustainability.

Each board committee will be composed of an equal number of Chiquita and Fyffes directors, plus, if determined jointly by Chiquita and Fyffes, any person so designated who qualifies as an “independent” director and is not a designee of either Chiquita or Fyffes. The actual members of such committees have not been determined.

Management

The ChiquitaFyffes senior management team after the scheme and the merger is expected to be led by members of both Chiquita and Fyffes as follows:

David McCann — Chief Executive Officer.  Mr. McCann, 56, has served as Chairman of Fyffes since 2006 and a director of Fyffes since 1989 and currently serves as a member of the Fyffes nomination committee. Mr. McCann joined Fyffes in 1986 and was appointed Managing Director of Fyffes in 1989 with responsibility for Fyffes operations and Chief Executive Officer of Fyffes in 1995. Prior to joining Fyffes,

Mr. McCann was a partner at Ivor Fitzpatrick & Company Solicitors, a Dublin-based law firm. Mr. McCann currently serves as a director of Balkan Investment Company and certain of its subsidiaries.

Tom Murphy — Chief Financial Officer.  Mr. Murphy, 53, has served as the Finance Director of Fyffes and a member of the Fyffes board of directors since January 2007. Since joining Fyffes in 1990 from the Coca-Cola Company, Mr. Murphy has held a number of senior accounting positions in Fyffes and was appointed to the position of deputy Managing Director and Finance Director of Fyffes Tropical Produce division in 2000. During his tenure at Fyffes, Mr. Murphy has also worked in a variety of locations as part of his roles in Fyffes operations in the United Kingdom, its tropical sourcing operations in Latin America and at the company’s headquarters in Ireland.

Coen Bos — Chief Operating Officer — Fresh Fruit.  Mr. Bos, 59, has served as Chief Operating Officer of Fyffes since December 2006 and an executive director of Fyffes since January 2006. From 2000 to 2006, Mr. Bos was Managing Director of the Fyffes Tropical Produce division. Prior to joining Fyffes, Mr. Bos held various positions at Velleman & Tas BV and was that company’s Banana Marketing Director when it was acquired by Fyffes in 1994. Prior to joining Velleman & Tas BV, Mr. Bos was a merchant navy ship’s master and active at sea until 1983.

Brian Kocher — Chief Operating Officer — Salads & Healthy Snacks.  Mr. Kocher serves as Executive Vice President and Chief Operating Officer of Chiquita responsible for all aspects of the company's operations worldwide. Most recently, Mr. Kocher served as president, Europe & the Middle East, for Chiquita. In his role as president of Europe and the Middle East, Mr. Kocher was responsible for leading the company's operations throughout the region, including bananas, other produce and diversified value-added products. Mr. Kocher joined Chiquita in 2005 and served as president of North America since October 2007, leading the successful transformation of the company's North American banana and salad businesses. He previously served as vice president, controller and chief accounting officer and has more than 18 years of accounting, sales, finance and business process change expertise, including his previous work experience at General Electric and PricewaterhouseCoopers LLP.

Kevin Holland — Chief Administrative Officer.  Mr. Holland, 52, serves as Executive Vice President and Chief People Officer of Chiquita. Mr. Holland joined Chiquita in 2005 and served most recently as senior vice president of human resources, responsible for all aspects of the company's global HR activities, including compensation, benefits, employee relations, recruitment and training. In his current role, he will be responsible for the execution of the company’s restructuring effort while continuing to be responsible for human resources in addition to various corporate support functions worldwide, including information technology, communications, administrative services and security.

Prior to Chiquita, Mr. Holland was chief people officer at Coors Brewing Co. In that role, he directed the people integration process for Coors' merger with Molson Brewing Co. and led human capital initiatives that resulted in the smooth consolidation of operations.

Prior to Coors, Mr. Holland was vice president of human resources at Kinko's, where he was responsible for all corporate and international HR functions, including expatriate programs for Kinko's in more than 100 locations in nine countries. He also has HR experience at Gateway, Inc., and Abbott Laboratories, Inc., as well as production experience at Frito-Lay Co.

Mr. Holland earned his bachelor's degree in economics from the University of Rhode Island and was a captain in the U.S. Army, where he served for five years, stationed in Germany and the United States.

James E. Thompson — Chief Legal Officer.  Mr. Thompson, 53, serves as Executive Vice President, General Counsel and Secretary of Chiquita, with responsibility for the company’s global law department. Mr. Thompson joined Chiquita in April 2006 as senior vice president and chief compliance officer.

Prior to Chiquita, Mr. Thompson served as group vice president, general counsel and secretary at McLeodUSA, Inc., one of the United States’ then largest independent competitive telecommunications service providers with operations in 25 U.S. states. In that role, he led McLeodUSA’s legal department and implemented corporate governance initiatives, such as Sarbanes-Oxley Act compliance. He was also responsible for regulatory compliance, including federal and state public policy and advocacy.

Prior to McLeodUSA, Mr. Thompson was director and associate general counsel for the international legal department at Alticor, Inc., and served as chief legal officer for its innovations business unit. In these roles, he managed legal support for Alticor's international affiliates around the world, including the entry of the company into new global markets. Mr. Thompson also has legal experience at Jones, Day, Reavis & Pogue, including five years in the firm's Brussels office, where his principal practice area was complex corporate transactions with international components, including antitrust and trade regulation.

Mr. Thompson earned his juris doctor degree from the University of Michigan Law School and received his bachelor's degree in history from the University of Michigan. In addition, he was the first American selected as a law clerk stagiaire at the European Court of Justice in Luxembourg.

Manuel Rodriguez — Corporate Responsibility Officer.  Mr. Rodriguez, 64, serves as Executive Vice President of Government and International Affairs and Corporate Responsibility Officer of Chiquita, where he is responsible for Chiquita’s adherence to leading environmental, social and ethical standards and the measurement, verification and reporting of the company's performance in those areas. He is also responsible for Chiquita’s relationships with governmental and regulatory agencies worldwide, including directing the company’s strategy with regard to the banana import policies of the European Union. In addition, Mr. Rodriguez manages the company’s international labor relations.

Mr. Rodriguez has been a driving force behind the development and implementation of the labor rights framework agreement signed in 2001 with the International Union of Foodworkers and COLSIBA, the affiliation of banana workers unions in Latin America. This landmark agreement has been widely recognized as a model for agricultural workers' rights.

Prior to joining Chiquita, Mr. Rodriguez served as legal counsel for Migration Division of Government of Puerto Rico; director of agricultural program and deputy national director of Office of Puerto Rico and as the director of “Plan Médico de Seguro No-Ocupacional Para Trabajadores Agrícolas Puertorriqueños”.

Mr. Rodriguez began his career with the company in 1980, having served in various senior legal and labor relations positions. Mr. Rodriguez earned his master of laws degree from Columbia University and his J.D. degree from the University of Puerto Rico. He received a Bachelor of Science degree in psychology and a certificate in Latin American Studies from St. Joseph’s College.

Compensation of ChiquitaFyffes’ Executive Officers

ChiquitaFyffes did not have any employees during the year ended December 31, 2013 and, accordingly, has not included any compensation and other benefits information with respect to that or prior periods.

Information concerning the historical compensation paid by Chiquita to its executive officers is contained in Chiquita’s proxy statement for its 2014 annual meeting of shareholders under the heading “Compensation of Executive Officers” beginning on page 24 thereto and is incorporated herein by reference.

Following the proposed combination, it is expected that a compensation committee of ChiquitaFyffes will be formed, will oversee and determine the compensation of the chief executive officer and other executive officers of ChiquitaFyffes and will evaluate and determine the appropriate executive compensation philosophy and objectives for ChiquitaFyffes. This compensation committee would evaluate and determine the appropriate design of the ChiquitaFyffes executive compensation program and the appropriate process for establishing executive compensation. With respect to base salaries, annual incentive compensation and long-term incentive awards (or their equivalents), it is expected that ChiquitaFyffes’ compensation committee will develop programs reflecting appropriate measures, goals, targets and business objectives based on ChiquitaFyffes’ competitive marketplace. It is expected that the compensation committee will also determine the appropriate benefits, perquisites and severance arrangements, if any, that it will make available to executive officers and may retain a compensation consultant with respect to these executive compensation evaluations and determinations.

This ChiquitaFyffes compensation committee is expected to review its compensation policies with respect to the executive officers of ChiquitaFyffes after the proposed combination.

In connection with the consummation of the combination, Fyffes may pay transaction bonuses to certain of its employees of up to $1,000,000 in the aggregate and retention bonuses to certain of its employees of up to $300,000 in the aggregate.

Under the transaction agreement, ChiquitaFyffes is obligated to offer employment to each of Messrs. McCann, Bos and Murphy, who will serve as ChiquitaFyffes’ chief executive officer, chief operating officer of the fresh fruit division, and chief financial officer, respectively. The terms of these offers will be effective upon the consummation of the combination and are described in “The Combination — Interests of Certain Persons in the Combination — Fyffes — Employment Offers” beginning on page 107 of this proxy statement/prospectus.

Compensation of ChiquitaFyffes’ Directors

Following the proposed combination, director compensation will be determined by a compensation committee of ChiquitaFyffes.

Regulatory Approvals Required

United States Antitrust Approval

As previously announced on June 3, 2014, the waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the combination transaction, expired on Monday, June 2, 2014. Expiration of the waiting period satisfies a condition to the closing of the transaction.

European Competition Authorities

Under the EC Merger Regulation, the combination may not be implemented unless the merger is notified to the European Commission and the European Commission approves the combination, subject to the fulfillment of any conditions, where applicable. Chiquita and Fyffes intend to file a notification on Form CO with the European Commission for review in connection with the combination as soon as practicable.

Other Regulatory Approvals

To the extent that any other regulatory clearances are required in accordance with applicable law, the receipt of such clearances in any applicable jurisdiction shall be a condition to the consummation of the combination if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (i) ChiquitaFyffes and its subsidiaries, taken as a whole (following the consummation of the scheme and the merger) or (ii) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the transaction agreement.

Irish Court Approvals

The scheme of arrangement requires the sanction of the Irish High Court, which involves an application by Fyffes to the Irish High Court to sanction the scheme. The Irish High Court must also confirm the reduction of capital of Fyffes that would be effected by EGM resolution #1, which is a necessary step in the implementation of the scheme.

The creation of distributable reserves of ChiquitaFyffes, which involves a reduction of ChiquitaFyffes’ share premium, also requires the confirmation of the Irish High Court. See “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus.

Payment of Consideration

Settlement of the ChiquitaFyffes consideration to which any Fyffes shareholder is entitled will be paid to Fyffes shareholders of record within 14 days of completion of the combination. For further information regarding the settlement of consideration, see “Part 2 — Explanatory Statement — Settlement, Listing and Dealings” beginning on page 290 of this proxy statement/prospectus.

NO DISSENTERS’ RIGHTS

Under the New Jersey Business Corporation Act, holders of Chiquita common shares do not have appraisal or dissenters’ rights with respect to the merger or any of the other transactions described in this proxy statement/prospectus.

Under Irish law, holders of Fyffes ordinary shares do not have appraisal or dissenters’ rights with respect to the scheme or any of the other transactions described in this proxy statement/prospectus.

ACCOUNTING TREATMENT OF THE COMBINATION

Accounting guidance requires that an accounting acquirer be identified and in the combination, Chiquita was selected as the accounting acquirer. This determination was based on the Chiquita’s ownership percentages of ChiquitaFyffes, as well as the other considerations provided for in the accounting guidance, including the terms of the exchange of equity interests, with Chiquita paying a premium over the pre-combination fair value of Fyffes and the relative size of Chiquita compared to Fyffes. Chiquita will account for the combination pursuant to the transaction agreement and will use the acquisition method of accounting in accordance with U.S. GAAP. Chiquita will measure the Fyffes assets acquired and Fyffes liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the completion of the combination. Any excess of the purchase price over those fair values will be recorded as goodwill.

Definite lived intangible assets will be amortized over their estimated useful lives. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually. All intangible assets and goodwill are also tested for impairment when certain indicators are present.

The purchase price and fair values reflected in the unaudited pro forma condensed combined financial statements are based on preliminary estimates using assumptions Chiquita management believes are reasonable based on currently available information. The final purchase price and fair value assessment of assets and liabilities will be based in part on a detailed valuation which has not yet been completed.

TAX CONSEQUENCES OF THE COMBINATION

U.S. Federal Income Tax Considerations — Chiquita and ChiquitaFyffes

Scope of Discussion

The following is a summary of the material U.S. federal income tax consequences of the combination to Chiquita and ChiquitaFyffes and to U.S. holders and non-U.S. holders (each as defined below) of Chiquita common shares. This summary also describes the material U.S. federal income tax consequences of the subsequent ownership and disposition of ChiquitaFyffes ordinary shares by U.S. holders. This summary is the opinion of Skadden, insofar as it relates to matters of U.S. federal income tax law and definitive legal conclusions with respect to those matters. This opinion is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The opinion of Skadden Arps is conditioned upon the accuracy of the statements, representations, covenants, and assumptions upon which the opinion is based and is subject to the conditions, limitations, and qualifications referenced below and in the opinion.

This summary does not address the U.S. federal income tax consequences of the ownership and disposition by non-U.S. holders of ChiquitaFyffes ordinary shares. Accordingly, non-U.S. holders should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the ownership and disposition of ChiquitaFyffes ordinary shares.

This summary is based on provisions of the Code, United States Treasury regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings, and judicial interpretations thereof, and the Ireland-U.S. Tax Treaty, all as in effect on the date hereof, and all of which are subject to change or differing interpretation, possibly with retroactive effect.

While this summary describes the material consequences to holders generally, it does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a holder as a result of the combination or as a result of the ownership and disposition of ChiquitaFyffes ordinary shares. In addition, this summary does not take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such U.S. holder, including specific tax consequences to a holder under an applicable tax treaty. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences of the combination or the ownership and disposition of ChiquitaFyffes ordinary shares. Holders should consult their tax advisors regarding such tax consequences in light of their particular circumstances.

Chiquita will receive an opinion from Skadden as described above. However, an opinion of tax counsel is not binding on the IRS or a court. Therefore, there can be no assurance that the IRS will not take a position contrary to Skadden’s opinion or that a court will not agree with the IRS in the event of litigation.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the combination or any other matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary is limited to considerations relevant for investors holding Chiquita common shares, and, after the completion of the combination, ChiquitaFyffes ordinary shares, as capital assets (generally, property held for investment). This summary does not discuss all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special tax rules, such as:

•	banks, financial institutions, underwriters, insurance companies;
•	real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•	expatriates or former long-term residents of the United States;
•	persons holding shares through a partnership, limited liability, or other fiscally or tax transparent entity;
•	dealers or traders in securities, commodities or currencies;
•	grantor trusts;
•	persons subject to the alternative minimum tax;
•	U.S. persons whose “functional currency” is not the U.S. dollar;
•	persons who received Chiquita common shares, or, after the combination, ChiquitaFyffes ordinary shares, through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan;
•	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Chiquita common shares, or, after the combination, the outstanding ChiquitaFyffes ordinary shares; or
•	holders holding Chiquita common shares, or, after the combination, ChiquitaFyffes ordinary shares, as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction” or other integrated investment, or as other than a capital asset.

Holders that are subject to special provisions under the Code, including holders described immediately above, should consult their tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the combination and the ownership and disposition of ChiquitaFyffes ordinary shares.

As used in this proxy statement/prospectus, the term “U.S. holder” means a beneficial owner of Chiquita common shares, and, after the completion of the combination, ChiquitaFyffes ordinary shares, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation or other entity taxable as a corporation that is created or organized in the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons with respect to all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this proxy statement/prospectus, the term “non-U.S. holder” means a beneficial owner of Chiquita common shares and, after the completion of the combination, ChiquitaFyffes ordinary shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

The U.S. federal income tax treatment of a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is the beneficial owner of Chiquita common shares, and, after the completion of the combination, ChiquitaFyffes ordinary shares generally will depend on the status of the partner and the activities of the partnership. A partner in such a partnership should consult its tax advisor regarding the associated tax consequences.

U.S. Federal Income Tax Consequences of the Combination to Chiquita and ChiquitaFyffes

Chiquita will not be subject to U.S. federal income tax on the combination; however, Chiquita will continue to be subject to U.S. tax after the combination. Chiquita (and its U.S. affiliates) may be subject to limitations on the utilization of certain tax attributes, as described below. In conjunction with the combination,

ChiquitaFyffes, Chiquita, Fyffes, and their respective subsidiaries may engage in certain intercompany transactions. This discussion does not address any tax considerations relating to such intercompany transactions.

Tax Residence of ChiquitaFyffes for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally will be considered to be resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, ChiquitaFyffes, which is an Irish incorporated entity, would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is little or no guidance as to their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation), (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (which includes the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares), which is referred to in this proxy statement/prospectus as the “ownership test.”

At the combination effective time, ChiquitaFyffes will acquire all of Chiquita’s assets through the indirect acquisition of all of Chiquita’s outstanding shares, and ChiquitaFyffes, including its expanded affiliated group, may not have substantial business activities in Ireland for purposes of Section 7874. However, the Chiquita shareholders will own less than 80% of the shares in ChiquitaFyffes after the combination by reason of their ownership of Chiquita common shares. As a result, under current law, ChiquitaFyffes is expected to be treated as a foreign corporation for U.S. federal income tax purposes under Section 7874 unless, after the combination, the former shareholders of Chiquita are treated as owning (within the meaning of Section 7874) more than 80% (by both vote and value) of ChiquitaFyffes ordinary shares by reason of holding shares in Chiquita.

Based on the rules for determining share ownership under Section 7874 and certain factual assumptions, after the combination, Chiquita shareholders are expected to be treated as holding less than 80% (by both vote and value) of the ChiquitaFyffes ordinary shares by reason of their ownership of Chiquita common shares. However, whether the ownership test has been satisfied must be finally determined after the completion of the combination, by which time there could be adverse changes to the relevant facts and circumstances. Further, a subsequent change in the facts or in law might cause ChiquitaFyffes to be treated as a domestic corporation for U.S. federal income tax purposes, including with retroactive effect. In addition, by the time of the completion of the combination, there could be a change in law under Section 7874 of the Code, in the regulations promulgated thereunder, or other changes in law that, if enacted, could (possibly retroactively) cause ChiquitaFyffes to be treated as a U.S. corporation for U.S. federal income tax purposes. In such event, ChiquitaFyffes could be liable for substantial additional U.S. federal income tax on its operations and income following the completion of the combination.

Regardless of the application of Section 7874 of the Code, ChiquitaFyffes is expected to be treated as an Irish resident company for Irish tax purposes because ChiquitaFyffes is incorporated under Irish law and is intending to have its place of central management and control (as determined for Irish tax purposes) in Ireland. The remaining discussion assumes that ChiquitaFyffes will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Potential Limitation on the Utilization of Chiquita’s (and Its U.S. Affiliates’) Tax Attributes

Following the acquisition of a U.S. corporation by a non-U.S. corporation, Section 7874 may limit the ability of the acquired U.S. corporation and its U.S. affiliates to utilize certain U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions. Specifically, if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by the U.S. corporation (including through the direct or indirect acquisition of all of the outstanding shares of the U.S. corporation), (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities, and (3) the shareholders of the acquired U.S. corporation hold at least 60% (but less than 80%), by either vote or value, of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. corporation, then the taxable income of the U.S. corporation (and any person related to the U.S. corporation) for any given year, within a ten-year period beginning on the last date the U.S. corporation’s properties were acquired, will be no less than that person’s “inversion gain” for that taxable year. A person’s inversion gain includes gain from the transfer of shares or any other property (other than property held for sale to customers) and income from the license of any property that is either transferred or licensed as part of the acquisition, or, if after the acquisition, is transferred or licensed to a non-U.S. related person.

Pursuant to the transaction agreement, the Chiquita shareholders are not expected to receive at least 60% (but less than 80%) of the vote and value of the ChiquitaFyffes ordinary shares by reason of holding Chiquita common shares. As a result, Chiquita and its U.S. affiliates are not expected to be limited in their ability to utilize certain U.S. tax attributes to offset their inversion gain, if any, under current law.

U.S. Federal Income Tax Consequences of the Combination to Chiquita Shareholders

Overview

In the combination, (i) Merger Sub will merge with and into Chiquita, with Chiquita surviving, and (ii) for U.S. federal income tax purposes, Chiquita shareholders will exchange their Chiquita common shares for ChiquitaFyffes ordinary shares, which will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming the combination so qualifies as a reorganization, shareholders generally do not recognize gain or loss on an exchange of their stock pursuant to a reorganization. However, with respect to cross-border reorganizations, Section 367(a) of the Code and regulations promulgated thereunder generally require U.S. shareholders to recognize gain (but not loss) if stock of a U.S. corporation is exchanged for stock of a non-U.S. corporation and the U.S. shareholders receive more than 50% (by vote or value) of the stock of the non-U.S. corporation. Chiquita shareholders will receive more than 50% of the ChiquitaFyffes ordinary shares; consequently, U.S. holders of Chiquita common shares will be required to recognize gain (but not loss) on their exchange of Chiquita common shares for ChiquitaFyffes ordinary shares in the combination in an amount equal to the excess of the fair market value of the ChiquitaFyffes ordinary shares received over the adjusted tax basis of the Chiquita common shares exchanged therefor. Any such gain would be capital gain, and generally would be long-term capital gain if the U.S. holder’s holding period for the Chiquita common shares exceeded one year at the time of the Chiquita share exchange. The adjusted tax basis in the ChiquitaFyffes ordinary shares received would be equal to the adjusted tax basis of the Chiquita common shares exchanged therefor, increased by the amount of gain recognized in such exchange. The U.S. holder would not recognize any loss in its Chiquita common shares and would not be permitted to net any realized losses against any gain recognized with respect to other Chiquita common shares. The adjusted tax basis in the ChiquitaFyffes ordinary shares received would be equal to the adjusted tax basis of the Chiquita common shares exchanged therefor and the holding period for any ChiquitaFyffes ordinary share received by such holder would include the holding period of the Chiquita common shares exchanged therefor.

Other U.S. Federal Income Tax Consequences of the Combination to Non-U.S. Holders

A non-U.S. holder generally will not be subject to U.S. federal income or tax on any gain realized on such share exchange unless,

•	the gain is effectively connected with a trade or business conducted by such non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. holder in the United States); or
•	such non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the combination is completed, and certain other conditions are met.

Gain described in the first bullet point above will be subject to U.S. federal income taxation in the same manner as gain of a U.S. holder (and, in the case of a non-U.S. holder that is a non-U.S. corporation, may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be applicable under an applicable income tax treaty)).

Gain described in the second bullet point above will generally be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by the non-U.S. holder’s U.S. source capital losses, provided that the holder has timely filed U.S. federal income tax returns with respect to such losses.

A Non-U.S. holder will not be subject to U.S. backup withholding if it provides a certification of exempt status (generally on an IRS Form W-8). Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of ChiquitaFyffes Ordinary Shares

Distributions on ChiquitaFyffes Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Company Status” beginning on page 126 of this proxy statement/prospectus, the gross amount of any distribution on ChiquitaFyffes ordinary shares (including withheld taxes, if any) made out of ChiquitaFyffes’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends paid to corporate U.S. holders generally will not qualify for the dividends-received deduction that may otherwise be allowed under the Code. Distributions in excess of ChiquitaFyffes’ current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s basis in its ChiquitaFyffes ordinary shares, and thereafter as capital gain.

Dividends paid in currencies other than the U.S. dollar, if any, will generally be taxable to a U.S. holder as ordinary dividend income in an amount equal to the U.S. dollar value of the currency received on the date such distribution is actually or constructively received. Such U.S. dollar value must be determined using the spot rate of exchange on such date, regardless of whether the non-U.S. currency is actually converted into U.S. dollars on such date. The U.S. holder may realize exchange gain or loss if the currency received is converted into U.S. dollars after the date on which it is actually or constructively received. Any such gain or loss will be ordinary and will be treated as from sources within the United States for U.S. foreign tax credit purposes.

Dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States which is determined by the U.S. Treasury Department to be satisfactory for purposes of these rules and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Ireland-U.S. Tax Treaty meets these requirements. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ChiquitaFyffes ordinary shares, which are expected to be listed on the New York Stock Exchange, will be considered readily tradable on an established securities market in the United States. There can be no assurance that the ChiquitaFyffes ordinary shares will be considered readily tradable on an established securities market in future years. ChiquitaFyffes will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company, or “PFIC” for the taxable year in which it pays a dividend or for the preceding taxable year. See “— Passive Foreign Investment Company Status” beginning on page 126 of this proxy statement/prospectus.

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by ChiquitaFyffes may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on ChiquitaFyffes ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of ChiquitaFyffes Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Company Status” beginning on page 126 of this proxy statement/prospectus, a U.S. holder will generally recognize gain or loss on any sale, exchange, redemption, or other taxable disposition of ChiquitaFyffes ordinary shares in an amount equal to the difference between the amount realized on the disposition and such holder’s tax basis in the shares. The tax basis of ChiquitaFyffes ordinary shares received by a U.S. holder in the Chiquita share exchange is discussed above under “— U.S. Federal Income Tax Consequences of the Combination to Chiquita Shareholders — Overview” beginning on page 124 of this proxy statement/prospectus. Any gain or loss recognized by a U.S. holder on a taxable disposition of ChiquitaFyffes ordinary shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares (which will include the holder’s holding period in the Chiquita common shares surrendered in the Chiquita share exchange (assuming the combination qualifies as a reorganization as described above)) exceeds one year at the time of the disposition. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of ChiquitaFyffes ordinary shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. holder if ChiquitaFyffes is treated as a PFIC for any taxable year during which the U.S. holder holds ChiquitaFyffes ordinary shares. A non-U.S. corporation, such as ChiquitaFyffes, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. ChiquitaFyffes is not currently expected to be treated as a PFIC for U.S. federal income tax purposes for the taxable year of the combination or for foreseeable future taxable years. This conclusion is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that ChiquitaFyffes will not be treated as a PFIC for any taxable year.

If ChiquitaFyffes were to be treated as a PFIC, U.S. holders holding ChiquitaFyffes ordinary shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares and certain distributions received on such shares. In addition, dividends received with respect to ChiquitaFyffes ordinary shares would not constitute qualified dividend income eligible for preferential tax rates if ChiquitaFyffes is treated as a PFIC for the taxable year of the distribution or for its preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the ChiquitaFyffes ordinary shares.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of ChiquitaFyffes ordinary shares and the proceeds from the sale, exchange, or redemption of ChiquitaFyffes ordinary shares that are paid to a

U.S. holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. A backup withholding tax (currently at a rate of 28%) may apply to such payments if the holder fails to provide a TIN or certification of exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide its correct TIN.

Certain U.S. holders holding specified non-U.S. financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to ChiquitaFyffes ordinary shares, subject to certain exceptions (including an exception for ChiquitaFyffes ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Non-U.S. Financial Assets, to their tax return, for each year in which they hold ChiquitaFyffes ordinary shares. Holders should to consult their tax advisors regarding information reporting requirements relating to their ownership of ChiquitaFyffes ordinary shares.

EACH HOLDER OF CHIQUITA COMMON SHARES OR CHIQUITAFYFFES ORDINARY SHARES SHOULD CONSULT ITS TAX ADVISOR AS TO THE CONSEQUENCES OF THE COMBINATION AND AN INVESTMENT IN CHIQUITAFYFFES ORDINARY SHARES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

Irish Tax Considerations

Scope of Discussion

The following is a summary of the material Irish tax considerations for certain beneficial owners of Fyffes shares and Chiquita shares who receive ChiquitaFyffes ordinary shares pursuant to the combination and who are the beneficial owners of such ChiquitaFyffes ordinary shares. The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this proxy statement/prospectus and correspondence with the Irish Revenue Commissioners. This summary is the opinion of McCann FitzGerald Solicitors, insofar as it relates to matters of Irish tax law and legal conclusions with respect to those matters. The opinion of McCann FitzGerald Solicitors is included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The opinion of McCann FitzGerald Solicitors is conditioned upon the accuracy of the statements, representations, covenants, warranties and assumptions upon which the opinion is based and is subject to the conditions, limitations and qualifications referenced below and in the opinion. Changes in law and/or administrative practice may result in alteration of the tax considerations described below.

Shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the combination and of the acquisition, ownership and disposal of ChiquitaFyffes ordinary shares. The summary applies only to shareholders who will own ChiquitaFyffes ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their ChiquitaFyffes ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Chiquita will receive an opinion from McCann FitzGerald, Solicitors, as described above. However, an opinion of tax counsel is not binding on the Irish Revenue Commissioners or a court. Therefore, there can be no assurance that the Irish Revenue Commissioners will not take a position contrary to McCann FitzGerald, Solicitors’ opinion or that a court will not agree with the Irish Revenue Commissioners in the event of litigation.

Irish Tax on Chargeable Gains

Non-resident shareholders

The rate of tax on chargeable gains (where applicable) in Ireland is 33%. ChiquitaFyffes shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of their ChiquitaFyffes ordinary shares or interests therein.

Fyffes shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their Fyffes ordinary shares, or on receipt of ChiquitaFyffes ordinary shares pursuant to the scheme.

Chiquita shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their shares, or on the receipt of ChiquitaFyffes ordinary shares pursuant to the combination.

Irish resident shareholders

ChiquitaFyffes shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade carried on by such persons through an Irish branch or agency will, subject to the availability of any exemptions and reliefs, generally be within the charge to Irish tax on chargeable gains arising on a subsequent disposal of their ChiquitaFyffes ordinary shares or interests therein, as the case may be.

Fyffes shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or shareholders that hold their shares in connection with a trade carried on by such persons through an Irish branch or agency will be within the charge to Irish tax on chargeable gains arising on the cancellation of their Fyffes shares, pursuant to the scheme. However, such shareholders should not recognize any taxable gain or loss on the cancellation of the Fyffes shares and the ChiquitaFyffes ordinary shares received pursuant to the scheme should be treated as the same asset as their cancelled Fyffes shares.

Chiquita shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or stockholders that hold their shares in connection with a trade carried on by such persons through an Irish branch or agency, will, subject to the availability of any exemptions and reliefs, be within the charge to Irish tax on chargeable gains arising on the cancellation of their Chiquita shares pursuant to the combination.

A shareholder of ChiquitaFyffes who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, still be liable to Irish tax on any chargeable gain realized upon subsequent disposal of the ChiquitaFyffes ordinary shares or interests therein, as the case may be.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises it is generally a liability of the transferee or in the case of a transfer by way of a gift or for less than market value, all parties to the transfer.

The combination and the scheme will not be within the charge to Irish stamp duty.

Irish stamp duty may, depending on the manner in which the shares in ChiquitaFyffes are held, be payable in respect of transfers of ChiquitaFyffes ordinary shares.

Shares Held Through DTC

A transfer of ChiquitaFyffes ordinary shares effected by means of the transfer of book-entry interests in DTC should not be subject to Irish stamp duty. As most ordinary shares in ChiquitaFyffes are expected to be held through DTC, it is anticipated that most transfers of ordinary shares will be exempt from Irish stamp duty on this basis. Confirmation of this stamp duty treatment has been sought from the Irish tax authorities which, ChiquitaFyffes anticipates, based on the practice of the Irish tax authorities, will be forthcoming, although there can be no certainty that such confirmation will be obtained. Should such confirmation not be obtained, a transfer of ChiquitaFyffes ordinary shares effected by means of the transfer of book-entry interests in DTC may be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of ChiquitaFyffes ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided:

•	the beneficial owners of those shares would be the beneficial owners of the related book-entry interest in those shares recorded in the systems of DTC (and in exactly the same proportions), as a result of the transfer (or the beneficial owners of the related book-entry interest in those shares recorded in the systems of DTC would be the beneficial owners of the shares (and in exactly the same proportions) as a result of the transfer out of DTC, as the case may be); and
•	at the time of the transfer into the systems of DTC there is no agreement for the sale of those book-entry interests in those shares by any of those beneficial owners to a third party (or at the time of the transfer out of the systems of DTC there is no agreement for the sale of those shares by a beneficial owner to a third party, as the case may be).

In order for the share registrar to be satisfied as to the application of this stamp duty treatment where relevant, the shareholder will be required to confirm the above statements of fact in relation to that transfer of shares into or out of DTC, as the case may be.

Due to the potential Irish stamp charge on transfers of ChiquitaFyffes ordinary shares, it is strongly recommended that those shareholders who do not hold their Chiquita shares through DTC (or through a broker who in turn holds such shares through DTC) should arrange for the transfer of their Chiquita shares into DTC as soon as possible and before the combination is consummated. It is also strongly recommended that any person who wishes to acquire ChiquitaFyffes ordinary shares after the effective time acquires such shares through DTC (or through a broker who in turn holds such shares through DTC).

Payment of Stamp Duty

The memorandum and articles of association of ChiquitaFyffes delegate to the company secretary, amongst certain others, the authority to execute an instrument of transfer on behalf of a transferring party, which the secretary may do if for any reason such instrument is required and has not been lodged. To the extent that Irish stamp duty or any other similar documentary or transfer tax is due but has not been paid, ChiquitaFyffes or, insofar as the Companies Act or any applicable law permits, a subsidiary of ChiquitaFyffes may pay that duty, and in such circumstances be entitled to (i) seek reimbursement of the duty from the transferee, (ii) set-off the duty against any dividends payable to the transferee and (iii) claim a lien on the ordinary shares in connection with which the duty has been paid for the amount of the duty paid. The lien shall extend to all dividends paid on those shares.

Withholding Tax on Dividends

Distributions made by ChiquitaFyffes will, in the absence of an exemption, be subject to Irish dividend withholding tax (“DWT”), currently at a rate of 20%.

For DWT purposes, a distribution includes any distribution that may be made by ChiquitaFyffes to its shareholders, including cash dividends, non-cash dividends and additional stock taken in lieu of a cash dividend. Where an exemption does not apply in respect of a distribution made to a particular shareholder, ChiquitaFyffes is responsible for withholding DWT prior to making such distribution.

General Exemptions

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from ChiquitaFyffes if such shareholder is beneficially entitled to the dividend and is either:

•	a person (not being a company) resident for tax purposes in a “relevant territory” (including the U.S.) and is neither resident nor ordinarily resident in Ireland (for a list of “relevant territories” for DWT purposes, please see Annex G to this proxy statement/prospectus);
•	a company resident for tax purposes in a “relevant territory”, provided such company is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;

•	a company, wherever resident, that is controlled, directly or indirectly, by persons resident in a “relevant territory” and who is or are (as the case may be) not controlled, directly or indirectly, by persons who are not resident in a “relevant territory”;
•	a company, wherever resident, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or
•	a company, wherever resident, that is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;

and provided, in all cases noted above, ChiquitaFyffes or, in respect of shares held through DTC, any qualifying intermediary appointed by ChiquitaFyffes, has received from the shareholder, where required, the relevant Irish Revenue Commissioners DWT forms (the “DWT Forms”) prior to the payment of the dividend. In practice, in order to ensure sufficient time to process the receipt of relevant DWT Forms, the shareholder where required should furnish the relevant DWT Forms to:

•	its broker (and the relevant information is further transmitted to any qualifying intermediary appointed by ChiquitaFyffes) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) if its shares are held through DTC, or
•	ChiquitaFyffes’ transfer agent at least seven business days before the record date for the dividend if its shares are held outside of DTC.

Links to the various DWT Forms are available at: http://www.revenue.ie/en/tax/dwt/forms/index.html.

For non-Irish resident shareholders that cannot avail of one of Ireland’s domestic law exemptions from DWT, it may be possible for such shareholders to rely on the provisions of a double tax treaty to which Ireland is party to reduce the rate of DWT.

Shares Held by U.S. Resident Shareholders

Dividends paid in respect of ChiquitaFyffes ordinary shares that are owned by U.S. residents and held through DTC should not be subject to DWT provided the addresses of the beneficial owners of such shares in the records of the broker holding such shares are in the U.S. It is strongly recommended that such shareholders ensure that their information is properly recorded by their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ChiquitaFyffes).

Dividends paid in respect of ChiquitaFyffes shares that are held outside of DTC and are owned by former Chiquita shareholders who are residents of the U.S. should not be subject to DWT if such shareholders provide a completed IRS Form 6166 to ChiquitaFyffes’ transfer agent to confirm their U.S. residence and claim an exemption. It is strongly recommended that such shareholders ensure that a completed IRS Form 6166 has been provided to ChiquitaFyffes’ transfer agent.

Confirmation of this treatment has been sought from the Irish tax authorities which ChiquitaFyffes anticipates, based on the practice of the Irish tax authorities, will be forthcoming, although there can be no certainty that such confirmation will be obtained. Should such confirmation not be obtained, shareholders who are U.S. residents must satisfy the conditions of one of the exemptions referred to above under the heading “— General Exemptions” beginning on page 129 of this proxy statement/prospectus in order to receive dividends without suffering DWT.

Dividends paid to new U.S. resident shareholders in respect of ChiquitaFyffes shares that are owned by such shareholders and held outside of DTC will not be subject to DWT if such shareholders satisfy the conditions of one of the exemptions referred to above under the heading “— General Exemptions” beginning on page 129 of this proxy statement/prospectus, including the requirement to furnish valid DWT Forms and an IRS Form 6166, if required. Such shareholders must provide the appropriate DWT Forms and an IRS Form 6166, if required, to ChiquitaFyffes’ transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders complete the appropriate DWT Forms and an IRS Form 6166, if required, and provide them to ChiquitaFyffes’ transfer agent as soon as possible after acquiring their shares.

Subject to approval by the Irish Revenue Commissioners, former Fyffes shareholders who hold ChiquitaFyffes ordinary shares will be able to rely on forms previously filed with Fyffes or Fyffes transfer agent or qualifying intermediary and to receive dividends without such withholding tax, if such forms are still current and have not expired.

If any shareholder that is resident in the U.S. receives a dividend from which DWT has been withheld, the shareholder should generally be entitled to apply for a refund of such DWT from the Irish Revenue Commissioners, provided the shareholder is beneficially entitled to the dividend.

Shares Held by Residents of “Relevant Territories” Other Than the United States

Shareholders who are residents of “relevant territories”, other than the U.S., must satisfy the conditions of one of the exemptions referred to above under the heading “— General Exemptions” beginning on page 129 of this proxy statement/prospectus, including the requirement to furnish valid DWT Forms, in order to receive dividends without suffering DWT. If such shareholders hold their shares through DTC, they must provide the appropriate DWT Forms to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ChiquitaFyffes) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If such shareholders hold their shares outside of DTC, they must provide the appropriate DWT Forms to ChiquitaFyffes’ transfer agent at least seven business days before the record date for the dividend. It is strongly recommended that such shareholders complete the appropriate DWT Forms and provide them to their brokers or ChiquitaFyffes’ transfer agent, as the case may be, as soon as possible.

If any shareholder who is resident in a “relevant territory” receives a dividend from which DWT has been withheld, the shareholder may be entitled to a refund of DWT from the Irish Revenue Commissioners provided the shareholder is beneficially entitled to the dividend.

Subject to approval by the Irish Revenue Commissioners, former Fyffes shareholders who hold ChiquitaFyffes ordinary shares will be able to rely on forms previously filed with Fyffes or Fyffes transfer agent or qualifying intermediary and to receive dividends without such withholding tax, if such forms are still current and have not expired.

Shares Held by Residents of Ireland

Most Irish tax resident or ordinarily resident shareholders (other than Irish resident companies that have completed the appropriate DWT forms) will be subject to DWT in respect of dividends paid on their ChiquitaFyffes ordinary shares.

Shareholders that are residents of Ireland, but are entitled to receive dividends without DWT, must complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ChiquitaFyffes) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker) (in the case of shares held through DTC), or to ChiquitaFyffes’ transfer agent at least seven business days before the record date for the dividend (in the case of shares held outside of DTC).

Shares Held by Other Persons

ChiquitaFyffes shareholders that do not fall within any of the categories specifically referred to above may nonetheless fall within other exemptions from DWT. If any shareholders are exempt from DWT, but receive dividends subject to DWT, such shareholders may apply for refunds of such DWT from the Irish Revenue Commissioners.

Dividends paid in respect of ChiquitaFyffes ordinary shares that are owned by a partnership formed under the laws of a “relevant territory” and held through DTC will be entitled to exemption from DWT if all of the partners complete the appropriate DWT Forms and provide them to their brokers (so that such brokers can further transmit the relevant information to a qualifying intermediary appointed by ChiquitaFyffes) before the record date for the dividend (or such later date before the dividend payment date as may be notified to the shareholder by the broker). If any partner is not a resident of a relevant territory, no part of the partnership’s position is entitled to exemption from DWT.

Qualifying Intermediary

Prior to paying any dividend, ChiquitaFyffes will put in place an agreement with an entity that is recognized by the Irish Revenue Commissioners as a “qualifying intermediary”, which will provide for certain arrangements relating to distributions in respect of shares of ChiquitaFyffes that are held through DTC (the “Deposited Securities”). The agreement will provide that the qualifying intermediary shall distribute or otherwise make available to Cede & Co., as nominee for DTC, any cash dividend or other cash distribution with respect to the Deposited Securities after ChiquitaFyffes delivers or causes to be delivered to the qualifying intermediary the cash to be distributed.

ChiquitaFyffes will rely on information received directly or indirectly from its qualifying intermediary, brokers and its transfer agent in determining where shareholders reside, whether they have provided the required U.S. tax information or DWT Forms, as appropriate. Shareholders that are required to file DWT Forms in order to receive dividends free of DWT should note that such forms are generally valid, subject to a change in circumstances, until December 31 of the fifth year after the year in which such forms were completed.

Income Tax on Dividends Paid on ChiquitaFyffes Ordinary Shares

Irish income tax may arise for certain persons in respect of dividends received from Irish resident companies.

A shareholder that is not resident or ordinarily resident in Ireland and that is entitled to an exemption from DWT generally has no liability to Irish income tax or the universal social charge on a dividend from ChiquitaFyffes. An exception to this position may apply where such shareholder holds ChiquitaFyffes ordinary shares through a branch or agency in Ireland through which a trade is carried on.

A shareholder that is not resident or ordinarily resident in Ireland and that is not entitled to an exemption from DWT generally has no additional Irish income tax liability or a liability to the universal social charge. An exception to this position may apply where the shareholder holds ChiquitaFyffes ordinary shares through a branch or agency in Ireland through which a trade is carried on. The DWT deducted by ChiquitaFyffes discharges the liability to income tax.

Irish resident or ordinarily resident shareholders may be subject to Irish tax and/or the universal social charge on dividends received from ChiquitaFyffes.

Capital Acquisitions Tax

Irish capital acquisitions tax (“CAT”) comprises principally gift tax and inheritance tax. CAT could apply to a gift or inheritance of ChiquitaFyffes ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because ChiquitaFyffes ordinary shares are regarded as property situated in Ireland as the share register of ChiquitaFyffes must be held in Ireland. However, it may be that book-entry interests in ChiquitaFyffes ordinary shares held through DTC would not be regarded as Irish situate property for CAT purposes. In such circumstances, a gift or inheritance comprising book-entry interests in ChiquitaFyffes ordinary shares held through DTC or DIs representing those book-entry interests would be within the charge to CAT if either (i) the disponer or donee/successor in relation to the gift or inheritance is resident or ordinarily resident in Ireland or (ii) in certain circumstances, if the disponer is domiciled in Ireland irrespective of his residence or that of the donee/successor, in each case on the relevant date. The person who receives the gift or inheritance has primary liability for CAT.

Subject to available exemptions and reliefs, CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses are exempt from CAT. In respect of taxable gifts or inheritances received by children from their parents, there is currently a tax-free threshold of €225,000. ChiquitaFyffes shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

THE FOREGOING IS A SUMMARY OF THE MATERIAL IRISH TAX CONSIDERATIONS FOR CERTAIN BENEFICIAL OWNERS OF CHIQUITA SHARES AND FYFFES SHARES. EACH CHIQUITA SHAREHOLDER AND FYFFES SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

LISTING OF CHIQUITAFYFFES ORDINARY SHARES ON STOCK EXCHANGE

ChiquitaFyffes ordinary shares currently are not traded or quoted on a stock exchange or quotation system. ChiquitaFyffes expects that (and it is condition to the combination that), following the combination, ChiquitaFyffes ordinary shares will be listed for trading on the NYSE under the symbol “CQF.” ChiquitaFyffes is also in discussions with the Irish Stock Exchange regarding the possibility of obtaining a secondary listing for the ChiquitaFyffes ordinary shares on a market operated by the Irish Stock Exchange.

DELISTING AND DEREGISTRATION OF CHIQUITA COMMON SHARES

Following the consummation of the combination, Chiquita common shares will be delisted from the NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”).

DELISTING AND DEREGISTRATION OF FYFFES ORDINARY SHARES

Following the consummation of the combination, Fyffes ordinary shares will be delisted from the ESM and AIM.

INFORMATION ABOUT THE COMPANIES

Chiquita Brands International, Inc.

Chiquita is a New Jersey corporation which is currently listed (ticker symbol: CQB) on the NYSE. Chiquita is a leading international marketer and distributor of bananas, salads, other fruits and healthy snacking products. The company markets its products under the Chiquita® and Fresh Express® brands and other related trademarks. With annual revenues of in excess of $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. Chiquita’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina, 28202, and its telephone number is (980) 636-5000.

Fyffes plc

Fyffes is a leading international importer and distributor of tropical produce. With annual turnover in excess of $1.5 billion (including Fyffes share of its joint ventures’ revenue of $342 million), it is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. It markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide. Fyffes principal executive offices are located at 29 North Anne Street, Dublin 7, Ireland, and its telephone number is +353(1) 887-2700.

ChiquitaFyffes Limited

ChiquitaFyffes is a private limited company incorporated in Ireland (registered number 540116), formed on February 25, 2014 for the purpose of holding Fyffes and Chiquita as direct or indirect wholly owned subsidiaries following completion of the combination. To date, ChiquitaFyffes has not conducted any activities other than those incidental to its formation, the execution of the transaction agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed combination.

On or prior to the completion of the combination, ChiquitaFyffes will be re-registered as a public limited company and renamed “ChiquitaFyffes plc”. Following the consummation of the combination, Fyffes will be a wholly owned subsidiary of ChiquitaFyffes and Chiquita will be an indirect wholly owned subsidiary of

ChiquitaFyffes. Immediately following the combination, based on the number of Chiquita and Fyffes shares outstanding as of the Chiquita record date, the former shareholders of Chiquita are expected to own approximately 50.7% of ChiquitaFyffes and the former shareholders of Fyffes are expected to own approximately 49.3% of ChiquitaFyffes, on a fully diluted basis.

At and as of the effective time, it is expected that ChiquitaFyffes will be a publicly traded company listed on the NYSE under the ticker symbol “CQF.” ChiquitaFyffes’ principal executive offices are located at Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland, and its telephone number is +353(1) 829-0000.

CBII Holding Corporation

Delaware Sub is a company incorporated in Delaware and a direct wholly owned subsidiary of ChiquitaFyffes, formed on March 4, 2014. To date, Delaware Sub has not conducted any activities other than those incident to its formation, the execution of the transaction agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed combination. After completion of the combination, Delaware Sub will serve as the immediate parent company of Chiquita. Delaware Sub’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202 and its telephone number is (980) 636-5000.

Chicago Merger Sub, Inc.

Merger Sub is a company incorporated in New Jersey and a direct wholly owned subsidiary of Delaware Sub, formed on March 4, 2014. To date, Merger Sub has not conducted any activities other than those incident to its formation, the execution of the transaction agreement and the preparation of applicable filings under the U.S. securities laws and regulatory filings made in connection with the proposed combination. Merger Sub’s principal executive offices are located at 550 South Caldwell Street, Charlotte, North Carolina 28202 and its telephone number is (980) 636-5000.

THE TRANSACTION AGREEMENT

The following is a summary of certain material terms of the transaction agreement and the conditions appendix and is qualified in its entirety by reference to (i) the complete text of the transaction agreement, which is incorporated into this proxy statement/prospectus by reference and attached as Annex A to this proxy statement/prospectus and (ii) the complete text of the conditions appendix, which is incorporated into the proxy statement/prospectus by reference and attached as Annex B to this proxy statement/prospectus. This summary is not intended to provide you with any other factual information about Chiquita, Fyffes or ChiquitaFyffes. We urge you to read carefully this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference. You should also review the section entitled “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus.

Form of the Combination

The transaction agreement provides, upon the terms and subject to the conditions set forth in the conditions appendix, for two transactions involving Fyffes and Chiquita, respectively. First, ChiquitaFyffes will acquire all of the outstanding shares of Fyffes from Fyffes shareholders for newly issued ordinary shares of ChiquitaFyffes, pursuant to a scheme of arrangement under Section 201 of the Irish Companies Act of 1963. Second, immediately following and conditional upon the consummation of the scheme, Merger Sub, a wholly owned indirect subsidiary of ChiquitaFyffes, will merge with and into Chiquita, the separate corporate existence of Merger Sub will cease and Chiquita will continue as the surviving corporation. As a result of the combination, both Fyffes and Chiquita will become wholly owned subsidiaries of ChiquitaFyffes, whose shares are expected to be listed for trading on the NYSE under the ticker symbol “CQF.”

Completion of the Combination

The closing will occur on a date agreed by the parties, but in any event no more than three (3) business days after the satisfaction or waiver, where applicable, of the conditions set forth in the conditions appendix. For a description of the conditions to the closing of the scheme and the merger, see the section entitled “— Conditions to Completion of the Scheme and the Merger” beginning on page 151 of this proxy statement/prospectus.

ChiquitaFyffes Consideration to Fyffes Shareholders

At the effective time of the scheme, each Fyffes share issued at or before 10:00 p.m., Irish time, on the last business day before the scheme becomes effective will be cancelled or transferred to ChiquitaFyffes and the holder thereof will receive 0.1567 of a ChiquitaFyffes ordinary share, which will be duly authorized, validly issued, fully paid and non-assessable and free of liens and pre-emptive rights; provided that Fyffes shareholders will not receive any fractional shares of ChiquitaFyffes pursuant to the scheme. Such fractional shares will instead be aggregated and sold in the market by the exchange agent, with the net proceeds of any such sale distributed in cash pro rata to the Fyffes shareholders whose fractional entitlements have been sold. In addition, if EGM resolution #2 is approved, the articles of association of Fyffes will be amended to provide that any Fyffes ordinary shares issued at or after the Cancellation Record Time are acquired by ChiquitaFyffes for the ChiquitaFyffes consideration.

Merger Consideration to Chiquita Shareholders

At the effective time of the merger, each outstanding Chiquita common share will be cancelled and automatically converted into the right to receive one ChiquitaFyffes ordinary share.

Treatment of Fyffes Stock Options and Other Fyffes Equity-Based Awards

Treatment of Fyffes Stock Options

When the closing occurs, each Fyffes option will be assumed by ChiquitaFyffes and converted into an option to acquire a number of ChiquitaFyffes ordinary shares based on the exchange ratio, rounded down to the nearest share. The converted options will have the same terms and conditions as were applicable to the Fyffes options before the completion of the combination, although any performance-based vesting conditions will be deemed satisfied, and the options will remain subject to any outstanding time-based vesting conditions. This deemed satisfaction of the performance-based vesting conditions will not result in the accelerated recognition of compensation expense as the time-based vesting conditions have not yet been satisfied. To the extent necessary to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options as is necessary to prevent that from occurring. In light of this cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes.

In accordance with the terms of the Fyffes 2007 Share Option Scheme, as amended in connection with the combination, no Fyffes options may be exercised until seven days following completion of the combination. A committee of the Fyffes board of directors may, with the prior written consent of a committee composed of one representative from Fyffes and one representative from Chiquita, waive, subject to the limitations contained in the transaction agreement, the restriction described in the preceding sentence in respect of all or some Fyffes options.

Treatment of Other Fyffes Equity-Based Awards

When the closing occurs, each Fyffes share award will be assumed by ChiquitaFyffes and converted into the right to receive a number of shares of ChiquitaFyffes, on the same terms and conditions that applied to the Fyffes share award before the closing.

Treatment of Chiquita Stock Options and Other Chiquita Equity-Based Awards

As a result of the combination, each outstanding compensatory option to acquire a Chiquita common share will be converted into an option to acquire one ChiquitaFyffes ordinary share, at the same exercise price per share and on the same terms and conditions as applied to the corresponding Chiquita option prior to the combination. Restricted Chiquita stock units (i.e., compensatory rights to receive, upon vesting, Chiquita common shares) and deferred share awards will also be converted in the combination into restricted ChiquitaFyffes units on a one for one basis and will be subject to the same terms and conditions as applied to the corresponding restricted Chiquita stock units prior to the combination, except that restricted Chiquita stock units which are subject to performance-based vesting criteria shall be converted into time-vesting restricted ChiquitaFyffes units, with the number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units. The time vesting schedule for such restricted ChiquitaFyffes units shall correspond to the vesting schedule of the corresponding restricted Chiquita stock units.

Exchange of Fyffes Ordinary Shares

An exchange agent appointed by Chiquita and reasonably satisfactory to Fyffes, will act as exchange agent. On or immediately after the completion of the combination, ChiquitaFyffes will deposit, or cause to be deposited, with the exchange agent evidence of shares in book-entry form representing the total number of ChiquitaFyffes ordinary shares issuable pursuant to the scheme. Unless otherwise agreed by Chiquita and Fyffes, as soon as reasonably practicable (and in any event within four (4) business days) after the effective time of the scheme, the exchange agent will mail each holder of record of Fyffes ordinary shares at the Fyffes record date a letter containing instructions for use in receiving payment of the consideration owed to them pursuant to the scheme. See “— ChiquitaFyffes Consideration to Fyffes Shareholders” beginning on page 135 of this proxy statement/prospectus.

After the effective time of the scheme, each holder of Fyffes ordinary shares, which at the effective time of the scheme were cancelled and automatically converted into the right to receive the ChiquitaFyffes consideration, will be entitled to receive from ChiquitaFyffes (provided notice of the effective time of the scheme has been received by the exchange agent, together with, where required, a duly completed and validly executed letter of transmittal and any other documents reasonably required by the exchange agent): (i) a check in the amount of U.S. dollars (after giving effect to any required tax withholdings) equal to the amount of cash payable in lieu of fractional ChiquitaFyffes ordinary shares and (ii) that number of ChiquitaFyffes ordinary shares into which such holder’s Fyffes ordinary shares became entitled pursuant to the terms of the scheme. See “— ChiquitaFyffes Consideration to Fyffes Shareholders” beginning on page 135 of this proxy statement/prospectus.

In the case of Fyffes shareholders who hold their Fyffes shares in certificated form and have a registered address in a CSN Permitted Jurisdiction, ChiquitaFyffes has arranged for a corporate nominee to act as a corporate sponsored nominee for such holders pursuant to which arrangement the nominee will hold their ChiquitaFyffes share as nominee on their behalf. The provisions of these nominee arrangements will be set out in an agreement between ChiquitaFyffes and the nominee and include the terms and conditions on which the CSN Facility will be provided by the nominee. The CSN Facility will not be made available to any Fyffes shareholder who holds his or her Fyffes shares in certificated form and who has a registered address in the US or in any other CSN Restricted Jurisdiction. All participants in the CSN Facility will be sent a statement of ownership (setting out their ChiquitaFyffes shares) and at least annually thereafter. In addition, a copy of the terms and conditions of the CSN Facility will be made available on the ChiquitaFyffes website.

The ability to participate in the CSN Facility may be restricted or made onerous by law in certain jurisdictions. Accordingly, Fyffes shareholders who hold their Fyffes shares in certificated form and who have a registered address in the US or in any other CSN Restricted Jurisdiction will not be entitled to participate in the CSN Facility and will be issued instead with a book-entry account statement reflecting their ownership of ChiquitaFyffes shares through the ChiquitaFyffes Direct Registration System (the “DRS”).

A list of jurisdictions where the CSN Facility will be made available is set out in the definition of “CSN Permitted Jurisdiction” at page 294. The ChiquitaFyffes DRS is a method of recording entitlement to ChiquitaFyffes shares on the share register of ChiquitaFyffes, which enables the ChiquitaFyffes transfer agent (the equivalent of a registrar in Ireland) to maintain those shares on behalf of the relevant shareholder without the need for a physical share certificate. Entitlement to ChiquitaFyffes shares under the DRS is recorded in a statement of ownership, a copy of which will be sent to the relevant Fyffes shareholder.

Fyffes shareholders who hold their Fyffes shares in uncertificated form will be given the choice of holding their ChiquitaFyffes share in DTC or by either of the CSN Facility or the DRS as described above.

Exchange of Chiquita Shares

At the effective time of the merger, ChiquitaFyffes will deposit evidence of shares in book-entry form or, at ChiquitaFyffes’ option, certificates, representing the total number of ChiquitaFyffes ordinary shares deliverable to the Chiquita shareholders pursuant to the merger. As soon as reasonably practicable (and in any event within four (4) business days) after the effective time of the merger, the exchange agent will mail each holder of record of Chiquita shares a letter of transmittal or letter of instruction with instructions for use in surrendering the Chiquita shares in exchange for the consideration owed to them pursuant to the merger. See “— Merger Consideration to Chiquita Shareholders” beginning on page 135 of this proxy statement/prospectus.

Upon surrender of Chiquita certificates or Chiquita book-entry shares, as applicable, which at the effective time of the merger were cancelled and converted into the right to receive the merger consideration, to the exchange agent, together with, where applicable, a duly completed and validly executed letter of transmittal and any other documents reasonably required by the exchange agent, the holder of such Chiquita certificates or Chiquita book-entry shares is entitled to receive in exchange: (i) that number of ChiquitaFyffes ordinary shares into which such holder’s Chiquita shares were converted pursuant to the terms of the transaction agreement (see “— Merger Consideration to Chiquita Shareholders” beginning on page 135 of this proxy statement/prospectus) and (ii) a check in the amount of U.S. dollars equal to any cash dividends or other distributions with respect to ChiquitaFyffes ordinary shares made after the effective time of the merger.

Chiquita shareholders who hold their Chiquita shares in book-entry form through DTC will receive their ChiquitaFyffes shares in book-entry form through DTC. Chiquita shareholders who hold their Chiquita shares in certificated form or through the Chiquita DRS will receive their ChiquitaFyffes shares through a book-entry account statement through the Chiquita DRS. For a description of the arrangements for the transfer and registration of ChiquitaFyffes shares, see “Description of ChiquitaFyffes Ordinary Shares – Transfer and Registration of Shares” beginning on page 228 of this proxy statement/prospectus.

To facilitate future share transfers after completion without incurring stamp duties, shareholders are encouraged to speak with their brokers about having any certificated shares converted into book-entry shares held in DTC prior to completion.

Representations and Warranties

Chiquita and Fyffes made customary representations and warranties in the transaction agreement on behalf of themselves and their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the transaction agreement or in information provided pursuant to certain disclosure schedules to the transaction agreement. The representations and warranties made by Chiquita and Fyffes are also subject to and qualified by certain information included in filings each party has made with the SEC.

Many of the representations and warranties are reciprocal and apply to Chiquita or Fyffes, as applicable, and their respective subsidiaries. Some of the more significant representations and warranties relate to:

•	corporate organization, existence and good standing and requisite corporate power and authority to carry on business;
•	capital structure;
•	corporate authority to enter into the transaction agreement and the enforceability thereof;
•	required governmental approvals;
•	the absence of any breach or violation of organizational documents or contracts as a result of the consummation of the combination;
•	the maintenance of internal disclosure controls and internal control over financial reporting;
•	the absence of undisclosed material liabilities that could reasonably be expected to have a material adverse effect;
•	compliance with laws and government regulations, including environmental laws;
•	compliance with applicable laws related to employee benefits and the Employment Retirement Income Security Act;
•	the absence of certain material litigation, claims and actions;
•	the reliability and accuracy of information supplied for this proxy statement/prospectus;
•	the accuracy and completeness of certain tax matters;
•	the absence of collective bargaining agreements and other labor matters;
•	ownership of or right to intellectual property, and absence of infringement;
•	title and rights to, and condition of, real property;
•	the requisite vote of shareholders;
•	the existence of and compliance with certain material contracts;
•	the existence and maintenance of insurance;
•	the absence of undisclosed brokers’ fees or finders’ fees relating to the combination; and
•	the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions.

Fyffes made additional representations and warranties in the transaction agreement in relation to:

•	the filing of returns, particulars, resolutions and documents required to be filed with, or delivered to, the Registrar of Companies in Ireland; and
•	the reports and financial statements required by the ESM Rules for Companies, or ESM Rules, and the AIM Rules for Companies, or AIM Rules, including (i) their preparation in accordance with the applicable accounting standards, EU IFRS, the Irish Companies Act 1963, the ESM Rules and the AIM Rules, (ii) filing or publication in accordance with the ESM Rules and the AIM Rules,

(iii) compliance the ESM Rules, the AIM Rules and the applicable rules and regulations promulgated thereunder, and (iv) that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations; and
•	the absence of certain changes since December 31, 2012 that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect.

Chiquita made additional representations and warranties in the transaction agreement in relation to:

•	the SEC reports and financial statements, including their preparation in accordance with U.S. GAAP, filing or furnishing with the SEC, and compliance with the applicable rules and regulations promulgated thereunder, and that such reports and financial statements fairly present, in all material respects, the relevant financial position and results of operations;
•	the absence of certain changes since December 31, 2013 that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;
•	the receipt of fairness opinion; and
•	the business and capitalization of ChiquitaFyffes, Delaware Sub and Merger Sub.

Under the transaction agreement, the parties agreed that except for the representations and warranties expressly contained in the transaction agreement and any ancillary agreements, neither Chiquita nor Fyffes makes any other representation or warranty.

Many of the representations and warranties made by each of Chiquita and Fyffes are qualified by a material adverse effect standard. For the purpose of the transaction agreement, a “material adverse effect” with respect to each of Chiquita and Fyffes means the following:

•	a change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of the relevant party and its subsidiaries, taken as a whole, excluding those resulting from:
•	changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which the relevant party and its subsidiaries, taken as a whole, operate (other than any such changes which have a disproportionate effect on the relevant party and its subsidiaries, taken as a whole, compared with other companies operating in the industries in which the relevant party and its subsidiaries operate);
•	changes in laws of general applicability, applicable accounting standards or interpretations thereof (other than any such changes which have a disproportionate effect on the relevant party and its subsidiaries, taken as a whole, compared with other companies operating in the industries in which the relevant party and its subsidiaries operate);
•	acts of war or terrorism;
•	acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of the relevant party);
•	changes in fuel oil prices or currency exchange rates;
•	a decrease in the market price or trading volume of the shares of the relevant party in and of itself, or the fact, in and of itself, that the relevant party failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a material adverse effect);
•	the announcement or the existence of the transaction agreement or the contemplated combination or the performance of and the compliance with the transaction agreement;

•	any litigation brought or threatened by shareholders of the relevant party in connection with the transaction agreement;
•	the taking of any action or the failure to take any action by the relevant party or any of its subsidiaries with the express prior written consent of the other party; or
•	contingencies, proceedings or other actions described in any publicly filed reports of the relevant party as of the date of the transaction agreement (provided that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of the relevant party as of such date shall be taken into account in determining whether there has been or will be, a material adverse effect).

THE DESCRIPTION OF THE TRANSACTION AGREEMENT IN THIS PROXY STATEMENT/PROSPECTUS HAS BEEN INCLUDED TO PROVIDE YOU WITH INFORMATION REGARDING ITS TERMS. THE TRANSACTION AGREEMENT CONTAINS REPRESENTATIONS AND WARRANTIES MADE BY AND TO THE PARTIES AS OF SPECIFIC DATES. THE STATEMENTS EMBODIED IN THOSE REPRESENTATIONS AND WARRANTIES WERE MADE FOR PURPOSES OF THE CONTRACTS BETWEEN THE PARTIES AND ARE SUBJECT TO QUALIFICATIONS AND LIMITATIONS AGREED BY THE PARTIES IN CONNECTION WITH NEGOTIATING THE TERMS OF THE TRANSACTION AGREEMENT. IN ADDITION, CERTAIN REPRESENTATIONS AND WARRANTIES WERE MADE AS OF A SPECIFIED DATE OR MAY HAVE BEEN USED FOR THE PURPOSE OF ALLOCATING RISK BETWEEN THE PARTIES RATHER THAN ESTABLISHING MATTERS AS FACTS.

Covenants and Agreements

Shareholders Meetings and Recommendations

Fyffes has agreed to convene a special court-ordered meeting to approve the scheme of arrangement and the EGM, to be convened as soon as the previous court-ordered meeting has concluded or adjourned, to approve the EGM resolutions, subject to the specified exception described in “— Termination” below. Additionally, the board of directors of Fyffes has agreed to include in this proxy statement/prospectus, among other things, and, subject to the specified exceptions described in “— Restriction on Solicitation of Third-Party Acquisition Proposals” below, its recommendation that Fyffes shareholders vote to approve the scheme of arrangement at the special court-ordered meeting and vote to approve the EGM resolutions at the EGM.

Chiquita has agreed to hold a meeting of its shareholders to vote on the adoption of the transaction agreement, subject to the specified exceptions described in “— Termination” below. Additionally, the board of directors of Chiquita has agreed to include in this proxy statement/prospectus, among other things, and, subject to the specified exceptions described in “— Restrictions on Solicitation of Third-Party Acquisition Proposals” below, its recommendation that Chiquita’s shareholders vote in favor of the adoption of the transaction agreement.

Both Fyffes and Chiquita agreed to use all reasonable endeavors to submit to the vote of their respective shareholders at the respective shareholder meetings a resolution to approve the reduction of the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes (see “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus). The parties have agreed that the respective approvals of the resolutions to approve the reduction of the share premium of ChiquitaFyffes will not be a condition to the parties’ obligation to effect the scheme or the merger.

Restriction on Solicitation of Third-Party Acquisition Proposals

Fyffes

Fyffes has agreed in the transaction agreement that it and its subsidiaries will not, and it will use all reasonable endeavors to cause its representatives not to:

•	solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Fyffes Alternative Proposal (as defined below); or

•	participate in any discussions or negotiations regarding a Fyffes Alternative Proposal with, or furnish any non-public information regarding a Fyffes Alternative Proposal to, any person that has made, or to Fyffes knowledge is considering making, a Fyffes Alternative Proposal.

However, if Fyffes receives a bona fide unsolicited written Fyffes Alternative Proposal or enquiry or proposal from a person who is intending on making a Fyffes Alternative Proposal and the board of directors of Fyffes determines in good faith (after consultation with Fyffes financial advisors and legal counsel) that the failure to take the actions described in the next two bullets below would be reasonably likely to be inconsistent with the directors’ fiduciary duties, and the proposal was made after the date of the transaction agreement and did not result from a knowing or intentional breach of the terms of the transaction agreement, Fyffes may:

•	furnish to such third party or its representatives nonpublic information relating to Fyffes pursuant to an executed confidentiality agreement that is no less restrictive of such person than Fyffes confidentiality agreement with Chiquita, provided that all such nonpublic information provided to the third party must also be provided to Chiquita; and
•	engage in negotiations or discussions with such third party with respect to a Fyffes Alternative Proposal.

Fyffes will promptly (and in any event within 48 hours of receipt) notify Chiquita of the receipt of any Fyffes Alternative Proposal or any communication or proposal that may reasonably be expected to lead to a Fyffes Alternative Proposal and will indicate the material terms and conditions of such Fyffes Alternative Proposal (including through the provision of all written material exchanged between Fyffes and the third party that describes the material terms or conditions of such Fyffes Alternative Proposal) and the identity of the person making any such Fyffes Alternative Proposal and thereafter will keep Chiquita reasonably informed on a current basis of any material change to the terms and status of any such Fyffes Alternative Proposal.

Subject to certain exceptions, neither the board of directors of Fyffes nor any committee thereof shall (i) withdraw (or modify in any manner adverse to Chiquita), or propose publicly to withdraw (or modify in any manner adverse to Chiquita), the recommendation of the Fyffes board of directors that the Fyffes shareholders vote to approve the scheme of arrangement and the EGM resolutions, (ii) approve, recommend, adopt or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal (any action in subclauses (i) and (ii) being referred to as a “Fyffes Change of Recommendation”) or (iii) cause or allow Fyffes or any of its subsidiaries to enter into any agreement constituting or with respect to, or that would reasonably be expected to lead to, any Fyffes Alternative Proposal, or requiring, or reasonably expected to cause, Fyffes to abandon, terminate, delay or fail to consummate the scheme.

Prior to obtaining the approval of the Fyffes shareholders of the scheme of arrangement and the EGM resolutions, the board of directors of Fyffes may make a Fyffes Change of Recommendation if it has concluded in good faith (after consultation with Fyffes outside legal counsel and financial advisors) (i) that a Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal (as defined below) and (ii) that the failure to make a Fyffes Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties; provided, however, that Fyffes must provide prior written notice to Chiquita, at least three business days in advance, of the intention of the Fyffes board of directors to make such Fyffes Change of Recommendation, and specifying the material terms of the Fyffes Alternative Proposal and, the identity of the person making such Fyffes Alternative Proposal.

Prior to obtaining the approval of the Fyffes shareholders of the scheme of arrangement and the EGM resolutions, the board of directors of Fyffes may make a Fyffes Change of Recommendation in response to a material change, circumstance, development, effect, event or occurrence that was not known as of the date of the transaction agreement, subject to certain limitations, if the failure to take such action would be inconsistent with the directors’ fiduciary duties; provided, however, that Fyffes must provide prior written notice to Chiquita, at least three business days in advance, of the intention of the Fyffes board of directors to make such Fyffes Change of Recommendation and specifying the reasons therefor.

The transaction agreement provides that a “Fyffes Alternative Proposal” means: a bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Chiquita pursuant to Rule 2.5 of the Irish Takeover Rules) for (i) the acquisition of Fyffes by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Fyffes and its subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Fyffes subsidiaries); (iii) the acquisition by any person (or the shareholders of any person) of 25% or more of the outstanding Fyffes ordinary shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Fyffes as a result of which the holders of Fyffes ordinary shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

The transaction agreement provides that a “Fyffes Superior Proposal” means: an unsolicited written bona fide Fyffes Alternative Proposal made by any person that the board of directors of Fyffes determines in good faith (after consultation with Fyffes financial advisors and legal counsel) is more favorable to the Fyffes shareholders than the transactions contemplated by the transaction agreement, taking into account (i) any revisions to the terms of the transactions contemplated by the transaction agreement proposed by Chiquita in respect of such Fyffes Alternative Proposal and (ii) such financial, regulatory, legal and other aspects of such proposal as the board of directors of Fyffes considers to be appropriate (it being understood that, for purposes of the definition of “Fyffes Superior Proposal,” references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”).

Nothing in the transaction agreement in any way limits Fyffes obligations under the Irish Takeover Rules.

Chiquita

Chiquita has agreed in the transaction agreement that it and its subsidiaries will not, and it will use all reasonable endeavors to cause its representatives not to:

•	solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Chiquita Alternative Proposal (as defined below); or
•	participate in any discussions or negotiations regarding a Chiquita Alternative Proposal with, or furnish any non-public information regarding a Chiquita Alternative Proposal to, any person that has made, or to Chiquita’s knowledge is considering making, a Chiquita Alternative Proposal.

However, if Chiquita receives a bona fide unsolicited written Chiquita Alternative Proposal or enquiry or proposal from a person who is intending on making a Chiquita Alternative Proposal and the board of directors of Chiquita determines in good faith (after consultation with Chiquita’s financial advisors and legal counsel) that the failure to take the actions described in the next two bullets below would be reasonably likely to be inconsistent with the directors’ fiduciary duties, and the proposal was made after the date of the transaction agreement and did not result from a knowing or intentional breach of the terms of the transaction agreement, Chiquita may:

•	furnish to such third party or its representatives nonpublic information relating to Chiquita pursuant to an executed confidentiality agreement that is no less restrictive of such person than Chiquita’s confidentiality agreement with Fyffes, provided that all such nonpublic information provided to the third party must also be provided to Fyffes; and
•	engage in negotiations or discussions with such third party with respect to a Chiquita Alternative Proposal.

Chiquita will promptly (and in any event within 48 hours of receipt) notify Fyffes of the receipt of any Chiquita Alternative Proposal or any communication or proposal that may reasonably be expected to lead to a Chiquita Alternative Proposal and will indicate the material terms and conditions of such Chiquita Alternative Proposal (including through the provision of all written material exchanged between Chiquita and the third party that describes the material terms or conditions of such Chiquita Alternative Proposal) and the identity of the person making any such Chiquita Alternative Proposal and thereafter will keep Fyffes reasonably informed on a current basis of any material change to the terms and status of any such Chiquita Alternative Proposal.

Subject to certain exceptions, neither the board of directors of Chiquita nor any committee thereof shall (i) withdraw (or modify in any manner adverse to Fyffes), or propose publicly to withdraw (or modify in any manner adverse to Fyffes), the recommendation of the Chiquita board of directors that the Chiquita shareholders vote to adopt the transaction agreement, (ii) approve, recommend, adopt or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Chiquita Alternative Proposal (any action in subclauses (i) and (ii) being referred to as a “Chiquita Change of Recommendation”) or (iii) cause or allow Chiquita or any of its subsidiaries to enter into any agreement constituting or with respect to, or that would reasonably be expected to lead to, any Chiquita Alternative Proposal, or requiring, or reasonably expected to cause, Chiquita to abandon, terminate, delay or fail to consummate the scheme.

Prior to obtaining the approval of the Chiquita shareholders of the transaction agreement, the board of directors of Chiquita may make a Chiquita Change of Recommendation if it has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (i) that a Chiquita Alternative Proposal constitutes a Chiquita Superior Proposal (as defined below) and (ii) that the failure to make a Chiquita Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties.

Prior to obtaining the approval of the Chiquita shareholders of the transaction agreement, the board of directors of Chiquita may make a Chiquita Change of Recommendation in response to a material change, circumstance, development, effect, event or occurrence that was not known as of the date of the transaction agreement, subject to certain limitations, if the failure to take such action would be inconsistent with the directors’ fiduciary duties.

The transaction agreement provides that a “Chiquita Alternative Proposal” means: a bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s subsidiaries); (iii) the acquisition by any person (or the shareholders of any person) of 25% or more of the outstanding Chiquita common shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Chiquita as a result of which the holders of Chiquita common shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

The transaction agreement provides that a “Chiquita Superior Proposal” means: an unsolicited written bona fide Chiquita Alternative Proposal made by any person that the board of directors of Chiquita determines in good faith (after consultation with Chiquita’s financial advisors and legal counsel) is more favorable to the Chiquita shareholders than the transactions contemplated by the transaction agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the board of directors of Chiquita considers to be appropriate (it being understood that, for purposes of the definition of “Chiquita Superior Proposal,” references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”).

Nothing in the transaction agreement in any way limits Chiquita’s obligations under the Irish Takeover Rules.

Right to Match

Fyffes may terminate the transaction agreement at any time prior to obtaining the approval of the Fyffes shareholders of the scheme of arrangement and the EGM resolutions, in order to enter into any agreement providing for a Fyffes Superior Proposal, so long as:

•	promptly upon the Fyffes board of directors’ determination that a Fyffes Superior Proposal exists (and in any event, within 24 hours of such determination) Fyffes must provide a written notice to

Chiquita (a “Fyffes Superior Proposal Notice”) advising Chiquita that Fyffes has received a Fyffes Alternative Proposal that the board of directors of Fyffes considers to be a Fyffes Superior Proposal and specifying the material terms of such Fyffes Alternative Proposal and the relevant third party; and
•	Fyffes provides Chiquita with an opportunity, for a period of three business days from the time of delivery to Chiquita of the Fyffes Superior Proposal Notice, to propose to amend the terms and conditions of the transaction agreement and scheme such that the Fyffes Superior Proposal no longer constitutes a Fyffes Superior Proposal. See also “— Termination” beginning on page 152 of this proxy statement/prospectus.

Efforts to Consummate

Each of Chiquita and Fyffes agreed to use all reasonable endeavors to achieve satisfaction of the closing conditions as promptly as reasonably practicable following publication of the scheme disclosure document and in any event no later than March 10, 2015 (or June 10, 2015, if as of March 10, 2015, all conditions set forth in the conditions appendix (other than conditions 2(c), 2(d), 3(c), 3(e), 3(f), 3(g) and 3(h) as set forth in the conditions appendix) have been satisfied or waived). Notwithstanding the foregoing obligations, neither Chiquita nor Fyffes nor any of its subsidiaries will be required to take any action, agree to take any action or consent to the taking of any action if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on ChiquitaFyffes and its subsidiaries, taken as a whole (measured on the basis of ChiquitaFyffes as it would exist following the consummation of the scheme and the merger) or the benefits anticipated to be realized from the transactions contemplated by the transaction agreement.

Financing Cooperation

Fyffes will, and will cause its subsidiaries to, and will use all reasonable endeavors to cause its officers, employees, advisors and other representatives to, provide such cooperation as may reasonably be requested by Chiquita in connection with the arranging, obtaining, syndication and consummation of the financing, provided that such requested cooperation does not unreasonably interfere with the business or operations of Fyffes and its subsidiaries and subject to certain limitations.

Conduct of Business Pending the Completion Date

At all times from the execution of the transaction agreement until the effective date of the scheme, except as required by law, expressly contemplated or permitted by the transaction agreement or with the prior written consent of the other party (such consent not to be unreasonably withheld, conditional or delayed), subject to certain exceptions, each of Fyffes and Chiquita have agreed to, and have agreed to cause their respective subsidiaries to, conduct their respective businesses in the ordinary course consistent with past practice in all material respects, and use all reasonable endeavors to maintain and preserve its business organization and its material rights an maintain relationships with customer, suppliers and other third parties.

At all times from the execution of the transaction agreement until the effective date of the scheme, except as required by law, expressly contemplated or permitted by the transaction agreement or with the prior written consent of Chiquita (such consent not to be unreasonably withheld, conditional or delayed), subject to certain exceptions, Fyffes has generally agreed not to, and agreed not to allow its subsidiaries to:

•	authorize or pay any dividend or distribution with respect to outstanding shares other than dividends paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice and regular cash dividends on the ordinary shares of Fyffes of not more than €0.68 per share, which may be increased by up to 5% (with respect to interim dividends) and €1.42 per share, which may be increased up to 5% (with respect to final dividends) and consistent with past practice as to timing of declaration, record date and payment date;
•	split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital, except for any such transaction by a wholly owned subsidiary of Fyffes which remains a wholly owned subsidiary after consummation of such transaction;

•	(i) grant any options, share awards or any other equity or equity-based awards or other long-term incentives other than in the ordinary course of business consistent with past practice (but no such awards may be granted if they would increase the likelihood, in the reasonable judgment of Chiquita and Fyffes, of causing a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans), (ii) increase the compensation or other benefits payable or provided to Fyffes current or former directors, corporate officers or executive officers (other than payments due under the Fyffes Short Term Incentive Plan) other than in the ordinary course of business consistent with past practice, (iii) increase the compensation or other benefits payable or provided to Fyffes employees other than those employees covered by clause (ii), except in the ordinary course of business consistent with past practice (including, but not limited to, payments due under the Fyffes Short Term Incentive Plan), (iv) enter into any employment, change of control, severance or retention agreement with any material employee of Fyffes, subject to certain exceptions, (v) terminate the employment of any corporate officers or executive officers other than for cause, (vi) amend any performance targets with respect to any outstanding bonus or equity awards, (vii) increase the funding obligation or contribution rate of any Fyffes benefit plan other than in the ordinary course of business and consistent with past practices, (viii) establish, adopt, enter into, amend or terminate any Fyffes benefit plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (ix) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or any other agreement with a labor union or labor organization (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in each case, as required by existing written agreements or Fyffes benefit plans in effect as of the date of the transaction agreement or as otherwise required by applicable law;
•	make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Fyffes, except as required by EU IFRS or applicable law;
•	authorize or announce an intention to authorize, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5 million in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any clearance required to satisfy a condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the combination and (ii) in respect of any intercompany mergers, consolidations or business combinations (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the combination), or pursuant to certain specified contracts;
•	amend the Memorandum and Articles of Association of Fyffes in any manner that would adversely affect the consummation of the combination or permit any of its subsidiaries to adopt any material amendments to its organizational documents;
•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of capital, voting securities or other equity interest or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable option to purchase Fyffes ordinary shares under any existing Fyffes share plan (except as otherwise provided by the express terms of any options outstanding on the date hereof), subject to certain exceptions;

•	purchase, redeem or otherwise acquire any shares or rights, warrants or options to acquire shares of capital, except for (i) acquisitions of Fyffes ordinary shares tendered by holders of Fyffes options and share awards to satisfy obligations to satisfy purchase or tax obligations with respect thereto and (ii) Fyffes intercompany transactions;
•	redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities except for (i) Fyffes intercompany indebtedness (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the combination), (ii) the refinancing of any existing indebtedness for borrowed money of Fyffes or any of its subsidiaries, (iii) guarantees of indebtedness of Fyffes or any subsidiary of Fyffes, (iv) indebtedness incurred pursuant to agreements entered into prior to the execution of the transaction agreement, (v) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (vi) indebtedness not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Fyffes or any of its subsidiaries other than in accordance with clauses (i)-(iv); provided that the making of guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice will be permitted;
•	make any loans to any other person involving in excess of $5 million individually or in the aggregate, except for (i) Fyffes intercompany loans (unless such intercompany loans would reasonably be expected to have material adverse tax consequences with respect to the combination) and (ii) certain specified loans;
•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) pursuant to existing agreements, (ii) liens for permitted indebtedness, (iii) sales of inventory in the ordinary course of business, (iv) for transactions involving less than $1 million individually and $5 million in the aggregate, (v) Fyffes intercompany transactions (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the combination) or (vi) certain specified transactions;
•	compromise or settle any claim, litigation, investigation or proceeding pending against Fyffes or any of its subsidiaries, or any of their officers and directors in their capacities as such, subject to certain exceptions;
•	make or change any material tax election, change any material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any closing agreement with respect to any material amount of taxes or surrender any right to claim a material amount of tax refund;
•	make any new capital expenditure or expenditures, or commit to do so, in excess of specified amounts in the disclosure schedule to the transaction agreement;
•	except in the ordinary course of business consistent with past practice, enter into a material contract, or materially modify, amend or terminate any existing material contract or waive, release or assign any material rights or claims thereunder if such actions would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the combination;
•	enter into any contract (i) for the sale, lease or transfer of any real property owned by Fyffes or real property leased by Fyffes which Fyffes or any of its subsidiaries use or occupy or has the right to use or occupy and at which the operations of Fyffes and its subsidiaries are conducted, (ii) to amend or modify, in any material respect, any lease, sublease or other agreement, or (iii) lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained would constitute real property owned by Fyffes or real property leased by Fyffes which Fyffes or any of its subsidiaries use or occupy or has the right to use or occupy and at which the operations of Fyffes and its subsidiaries are conducted,, if such contract would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated by the transaction agreement;
•	alter any intercompany arrangements or agreements or the ownership structure among Fyffes and its wholly owned subsidiaries, other than in the ordinary course of business, if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Fyffes or any of its subsidiaries;
•	terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Fyffes covering Fyffes or any of its subsidiaries, or their respective properties, unless such terminated policies are replaced by a comparable amount of insurance coverage;
•	adopt or implement a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization of Fyffes or any of its material subsidiaries; or
•	agree, in writing or otherwise, to take any of the foregoing actions.

At all times from the execution of the transaction agreement until the effective date of the scheme, except as required by law, expressly contemplated or permitted by the transaction agreement or with the prior written consent of Fyffes (such consent not to be unreasonably withheld, conditional or delayed), subject to certain exceptions, Chiquita has generally agreed not to, and agreed not to allow its subsidiaries to:

•	authorize or pay any dividend or distribution with respect to the outstanding shares of capital other than dividends paid by a subsidiary on a pro rata basis in the ordinary course consistent with past practice;
•	split, combine or reclassify any of its shares of capital in issue, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital, except for any such transaction by a wholly owned subsidiary of Chiquita which remains a wholly owned subsidiary after consummation of such transaction;
•	(i) grant any options, share awards or any other equity-based awards or long-term incentives other than in the ordinary course of business consistent with past practice, (ii) increase the compensation or other benefits payable or provided to Chiquita’s current or former directors, corporate officers or executive officers other than in the ordinary course of business consistent with past practice, (iii) increase the compensation or other benefits payable or provided to Chiquita’s employees other than those employees covered by clause (ii), except in the ordinary course of business consistent with past practice, (iv) enter into any employment, change of control, severance or retention agreement with any material employee of Chiquita, subject to certain exceptions, (v) terminate the employment of any corporate officers or executive officers other than for cause, (vi) amend any performance targets with respect to any outstanding bonus or equity awards, (vii) increase the funding obligation or contribution rate of any Chiquita benefit plan subject to Title IV of ERISA other than in the ordinary course of business and consistent with past practices, (viii) establish, adopt, enter into, amend or terminate any Chiquita benefit plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (ix) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or any other agreement with a labor union or labor organization (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in each case, as required by existing written agreements or Chiquita benefit plans in effect as of the date of the transaction agreement or as otherwise required by applicable law;

•	make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Chiquita, except as required by U.S. GAAP or applicable law;
•	authorize or announce an intention to authorize, or enter into agreements with respect to any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5 million in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any clearance required to satisfy a condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the combination and (ii) in respect of any intercompany mergers, consolidations or business combinations (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the combination), or pursuant to certain specified contracts;
•	amend the certificate of incorporation or bylaws of Chiquita or the Memorandum and Articles of Association of ChiquitaFyffes, or permit Delaware Sub or Merger Sub to amend its respective organizational documents, in any manner that would adversely affect the consummation of the combination, or permit any of its subsidiaries to adopt any material amendments to its organizational documents;
•	issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of capital, voting securities or other equity interest or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units or take any action to cause to be exercisable any otherwise unexercisable option to purchase Chiquita common shares under any existing Chiquita share plan (except as otherwise provided by the express terms of any options outstanding on the date hereof), subject to certain exceptions;
•	purchase, redeem or otherwise acquire any shares or rights, warrants or options to acquire shares of capital, except for (i) acquisitions of Chiquita common shares tendered by holders of Chiquita options and share awards to satisfy obligations to satisfy purchase or tax obligations with respect thereto and (ii) Chiquita intercompany transactions;
•	redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities except for (i) Chiquita intercompany indebtedness (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the combination), (ii) the refinancing of any existing indebtedness for borrowed money of Chiquita or any of its subsidiaries, (iii) guarantees of indebtedness of Chiquita or any subsidiary of Chiquita, (iv) indebtedness incurred pursuant to agreements entered into prior to the execution of the transaction agreement, (v) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (vi) indebtedness not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Chiquita or any of its subsidiaries other than in accordance with clauses (i)-(iv); provided that the making of guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice will be permitted;
•	make any loans to any other person involving in excess of $5 million individually or in the aggregate, except for (i) Chiquita intercompany loans (unless such intercompany loans would reasonably be expected to have material adverse tax consequences with respect to the combination) and (ii) certain specified loans;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien, any of its material properties or assets, except (i) pursuant to existing agreements, (ii) liens for permitted indebtedness, (iii) sales of inventory in the ordinary course of business, (iv) for transactions involving less than $1 million individually and $5 million in the aggregate, (v) Chiquita intercompany transactions (unless such intercompany transaction would reasonably be expected to have material adverse tax consequences with respect to the combination) or (vi) certain specified transactions;
•	compromise or settle any claim, litigation, investigation or proceeding pending against Chiquita or any of its subsidiaries, or any of their officers and directors in their capacities as such, subject to certain exceptions;
•	make or change any material tax election, change any material method of tax accounting, file any material amended tax return, settle or compromise any audit or proceeding relating to a material amount of taxes, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes, enter into any closing agreement with respect to any material amount of taxes or surrender any right to claim a material amount of tax refund;
•	make any new capital expenditure or expenditures, or commit to do so, materially in excess of specified amounts in the disclosure schedule to the transaction agreement;
•	except in the ordinary course of business consistent with past practice, enter into a material contract, or materially modify, amend or terminate any existing material contract or waive, release or assign any material rights or claims thereunder, if such actions would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the combination;
•	enter into any contract (i) for the sale, lease or transfer of any real property owned by Chiquita or real property leased by Chiquita which Chiquita or any of its subsidiaries use or occupy or has the right to use or occupy and at which the operations of Chiquita and its subsidiaries are conducted, (ii) to amend or modify, in any material respect, any lease, sublease or other agreement, or (iii) lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained would constitute real property owned by Chiquita or real property leased by Chiquita which Chiquita or any of its subsidiaries use or occupy or has the right to use or occupy and at which the operations of Chiquita and its subsidiaries are conducted, if such contract would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated by the transaction agreement;
•	alter any intercompany arrangements or agreements or the ownership structure among Chiquita and its wholly owned subsidiaries, other than in the ordinary course of business, if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Chiquita or any of its subsidiaries;
•	terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Chiquita covering Chiquita or any of its subsidiaries, or their respective properties, unless such terminated policies are replaced by a comparable amount of insurance coverage;
•	adopt or implement a plan of complete or partial liquidation or dissolution, restructuring, recapitalization or other reorganization; or
•	agree, in writing or otherwise, to take any of the foregoing actions.

Directors’ and Officers’ Indemnification and Insurance

ChiquitaFyffes has agreed to continue all rights to indemnification, advancement of expenses or exculpation existing as of the date of the transaction agreement in respect of actions or omissions occurring at or prior to the effective time provided for in the organizational documents of Fyffes, Chiquita and their respective subsidiaries or in any agreement to which those entities are party in favor of the present or former directors, officers or employees of Fyffes or Chiquita or any of their respective subsidiaries. For six years after the effective time, ChiquitaFyffes will maintain in effect the provisions for indemnification, advancement of expenses and exculpation in the organizational documents of Fyffes, Chiquita and their respective subsidiaries or in any agreement to which those entities are party and will not amend, repeal or modify such provisions in any manner that would adversely affect the rights of any individuals who are entitled to such rights.

At and after the effective time of the scheme, ChiquitaFyffes and Fyffes will indemnify and hold harmless, each present and former director, officer and employee of Fyffes and its subsidiaries against any costs and expenses, judgments, fines, losses, claims, damages, or liabilities and settlements arising out of matters pertaining to such person’s service to Fyffes or any of its subsidiaries occurring at or before the effective time of the scheme.

Similarly, at and after the effective time of the merger, ChiquitaFyffes and Chiquita will indemnify and hold harmless, each present and former director, officer and employee of Chiquita and its subsidiaries against any costs and expenses, judgments, fines, losses, claims, damages, or liabilities and settlements arising out of matters pertaining to such person’s service to Chiquita or any of its subsidiaries occurring at or before the effective time of the merger.

For a period of six years from the effective time, ChiquitaFyffes will maintain (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance as in effect as of the effective date of the combination maintained by each of Fyffes and its subsidiaries and Chiquita and its subsidiaries with respect to matters arising on or before the effective time or (ii) a “tail” policy under each of Chiquita’s and Fyffes existing directors’ and officers’ insurance policy that covers those persons who are currently covered by each of Chiquita’s and Fyffes directors’ and officers’ insurance policy, respectively, in effect as of the date of the transaction agreement for actions and omissions occurring at or prior to the effective time; provided, however, that, after the effective time, ChiquitaFyffes will not be required to pay annual premiums in excess of 300% of the last annual premium paid by either Fyffes or Chiquita prior to the date of the transaction agreement in respect of the respective coverages required to be obtained, but in such case will purchase as much coverage as reasonably practicable for that amount.

Employee Benefits

ChiquitaFyffes has agreed that, for the one year period following the completion of the combination, ChiquitaFyffes will provide former employees of each of Chiquita and Fyffes with terms and conditions of employment no less favorable than such employees received immediately before the completion. In addition, ChiquitaFyffes has agreed to provide any such employee whose employment terminates during the one-year period following the completion of the combination with severance benefits that are no less favorable than the severance benefits which would have applied to such employee at Chiquita or Fyffes (as applicable) immediately prior to the completion of the combination.

For purposes of vesting, participation eligibility, and benefit levels under any ChiquitaFyffes employee benefit plans, ChiquitaFyffes has agreed to credit each Fyffes employee and each Chiquita employee with his or her service to Fyffes or to Chiquita (as applicable) prior to the closing date of the combination; however, such credit will not apply with respect to benefit accruals under any defined benefit pension plan or to the extent that it would result in the duplication of benefits.

If the closing date of the combination occurs before December 31, 2014, Fyffes and Chiquita will be entitled to pay their respective 2014 annual cash bonuses (and short term incentive plan payments, as applicable) based on each company’s respective target level of performance. If the closing date of the combination occurs on or after January 1, 2015, Fyffes and Chiquita will be entitled to pay their respective (i) annual cash bonuses in respect of 2014 based on each company’s respective actual performance and

(ii) annual cash bonuses in respect of 2015 in an amount equal to each company’s respective target bonus for 2015. Fyffes will also be entitled to pay in the ordinary course any award that vests under the Fyffes short term incentive plan.

ChiquitaFyffes Board of Directors

Upon the completion of the combination, the board of directors of ChiquitaFyffes will have thirteen members consisting of (i) six individuals designated by Chiquita, (ii) six individuals designated by Fyffes and (iii) one individual appointed by mutual consent of Chiquita and Fyffes. If the mutually agreed upon individual has not been appointed as of the completion of the combination, such individual will be appointed by the respective designees of Chiquita and Fyffes. Following completion, each committee of the board of directors of ChiquitaFyffes will be composed of an equal number of Chiquita and Fyffes directors, plus, if determined jointly by Chiquita and Fyffes, any person so designated who qualifies as an “independent director” and is not a designee of either Chiquita or Fyffes.

Conditions to the Completion of the Scheme and the Merger

The completion of the scheme is subject to the satisfaction (or waiver, to the extent permitted) of all of the following conditions on or prior to the consummation of the scheme:

•	the Irish High Court’s sanction of the scheme of arrangement and confirmation of the reduction of capital involved in such scheme of arrangement, and office copies of each of the Irish High Court’s order and the minute required under Irish law in respect of the capital reduction being delivered for registration to the Registrar of Companies in Ireland and subsequently registered;
•	the approval of the scheme by a majority in number of Fyffes shareholders representing 75% or more in value of the Fyffes ordinary shares, at the voting record time, held by such holders, present and voting either in person or by proxy, at the special court-ordered meeting (or any adjournment of such meeting), and the approval by the requisite majorities of Fyffes shareholders of certain of the EGM resolutions;
•	the adoption of the transaction agreement by the affirmative vote of a majority of the votes cast by Chiquita shareholders entitled to vote thereon;
•	the NYSE having authorized, and not withdrawn its authorization, for listing all of the ChiquitaFyffes shares to be issued in the scheme and the merger (subject to satisfaction of any conditions to which such approval is expressed to be subject);
•	all applicable waiting periods under the HSR Act having expired or having been terminated, in each case in connection with the combination and/or the merger, as the case may be;
•	given the determination of the parties that the European Commission has jurisdiction under the EC Merger Regulation to examine the scheme and/or the merger, as the case may be, the issuing by the European Commission of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation, declaring the scheme and/or the merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the transaction agreement;
•	to the extent that all or part of the scheme and/or the merger, as the case may be, is referred by the European Commission under Articles 9(1) or 9(5) of the EC Merger Regulation, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area, to the relevant authority of one or more member countries of the European Economic Area, the issuing by such relevant authority or authorities (in the case of a partial referral, in conjunction with a final decision of the European Commission) of a final decision or decisions by which the scheme and/or the merger, as the case may be, is deemed to have been declared compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed by the parties pursuant to the transaction agreement;
•	all other required regulatory clearances having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or been terminated (as appropriate), in each case in connection with the scheme and/or the merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the transaction agreement, the scheme, the merger or the scheme if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (a) ChiquitaFyffes and its subsidiaries, taken as a whole (following the consummation of the scheme and the merger), or (b) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the transaction agreement;
•	no injunction, restraint or prohibition by any court of competent jurisdiction or antitrust order by any relevant authority which prohibits consummation of the scheme or the merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition (as defined in the transaction agreement) having been entered and which is continuing to be in effect;
•	the Form S-4 having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking any stop order; and
•	the transaction agreement not having been terminated in accordance with its terms.

In addition, each party’s obligation to effect the scheme is conditional, among other things, upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;
•	the performance by the other party of its obligations and covenants under the transaction agreement in all material respects; and
•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations and covenants.

The scheme is also conditional on the scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, if as of March 10, 2015, all conditions set forth in the conditions appendix (other than conditions 2(c), 2(d), 3(c), 3(d), 3(e) or 3(f) as set forth in the conditions appendix) have been satisfied or waived) (March 10, 2015 or June 15, 2015, as applicable, the “end date”). In addition, the scheme will lapse unless it is effective on or prior to the applicable end date. The merger is conditional only upon the consummation and implementation of the scheme.

Survival of Representations and Warranties

None of the representations and warranties of the transaction agreement will survive the effective time of the scheme or the termination of the transaction agreement.

Termination

The transaction agreement may be terminated at any time prior to the time the scheme becomes effective in any of the following ways:

•	by mutual written consent of Fyffes and Chiquita;
•	by either Fyffes or Chiquita:
•	if (i) after completion of the Fyffes court meeting or the EGM, the applicable resolutions have not been approved by the requisite majorities, or (ii) after completion of the Chiquita shareholders meeting, the Chiquita shareholder approval has not been obtained;
•	if the combination has not been consummated by 11:59 p.m., New York City time, on the applicable end date, provided that the right to terminate pursuant to this clause will not be available to a party whose breach of any provision of the transaction agreement will have caused the failure of the combination to be consummated by such time;
•	if the Irish High Court declines or refuses to sanction the scheme, unless both parties agree that the decision of the Irish High Court shall be appealed; or

•	if an injunction that permanently restrains, enjoins or otherwise prohibits the consummation of the scheme or the merger has become final and non-appealable, provided that the right to terminate pursuant to this clause will not be available to a party whose breach of any provision of the transaction agreement will have caused the failure of the combination to be consummated by such time;
•	by Fyffes:
•	if Chiquita or one of ChiquitaFyffes, Delaware Sub or Merger Sub breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;
•	in the event that a Chiquita Change of Recommendation shall have occurred; or
•	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Fyffes Superior Proposal;
•	by Chiquita:
•	if Fyffes breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the transaction agreement such that certain closing conditions are incapable of being satisfied and the breach is not reasonably capable of being cured by March 10, 2015, in certain circumstances;
•	in the event that a Fyffes Change of Recommendation shall have occurred; or
•	if prior to obtaining shareholder approval, in order to enter into an agreement providing for a Chiquita Superior Proposal.

Expenses

Except as otherwise provided in the transaction agreement or in the expenses reimbursement agreement (see “Expenses Reimbursement Agreement,” beginning on page 155 of this proxy statement/prospectus), all costs and expenses incurred in connection with the combination will be paid by the party incurring such cost or expense, except that each of Chiquita and Fyffes shall pay 50% of the following: (i) the Panel’s document review fees, (ii) the costs of, and associated with, the filing, printing, publication and posting of this proxy statement/prospectus and any other material required to be posted pursuant to SEC rules or the Irish Takeover Rules, and the filing fees incurred in connection with notifications with any relevant authorities under any antitrust laws and (iii) the expenses incurred in connection with seeking to implement the financing (other than fees and expenses of its attorneys and accountants, which shall be paid by the party incurring such fee or expense); provided that any such financing expenses payable by Fyffes shall be paid on the earlier of the (1) the termination of the transaction agreement in accordance with its terms and (2) the completion of the scheme and the merger. Furthermore, the appropriate party shall, upon written request by the other party, reimburse the other for its share of reasonable documented out-of-pocket costs and expenses incurred in connection with the financing and shall indemnify and hold harmless the other, and its respective representatives from and against any and all liabilities, losses, damages, claims, expenses, interest, judgments and penalties suffered or incurred by them in connection with the syndication or consummation of the financing arising as a result of (x) any information provided by the other and utilized in connection therewith, or (y) willful misconduct or gross negligence by the other or its representatives.

Amendment and Waiver

The transaction agreement may not be amended except by an instrument in writing signed by each of the parties, except that following approval by the Fyffes shareholders or Chiquita shareholders there will be no further amendment which by law requires further approval by the Fyffes shareholders or Chiquita shareholders without such further approval or which is not permitted under applicable law. No delay or omission by either party to the transaction agreement in exercising any right, power or remedy provided by law or under the transaction agreement will operate as a waiver of it.

Specific Performance; Third-Party Beneficiaries

All parties agreed in the transaction agreement that damages would not be an adequate remedy for any breach of the transaction agreement. Accordingly, each party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the transaction agreement.

The transaction agreement is not intended to confer upon any person other than Fyffes, Chiquita, ChiquitaFyffes, Delaware Sub and Merger Sub any rights or remedies with the exception of:

1.	the rights of the specified directors, officers and employees to certain indemnification and insurance; and
2.	certain rights provided to the financing sources of Chiquita in the transaction agreement.

EXPENSES REIMBURSEMENT AGREEMENT

The following is a summary of certain material terms of the expenses reimbursement agreement. This summary is qualified in its entirety by reference to the expenses reimbursement agreement, which is incorporated by reference in its entirety and attached to this proxy statement/prospectus as Annex C. We encourage you to read the expenses reimbursement agreement carefully and in its entirety.

Concurrently with the execution of the transaction agreement, Fyffes and Chiquita entered into the expenses reimbursement agreement dated March 10, 2014, the terms of which have been consented to by the Panel for the purpose of Rule 21.2 of the Irish Takeover Rules only.

Under the expenses reimbursement agreement, Fyffes has agreed to reimburse all documented, specific and quantifiable third-party costs and expenses incurred by Chiquita, or on its behalf, for the purposes of, in preparation for, or in connection with the scheme including, but not limited to, exploratory work carried out in contemplation of and in connection with the scheme, legal, financial and commercial due diligence and engaging advisors to assist in the process, up to one percent (1%) of the total value of the issued share capital of Fyffes, calculated based on the closing price of the Fyffes shares on the business day immediately preceding the event giving rise to the reimbursement obligation. Fyffes has agreed to so reimburse Chiquita if:

•	(i) the transaction agreement is terminated in any of the following circumstances:
•	by Chiquita because the board of directors of Fyffes or any committee thereof withdraws (or modifies in any manner adverse to Chiquita), or proposes publicly to do the same, its recommendation that the shareholders of Fyffes approve the scheme, unless in either case, the reason for such withdrawal or modification was in response to an intervening event that constitutes a material adverse effect on Chiquita;
•	by Chiquita because the board of directors of Fyffes or any committee thereof approves, recommends, adopts or declares advisable, or proposes publicly to do the same, any Fyffes Alternative Proposal; or
•	by Fyffes, at any time prior to obtaining the Fyffes shareholder approval, in order to enter into any agreement providing for a Fyffes Superior Proposal; or
•	(ii) all of the following occur:
•	prior to the special court-ordered meeting, a Fyffes Alternative Proposal (other than a Fyffes Alternative Proposal described in clause (iii) of the definition thereof) is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make such a Fyffes Alternative Proposal and, in each case, not publicly withdrawn such Fyffes Alternative Proposal at the time the transaction agreement is terminated by Fyffes or Chiquita for the reason that the special court-ordered meeting or the EGM have been completed and the applicable resolutions are not approved by the requisite percentages (it being understood that for the purposes of this clause, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal will be deemed to refer to “50%”); and
•	a definitive agreement providing for a Fyffes Alternative Proposal is entered into within nine months after such termination and such Fyffes Alternative Proposal is consummated.

Additionally, under the expenses reimbursement agreement, Chiquita has agreed to reimburse all documented, specific and quantifiable third-party costs and expenses incurred by Fyffes, or on its behalf, for the purposes of, in preparation for, or in connection with the scheme, including, but not limited to, exploratory work carried out in contemplation of and in connection with the scheme, legal, financial and commercial due diligence and engaging advisors to assist in the process, up to one percent (1%) of the total value of the issued share capital of Chiquita calculated based on the closing price of the Chiquita shares on the business day immediately preceding the event giving rise to the reimbursement obligation. Chiquita has agreed to so reimburse Fyffes if:

•	(i) the transaction agreement is terminated in any of the following circumstances:

•	by Fyffes because the board of directors of Chiquita or any committee thereof withdraws (or modifies in any manner adverse to Fyffes), or proposes publicly to do the same, its recommendation that the shareholders of Chiquita approve the scheme, unless in either case, the reason for such withdrawal or modification was in response to an intervening event that constitutes a material adverse effect on Fyffes;
•	by Fyffes because the board of directors of Chiquita approves, recommends, adopts or declares advisable, or proposes publicly to do the same, any Chiquita Alternative Proposal; or
•	by Chiquita, at any time prior to obtaining the Chiquita shareholder approval, in order to enter into any agreement providing for a Chiquita Superior Proposal; or
•	(ii) all of the following occur:
•	prior to the special meeting of Chiquita shareholders, a Chiquita Alternative Proposal (other than a Chiquita Alternative Proposal described in clause (iii) of the definition thereof) is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make such a Chiquita Alternative Proposal and, in each case, not publicly withdrawn such Chiquita Alternative Proposal at the time the transaction agreement is terminated by Fyffes or Chiquita for the reason that the special meeting of shareholders shall have been completed and the applicable resolutions are not approved by the requisite percentages (it being understood that for the purposes of this clause, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal will be deemed to refer to “50%”); and
•	a definitive agreement providing for a Chiquita Alternative Proposal is entered into within nine months after such termination and such Chiquita Alternative Proposal is consummated.

Upon either Chiquita or Fyffes becoming entitled to a reimbursement payment, the other party will have no further liability in connection with the termination of the transaction agreement, except for liability for intentional breach, fraud or as provided in the confidentiality agreement between Fyffes and Chiquita dated November 18, 2013.

Fyffes and Lazard have each confirmed in writing to the Panel that the Expenses Reimbursement Agreement is in the best interests of the Fyffes shareholders in the context of the scheme.

In providing this confirmation, Lazard, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Fyffes and no one else in connection with the scheme and will not be responsible to anyone other than Fyffes for providing the protections afforded to clients of Lazard or for providing advice in relation to the scheme or other matters referred to in the document.

IRREVOCABLE VOTING UNDERTAKING

The Balkan Entities delivered the “irrevocable undertaking to Chiquita and ChiquitaFyffes in respect of an aggregate of 37,238,334 Fyffes ordinary shares beneficially owned by the Balkan Entities, which such shares represent approximately 12.5% of Fyffes outstanding share capital as of that date. Mrs. Mary McCann (who is the mother of Mr. McCann) may be deemed to beneficially own these ordinary shares through her indirect control of the corporation which is the majority shareholder of Balkan Investment Company. She owns 1,000 ordinary shares of Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, for an aggregate beneficial ownership of 12.8%. Pursuant to the irrevocable undertaking, the Balkan Entities have agreed to vote all of such shares in favor of the scheme and to not sell, transfer or otherwise dispose of the shares prior to the combination becoming effective. The obligations under the irrevocable undertaking will lapse if:

•	the scheme lapses or is withdrawn (other than due to an application of the Irish Takeover Rules on an initiation by the European Commission of proceedings in respect of the Scheme Transaction under Article 6(1)(c) of the EC Merger Regulation or a referral by the European Commission of the combination to a competent authority of an EU Member State under Article 9(c) of the EC Merger Regulation prior to the date of the Court Meeting);
•	the Fyffes board of directors changes its recommendation that Fyffes shareholders vote in favor of the scheme; or
•	the transaction agreement is terminated in accordance with its terms.

SUPPORT LETTER

Fyffes received the support letter on behalf of an affiliate of The InterTech Group, Inc. in relation to its entire holdings amounting to 39,034,612 Fyffes ordinary shares in the aggregate, representing approximately 13.1% of Fyffes outstanding share capital as of that date, confirming that so long as the Fyffes board of directors is supportive of the combination or the transaction agreement is not otherwise terminated or materially modified as determined by the affiliate in its sole and absolute discretion, the affiliate will vote all of its Fyffes ordinary shares in favor of any proposal submitted to Fyffes shareholders to approve the combination. The affiliate reserves the right to sell or otherwise transfer any or all of its shares to a third party prior to effectiveness of the combination.

CREATION OF DISTRIBUTABLE RESERVES OF CHIQUITAFYFFES

Under Irish law, dividends and distributions and, generally, share repurchases or redemptions may only be made from distributable reserves in ChiquitaFyffes’ unconsolidated balance sheet prepared in accordance with the Irish Companies Acts 1963 to 2013. Distributable reserves generally means the accumulated realized profits of ChiquitaFyffes less accumulated realized losses of ChiquitaFyffes and can include reserves created by way of a capital reduction. In addition, no distribution or dividend may be made unless the net assets of ChiquitaFyffes are equal to, or in excess of, the aggregate of ChiquitaFyffes’ called up share capital plus undistributable reserves and the distribution does not reduce ChiquitaFyffes’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which ChiquitaFyffes’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed ChiquitaFyffes’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital. See “Description of ChiquitaFyffes Ordinary Shares — Dividends” beginning on page 217 of this proxy statement/prospectus and “Description of ChiquitaFyffes Ordinary Shares — Share Repurchases, Redemptions and Conversions” beginning on page 218 of this proxy statement/prospectus.

Immediately following the combination, the unconsolidated balance sheet of ChiquitaFyffes will not contain any distributable reserves, and “shareholders’ equity” in such balance sheet will be comprised entirely of “share capital” (equal to the aggregate par value of the ChiquitaFyffes shares issued pursuant to the combination) and “share premium” resulting from the issuance of ChiquitaFyffes shares in the proposed combination. The share premium arising shall be determined by the directors of ChiquitaFyffes and unless circumstances otherwise require, shall be equal to (1) the sum of (a) the aggregate market value of the Fyffes ordinary shares as of the close of trading on the ESM on the day the combination is completed and (b) the aggregate market value of the Chiquita common shares as of the close of trading on the NYSE on the day the combination is completed, less (2) the nominal value of ChiquitaFyffes’ ordinary share capital.

The Chiquita common shareholders are being asked at the Chiquita special meeting and the Fyffes shareholders are being asked at the Fyffes EGM to confirm their approval of a proposal to reduce the share premium of ChiquitaFyffes to allow the creation of distributable reserves of ChiquitaFyffes. The current shareholders of ChiquitaFyffes will also be asked to approve this proposal pursuant to a resolution proposed for the purpose of Section 72 of the Companies Act 1963. If the shareholders of Chiquita, Fyffes and ChiquitaFyffes approve the creation of distributable reserves and the combination is completed, ChiquitaFyffes will, as soon as practicable following the completion of the combination, seek to have the reduction of capital and the creation of distributable reserves confirmed by the Irish High Court pursuant to Section 72 of the Companies Act 1963.

The approval of the distributable reserves proposal is not a condition to the completion of the combination and whether or not it is approved will have no impact on the completion of the combination. Accordingly, if the shareholders of Fyffes and Chiquita approve the combination but either the shareholders of Fyffes or of Chiquita (or both) do not approve the capital reduction proposal, the combination will, subject to satisfaction or waiver of its conditions, still be completed. If the proposed capital reduction is not approved by the shareholders or confirmed by the Irish High Court, ChiquitaFyffes will not have sufficient distributable reserves to pay dividends or to repurchase or redeem shares following the combination until such time as ChiquitaFyffes has created distributable reserves through the generation of future profits from its operations. In addition, although ChiquitaFyffes is not aware of any reason why the Irish High Court would not approve the creation of distributable reserves, the issuance of the required confirming order is a matter for the discretion of the Irish High Court.

CHIQUITA SHAREHOLDER VOTE ON SPECIFIED COMPENSATION ARRANGEMENTS

Advisory Vote on Golden Parachute Compensation

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires that Chiquita provide its shareholders with the opportunity to vote to approve, on an advisory non-binding basis, the “golden parachute” compensation arrangements for the Chiquita named executive officers, as disclosed in the table titled “Golden Parachute Compensation — Chiquita” under the section entitled “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of this proxy statement/prospectus and the accompanying footnotes. Through Proposal 3, Chiquita is asking its shareholders to indicate their approval of the various potential payments and equity treatment which Chiquita’s named executive officers will or may be eligible to receive in connection with the proposed combination as indicated in such table. Chiquita is seeking approval of the following resolution:

“RESOLVED, that the shareholders of Chiquita Brands International, Inc. approve, solely on an advisory, non-binding basis, the golden parachute compensation which may be paid to Chiquita’s named executive officers in connection with the proposed combination, as disclosed pursuant to Item 402(t) of Regulation S-K in the table titled “Golden Parachute Compensation — Chiquita” under the section entitled “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 and the accompanying footnotes.”

Required Vote

The vote on executive compensation payable in connection with the combination is a vote separate and apart from the vote to approve the combination. Accordingly, you may vote to approve the executive compensation and vote not to approve the combination and vice versa. Chiquita shareholders should note that the vote is merely an advisory vote which will not be binding on Chiquita, its board of directors, Fyffes or ChiquitaFyffes.

The affirmative vote of holders of majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on such proposal is required to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination, although such vote will not be binding on Chiquita.

Approval of this proposal is not a condition to the completion of the combination and whether or not this proposal is approved will have no impact on the completion of the combination.

Recommendation

The board of directors of Chiquita recommends that you vote “FOR” the proposal to approve, on a non-binding advisory basis, the compensation that will or may become payable to Chiquita’s named executive officers that is based on or otherwise relates to the proposed combination.

In considering the recommendation of the board of directors of Chiquita, you should be aware that certain directors and executive officers of Chiquita will have interests in the proposed combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of this proxy statement/prospectus.

CHIQUITA SHAREHOLDER VOTE ON AMENDED CHIQUITA STOCK AND INCENTIVE PLAN

The Amended Chiquita Stock and Incentive Plan Proposal

Chiquita is proposing that Chiquita’s shareholders approve the amendment of the Chiquita Stock and Incentive Plan (sometimes referred to below as the “Stock Plan” and, as proposed to be amended, the “Amended Chiquita Stock and Incentive Plan”), which amendment will be, subject to the approval of Chiquita shareholders, effective as of the date of the completion of the combination. Such shareholder approval of the Amended Chiquita Stock and Incentive Plan is not a condition to completion of the combination.

The Chiquita Stock and Incentive Plan will be assumed and adopted by ChiquitaFyffes upon the completion of the combination and will represent the sole plan under which ChiquitaFyffes could grant future equity incentive compensation awards following the combination. Outstanding awards under the existing plans will generally remain subject to the terms and conditions of the existing plans. Subject to shareholder approval of the Amended Chiquita Stock and Incentive Plan proposal, approximately 3,886,115 shares of ChiquitaFyffes ordinary shares, less any grants made in the ordinary course pending completion, will be reserved under the Chiquita Stock and Incentive Plan and available for new grants.

Reasons for the Amended Chiquita Stock and Incentive Plan Proposal

Chiquita’s board of directors believes that ownership of shares of common stock by employees and non-employee directors of ChiquitaFyffes will encourage the sense of proprietorship and create additional incentives for employees and directors to use their best efforts to contribute to the achievement of ChiquitaFyffes’ long-term success. Chiquita’s board of directors also believes that equity and equity-based awards will help ChiquitaFyffes attract and retain highly qualified employees and directors.

Approval by shareholders is being sought in order to: (1) meet the shareholder approval requirements of the New York Stock Exchange with respect to authorization additional shares for issuance under the Stock Plan; (2) obtain approval of the material terms of the Stock Plan, including performance criteria and individual award limitations described below, for purposes of qualifying certain compensation under the Stock Plan as performance-based compensation under Section 162(m) of the Internal Revenue Code; and (3) permit certain stock options authorized under the Stock Plan to qualify for treatment as incentive stock options for purposes of Section 422 of the Code.

Chiquita’s board of directors believes the Stock Plan will benefit ChiquitaFyffes for the following reasons:

•	The Stock Plan is expected to be the equity and equity-based compensation vehicle of ChiquitaFyffes following completion of the combination; and
•	There are currently only 1,386,115 Chiquita shares available under the Stock Plan, which the Chiquita board of directors believes to be insufficient for the equity compensation needs of ChiquitaFyffes following the completion of the combination.

The Chiquita board of directors also considered the effect of the Stock Plan on ChiquitaFyffes stockholders. It noted that the available shares under the Stock Plan would represent 4% of ChiquitaFyffes outstanding ordinary shares upon completion of the combination.

In addition to increasing the number of shares available for issuance under the Stock Plan, the Chiquita board of directors has amended the Stock Plan to permit awards to be made following the completion of the combination to all employees of ChiquitaFyffes and its subsidiaries, including legacy Fyffes employees, and to otherwise comply with applicable rules under the laws of Ireland, where ChiquitaFyffes is incorporated.

Shares Available

Subject to adjustment for changes in capitalization, the maximum number of shares of Chiquita shares currently authorized for issuance under the Stock Plan is 10,525,926. Shareholders are being asked to approve the issuance of an additional 2,500,000 shares under the plan, for an overall maximum number of available shares under the Stock Plan of 13,025,926. Following the combination, the shares issuable under the Stock Plan will be ChiquitaFyffes ordinary shares and the number of such ChiquitaFyffes ordinary shares will equal (i.e., will be converted on a one for one basis) the number of Chiquita shares that were available under the Stock Plan. Shares issued pursuant to the exercise of Fyffes options converted into ChiquitaFyffes options in the combination will not reduce the number of shares available for grant under the stock plan.

As of March 31, 2014, we calculated Chiquita shares available for future grants as follows:

10,525,926	Maximum number of shares of common stock currently authorized for issuance under the Stock Plan
4,574,087	Shares already issued and outstanding as a result of prior grants
3,854,052	Shares cancelled and not available for reissuance
711,672	Shares subject to existing grants under the Stock Plan, consisting of RSUs for 711,672
1,386,115	Shares available for future grants (or approximately 3,886,115 shares if the 2,500,000 additional shares are approved)

Summary of the Stock Plan

The following is a summary of certain important features of the Amended Chiquita Stock and Incentive Plan as it is proposed to be amended pursuant to this Amended Chiquita Stock and Incentive Plan Proposal, the full text of which is set forth as Annex H to this proxy statement/prospectus. This summary includes descriptions of various Stock Plan provisions, which did not require shareholder approval, that have been added or revised since the Stock Plan was last described to shareholders.

If Chiquita shareholders approve the Amended Chiquita Stock and Incentive Plan proposal, we intend to file promptly following the completion a registration statement on Form S-8 with the SEC registering the additional shares under the Securities Act. If Chiquita shareholders do not approve the Amended Chiquita Stock and Incentive Plan proposal, following the completion of the combination, ChiquitaFyffes will only have approximately 1,386,115 of its ordinary shares available for ongoing equity grants (less grants made prior to the completion in the ordinary course), which the Chiquita board of directors believes to be insufficient for the equity compensation needs of ChiquitaFyffes following completion of the combination.

Purpose

The purpose of the Stock Plan is to promote Chiquita’s (and following the combination ChiquitaFyffes’) long-term growth and success by (1) enabling ChiquitaFyffes to compete successfully in attracting and retaining employees, directors and certain consultants and advisors of outstanding ability, (2) stimulating the efforts of these persons to achieve ChiquitaFyffes’ objectives and (3) encouraging the alignment of their interests with those of ChiquitaFyffes shareholders.

Maximum Awards Per Individual

The maximum number of stock appreciation right (“SAR”) units that may be granted under the Stock Plan is 500,000, and the maximum number of Ordinary Shares that may be issued upon the exercise of incentive stock options (described more fully below) shall be 13,025,926. Any shares unissued or undelivered pursuant to awards (including awards granted prior to the completion of the combination) that expire, terminate or are forfeited may be re-used for future grants under the Stock Plan. The number of ChiquitaFyffes ordinary shares that may be subject to options, together with the number of SAR units, granted under the Stock Plan to any one individual may not exceed 2 million during any one calendar-year period. The Stock Plan provides that no more than 500,000 ChiquitaFyffes ordinary shares may be issued in payment of performance awards denominated in shares, and no more than $5 million in cash (or fair market value, if paid in shares) may be paid pursuant to performance awards denominated in dollars, in each case to any one individual during any one calendar-year period if the awards are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code.

Administration

The Stock Plan is required to be administered by a committee of two or more directors, each of whom is a “non-employee” director under Securities and Exchange Commission Rule 16b-3 and an “outside director” for purposes of Section 162(m) of the Code. The Stock Plan will be administered by a committee of the ChiquitaFyffes board of directors (the “Committee”), all of whose members are expected to satisfy these criteria. The Committee may delegate its authority to one or more ChiquitaFyffes executive officers; however, only the Committee may grant awards to ChiquitaFyffes executive officers and determine the terms and conditions of those awards.

Eligibility

Employees (including officers and persons who have accepted offers of employment), directors, and certain advisors and consultants of ChiquitaFyffes and its subsidiaries are eligible to be selected by the Committee to participate in the Stock Plan. There is no limit to the number of participants in the Stock Plan. There will be approximately 23,000 individuals eligible to participate in the Stock Plan following completion of the combination.

Duration of the Stock Plan

The Stock Plan will continue in effect until terminated by the ChiquitaFyffes board of directors. Although Chiquita is not currently issuing incentive stock options, no incentive stock options may be granted under the Stock Plan on or after ten years from the date the Amended Chiquita Stock and Incentive Plan is approved by shareholders.

Types of Awards

The Stock Plan provides for the grant of the following types of awards: (1) stock awards, including restricted stock awards, restricted stock unit awards and unrestricted stock awards; (2) performance awards (cash or shares); (3) stock options, including non-qualified stock options, incentive stock options and replacement options; and (4) SARs. Awards may be granted singly, in combination or in tandem, as determined by the Committee. Except to the extent provided by law, awards generally are non-transferable. The Committee may provide at the time of grant that a participant may transfer a restricted stock or restricted stock unit award, performance award, non-qualified stock option or SAR to, or for the benefit of, members of his or her immediate family for no consideration.

Stock Awards.  Stock awards are grants of ChiquitaFyffes ordinary shares, or units representing ChiquitaFyffes ordinary shares, which may be restricted (i.e., subject to a service-based vesting restriction, holding period restriction or other conditions before ownership vests or before shares are required to be issued) or unrestricted. Restricted awards may be in the form of restricted ChiquitaFyffes ordinary shares, which are issued when the award is granted but subject to restrictions, or restricted stock units, which represent ChiquitaFyffes ordinary shares to be issued when the award’s restrictions are satisfied or waived. The Committee determines the amounts, terms and conditions of the awards, including the price to be paid, if any, for restricted awards and contingencies related to the attainment of specified performance goals or continued employment or service. Participants receiving restricted stock units are not entitled to dividend or voting rights in respect of the underlying ChiquitaFyffes ordinary shares until those shares are issued.

Performance Awards.  Performance awards are the right to receive cash, ChiquitaFyffes ordinary shares or both, at the end of a specified performance period, subject to satisfaction of the performance criteria and any vesting conditions established for the award. A performance award payable in ChiquitaFyffes ordinary shares does not include dividend or voting rights until the award has vested and any shares earned are issued.

Stock Options.  Options to purchase ChiquitaFyffes ordinary shares permit the holder to purchase a fixed number of shares at a fixed price. At the time a stock option is granted, the Committee determines the number of ChiquitaFyffes ordinary shares subject to the option, the term of the option (up to 10 years), when the option becomes exercisable, the price per ChiquitaFyffes ordinary share that a participant must pay to exercise the option and any other terms and conditions of the option. No option may be granted to any person with an exercise price per ChiquitaFyffes ordinary share that is less than 100% of fair market value of the ChiquitaFyffes ordinary share on the date of grant. For purposes of the Stock Plan, fair market value means the closing price of a ChiquitaFyffes ordinary share as reported on the NYSE Composite Tape. On June 10, 2014, the fair market value of a Chiquita common share was $10.35. Chiquita common shares will be converted into ChiquitaFyffes ordinary shares on a one for one basis in the combination.

The exercise price of a stock option may be paid by a participant in cash, ChiquitaFyffes ordinary shares owned by the participant for at least six months or a combination of these two. Subject to restrictions of applicable law, a participant also may elect to pay an option’s exercise price by authorizing a broker to sell all or a portion of the ChiquitaFyffes ordinary shares to be issued upon exercise and remit to the company a sufficient portion of the sale proceeds to pay the exercise price and any applicable tax withholding amounts. The Committee may approve other methods of payment, such as net exercises, that it deems appropriate.

Stock Appreciation Rights.  A SAR is a right to receive payment, in cash, ChiquitaFyffes ordinary shares or a combination of the two, equal to the excess of (1) the fair market value of a ChiquitaFyffes ordinary share on the date of exercise over (2) the price per ChiquitaFyffes ordinary share established in connection with the grant of the SAR (the “reference price”), which must be at least 100% of the ChiquitaFyffes ordinary share’s fair market value on the date of grant. A SAR is exercisable as provided by the Committee and may have a term no longer than 10 years from its date of grant.

Performance-Based Compensation

Under Code Section 162(m) of the Code, an income tax deduction generally is not available to a public corporation for annual compensation in excess of $1 million paid to the principal executive officer and any of the other four most highly compensated executive officers unless the compensation is “performance-based.” Stock options and SARs are “performance-based” if their exercise or reference prices are equal to at least 100% of the ChiquitaFyffes ordinary share’s fair market value at the time of grant. To be “qualified performance-based compensation” within the meaning of Section 162(m), other awards under the Stock Plan must be conditional on the achievement of one or more objective performance goals. As amended by the Chiquita board of directors, the Stock Plan provides that the performance goals set by the Committee for these awards must be based on any one or more of the following performance measures, as selected by the Committee and applied to the company as a whole or to individual business units, and measured either absolutely or relative to a designated group of comparable companies: (1) earnings before interest, taxes, depreciation and amortization; (2) earnings before interest and taxes; (3) appreciation in the fair market value, book value or other measure of value of the ChiquitaFyffes ordinary shares; (4) cash flow; (5) earnings (including earnings per ChiquitaFyffes ordinary share); (6) return on equity; (7) return on investment; (8) total stockholder return; (9) return on capital; (10) return on assets or net assets; (11) revenue; (12) income (including net income); (13) operating income (including net operating income); (14) operating profit (including net operating profit); (15) operating margin; (16) return on operating revenue; (17) market share; (18) debt to equity ratio/debt levels; (19) price earnings ratio; (20) expense ratios/operating expense; (21) total expenditures; (22) supply costs/cost reduction targets; (23) cumulative shareholder value added (SVA); (24) economic profit/economic value added (“EVA”)/cost of capital; (25) working capital/capital expended; (26) turnover of assets, capital, or inventory; (27) customer satisfaction/service; (28) safety; (29) liquidity; (30) inventory control/efficiency; (31) employee retention/attrition rates; (32) legal and ethical compliance; (33) improvement of financial ratings; and (34) satisfactory internal or external audits. The new measures added to the list are those numbered (2) and (18) through (34). The performance goals may be subject to adjustment for events, such as exchange rate differences, set forth by the Committee at the time of grant. The Committee has negative discretion to decrease any payouts of performance awards. In addition to performance awards that are qualified performance-based compensation under Section 162(m), the Committee may grant performance awards that are not intended to be so qualified. Such awards may be conditional on such other performance goals, factors and criteria as the Committee determines. Approval of the Amended Chiquita Stock and Incentive Plan Proposal will constitute approval of the foregoing goals for purposes of Section 162(m).

Other Terms of Awards

The Committee may establish other terms, conditions or limitations of an award, so long as they are not inconsistent with the Stock Plan. Awards under the Stock Plan may vest early or be forfeited in certain circumstances. Except as provided by the Committee, an outstanding award will be forfeited upon termination of employment for cause (as defined in the Stock Plan or in a severance agreement between the participant and us) or if, following a termination of employment for any other reason (and prior to exercise), the participant engages in any act which would have warranted termination for cause. Unless the Committee determines otherwise at the time of grant, in the event of death or disability, awards will vest in full insofar as any passage-of-time criteria are concerned (but not performance criteria); stock options and SARs will be exercisable for (1) three years (or for such longer period as is specified by the Committee, up to the tenth anniversary of the date of the award) after the termination of employment or service, or (2) until the expiration of the original terms of the awards, whichever period is shorter. Except as set forth in the following paragraph, in the event of termination of employment or service for any other reason (unless the Committee determines otherwise at the time of grant), awards that are not vested at the date of termination will be forfeited and stock options and SARs that are exercisable at the date of termination will be forfeited if not exercised within 90 days after the date of termination (or the expiration of the award, if sooner). If, however, the participant dies during this 90 day period, the award will remain exercisable for one year from the date of death, unless it expires earlier.

In the event of termination for any reason other than for cause, the Committee has the discretion to accelerate the time-based vesting of awards, or otherwise free them from restrictions so that the awards will be partially or fully exercisable, and extend the exercise period of any stock options or SARs for up to five years from the date of termination, so long as: (1) the exercise period of a stock option or SAR is not extended past the original expiration date of the award or the tenth anniversary of the award date and (2) any such acceleration, extension or waiver maintains the award’s exemption from or compliance with Section 409A of the Code.

Deferrals

The issuance or delivery of ChiquitaFyffes ordinary shares or cash pursuant to the exercise of an option or SAR may not be deferred beyond exercise. With respect to restricted and unrestricted stock awards and performance awards, the issuance or delivery of ChiquitaFyffes ordinary shares or cash pursuant to such awards may be delayed or deferred for such periods and upon such terms and conditions as the Committee and participant determine, but not in contravention of Section 409A of the Code and its implementing regulations which impose requirements relating to deferred compensation arrangements.

Recoupment

The Stock Plan provides that, if the grant or payment of any Stock Plan award was based on “Misconduct” for which the recipient of the award was responsible or in which the recipient of the award was materially involved, and if in the absence of such Misconduct the award would have been lower, then ChiquitaFyffes has the right to cancel all or any portion of the award (to the extent the award is unpaid, unvested or unexercised) and to require the participant to repay or return all or part of any ChiquitaFyffes ordinary shares or cash already received (including the proceeds from the sale of any shares received). For purposes of this provision, “Misconduct” exists if the grant or payment of the award was based on or derived from financial results or an operating metric that, due to misconduct in its preparation or calculation, resulted in a restatement of financial results or, within three years, a recalculation of the operating metric, or was made for the purpose of personal gain or enrichment.

Repricing, Exchange and Repurchase of Awards

Without shareholder approval and the consent of the affected participant, the Stock Plan does not permit (1) any decrease in the exercise price, reference price or other purchase price of an award or any other decrease in the pricing of an outstanding award, (2) the issuance of any substitute stock option or SAR with a lower exercise price or reference price than that of an existing option or SAR which is forfeited or cancelled in exchange for the substitute option or SAR, or (3) the repurchase of any option or SAR with an exercise price or reference price above fair market value at the time of such repurchase.

Annual Bonus Program and Long-Term Incentive Program (Supplements A and B to the Stock Plan)

The Annual Bonus Program and the Long-Term Incentive Program contain provisions intended to satisfy the requirements of Section 162(m) of the Code discussed above. These Programs permit the distribution of cash or shares of common stock, subject to the terms, conditions and limitations of the Stock Plan.

A participant in either program must be employed on the last day of a performance period to be entitled to an award for the period under that program. However, if a participant’s employment terminates for any reason other than cause, the Committee may elect to calculate, at the end of a performance period, the award that the participant would have received if he or she had remained employed and to pay him or her no more than a pro rata portion of that award.

Termination and Amendment

After the completion of the combination, the ChiquitaFyffes board of directors may amend the Stock Plan at any time but may not adopt any amendment which would impair the rights of a participant with respect to awards granted prior to the amendment without his or her consent. In addition, no amendment may be made without shareholder approval if the amendment would increase the maximum number of shares available for awards under the Stock Plan or increase the maximum number of ChiquitaFyffes ordinary shares or amount of cash which may be awarded to any individual, or if shareholder approval is required pursuant to applicable requirements of the Code, the Exchange Act or the listing requirements of any stock exchange on which ChiquitaFyffes ordinary shares are traded.

U.S. Federal Tax Treatment

The following is a brief summary of the principal U.S. federal income tax consequences generally arising with respect to transactions involving awards under the Stock Plan, based on current U.S. federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences or the tax consequences that result in the case of transactions involving awards to employees of non-U.S. subsidiaries, which may be substantially different.

The general information in the summaries below regarding ChiquitaFyffes’ ability to deduct compensation expenses is qualified by the limitations described in “— Certain Limitations on Deductibility of Executive Compensation” following the summaries beginning on page 166 of this proxy statement/prospectus.

Restricted Stock Issued Upon Grant.  A participant who is granted an award of restricted ChiquitaFyffes ordinary shares generally does not recognize taxable income at the time of the grant, and ChiquitaFyffes is not entitled to a tax deduction at that time, unless the participant elects to be taxed at the time of the award by making an election under Section 83(b) of the Code within 30 days of the grant date. When the restrictions applicable to the ChiquitaFyffes ordinary shares lapse, the participant recognizes ordinary income in an amount equal to the excess of the fair market value of the ChiquitaFyffes ordinary shares at such time over the amount, if any, paid for the ChiquitaFyffes ordinary shares. ChiquitaFyffes ordinarily will be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Unless a participant makes a Section 83(b) election, dividends paid to a participant on restricted ChiquitaFyffes ordinary shares will be taxable to the participant as ordinary income. ChiquitaFyffes ordinarily will be entitled to a deduction for dividends paid on restricted ChiquitaFyffes ordinary shares. If the participant has made a Section 83(b) election, the dividends will be taxable to the participant as dividend income, which is subject to the same rate as capital gains income.

Restricted Stock Units.  A participant who is granted restricted stock units generally will not recognize taxable income until the restrictions set forth in the award lapse and the unrestricted shares are delivered. The amount of this ordinary income will be the fair market value of the ChiquitaFyffes ordinary shares on the date of delivery. ChiquitaFyffes ordinarily will be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Unrestricted Stock.  The grant of an award of unrestricted ChiquitaFyffes ordinary shares has immediate tax consequences for both the participant and ChiquitaFyffes. The participant will recognize ordinary income on the grant of unrestricted ChiquitaFyffes ordinary shares in an amount equal to the then fair market value of the ChiquitaFyffes ordinary shares awarded less any amount paid for the ChiquitaFyffes ordinary shares; ChiquitaFyffes ordinarily will be entitled to a deduction at the same time and in the same amounts as the ordinary income recognized by the participant.

Performance Awards.  A participant who is granted a performance award does not realize taxable income at the time of the grant, and ChiquitaFyffes will not be entitled to a tax deduction at that time. A participant recognizes ordinary income when the award is paid in an amount equal to the amount of cash paid, the fair market value of the ChiquitaFyffes ordinary shares delivered or a combination of both. ChiquitaFyffes ordinarily will be entitled to a corresponding tax deduction at the same time and in the amounts as the ordinary income recognized by the participant.

Non-Qualified Stock Options.  The Stock Plan provides that non-qualified stock options granted to participants must have an exercise price equal to the fair market value of ChiquitaFyffes ordinary shares on the date of grant. Generally, a participant will not recognize taxable income on the grant of a non-qualified stock option, but will recognize ordinary income upon exercise of the option in an amount equal to the difference between the option cost (the number of ChiquitaFyffes ordinary shares purchased multiplied by the exercise price per ChiquitaFyffes ordinary share) and the fair market value of the ChiquitaFyffes ordinary shares received on the date of exercise. ChiquitaFyffes ordinarily will be entitled to a corresponding tax deduction on the exercise date equal to the amount of the ordinary income recognized by the participant.

Generally, upon a subsequent sale of ChiquitaFyffes ordinary shares acquired in an option exercise, the difference between the sale proceeds and the cost basis of the ChiquitaFyffes ordinary shares sold will be taxable as a capital gain or loss.

Stock Appreciation Rights.  The Stock Plan provides that SARs granted to participants must have a reference price equal to the fair market value of ChiquitaFyffes ordinary shares on the date of grant. Generally, the grant of a SAR produces no U.S. federal tax consequences for the participant, but the exercise of a SAR results in the recognition of ordinary income by the participant in an amount equal to the difference between the amount, if any, paid by the participant in connection with the exercise of the SAR and the fair market value of the ChiquitaFyffes ordinary shares received from the exercise of the SAR as of the date of exercise. The participant’s basis in the ChiquitaFyffes ordinary shares will be equal to the ordinary income attributable to the exercise and the amount, if any, paid in connection with the exercise of the SAR. The participant’s holding period for shares acquired pursuant to the exercise of a SAR begins on the exercise date. Upon the exercise of a SAR, ChiquitaFyffes ordinarily will be entitled to a corresponding tax deduction on the exercise date equal to the amount of the ordinary income recognized by the participant.

Withholding.  ChiquitaFyffes and each subsidiary that participates in the Stock Plan each retain the right to deduct or withhold, or require the participant to remit to his or her employer, an amount sufficient to satisfy those federal, state and local and foreign taxes, required by law or regulation to be withheld upon the occurrence of any taxable event under the Stock Plan.

Certain Limitations on Deductibility of Executive Compensation.   Section 162(m) of the Code may limit ChiquitaFyffes’ deduction for compensation paid to certain executive officers. The Stock Plan is designed so that stock options and SARs qualify for this exemption, and it permits the Committee (but does not require the Committee) to grant other, performance-based awards designed to qualify for this exemption.

Required Vote

The vote on the Amended Chiquita Stock and Incentive Plan is a vote separate and apart from the vote to approve the combination. Accordingly, you may vote to approve the Amended Chiquita Stock and Incentive Plan and vote not to approve the combination and vice versa.

The affirmative vote of holders of majority of the votes cast at the special meeting by Chiquita shareholders entitled to vote on such proposal is required to approve the Amended Chiquita Stock and Incentive Plan.

Approval of this proposal is not a condition to the completion of the combination and whether or not this proposal is approved will have no impact on the completion of the combination.

Recommendation

The board of directors of Chiquita recommends that you vote “FOR” the proposal to approve the Amended Chiquita Stock and Incentive Plan.

Equity Compensation Plan Information

The following table provides information as of March 31, 2014 regarding the number of shares of common stock that may be issued under Chiquita’s equity compensation plans.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	718,841	$ n/a (1)	2,318,251 (2)
Equity compensation plans not approved by security holders(3)	1,555,595	$7.68	—
Total	2,274,436	$7.68	2,318,251

(1)	Includes time-vested restricted stock unit awards; no stock options are currently outstanding under the Stock Plan.
(2)	Includes 1,318,251 shares available for future issuance under the Stock Plan at March 31, 2014, with a sublimit of 342,500 shares available for future grants of stock appreciation rights. Also includes 1,000,000 shares issuable under the Employee Stock Purchase Plan; although we are authorized to issue new shares under this plan, we expect generally to make open market purchases.
(3)	These options and restricted stock unit award were granted pursuant to Mr. Lonergan's employment agreement as an inducement grant in accordance with NYSE rules.

SELECTED HISTORICAL FINANCIAL DATA OF FYFFES

Fyffes is providing you with the following financial information to assist you in your analysis of the financial aspects of merger and the combination. The consolidated financial data for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012 is derived from Fyffes audited consolidated financial statements which are included elsewhere in this proxy statement/prospectus. The consolidated financial data for the years ended December 31, 2010 and 2009 and as at December 31, 2011, 2010 and 2009 is derived from Fyffes audited consolidated financial statements for those years, which are not included or incorporated by reference into this prospectus. The consolidated income statement data for the three months ended March 31, 2014 and 2013 and the consolidated balance sheet data as of March 31, 2014 have been derived from Fyffes unaudited consolidated interim financial statements which are included elsewhere in this proxy statement/prospectus. The historical financial information in the table below has been prepared in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Fyffes adopted IAS 19 Employee Benefits (2011) in 2013 for the first time. There were no significant acquisitions or dispositions of business operations during the years ended December 31, 2009 to 2013 or in the three months ended March 31, 2014, which materially affect the comparability. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Fyffes and the related notes and the unaudited interim financial statements, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fyffes” beginning on page 170 of this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

Consolidated Income Statement Data

	(Unaudited) Three months ended March 31,		Years Ended December 31,
(in thousands, except per share data)	2014	2013	2013	2012	2011	2010	2009
Group Revenue(1)	€256,675	€243,446	€835,753	€783,701	€659,045	€623,072	€598,103
Cost of Sales	(226,611)	(215,892)	(741,223)	(694,578)	(593,609)	(552,944)	(529,206)
Gross Profit	30,064	27,554	94,530	89,123	65,436	70,128	68,897
Distribution Expenses	€(5,840)	€(5,734)	€(26,325)	€(25,347)	€(24,784)	€(23,977)	€(24,813)
Administration Expenses	(8,761)	(8,602)	(38,861)	(36,873)	(24,732)	(28,661)	(28,265)
Other Operating Expenses	—	(482)	(2,105)	(2,128)	(2,108)	(3,616)	(9,403)
Other Operating Income	199	185	1,173	1,869	1,833	1,408	10,640
Share of Profit/(Loss) of Joint Ventures	191	401	1,563	640	2,669	1.021	(1,264)
Share of (Loss) of Associate — Balmoral International Land Holdings plc	—	—	—	—	(5,856)	(8,255)	(27,884)
Exceptional Items	€(6,185)	—	—	—	—	—	—
Operating Profit/(Loss)	€9,668	€13,322	€29,975	€27,284	€12,458	€8,048	€(12,092)
Net Financial Income/(Expense)	€(150)	€(535)	€(1,296)	€(1,158)	€(725)	€71	€582
Profit/(Loss) Before Tax	€9,518	€12,787	€28,679	€26,126	€11,733	€8,119	€(11,510)
Income Tax (Charge)/Credit	(1,943)	(1,512)	(2,535)	(2,218)	(1,088)	(1,355)	1,338
Profit/(Loss) for Financial Year	€7,575	€11,275	€26,144	€23,908	€10,645	€6,764	€(10,172)
Earnings Per Share (euro cent)
Basic	€2.54	€3.76	€8.61	€8.00	€3.36	€2.09	€(3.10)
Diluted	€2.49	€3.73	€8.51	€8.00	€3.36	€2.09	€(3.10)
Dividend Per Share (euro cent) paid in the year	€—	€—	€2.10	€1.97	€1.805	€1.65	€1.55

	Three months ended March 31,	Years Ended December 31,
(in thousands, except per share data)	2014	2013	2012	2011	2010	2009
Non-Current Assets	€157,725	€153,198	€146,802	€151,558	€145,060	€145,014
Current Assets	175,641	163,968	168,307	144,359	130,171	130,159
Total Assets	€333,366	€317,166	€315,109	€295,917	€275,231	€275,173
Non-Current Liabilities	€(51,727)	€(48,828)	€(60,373)	€(62,453)	€(53,326)	€(46,367)
Current Liabilities	(128,917)	(119,432)	(118,258)	(96,970)	(72,926)	(75,049)
Total Equity	€152,722	€148,906	€136,478	€136,494	€148,979	€153,757
Cash and Cash Equivalents	13,768	30,997	38,424	25,265	37,560	42,633
Total Debt(2)	€(34,829)	€(30,560)	€(29,797)	€(26,554)	€(2,953)	€(7,822)

(1)	Group revenue excludes Fyffes share of its joint ventures revenue, which amounted to €246,493 in the year ended December 31, 2013 and €49,864 for the three months ended March 31, 2014, as such are not consolidated for IFRS or U.S. GAAP purposes.
(2)	Total debt includes obligations under finance leases.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FYFFES

You should read the following discussion and analysis in conjunction with the group financial statements of Fyffes plc and the accompanying notes included elsewhere in this proxy statement/prospectus. The audited group financial statements of Fyffes plc for the years ended December 31, 2013, 2012 and 2011 and the unaudited group interim financial statements of Fyffes plc for the three months ended March 31, 2014 included elsewhere in this proxy statement/prospectus have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The audited group financial statements of Fyffes plc for the years ended December 31, 2013, 2012 and 2011 presented in its annual reports for those years and the unaudited group interim financial statements of Fyffes plc for the three months ended March 31, 2014 where prepared in accordance with IFRS as endorsed by the EU. For the purposes of this proxy statement/prospectus, Fyffes plc adopted those accounting standards issued by the IASB but not endorsed by the EU for the relevant years. In particular, this included applying a number of accounting standards dealing with the treatment of subsidiaries and joint ventures on consolidation. The application of these additional accounting standards has not resulted in any material change to the group financial statements of Fyffes plc for those or earlier years. Unless the context implies otherwise, the term “Fyffes” refers to Fyffes plc and its consolidated subsidiaries.

Overview

The Company

Fyffes is a leading international importer and distributor of tropical produce. Fyffes is headquartered in Dublin, Ireland and has operations in Europe, the U.S., Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons. Fyffes markets its produce under a variety of trademarks including the Fyffes® and Sol® brands and employs over 12,000 people worldwide.

Fyffes is currently listed on the Enterprise Securities Market, or ESM, in Dublin and the Alternative Investment Market, or AIM, in London.

Significant highlights for Fyffes for the year ended December 31, 2013 were as follows (the reconciliation of the non-GAAP performance measurements to the reported IFRS figures is set out in “Results of Operations” below):

•	Group revenue, excluding Fyffes share of revenues from joint ventures, up 6.6% to €836 million.
•	Adjusted EBITA (earnings before interest, tax and amortization charges) up 6.9% to €32.7 million. Operating profit up 9.9% to €30 million.
•	Adjusted fully diluted earnings per share (excluding amortization charges and related deferred tax credits) up 3.2% to €8.82 cents. Diluted earnings per share up 6.4% to €8.51 cents.

Segments

Fyffes is currently organized into two separate operating segments — its Tropical Produce segment and its Property segment.

The Fyffes Tropical Produce segment is a fully integrated distributor of tropical fresh produce, comprising three product categories — bananas, pineapples and melons, with bananas being the largest category both in terms of revenues and profits. The primary activities of this segment include the production, procurement, shipping, ripening, distribution and marketing of these products, all of which are produced in broadly the same geographic areas in Central and South America and distributed to Fyffes customers in Europe and the United States. Fyffes directly farms some of the produce it distributes, particularly in the pineapple and melon categories. The procurement, shipping, distribution and marketing activities for the banana and pineapple categories are managed centrally on a combined basis.

Fyffes management evaluates and monitors the Tropical Produce segment performance primarily based on Adjusted EBITA, which is believed to be the most appropriate measure of underlying performance. Adjusted EBITA is operating profit, excluding amortization charges on intangible assets and exceptional items, if any.

It includes Fyffes share of the results of its joint ventures on a similar basis, in contrast to the requirement under IFRS to report joint ventures’ results after interest charges and tax. A list of Fyffes significant joint ventures is included in Note 31 of the audited group financial statements, presented elsewhere in this proxy statement/prospectus. For a reconciliation of Adjusted EBITA to profit before tax see “Results of Operations” below.

The Fyffes Property segment is comprised of Fyffes 40% investment in Balmoral International Land Holdings plc, or “Balmoral,” which is an international property development company. Following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral continues to actively manage its property assets. While Fyffes has not reported a share of profit or loss for Balmoral in either 2012 or 2013 or in the first quarter of 2014, it continues to treat its investment in Balmoral as a separate reportable segment in accordance with IFRS 8 Operating Segments, which states that, if a reportable segment falls below the relevant quantitative thresholds in the current period, but is expected to meet the criteria in future, it should continue to be treated as a reportable segment to maintain comparability.

For more information on Fyffes segment reporting, see Note 1 to the audited group financial statements included elsewhere in this proxy statement/prospectus.

Business Drivers

Key business drivers

The key drivers of short term performance in Fyffes Tropical Produce segment are:

•	selling prices;
•	cost of fruit;
•	shipping and fuel costs;
•	exchange rates; and
•	EU banana import duty.

These variables, together with operating costs and efficiencies and volume changes, are the key factors impacting Fyffes annual results, including Fyffes segment Adjusted EBITA. Given the significance of these factors, Fyffes short term performance can be difficult to predict and potentially volatile.

Selling prices

Fyffes earnings are significantly dependent on the selling prices obtained for tropical produce, which competes directly in any given market with other imported fresh produce and with local production when in season. Pricing is largely determined by market supply of, and demand for, tropical produce and competing fresh produce. Market demand is a function of population size, per capita consumption, the availability and quality of tropical produce, the availability, quality and price of locally produced or imported competing products and climatic and other general conditions in the marketplace. The global and individual country markets can be over-supplied from time to time. Excess supplies of tropical produce or competing fresh produce could lead to reduced selling prices for tropical produce and could have an adverse effect on Fyffes performance.

Cost of fruit

The cost of fruit produced directly by Fyffes primarily consists of cultivation, harvesting, packaging, labor, depreciation and farm administration expenses. Fyffes produces all of the melons and more than 50% of the pineapples and manages farms producing approximately 5% of the bananas it sells. The cost for fruit sourced from independent growers consists of procurement and packaging expenses. These third-party procurement costs are generally fixed annually under long-term supply agreements. Variations in production costs or yields, in key farm input costs or third-party procurement costs can have a significant impact on Fyffes cost of sales and profit margins. If these costs increase, Fyffes may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so.

Shipping and fuel costs

Shipping and fuel are among Fyffes principal costs. Fyffes does not own any ships but charters a number of dedicated refrigerated vessels, for which Fyffes retains responsibility for operating costs, including bunker fuel. Fyffes transports additional volume on a container service. Fyffes also pays port costs at both the ports of loading and discharge. When these logistics costs increase, Fyffes may not be able to pass on the full impact of these higher costs to customers or there may be a time lag in doing so. In addition, an extended interruption in Fyffes ability to ship or distribute our products could have an adverse effect on Fyffes performance. While Fyffes believes it is adequately insured and would attempt to transport its products by alternative means if there was an interruption due to strike, natural disasters or otherwise, Fyffes cannot be sure that it would be able to do so or be successful in doing so in a timely and cost-effective manner.

Exchange Rates

Fyffes primary input costs, fruit, shipping and fuel, are routinely denominated in U.S. Dollars while most sales, other than in its U.S. melon business, are made in euro and Sterling. While a significant portion of Fyffes distribution and marketing businesses are based in Eurozone economies, it also has significant operations in the United Kingdom and, as a result, the consolidated balance sheet is exposed to Sterling currency fluctuations. In addition, Fyffes has substantial production and procurement operations in Central and South America and selling and distribution businesses in the United States. Although from time to time Fyffes may engage in foreign currency hedging transactions, there can be no assurance that those hedging transactions will be sufficient to protect against adverse exchange rate fluctuations, which could have an adverse effect on Fyffes profits. These currency risks are monitored by Fyffes Treasury Committee on an ongoing basis and managed as deemed appropriate by utilizing a combination of spot and forward foreign currency contracts and, from time to time, foreign currency options. Fyffes balance sheet is also exposed to currency fluctuations relating to Fyffes net investment in its overseas non-euro denominated operations. Depending on the scale of the transaction, Fyffes may finance its overseas investments through foreign currency borrowings to hedge this exposure. Post-acquisition, these overseas businesses generally fund their operations locally. Further information on Fyffes exchange rate exposure is included under “Quantitative and Qualitative Disclosures about Market Risk” below and in Note 28 to Fyffes audited group financial statements, included elsewhere in this proxy statement/prospectus

EU banana import duty

The banana import tariff system that has been in effect in the European Union since 2006 was modified in 2009, when the European Union entered into an agreement with certain Latin America banana exporting countries to settle the long running WTO dispute over banana import tariffs. Under this 2009 agreement, the European Union will gradually reduce import tariffs on bananas from Latin America on an annual basis until 2019. The duty rate of €132 per metric ton in 2013 will be reduced to €114 per metric ton by 2019 as follows: 2014-€132, 2015-€132, 2016-€127, 2017-€122, 2018 - €117 and 2019 €114. In addition, the EU has entered into Free Trade Agreements with a number of South and Central American countries. Under these bilateral trade agreements, import duties on bananas will fall progressively to €75 per metric ton by 2020. Fyffes may have to pass some of the benefit of these reductions in import duty to both its customers and suppliers. It is therefore not possible to predict how much Fyffes will retain of these reductions in duty.

Other factors affecting Fyffes results

Adverse weather conditions and product quality

Adverse weather and other unfavorable conditions for tropical produce production can affect crop size and quality. In extreme circumstances, entire harvests may be lost in specific geographic areas. These factors can increase costs, decrease revenues and lead to additional charges to earnings which, from time to time, may have an adverse effect on Fyffes business. Similarly, serious quality issues and in particular deliberate or accidental contamination could have a significant impact on revenue. Fyffes geographic spread of production and procurement helps mitigate these risks.

Risks of operating internationally

Fyffes operations are in part dependent upon activities and investments in jurisdictions outside of the European Union. Although Fyffes aims to co-operate with, and invest only in, countries that are politically stable, these operations and investments are subject to risks that are inherent in operating in certain foreign countries, including political changes and economic crises, which may lead to significant changes in the business environment, and economic downturns, political instability, war or civil disturbances, which may disrupt individual markets. Fyffes believes that the countries in which it operates are politically stable. Fyffes also operates some of its businesses through joint ventures in which its rights to control business decisions is limited.

Credit and liquidity risk

Fyffes has detailed procedures for monitoring and managing the credit risk related to its trade receivables. Further details on these procedures are included under “Quantitative and Qualitative Disclosures about Market Risk” below. Increased credit losses on Fyffes trade receivables would reduce its profitability. Cash and short term bank deposits are generally invested with institutions of the highest credit rating or state guaranteed institutions, with limits on amounts held with individual banks at any one time. It is also Fyffes policy to have adequate undrawn facilities available at all times to cover unanticipated financing requirements. Liquidity issues, including having insufficient cash resources, would impact Fyffes ability to fund its operations and to grow its business. The maximum exposure to credit risk is represented by the carrying amount of the financial assets in the balance sheet.

Interest rate risk

Fyffes balance sheet contains both interest bearing assets and interest bearing liabilities. In general, the approach employed by Fyffes to manage its interest rate exposure is to maintain the majority of its cash, short term bank deposits and interest bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements while being able to benefit from opportunities due to movements in longer term rates. An increase in interest rates would increase Fyffes financing costs and reduce its profitability.

Recent Trends

Fyffes performance each year is affected by the impact of changes in the key business drivers set out above, including selling prices, input costs and exchange rates.

As stated, selling prices are driven mainly by supply and demand for Fyffes tropical produce and other competing fruits, but also by Fyffes ability to consistently meet our customers’ requirements, including the reliability and quality of our service. Selling prices in the banana category are a mixture of fixed priced deals and weekly spot pricing. Annual fixed pricing has traditionally been a feature in the UK retail market, while the Continental European banana market has traditionally been a weekly spot market. There has been a trend in recent years towards fixed pricing by some customers in Continental Europe, although usually for relatively short periods.

Pricing in the weekly spot market for bananas experiences significant seasonal variation each year, being typically stronger in the first half of the year when production is more constrained by weather in the production regions and weaker in the second half when production is more plentiful but demand is lower due to the availability of locally produced competing fruits. As a result, Fyffes profits in the banana category each year tend to be weighted towards the first half of the year. Fyffes melon business is also seasonally weighted to the first half of the year as it is focused on imports in the months when significant melon production is not possible in the U.S.

The cost of Fyffes produce which, as noted earlier, includes production costs when Fyffes is the grower and third-party procurement costs when Fyffes is not, have been increasing year over year driven by higher labor costs, higher farm input costs and the appreciation of local Central and South American currencies against the U.S. Dollar. Other factors, including logistics and fuel costs, packaging costs and the U.S. Dollar exchange rates against the euro and Sterling, have been variable. To counteract the overall cost inflation experienced by the industry in recent years, Fyffes has been very focused on its operational efficiency and, in particular, in 2011 Fyffes reconfigured its shipping arrangements which reduced its overall logistics costs.

The vast majority of Fyffes third-party sourced fruit is procured under long-term supply arrangements with independent producers. Typically pricing and volumes are agreed upon annually in advance under these arrangements. It is not possible to predict how fruit costs will change in 2015 and subsequent years, when these arrangements are renegotiated at the end of 2014. Details of Fyffes purchase commitments for the year ended December 31, 2014 under these arrangements are included in the table of contractual obligation section below. In relation to its logistics requirements, Fyffes uses a combination of four chartered refrigerated ships under a three year lease ending on December 31, 2014 and a three year arrangement, also ending on December 31, 2014, to lease space on a container shipping service. It is not possible to predict how Fyffes shipping costs for 2015 and subsequent years will change following the ending of these three year deals at the end of 2014. The commitments under both of these arrangements are also included in the table of contractual obligations below.

Turnover of customer relationship is a limited feature in Fyffes industry. While Fyffes has experienced some customer losses in recent years, overall Fyffes has successfully grown its business organically over that period. In addition, while there may be temporary time lags which can impact Fyffes short term performance, market pricing overall has been increasing in response to the cost inflation being experienced in the industry. The combination of these factors has resulted in Fyffes achieving a strong increase in its operating profits in the five years from 2008 to 2013. There is no certainty that Fyffes will be able to continue to replace customer losses in the future or that market prices will always increase in response to higher input costs.

Critical Accounting Policies and Significant Estimates

Fyffes set out the most significant accounting policies, judgments and estimates in its audited group financial statements included elsewhere in this proxy statement/prospectus. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. The additional discussion below addresses only Fyffes most significant accounting policies and judgments.

Impairment of non-financial assets

The carrying amounts of Fyffes assets, other than biological assets (which are stated at fair value), inventories (which are carried at the lower of cost and net realizable value) and deferred tax assets (which are recognized based on recoverability), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount as appropriate. Significant judgment may be involved in estimating the recoverable amount based on expected future cash flows expected to be generated from the relevant non-financial asset (see below). Goodwill and intangible assets with an indefinite useful life are tested for impairment at each balance sheet date.

The recoverable amount of an asset is the greater of its fair value less cost of sale and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Further details of the approach to the annual impairment review in relation to Fyffes intangible assets are set out in Note 10 of its audited group financial statements included elsewhere in this proxy statement/prospectus.

Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Retirement benefits obligations

Obligations for contributions to defined contribution pension schemes are recognized as an expense in the income statement as services from employees are received. Under such schemes, Fyffes has no obligation to make further contributions to these schemes beyond the contracted amounts. Prepaid contributions are recognized as an asset to the extent that service has not yet been received. The defined benefit pension asset or liability in the balance sheet comprises the total for each plan of the present value of the defined benefit obligation less any past service cost not yet recognized and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

The liabilities and costs associated with Fyffes defined benefit pension schemes are assessed on the basis of the projected unit credit method with the assistance of professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. Judgment is involved in selecting the appropriate discount rate and other key assumptions. The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is recognized in arriving at operating profit or loss together with the expected returns on the schemes’ assets and the increase during the period in the present value of the schemes’ liabilities arising from the passage of time. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior year assumptions underlying the liabilities are recognized in other comprehensive income.

When the benefits of a defined benefit scheme are changed, the related income or expense is recognized immediately in the income statement as a past service cost. Settlements and curtailments trigger immediate recognition of the consequent change in obligations and related assets in the income statement.

Full details of the movements in the assets and liabilities of Fyffes defined benefit pension scheme during the financial years ended December 31, 2013 and 2012 and the assumptions applied are set out in Note 25 of its audited group financial statements included elsewhere in this proxy statement/prospectus.

Property, plant and equipment

Land and buildings are recognized at fair value with the increase in the value of any property reflected in revaluation gains in the statement of comprehensive income. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arm’s length transaction. Significant judgment may be involved in determining the fair value of properties where there are limited comparable transactions. Further details on how these fair values are determined are set out in Note 9 of Fyffes audited group financial statements, included elsewhere in this proxy statement/prospectus.

Biological assets

Certain of Fyffes subsidiaries involved in the production of fresh produce recognize biological assets, which includes agricultural produce due for harvest on plantations. Biological assets are stated at fair value less estimated point of sale costs, with any resultant gain or loss recognized in the income statement. Judgment is involved in estimating the fair value of biological assets and details of the approach taken in this regard are set out in Note 14 of Fyffes audited group financial statements included elsewhere in this proxy statement/prospectus. Point of sale costs include all costs that would be necessary to sell the assets.

Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, joint ventures and associates. In respect of business acquisitions that have occurred between 1 January 2004 and 1 January 2010, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Transaction costs, other than those associated with the issue of debt or equity securities, which Fyffes incurred in connection with business combinations prior to 1 January 2010 were capitalized as part of the cost of the acquisition. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, i.e., original cost less accumulated amortization since acquisition up to December 31, 2003, which represents the amount recorded under Irish GAAP. Fyffes elected under IFRS 1, at the date of transition to IFRS, not to apply IFRS 3, Business Combinations to previous transactions and therefore the reclassification and accounting treatment of business combinations that occurred prior to 1 January 2004 was not reconsidered in preparing Fyffes opening IFRS balance sheet at 1 January 2004. The basis for measurement of goodwill on acquisitions after 1 January 2010 is set out in the accounting policy for business combinations (set out in Fyffes significant accounting policies in the audited group financial statements, included elsewhere in this proxy statement/prospectus). Goodwill is allocated to cash generating units and is not amortized but is tested annually for impairment at a consistent time each year. Impairment testing involves significant judgment and is addressed in a separate accounting policy below. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment.

Provisions

A provision is recognized in the balance sheet when Fyffes has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Fyffes balance sheet at December 31, 2013 includes provisions in respect of deferred contingent acquisition consideration and a legal obligation to the Trustee of the Merchant Navy Officers Pension Fund (MNOPF) in the UK, amounting to an aggregate of €5.6 million (2012: €16.8 million). Full details of these provisions and the movements during 2013 and 2012 are set out in Note 21 of Fyffes audited group financial statements included elsewhere in this proxy statement/prospectus.

EU Competition investigation

In 2008, the European Commission published its Decision following the conclusion of its investigation into the supply of bananas in the Northern European region of the EEA. No adverse findings were made against Fyffes and no fine imposed on it.

At the same time, the European Commission found Fyffes German joint venture, Weichert and Del Monte jointly and severally liable for a fine of €14.7 million for breaches of Article 81 of the Treaty of Rome and Article 53 of the European Economic Area (EEA) Agreement relating to the supply of bananas to the Northern European region of the EEA, in the period 1 January 2000 to December 31, 2002. Fyffes acquired its 80% interest in Weichert from Del Monte on 1 January 2003. The Commission found that Weichert was controlled by Del Monte throughout the period covered by the Decision.

Proceedings in relation to this matter are continuing. Weichert continues to assert that it did not breach EU Competition regulations. Based on legal advice, Weichert provided for a net exceptional charge of €3.7 million in its 2008 accounts in this regard. While Fyffes has no liability in this matter, Fyffes Income Statement in 2008 reflected Fyffes 80% share of the net exceptional charge recognized in Weichert’s accounts, amounting to €2.9 million, on a prudent basis.

Recent IFRS Accounting Pronouncements

The following new standards were adopted by Fyffes for the first time in 2013.

•	IFRS 10 Consolidated Financial Statements (effective 1 January 2013);
•	IFRS 11 Joint Arrangements (effective 1 January 2013);
•	IFRS 12 Disclosure of Interests in Other Entities.
º	IASB also issued IAS 27 Separate Financial Statements (2011), which supersedes IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011), which supersedes IAS 28 (2008) (effective 1 January 2013);
•	Amendments to IAS 1: Presentation of Items of Other Comprehensive Income
•	IFRS 13 Fair Value Measurement
•	IAS 19 Employee Benefits (2011)

•	Amendments to IFRS 7 Financial instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities
•	IFRS 2009 – 2011 Cycle Improvements

The impact of each is set out below.

Amendments to IAS 1: Presentation of Items of Other Comprehensive Income

As a result of the amendments to IAS 1, Fyffes has modified the presentation of items of other comprehensive income in its consolidated Statement of Comprehensive Income, to present separately items that may be reclassified to profit or loss in the future from those that would never be reclassified. Tax impacts have also been so allocated. Comparative information has been re-presented accordingly. The adoption of the Amendment to IAS 1 has no impact on the recognized assets, liabilities and comprehensive income of Fyffes.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. It defines fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date.

In the case of non-financial assets measured at fair value, the requirement is to fair value on a “highest and best use” basis which refers to the maximum value of the asset, considering potential uses that are physically possibly, legally permissible and financially feasible. It also includes various clarifications on the fair value measurement of financial instruments.

IFRS 13 also replaces and expands the disclosure requirements regarding fair value measurements in other IFRS, including IFRS 7 Financial Instruments: Disclosures. Accordingly, Fyffes has included additional disclosures in this regard (see Note 28 of the group financial statements presented elsewhere in this proxy statement/prospectus).

In accordance with the transitional provisions of IFRS 13, Fyffes has applied the new fair value measurement guidance prospectively and has not provided comparative information for the new disclosures. The new standard had no significant impact on the measurement of Fyffes assets and liabilities.

IAS 19 Employee Benefits (2011)

Fyffes adoption of IAS 19 Employee Benefits (2011) changed its basis for determining the income or expense related to defined benefit plans. As a result of the change, Fyffes now determines the net interest expense on the net pension deficit for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net deficit at the beginning of the period.

It then takes into account any changes in the net deficit during the period as a result of contributions and benefit payments. The net interest on the net deficit comprises (i) interest expense on the defined benefit obligation and (ii) interest income on plan assets. Previously, Fyffes determined interest income on plan assets based on their expected long-term rate of return. In addition, IAS 19 (2011) states that only the costs of managing plan assets reduce the return on plan assets, thereby requiring any other administration costs to be treated as an expense within profit or loss.

Consolidation Standards

Regarding IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (2011), which supersedes IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011), which supersedes IAS 28 (2008):

IFRS 10 establishes a new control-based model for consolidation that replaces the existing requirements of both IAS 27 and SIC-12 Consolidation — Special Purpose Entities. Under the new requirements an investor controls an investee when (i) it has exposure to variable returns from that investee, (ii) it has the power over relevant activities of the investee that affect those returns, and (iii) there is a link between that power and those variable returns. The standard includes specific guidance on the question of whether an entity is acting as an agent or principal in its involvement with an investee. Also, it is worth noting that the assessment of control is based on all facts and circumstances and is reassessed if there is an indication that there are change in those facts and circumstances.

IFRS 11 replaces IAS 31 Interests in joint ventures and SIC-13 Jointly-controlled entities — non-monetary contributions by venturers. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. The predecessor standard, IAS 31, focused to a greater extent on the legal form to determine the presence of “jointly controlled entities” (JCEs) which would then have been equity accounted or proportionately consolidated. IFRS 11 may result in some of these JCEs, instead being seen as joint operations which will be subject to (as at present) line-by-line accounting of the underlying assets and liabilities, when additional factors (other than legal form) are taken into account. All investee entities determined under the new criteria to be “joint ventures” will be equity accounted for, with the option for the investor to proportionally consolidate being removed from the new standard.

IFRS 12 sets out more comprehensive disclosures relating the nature, risks and financial effects of interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity or operation.

IAS 27 carries forward the existing accounting and disclosure requirements for separate financial statements; the requirements of IAS 28 and IAS 31 for separate financial statements have been incorporated in IAS 27. IAS 28 previously discussed how to apply equity accounting to associates in consolidated financial statements. The revised IAS 28 continues to include that guidance but it is now extended to also apply that accounting to entities that qualify as joint ventures under IFRS 11.

The application of these new consolidation standards has had no impact in the accounting treatment of Fyffes subsidiaries, associate and joint ventures.

The following new standards were adopted by Fyffes for the first time in the three months ended March 31, 2014.

•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32)
•	Recoverable Amount Disclosures, IAS 36
•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting
•	IFRIC 21 Levies

The application of the above new standards had no impact on the condensed interim financial statements for the three months ended March 31, 2014.

New standards not yet effective

The following new standards were not yet effective for Fyffes 2013 financial statements, but will be applied where relevant, from their effective dates.

•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19);
•	Annual improvements to IFRSs 2010-2012 Cycle;
•	Annual improvements to IFRSs 2011-2013 Cycle.
•	Amendments to IFRS 11: Accounting for acquisitions of interests in Joint Operations
•	IFRS 14: Regulatory Deferral Accounts
•	Amendments to IAS 36 and IAS 38: Clarification of acceptable methods of depreciation and amortisation
•	IFRS 9 Financial Instruments (2009, and subsequent amendments in 2010 and 2013)

Fyffes has not adopted these standards early; instead it will apply them from their effective dates as determined by the IASB. Fyffes is still reviewing the impact of the upcoming standards to determine their impact.

Results of Operations

Fyffes is organized into two operating segments. Fyffes primary segment is Tropical Produce in which Fyffes sources and distributes three product categories — banana, pineapples and melons. Fyffes other segment is Property, through its ownership of a 40% investment in Balmoral, an international property development company. As explained earlier, Fyffes wrote down its investment in Balmoral in 2011 to a negligible value. As a result, while Balmoral continues to trade, Fyffes has not included any share of revenue or profits for Balmoral in its consolidated income statement in the three months ended March 31, 2014 or 2013. The analysis of Revenue and Operating Profit below therefore relates entirely to Fyffes Tropical Produce segment, including comments on Fyffes performance in each of the three product categories.

The key performance measure for Fyffes Tropical Produce segment is Adjusted EBITA. As a result, the commentary under Operating Profit below is based on Adjusted EBITA. A reconciliation of Adjusted EBITA to Fyffes reported Profit before Tax is provided below.

Fyffes may pay transaction bonuses and retention bonuses of $1,000,000 and $300,000 respectively to certain of its employees on completion of the combination. These amounts have not been accrued in Fyffes financial statements for the year ended December 31, 2013 or the three months ended March 31, 2014 as they are contingent upon the closing of the combination and will represent an expense of ChiquitaFyffes post-completion. These payments will not have a material impact on the results of ChiquitaFyffes.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

	Unaudited	Unaudited
	Three months ended March 31,		Increase/ Decrease €’000	Change %
	2014 €’000	2013 €’000
Group revenue	256,675	243,446	13,229	5.4%
Cost of sales	(226,611)	(215,892)	(10,719)	5.0%
Gross profit	30,064	27,554	2,510	9.1%
Distribution costs	(5,840)	(5,734)	(106)	(1.8%)
Administrative expenses	(8,761)	(8,602)	(159)	(1.8%)
Other operating expenses	—	(482)	482	(100.0%)
Other operating income	199	185	14	7.6%
Share of profit of joint ventures after tax	191	401	(210)	(52.4%)
Exceptional charges	(6,185)	—	(6,185)	NM (1)
Operating profit	9,668	13,322	(3,654)	(27.4%)
Net financial expense	(150)	(535)	385	(72.0%)
Profit before tax	9,518	12,787	(3,269)	(25.6%)
Income tax expense	(1,943)	(1,512)	(431)	28.5%
Profit for the period	7,575	11,275	(3,700)	(32.8%)
Non-controlling interests	(25)	(94)	69	73.4%
Profit attributable to equity shareholders	7,550	11,181	(3,631)	(32.5%)
Earnings per share – euro cent
Basic	2.54	3.76	(1.22)	(32.4%)
Diluted	2.49	3.73	(1.24)	(33.2%)

(1)	NM — Percentages not considered meaningful

Revenue

Group revenue, excluding Fyffes share of its joint ventures’ revenue, amounted to €256 million for the three months ended March 31, 2014, an increase of €13 million, or 5.4%, compared to €243 million in the three months ended March 31, 2013. Sales were higher in each of the Group’s product categories, driven mainly by organic volume growth and partly offset by lower average prices in the banana and pineapple categories. Specifically, in the three months ended March 31, 2014 Fyffes banana category revenue increased by €10 million, or 6%, as compared to the three months ended March 31, 2013, primarily due to a 4% organic increase in volumes to 11 million boxes, combined with a positive mix variance due to an increase in sales of higher priced ripened bananas compared to green bananas, partly offset by a reduction in average selling prices of less than 2%. Sales in Fyffes melon category increased by €2 million, or 3%, in the three months ended March 31, 2014, as compared to the three months ended March 31, 2013, primarily due to organic volume growth of 5% and a 3% increase in average selling prices, partly offset by an adverse impact resulting from the translation of U.S. dollar denominated revenues into euro. Finally, sales in Fyffes pineapple category increased by €1 million, or 4%, in the three months ended March 31, 2014, as compared to the three months ended March 31, 2013, primarily due to 12% higher volumes, partly offset by a 7% decrease in average prices. Fyffes has achieved significant organic volume growth in recent years, particularly in the banana and melon categories and remains ambitious to continue this trend. However, there can be no certainty that it will be able to continue this organic volume growth in future years.

Cost of sales

Cost of sales increased by €11 million, or 5.0%, to €227 million in the three months ended March 31, 2014, compared to €216 million in the three months ended March 31, 2013. Gross margin was slightly higher at 11.7% in the three months ended March 31, 2014, compared to 11.3% in the three months ended March 31, 2013. Fruit costs, comprising third party purchases and own production costs (in the case of the pineapple and melon categories) and logistics costs, comprising the costs of chartering dedicated refrigerated ships, hiring space on container ships and bunker fuel, combined represent approximately 90% of Fyffes total cost of sales in the period. Fruit costs accounted for €9 million of the total €11 million increase in cost of sales year on year in the three months ended March 31, 2014, primarily due to organic volume growth in each of Fyffes product categories, combined with a low single digit percentage increase in underlying fruit costs in the banana category. Total logistics costs increased by €2 million in the period due to higher volumes, partly offset by a 5% reduction in fuel costs.

Distribution costs, administrative expenses and exceptional charges

Distribution costs and administrative expenses in three months ended March 31, 2014 increased slightly by 1.8% as compared to the three months ended March 31, 2013. In the three months ended March 31, 2014, Fyffes recognised a €6.2 million exceptional charge in respect of professional fees and related costs incurred to date in connection with its combination with Chiquita Brands International, Inc., including US$0.5 million which became payable to Lazard on signing of the transaction agreement and announcement of the combination on March 10, 2014. Contingent upon consummation of the combination, Fyffes has agreed to pay Lazard an additional US$3.5 million for its services, which will be fully expensed by Fyffes in its pre-acquisition income statement, assuming completion of the combination.

Operating profit

	Three months ended March 31,		Increase/ Decrease €’000	Change %
	2014 €’000	2013 €’000
Reconciliation of Adjusted EBITA
Profit before tax per Income Statement	9,518	12,787	(3,269)	(25.6%)
Adjustments
Group share of tax charge of joint ventures	114	90	24	26.7%
Amortisation of intangible assets	—	482	(482)	(100.0%)
Exceptional charges	6,185	—	6,185	NM (1)
Net financial expense	150	535	(385)	(72.0%)
Net financial expense — share of joint ventures	60	52	8	15.4%
Adjusted EBITA — Tropical Produce Division	16,027	13,946	2,081	14.9%

(1)	NM — Percentages not considered meaningful

Fyffes delivered a strong result in the three months ended March 31, 2014, with Adjusted EBITA up 14.9% to €16 million as compared to the three months ended March 31, 2013, driven mainly by favorable market conditions in the melon category. The key drivers of Fyffes short term performance in its tropical produce operations, and its banana category in particular, are average selling prices, exchange rates and the costs of fruit, shipping and fuel, all of which can result in volatility in period over period profitability.

Fyffes achieved a satisfactory result in the banana category in the three months ended March 31, 2014, with profits slightly lower than the same period in 2013. Fyffes grew its banana volumes organically in the three months ended March 31, 2014 with both new and existing customers. Average selling prices decreased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013, particularly in Continental Europe. In addition, fruit costs were higher period over period, continuing a multi-year trend. The adverse impact of these factors was partly offset by more favourable exchange rates due to the weakening of the U.S. dollar.

Profits were slightly lower in the pineapple category in the period, mainly due to lower average selling prices, particularly in Continental Europe. Costs were similar period over period as Fyffes continues to integrate the pineapple farm acquired in Costa Rica in the three months ended March 31, 2013. As in the banana category, results in the pineapple category benefited from the positive impact of the weaker U.S. dollar and organic volume growth period over period.

Fyffes U.S. melon business performed strongly during the three months ended March 31, 2014, compared to the three months ended March 31, 2013, driven mainly by organic volume growth. Average selling prices were slightly higher period over period, with supply and demand well balanced during the period. This business also achieved further logistical efficiencies in the three months ended March 31, 2014. Translation of the U.S. dollar denominated profits in this category was slightly adversely impacted by the weakening of the U.S. dollar period over period.

Property Segment

Balmoral International Land Holdings plc (“Balmoral”), in which the Group has a 40% shareholding, has not yet reported its final result for 2013 or any interim results for 2014. As a result, the carrying value of Fyffes’ investment in Balmoral remains unchanged at €50,000.

Total operating profit

Total operating profit for the three months ended March 31, 2014, after the exceptional charge of €6.2 million, amortisation charges and joint ventures tax charges, amounted to €9.7 million, compared to €13.3 million in the three months ended March 31, 2013.

Financial expense

Net interest expense in Fyffes subsidiary companies in the three months ended March 31, 2014 amounted to €0.2 million, down €0.4 million as compared to the three months ended March 31, 2013. This reduction reflects lower non-cash discounting charges on Fyffes deferred consideration liabilities and other provisions. Fyffes share of the interest expense in its joint ventures was unchanged at €0.1 million in the period.

Profit before tax

Profit before tax, after the exceptional charge of €6.2 million, amounted to €9.5 million in the three months ended March 31, 2014, compared to €12.8 million in the three months ended March 31, 2013.

Taxation

The provision for income tax in respect of the three months ended March 31, 2014 amounted to €1.9 million, equivalent to a rate of 20.4%, compared to a provision of €1.5 million, or a rate of 11.8%, in the three months ended March 31, 2013. The increase in the tax rate in the three months ended March 31, 2014 is due to no tax benefit being recognised on the €6.2 million exceptional transaction costs expensed in the period. The tax charge for the period based on profits excluding these charges is equivalent to a rate of 12.4% which is based, in accordance with IAS 34, on the estimated tax rate expected to be applied in the full year 2014.

Earnings per share

The calculation of diluted earnings per share is set out below. Diluted earnings per share amounted to €2.49 cent in the first quarter, a decrease of 33.2% as compared to the same period in the prior year. This reduction is mainly due to the €6.2 million exceptional transaction costs recognized in the three months ended March 31, 2014.

	Three months ended 31 March
	2014 €’000	2013 €’000
Calculation of Diluted EPS
Profit before tax	9,518	12,787
Statutory tax charge	(1,943)	(1,512)
Non-controlling interests	(25)	(94)
Earnings for calculation of Diluted EPS	7,550	11,181
Weighted average no. of shares (diluted) (thousands)	302,818	299,889
Diluted EPS – cent	2.49	3.73

Results of Operations

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

	2013 €’000	2012 €’000	Increase/ (Decrease) €’000	Change %
Group revenue	835,753	783,701	52,052	6.6
Cost of sales	(741,223)	(694,578)	(46,645)	(6.7)
Gross profit	94,530	89,123	5,407	6.1
Distribution costs	(26,325)	(25,347)	(978)	(3.9)
Administrative expenses	(38,861)	(36,873)	(1,988)	(5.4)
Other net operating expenses	(932)	(259)	(673)	NM (1)
Share of profit of joint ventures after tax	1,563	640	923	144.2
Share of result of Balmoral International Land Holdings plc	—	—	—	NM (1)
Operating profit	29,975	27,284	2,691	9.9
Net financial expense	(1,296)	(1,158)	(138)	(11.9)
Profit before tax	28,679	26,126	2,553	9.8
Income tax expense	(2,535)	(2,218)	(317)	(14.3)
Profit for the financial year – continuing operations	26,144	23,908	2,236	9.4
Non-controlling interests	(524)	(126)	(398)	NM (1)
Profit attributable to equity shareholders	25,620	23,782	1,838	7.7
Earnings per share – euro cent
Basic	8.61	8.00	0.61	7.6
Diluted	8.51	8.00	0.51	6.4

(1)	NM — Percentages not considered meaningful

Revenue

Group revenue, excluding Fyffes share of its joint ventures’ revenue, amounted to €836 million in the year ended December 31, 2013, an increase of €52 million, or 6.6%, compared to €784 million in the year ended December 31, 2012. The increase in revenue in the year ended December 31, 2013 was driven primarily by further organic growth in Fyffes banana and melon categories combined with higher prices in the banana and pineapple categories mainly as a result of the inflationary impact of higher input costs. Specifically, Fyffes banana category revenue increased by €46 million, or 8%, for the year ended December

31, 2013 as compared to the year ended December 31, 2012, primarily due to a 7% organic increase in volumes to 45 million boxes, combined with a marginal increase in average selling prices of less than 1%. Sales in Fyffes melon category increased by €5 million, or 4%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily due to strong organic volume growth of 18%, partly offset by an 8% reduction in average selling price. Finally, sales in Fyffes pineapple category increased by €1 million, or 2%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily due to a 4% increase in average prices, partly offset by 3% decrease in volumes. Fyffes has achieved significant organic volume growth in recent years, particularly in the banana and melon categories, however, there can be no certainty that it will be able to continue this organic volume growth in future years.

Cost of sales

Cost of sales increased by €47 million, or 6.7%, to €741 million in 2013, compared to €695 million in 2012. Gross margin was marginally lower at 11.3% in 2013, compared to 11.4% in the previous year. Fruit costs, comprising third party purchases and own production costs (in the case of the pineapple and melon categories) and logistics costs, comprising the costs of chartering dedicated refrigerated ships, hiring space on container ships and bunker fuel, combined represent approximately 90% of Fyffes total cost of sales. Fruit costs accounted for €40 million of the total €47 million increase in cost of sales year on year in 2013. This increase was mainly driven by the organic volume growth in each of Fyffes product categories, combined with a mid-single digit percentage increase in underlying fruit costs in the banana category. Total logistics costs increased by €8 million in 2013 again due to higher volumes, partly offset by a 7% reduction in fuel costs and shipping efficiencies achieved.

Distribution costs and administrative expenses

Distribution costs increased by €1 million, or 3.9%, to €26 million in 2013 compared to €25 million in the previous year. There were no individually significant changes in the components of distribution costs in 2013, with the increase mainly due to the higher volumes year on year. Administrative expenses increased by €2 million, or 5.4%, in 2013 to €39 million compared to €37 million in the previous year. Included in administrative expenses in both years are various non-trading charges, including litigation and similar costs. These costs were €4 million lower in 2013 than in 2012. As a result, the underlying increase in administrative expenses in 2013 was €6 million, mainly due to higher compensation costs including incentive payments and pension costs.

Operating profit

Reconciliation of Adjusted EBITA	2013 €’000	2012 €’000	Increase/ (Decrease) €’000	Change %
Profit before tax (above)	28,679	26,126	2,553	9.8
Adjustments
Group share of tax charge of joint ventures	1,091	908	183	20.2
Amortization of intangibles (incl share of joint ventures)	1,333	2,217	(884)	(39.9)
Net financial expense	1,296	1,158	138	11.9
Net financial expense – share of joint ventures	255	133	122	NM	(1)
Adjusted EBITA – Tropical Produce Division	32,654	30,542	2,112	6.9

(1)	NM — Percentages not considered meaningful.

Building on the very strong increase in operating profits achieved in 2012, Fyffes increased its Adjusted EBITA by a further €2.1 million, or 6.9%, in the year ended 31 December 2013 to €32.7 million, compared to €30.5 million in the year ended 31 December 2012. The key drivers of performance in the Group’s tropical produce operations are average selling prices, exchange rates and the costs of fruit, shipping and fuel, all of which can result in variability in year on year profitability. How these factors impacted Fyffes results year on year is covered in the commentary below on the performance of each of its three product categories.

Fyffes achieved a broadly satisfactory performance in the banana category in the year ended 31 December 2013, with profits slightly down on the very strong result in the previous year. The industry experienced further significant inflation in the cost of fruit during 2013, continuing a multi-year pattern. There was also an unfavorable movement in exchange rates year on year, due to the strength of the U.S. dollar particularly relative to Sterling. The impact of these adverse factors was partly offset by lower logistics costs, as a result of the reduction in fuel costs and further shipping efficiencies. In addition, Fyffes achieved further successful organic growth in the banana category in 2013, with new and existing customers. Market conditions were broadly positive during the year ended 31 December 2013, with slightly higher average selling prices driven by the increase in fruit costs and adverse exchange rates.

Fyffes delivered an improved result in the pineapple category in the year ended 31 December 2013. Production costs were higher year on year due to the ongoing work to integrate the farm acquired during the first half of the year which adjoins Fyffes existing pineapple operations in Costa Rica. In addition, as in the banana category, exchange rates had a negative impact on performance in the year. However, market conditions were generally more positive throughout the year due to improved stability in supply volumes. Fyffes own farms accounted for 56% of Fyffes total pineapple volumes in the year.

Fyffes U.S. melon business delivered a satisfactory result in the year ended 31 December 2013. Favorable weather in the production regions during the key import season, in the first half of the year, resulted in improved yields and lower production costs. This also contributed to a significant increase in import volumes, consolidating Fyffes position in this category in the U.S. Average selling prices were down on the very strong prices achieved in the previous year, mainly due to the increase in total import volumes.

Property Segment

Balmoral, in which Fyffes has a 40% shareholding, reported its final results for the year ended 31 December 2012 in August 2013. These showed a further reduction in its net assets, with Fyffes share amounting to €0.4 million. Fyffes wrote down its investment in Balmoral to €50,000 in 2011. As a result, Fyffes did not recognize any further share of Balmoral’s losses as its share of Balmoral’s net assets exceeds this €50,000 carrying value. Balmoral has not yet reported its results for the year ended 31 December 2013.

Total operating profit

Total operating profit for the year ended 31 December 2013, which is the Adjusted EBITA less amortization charges and Fyffes share of joint ventures interest and tax, amounted to €30 million, an increase of €2.7 million, or 9.9% from the prior year.

Financial expense

Net financial expense in the year ended December 31, 2013 amounted to €1.3 million, an increase of €0.1 million, or 11.9%, compared to €1.2 million in the year ended December 31, 2012. Excluding non-cash interest costs of €0.8 million (2012: €0.7 million) relating to the discounting of deferred acquisition consideration and other provisions, cash interest expense amounted to €0.5 million in the year ended December 31, 2013, unchanged from the previous year. Fyffes share of the net financial expense of its joint ventures was €0.3 million in the year ended December 31, 2013, an increase of €0.1 million, compared to €0.1 million in the previous year.

Profit before tax

Profit before tax for the year ended December 31, 2013 amounted to €28.7 million, an increase of €2.6 million, or 9.8%, compared to €26.1 million in the year ended December 31, 2012, reflecting a reduction in amortization charges and the increase in Adjusted EBITA.

Taxation

The provision for income tax in respect of 2013 amounted to €2.5 million, equivalent to a rate of 8.8%, compared to a provision of €2.2 million, equivalent to a rate of 8.5%, in the prior year. A full reconciliation of the tax provision for the three years ended December 31, 2013 to the standard 12.5% corporation tax rate in Ireland is provided in Note 6 of Fyffes audited financial statements included elsewhere in this proxy statement/prospectus. The key movements giving rise to the €0.3 million increase in the tax provision in 2013 included a €0.7 million reduction in the benefit arising from differences in tax rates resulting from a change in the geographic mix of profits year on year, less an incremental €0.4 million credit arising from the finalization of the prior year estimated tax provision net of increases in deferred tax not previously recognized.

Non-controlling interests

The non-controlling interests share of profit after tax for the year ended December 31, 2013 amounted to €0.5 million, an increase of €0.4 million, compared to €0.1 million in the year ended December 31, 2012.

Earnings per share

The calculation of diluted earnings per share is set out below. Diluted earnings per share amounted to €8.51 cents in the year ended December 31, 2013, an increase of 6.4%, compared to the reported €8.00 cents in the year ended December 31, 2012. This increase reflects the 9.8% increase in profit before tax less the impact of the higher tax and non-controlling interests charges and a higher number of shares due to the diluting effect of share options as a result of the increase in Fyffes share price.

Calculation of Diluted EPS	2013 €’000	2012 €’000
Profit before tax	28,679	26,126
Statutory tax charge	(2,535)	(2,218)
Non-controlling interests	(524)	(126)
Earnings for calculation of Diluted EPS	25,620	23,782
Weighted average no. of shares (diluted)	301,078	297,390
Diluted EPS – cent	8.51	8.00

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	2012 €’000	2011 €’000	Increase/ (Decrease) €’000	Change %
Group revenue	783,701	659,045	124,656	18.9
Cost of sales	(694,578)	(593,609)	(100,969)	(17.0)
Gross profit	89,123	65,436	23,687	36.2
Distribution costs	(25,347)	(24,784)	(563)	(2.3)
Administrative expenses	(36,873)	(24,732)	(12,141)	(49.1)
Other net operating expenses	(259)	(275)	16	5.8
Share of profit of joint ventures after tax	640	2,669	(2,029)	(76.0)
Share of result of Balmoral International Land Holdings plc	—	(5,856)	5,856	NM (1)
Operating profit	27,284	12,458	14,826	119.0
Net financial expense	(1,158)	(725)	(433)	(59.7)
Profit before tax	26,126	11,733	14,393	122.7
Income tax expense	(2,218)	(1,088)	(1,130)	(103.9)
Profit for the financial year – continuing operations	23,908	10,645	13,263	124.6
Non-controlling interests	(126)	189	(315)	NM (1)
Profit attributable to equity shareholders	23,782	10,834	12,948	119.5
Earnings per share – euro cent
Basic	8.00	3.36	4.64	138.1
Diluted	8.00	3.36	4.64	138.1

(1)	NM — Percentages not considered meaningful.

Revenue

Group Revenue, excluding Fyffes share of its joint ventures’ revenue, amounted to €784 million for the year ended December 31, 2012, an increase of €125 million, or 18.9%, as compared to €659 million for the year ended December 31, 2011. The strong increase in turnover in the year ended December 31, 2012 was driven by further organic growth in each of Fyffes product categories, combined with price inflation.

Specifically, Fyffes banana category revenue increased by €75 million, or 15%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011, primarily due to a 12% organic increase in volumes to 42 million boxes, combined with a 3% increase in average selling prices. Sales in Fyffes melon category increased by €40 million, or 46%, for the year ended December 31, 2012 as compared to the year ended December 31, 2011, with strong organic volume growth of 20%, combined with a 7% increase in average selling price. Finally, sales in Fyffes pineapple category increased by €10 million, or 16%, in the year ended December 31, 2012 as compared to the year ended December 31, 2011, with volumes 15% higher, combined with a marginal increase in average prices of less than 1%. Fyffes has achieved significant organic volume growth in recent years, particularly in the banana and melon categories, however, there can be no certainty that it will be able to continue this organic volume growth in future years.

Cost of sales

Cost of sales increased by €101 million, or 17%, to €695 million in 2012, compared to €594 million in 2011. The increase in cost of sales was less than the increase in revenue and as a result, gross margin increased to 11.4% in 2012, compared to 9.9% in the previous year. Fruit costs, comprising third party purchases and own production costs (in the case of the pineapple and melon categories) and logistics costs, comprising the costs of chartering dedicated refrigerated ships, hiring space on container ships and bunker fuel, combined represent approximately 90% of Fyffes total cost of sales. Fruit costs accounted for €74 million of the total €101 million increase in cost of sales year on year in 2012. This increase was mainly driven by the significant organic volume growth in each of Fyffes product categories, combined with a low single digit increase in the underlying cost of fruit in the banana category. Total logistics costs increased by €26 million in 2012 again due to higher volumes in each product category, combined with a 7% increase in fuel costs. These increases were partly offset by efficiencies achieved from a change in Fyffes logistics into Europe, where roughly half of Fyffes volumes were switched to a container shipping service commencing in 2012.

Distribution costs and administrative expenses

Distribution costs increased by €0.6 million, or 2.3%, to €25.3 million in 2012 compared to €24.8 million in the previous year. There were no individually significant changes in the components of distribution costs in 2012, with the increase mainly due to the higher volumes noted above. Administrative expenses increased by €12.1 million, or +49%, in 2012 to €36.9 million compared to €24.7 million in the previous year. Included in administrative expenses in both years are various non-trading charges and credits including litigation and similar costs and, in 2011, the recovery of advances to growers which had been provided in earlier years. These items gave rise to incremental net charges of €7.8 million in 2012 compared to 2011. As a result, the underlying increase in administrative expenses in 2012 was €4.3 million, mainly due to higher compensation costs including the impact in administrative costs of the expansion of Fyffes farming activities in the pineapple and melon categories.

Operating profit

	2012 €’000	2011 €’000	Increase/ (Decrease) €’000	Increase/ (Decrease) %
Reconciliation of Adjusted EBITA
Profit before tax (above)	26,126	11,733	14,393	122.7
Adjustments
Share of Balmoral loss and impairment charge	—	5,856	(5,856)	NM (1)
Group share of tax charge of joint ventures	908	949	(41)	(4.3)
Amortization of intangibles (incl share of joint ventures)	2,217	2,939	(722)	(24.6)
Net financial expense	1,158	725	433	59.7
Net financial expense – share of joint ventures	133	228	(95)	(41.7)
Adjusted EBITA – Tropical Produce Division	30,542	22,430	8,112	36.2

(1)	NM — Percentages not considered meaningful.

Fyffes achieved a strong increase in operating profits in the year ended December 31, 2012, driven primarily by further operational efficiencies and organic growth, particularly in the banana category. Adjusted EBITA amounted to €30.5 million for the year ended December 31, 2012, an increase of €8.1 million, or 36.2%, as compared to €22.4 million for the year ended December 31, 2011.

Fyffes performed strongly in the banana category in the year ended December 31, 2012. The industry experienced continued cost inflation in the year, with higher fruit and fuel costs. In addition, there was a significant adverse movement in exchange rates in 2012 due the strength of the U.S. dollar, particularly relative to the euro. The impact of these negative factors was mitigated by the significant operational efficiencies Fyffes achieved in the year, including the reconfiguration of certain parts of its shipping logistics. Fyffes also achieved further organic growth in the banana category in the year ended December 31, 2012, with new and existing customers, reflecting its service level capabilities and relative competitiveness. Market conditions were broadly favorable in 2012, particularly during the second half of the year in the weekly priced Continental market. Higher average selling prices were driven by a number of factors including higher costs, unfavorable exchange rates and supply constraints as a result of weather and other production issues in a number of key growing regions. Fyffes recognized an impairment charge of €2.8 million in 2012 against certain tropical production assets in the banana category.

In the pineapple category, Fyffes reported a small operating profit for the year ended December 31, 2012, slightly down from the previous year. Fyffes made some progress in the category in 2012, with volume growth in the mid-teens in percentage terms, combined with reductions in fruit and shipping costs. However, as in the banana category, exchange rates had a significant adverse impact in the year. In addition, trading conditions were less favorable in the second half of the year due to excess market volumes. Fyffes own pineapple plantations accounted for 42% of Fyffes total pineapple volumes in the year.

Fyffes melon operations delivered a strong underlying trading result in the year ended December 31, 2012, with continued volume growth as a result of the additional production assets acquired in the second half of 2011 and early 2012. Trading conditions were generally favorable in the 2011/12 U.S. import season, due to supply constraints and warmer winter weather. Revenues were strongly ahead as a result of the combination of volume growth, higher average prices and a translation benefit. Operating costs in the category were higher for the year ended December 31, 2012, as a result of increased shipping and fuel costs, with more fruit now being discharged on the West Coast and North East of the U.S., and higher production costs, including labor and depreciation.

Property Segment

Balmoral, in which Fyffes has a 40% stake, had not yet reported its 2012 results at the date of publication of Fyffes results for the year ended December 31, 2012. Fyffes share of Balmoral losses in 2011 amounted to €5.9 million, including an impairment provision to write down the carrying value of its investment to €50,000. Should Balmoral report additional losses, the maximum impact for Fyffes would be a further write down of its investment from €50,000 to €nil. If Balmoral reports profits, Fyffes could consider recognising its share of such profits.

Total operating profit

The total operating profit, which is the Adjusted EBITA of €30.5 million less amortization charges and Fyffes share of joint ventures interest and tax, amounted to €27.3 million for the year ended December 31, 2012, compared to €12.5 million in the previous year (which included the €5.9 million Balmoral losses).

Financial expense

Net financial expense in Fyffes subsidiary companies amounted to €1.2 million for the year ended December 31, 2012, an increase of €0.4 million, or 59.7%, as compared to €0.7 million for the year ended December 31, 2011. Excluding non-cash interest costs of €0.7 million (2011: €1.1 million) relating to the discounting of deferred acquisition consideration and other provisions, cash interest expense amounted to €0.5 million for the year ended December 31, 2012 as compared to interest income of €0.4 million for the year ended December 31, 2011, reflecting lower average cash balances and lower interest rates year on year. Fyffes share of the net financial expense of its joint ventures was €0.1 million for the year ended December 31, 2012, a slight decrease as compared to €0.2 million for the year ended December 31, 2011.

Profit before tax

Profit before tax amounted to €26.1 million for the year ended December 31, 2012, an increase of €14.4 million, or 122.7%, as compared to €11.7 million for the year ended December 31, 2011, mainly reflecting the €8.1 million increase in Adjusted EBITA and the €5.9 million Balmoral losses and impairment charge reported in 2011.

Taxation

The provision for income tax in respect of 2012 amounted to €2.2 million, equivalent to a rate of 8.5%, compared to a provision of €1.1 million, equivalent to a rate of 9.3% in the prior year. A full reconciliation of the tax provision for the three years ended December 31, 2013 to the standard 12.5% corporation tax rate in Ireland is provided in Note 6 of Fyffes audited financial statements included elsewhere in this proxy statement/prospectus. The key movement giving rise to the €1.1 million increase in the tax provision in 2012 included a €1 million reduction in the benefit arising from differences in tax rates resulting from a change in the geographic mix of profits year on year.

Non-controlling interests

The non-controlling interests share of profit after tax amounted to €0.1 million for the year ended December 31, 2012, as compared to a credit of €0.2 for the year ended December 31, 2011.

Earnings per share

Calculation of Diluted EPS	2012 €’000	2011 €’000
Profit before tax	26,126	11,733
Statutory tax charge	(2,218)	(1,088)
Non-controlling interests	(126)	189
Earnings for calculation of Diluted EPS	23,782	10,834
Weighted average no. of shares (diluted)	297,390	322,952
Diluted EPS – cent	8.00	3.36

The calculation of diluted earnings per share is set out above. Diluted earnings per share amounted to €8.00 cents in the year ended December 31, 2012, compared to €3.36 cents in 2011, an increase of 138.1%, reflecting the 122.7% increase in profit before tax, the impact of Balmoral losses and impairment charges in 2011 and the positive impact of the shares repurchased in late 2011.

Liquidity and Capital Resources

Overview

At March 31, 2014 Fyffes had gross cash balances of €13.8 million which were held as short term deposits or in current accounts with a number of banks and in a number of currencies including Euro, Sterling and U.S. dollar. In addition, at March 31, 2014 Fyffes net debt amounted to €21.1 million compared to €29.3 million at March 31, 2013.

At December 31, 2013 Fyffes had gross cash balances of €31 million which were held as short term deposits or in current accounts with a number of banks and in a number of currencies including Euro, Sterling and U.S. Dollar. In addition, at December 31, 2013 Fyffes net cash balances amounted to €0.4 million compared to €8.6 million at December 31, 2012 and net debt of €1.2 million at December 31, 2011.

Fyffes policy is to have adequate committed undrawn facilities available at all times to cover unanticipated financing requirements. At March 31, 2014, Fyffes had in place (i) an approved borrowing facility of up to €50 million, comprising a €35 million five-year revolving credit facility and a €15 million one-year uncommitted revolving loan, (ii) a $9 million one-year term loan, (iii), €19.8 million in cash overdraft facilities and (iv) a receivables financing facility of €11.2 million which is repayable on demand. At March 31, 2014, there were no drawings under the €35 million five-year revolving credit facility, the €15 million one-year uncommitted loan and the $9 million loan were drawn in full and €9.7 million and €7.0 million were drawn under Fyffes overdraft facilities and Fyffes receivables financing facility, respectively.

In addition, at March 31, 2014, Fyffes obligations under its finance leases amounted to €3.4 million. See “Contractual Obligations and Off-Balance Sheet Arrangements” below. Other than its finance lease obligations, virtually all other bank debt and cash balances are subject to variable interest rates.

Fyffes believes that its existing cash balances, committed facilities and the cash expected to be generated through its operating activities will be sufficient to fund its operations for the next year. This assumption could prove to be wrong if other factors, such as unexpectedly difficult trading conditions, adversely impact its ability to generate cash.

Cash Flows

	Unaudited	Unaudited	Audited	Audited	Audited
	Three months ended March 31		Year ended December 31
	2014 €’000	2013 €’000	2013 €’000	2012 €’000	2011 €’000
Cash flows (used in)/from operating activities	(16,047)	(16,483)	27,852	25,112	2,748
Cash flows used in investing activities	(4,855)	(20,624)	(28,561)	(6,829)	(20,463)
Cash flows (used in)/from financing activities	(438)	12,855	(7,194)	(3,638)	(3,180)
Net (decrease)/increase in cash and cash equivalents	(21,340)	(24,252)	(7,903)	14,645	(20,895)

Cash Flow from Operating Activities

Net cash used in operating activities was largely unchanged at €16 million for the three months ended March 31, 2014 and March 31, 2013.

Cash flows from operating activities in the three months ended March 31, 2014 and 2013 mainly comprised Fyffes operating profits, adjusted for non-cash items, including depreciation and amortization, and Fyffes share of profits of joint ventures and associate, less tax and interest payments, pension contributions in excess of the relevant charge in the income statement and movements in working capital. Fyffes invested significantly in working capital in both three month periods (€30 million in each period) reflecting the seasonality of its operations. The three months ended March 31, 2014 also included an adjustment for a non-cash accrual of €6.2 million for estimated professional fees and related costs incurred to date in connection with the proposed merger of Fyffes and Chiquita Brands International, Inc.

Net cash provided from operating activities increased €2.7 million to €27.9 million for the year ended December 31, 2013 compared to €25.1 million for the year ended December 31, 2012 and €2.7 million for the year ended December 31, 2011.

Cash flows from operating activities in the years ended December 31, 2013, 2012 and 2011 mainly comprised Fyffes operating profits, adjusted for non-cash items, including depreciation and amortization, and Fyffes share of profits of joint ventures and associates, less tax and interest payments, pension contributions in excess of the relevant charge in the Income Statement and movements in working capital. Fyffes invested significantly in working capital in 2012 and 2011 (€12.1 million and €17.7 million respectively) to fund the strong organic growth in the business in those years. In 2013, the investment in working capital was largely funded through receivables financing rather than Fyffes own cash resources.

Cash Flow used in Investing Activities

Net cash used in investing activities decreased by €15.8 million to €4.9 million for the three months ended March 31, 2014 compared to €20.6 million for the three months ended March 31, 2013.

Cash flows used in investing activities in the three months ended March 31, 2014 and 2013 mainly comprised the acquisition of property, plant and equipment, deferred acquisition consideration payments, and investment in joint ventures. The significant decrease in cash flows used in investing activities in the three months ended March 31, 2014 compared to the three months ended March 31, 2013 reflected a high level of expenditure in the 2013 period on property, plant and equipment (€4.8 million and €12.8m in 2014 and 2013, respectively), including the purchase of a new pineapple farm in Costa Rica, and deferred consideration (none in 2014 and €7.9m in 2013), including in respect of the purchase of the final 20% of the Sol melon business in the U.S.

Net cash used in investing activities increased €21.7 million to €28.6 million for the year ended December 31, 2013 compared to €6.8 million for the year ended December 31, 2012 and €20.5 million for the year ended December 31, 2011.

Cash flows used in investing activities in the years ended December 31, 2013, 2012 and 2011 mainly comprised the acquisition of property, plant and equipment, deferred acquisition consideration payments, the acquisition of subsidiaries and investment in joint ventures. The significant increase in cash flows used in investing activities in 2013 reflected a high level of expenditure on property, plant and equipment in 2013, amounting to €18.6 million compared to €6.3 million in 2012, including the purchase of a new pineapple farm in Costa Rica. In addition Fyffes made deferred consideration payments of €9.6 million in 2013 including in respect of the purchase of the final 20% of the Sol melon business in the U.S.

Cash flows used in investing activities in 2011 were €13.6 million higher than in 2012 due to deferred consideration payments of €10.4 million in 2011 compared to €1.0 million in 2012 and due to investment of €5.4 million in 2011 in new joint ventures and subsidiaries with no equivalent expenditure in 2012.

Cash Flows used in Financing Activities

Net cash used in financing activities increased €13.3 million to €0.4 million for the three months ended March 31, 2014 compared to €12.9 million provided from financing activities for the three months ended March 31, 2013. Cash flows used in financing activities in the three months ended March 31, 2014 and 2013 mainly comprised drawings on borrowing facilities, which amounted to €13 million in 2013 compared to virtually none in 2014.

Net cash used in financing activities increased €3.6 million to €7.2 million for the year ended December 31, 2013 compared to €3.6 million for the year ended December 31, 2012 and €3.2 million for the year ended December 31, 2011.

Cash flows used in financing activities in the years ended December 31, 2013, 2012 and 2011 mainly comprised dividend payments to Fyffes equity shareholders (€6.2 million, €5.9 million and €5.9 million respectively) and, in 2011, €12.7 million spent on the repurchase of its own stock, less drawings on its borrowing facilities, which amounted to €3 million in 2012 and €16 million in 2011 but a €0.1 million repayment of borrowings in 2013.

Research and Development

Fyffes has no significant research and development activities.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations and Commercial Commitments

The following table presents Fyffes contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by period in millions of Euros
	Total	Less than 1 year	1 – 3 years	4 – 5 years	More than 5 years
Contractual obligations:
Long-term debt Obligations	0.2	0.1	0.1	—	—
Capital (Finance) Lease Obligations	3.1	1.0	2.1	0.1
Operating Lease Obligations	9.7	3.5	4.4	1.6	—
Purchase Obligations	398.4	398.4	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	2.8	—	2.8	—	—
Provisions	5.6	3.5	0.8	0.7	0.6
Total contractual obligations	419.8	406.5	10.2	2.4	0.6

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligations above comprise the cost of third party fruit to be purchased in the year ended December 31, 2014 plus the costs of Fyffes contracted shipping arrangements (with 2014 being the final year of Fyffes existing three year agreements). Fyffes finance lease obligations of €3.1 million relate mainly to shipping containers used in its melon business. Fyffes operating lease obligations relate mainly to leases of properties Fyffes uses in the business. Other long term liabilities mainly relate to amounts payable to former shareholders of certain subsidiary companies. Provisions of €5.6 million comprise, €2.9 million deferred acquisition consideration and a legal obligation of €2.6 million owed to the trustee of the Merchant Navy Officers Pension scheme in the UK. This table does not include Fyffes obligations under the various defined benefit pension schemes it operates for certain employees. Full details in relation to the assets and liabilities of these schemes, which had an aggregate net deficit of €28.2 million at December 31, 2013, are included in Note 25 of the audited group financial statements included elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Other than the operating lease and purchase commitments disclosed in the table above, Fyffes has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Fyffes multinational operations expose it to different financial risks including foreign exchange rate risks, credit risks, liquidity risks and interest rate risks. These market risks may adversely affect Fyffes results of operations and financial condition. Fyffes has a risk management program in place which seeks to limit the impact of these risks on its financial performance as explained below. Fyffes has determined policies for managing these risks in a non-speculative manner. Additional information in relation to these risks, including relevant sensitivity analyses, is provided in Note 28 of the audited group financial statements, presented elsewhere in this proxy statement/prospectus.

Foreign exchange risk

While a significant portion of Fyffes distribution and marketing businesses are based in Eurozone economies, Fyffes also has significant operations in the UK and, as a result, the consolidated balance sheet is exposed to Sterling currency fluctuations. In addition, Fyffes has substantial production and procurement operations in Central and South America and selling and distribution businesses in the U.S. Fyffes has large transactional currency risk as a significant portion of costs, particularly cost of fruit, shipping and fuel, are routinely denominated in U.S. Dollars. Fyffes uses forward foreign exchange contracts and, from time to time, options to hedge some of its U.S. Dollar risk, virtually all currently with a maturity of less than one year from the year end other than a small portion of forward cover in place for 2015. The percentage of estimated future purchases that are hedged can vary at any point in time and depends on prevailing market conditions. These currency risks are monitored by Fyffes Treasury Committee on an ongoing basis and managed as deemed appropriate by utilizing a combination of spot and forward currency contracts and foreign currency options. Fyffes does not enter into spot or forward contracts on a speculative basis.

At March 31, 2014, Fyffes had forward currency purchase contracts in place representing 75% of its forecast U.S. dollar purchases for the remainder of 2014 and 0.8% for 2015. At December 31, 2013, Fyffes had forward currency purchase contracts in place representing 49% (2012: 29%) of its forecasted U.S. Dollar purchases for 2014 and 0.5% for 2015. These hedging contracts were marked to market at each period end, and were included in Fyffes balance sheet at that date.

Hedging Instruments

Fyffes carries hedging instruments at fair value on its consolidated balance sheets. The fair value of the currency hedge portfolio was a net liability of €3.9 million and €2.0 million at December 31, 2013 and 2012, respectively (including net liabilities of €0.2 million at December 31, 2012 related to the fair value of bunker fuel forward contracts) and a net liability of €3.6 million at March 31, 2014. A hypothetical 10% increase in the euro currency rates would have resulted in a decline in fair value of the currency hedge portfolio of approximately €21.3 million at December 31, 2013 and approximately €23.6 million at March 31, 2014. However, Fyffes expects that any loss on these hedges would be offset by a decrease in the euro realization of the underlying dollar denominated costs. More details on our approach to hedging its currency risks and the accounting treatment applied in respect of these financial instruments are set out in Note 28 of the audited group financial statements, presented elsewhere in this proxy statement/prospectus.

Credit and liquidity risk

Fyffes has detailed procedures for monitoring and managing the credit risk related to its trade receivables, including the use of credit limits, together with weekly reporting and review by senior management of all trade receivables. There is no significant concentration of risk in a small number of customers and its bad debt experience is relatively good. Cash and short term bank deposits are usually invested with institutions of the highest credit rating, or state guaranteed institutions, with limits on amounts held with individual banks or institutions at any one time. It is also Fyffes policy to have adequate committed undrawn facilities available at all times to cover unanticipated financing requirements. The maximum exposure to credit risk is represented by the carrying amount of the financial assets on Fyffes balance sheet. An aging of Fyffes trade and other receivables and related impairment provisions is set out in Note 28 of the group financial statements presented elsewhere in this proxy statement/prospectus.

Interest rate risk

Fyffes balance sheet contains both interest bearing assets and interest bearing liabilities. At December 31, 2013, Fyffes had gross cash balances of €31 million (2012: €38.4 million and 2011: €25.4 million) and gross debt of €30.6 million (2012: €29.8 million and 2011: €26.6 million). At March 31, 2014, Fyffes had gross cash balances of €13.8 million and gross debt of €34.8 million. In general, Fyffes approach to managing interest rate exposure is to maintain the majority of cash, short term bank deposits and interest bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements while being able to benefit from opportunities due to movements in longer term rates. More details of the interest rate profile of Fyffes interest bearing financial instruments and a related sensitivity analysis are set out in Note 28 of the group financial statements presented elsewhere in this proxy statement/prospectus. Further details on Fyffes debt instruments, including a sensitivity analysis, are set out below.

Debt Instruments

Fyffes had floating rate debt of €27.4 million and €26.7 million at December 31, 2013 and 2012, respectively and €31.4 million at March 31, 2014. Fyffes had floating rate cash and cash equivalents of €31.0 million and €38.4 million at December 31, 2013 and 2012, respectively and €13.8 million at March 31, 2014. If these balances were constant through-out the respective periods a 0.50% increase in interest rates would have resulted in no material change in pre-tax income for the year ended December 31, 2013 or for the three months ended March 31, 2014.

SELECTED HISTORICAL FINANCIAL DATA OF CHIQUITA

Chiquita is providing you with the following financial information to assist you in your analysis of the financial aspects of the merger and the scheme. Chiquita derived the financial information as of and for the fiscal years ended December 31, 2009 through December 31, 2013 from its historical audited financial statements for the fiscal years then ended and for the quarters ended March 31, 2014 and 2013 from its historical unaudited financial statements for the periods then ended. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of Chiquita and the related notes, as well as the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual report on Form 10-K for the year ended December 31, 2013 and the quarterly report on Form 10-Q for the quarter ended March 31, 2014 that Chiquita previously filed with the SEC and that are incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future. For more information, see the section entitled “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus.

	Year Ended December 31,					Quarter Ended March 31 (Unaudited)
(in millions, except per share amounts)	2013	2012	2011	2010	2009	2014	2013
FINANCIAL CONDITION
Working capital	$221	$200	$321	$397	$355	$197	$289
Capital expenditures	49	53	76	66	68	11	10
Total assets	1,659	1,698	1,938	2,067	2,045	1,666	1,735
Capitalization:
Short-term debt	2	65	17	20	18	4	2
Long-term debt	629	541	556	614	638	635	612
Shareholders’ equity	374	370	800	740	660	351	388
OPERATIONS
Net sales	$3,057	$3,078	$3,139	$3,227	$3,470	$762	$774
Operating income (loss)(1)	50	(254)	34	108	147	1	25
Income (loss) from continuing operations(1)	(16)	(403)	57	61	91	(25)	2
(Loss) income from discontinued operations, net of income tax	—	(2)	—	(3)	(1)	—	—
Net income (loss)(1)	(16)	(405)	57	57	90	(25)	2
SHARE DATA
Shares used to calculate net income (loss) per common share – diluted	46.6	46.1	46.3	45.9	45.2	46.9	47.0
Net income (loss) per common share – diluted:
Continuing operations	$(0.34)	$(8.75)	$1.23	$1.32	$2.02	$(0.53)	$0.05
Discontinued operations	—	(0.04)	—	(0.07)	(0.02)	—	—
	$(0.34)	$(8.79)	$1.23	$1.25	$2.00	$(0.53)	$0.05
Dividends declared per common share	$—	$—	$—	$—	$—	$—	$—

(1)	2012 includes $180 million ($171 million after-tax) of goodwill and trademark impairment in the Salads and Healthy Snacks segment. 2012 also includes $130 million of income tax expense related to establishing a valuation allowance for U.S. deferred tax assets. 2011 includes an $87 million income tax benefit for releasing valuation allowances for U.S. deferred tax assets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)

Introduction

The following unaudited pro forma condensed combined financial information is presented to illustrate the proposed combination of Fyffes and Chiquita (the “combination”), which was announced on March 10, 2014. As a result, each of Chiquita and Fyffes will be a subsidiary of ChiquitaFyffes Limited, a newly formed holding company. The unaudited pro forma condensed combined balance sheet as of March 31, 2014 and the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2014 and the year ended December 31, 2013 are based upon, derived from, and should be read in conjunction with the historical audited and unaudited financial statements of Chiquita, which are available in Chiquita’s Form 10-Q for the three months ended March 31, 2014 and Form 10-K for the year ended December 31, 2013, respectively, and incorporated by reference in this proxy statement/prospectus and the historical audited and unaudited financial statements of Fyffes for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively, included in this proxy statement/prospectus. Chiquita’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, Fyffes historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Fyffes historical audited and unaudited financial statements were reconciled to U.S. GAAP and these IFRS to U.S. GAAP adjustments are reflected in the “U.S. GAAP” adjustments column below and discussed in the accompanying notes. For pro forma purposes, Fyffes historical audited and unaudited financial statements, IFRS to U.S. GAAP and pro forma adjustments were translated from euros to U.S. dollars using the period-end rate of $1.3744 per euro for the unaudited condensed combined balance sheet as of March 31, 2014 and the weighted average of the monthly average rates, during the three months ended March 31, 2014 and the year ended December 31, 2013, of $1.3812 per euro and $1.3304 per euro, respectively, for the unaudited condensed combined statements of income.

The historical audited and unaudited financial statements of Chiquita and Fyffes have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of income, expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the combination as if it occurred on March 31, 2014 and the unaudited condensed combined statements of income give effect to the combination as if it happened on January 1, 2013.

The combination of Fyffes and Chiquita will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations” (“ASC 805”), with Chiquita selected as the accounting acquirer under this guidance. Refer to Note 3 for further details surrounding the combination.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Fyffes identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market based assumptions were used which will be updated upon completion of the combination. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary review of IFRS to U.S. GAAP differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the combination, management will conduct a final review. As a result of that review, management may identify differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the date indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that ChiquitaFyffes will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statements of income do not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related costs.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited and unaudited consolidated financial statements of both Chiquita and Fyffes.

ChiquitaFyffes Limited

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2014

		Fyffes
	Historic Chiquita	Historic euro, IFRS IASB	US GAAP Adjustments euro,	Notes – 4(A)	Historic US GAAP, euro	Historic US GAAP, US$	Pro Forma Adjustments	Notes – 4(B)	Pro Forma Combined
ASSETS
Current Assets
Cash and equivalents	$26,824	13,768			13,768	$18,923	$—		$45,747
Trade receivables, less allowance	278,167	110,692			110,692	152,135	(21,410)	(1), (2), (3)	408,892
Other receivables, net	59,296	—			—	—	12,027	(2), (3)	71,323
Inventories	212,394	42,980	7,333	(1)	50,313	69,150	1,198	(1)	282,742
Biological Assets	—	7,333	(7,333)	(1)	—	—	—		—
Prepaid expenses	46,094	—			—	—	8,110	(2)	54,204
Other current assets	6,722	868	1,828	(2)	2,696	3,705	—		10,427
Total Current Assets	629,497	175,641	1,828		177,469	243,913	(75)		873,335
Property, plant & equipment, net	398,720	81,943			81,943	112,622	1,648	(1)	512,990
Investments and other assets, net	109,368	54,806	(1,873)	(2)	52,933	72,751	—		182,119
Trademarks	426,085	2,040			2,040	2,804	38,566	(1)	467,455
Goodwill	18,095	18,936	(927)	(3)	18,009	24,752	213,887	(1)	256,734
Other intangible assets, net	84,571	—			—	—	50,766	(1)	135,337
Total Assets	$1,666,336	333,366	(972)		332,394	$456,842	$304,792		$2,427,970
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Current portion of long-term debt and capital lease obligations	$4,169	32,406			32,406	$44,539	$—		$48,708
Accounts payable	276,557	86,718			86,718	119,185	(48,749)	(2), (3)	346,993
Accrued liabilities	151,482	9,793	372	(2)	10,165	13,971	63,707	(1), (2), (3)	229,160
Total Current Liabilities	432,208	128,917	372		129,289	177,695	14,958		624,861
Long-term debt and capital lease obligations, net of current portion	635,104	2,423			2,423	3,330	—		638,434
Accrued pension & other employee benefits	78,502	31,001			31,001	42,608	—		121,110
Deferred tax liabilities	105,977	3,246	(417)	(2)	2,829	3,888	11,372	(1)	121,237
Deferred gain – sale of shipping fleet	2,757	—			—	—	—		2,757
Other liabilities	60,291	15,057			15,057	20,694	—		80,985
Total liabilities	1,314,839	180,644	(45)		180,599	248,215	26,330		1,589,384
Shareholders’ Equity
Common stock	469	19,544			19,544	26,861	(26,382)	(1)	948
Capital surplus	841,293	99,105			99,105	136,210	356,106	(1)	1,333,609
Accumulated earnings (deficit)	(464,514)	32,709	(927)	(3)	31,782	43,681	(51,262)	(1)	(472,095)
Accumulated other comprehensive loss	(25,751)	—			—	—	—		(25,751)
	351,497	151,358	(927)		150,431	206,752	278,462		836,711
Non-controlling interest	—	1,364	—		1,364	1,875	—		1,875
Total Shareholders’ Equity	351,497	152,722	(927)		151,795	208,627	278,462		838,586
Total liabilities and shareholders’ equity	$1,666,336	333,366	(972)		332,394	$456,842	$304,792		$2,427,970

ChiquitaFyffes Limited

Unaudited Pro Forma Condensed Combined Statement of Operations
For the three months ended March 31, 2014

		Fyffes
(in thousands, except per share data)	Historic Chiquita	Historic euro, IFRS IASB	US GAAP Adjustments euro,	Notes – 5(A)	Historic US GAAP, euro	Historic US GAAP, US$	Pro Forma Adjustments	Notes – 5(B)	Pro Forma Combined
Net Sales	$761,990	256,675	—		256,675	$354,520	$(3,577)	(5)	$1,112,933
Cost of Sales	(685,252)	(226,611)	(2,595)	(1), (2)	(229,206)	(316,579)	3,577	(5)	(998,254)
Combination costs	—	(6,185)	—		(6,185)	(8,543)	8,543	(1)	—
Distribution	—	(5,840)	5,840	(1)	—	—	—		—
SG&A	(59,850)	—	(10,008)	(1), (2)	(10,008)	(13,823)	5,311	(1), (2)	(68,362)
Administration	—	(8,761)	8,761	(1)	—	—	—		—
Depreciation	(13,499)	—	(1,775)	(1)	(1,775)	(2,452)	(59)	(3)	(16,010)
Amortization	(2,341)	—	—		—	—	(1,688)	(3)	(4,029)
Equity in earnings of investees	—	191	—		191	264	—		264
Relocation and restructuring	(460)	—	—		—	—	—		(460)
Recovery of grower receivables, net	—	—	—		—	—	—		—
Other operating income/(expense), net	—	199	(199)	(1)	—	—	—		—
Operating income (loss)	588	9,668	24		9,692	13,387	12,107		26,082
Interest income	664	—	46	(1)	46	64	—		728
Interest expense	(15,468)	—	(142)	(1)	(142)	(196)	—		(15,664)
Financial Expense, net	—	(150)	150	(1)	—	—	—		—
Loss on debt extinguishment	(521)	—	—		—	—	—		(521)
Other income (expense), net	(3,894)	—	(54)	(1)	(54)	(75)	75	(4)	(3,894)
Income (loss) from continuing operations before income taxes	(18,631)	9,518	24		9,542	13,180	12,182		6,731
Income taxes	(5,972)	(1,943)	(2)	(2)	(1,945)	(2,686)	249	(2), (3)	(8,409)
Net income (loss)	(24,603)	7,575	22		7,597	10,494	12,431		(1,678)
Net earnings attributable to noncontrolling interests	—	25	—		25	35	—		35
Net earnings (loss) attributable to common shareholders	$(24,603)	7,550	22		7,572	$10,459	$12,431		$(1,713)
Weighted-average number of common shares outstanding
Basic	46,850	297,660			297,660			8	93,493
Diluted	46,850	302,818			302,818			8	93,493
Net earnings attributable to common shareholders, per common share
Basic	$(0.53)	0.03			0.03				$(0.02)
Diluted	$(0.53)	0.02			0.03				$(0.02)

ChiquitaFyffes Limited

Unaudited Pro Forma Condensed Combined Statement of Income
For the year ended December 31, 2013

		Fyffes
(in thousands, except per share data)	Historic Chiquita	Historic euro, IFRS IASB	US GAAP Adjustments euro,	Notes – 6(A)	Historic US GAAP, euro	Historic US GAAP, US$	Pro Forma Adjustments	Notes – 6(B)	Pro Forma Combined
Net Sales	$3,057,482	835,753	—		835,753	$1,111,886	$(13,653)	(5)	$4,155,715
Cost of Sales	(2,708,428)	(741,223)	(14,006)	(1), (2)	(755,229)	(1,004,757)	12,346	(1), (5)	(3,700,839)
Distribution	—	(26,325)	26,325	(1)	—	—	—		—
SG&A	(234,773)	—	(46,621)	(1), (2)	(46,621)	(62,025)	(2,286)	(2)	(299,084)
Administration	—	(38,861)	38,861	(1)	—	—	—		—
Depreciation	(55,915)	—	(7,362)	(1)	(7,362)	(9,794)	(227)	(3)	(65,936)

Amortization	(9,366)	—	(1,333)	(1)	(1,333)	(1,773)	(6,503)	(3)	(17,642)
Equity in earnings of investees	258	1,563			1,563	2,079	—		2,337
Relocation and restructuring	(480)	—			—		—		(480)
Recovery of grower receivables, net	1,067	—			—		—		1,067
Other operating income/(expense), net	—	(932)	932	(1)	—	—	—		—
Operating income (loss)	49,845	29,975	(3,204)		26,771	35,616	(10,323)		75,138
Interest income	2,856	—	96	(1)	96	128	—		2,984
Interest expense	(61,144)	—	(788)	(1)	(788)	(1,048)	—		(62,192)
Financial Expense, net	—	(1,296)	1,296	(1)	—	—	—		—
Loss on debt extinguishment	(6,275)	—			—	—	—		(6,275)
Other income (expense), net	3,522	—	(1,531)	(1), (2)	(1,531)	(2,037)	1,057	(4)	2,542
Income (loss) from continuing operations before income taxes	(11,196)	28,679	(4,131)		24,548	32,659	(9,266)		12,197
Income taxes	(4,619)	(2,535)	(461)	(2)	(2,996)	(3,985)	1,122	(1), (2), (3)	(7,482)
Net income (loss)	(15,815)	26,144	(4,592)		21,552	28,674	(8,144)		4,715
Net earnings attributable to noncontrolling interests	—	524	—		524	697	—		697
Net earnings attributable to common shareholders	$(15,815)	25,620	(4,592)		21,028	$27,977	$(8,144)		$4,018
Weighted-average number of common shares outstanding
Basic	46,577	297,554			297,554			8	93,204
Diluted	46,577	301,078			301,078			8	94,465
Net earnings attributable to common shareholders, per common share
Basic	$(0.34)	0.09			0.07				$0.04
Diluted	$(0.34)	0.09			0.07				$0.04

1. Description of Transaction

As described more fully elsewhere in this proxy statement/prospectus, on March 10, 2014, Chiquita, Fyffes, ChiquitaFyffes, Delaware Sub and Merger Sub entered into a transaction agreement, pursuant to which Chiquita will combine with Fyffes (the “combination”). Pursuant to the combination, Fyffes will become a wholly owned subsidiary of ChiquitaFyffes by means of the scheme and, immediately following implementation of the scheme, Merger Sub will merge with and into Chiquita pursuant to the merger, with Chiquita surviving the merger as an indirect wholly owned subsidiary of ChiquitaFyffes. Under the terms of the transaction agreement, Fyffes shareholders will receive 0.1567 of a ChiquitaFyffes ordinary share for each Fyffes share they hold and, upon completion of the combination, will own approximately 49.3% of ChiquitaFyffes ordinary shares, on a fully diluted basis. Chiquita shareholders will also become shareholders of ChiquitaFyffes and receive one ChiquitaFyffes ordinary share for each Chiquita share that they hold and, upon completion of the combination, will own approximately 50.7% of ChiquitaFyffes ordinary shares, on a fully diluted basis. See “The Combination” beginning on page 59.

The combination values the entire issued and to be issued share capital of Fyffes at approximately $492,795 (€364,316) at a closing share price of $10.29 on July 22, 2014 (the most practicable date used for preparation of the pro forma condensed combined financial information) and an exchange rate of $1.3527 per euro. The value of the consideration that Fyffes shareholders will receive when the combination is completed will ultimately be based on the closing date share price of Chiquita stock on the closing date of the combination, and could materially change.

2. Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management has performed a preliminary review and comparison of Fyffes IFRS accounting policies with Chiquita’s U.S. GAAP accounting policies. Identified differences to date are reflected in the unaudited pro forma condensed combined financial information and notes hereto. Following the consummation of the combination, management will conduct a final review of Fyffes accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of Fyffes statement of income or reclassification of assets or liabilities to conform to Chiquita’s accounting policies and classifications or are required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

3. Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Chiquita and Fyffes. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (“ASC 820”). Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company’s future consolidated financial statements.

ASC 805 requires that an accounting acquirer be identified and in the combination, Chiquita was selected as the accounting acquirer. This determination was based on the ownership percentages of ChiquitaFyffes described above, as well as an evaluation of the other factors provided for in ASC 805, the most determinative factors supporting the preliminary conclusion being the terms of the exchange of equity interests, with Chiquita paying a premium over the precombination fair value of Fyffes and the relative size (total revenues, total assets, equity market cap and total EBITDA) of Chiquita compared to Fyffes. ChiquitaFyffes was not selected as the accounting acquirer since it has not conducted any activities other than those incident to its formation, the execution of the transaction agreement and the preparation of various filings made in connection with the proposed combination.

The date of the transaction agreement is March 10, 2014. For pro forma purposes, the valuation of consideration transferred is based on the outstanding common shares of Fyffes, plus stock options expected to vest on or before the closing date, Chiquita’s closing share price of $10.29 on July 22, 2014, the most practicable date used for preparation of the pro forma condensed combined financial information. The value of the consideration that Fyffes shareholders will receive when the combination is completed will ultimately be based on the closing date share price of Chiquita stock on the final date of the combination, which could materially change.

The following table represents the preliminary purchase price calculation (in thousands, except price per share and ratio data, total amounts may not recalculate due to rounding):

Fyffes outstanding common shares	297,660
Fyffes fully vested stock options	7,960
Fyffes outstanding shares, plus vested stock options	305,620
Exchange ratio	0.1567
ChiquitaFyffes exchanged common stock issued to Fyffes shareholders’	47,891
Price per share	$10.29
Total estimated purchase consideration	$492,795

In addition to the 7,960 fully vested Fyffes stock options in the table above, there are a further 3,864 Fyffes stock options which pre-combination would have vested on October 2, 2015 if certain performance conditions were met. For pro forma financial information purposes only, it is assumed that the original performance condition would not be met prior to the close of the combination. As a result, no fair value has been attributed to these options in the estimated purchase consideration in accordance with ASC 718, “Compensation — Stock Compensation” since the performance condition is not expected to be met prior to the combination. However, in accordance with the transaction agreement, at the closing of the combination at the discretion of Chiquita and Fyffes, these stock options will be converted into ChiquitaFyffes options, the performance-based condition in respect of these options will be deemed satisfied and such options will remain subject to any outstanding time-based vesting. As such, these stock options will be accounted for as compensation expense of ChiquitaFyffes post-combination. Pro forma compensation expense adjustments of $42 and $375 have been recorded in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2014 and the unaudited for pro forma condensed combined statement of income for the year ended December 31, 2013, respectively (See footnote 5(B)(2)). These unvested options are expected to result in the issue of a further 605 ChiquitaFyffes shares when vested based on the exchange ratio above. This is subject to change based upon the ultimate timing of the combination closing date. If the closing of the combination was beyond the performance condition date and the conditions were met, this would result in additional purchase consideration of approximately $6,225 (and corresponding increase in Goodwill) for a total purchase consideration of $499,020.

To the extent necessary to minimize the risk that the combination could constitute a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options, related to the fully vested stock options as is necessary to prevent that from occurring. In the event of any such cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes. This will not impact the estimated purchase price consideration as the fully vested stock options are reflected as outstanding shares. However, this may require cash payments if it is necessary to cancel a portion of the Fyffes stock options in accordance with this scheme. At this time it is not possible to estimate the potential number of cancellations, if any, and cash payments, therefore, no adjustment has been reflected in the unaudited pro forma condensed combined balance sheet.

The following provides sensitivities to changes in the purchase price due to changes in Chiquita’s share price (total amounts may not recalculate due to rounding):

(in thousands except per share data)	Price per Chiquita Share	Fyffes Exchanged Shares	Total Purchase Price Consideration
July 22, 2014	10.29	47,891	492,795
Decrease of 10%	9.26	47,891	443,467
Increase of 10%	11.32	47,891	542,122

The following represents the calculation of goodwill and the allocation of the total purchase price based on management’s preliminary valuation (in thousands, total amounts may not recalculate due to rounding):

Total estimated purchase price consideration	$492,795
Fair value of non-controlling interest	1,875
494,670
Fair value of net assets acquired and liabilities assumed	256,031
Goodwill	$238,639
Current assets	245,112
Property, plant and equipment	114,270
Investments in joint ventures	72,751
Trademarks	41,370
Customer relationships	50,766
Current liabilities	(186,345)
Non-current liabilities	(81,893)
Fair value of net assets acquired and liabilities assumed	256,031
Goodwill	238,639
Non-controlling interests	(1,875)
Total estimated purchase price consideration	$492,795

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of March 31, 2014

(A) Adjustments and reclassifications from IFRS to U.S. GAAP

Fyffes historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Therefore, the following adjustments and reclassifications were reflected to convert the balance sheet from IFRS to U.S. GAAP.

(1)	Inventories/Biological assets — Biological assets represent agricultural produce due for harvest on farms. Certain of Fyffes subsidiaries are involved in the production of fresh produce (melons and pineapples) and the biological assets include the agricultural produce due for harvest on the various plantations. In accordance with IFRS, biological assets are carried at fair value and classified as biological assets on the balance sheet. Once the produce is harvested, it is classified as inventory. Under U.S. GAAP biological assets are referred to as growing crops and classified as inventory and carried at the lower of cost or market. Biological assets of $10,078 (7,333 euro) have been reclassified to inventory to conform to U.S. GAAP classification.

Additionally, at March 31, 2014 Fyffes recorded a write-down of inventory to market value which is appropriate under U.S. GAAP, therefore, no IFRS to U.S. GAAP adjustment was necessary.

(2)	Deferred taxes — All deferred tax balances are presented as non–current in Fyffes historical IFRS financial statements. U.S. GAAP requires that deferred tax balances be presented as current and non-current, and also requires deferred income tax assets and liabilities to be netted on an individual jurisdiction basis, which is not required under IFRS. As a result, certain reclassifications have been made to conform to U.S. GAAP presentation.

(3)	Goodwill — During 2013 Fyffes recorded $1,233 (927 euro) as an increase to goodwill and the associated deferred contingent consideration liability in connection with a previous acquisition. Under U.S. GAAP this adjustment would have been recorded as an expense in the statement of income and an increase in the contingent consideration liability. As such, an IFRS to U.S. GAAP adjustment has been reflected to reduce goodwill.

(B) Pro Forma Adjustments

The following table and subsequent notes describe the pro forma adjustments, reclassifications made to Fyffes’ historical financial statements to conform to Chiquita’s classification and presentation and the elimination of historical transactions between Chiquita and Fyffes.

	Pro Forma
(amounts in thousands US$, total amounts may not recalculate due to rounding)	Adjustments(1)		Reclassifications(2)		Eliminations(3)	Total
ASSETS
Current Assets
Trade receivables, less allowance	$—	(g)	$(20,242	)(a)	$(1,169)	$(21,410)
Other receivables, net	—		12,131	(a)	(105)	12,027
Inventories	1,198	(a)	—		—	1,198
Biological assets	—		—		—	—
Prepaid expenses	—		8,110	(a)	—	8,110
Total Current Assets	1,198		—		(1,273)	(75)
Property, plant & equipment, net	1,648	(b)	—		—	1,648
Trademarks	38,566	(c)	—		—	38,566
Goodwill	213,887	(d)	—		—	213,887
Other intangible assets, net	50,766	(c)	—		—	50,766
Total Assets	$306,065		$—		$(1,273)	$304,792
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$—		$(47,580	)(b)	$(1,169)	$(48,749)
Accrued liabilities	16,231(a),(e)		47,580	(b)	(105)	63,707
Total Current Liabilities	16,231		—		(1,273)	14,958
Deferred tax liabilities	11,372(b),(c)		—		—	11,372
Total Liabilities	27,603		—		(1,273)	26,330
Shareholders' Equity
Common stock	(26,382	)(f)	—		—	(26,382)
Capital surplus	356,106	(f)	—		—	356,106
Accumulated Earnings (deficit)	(51,262)(e),(f)		—		—	(51,262)
Total Shareholders’ Equity	278,462		—		—	278,462
Total Liabilities and Shareholders’ Equity	$306,065		$—		$(1,273)	$304,792

(1)	Pro Forma Adjustments
(a)	Inventories — To estimate the fair value of inventory, estimates of selling price, less cost to sell were considered, which resulted in a fair value adjustment to inventories of $1,198. Deferred tax liabilities of $150 were recognized in accrued liabilities in connection with the inventory fair value adjustment, based on an applicable statutory tax rate of 12.5%.
(b)	Property, plant and equipment — Under IFRS and Fyffes accounting policy, land and buildings are recognized at fair value, less depreciation and plant and equipment are stated at cost less depreciation. Fyffes has not taken any fair value adjustments to its land and buildings all which have been acquired in the relatively recent past, therefore, no IFRS to U.S. GAAP adjustments were required. The basis on which Fyffes determined the fair value of its property assets is set out in detail in note 9 of its audited financial statements which are included in this proxy statement/prospectus (pages F-27 to F-29). The estimated fair value of property, plant and equipment of Fyffes is $114,270, which reflects a fair value adjustment of $1,648, primarily in respect of plant and equipment. These estimated fair values for plant and equipment, were based upon depreciated replacement cost methodology, are considered preliminary and are subject to change upon completion of our valuation process. Depreciated replacement cost for the major items of plant and equipment was estimated by reference to recent comparable purchases of similar equipment, adjusted to reflect the remaining useful lives of the existing assets. Management has initially estimated the useful lives of 5 – 30 years for cultivations, 10 – 40 years for buildings and improvements and 3 – 15 years for machinery and equipment. Deferred tax liabilities of $206 were recognized in connection with the fair value adjustment, based on an applicable statutory tax rate of 12.5%.
(c)	Intangible assets — Reflects the fair value adjustments related to identifiable intangible assets, which included the Fyffes historical trademarks value of $2,804 and the trademark fair market value adjustment of $38,566 for a total fair value of $41,370 and customer relationships of $50,766 (Other intangible assets, net). The Fyffes trademarks represent an indefinite lived intangible asset and are not amortized but tested for impairment on an annual basis. The estimated fair value of the Fyffes trademarks were prepared using an income valuation approach and the relief-from-royalty method, which utilizes assumptions related to revenue growth rate, profit margins by product category and geographic location discount rate and royalty rate.

The estimated fair value of the customer relationships was prepared using an income valuation approach and a multi-period excess earnings method, which utilizes assumptions related to earnings growth rate, profit margins by product category and geographic location and discount rate. Management has estimated the useful life of the customer relationships at 6 – 10 years based on a preliminary review of the actual rates of turnover in customer relationships in each of its product categories and geographic locations. Additionally, deferred tax liabilities of $11,166 were recorded in connection with the fair value adjustments, based on an applicable statutory tax rate of 12.5%.

The preliminary fair value estimates and assumptions may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Additionally, certain of the information surrounding these items is still considered confidential by Fyffes due to the regulatory approval processes.

(d)	Goodwill pro forma adjustment represents a net adjustment which eliminates Fyffes historical goodwill of $24,752 and records an adjustment of $238,639 for the total goodwill related to the excess purchase price over the fair value of net tangible and identifiable intangible assets acquired and liabilities assumed of $256,031. Goodwill is not amortized; rather it will be tested for impairment on an annual basis.

Goodwill recognized is primarily attributable to the anticipated synergies from the Combination that is expected to provide annualized recurring synergies of at least $40 million by the end of 2016. These recurring annual synergies are anticipated to comprise potential operational efficiencies in the areas of fruit utilization, shipping, port operations, packaging and procurement and potential synergies in the areas of public company expenses, integration of senior management and administration. We expect that goodwill will not be deductible for income tax purposes.

(e)	Accrued liabilities — Combination related transaction costs — Reflects the recording of estimated combination-related transaction costs of $30,500, less amounts accrued on Chiquita’s ($5,919) and Fyffes ($8,501) March 31, 2014 balance sheets, for a remaining pro forma total adjustment of $16,081. The $16,081 is comprised of $8,500 for Fyffes, which is reflected as a purchase price adjustment and allocation and $7,581 for Chiquita, which is reflected as an offsetting adjustment to accumulated deficit (footnote 4(B)(1)(f)). In accordance with ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are required to be expensed as incurred. The $30,500 of combination-related transaction costs are primarily related to legal costs of $13.9 million, financial advisory costs of $9.4 million, accounting and tax fees of $3 million and all other combination related costs of $4.2 million. The unaudited pro forma condensed combined statements of income do not reflect the transaction costs since these are non-recurring in nature and amounts recorded by Chiquita and Fyffes in the three months ended March 31, 2014 are reflected as pro forma adjustments.

(f)	Equity — The following table details the pro forma adjustments to equity and stock issuance in connection with the combination (total amounts may not recalculate due to rounding):

(in thousands)	Historic U.S. GAAP $USD	Pro Forma Adjustments(i),(iii)	New Stock Issuance(ii)	Total Pro Forma Adjustments
Common stock	$26,861	$(26,861)	$479	$(26,382)
Capital surplus	136,210	(136,210)	492,316	356,106
Accumulated deficit	43,681	(51,262)	—	(51,262)

(i)	To record the elimination of Fyffes historical common stock, capital surplus and accumulated earnings balances.
(ii)	To record the fair value of ChiquitaFyffes common stock to be held by Fyffes shareholders.
(iii)	Accumulated deficit pro forma adjustments includes $7,581 of transaction-related costs recorded for Chiquita at March 31, 2014.
(g)	Fyffes gross contractual trade receivables (Historic US GAAP, US$) at March 31, 2014, net of the reclassification in 4(B)(2)(a) ($20,242) were $132,659. ChiquitaFyffes has preliminarily estimated the fair value of trade receivables at March 31, 2014 to be equal to the pre-existing Fyffes trade receivable balance of $131,893, which is net of a provision for doubtful accounts of US$766 (€557). As of March 31, 2014, we believe this net amount to be the best estimate of the contractual cash flows expected to be collected at the time of the combination. These estimates of fair value and collectability are subject to change upon completion of the combination and finalization of the purchase price allocation.
(2)	Pro Forma Reclassifications
(a)	Trade Receivables — Fyffes total trade and other receivable balance was reclassified to trade receivables, other receivables and prepaid expenses to conform to Chiquita’s classification and presentation.
(b)	Accounts Payable and Accrued Liabilities — Fyffes total trade and other payable balance was reclassified to trade payables and accrued liabilities to conform to Chiquita’s classification and presentation. Accrued liabilities represents amounts related to salaries and benefits, accrued interest, taxes, duties, insurance, professional fees and other insignificant amounts.
(3)	Pro Forma Eliminations
■	Relates to transactions between Chiquita and Fyffes that will be considered intercompany transactions once the combination is consummated.

5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Three Months Ended March 31, 2014

(A) Adjustments from IFRS to U.S. GAAP

Fyffes historical audited and unaudited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Therefore, the following adjustments and reclassifications were reflected to convert Fyffes income statement from IFRS to U.S. GAAP.

	Reclassifications(1)
(amounts in thousand euros, total amounts may not recalculate due to rounding)	Administration & Distribution Expense	Financial Expenses	Adjustments(2)	Total
Cost of sales	(2,612)	—	17	(2,595)
Distribution	5,840	—	—	5,840
SG&A	(10,015)	—	7	(10,008)
Administration	8,761	—	—	8,761
Depreciation	(1,775)	—	—	(1,775)
Amortization	—	—	—	—
Other operating income/(expense), net	(199)	—	—	(199)
Operating income	—	—	24	24
Interest income	—	46	—	46

	Reclassifications(1)
(amounts in thousand euros, total amounts may not recalculate due to rounding)	Administration & Distribution Expense	Financial Expenses	Adjustments(2)	Total
Interest expense	—	(142)	—	(142)
Financial expense, net	—	150	—	150
Other income (expense), net	—	(54)	—	(54)
Income taxes	—	—	(2)	(2)
Net earnings attributable to common shareholders	—	—	22	22

(1)	IFRS to U.S. GAAP Reclassifications
■	Administration & Distribution Expense — In order to conform IFRS income statement classifications to U.S. GAAP classifications, Fyffes administration and distribution expenses have been reclassified to cost of sales, selling, general and administrative (SG&A), depreciation and amortization as separate line items in conformity with U.S. GAAP and Chiquita’s classifications.
■	Financial Expenses — Reclassifications made for Fyffes financial expense, combined in one finance expense line item, in accordance with IFRS separately classified for its related components in accordance with U.S. GAAP.
(2)	IFRS to U.S. GAAP Adjustments
■	Cost of Sales — An expense adjustment of $23 (17 euro) to recognize changes in fair value of hedging instruments because certain Fyffes foreign currency hedges which hedge multiple exposures and qualified for hedge accounting under IFRS would not qualify for hedge accounting under U.S. GAAP. A corresponding income tax adjustment of $3 (2 euro) was recorded, based on an applicable statutory tax rate of 12.5%.
■	SG&A — A pension adjustment of $10 (7 euro) related to actuarial valuation of pension assets under U.S. GAAP, which results from a difference in the expected return on plan assets assumption under U.S. GAAP of 4.4% as compared to 4.399% under IFRS.

(B) Pro Forma Adjustments for the three months ended March 31, 2014

The following notes describe the pro forma adjustments made to Fyffes’ historical financial statements and the elimination of historical transactions between Chiquita and Fyffes.

(1)	Combination Related Transaction Costs — Combination related transaction costs of $14,462, incurred in connection with the proposed business combination by both Chiquita ($5,919) and Fyffes ($8,543), have been removed as pro forma adjustments from the unaudited condensed combined pro forma statement of income in the three months ended March 31, 2014, since these are non-recurring in nature.
(2)	Stock-Based Compensation — The conversion of Chiquita and Fyffes stock-based compensation awards into Chiquita Fyffes stock-based compensation awards generated an incremental pro forma compensation expense adjustment of $607. An income tax benefit of $38 was recorded at an applicable statutory tax rate of 12.5%.

Fyffes

See footnote 3 regarding Fyffes unvested stock option grant of 3,864. Fyffes stock options will be converted into ChiquitaFyffes options and the performance based condition in respect of these options will be deemed satisfied and such options will be subject to time-based vesting through October 2, 2015. Upon consummation of the combination and determination of a new grant date, the Fyffes stock options will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined. The stock options, once converted, will be accounted for by ChiquitaFyffes as compensation expense post-combination.

For pro forma purposes we have estimated the weighted average fair value per Fyffes option share granted was $6.82 using a Black-Scholes option pricing model based on the following assumptions at the date of option grant: stock price of $10.29 as of July 22, 2014, weighted average risk-free interest rate of 0.9%, dividend yield of 0%, volatility factor of 34% and a weighted average expected life of seven years. This resulted in incremental pro forma compensation expense adjustments of $294 and $1,177 for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. Income tax benefits of $38 and $147 were recorded at an applicable statutory tax rate of 12.5%.

Chiquita

Chiquita has a long term incentive program (LTIP) with awards that are performance-based compensation based on achievement of free cash flow target and total shareholder return relative to peer companies. As of March 31, 2014, Chiquita had three performance period LTIP awards outstanding and the following target awards, 2012 – 2014: 195,543, 2013 – 2015: 323,152 and 2014 – 2016: 231,245. In connection with the combination, Chiquita’s performance-based vesting criteria in respect of these units will be deemed satisfied and such units will remain subject to any outstanding time-based vesting. The number of ChiquitaFyffes ordinary shares eligible to be acquired pursuant to such units will be based on the number of Chiquita common shares which would have been acquired at the target level of performance under the corresponding restricted Chiquita stock units.

Upon consummation of the combination and determination of a new grant date, the Chiquita stock options and other Chiquita equity-based awards will be required to be fair valued in accordance with ASC 718 and any incremental compensation expense will be determined. The stock unit awards, once converted, will be accounted for by ChiquitaFyffes as compensation expense post-combination.

For pro forma purposes, we have estimated the stock based compensation expense using the following assumptions: 100% target awards, stock price of $10.29 at July 22, 2014 and 3 year time vesting. This resulted in incremental pro forma compensation expense adjustments of $250 and $860 for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. No income tax benefits were applied as Chiquita has a full tax valuation allowance.

Additionally, on March 9, 2014, the Chiquita board of directors approved a grant of a retention stock award to Chiquita’s Senior Executive Vice President and Chief Operating Officer. The award consists of two tranches, the first of which is a time-vesting award, which includes a performance condition with respect to Chiquita shares with a value of $500,000 at grant, which will vest on the second anniversary of the closing of the transaction subject to continued service through such date. The $500,000 in the first tranche will be expensed over the service period, which can be determined once an accounting determination is made that it is probable that the performance condition (closing of the combination) will be achieved. At March 31, 2014, the fair value of this grant is zero since the unaudited condensed combined balance sheet gives effect to the combination as if it occurred on March 31, 2014 and this grant will be expensed over the service period upon closing of the combination. For pro forma income statement purposes, we have estimated the incremental pro forma compensation expense adjustments of $63 and $250 for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. No income tax benefits were applied as Chiquita has a full tax valuation allowance.

The second tranche will also consist of an amount of shares with a value of $500,000 at grant, which will vest upon the attainment of performance objectives to be established at the closing of the transaction. The performance objectives have not been established and therefore a grant date for accounting purposes has not been established and fair value of the award cannot be measured at this time. As a result, ChiquitaFyffes has not included an adjustment in the pro forma condensed combined financial information.

These retention stock awards will be accounted for by ChiquitaFyffes as compensation expense post-combination.

(3)	Depreciation and Amortization — Depreciation expense for the three months ended March 31, 2014 was $2,511 based on the fair value of the property, plant and equipment and estimated useful lives described in Note 4(B)(1)(b) above, which represented an incremental pro forma depreciation expense adjustment of $(59) from Fyffes historical depreciation expense.

Amortization expense for the three months ended March 31, 2014 was $1,688 based on the fair value of the customer relationship intangibles and estimated useful lives described in Note 4(B)(1)(b) above, which represented an incremental adjustment of $(1,688) from Fyffes historical amortization expense. An income tax benefit of $211 was recorded at an applicable statutory tax rate of 12.5%.

(4)	Other Income (Expense), Net — During the three months ended March 31, 2014, Fyffes recorded a charge of $75 related to discounting certain long term provisions (liabilities) under IFRS. To conform to Chiquita’s accounting policies under U.S. GAAP (no discounting), the discount of $75 was eliminated.
(5)	Eliminations — Intercompany eliminations relate to historical transactions between Chiquita and Fyffes that will be considered intercompany transactions once the combination is consummated. Net sales of $3,577 and cost of sales of $3,577 have been eliminated.

6. Unaudited Pro Forma Condensed Combined Statement of Income Adjustments for the Year Ended December 31, 2013

(A) Adjustments from IFRS to U.S. GAAP

Fyffes historical audited financial statements were prepared in accordance with IFRS as issued by the IASB and presented in thousands of euros. Therefore, the following reclassifications and adjustments were reflected to convert Fyffes income statement from IFRS to U.S. GAAP.

	Reclassifications(1)
(amounts in thousand euros, total amounts may not recalculate due to rounding)	Depreciation & Amortization Expense	Administration & Distribution Expense	Financial Expenses	Adjustments(2)		Total
Cost of sales	4,009	(14,792)	56	(3,278	)(a)	(14,006)
Distribution	2,862	23,463	—	—		26,325
SG&A	—	(46,695)	—	74	(b)	(46,621)
Administration	2,924	35,937	—	—		38,861
Depreciation	(9,794)	2,432	—	—		(7,362)
Amortization	(1,773)	440	—	—		(1,333)
Other operating income/(expense), net	1,773	(786)	(56)	—		932
Operating income	—	—	—	(3,204)		(3,204)
Interest income	—	—	96	—		96
Interest expense	—	—	(788)	—		(788)
Financial expense, net	—	—	1,296	—		1,296
Other income (expense), net	—	—	(604)	(927	)(c)	(1,531)
Income taxes	—	—	—	(461	)(a)(d)	(461)
Net earnings attributable to common shareholders	—	—	—	(4,592)		(4,592)

(1)	IFRS to U.S. GAAP Reclassifications

Under IFRS, expenses may be classified according to their nature or function, therefore certain reclassifications have been made to Fyffes IFRS presentation to U.S. GAAP presentation as follows:

■	Depreciation and Amortization Expense — Depreciation and amortization have been reclassified to separate line items in conformity with U.S. GAAP and Chiquita’s classifications.
■	Administration & Distribution Expense — Fyffes distribution and administration balances classified under IFRS have been reclassified to U.S. GAAP classifications, primarily related to SG&A and cost of sales.

■	Financial Expenses — Fyffes financial expenses, combined in one finance expense line item, in accordance with IFRS separately classified for its related components in accordance with U.S. GAAP.
(2)	IFRS to U.S. GAAP Adjustments for the Twelve Months Ended December 31, 2013
(a)	Cost of sales IFRS to U.S. GAAP adjustments ($4,361) (3,278 euro) consist of the following:

Biological Assets — As discussed above, biological assets are carried at fair value under IFRS, whereas they are carried at lower of cost or market under U.S. GAAP. An IFRS to U.S. GAAP adjustment of $(1,281) (963 euro) was recorded to remove the fair value adjustment recorded by Fyffes through its statement of income in 2013.

Derivatives and hedge accounting — An expense adjustment of $(3,080) (2,315 euro) to recognize changes in fair value of hedging instruments because certain foreign currency hedges which hedge multiple exposures and qualified for hedge accounting under IFRS would not qualify for hedge accounting under U.S. GAAP. An income tax benefit of $385 (289 euro) was recorded at an applicable statutory tax rate of 12.5%

(b)	SG&A — Adjustment consists of a pension adjustment of $98 (74 euro) related to actuarial valuation of pension assets under U.S. GAAP, which results from a difference in the expected return on plan assets assumption under U.S. GAAP of 4.3% as compared to 4.5% under IFRS.
(c)	Other Income (Expense), Net — During 2013 Fyffes recorded $1,233 (927 euro) as an increase to goodwill and the associated deferred contingent consideration liability in connection with a previous acquisition. Assuming the combination occurred on January 1, 2013, under U.S. GAAP this adjustment would have been recorded in the statement of income. As such, an IFRS to U.S. GAAP expense adjustment has been reflected, $(1,233) (927 euro) in other income (expense), net in 2013.
(d)	Income Taxes — An IFRS to U.S. GAAP income tax expense adjustment of $(998) (750 euro) was recorded related to the application of a tax rate change in 2013 (23% to 20% specific to the jurisdiction changed) on deferred incomes taxes, which was accounted for in equity under IFRS accounting guidance, but is recorded in the statement of income in accordance with U.S. GAAP.

(B) Pro Forma Adjustments for the twelve months ended December 31, 2013

(1)	Inventory — The fair value adjustment to inventory of $1,307 recognized as part of preliminary purchase price allocation will be expensed consistent with the related inventory turnover period and as such is reflected as a pro forma expense adjustment of $(1,307). An income tax benefit of $163 was recorded at an applicable statutory tax rate of 12.5%.
(2)	Stock-Based Compensation — The conversion of Chiquita and Fyffes stock-based compensation awards into Chiquita Fyffes stock-based compensation awards generated an incremental pro forma compensation expense adjustment of $2,287. An income tax benefit of $147 was recorded at an applicable statutory tax rate of 12.5%. See footnote 5(B)(2).
(3)	Depreciation and Amortization — Depreciation for the year ended 2013 was $10,022 based on the fair value of the property, plant and equipment and estimated useful lives described in Note 4(B)(1) above, which included an incremental pro forma adjustment of $(227) from Fyffes historical depreciation expense.

Amortization for the year ended 2013 was $8,276 based on the fair value of the customer relationship intangibles and estimated useful lives described in Note 4(B)(1) above, which represented an incremental pro forma adjustment of $(6,503) from Fyffes historical amortization expense. An income tax benefit of $813 was recorded at an applicable statutory tax rate of 12.5%.

(4)	Other Income (Expense), Net — In 2013, Fyffes recorded a charge of $1,057 related to discounting certain long term provisions (liabilities) under IFRS. To conform to Chiquita’s accounting policies under U.S. GAAP (no discounting), the discount of $1,057 was eliminated.
(5)	Eliminations — Intercompany eliminations relate to historical transactions between Chiquita and Fyffes that will be considered intercompany transactions once the combination is consummated. Net sales of $13,653 and cost of sales of $13,653 have been eliminated.

7. Unadjusted Pro Forma Balances

At this time, Chiquita, as the accounting acquirer, does not have sufficient information as to the full details of Fyffes legal proceedings, tax transfer pricing and uncertain tax positions and joint ventures (consolidation/non-consolidation) to conclude on the final ASC 805 treatment of such items as information surrounding these items is still considered confidential by Fyffes due to the regulatory approvals described elsewhere in the proxy statement/prospectus under the heading “The Combination — Regulatory Approvals Required” beginning on page 118. Therefore, no adjustments have been recorded to the unaudited pro forma condensed combined financial information as it relates to these matters.

8. Earnings per Share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of ChiquitaFyffes. The pro forma basic and diluted weighted average shares outstanding are a combination of historic Chiquita shares and the shares issued as part of the combination to Fyffes shareholders at an exchange ratio of 0.1567 ChiquitaFyffes share per Fyffes share. On a standalone basis, Chiquita reported a net loss for the three months ended March 31, 2014 and the year ended December 31, 2013; therefore, there was no dilutive effect of stock options and other awards. ChiquitaFyffes unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2014 results in a net loss, therefore, there was no dilutive effect of stock options and other awards. ChiquitaFyffes unaudited pro forma condensed combined statement of income results in net income for the year ended December 31, 2013, therefore the dilutive effect of Chiquita’s stock options and other stock awards of 910 shares for the year ended December 31, 2013 have been included in the diluted weighted-average number of common shares outstanding calculations.

Weighted average number of common shares outstanding was calculated as follows:

Three months ended March 31, 2014:

(shares in thousands)	Chiquita	Fyffes	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	46,850	46,643	93,493
Dilutive effect of stock options and other stock awards	—	—	—
Diluted	46,850	46,643	93,493

Year ended December 31, 2013:

(shares in thousands)	Chiquita	Fyffes	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	46,577	46,627	93,204
Dilutive effect of stock options and other stock awards	910	351	1,261
Diluted	47,487	46,978	94,465

9. Pro Forma Table of Combined Contractual Obligations

The following pro forma combined contractual obligations table at December 31, 2013 combines the contractual obligations for Chiquita as derived from Chiquita’s Form 10-K for the year ended December 31, 2013 incorporated by reference in this proxy statement/prospectus and Fyffes contractual obligations table for the year ended December 31, 2013 included in this proxy statement/prospectus. The ChiquitaFyffes pro forma combined contractual obligations table does not include any expected costs savings or potential operating synergies in the areas of fruit utilization, shipping, port operations, packaging and procurement, which may have an impact on the pro forma combined contractual obligations disclosure.

(In thousands US$)	Total	2014	2015 – 2016	2017 – 2018	Later Years
Long-term debt	$631,650	$1,637	$203,137	$1,875	$425,000
Capital and build-to-suit leases	43,423	2,145	4,687	1,934	34,656
Operating leases	352,511	112,250	144,076	59,312	36,872
Purchase commitments	3,370,325	1,522,055	1,004,367	484,391	359,512
Interest on debt and capital leases	314,513	47,266	91,515	75,465	100,267
Pension and severance obligations	97,599	10,764	20,303	19,690	46,842
Other	49,097	24,008	17,518	6,746	825
	$4,859,118	$1,720,127	$1,485,604	$649,414	$1,003,974
1.	The table summarizes pro forma contractual obligations for future cash payments at December 31, 2013 and includes only scheduled principal maturities and for Chiquita the full $200 million principal of and the $425 million principal of the Convertible Senior Notes and 7.875% Notes, respectively.
2.	Purchase commitments consist primarily of long-term contracts to purchase bananas, lettuce and other produce from third-party producers. The terms of these contracts set the price for the purchased fruit for one to ten years; however, many of these contracts are subject to price renegotiations every one to two years.

Therefore, we are only committed to purchase the produce at the contract price until the renegotiation date. Purchase commitments included in the table are based on the current contract price and the estimated volume we are committed to purchase until the next renegotiation date. These purchase commitments represent normal and customary operating commitments in the industry.

3.	Obligations in euros were translated using the period-end rate of $1.3744 per euro.

THE BUSINESS OF FYFFES

Business Overview

Fyffes is a leading international importer and distributor of tropical produce. Fyffes is headquartered in Dublin, Ireland and has operations in Europe, the United States and Central and South America and has begun operations in Asia. Fyffes activities include the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons under a variety of trademarks, including the Fyffes® and Sol® brands. In 2013, Fyffes employed approximately 12,000 people worldwide, including up to 10,000 seasonal farm workers.

There are two broad strands to Fyffes history, both extending back over more than 100 years. In Ireland, three generations of the McCann family developed a successful fruit business over many years which eventually became a listed company called Fruit Importers of Ireland Ltd. (FII). In 1888, E.W. Fyffe, Son & Co. began importing bananas into the U.K. This business was eventually owned by United Brands and developed into the largest fruit importation business in the U.K. In 1986, FII acquired the Fyffes business from United Brands renaming itself FII Fyffes plc (now Fyffes plc). During the 1990s and the early 2000s, Fyffes continued its acquisition-led growth, mainly focused on continental Europe, becoming the largest European fruit business. In May 2006, Fyffes demerged its property activities into what is now Balmoral International Land Holdings plc (in which Fyffes retains a 40% stake). In December 2006, Fyffes demerged its general produce business into Total Produce plc.

Today, Fyffes has the following two operating segments:

•	Tropical Produce: Includes the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons.
•	Property: Includes Fyffes 40% investment in Balmoral International Land Holdings plc.

Tropical Produce

Fyffes produces, sources, distributes and markets bananas and pineapples in Europe and the U.S., primarily under the Fyffes® brand. The Fyffes blue label was introduced in 1929, making Fyffes the world’s oldest fruit brand. The Fyffes® brand is recognized by consumers throughout Europe for the quality and freshness of the fruit to which the Fyffes label is attached and the high level of service provided by Fyffes to its customers. Fyffes also produces, distributes and markets melons in the United States under the Sol® brand.

Fyffes tropical produce products are grown and sourced primarily in Central and South America, with approximately 5% of bananas grown on managed farms, more than 50% of pineapples grown on owned farms and 100% of melons grown on owned and leased farms.

Fyffes markets and distributes its bananas, pineapples and melons to retail stores, wholesalers, distributors and foodservice operators throughout Europe, North America and Asia.

Bananas

Fyffes principally sources, distributes and markets bananas that are sold principally under the Fyffes® brand name. In 2013, Fyffes distributed approximately 55 million cases of bananas in Europe and North America. Banana sales amounted to 80% of Fyffes consolidated net sales in 2013.

Pineapples

In 2013, Fyffes distributed approximately 9 million cases of pineapples in Europe and the U.S.

The principal production and procurement areas for Fyffes pineapples are Costa Rica and Panama.

Melons

Fyffes sells a variety of melons including cantaloupe, honeydew and watermelon in the United States. In 2013, Fyffes distributed approximately 16 million cases of melons in North America under the Fyffes® and Sol® brand names.

Fyffes is a significant producer and distributor of melons in North America, sourcing melons almost entirely from its company-controlled farms.

Logistics

To transport and distribute its bananas, pineapples and melons internationally, Fyffes (1) charters refrigerated cargo ships that are highly specialized, in both size and technology, for international trade in tropical produce and other refrigerated products and (2) contracts with common carriers to transport its refrigerated produce container equipment on-board their ships along trade routes similar to its own.

Fyffes enters into third-party contract arrangements for port services at various ports of destination in Europe and the U.S. Fyffes uses common carriers to transport tropical produce overland to ports in Central and South America and from the ports of destination to the customers.

Most of Fyffes tropical produce shipments into Europe are delivered using containers and pallets. To the extent possible, once the fruit is loaded into containers, it remains in the same containers for transportation from the port of loading through ocean transport, port of arrival, discharge, ripening and delivery to customers. This minimizes damage to the fruit by eliminating the need to handle individual boxes or pallets and makes it easier to maintain the fruit at a constant temperature.

Fyffes operates seven banana ripening centers in the United Kingdom, Germany and Ireland where bananas are ripened under controlled conditions prior to delivery to its customers. In addition, Fyffes maintains a large melon distribution center in Florida.

Property

Fyffes owns 40% of Balmoral International Land Holdings plc, an international property company. Following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral continues to actively manage its property assets. While Fyffes has not reported a share of profit or loss for Balmoral in either 2012 or 2013, it continues to treat its investment in Balmoral as a separate reportable segment in accordance with IFRS 8 Operating Segments, which states that if a reportable segment falls below the relevant quantitative thresholds in the current period, but it expects to meet the criteria in the future, it should continue to be treated as a reportable segment to maintain comparability. It is not possible to predict the timing of any recovery in international property markets.

COMPARATIVE PER SHARE DATA

The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for Chiquita common shares and Fyffes ordinary shares. The unaudited pro forma and pro forma equivalent per share financial information gives effect to the combination of Fyffes and Chiquita as if the combination had occurred on March 31, 2014 for book value per share data and as of January 1, 2013 for net income per share data.

The pro forma per share balance sheet information combines Chiquita’s March 31, 2014 unaudited condensed consolidated balance sheet with Fyffes March 31, 2014 unaudited consolidated balance sheet. The pro forma per share income statement information for the three months ended March 31, 2014 and the year ended December 31, 2013 combines Chiquita’s unaudited condensed consolidated statement of income for the three months ended March 31, 2014 and the audited consolidated statement of income for the year ended December 31, 2013 with Fyffes unaudited consolidated income statement for the three months ended March 31, 2014 and the audited consolidated statement of income for the year ended December 31, 2013, respectively. ChiquitaFyffes Limited was formed on February 25, 2014 for purposes of facilitating the scheme and does not maintain any material balances nor has it had any material activity since formation. The Fyffes pro forma equivalent data per common share financial information is calculated by multiplying the combined unaudited pro forma data per common share amounts by the exchange ratio (0.1567 ordinary shares of ChiquitaFyffes for each ordinary share of Fyffes).

The following information should be read in conjunction with the audited financial statements of Chiquita, which are incorporated by reference in this proxy statement/prospectus, and the audited financial statements of Fyffes, which appear elsewhere in this proxy statement/prospectus, and the financial information contained the “Unaudited Pro Forma Condensed Combined Financial Information” and “Selected Historical Financial Data of Chiquita” sections of this proxy statement/prospectus, beginning on page 194 and 193 of this proxy statement/prospectus respectively. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the combination had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	As of and for the three months ended March 31, 2014	As of and for the year ended December 31, 2013
Chiquita Historical Data per Common Share
Net income (loss) per common share
Basic	$(0.53)	$(0.34)
Diluted	$(0.53)	$(0.34)
Cash dividends declared per common share	$—	$—
Book value per common share(1)	$7.50	$8.00

	As of and for the three months ended March 31, 2014	As of and for the year ended December 31, 2013
Fyffes Historical Data per Ordinary Share
Net income (loss) per ordinary share
Basic	€0.0254	€0.0861
Diluted	€0.0249	€0.0851
Cash dividends declared per ordinary share(2)	€—	€0.0217
Book value per ordinary share(1)	€0.51	€0.50

	As of and for the three months ended March 31, 2014	As of and for the year ended December 31, 2013
ChiquitaFyffes Limited Combined Unaudited Pro Forma Data per Ordinary Share
Net income (loss) per ordinary share
Basic	$(0.02)	$0.04
Diluted	$(0.02)	$0.04
Cash dividends declared per ordinary share(3)	$—	$—
Book value per ordinary share(4)	$8.97	$9.28

	As of and for the three months ended March 31, 2014	As of and for the year ended December 31, 2013
Fyffes Unaudited Pro Forma Equivalent Data per Ordinary Share(5)
Net income (loss) per ordinary share
Basic	$0.00	$0.01
Diluted	$0.00	$0.01
Cash dividends declared per ordinary share	$0.00	$0.00
Book value per ordinary share	$1.41	$1.45

(1)	Historical book value per share is calculated by taking total shareholders’ equity divided by total outstanding common shares.
(2)	Fyffes cash dividends declared for the year ended December 31, 2013 of €0.0217 includes a proposed final dividend for the year of €0.0149 which was subsequently approved by Fyffes shareholders at its Annual General Meeting on May 14, 2014.
(3)	Same as Chiquita historical as there has been no change in dividend policy.
(4)	ChiquitaFyffes Limited pro forma book value per ordinary share is calculated by taking pro forma combined total shareholders’ equity divided by pro forma combined total outstanding common shares.
(5)	Fyffes Unaudited Pro Forma Equivalent Data per ordinary share is calculated by applying the share exchange ratio of 0.1567 to the ChiquitaFyffes Limited Combined Unaudited Pro Forma Data per Ordinary Share.

COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Chiquita common shares are listed and traded on the NYSE under the symbol “CQB.” Fyffes ordinary shares are listed and traded on the ESM under the symbol “FFY: Dublin.” The following table sets forth, for the calendar quarters indicated, the high and low sales closing prices per share of Chiquita common shares and the high and low sales prices per share of Fyffes ordinary shares, as reported on the NYSE and ESM, respectively, as adjusted for all stock splits or stock dividends. In addition, the table also sets forth the quarterly cash dividends per share declared by Chiquita with respect to its common shares and Fyffes with respect to its ordinary shares. On August 4, 2014, the record date for the Chiquita special meeting, there were 46,965,393 shares of Chiquita common shares outstanding and (excluding treasury shares) 297,659,807 Fyffes ordinary shares outstanding.

	Chiquita Brands International, Inc.			Fyffes plc
	High	Low	Dividends Declared	High	Low	Dividends Declared
For the quarterly period ended:
2012
March 31, 2012	$10.37	$8.04	$—	€0.44	€0.37	€0.0132
June 30, 2012	$8.96	$4.66	$—	€0.47	€0.40	€—
September 30, 2012	$7.96	$4.75	$—	€0.51	€0.41	€0.0065
December 31, 2012	$8.39	$6.61	$—	€0.58	€0.47	€—
2013
March 31, 2013	$8.25	$6.10	$—	€0.69	€0.55	€0.0142
June 30, 2013	$11.08	$7.05	$—	€0.71	€0.65	€—
September 30, 2013	$13.57	$11.03	$—	€0.79	€0.67	€0.0068
December 31, 2013	$12.90	$9.41	$—	€0.87	€0.77	€—
2014
March 31, 2014	$12.45	$10.02	$—	€1.34	€0.84	€0.0149
June 30, 2014	$12.64	$10.10	$—	€1.34	€1.08	€—
September 30, 2014 (through August 4, 2014)	$10.79	$9.59	$—	€1.17	€1.06	€—

DESCRIPTION OF CHIQUITAFYFFES ORDINARY SHARES

The following description of ChiquitaFyffes share capital is a summary. Because ChiquitaFyffes will be, at the effective time, a public limited company organized under the laws of Ireland, the rights conferred by ChiquitaFyffes shares will be governed by applicable Irish law, including the Companies Acts, and by ChiquitaFyffes memorandum and articles of association. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of ChiquitaFyffes memorandum and articles of association, which will be substantially in the form attached as Annex D to this proxy statement/prospectus. You are urged to read the relevant provisions of the Companies Acts and those memorandum and articles of association for a more complete understanding of the rights conferred by ChiquitaFyffes ordinary shares.

There are differences between Chiquita’s bylaws and certificate of incorporation and ChiquitaFyffes memorandum and articles of association as they will be in effect after the completion of the combination. See “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” beginning on page 230 of this proxy statement/prospectus.

There are also differences between Fyffes current memorandum and articles of association and ChiquitaFyffes memorandum and articles of association as they will be in effect after the completion of the combination. Certain provisions of Fyffes current memorandum and articles of association will not be replicated in the ChiquitaFyffes memorandum and articles of association, and certain provisions will be included in the ChiquitaFyffes memorandum and articles of association although they are not in Fyffes current memorandum and articles of association. See “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares” beginning on page 265 of this proxy statement/prospectus.

Except where otherwise indicated, the description below reflects ChiquitaFyffes memorandum and articles of association as those documents will be in effect as of the effective time of the scheme. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the memorandum and articles of association of ChiquitaFyffes as they will be in effect from and after the completion of the combination.

Capital Structure

Authorized Share Capital

Immediately prior to the completion of the combination, the authorized share capital of ChiquitaFyffes will be €40,000 and $2,000,000, comprised of 40,000 deferred shares, par value €1.00 per share, which are referred to in this proxy statement/prospectus as the Euro Deferred Shares and 200,000,000 ordinary shares par value $0.01 per share.

ChiquitaFyffes may issue shares subject to the maximum authorized share capital contained in its memorandum and articles of association. The authorized share capital may be increased or reduced by a resolution approved by a simple majority of the votes of a company’s shareholders cast at a general meeting (referred to under Irish law as an “ordinary resolution”). The shares comprising the authorized share capital of ChiquitaFyffes may be divided into shares of such nominal value as the ordinary resolution shall prescribe. As a matter of Irish company law, the directors of a company may issue new ordinary shares without shareholder approval once authorized to do so by the articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The articles of association of ChiquitaFyffes authorize the board of directors of ChiquitaFyffes to issue new ordinary shares without shareholder approval for a period of five years from the date of adoption of such articles of association, which is expected to be effective before the completion of the scheme.

The rights and restrictions to which the ordinary shares will be subject will be prescribed in ChiquitaFyffes’ articles of association. Irish law does not recognize fractional shares held of record. Accordingly, ChiquitaFyffes’ articles of association will not provide for the issuance of fractional shares of ChiquitaFyffes, and the official Irish register of ChiquitaFyffes will not reflect any fractional shares.

Whenever an alteration or reorganization of the share capital of ChiquitaFyffes would result in any ChiquitaFyffes shareholder becoming entitled to fractions of a share, the ChiquitaFyffes board of directors may, on behalf of those shareholders that would become entitled to fractions of a share, arrange for the sale of the shares representing fractions for the best price reasonably obtainable and the distribution of the net proceeds of sale in due proportion among the shareholders who would have been entitled to the fractions. For the purpose of any such sale the Board may authorize some person to transfer the shares representing fractions to the purchaser, who shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

Issued Share Capital

Based on the number of Fyffes shares outstanding as of August 4, 2014, being the last practicable date prior to printing of this proxy statement/prospectus, ChiquitaFyffes is expected to issue approximately 93,869,361 ordinary shares with a nominal value of $0.01 per share to the relevant former shareholders of Fyffes on completion of the combination. In connection with the completion of the combination, a number of ordinary shares with a par value of $0.01 per share will be delivered to the Chiquita shareholders that is equal to the number of Chiquita common shares outstanding as of the closing date. All shares issued upon consummation of the combination will be issued as fully paid-up and non-assessable.

Preemption Rights, Share Warrants and Share Options

Under Irish law certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, ChiquitaFyffes has opted out of these preemption rights in its articles of association as permitted under Irish company law. Because Irish law requires this opt-out to be renewed every five years by a resolution approved by not less than 75% of the votes of the shareholders of ChiquitaFyffes cast at a general meeting (referred to under Irish law as a “special resolution”), ChiquitaFyffes’ articles of association provide that this opt-out must be so renewed. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of ChiquitaFyffes on a pro rata basis to their existing shareholding before the shares can be issued to any new shareholders. The statutory preemption rights do not apply where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition) and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or where shares are issued pursuant to an employee stock option or similar equity plan.

The memorandum and articles of association of ChiquitaFyffes provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which ChiquitaFyffes is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Companies Acts provide that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. ChiquitaFyffes will be subject to the rules of the NYSE and the Code that require shareholder approval of certain equity plan and share issuances. ChiquitaFyffes’ board of directors may issue shares upon exercise of warrants or options without shareholder approval or authorization (up to the relevant authorized share capital limit). In connection with the completion of the combination, ChiquitaFyffes will assume each of Chiquita’s and Fyffes existing obligations to deliver shares under the respective company’s equity incentive plans, pursuant to the terms thereof.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and can include reserves created by way of a capital reduction. In addition, no distribution or dividend may be made unless the net assets of ChiquitaFyffes are equal to, or in excess of, the aggregate of ChiquitaFyffes’ called up share capital plus undistributable reserves and the distribution does not reduce ChiquitaFyffes’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which ChiquitaFyffes’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed ChiquitaFyffes’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not ChiquitaFyffes has sufficient distributable reserves to fund a dividend must be made by reference to “relevant accounts” of ChiquitaFyffes. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Companies Acts, which give a “true and fair view” of ChiquitaFyffes’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

Although ChiquitaFyffes will not have any distributable reserves immediately following the effective time, Fyffes, Chiquita and ChiquitaFyffes are taking steps to create such distributable reserves, which includes the proposal to create distributable reserves on which Chiquita and Fyffes shareholders will vote at the relevant special meetings. See “Risk Factors” beginning on page 27 of this proxy statement/prospectus, “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus, “The Special Meeting of Chiquita’s Shareholders” beginning on page 49 of this proxy statement/prospectus and “The Special Meetings of Fyffes Shareholders” beginning on page 54 of this proxy statement/prospectus.

ChiquitaFyffes’ memorandum and articles of association authorize the directors to declare dividends to the extent they appear justified by profits without shareholder approval. The board of directors may also recommend a dividend to be approved and declared by the ChiquitaFyffes shareholders at a general meeting. The board of directors may direct that the payment be made by distribution of assets, shares or cash and no dividend issued may exceed the amount recommended by the directors. Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in U.S. dollars or any other currency. All holders of ordinary shares of ChiquitaFyffes will participate equally in respect of any dividend which may be declared in respect of ordinary shares by ChiquitaFyffes.

The directors of ChiquitaFyffes may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to ChiquitaFyffes in relation to the shares of ChiquitaFyffes.

ChiquitaFyffes does not expect to pay dividends for the foreseeable future. The determination to pay dividends in the future will be subject to the ongoing review of the board of directors of ChiquitaFyffes.

The directors may also authorize ChiquitaFyffes to issue shares with preferred rights to participate in dividends declared by ChiquitaFyffes. The holders of preferred shares may, depending on their terms, rank senior to the ChiquitaFyffes ordinary shares in terms of dividend rights and/or be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

For information about the Irish tax issues relating to dividend payments, see the section entitled “Tax Consequences of the Combination — Irish Tax Considerations — Withholding Tax on Dividends” beginning on page 129 of this proxy statement/prospectus.

Share Repurchases, Redemptions and Conversions

Overview

ChiquitaFyffes’ memorandum and articles of association provide that any ordinary share which ChiquitaFyffes has agreed to acquire shall be deemed to be a redeemable share, unless the Board resolves otherwise. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by ChiquitaFyffes will technically be effected as a redemption of those shares as described below under “— Repurchases and Redemptions by ChiquitaFyffes.” If the articles of association of ChiquitaFyffes did not contain such provision, all repurchases by ChiquitaFyffes would be subject to many of the same rules that apply to purchases of ChiquitaFyffes ordinary shares by subsidiaries described below under “— Purchases by Subsidiaries of ChiquitaFyffes” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Neither Irish law nor any constituent document of ChiquitaFyffes places limitations on the right of non-resident or foreign owners to vote or hold ChiquitaFyffes ordinary shares. Except where otherwise noted, references elsewhere in this proxy statement/prospectus to repurchasing or buying back ordinary shares of ChiquitaFyffes refer to the redemption of ordinary shares by ChiquitaFyffes or the purchase of ordinary shares of ChiquitaFyffes by a subsidiary of ChiquitaFyffes, in each case in accordance with the ChiquitaFyffes memorandum and articles of association and Irish company law as described below.

Repurchases and Redemptions by ChiquitaFyffes

Under Irish law, a company may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. As described in “Creation of Distributable Reserves of ChiquitaFyffes” beginning on page 158 of this proxy statement/prospectus, ChiquitaFyffes will not have any distributable reserves immediately following the effective time, however, it will take steps to create such distributable reserves. See also “— Dividends” beginning on page 217 of this proxy statement/prospectus and “ Risk Factors” beginning on page 27 of this proxy statement/prospectus. ChiquitaFyffes may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of ChiquitaFyffes. All redeemable shares must also be fully-paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on the provision of ChiquitaFyffes’ articles of association described above, shareholder approval will not be required to redeem ChiquitaFyffes shares.

ChiquitaFyffes may also be given an additional general authority by its shareholders to purchase its own shares on-market which would take effect on the same terms and be subject to the same conditions as applicable to purchases by ChiquitaFyffes’ subsidiaries as described below.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by ChiquitaFyffes at any time must not exceed 10% of the nominal value of the issued share capital of ChiquitaFyffes. ChiquitaFyffes may not exercise any voting rights nor will it have any dividend rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by ChiquitaFyffes or re-issued subject to certain conditions.

Purchases by Subsidiaries of ChiquitaFyffes

Under Irish law, an Irish or non-Irish subsidiary may purchase shares of ChiquitaFyffes either on-market or off-market. For a subsidiary of ChiquitaFyffes to make on-market purchases of ChiquitaFyffes ordinary shares, the shareholders of ChiquitaFyffes must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of ChiquitaFyffes ordinary shares is required. For an off-market purchase by a subsidiary of ChiquitaFyffes, the proposed purchase contract must be authorized by special resolution of the shareholders before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of ChiquitaFyffes.

In order for a subsidiary of ChiquitaFyffes to make an on-market purchase of ChiquitaFyffes shares, such shares must be purchased on a “recognized stock exchange.” The NYSE, on which the shares of ChiquitaFyffes will be listed following the closing, is specified as a recognized stock exchange for this purpose by Irish company law.

The number of shares held by the subsidiaries of ChiquitaFyffes at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of ChiquitaFyffes. While a subsidiary holds shares of ChiquitaFyffes, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of ChiquitaFyffes by a subsidiary must be funded out of distributable reserves of the subsidiary.

Lien on Shares, Calls on Shares and Forfeiture of Shares

ChiquitaFyffes’ articles of association provide that ChiquitaFyffes will have a first and paramount lien on every share for all moneys payable, whether presently due or not, payable in respect of such ChiquitaFyffes share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish company limited by shares such as ChiquitaFyffes and will only be applicable to shares of ChiquitaFyffes that have not been fully paid up.

ChiquitaFyffes, at its absolute discretion, may, or may procure that a subsidiary of ChiquitaFyffes shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of

ChiquitaFyffes. If the stamp duty resulting from the transfer of shares in ChiquitaFyffes which would otherwise be payable by the transferee is paid by ChiquitaFyffes or any subsidiary of ChiquitaFyffes on behalf of the transferee, then in those circumstances, ChiquitaFyffes shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) setoff the stamp duty against any dividends payable to the transferee of those shares and (iii) claim a first and permanent lien on the shares on which stamp duty has been paid by ChiquitaFyffes or its subsidiary for the amount of stamp duty paid.

Consolidation and Division; Subdivision

Under its articles of association, ChiquitaFyffes may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.

Reduction of Share Capital

ChiquitaFyffes may, by ordinary resolution, reduce its authorized share capital in any way. ChiquitaFyffes also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any manner permitted by the Companies Acts.

Annual Meetings of Shareholders

ChiquitaFyffes will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months thereafter, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after ChiquitaFyffes’ fiscal year-end. ChiquitaFyffes plans to hold its first annual general meeting in 2015 if the combination is consummated.

Notice of an annual general meeting must be given to all ChiquitaFyffes shareholders and to the auditors of ChiquitaFyffes. The articles of association of ChiquitaFyffes provide for a minimum notice period of 21 clear days, which is the minimum permitted under Irish law.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the presentation of the annual accounts, balance sheet and reports of the directors and auditors, the appointment of new auditors and the fixing of the auditor’s remuneration (or delegation of same). If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Extraordinary General Meetings of Shareholders

Extraordinary general meetings of ChiquitaFyffes may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of ChiquitaFyffes carrying voting rights, (iii) in certain circumstances on requisition of ChiquitaFyffes’ auditors or (iv) in exceptional cases, by court order. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of an extraordinary general meeting must be given to all ChiquitaFyffes shareholders and to the auditors of ChiquitaFyffes. Under Irish law and ChiquitaFyffes’ articles of association, the minimum notice periods are 21 clear days’ notice in writing for an extraordinary general meeting to approve a special resolution and 14 clear days’ notice in writing for any other extraordinary general meeting.

In the case of an extraordinary general meeting convened by shareholders of ChiquitaFyffes, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the ChiquitaFyffes board of directors has 21 days to convene a meeting of ChiquitaFyffes shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of ChiquitaFyffes’ receipt of the requisition notice.

If the board of directors of ChiquitaFyffes becomes aware that the net assets of ChiquitaFyffes are not greater than half of the amount of ChiquitaFyffes’ called-up share capital, the directors of ChiquitaFyffes must convene an extraordinary general meeting of ChiquitaFyffes shareholders not later than 28 days from the date that they learn of this fact to consider how to address the situation.

Quorum for General Meetings

The articles of association of ChiquitaFyffes provide that no business shall be transacted at any general meeting unless a quorum is present. Two or more shareholders present in person or by proxy at any meeting of shareholders and holding not less than a majority of the issued and outstanding shares of ChiquitaFyffes shall constitute a quorum for such meeting but no action required by law or the articles of association of ChiquitaFyffes to be authorized or taken by holders of a designated proportion of the shares of any particular class or of each class may be authorized or taken by a lesser proportion.

Voting

ChiquitaFyffes’ articles of association provide that the chairman may require any resolution to be voted on by way of poll and may determine the manner in which the poll is to be taken and the manner in which the votes are to be counted.

Every shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights may be exercised by shareholders registered in ChiquitaFyffes’ share register as of the record date for the meeting or by a duly appointed proxy, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by ChiquitaFyffes’ articles of association, which permit shareholders to notify ChiquitaFyffes of their proxy appointments electronically, in writing or in such other manner as may be permitted by the ChiquitaFyffes board.

Irish company law requires special resolutions of the shareholders at a general meeting to approve certain matters. Examples of matters requiring special resolutions include:

(a)	amending the objects or memorandum of association of ChiquitaFyffes;
(b)	amending the articles of association of ChiquitaFyffes;
(c)	approving a change of name of ChiquitaFyffes;
(d)	authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;
(e)	opting out of preemption rights of shareholders on the issuance of new shares;
(f)	re-registration of ChiquitaFyffes from a public limited company to a private company;
(g)	variation of class rights attaching to classes of shares (where the articles of association do not provide otherwise);
(h)	purchase of own shares off-market;
(i)	reduction of issued share capital;
(j)	sanctioning a compromise/scheme of arrangement;
(k)	resolving that ChiquitaFyffes be wound up by the Irish courts;
(l)	resolving in favor of a shareholders’ voluntary winding-up;
(m)	re-designation of shares into different share classes; and
(n)	setting the re-issue price of treasury shares.

Variation of Rights Attaching to a Class or Series of Shares

Under the ChiquitaFyffes’ articles of association and the Companies Acts, any variation of class rights attaching to the issued shares of ChiquitaFyffes must be approved by a special resolution of the shareholders of the affected class or with the consent in writing of the holders of three-fourths of all the votes of that class of shares.

The provisions of the articles of association of ChiquitaFyffes relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of two or more persons holding or representing by proxy at least one-third in nominal value of the issued shares of the particular class.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of ChiquitaFyffes and any act of the Irish legislature which alters the memorandum of ChiquitaFyffes; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of the shareholders of ChiquitaFyffes; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by ChiquitaFyffes; (iv) receive copies of balance sheets and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) in certain limited circumstances, receive balance sheets of any subsidiary of ChiquitaFyffes which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of ChiquitaFyffes will also have the right to inspect all books, records and vouchers of ChiquitaFyffes. The auditors’ report must be circulated to the shareholders with ChiquitaFyffes’ financial statements prepared in accordance with Irish law 21 clear days before the annual general meeting and must be read to the shareholders at ChiquitaFyffes’ annual general meeting.

Acquisitions

An Irish public limited company may be acquired in a number of ways, including:

(a)	a court-approved scheme of arrangement under the Companies Acts. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve the scheme;
(b)	through a tender or takeover offer by a third party for all of the shares of ChiquitaFyffes. Where the holders of 80% or more of ChiquitaFyffes shares have accepted an offer for their shares in ChiquitaFyffes, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of ChiquitaFyffes were to be listed on the main market of the Irish Stock Exchange or another regulated stock exchange in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein), this threshold would be increased to 90%; and
(c)	it is also possible for ChiquitaFyffes to be acquired by way of a transaction with an EU-incorporated company under the EU Cross-Border Mergers Directive 2005/56/EC. Such a transaction must be approved by a special resolution. If ChiquitaFyffes is being merged with another EU company under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to ChiquitaFyffes shareholders is not all in the form of cash, ChiquitaFyffes shareholders may be entitled to require their shares to be acquired at fair value.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish company limited by shares such as ChiquitaFyffes and a company incorporated in the European Economic Area (where that other company is the surviving entity), a shareholder (i) who voted against the special resolution approving the transaction or (ii) of a company in which 90% of the shares are held by the other party to the transaction has the right to request that the company acquire its shares for cash at a price determined in accordance with the share exchange ratio set out in the merger agreement.

Disclosure of Interests in Shares

Under ChiquitaFyffes’ articles of association, ChiquitaFyffes shareholders must notify ChiquitaFyffes if, as a result of a combination, the shareholder will become interested in 3% or more of the shares of ChiquitaFyffes, or, under the Companies Act, if as a result of a transaction a shareholder who was interested in more than 5% of the shares of ChiquitaFyffes ceases to be so interested. Under the Companies Act, where a shareholder is interested in more than 5% of the shares of ChiquitaFyffes, the shareholder must notify ChiquitaFyffes of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction. The relevant percentage figure is calculated by reference to the aggregate nominal value of the shares in which the shareholder is interested as a proportion of the entire nominal value of the issued share capital of ChiquitaFyffes (or any such class of share capital in issue). Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. ChiquitaFyffes must be notified within five business days of the combination or alteration of the shareholder’s interests that gave rise to the notification requirement. If a shareholder fails to comply with these notification requirements, the shareholder’s rights in respect of any ChiquitaFyffes shares it holds will not be enforceable, either directly or indirectly. However, such person may apply to court to have the rights attaching to such shares reinstated.

In addition to these disclosure requirements, ChiquitaFyffes, under the Companies Acts and also under its articles of association, may, by notice in writing, require a person whom ChiquitaFyffes knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued to have been, interested in shares comprised in ChiquitaFyffes’ relevant share capital to: (i) indicate whether or not it is the case and (ii) where such person holds or has during that time held an interest in the shares of ChiquitaFyffes, to provide additional information, including the person’s own past or present interests in shares of ChiquitaFyffes. If the recipient of the notice fails to respond within the reasonable time period specified in the notice, ChiquitaFyffes may apply to court for an order directing that the affected shares be subject to certain restrictions, as prescribed by the Companies Acts, as follows:

(a)	any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;
(b)	no voting rights shall be exercisable in respect of those shares;
(c)	no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
(d)	no payment shall be made of any sums due from ChiquitaFyffes on those shares, whether in respect of capital or otherwise.

The court may also order that shares subject to any of these restrictions be sold with the restrictions terminating upon the completion of the sale.

In the event ChiquitaFyffes is in an offer period pursuant to the Irish Takeover Rules, accelerated disclosure provisions apply for persons holding an interest in ChiquitaFyffes securities of 1% or more.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction in which a third party seeks to acquire 30% or more of the voting rights of ChiquitaFyffes will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:

(a)	in the event of an offer, all holders of security of the target company of the same class should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;
(b)	the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;
(c)	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;
(d)	false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;
(e)	a bidder must announce an offer only after ensuring that he or she can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;
(f)	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and
(g)	a substantial acquisition of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

Under certain circumstances, a person who acquires shares or other voting rights in ChiquitaFyffes may be required under the Irish Takeover Rules to make a mandatory cash offer for the remaining outstanding shares in ChiquitaFyffes at a price not less than the highest price paid for the shares by the acquirer (or any parties acting in concert with the acquirer) during the previous 12 months. This mandatory bid requirement is triggered if an acquisition of shares would increase the aggregate holding of an acquirer (including the holdings of any parties acting in concert with the acquirer) to shares representing 30% or more of the voting rights in ChiquitaFyffes, unless the Panel otherwise consents. An acquisition of shares by a person holding (together with its concert parties) shares representing between 30% and 50% of the voting rights in ChiquitaFyffes would also trigger the mandatory bid requirement if, after giving effect to the acquisition, the percentage of the voting rights held by that person (together with its concert parties) would increase by 0.05% within a 12-month period. Any person (excluding any parties acting in concert with the holder) holding shares representing more than 50% of the voting rights of a company is not subject to these mandatory offer requirements in purchasing additional securities.

Voluntary Bid; Requirements to Make a Cash Offer or Securities Offer and Minimum Price Requirements

If a person makes a voluntary offer to acquire outstanding ordinary shares of ChiquitaFyffes, the offer price must be no less than the highest price paid for ChiquitaFyffes ordinary shares by the bidder or its concert parties during the three-month period prior to the commencement of the offer period. The Panel has the power to extend the “look back” period to 12 months if the Panel, taking into account the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of ChiquitaFyffes (i) during the period of 12 months prior to the commencement of the offer period which represent more than 10% of the total ordinary shares of ChiquitaFyffes or (ii) at any time after the commencement of the offer period, the offer must be in cash (or accompanied by a full cash alternative) and the price per ChiquitaFyffes ordinary share must not be less than the highest price paid by the bidder or its concert parties during, in the case of (i), the 12-month period prior to the commencement of the offer period and, in the case of (ii), the offer period. The Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than

10% of the total ordinary shares of ChiquitaFyffes in the 12-month period prior to the commencement of the offer period if the Panel, taking into account the General Principles, considers it just and proper to do so.

If the bidder or any of its concert parties has, in exchange for securities, either acquired during the offer period any ordinary shares of ChiquitaFyffes or acquired during the three month period prior to the commencement of the offer period ordinary shares of ChiquitaFyffes which represent 10% of the total ordinary shares of ChiquitaFyffes, the bidder must make a full securities exchange offer available, with the consideration securities being of the same class as the securities delivered by the bidder (or its concert parties) in exchange for the ChiquitaFyffes ordinary shares acquired and offered on the basis of a ratio of consideration securities to ChiquitaFyffes ordinary shares that is equal to the highest ratio of the securities delivered by the bidder (or its concert parties) in exchange for ChiquitaFyffes ordinary shares so acquired. The Panel also has the discretion (if it directs that this would be just and proper having regard to the general principles of the Irish Takeover Rules) to require a securities exchange offer where there have been acquisitions, in exchange for securities, of ChiquitaFyffes ordinary shares representing less than 10% of the total ordinary shares of ChiquitaFyffes in that three month period prior to the commencement of the offer period or representing 10% or more of the total ordinary shares of ChiquitaFyffes in the period of between three and 12 months prior to the commencement of the offer period.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares which restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of ChiquitaFyffes. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of ChiquitaFyffes is prohibited, if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of ChiquitaFyffes and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, the ChiquitaFyffes board of directors is not permitted to take any action which might frustrate an offer for the shares of ChiquitaFyffes once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a)	the action is approved by ChiquitaFyffes shareholders at a general meeting; or
(b)	the Panel has given its consent, where:
(i)	it is satisfied the action would not constitute frustrating action;
(ii)	ChiquitaFyffes shareholders that hold 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;
(iii)	the action is taken in accordance with a contract entered into prior to the announcement of the offer; or
(iv)	the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

Certain other provisions of Irish law or the ChiquitaFyffes memorandum and articles of association may be considered to have anti-takeover effects, including those described under the following captions: “— Preemption Rights, Share Warrants and Share Options” beginning on page 217 of this proxy statement/

prospectus, “— Disclosure of Interests in Shares” beginning on page 223 of this proxy statement/prospectus, “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares — Vacancies; Removal of Directors” beginning on page 239 of this proxy statement/prospectus, “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares — Amendments of Governing Documents” beginning on page 262 of this proxy statement/prospectus, “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares — Calling Special Meetings of Shareholders” beginning on page 246 of this proxy statement/prospectus and “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares — Advance Notice of Director Nominations and Other Shareholder Proposals” beginning on page 248 of this proxy statement/prospectus.

Corporate Governance

The articles of association of ChiquitaFyffes allocate authority over the day-to-day management of ChiquitaFyffes to the board of directors. The board of directors may then delegate any of its powers to any chief executive officer, or any director holding any other executive office, or appoint an executive committee and one or more other committees which shall have two or more members consisting, during the first twelve months following ChiquitaFyffes listing with the NYSE, of at least one director of ChiquitaFyffes appointed by Fyffes and one director of ChiquitaFyffes appointed by Chiquita together with any other persons (if any) appointed to such committee by the directors of ChiquitaFyffes provided that a majority of the members of each committee shall at all times consist of ChiquitaFyffes directors, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of ChiquitaFyffes. Committees may meet and adjourn as they determine proper. No resolution of any such committee shall be effective unless a majority of the members present at the meeting at which it was passed are directors of ChiquitaFyffes.

ChiquitaFyffes intends to replicate the existing committees that are currently in place for Chiquita, which include an Audit Committee, a Compensation & Organization Development Committee, a Nominating & Governance Committee and a Food Safety, Technology & Sustainability Committee. It also is the intention of ChiquitaFyffes to adopt Chiquita’s current Reporting Procedures for Auditing and Accounting, Internal Control Matters and Illegal or Unethical Behavior and No Retaliation Policy, Audit and Non-Audit Services Pre-Approval Policy, Charter of the Lead Independent Director, Insider Trading Policy Corporate Governance Guidelines and Code of Business Conduct and Ethics.

Legal Name; Formation; Fiscal Year; Registered Office

The current legal and commercial name of ChiquitaFyffes is ChiquitaFyffes Limited. ChiquitaFyffes was incorporated in Ireland on February 25, 2014 as a private limited company, under the name Twombly One Limited (registration number 540116). ChiquitaFyffes fiscal year ends on 31 December and ChiquitaFyffes registered address is Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland. For more information regarding ChiquitaFyffes, see “Information About the Companies” beginning on page 133 of this proxy statement/prospectus.

Appointment of Directors

The Companies Acts provide for a minimum of two directors. ChiquitaFyffes’ memorandum and articles of association provide that the number of directors will be not less than three and not more than fifteen. On or prior to the listing of ChiquitaFyffes with the NYSE, the board of directors shall be comprised of (i) six individuals designated by Chiquita, (ii) six individuals designated by Fyffes, and (iii) one individual designated by mutual agreement between Chiquita and Fyffes (and if such individual has not been appointed as of the completion of the combination, such individual will be appointed by the respective designees of Chiquita and Fyffes). The fixed maximum and fixed minimum number of directors may be fixed or changed by ordinary resolution (that is, a resolution passed by a majority of votes cast by shareholders voting in person or by proxy at a general meeting). No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. Directors of ChiquitaFyffes will be elected by way of an ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. In those circumstances, the nominee or nominees who receive the highest number of votes in favour of election at the meeting called to elect directors shall be elected in order to maintain the prescribed minimum number of directors and each such director shall remain a director only until the conclusion of the next annual general meeting of ChiquitaFyffes. Each director of ChiquitaFyffes must retire from office at each annual shareholder meeting and shall be eligible for re-election.

Removal of Directors

Under the Companies Acts, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against ChiquitaFyffes in respect of his removal.

The board of directors may fill any vacancy occurring on the board of directors. If the ChiquitaFyffes board of directors fills a vacancy, the director’s term expires at the next annual general meeting. A vacancy on the board of directors created by the removal of a director may be filled by the ChiquitaFyffes board of directors.

Duration; Dissolution; Rights upon Liquidation

ChiquitaFyffes duration will be unlimited. ChiquitaFyffes may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding-up, a special resolution of shareholders is required. ChiquitaFyffes may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where ChiquitaFyffes has failed to file certain returns.

The rights of the shareholders to a return of ChiquitaFyffes assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in ChiquitaFyffes’ articles of association or the terms of any preferred shares issued by the directors of ChiquitaFyffes from time to time. The holders of preferred shares in particular may have the right to priority in a dissolution or winding up of ChiquitaFyffes. If the memorandum and articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up nominal value of the shares held. ChiquitaFyffes’ articles of association provide that the ordinary shareholders of ChiquitaFyffes are entitled to participate pro rata in a winding up.

Uncertificated Shares

Holders of ordinary shares of ChiquitaFyffes will have the right upon request to require ChiquitaFyffes to issue certificates for their shares. Subject to any such requests, ChiquitaFyffes intends only to issue uncertificated ordinary shares.

Stock Exchange Listing

Chiquita will file a listing application with the NYSE in respect of the ChiquitaFyffes ordinary shares that the former shareholders of Fyffes will receive pursuant to the combination and that holders of Chiquita common shares will receive in the merger. It is expected that following the effective time, the ChiquitaFyffes ordinary shares are expected to be listed under the symbol “CQF”. ChiquitaFyffes is also in discussions with the Irish Stock Exchange regarding the possibility of obtaining a secondary listing for the ChiquitaFyffes ordinary shares on a market operated by the Irish Stock Exchange.

No Sinking Fund

The ChiquitaFyffes ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares to be issued in the combination will be duly and validly issued and fully paid.

Transfer and Registration of Shares

The transfer agent for ChiquitaFyffes will maintain the share register, registration in which will be determinative of membership in ChiquitaFyffes. A shareholder of ChiquitaFyffes who holds shares beneficially will not be the holder of record of such shares. Instead, the depository or other nominee will be the holder of record of those shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in ChiquitaFyffes’ official share register, as the depository or other nominee will remain the record holder of any such shares.

An instrument of transfer is required under Irish law in order to register on ChiquitaFyffes’ official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer is also required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on ChiquitaFyffes’ official Irish share register. However, a shareholder who directly holds shares may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty, provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not made in contemplation of a sale of the shares.

Any transfer of ChiquitaFyffes ordinary shares that is subject to Irish stamp duty will not be registered in the name of the buyer unless an instrument of transfer is duly stamped and provided to the transfer agent. ChiquitaFyffes’ articles of association allow ChiquitaFyffes, in its absolute discretion, to create an instrument of transfer and pay (or procure the payment of) any stamp duty, which is the legal obligation of a buyer. In the event of any such payment, ChiquitaFyffes is (on behalf of itself or its affiliates) entitled to (i) seek reimbursement from the buyer or seller (at its discretion), (ii) set-off the amount of the stamp duty against future dividends payable to the buyer or seller (at its discretion) and (iii) claim a lien against the ChiquitaFyffes ordinary shares on which it has paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in ChiquitaFyffes ordinary shares has been paid unless one or both of such parties is otherwise notified by ChiquitaFyffes.

ChiquitaFyffes’ memorandum and articles of association, as they will be in effect as of the completion of the combination, delegate to ChiquitaFyffes’ secretary the authority to execute an instrument of transfer on behalf of a transferring party.

In order for DTC, Cede & Co. and National Securities Clearing Corporation (“NSCC”), which provides clearing services for securities that are eligible for the depository and book-entry transfer services provided by DTC and that are registered in the name of Cede & Co. (collectively the “DTC Parties”) to agree to provide services with respect to the ChiquitaFyffes ordinary shares, ChiquitaFyffes anticipates that it will, prior to completion of the combination, enter into a composition agreement with the Irish Revenue Commissioners under which ChiquitaFyffes will assume the obligation to pay any liability for Irish stamp duty or any similar Irish documentary or transfer tax in respect of transactions in ChiquitaFyffes ordinary shares to which any of the DTC Parties is a party or which may be processed through the services of any of the DTC Parties. ChiquitaFyffes and the DTC Parties will seek confirmation from the Irish Revenue Commissioners that, while such composition agreement remains in force, the DTC Parties shall not be liable for any Irish stamp duty in respect of transactions in ChiquitaFyffes ordinary shares. In addition, to assure the DTC Parties that they will have no liability to Irish stamp duty or any similar documentary or transfer tax in connection with ChiquitaFyffes ordinary shares under any circumstance (including as a result of a change in applicable law) and to make other provisions with respect to the ChiquitaFyffes ordinary shares as required by the DTC Parties, ChiquitaFyffes anticipates that it will, prior to completion of the combination, enter into a Special Eligibility Agreement for Securities with its transfer agent and the DTC Parties wherein ChiquitaFyffes and the transfer agent (as to which ChiquitaFyffes will indemnify the transfer agent) will provide certain indemnities to the DTC Parties and wherein it will be provided that DTC may impose a global lock on the ChiquitaFyffes ordinary shares or otherwise limit transactions in the shares, or cause the shares to be withdrawn, and NSCC may, in its sole discretion exclude ChiquitaFyffes ordinary shares from its Continuous Net Settlement service or any other service, and any of the DTC parties may take other restrictive measures with respect to the ChiquitaFyffes ordinary shares as it may deem necessary and appropriate, without any liability on the part of the DTC Parties, (i) at any time that it may appear to any of the DTC Parties, in its sole discretion, that to continue to hold or process transactions in the ChiquitaFyffes ordinary shares will give rise to any Irish stamp duty or similar documentary or transfer tax liability with respect to the ChiquitaFyffes ordinary shares on the part of any DTC Party or (ii) otherwise as the DTC’s rules or NSCC’s rules provide.

In order to help ensure that the official share register is regularly updated to reflect trading of ChiquitaFyffes ordinary shares occurring through normal electronic systems, ChiquitaFyffes intends to regularly produce any required instruments of transfer in connection with any transactions for which it pays stamp duty (subject to the reimbursement and set-off rights described above). In the event that ChiquitaFyffes notifies one or both of the parties to a share transfer that it believes stamp duty is required to be paid in connection with the transfer and that it will not pay the stamp duty, the parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from ChiquitaFyffes for this purpose) or request that ChiquitaFyffes execute an instrument of transfer on behalf of the transferring party in a form determined by ChiquitaFyffes. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to ChiquitaFyffes’ transfer agent, the buyer will be registered as the legal owner of the relevant shares on ChiquitaFyffes official Irish share register (subject to the matters described below).

The directors may suspend registration of transfers from time to time, not exceeding 30 days in aggregate each year.

COMPARISON OF THE RIGHTS OF HOLDERS OF CHIQUITA COMMON SHARES AND CHIQUITAFYFFES ORDINARY SHARES

The rights of the shareholders of Chiquita and the relative powers of Chiquita’s board of directors are governed by the laws of the State of New Jersey, including the NJBCA, and Chiquita’s certificate of incorporation and bylaws. As a result of the combination, each outstanding Chiquita common share and all associated rights will be cancelled and automatically converted into the right to receive one ChiquitaFyffes ordinary share. Because ChiquitaFyffes will be, at the effective time, a public limited company organized under the laws of Ireland, the rights of the shareholders of ChiquitaFyffes will be governed by applicable Irish law, including the Companies Acts, and by ChiquitaFyffes’ memorandum and articles of association.

Many of the principal attributes of Chiquita common shares and ChiquitaFyffes ordinary shares will be similar. However, there are differences between the rights of shareholders of Chiquita under New Jersey law and the rights of shareholders of ChiquitaFyffes following the combination under Irish law. In addition, there are differences between Chiquita’s certificate of incorporation and bylaws and ChiquitaFyffes’ memorandum and articles of association as they will be in effect from and after the completion of the combination. The material differences between the governing documents of Chiquita and those of ChiquitaFyffes are required by Irish law or are necessary in order to preserve the current rights of shareholders and powers of the board of directors of Chiquita following the combination.

The following is a summary comparison of the material differences between the rights of Chiquita shareholders under the NJBCA and the Chiquita certificate of incorporation and bylaws and the rights Chiquita shareholders will have as shareholders of ChiquitaFyffes under the Companies Acts and ChiquitaFyffes’ memorandum and articles of association effective upon the consummation of the combination. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements or on Chiquita’s or ChiquitaFyffes’ governance or other policies. Such rights, obligations or provisions generally apply equally to the Chiquita common shares and the ChiquitaFyffes ordinary shares.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of Chiquita’s certificate of incorporation and bylaws and ChiquitaFyffes’ memorandum and articles of association as they will be in effect from and after the completion of the combination. The form of ChiquitaFyffes’ memorandum and articles of association substantially as they will be in effect from and after the completion of the combination are attached as Annex D to this proxy statement/prospectus. The Chiquita certificate of incorporation and bylaws are incorporated by reference herein. See “Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus. You are also urged to carefully read the relevant provisions of the NJBCA and the Companies Acts for a more complete understanding of the differences between being a shareholder of Chiquita and a shareholder of ChiquitaFyffes.

	Chiquita	ChiquitaFyffes
Authorized and Outstanding Capital Stock	The authorized share capital of Chiquita is 170,000,000 shares, of which 150,000,000 are common shares, par value $0.01 per share, and 20,000,000 shares are preferred shares, par value $0.01 per share.	The share capital of the Company is €40,000 divided into 40,000 deferred shares of €1.00 each and $2,000,000 divided into 200,000,000 ordinary shares of $0.01 each.
	As of August 4, 2014, the record date for the special meeting, Chiquita had 46,965,393 common shares issued and outstanding. There are no preferred shares issued and outstanding. The Chiquita certificate of incorporation and New Jersey law permit the board of directors to issue new shares of authorized but unissued share capital, at such times and on such terms as the directors think proper, without obtaining additional shareholder approval up to the authorized maximum. The board of directors may determine the class, rights and other terms that will attach to the preferred shares.	Based on the number of Fyffes shares outstanding as of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, ChiquitaFyffes is expected to issue approximately 93,869,361 ordinary shares with a nominal value of $0.01 per share on completion of the combination. All shares issued upon consummation of the combination will be issued as fully paid-up and non-assessable.
Consolidation and Division; Subdivision	Under New Jersey law, a corporation’s certificate of incorporation must state the authorized number of shares, and may specify a par value for any class or series of its shares. All shares of the same class must have the same par value, if any. To alter the authorized number and par value, if any, of Chiquita’s shares, the Chiquita certificate of incorporation must be amended.	Under its articles of association, ChiquitaFyffes may, by ordinary resolution, consolidate and divide all or any of its share capital into shares of larger nominal value than its existing shares or subdivide its shares into smaller amounts than is fixed by its memorandum of association.
Reduction of Share Capital	The Chiquita certificate of incorporation authorizes the board of directors to decrease the authorized number of shares of any class or series of preferred stock to a number not less than the number of shares then outstanding.	ChiquitaFyffes may, by ordinary resolution, reduce its authorized but unissued share capital in any way. ChiquitaFyffes also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way permitted by the Irish Companies Acts.

	Chiquita	ChiquitaFyffes
Preemption Rights, Share Warrants and Share Options	Chiquita’s shareholders do not have preemption rights.	Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, ChiquitaFyffes has opted out of these preemption rights as permitted under Irish law. Because Irish law requires this opt-out to be renewed every five years by a special resolution of the shareholders, and there is no analogous provision of New Jersey law, ChiquitaFyffes’ articles of association provide that this opt-out must be so renewed in accordance with Irish statutory requirements, even though Chiquita’s bylaws do not include an analogous provision. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of ChiquitaFyffes on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory preemption rights do not apply (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to an employee stock option or similar equity plan.
Consideration for Shares	Subject to any restriction contained in the Chiquita certificate of incorporation, shares may be issued for such consideration as shall be fixed from time to time by the Chiquita board of directors or as shall be determined in accordance with a general formula or at not less than such minimum consideration as the Chiquita board of directors shall authorize.	Irish law provides that ChiquitaFyffes may not allot shares at a price below the shares’ nominal value. Except in the case of shares issued to employees under an employee share plan, Irish law also provides that ChiquitaFyffes may not allot shares unless they are paid up at least as to one-quarter of the nominal value of the shares and the whole of any premium.

Chiquita	ChiquitaFyffes
Distributions/Dividends	Distributions/Dividends
Distributions, Dividends, Repurchases and Redemptions	Under the Chiquita certificate of incorporation, the holders of Chiquita common shares may receive dividends in accordance with New Jersey law, if, when and as declared by the board of directors, subject to the rights of holders of any class or series of preferred shares.

Under New Jersey law, Chiquita may not declare a dividend or make a distribution if, as a result, (a) Chiquita would be unable to pay its debts as they become due in the usual course of its business; or (b) Chiquita’s total assets would be less than its total liabilities.	Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and can include reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of ChiquitaFyffes are equal to, or in excess of, the aggregate of ChiquitaFyffes called up share capital plus undistributable reserves and the distribution does not reduce ChiquitaFyffes’ net assets below such aggregate. Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which ChiquitaFyffes’ accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed ChiquitaFyffes’ accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.
The determination as to whether or not ChiquitaFyffes has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of ChiquitaFyffes. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Acts, which give a “true and fair view” of ChiquitaFyffes’ unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for Companies in Ireland).
ChiquitaFyffes will be taking steps to create distributable reserves, which steps include the proposal to undertake a capital reduction in order to create distributable reserves on which Chiquita’s shareholders will vote at its special meeting and on which Fyffes shareholders will vote at the Fyffes extraordinary general meeting.

Chiquita	ChiquitaFyffes
ChiquitaFyffes’ articles of association authorize the directors to declare dividends without shareholder approval to the extent they appear justified by profits. The ChiquitaFyffes board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting and may direct that the payment be made by distribution of assets, shares or cash. No dividend issued may exceed the amount recommended by the directors.
Under New Jersey law, dividends may be paid in cash, property or authorized but unissued shares or treasury shares. Dividends may not be paid in violation of another class of shares’ rights.	Dividends may be declared and paid in the form of cash or non-cash assets and may be paid in dollars or any other currency.
The ChiquitaFyffes board of directors may deduct from any dividend payable to any shareholder any amounts payable by such shareholder to ChiquitaFyffes in relation to the shares of ChiquitaFyffes.
Repurchases/Redemptions	Repurchases/Redemptions
Under New Jersey law, Chiquita may repurchase its own shares, subject to the same limitations on dividends and distributions listed above. If shares are reacquired by purchase or redemption, they are cancelled and restored to the status of authorized but unissued shares, unless the board of directors determines that the reacquired shares shall be treasury shares.	ChiquitaFyffes’ articles of association provide that, unless the board determines otherwise, any ordinary share that ChiquitaFyffes has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for the purposes of Irish law, the repurchase of ordinary shares by ChiquitaFyffes may technically be effected as a redemption. Because New Jersey law does not impose such requirements with respect to share repurchases by Chiquita and we desired to preserve the status quo with respect to share repurchases to the greatest extent possible after the combination, ChiquitaFyffes’ articles of association provide any ordinary share that ChiquitaFyffes has agreed to acquire shall be deemed to be a redeemable share, even though there is no analogous provision in the Chiquita bylaws.

Chiquita	ChiquitaFyffes
Under Irish law, ChiquitaFyffes may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. ChiquitaFyffes may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of ChiquitaFyffes. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. ChiquitaFyffes may also be given authority to purchase its own shares on market on a recognized stock exchange such as the NYSE or off-market with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by ChiquitaFyffes’ subsidiaries as described below.
Under New Jersey law, Chiquita may cancel treasury shares at any time.	Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by ChiquitaFyffes at any time must not exceed 10% of the nominal value of the issued share capital of ChiquitaFyffes. ChiquitaFyffes may not exercise any voting rights nor will it have any dividend rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by ChiquitaFyffes or re-issued subject to certain conditions.
Purchases by Subsidiaries of ChiquitaFyffes
Under Irish law, ChiquitaFyffes’ subsidiaries may purchase shares of ChiquitaFyffes either on market on a recognized stock exchange such as NYSE or off market.

Chiquita	ChiquitaFyffes
For a subsidiary of ChiquitaFyffes to make on market purchases of ChiquitaFyffes ordinary shares, the shareholders of ChiquitaFyffes must provide general authorization for such purchase by way of ordinary resolution. However, as long as this general authority has been granted, no specific shareholder authority for a particular on market purchase by a subsidiary of ChiquitaFyffes ordinary shares is required. For a purchase by a subsidiary of shares of ChiquitaFyffes off market, the proposed purchase contract must be authorized by special resolution of ChiquitaFyffes shareholders before the contract is entered into. The person whose ChiquitaFyffes ordinary shares are to be bought back cannot vote in favor of the special resolution, and, for at least 21 days prior to the special resolution being passed, the purchase contract must be on display or must be available for inspection by ChiquitaFyffes shareholders at the registered office of ChiquitaFyffes.
The number of shares held by the subsidiaries of ChiquitaFyffes at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of ChiquitaFyffes. While a subsidiary holds shares of ChiquitaFyffes, such subsidiary cannot exercise any voting rights in respect of those shares. The acquisition of ChiquitaFyffes ordinary shares by a subsidiary must be funded out of distributable reserves of the subsidiary.

	Chiquita	ChiquitaFyffes
Dividends in Shares/Bonus Issues	Under New Jersey law, Chiquita is permitted to make non-cash distributions in the form of shares.	Under ChiquitaFyffes’ articles of association, upon recommendation of the ChiquitaFyffes board of directors, the shareholders by ordinary resolution may authorize the board of directors to capitalize any amount for the time being standing to the credit of any of ChiquitaFyffes’ reserves (including any capital redemption reserve fund or share premium account) or to the credit of profit and loss account for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.
Lien on Shares, Calls on Shares and Forfeiture of Shares	Not applicable.	ChiquitaFyffes’ articles of association provide that ChiquitaFyffes will have a first and paramount lien on every share for all moneys payable (whether presently due or not) in respect of such ChiquitaFyffes share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. These provisions are standard inclusions in the articles of association of an Irish public limited company such as ChiquitaFyffes and will only be applicable to shares of ChiquitaFyffes that have not been fully paid up. ChiquitaFyffes’ articles of association provide that ChiquitaFyffes will have a lien on payments to be made in respect of a share where ChiquitaFyffes has a withholding tax or stamp duty obligation in respect of such share.

Chiquita	ChiquitaFyffes
Election of Directors	Under New Jersey law, the number of directors may be fixed by the certificate of incorporation or the bylaws; the number so fixed shall not be less than one. The Chiquita certificate of incorporation provides that the board of directors will consist of at least 3 and no more than 20 directors, as fixed from time to time by the board of directors. The number of directors may be increased or decreased only by the vote of the board of directors; provided, however, that the board of directors may not decrease the number of directors unless such directorships being eliminated are vacant. Currently, the Chiquita board of directors has eight members.	The Irish Companies Acts provide for a minimum of two directors. ChiquitaFyffes’ articles of association provide that the number of directors will be not less than three and not more than fifteen. On or prior to the listing of ChiquitaFyffes on the NYSE, the board of directors shall be comprised of (i) six individuals designated by Chiquita, (ii) six individuals designated by Fyffes, and (iii) one individual designated by mutual agreement between Chiquita and Fyffes (and if such individual has not been appointed as of the completion of the combination, such individual will be appointed by the respective designees of Chiquita and Fyffes); provided that in the event that any of the above is unable or unwilling to serve or ceases to serve within twelve months of the listing, a replacement shall be selected by the Chiquita designees or the Fyffes designees, as applicable and appointed by the board of directors. The fixed maximum and fixed minimum number of directors may be fixed or changed by ordinary resolution (that is, a resolution passed by a majority of votes cast by shareholders voting in person or by proxy at a general meeting). No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office.

Under New Jersey law, the default method for electing directors is by a plurality of the votes cast at an election. The Chiquita bylaws have adopted this method.

Under New Jersey law, cumulative voting is permitted if provided in the certificate of incorporation. Chiquita has not provided for cumulative voting in its certificate of incorporation.

Chiquita does not have a classified board of directors; each director shall hold office until the next annual meeting of shareholders and until his or her successor has been duly elected and qualified.	Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. In those circumstances, the nominee or nominees who receive the highest number of votes in favour of election at the meeting called to elect directors shall be elected in order to maintain the prescribed minimum number of directors and each such director shall remain a director only until the conclusion of the next annual general meeting of ChiquitaFyffes.

Chiquita	ChiquitaFyffes
If the number of directors is reduced below the fixed minimum number, the remaining director or directors shall appoint, as soon as practicable, an additional director or directors to make up such minimum or shall convene a general meeting of ChiquitaFyffes for the purpose of making such appointment. Each director appointed in this manner will remain a director (subject to the provisions of the Companies Acts and ChiquitaFyffes’ memorandum and articles of association) only until the conclusion of the next annual general meeting of ChiquitaFyffes unless he or she is re-elected.
Each director must retire from office at each annual general meeting and shall be re-eligible for re-election.

Vacancies; Removal of Directors	Vacancies
Under New Jersey law and the Chiquita certificate of incorporation, vacancies of the board of directors, including vacancies resulting from an increase in the number of directors, will be filled by a majority vote of the remaining directors even though the number of directors at that time may be less than a quorum.	Vacancies
The board of directors of ChiquitaFyffes may fill any vacancy occurring on the board of directors. Each director appointed in this manner will remain a director (subject to the provisions of the Companies Acts and the memorandum and articles of association) only until the conclusion of the next annual general meeting of ChiquitaFyffes unless he or she is re-elected.

	Chiquita	ChiquitaFyffes
Removal of Directors
New Jersey law permits the removal of directors, with or without cause, by a majority vote of the shareholders, unless otherwise provided in the certificate of incorporation. Chiquita’s certificate of incorporation further restricts the removal of directors. Directors may be removed from office only for cause, upon a vote of the holders of a majority of the voting power entitled to elect directors; or in the case of directors elected by class vote, only upon a vote of the holders of a majority of outstanding shares of that class or series entitled to vote.	Removal of Directors
Under the Irish Companies Acts and notwithstanding anything contained in ChiquitaFyffes’ memorandum and articles of association or in any agreement between ChiquitaFyffes and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. Because of this provision of the Irish Companies Acts, which does not have an analog under New Jersey law, ChiquitaFyffes’ articles of association do not include the same provisions in respect of removal of directors that are included in the Chiquita bylaws; instead, the articles of association provide that ChiquitaFyffes may, by ordinary resolution, remove any director before the expiration of his period of office notwithstanding anything in any agreement between ChiquitaFyffes and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against ChiquitaFyffes in respect of his removal.
Quorum of the Board	Under the Chiquita bylaws and, unless otherwise provided in the certificate of incorporation or bylaws, under New Jersey law, a majority of the entire board of directors is necessary to constitute a quorum for the transaction of business.	The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be a majority of the directors then in office.
	The Chiquita bylaws permit meetings to be held through communications equipment and for the board of directors to act by written consent.	ChiquitaFyffes’ articles of association provide that directors’ meetings can be held by means of conference telephone or other telecommunications equipment by means of which all persons participating in the meeting can hear each other speak and such participation in a meeting shall constitute presence in person at the meeting. The articles of association also permit the board of directors to act by unanimous written consent.

	Chiquita	ChiquitaFyffes
Duties of Directors	Under New Jersey law, a corporation’s directors must perform their duties as a director, including the duties as a member of any committee of the directors upon which the director may serve, in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the degree of diligence, care and skill which ordinarily prudent people would exercise under similar circumstances in like positions.	The directors of ChiquitaFyffes have certain statutory and fiduciary duties as a matter of Irish law. All of the directors have equal and overall responsibility for the management of ChiquitaFyffes (although directors who also serve as employees will have additional responsibilities and duties arising under their employment agreements, and it is likely that more will be expected of them in compliance with their duties than non-executive directors). The principal directors’ duties include the common law fiduciary duties to act in good faith in what the director believes to be the best interests of the company and to exercise due care and skill in the exercise of his or her functions. The statutory duties include ensuring the maintenance of proper books of account, having annual accounts prepared, having an annual audit performed, and the duty to maintain certain registers and make certain filings as well as disclosure of personal interests. For public limited companies like ChiquitaFyffes, directors are under a specific duty to ensure that the secretary is a person with the requisite knowledge and experience to discharge the role.
Under New Jersey law, in considering the best interests of the corporation, directors must consider the effects of any action on shareholders and may consider, in his or her discretion, any of the following:
(i) the effects of the action on the corporation’s employees, suppliers, creditors and customers;
(ii) the effects of the action on the community in which the corporation operates; and
(iii) the long term and short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.
	Under New Jersey law, a director is entitled to rely upon:	Under Irish law, a director is entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, prepared or presented by (i) other directors, officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters prepared or presented, (ii) legal counsel, public accountants or other persons as to matters the director reasonably believes are within their professional or expert competence or (iii) a committee of the board of which the director does not serve as to matters within its designated authority, which committee the director reasonably believes to merit confidence.
(i) the opinion of counsel for the corporation;
(ii) written reports setting forth financial data concerning the corporation and prepared by an independent public accountant or certified public accountant or firm of such accountants;

(iii)

financial statements, books of account or reports of the corporation represented to them to be correct by the president, the officer of the corporation having charge of its books of account, or the person presiding at a meeting of the board of directors; and

(iv) written reports of committees of the board of directors.

Chiquita	ChiquitaFyffes
Conflicts of Interest of Directors	Under New Jersey law, a director’s fiduciary duties require the director to avoid conflicts of interest. Under the NJBCA, a transaction in which a director is interested will not be voided due to the conflict or because the interested director participates in the board meeting or the vote authorizing the transaction if any of the following are true:	As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Under Irish law, directors who have a personal interest in a contract or proposed contract with ChiquitaFyffes are required to declare the nature of their interest at a meeting of the board of directors of ChiquitaFyffes. ChiquitaFyffes is required to maintain a register of declared interests, which must be available for shareholder inspection.

ChiquitaFyffes’ articles of association provide that a director must declare any interest he or she may have in a contract with ChiquitaFyffes at a meeting of the board of directors or otherwise provide notice to the board of directors. No director shall be prevented by his or her office from contracting with ChiquitaFyffes, provided that he or she has declared the nature of his or her interest in the contracts and the contract or transaction has been approved by a majority of the disinterested directors.
(i) the contract or other transaction is fair and reasonable as to the corporation at the time it is authorized, approved or ratified;

(ii)

the fact of the common directorship or interest is disclosed or known to the board or committee and the board or committee authorizes, approves, or ratifies the contract or transaction by unanimous written consent, provided at least one director so consenting is disinterested, or by affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(iii) the fact of the common directorship or interest is disclosed or known to the shareholders, and they authorize, approve or ratify the contract or transaction.

	Chiquita	ChiquitaFyffes
Under ChiquitaFyffes’ articles of association, a director of ChiquitaFyffes may be a director of, other officer of, or otherwise interested in, any company promoted by ChiquitaFyffes or in which ChiquitaFyffes is interested, and such director will not be accountable to ChiquitaFyffes for any remuneration received from such employment or other interest. The articles of association further provide that (i) no director will be prevented from contracting with ChiquitaFyffes because of his or her position as a director, (ii) any contract entered into between a director and ChiquitaFyffes will not be subject to avoidance and (iii) no director will be liable to account to ChiquitaFyffes for any profits realized by virtue of any contract between such director and ChiquitaFyffes because the director holds such office or the fiduciary relationship established thereby. Save in respect of resolutions concerning specific matters listed in ChiquitaFyffes’ articles of association, a director shall not vote at a meeting of the directors of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of ChiquitaFyffes.
Indemnification of Officers and Directors	Under the NJBCA, a corporation may indemnify corporate agents, including current and former officers, directors, employees and agents, for expenses and liability if the corporate agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in an action by or in the right of the corporation, indemnification shall not be made for any claim, issue or matter in which the agent has been found liable to the corporation, unless and only to the extent that a court determines that the agent is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.	ChiquitaFyffes’ articles of association confer an indemnity on its directors and secretary that is more limited than the analogous indemnity in Chiquita’s bylaws, because the Irish Companies Acts prescribe that such an indemnity only permits a company to pay the costs or discharge the liability of a director or the secretary where judgment is given in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused. This restriction in the Irish Companies Acts does not apply to executives who are not directors or the secretary of ChiquitaFyffes. Any provision for indemnification to a greater extent is void under Irish law, whether contained in a memorandum and articles of association or any contract between the director and the Irish company.

Chiquita	ChiquitaFyffes
Under the NJBCA, corporations must indemnify corporate agents to the extent such an agent has been successful on the merits or otherwise in defense of any claim.

The Chiquita certificate of incorporation requires indemnification of officers, directors or employees against any and all liabilities incurred or suffered in connection with any threatened, pending or completed proceeding to the fullest extent permitted by law.

Under the Chiquita certificate of incorporation, Chiquita may purchase and maintain insurance or furnish similar protection on behalf of any officer, director, employee or trustee against any liability asserted or incurred by him or her in any such capacity or arising out of his or her status as such.

The Chiquita certificate of incorporation also authorizes Chiquita to enter into agreements for advancement of expenses on behalf of officers, directors, employees, trustees or agents.	ChiquitaFyffes’ articles of association also contain indemnification and expense advancement provisions for current or former executives who are not directors or the secretary of ChiquitaFyffes.

The directors of ChiquitaFyffes may, on a case-by-case basis, decide at their discretion, subject to applicable Irish law, that it is in the best interests of ChiquitaFyffes to indemnify an individual director from any liability arising from his or her position as a director of ChiquitaFyffes. However, this discretion must be exercised bona fide in the best interests of ChiquitaFyffes as a whole.

In addition, due to more restrictive provisions of Irish law in relation to the indemnification of directors and the secretary, in connection with the combination, it is expected that ChiquitaFyffes will indemnify its directors and certain officers, as well as individuals serving as directors or officers of its subsidiaries, pursuant to indemnification agreements existing or to be entered into by Chiquita.
ChiquitaFyffes’ articles of association provide that ChiquitaFyffes has the power to purchase and maintain for any director, the secretary or other employees of ChiquitaFyffes insurance against such liability as ChiquitaFyffes is prohibited from indemnifying those officers against pursuant to the Irish Companies Acts. ChiquitaFyffes equally may purchase and maintain insurance against such liability as it has indemnified its directors and officers under its articles of association.

Chiquita	ChiquitaFyffes
Limitation on Director Liability	New Jersey law permits a corporation to provide in its certificate of incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for damages for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of an improper personal benefit.

Chiquita has adopted such a provision in its certificate of incorporation.	Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.
Annual Meetings of Shareholders	New Jersey law provides that corporations are to hold annual meetings as provided in the bylaws. The Chiquita bylaws provide that annual meetings will be held for the election of directors and the transaction of other business properly before the meeting, on such date, at such hour and at such place, as may be designated each year by the board of directors and stated in the notice of meeting.

The NJBCA provides that if the annual meeting is not held on the date designated therefor, the directors shall cause the meeting to be held as soon thereafter as convenient. If there is a failure to hold an annual meeting for a period of 30 days after the date designated therefor, or if no date has been designated for a period of 13 months after the organization of the corporation or after its last annual meeting, the New Jersey Superior Court may, upon the application of any shareholder, summarily order the meeting or the election, or both, to be held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.	As a matter of Irish law, ChiquitaFyffes will be required to hold an annual general meeting within 18 months of incorporation and at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after ChiquitaFyffes fiscal year-end. Because of the 15-month requirement described in this paragraph, which is different from the analogous provision of New Jersey law, ChiquitaFyffes’ articles of association include provisions reflecting this requirement of Irish law, even though the analogous provisions of Chiquita’s bylaws differ in this respect.
The Chiquita bylaws state that meetings may be held within or without the state of New Jersey.	Subject to the approval of shareholders ChiquitaFyffes’ articles of association provide that meetings may be held outside Ireland.

	Chiquita	ChiquitaFyffes
The provisions of the articles of association of ChiquitaFyffes relating to general meetings shall apply to every such general meeting of the holders of any class of shares.
Participation at Meetings	New Jersey law provides that a shareholder participating in a meeting of shareholders by means of remote communication shall be deemed present and entitled to vote at the meeting if the corporation has implemented reasonable measures to (1) verify that each person participating remotely is a shareholder; and (2) provide each shareholder participating remotely with a reasonable opportunity to participate in the meeting, including an opportunity to vote on matters submitted to the shareholders, and to read or hear the proceedings of the meeting substantially concurrently with those proceedings. Further, the notice required to be given to shareholders about the meeting must describe the means of remote communication to be used.	ChiquitaFyffes’ articles of association provide that in order to participate at a shareholder meeting a shareholder must be present in person or by proxy. A corporate shareholder is entitled to appoint one or more representatives to attend on its behalf. If the board of directors so resolves, a shareholder participating in a general meeting by electronic means shall be deemed present and entitled to vote at a the meeting.
Calling Special Meetings of Shareholders	Under the Chiquita certificate of incorporation, special meetings may be called by (i) the board of directors pursuant to a resolution adopted by the affirmative vote of the majority of the total number of directors then in office or (ii) the president or chief executive officer.

	Pursuant to the Chiquita certificate of incorporation, to be properly brought before a meeting of shareholders, the business to be conducted must be (i) specified in the notice of meeting, (ii) brought before the meeting by or at the direction of the board of directors, or (iii) otherwise properly brought before the meeting by any eligible shareholder entitled to vote on business of the type proposed and who shall have complied with the applicable notice procedures.	Irish law requires that extraordinary general meetings of an Irish company, such as ChiquitaFyffes, may be convened (i) by the board of directors, (ii) on requisition of shareholders holding not less than 10% of the paid up share capital of the company carrying voting rights, (iii) in certain circumstances, on requisition of the company’s auditors or (iv) in exceptional cases, by court order. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business shall be conducted as is set forth in the notice thereof.

Chiquita	ChiquitaFyffes
Where ChiquitaFyffes shareholders holding not less than 10% of the paid up share capital of ChiquitaFyffes seek to convene an extraordinary general meeting, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the ChiquitaFyffes board of directors has 21 days to convene a meeting of ChiquitaFyffes shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the ChiquitaFyffes board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of ChiquitaFyffes’ receipt of the requisition notice.

If the ChiquitaFyffes board of directors becomes aware that the net assets of ChiquitaFyffes are not greater than half of the amount of ChiquitaFyffes’ called-up share capital, it must convene an extraordinary general meeting of ChiquitaFyffes shareholders not later than 28 days from the date that the directors learn of this fact to consider how to address the situation.
Record Date; Notice Provisions	Record Date
As permitted under New Jersey law, the Chiquita bylaws provide that, for the purposes of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to receive payment of any dividend or other disbursement or allotment of any right, or for the purpose of any other action, the board of directors may fix, in advance, a record date which shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting nor more than sixty (60) days prior to any other action.	Record Date
ChiquitaFyffes’ articles of association provide that the directors may fix in advance a date as the record date (a) for determining those shareholders entitled to notice or to vote at a shareholders meeting, which record date shall not be more than 90 days nor less than ten days before the date of such meeting, and (b) for the purpose of determining the shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, which record date shall not be more than 90 days prior to the date of payment of such dividend.

Chiquita	ChiquitaFyffes
If no record date is fixed by the directors, the record date for determining those shareholders entitled to notice or to vote at a meeting of shareholders shall be the day preceding the date on which notice is given.
Notice
Under the Chiquita bylaws and New Jersey law, written notice of each meeting of shareholders, stating the time, place and, in the case of a special meeting, the purpose or purposes thereof, shall be given, personally or by mail, to each shareholder entitled to vote at the meeting not less than ten (10) nor more than sixty (60) days before the meeting, unless such notice has been waived in writing.	Notice
As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all ChiquitaFyffes shareholders and to the auditors of ChiquitaFyffes.

ChiquitaFyffes’ articles of association provide for the minimum notice period of 21 days’ notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting.
Advance Notice of Director Nominations and Other Shareholder Proposals	Shareholder Proposals
The Chiquita certificate of incorporation establishes the procedures shareholders must follow in order to bring business before a meeting. For business to be properly brought before an annual meeting, an eligible shareholder must have delivered or mailed notice to the secretary not less than 60 nor more than 90 calendar days prior to the anniversary date of the preceding year’s annual meeting, unless the date of the annual meeting is changed by more than 30 days from such anniversary date or if no such annual meeting was held, in which case the shareholder’s notice must be received not later than the close of business on the 15th day following the earlier of the day on which notice of the meeting date was mailed or made through public announcement. For business to be properly brought before a special meeting, notice must be received not later than the close of business on the 15th day following the earlier of the day on which notice of the meeting date was mailed or made through public announcement.	Shareholder Proposals
Under Irish law, shareholders generally have no right to bring business before a meeting, but see below under “— Director Nominations” and see “— Calling Special Meetings of Shareholders”.

Chiquita	ChiquitaFyffes
A shareholder’s notice to the secretary shall set forth (a) written statements and information necessary to demonstrate that the shareholder qualifies as an eligible shareholder as of the date of such notice, and (b) as to each matter the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting and any material interest of the shareholder in such business.
Director Nominations
The Chiquita certificate of incorporation establishes procedures shareholders must follow in order to nominate persons for election to the board of directors. In addition to the eligibility requirements listed below and the notice requirements to bring business before a meeting listed above, the shareholder notification must contain, as to each nominee, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required (including such person’s written consent to serving as a director if elected) pursuant to Regulation 14A under the Exchange Act.	Director Nominations
For nominations of directors to be properly brought before an annual general meeting called for the purpose of, among other things, electing directors, by a shareholder, such shareholder must have given timely notice thereof in writing to the secretary. To be timely, a shareholder's notice shall be delivered to the secretary not less than 60 days prior to the first anniversary of the date of the immediately preceding annual general meeting, provided, however, that in the event the date of the annual general meeting is changed by more than 30 days from the first anniversary date of the prior year’s annual general meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the fifteenth day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the date set for the meeting was made.

Chiquita	ChiquitaFyffes
For shareholder proposals and director nominations, Chiquita’s certificate of incorporation provides the following procedures for establishing shareholder eligibility:

(i)

If the proposing shareholder is a shareholder of record, he or she must provide a written statement setting forth: (a) his or her name and address as they appear on the Corporation’s official record of shareholders, and the number of shares entitled to vote on the business or nomination(s) proposed the shareholder, which were held of record by such shareholder as of the Notice Date, and (b) that the proposing shareholder intends to hold such shares continuously through the date of the meeting. In addition, Chiquita must verify to its reasonable satisfaction that the proposing shareholder was in fact reflected in the official record of shareholders as the holder of record of such shares as of the Notice Date.

For nominations of persons for election to the board to be properly brought before a general meeting called for the purpose of the election of directors, other than an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in writing to the secretary. To be timely, a shareholder’s notice shall be delivered to the secretary at the registered office of ChiquitaFyffes not later than close of business on the fifteenth day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the date set for the meeting was made.

	Chiquita	ChiquitaFyffes

(ii)

If the proposing shareholder holds shares beneficially, but not of record, he or she must provide: (a) his or her name and address, (b) either (1) a written statement from the holder of record of the shares beneficially owned, setting forth the name and address of such holder of record, as they appear on the official record, and the number of shares entitled to vote on the business or nomination(s) proposed which were held by such holder of record for the benefit of the proposing shareholder as of the Notice Date, or (2) a Schedule 13D, 13G, Form 3, Form 4 and/or Form 5 (as filed pursuant to Section 13 or Section 16 of the Exchange Act), reflecting the proposing shareholder’s ownership of shares entitled to vote on the business or nomination(s) proposed, together with a written statement that the proposing shareholder has continuously held such shares through the Notice Date; and (c) a written statement that the proposing shareholder intends to hold such shares continuously through the date of the meeting. Further, Chiquita must verify to its reasonable satisfaction that, in the case of (b) (1), such holder of record was in fact reflected in the official record as the holder of record of such shares as of the Notice Date, or, in the case of (b) (2) the information provided by the proposing shareholder accurately reflects the information in the applicable Schedules or Forms on file with the SEC.

ChiquitaFyffes’ articles of association also provide that any shareholder intending to make a nomination in accordance with ChiquitaFyffes’ articles of association and each related beneficial owner, if any, will also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in ChiquitaFyffes’ articles of association; provided however that any references in ChiquitaFyffes’ articles of association to the Exchange Act are not intended to, and will not, limit the requirements applicable to nominations made or intended to be made in accordance with ChiquitaFyffes’ articles of association.
Quorum at Shareholder Meetings	Under the Chiquita bylaws, the presence in person or by proxy of the holders of a majority of the shares of the corporation entitled to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of the shareholders.	Two or more shareholders present in person or by proxy at any meeting of shareholders and holding not less than a majority of the issued and outstanding shares of ChiquitaFyffes shall constitute a quorum for such meeting.
The absence of a quorum, however, shall not preclude the appointment or election of a chairman, which will not be treated as part of the business of the meeting.

	Chiquita	ChiquitaFyffes
Adjournment of Shareholder Meetings	New Jersey law provides that less than a quorum may adjourn the meeting.

	Under the Chiquita bylaws, if a quorum is not present at any meeting of the shareholders, the chairman of the meeting may adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum is present; provided that if after adjournment the board of directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to vote. Less than a quorum may adjourn the meeting.	ChiquitaFyffes’ articles of association provide that the chairman may with the consent of the meeting and shall if so directed by the meeting adjourn a general meeting without notice, other than announcement at the meeting. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting at which the adjournment took place. At least seven clear days’ notice must be given for meetings adjourned for 14 days or more.
Voting Rights	Under the Chiquita certificate of incorporation, each holder of Chiquita common shares is entitled to one vote for each share held.	Under ChiquitaFyffes’ articles of association, each ChiquitaFyffes shareholder is entitled to one vote for each ordinary share that he or she holds as of the record date for the meeting.
	The Chiquita bylaws provide that for matters other than the election of directors, the affirmative vote of a majority of the votes cast at a shareholders’ meeting is required for approval.	Irish law requires approval of certain matters by “special resolutions” of the shareholders at a general meeting. A special resolution requires the approval of not less than 75% of the votes of ChiquitaFyffes shareholders cast at a general meeting at which a quorum is present.
Ordinary resolutions, by contrast, require a simple majority of the votes of ChiquitaFyffes shareholders cast at a general meeting at which a quorum is present.
Irish law also distinguishes between “ordinary business” and “special business.” Most matters are deemed “special” with the exception of declaring a dividend, the consideration of the accounts, balance sheets and the reports of the directors and auditors, the election of directors, the re-appointment of the retiring auditors and the fixing of the remuneration of the auditors, all of which are deemed to be “ordinary business.”

	Chiquita	ChiquitaFyffes
Shareholder Action by Written Consent	Under the Chiquita certificate of incorporation, any action required or permitted to be taken at a meeting of shareholders must be effected at an annual or special meeting of shareholders of Chiquita and may not be effected in lieu thereof by any consent in writing by less than all of the shareholders (i.e., unanimous written consent is required).	The Irish Companies Acts provide that shareholders may approve a resolution without a meeting if: (i) all shareholders sign the written resolution and (ii) the company’s articles of association permit written resolutions of shareholders. ChiquitaFyffes' articles of association provide shareholders with the right to take action by unanimous written consent as permitted by Irish law, which is similar in effect to the currently applicable provisions of the Chiquita certificate of incorporation.
Shareholder Suits	Generally, Chiquita may be sued under federal securities law, and shareholders may bring derivative litigation against the corporation if the corporation does not enforce its own rights. Under federal and state procedural rules, a shareholder must make a demand upon the board of directors before bringing a derivative suit unless demand is excused.	In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.
The principal case law in Ireland indicates that to bring a derivative action a person must first establish a prima facie case (1) that the company is entitled to the relief claimed and (2) that the action falls within one of the five exceptions derived from case law, as follows:
• Where an ultra vires or illegal act is perpetrated.
• Where more than a bare majority is required to ratify the “wrong” complained of.
• Where the shareholders’ personal rights are infringed.
• Where a fraud has been perpetrated upon a minority by those in control.
• Where the justice of the case requires a minority to be permitted to institute proceedings.

	Chiquita	ChiquitaFyffes
Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. Conduct must relate to the internal management of the company. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.
Inspection of Books and Records	Under New Jersey law, (i) a shareholder of record for at least the six immediately preceding months or (ii) any person holding, or so authorized in writing by the holders of, at least 5% of the outstanding shares of any class or series has the right upon 5 days’ written demand to examine in person or by agent or attorney, during usual business hours, a corporation’s minutes of the proceedings of its shareholders and record of shareholders, for any proper purpose. In addition, upon the written request of any shareholder, the corporation must mail to the shareholder its balance sheet as at the end of the preceding fiscal year, and its profit and loss and surplus statement for such fiscal year.	Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of ChiquitaFyffes and any act of the Irish legislature that alters the memorandum and articles of ChiquitaFyffes; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of the shareholders of ChiquitaFyffes; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by ChiquitaFyffes; (iv) receive copies of balance sheets and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and (v) in certain limited circumstances, receive balance sheets of any subsidiary of ChiquitaFyffes that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years.

	Chiquita	ChiquitaFyffes
Disclosure of Interests in Shares	Not applicable.	Under ChiquitaFyffes’ articles of association, ChiquitaFyffes shareholders must notify ChiquitaFyffes if, as a result of a transaction, the shareholder will become interested in 3% or more of the shares of ChiquitaFyffes, or, under the Irish Companies Acts, if as a result of a transaction a shareholder who was interested in more than 5% of the shares of ChiquitaFyffes ceases to be so interested. Under the Irish Companies Acts, where a shareholder is interested in more than 5% of the shares of ChiquitaFyffes, the shareholder must notify ChiquitaFyffes of any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction.
The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of ChiquitaFyffes’ share capital of that class. Where the percentage level of the shareholder’s interest does not amount to a whole percentage, this figure may be rounded down to the next whole number. All such disclosures should be notified to the company within five business days of the alteration of the shareholder’s interests that gave rise to the requirement to notify.
Where a person fails to comply with the notification requirements described above no right or interest of any kind whatsoever in respect of any shares in the company concerned, held by such person, shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

Chiquita	ChiquitaFyffes
In addition to the above disclosure requirement, ChiquitaFyffes, under the Irish Companies Acts and also under its articles of association, may by notice in writing require a person whom the company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in the company’s relevant share capital: (a) to indicate whether or not it is the case and (b) where such person holds or has during that time held an interest in the shares of the company, to give such further information as may be required by ChiquitaFyffes, including particulars of such person’s own past or present interests in ChiquitaFyffes shares. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.
Where such a notice is served by ChiquitaFyffes on a person who is or was interested in shares of the company and that person fails to give the company any of the requested information within the reasonable time specified, ChiquitaFyffes may apply to the court for an order directing that the affected shares be subject to certain restrictions. Under the Companies Acts, the restrictions that may be placed on the shares by the court are as follows:
(a) any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;
(b) no voting rights shall be exercisable in respect of those shares;
(c) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and
(d) no payment shall be made of any sums due from the company on those shares, whether in respect of capital or otherwise.

	Chiquita	ChiquitaFyffes
Where the shares in the company are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.
Shareholder Approval of Transaction(s)	New Jersey law requires that the board of directors, upon approving a plan of merger or consolidation, submit the plan to a vote at a meeting of shareholders. The plan is approved upon the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote; provided, however, that if the corporation was organized prior to January 1, 1969, the affirmative vote of two-thirds of the votes cast is required for approval unless the corporation has amended its certificate of incorporation to adopt majority voting requirements. Chiquita has amended its certificate of incorporation to adopt such a majority voting provision.	Shareholder approval in connection with a merger transaction involving ChiquitaFyffes would be required under the following circumstances:

•

in connection with a scheme of arrangement under the Irish Companies Acts, both a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in person or by proxy at a meeting called to approve such a scheme; and

• in connection with an acquisition of ChiquitaFyffes by way of a merger with an EU company under the EU Cross-Border Mergers Directive 2005/56/EC by a special resolution of the shareholders.

	Chiquita	ChiquitaFyffes
Rights of Dissenting Shareholders	Under New Jersey law, a shareholder has the right to dissent from any of the following corporate actions and obtain payment for the fair value of his or her shares:	Generally, under Irish law, shareholders of an Irish company do not have dissenters’ or appraisal rights. Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as ChiquitaFyffes and a company incorporated in the European Economic Area (the European Economic Area includes all member states of the European Union and Norway, Iceland and Liechtenstein) (where that other company is the surviving entity), a shareholder (i) who voted against the special resolution approving the merger or (ii) of a company in which 90% of the shares are held by the other party to the merger, has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

(i)

a plan of merger or consolidation, except for: (A) a merger or consolidation with respect to shares listed on a national securities exchange or held by not less than 1,000 holders on the record date fixed for the shareholder vote upon the plan of merger or consolidation; (B) a merger or consolidation pursuant to which he or she will receive (1) cash, (2) shares, obligations or other securities which, upon consummation of the transaction, will either be listed on a national securities exchange or held by not less than 1,000 holders, or (3) cash and such securities; and (C) a plan of merger that did not require, for its approval, the vote of such shareholders (including certain mergers with or into a corporation’s subsidiary and certain mergers that do not require for their approval the vote of the shareholders of the surviving corporation, as provided by the NJBCA); and

Chiquita	ChiquitaFyffes

(ii)

a sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation not in the usual or regular course of business as conducted by such corporation, other than a transfer pursuant to subsection (4) of N.J.S.14A:10-11, provided that, unless the certificate of incorporation otherwise provides, the shareholder shall not have the right to dissent: (A) with respect to shares which, at the record date fixed to determine the shareholders entitled to vote upon such transaction, are listed on a national securities exchange or held by not less than 1,000 holders; or (B) from a transaction pursuant to a plan of dissolution of the corporation which provides for distribution of substantially all of its net assets to shareholders in accordance with their respective interests within one year after the date of such transaction, where such transaction is wholly for (1) cash; or (2) shares, obligations or other securities which, upon consummation of the plan of dissolution will either be listed on a national securities exchange or held of record by not less than 1,000 holders; or (3) cash and such securities; or (C) from a sale pursuant to an order of a court having jurisdiction.

Further, the NJBCA provides that a shareholder shall not have the right to challenge a corporate action from which a shareholder has a right to dissent, regardless of whether the shareholder actually exercised the right to dissent as to that action, unless the corporate action was: (a) not effectuated in accordance with the NJBCA or the corporation’s certificate of incorporation; or (b) procured as a result of fraud, material misrepresentation, or other deceptive means.

Chiquita	ChiquitaFyffes
Anti-takeover Measures	The NJBCA prohibits a business combination between a corporation and an interested shareholder (defined as a shareholder who beneficially owns 10% or more of the voting power) for a period of five years after the interested shareholder first becomes an interested shareholder, unless:

(i)  the transaction was approved by the
    board of directors before the interested
    shareholder became an interested
    shareholder; or

(ii)  the transaction which caused the
    person to become an interested
    shareholder was approved by the
    board of directors prior to that
    interested shareholder’s share
    acquisition date and any subsequent
    business combinations with that     interested shareholder are approved by
    the board of directors (or a committee
    of the board, consisting solely of
    persons who are not employees,
    officers, directors, shareholders,
    affiliates or associates of that
    interested shareholder) and the
    affirmative vote of the holders of a
    majority of the voting shares not
    beneficially owned by such interested
    shareholder at a meeting called for
    such purpose.

The NJBCA permits certain corporations to exempt themselves from these provisions of its Shareholders’ Protection Act (14A:10A-1 et seq.), pursuant to an amendment to the bylaws. Chiquita has not opted out of this provision.	A transaction in which a third party seeks to acquire 30% or more of the voting rights of ChiquitaFyffes will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.
The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Panel:

(a)

in the event of an offer, all holders of security of the target company of the same class should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b)

the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

(c) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(d)

false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

	Chiquita	ChiquitaFyffes

(e)

a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(g)

a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action,” as described in more detail under “Description of ChiquitaFyffes Ordinary Shares — Anti-Takeover Provisions” beginning on page 223 of this proxy statement/prospectus.
Rights Agreement	Chiquita does not currently have a shareholders’ rights plan in place.	ChiquitaFyffes’ articles of association do not expressly authorize the adoption of a shareholders’ rights plan. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on this issue. ChiquitaFyffes does not expect to have a rights plan in place upon completion of the combination.
Variation of Rights Attaching to a Class or Series of Shares	Under the Chiquita certificate of incorporation, the board of directors has the authority to make divisions of preferred shares into series and to determine the designation and the number of shares of any series and to determine the voting rights, preferences, limitations and special rights, if any, of the shares of any series.	Under the ChiquitaFyffes’ articles of association and the Irish Companies Acts, any variation of class rights attaching to the issued shares of ChiquitaFyffes must be approved by a special resolution of the shareholders of the affected class or with the consent in writing of the holders of three-fourths of all the votes of that class of shares.

	Chiquita	ChiquitaFyffes
The provisions of the articles of association of ChiquitaFyffes relating to general meetings apply to general meetings of the holders of any class of shares except that the necessary quorum is determined in reference to the shares of the holders of the class. Accordingly, for general meetings of holders of a particular class of shares, a quorum consists of two or more persons holding or representing by proxy at least one-third in nominal value of the issued shares of the particular class.
Amendments of Governing Documents	The Chiquita certificate of incorporation may be amended by a majority of the shareholders, with two exceptions that each require a vote of two-thirds of the voting power of all then outstanding shares eligible to be cast in the election of directors:	ChiquitaFyffes, pursuant to Irish law, may only alter its memorandum and articles of association by the passing of a special resolution of shareholders.

(i)

any amendment which alters the provisions provided by Article NINE (relating to the limitation of liability and/or indemnification of directors, officers, employees and others), in any manner that is adverse to the indemnitees; and

(ii) any amendment to the provisions of Article ELEVEN (which requires the two-thirds vote in the circumstances described above).
The Chiquita bylaws may be amended or repealed by the board of directors and by the shareholders. However, the shareholders may prescribe in the bylaws that any bylaw made by them shall not be altered or repealed by the board of directors. A copy of any proposed bylaw to be submitted for adoption by shareholders must be included with the notice of the meeting so that all shareholders entitled to vote thereon will have received a copy thereof.

	Chiquita	ChiquitaFyffes
Rights Upon Liquidation	The rights of the shareholders to a return of Chiquita’s assets on the event of liquidation, dissolution or winding up, may be prescribed in Chiquita’s certificate of incorporation or the terms of any preferred shares issued by the board of directors from time to time. Pursuant to the certificate of incorporation, the holders of preferred shares have the right to priority in a liquidation or dissolution (voluntary or involuntary) of Chiquita.	The rights of ChiquitaFyffes shareholders to a return of ChiquitaFyffes’ assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in ChiquitaFyffes’ memorandum and articles of association or the terms of any preferred shares issued by ChiquitaFyffes from time to time. The holders of ChiquitaFyffes preferred shares in particular may have the right to priority in a dissolution or winding up of ChiquitaFyffes. If the ChiquitaFyffes’ memorandum and articles of association contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to ChiquitaFyffes shareholders in proportion to the paid-up nominal value of the shares held. ChiquitaFyffes’ articles of association provide that the ordinary shareholders of ChiquitaFyffes are entitled to participate pro rata in a winding up.
ChiquitaFyffes may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. ChiquitaFyffes may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where ChiquitaFyffes has failed to file certain returns.
Enforcement of Civil Liabilities Against Foreign Persons	Not applicable.	A judgment for the payment of money rendered by a court in the United States based on civil liability would not be automatically enforceable in Ireland. There is no treaty between Ireland and the United States providing for the reciprocal enforcement of foreign judgments. The following requirements must be met before the foreign judgment will be deemed to be enforceable in Ireland:
• the judgment must be for a definite sum;
• the judgment must be final and conclusive; and
• the judgment must be provided by a court of competent jurisdiction.

Chiquita	ChiquitaFyffes
An Irish court will also exercise its right to refuse judgment if the foreign judgment was obtained by fraud, if the judgment violated Irish public policy, if the judgment is in breach of natural justice or if it is irreconcilable with an earlier foreign judgment.

COMPARISON OF THE RIGHTS OF HOLDERS OF FYFFES ORDINARY SHARES AND CHIQUITAFYFFES ORDINARY SHARES

The following is a summary comparison of the material differences between the rights of Fyffes ordinary shareholders under the Fyffes memorandum and articles of association and the rights that Fyffes shareholders will have as shareholders of ChiquitaFyffes under ChiquitaFyffes’ memorandum and articles of association effective upon the effective time of the scheme. The rights and obligations of Fyffes ordinary shareholders currently are, and the rights and obligations of ChiquitaFyffes ordinary shareholders as of the effective time of the scheme will be, subject to the Irish Companies Act. The discussion in this section does not include a description of rights or obligations under the U.S. federal securities laws or NYSE listing requirements or on Fyffes or ChiquitaFyffes’ governance or other policies. The discussion in this section does not include a description of the rights of Fyffes shareholders that will not materially change as a result of the combination.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of Fyffes memorandum and articles of association and ChiquitaFyffes’ memorandum and articles of association as they will be in effect from and after the completion of the combination. The form of ChiquitaFyffes’ memorandum and articles of association substantially as they will be in effect from and after the completion of the combination are attached as Annex D to this proxy statement/prospectus. The Fyffes memorandum and articles of association are incorporated by reference herein. See “ Where You Can Find More Information” beginning on page 278 of this proxy statement/prospectus. You are also urged to carefully read the relevant provisions of the Irish Companies Acts for a more complete understanding of the rights of holders of Fyffes ordinary shares and ChiquitaFyffes ordinary shares.

	Fyffes	ChiquitaFyffes
Authorized and Outstanding Capital Stock	The authorized share capital of Fyffes is €45,000,000 divided into 750,000,000 ordinary shares with a par value €0.06 per share.	The share capital of the Company is €40,000 divided into 40,000 deferred shares of €1.00 each and $2,000,000 divided into 200,000,000 ordinary shares of $0.01 each.
	As of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, Fyffes had 297,659,807 ordinary shares, par value of €0.06 per share issued and outstanding.	Based on the number of Fyffes shares outstanding as of August 4, 2014, being the latest practicable date prior to the printing of this proxy statement/prospectus, ChiquitaFyffes is expected to issue approximately 93,869,361 ordinary shares with a nominal value of $0.01 per share to the relevant former shareholders of Fyffes on completion of the combination. In connection with the completion of the combination, a number of ordinary shares with a par value of $0.01 per share will be delivered to the Chiquita shareholders that is equal to the number of Chiquita common shares outstanding as of the closing date. All shares issued upon consummation of the combination will be issued as fully paid-up and non-assessable.

	Fyffes	ChiquitaFyffes
Liens on Shares, Call on Shares and Forfeiture of Shares	Fyffes articles of association provide that Fyffes will have a first and paramount lien on every share that is not a fully paid up Fyffes share for all moneys payable (whether presently due or not) in respect of such Fyffes share. The directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited.	ChiquitaFyffes’ articles of association provide that ChiquitaFyffes will have a first and paramount lien on every share that is not a fully paid up ChiquitaFyffes share for all moneys payable (whether presently due or not) in respect of such ChiquitaFyffes share. Subject to the terms of their allotment, directors may call for any unpaid amounts in respect of any shares to be paid, and if payment is not made, the shares may be forfeited. ChiquitaFyffes’ articles of association provide that ChiquitaFyffes will have a lien on payments to be made in respect of a share where ChiquitaFyffes has a withholding tax or stamp duty obligation in respect of such share.
Transfer of Shares	Not applicable.	The instrument of transfer of any share may be executed for and on behalf of the transferor by the secretary, assistant secretary or any duly authorized nominee of the secretary or assistant secretary (whether in respect of specific transfers or pursuant to a general standing authorization) and the secretary or assistant secretary or the relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of ChiquitaFyffes.

	Fyffes	ChiquitaFyffes
ChiquitaFyffes, at its absolute discretion, may, or may procure that a subsidiary of ChiquitaFyffes shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of ChiquitaFyffes. If the stamp duty resulting from the transfer of shares in ChiquitaFyffes which would otherwise be payable by the transferee is paid by ChiquitaFyffes or any subsidiary of ChiquitaFyffes on behalf of the transferee, then in those circumstances, ChiquitaFyffes shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) seek reimbursement of the stamp duty from the transferee, (ii) setoff the stamp duty against any dividends payable to the transferee of those shares and (iii) claim a first and permanent lien on the shares on which stamp duty has been paid by ChiquitaFyffes or its subsidiary for the amount of stamp duty paid.
ChiquitaFyffes’ lien shall extend to all dividends paid on those shares.
Share certificates	Fyffes articles of association provide that every person whose name is entered as a member in the register shall be entitled without payment to receive within two months after allotment or lodgement of a transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares so, however, that in respect of a share or shares held jointly by several persons Fyffes shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.	Unless otherwise provided for by the board of ChiquitaFyffes or the rights attaching to or by the terms of issue of any particular ChiquitaFyffes shares, or to the extent required by any stock exchange, depository, or any operator of any clearance or settlement system, no person whose name is entered as a shareholder in the register of members of ChiquitaFyffes shall be entitled to receive a share certificate for all her shares of each class held by her (nor on transferring a part of a holding, to a certificate for the balance).
If a share certificate be defaced, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company of investigating evidence as the directors think fit.

	Fyffes	ChiquitaFyffes
Record Date Provisions	Not applicable.	ChiquitaFyffes’ articles of association provide that the directors may fix in advance a date as the record date (a) for determining those shareholders entitled to notice or to vote at a shareholders meeting, which record date shall not be more than 90 days nor less than ten days before the date of such meeting, and (b) for the purpose of determining the shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, which record date shall not be more than 90 days prior to the date of payment of such dividend.
If no record date is fixed by the directors, the record date for determining those shareholders entitled to notice or to vote at a meeting of shareholders shall be the day preceding the date on which notice is given.

Repurchases/ Redemptions	Fyffes articles of association provide that Fyffes may repurchase its own shares, with the authority of shareholders by special resolution.	ChiquitaFyffes’ articles of association provide that, unless the board determines otherwise, any ordinary share that ChiquitaFyffes has agreed to acquire shall be deemed to be a redeemable share. Accordingly, for the purposes of Irish law, the repurchase of ordinary shares by ChiquitaFyffes may technically be effected as a redemption.
ChiquitaFyffes may also purchase shares of ChiquitaFyffes either on market on a recognized stock exchange (such as the NYSE) or off-market. For ChiquitaFyffes to make on market purchases of ChiquitaFyffes ordinary shares, the shareholders of ChiquitaFyffes must provide general authorization for such purchase by way of ordinary resolution.

Fyffes	ChiquitaFyffes
Election of Directors	Fyffes articles of association provide that the number of directors will be not less than two. There is no maximum number of directors provided for in Fyffes articles of association.

Fyffes may by ordinary resolution increase or reduce the number of directors.	ChiquitaFyffes’ articles of association provide that the number of directors will be not less than three and not more than fifteen. On or prior to the listing of ChiquitaFyffes on the NYSE, the board of directors shall be comprised of (i) six individuals designated by Chiquita, (ii) six individuals designated by Fyffes, and (iii) one individual designated by mutual agreement between Chiquita and Fyffes (and if such individual has not been appointed as of the completion of the combination, such individual will be appointed by the respective designees of Chiquita and Fyffes); provided that in the event that any of the above is unable or unwilling to serve or ceases to serve within twelve months of the listing, a replacement shall be selected by the Chiquita designees or the Fyffes designees, as applicable and appointed by the board of directors. The fixed maximum and fixed minimum number of directors may be fixed or changed by ordinary resolution (that is, a resolution passed by a majority of votes cast by shareholders voting in person at a general meeting). No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office.

Fyffes	ChiquitaFyffes
Fyffes may by ordinary resolution at the meeting at which any director retires, fill up the vacated office by appointing a person thereto and, in default, the retiring director, if willing to act, shall be deemed to have been re-appointed unless at such meeting it is expressly resolved not to fill such vacated office or a resolution of the reappointment of such director shall have been put to the meeting and lost.

No person shall, unless recommended by the directors for appointment or, as the case may be re-appointment, be eligible for appointment or re-appointment to the office of director at any general meeting unless, not less than seven days before the day appointed for the meeting, there shall have been given to Fyffes notice in writing by some member duly qualified to be present and vote at the meeting of his intention to propose such person for appointment and also notice in writing, signed by the person to be proposed of his willingness to be appointed.	Directors are elected by ordinary resolution at a general meeting. Irish law requires majority voting for the election of directors, which could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. In those circumstances, the nominee or nominees who receive the highest number of votes in favour of election at the meeting called to elect directors shall be elected in order to maintain the prescribed minimum number of directors and each such director shall remain a director only until the conclusion of the next annual general meeting of ChiquitaFyffes.
The directors shall have power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the number fixed in accordance with these regulations. Any director so appointed shall hold office until the next annual general meeting, and shall then be eligible for re-election but shall not be taken into account in determining the directors who are to retire by rotation at such meeting.	If the number of directors is reduced below a fixed minimum number, the remaining director or directors shall appoint, as soon as practicable, an additional director or additional directors to make up such minimum or shall convene a general meeting of ChiquitaFyffes for the purpose of making such appointment. Each director appointed in this manner will remain a director (subject to the provisions of the Companies Acts and ChiquitaFyffes’ memorandum and articles of association) only until the conclusion of the next annual general meeting of ChiquitaFyffes unless he or she is re-elected.

	Fyffes	ChiquitaFyffes
At every Fyffes annual general meeting one-third of the directors, or if their number is not three or a multiple of three, then the number nearest one-third shall retire from office.

	A director retiring at an annual general meeting shall retain office until the close or adjournment of the meeting.	Each director must retire from office at each annual general meeting and shall be eligible for re-election. The board of directors of ChiquitaFyffes may fill any vacancy occurring on the board of directors. Each director appointed in this manner will remain a director (subject to the provisions of the Companies Act and ChiquitaFyffes’ memorandum and articles of association) only until the conclusion of the next annual general meeting of ChiquitaFyffes unless he or she is re-elected.
Quorum of the Board	The quorum necessary for transactions of business by the board of directors is two or such higher numbers as may be fixed by the directors.	The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be a majority of the directors then in office.
Articles Provisions Requiring Advance Notice of Director Nominations	No person other than a director retiring at the meeting shall, unless recommended by the directors, be eligible for election to the office of director at any general meeting unless not less than seven days before the day appointed for the meeting there shall have been left at the office notice in writing signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by that person of his willingness to be elected.	For nominations of directors to be properly brought before an annual general meeting called for the purpose of, among other things, electing directors, by a shareholder, such shareholder must have given timely notice thereof in writing to the secretary. To be timely, a shareholder's notice shall be delivered to the secretary not less than 60 days’ prior to the first anniversary of the date of the immediately preceding annual general meeting, provided, however, that in the event the date of the annual general meeting is changed by more than 30 days from the first anniversary date of the prior year’s annual general meeting, notice by the shareholder to be timely must be so delivered not later than the close of business on the fifteenth day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the date set for the meeting was made.

	Fyffes	ChiquitaFyffes
For nominations of persons for election to the board to be properly brought before a general meeting called for the purpose of the election of directors, other than an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in writing to the secretary. To be timely, a shareholder’s notice shall be delivered to the secretary at the registered office of ChiquitaFyffes not later than close of business on the fifteenth day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the date set for the meeting was made.
ChiquitaFyffes’ articles of association also provide that any shareholder intending to make a nomination in accordance with ChiquitaFyffes’ articles of association and each related beneficial owner, if any, will also comply with all applicable requirements of the Exchange Act; provided however that any references in ChiquitaFyffes’ articles of association to the Exchange Act are not intended to, and will not, limit the requirements applicable to nominations made or intended to be made in accordance with ChiquitaFyffes’ articles of association.
Quorum at Shareholder Meetings	Three shareholders present in person or by proxy and entitled to vote shall be a quorum.	Two or more shareholders present in person or by proxy at any meeting of shareholders and holding not less than a majority of the issued and outstanding shares of ChiquitaFyffes shall constitute a quorum for such meeting.
Destruction of Records	Not applicable.	ChiquitaFyffes may destroy any instrument of transfer of shares which has been registered at any time after the expiry of six years from the date of registration, any notification of change of address after the expiry of two years from the date such notification was recorded by ChiquitaFyffes and any share certificate or dividend mandate which has been cancelled or ceased to have effect at any time after one year from the date of such cancellation or cessation.

	Fyffes	ChiquitaFyffes
Pre-emption Rights	Section 24 of the Companies (Amendment) Act 1983 allows shareholders of a company to pass a special resolution which will have the effect of disapplying the statutory pre-emption rights conferred by section 23(1) of the Companies (Amendment) Act 1983. The duration of this authority is limited to five years.	Section 24 of the Companies (Amendment) Act 1983 allows shareholders of a company to pass a special resolution which will have the effect of disapplying the statutory pre-emption rights conferred by section 23(1) of the Companies (Amendment) Act 1983. The duration of this authority is limited to five years.
	In addition, Fyffes articles of association separately provide that its members may pass a special resolution giving the Fyffes directors the power to allot relevant securities in accordance section 20 of the Companies (Amendment) Act 1983 as if the statutory pre-emption rights set out in section 23(1) of the Companies (Amendment) Act 1983 did not apply to any such allotment provided such power (unless otherwise specified in such special resolution or varied or abrogated by special resolution passed at an intervening extraordinary general meeting) shall expire at the earlier of the close of business at the next Fyffes annual general meeting after the passing of such special resolution or the day which is 18 months after the passing of such special resolution.	In addition, ChiquitaFyffes’ articles of association separately provide that its members may pass a special resolution giving the ChiquitaFyffes directors the power to allot relevant securities in accordance section 20 of the Companies (Amendment) Act 1983 as if the statutory pre-emption rights set out in section 23(1) of the Companies (Amendment) Act 1983 did not apply to any such allotment provided that such power (unless otherwise specified in such special resolution or varied or abrogated by special resolution passed at an intervening extraordinary general meeting) shall unless previously renewed, varied or revoked expire five years from the date of adoption of ChiquitaFyffes’ articles of association.
Untraced Shareholders	Not applicable.	ChiquitaFyffes shall be entitled to sell at the best price reasonably obtainable any share of a member or any share to which a person is entitled by transmission if and provided that:

a)

for a period of 12 years (not less than three dividends having been declared and paid) no cheque or warrant sent by ChiquitaFyffes through the post in a prepaid letter addressed to the shareholder or to the person entitled by transmission to the share at his address on the shareholder register or other last known address given by the shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by ChiquitaFyffes from the member or the person entitled by transmission;

Fyffes	ChiquitaFyffes

b)

at the expiration of the said period of 12 years, ChiquitaFyffes has given notice by advertisement in a national daily newspaper in Ireland and a newspaper circulating in the area in which the address referred to in paragraph (a) above is located of its intention to sell such share;

c)

ChiquitaFyffes has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the shareholder or person entitled by transmission; and

d) notice has been given to the securities exchange upon which the shares in question are listed of ChiquitaFyffes’ intention to make such sale.

	Fyffes	ChiquitaFyffes
Escheat	Not applicable.	Whenever any law for the time being of any country, state or place empowers any government or taxing authority or government official to require ChiquitaFyffes to make any payment in respect of any ChiquitaFyffes shares or in respect of any dividends, bonuses or other monies due or payable or accruing or which may become due or payable to such shareholder by ChiquitaFyffes for or on account or in respect of any ChiquitaFyffes shareholder and whether in consequence of the death of such ChiquitaFyffes shareholder, ChiquitaFyffes' articles of association provide that ChiquitaFyffes (i) shall be fully indemnified by such shareholder or her executor or administrator from all liability (ii) shall have a lien upon all dividends and other monies payable in respect of the shares (iii) may recover as a debt due from such shareholder or her executor or administrator any monies paid by ChiquitaFyffes under or in consequence of such law and interest thereon, and (iv) may if any such money is paid or payable by it under any such law as referred to above refuse to register a transfer of any ChiquitaFyffes shares by any such shareholder or her executor or administrator until such money and interest is set off or deducted or in the case that it exceeds the amount of any such dividends or other monies due or payable by ChiquitaFyffes, until such excess is paid to ChiquitaFyffes.

LEGAL MATTERS

McCann FitzGerald Solicitors, counsel for ChiquitaFyffes, will provide an opinion regarding the validity of the ChiquitaFyffes ordinary shares to be issued in the combination.

EXPERTS

The financial statements and financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K of Chiquita Brands International, Inc. for the year ended December 31, 2013 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Fyffes plc as of December 31, 2011, December 31, 2012 and December 31, 2013 and for the years then ended, included in this proxy statement/prospectus, have been audited by KPMG, independent auditor, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

CERTAIN OF THE DIRECTORS AND EXECUTIVE OFFICERS OF CHIQUITAFYFFES MAY BE NON-RESIDENTS OF THE UNITED STATES. ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF SUCH NON-RESIDENT PERSONS AND OF CHIQUITAFYFFES ARE LOCATED OUTSIDE THE UNITED STATES. AS A RESULT, IT MAY NOT BE POSSIBLE TO EFFECT SERVICE OF PROCESS WITHIN THE UNITED STATES UPON SUCH PERSONS OR CHIQUITAFYFFES, OR TO ENFORCE AGAINST SUCH PERSONS OR CHIQUITAFYFFES IN U.S. COURTS JUDGMENTS OBTAINED IN SUCH COURTS PREDICATED UPON THE CIVIL LIABILITY PROVISIONS OF THE FEDERAL SECURITIES LAWS OF THE UNITED STATES. CHIQUITAFYFFES HAS BEEN ADVISED BY COUNSEL THAT THERE IS DOUBT AS TO THE ENFORCEABILITY IN IRELAND, IN ORIGINAL ACTIONS OR IN ACTIONS FOR ENFORCEMENT OF JUDGMENTS OF U.S. COURTS, OF LIABILITIES PREDICATED SOLELY UPON THE SECURITIES LAWS OF THE UNITED STATES.

FUTURE SHAREHOLDER PROPOSALS

ChiquitaFyffes.  Assuming consummation of the combination, ChiquitaFyffes shareholders will be entitled to nominate directors for election at forthcoming ChiquitaFyffes annual meetings provided that they comply with applicable law and ChiquitaFyffes’ memorandum and articles of association. The deadline for notification of nominations to be made at the next annual meeting will be disclosed in a subsequent filing with the Securities and Exchange Commission.

As provided under Irish law, extraordinary general meetings of ChiquitaFyffes may be convened on requisition of ChiquitaFyffes shareholders holding not less than 10% of the paid up share capital of ChiquitaFyffes carrying voting rights. Where ChiquitaFyffes shareholders holding not less than 10% of the paid up share capital of ChiquitaFyffes seek to convene an extraordinary general meeting, the proposed purpose of the meeting must be set out in the requisite notice and the notice must meet the other formalities prescribed by Irish company law.

Chiquita.  Shareholder nominations for director or proposals of other business at meetings of Chiquita shareholders may be made only in compliance with certain advance notice, informational and other applicable requirements as described under “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares — Record Date; Notice Provisions” beginning on page 247 of this proxy statement/prospectus. Such shareholder notices should be delivered to Chiquita Brands International, Inc., Attn: Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202, U.S.A.

Chiquita will hold an annual meeting on May 22, 2014. Any proposal that a Chiquita shareholder intends to present at the Chiquita 2014 annual meeting of shareholders must have been received by the Chiquita Corporate Secretary on or prior to December 13, 2013 in order to be included in the proxy statement and proxy card relating to that meeting.

Fyffes.  Shareholder nominations for the appointment of directors at meetings of Fyffes shareholders may be made in accordance with applicable requirements described under “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares — Articles Provisions Requiring Advance Notice of Director Nominations” beginning on page 271 of this proxy statement/prospectus.

As provided under Irish law, extraordinary general meetings of Fyffes may be convened on requisition of Fyffes shareholders holding not less than 10% of the paid up share capital of Fyffes carrying voting rights. Where Fyffes shareholders holding not less than 10% of the paid up share capital of Fyffes seek to convene an extraordinary general meeting, the proposed purpose of the meeting must be set out in the requisite notice and the notice must meet the other formalities prescribed by Irish company law.

WHERE YOU CAN FIND MORE INFORMATION

Chiquita files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that Chiquita files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Any other information contained on any website referenced in this proxy statement/prospectus is not incorporated by reference in this proxy statement/prospectus.

Because Chiquita’s shares are listed on the New York Stock Exchange, Chiquita’s reports, proxy statements and other information can also be reviewed and copied at the office of that exchange at 20 Broad Street, New York, New York 10005.

This proxy statement/prospectus is part of a registration statement and constitutes a prospectus of ChiquitaFyffes in addition to being a proxy statement of Chiquita and Fyffes for their special meetings. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You may inspect and copy the registration statement at any of the addresses listed above. The SEC allows Chiquita to “incorporate by reference” information into this proxy statement/prospectus. This means ChiquitaFyffes can disclose important information to you by referring you to another document separately filed with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. In addition, any later information that Chiquita files with the SEC will automatically update and supersede this information. This proxy statement/prospectus incorporates by reference the documents listed below that Chiquita has previously filed with the SEC. These documents contain important information, including about ChiquitaFyffes and its finances.

You should rely only on the information contained in this proxy statement/prospectus or that we have referred to you. None of Chiquita, ChiquitaFyffes or Fyffes has authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing or posting of this proxy statement/prospectus to shareholders of Chiquita or Fyffes nor the issuance of ordinary shares of ChiquitaFyffes in the combination shall create any implication to the contrary.

The following documents, which have been filed with the SEC by Chiquita, are hereby incorporated by reference into this proxy statement/prospectus:

•	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013;
•	Quarterly Report on Form 10-Q of Chiquita for the quarter ended March 31, 2014;
•	Current Reports on Form 8-K of Chiquita (only to the extent “filed” and not “furnished”), filed on March 10, 2014, March 12, 2014, April 29, 2014, April 30, 2014, May 29, 2014, June 3, 2014 and July 28, 2014; and
•	the information specifically incorporated by reference into Chiquita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 from Chiquita’s Definitive Proxy Statement on Schedule 14A for Chiquita’s 2014 Annual Meeting of Shareholders, filed with the SEC on April 11, 2014.

All additional documents that Chiquita may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the Chiquita special meeting, shall also be deemed to be incorporated by reference. However, some documents or information, such as that called for by Item 2.02 and Item 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents or information is incorporated by reference into this proxy statement/prospectus. Additionally, to the extent this proxy statement/prospectus, or the documents or information incorporated by reference into this proxy statement/prospectus, contains references to the Internet websites of Chiquita or Fyffes, the information on those websites does not constitute a part of, and is not incorporated by reference into, this proxy statement/prospectus.

If you are a shareholder of Chiquita, you can obtain any of the documents incorporated by reference (including those incorporated by reference for the purposes of the Irish Takeover Rules, as specified below) through Chiquita or the SEC. Documents incorporated by reference are available from Chiquita without charge, excluding all exhibits unless such exhibits have been specifically incorporated by reference in this proxy statement/prospectus. You will not receive copies of the documents incorporated by reference, as they are not being sent to shareholders unless specifically requested. You may obtain documents incorporated by reference in this proxy statement/prospectus free of charge by requesting them in writing or by telephone as follows:

Secretary	Computershare Investor Services (Ireland) Limited
Chiquita Brands International, Inc.	Heron House
550 South Caldwell Street	Corrig Road
Charlotte, North Carolina 28202	Sandyford Industrial Estate
(980) 636-5000	Dublin 18
Ireland (01) 696-8423 (within Ireland) +353-1-696-8423 (outside Ireland)

In order to ensure timely delivery of the documents, Chiquita shareholders must make their requests no later than five business days prior to the date of the special meeting of Chiquita shareholders, or no later than September 3, 2014.

This proxy statement/prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any circumstances in which such offer or solicitation is unlawful. The distribution or possession of the proxy statement/prospectus in or from certain jurisdictions may be restricted by law. You should, if applicable, observe any such restrictions. ChiquitaFyffes, Chiquita and Fyffes do not assume any responsibility in this regard.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus. Any statement concerning the contents of any contract or other document filed as an exhibit to the registration statement is not necessarily complete. With respect to each contract or other document filed as an exhibit to the registration statement, you are referred to that exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

For the purposes of the Irish Takeover Rules, the following information, relating to Chiquita, which has been incorporated by reference can be found in the following documents which are available at www.sec.gov:

Information	Source
Revenue and net profit or loss before taxation, the charge for tax, extraordinary items, minority interests, the amount absorbed by dividends, and earnings and dividends per share	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013,
Exhibit 13 page no. 23
Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2012,
Exhibit 13 page no. 23
Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2011,
Exhibit 13 page no. 18
Quarterly Report on Form 10-Q of Chiquita for the quarter ended March 31, 2014, page 3
A statement of net assets and liabilities shown in the latest published audited accounts	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 page no. 25
A cash flow statement if provided in the last published audited accounts	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 page no. 27
Significant accounting policies together with any points from the notes to the accounts which are of major relevance to an appreciation of the figures	Annual Report on Form 10-K of Chiquita for the fiscal year ended December 31, 2013, Exhibit 13 pages no. 28 to 80

EXCHANGE RATES

On August 1, 2014, the noon buying rate was $1.3436 to €1.00, according to the U.S. Federal Reserve Board.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates expressed in dollar per Euro.

Period	High	Low	Average(1)	Period End
2009	1.5100	1.2547	1.3955	1.4332
2010	1.4536	1.1959	1.3216	1.3269
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
Six months ended June 30, 2014	1.3927	1.3500	1.3714	1.3690

Source: The Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average month-end rates.

The information contained in Parts 2, 3 and 4 of this proxy statement/prospectus is not required to be included pursuant to the rules and regulations of the SEC but is included solely to comply with the requirements of the Irish Companies Acts 1963 to 2013 and the Irish Takeover Rules to provide the information required under such laws to Fyffes shareholders.

PART 2 — EXPLANATORY STATEMENT
(IN COMPLIANCE WITH SECTION 202 OF THE COMPANIES ACT 1963 OF IRELAND)
To Fyffes Shareholders, and, for information only, to Fyffes Equity Award Holders

RECOMMENDED ACQUISITION OF FYFFES SHARES BY MEANS OF A SCHEME OF ARRANGEMENT UNDER SECTION 201 OF THE COMPANIES ACT 1963 OF IRELAND

1. INTRODUCTION

As announced, on March 10, 2014, Chiquita Brands International Inc. (“Chiquita”) entered into a transaction agreement with Fyffes plc (“Fyffes”), ChiquitaFyffes Limited (formerly known as Twombly One Limited) (“ChiquitaFyffes”), CBII Holding Corporation (“Delaware Sub”) and Chicago Merger Sub, Inc. (“Merger Sub”) (the “Combination Agreement”) pursuant to which ChiquitaFyffes will acquire Fyffes in a stock-for-stock transaction.

Capitalized terms used but not defined in this “Part 2 — Explanatory Statement” shall have the meanings ascribed to such terms in “Part 3 — The Scheme of Arrangement”.

Your attention is drawn to the section of this proxy statement/prospectus captioned “The Combination — Recommendation of the Fyffes Board of Directors and Fyffes Reasons for the Combination” beginning on page 72 of this proxy statement/prospectus, which sets forth the reasons why the board of Fyffes, which has been so advised by Lazard, considers the terms of the Combination to be fair and reasonable and why the board of Fyffes unanimously recommends that all Fyffes Shareholders vote in favor of the Scheme at the Court Meeting, as the board of Fyffes intend to do in respect of their own beneficial holdings of Fyffes Shares, which represent, as of latest practicable date prior to the printing of this proxy statement/prospectus, approximately 0.9 percent of the existing issued share capital of Fyffes outstanding and entitled to vote. In considering the recommendation of the board of directors of Fyffes, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed combination in addition to interests they might have as shareholders. See “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus. In providing its advice to the directors of Fyffes, Lazard has taken into account the commercial assessments of the Fyffes directors.

2. THE COMBINATION

The Combination will be effected by way of a Scheme of Arrangement between Fyffes and the Scheme Shareholders pursuant to Section 201 of the Companies Act 1963 of Ireland and a merger transaction under U.S. law. The Scheme is set out in full under “Part 3 — The Scheme of Arrangement”. Under the terms of the Scheme (which will be subject to the conditions set out at Annex B to this proxy statement/prospectus), ChiquitaFyffes will issue and allot 0.1567 (the “Exchange Ratio”) of a ChiquitaFyffes ordinary share to Scheme Shareholders for each Fyffes Share held by the Scheme Shareholders in consideration for (i) the cancellation of their Cancellation Shares and/or (ii) the transfer to ChiquitaFyffes of their Transfer Shares and (iii) the issue by Fyffes to ChiquitaFyffes, as fully paid up shares, of the New Fyffes Shares. Each ChiquitaFyffes ordinary share will be issued in accordance with, and subject to the rights and obligations of, the memorandum and articles of association of ChiquitaFyffes, which are expected to be amended and restated prior to the effective time in the form attached hereto as Annex D. For a comparison of the rights and privileges of a holder of shares of ChiquitaFyffes as compared to a holder of shares of Chiquita or Fyffes, see “Comparison of the Rights of Holders of Chiquita Common Shares and ChiquitaFyffes Ordinary Shares” and “Comparison of the Rights of Holders of Fyffes Ordinary Shares and ChiquitaFyffes Ordinary Shares” beginning on pages 230 and 265, respectively, of this proxy statement/prospectus.

The Scheme involves an application by Fyffes to the Irish High Court to sanction the Scheme. If the Scheme becomes effective, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and the Transfer Shares will be automatically transferred to ChiquitaFyffes in accordance with the terms of the Scheme. The reserve arising from the cancellation of the Cancellation Shares will be capitalized and used to issue fully paid New Fyffes Shares to ChiquitaFyffes in place of the Cancellation Shares cancelled pursuant to the Scheme. As a result of the Scheme, Fyffes will become a wholly owned subsidiary of ChiquitaFyffes. The Scheme and the Combination are subject to a number of conditions (summarized in paragraph 3 below and set out in full at Annex B to this proxy statement/prospectus).

The Scheme will require, among other things, approval by Scheme Shareholders of the Scheme as of the Voting Record Time at the Court Meeting, approval of certain resolutions proposed by Fyffes Shareholders as of the Voting Record Time at the EGM and the hearing of the Irish High Court to sanction the Scheme (the “Court Hearing”).

Assuming the necessary approvals from the Fyffes Shareholders have been obtained and all other conditions are satisfied or, to the extent applicable, waived, the Scheme will become effective upon delivery to the Registrar of Companies of a copy of the Court Order of the Irish High Court sanctioning the Scheme together with the minute required by Section 75 of the Act confirming the capital reduction and registration of the Court Order and minute by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the EGM. It is expected that the Scheme will become effective and that the Combination will be completed during the second half of 2014.

3. THE CONDITIONS

The Conditions to the Combination and the Scheme are set out in full at Annex B to this proxy statement/prospectus. Completion of the Combination and the Scheme is subject to the satisfaction (or waiver, to the extent permitted) of the Conditions which are summarized below on or before the sanction of the Scheme by the Irish High Court pursuant to Section 201 of the Companies Act 1963:

•	the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders at a shareholder meeting called for this purpose;
•	the approval by the Fyffes Shareholders at the Court Meeting and the sanction by the Irish High Court of the Scheme;
•	the EGM Resolutions (other than Resolution #4) being duly passed by the requisite majority at the Fyffes EGM;
•	the approval for listing (subject only to certain standard conditions) of the ChiquitaFyffes Shares;
•	all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, having expired or having been terminated, in each case in connection with the Combination;
•	all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any relevant authority or other third party referred to in conditions 3(d) to 3(f) of Annex B to this proxy statement/prospectus and all other required merger and regulatory clearances in connection with the Scheme and the Merger, under relevant antitrust, competition or foreign investment laws having been obtained and remaining in full force and effect and applicable waiting periods having expired, lapsed or terminated (as appropriate) (the “Merger/Regulatory Clearances”). The precise terms of the Merger/Regulatory Clearances are contained in conditions 3(d) to 3(f) of Annex B to this proxy statement/prospectus. The parties have undertaken to take all steps necessary to resolve any objections, if any, that a relevant authority may assert under any antitrust law with respect to the Scheme and the Merger, except action which, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on (i) ChiquitaFyffes and its subsidiaries, taken as a whole (following consummation of the Scheme Transaction and the Merger) or (ii) the benefits anticipated to be realised from the transactions contemplated by the Transaction Agreement (any such action, a “Burdensome Condition”);

•	no injunction, restraint or prohibition by any court of competent jurisdiction which prohibits consummation of the Scheme or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed), a Burdensome Condition having been entered and which is continuing to be in effect;
•	the Transaction Agreement not having been terminated in accordance with its terms; and
•	the registration statement on Form S-4 of which this proxy statement/prospectus is a part having become effective under the Securities Act and not being the subject of any stop order or proceedings seeking any stop order.

In addition, Chiquita’s and, subject to Panel approval, Fyffes obligation to effect the Combination is conditional, among other things, upon:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality standards;
•	the performance by the other party of its obligations under the Transaction Agreement in all material respects; and
•	the delivery by the other party of an officer’s certificate certifying such accuracy of its representations and warranties and such performance of its obligations.

The Combination is also conditional on the Scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, in certain circumstances if the only outstanding conditions relate to anti-trust approval of certain other conditions) or (in either case) earlier if required by the Panel or later if the parties agree and (if required) the Panel consents and (if required) the Irish High Court allows. The Merger is conditional only upon the consummation and implementation of the Scheme and Combination. See “The Transaction Agreement — Conditions to the Completion of the Scheme and the Merger” beginning on page 151 of this proxy statement/prospectus for further information.

4. CONSENTS AND MEETINGS

The Court Meeting is being held at the direction of the Irish High Court to seek the approval of the Scheme by Scheme Shareholders as of the Voting Record Time. The EGM is being convened to seek the approval of Fyffes Shareholders as of the Voting Record Time with respect to certain resolutions that are necessary or desirable to effect and to implement the Scheme, as described below.

Whether or not a Scheme Shareholder votes in favor of the Scheme at the Court Meeting and/or a Fyffes Shareholder votes in favor of the EGM resolutions at the EGM, if the Scheme becomes effective all Cancellation Shares will be cancelled and the Transfer Shares will be transferred to ChiquitaFyffes in accordance with the terms of the Scheme and ChiquitaFyffes will allot and issue the ChiquitaFyffes Consideration Shares to the former Scheme Shareholders (save that fractional entitlements to ChiquitaFyffes Consideration Shares shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed in cash pro rata to the Scheme Shareholders whose fractional entitlements were sold).

Before the Irish High Court’s approval for the Scheme can be sought, the Scheme will require approval by the Scheme Shareholders as of the Voting Record Time at the Court Meeting and the passing of the requisite resolutions at the EGM. The Court Meeting will start at 10:00 a.m. (Irish time) and the EGM will start at 10:30 a.m. (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting) on that date.

Notices of the Court Meeting and the EGM are set out at the front of this proxy statement/prospectus. Entitlement to vote at each meeting will be determined by reference to the Register of Members of Fyffes at the Voting Record Time. See “— Voting Your Ordinary Shares” and “— Voting by CREST members” below.

As of August 4, 2014, 297,659,807 Fyffes Shares were issued and outstanding and there were 7,160 registered Members whose names were registered in the Register of Members of Fyffes. As of August 4, 2014, 28,075,000 Fyffes Shares (all of which were held by Fyffes plc and its subsidiaries) were in issue and held in treasury. Any Fyffes Shares that are held in treasury will be cancelled on or prior to the Scheme becoming effective in accordance with Part XI of the Companies Act 1990.

4.1 Court Meeting

The Court Meeting has been convened for 10:00 a.m. (Irish time) on September 17, 2014 to enable Scheme Shareholders to consider and, if thought fit, approve the Scheme. At the Court Meeting, voting will be by poll and not a show of hands, and each Holder of Scheme Shares as of the Voting Record Time who is present (in person or by proxy) will be entitled to one vote for each Scheme Share held as of the Voting Record Time for the purposes of sub-paragraph (b) below. In order to conduct business at the Court Meeting a quorum must be present. The presence of three persons, each being a Holder of Fyffes Shares as of the Voting Record Time, a proxy for a Holder of Fyffes Shares as of the Voting Record Time or a duly authorized representative of a corporate Holder of Fyffes Shares as of the Voting Record Time, will constitute a quorum for the transaction of business at the Court Meeting. The approval required at the Court Meeting is that those voting to approve the Scheme must:

(a)	represent a simple majority (being more than 50 percent) in number of those Scheme Shareholders as of the Voting Record Time present and voting in person or by proxy; and
(b)	also represent three-fourths (75 percent) or more in value of the Scheme Shares held by those Scheme Shareholders as of the Voting Record Time present and voting (in person or by proxy).

It is important that, for the Court Meeting, as many votes as possible are cast so that the Irish High Court may be satisfied that there is a fair representation of the opinion of Scheme Shareholders as of the Voting Record Time when it is considering whether to sanction the Scheme. Holders of Fyffes Shares are therefore strongly urged to complete and return a Form of Proxy for the Court Meeting as soon as possible.

4.2 Extraordinary General Meeting

In addition, the EGM has been convened for 10:30 a.m. (Irish time) on September 17, 2014 (or, if later, as soon as possible after the conclusion or adjournment of the Court Meeting). A quorum must be present in order to conduct any business at the EGM. The presence of three persons, each being a Holder of Fyffes Shares as of the Voting Record Time, a proxy for a Holder of Fyffes Shares as of the Voting Record Time or a duly authorized representative of a corporate Holder of Fyffes Shares as of the Voting Record Time, will constitute a quorum for the transaction of business at the EGM. The proposals to be voted upon by the Fyffes Shareholders at the Voting Record Time at the EGM are set out in full under “The Special Meetings of Fyffes Shareholders” beginning on page 54 of this proxy statement/prospectus. EGM resolutions #1 and #2, as described therein, are “special resolutions”, which means that they require the approval of the Holders of at least 75 percent of the votes cast by or on behalf of the Holders of Fyffes Shares as of the Voting Record Time present and voting, either in person or by proxy at the EGM. Resolution #3 is an “ordinary resolution”, which means that it requires the approval of the Holders of at least a majority of the votes cast by or on behalf of the Holders of Fyffes Shares as of the Voting Record Time present and voting, either in person or by proxy at the EGM. The final resolution, resolution #4, is a non-binding advisory resolution which requires the approval of the Holders of at least a majority of the votes cast by or on behalf of the Holders of Fyffes Shares as of the Voting Record Time present and voting, either in person or by proxy. The Combination is conditional on the approval of EGM resolutions #1 through #3 and not resolution #4.

4.3 Court Hearing

Subject to the approval of the resolutions proposed at the Court Meeting, the EGM and the receipt of all necessary regulatory approvals, the Court Hearing is expected to take place in the second half of 2014. Each Fyffes Shareholder is entitled to be represented by counsel or a solicitor (at his or her own expense) at the Court Hearing to support or oppose the sanctioning of the Scheme. The Irish High Court also has discretion to hear from interested parties.

4.4 Forms of Proxy

Scheme Shareholders as of the Voting Record Time have been sent a Form of Proxy for the Court Meeting, and Fyffes Shareholders as of the Voting Record Time have been sent a Form of Proxy for the EGM, respectively. Scheme Shareholders and Fyffes Shareholders are strongly urged to complete and return their Forms of Proxy, as soon as possible and, in any event, no later than 10:00 a.m. (Irish time) on September 15, 2014, in the case of the Form of Proxy for the Court Meeting, and no later than 10:30 a.m. (Irish time) on September 15, 2014, in the case of the Form of Proxy for the EGM. The Form of Proxy for the Court Meeting may also be handed to the Chairman of the Court Meeting, at the Court Meeting on September 17, 2014 and will still be valid. However, in the case of the EGM, the Form of Proxy will be invalid unless it is lodged so as to be received no later than 10:30 a.m. (Irish time) on September 15, 2014.

4.5 Voting Your Ordinary Shares

Scheme Shareholders or Fyffes Shareholders, as applicable, may vote by proxy or in person at the Court Meeting and EGM. A proxy need not be a Fyffes Shareholder. Fyffes recommends that Scheme Shareholders and Fyffes Shareholders submit their proxies even if they plan to attend either or both special meetings. If Scheme Shareholders or Fyffes Shareholders vote by proxy, they may change their vote, among other ways, if they attend and vote at the special meetings.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

If a Scheme Shareholder or Fyffes Shareholder properly completes, signs, dates and returns a Form of Proxy, such shareholder’s shares will be voted in accordance with his, her or its instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If such shareholder signs and returns his, her or its Form of Proxy appointing the Chairman of the meeting as his, her or its proxy but does not provide any instructions as to how the proxy is to vote on a resolution, such shares will be voted with respect to such resolution in accordance with the recommendations of the Fyffes board of directors.

To be valid, Forms of Proxy, which are completed under hand, must be duly signed and lodged with Fyffes registrar, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Sandyford, Dublin 18 by no later than 48 hours before the time set for the applicable meeting or, for the Court Meeting only, handed to the Chairman of the Court Meeting prior to the start of the Court Meeting and, if applicable, must be accompanied by the power of attorney or such other authority (if any) under which they are signed (or a certified copy of such power or authority). Alternatively, a Scheme Shareholder or Fyffes Shareholder may appoint a proxy or proxies electronically by logging on to the website of the registrars, Computershare Investor Services (Ireland) Limited: at www.computershare.ie. Shareholders will be asked to enter their Shareholder Reference Number and PIN Number as printed on their Form of Proxy and agree to certain conditions.

4.6 Voting by CREST Members

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and the EGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST Proxy Instruction must be properly authenticated in accordance with Euroclear UK & Ireland Limited (“EUI”)’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Computershare Investor Services (Ireland) Limited (ID 3RA50) by no later than 48 hours before the time set for the meeting (or if the meeting is adjourned for any reason, 48 hours before the time set for the relevant adjourned meeting). For this purpose, the time of receipt will be taken to be the time

(as determined by the timestamp applied to the message by the CREST Applications Host) from which Computershare Services (Ireland) Limited is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (as amended).

5. STRUCTURE OF SCHEME

It is proposed that, pursuant to the provisions of the Scheme, all Cancellation Shares will be cancelled pursuant to Sections 72 and 74 of the Act and the Transfer Shares will be transferred to ChiquitaFyffes in accordance with the terms of the Scheme.

The reserve arising from the cancellation of the Cancellation Shares will be capitalized and used to issue fully paid New Fyffes Shares to ChiquitaFyffes in place of the Cancellation Shares cancelled pursuant to the Scheme. Following the effective time, Fyffes will be a wholly owned subsidiary of ChiquitaFyffes.

6. BOARD, MANAGEMENT AND EMPLOYEES

6.1 Generally

Upon the Scheme becoming effective, the Fyffes directors shall resign from the board of Fyffes as ChiquitaFyffes may determine to be replaced by such persons as ChiquitaFyffes may nominate with the approval of Fyffes and Chiquita. Also upon the Scheme becoming effective, Chiquita and Fyffes will have the right to appoint six directors each to the board of directors of ChiquitaFyffes with an additional director appointed with the mutual consent of Chiquita and Fyffes. See “The Combination — Board of Directors and Management after the Combination” beginning on page 112 of this proxy statement/prospectus.

6.2 Indemnification and Insurance

Indemnification rights in favor of each of the former and present directors and officers of Fyffes are included in Fyffes articles of association.

Pursuant to the Transaction Agreement, ChiquitaFyffes and Fyffes have agreed to the continuation of certain existing indemnification rights in favor of each of the former and present directors and officers and employees of Fyffes.

6.3 Employment and Benefits Matters

(a)	The Transaction Agreement provides that for a period of one year following the effective time, ChiquitaFyffes will (i) provide to each Fyffes employee and each Chiquita employee no less favorable terms and conditions of employment (excluding any severance benefit) than such Fyffes or Chiquita employee received immediately before the effective time, (ii) provide any Fyffes or Chiquita employee whose employment terminates during the one-year period following the effective time with severance benefits (net of any statutorily required severance) that are no less favorable than the severance benefits which would have applied to such Fyffes or Chiquita employee (if any) immediately prior to the effective time, and (iii) observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable law, that govern the employment of any Fyffes employees or Chiquita employees.

(b)	The Transaction Agreement also contains customary provisions providing for the granting of service credit for the purposes of participation by Fyffes employees or Chiquita employees in any ChiquitaFyffes benefit plans.
(c)	Finally, ChiquitaFyffes acknowledges that the consummation of the Combination will constitute a “change of control” (or similar phrase) under the Fyffes option scheme.

7. FYFFES EQUITY AWARD HOLDERS

7.1 Treatment of Fyffes Options

At the effective time, each outstanding option to purchase Fyffes ordinary shares will be converted into an option to purchase, on the same terms and conditions (provided that each such converted option shall be fully vested as to performance-based conditions but will remain subject to any time-based conditions to exercise) as were applicable to such option immediately prior to the effective time, a number of ChiquitaFyffes ordinary shares determined by multiplying (a) the number of Fyffes ordinary shares subject to the option immediately prior to the effective time by (b) 0.1567, at a per share exercise price (rounded up to the nearest whole cent) determined by dividing (x) the per share exercise price of such Fyffes option immediately prior to the effective time by (y) 0.1567 (rounded down to the nearest whole share). All fractional entitlements with respect to Fyffes ordinary shares subject to options will be disregarded.

To the extent necessary, in the determination of Chiquita and Fyffes, to minimise the risk that such treatment described in the preceding paragraph might cause there to be a change in control under the agreements governing Chiquita’s indebtedness or its benefits plans, Fyffes will cancel the number of Fyffes options as is necessary to prevent that from occurring. In light of this cancellation, the holders will be entitled to receive an amount in cash equal to the difference between (a) the value of an underlying Fyffes ordinary share at the time of the scheme and (b) the exercise price payable pursuant to such Fyffes option, less (c) applicable taxes. In accordance with the terms of the Fyffes 2007 Share Option Scheme, as amended in connection with the Combination, no Fyffes options may be exercised until seven days following consummation of the Combination. A committee of the Fyffes board of directors may, with the prior written consent of a committee composed of one representative from Fyffes and one representative from Chiquita, waive, subject to the limitations contained in the Transaction Agreement, the restriction described in the preceding sentence in respect of all or some Fyffes options.

7.2 Treatment of Fyffes Short Term Incentive Plan

Subject to the approval of the Panel, any awards vested under the Fyffes short term incentive plan shall be paid in cash within one month following the date of vesting and there shall be no deferral of any part of the award into Fyffes Shares.

8. THE FYFFES DIRECTORS AND EXECUTIVE OFFICERS AND THE EFFECT OF THE SCHEME ON THEIR INTERESTS

In considering the recommendation of the Fyffes board of directors, you should be aware that certain directors and executive officers of Fyffes will have interests in the proposed Combination that may be different from, or in addition to, the interests of Fyffes shareholders generally. These interests are described in more detail and quantified below. Save as described below, the effect of the Scheme on the interests of the directors of Fyffes does not differ from its effect on the like interests of other persons. The Fyffes board of directors was aware of these interests and considered them when it evaluated, negotiated and approved the Transaction Agreement and in making its recommendations to the shareholders of Fyffes.

8.1 Equity Interests

(a)	The interests of the directors of Fyffes in the share capital of Fyffes and in the Fyffes Share Option Schemes are set out in paragraphs 5.2(a) and 5.2(b) of Part 4 of this proxy statement/prospectus.
(b)	Pursuant to the Transaction Agreement, the equity awards held by the directors of Fyffes will be treated as described in the preceding paragraph 7 captioned “Fyffes Equity Award Holders”.

(c)	David McCann is one of the sons of Mrs. Mary McCann who has indirect control of the corporation which is the majority shareholder of Balkan Investment Company. Balkan Investment Company and certain of its subsidiaries hold 37,238,334 ordinary shares in Fyffes. Mrs. Mary McCann owns 1,000 ordinary shares in Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, These shareholdings represent an aggregate beneficial ownership of 12.8% of Fyffes.

8.2 Individual Agreements

(a)	The Transaction Agreement provides that upon the Scheme becoming effective and to the extent such individuals continue to serve as officers of Fyffes, ChiquitaFyffes shall take all actions as may be necessary to appoint the following individuals to the respective positions indicated below:

David McCann	Chief Executive Officer
Tom Murphy	Chief Financial Officer
Coen Bos	Chief Operating Officer — Fresh Fruit

The Transaction Agreement provides that ChiquitaFyffes shall offer employment, effective as of the Scheme becoming effective, to David McCann, Tom Murphy and Coen Bos. The terms of these offers are described on pages 107 and 108 of this proxy statement/prospectus.

(b)	The payment to Fyffes executive officers of an annual bonus with respect to 2014 at the target level of performance (if the Combination is completed in 2014) or the payment to Fyffes executive officers of an annual bonus with respect to 2015 at the target level of performance if the Combination is completed in 2015, in which case the 2014 bonus will be based on actual achievement of the applicable 2014 target level of performance.
(c)	Save as disclosed above the total emoluments receivable by the directors of Fyffes will not be varied automatically as a consequence of the Combination.

8.4 Indemnification and Insurance

Pursuant to the terms of the Transaction Agreement, the current and former directors and executive officers of Fyffes or any of its subsidiaries will be entitled to certain ongoing indemnification and coverage for six years after the effective time. See “The Transaction Agreement — Covenants and Agreements — Directors’ and Officers’ Indemnification and Insurance” beginning on page 150 of this proxy statement/prospectus.

9. TAXATION

This is a summary of the material Irish and UK tax considerations for Irish Holders (as defined below) and UK Holders (as defined below) respectively in respect of the receipt of ChiquitaFyffes ordinary shares under the Scheme based on Irish and UK taxation laws and our understanding of the practices of the Irish Revenue Commissioners and HM Revenue & Customs currently in force in Ireland and the UK and may be subject to change. It deals with Irish and UK Holders who beneficially own their Fyffes ordinary shares as an investment. Particular rules not discussed below may apply to certain classes of taxpayers holding Fyffes ordinary shares, such as dealers in securities, collective investment schemes, insurance companies, trusts, persons who hold more than 5 per cent of the share capital or voting rights of Fyffes, persons who have acquired Fyffes ordinary shares by reason of their, or another’s employment, etc. Scheme Shareholders should consult their professional advisers on the tax implications of the Scheme under the laws of their country of residence, citizenship or domicile. If you are in doubt as to your tax position or are subject to tax in a jurisdiction other than Ireland or the UK, you should consult an appropriate professional adviser without delay.

9.1 Irish Taxation for Scheme Shareholders

This summary applies to Scheme Shareholders of Fyffes ordinary shares that (i) beneficially own Fyffes Shares; and (a) in the case of individual holders, are resident, ordinarily resident and domiciled in Ireland for the purposes of Irish tax law; or (b) in the case of holders that are companies, are resident in Ireland for the purposes of Irish tax law; and (ii) are not considered resident in any country other than Ireland for the purposes of any double taxation agreement entered into by Ireland (“Irish Holders”).

For the purposes of Irish taxation of capital gains and corporation tax on chargeable gains (as appropriate) (“Irish CGT”):

(a)	the receipt of ChiquitaFyffes ordinary shares pursuant to the Scheme should be treated as a reorganisation of the Fyffes share capital;
(b)	the effect should be that an Irish Holder’s holding of ChiquitaFyffes ordinary shares received pursuant to the Scheme should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Fyffes ordinary shares held by that Irish Holder immediately prior to the Scheme;
(c)	the sale, on behalf of relevant Irish Holders, of fractional entitlements may constitute a part disposal for CGT purposes and a liability to CGT may arise. However, where the relevant amount involved is small and the Irish Holder agrees, the amount of any payment received by the Irish Holder may be deducted from the base cost of the ChiquitaFyffes ordinary shares received pursuant to the Scheme; and
(d)	Fyffes shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade carried on by such shareholders through an Irish branch or agency will not be within the charge to Irish tax on chargeable gains on the cancellation of their Fyffes ordinary shares, or on receipt of ChiquitaFyffes ordinary shares pursuant to the Scheme.

9.2 UK Taxation for Scheme Shareholders

This summary applies to holders of Fyffes ordinary shares that (i) beneficially own Fyffes Shares; and (a) in the case of individual holders, are resident and domiciled in the UK for the purposes of UK tax law; or (b) in the case of holders that are companies, are resident in UK for the purposes of UK tax law; and (ii) are not considered resident in any country other than the UK for the purposes of any double taxation agreement entered into by the UK (“UK Holders”).

Taxation of Income

The Scheme should not be treated as involving a distribution subject to UK tax as income.

Taxation of Chargeable Gains

The Scheme should be treated as a scheme of reconstruction for the purposes of UK taxation of chargeable gains. Accordingly, a UK Holder owning 5 per cent or less of the issued share capital of Fyffes who receives ChiquitaFyffes ordinary shares pursuant to the Scheme should be treated as not having made a disposal of Fyffes Shares. Instead, “roll over” treatment should apply, which means that the ChiquitaFyffes ordinary shares should be treated as the same asset as the Fyffes Shares in respect of which they are issued and treated as acquired at the same time as those Fyffes Shares, and for the same acquisition cost.

A subsequent disposal of ChiquitaFyffes ordinary shares may, depending on the UK Holder’s circumstances, give rise to a liability to UK taxation of chargeable gains.

The sale, on behalf of relevant UK Holders, of fractional entitlements may constitute a part disposal for purposes of UK taxation of chargeable gains and a liability to Capital Gains Tax or corporation tax on chargeable gains may arise. However, where the relevant amount is small as compared with the value of the ChiquitaFyffes ordinary shares held by the UK Holder, the amount of any payment received by the UK Holder should be deducted from the base cost of the ChiquitaFyffes ordinary shares received pursuant to the Scheme.

Transactions in Securities

Although no application for clearance has been made to HM Revenue & Customs under section 701 of the Income Tax Act 2007 in respect of the Scheme, UK Holders should not be subject to a counteracting tax assessment under the transactions in securities rules in sections 682 et seq. of the Income Tax Act 2007 by reference to the Scheme.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or SDRT should be payable by UK Holders on the issue of the ChiquitaFyffes ordinary shares or the cancellation of the Fyffes Shares.

9.3 Miscellaneous

No Irish stamp duty should be payable by Scheme Shareholders on the issue of the ChiquitaFyffes Shares or the cancellation of the Fyffes ordinary shares.

Any holder of Fyffes Shares who has any doubt about his own taxation position or who is subject to taxation in any jurisdiction other than Ireland is strongly recommended to consult his or her independent professional adviser immediately.

Scheme Shareholders should also refer to “Tax Consequences of the Combination” beginning on page 121 of this proxy statement/prospectus for a description of the material Irish and UK tax consequences of the Combination.

10. SETTLEMENT, LISTING AND DEALINGS

If the Scheme is approved by the High Court, a request will be made to the Irish Stock Exchange and the London Stock Exchange to cancel the trading in Fyffes Shares on the ESM and AIM respectively with effect from the close of business on the business day immediately prior to the Effective Date. The last day of dealings in Fyffes Shares on the Irish Stock Exchange and the London Stock Exchange will be the last business day before the Effective Date. No transfers of Fyffes Shares (other than transfers to ChiquitaFyffes) will be registered after the Scheme Record Time. Upon the Scheme becoming effective, share certificates in respect of Fyffes Shares will cease to be of value and should, if so requested by Fyffes or its agents, be sent to Fyffes for cancellation. ChiquitaFyffes has appointed the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration to Scheme Shareholders. The ChiquitaFyffes ordinary shares are expected to be listed on the New York Stock Exchange under the symbol “CQF.” ChiquitaFyffes is also in discussions with the Irish Stock Exchange regarding the possibility of obtaining a secondary listing for the ChiquitaFyffes ordinary shares on a market operated by the Irish Stock Exchange.

10.1 Consideration

Subject to the Scheme becoming effective, settlement of the consideration to which any Scheme Shareholder is entitled under the Combination will be effected within 14 days of the Effective Date by ChiquitaFyffes allotting and issuing the ChiquitaFyffes Consideration Shares to or for the benefit of the persons entitled thereto, unless otherwise properly directed by the person entitled thereto.

10.2 Fyffes shares in uncertificated form

Where, at the Scheme Record Time, a Fyffes Shareholder holds Fyffes Shares in uncertificated form, the ChiquitaFyffes Consideration Shares to which such Fyffes Shareholder is entitled will, except as specified below, be deposited in DTC and allotted and issued to Cede & Co for the benefit of the persons entitled thereto, save that ChiquitaFyffes reserves the right to settle all or any part of the ChiquitaFyffes Consideration Shares referred to in this paragraph 10.2 for all or any Fyffes Shareholder(s) in the manner referred to in paragraph 10.3 below, if, for any reason, it wishes to do so.

10.3 Fyffes shares in certificated form

Where, at the Scheme Record Time, a Fyffes Shareholder holds Fyffes Shares in certificated form, settlement of any ChiquitaFyffes Consideration Shares will be settled as follows:

(a)	Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Permitted Jurisdiction will be mandatorily entered into the CSN Facility unless they opt out. The Corporate Nominee will be the holder of record in respect of the ChiquitaFyffes Consideration Shares which will be deposited in DTC in respect of such Fyffes Shareholders and the Corporate Nominee will hold such ChiquitaFyffes Consideration Shares in accordance with the terms of the CSN Facility.

(b)	Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Restricted Jurisdiction will, to the extent permissible in accordance with applicable Law and not (in the reasonable opinion of Chiquita and Fyffes) unduly onerous for any reason, be issued ChiquitaFyffes Consideration Shares directly or, if not permissible or if unduly onerous, have their ChiquitaFyffes Consideration Shares sold and the proceeds net of dealing costs remitted to them.

10.4 Fyffes shares held through the Fyffes APSS

Fyffes Shares which are held through the Fyffes APSS will be mandatorily entered into the CSN Facility. The CSN will be the holder of record in respect of the ChiquitaFyffes Consideration Shares which will be deposited in DTC in respect of the Fyffes Shares held through the Fyffes APSS and the CSN will hold such ChiquitaFyffes Consideration Shares in accordance with the terms of the CSN Facility.

10.5 General

(a)	Fractional entitlements to ChiquitaFyffes Consideration Shares will be aggregated and sold in the market by the Exchange Agent with any sale proceeds being distributed in cash pro rata to the Scheme Shareholders whose fractional entitlements have been sold.
(b)	Except where a valid election has been made for payment to be made in euro, all payments shall be made in U.S. dollars ($). Where a valid election has been made for payment to be made in euro, the amount of the payment shall be calculated by reference to an appropriate exchange rate as determined by ChiquitaFyffes (less any fees for conversion).
(c)	ChiquitaFyffes has confirmed that, except as provided for in the Scheme or otherwise with the consent of the Panel, any payment that a Fyffes Shareholder is entitled to receive from ChiquitaFyffes will be implemented in full without regard to any lien, right of set-off, counterclaim or other analogous right to which ChiquitaFyffes may be, or claim to be, entitled against any such Fyffes Shareholder.
(d)	All documents and remittances sent to Scheme Shareholders (or in accordance with their directions) will be dispatched at their own risk.
(e)	Unless a valid election has been made for payment to be made in euro, it is intended that all cheques issued by the Exchange Agent shall be drawn on a bank designated by ChiquitaFyffes. Where a valid election has been made for payment to be made in euro, cheques issued by the Exchange Agent shall be drawn on a clearing bank in Ireland.

10.6 Certain Effects of the Scheme

At the completion of the Combination, which is expected in the second half of 2014, Chiquita and Fyffes will be combined under a new company incorporated in Ireland, where Fyffes is incorporated today, that will be named ChiquitaFyffes plc. ChiquitaFyffes Ordinary Shares allotted and issued to former Scheme Shareholders will rank equally in all respects with the existing ChiquitaFyffes Ordinary Shares and will be entitled to receive any dividends or other distributions declared or paid by ChiquitaFyffes in respect of ChiquitaFyffes Ordinary Shares with a record date on or after the date of their issue. Accordingly, former Scheme Shareholders will have an opportunity to share in the future earnings, dividends or growth, if any, of ChiquitaFyffes.

11. OVERSEAS SHAREHOLDERS

As regards overseas shareholders, the Combination may be affected by the laws of the relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. It is the responsibility of overseas shareholders to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

This explanatory statement has been prepared for the purposes of complying with the laws of Ireland and the Irish Takeover Rules, and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Ireland.

Overseas shareholders are encouraged to consult their local tax advisor.

12. ACTION TO BE TAKEN

Please refer to “The Special Meetings of Fyffes Shareholders” beginning on page 54 of this proxy statement/prospectus for a summary of the actions to be taken.

13. FURTHER INFORMATION

Your attention is drawn to the conditions and further terms of the Combination set out in the remaining parts of this document, all of which form part of this document.

PART 3 — THE SCHEME OF ARRANGEMENT

No. 2014/368 COS (2014/119 COM)

THE HIGH COURT
IN THE MATTER OF FYFFES PLC
AND IN THE MATTER OF THE COMPANIES ACTS 1963 TO 2013
SCHEME OF ARRANGEMENT
(UNDER SECTION 201 OF THE COMPANIES ACT 1963)
BETWEEN
FYFFES PUBLIC LIMITED COMPANY
AND
THE HOLDERS OF THE SCHEME SHARES
(AS HEREINAFTER DEFINED)

PRELIMINARY

(A)	In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

“Act,” the Company Act 1963;

“Business Day,” any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorized or required by law or executive order to be closed;

“Cancellation Record Time,” 10:00 p.m. (Irish time) on the day before the Irish High Court hearing to sanction the Scheme;

“Certificated Holder(s),” a Fyffes Shareholder (other than those with a registered address in the United States or in any other CSN Restricted Jurisdiction) who holds his Fyffes Shares in certificated form;

“Chiquita,” Chiquita Brands International Inc., a company incorporated in New Jersey, United States of America;

“ChiquitaFyffes,” ChiquitaFyffes public limited company, a public limited company incorporated in Ireland with registered number 540116 and having its registered office at Riverside One, Sir John Rogerson’s Quay, Dublin 2;

“ChiquitaFyffes Consideration Shares,” the ChiquitaFyffes Ordinary Shares proposed to be issued and credited as fully paid to Scheme Shareholders pursuant to the Scheme and forming the Scheme Consideration;

“ChiquitaFyffes Ordinary Shares,” the ordinary shares of US$0.01 each in the capital of ChiquitaFyffes;

“Circular,” the document dated August 6, 2014 on a Registration Statement on Form S-4 sent by Fyffes to Fyffes Shareholders (and for information only, to Fyffes Equity Award Holders) of which this Scheme forms part;

“Code,” means the U.S. Internal Revenue Code of 1986, as amended;

“Combination,” the proposed combination of Chiquita and Fyffes to create ChiquitaFyffes pursuant to the Scheme and the Merger;

“Corporate Nominee,” the company appointed by ChiquitaFyffes to hold ChiquitaFyffes Consideration Shares on behalf of Scheme Shareholders who hold their Fyffes Shares in certificated form;

“Court Meeting,” the meeting or meetings of the Scheme Shareholders (and any adjournment thereof) convened by order of the Irish High Court pursuant to Section 201 of the Act to consider and, if thought fit, sanction the Scheme (with or without amendment);

“Court Order,” the order or orders of the Irish High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of share capital which forms part of it under Sections 72 and 74 of the Act;

“CREST,” the relevant system (as defined in the CREST Regulations) in respect of which EUI is the Operator (as defined in the CREST Regulations);

“CRESTCo,” CRESTCo Limited;

“CREST Manual,” the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, CREST CCSS Operations Manual, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);

“CREST Regulations,” the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996 (SI No. 68 of 1996 of Ireland), as from time to time amended;

“CSN Facility,” the facility under which the CSN holds ChiquitaFyffes CDIs on behalf of holders of Certificated Holders and provides certain other services;

“CSN Permitted Jurisdiction,” each jurisdiction which is agreed with the Exchange Agent to be a jurisdiction in which participation in the CSN Facility is permitted;

“CSN Restricted Jurisdiction,” any jurisdiction that is not a CSN Permitted Jurisdiction;

“Designated Shares,” means the seven Fyffes Shares to be held by nominees appointed by ChiquitaFyffes on behalf of ChiquitaFyffes, in each case from a date prior to the date on which the Court Meeting is held;

“DTC,” The Depositary Trust Company;

“EUI,” Euroclear UK & Ireland, Limited;

“Effective Date,” the date on which this Scheme becomes effective in accordance with its terms;

“Exchange Agent,” a company appointed by ChiquitaFyffes (and reasonably acceptable to Fyffes) to act as exchange agent for the settlement of the ChiquitaFyffes Consideration Shares;

“Extraordinary General Meeting” or “EGM,” the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be held as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Forms of Proxy,” the Form of Proxy for the Court Meeting, and the Form of Proxy for the EGM, as the context may require;

“Fyffes,” Fyffes plc incorporated in Ireland with registered number 73342 and having its registered address at 29 North Anne Street, Dublin 7, Ireland;

“Fyffes Exchange Fund,” all ChiquitaFyffes Consideration Shares deposited with the Exchange Agent pursuant to Clause 4.1;

“Fyffes Equity Award Holders,” the holders of Fyffes Options and/or Fyffes Share Awards;

“Fyffes Option,” an option to subscribe for Fyffes Shares;

“Fyffes Share Award,” any award denominated in Fyffes Shares, other than a Fyffes Option;

“Fyffes Shareholders,” the holders of Fyffes Shares;

“Fyffes Shares,” the ordinary shares of €0.06 each in the capital of Fyffes;

“Holder,” in relation to any Fyffes Share, the Member whose name is entered in the Register of Members as the holder of the share, and “Joint Holders” shall mean the Members whose names are entered in the Register of Members as the joint holders of the share, and includes any person(s) entitled by transmission;

“Irish High Court,” the High Court of Ireland;

“Members,” members of Fyffes on its Register of Members at any relevant date (and each a “Member”);

“Merger,” the merger of Chicago Merger Sub, Inc. with and into Chiquita;

“New Fyffes Shares,” the ordinary shares of €0.06 each in the capital of Fyffes to be issued credited as fully paid up to ChiquitaFyffes or its nominee (to be held on bare trust);

“Reduction of Capital,” the reduction of the share capital of Fyffes by the cancellation of the Cancellation Shares to be effected as part of the Scheme as referred to in Clause 1.1 of this Scheme;

“Register of Members,” the register of members maintained by Fyffes pursuant to the Act;

“Registrar,” the Registrar of Companies in Dublin, Ireland;

“Restricted Jurisdiction,” any jurisdiction in relation to which Fyffes is advised that the release, publication or distribution of the Circular or the related Forms of Proxy or the allotment and issue of ChiquitaFyffes Consideration Shares, would or might infringe the laws of that jurisdiction or would or might require compliance with any governmental or other consent or any registration, filing or other formality that Fyffes is unable to comply with or regards as unduly onerous to comply with;

“Restricted Overseas Shareholder,” a Scheme Shareholder (including an individual, partnership, unincorporated syndicate, limited liability company, unincorporated organization, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any Scheme Shareholder whom Fyffes believes to be in, or resident in, a Restricted Jurisdiction;

“Scheme” or “Scheme of Arrangement,” the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act with or subject to any modifications, additions or conditions approved or imposed by the Irish High Court and agreed to by Chiquita, ChiquitaFyffes and Fyffes;

“Scheme Consideration,” the ChiquitaFyffes Consideration Shares;

“Scheme Record Time,” 10:00 p.m. (Irish time) on the day before the Effective Date;

“Scheme Shareholder,” a Holder of Scheme Shares;

“Scheme Shares,” the Cancellation Shares and the Transfer Shares;

“Transfer Shares,” Fyffes Shares issued at or after the Cancellation Record Time and before the Scheme Record Time excluding, for the avoidance of doubt, the Designated Shares and Treasury Shares;

“Treasury Shares,” any shares held in Fyffes by Fyffes and/or any of its subsidiaries;

“Uncertificated” or “in uncertificated form,” recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which may be transferred by means of CREST;

“UK CREST,” the relevant system (as defined in the UK Regulations) in respect of which Euroclear is the Operator (as defined in the UK Regulations);

“UK Regulations,” the Uncertificated Securities Regulations 2001 (SI 2001/3755 of the United Kingdom;

“US” or “United States,” the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US$,” “$” or “USD,” United States dollars, the lawful currency of the United States of America;

“Voting Record Time,” 6.00 p.m. (Irish time) on September 15, 2014, or if the Court Meeting is adjourned, 6.00 p.m. (Irish time) on the day two days before the day set for the adjourned meeting;

and references to Clauses are to Clauses of this Scheme.

(B)	The authorized share capital of Fyffes at the date of this Scheme is €45,000,000 divided into 750,000,000 ordinary shares of €0.06 each. As of August 4, 2014, 297,659,807 Fyffes Shares in the share capital of Fyffes (excluding Treasury Shares) have been issued and are credited as fully paid and the remainder are unissued.
(C)	As of the close of business on the date of the Cancellation Record Time, ChiquitaFyffes (and/or its nominees) owned the Designated Shares.
(D)	Chiquita and ChiquitaFyffes have agreed to appear by counsel on the hearing of the petition to sanction this Scheme and to submit thereto. Chiquita, Fyffes and ChiquitaFyffes undertake to the Irish High Court to be bound by and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it or them for the purpose of giving effect to this Scheme.
(E)	Fyffes will cancel all Treasury Shares on or prior to the Effective Date in accordance with Part XI of the Companies Act 1990.

THE SCHEME

1.	Cancellation of the Cancellation Shares
1.1	Pursuant to sections 72 and 201 of the Act and Article 49 of the articles of association of Fyffes, the issued share capital of Fyffes shall be reduced by cancelling and extinguishing all of the Cancellation Shares without thereby reducing the authorized share capital of Fyffes.
1.2	Forthwith and contingently upon the Reduction of Capital taking effect:
(a)	the issued share capital of Fyffes shall be increased to its former amount by the allotment and issue to ChiquitaFyffes or its nominee (to be held on bare trust) of such number of New Fyffes Shares in the capital of Fyffes as shall be equal to the number of Cancellation Shares, with each such New Fyffes Share having the same rights as the Cancellation Shares so cancelled; and
(b)	the reserve arising in the books of account of Fyffes as a result of the said Reduction of Capital shall be capitalised and applied in paying up in full at par the New Fyffes Shares allotted pursuant to Clause 1.2(a), which shall be allotted and issued credited as fully paid to ChiquitaFyffes or its nominee (to be held on bare trust).
1.3	New Fyffes Shares allotted and issued to ChiquitaFyffes or its nominee (to be held on bare trust) pursuant to Clause 1.2(b) shall be credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever.
2.	Acquisition of Transfer Shares

Contingently upon and immediately following the cancellation of the Cancellation Shares becoming effective in accordance with the terms of this Scheme, the allotment of the New Fyffes Shares referred to in Clause 1.2(a) of this Scheme and the registration of such New Fyffes Shares in the name of ChiquitaFyffes or its nominee (to be held on bare trust for ChiquitaFyffes), ChiquitaFyffes shall automatically, and without any further action required, acquire the Transfer Shares (including the legal and beneficial interest therein) of each Holder appearing in the Register of Members at the Scheme Record Time as the Holder of Transfer Shares fully paid, free from all liens, equities, charges, encumbrances and other interests and together with all and any rights at the date this Scheme becomes effective or thereafter attached thereto including voting rights and the right to receive and retain in full all dividends and other distributions declared, paid or made thereon, on or after the Effective Date.

3.	Consideration for the Cancellation Shares, the Transfer Shares and the allotment of the New Fyffes Shares
3.1	In consideration for the cancellation of the Cancellation Shares pursuant to Clause 1.1, the transfer of the Transfer Shares pursuant to Clause 2 and the allotment and issue of the New Fyffes Shares as provided in Clause 1.2, ChiquitaFyffes shall allot and issue credited as fully paid, in accordance with the provisions of Clause 4 below, for the benefit of each Scheme Shareholder (as appearing on the Register of Members at the Scheme Record Time):

for each Scheme Share: 0.1567 of a ChiquitaFyffes Consideration Share.

The ChiquitaFyffes Consideration Shares shall rank equally in all respects with the existing or to-be-issued ChiquitaFyffes Consideration Shares and shall be entitled to receive any dividends or other distributions declared or paid by ChiquitaFyffes in respect of ChiquitaFyffes Consideration Shares with a record date on or after the date of their issue.

3.2	Except as may be specified, the ChiquitaFyffes Consideration Shares will be deposited in DTC.
3.3	None of Chiquita, ChiquitaFyffes or Fyffes shall be liable to any Scheme Shareholder for any cash payment, dividends or distributions with respect to Scheme Shares delivered to a public official in compliance with any abandoned property, escheat or law permitting attachment of money or property or similar law.

3.4	Any dividends and other distributions payable before the Effective Date in respect of any Cancellation Shares or any Transfer Shares shall accrue to the benefit of the relevant Scheme Shareholders by reference to the record date for such dividend or distribution.
4.	Settlement of Consideration
4.1	Not later than 14 days after the Effective Date, the ChiquitaFyffes Consideration Shares shall be allotted and issued to or for the benefit of the Scheme Shareholders credited as fully paid and free from all liens, charges, encumbrances, rights of pre-emption and any other third party rights of any nature whatsoever. Chiquita has appointed the Exchange Agent to effect the technical implementation of the settlement of the Scheme Consideration. For this purpose, ChiquitaFyffes shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Scheme Shareholders evidence of shares in book-entry form representing the aggregate ChiquitaFyffes Consideration Shares.
4.2	ChiquitaFyffes shall allot and issue the ChiquitaFyffes Consideration Shares which it is required to allot and issue to or for the benefit of the persons entitled thereto in accordance with Clause 3.1, unless otherwise properly directed by the person entitled thereto.
4.3	Any portion of the Fyffes Exchange Fund which has not been transferred to Scheme Shareholders as of the one-year anniversary of the Effective Date shall be delivered to ChiquitaFyffes or its designee, upon demand, and the ChiquitaFyffes Consideration Shares included therein shall be sold at the best price reasonably obtainable at the time. Any Scheme Shareholder who has not informed the Exchange Agent of its chosen method of delivery of the ChiquitaFyffes Consideration Shares prior to the one-year anniversary of the Effective Date shall thereafter look only to ChiquitaFyffes for payment of such holder’s claim for the ChiquitaFyffes Consideration Shares (subject to abandoned property, escheat or other similar applicable Laws).
4.4	None of Chiquita or Fyffes or ChiquitaFyffes or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any ChiquitaFyffes Consideration Shares (or dividends or distributions with respect thereto) from the Fyffes Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
4.5	Each mandate in force on the Effective Date relating to the payment of dividends or other distributions on any Scheme Shares and other instructions given to Fyffes by Holders shall, unless notice of revocation of such instructions is received by the Exchange Agent prior to the Scheme Record Time, be deemed to be an effective mandate or instruction to ChiquitaFyffes to pay and dispatch the Scheme Consideration payable under Clause 2 in accordance with such mandate.
5.	Fractional Entitlements
5.1	The aggregate number of ChiquitaFyffes Consideration Shares to which a Scheme Shareholder is entitled under Clause 3 shall, in each case, be rounded down to the nearest whole number.
5.2	No fractional entitlement of a ChiquitaFyffes Consideration Share shall be allotted to any Scheme Shareholder but all fractions of ChiquitaFyffes Consideration Shares to which Scheme Shareholders would otherwise be entitled shall be aggregated and sold in the market after the Effective Date and the net proceeds of such sale shall be paid in cash (in dollars) to the relevant Scheme Shareholders in accordance with what otherwise would have been their respective fractional entitlements.
5.3	Payment of amounts to which a Scheme Shareholder is entitled under this Clause will be made no later than 14 days after the Effective Date:
(a)	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, by the delivery to the holder of a cheque for the relevant amount payable in accordance with this clause 5 of the Scheme; or
(b)	in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, by ChiquitaFyffes ensuring that an assured payment obligation in respect of the relevant sum payable to the holder is created in accordance with the CREST assured payment arrangements, provided that ChiquitaFyffes reserves the right to make payment of the said sums by cheque if, for any reason, it wishes to do so.
5.4	All despatches of cheques required to be made pursuant to this Scheme shall be effected by sending the same through the post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of Fyffes at the Scheme Record Time (or, in the case of joint holders, at the registered address as appearing in the said register at such time of that one of the joint holders whose name then stands first in the said register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither Fyffes nor ChiquitaFyffes shall be responsible for any loss or delay in the transmission of any cheques sent in accordance with this sub-clause, which shall be sent at the risk of the persons entitled thereto. All cheques shall be made payable to the holder or, in the case of joint holders, to the first named holder of the Scheme Shares concerned and the encashment of any such cheque shall be a complete discharge to the Company and ChiquitaFyffes for the moneys represented thereby. The provisions of this Clause shall take effect subject to any condition or prohibition imposed by law.
5.5	ChiquitaFyffes and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Scheme to any Scheme Shareholder such amounts as ChiquitaFyffes or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by ChiquitaFyffes or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Scheme as having been paid to the person to whom such consideration would otherwise have been paid.
6.	Certificates for Scheme Shares

With effect from the Effective Date:

6.1	All certificates representing Scheme Shares shall cease to have effect as documents of title to the shares comprised therein and every holder thereof shall be bound at the request of Fyffes to deliver up such certificate(s) to Fyffes or as it may direct;
6.2	EUI shall be instructed to disable the entitlements to Scheme Shares of Holders of Scheme Shares in uncertificated form.
7.	Restricted Jurisdiction and Restricted Overseas Shareholder
7.1	The provisions of Clauses 2, 3, 4, 5 and 6 shall be subject to any prohibition or condition imposed by law. Fyffes may in its sole discretion determine that the ChiquitaFyffes Consideration Shares will not be available in any Restricted Jurisdiction and/or that any Restricted Overseas Shareholder will not be entitled to require that the ChiquitaFyffes Consideration Shares be registered in his/her name with an address in such jurisdiction.
7.2	Notwithstanding the provisions of Clause 4, Scheme Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Restricted Jurisdiction will, to the extent permissible in accordance with applicable Law and not (in the reasonable opinion of Chiquita and Fyffes) unduly onerous for any reason, be issued ChiquitaFyffes Consideration Shares directly or, if not permissible or if unduly onerous, have their ChiquitaFyffes Consideration Shares sold and the proceeds net of dealing costs remitted to them.
7.3	Fyffes retains the right to permit the release, publication or distribution of the Circular or the Forms of Proxy to any Restricted Overseas Shareholder who satisfies Fyffes (in its sole discretion) that doing so will not infringe the laws of the relevant Restricted Jurisdiction or require compliance with any governmental or other consent or any registration, filing or other formality that Fyffes is unable to comply with or regards as unduly onerous to comply with.

8.	The Effective Date
8.1	This Scheme shall become effective as soon as an office copy of the Court Order and a copy of the minutes required by Section 75 of the Act shall have been duly delivered by the Company to the Registrar for registration and registered by him, all of which deliveries shall be subject to Clause 8.3.
8.2	The Combination will be conditional upon the Scheme becoming effective and unconditional by not later than March 10, 2015 (or June 10, 2015, in certain circumstances if the only outstanding conditions relate to anti-trust approval of certain other conditions) or (in either case) earlier if required by the Panel or later if the parties agree and (if required) the Panel consents and (if required) the Irish High Court allows.
8.3	Fyffes, Chiquita and ChiquitaFyffes have agreed that in certain circumstances the necessary actions to seek sanction of this Scheme may not be taken.
9.	Modification

Fyffes, Chiquita and ChiquitaFyffes may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or any condition that the Irish High Court may approve or impose.

10.	Costs

Fyffes is authorized and permitted to pay all of its costs and expenses relating to the negotiation, preparation, approval and implementation of this Scheme.

11.	Governing Law

The Scheme shall be governed by, and construed in accordance with, the laws of Ireland and Fyffes and the Scheme Shareholders hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

Dated: August 6, 2014

PART 4 — ADDITIONAL INFORMATION
(as required by the Irish Takeover Rules)

1. Responsibility

1.1	The directors of Chiquita accept responsibility for the information contained in this document, other than that relating to Fyffes, the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
1.2	The directors of Fyffes accept responsibility for the information contained in this document relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Fyffes (who have taken all reasonable care to ensure such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors and Registered Office

2.1 The Chiquita directors are:

Kerrii B. Anderson	Chairwoman
Edward F. Lonergan	Director
Howard W. Barker, Jr.	Director
Clare M. Hasler-Lewis	Director
Craig E. Huss	Director
Jeffrey N. Simmons	Director
Steven P. Stanbrook	Director
Ronald V. Waters III	Director

Chiquita’s Corporate Headquarters are located at 550 South Caldwell Street, Charlotte, North Carolina 28202, USA.

2.2 The Fyffes directors are:

David McCann	Chairman
Coen Bos	Director
Thomas G Murphy	Director
Robert Johnston	Director
John Declan McCourt	Director
James O’Dwyer	Director
Jim O’Hara	Director

Fyffes registered office is 29 North Anne Street, Dublin 7, Ireland and its website address is www.fyffes.com.

3. Certain Financial Effects of the Scheme

3.1	The following table shows certain financial effects for a holder of Fyffes Shares should the Scheme become effective; in particular the effect on such shareholder’s capital and income position as a Fyffes shareholder. This table disregards any tax related matters. In particular, it disregards the tax consequences of holding Fyffes Shares and ChiquitaFyffes ordinary shares, as well as the tax consequences of the cancellation of Fyffes Shares should the Scheme become effective. This table is for illustrative purposes only and is made on the bases and assumptions set out in the notes below, assuming that the Scheme becomes effective.

(a)	Capital value

	Notes	$
Market value of a Fyffes Share	1	1.24
Market value of 0.1567 ChiquitaFyffes Shares	2	1.50
Increase in capital value		0.26
This represents an increase of approximately		21%
(b)	Gross income

	Notes	$
Gross dividend income from a Fyffes Share	3	2.92
Gross dividend from 0.1567 ChiquitaFyffes Shares	4,5	0
Increase in gross income		N/A
This represents an increase of approximately		N/A

Notes:

1.	Based on the closing share price of €0.89 per Fyffes Share on March 7, 2014, being the last trading day before the Rule 2.5 Announcement of the Combination and a euro/US dollar exchange rate of 1.39.
2.	Based on the closing share price of $9.60 per Chiquita Share on August 4, 2014, being the last practicable day before the printing of this proxy statement/prospectus.
3.	In respect of 2013 and based on a euro/US dollar exchange rate of 1.39.
4.	The gross dividend income from ChiquitaFyffes Shares is based on Chiquita’s historical dividend policy.
5.	ChiquitaFyffes does not expect to pay dividends for the foreseeable future. The determination to pay dividends in the future will be subject to the ongoing review of the board of directors of ChiquitaFyffes.

In this paragraph 4 and for the purpose of this Part 4 generally, “Offer Period” means the period commencing on 10 March 2014 (the date of the Rule 2.5 Announcement) and ending on the earlier of the date on which the Scheme becomes effective or the date on which the Scheme lapses or is withdrawn (or such other date as the Panel may decide or the Irish Takeover Rules prescribe).

4. Market Quotations

The following table shows the closing price of relevant Chiquita securities and relevant Fyffes securities as derived from the NYSE with respect to Chiquita and the ESM and AIM with respect to Fyffes (i) on the first dealing day in each of the six months prior to the date of this proxy statement/prospectus; (ii) on March 7, 2014 (the last business day prior to the commencement of the Offer Period); and (iii) at the close of business on the latest practicable date prior to the printing of this proxy statement/prospectus.

Date	Chiquita Shares of Common Stock	Fyffes Ordinary Shares (ESM)	Fyffes Ordinary Shares (AIM)
January 2, 2014	11.84	0.846	0.7100
February 3, 2014	10.16	0.898	0.7300
March 3, 2014	10.70	0.890	0.7350
March 7, 2014	10.84	0.890	0.7500
April 1, 2014	12.40	1.315	1.0850
May 1, 2014	11.55	1.1840	0.9750
June 3, 2014	10.24	1.1020	0.9050
July 1, 2014	10.79	1.1600	0.9300
August 4, 2014	9.60	1.0550	0.8800

5. Shareholders and Dealings

5.1	For the purposes of this paragraph 5:
(a)	two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at:
(i)	either:
(A)	the acquisition by any one or more of them of securities in the relevant company concerned; or
(B)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or
(ii)	either:
(A)	acquiring control of the relevant company concerned; or
(B)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing in such securities;
(c)	connected fund manager means a fund manager controlled by, controlling or under the same control as Fyffes or (as the case may be) Chiquita or any bank or any financial or other professional advisor (including a stockbroker) which is acting in relation to the Combination for that company (excluding a bank which is only providing normal commercial banking services or activities such as cash confirmation, the handling of acceptances and other registration work);
(d)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 per cent. or more of the voting rights in that company;
(e)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;
(f)	disclosure date means July 31, 2014, being the latest practicable date for shareholder and dealings information before the printing of this document;
(g)	disclosure period means the period commencing on March 10, 2013 (being the date twelve (12) months before the commencement of the Offer Period) and ending on the disclosure date;
(h)	exempt fund manager means a discretionary fund manager which has been recognized by the Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Panel of the withdrawal of such recognition;
(i)	exempt principal trader means a principal trader which is recognized by the Panel as an exempt principal trader for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the Panel of the withdrawal of such recognition;
(j)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;
(i)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and

(ii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;
(k)	long position and short position:
(i)	a person shall be deemed to have a long position in a relevant security for the purposes of paragraph 5.1(j) if he or she directly or indirectly:
(A)	owns that security; or
(B)	has the right or option to acquire that security or to call for its delivery; or
(C)	is under an obligation to take delivery of that security; or
(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (A) to (C) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or
(F)	will be economically disadvantaged if the price of that security decreases, irrespective of:
(1)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and
(2)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the relevant securities that are the subject of the irrevocable commitment;

(ii)	a person shall be deemed to have a short position in a relevant security for the purposes of paragraph 5.1(j) if he or she directly or indirectly:
(A)	has the right or option to dispose of that security or to put it to another person; or
(B)	is under an obligation to deliver that security to another person; or
(C)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or, to the extent that none of sub-paragraphs (A) to (C) above apply to that person if he or she:

(D)	will be economically advantaged if the price of that security decreases; or
(E)	will be economically disadvantaged if the price of that security increases, irrespective of:
(1)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and
(2)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;
(l)	relevant Chiquita securities in relation to Chiquita shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:
(i)	equity share capital of Chiquita; and

(ii)	securities or any other instruments of Chiquita conferring on their holders rights to convert into or to subscribe for any securities of the foregoing category;
(m)	relevant Fyffes securities in relation to Fyffes shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:
(i)	securities of Fyffes which are the subject of the Scheme or which confer voting rights;
(ii)	equity share capital of Fyffes; and
(iii)	securities or any other instruments of Fyffes, conferring on their holders rights to convert into, or to subscribe for, any new securities of the foregoing categories;
(n)	relevant period means the period commencing on March 10, 2014 and ending on the disclosure date; and
(o)	relevant securities means relevant Chiquita securities or relevant Fyffes securities, as appropriate, and relevant security shall be construed appropriately.
5.2	Interests and short positions in relevant Fyffes securities:
(a)	As at the close of business on the disclosure date, the Fyffes directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Fyffes securities (excluding options and other share awards which are disclosed in paragraph 5.2(b) below):

Name	Number of relevant Fyffes securities
David McCann	2,016,397
Coen Bos	25,000
Thomas G Murphy	637,346
Robert Johnston	7,000
John Declan McCourt	50,000
James O’ Dwyer	50,000
Jim O’ Hara	0
(b)	As at the close of business on the disclosure date, the following options or awards over Fyffes shares had been granted to the following Fyffes directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Fyffes share plans and remained outstanding:

Options

Name	No. of shares under option	Exercise price	Expiration Date
David McCann	1,000,000	0.925	25 September 2017
	1,000,000	0.4525	5 September 2019
	800,000	0.483	30 September 2022
Coen Bos	500,000	0.925	25 September 2017
	600,000	0.4525	5 September 2017
	480,000	0.483	30 September 2022
Tom Murphy	400,000	0.925	25 September 2017
	600,000	0.4525	5 September 2019
	480,000	0.483	30 September 2022

(c)	Save as described in paragraphs 5.2(a) and 5.2(b) above, as at the close of business on the disclosure date, no Fyffes director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Fyffes securities.
(d)	As at the close of business on the disclosure date, the following subsidiaries of Fyffes were interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
Fyffes Banana Processing Limited	5,075,000

As at the close of business on the disclosure date, no subsidiaries of Fyffes held any short positions in relevant Fyffes securities.

(e)	As at the close of business on the disclosure date, the trustees of the following pension schemes in which Fyffes or any subsidiary of Fyffes participates, were interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
Fyffes plc Employee Pension Scheme	446,054

As at the close of business on the disclosure date, no trustee of a pension scheme in which Fyffes or any subsidiary of Fyffes participates, held any short positions in relevant Fyffes securities.

(f)	As at the close of business on the disclosure date, neither Lazard (financial advisor to Fyffes) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Lazard, was interested, or held short positions, in any relevant Fyffes securities.
(g)	As at the close of business on the disclosure date, Davy Corporate Finance (corporate broker to Fyffes) and persons (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Davy Corporate Finance), was interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
Advance Investment Managers Ltd	23,000

As at the close of business on the disclosure date, neither Davy Corporate Finance nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Davy Corporate Finance held any short positions in any relevant Fyffes securities.

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of KPMG (Fyffes auditor) engaged actively in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested, or held any short positions, in any relevant Fyffes securities.
(i)	As at the close of business on the disclosure date, the partners and members of the professional staff of Arthur Cox (Irish legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 held the following interests in relevant Fyffes securities: 1,736 ordinary shares. No such partners or professional staff held any short positions in relevant Fyffes securities.
(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of Simpson Thacher & Bartlett LLP (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested, or held any short positions, in any relevant Fyffes securities.

(k)	As at the close of business on the disclosure date, no partner or member of the professional staff of King Wood & Mallesons SJ Berwin (antitrust advisor to Fyffes) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested, or held any short positions, in any relevant Fyffes securities.
(l)	As at close of business on the disclosure date, no partner or member of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested in, or held any short positions, in any relevant Fyffes securities.
(m)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Fyffes was interested, or held any short positions, in any relevant Fyffes securities.
(n)	As at the close of business on the disclosure date, the Balkan Investment Company and its related companies who have provided Chiquita with an irrevocable undertaking to vote at the Court Meeting in favour of the Scheme and at the Fyffes EGM in favour of the EGM Resolutions (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus), were interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities	Notes
Balkan Investment Company and related companies	37,238,334	(1)(2)

Notes:

(1)	Arnsberg Investment Company, which is a related party of Balkan Investment Company, owns 7.4% of the issued share capital of Fyffes which is included in the total for Balkan Investment Company above.
(2)	Mrs. Mary McCann (who is the mother of Mr. McCann) may be deemed to beneficially own these ordinary shares through her indirect control of the corporation which is the majority shareholder of Balkan Investment Company. She owns 1,000 ordinary shares in Fyffes and may be deemed to beneficially own an additional 800,226 ordinary shares as executor of the estate of Neil McCann, for an aggregate beneficial ownership of 12.8%.

As at the close of business on the disclosure date, neither the Balkan Investment Company nor any of its related companies who have provided Chiquita with an irrevocable undertaking to vote at the Court Meeting in favour of the Scheme and at the Fyffes EGM in favour of the EGM Resolutions (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus) held any short positions in any relevant Fyffes securities.

(o)	As at the close of business on the disclosure date, The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust which has provided a letter of support to Fyffes in connection with the Combination (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus), was interested in the following relevant Fyffes securities:

Name	Number of relevant Fyffes securities
The Article 6 Marital Trust created under the First Amended and Restated Jerry Zucker Revocable Trust	39,034,612

As at the close of business on the disclosure date, The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust which has provided a letter of support to Fyffes in connection with the Combination (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus) did not hold any short positions in any relevant Fyffes securities.

(p)	As at the close of business on the disclosure date, Jimmy Tolan and Catherine Ghose, who are actively engaged by Fyffes as individual advisors, held 359,290 Fyffes ordinary shares and 115,683 Fyffes ordinary shares, respectively. Neither of these individual advisors held any short positions in relevant Fyffes securities.
(q)	Neither Fyffes nor, so far as the Fyffes directors are aware, any person acting in concert with Fyffes has any arrangement with any other person in relation to relevant Fyffes securities or held any short positions in any relevant Fyffes securities.
(r)	No Fyffes director holds short positions in any relevant Fyffes securities.
(s)	As at the close of business on the disclosure date, other than as disclosed in this paragraph 5.2, no person acting in concert with Fyffes was interested, or held any short positions, in relevant Fyffes securities.
(t)	No indemnity or option arrangement, nor any agreement or understanding, formal or informal, between two or more persons relating to any relevant Fyffes securities, which is or may be an inducement to one or more such persons to deal or refrain from dealing in the relevant Fyffes securities exists between Chiquita or any other person acting in concert with Chiquita, and any other person.
(u)	As at the close of business on the disclosure date, Chiquita did not hold any interest or short position in any relevant Fyffes securities.
(v)	As at the close of business on the disclosure date, no Chiquita director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Fyffes securities.
(w)	As at the close of business on the disclosure date, neither Goldman Sachs (financial advisor to Chiquita) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Goldman Sachs, was interested in, or held short positions, in any relevant Fyffes securities.
(x)	As at the close of business on the disclosure date, neither Wells Fargo Securities, LLC (financial advisor to Chiquita) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Wells Fargo Securities, LLC, was interested in, or held short positions, in any relevant Fyffes securities.
(y)	As at the close of business on the disclosure date, no partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Fyffes securities.
(z)	As at the close of business on the disclosure date, no partner or member of the professional staff of McCann FitzGerald (Irish legal advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012 was interested, or held any short positions, in any relevant Fyffes securities.
(aa)	As at the close of business on the disclosure date, no partner or member of the professional staff of Taft Stettinius & Hollister LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Fyffes securities.
(bb)	As at the close of business on the disclosure date, no partner or member of the professional staff of Kirkland & Ellis LLP (antitrust advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Fyffes securities.
(cc)	As at the close of business on the disclosure date, no partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP (antitrust advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short position in any relevant Fyffes securities.
(dd)	As at the close of business on the disclosure date, no partner or member of the professional staff of PricewaterhouseCoopers LLP (auditor to Chiquita) or PricewaterhouseCoopers Ireland (reporting accountants to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Fyffes securities.
(ee)	Save as disclosed in this paragraph 5.2, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Chiquita, held any interest or any short position in any relevant Fyffes securities.
5.3	Dealings in relevant Fyffes securities:
(a)	The dealings during the disclosure period in relevant Fyffes securities by the Fyffes directors or persons connected with them (within the meaning of the Irish Companies Act 1990) were as follows:

Name	Date of dealing	Nature of transaction	Number of relevant Fyffes securities	Price
David McCann	10 April 2014	Family bequest – receipt of securities	5,759	N/A
(b)	During the disclosure period, Fyffes has neither redeemed nor purchased relevant Fyffes securities.
(c)	During the relevant period, there were no dealings in relevant Fyffes securities by Lazard (financial advisor to Fyffes) or any persons (other than exempt principal traders or exempt fund managers) controlling, controlled by, or under the same control as Lazard.
(d)	During the disclosure period, there were no dealings in relevant Fyffes securities by subsidiaries of Fyffes.
(e)	During the relevant period, there were no dealings in relevant Fyffes securities by Davy Corporate Finance (corporate broker to Fyffes) or any persons (other than exempt principal traders or exempt fund managers) controlling, controlled by, or under the same control as Davy Corporate Finance.
(f)	During the relevant period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of KPMG (auditors to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(g)	During the relevant period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(h)	During the relevant period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Simpson Thacher & Bartlett LLP (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(i)	During the relevant period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of King Wood & Mallesons SJ Berwin (antitrust advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(j)	During the relevant period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(k)	During the relevant period, there were no dealings in relevant Fyffes securities by Jimmy Tolan or Catherine Ghose, who are actively engaged by Fyffes as individual advisors.

(l)	During the disclosure period, neither the Balkan Investment Company nor The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust had any dealings in relevant Fyffes securities.
(m)	During the relevant period, there were no dealings in relevant Fyffes securities by any fund manager (other than an exempt fund manager) connected with Fyffes.
(n)	During the relevant period, there were no dealings in relevant Fyffes securities by any person that has an arrangement with Fyffes or any person acting in concert with Fyffes.
(o)	Save as disclosed in this paragraph 5.3, no other person acting in concert (or deemed to be acting in concert) with Fyffes dealt in any relevant Fyffes securities during the relevant period.
(p)	During the disclosure period, Chiquita had no dealings in any relevant Fyffes securities.
(q)	During the disclosure period, there were no dealings in relevant Fyffes securities by any member of the Chiquita Group.
(r)	During the disclosure period, no Chiquita director had any dealings in any relevant Fyffes securities.
(s)	During the disclosure period, there were no dealings in relevant Fyffes securities by Goldman Sachs (financial advisor to Chiquita) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Goldman Sachs.
(t)	During the disclosure period there were no dealings in relevant Fyffes securities by Wells Fargo Securities, LLC (financial advisor to Chiquita) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Wells Fargo Securities, LLC.
(u)	During the disclosure period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(v)	During the disclosure period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of McCann FitzGerald (Irish legal advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(w)	During the disclosure period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Taft Stettinius & Hollister LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(x)	During the disclosure period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Kirkland & Ellis LLP (antitrust advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(y)	During the disclosure period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP (antitrust advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(z)	During the disclosure period, there were no dealings in relevant Fyffes securities by any partner or member of the professional staff of PricewaterhouseCoopers LLP (auditors to Chiquita) or PricewaterhouseCoopers Ireland (reporting accountants to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(aa)	During the disclosure period, there were no dealings in relevant Fyffes securities by any person that has an arrangement with Chiquita or with any person acting in concert with Chiquita.

(bb)	Save as disclosed in this paragraph 5.3, no other person acting in concert (including deemed to be acting in concert) with Chiquita dealt in any relevant Fyffes securities during the disclosure period.
5.4	Interests and short positions in relevant Chiquita securities:
(a)	As of the close of business on the disclosure date, the Chiquita directors (including persons connected with them (within the meaning of the Irish Companies Act 1990)) were interested in the following relevant Chiquita securities (excluding options and other share awards which are disclosed in paragraph 5.4(b) below):

Name	Number of relevant Chiquita securities	Notes
Kerri B. Anderson	63,900	(1)
Edward F. Lonergan	142,618
Howard W. Barker, Jr.	70,812	(1)
Clare M. Hasler-Lewis	69,253	(1)
Craig E. Huss	6,086	(1)
Jeffrey N. Simmons	28,340
Steven P. Stanbrook	101,985
Ronald V. Waters III	11,239

Note:

(1)	The above table includes the following numbers of Chiquita Common Shares held as of March 31, 2014 under the Chiquita Directors’ Deferred Compensation Programme, these Chiquita Common Shares will be issued when the recipient cease to be a non-employee director of Chiquita: (i) Ms. Anderson — 833 Chiquita Common Shares; (ii) Mr. Barker — 60,812 Chiquita Common Shares; (iii) Dr. Hasler-Lewis — 63,857 Chiquita Common Shares; and (iv) Mr. Huss — 4,086 Chiquita Common Shares.
(b)	As at the close of business on the disclosure date, the following options or awards over Chiquita’s shares have been granted to the following Chiquita directors (including persons connected with them within the meaning of the Irish Companies Act 1990) under the Chiquita share plans and remain outstanding:

Options

Name	No. of shares under option	Exercise price	Expiration Date	Note
Edward F. Lonergan	1,440,062	$7.68	8 October 2017	(1)

Note:

(1)	This number includes options to purchase 720,031 Chiquita Common Shares that will vest on 8 October 2014, provided that Mr. Lonergan is employed by Chiquita or a member of the Chiquita Group on the vesting date.

Restricted Stock Units

Name	No. of shares subject to awards	Notes
Edward F. Lonergan	115,533	(1)
Howard W. Barker, Jr.	10,051	(2)
Clare M. Hasler-Lewis	2,500	(2)
Steven P. Stanbrook	10,000	(2)

Notes:

(1)	This figure includes time-vested restricted stock unit awards that will vest on October 8, 2014, provided that Mr. Lonergan is employed by Chiquita or a member of the Chiquita Group on the vesting date.
(2)	These figures include Restricted Stock Units for the following numbers of Chiquita Common Shares that are issuable when the recipient ceases to be a non-employee director: (i) Mr. Barker — 10,051 Chiquita Common Shares; (ii) Dr. Hasler-Lewis — 2,500 Chiquita Common Shares; and (iii) Mr. Stanbrook — 10,000 Chiquita Common Shares.
(c)	Save as described in paragraph 5.4(a) and 5.4(b) above, as at the close of business on the disclosure date, no Chiquita director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Chiquita securities.
(d)	As at the close of business on the disclosure date, no member of the Chiquita Group was interested, or held any short position, in relevant Chiquita securities.
(e)	As at the close of business on the disclosure date, no trustee of any pension scheme in which Chiquita or any subsidiary of Chiquita participates (other than an industry wide pension scheme), was interested, or held any short positions, in any relevant Chiquita securities.
(f)	As at the close of business on the disclosure date, Goldman Sachs (financial adviser to Chiquita) and any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as, Goldman Sachs, was interested, or held short positions, in the following relevant Chiquita securities:

Chiquita Common Shares

Name	Number of Relevant Chiquita Securities
Goldman, Sachs & Co.	(286,656)
(631) Equity Swap(1)
5 Borrow(1)
(1,047,116) Loan(1)
Goldman Sachs Financial Markets, L.P.	5(1)
(5) Loan(1)

Chiquita 4.25% Convertible Senior Notes Due 2016

Name	Par value of relevant Chiquita securities
Goldman, Sachs & Co.	$8,504,000

(1)	Represents a short position
(g)	As at the close of business on the disclosure date, Wells Fargo Securities, LLC (financial advisor to Chiquita) and any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as Wells Fargo Securities, LLC, was interested, or held short positions, in the following relevant Chiquita securities:

Chiquita Common Shares

Name	Number of relevant Chiquita securities
Wells Fargo Bank, NA	3,349

Chiquita 4.25% Convertible Senior Notes Due 2016

Name	Par value of relevant Chiquita securities
Wells Fargo Advisors, LLC	$280,000

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of Skadden, Arps, Slate, Meagher and Flom LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Chiquita securities.
(i)	As at the close of business on the disclosure date, no partner or member of the professional staff of McCann FitzGerald (Irish legal advisor to Chiquita) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012 was interested, or held any short positions, in any relevant Chiquita securities.
(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of Taft Stettinius and & Hollister LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Chiquita securities.
(k)	As at the close of business on the disclosure date, no partner or member of the professional staff of Kirkland & Ellis LLP (antitrust advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Chiquita securities.
(l)	As at the close of business on the disclosure date, no partner or member of the professional staff of Freshfields Bruckhaus Deringer (antitrust advisor to Chiquita) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012, was interested, or held any short positions, in any relevant Chiquita securities.
(m)	As at the close of business on the disclosure date, no partner or member of the professional staff of PricewaterhouseCoopers LLP (auditor to Chiquita) or PricewaterhouseCoopers Ireland (reporting accountants to Chiquita) engaged actively in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012 was interested, or held any short positions, in any relevant Chiquita securities.
(n)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Chiquita was interested, or held any short positions, in any relevant Chiquita securities.
(o)	As at the close of business on the disclosure date, the Balkan Investment Company and its related companies who have provided Chiquita with an irrevocable undertaking to vote at the Court Meeting in favour of the Scheme and at the Fyffes EGM in favour of the EGM Resolutions (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus), were neither interested, nor held short positions, in relevant Chiquita securities.
(p)	As at the close of business on the disclosure date, The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust which has provided a letter of support to Fyffes in connection with the Combination (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus), was neither interested, nor held short positions, in relevant Chiquita securities.
(q)	Neither Chiquita nor, so far as the Chiquita directors are aware, any person acting in concert with Chiquita has any arrangement with any other person in relation to relevant Chiquita securities or held any short positions in any relevant Chiquita securities.
(r)	No Chiquita director holds short positions in any relevant Chiquita securities.
(s)	Save as disclosed in this paragraph 5.4, as at the close of business on the disclosure date no other person acting in concert (including deemed to be acting in concert) with Chiquita held any interest, or any short position, in any relevant Chiquita securities.
(t)	As at the close of business on the disclosure date, Fyffes did not hold any interest or short position in any relevant Chiquita securities.

(u)	As at the close of business on the disclosure date, no Fyffes director (including persons connected with them (within the meaning of the Companies Act 1990)) was interested, or held any short positions, in any relevant Chiquita securities.
(v)	As at the close of business on the disclosure date, Lazard (financial advisor to Fyffes) and any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as Lazard was interested in the following relevant Chiquita securities:

Chiquita Common Shares

Name	Number of relevant Chiquita securities
Lazard Asset Management LLC	87,914

Chiquita 4.25% Convertible Senior Notes Due 2016

Name	Par value of relevant Chiquita securities
Lazard Asset Management LLC	$9,615,000

As at the close of business on the disclosure date, neither Lazard nor any person (other than an exempt principal trader or an exempt fund manager) controlling, controlled by, or under the same control as Lazard held any short positions in any relevant Chiquita securities.

(w)	As at close of business on the disclosure date, neither Davy Corporate Finance (corporate broker to Fyffes) nor any person (other than an exempt fund manager or an exempt principal trader) controlling, controlled by, or under the same control as Davy Corporate Finance was interested in, or held short positions, in any relevant Chiquita securities.
(x)	As at the close of business on the disclosure date, no partner or member of the professional staff of KPMG (Fyffes auditor) engaged actively in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested, or held any short positions, in any relevant Chiquita securities.
(y)	As at the close of business on the disclosure date, no partner or member of the professional staff of Arthur Cox (Irish legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested, or held any short positions, in any relevant Chiquita securities.
(z)	As at the close of business on the disclosure date, no partner or member of the professional staff of Simpson Thacher & Bartlett LLP (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012, was interested, or held any short positions, in any relevant Chiquita securities.
(aa)	As at the close of business on the disclosure date, no partner or member of the professional staff of King Wood & Mallesons SJ Berwin (antitrust advisor to Fyffes) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested, or held any short positions, in any relevant Chiquita securities.
(bb)	As at close of business on the disclosure date, no partner or member of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination, or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012 was interested in, or held any short positions, in any relevant Chiquita securities.
(cc)	Save as disclosed in paragraph 5.2(p) above, as at the close of business on the disclosure date, neither Jimmy Tolan nor Catherine Ghose, who are actively engaged by Fyffes as individual advisors, held any interests or short positions in any relevant Chiquita securities.

(dd)	Save as disclosed in this paragraph 5.4, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Fyffes, held any interest or any short position in any relevant Chiquita securities.
5.5	Dealings in relevant Chiquita securities
(a)	The dealings during the disclosure period in relevant Chiquita securities by the Chiquita directors or persons connected with them (within the meaning of the Irish Companies Act 1990) were as follows:

Name	Date of dealing	Nature of transaction	Number of relevant Chiquita securities	Price	Notes
Kerrii B. Anderson	14 March 2013	Acquisition of shares in payment of non-employee director compensation	13,842	$7.08
	4 March 2014	Acquisition of shares in payment of non-employee director compensation	8,774	$11.17
	31 March 2014	Acquisition of shares in payment of non-employee director compensation	833(1)	$12.45
Edward F. Lonergan	8 October 2013	Vesting of RSU’s	69,516	$12.30	(1)
	21 May 2014	Purchase of common shares	22,302	$10.01 to $10.0698
Howard W. Barker, Jr.	14 March 2013	Acquisition of shares in payment of non-employee director compensation	13,842	$7.08	(2)
	4 March 2014	Acquisition of shares in payment of non-employee director compensation	8,774	$11.17	(2)
Clare M. Hasler-Lewis	14 March 2013	Acquisition of shares in payment of non-employee director compensation	13,842	$7.08	(2)
	4 March 2014	Acquisition of shares in payment of non-employee director compensation	8,774	$11.17	(2)
Craig E. Huss	4 March 2014	Acquisition of shares in payment of non-employee director compensation	4,086	$11.17	(2)
Jeffrey N. Simmons	14 March 2013	Acquisition of shares in payment of non-employee director compensation	13,842	$7.08
	4 March 2014	Acquisition of shares in payment of non-employee director compensation	8,774	$11.17
Steven P. Stanbrook	14 March 2013	Acquisition of shares in payment of non-employee director compensation	13,842	$7.08

Name	Date of dealing	Nature of transaction	Number of relevant Chiquita securities	Price	Notes
	4 March 2014	Acquisition of shares in payment of non-employee director compensation	8,774	$11.17
Ronald V. Waters III	14 March 2013	Acquisition of shares in payment of non-employee director compensation	2,465	$7.08
	4 March 2014	Acquisition of shares in payment of non-employee director compensation	8,774	$11.17

Notes:

(1)	These restricted stock units vested in accordance with a Restricted Stock Award for 115,532 Chiquita Common Shares granted on October 8, 2012, under the Chiquita Stock and Incentive Plan. 46,016 Chiquita Common Shares were withheld to pay withholding taxes on the basis of the fair market value of the Chiquita Common Shares on October 8, 2013.
(2)	These stock units are deferred in accordance with to the Chiquita Directors’ Deferred Compensation Programme and will be issued when the participant ceases to be a non-employee director of Chiquita. Each unit represents one Chiquita Common Share.
(b)	During the disclosure period Chiquita has not redeemed or repurchased any Chiquita securities.
(c)	During the disclosure period, there were no dealings in relevant Chiquita securities by any member of the Chiquita Group nor any trustee of any pension scheme in which Chiquita or any subsidiary of Chiquita participates (other than an industry-wide pension scheme).
(d)	The dealings during the disclosure period in relevant Chiquita securities by Goldman Sachs (financial advisor to Chiquita) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Goldman Sachs were as follows:

Chiquita Common Shares

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
10/03/2013 – 31/03/2013	Purchase	209,688	$6.55	$7.97
	Sale	286,352	$0.00	$7.96
	Borrow	1,074,800
	Loan	6,122,040
01/04/2013 – 30/04/2013	Purchase	211,392	$6.99	$9.02
	Sale	221,420	$6.99	$9.05
	Borrow	491,105
	Loan	3,416,489
01/05/2013 – 31/05/2013	Purchase	256,080	$8.26	$10.55
	Sale	222,166	$8.26	$10.55
	Borrow	455,200
	Loan	7,517,098
01/06/2013 – 30/06/2013	Purchase	465,960	$9.87	$11.22
	Sale	492,787	$9.87	$11.22
	Borrow	513,400
	Loan	6,474,162
01/07/2013 – 31/07/2013	Purchase	2,454,911	$11.00	$12.81
	Sale	2,275,916	$10.99	$12.79

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Borrow	1,147,594
	Loan	4,682,376
01/08/2013 – 31/08/2013	Purchase	708,383	$11.99	$13.09
	Sale	882,630	$11.99	$13.09
	Borrow	2,268,051
	Loan	4,711,693
01/09/2013 – 30/09/2013	Purchase	306,678	$12.61	$13.67
	Sale	336,323	$12.62	$13.67
	Borrow	1,021,552
	Loan	4,416,535
01/10/2013 – 31/10/2013	Purchase	352,495	$0.00	$12.90
	Sale	328,675	$0.00	$12.90
	Borrow	988,511
	Loan	3,802,478
01/11/2013 – 30/11/2013	Purchase	366,129	$9.24	$10.69
	Sale	365,255	$9.27	$10.67
	Borrow	421,736
	Loan	1,897,621
	Opening a short position	290	$9.41	$9.41
01/12/2013 – 31/12/2013	Purchase	535,936	$0.00	$12.02
	Sale	541,640	$9.94	$12.04
	Borrow	1,049,312
	Loan	3,709,274
	Increasing a short position	341	$10.15	$10.15
01/01/2014 – 31/01/2014	Purchase	200,512	$10.56	$11.99
	Sale	196,476	$10.57	$12.00
	Borrow	1,732,039
	Loan	2,259,992
01/02/2014 – 28/02/2014	Purchase	163,314	$9.91	$11.80
	Sale	228,677	$9.91	$11.82
	Borrow	1,495,102
	Loan	2,069,325
03/03/2014	Borrow	108,140
	Loan	1,500
	Purchase	719	$10.67	$10.86
	Sale	542	$10.66	$10.86
04/03/2014	Borrow	3,500
	Loan	289,215
	Purchase	106,709	$10.75	$11.23
	Sale	109,339	$10.81	$11.24
05/03/2014	Borrow	11,000
	Loan	18,300
	Purchase	28,942	$10.82	$11.06
	Sale	35,406	$10.82	$11.06
06/03/2014	Borrow	109,752
	Loan	12,200

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Purchase	5,296	$10.71	$10.90
	Sale	16,494	$10.74	$10.89
07/03/2014	Borrow	2,400
	Loan	6,100
	Purchase	8,011	$10.76	$10.93
	Sale	11,487	$10.77	$10.93
10/03/2014	Borrow	104,962
	Loan	1,500
	Purchase	16,717	$11.69	$12.45
	Sale	30,101	$11.70	$12.45
11/03/2014	Borrow	19,990
	Loan	2,700
	Purchase	11,693	$11.56	$12.04
	Sale	11,556	$11.55	$12.04
12/03/2014	Borrow	114,510
	Loan	900
	Purchase	8,923	$11.49	$11.74
	Sale	14,517	$11.44	$11.73
13/03/2014	Borrow	310,631
	Loan	61,126
	Purchase	13,949	$11.30	$11.42
	Sale	11,231	$11.31	$11.42
14/03/2014	Borrow	277,400
	Loan	598,415
	Purchase	6,480	$11.15	$11.30
	Sale	12,211	$11.06	$11.30
17/03/2014	Borrow	51,500
	Loan	282,577
	Purchase	9,785	$11.19	$11.48
	Sale	21,597	$11.17	$11.54
18/03/2014	Borrow	60,700
	Loan	718,643
	Purchase	91,962	$11.13	$11.60
	Sale	60,762	$11.13	$11.60
19/03/2014	Borrow	70,700
	Loan	179,388
	Purchase	21,573	$11.38	$11.70
	Sale	33,344	$11.30	$11.71
20/03/2014	Borrow	86,300
	Loan	595,852
	Purchase	6,539	$11.22	$11.59
	Sale	35,968	$11.23	$11.65
21/03/2014	Borrow	53,500
	Loan	361,223
	Purchase	121,299	$11.26	$11.42
	Sale	98,914	$11.26	$11.44
24/03/2014	Borrow	53,500
	Loan	406,339

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Purchase	92,228	$11.28	$11.62
	Sale	63,816	$11.30	$11.63
25/03/2014	Loan	221,457
	Purchase	27,103	$11.44	$11.79
	Sale	31,690	$11.57	$11.80
26/03/2014	Borrow	70,200
	Loan	326,999
	Purchase	22,681	$11.60	$11.81
	Sale	20,582	$11.59	$11.83
27/03/2014	Borrow	70,200
	Loan	264,414
	Purchase	10,634	$11.79	$12.10
	Sale	15,523	$11.80	$12.10
28/03/2014	Borrow	63,600
	Loan	284,714
	Purchase	14,685	$12.13	$12.47
	Sale	42,220	$12.09	$12.46
31/03/2014	Borrow	73,200
	Loan	60,726
	Purchase	42,376	$12.27	$12.52
	Sale	36,864	$12.30	$12.51
01/04/2014	Borrow	29,600
	Loan	262,880
	Purchase	7,340	$11.98	$12.41
	Sale	6,685	$11.98	$12.41
02/04/2014	Borrow	20,000
	Loan	75,345
	Purchase	12,185	$12.34	$12.51
	Sale	14,310	$12.32	$12.51
03/04/2014	Borrow	68,000
	Loan	130,164
	Purchase	17,420	$12.41	$12.60
	Sale	12,755	$12.41	$12.59
04/04/2014	Borrow	68,000
	Loan	74,130
	Purchase	19,852	$12.14	$12.52
	Sale	31,512	$12.13	$12.52
07/04/2014	Borrow	100
	Loan	226,318
	Purchase	8,379	$12.10	$12.26
	Sale	22,119	$12.11	$12.34
08/04/2014	Borrow	100
	Loan	242,717
	Purchase	17,402	$12.26	$12.46
	Sale	28,585	$12.24	$12.46
09/04/2014	Borrow	100
	Loan	20,788
	Purchase	11,418	$12.12	$12.44

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Sale	17,485	$12.12	$12.44
10/04/2014	Borrow	9,300
	Loan	163,085
	Purchase	10,757	$12.26	$12.69
	Sale	22,889	$12.26	$12.69
11/04/2014	Borrow	100
	Loan	200,456
	Purchase	8,035	$12.02	$12.34
	Sale	7,307	$12.01	$12.34
14/04/2014	Borrow	4,300
	Loan	187,657
	Purchase	9,078	$11.88	$12.01
	Sale	8,481	$11.91	$12.00
15/04/2014	Borrow	13,400
	Loan	198,675
	Purchase	20,558	$11.87	$12.13
	Sale	18,427	$11.89	$12.13
16/04/2014	Borrow	9,200
	Loan	2,011
	Purchase	5,537	$11.99	$12.27
	Sale	3,790	$12.05	$12.27
17/04/2014	Borrow	11,000
	Loan	48,595
	Purchase	20,343	$12.25	$12.64
	Sale	28,472	$12.25	$12.74
21/04/2014	Borrow	7,600
	Loan	196,212
	Purchase	4,661	$12.46	$12.58
	Sale	11,953	$12.46	$12.64
22/04/2014	Borrow	3,300
	Loan	205,836
	Purchase	5,838	$12.49	$12.65
	Sale	15,875	$12.43	$12.65
23/04/2014	Borrow	100
	Loan	76,729
	Purchase	12,989	$12.32	$12.57
	Sale	31,421	$12.32	$12.57
24/04/2014	Borrow	100
	Loan	197,763
	Purchase	7,397	$12.05	$12.42
	Sale	20,326	$12.02	$12.42
25/04/2014	Borrow	100
	Loan	31,345
	Purchase	6,482	$11.88	$12.28
	Sale	8,050	$11.88	$12.28
28/04/2014	Borrow	75,600
	Loan	297,929
	Purchase	5,576	$11.72	$11.93

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Sale	4,205	$11.72	$11.91
29/04/2014	Borrow	32,100
	Loan	202,974
	Purchase	5,870	$11.44	$11.99
	Sale	8,305	$11.45	$11.99
30/04/2014	Borrow	43,500
	Loan	400
	Purchase	24,172	$11.39	$11.55
	Sale	21,616	$11.39	$11.54
01/05/2014	Borrow	29,600
	Loan	93,320
	Purchase	42,723	$11.32	$11.55
	Sale	56,822	$11.29	$11.69
02/05/2014	Borrow	29,600
	Loan	60,769
	Purchase	16,140	$11.74	$12.03
	Sale	17,241	$11.70	$12.03
05/05/2014	Borrow	100
	Loan	230,280
	Purchase	12,477	$11.70	$11.98
	Sale	8,071	$11.70	$11.99
06/05/2014	Borrow	3,400
	Loan	187,493
	Purchase	6,739	$11.36	$11.70
	Sale	8,163	$11.36	$11.71
07/05/2014	Borrow	12,700
	Loan	271,031
	Purchase	8,854	$11.27	$11.53
	Sale	11,544	$11.27	$11.52
08/05/2014	Borrow	13,700
	Loan	226,280
	Purchase	7,185	$11.06	$11.53
	Sale	12,053	$11.06	$11.47
09/05/2014	Borrow	4,300
	Loan	10,095
	Purchase	17,626	$10.57	$10.92
	Sale	24,639	$10.57	$10.85
12/05/2014	Borrow	100
	Loan	2,100
	Purchase	13,236	$10.85	$11.12
	Sale	16,211	$10.86	$11.16
13/05/2014	Borrow	9,900
	Loan	4,908
	Purchase	6,250	$10.85	$11.05
	Sale	9,191	$10.85	$11.06
14/05/2014	Borrow	100
	Loan	71,517
	Purchase	16,875	$10.67	$11.00

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Sale	26,377	$10.67	$11.00
15/05/2014	Borrow	100
	Loan	233,334
	Purchase	16,881	$10.41	$10.65
	Sale	16,386	$10.41	$10.65
16/05/2014	Loan	197,957
	Purchase	7,693	$10.25	$10.40
	Sale	10,448	$10.24	$10.41
19/05/2014	Borrow	100
	Loan	647,916
	Purchase	12,463	$10.13	$10.34
	Sale	7,972	$10.16	$10.34
20/05/2014	Borrow	100
	Loan	3,900
	Purchase	44,221	$10.12	$10.26
	Sale	44,092	$10.12	$10.28
21/05/2014	Borrow	137,500
	Loan	300,414
	Purchase	16,598	$10.02	$10.15
	Sale	56,243	$10.01	$10.15
22/05/2014	Borrow	149,500
	Loan	21,600
	Purchase	7,430	$10.09	$10.65
	Sale	15,596	$10.08	$10.68
23/05/2014	Borrow	167,800
	Loan	8,738
	Purchase	5,848	$10.53	$10.68
	Sale	5,753	$10.52	$10.70
27/05/2014	Borrow	155,800
	Loan	4,289
	Purchase	5,206	$10.55	$10.64
	Sale	8,158	$10.58	$10.64
28/05/2014	Borrow	172,200
	Loan	2,900
	Purchase	12,545	$10.35	$10.51
	Sale	5,457	$10.36	$10.51
29/05/2014	Borrow	83,500
	Loan	45,083
	Purchase	3,724	$10.25	$10.40
	Sale	11,612	$10.24	$10.40
30/05/2014	Borrow	244,500
	Loan	212,944
	Purchase	16,877	$10.20	$10.28
	Sale	21,137	$10.20	$10.28
02/06/2014	Borrow	155,800
	Loan	318,419
	Purchase	2,951	$10.13	$10.29
	Sale	2,519	$10.10	$10.31

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
03/06/2014	Borrow	5,700
	Loan	204,085
	Purchase	5,323	$10.03	$10.26
	Sale	3,546	$10.08	$10.26
04/06/2014	Loan	1,700
	Purchase	2,357	$10.20	$10.32
	Sale	3,638	$10.20	$10.29
05/06/2014	Borrow	5,800
	Loan	2,800
	Purchase	9,150	$10.22	$10.56
	Sale	8,329	$10.22	$10.56
06/06/2014	Borrow	1,100
	Loan	2,900
	Purchase	8,320	$10.42	$10.61
	Sale	21,429	$10.45	$10.62
09/06/2014	Borrow	30,800
	Loan	27,712
	Purchase	6,608	$10.41	$10.58
	Sale	11,418	$10.42	$10.59
10/06/2014	Borrow	29,600
	Loan	218,556
	Purchase	4,528	$10.31	$10.47
	Sale	5,017	$10.29	$10.47
11/06/2014	Borrow	34,300
	Loan	273,696
	Purchase	26,457	$10.35	$10.52
	Sale	13,547	$10.34	$10.55
12/06/2014	Borrow	34,300
	Loan	1,302
	Purchase	2,191	$10.17	$10.29
	Sale	2,851	$10.20	$10.43
13/06/2014	Borrow	11,800
	Loan	4,734
	Purchase	9,290	$10.10	$10.20
	Sale	8,579	$10.10	$10.22
16/06/2014	Borrow	11,800
	Loan	8,600
	Purchase	4,305	$10.13	$10.35
	Sale	4,700	$10.14	$10.35
17/06/2014	Borrow	8,200
	Loan	900
	Purchase	34,615	$10.34	$10.53
	Sale	40,137	$10.34	$10.54
18/06/2014	Borrow	8,200
	Loan	10,388
	Purchase	12,427	$10.36	$10.53
	Sale	17,269	$10.37	$10.49
19/06/2014	Loan	4,195

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Purchase	8,925	$10.45	$10.57
	Sale	7,745	$10.46	$10.58
20/06/2014	Borrow	27,300
	Loan	2,050,897
	Purchase	106,996	$10.42	$10.61
	Sale	59,050	$10.42	$10.62
23/06/2014	Borrow	27,700
	Loan	23,742
	Purchase	2,179	$10.55	$10.58
	Sale	13,501	$10.55	$10.60
24/06/2014	Borrow	12,600
	Loan	4,800
	Purchase	23,813	$10.34	$10.62
	Sale	16,216	$10.34	$10.61
25/06/2014	Borrow	12,100
	Loan	167,886
	Purchase	9,287	$10.11	$10.32
	Sale	71,582	$10.12	$10.32
26/06/2014	Borrow	9,500
	Loan	166,173
	Purchase	4,943	$10.15	$10.28
	Sale	5,580	$10.06	$10.29
27/06/2014	Borrow	18,900
	Loan	2,031,458
	Purchase	250,843	$10.33	$10.55
	Sale	180,849	$10.25	$10.55
30/06/2014	Borrow	9,500
	Loan	6,400
	Purchase	23,100	$10.49	$10.89
	Sale	14,672	$10.49	$10.89
01/07/2014	Borrow	6,500
	Loan	15,770
	Purchase	40,316	$10.79	$11.08
	Sale	76,038	$10.79	$11.01
02/07/2014	Borrow	9,500
	Loan	9,583
	Purchase	11,715	$10.76	$10.86
	Sale	13,551	$10.76	$10.86
03/07/2014	Borrow	3,100
	Loan	188,754
	Purchase	6,925	$10.68	$10.77
	Sale	4,223	$10.70	$10.80
07/07/2014	Borrow	16,700
	Loan	1,831,227
	Purchase	13,507	$10.48	$10.66
	Sale	9,851	$10.48	$10.64
08/07/2014	Borrow	15,700
	Loan	176,431

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Purchase	18,467	$10.35	$10.51
	Sale	19,594	$10.36	$10.51
09/07/2014	Borrow	4,300
	Loan	9,583
	Purchase	20,995	$10.38	$10.50
	Sale	4,062	$10.40	$10.49
10/07/2014	Borrow	5,200
	Loan	200,442
	Purchase	6,457	$10.18	$10.32
	Sale	6,489	$10.19	$10.33
11/07/2014	Borrow	6,100
	Loan	1,796,130
	Purchase	3,954	$10.23	$10.44
	Sale	2,250	$10.23	$10.42
14/07/2014	Borrow	6,100
	Loan	1,805,461
	Purchase	6,992	$10.49	$10.75
	Sale	7,249	$10.49	$10.71
15/07/2014	Loan	1,993,005
	Purchase	5,509	$10.40	$10.63
	Sale	8,608	$10.42	$10.63
16/07/2014	Borrow	100
	Loan	16,585
	Purchase	29,435	$10.32	$10.50
	Sale	23,372	$10.32	$10.50
17/07/2014	Loan	180,544
	Purchase	37,101	$10.26	$10.42
	Sale	15,129	$10.26	$10.43
18/07/2014	Borrow	300
	Loan	1,784,346
	Purchase	14,490	$10.30	$10.51
	Sale	13,492	$10.32	$10.51
21/07/2014	Borrow	200
	Loan	2,300
	Purchase	4,920	$10.17	$10.31
	Sale	3,669	$10.18	$10.32
22/07/2014	Borrow	200
	Loan	173,128
	Purchase	3,351	$10.28	$10.42
	Sale	2,299	$10.29	$10.42
23/07/2014	Borrow	200
	Loan	1,972,096
	Purchase	1,711	$10.14	$10.31
	Sale	3,218	$10.16	$10.29
24/07/2014	Loan	990
	Purchase	8,465	$10.10	$10.29
	Sale	9,582	$10.10	$10.29
25/07/2014	Loan	1,785,546

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
	Purchase	4,437	$10.06	$10.14
	Sale	3,619	$10.07	$10.14
28/07/2014	Borrow	100
	Loan	1,784,036
	Purchase	7,282	$9.91	$10.02
	Sale	8,265	$9.92	$10.03
29/07/2014	Borrow	100
	Loan	12,200
	Purchase	14,458	$9.82	$10.03
	Sale	13,775	$9.82	$10.04
30/07/2014	Borrow	300
	Loan	184,651
	Purchase	4,342	$9.64	$9.82
	Sale	4,708	$9.65	$9.84
31/07/2014	Borrow	300
	Loan	19,247
	Purchase	13,225	$9.52	$9.67
	Sale	15,465	$9.56	$9.67

Chiquita 4.25% Convertible Senior Notes Due 2016

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range
10/03/2013 – 31/03/2013	Purchase	750,000	87.4%	91.3%
	Borrow	14,463,000
	Loan	1,254,000
01/04/2013 – 30/04/2013	Borrow	57,180,000
01/06/2013 – 30/06/2013	Purchase	1,050,000	95.9%	95.9%
	Sale	1,050,000	96.0%	96.0%
	Loan	82,000
01/07/2013 – 31/07/2013	Sale	582,000	95.5%	95.5%
01/08/2013 – 31/08/2013	Borrow	14,295,000
01/10/2013 – 31/10/2013	Purchase	1,000,000	98.4%	98.4%
01/11/2013 – 30/11/2013	Purchase	2,500,000	96.9%	97.0%
01/12/2013 – 31/12/2013	Purchase	204,000	95.5%	95.5%
	Sale	2,000,000	96.8%	96.8%
01/01/2014 – 31/01/2014	Sale	2,000,000	98.3%	98.3%
	Borrow	296,000
01/02/2014 – 28/02/2014	Borrow	592,000
07/03/2014	Purchase	2,500,000	98.3%	98.4%
	Sale	3,700,000	98.6%	98.6%
12/03/2014	Borrow	1,200,000
	Sale	20,000	101.3%	101.3%
13/03/2014	Borrow	5,392,000
27/03/2014	Purchase	175,000	101.1%	101.1%
28/03/2014	Purchase	7,295,000	101.3%	101.3%
	Sale	3,500,000	101.5%	101.5%
02/04/2014	Borrow	8,791,000
10/04/2014	Purchase	110,000	101.8%	101.8%

Date of Dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/Price Range
17/04/2014	Purchase	7,000,000	101.8%	101.8%
	Sale	5,000,000	101.9%	101.9%
23/04/2014	Borrow	7,000,000
28/04/2014	Purchase	60,000	101.5%	101.5%
09/05/2014	Purchase	5,000,000	101.3%	101.3%
12/05/2014	Purchase	5,000,000	101.3%	101.3%
30/05/2014	Sale	6,000,000	100.7%	100.7%
17/06/2014	Purchase	40,000	100.7%	100.7%
	Sale	58,000	100.8%	100.8%
23/06/2014	Purchase	435,000	100.5%	100.5%
15/07/2014	Purchase	7,000	100.7%	100.7%
	Sale	44,000	100.8%	100.8%
28/07/2014	Sale	500,000	100.5%	100.5%
(e)	The dealings during the disclosure period in relevant Chiquita securities by Wells Fargo Securities, LLC (financial advisor to Chiquita) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Wells Fargo Securities, LLC were as follows:

Chiquita Common Shares

Date of dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price/ Price Range
10/03/2013 – 31/03/2013	Purchases	15,338	$6.93	$7.84
	Sales	0	n/a	n/a
01/04/2013 – 30/04/2013	Purchases	34,739	8.64	9.03
	Sales	(200)	8.75	8.75
01/05/2013 – 31/05/2013	Purchases	1,400	9.27	10.04
	Sales	(2,613)	9.38	10.49
01/06/2013 – 30/06/2013	Purchases	2,000	10.95	10.98
	Sales	(2,200)	10.10	10.97
01/07/2013 – 31/07/2013	Purchases	0	n/a	n/a
	Sales	(1,004)	12.21	12.77
01/08/2013 – 31/08/2013	Purchases	0	n/a	n/a
	Sales	0	n/a	n/a
01/09/2013 – 30/09/2013	Purchases	0	n/a	n/a
	Sales	0	n/a	n/a
01/10/2013 – 31/10/2013	Purchases	500	11.85	11.85
	Sales	(37,409)	10.50	11.85
01/11/2013 – 30/11/2013	Purchases	7,700	9.27	9.92
	Sales	0	n/a	n/a
01/12/2013 – 31/12/2013	Purchases	3,322	10.67	11.53
	Sales	(13,034)	11.22	11.53
01/01/2014 – 31/01/2014	Purchases	400	9.91	9.91
	Sales	(3,900)	9.91	11.93
01/02/2014 – 28/02/2014	Purchases	0	n/a	n/a
	Sales	0	n/a	n/a

Date of dealing (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities	Price
03/03/2014	Purchases	458	$10.79
03/03/2014	Sales	(700)	10.67
03/03/2014	Sales	(1,100)	10.68
03/03/2014	Sales	(199)	10.70
03/03/2014	Sales	(101)	10.71
06/03/2014	Purchases	191	10.85
10/03/2014	Purchases	500	12.02
10/03/2014	Purchases	1,700	12.03
10/03/2014	Sales	(400)	12.03
10/03/2014	Sales	(649)	12.27
12/03/2014	Purchases	1,000	11.70
18/03/2014	Purchases	17,300	11.44
19/03/2014	Purchases	100	11.64
24/03/2014	Purchases	9,090	11.31
27/03/2014	Purchases	418	11.81
01/04/2014	Sales	(9,508)	12.39
21/04/2014	Sales	(300)	12.53
24/04/2014	Sales	(200)	12.13
29/04/2014	Sales	(500)	11.80
06/05/2014	Purchases	7,194	11.37
08/05/2014	Sales	(300)	11.30
08/05/2014	Sales	(500)	11.29
09/05/2014	Sales	(1,000)	10.80
15/05/2014	Sales	(1,900)	10.49
15/05/2014	Sales	(1,100)	10.48
15/05/2014	Sales	(500)	10.50
15/05/2014	Sales	(300)	10.46
29/05/2014	Sales	(426)	10.34
04/06/2014	Sales	(429)	10.20
05/06/2014	Sales	(222)	10.53
18/06/2014	Sales	(2,735)	10.49
26/06/2014	Purchases	9	10.20
26/06/2014	Sales	(10)	10.20
26/06/2014	Purchases	2	10.27
26/06/2014	Purchases	6	10.18
26/06/2014	Sales	(7)	10.18
27/06/2014	Sales	(9)	10.20
27/06/2014	Purchases	9	10.20
27/06/2014	Sales	(6)	10.18
27/06/2014	Purchases	6	10.18
27/06/2014	Sales	(44)	10.55
31/07/2014	Purchases	11	9.59

Chiquita 4.25% Convertible Senior Notes Due 2016

Date of dealing (dd/mm/yyyy) – (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities (par value)	Price/ Price Range (as percent of par)
10/03/2013 – 31/03/2013	Purchases	$416,000	90.03%	91.44%
	Sales	(261,000)	89.38	94.00
01/04/2013 – 30/04/2013	Purchases	300,000	91.50	92.80
	Sales	(554,000)	91.70	94.75
01/05/2013 – 31/05/2013	Purchases	2,160,000	93.13	97.63
	Sales	(1,966,000)	93.43	98.61
01/06/2013 – 30/06/2013	Purchases	152,000	95.78	96.50
	Sales	(122,000)	98.11	98.99
01/07/2013 – 31/07/2013	Purchases	30,000	96.25	96.74
	Sales	(160,000)	97.09	98.74
01/08/2013 – 31/08/2013	Purchases	505,000	94.38	97.55
	Sales	(586,000)	97.25	99.49
01/09/2013 – 30/09/2013	Purchases	553,000	96.78	98.25
	Sales	(335,000)	98.75	99.98
01/10/2013 – 31/10/2013	Purchases	170,000	97.75	97.90
	Sales	(240,000)	99.00	100.03
01/11/2013 – 30/11/2013	Purchases	505,000	96.75	97.25
	Sales	(375,000)	98.00	99.60
01/12/2013 – 31/12/2013	Purchases	202,000	96.00	98.24
	Sales	(489,000)	97.63	99.35
01/01/2014 – 31/01/2014	Purchases	434,000	97.00	98.50
	Sales	(510,000)	98.50	99.74
01/02/2014 – 28/02/2014	Purchases	871,000	97.02	98.30
	Sales	(567,000)	99.18	100.50

Date of dealing (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities (par value)	Price (as percent of par)
05/03/2014	Purchases	$8,000	97.05%
10/03/2014	Purchases	150,000	100.50
10/03/2014	Sales	(15,000)	100.50
10/03/2014	Sales	(8,000)	100.75
10/03/2014	Sales	(92,000)	101.00
10/03/2014	Sales	(10,000)	102.75
13/03/2014	Sales	(10,000)	101.51
17/03/2014	Sales	(50,000)	100.88
18/03/2014	Sales	(50,000)	100.88
24/03/2014	Purchases	15,000	99.50
01/04/2014	Sales	(20,000)	101.50
04/04/2014	Sales	(56,000)	102.26
04/04/2014	Sales	(24,000)	102.28
07/04/2014	Sales	(25,000)	102.00
08/04/2014	Purchases	29,000	101.25
09/04/2014	Sales	(100,000)	103.13
11/04/2014	Purchases	4,000	101.25
21/04/2014	Purchases	20,000	100.75
24/04/2014	Purchases	22,000	102.00

Date of dealing (dd/mm/yyyy)	Nature of Transaction	Number of relevant Chiquita securities (par value)	Price (as percent of par)
30/04/2014	Sales	(30,000)	103.53
30/04/2014	Purchases	50,000	101.50
30/04/2014	Purchases	20,000	101.00
05/05/2014	Purchases	7,000	101.00
06/05/2014	Purchases	100,000	101.63
08/05/2014	Purchases	50,000	100.50
09/05/2014	Purchases	50,000	101.00
15/05/2014	Purchases	1,000	100.50
15/05/2014	Sales	(75,000)	102.26
16/05/2014	Purchases	200,000	100.01
16/05/2014	Sales	(70,000)	102.00
21/05/2014	Sales	(15,000)	101.00
22/05/2014	Sales	(50,000)	102.50
28/05/2014	Sales	(48,000)	102.65
30/05/2014	Sales	(50,000)	101.76
11/06/2014	Sales	(45,000)	101.51
11/06/2014	Sales	(32,000)	101.36
12/06/2014	Sales	(23,000)	101.51
16/06/2014	Sales	(23,000)	102.14
16/06/2014	Sales	(70,000)	101.99
30/06/2014	Sales	(20,000)	101.25
01/07/2014	Purchases	5,000	100.05
10/07/2014	Sales	(98,000)	101.25
11/07/2014	Sales	(20,000)	100.38
11/07/2014	Purchases	16,000	100.75
14/07/2014	Purchases	209,000	101.25
14/07/2014	Purchases	15,000	99.75
30/07/2014	Purchases	300,000	100.18
(f)	During the disclosure period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Skadden, Arps, Slate, Meagher & Flom LLP (U.S. legal advisor to Chiquita) who is actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(g)	During the disclosure period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of McCann FitzGerald (Irish legal advisor to Chiquita) engaged actively in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(h)	During the disclosure period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Taft Stettinius & Hollister LLP (U.S. legal advisor to Chiquita) who is actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(i)	During the disclosure period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Kirkland & Ellis LLP (antitrust advisor to Chiquita) who is actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(j)	During the disclosure period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Freshfields Bruckhaus Deringer LLP (antitrust advisor to

Chiquita) who is actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(k)	During the disclosure period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of PricewaterhouseCoopers LLP (auditors to Chiquita) or PricewaterhouseCoopers Ireland (reporting accountants to Chiquita) engaged actively in relation to the Combination or otherwise customarily engaged in the affairs of Chiquita since March 10, 2012.
(l)	During the disclosure period, there were no dealings in relevant Chiquita securities by The Article 6 Marital Trust under the First Amended and Restated Jerry Zucker Revocable Trust which has provided a letter of support to Fyffes in connection with the Combination (as described in paragraph 7 of this proxy statement/prospectus).
(m)	During the disclosure period, there were no dealings in relevant Chiquita securities by the Balkan Investment Company and its related companies who have provided Chiquita with an irrevocable undertaking to vote at the Court Meeting in favour of the Scheme and at the Fyffes EGM in favour of the EMG Resolutions (as described in paragraph 7 of this Part 4 of this proxy statement/prospectus).
(n)	During the disclosure period, there were no dealings in relevant Chiquita securities by a fund manager (other than an exempt fund manager) connected with Chiquita.
(o)	During the disclosure period, there were no dealings in relevant Chiquita securities by any person that has an arrangement with Chiquita or with any person acting in concert with Chiquita.
(p)	Save as disclosed in this paragraph 5.5, no person acting in concert (including deemed to be acting in concert) with Chiquita dealt in any relevant Chiquita securities during the disclosure period.
(q)	During the disclosure period, Fyffes had no dealings in any relevant Chiquita securities.
(r)	During the relevant period, there were no dealings in relevant Chiquita securities by any member of the Fyffes Group.
(s)	During the disclosure period, no Fyffes director had any dealings in any relevant Chiquita securities.
(t)	The dealings during the relevant period in relevant Chiquita securities by Lazard (financial advisor to Fyffes) or persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Lazard were as follows:

Chiquita Common Shares

Date of dealing (dd/mm/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price
09/07/2014	Purchase	2,000	$10.41
26/06/2014	Sale	1,589	10.14
23/06/2014	Purchase	6,355	10.57
23/06/2014	Purchase	30,718	10.57
23/06/2014	Purchase	4,927	10.57
11/06/2014	Sale	10,918	10.47
11/06/2014	Sale	1,882	10.47
11/06/2014	Sale	12,340	10.47
11/06/2014	Sale	2,660	10.47
30/05/2014	Buy	1,618	10.25
29/05/2014	Sale	76	10.27
29/05/2014	Sale	6,000	10.27
29/05/2014	Sale	63	10.27
29/05/2014	Sale	26	10.27
29/05/2014	Sale	300	10.27
29/05/2014	Sale	700	10.3
29/05/2014	Sale	104	10.27

Date of dealing (dd/mm/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price
29/05/2014	Sale	131	10.27
23/04/2014	Purchase	5,185	12.35
10/04/2014	Purchase	2,200	12.41
10/04/2014	Purchase	1,200	12.41
09/04/2014	Purchase	1,736	12.36
09/04/2014	Purchase	1,233	12.36
09/04/2014	Purchase	5,163	12.36
09/04/2014	Purchase	6,443	12.36
09/04/2014	Purchase	9,184	12.36
09/04/2014	Purchase	14,941	12.36
09/04/2014	Purchase	500	12.36
09/04/2014	Purchase	360	12.36
09/04/2014	Purchase	1,506	12.36
09/04/2014	Purchase	1,881	12.36
09/04/2014	Purchase	2,689	12.36
09/04/2014	Purchase	4,364	12.36
07/04/2014	Purchase	6,000	12.24
07/04/2014	Purchase	27,000	12.24
10/03/2014	Purchase	1,762	12.02
10/03/2014	Purchase	2,270	12.06
10/03/2014	Purchase	1,630	12.06
10/03/2014	Purchase	6,849	12.06
10/03/2014	Purchase	8,549	12.06
10/03/2014	Purchase	12,226	12.06
10/03/2014	Purchase	19,841	12.06
10/03/2014	Sale	438	12.3
10/03/2014	Sale	260	12.3
10/03/2014	Sale	1,136	12.3
10/03/2014	Sale	1,330	12.3
10/03/2014	Sale	1,200	12.3
10/03/2014	Sale	3,108	12.3
10/03/2014	Sale	5,028	12.3

Chiquita 4.25% Convertible Senior Notes Due 2016

Date of dealing (dd/mm/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price
23/06/2014	Sale	60,000	$100.5
23/06/2014	Sale	320,000	100.5
23/06/2014	Sale	55,000	100.5
29/05/2014	Purchase	60,000	100.63
29/05/2014	Purchase	40,000	100.63
29/05/2014	Purchase	270,000	100.63
29/05/2014	Purchase	320,000	100.63
29/05/2014	Purchase	65,000	100.65
29/05/2014	Purchase	100,000	100.68
29/05/2014	Purchase	70,000	100.63
29/05/2014	Purchase	120,000	100.63
29/05/2014	Purchase	55,000	100.63
11/03/2014	Purchase	40,000	100.38
11/03/2014	Purchase	25,000	100.38
11/03/2014	Purchase	105,000	100.38

Date of dealing (dd/mm/yyyy)	Nature of transaction	Number of relevant Chiquita securities	Price
11/03/2014	Purchase	130,000	100.38
11/03/2014	Purchase	120,000	100.38
11/03/2014	Purchase	180,000	100.38
11/03/2014	Purchase	300,000	100.38
10/03/2014	Purchase	30,000	101.25
10/03/2014	Purchase	15,000	101.25
10/03/2014	Purchase	65,000	101.25
10/03/2014	Purchase	70,000	101.25
10/03/2014	Purchase	140,000	101.29
10/03/2014	Purchase	260,000	101.25
10/03/2014	Purchase	420,000	101.25
(u)	During the relevant period, there were no dealings in relevant Chiquita securities by Davy Corporate Finance (corporate broker to Fyffes) nor by persons (other than exempt principal traders or exempt fund managers) controlling or under the same control as Davy Corporate Finance.
(v)	During the relevant period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of KPMG (auditor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(w)	During the relevant period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(x)	During the relevant period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Simpson Thacher & Bartlett LLP (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(y)	During the relevant period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of King Wood & Mallesons SJ Berwin (antitrust advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(z)	During the relevant period, there were no dealings in relevant Chiquita securities by any partner or member of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination or otherwise customarily engaged in the affairs of Fyffes since March 10, 2012.
(aa)	During the relevant period, there were no dealings in relevant Chiquita securities by Jimmy Tolan or Catherine Ghose, who are actively engaged by Fyffes as individual advisors.
(bb)	During the relevant period, there were no dealings in relevant Chiquita securities by any person that has an arrangement with Fyffes or with any person acting in concert with Fyffes.
(cc)	Save as disclosed in this paragraph 5.5, no other person acting in concert (including deemed to be acting in concert) with Fyffes dealt in any relevant Chiquita securities during the relevant period.

The information in these paragraphs 5.2 to 5.5 in respect of each shareholder of Fyffes and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Fyffes directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries. The information in these paragraphs 5.2 to 5.5 in respect of each member of Chiquita and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Chiquita directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

6. Material Contracts

6.1	As required by Rule 24.2(a)(i)(10) of the Irish Takeover Rules, save as disclosed in this paragraph 6, neither Chiquita nor any of its subsidiaries has within the two years prior to the commencement of the Offer Period entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:
(a)	Transaction Agreement: On March 10, 2014, Chiquita entered into a transaction agreement with, amongst other parties, Fyffes for the purposes of implementing the combination and the merger. Further details regarding the transaction agreement are set forth in this proxy statement/prospectus.
(b)	Expenses Reimbursement Agreement: On March 10, 2014, Chiquita entered into an expenses reimbursement agreement with Fyffes in connection with the combination and the merger. Further details regarding the expenses reimbursement agreement are set forth in this proxy statement/prospectus.
(c)	Indenture, dated as of February 5, 2013, by and among Chiquita, Chiquita Brands L.L.C. (“CBL”), the guarantors party thereto and Wells Fargo Bank, National Association, as trustee and as collateral agent (the “Senior Secured Notes Indenture”).

On February 5, 2013, Chiquita and CBL completed the offering of $425 million of 7.875% senior secured notes due 2021 (“7.875% Notes”). The 7.875% Notes bear interest of 7.875% per year (payable semi-annually in arrears on February 1 and August 1 of each year). The 7.875% Notes were issued under the Senior Secured Notes Indenture and are guaranteed on a senior secured basis by all of Chiquita’s and CBL’s existing direct and indirect domestic subsidiaries, other than de minimis subsidiaries, and by certain future direct and indirect domestic subsidiaries. The 7.875% Notes and the guarantees are secured, subject to certain exceptions and permitted liens, on a first-priority basis by liens on Chiquita’s, CBL’s and the guarantors’ existing and after acquired material domestic real estate, certain intellectual property and 100% of the stock of substantially all of Chiquita’s and CBL’s domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries, with the lien on subsidiary stock limited to less than 20% of the principal amount of the 7.875% Notes. The 7.875% Notes and the guarantees are secured, on a second-priority basis, by liens on the assets that secure Chiquita’s and CBL’s obligations under the ABL Facility described below on a first-priority basis, including present and future receivables, inventory, equipment and substantially all of Chiquita’s, CBL’s and the guarantors’ other domestic assets that do not secure the 7.875% Notes on a first-priority basis. Chiquita and CBL may redeem the 7.875% Notes at their option at any time on or after February 1, 2016 at redemption prices specified in the Senior Secured Notes Indenture. On or before February 1, 2016, Chiquita and CBL may redeem some or all of the notes at a specified treasury make-whole rate.

Chiquita received $457 million of net proceeds from issuance of the 7.875% Notes and the initial borrowings of the ABL Facility described below.

(d)	Credit Agreement entered into as of February 5, 2013 by and among Chiquita, CBL and other direct and indirect subsidiaries and certain financial institutions as lenders, and Wells Fargo Bank, National Association as administrative agent (the “ABL Facility”).

Chiquita and CBL entered into the ABL Facility concurrently with the closing of the 7.875% Notes offering on February 5, 2013. The ABL Facility consists of a revolver (the “ABL Revolver”) and a $7.5 million term loan (the “ABL Term Loan”). The ABL Facility matures at the earlier of February 5, 2018 or 60 days prior to the maturity of Chiquita’s 4.25% Convertible Senior Notes due 2016, unless such notes have been satisfactorily refinanced. The ABL Term Loan requires annual repayments of approximately $2 million. The ABL Facility has a maximum borrowing capacity of $150 million, with the ABL Revolver subject to a borrowing base calculation based on specified percentages of domestic receivables, certain inventory and certain domestic machinery and equipment with the potential for additional advances against foreign receivables.

Loans under the ABL Facility bear interest at:

•	A rate equal to LIBOR plus a margin of from 1.75% to 2.25%, or base rate plus a margin of from 0.25% to 0.75%, determined based on levels of borrowing availability reset each fiscal quarter;
•	In the case of the fixed asset sub-line, a rate equal to LIBOR plus a margin from 2.25% to 2.75%, or base rate plus a margin of from 0.75% to 1.25%, determined based on levels of borrowing availability reset each fiscal quarter; and
•	In the case of the ABL Term Loan, a rate equal to LIBOR plus a margin from 2.75% to 3.25%, or base rate plus a margin of from 1.25% to 1.75%, determined based on levels of borrowing availability reset each fiscal quarter.

Obligations under the ABL Facility are secured by a first-priority security interest in present and future domestic receivables, inventory, equipment and substantially all other domestic assets that are not under the first-priority security interest of the 7.875% Notes, all subject to certain exceptions and permitted liens and by a second-priority interest in the existing and after acquired material domestic real estate, certain intellectual property and a pledge of 100% of the stock of substantially all of the Chiquita, CBL and guarantors’ domestic subsidiaries and up to 65% of the stock of certain foreign subsidiaries held by Chiquita, CBL and the guarantors, and proceeds relating thereto. Under the ABL Facility, CBL and non-de minimis domestic subsidiaries are borrowers. The ABL Facility is guaranteed on a full and unconditional basis by Chiquita and limited domestic subsidiaries of Chiquita, with the potential for additional guarantees from foreign subsidiaries of Chiquita. In addition, certain foreign subsidiaries of Chiquita may become borrowers under the ABL Facility, and certain foreign subsidiaries may guarantee those foreign borrowings.

(e)	Consent and Amendment No. 1, dated as of March 10, 2014 (the “Amendment”), to the ABL Facility.

Pursuant to the Amendment, Wells Fargo Bank, National Association, as administrative agent for the lenders under the ABL Facility, and the lenders party to the Amendment (which constitute the “Required Lenders” as defined under the ABL Facility) consented to the consummation of the merger and the resulting change of control as a consequence of Chiquita becoming a direct wholly-owned subsidiary of Delaware Sub and an indirect wholly-owned subsidiary of ChiquitaFyffes upon consummation of the combination. In addition, the Amendment contains, among other things, certain amendments to the representations, warranties and covenants in the ABL Facility to reflect the changes in corporate structure that will occur upon consummation of the combination, which amendments will become effective upon the consummation of the combination.

6.2	As required by Rule 25.6 of the Irish Takeover Rules, save as disclosed in this paragraph 6, neither Fyffes nor any of its subsidiaries has within the two years prior to the commencement of the Offer Period entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:
(a)	Transaction Agreement: On March 10, 2014, Fyffes entered into a transaction agreement with, amongst other parties, Chiquita for the purposes of implementing the combination and the merger. Further details regarding the transaction agreement are set forth in this proxy statement/prospectus.
(b)	Expenses Reimbursement Agreement: On March 10, 2014, Fyffes entered into an expenses reimbursement agreement with Chiquita in connection with the combination and the merger. Further details regarding the expenses reimbursement agreement are set forth in this proxy statement/prospectus.

7. Irrevocable undertakings/letter of support

Chiquita and ChiquitaFyffes have received irrevocable undertakings to vote at the Court Meeting in favour of the Scheme and to vote at the Fyffes EGM in favour of the EGM Resolutions from Balkan Investment Company and its related companies in respect of the aggregate 37,238,334 Fyffes Shares (representing 12.5% of Fyffes outstanding share capital) held or beneficially owned by them.

The irrevocable undertakings referred to above will lapse in the following circumstances:

•	the Scheme lapses or is withdrawn or Chiquita and/or ChiquitaFyffes makes an announcement to that effect (other than, in either case, if the Scheme lapses or is to lapse by application of the Irish Takeover Rules on an initiation by the European Commission of proceedings in respect of the Scheme under Article 6(1)(c) of the EC Merger Regulation or a referral by the European Commission of the Combination to a competent authority of an EU Member State under Article 9(c) of the EC Merger Regulation prior to the date of the Court Meeting);
•	there is a Fyffes Change of Recommendation; or
•	the Transaction Agreement is terminated in accordance with its terms.

Fyffes has received a letter dated March 7, 2014 on behalf of The Article 6 Marital Trust under The First Amended and Restated Jerry Zucker Revocable Trust (the “Trust”) in relation to its entire holdings amounting to 39,034,612 Fyffes Shares in the aggregate, representing 13.1% of Fyffes outstanding share capital, confirming that so long as the Fyffes Board is supportive of the Combination or the Transaction Agreement is not otherwise terminated or materially modified as determined by the Trust in the Trust’s sole and absolute discretion, the Trust will vote all of its Fyffes Shares in favour of any proposal submitted to Fyffes Shareholders to approve the Combination.

8. Directors and Service Contracts

8.1	Save as disclosed in this paragraph 8.1 in respect of Coen Bos, none of the directors of Fyffes has a service contract with Fyffes or any of its subsidiaries or associated companies with more than 12 months to run.

Mr. Bos's service contract has no expiry date and his basic salary is reviewed annually with regard to personal performance, the performance of the Fyffes group, inflation trends and competitive market practice. In 2013, Mr. Bos received an annual salary of €415,000. Fyffes also pays performance related bonuses to executive directors, the level of such bonuses in any given year depending on the assessment of individual performance and the overall performance of the Fyffes group. Annual performance bonuses for executive directors such as Mr. Bos are limited to 75% of basic salary, except in exceptional circumstances at the discretion of the compensation committee of the Fyffes board. Mr. Bos is a participant in Fyffes annual bonus program with respect to 2014 and its 2014 short term incentive plan for executive directors and senior management. The transaction agreement provides that, in the event the Combination is completed in 2014, 2014 annual cash bonuses (and short term incentive plan payments) will be paid out at the target level of performance at the time of the completion. If the closing occurs in 2015, the annual bonus for 2014 will be based on actual results and the 2015 bonus will be paid out at target, at the time bonuses are typically paid. Details of Mr. Bos’s 2014 annual bonus target and 2014 short term incentive plan target are set out at page 108 of this proxy statement/prospectus. Mr. Bos is also provided with a company car. Pension contributions are made by Fyffes on behalf of Mr. Bos to an external unconnected defined benefit pension scheme. Pensions for executive directors are provided on basic pensionable salary only and provide for two-thirds of pensionable salary for full service (40 years) at retirement. In 2013, a pension contribution of €120,000 was made on behalf of Mr. Bos.

8.2	Save as disclosed in “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus, no proposal exists in connection with the Combination that any payment or other benefit will be made or given by Chiquita to any director of Fyffes as compensation for loss of office or as consideration for or in connection with his retirement from office.

9. Material Changes

9.1	Save as disclosed in Chiquita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Chiquita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, the directors of Chiquita are not aware of any material change in the financial or trading position of Chiquita since December 31, 2013 (the date to which the last published audited accounts of Chiquita were prepared).
9.2	Save as disclosed in Fyffes Annual Report for the fiscal year ended December 31, 2013, the directors of

Fyffes are not aware of any material change in the financial or trading position of Fyffes since December, 31, 2013 (the date to which the last published audited accounts of Fyffes were prepared).
9.3	As announced by Chiquita and Fyffes on 29 April 2014, the parties have restated the terms of those conditions to the combination that relate to obtaining approval under the EC Merger Regulation. The conditions, as originally set out in paragraph 3 of Part A of Appendix III to the Rule 2.5 Announcement, had reflected the parties’ belief, based upon an analysis of the data available to the parties at that time, that the combination would not meet the mandatory notification thresholds under the EC Merger Regulation and, as a result, the European Commission would have jurisdiction to examine the combination only if: (i) the EU member states with jurisdiction to review the transaction did not object; or (ii) the European Commission accepted a request from one or more EU member states to review all or part of the transaction. Subsequently, following an examination of additional data, including data made available by third parties, Chiquita and Fyffes concluded that the combination satisfies the mandatory notification thresholds under the EC Merger Regulation and, as a consequence, the conditions to completion of the combination that relate to obtaining approval under the EC Merger Regulation were restated to reflect the mandatory jurisdiction of the European Commission. The substance of those conditions remains otherwise unchanged. In addition, at the request of Chiquita and Fyffes, the Irish Takeover Panel granted a derogation from the application of Rule 12(b)(i) of the Irish Takeover Rules to the proposed combination. The effect of Rule 12(b)(i), which applies to transactions regulated by the Panel that are within the European Commission’s jurisdiction under the EC Merger Regulation, would have been that the scheme of arrangement portion of the combination would have lapsed according to the Irish Takeover Rules and the combination been temporarily suspended if, before the Fyffes shareholders approved the combination, the European Commission initiated a Phase II investigation in respect of the combination or referred the combination for review by a competent authority of an EU member state. As a result of the derogation, the parties became able to make a notification under the EC Merger Regulation earlier than would have been the case absent the derogation. Save as otherwise disclosed in this document, there has been no other material change in information previously published by Chiquita or Fyffes in connection with the combination since the commencement of the Offer Period.

10. Consents

10.1	Goldman Sachs has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its fairness opinion in this proxy statement/prospectus.
10.2	Wells Fargo Securities, LLC has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its fairness opinion in this proxy statement/prospectus.
10.3	Lazard has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear.
10.4	PricewaterhouseCoopers LLP has given and not withdrawn its written consent, as Exhibit 23.2, to the use of its report on Chiquita’s Form 10-K incorporated by reference herein and inclusion of its name as an “expert” in this proxy statement/prospectus.
10.5	PricewaterhouseCoopers Audit SA has given and not withdrawn its written consent, as Exhibit 23.3, to the use of its report relating to financial statements of Danone Chiquita Fruits SAS.
10.7	KPMG has given and not withdrawn its written consent, as Exhibit 23.4, to the use of its report on the consolidated financial statements of Fyffes included in this proxy statement/prospectus and inclusion of its name as an “expert” in this proxy statement/prospectus.
10.8	Skadden, Arps, Slate, Meagher & Flom LLP has given and not withdrawn its consent to its inclusion in this document of the references to its name in the form and context in which they appear.
10.9	McCann FitzGerald has given and not withdrawn its consent to the inclusion in this document of the references to its name in the form and context in which they appear.

11. Sources and Bases of Information

11.1	In this proxy statement/prospectus, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:
(a)	the historical share price is sourced from the NYSE for Chiquita and from the Irish Stock Exchange Limited and the London Stock Exchange plc for Fyffes;
(b)	the value of the whole of the existing issued share capital of Fyffes is based upon the entire issued ordinary share capital excluding treasury shares at August 4, 2014 (the last practicable date before the printing of this proxy statement/prospectus), namely 297,659,807 Fyffes Shares;
(c)	references to a percentage of Fyffes shares are based on the number of Fyffes Shares in issue as set out in paragraph 11.1(b) above;
(d)	the value of the whole of the existing issued share capital of Chiquita is based upon the entire issued ordinary share capital at August 4, 2014 (the last practicable date before the printing of this proxy statement/prospectus), namely 46,965,393 Chiquita Shares;
(e)	references to the arrangements in place between Fyffes and Chiquita regarding an Expenses Reimbursement Agreement are sourced from the terms of the Expenses Reimbursement Agreement approved by the Panel;
(f)	the entire issued and to be issued share capital (fully diluted share capital) of Fyffes is calculated on the basis of:
(i)	the number of issued Fyffes Shares, as set out in paragraph 11.1(b) above;
(ii)	11,824,000 Fyffes Options outstanding under the Fyffes Share Plans at August 4, 2014 (the latest practicable date before the printing of this proxy statement/prospectus); and
(iii)	full exercise of the outstanding options and vesting of outstanding share awards under the Fyffes Share Plans (and assumes satisfaction of any performance targets in respect of performance related awards);
(g)	the entire issued and to be issued share capital (fully diluted share capital) of Chiquita is calculated on the basis of:
(i)	the number of issued shares of Chiquita Shares, as set out in paragraph 11.1(d) above;
(ii)	1,440,062 options to acquire Chiquita Shares and 740,585 Chiquita Share Awards outstanding under the Chiquita Share Plans at August 4, 2014 (the latest practicable date before the printing of this proxy statement/prospectus);
(iii)	full exercise of the outstanding options and vesting of outstanding share awards under the Chiquita Share Plans (and assumes satisfaction of performance targets in respect of performance-related awards); and
(iv)	Chiquita’s 4.25% Convertible Senior Notes due 2016 not converting into Chiquita Shares;
(h)	save where otherwise stated, financial and other information concerning Fyffes and Chiquita have been extracted from published sources or from audited financial results of Fyffes and Chiquita; and
(i)	references to the arrangements in place between Fyffes and Chiquita regarding a transaction agreement are sourced from the Transaction Agreement;

12. Concert Parties

12.1	For the purpose of the Irish Takeover Rules, each of the following persons is regarded as acting in concert with Chiquita in connection with the Combination:
(a)	the directors of Chiquita;
(b)	the subsidiaries and associated companies of Chiquita;

(c)	ChiquitaFyffes Limited, a private limited company, having its registered office at Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland;
(d)	CBII Holding Corporation, a Delaware corporation, having its principal executive offices at 550 South Caldwell Street, Charlotte, North Carolina, U.S.A. 28202 (Delaware Sub and a direct subsidiary of ChiquitaFyffes Limited);

(e)	Chicago Merger Sub, Inc., a New Jersey corporation, having its principal executive offices at 550 South Caldwell Street, Charlotte, North Carolina, U.S.A. 28202 (Merger Sub and an indirect subsidiary of ChiquitaFyffes Limited);
(f)	Goldman Sachs, having its principal executive office at 200 West Street, New York, New York, U.S.A. 10282 (financial advisor to Chiquita);
(g)	Wells Fargo Securities, LLC, having its principal executive office at 550 South Tryon Street, Charlotte, North Carolina, U.S.A. 28202 (financial advisor to Chiquita);
(h)	partners and members of the professional staff of PricewaterhouseCoopers LLP (auditors to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012;
(i)	partners and members of the professional staff of PricewaterhouseCoopers Ireland (reporting accountants to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012;
(j)	partners and members of the professional staff of Skadden, Arps, Slate, Meagher and Flom LLP (U.S. legal advisor to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012;
(k)	partners and members of the professional staff of McCann FitzGerald (Irish legal advisor to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012;
(l)	partners and members of the professional staff of Taft Stettinius & Hollister LLP (U.S. legal counsel to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012;
(m)	parties and members of the professional staff of Kirkland & Ellis LLP (antitrust advisor to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012; and
(n)	parties and members of the professional staff of Freshfields Bruckhaus Deringer LLP (antitrust legal advisor to Chiquita) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Chiquita or who have been engaged in those affairs since March 10, 2012.
12.2	For the purpose of the Irish Takeover Rules, each of the following persons is regarded as acting in concert with Fyffes in connection with the Combination:
(a)	the directors of Fyffes;
(b)	the subsidiaries and associated companies of Fyffes;
(c)	Lazard having its registered offices at 50 Stratton Street, London W1J 8LL, U.K. (financial advisor to Fyffes);
(d)	Davy Corporate Finance having its principal executive offices at Davy House, 49 Dawson Street, Dublin 2, Ireland (corporate broker to Fyffes);
(e)	partners and members of the professional staff of KPMG (auditors to Fyffes) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Fyffes or who have been engaged in those affairs since March 10, 2012;
(f)	partners and members of the professional staff of Arthur Cox (Irish legal advisor to Fyffes) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Fyffes or who have been engaged in those affairs since March 10, 2012;

(g)	partners and members of the professional staff of Simpson Thacher & Bartlett LLP (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Fyffes or who have been engaged in those affairs since March 10, 2012;
(h)	partners and members of the professional staff of King Wood & Mallesons SJ Berwin (antitrust advisor to Fyffes) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Fyffes or who have been engaged in those affairs since March 10, 2012;
(i)	partners and members of the professional staff of Baker Botts L.L.P. (U.S. legal advisor to Fyffes) actively engaged in relation to the Combination or who are customarily engaged in the affairs of Fyffes or who have been engaged in those affairs since March 10, 2012; and
(j)	Jimmy Tolan and Catherine Ghose engaged by Fyffes as individual advisors.

13. Other Information

13.1	Save as disclosed in “The Combination — Interests of Certain Persons in the Combination — Fyffes” beginning on page 106 of this proxy statement/prospectus, no agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the Combination exists between Chiquita or any person acting in concert with Chiquita and any of the directors or recent directors of Fyffes, holders or recent holders of, or any person interested in or recently interested in, relevant Fyffes securities. In this paragraph 13, “recent” means within the disclosure period (as defined in paragraph 5 of this Part 4 above).
13.2	No agreement, arrangement or understanding exists whereby ownership of any Fyffes shares acquired in pursuance of the Combination will be transferred to any other person, but Chiquita reserves the right to transfer any Fyffes shares to any other member of its group.
13.3	No arrangement (within the meaning set out in paragraph 5.1(b) of this Part 4) exists between Chiquita or any person acting in concert with Chiquita and any other person.
13.4	No arrangement (within the meaning set out in paragraph 5.1(b) of this Part 4) exists between Fyffes, or any person acting in concert with Fyffes and any other person.
13.5	See “Transaction Agreement” beginning on page 135 of this proxy statement/prospectus and “Expenses Reimbursement Agreement” beginning on page 155 of this proxy statement/prospectus for a description of agreements and arrangements to which Chiquita is a party and which relate to circumstances in which Chiquita may or may not invoke a condition to the Combination and the consequences of its doing so, including details of fees payable as a result. Save as disclosed in those sections of this proxy statement/prospectus, there are no such agreements or arrangements.
13.6	Save as disclosed in “The Combination — Interests of Certain Persons in the Combination — Chiquita” beginning on page 101 of this proxy statement/prospectus, the emoluments of the directors of Chiquita will not be affected by the acquisition of Fyffes or automatically as a consequence of the Combination.

14. Description of Scheme Consideration in the Transaction Agreement

In the Transaction Agreement, the ChiquitaFyffes ordinary shares which are to be issued to Fyffes and Chiquita shareholders upon closing of the Combination are described as having a nominal value of $0.01 or €0.01 each. Fyffes and Chiquita have agreed that the ChiquitaFyffes ordinary shares should in fact have a nominal value of $0.01 each. Fyffes shareholders will continue to receive share consideration of 0.1567 of a ChiquitaFyffes ordinary share per Fyffes share. Chiquita shareholders will continue to receive one ChiquitaFyffes ordinary share per Chiquita Share. Therefore there is no change to the value of the consideration to be received by Fyffes and Chiquita shareholders. This section has been included for clarificatory purposes only.

15. Documents Available For Inspection

15.1	Copies of the following documents will be published on the websites of Chiquita and Fyffes, www.chiquita.com and www.fyffes.com, respectively, and will be available for inspection during usual business hours on any Business Day from the date of this document until completion of the Combination at the offices of McCann FitzGerald, Riverside One, Sir John Rogerson’s Quay, Dublin 2, Ireland and Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland:
(a)	the Rule 2.5 Announcement made on March 10, 2014;

(b)	this document dated August 6, 2014;
(c)	the Memorandum and Articles of Association of Fyffes;
(d)	the charter documents of Chiquita;
(e)	Fyffes annual report for the fiscal year ended December 31, 2013;
(f)	Fyffes unaudited financial results for the quarter ended March 31, 2014;
(g)	Fyffes annual report for the fiscal year ended December 31, 2012;
(h)	Fyffes annual report for the fiscal year ended December 31, 2011;
(i)	Chiquita’s annual report on form 10-K for the fiscal year ended 31 December, 2013;
(j)	Chiquita’s annual report on Form 10-K for the fiscal year ended 31 December, 2012;
(k)	Chiquita’s annual report on Form 10-K for the fiscal year ended 31 December, 2011;
(l)	Chiquita’s quarterly report on Form 10-Q for the quarter ended 31 March, 2014;
(m)	the letters of consent referred to in paragraph 10;
(n)	the material contracts referred to in paragraph 6;
(o)	the irrevocable undertakings and letter of support referred to in paragraph 7;
(p)	a full list of each entity’s holding and dealings in respect of which the Panel has consented to aggregation;
(q)	form of opinion of McCann FitzGerald, as to the validity of the ChiquitaFyffes ordinary shares;
(r)	form of opinion of McCann FitzGerald, as to certain tax matters;
(s)	form of opinion of Skadden, Arps, Slate, Meagher & Flom LLP, as to certain tax matters;
(t)	the reports pursuant to Rule 28.3 of the Irish Takeover Rules by (i) Goldman Sachs and (ii) PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland (“PricewaterhouseCoopers Ireland”) on the Chiquita Profit Forecast to be furnished on Form 8-K and to be mailed with this proxy statement/prospectus;
(u)	the reports pursuant to Rule 28.3 of the Irish Takeover Rules by (i) Lazard and (ii) KPMG on the Fyffes Profit Forecast to be furnished on Form 8-K and to be mailed with this proxy statement/prospectus;
(v)	the reports pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) Goldman Sachs and (ii) PricewaterhouseCoopers Ireland on the Chiquita merger benefits statement which were included in Appendix IV and Appendix V to the Rule 2.5 Announcement made on March 10, 2014;
(w)	the Expenses Reimbursement Agreement; and
(x)	the Transaction Agreement.

16. Governing Law

The Combination (other than the Merger which shall be governed by, and construed in accordance with, the laws of the State of New Jersey) and the Transaction Agreement shall be governed by, and construed in accordance with, the laws of Ireland. All of the parties to the Transaction Agreement hereby agree that the Irish High Court shall have exclusive jurisdiction to hear and determine any suit, action or proceeding or to settle any dispute which may arise in relation thereto.

17. Irish Takeover Rules and Panel

The Combination is subject to the provisions of the Takeover Panel Act, Irish Takeover Rules and the jurisdiction of the Panel.

CHIQUITA PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1. General

Contemporaneously with the filing of this proxy statement/prospectus, Chiquita is making the following profit forecast:

For the fiscal year ending December 31, 2014, Chiquita has projected U.S. GAAP operating income (or EBIT) of $53 to $73 million and adjusting to remove the effect of one-time events of $15 million, primarily combination related transaction fees and adding projected depreciation and amortization of $62 million, has projected adjusted EBITDA of $130 to $150 million. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA removes the effects of one-time events. EBIT represents earnings before interest and taxes.

The basis of presentation and the assumptions upon which the Chiquita Profit Forecast is based are described below.

In 2014, Chiquita is forecasting higher U.S. GAAP operating income ($50 million operating income in 2013) and adjusted EBITDA ($118 million adjusted EBITDA in 2013) as compared to 2013 primarily from:

•	Bananas — In our North American banana business increased sales volumes, partially offset by increased sourcing costs and in our European banana business, increased sourcing and logistics costs partially offset by marginal prices increases and improved exchange rates compared to 2013.
•	Salads & Healthy Snacks — Increases in sales price forecasts and initiated cost savings, partially offset by increases in certain raw material costs and marketing spend. Additionally, the non-recurrence of approximately $18 million of costs associated with Chiquita’s 2013 Midwest plant consolidation.
•	SG&A costs slightly down compared to 2013 due to ongoing cost containment initiatives.

EBITDA and adjusted EBITDA are key performance measures that management of Chiquita uses to evaluate the company's performance against internal budgets and targets. These measures are also used by our investors to track year-on-year comparisons of the company's core financial performance and by analysts reporting on the company in determining their consensus estimates. In light of the fact that Chiquita's effective tax rate may vary significantly from period to period and from the statutory rate in the US given the full tax valuation allowances in the U.S. as well as certain foreign jurisdictions and the differences in tax rates in those foreign jurisdictions and other reasons, Chiquita believes that, from a forecast perspective, these measures may be more meaningful to investors than net income.

While, in light of the above, Chiquita does not regularly develop net income forecasts for review by its Board, Chiquita does note that net income may differ significantly from EBITDA or adjusted EBITDA, especially given the one-time events that may be experienced in a given year and the income tax valuation allowances that exist in the U.S. and certain foreign jurisdictions, which results in an effective tax rate that can be significantly different from the US statutory rate. For example, in the year ended December 31, 2013, Chiquita had adjusted EBITDA of $118 million and reported a net loss of $16 million and for the year ended December 31, 2012, had adjusted EBITDA of $70 million and reported a net loss of $405 million. Chiquita urges shareholders to review Chiquita's historical financial statements for additional details regarding the various components giving rise to net income, including one-time charges. Accordingly, Chiquita cautions shareholders from relying solely on EBITDA or adjusted EBITDA to predict net income.

The following table reconciles Chiquita’s reported U.S. GAAP net loss of $16 million for the year ended December 31, 2013 to adjusted EBITDA of $118 million:

(in millions)	2013
Net loss	$(16)
Income tax expense	5
Other income, net	(3)
Loss on debt extinguishment	6
Interest expense	61
Interest income	(3)
Operating income	50
Depreciation	56
Amortization	9
EBITDA (Non-GAAP)	115
Exit activities	2
Recovery of grower receivables	(1)
Other	2
Adjusted EBITDA (Non-GAAP)	$118

The statements above regarding adjusted EBITDA, U.S. GAAP operating income (EBIT) and depreciation and amortization for the year ending December 31, 2014 constitute a profit forecast (“Chiquita Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Panel Act 1997, Takeover Rules 2013. The Chiquita Profit Forecast speaks as of the date that it was made. Except as may be required under the Irish Takeover Rules, Chiquita assumes no obligation, nor does Chiquita intend, to update or otherwise revise the Chiquita Profit Forecast.

2. Basis of preparation

The Chiquita Profit Forecast for the period ending December 31, 2014, has been prepared on a consistent basis with the accounting policies of Chiquita disclosed in its consolidated financial statements for the year ended 31 December 2013.

Except for the projected U.S. GAAP operating income (or EBIT), which includes the effect of combination related transaction fees, the Chiquita Profit Forecast does not take into account any effects of the proposed combination with Fyffes. U.S. GAAP operating income (or EBIT) includes combination related transaction fees, but does not take into account any other effects of the proposed combination with Fyffes.

3. Assumptions

The principal assumptions upon which the Chiquita Profit Forecast is based are set forth below:

Specific assumptions adopted by the Chiquita Directors

•	Overall sales growth driven by volume and improvements in pricing and product mix;
•	Banana volume growth follows GDP growth. Salads sales growth is from investing in new products and categories;
•	Escalations in cost of goods driven by inflationary pressures on wages and key components, partially offset by productivity initiatives. Costs of purchased fruit and raw product are also increasing for the same reasons;
•	Higher logistics costs due to increases in bunker fuel costs and end of gains on sale/leaseback of vessels;
•	Absence of 2013 Midwest plant consolidation (Streamwood) costs of $18 million;
•	Increased marketing investment to support both the Fresh Express and Chiquita brands;
•	SG&A costs are flat to slightly down as a percentage of sales;
•	Euro exchange rate of $1.32 per euro;

•	No significant change in performance of smaller businesses; and
•	There will be no material changes in Chiquita’s management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2014.

Factors outside the influence or control of the Chiquita Directors

•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements from those currently forecast that would have a material impact on Chiquita’s operations or its accounting policies;
•	There will be no material adverse weather events or natural catastrophes that affect Chiquita’s key products or markets;
•	There will no material changes in shipping rates or bunker fuel costs other than as reflected in the assumptions stated above;
•	There will be no material impact from any political or economic events in the countries in which Chiquita or its customers trade;
•	Assumes no account for any adverse outcome to any litigation, regulatory matter or government investigation; and
•	There will be no business interruptions that materially adversely affect Chiquita, its key customers or its key suppliers.

Additional Information

Additional information relating to the Chiquita Profit Forecast which is required under the Irish Takeover Rules will be mailed to shareholders separately, to the extent so required.

Copies of such information can also be found as an exhibit to a Current Report on Form 8-K which Chiquita intends to furnish to the SEC on or about the date of this proxy statement/prospectus. Any information furnished with the SEC is not incorporated into the Form S-4 of which this proxy statement/prospectus is a part.

FYFFES PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1. General

Set forth below are financial projections for the 2014 fiscal year, including the following:

For the fiscal year ending December 31, 2014, Fyffes has projected EBITA of €30 – €35 million. EBITA represents operating income before interest, tax, and amortization. EBITA is the basis on which Fyffes has consistently provided the market with profit target ranges or forecasts in recent years as it is the primary measure of performance used by the company. The following table shows the reconciliation of EBITA to the generally accepted accounting principle measure of Profit for the financial year as derived from the audited consolidated financial statements of Fyffes for its two most recent financial years ending December 31, 2013 and 2012 included elsewhere in this proxy statement/prospectus:

	2013 €’000	2012 €’000
EBITA	32,654	30,542
Amortisation charges	(1,333)	(2,217)
Share of joint ventures interest and tax charges	(1,346)	(1,041)
Operating Profit	29,975	27,284
Net Financial Income / (Expense)	(1,296)	(1,158)
Income tax charge	(2,535)	(2,218)
Profit for the financial year	26,144	23,908

Fyffes 2014 €30 – €35 million forecast excludes costs incurred, or to be incurred, by Fyffes in connection with the combination which it is estimated will amount to approximately €12.3 million in 2014. There were no exceptional charges included in EBITA or Profit for the financial year in 2013 or 2012. Fyffes intangible assets became fully amortised in 2013 and, as a result, Fyffes does not anticipate any amortization charge in 2014. Fyffes encourages shareholders to review its historical financial statements to understand differences between its EBITA and Profit for the financial year in earlier years and cautions shareholders from relying solely on EBITA to predict Profit for the financial year.

The statements above regarding EBITA and amortization for the year ending December 31, 2014 constitutes a profit forecast (“Fyffes Profit Forecast”) for the purposes of Rule 28 of the Irish Takeover Panel Act 1997, Takeover Rules 2013). Except as may be required under the Irish Takeover Rules, Fyffes assumes no obligation, nor does Fyffes intend, to update or otherwise revise the Fyffes Profit Forecast.

2. Basis of preparation

The Fyffes Profit Forecast has been prepared, except as described above, on a consistent basis with the accounting policies being adopted by Fyffes for the period ending December 31, 2014, which are in accordance with IFRS, and which are comparable with the accounting policies adopted in its consolidated financial statements for the year ended 31 December 2013.

The Fyffes Profit Forecast does not take into account any effects of the proposed combination with Chiquita (including any costs related to the completion of the combination).

3. Assumptions

The principal assumptions upon which the Fyffes Profit Forecast is based are set forth below:

Specific assumptions adopted by the Fyffes Directors

•	Overall sales volumes for all three major products to remain in line with last year;
•	Only marginal change in overall customer base predicted;
•	Increase in cost of goods driven by inflationary pressures on fruit and other key inputs, offset by operational efficiencies;
•	No material changes in SG&A costs predicted and expected to be flat as a percentage of sales;

•	No material change in overall margins predicted; and
•	No significant change in performance of smaller businesses.

Factors outside the influence or control of the Fyffes Directors

•	There will be no material changes in Fyffes management, existing operational strategies, or accounting policies and methodologies during the year ending December 31, 2014;
•	There will be no changes in exchange rates, interest rates, bases of taxes, legislative or regulatory requirements from those currently forecast that would have a material impact on Fyffes operations or its accounting policies;
•	There will be no material adverse weather events or natural catastrophes that affect Fyffes key products or markets;
•	There will be no material impact from any political or economic events in the countries in which Fyffes, its competitors or customers trade;
•	Assumes no account for any adverse outcome to any litigation, regulatory matter or government investigation; and
•	There will be no business interruptions that materially adversely affect Fyffes, its key customers or its key suppliers.

Additional Information

The Fyffes board of directors is solely responsible for the Fyffes Profit Forecast.

Additional information relating to the Fyffes Profit Forecast which is required under the Irish Takeover Rules will be mailed to shareholders separately, to the extent so required.

Copies of such information can also be found as an exhibit to a Current Report on Form 8-K which Chiquita intends to furnish to the SEC on or about the date of this proxy statement/prospectus. Any information furnished with the SEC is not incorporated into the Form S-4 of which this proxy statement/prospectus is a part.

MERGER BENEFIT STATEMENT

The Rule 2.5 announcement, dated March 10, 2014 (the announcement), included, in substantially this form, the following statements regarding the synergies that may result from the combination (the synergy statements):

Chiquita and Fyffes anticipate that the transaction will potentially provide annualised recurring before tax overhead and operational synergies (including logistics and transport synergies) of at least $40 million by the end of 2016. These recurring annual synergies are anticipated to comprise of:

(a)	Potential operational efficiencies, generating synergies of $20 million, in the areas of fruit utilisation, shipping, port operations, packaging and procurement; and
(b)	Potential synergies of $20 million in the areas of public company expenses, integration of senior management and administration.

The annual tax cost of the synergies is estimated at $5 million. Approximately 50% of the recurring annual synergies are expected to be realised in the first full fiscal year post transaction closing, which is expected to be year ending December 2015, with the remainder of the recurring annual synergies taking effect in the second full fiscal year post transaction closing.

Implementation and integration costs required to achieve the synergies during 2015 and 2016 are not anticipated to exceed $16 million, in total, before taxes.

Subject to the scheme becoming effective, Fyffes shareholders will be able to share in the expected benefits arising from the synergies resulting from the transaction by means of the new shares they will receive in ChiquitaFyffes.

There are various material assumptions underlying the synergies estimate which may result in the synergies being materially greater or less than estimated. The estimates should therefore be read in conjunction with the key assumptions underlying the estimates.

There are various material assumptions underlying the synergies estimate which might therefore be materially greater or less than estimated. The estimates of synergies should therefore be read in conjunction with the key assumptions underlying the estimates.

The synergy statements, including any statement that the combination will be accretive, should not be construed as a profit forecast or interpreted to mean that ChiquitaFyffes adjusted earnings in the first full year following the consummation of the transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other period.

Assumptions
1.	The bases of belief (including sources of information and assumptions made) that support the expected synergies are set out in the following paragraphs.
2.	The estimate of synergies has been reported on in accordance with Rule 19.3(b)(ii) of the Irish Takeover Rules.
3.	The expected sources of the potential recurring before tax annual synergies are anticipated to comprise of efficiencies in the areas of procurement, supply chain, shipping, container management, port operations and administration.
4.	When evaluating the potential recurring before tax annual synergies and the tax costs associated with such synergies, the Chiquita board of directors has assumed the following:
a.	That the scheme will become effective and ChiquitaFyffes will acquire 100% of the issued and to be issued share capital of Fyffes and Chiquita on completion of the combination;
b.	That there will be no material impact on the combined company arising from any decisions made by competition authorities;

c.	That there will be no material change to the market dynamics (including, without limitation, as a result of changes in bunker fuel rates or as a result of weather events and other natural catastrophes) affecting Chiquita and/or Fyffes following the completion of the combination;
d.	That there will be no material adverse impact on the on-going business arising as a result of the combination;
e.	That there will be no material change to exchange rates following the completion of the combination; and
f.	There will be no material change to income tax laws or regulations affecting Chiquita and/or Fyffes following completion of the combination.
5.	In establishing the estimate of the anticipated recurring before tax annual synergies and the associated tax costs, the Chiquita board of directors has reviewed the results of discussions of the respective managements of Chiquita and Fyffes regarding the opportunities for synergies and other cost efficiencies. As part of the diligence process, Chiquita management, together with the management of Fyffes, reviewed such opportunities and determined the source and scale of the potential recurring before tax annual synergies and associated tax costs. The potential recurring before tax synergies and associated tax costs are incremental to Chiquita’s existing plans and, to the best of Chiquita’s knowledge, Fyffes existing plans. In addition to information from Chiquita’s and Fyffes respective management teams, the sources of information that Chiquita has used to arrive at the estimate of the potential recurring before tax annual synergies and expected associated tax costs, include:
a.	the Fyffes annual report and accounts;
b.	Fyffes presentations to analysts;
c.	Fyffes website;
d.	Analysts’ research;
e.	Other public information; and
f.	Chiquita’s knowledge of the industry and of Fyffes.
6.	There remains an inherent risk in the synergy forward-looking statements. No synergy statement in this document, including any statement that the combination will be accretive, should be construed as a profit forecast or interpreted to mean that ChiquitaFyffes earnings in the first full year following the combination, or any subsequent period, would necessarily match or be greater than or be less than those of Chiquita and/or Fyffes for the relevant preceding financial period or any other financial period.
Additional Information

Additional information relating to the Merger Benefit Statement which is required under the Irish Takeover Rules was previously mailed to Fyffes shareholders.

Copies of such information can also be found as Appendices IV and V to Fyffes Rule 2.5 Announcement attached as an exhibit to a Current Report on Form 8-K furnished by Chiquita to the SEC on March 10, 2014. Any information furnished with the SEC is not incorporated into the Form S-4 of which this proxy statement/prospectus is a part.

Independent Auditor’s Report

The Board of Directors and Shareholders
Fyffes plc:

We have audited the accompanying group balance sheets of Fyffes plc and subsidiaries as of 31 December 2013 and 2012 and the related group income statements, group statement of comprehensive income, group statement of movement in equity, and group cash flows for the years ended 31 December 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fyffes plc and subsidiaries as of 31 December 2013 and 2012, and the results of their operations and their cash flows for the years ended 31 December 2013, 2012 and 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG

Dublin, Ireland
29 April 2014

Fyffes plc

Group Income Statement
for the years ended December 31, 2013, 2012 and 2011

	Notes	2013 €’000	2012 €’000	2011 €’000
Group revenue	2	835,753	783,701	659,045
Cost of sales		(741,223)	(694,578)	(593,609)
Gross profit		94,530	89,123	65,436
Distribution expenses		(26,325)	(25,347)	(24,784)
Administrative expenses		(38,861)	(36,873)	(24,732)
Other operating expenses	4	(2,105)	(2,128)	(2,108)
Other operating income	3	1,173	1,869	1,833
Share of profit of joint ventures after tax	11	1,563	640	2,669
Share of (loss) of associate after tax – Balmoral International Land Holdings plc	11	—	—	(5,856)
Operating profit		29,975	27,284	12,458
Financial income	5	287	499	1,013
Financial expense	5	(1,583)	(1,657)	(1,738)
Profit before tax		28,679	26,126	11,733
Income tax charge	6	(2,535)	(2,218)	(1,088)
Profit for the financial year – continuing operations		26,144	23,908	10,645
Attributable as follows:
Equity shareholders of the Company		25,620	23,782	10,834
Non-controlling interests	18	524	126	(189)
		26,144	23,908	10,645
Earnings per ordinary share – cent	8
Basic		8.61	8.00	3.36
Diluted		8.51	8.00	3.36

Fyffes plc

Group Statement of Comprehensive Income
for the years ended December 31, 2013, 2012 and 2011

	Notes	2013 €’000	2012 €’000	2011 €’000
Profit for the financial year		26,144	23,908	10,645
Other comprehensive income
Items that are or may subsequently be reclassified to profit or loss
Translation of net equity investments
– subsidiaries		(5,228)	(2,724)	2,485
– joint ventures	11	(296)	(91)	251
Share of foreign currency movement recognised in associated undertaking	11	—	—	10
Loss in associated undertaking set against revaluation reserves	11	—	—	(6,091)
Cash flow hedges
– effective portion of changes in fair value		(3,152)	(2,758)	11,055
– reclassified to cost of sales in the income statement		1,105	(7,170)	(4,046)
Deferred tax relating to cash flow hedges net of reclassification	23	255	1,241	(876)
Items that will never be reclassified to profit or loss
Actuarial gain/(loss) recognised on defined benefit pension schemes	25	870	(8,547)	(8,386)
Deferred tax on actuarial movement on defined benefit pension schemes	23	(996)	1,370	1,418
Share of actuarial loss on joint ventures defined benefit pension schemes	11	(227)	(296)	(477)
Deferred tax on actuarial losses on joint ventures defined benefit pension schemes	11	(63)	(19)	36
Other comprehensive income – net of tax		(7,732)	(18,994)	(4,621)
Total comprehensive income		18,412	4,914	6,024
Attributable as follows:
Equity shareholders of the Company		17,888	4,788	6,213
Non-controlling interest	18	524	126	(189)
Total comprehensive income		18,412	4,914	6,024

Fyffes plc

Group Statement of Movement in Equity
for the years ended December 31, 2013, 2012 and 2011

	Share Capital €’000	Share Premium €’000	Capital Reserves €’000	Share Option Reserve €’000	Currency Translation Reserve €’000	Revaluation Reserve €’000	Own Share Reserve €’000	Hedging Reserve €’000	Retained Earnings €’000	Shareholders’ Funds €’000	Non- controlling Interests €’000	Total Equity €’000
Balance at 1 January 2011	21,693	98,999	71,932	1,392	(8,199)	8,318	(20,730)	840	(26,144)	148,101	878	148,979
Profit/(loss) for year	—	—	—	—	—	—	—	—	10,834	10,834	(189)	10,645
Foreign currency translation effects (incl share of joint ventures)	—	—	—	—	2,746	—	—	—	—	2,746	—	2,746
Loss in associated undertaking set against revaluation reserves (including impairment)	—	—	—	—	—	(6,091)	—	—	—	(6,091)	—	(6,091)
Effective portion of cash flow hedges (net of deferred tax)	—	—	—	—	—	—	—	6,133	—	6,133	—	6,133
Actuarial loss on defined benefit pension schemes (net of deferred tax)	—	—	—	—	—	—	—	—	(6,968)	(6,968)	—	(6,968)
Share of actuarial loss on joint ventures defined benefit schemes (net of deferred tax)	—	—	—	—	—	—	—	—	(441)	(441)	—	(441)
Currency movements in revaluation reserves	—	—	—	—	(48)	48	—	—	—	—	—	—
Share options exercised	10	—	—	—	—	—	—	—	—	10	—	10
Share based payments	—	—	—	162	—	—	—	—	—	162	—	162
Dividends to shareholders	—	—	—	—	—	—	—	—	(5,949)	(5,949)	—	(5,949)
Own shares acquired	—	—	—	—	—	—	(12,732)	—	—	(12,732)	—	(12,732)
Cancellation of treasury shares	(1,875)	—	1,875	—	—	—	14,524	—	(14,524)	—	—	—
Balance at 31 December 2011	19,828	98,999	73,807	1,554	(5,501)	2,275	(18,938)	6,973	(43,192)	135,805	689	136,494
Profit for year	—	—	—	—		—	—	—	23,782	23,782	126	23,908
Foreign currency translation effects (incl share of joint ventures)	—	—	—	—	(2,815)	—	—	—	—	(2,815)	—	(2,815)
Effective portion of cash flow hedges (net of deferred tax)	—	—	—	—	—	—	—	(8,687)	—	(8,687)	—	(8,687)
Actuarial loss on defined benefit pension schemes (net of deferred tax)	—	—	—	—	—	—	—	—	(7,177)	(7,177)	—	(7,177)
Share of actuarial loss on joint ventures defined benefit schemes (net of deferred tax)	—	—	—	—	—	—	—	—	(315)	(315)	—	(315)
Currency movements in revaluation reserves	—	—	—	—	(16)	16	—	—	—	—	—	—
Share based payments	—	—	—	929	—	—	—	—	—	929	—	929
Dividends to shareholders	—	—	—	—	—	—	—	—	(5,859)	(5,859)	—	(5,859)
Cancellation of treasury shares	(300)	—	300	—	—	—	1,569	—	(1,569)	—	—	—
Balance at 31 December 2012	19,528	98,999	74,107	2,483	(8,332)	2,291	(17,369)	(1,714)	(34,330)	135,663	815	136,478

Fyffes plc

Group Statement of Movement in Equity (continued)
for the years ended December 31, 2013, 2012 and 2011

	Share Capital €’000	Share Premium €’000	Capital Reserves €’000	Share Option Reserve €’000	Currency Translation Reserve €’000	Revaluation Reserve €’000	Own Share Reserve €’000	Hedging Reserve €’000	Retained Earnings €’000	Shareholders’ Funds €’000	Non- controlling Interests €’000	Total Equity €’000
Balance at 1 January 2013	19,528	98,999	74,107	2,483	(8,332)	2,291	(17,369)	(1,714)	(34,330)	135,663	815	136,478
Profit for year	—	—	—	—	—	—	—	—	25,620	25,620	524	26,144
Share options exercised	16	106	—	—	—	—	—	—	—	122	—	122
Foreign currency translation effects (incl share of joint ventures)	—	—	—	—	(5,524)	—	—	—	—	(5,524)	—	(5,524)
Effective portion of cash flow hedges (net of deferred tax)	—	—	—	—	—	—	—	(1,792)	—	(1,792)	—	(1,792)
Actuarial loss on defined benefit pension schemes (net of deferred tax)	—	—	—	—	—	—	—	—	(126)	(126)	—	(126)
Share of actuarial loss on joint ventures defined benefit schemes (net of deferred tax)	—	—	—	—	—	—	—	—	(290)	(290)	—	(290)
Currency movements in revaluation reserves	—	—	—	—	16	(16)	—	—	—	—	—	—
Share based payments	—	—	—	143	—	—	—	—	—	143	—	143
Dividends to shareholders	—	—	—	—	—	—	—	—	(6,249)	(6,249)	—	(6,249)
Balance at 31 December 2013	19,544	99,105	74,107	2,626	(13,840)	2,275	(17,369)	(3,506)	(15,375)	147,567	1,339	148,906

Fyffes plc

Group Balance Sheet
as at December 31, 2013 and 2012

	Notes	2013 €’000	2012 €’000
Assets
Non-current
Property, plant and equipment	9	78,037	69,611
Goodwill and intangible assets	10	20,921	22,159
Other receivables	15	6,073	6,485
Investments accounted for under the equity method	11	38,904	37,158
Other investments	12	15	15
Biological assets	14	—	168
Deferred tax assets	23	9,248	11,206
Total non-current assets		153,198	146,802
Current
Inventories	13	42,648	42,427
Biological assets	14	16,030	12,498
Trade and other receivables	15	73,614	74,740
Corporation tax recoverable		486	85
Hedging instruments	28	193	133
Cash and cash equivalents	16	30,997	38,424
Total current assets		163,968	168,307
Total assets		317,166	315,109
Equity
Called-up share capital		19,544	19,528
Share premium		99,105	98,999
Other reserves	17	44,293	51,466
Retained earnings		(15,375)	(34,330)
Total equity attributable to equity shareholders of Company		147,567	135,663
Non-controlling interests	18	1,339	815
Total equity		148,906	136,478
Liabilities
Non-current
Interest bearing loans and borrowings	19	2,276	9,269
Other payables	20	2,768	2,807
Provisions	21	2,083	4,456
Corporation tax payable		10,305	10,985
Deferred tax liabilities	23	3,246	3,292
Employee retirement benefits	25	28,150	29,564
Total non-current liabilities		48,828	60,373
Current
Interest bearing loans and borrowings	19	28,284	20,528
Trade and other payables	20	82,587	80,309
Provisions	21	3,493	12,324
Corporation tax payable		927	3,005
Hedging instruments	28	4,141	2,092
Total current liabilities		119,432	118,258
Total liabilities		168,260	178,631
Total equity and liabilities		317,166	315,109

Fyffes plc

Group Cash Flow Statement
for the years ended December 31, 2013, 2012 and 2011

	Notes	2013 €’000	2012 €’000	2011 €’000
Operating activities
Profit for financial year		26,144	23,908	10,645
Adjustments for:
Depreciation of property, plant and equipment	9	7,362	9,462	6,451
Impairment of property, plant and equipment	9	—	3,271	—
Net loss/(gain) on disposal of property, plant and equipment		126	(116)	(143)
Impairment of goodwill		—	—	992
Amortisation of intangible assets – subsidiaries	10	1,333	1,939	1,880
Equity settled share-based compensation		143	929	162
Defined benefit pension scheme expense	25	3,207	2,759	2,312
Contributions to defined benefit pension schemes	25	(3,223)	(3,735)	(3,366)
Payments to MNOPF	21	(4,757)	(989)	(926)
Increase in MNOPF liability charged in Income Statement	21	1,598	—	—
Share of profit of joint ventures	11	(1,563)	(640)	(2,669)
Share of loss of associate – Balmoral	11	—	—	5,856
Movement in trade and other receivables		473	(8,205)	(8,282)
Movement in trade and other payables		3,459	6,530	4,729
Movement in inventories/biological assets		(3,954)	(11,970)	(14,137)
(Increase)/decrease in fair value of biological assets	14	(963)	1,523	—
Income tax charge	6	2,535	2,218	1,088
Income tax paid (net)		(4,753)	(2,458)	(2,531)
Gain on ineffective hedging instruments		(59)	—	—
Interest income	5	(287)	(499)	(1,013)
Interest expense	5	1,583	1,657	1,738
Interest received		219	466	652
Interest paid		(771)	(938)	(690)
Net cash inflow from operating activities		27,852	25,112	2,748
Investing activities
Acquisition of subsidiaries (net of cash acquired)		—	—	(1,350)
Investment in joint ventures	11	(916)	—	(4,000)
Dividend paid by joint ventures	11	147	—	632
Payment of deferred acquisition consideration	21	(9,587)	(972)	(10,440)
Acquisition of property, plant and equipment (excluding leased assets)		(18,608)	(6,283)	(6,039)
Proceeds from disposal of property, plant and equipment		403	426	734
Net cash (outflow) from investing activities		(28,561)	(6,829)	(20,463)

Fyffes plc

Group Cash Flow Statement (continued)
for the years ended December 31, 2013, 2012 and 2011

	Notes	2013 €’000	2012 €’000	2011 €’000
Financing activities
Proceeds from the issue of share capital		122	—	10
Purchase of own shares		—	—	(12,732)
Proceeds from borrowings		—	5,000	16,848
Repayment of borrowings		(57)	(2,018)	(814)
Capital element of lease payments	16	(1,010)	(761)	(543)
Dividends to Company equity shareholders	7	(6,249)	(5,859)	(5,949)
Net cash (outflow) from financing activities		(7,194)	(3,638)	(3,180)
Net (decrease)/increase in cash and cash equivalents		(7,903)	14,645	(20,895)
Cash and cash equivalents, incl. bank overdrafts at beginning of year		33,732	18,837	36,264
Transfer from short term deposits	16	—	97	2,387
Effect of exchange rate fluctuations on cash and cash equivalents	16	(529)	153	1,081
Cash and cash equivalents, incl bank overdrafts at end of year	16	25,300	33,732	18,837

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies

Business activity

Fyffes plc (the “Company”) is tax resident and incorporated in Ireland. The Group is one of the largest operators in the tropical fresh produce sector globally. The Group is primarily involved in the production, procurement, shipping, ripening, distribution and marketing of bananas, pineapples and melons.

Basis of preparation

The consolidated financial statements of the Company for the years ended 31 December 2013, 2012 and 2011 comprise the Company and its subsidiaries (together referred to as “the Group”) and the Group’s interest in its joint ventures and associate using the equity method of accounting. The consolidated financial statements of the Company are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: property, derivative financial instruments, share based payments at grant date and biological assets. In addition, the assets and liabilities in the Group’s defined benefit pension schemes are valued in accordance with the retirement benefits accounting policy on page F-15. The accounting policies have been applied consistently for all periods presented and by all Group entities. The financial statements are presented in euro, the Company’s functional currency, rounded to the nearest thousand, except where otherwise indicated.

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The IFRS as issued by the IASB applied by the Group in the preparation of these financial statements are those that were effective for accounting periods ending on or before 31 December 2013.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Judgements made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 29.

The accounting policies applied in the preparation of the financial statements for each of the three financial years ended 31 December 2013 are set out below.

Basis of consolidation

Subsidiaries

Subsidiaries are those entities which are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group until the date that control ceases. The amounts included in these financial statements in respect of subsidiaries are taken from their latest financial statements prepared up to their respective year ends, together with management accounts for the intervening periods to the period end, where necessary. The accounting policies of subsidiaries are changed to ensure consistency with the policies adopted by the Group if necessary.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

Basis of consolidation (continued)

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Joint ventures and associates

The Group’s interests in equity-accounted investees comprise interests in joint ventures and associates. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Interests in joint ventures and associates are accounted for using the equity method. They are recognised initially at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income or equity-accounted investees, until the date on which significant influence or joint control ceases.

Transactions eliminated on consolidation

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the Group financial statements. Unrealised gains, together with income and expenses, arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in the equity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Property, plant and equipment

Land and buildings are recognised at fair value with the increase in the value of any property reflected in revaluation gains in the statement of comprehensive income. The fair value is based on market value, being the estimated amount for which a property could be exchanged in an arm’s length transaction.

Plant and equipment is stated at cost less accumulated depreciation and impairment losses. Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure including repairs and maintenance costs are recognised in the income statement as an expense as incurred.

Depreciation is calculated to write off the carrying amount of property, plant and equipment, other than freehold land, on a straight line basis, by reference to the following estimated useful lives:

•	Freehold properties: 30 – 50 years.
•	Leasehold improvements: Over the shorter of 40 years or the unexpired portion of the lease.
•	Plant and equipment: 5 – 20 years.
•	Motor vehicles: 5 years.

The residual value of assets, if not insignificant, and the useful life of assets, is reassessed annually.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

Property, plant and equipment (continued)

Gains and losses on disposal of property, plant and equipment are recognised on the ultimate completion of sale. Gains and losses on disposals are determined by comparing the proceeds received with the carrying amount and are included in operating profit.

Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The cost of inventories is based on the first-in, first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition, and transfers from biological assets.

Foreign currency

Transactions in foreign currencies are translated into the functional currency of the entity at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets carried at historic cost are not subsequently retranslated. Non-monetary assets carried at fair value are subsequently remeasured at the exchange rate at the date of valuation. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into functional currencies at the foreign exchange rate ruling at that date. Foreign exchange movements arising on translation are recognised in the income statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The income and expenses of foreign operations are translated to euro at the average exchange rate for the financial period. Foreign exchange movements arising on translation of the net investment in a foreign operation, including those arising on long term intra Group loans deemed to be quasi equity in nature, are recognised in other comprehensive income, in the currency translation reserve in equity.

Any movements that have arisen since 1 January 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are reclassified to the income statement on disposal of the related business. Translation differences that arose before the date of transition to IFRS in respect of all non-euro denominated operations are not presented separately. The principal non-euro currencies applicable to the Group are Sterling and the US Dollar. The average closing rates for the euro for these currencies were:

	Average			Closing
	2013	2012	2011	2013	2012	2011
Pound Sterling	0.8395	0.8104	0.8654	0.8353	0.8184	0.8353
US Dollar	1.3069	1.3153	1.3634	1.3777	1.3221	1.2981

Business combinations

Acquisitions on or after 1 January 2010

Since 1 January 2010, the Group has applied IFRS 3 Business Combinations (2008) in accounting for business combinations. The change in accounting policy was applied prospectively and had no material impact on earnings per share.

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, the Group takes into consideration potential voting rights that currently are exercisable.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

Business combinations (continued)

For acquisitions on or after 1 January 2010, the Group measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus
•	the recognised amount of any non-controlling interests in the acquiree; plus
•	if the business combination is achieved in stages, the fair value of the existing equity interest in the acquiree; less
•	the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognised immediately in profit or loss.

The consideration transferred does not include amounts related to the settlement of the pre-existing relationships. Such amounts are generally recognised in profit or loss.

Costs related to the acquisition, other than those associated with the issue of debt or equity securities, that the Group incurs in connection with a business combination are expensed as incurred.

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date.

Any contingent consideration payable is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent consideration are recognised in profit or loss.

Acquisitions prior to 1 January 2010

The purchase method of accounting was employed in accounting for the acquisition of subsidiaries, joint ventures and associates by the Group prior to 1 January 2010.

The cost of a business combination was measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control together with any directly attributable costs. Where a business combination agreement provided for an adjustment to the cost of the combination contingent on future events, the amount of the estimated adjustment was included in the cost at the acquisition date if the adjustment could be reliably measured. Any changes to this estimate in subsequent periods are reflected in goodwill. Deferred consideration was included in the acquisition balance sheet on a discounted basis.

The assets, liabilities and contingent liabilities of a subsidiary were measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities were determined at the date of each exchange transaction.

Leased assets

Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership (finance leases) to the Group are included in the balance sheet as property, plant and equipment at cost less accumulated depreciation and the capital element of future rentals is treated as a liability. The interest element is charged to the income statement over the period of the finance lease, in proportion to the balance of capital repayments outstanding. Rental costs in respect of all other leases are charged to the income statement as incurred.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

Goodwill

Goodwill represents amounts arising on acquisition of subsidiaries, joint ventures and associates. In respect of business acquisitions that have occurred between 1 January 2004 and 1 January 2010, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Transaction costs, other than those associated with the issue of debt or equity securities, that the Group incurred in connection with business combinations prior to 1 January 2010 were capitalised as part of the cost of the acquisition. In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, ie original cost less accumulated amortisation since acquisition up to 31 December 2003, which represents the amount recorded under Irish GAAP. The Group elected under IFRS 1, at the date of transition to IFRS, not to apply IFRS 3, Business Combinations to previous transactions and therefore the reclassification and accounting treatment of business combinations that occurred prior to 1 January 2004 was not reconsidered in preparing the Group’s opening IFRS balance sheet at 1 January 2004. The basis for measurement of goodwill on acquisitions after 1 January 2010 is set out in the accounting policy for business combinations above. Goodwill is allocated to cash generating units and is not amortised but is tested annually for impairment at a consistent time each year. Goodwill is now stated at cost or deemed cost less any accumulated impairment losses. In respect of joint ventures and associates, the carrying amount of goodwill is included in the carrying amount of the investment.

Goodwill (continued)

Goodwill which arose on acquisitions prior to 1 November 1998 was eliminated against reserves on acquisition as a matter of accounting policy. In preparing the Group’s IFRS balance sheet at 1 January 2004, this goodwill was considered to have been permanently offset against retained earnings and, on any subsequent disposal, will not form part of the gain or loss on the disposal of the business.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash generating unit retained.

Intangible assets

Trademarks are carried at historic cost. The directors are of the opinion that the Fyffes trademark has an indefinite useful life and therefore it is not amortised, but subject to annual impairment testing. Other identifiable intangible assets that are acquired by the Group are stated at cost, except for those arising on a business combination which are measured at fair value on initial recognition, less accumulated amortisation and impairment losses, when separable or arising from contractual or other legal rights and reliably measurable.

Amortisation is expensed in the income statement on a straight line basis over the estimated useful lives of intangible assets, unless such lives are indefinite, from the date they are available for use. Intangible assets, mainly reflecting the value of customer relationships which arise on acquisitions, are amortised over their useful lives ranging from one to six years.

Impairment of non-financial assets

The carrying amounts of the Group’s assets, other than biological assets (which are stated at fair value), inventories (which are carried at the lower of cost and net realisable value) and deferred tax assets (which are recognised based on recoverability), are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, an impairment test is carried out and the asset is written down to its recoverable amount as appropriate. Goodwill and intangible assets with an indefinite useful life are tested for impairment at each balance sheet date.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

The recoverable amount of an asset is the greater of its fair value less cost of sale and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash-generating units and then to reduce the carrying amount of the other assets in the unit on a pro rata basis.

An impairment loss, other than in the case of goodwill, is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Employee benefits

Short term employee benefits

Short term employee benefits are measured on an undiscounted basis and are recognised as expenses as the related employee service is received.

Retirement benefits obligations

Obligations for contributions to defined contribution schemes are expensed as the related service is provided. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

The Group’s net obligation in respect of defined benefit schemes is calculated separately for each scheme by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any scheme assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the scheme or reductions in future contributions to the scheme. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on scheme assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income. The Group determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability/(asset), taking into account any changes in the net defined benefit liability/(asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to the defined benefit schemes are recognised in profit or loss.

When the benefits of a scheme are changed or when a scheme is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit scheme when the settlement occurs.

Share based payment

The grant date fair value of options granted under the Group’s equity settled share option scheme is recognised as an expense with a corresponding increase in equity over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

binomial lattice model, taking into account the terms and conditions upon which the options were granted. Vesting conditions are non-market and consequently the amount recognised as an expense is adjusted to reflect the actual number of share options that vest. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when vested awards are converted into ordinary shares.

To the extent that the Group receives a tax deduction relating to the services paid in shares, deferred tax in respect of share options is provided on the basis of the difference between the expected fair value of the underlying equity as at the date the instrument is expected to be exercised and the exercise price of the option; as a result, the deferred tax impact of share options will not directly correlate with the expense reported in the Group income statement.

The Group has no cash-settled share-based payment transactions as defined in IFRS 2.

Biological assets

Certain of the Group’s subsidiaries involved in the production of fresh produce recognise biological assets, which includes agricultural produce due for harvest on plantations. Biological assets are stated at fair value less estimated point of sale costs, with any resultant gain or loss recognised in the income statement. Point of sale costs include all costs that would be necessary to sell the assets.

Taxation

Taxation expense for the year comprises current and deferred tax. Taxation is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case the related tax is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. If the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting nor taxable profit or loss, it is not recognised. Deferred tax is provided on temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future or where no taxation is expected to arise on any ultimate remittance. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the provision can be measured reliably. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits, including bank deposits of less than three months maturity. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are recognised in equity as a deduction, net of tax, from the proceeds.

Repurchase, cancellation and reissue of share capital (treasury shares)

When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are cancelled, the nominal value of the shares is transferred from ordinary share capital to the capital redemption reserve and the balance in the own shares reserve is set against retained earnings.

Financial instruments

Trade and other receivables

Trade and other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest method less any provision for impairment. A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Trade and other payables

Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Short term bank deposits

Short term bank deposits of greater than three months maturity which do not meet the definition of cash and cash equivalents are classified as financial assets available for sale within current assets and stated at fair value in the balance sheet.

Derivative financial instruments

Foreign currency or fuel derivatives are entered into only when they match an existing foreign currency asset or liability or where they are used to hedge a forecasted transaction. The Group does not enter into speculative transactions. Derivative financial instruments are measured at fair value at each reporting date and the movement in fair value is recognised in the income statement unless they are designated as cash flow hedges under IAS 39. Where such instruments are classified as cash flow hedges, and subject to the satisfaction of certain criteria relating to the documentation of the risk, objectives and strategy for the hedging transaction and the ongoing measurement of its effectiveness, they are accounted for under hedge accounting rules. In such cases, any gain or loss arising on the effective portion of the derivative instrument is recognised in the hedging reserve, as a separate component of equity. Gains or losses on any ineffective portion of the derivative are recognised in the income statement. When the hedged transaction matures, the related gains or losses in the hedging reserve are transferred to the income statement.

Interest bearing borrowings

Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

Revenue

Revenue comprises the fair value of the sale of goods, excluding value added tax, delivered to or collected by third party customers during the accounting period, net of any returns, discounts or rebates and after eliminating sales within the Group. Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of the goods are transferred to the buyer.

Finance income and expense

Finance income comprises interest income on funds invested and dividend income on financial assets. Interest income is recognised as it accrues using the effective interest method. Finance expense comprises interest expense on borrowings, unwinding the discount on provisions and borrowing extinguishment costs. All finance expenses are recognised in profit or loss using the effective interest method.

Newly effective accounting standards adopted in 2013

The following new standards were adopted by the Group for the first time in the current financial reporting period.

•	IFRS 10 Consolidated Financial Statements (effective 1 January 2013);
•	IFRS 11 Joint Arrangements (effective 1 January 2013);
•	IFRS 12 Disclosure of Interests in Other Entities.
º	IASB also issued IAS 27 Separate Financial Statements (2011), which supersedes IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011), which supersedes IAS 28 (2008) (effective 1 January 2013);
•	Amendments to IAS 1: Presentation of Items of Other Comprehensive Income
•	IFRS 13 Fair Value Measurement
•	IAS 19 Employee Benefits (2011)
•	Amendments to IFRS 7 Financial instruments: Disclosures — Offsetting Financial Assets and Financial Liabilities
•	IFRS 2009 — 2011 Cycle Improvements

The impact of each is set out below.

Amendments to IAS 1: Presentation of Items of Other Comprehensive Income

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated Statement of Comprehensive Income, to present separately items that may be reclassified to profit or loss in the future from those that would never be reclassified. Tax impacts have also been so allocated. Comparative information has been re-presented accordingly. The adoption of the Amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single framework for measuring fair value and making disclosures about fair value measurements, when such measurements are required or permitted by other IFRSs. It defines fair value as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date.

In the case of non-financial assets measured at fair value, the requirement is to fair value on a “highest and best use” basis which refers to the maximum value of the asset, considering potential uses that are

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

physically possibly, legally permissible and financially feasible. It also includes various clarifications on the fair value measurement of financial instruments.

IFRS 13 also replaces and expands the disclosure requirements regarding fair value measurements in other IFRS, including IFRS 7 Financial Instruments: Disclosures. Accordingly, the Group has included additional disclosures in this regard (see note 28).

In accordance with the transitional provisions of IFRS 13, the Group has applied the new fair value measurement guidance prospectively and has not provided comparative information for the new disclosures. The new standard had no significant impact on the measurements of the Group’s assets and liabilities.

Newly effective accounting standards adopted in 2013 (continued)

IAS 19 Employee Benefits (2011)

The Group’s adoption of IAS 19 Employee Benefits (2011) changed its basis for determining the income or expense related to defined benefit plans. As a result of the change, the Group now determines the net interest expense on the net pension deficit for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the period to the net deficit at the beginning of the period.

It then takes into account any changes in the net deficit during the period as a result of contributions and benefit payments. The net interest on the net deficit comprises (i) interest expense on the defined benefit obligation and (ii) interest income on plan assets. Previously, the Group determined interest income on plan assets based on their expected long-term rate of return. In addition, IAS 19 (2011) states that only the costs of managing plan assets reduce the return on plan assets, thereby requiring any other administration costs to be treated as an expense within profit or loss.

Consolidation Standards

Regarding IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (2011), which supersedes IAS 27 (2008) and IAS 28 Investments in Associates and Joint Ventures (2011), which supersedes IAS 28 (2008):

IFRS 10 establishes a new control-based model for consolidation that replaces the existing requirements of both IAS 27 and SIC-12 Consolidation — Special Purpose Entities. Under the new requirements an investor controls an investee when (i) it has exposure to variable returns from that investee, (ii) it has the power over relevant activities of the investee that affect those returns, and (iii) there is a link between that power and those variable returns. The standard includes specific guidance on the question of whether an entity is acting as an agent or principal in its involvement with an investee. Also, it is worth noting that the assessment of control is based on all facts and circumstances and is reassessed if there is an indication that there are change in those facts and circumstances.

IFRS 11 replaces IAS 31 Interests in joint ventures and SIC-13 Jointly-controlled entities — non-monetary contributions by venturers. IFRS 11 classifies joint arrangements as either joint operations or joint ventures and focuses on the nature of the rights and obligations of the arrangement. The predecessor standard, IAS 31, focused to a greater extent on the legal form to determine the presence of “jointly controlled entities” (JCEs) which would then have been equity accounted or proportionately consolidated. IFRS 11 may result in some of these JCEs, instead being seen as joint operations which will be subject to (as at present) line-by-line accounting of the underlying assets and liabilities, when additional factors (other than legal form) are taken into account. All investee entities determined under the new criteria to be “joint ventures” will be equity accounted for, with the option for the investor to proportionally consolidate being removed from the new standard.

IFRS 12 sets out more comprehensive disclosures relating the nature, risks and financial effects of interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Interests are widely defined as contractual and non-contractual involvement that exposes an entity to variability of returns from the performance of the other entity or operation.

Fyffes plc

Notes to Consolidated Financial Statements

1. Description of the business, basis of presentation and significant accounting policies  – (continued)

IAS 27 carries forward the existing accounting and disclosure requirements for separate financial statements; the requirements of IAS 28 and IAS 31 for separate financial statements have been incorporated in IAS 27. IAS 28 previously discussed how to apply equity accounting to associates in consolidated financial statements. The revised IAS 28 continues to include that guidance but it is now extended to also apply that accounting to entities that qualify as joint ventures under IFRS 11.

The application of these new consolidation standards has had no impact in the accounting treatment of the Group’s subsidiaries and joint ventures.

Newly effective accounting standards adopted in 2013 (continued)

No new accounting standards were adopted in 2012 or 2011.

Forthcoming requirements

The following new standards were not yet effective for the Group’s 2013 financial statements, but will be applied where relevant, from their effective dates.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS24) (effective 1 January 2014);
•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32) (effective 1 January 2014);
•	Recoverable Amount Disclosures, IAS 36 (effective 1 January 2014);
•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting (effective 1 January 2014);
•	IFRIC 21 Levies (effective 1 January 2014);
•	Defined Benefit Plans: Employee Contributions (Amendments to IAS 19) (effective 1 July 2014);
•	Annual improvements to IFRSs 2010-2012 Cycle (effective 1 July 2014);
•	Annual improvements to IFRSs 2011-2013 Cycle (effective 1 July 2014).

As noted above, a number of these new standards, amendments to standards and interpretations which are effective for annual periods beginning on or after 1 January 2014, have not been applied in preparing these financial statements. The Group has not adopted these standards and will apply them from their effective dates as determined by the IASB. The Group is still reviewing the impact of the upcoming standards to determine their impact.

2. Segment reporting

Approach to segment reporting

Segment information is presented below in accordance with IFRS 8 Operating Segments. IFRS 8 requires segment information to be presented in the format reviewed by the Chief Operating Decision Maker (‘CODM’) of the Group. In Fyffes, this function is carried out by the executive director team comprising the Executive Chairman, the Chief Operating Officer and the Finance Director.

Fyffes is currently organised into two separate operating divisions — its Tropical Produce activities and its Property activities, which comprises its 40% investment in Balmoral International Land Holdings plc (‘Balmoral’).

Fyffes’ Tropical Produce division is a fully integrated distributor of tropical fresh produce, comprising three product categories — bananas, pineapples and melons, with bananas being by far the largest category both in terms of revenues and profits. The primary activities of this division include the production, procurement, shipping, ripening, distribution and marketing of these products. They are produced in broadly

Fyffes plc

Notes to Consolidated Financial Statements

2. Segment reporting  – (continued)

the same geographic areas in Central and South America and distributed to the Group’s customers in Europe and the US. Fyffes directly farms some of the produce it distributes, particularly in the pineapple and melon categories. The procurement, shipping, distribution and marketing activities for the banana and pineapple categories are managed centrally on a combined basis. As a result, the Group’s Tropical Produce activities are regarded as a single reporting segment for the purposes of IFRS 8.

The CODM reviews the performance of the Tropical Produce division based on Adjusted EBITA, which is believed to be the most appropriate measure of underlying performance. Adjusted EBITA is operating profit, excluding amortisation charges on intangible assets and exceptional items, if any. It includes the Group’s share of the results of its joint ventures on a similar basis, in contrast to the requirement under IFRS to report joint ventures’ results after interest charges and tax. The operating performance of the Tropical Produce division is analysed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Fyffes section presented elsewhere in this proxy statement/prospectus, based on this Adjusted EBITA measure and including comments on the factors reflected in the performance of each of the three product categories in the division.

As explained in note 11, following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral reported its 2012 results during 2013 and the Group’s share of its net equity value of €430,000 remained in excess of Fyffes’ carrying value. Consequently, Fyffes has recognised no share of profit or loss in relation to its investment in Balmoral in respect of 2012. Balmoral has not yet reported its 2013 results and Fyffes’ carrying value of its investment in Balmoral will be reassessed when these results are published.

Balmoral continues to actively manage its property assets. Fyffes’ share of its total assets amounted to €81.8m at 31 December 2012, which was equivalent to 26% of Fyffes total assets at that time. While Fyffes has not reported a share of profit or loss for Balmoral in either 2012 or 2013, it continues to treat its investment in Balmoral as a separate reportable segment in accordance with IFRS 8 Operating Segments, which states that if a reportable segment falls below the relevant quantitative thresholds in the current period, but the CODM expects to meet the criteria in future, it should continue to be treated as a reportable segment to maintain comparability. It is not possible to predict the timing of any recovery in international property markets. Fyffes continues to keep the treatment of Balmoral in its financial statements under review.

The only inter-segment transactions between the Group’s Tropical Produce division and Balmoral arise because Fyffes rents a number of its distribution centres in the UK and Ireland from Balmoral. Fyffes in turn sublets space in its corporate head office to Balmoral. These amounts are included in the operating lease disclosures in Note 22 and the related party disclosures in Note 27.

Fyffes plc

Notes to Consolidated Financial Statements

2. Segment reporting  – (continued)

In the analysis below, reconciling items included in Adjusted EBITA represent central costs not allocated to the operating divisions including the cost of the Board of directors together with legal and other costs connected with the corporate head office of the Group.

	Notes	Tropical Produce 2013 €’000	Balmoral 2013 €’000	Reconciling Items 2013 €’000	Total 2013 €’000	Tropical Produce 2012 €’000	Balmoral 2012 €’000	Reconciling Items 2012 €’000	Total 2012 €’000	Tropical Produce 2011 €’000	Balmoral 2011 €’000	Reconciling Items 2011 €’000	Total 2011 €’000
Segment income statement
Group revenue excluding share of joint ventures		835,753	—	—	835,753	783,701	—	—	783,701	659,045	—	—	659,045
Adjusted EBITA		37,098	—	(4,444)	32,654	33,703	—	(3,161)	30,542	24,882	—	(2,452)	22,430
Net financial income
Share of joint ventures interest expense		(255)	—	—	(255)	(133)	—	—	(133)	(228)	—	—	(228)
Net financial expense in subsidiaries	5	(1,296)	—	—	(1,296)	(1,158)	—	—	(1,158)	(725)	—	—	(725)
Adjusted profit before tax and amortisation		35,547	—	(4,444)	31,103	32,412	—	(3,161)	29,251	23,929	—	(2,452)	21,477
Reconciliation to statutory financial statements
Share of Balmoral’s loss after tax, including impairment charge		—	—	—	—	—	—	—	—	—	(5,856)	—	(5,856)
Share of joint ventures tax charge		(1,091)	—	—	(1,091)	(908)	—	—	(908)	—	(949)	—	(949)
Intangible amortisation – subsidiaries	10	(1,333)	—	—	(1,333)	(1,939)	—	—	(1,939)	(1,880)	—	—	(1,880)
Intangible amortisation – joint ventures	11	—	—	—	—	(278)	—	—	(278)	(1,059)	—	—	(1,059)
Profit before tax per income statement		33,123	—	(4,444)	28,679	29,287	—	(3,161)	26,126	20,990	(6,805)	(2,452)	11,733
Income tax charge					(2,535)				(2,218)				(1,088)
Profit for the financial year					26,144				23,908				10,645

	Tropical Produce 2013	Balmoral 2013	Total 2013	Tropical Produce 2012	Balmoral 2012	Total 2012	Tropical Produce 2011	Balmoral 2011	Total 2011
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Other disclosures
Income statement items
Adjusted EBITA – share of joint ventures	2,909	—	2,909	1,959	—	1,959	4,905	—	4,905
Joint ventures profit after tax and amortisation/impairment	1,563	—	1,563	640	—	640	2,669	—	2,669
Depreciation	7,362	—	7,362	9,462	—	9,462	6,451	—	6,451
Balance sheet disclosures
Segment assets	278,262	—	278,262	277,951	—	277,951	258,993	—	258,993
Investment in joint ventures and associate (note 11)	38,854	50	38,904	37,108	50	37,158	36,874	50	36,924
	317,116	50	317,166	315,059	50	315,109	295,867	50	295,917
Segment liabilities	168,260	—	168,260	178,631	—	178,631	159,423	—	159,423

Fyffes plc

Notes to Consolidated Financial Statements

2. Segment reporting  – (continued)

Geographical analysis — Tropical Produce Division

	Ireland 2013 €’000	UK 2013 €’000	Eurozone 2013 €’000	Other 2013 €’000	Total 2013 €’000
Group revenue	48,171	322,050	316,011	149,521	835,753
Current assets	41,534	45,203	26,226	51,005	163,968
Non-current assets	7,093	26,205	33,791	86,059	153,148

	Ireland 2012 €’000	UK 2012 €’000	Eurozone 2012 €’000	Other 2012 €’000	Total 2012 €’000
Group revenue	45,451	324,879	271,922	141,449	783,701
Current assets	40,135	50,314	21,343	56,515	168,307
Non-current assets	8,179	26,094	33,242	79,237	146,752

	Ireland 2011 €’000	UK 2011 €’000	Eurozone 2011 €’000	Other 2011 €’000	Total 2011 €’000
Group revenue	43,657	276,247	234,506	104,635	659,045

Fyffes had no customers which accounted for more than 10% of Group revenue in 2013 or 2012. Fyffes trades with various subsidiary companies of Total Produce plc throughout Europe. The combined sales to the Total Produce Group exceeded 10% of Fyffes Group revenue in 2011.

Group revenue excludes Fyffes share of its joint ventures’ revenue (see Note 11), amounting to €246,493,000 in 2013, €234,124,000 in 2012 and €190,999,000 in 2011.

3. Other operating income

	2013 €’000	2012 €’000	2011 €’000
Sub-lease income net of related expenses	618	753	770
Gain on disposal of property, plant and equipment	70	116	143
Foreign exchange gain	390	903	496
Other	95	97	424
	1,173	1,869	1,833

4. Other operating expenses

	2013 €’000	2012 €’000	2011 €’000
Amortisation of intangible assets – subsidiaries (note 10)	(1,333)	(1,939)	(1,880)
Loss on disposal of property, plant and equipment	(196)	—	—
Foreign exchange losses	(576)	(184)	(54)
Ineffective portion of cash flow hedges	—	(5)	(174)
	(2,105)	(2,128)	(2,108)

Fyffes plc

Notes to Consolidated Financial Statements

5. Financial income and expense

	2013 €’000	2012 €’000	2011 €’000
Interest income	96	349	573
Other financial income	191	150	440
Financial income	287	499	1,013
Interest expense on interest bearing borrowings	(720)	(544)	(331)
Discounting charge on provisions (note 21)	(795)	(739)	(1,051)
Other interest expense	(68)	(374)	(356)
Financial expense	(1,583)	(1,657)	(1,738)
Net financial expense	(1,296)	(1,158)	(725)

6. Income tax

	2013 €’000	2012 €’000	2011 €’000
Recognised in the income statement
Ireland
Current tax on profit for the year	2,496	1,971	343
Adjustment in respect of prior years	(502)	12	23
	1,994	1,983	366
Overseas
Current year tax on profit for the year	1,715	1,728	1,270
Adjustment in respect of prior years	(2,175)	(1,064)	76
	460	664	1,346
Total current tax charge	1,534	2,647	1,712
Deferred tax charge/(credit)
Origination and reversal of temporary differences	416	(818)	(723)
Reduction in tax rates	179	102	112
Adjustment in respect of prior years	406	287	(13)
Total deferred tax charge/(credit)	1,001	(429)	(624)
Income tax charge	2,535	2,218	1,088
Deferred tax recognised directly in equity
Employee benefit schemes	996	(1,370)	(1,418)
Derivative financial instruments	(255)	(1,241)	876
Total deferred tax charge/(credit) in statement of comprehensive income	741	(2,611)	(542)

Fyffes plc

Notes to Consolidated Financial Statements

6. Income tax  – (continued)

The Group’s share of the tax charge of its joint ventures amounting to €1,091,000 (2012: €908,000; 2011: €949,000) is set off against the profit of these joint ventures in profit before tax under IFRS rules.

	2013%	2013 €’000	2012%	2012 €’000	2011%	2011 €’000
Reconciliation of effective tax rate
Profit on ordinary activities before tax		28,679		26,126		11,733
Taxation based on Irish corporation tax rate of 12.5%	12.50	3,585	12.50	3,266	12.50	1,467
Effects of:
Expenses not deductible for tax purposes	2.34	672	3.62	947	0.75	88
Tax effect on profits of joint ventures	(0.68)	(195)	(0.30)	(80)	3.19	399
Differences in tax rates	(1.39)	(398)	(4.27)	(1,115)	(1.14)	(142)
Adjustments in respect of prior years	(7.92)	(2,271)	(2.93)	(765)	0.69	86
Previously unrecognised deferred tax movements	3.38	970	(0.45)	(117)	(7.35)	(918)
Reduction in tax rates	0.62	179	0.39	102	0.90	112
Non-taxable gains	(0.02)	(8)	(0.09)	(23)	—	—
Other items	0.01	1	0.02	3	0.07	8
Total income tax charge in income statement	8.84	2,535	8.49	2,218	9.27	1,088

The adjustments in respect of prior years relate to a combination of:

•	differences between the draft year-end tax provisions prepared at the tax accrual stage and the final tax computations which were filed with the tax authorities; and
•	the release of a number of tax provisions relating to matters which were agreed with local tax authorities without any requirement for tax to be paid.

7. Dividends to equity shareholders

Interim dividends to equity shareholders in Fyffes plc are recognised when the interim dividend is paid by the Company. The final dividend in respect of a financial year is recognised when the dividend has been approved by the Company’s shareholders. During the financial year, the following dividends were recognised.

	2013 € cent per share	2013 €’000	2012 € cent per share	2012 €’000
Interim dividend for 2013 (2012)	0.68	2,024	0.65	1,933
Final dividend for 2012 (2011)	1.42	4,225	1.32	3,926
Total distributions to shareholders	2.10	6,249	1.97	5,859

The directors have proposed a final dividend in respect of the 2013 financial year of 1.49 cent per ordinary share (2012: 1.42 cent). This dividend has not been provided for in the Company or Group balance sheet. The final dividend is subject to approval by the Company’s shareholders at the Annual General Meeting.

Fyffes plc

Notes to Consolidated Financial Statements

8. Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the financial year ended 31 December 2013 is based on the profit for the financial year attributable to ordinary shareholders of €25,620,000 (2012: €23,782,000; 2011: €10,834,000) divided by the weighted average number of ordinary shares outstanding during the year ended 31 December 2013 of 297,554,000 (2012: 297,390,000; 2011: 322,905,000) calculated as follows:

	2013 €’000	2012 €’000	2011 €’000
Profit for financial year attributable to shareholders	25,620	23,782	10,834
	‘000	‘000	‘000
Issued ordinary shares at start of year	325,465	330,465	361,545
Effect of treasury shares cancelled	—	(4,767)	(6,392)
Effect of own shares held	(28,075)	(28,308)	(32,364)
Effect of shares issued	164	—	116
Weighted average number of ordinary shares for year	297,554	297,390	322,905
Basic earnings per share – € cent	8.61	8.00	3.36

Diluted earnings per share

The calculation of diluted earnings per share for the financial year ended 31 December 2013 is based on the profit attributable to ordinary shareholders of €25,620,000 (2012: €23,782,000; 2011: €10,834,000) divided by the weighted average number of ordinary shares and options with a dilutive effect outstanding during the year of 301,078,000 (2012: 297,390,000; 2011: 322,952,000) calculated as follows:

	2013 €’000	2012 €’000	2011 €’000
Profit for financial year attributable to equity shareholders	25,620	23,782	10,834
	‘000	‘000	‘000
Weighted average number of ordinary shares for year	297,554	297,390	322,905
Effect of share options with a dilutive effect	3,524	—	47
Weighted average number of ordinary shares for year (diluted)	301,078	297,390	322,952
Diluted earnings per share – € cent	8.51	8.00	3.35

Fyffes plc

Notes to Consolidated Financial Statements

9. Property, plant and equipment

	Land and Buildings €’000	Plant and Equipment €’000	Motor Vehicles €’000	Total €’000
Cost or valuation
Balance at 1 January 2012	55,631	45,630	3,526	104,787
Additions	1,106	6,684	1,436	9,226
Disposals	(228)	(376)	(769)	(1,373)
Reclassifications	(262)	480	(218)	—
Foreign exchange movement	(1,688)	(536)	(33)	(2,257)
Balance at 31 December 2012	54,559	51,882	3,942	110,383
Additions	12,250	6,130	1,452	19,832
Disposals	(1,334)	(4,488)	(547)	(6,369)
Foreign exchange movement	(3,026)	(2,089)	(170)	(5,285)
Reclassifications	—	(104)	104	—
Balance at 31 December 2013	62,449	51,331	4,781	118,561
Depreciation and impairment losses
Balance at 1 January 2012	5,731	22,605	1,003	29,339
Depreciation charge for the year	429	7,925	1,108	9,462
Impairment charges	674	2,561	36	3,271
Disposals	(121)	(376)	(566)	(1,063)
Reclassifications	(122)	145	(23)	—
Foreign exchange movement	(147)	(71)	(19)	(237)
Balance at 31 December 2012	6,444	32,789	1,539	40,772
Depreciation charge for the year	623	5,756	983	7,362
Disposals	(1,049)	(4,390)	(401)	(5,840)
Foreign exchange movement	(274)	(1,389)	(107)	(1,770)
Reclassifications	—	(11)	11	—
Balance at 31 December 2013	5,744	32,755	2,025	40,524
Carrying amount
At 31 December 2012	48,115	19,093	2,403	69,611
At 31 December 2013	56,705	18,576	2,756	78,037

Plant and equipment and motor vehicles are stated at depreciated historic cost. Capital commitments at December 31, 2013 and 2012 are disclosed in note 26. The carrying amount of plant and equipment held under finance leases amounted to €3,084,000 at December 31, 2013 (2012: €2,646,000). Depreciation charged on these assets in the year amounted to €800,000 (2012: €815,000). Impairment charges amounting to €Nil (2012: €3,271,000) were recognised in the year in respect of certain property and equipment assets in a number of the Group’s tropical farming subsidiaries.

Fair values of land and buildings

The Group has performed an assessment to determine the fair value of its property assets as at 31 December 2013 and 2012. No change in carrying value arose from this review. The following table analyses the fair value of these non-financial assets by valuation method. In IFRS 13 Fair Value Measurement, the different valuation methods are defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

Fyffes plc

Notes to Consolidated Financial Statements

9. Property, plant and equipment  – (continued)

•	Inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2);
•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

At December 31, 2013, the fair value assumptions used by the Group in relation to its property assets were:

		Fair value measurements at 31 December 2013 using:
Recurring fair value measurements	31 Dec 2013 €’000	Quoted prices in active markets for identical assets (Level 1) €’000	Significant other observable inputs (Level 2) €’000	Significant unobservable inputs (Level 3) €’000	Total gains or (losses) €’000
Farm land and infrastructure	35,397	—	14,621	20,776	—
Ripening and distribution centres	21,308	—	2,133	19,175	—
Total land and buildings	56,705	—	16,754	39,951	—

The €674 impairment charge recognised in 2012 in respect of land and buildings arose as part of the annual recurring fair value review. Arising from this review, an impairment test was undertaken on the carrying value of a small farming business which had been underperforming. The total impairment charge recognised in the 2012 income statement in this regard amounted to €3,271, including property assets of €674, plant and equipment of €2,561 and motor vehicles of €36.

Valuation processes applied by the Group

The Level 2 fair values for the Group’s land and ripening/distribution centres assets above have been determined in-house using the “sales comparison” approach. External/independent valuers have not been used. Where available, recent observable sales prices for comparable assets in similar locations to the Group’s properties were considered and adjusted for differences in key attributes such as size and location. The reference bench mark for farming assets is price per hectare and price per square foot in the case of ripening and distribution centres.

Where no recent directly comparable transactions exist, the Group applies a Level 3 approach to determining fair values. This is also based on a sales price comparison approach, for other non-directly comparable transactions, and other unobservable inputs including the Group’s knowledge and experience in valuing these assets, taking into account the size, age and condition of the properties and local market conditions. This is particularly the case in relation to the Group’s specialised ripening and distribution centres. As a result of this consideration of fair values, the Group has not recognised any change in fair value in respect of these property assets.

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers between levels during the year.

Fyffes plc

Notes to Consolidated Financial Statements

9. Property, plant and equipment  – (continued)

Information about fair value measurements using significant unobservable inputs (Level 3)

	Farm land & infrastructure €‘000	Ripening & distribution centres €’000
Balance at January 1, 2013	22,065	19,644
Additions	—	569
Depreciation	—	(375)
Exchange adjustment	(1,289)	(663)
Gains/(losses) recognised in other comprehensive income	—	—
Balance at December 31, 2013	20,776	19,175

Description	Fair value December 2013 €’000	Valuation technique(s)	Unobservable inputs	Range of unobservable inputs (probability-weighted average)	Relationship of unobservable inputs to fair value
Farm land and infrastructure	20,776	Sales comparison approach	Price per hectare	US$7,500 – US$17,500 per hectare	The higher the price per hectare, the higher the fair value
Ripening and distribution centres	19,175	Sales comparison approach	Price per square foot	€30 – €80 per square foot	The higher the price per square foot, the higher the fair value

10. Goodwill and intangible assets

	Customer and other Relationships €’000	Trademark €’000	Goodwill €’000	Total €’000
Cost
Balance at 1 January 2012	12,499	2,040	18,022	32,561
Revision to deferred contingent consideration liability (note 21)	—	—	2,050	2,050
Foreign exchange movement	(193)	42	(320)	(471)
Balance at 31 December 2012	12,306	2,082	19,752	34,140
Revision to deferred contingent consideration liability (note 21)	—	—	927	927
Disposals	(1,892)	—	(588)	(2,480)
Foreign exchange movement	(419)	(42)	(806)	(1,267)
Balance at 31 December 2013	9,995	2,040	19,285	31,320
Accumulated amortisation & impairment
Balance at 1 January 2012	9,192	—	992	10,184
Amortisation for the year	1,939	—	—	1,939
Foreign exchange movement	(142)	—	—	(142)
Balance at 31 December 2012	10,989	—	992	11,981
Amortisation for the year	1,333	—	—	1,333
Disposals	(1,892)	—	(588)	(2,480)
Foreign exchange movement	(435)	—	—	(435)
Balance at 31 December 2013	9,995	—	404	10,399

Fyffes plc

Notes to Consolidated Financial Statements

10. Goodwill and intangible assets  – (continued)

	Customer and other Relationships €’000	Trademark €’000	Goodwill €’000	Total €’000
Carrying amount
At 31 December 2012	1,317	2,082	18,760	22,159
At 31 December 2013	—	2,040	18,881	20,921

The carrying amount of the trademark represents the cost of acquiring the worldwide rights to the Fyffes trademark. The trademark is tested for impairment at each balance sheet date. The Fyffes trademark is widely used in the business with ongoing success and therefore, in the opinion of the directors, does not have a finite useful life. Customer relationships are amortised over their estimated useful lives, ranging from one to six years. Goodwill and intangible assets arise in connection with acquisitions.

	2013 €’000	2012 €’000
Goodwill and intangibles arising on investment in subsidiary undertakings	18,881	20,077
Goodwill and intangibles arising on investment in joint ventures (note 11)	22,812	22,812
Fyffes Trademark	2,040	2,082

The recoverable amounts of cash generating units are based on value in use calculations. Those calculations use cash flow projections based on expected future operating results and cash flows. The cash flow projections are based on current operating results of the individual cash generating units and a conservative assumption regarding future organic growth. For the purposes of the calculation of value in use, the cash flows are projected over a twenty year period, unless a shorter period is appropriate to the circumstances of a particular cash generating unit. The cash flows are discounted using appropriate risk adjusted pre-tax discount rates averaging 7% (2012: 7%), reflecting the risk associated with the individual future cash flows and the risk free rate. The cash flows are based on current budget assumptions plus inflation related growth. Included in investment in joint ventures and associates is goodwill and intangible assets with a carrying amount €22,812,000 (2012: €22,812,000). This goodwill is subject to annual impairment testing on a similar basis to the goodwill arising in the Group’s subsidiaries. Any adverse change in the expected future operational results and cash flows may result in the value in use being less than the carrying value of a business unit and would require that the carrying value of the business unit be impaired and stated at the greater of the value in use or the recoverable amount of the business unit.

Group earnings are significantly dependent on the selling prices obtained for products sold. These, in turn, are largely determined by market supply and demand. Fresh produce supplies in individual markets are affected by the geography of production, growing conditions (including climate), seasonality and perishability. Market demand is a function of population size, per capita consumption, the availability and quality of individual products and competing products and climatic and other general conditions in the marketplace. Excess supplies of fresh produce leading to reduced selling prices (particularly for products purchased under contract) could have a material adverse effect on the Group’s business, results of operations and financial condition.

Fyffes plc

Notes to Consolidated Financial Statements

11. Investments in joint ventures and associate

The Group’s interests in its joint ventures and associate, all of which are unlisted, are set out below:

	Joint Ventures €’000	Associate €’000	Total €’000
Balance at 1 January 2012	36,874	50	36,924
Share of profit after tax before amortisation	2,280	—	2,280
Impairment charge recognised in income statement	(1,362)	—	(1,362)
Amortisation of intangible assets	(278)	—	(278)
Share of other comprehensive income	(315)	—	(315)
Foreign exchange movement	(91)	—	(91)
Balance at 31 December 2012	37,108	50	37,158
Investment in joint venture	916	—	916
Share of profit after tax	2,199	—	2,199
Dividends received	(147)	—	(147)
Impairment charge	(636)	—	(636)
Share of other comprehensive income	(290)	—	(290)
Foreign exchange movement	(296)	—	(296)
Balance at 31 December 2013	38,854	50	38,904

The investment in joint ventures and associate as stated above comprises entirely of equity investments with no outstanding loans. Investments in joint ventures and associate include the Group’s share of fair value gains and losses arising from the revaluation of property, plant and equipment and fair value movements on investment property.

The Group has determined that its interests in its joint ventures and associate undertakings are not individually material at December 31, 2013 and 2012. Furthermore, the Group has given due consideration to all relevant facts and circumstances associated with these undertakings, in the context of whether the Group has control of these under IFRS 10 Consolidated financial statements as at December 31, 2013 and 2012. The conclusion reached based on these assessments is that the Group does not have control of these undertakings and that it is appropriate to account for these as joint venture and associate undertakings, respectively.

The share of joint venture profit per the income statement is €1,563,000 (2012: €640,000). This comprises profit after tax of €2,199,000 (2012: €2,280,000), less the amortisation charge of €Nil (2012: €278,000) and an impairment charge of €636,000 (2012: €1,362,000). These impairment charges relate to concerns about the ongoing ability of one joint venture to generate positive cash flows.

In 2011, as part of a reorganisation approved by its shareholders, Balmoral International Land Holdings plc (“Balmoral”) became the holding company of Balmoral International Land plc, with existing shareholders receiving an equal number of shares in the new holding company. At the same time, Balmoral International Land plc delisted from the Stock Exchanges in Dublin and London. Shares in Balmoral are traded on the grey market by its brokers. As a result of its delisting, the market value of Fyffes’ investment in Balmoral became more difficult to accurately determine and, consequently, Fyffes elected to write-down the carrying value of its investment to a nominal value of €50,000. Balmoral published its 2012 full year results in August 2013, reporting a loss attributable to equity shareholders of €14.1m, reducing its net equity to €1.1m. Fyffes’ share of this net equity value is €430,000, which exceeds its €50,000 carrying value in the Group’s balance sheet. Balmoral has not yet reported its 2013 results. Fyffes has no obligation to fund any net asset deficit which might arise in Balmoral in the future.

Fyffes plc

Notes to Consolidated Financial Statements

11. Investments in joint ventures and associate  – (continued)

The following additional disclosures are set out in respect of the Group’s share of its joint ventures and associate:

	Joint Ventures 2013 €’000	Associate 2013 €’000	Total 2013 €’000
Non-current assets	10,279	77,613	87,892
Cash and cash equivalents	8,216	3,075	11,291
Other current assets	40,056	1,156	41,212
Non-current liabilities	(3,623)	(1,863)	(5,486)
Employee benefits	(3,407)	(18)	(3,425)
Current liabilities	(33,294)	(2,328)	(35,622)
Interest bearing loans and borrowings	(187)	(77,205)	(77,392)
Share of net assets	18,040	430	18,470
Impairment provision	(1,998)	(380)	(2,378)
Goodwill and intangible assets	22,812	—	22,812
Balance at 31 December 2013	38,854	50	38,904

As noted above, Balmoral reported its 2012 results in August 2013 and has not yet reported its 2013 results. The 2013 figures in the table above reflect Balmoral’s reported 2012 net assets.

	Joint Ventures 2012 €’000	Associate 2012 €’000	Total 2012 €’000
Non-current assets	11,245	83,086	94,331
Cash and cash equivalents	9,726	3,620	13,346
Other current assets	38,011	950	38,961
Non-current liabilities	(5,774)	(1,691)	(7,465)
Employee benefits	(4,088)	(110)	(4,198)
Current liabilities	(30,421)	(2,860)	(33,281)
Interest bearing loans and borrowings	(3,041)	(76,963)	(80,004)
Share of net assets	15,658	6,032	21,690
Impairment provision	(1,362)	(5,982)	(7,344)
Goodwill and intangible assets	22,812	—	22,812
Balance at 31 December 2012	37,108	50	37,158

	Joint Ventures 2013 €’000	Associates 2013 €’000	Total 2013 €’000
Group share of revenue	246,493	—	246,493

	2012 €’000	2012 €’000	2012 €’000
Group share of revenue	234,124	—	234,124

Fyffes plc

Notes to Consolidated Financial Statements

12. Equity investments

	2013 €’000	2012 €’000
Balance at beginning of year	15	16
Exchange movements	—	(1)
Balance at end of year	15	15

13. Inventories

	2013 €’000	2012 €’000
Goods for resale	30,318	31,222
Consumable stores	12,330	11,205
Inventories	42,648	42,427

14. Biological assets

	2013 €’000	2012 €’000
	Level 3	Level 3
Balance at start of year	12,666	11,996
Harvested fruit transferred to inventories	(75,493)	(68,229)
Additions to unharvested fruit	78,348	70,671
Fair value adjustment	963	(1,523)
New farm acquired	436	—
Disposal of farm	(168)	—
Exchange movements	(722)	(249)
Balance at end of year	16,030	12,666
Analysed as follows:
Non-current assets	—	168
Current assets	16,030	12,498
	16,030	12,666

Biological assets represent the fair value of unharvested fruit in a number of the Group’s subsidiaries involved in the production of tropical produce. At 31 December 2013, unharvested fruit comprised mainly pineapple plants farmed on approximately 3,400 hectares (owned and leased) and winter season melons farmed on approximately 5,900 hectares (owned and leased). All have been categorised as Level 3 fair values based on the inputs to the valuation techniques used. The Group’s biological assets are exposed to the risk of damage from climatic events, diseases and other natural forces. The fair value estimate of the value of biological assets reflects a prudent estimate of the fair value of unharvested crops in the context of the stage of the growing season. The estimated fair value may increase or decrease depending on changes in the significant unobservable inputs below:

Description	Valuation Technique	Significant unobservable inputs and relationship to fair value measurement
Unharvested fruit	Discounted cash flows	Estimated future markets prices of pineapples and melons Estimated harvest and transportation costs

Fyffes plc

Notes to Consolidated Financial Statements

15. Trade and other receivables

	2013 €’000	2012 €’000
Non-current
Other receivables	6,073	6,485
Current
Trade receivables	59,748	57,445
Trade receivables due from joint ventures	148	828
Other receivables	6,714	7,635
Prepayments	6,742	8,180
Non-trade receivables due from joint ventures	262	652
	73,614	74,740

Details of impairment losses related to the credit risk on trade and other receivables above are set out in note 28.

16. Net funds/net (debt)

	1 Jan 2013 €’000	Cash flow €’000	Non-cash movement €’000	Translation adjustment €’000	31 Dec 2013 €’000
Bank balances	12,586	11,088	—	(245)	23,429
Call deposits	25,838	(17,986)	—	(284)	7,568
Cash and cash equivalents per balance sheet	38,424	(6,898)	—	(529)	30,997
Bank overdrafts	(4,692)	(1,005)	—	—	(5,697)
Cash and cash equivalents per cash flow statement	33,732	(7,903)	—	(529)	25,300
Current bank borrowings	(15,052)	52	(6,882)	278	(21,604)
Non current bank borrowings	(7,004)	5	6,882	3	(114)
Finance leases	(3,049)	1,010	(1,241)	135	(3,145)
	(25,105)	1,067	(1,241)	416	(24,863)
Net funds	8,627	(6,836)	(1,241)	(113)	437

	1 Jan 2012 €’000	Cash flow €’000	Non-cash movement €’000	Translation adjustment €’000	31 Dec 2012 €’000
Short term bank deposits	98	(97)	—	(1)	—
Bank balances	22,991	(10,697)	—	292	12,586
Call deposits	2,274	23,690	—	(126)	25,838
Cash and cash equivalents per balance sheet	25,265	12,993	—	166	38,424
Bank overdrafts	(6,428)	1,749	—	(13)	(4,692)
Cash and cash equivalents per cash flow statement	18,837	14,742	—	153	33,732
Current bank borrowings	(10,388)	(4,750)	(69)	155	(15,052)
Non-current bank borrowings	(8,844)	1,768	69	3	(7,004)
Finance leases	(894)	761	(2,943)	27	(3,049)
	(20,126)	(2,221)	(2,943)	185	(25,105)
Net (debt)/funds	(1,191)	12,424	(2,943)	337	8,627

Fyffes plc

Notes to Consolidated Financial Statements

17. Capital and reserves

Share capital

	2013 Ordinary Shares ‘000	2012 Ordinary Shares ‘000
Allotted, called up and fully paid
In issue at beginning of year	325,465	330,465
Cancellation of treasury shares	—	(5,000)
Share options exercised	270	—
In issue at end of year	325,735	325,465
Treasury shares	(28,075)	(28,075)
	297,660	297,390

At the end of both 2013 and 2012, the authorised share capital comprised 750,000,000 ordinary shares with a par value of €0.06 cent each. The holders of ordinary shares are entitled to receive dividends as declared and are entitled to one vote per share at meetings of the Company. All shares rank equally with regard to the Company’s residual assets. In respect of the Company’s shares that are held by the Group (Treasury Shares), all rights (including voting and dividend rights) are suspended until those shares are reissued. These shares are not included in the calculation of earnings per share. All ordinary shares are fully paid up.

Other reserves

	2013 €‘000	2012 €’000
Capital conversion reserve	1,034	1,034
Capital redemption reserve	73,073	73,073
Share option reserve	2,626	2,483
Currency translation reserve	(13,840)	(8,332)
Revaluation reserve	2,275	2,291
Own shares reserve	(17,369)	(17,369)
Hedging reserve	(3,506)	(1,714)
At end of year	44,293	51,466

Capital conversion reserve

This reserve arose on the renominalisation of the Company’s share capital following the introduction of the euro.

Capital redemption reserve

This reserve arose on the conversion of preference shares into ordinary share capital of the Company in prior years and also reflects the cancellation of treasury shares. The nominal value of the 5,000,000 treasury shares cancelled during 2012, amounting to €300,000 was credited to the capital redemption reserve in that year. There were no treasury shares cancelled in 2013.

Share option reserve

This reserve comprises amounts expensed in the income statement in connection with share option grants less any exercises of such share options.

Currency translation reserve

The translation reserve comprises all foreign exchange differences from 1 January 2004, arising from the translation of the net assets of the Group’s non-euro denominated operations, including the translation of the

Fyffes plc

Notes to Consolidated Financial Statements

17. Capital and reserves  – (continued)

profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, as well as from the translation of liabilities that hedge those net assets.

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by the Group. Fyffes repurchased none of its own shares in 2013 or 2012. At 31 December 2013, the total number of treasury shares held amounted to 28,075,000 (2012: 28,075,000) ordinary €0.06 shares at a cost of €17,369,000 (2012: €17,369,000). The carrying value of the treasury shares cancelled during 2012, amounting to €1,569,000, was set against retained earnings in that year.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred, net of related deferred tax.

Revaluation reserve

The revaluation reserve relates to revaluation surpluses arising on revaluations of property in a number of the Group’s joint venture operations.

Capital management

The Board regularly reviews and monitors the Group’s capital structure including appropriate debt/equity levels in the context of possible acquisitions, with a view to maintaining a strong capital base in order to sustain market confidence in the business. This involves consideration of the level of dividends paid to shareholders, the demographic spread of shareholders, the amount of liquid assets on the balance sheet and the return on capital (based on shareholders’ funds). The Board encourages all employees to purchase shares in the Group and a share option scheme is in place for employees. The Group may purchase its own shares from time to time. The decision will depend on market prices and alternative investment opportunities at the time.

18. Non-controlling interests

	2013 €‘000	2012 €’000	2011 €’000
Balance at beginning of year	815	689	878
Share of profit/(loss) after tax for year	524	126	(189)
Balance at end of year	1,339	815	689

19. Interest bearing loans and borrowings

	2013 €‘000	2012 €’000
Non-current
Bank borrowings	114	7,004
Finance lease liabilities	2,162	2,265
	2,276	9,269
Current
Overdrafts	5,697	4,692
Bank borrowings	21,604	15,052
Finance lease liabilities	983	784
	28,284	20,528

Fyffes plc

Notes to Consolidated Financial Statements

19. Interest bearing loans and borrowings  – (continued)

Interest bearing loans and borrowings excluding finance leases are repayable as follows:

Bank borrowings and overdrafts
Within one year	27,301	19,744
After one but within two years	114	6,859
After two but within five years	—	145
	27,415	26,748

None of the above borrowings are secured on any of the Group’s assets other than in respect of loans totalling €185,000 (2012: €249,000) which are secured on the assets they are financing. See note 26 for further details regarding bank borrowings.

Finance lease obligations
Within one year	983	784
After one but within five years	2,162	2,265
	3,145	3,049

Total future minimum lease payments on finances leases amount to €3,145,000 (2012: €3,082,000).

20. Trade and other payables

	2013 €‘000	2012 €’000
Non-current
Other payables	2,768	2,807
Non-current payables are due entirely within five years.
Current
Trade payables	52,026	49,198
Trade payables due to joint ventures	1,779	1,117
Accruals	18,248	16,243
Other payables	8,930	12,206
Other tax	1,604	1,545
	82,587	80,309

Included in current and non-current other payables is an interest-bearing loan from a third party amounting to €Nil (2012: €1,164,000) which is secured on certain property assets in a subsidiary company. In addition, there are other unsecured interest bearing other payables amounting to €34,000 (2012: €876,000).

21. Provisions

	Deferred Contingent Consideration €’000	MNOPF €’000	Total €’000
Balance at 1 January 2012	10,144	5,869	16,013
Discounting charge (note 4)	310	429	739
Payments	(972)	(989)	(1,961)
Revisions to previous estimates	2,050	—	2,050
Foreign exchange	(187)	126	(61)
Balance at 31 December 2012	11,345	5,435	16,780
Discounting charge (note 4)	315	480	795
Payments	(9,587)	(4,757)	(14,344)

Fyffes plc

Notes to Consolidated Financial Statements

21. Provisions  – (continued)

	Deferred Contingent Consideration €’000	MNOPF €’000	Total €’000
Revisions to previous estimates	927	1,598	2,525
Foreign exchange	(58)	(122)	(180)
Balance at 31 December 2013	2,942	2,634	5,576
Analysed as follows:
Non-current	—	2,083	2,083
Current	2,942	551	3,493
Balance at 31 December 2013	2,942	2,634	5,576

Deferred contingent consideration

Deferred contingent consideration liabilities represent full provision for the net present value of the amounts expected to be payable in respect of acquisitions which are subject to earn out or other deferred payment arrangements. Total payments of €9,587,000 were made in 2013 (2012: €972,000) in relation to prior year acquisitions including payment for the final 20% of the equity in Sol Group Marketing Company Inc., a US based melon business, as planned under the terms of the original purchase agreement in 2008, increasing Fyffes’ stake in these businesses to 100%. The estimated deferred contingent consideration payable in relation to a number of businesses acquired in previous years was revised upwards in 2013 and 2012 in accordance with the related purchase agreements to reflect the improved underlying performance of these businesses and is expected to be fully paid in 2014. The net present value of the increase in the estimated consideration payable amounted to €927,000 (2012: €2,050,000), giving rise to corresponding increases in goodwill (note 10).

Merchant Navy Officers Pension Fund

As a result of a ruling by the High Court in the UK in 2005, a claim was made against Fyffes in respect of a deficit in the Merchant Navy Officers Pension Fund (MNOPF), a UK based multi-employer defined benefit pension scheme operated on behalf of ships’ officers employed by approximately 2,000 companies. The Trustee of the MNOPF was authorised by the Court to recover any deficit in the scheme from both the current and former employers of these ships’ officers. The claim against Fyffes relates to ships’ officers employed by two subsidiaries prior to their acquisition by the Group. The Trustee notified Fyffes that its share of the deficit as at 31 March 2005 could be settled by ten equal instalments payable between September 2005 and March 2014, amounting to €6.4 million in aggregate. The Trustee also indicated that further cash calls may be necessary in subsequent years, depending on the results of future actuarial valuations of the scheme and on his ability to recover the amounts due from all relevant current and former employers. In 2005, the Group provided for the net present value of the payments claimed amounting to €4,994,000.

The Group’s liability in this regard increased during 2007 following an actuarial review. However, in the same year the Trustee also reallocated a portion of the liability of one of the Group’s subsidiaries to the former owners of this entity. The Group’s liability increased again in 2009 as a result of the triennial valuation of the scheme in that year giving rise to an estimated charge of €3,774,000. This liability was finalised and reduced by €285,000 in 2010. Also in 2010, the present value of amounts recoverable from a third party of €875,000 relating to the 2009 increase, which had previously been netted against the Group’s MNOPF liability, was reclassified as other receivables. The Group recognised a further charge of €1,598,000 in 2013 as a result of the 2012 triennial valuation of the scheme. Payments in 2013 amounted to €4,757,000 (2012: €989,000) and, after currency movements, the present value of the Group’s liability to the MNOPF amounted to €2,634,000 at 31 December 2013 (2012: €5,435,000). The Group accelerated payments under the repayment plan agreed with the MNOPF Trustee primarily to reduce interest costs.

Fyffes plc

Notes to Consolidated Financial Statements

21. Provisions  – (continued)

Fyffes plc has provided a parent company guarantee in support of these remaining deferred payments.

22. Operating leases

Leases as lessee

Non-cancellable operating lease rentals are payable as set out below. These amounts represent the minimum future lease payments, in aggregate, that the Group is required to make under existing lease agreements.

	2013 €‘000	2012 €’000
Payable in:
Less than one year	3,549	4,468
Between one and five years	6,117	10,912
More than five years	46	108
	9,712	15,488

The Group leases certain property, plant and equipment under operating leases, including properties previously owned but transferred to Balmoral International Land Holdings plc arising from the demerger of the Group’s property undertaking in 2006. The leases typically run for an initial lease period with the potential to renew the leases at market rates after the initial period.

During the year €5,565,000 (2012: €6,218,000) was recognised as an expense in the income statement in respect of operating leases, including €2,116,000 (2012: €2,703,000) paid to the Group’s 40% associate, Balmoral International Land Holdings plc.

Leases as lessor

The Group sub-leases part of certain leased property. Non-cancellable operating lease rentals receivable are set out below. These amounts represent the minimum future lease payments, in aggregate, that the Group will receive under existing lease agreements.

	2013 €‘000	2012 €’000
Less than one year	150	150

During the year, €618,000 (2012: €753,000) was recognised as sub-lease income and €Nil (2012: €Nil) was recognised as an expense for the operating costs arising from the sub-lease of leased property.

23. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities are attributable to the following:

	Assets 2013 €’000	Liabilities 2013 €’000	Net 2013 €’000	Assets 2012 €’000	Liabilities 2012 €’000	Net 2012 €’000
Property, plant and equipment	513	(1,212)	(699)	576	(1,298)	(722)
Hedging instruments	501	(7)	494	261	(16)	245
Employee benefits	5,368	—	5,368	6,570	—	6,570
Trade and other payables	1,101	(172)	929	1,957	(231)	1,726
Intangible assets	812	—	812	812	(393)	419
Other items	953	(1,855)	(902)	1,030	(1,354)	(324)
Net deferred tax assets/(liabilities)	9,248	(3,246)	6,002	11,206	(3,292)	7,914

Fyffes plc

Notes to Consolidated Financial Statements

23. Deferred tax assets and liabilities  – (continued)

No deferred tax asset is recognised in relation to certain income tax losses and certain future capital allowances of the Group on the grounds that there is insufficient evidence that the assets will be recoverable. In the event that sufficient profits are generated in the relevant jurisdictions in the future, these assets may be recovered. The estimated unrecognised deferred tax asset at 31 December 2013 is €6,262,000 (2012: €6,618,000).

No deferred tax asset is recognised in relation to certain capital losses incurred by the Group on the grounds that there is insufficient evidence that the assets will be recoverable. The estimated unrecognised deferred tax asset at 31 December 2013 is €4,568,000 (2012: €4,907,000).

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries, branches, associates and joint ventures where the Group does not anticipate additional tax on any ultimate remittance.

Movement in temporary differences during the year

	1 Jan 2013 €’000	Recognised in income €’000	Recognised in equity €’000	Retranslation adjustment €’000	Balance 31 Dec 2013 €’000
Property, plant and equipment	(722)	24	—	(1)	(699)
Hedging instruments	245	(7)	255	1	494
Employee benefits	6,570	(66)	(996)	(140)	5,368
Trade and other payables	1,726	(772)	—	(25)	929
Intangible assets	419	398	—	(5)	812
Other items	(324)	(578)	—	—	(902)
	7,914	(1,001)	(741)	(170)	6,002

	1 Jan 2012 €’000	Recognised in income €’000	Recognised in equity €’000	Retranslation adjustment €’000	Balance 31 Dec 2012 €’000
Property, plant and equipment	(1,009)	288	—	(1)	(722)
Hedging instruments	(996)	—	1,241	—	245
Employee benefits	5,338	(224)	1,370	86	6,570
Trade and other payables	1,267	433	—	26	1,726
Intangible assets	(122)	527	—	14	419
Other items	269	(595)	—	2	(324)
	4,747	429	2,611	127	7,914

24. Acquisitions, disposals and terminations

There were no acquisitions of subsidiary undertakings in 2013 or 2012. As explained in note 21, the Group completed the purchase in 2013 of the final 20% of Sol Group Marketing Company Inc, its US based melon business, and a number of other companies in accordance with the terms of the original 2008 purchase agreement. Fyffes had accounted for 100% of the profits and net assets of this business since the acquisition of the initial 60% of the equity in 2008, as the purchase agreement included a put and call option in respect of the remaining equity. The Group recognised the deferred contingent consideration payable in respect of the purchase of the remaining equity which was revised annually based on the performance of the business during the earnout period. Payment for the final 20% of the equity purchased in 2013 has been accounted for as a reduction in the deferred contingent consideration liability. During 2013, the Group purchased a pineapple farm in Costa Rica, adjoining its existing operations. This transaction has been accounted for as an asset purchase and is included in additions to property, plant and equipment in note 9.

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits

	2013 €’000	2012 €’000	2011 €’000
Remuneration
Wages and salaries	56,478	49,219	42,691
Social security contributions	8,689	6,474	2,787
Pension costs – defined contribution schemes	484	330	212
Pension costs – defined benefit schemes	3,207	2,759	2,312
Share based payment (share option expense)	143	929	162
Recognised in the income statement	69,001	59,711	48,164
Actuarial (gain)/loss on defined benefit schemes	(870)	8,547	8,386
Total employee benefit costs	68,131	68,258	56,550

	2013 Number	2012 Number	2011 Number
Employee numbers
Production	1,718	1,796	1,254
Sales and distribution	333	326	305
Administration	486	541	327
	2,537	2,663	1,886

Certain subsidiary companies involved in fruit production employ casual farming personnel on a seasonal basis. The number of such seasonal personnel, not included in the table above, ranges from c.1,000 to a high of c.10,000 depending on the stage of the growing season. Total remuneration included above for these personnel amounted to €14.4 million in 2013 (2012: €12.7 million; 2011: €10.2 million).

Post retirement benefits

The Group operates a number of externally funded defined benefit and defined contribution pension schemes. The schemes are set up under trusts and the assets of the schemes are therefore held separately from those of the Group.

The measurement of the assets and liabilities of the Group’s defined benefit pension schemes and the related information disclosed on the following pages has been prepared in accordance with IAS 19 Employee Benefits (2011).

Certain revisions to IAS 19 became effective on 1 January 2013 and have been applied in calculating the movements in the deficit for the year in the following tables. These revisions have been applied retrospectively for the year ended 31 December 2012 and 31 December 2011. The revisions, which include a requirement to calculate the return on scheme assets using the same interest rate used to discount scheme liabilities, did not change the previously reported net deficit in the schemes.

The pension cost expensed in the income statement for the year in respect of the Group’s defined benefit schemes was €3,207,000 (2012: €2,759,000 and 2011: €2,312,000) and €484,000 (2012: €330,000 and 2011: €212,000) in respect of the Group’s defined contribution schemes.

The accompanying disclosures relate to all of the Group’s defined benefit retirement schemes in Ireland, the UK and Continental Europe. The previous full actuarial valuations of these schemes, for the purposes of these disclosures, were updated to 31 December 2013. Full actuarial valuations were carried out on the main Irish scheme at 31 December 2010 and on the UK scheme at 31 October 2012. The result of the October 2012 full actuarial review of the Group’s defined benefit pension scheme in the UK was a deficit of STG €22.6 million. The Group agreed a revised recovery plan with the trustees of that scheme involving eighteen annual payments of STG €1,000,000 by its UK subsidiary, Fyffes Group Limited, commencing in

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits  – (continued)

January 2014, supported by a guarantee from Fyffes plc. A recovery plan was also agreed with the trustees of the Group’s Irish scheme in 2012 involving 10 annual payments of €350,000, commencing in 2012. All calculations were carried out by independent actuaries using the projected unit method. The actuarial reports are not available for public inspection. However, the results of the valuations are advised to members of the schemes. The schemes’ assets do not include any shareholdings in the Company.

The principal assumptions used by the actuaries were:

	Ireland		UK		Netherlands
	2013	2012	2013	2012	2013	2012
Rate of increase in salaries	3.35%	3.35%	3.55%	3.15%	3.35%	3.35%
Rate of increase in pensions	1.85%	1.85%	2.30%	2.90%	0.00%	0.00%
Inflation rate	1.85%	1.85%	2.30%	2.90%	1.85%	1.85%
Discount rate	4.00%	4.35%	4.50%	4.15%	4.00%	4.35%

The key discount rates used for the valuation of the liabilities of each scheme are based on actuarial advice with reference to highly rated corporate bonds of comparable maturities to scheme liabilities. During 2012, the Group’s actuary, Mercer, expanded the population of corporate bonds used in recommending an appropriate discount rate for the Irish and Dutch schemes as a result of changes in the corporate bond market, which meant continuing to use the previous population would have produced unreliable results. This was treated as a change in accounting estimate in each of the years.

Demographic assumptions

The Group uses certain mortality rate assumptions when calculating scheme obligations. The current assumptions for all major schemes retain a prudent allowance for future improvements in longevity. The Irish scheme uses 108% of the PNL00 mortality table post retirement with CSO improvements from 2006, while the UK scheme uses 80% of SAPS S1P Heavy Standard tables, allowing for individual members’ year of birth (CMI 2012 projections with a long term rate of 1.25% per annum). This represents the following in terms of life expectancies:

	Ireland Years	UK Years	Netherlands Years
Life expectancy for 65 year old pensioner
Male	23.5	22.1	22.1
Female	24.9	25.7	24.8
Life expectancy at age 65 for current 45 year old
Male	26.0	24.5	23.7
Female	27.1	28.1	25.7

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits  – (continued)

Sensitivity analysis, scheme duration and projected costs

The table below sets out the impact on the Group’s total defined benefit liabilities (DBO) of €157,951,000 of movements in the key discount rate and mortality assumptions:

(Increase)/Decrease in DBO €’000
Discount rate
25 basis point increase	6,259
25 basis point decrease	(6,375)
Mortality
Increase of one year	1,236
Decrease of one year	(1,228)

The weighted average period until benefit payments are paid (scheme duration) is 16 years for the Group’s UK scheme, 23 years for the Irish scheme and 15 years for the Dutch scheme.

The Group anticipates that total expense recognised in its income statement in respect of its defined benefit pension schemes will amount to €3.4 million in 2014 (2013: €3.3 million) and total contributions will amount to €3.6 million (2013: €3.4 million).

Analysis of net liability

	2013 €’000	2012 €’000
Equities	52,818	47,418
Bonds	43,329	44,659
Property	9,037	8,859
Other (including cash)	24,617	22,259
Fair value of scheme assets	129,801	123,195
Present value of scheme obligations	(157,951)	(152,759)
Employee benefits liability	(28,150)	(29,564)
Deferred tax asset	5,368	6,570
Net liability	(22,782)	(22,994)

Historical information

	2013 €’000	2012 €’000	2011 €’000	2010 €’000	2009 €’000
Fair value of scheme assets	129,801	123,195	114,317	110,618	98,527
Present value of scheme obligations	(157,951)	(152,759)	(135,992)	(124,447)	(113,041)
Net pension liabilities	(28,150)	(29,564)	(21,675)	(13,829)	(14,514)

Movements in the fair value of scheme assets

	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Fair value of assets at 1 January 2012	14,852	93,721	5,744	114,317
Interest income on scheme assets	768	4,484	299	5,551
Employer contributions	1,538	1,809	388	3,735
Employee contributions	135	305	—	440

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits  – (continued)

	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Premiums paid/expenses	(48)	—	(28)	(76)
Benefit payments	(1,832)	(5,840)	(367)	(8,039)
Remeasurement of return on scheme assets	934	3,695	747	5,376
Foreigh exchange movements	—	1,891	—	1,891
Fair value of assets at 31 December 2012	16,347	100,065	6,783	123,195
Interest income on scheme assets	737	3,992	295	5,024
Employer contributions	1,168	1,657	398	3,223
Employee contributions	126	284	—	410
Premiums paid/expenses	(40)	—	(34)	(74)
Benefit payments	(66)	(5,506)	(352)	(5,924)
Remeasurement of return on scheme assets	413	5,215	316	5,944
Foreign exchange movements	—	(1,997)	—	(1,997)
Fair value of assets at 31 December 2013	18,685	103,710	7,406	129,801

Movements in the present value of scheme obligations

	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Value of scheme obligations at 1 January 2012	(17,249)	(112,280)	(6,463)	(135,992)
Current service cost	(643)	(941)	(217)	(1,801)
Interest on scheme obligations	(849)	(5,305)	(327)	(6,481)
Employee contributions	(135)	(305)	—	(440)
Premiums paid	48	—	—	48
Benefit payments	1,832	5,840	367	8,039
Experience adjustments on scheme liabilities	361	(1,824)	—	(1,463)
Effect of changes in actuarial assumptions	(2,864)	(8,697)	(899)	(12,460)
Foreign exchange movements	—	(2,209)	—	(2,209)
Value of scheme obligations at 31 December 2012	(19,499)	(125,721)	(7,539)	(152,759)
Current service cost	(755)	(1,023)	(273)	(2,051)
Interest on scheme obligations	(847)	(4,979)	(320)	(6,146)
Employee contributions	(126)	(284)	—	(410)
Premiums paid	40	—	—	40
Benefit payments	66	5,506	352	5,924
Experience adjustments on scheme liabilities	180	(206)	(147)	(173)
Effect of changes in actuarial assumptions	(1,713)	(2,766)	(422)	(4,901)
Foreign exchange movements	—	2,525	—	2,525
Value of scheme obligations at 31 December 2013	(22,654)	(126,948)	(8,349)	(157,951)

Movements in the net (liability) recognised in the balance sheet

	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Net (liability) at 1 January 2012	(2,397)	(18,559)	(719)	(21,675)
Employer contributions	1,538	1,809	388	3,735
(Expense) recognised in income statement	(724)	(1,762)	(273)	(2,759)
Recognised in statement of comprehensive income	(1,569)	(6,826)	(152)	(8,547)

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits  – (continued)

	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Foreign exchange movement	—	(318)	—	(318)
Net (liability) at 31 December 2012	(3,152)	(25,656)	(756)	(29,564)
Employer contributions	1,168	1,657	398	3,223
(Expense) recognised in income statement	(865)	(2,010)	(332)	(3,207)
Recognised in statement of comprehensive income	(1,120)	2,243	(253)	870
Foreign exchange movement	—	528	—	528
Net (liability) at 31 December 2013	(3,969)	(23,238)	(943)	(28,150)

Defined benefit pension expense recognised in the income statement

2013	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Current service costs	(755)	(1,023)	(273)	(2,051)
Expenses	—	—	(34)	(34)
Interest on scheme obligations	(847)	(4,979)	(320)	(6,146)
Interest on scheme assets	737	3,992	295	5,024
	(865)	(2,010)	(332)	(3,207)

2012	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Current service costs	(643)	(941)	(217)	(1,801)
Expenses	—	—	(28)	(28)
Interest on scheme obligations	(849)	(5,305)	(327)	(6,481)
Interest on scheme assets	768	4,484	299	5,551
	(724)	(1,762)	(273)	(2,759)

The defined benefit pension expense is recognised under administrative expenses in the income statement.

Remeasurements recognised in the statement of comprehensive income

2013	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Changes in demographic assumptions	—	(4,293)	4	(4,289)
Changes in financial assumptions	(1,713)	1,527	(426)	(612)
Experience adjustments on scheme liabilities	180	(206)	(147)	(173)
Return on scheme assets excluding interest income	413	5,215	316	5,944
	(1,120)	2,243	(253)	870
Cumulative amounts recognised in equity – 2013	(12,575)	(18,951)	(2,261)	(33,787)

2012	Ireland €’000	UK €’000	Netherlands €’000	Total €’000
Experience adjustments on scheme assets	934	3,695	747	5,376
Experience adjustments on scheme liabilities	361	(1,824)	—	(1,463)
Effect of changes in actuarial assumptions	(2,864)	(8,697)	(899)	(12,460)
	(1,569)	(6,826)	(152)	(8,547)
Cumulative amounts recognised in equity – 2012	(11,455)	(21,194)	(2,008)	(34,657)

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits  – (continued)

Share based payments

The Group’s 1997 share option scheme, which entitles employees to purchase shares in Fyffes plc, terminated during 2007 and was replaced by a new 2007 scheme. Share options were last granted under the 1997 scheme in March 2004 and a total of 2,230,000 share options were included in that grant. In September 2007, 4,330,000 options were granted under the 2007 scheme. A further 4,780,000 options were granted under this scheme in September 2009 and in October 2012, 3,864,000 were granted under the scheme. In accordance with the terms of the schemes, the options when vested are exercisable at the market price at the date of grant.

Additionally, share options were granted under the 1997 scheme before 7 November 2002. The recognition and measurement principles of IFRS 2, Share Based Payments have not been applied to these grants in accordance with the transitional provisions in IFRS 1 and IFRS 2.

Share options granted under the 1997 scheme only vest when the earnings per share in respect of the third or any subsequent accounting period after the end of the basis year (ie the accounting period preceding the date of the grant) is greater than the earnings per share for the basis year by a percentage which is not less than (on a year on year basis) the annual percentage increase in the consumer price index plus 2% compounded during that period. Subject to the achievement of this performance condition, the shares vest three years after grant. The contractual life of the options is 10 years. The terms of the 2007 scheme are similar except that the performance condition is based on the consumer price index plus 5% compounded.

The number and weighted average exercise prices of share options outstanding are as follows:

	2013 Weighted Exercise Price €	2012 Weighted Exercise Price €	2013 Number of Options ‘000	2012 Number of Options ‘000
Options outstanding at beginning of year	0.58	0.62	13,969	10,275
Lapsed during the year	(0.452)	(0.59)	(40)	(170)
Granted during the year	—	0.483	—	3,864
Exercised during the year	(0.453)	—	(270)	—
Options outstanding at end of year	0.582	0.58	13,659	13,969

The average share price for the financial year was €0.7069 (2012: €0.4514) and the year end price was €0.84 (2012: €0.544).

	2013 Weighted Exercise Price €	2012 Weighted Exercise Price €	2013 Number of Options ‘000	2012 Number of Options ‘000
Options exercisable at end of year	0.4525	0.4525	4,450	4,720

The options outstanding at 31 December 2013 had an exercise price in the range of €0.4519 to €0.925 (2012: €0.4519 to €0.925) and a weighted average contractual life of 5.4 years (2012: 6.3 years).

The fair value of services received in return for share options granted is measured by reference to fair value of the share options granted. The estimate of the fair value of the services received is measured based on a binomial lattice model. The contractual life of the options, which is 10 years, is used as an input in this model. Expectations of early exercise are incorporated into the binominal lattice model and are reflected in the assumptions.

Fyffes plc

Notes to Consolidated Financial Statements

25. Employee benefits  – (continued)

The calculated fair value of share options granted in March 2004, September 2007, September 2009 and October 2012 and the related assumptions used in the binominal model are as follows:

	March 2004	September 2007	September 2009	October 2012
Fair value at measurement date	€0.47	€0.261	€0.155	€0.122
Share price at date of grant	€1.56	€0.925	€0.4525	€0.483
Exercise price*	€1.56	€0.925	€0.4525	€0.483
Expected volatility	32%	30%	37.5%	37.5%
Option life (years)	9.44 years	8.76 years	9.99 years	9.33 years
Expected dividend yield	3.00%	2.00%	3.00%	4.00%
Risk-free interest rate	4.00%	4.33%	3.57%	1.565%

*	The exercise price of the March 2004 options (which have not yet vested) is now €0.45, reflecting the impact of the two demergers during 2006.

The expected volatility and option life are expressed as weighted averages in modelling in the binominal lattice model. The expected volatility is based on the historic volatility of the share price. Share options are granted under a service condition and a non-market related performance condition, which is the achievement of growth in earnings per share as set out earlier. The total expense for share options recognised in the income statement was €143,000 (2012: €929,000 of which €36,000 related to the options granted in October 2012 and the balance related to earlier grants including a true-up charge in respect of options which have vested having satisfied the performance condition). The 2013 charge relates to the options granted in 2012 as the cost of the options granted in earlier years has been fully expensed.

The repricing of the options granted in March 2004 arising from the demergers as set out above did not give rise to an adjustment in this expense under IFRS 2 as the objective of the repricing was to ensure the value of outstanding options was not diluted as a consequence of the demergers.

26. Capital commitments and contingencies

(a) Capital commitments

The directors had authorised capital and other expenditure of €26 million (2012: €14 million) at the balance sheet date, including the construction of a new distribution centre in the UK. Capital expenditure contracted for at 31 December 2013 amounted to €6.8 million (2012: €Nil).

(b) Subsidiaries

The Company has guaranteed the cash borrowings of subsidiaries under overdraft and loan facilities at 31 December 2013 in the amount of €27,230,000 (2012: €26,442,000). The loan facilities are also guaranteed by certain subsidiary companies which are borrowers under these facilities. In addition, the Company has guaranteed borrowings by subsidiary companies under bank guarantee facilities amounting to €6.0 million at 31 December 2013 (2012: €6.1 million).

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make such a payment under the guarantee contracts with third parties.

Fyffes plc

Notes to Consolidated Financial Statements

26. Capital commitments and contingencies  – (continued)

(c) Contingencies

From time to time, the Group is involved in other claims and legal actions which arise in the normal course of business. Based on information currently available to the Company, and legal advice, the directors believe such litigation will not, individually or in aggregate, have a material adverse effect on the financial statements and that the Group is adequately positioned to deal with the outcome of any such litigation.

27. Related parties

Identity of related parties

Under IAS 24, Related Party Disclosures, the Group has a related party relationship with its joint ventures and associates. Transactions with the Group’s joint ventures and associates are set out below.

IAS 24 also requires the disclosure of compensation paid to the Group’s key management personnel. This comprises its executive and non-executive directors, together with persons discharging managerial responsibility (“PDMR”) as defined in section 12(8) of the Irish Market Abuse Directive Regulations, being the company secretary.

Remuneration of key management personnel and other transactions

	2013 €‘000	2012 €’000	2011 €’000
Short term benefits (salary, bonus, incentives)	4,002	3,404	2,963
Post employment benefits (pension contribution)	473	461	459
Share based payment (share option expense)	71	458	80
Total	4,546	4,323	3,502

In accordance with IAS 19, Employee Benefits, the pension expense recognised in the Group’s income statement for these key management personnel amounted to €471,000 (2012: €354,000; 2011: €245,000) compared to the cash contributions above of €473,000 (2012: €461,000; 2011: €459,000). The actuarial loss recognised in the statement of comprehensive income in respect of the pension benefits of these key management personnel for 2013 amounted to €561,000 (2012: €643,000; 2011: €998,000).

During 2013, the Group acquired a number of fork lift and pallet trucks for use in its UK operations, at a total cost of €216,000 (2012: €218,000; 2011: €Nil) on normal commercial terms from a subsidiary of a business jointly controlled by J D McCourt, who is a non-executive director of Fyffes plc. There was no outstanding payable in this regard at 31 December 2013 (2012: €68,000; 2011: €Nil).

Related party transactions with joint ventures and associate

The Group trades in the normal course of its business, in some situations under long term supply contracts, with its joint ventures and associate. The Group also leases premises from its 40% owned associate, Balmoral International Land Holdings plc (see note 22). A summary of transactions with these related parties is as follows:

	2013 Revenue €’000	2012 Revenue €’000	2011 Revenue €’000	2013 Purchases €’000	2012 Purchases €’000	2011 Purchases €’000
Joint ventures	147,115	132,308	97,936	2,170	1,112	958
Associate	73	139	251	2,072	2,703	2,595
	147,188	132,447	98,187	4,242	3,815	3,553

The amounts due from and to joint ventures and associates at the year end are disclosed, in aggregate, in notes 15 and 20 respectively. The Group’s significant joint ventures and associate are set out on page F-57.

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments

Fair values of financial assets and liabilities

In respect of the financial assets and liabilities below, the following table sets out the carrying amounts in the Group balance sheet and their respective fair values, including the relevant fair value hierarchy:

	Note	Designated at fair value €’000	Loans & receivables €’000	Available for sale €’000	Liabilities at amortised cost €’000	Total carrying amount €’000	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3	Fair Value Total
31 December 2013
Financial assets not measured at fair value
Equity investments	12	—	—	15	—	15	15	—	—	15
Trade and other receivables	15	—	72,945	—	—	72,945	—	—	—	—
Cash and cash equivalents and short term deposits	16	—	30,997	—	—	30,997	—	—	—	—
Financial assets		—	103,942	15	—	103,957	15	—	—	15
Financial liabilities measured at fair value
Hedging instruments	28	(3,948)	—	—	—	(3,948)	—	(3,948)	—	(3,948)
Financial liabilities not measured at fair value
Trade payables and other payables	20	—	—	—	(85,355)	(85,355)	—	—	—	—
Interest bearing loans and borrowings	19	—	—	—	(30,560)	(30,560)	—	*(24,863)	—	*(24,863)
Deferred contingent consideration	21	—	—	—	(2,942)	(2,942)	—	—	(2,942)	(2,942)
Financial liabilities		(3,948)	—	—	(118,857)	(122,805)	—	(28,811)	(2,942)	(31,753)
31 December 2012
Financial assets not measured at fair value
Equity investments	12	—	—	15	—	15	15	—	—	15
Trade and other receivables	15	—	73,045	—	—	73,045	—	—	—	—
Cash and cash equivalents and short term deposits	16	—	38,424	—	—	38,424	—	—	—	—
Financial assets		—	111,469	15	—	111,484	15	—	—	15
Financial liabilities measured at fair value
Hedging instruments	28	(1,959)	—	—	—	(1,959)	—	(1,959)	—	(1,959)
Financial liabilities not measured at fair value
Trade payables and other payables	20	—	—	—	(83,116)	(83,116)	—	—	—	—
Interest bearing loans and borrowings	19	—	—	—	(29,797)	(29,797)	—	*(25,105)	—	*(25,105)
Deferred contingent consideration	21	—	—	—	(11,345)	(11,345)	—	—	(11,345)	(11,345)
Financial liabilities		(1,959)	—	—	(124,258)	(126,217)	—	(27,064)	(11,345)	(38,409)

*	Excludes bank overdrafts

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments  – (continued)

Fair value hierarchy

In accordance with IFRS 7 Financial Instruments: Disclosures, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique. There are no financial assets or liabilities valued in accordance with the Level 1 hierarchy (quoted market prices), other than equity investments with a carrying value of €15,000 (2012: €16,000). Most of the Group’s financial assets and liabilities are valued under Level 2 being directly observable market inputs other than quoted prices for similar instruments. The Group’s deferred contingent consideration is categorised under Level 3, in accordance with the terms of the relevant acquisition contracts, as there is no other observable market data.

Estimation of fair values

Set out below are the major methods and assumptions used in estimating the fair values of the financial assets and liabilities disclosed above.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Description	Valuation technique	Significant unobservable inputs
Deferred contingent consideration	Discounted cash flows	Forecast profit after tax Risk-adjusted discount rate (2013: 3.53%)
Hedging instruments	Market comparison technique: the fair values are based on broker quotes	Not applicable

Equity investments

When market values are available, fair values are determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents, with a remaining maturity of less than six months, the nominal amount is deemed to reflect fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than six months or demand balances, the nominal amount is deemed to reflect fair value. All other receivables and payables are discounted to determine the fair value.

Derivatives (currency options and forward currency or fuel contracts)

Currency options are marked to market using quotes from financial institutions. Forward currency or fuel contracts are either marked to market using market prices or by discounting the contractual forward price and deducting the current spot rate.

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows.

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments  – (continued)

Risk exposures

The Group’s multinational operations expose it to different financial risks that include foreign exchange rate risks, credit risks, liquidity risks and interest rate risks. Fyffes has a risk management programme in place which seeks to limit the impact of these risks on the financial performance of the Group as explained below. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk

While a significant portion of the Group’s distribution and marketing businesses are based in Eurozone economies, it also has significant operations in the UK and, as a result, the consolidated balance sheet is exposed to Sterling currency fluctuations. In addition, the Group has substantial production and procurement operations in Central and South America and selling and distribution businesses in the US. The Group also has large transactional currency risk as a significant portion of costs, particularly cost of fruit, shipping and fuel, are routinely denominated in US Dollars. The Group uses forward foreign exchange contracts and, from time to time, options to hedge some of its US Dollar transactional risk, with almost all currently with a maturity of less than one year from the year end other than a small portion of forward cover in place for 2015. The percentage of estimated future purchases that are hedged can vary at any point in time and depends on prevailing market conditions.

These currency risks are monitored by the Group’s Treasury Committee on an ongoing basis and managed as deemed appropriate by utilising a combination of spot and forward currency contracts and foreign currency options. The Group does not enter spot or forward contracts on a speculative basis.

Credit and liquidity risk

The Group has detailed procedures for monitoring and managing the credit risk related to its trade receivables including the use of credit limits together with weekly reporting and review by senior management of all trade receivables. There is no significant concentration of risk in a small number of customers and the Group’s bad debt experience is relatively good. Cash and short term bank deposits are usually invested with institutions of the highest credit rating, or state guaranteed institutions, with limits on amounts held with individual banks or institutions at any one time. It is also the policy of the Group to have adequate committed undrawn facilities available at all times to cover unanticipated financing requirements. The maximum exposure to credit risk is represented by the carrying amount of the financial assets in the balance sheet.

Interest rate risk

The Group’s balance sheet contains both interest bearing assets and interest bearing liabilities. At 31 December 2013, the Group had gross cash balances of €31 million (2012: €38.4 million) and gross debt of €30.6 million (2012: €29.8 million). In general, the approach employed by the Group to manage its interest rate exposure is to maintain the majority of its cash, short term bank deposits and interest bearing borrowings on floating rates. Rates are generally fixed for relatively short periods in order to match funding requirements while being able to benefit from opportunities due to movements in longer term rates.

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments  – (continued)

Accounting for derivatives and hedging activities

The fair value of derivatives is set out in the following table:

	Assets 2013 €‘000	Liabilities 2013 €’000
Forward currency contracts	193	(4,141)

	Assets 2012 €‘000	Liabilities 2012 €’000
Forward fuel contracts	—	(149)
Forward currency contracts	133	(1,943)
	133	(2,092)

The accounting treatment of derivatives depends on their designation as hedges. The Group has designated hedges of highly probable forecasted future transactions as cash flow hedges. In order to qualify for hedge accounting, the Group is required to document the relationship between the items being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must be tested for effectiveness at subsequent reporting dates.

Gains and losses on cash flow hedges that are determined to be highly effective are recognised in equity to the extent that they are effective. When the forecasted transaction occurs, the gains or losses deferred in equity are released to the income statement. Ineffective portions of the gain or loss on each hedging instrument are recognised immediately in the income statement. The cash flows with respect to the cash flow hedges are expected to occur in two years (2012: one year) following the balance sheet date and relate to hedges of produce purchases.

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur.

	2013				2012
	Total €‘000	<6 months €’000	6 – 12 months €’000	1 – 2 years €’000	Total €’000	<6 months €’000	6 – 12 months €’000	1 – 2 years €’000
Forward fuel contracts	—	—	—	—	(150)	(75)	(75)	—
Foreign currency contracts	(4,689)	(2,628)	(2,055)	(6)	(1,710)	(913)	(797)	—
	(4,689)	(2,628)	(2,055)	(6)	(1,860)	(988)	(872)	—

At the balance sheet date, these contracts represented 49% (2012: 29%) of forecasted dollar purchases for the following period and 0.5% of the period after that. The periods in which cash flows associated with derivatives that are cash flow hedges are expected to impact profit and loss are not materially different to the periods in which the cash flows actually occur, due to the short time lag between the purchase of US Dollar denominated inputs and the subsequent sale of the goods.

During 2013, a debit of €3,152,000 (2012: debit of €2,758,000) was recognised in the hedging reserve in respect of derivative instruments. Of this, a debit of €1,105,000 (2012: credit of €7,170,000) was reclassified to the income statement in respect of contracts maturing in the year (see Statement of Comprehensive Income).

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments  – (continued)

Interest risk

The interest rate profile of the Group’s interest bearing financial instruments was:

	2013 €‘000	2012 €’000
Variable rate:
Bank loans/overdrafts	(27,415)	(26,748)
Cash and cash equivalents including short term deposits	30,997	38,424
	3,582	11,676
Fixed rate:
Interest bearing other payables	(34)	(2,040)
Finance leases	(3,145)	(3,049)
	(3,179)	(5,089)

Bank overdrafts in certain wholly owned subsidiaries amounting to €5.7 million at 31 December 2013 (2012: €4.7 million) are guaranteed by Fyffes plc. Bank loans outstanding at 31 December 2013 in certain wholly owned subsidiaries guaranteed by Fyffes plc and other subsidiaries which are potential borrowers under these facilities, consist of a €15 million loan at a rate of 1.29% and a US$9 million loan at 2%. At 31 December 2013, the Group had net funds of €437,000 (2012: net funds of €8,627,000).

Cash flow sensitivity analysis for variable rate instruments

At 31 December 2013, the average interest rate being earned on the Group’s cash balances was 0.5% (2012: 1%) and the average rate paid on its debt was 2% (2012: 2%).

An increase or decrease of 50 basis points in interest rates at the reporting date would have had the following effect on profit and loss and equity. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

	Profit & Loss
	50 Point Increase €’000	50 Point Decrease €’000
Combined
31 December 2013 – Variable rate instruments	(20)	(24)
31 December 2012 – Variable rate instruments	172	88

Liquidity risk

2013	Carrying amount €’000	Contractual cash flows €’000	<6 Months €’000	6 – 12 Months €’000	+1 Year €’000
Bank loans and overdrafts	27,415	27,747	27,593	40	114
Finance leases	3,145	3,145	492	491	2,162
Trade and other payables – current	82,587	82,587	82,587	—	—
Trade and other payables – non-current	2,768	2,768	—	—	2,768
Hedging instruments (net)	3,948	4,689	2,628	2,055	6
	119,863	120,936	113,000	2,586	5,050

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments  – (continued)

Liquidity risk (continued)

2012	Carrying amount €’000	Contractual cash flows €’000	<6 Months €’000	6 – 12 Months €’000	+1 Year €’000
Bank loans and overdrafts	26,748	27,104	4,965	15,178	6,961
Finance leases	3,049	3,082	396	396	2,290
Trade and other payables – current	80,309	80,309	80,309	—	—
Trade and other payables – non-current	2,807	2,807	—	—	2,807
Hedging instruments (net)	1,959	1,860	988	872	—
	114,872	115,162	86,658	16,446	12,058

It is the policy of the Group to have adequate committed undrawn facilities available at all times to cover unanticipated financing requirements. The Group has in place an approved borrowing facility of up to €50 million (2012: €50 million), comprising a €35 million five year revolving credit facility and a €15 million one year uncommitted revolving loan, plus a US$9 million (2012: US$9 million) one year term loan, in addition to €19.8 million (2012: €19.9 million) in cash overdraft facilities.

Credit risk

The carrying amount of financial assets represents the maximum credit exposure. The following table details the aging of trade receivables and trade receivables due from joint ventures:

	2013		2012
	Gross €’000	Impairment €’000	Gross €’000	Impairment €’000
Not past due	58,697	—	56,627	—
Past due 0 – 30 days	1,288	(89)	1,673	(27)
Past due 31 – 120 days	33	(33)	139	(139)
Past due 121 – 365 days	435	(435)	153	(153)
Past due +365 days	—	—	200	(200)
Total	60,453	(557)	58,792	(519)

The following table details the aging of other receivables including loans and advances to suppliers and non-trade balances with joint ventures:

	2013		2012
	Gross €’000	Impairment €’000	Gross €’000	Impairment €’000
Not past due	19,041	(5,992)	19,624	(4,852)

Analysis of movement in impairment provisions:

	2013		2012
	Trade receivables €’000	Other receivables €’000	Trade receivables €’000	Other receivables €’000
At beginning of year	(519)	(4,852)	(963)	(2,814)
Increase	(157)	(4,109)	(27)	(4,702)
Released/utilised	104	2,807	457	2,617
Foreign exchange	15	162	14	47
At end of year	(557)	(5,992)	(519)	(4,852)

Fyffes plc

Notes to Consolidated Financial Statements

28. Derivatives and other financial instruments  – (continued)

Currency risk

The following table details the Group’s exposure to foreign currency risk at the balance sheet date.

	2013			2012
	Euro €’000	Sterling €’000	US Dollar €’000	Euro €’000	Sterling €’000	US Dollar €’000
Trade receivables	—	362	7,851	—	174	4,166
Other receivables	—	1	11,305	—	9	8,304
Cash and cash equivalents	—	1,099	5,365	—	160	131
Interest bearing loans	—	—	(6,533)	—	—	(6,807)
Trade payables	—	(19)	(18,997)	—	(4)	(17,753)
Other payables	—	(24)	(87)	—	(17)	(252)
Hedging instruments	—	(2,811)	(1,195)	—	(496)	(1,463)
	—	(1,392)	(2,291)	—	(174)	(13,674)

Sensitivity analysis

A 5% strengthening or weakening of the euro against the US Dollar and Sterling, based on outstanding assets and liabilities at year end, would have increased/(decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	5% Strengthening		5% Weakening
	Equity €’000	Profit & Loss €’000	Equity €’000	Profit & Loss €’000
31 December 2013
US Dollar	(17,635)	(652)	12,860	720
Sterling	(858)	(858)	949	949
31 December 2012
US Dollar	(5,888)	(60)	6,519	65
Sterling	(1,060)	(1,060)	1,172	1,172

29. Accounting estimates and judgements and comparative figures

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expenses.

Management discussed with the audit committee the development, selection and disclosure of the Group’s critical accounting policies and estimates and the application of these policies and estimates.

Particular areas which are subject to accounting estimates and judgements in these financial statements are areas such as impairment testing, post employment benefits including discount rates, fair values of properties, fair values of biological assets, carrying value of investments, impairment provisions and in relation to judgemental provisions and accruals.

Impairment testing of assets, particularly of goodwill and intangibles, involves estimating the future cash flows for a cash generating unit and an appropriate discount rate to determine a recoverable value. The estimation of employee benefit costs requires the use of actuaries and the determination of appropriate assumptions such as discount rates and expected future rates of return as set out in note 25.

Comparative amounts have been regrouped, where necessary, on the same basis as in the current year.

Fyffes plc

Notes to Consolidated Financial Statements

30. Subsequent events

On 10 March 2014, Fyffes announced a recommended all share offer by Chiquita Brands International, Inc. (“Chiquita”), pursuant to which Fyffes and Chiquita will combine to form ChiquitaFyffes plc. A copy of this announcement is being posted to shareholders. The merger is subject to approval by Fyffes and Chiquita shareholders and the High Court of Ireland. It is also subject to certain regulatory approvals as set out in the announcement. There were no other material events subsequent to the year end and up to 29 April 2014, the date of approval of the Financial Statements by the Board.

31. Significant subsidiaries, joint ventures and associate

The principal areas of operation are the countries of incorporation.

Subsidiaries	Principal activity	Group share%
Incorporated in Ireland
Banana Importers of Ireland Limited*	Tropical produce distributor	87.2
Fyffes International Holdings Limited*	Investment holding company	100
Fyffes International	Tropical produce procurement	100
Fyffes Fruit Procurement Limited	Tropical produce procurement	76
Fyffes Tropical Ireland Limited	Tropical produce distributor	100
Fyffes Atlantic Shipping Limited	Distribution	100
Fyffes Bananas (Swords) Limited	Tropical produce distributor	100

The registered office of all the above is 29 North Anne Street, Dublin 7, Ireland.

Incorporated in the United Kingdom
FII Holdings Limited*	Investment holding company	100
Fyffes Group Limited	Tropical produce distributor	100

The registered office of all of the above is Houndmills Industrial Estate, Houndmills Road, Basingstoke, Hampshire RG21 6XL, United Kingdom.

Incorporated in The Netherlands
Fyffes BV (formerly Velleman & Tas International)	Tropical produce distributor	100
Fyffes Holdings BV	Investment holding company	100

The registered office of all of the above is Marconistraat 19, 3029 AE Rotterdam, The Netherlands.

Incorporated in Germany
Fyffes GmbH*	Investment holding company	100
J A Kahl & Co	Investment holding company	100

The registered office of all of the above is Bauernbrauweg 1, 81369, Munich, Germany.

Incorporated in the United States of America
Fyffes Inc	Investment holding company	100
Fyffes Tropical Produce LLC (formerly Cobalt LLC)	Tropical produce distributor	100
Sol Group Marketing Company Inc	Tropical produce distributor	100

The registered office of Fyffes Inc and Fyffes Tropical Produce LLC is 550 Biltmore Way, Suite 730, Coral Gables, Florida, 33134, USA. The registered office of Sol Group Marketing Company Inc is 1751 SW 8th Street, Pompano Beach, Florida, 33069, USA.

Fyffes plc

Notes to Consolidated Financial Statements

31. Significant subsidiaries, joint ventures and associate  – (continued)

Subsidiaries	Principal activity	Group share%
Incorporated in Jersey
Fyffes Windward Holdings Limited*	Investment holding company	100
Fyffes Caribbean Limited	Investment holding company	100

The registered office of all of the above is Barette Commercial Centre, Route du Mont Mado, St John, Jersey.

Incorporated in Costa Rica
Ananas Export Company SA	Pineapple production	100

The registered office is San Rafael de Rio Cuarto Grecia, Alajuela, Costa Rica.

Associate	Principal activity	Group share%
Incorporated in Ireland
Balmoral International Land Holdings plc	Property holding company	40

The registered office is 1 Stokes Place, St Stephen’s Green, Dublin 2, Ireland.

Joint Ventures	Principal activity	Group share%
Incorporated in the United Kingdom
Windward Isles Banana Company (UK) Limited	Investment holding company	50

The registered office is Little Park Farm Road, Segensworth, Fareham, Hampshire, PO15 5TD, United Kingdom.

Incorporated in Germany
Internationale Fruchtimport Gesellschaft Weichert GmbH & Co KG	Tropical produce distributor	80(i)

The registered office is Bankstrasse 28, 20097, Hamburg, Germany.

Fruchtimport vanWylick GmbH	Fresh produce distributor	33.3%

The registered office is Rather Strasse 25, 40476 Dusseldorf, Germany.

Incorporated in the United States of America
Turbana Corporation	Tropical produce distributor	50

The registered office is 550 Biltmore Way, Suite 730, Coral Gables, FL 33134, USA.

A full list of subsidiaries, joint ventures and associate is included with the Company’s Annual Return filed with the Companies Registration Office, Dublin, Ireland.

*	Subsidiaries owned directly by Fyffes plc.
(i)	While the Group has a participating interest in excess of 50% in this entity, it shares control with other partners.

Fyffes plc

Condensed Group Income Statements (unaudited)
for the three months ended March 31, 2014 and 2013

	Three months ended March 31, 2014 €’000	Three months ended March 31, 2013 €’000
Continuing Operations
Group revenue	256,675	243,446
Cost of sales	(226,611)	(215,892)
Gross profit	30,064	27,554
Distribution expenses	(5,840)	(5,734)
Administrative expenses	(8,761)	(8,602)
Other operating income	199	185
Share of profit of joint ventures (after tax, before amortisation)	191	401
Intangible amortisation	—	(482)
Exceptional items (Note 11)	(6,185)	—
Operating profit	9,668	13,322
Net financial expense – Group	(150)	(535)
Profit before tax	9,518	12,787
Income tax expense	(1,943)	(1,512)
Profit for the period	7,575	11,275
Attributable as follows:
Equity shareholders	7,550	11,181
Non-controlling interests	25	94
	7,575	11,275
Earnings per share
Basic	2.54	3.76
Diluted	2.49	3.73

See notes to condensed consolidated financial statements.

Fyffes plc

Condensed Group Statements of Comprehensive Income (unaudited)
for the three months ended March 31, 2014 and 2013

	Three months ended March 31, 2014 €’000	Three months ended March 31, 2013 €’000
Profit for the period	7,575	11,275
Other comprehensive income
Items that are or may subsequently be reclassified to profit or loss
Translation of net equity investments	329	1,758
Effective portion of cashflow hedges	308	6,071
Deferred tax on effective portion of cashflow hedges	(39)	(759)
Items that will never be reclassified to profit or loss
Actuarial loss recognised on defined benefit pension schemes	(3,819)	(1,304)
Deferred tax movements related to pension schemes	412	65
Other comprehensive income (net of tax)	(2,809)	5,831
Total comprehensive income	4,766	17,106
Attributable as follows:
Equity shareholders	4,741	17,012
Non-controlling interests	25	94
Total comprehensive income	4,766	17,106

See notes to condensed consolidated financial statements.

Fyffes plc

Condensed Group Statements of Movement in Equity (unaudited)
for the three months ended March 31, 2014 and 2013

Three months ended March 31, 2014	Share capital €’000	Share premium €’000	Other reserves (Note 8) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000
Balance at beginning of period	19,544	99,105	44,293	(15,375)	147,567	1,339	148,906
Total comprehensive income	—	—	598	4,143	4,741	25	4,766
Share options which did not vest credited to income statement	—	—	(985)	—	(985)	—	(985)
Share based payments	—	—	35	—	35	—	35
Total at end of period	19,544	99,105	43,941	(11,232)	151,358	1,364	152,722

Three months ended March 31, 2013	Share capital €’000	Share premium €’000	Other reserves (Note 8) €’000	Retained earnings €’000	Shareholders’ funds €’000	Non- controlling interests €’000	Total equity €’000
Balance at beginning of period	19,528	98,999	51,466	(34,330)	135,663	815	136,478
Total comprehensive income	—	—	7,070	9,942	17,012	94	17,106
Share options exercised	9	59	—	—	68	—	68
Share based payments	—	—	36	—	36	—	36
Total at end of period	19,537	99,058	58,572	(24,388)	152,779	909	153,688

See notes to condensed consolidated financial statements.

Fyffes plc

Condensed Group Balance Sheets
as at March 31, 2014 (unaudited) and December 31, 2013

	(Unaudited) March 31, 2014 €’000	(Audited) Dec 31, 2013 €’000
Non-current assets
Property, plant and equipment	81,943	78,037
Goodwill and intangible assets	20,976	20,921
Other receivables	5,797	6,073
Investment in joint ventures	39,273	38,854
Investment in associate – Balmoral	50	50
Equity investments	15	15
Biological assets	—	—
Deferred tax assets	9,671	9,248
Total non-current assets	157,725	153,198
Current assets
Inventories	42,980	42,648
Biological assets	7,333	16,030
Trade and other receivables	110,692	73,614
Hedging instruments	465	193
Corporation tax recoverable	403	486
Cash and cash equivalents	13,768	30,997
Total current assets	175,641	163,968
Total assets	333,366	317,166
Equity
Called-up share capital	19,544	19,544
Share premium	99,105	99,105
Other reserves	43,941	44,293
Retained earnings	(11,232)	(15,375)
Total shareholders’ equity	151,358	147,567
Non-controlling interests	1,364	1,339
Total equity and non-controlling interests	152,722	148,906
Non-current liabilities
Interest bearing loans and borrowings	2,423	2,276
Post employment benefits	31,001	28,150
Other payables	2,827	2,768
Provisions	1,925	2,083
Corporation tax payable	10,305	10,305
Deferred tax liabilities	3,246	3,246
Total non-current liabilities	51,727	48,828
Current liabilities
Interest bearing loans and borrowings	32,406	28,284
Trade and other payables	86,718	82,587
Provisions	3,430	3,493
Corporation tax payable	2,287	927
Hedging instruments	4,076	4,141
Total current liabilities	128,917	119,432
Total liabilities	180,644	168,260
Total liabilities and equity	333,366	317,166

See notes to condensed consolidated financial statements.

Fyffes plc

Condensed Group Cash Flow Statements (unaudited)
for the three months ended March 31, 2014 and 2013

	Three months ended March 31, 2014 €’000	Three months ended March 31, 2013 €’000
Operating activities
Profit for the period	7,575	11,275
Accrued costs related to proposed combination with Chiquita	6,185	—
Income tax expense	1,943	1,512
Tax paid	(495)	—
Depreciation of property, plant and equipment	1,775	1,974
Payments in connection with the Merchant Navy Officers Pension Fund (MNOPF)	(306)	(468)
Contributions to defined benefit pension schemes less charge in Income Statement	(1,213)	(978)
Net interest paid less net interest expense in Income Statement	38	188
Amortisation of intangible assets	—	482
Share of profits of joint ventures (after tax, before amortisation)	(191)	(401)
Movement in working capital incl fair value of biological assets	(30,332)	(30,089)
Equity settled compensation	(950)	36
Other	(76)	(14)
Net cash (outflow) from operating activities	(16,047)	(16,483)

	€’000	€’000
Investing activities
Investment in joint ventures	(218)	—
Deferred consideration payments	—	(7,868)
Acquisition of property, plant and equipment	(4,752)	(12,756)
Proceeds on disposal of property, plant and equipment	115	—
Net cash (outflow) from investing activities	(4,855)	(20,624)

	€’000	€’000
Financing activities
Proceeds from issue of shares (including share premium)	—	68
Net movement in borrowings	(22)	13,013
Capital element of lease payments	(416)	(226)
Net cash (outflow)/inflow from financing activities	(438)	12,855
Net (decrease) in cash and cash equivalents	(21,340)	(24,252)
Cash and cash equivalents, including bank overdrafts at beginning of period	25,300	33,732
Effect of foreign exchange movements on cash and cash equivalents	114	(495)
Cash and cash equivalents, including bank overdrafts at end of period	4,074	8,985

See notes to condensed consolidated financial statements.

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

1. Basis of preparation

The condensed consolidated interim financial statements (“interim financial statements”) of Fyffes plc, its subsidiaries and joint ventures (“the Group”) for the three months ended March 31, 2014 are unaudited. The interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for a complete set of IFRS financial statements.

The financial information contained in these interim financial statements has been prepared in accordance with the accounting policies set out in the audited consolidated financial statements for the year ended December 31, 2013 which are included elsewhere in this proxy statement/prospectus. Those audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The audit report on those consolidated financial statements was unqualified.

Newly effective accounting standards adopted in the period

The following new standards were adopted by the Group for the first time in financial reporting period:

•	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32)
•	Recoverable Amount Disclosures, IAS 36
•	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting
•	IFRIC 21 Levies

The application of the above new standards had no impact on the interim financial statements.

Forthcoming requirements

The following new standards were not yet effective at March 31, 2014, but will be applied where relevant from their effective dates:

•	Defined benefit plans: Employee Contributions (Amendments to IAS 19)
•	Annual improvements to IFRSs 2010 – 2012 Cycle
•	Annual improvements to IFRSs 2011 – 2013 Cycle
•	Amendments to IFRS 11: Accounting for acquisitions of interests in Joint Operations
•	IFRS 14: Regulatory Deferral Accounts
•	Amendments to IAS 36 and IAS 38: Clarification of acceptable methods of depreciation and amortisation
•	IFRS 9 Financial Instruments (2009, and subsequent amendments in 2010 and 2013)

Fyffes has not adopted these standards early; instead we will apply them from their effective dates as determined by the IASB. Fyffes is still reviewing the impact of the upcoming standards to determine their impact.

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

1. Basis of preparation  – (continued)

Seasonality of operations

Given the seasonality of the tropical produce sector, the Group’s profits are typically significantly weighted towards the first half of the year. In addition, the Group’s biological asset valuation peaks at its year end date due to the seasonality in the melon category in particular.

The financial information is presented in euro, rounded to the nearest thousand.

	March 31, 2014	March 31, 2013	Dec 31, 2013
Average (euro 1 =)
US Dollar	1.3696	1.3224	N/A
Pound Sterling	0.8281	0.8489	N/A
Closing (euro 1 =)
US Dollar	1.3753	N/A	1.3777
Pound Sterling	0.8266	N/A	0.8353

The condensed consolidated interim financial statements were authorised by the Board on June 12, 2014.

2. Use of judgements and estimates

In preparing these interim financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

3. Segmental analysis

Segment information is presented below in accordance with IFRS 8 Operating Segments. IFRS 8 requires segment information to be presented in the format reviewed by the Chief Operating Decision Maker (“CODM”) of the Group. In Fyffes, this function is carried out by the executive director team comprising the Executive Chairman, the Chief Operating Officer and the Finance Director.

Fyffes is currently organised into two separate operating divisions — its Tropical Produce activities and its Property activities, which comprises its 40% investment in Balmoral International Land Holdings plc (“Balmoral”).

Fyffes Tropical Produce division is a fully integrated distributor of tropical fresh produce, comprising three product categories — bananas, pineapples and melons, with bananas being by far the largest category both in terms of revenues and profits. The primary activities of this division include the production, procurement, shipping, ripening, distribution and marketing of these products. They are produced in broadly the same geographic areas in Central and South America and distributed to the Group’s customers in Europe and the US. Fyffes directly farms some of the produce it distributes, particularly in the pineapple and melon categories. The procurement, shipping, distribution and marketing activities for the banana and pineapple categories are managed centrally on a combined basis. As a result, the Group’s Tropical Produce activities are regarded as a single reporting segment for the purposes of IFRS 8.

The CODM reviews the performance of the Tropical Produce division based on Adjusted EBITA, which is believed to be the most appropriate measure of underlying performance.

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

3. Segmental analysis  – (continued)

Following a number of years of significant losses due to the difficulties in the international property sector, Fyffes wrote down its investment in Balmoral to a nominal value of €50,000 in 2011. Balmoral reported its 2012 results during 2013 and the Group’s share of its net equity value of €430,000 remained in excess of Fyffes carrying value. Consequently, Fyffes has recognised no share of profit or loss in relation to its investment in Balmoral in respect of 2012. Balmoral has not yet reported its 2013 results and Fyffes carrying value of its investment in Balmoral will be reassessed when these results are published.

The only inter-segment transactions between the Group’s Tropical Produce division and Balmoral arise because Fyffes rents a number of its distribution centres in the UK and Ireland from Balmoral. Fyffes in turn sublets space in its corporate head office to Balmoral.

In the analysis below, reconciling items included in Adjusted EBITA represent central costs not allocated to the operating divisions, including the cost of the Board of directors, together with legal and other costs connected with the corporate head office of the Group.

Income statement disclosures	Three months ended March 31, 2014 €’000	Three months ended March 31, 2013 €’000
Group revenue
Tropical Produce	256,675	243,446
Balmoral	—	—
Total	256,675	243,446
Adjusted EBITA
Tropical Produce	16,684	14,839
Balmoral	—	—
Reconciling items	(657)	(893)
Total Adjusted EBITA	16,027	13,946
Share of joint ventures’ net interest charge	(60)	(52)
Intangible amortisation	—	(482)
Share of joint ventures’ tax charge	(114)	(90)
Exceptional items	(6,185)	—
Operating profit	9,668	13,322
Net interest charge	(150)	(535)
Profit before tax	9,518	12,787
Income tax expense	(1,943)	(1,512)
Profit for the financial period	7,575	11,275
Geographical analysis
Group revenue
Ireland	44,761	45,588
UK	89,952	78,296
Eurozone	47,131	47,038
Other	74,831	72,524
Total	256,675	243,446

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

3. Segmental analysis  – (continued)

Balance sheet disclosures	March 31, 2014 Tropical Produce €’000	March 31, 2014 Balmoral €’000	March 31, 2014 Total €’000	Dec 31, 2013 Tropical Produce €’000	Dec 31, 2013 Balmoral €’000	Dec 31, 2013 Total €’000
Segment assets	294,043	—	294,043	278,262	—	278,262
Investment in joint ventures and associate	39,273	50	39,323	38,854	50	38,904
	333,316	50	333,366	317,116	50	317,166
Segment liabilities	180,644	—	180,644	168,260	—	168,260

4. Taxation

	Three months ended March 31, 2014 €’000	Three months ended March 31, 2013 €’000
Tax charge per Income Statement	1,943	1,512
Group share of tax charge of its joint ventures netted in profit before tax	114	90
Total tax charge	2,057	1,602

Including the Group’s share of the tax charge of its joint ventures of €141,000 (three months ended March 31, 2013: €90,000), which is netted in operating profit in accordance with IFRS, the total tax charge for the period amounted to €2,057,000 (three months ended March 31, 2013: €1,602,000).

5. Earnings per share

	Three months ended March 31, 2014 €’000	Three months ended March 31, 2013 €’000
Profit attributable to equity shareholders	7,550	11,181

	No. of shares ‘000	No. of shares ‘000
Weighted average number of ordinary shares outstanding	325,735	325,466
Deduct: weighted average own shares held	(28,075)	(28,075)
Weighted average number of shares for calculation of basic earnings per share	297,660	297,391
Weighted average number of options with dilutive effect	5,158	2,498
Weighted average number of shares for calculation of diluted earnings per share	302,818	299,889

	€ Cent	€ Cent
Basic earnings per share	2.54	3.76
Diluted earnings per share	2.49	3.73

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

6. Employee benefits

Post-employment benefits

	Three months ended March 31, 2014 €’000	Year ended Dec 31, 2013 €’000
Deficit at beginning of period	(28,150)	(29,564)
Current service cost less finance income recognised in Income Statement	(835)	(3,207)
Actuarial (loss)/gain recognised in Statement of Comprehensive Income	(3,819)	870
Employer contributions to schemes	2,048	3,223
Exchange movement	(245)	528
Deficit at end of period	(31,001)	(28,150)
Related deferred tax asset	5,829	5,368
Net deficit after deferred tax	(25,172)	(22,782)

This table summarises the movements in the net deficit on the Group’s various defined benefit pension schemes in Ireland, the UK and Continental Europe. The current service cost is charged in the Income Statement, net of finance income on scheme assets. The actuarial gain or loss is recognised in the Statement of Comprehensive Income, in accordance with the amendment to IAS 19, Actuarial Gains and Losses, Group Plans and Disclosures. The measurement of the Group’s pension obligations is based on a number of assumptions which are determined in consultation with independent actuaries. One key assumption is the appropriate interest rate to use in discounting the estimated future cash flows of the schemes. At March 31, 2014, the Group used a rate of 3.60% (December 31, 2013: 4.0%) in respect of its euro denominated schemes and 4.4% (December 31, 2013: 4.5%) in respect of its UK scheme.

Share based payments

In the three months ended March 31, 2014, Fyffes recognised a credit to the income statement of €985,000 in relation to share options which were reassessed during the period and trued up due to a non-market performance condition (an Earnings per Share target) no longer being expected to be met.

7. Notes supporting cash flow statement

Analysis of movement in net funds/(debt) in the period

	Opening Jan 1, 2014 €’000	Cash flow €’000	Non-cash movement €’000	Translation €’000	Closing March 31, 2014 €’000
Bank balances	23,429	(9,775)	—	114	13,768
Call deposits	7,568	(7,568)	—	—	—
Cash & cash equivalents per balance sheet	30,997	(17,343)	—	114	13,768
Bank overdrafts	(5,697)	(3,997)	—	—	(9,694)
Cash & cash equivalents per cash flow statement	25,300	(21,340)	—	114	4,074
Bank loans – current	(21,604)	23	—	(10)	(21,591)
Bank loans – non current	(114)	—	—	1	(113)
Finance leases	(3,145)	415	(708)	9	(3,429)
Total net funds/(debt)	437	(20,902)	(708)	114	(21,059)

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

8. Reconciliation of other reserves

	Capital reserves €’000	Share options reserve €’000	Currency translation reserve €’000	Revaluation reserve €’000	Treasury shares reserve €’000	Hedging reserve €’000	Total other reserves €’000
Three months ended March 31, 2014
Balance at beginning of period	74,107	2,626	(13,840)	2,275	(17,369)	(3,506)	44,293
Total comprehensive income	—	—	329	—	—	269	598
Share options which did not vest credited to Income Statement	—	(985)	—	—	—	—	(985)
Share based payments	—	35	—	—	—	—	35
Total at end of period	74,107	1,676	(13,511)	2,275	(17,369)	(3,237)	43,941
Three months ended March 31, 2013
Balance at beginning of period	74,107	2,483	(8,332)	2,291	(17,369)	(1,714)	51,466
Total comprehensive income	—	—	1,758	—	—	5,312	7,070
Share based payments	—	36	—	—	—	—	36
Total at end of period	74,107	2,519	(6,574)	2,291	(17,369)	3,598	58,572

9. Financial instruments

The fair values of financial assets and financial liabilities, together with the carrying amounts in the Condensed Group Balance Sheet at March 31, 2014 and December 31, 2013, are as follows:

	March 31, 2014 Carrying value €’000	March 31, 2014 Fair value €’000	Dec 31, 2013 Carrying value €’000	Dec 31, 2013 Fair value €’000
Assets
Equity investments	15	15	15	15
Trade and other receivables	110,569	110,569	72,945	72,945
Cash and cash equivalents	13,768	13,768	30,997	30,997
Hedging instruments	465	465	—	—
Total assets	124,817	124,817	103,957	103,957
Liabilities
Trade and other payables	(89,545)	(89,545)	(85,355)	(85,355)
Interest bearing loans and borrowings (excluding overdrafts)	(30,832)	(30,832)	(24,863)	(24,863)
Deferred contingent consideration	(2,954)	(2,954)	(2,942)	(2,942)
Hedging instruments	(4,076)	(4,076)	(3,948)	(3,948)
Total liabilities	(127,407)	(127,407)	(122,805)	(122,805)

Fair value hierarchy

In accordance with IFRS 7 Financial Instruments: Disclosures, the Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique. There are no financial assets or liabilities valued in accordance with the Level 1 hierarchy (quoted market prices) other than equity investments with a carrying value of €15,000. Most of the Group’s financial assets and liabilities are valued under Level 2 being directly observable market inputs, other than quoted prices for similar instruments. The Group’s deferred contingent consideration is categorised under Level 3, in accordance with the terms of the relevant acquisition contracts, as there is no other observable market data.

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

9. Financial instruments  – (continued)

Estimation of fair values

Set out below are the major methods and assumptions used in estimating the fair values of the financial assets and liabilities disclosed above.

Equity investments

When market values are available, fair values are determined by reference to the bid market price for such investments without any deduction for transaction costs. When market values are not available, the fair values have been determined based on expected future cash flows at current interest rates and exchange rates.

Short term bank deposits and cash and cash equivalents

For short term bank deposits and cash and cash equivalents, with a remaining maturity of less than six months, the nominal amount is deemed to reflect fair value.

Trade and other receivables/payables

For receivables and payables with a remaining life of less than six months or demand balances, the nominal amount is deemed to reflect fair value. All other receivables and payables are discounted to determine the fair value.

Derivatives (currency options and forward currency or fuel contracts)

Currency options are marked to market using quotes from financial institutions. Forward currency or fuel contracts are either marked to market using market prices or by discounting the contractual forward price and deducting the current spot rate.

Interest bearing loans and borrowings

For interest bearing loans and borrowings with a contractual repricing date of less than one year, the nominal amount is deemed to reflect fair value. For loans with a repricing date of greater than one year, the fair value is calculated based on the expected future principal and interest cash flows.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Description	Valuation technique	Significant unobservable inputs
Deferred contingent consideration	Discounted cash flows	Forecast profit after tax Risk-adjusted discount rate (December 31, 2013: 3.53%)
Hedging instruments	Market comparison technique: the fair values are based on broker quotes	Not applicable

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

9. Financial instruments  – (continued)

Fair value of financial instruments carried at fair value

The following table sets out the fair value of all financial instruments whose carrying value is at fair value at March 31, 2014 and December 31, 2013:

March 31, 3014	Total €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000
Assets measured at fair value
Designated as hedging instruments
Foreign exchange contracts	465	—	465	—
Liabilities at fair value
At fair value through profit or loss
Deferred contingent consideration	(2,954)	—	—	(2,954)
Designated as hedging instruments
Foreign exchange contracts	(4,076)	—	(4,076)	—

December 31, 2013	Total €’000	Level 1 €’000	Level 2 €’000	Level 3 €’000
Liabilities at fair value
At fair value through profit or loss
Deferred contingent consideration	(2,942)	—	—	(2,942)
Designated as hedging instruments
Foreign exchange contracts	(3,948)	—	(3,948)	—

All derivatives entered into by the Group are included in Level 2 and consist of foreign currency forward contracts.

Deferred contingent consideration is included in Level 3. Details of movements in the period are set out below. The contingent element is measured on a series of trading performance targets, and is adjusted by the application of a range of outcomes and associated probabilities.

Additional disclosures for Level 3 fair value measurements

March 31, 2014 €’000
Deferred contingent consideration
At January 1, 2014	2,942
Discounting charge	7
Foreign exchange movements	5
At March 31, 2014	2,954

Transfers between levels

There were no transfers between levels 1, 2 or 3 during the three month period ended March 31, 2014.

10. Related parties

There were no material related party transactions in the three months ended March 31, 2014 or March 31, 2013 other than transactions in the normal course of business with the Group’s joints ventures and associate.

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

11. Combination of Chiquita and Fyffes

As previously announced on March 10, 2014, Chiquita Brands International, Inc. (“Chiquita”) and Fyffes have entered into a definitive agreement under which Chiquita and Fyffes will combine, subject to the terms and conditions of that agreement, in a stock-for-stock transaction that is expected to result in Chiquita shareholders owning approximately 50.7% of ChiquitaFyffes Limited (“ChiquitaFyffes”), and Fyffes shareholders owning approximately 49.3% of ChiquitaFyffes, on a fully diluted basis. Chiquita and Fyffes plan to complete the combination before the end of 2014.

Consummation of the combination is subject to the fulfilment of specified conditions. Those conditions were originally set out in Appendix III to the announcement on March 10, 2014 pursuant to Rule 2.5 of the Irish Takeover Rules (the “Rule 2.5 Announcement”) relating to the proposed combination. The conditions set out in paragraph 3 of Part A of Appendix III to the Rule 2.5 Announcement reflected the parties’ belief, based upon an analysis of the data available to the parties at that time, that the combination would not meet the mandatory notification thresholds under the EC Merger Regulation and, as a result, the European Commission would have jurisdiction to examine the combination only if: (i) the EU Member States with jurisdiction to review the transaction did not object; or (ii) the European Commission accepted a request from one or more EU Member States to review all or part of the transaction.

As previously announced on April 29, 2014, subsequently, following an examination of additional data, including data made available by third parties, Chiquita and Fyffes have concluded that the combination satisfies the mandatory notification thresholds under the EC Merger Regulation. As a consequence, the conditions to completion of the combination that relate to obtaining approval under the EC Merger Regulation have been restated to reflect the mandatory jurisdiction of the European Commission. The substance of those conditions remains otherwise unchanged. The restated conditions were set out in Appendix I of the announcement on April 29, 2014.

In addition, at the request of Chiquita and Fyffes, the Irish Takeover Panel has decided to grant a derogation from the application of Rule 12(b)(i) of the Irish Takeover Rules to the proposed combination. The effect of Rule 12(b)(i), which applies to transactions regulated by the Panel that are within the European Commission’s jurisdiction under the EC Merger Regulation, would have been that the scheme of arrangement portion of the combination would have lapsed according to the Irish Takeover Rules and the combination been temporarily suspended if, before the Fyffes shareholders approved the combination, the European Commission initiated a Phase II investigation in respect of the combination or referred the combination for review by a competent authority of an EU Member State. As a result of the derogation, the parties are now in a position to make a notification under the EC Merger Regulation earlier than would have been the case absent the derogation.

Also on April 29, 2014, ChiquitaFyffes Limited filed with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) in connection with the proposed combination of Chiquita and Fyffes. This registration statement included a preliminary proxy statement of Chiquita and a draft of the Irish scheme circular of Fyffes.

As previously announced on June 3, 2014, the waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the combination transaction, expired on Monday, June 2, 2014. Expiration of the waiting period satisfies a condition to the closing of the transaction. The transaction remains subject to other customary closing conditions, including, among others, certain additional regulatory clearances and approval by the shareholders of both Chiquita and Fyffes.

Fyffes plc

Notes to Condensed Consolidated Interim Financial Statements

11. Combination of Chiquita and Fyffes  – (continued)

Fyffes has recognised in its income statement for the three month period ended March 31, 2014, estimated costs of €6.2 million incurred up to that date on professional and advisors’ fees and related costs in connection with the proposed combination with Chiquita. Each of the Rule 2.5 Announcement and the Form S-4 sets out a summary of the Expenses Reimbursement Agreement entered into by Chiquita and Fyffes under which the parties have agreed to pay certain costs incurred by the other party in connection with the proposed combination, limited to a maximum of 1% of their respective market capitalisations, in certain circumstances, including a termination of the proposed combination. The full text of the Expenses Reimbursement Agreement is set forth in Annex C to the Form S-4.

Annex A

Execution Version

DATED MARCH 10, 2014

FYFFES PLC
CHIQUITA BRANDS INTERNATIONAL, INC.,
TWOMBLY ONE LIMITED,
CBII HOLDING CORPORATION,
AND
CHICAGO MERGER SUB, INC.

TRANSACTION AGREEMENT

EXHIBITS

Exhibit 4.2(a)(1)	Form of Consent
Exhibit 4.2(a)(2)	Form of Rule Change
Exhibit 7.6(c)	Senior Executives of Combined Company
Exhibit 8.1(c)(iv)	Form of IrHoldco Memorandum and Articles of Association

THIS AGREEMENT is made on MARCH 10, 2014

AMONG:

CHIQUITA BRANDS INTERNATIONAL, INC.
a company incorporated in New Jersey
(hereinafter called “Chiquita”),

TWOMBLY ONE LIMITED
a company incorporated in Ireland
with registered number 540116
having its registered office
at Riverside One
Sir John Rogerson’s Quay
Dublin 2, Ireland
(hereinafter called “IrHoldco”),

CBII HOLDING CORPORATION
a company incorporated in Delaware
(hereinafter called “Delaware Sub”),

CHICAGO MERGER SUB, INC.
a company incorporated in New Jersey
(hereinafter called “MergerSub”)

-and-

FYFFES PLC
a company incorporated in Ireland
with registered number 73342
having its registered office
at 29 North Anne Street
Dublin 7, Ireland
(hereinafter called “Fyffes”)

RECITALS:

1.	Chiquita has agreed to combine with Fyffes on the terms set out in the Rule 2.5 Announcement (as defined below).
2.	This Agreement (this “Agreement”) sets out certain matters relating to the conduct of the Combination (as defined below) and the Merger (as defined below) that have been agreed by the Parties.
3.	The Parties intend that the Combination will be implemented by way of the Scheme, although this may, subject to the consent of the Panel (where required) be switched to the Takeover Offer in accordance with the terms set out in this Agreement.
4.	The Combination is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code (as defined below), with each of IrHoldco and Fyffes as a party to such reorganization.

THE PARTIES AGREE as follows:

1.  INTERPRETATION

1.1  Definitions

In this Agreement the following words and expressions shall have the meanings set opposite them:

“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Irish Takeover Panel Act 1997;

“Action”, any lawsuit, claim, complaint, action or proceeding before any Relevant Authority;

“Affiliate”, in relation to any person, another person that, directly or indirectly, controls, is controlled by, or is under common control with, such first person (as used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise);

“Agreed Form”, in relation to any document, the form of that document which has been initialed for the purpose of identification by or on behalf of each of the Parties;

“AIM”, the Alternative Investment Market operated by the London Stock Exchange plc;

“AIM Rules”, the AIM Rules for Companies published by the London Stock Exchange plc as in force from time to time;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Antitrust Laws”, shall have the meaning given to that term in Clause 7.2(d);

“Antitrust Order”, shall have the meaning given to that term in Clause 7.2(d);

“Applicable Withholding Amount”, such amounts as are required to be withheld or deducted under any provision of Tax Law with respect to the modification, vesting and/or exercise of a Fyffes Option, the vesting of any Fyffes Share Award or the payment of any Fractional Entitlements, as applicable;

“Bribery Act” means the United Kingdom Bribery Act 2010;

“Bribery Legislation” means all and any of the following: the United States Foreign Corrupt Practices Act of 1977; the Prevention of Corruption Acts 1889 to 2010 of Ireland; the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation; the relevant common law or legislation in England and Wales relating to bribery and/or corruption, including, the Public Bodies

Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which Fyffes operates;

“Burdensome Condition”, shall have the meaning given to that term in Clause 7.2(h);

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Capitalisation Date”, shall have the meaning given to that term in Clause 6.1(b)(i);

“CDI”, a UK CREST depositary interest representing an entitlement to a share;

“Certificate of Merger”, shall have the meaning given to that term in Clause 8.2(b);

“Certificated Holder(s)”, a Fyffes Shareholder (other than those with a registered address in the United States or in any other CSN Restricted Jurisdiction) who holds his Fyffes Shares in certificated form;

“Chiquita”, shall have the meaning given to that term in the Preamble;

“Chiquita ABL Agreement”, that certain Credit Agreement, dated as February 5, 2013 (as amended, restated, supplemented, or otherwise modified from time to time) by and among Chiquita, certain subsidiaries of Chiquita party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent;

“Chiquita Alternative Proposal”, shall have the meaning given to that term in Clause 5.4(g);

“Chiquita Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, equity compensation, employment, severance, change of control, fringe benefit or similar plan, program or agreement that is or has been sponsored, maintained or contributed to by any member of the Chiquita Group or any of their ERISA Affiliates or to which any member of the Chiquita Group is a party for the benefit of any current or former employee or director of any member of the Chiquita Group;

“Chiquita Board”, the board of directors of Chiquita;

“Chiquita Book Entry Shares”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Chiquita Bylaws”, shall have the meaning given to that term in Clause 6.2(a);

“Chiquita Certificate of Incorporation”, shall have the meaning given to that term in Clause 6.2(a);

“Chiquita Certificates”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Chiquita Change of Recommendation”, shall have the meaning given to that term in Clause 5.4;

“Chiquita Convertible Notes”, shall have the meaning given to that term in Clause 6.2(b)(iii);

“Chiquita Convertible Notes Indenture”, that certain Indenture, dated as of February 1, 2008, between Chiquita and Wells Fargo Bank, National Association (as successor by merger to LaSalle Bank National Association), as trustee (the “Trustee”), as supplemented by that certain First Supplemental Indenture, dated as of February 12, 2008, between Chiquita and the Trustee;

“Chiquita Directors”, the members of the board of directors of Chiquita;

“Chiquita Disclosure Schedule”, shall have the meaning given to that term in Clause 6.2;

“Chiquita Distributable Reserves Resolution”, shall have the meaning given to that term in Clause 7.10(a);

“Chiquita Exchange Fund”, shall have the meaning given to that term in Clause 8.2(g)(i);

“Chiquita Financing Information”, shall have the meaning given to that term in Clause 3.4(c)(i);

“Chiquita Group”, Chiquita and all of its Subsidiaries;

“Chiquita Indemnified Parties” (and “Chiquita Indemnified Party”), shall have the meaning given to that term in Clause 7.3(d);

“Chiquita Indenture”, shall have the meaning given to that term in Clause 4.2(d);

“Chiquita Lease”, shall have the meaning given to that term in Clause 6.2(p)(iii);

“Chiquita Leased Real Property”, shall have the meaning given to that term in Clause 6.2(p)(iii);

“Chiquita Material Adverse Effect”, means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Chiquita and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Chiquita and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, U.S. GAAP or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Chiquita or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Chiquita Shares in and of itself, or the fact, in and of itself, that Chiquita failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); (G) the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement (except that this sub-clause (G) shall not apply with respect to Chiquita’s representations and warranties in Clause 6.2(c)(iii)); (H) any litigation brought or threatened by shareholders of Chiquita (whether on behalf of Chiquita or otherwise) in connection with this Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Fyffes; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Chiquita as of the date hereof (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Chiquita as of the date hereof shall be taken into account in determining whether there has been or will be, a Chiquita Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Chiquita and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Chiquita and its Subsidiaries operate;

“Chiquita Material Contracts”, shall have the meaning given to that term in Clause 6.2(s)(i);

“Chiquita Merger Parties”, collectively IrHoldco, Delaware Sub and MergerSub;

“Chiquita Owned Real Property”, shall have the meaning given to that term in Clause 6.2(p)(i);

“Chiquita Parties”, collectively, Chiquita, IrHoldco, Delaware Sub and MergerSub;

“Chiquita Permits”, shall have the meaning given to that term in Clause 6.2(g)(ii);

“Chiquita Permitted Lien”, shall have the meaning given to that term in Clause 6.2(p)(i);

“Chiquita Preferred Shares”, shall have the meaning given to that term in Clause 6.2(b)(i);

“Chiquita Recommendation”, the recommendation of the Chiquita Board that Chiquita Shareholders vote in favour of the adoption of this Agreement;

“Chiquita Reimbursement Payments”, shall have the meaning given to that term in the Expenses Reimbursement Agreement;

“Chiquita SEC Documents”, shall have the meaning given to that term in Clause 6.2(d)(i);

“Chiquita Share Award”, a compensatory award consisting of or denominated in Chiquita Shares, other than a Chiquita Share Option;

“Chiquita Share Option”, shall have the meaning given to that term in Clause 4.5(a)(i);

“Chiquita Share Plans”, the Chiquita Stock and Incentive Plan, Employee Stock Purchase Plan, and the Restricted Stock Unit Award and Stock Option Award Agreements with Edward F. Lonergan;

“Chiquita Shareholder Approval”, shall have the meaning given to that term in Clause 3.7(b);

“Chiquita Shareholders”, the holders of Chiquita Shares;

“Chiquita Shareholders Meeting”, shall have the meaning given to that term in Clause 3.7(b);

“Chiquita Shares”, the common shares of Chiquita, par value US$.01 per share;

“Chiquita Superior Proposal”, shall have the meaning given to that term in Clause 5.4(h);

“Clause 5.1(b)(xii)(A) Claims”, shall have the meaning given to that term in Clause 5.1(b)(xii)(A);

“Clause 5.2(b)(xii)(A) Claims”, shall have the meaning given to that term in Clause 5.2(b)(xii)(A);

“Clearances”, all consents, clearances, approvals, permissions, permits, nonactions, orders and waivers to be obtained from, and all registrations, applications, notices and filings to be made with or provided to, any Relevant Authority or other third party;

“Code”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Combination”, the proposed acquisition by IrHoldco of Fyffes by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to this Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by IrHoldco of the aggregate Share Consideration pursuant to the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement and provided for in this Agreement;

“Companies Acts”, the Companies Acts 1963 to 2013;

“Completion”, completion of the Combination and the Merger;

“Completion Date”, shall have the meaning given to that term in Clause 8.1(a)(i);

“Conditions”, the conditions to the Scheme and the Combination set out in paragraphs 1, 2, 3, 4 and 5 of Part A of Appendix III to the Rule 2.5 Announcement, and “Condition” means any one of the Conditions;

“Confidentiality Agreement”, the Reciprocal Confidentiality Agreement between Fyffes and Chiquita dated November 18, 2013, as it may be amended from time to time;

“Consent”, shall have the meaning given to that term in Clause 4.2(a);

“Contract”, shall have the meaning given to that term in Clause 6.1(c)(iii);

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Party, whether through the ownership of voting securities, by agreement, or otherwise, or the power to elect or appoint more than one-half of the directors, partners, or other individuals exercising similar authority with respect to the Party;

“Corporate Nominee”, the Exchange Agent or such wholly owned subsidiary of the Exchange Agent as the Exchange Agent may nominate to provide the CSN Facility;

“Court Hearing”, the hearing by the High Court of the Petition to sanction the Scheme under Section 201 of the Act;

“Court Meeting”, the meeting or meetings of the Fyffes Shareholders (and any adjournment thereof) convened by order of the High Court pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Court Order”, the order or orders of the High Court sanctioning the Scheme under Section 201 of the Act and confirming the reduction of capital that forms part of it under Sections 72 and 74 of the Act;

“CREST Manual”, the rules governing the operation of Irish CREST and UK CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, CREST CCSS Operations Manual, CREST Application Procedure and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms);

“CSN Facility”, the facility under which the Corporate Nominee holds IrHoldco CDIs on behalf of Certificated Holders and provides certain other services;

“CSN Permitted Jurisdiction”, each jurisdiction which is agreed with the Exchange Agent to be a jurisdiction in which participation in the CSN Facility is permitted;

“CSN Restricted Jurisdiction” means any jurisdiction that is not a CSN Permitted Jurisdiction;

“Delaware Sub”, shall have the meaning given to that term in the Preamble.

“Divestiture Action”, shall have the meaning given to that term in Clause 7.2(h);

“DTC”, The Depositary Trust Company;

“EC Merger Regulation”, Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings;

“Effective Date”, the date on which the Scheme becomes effective in accordance with its terms;

“Effective Time”, the time on the Effective Date at which the Court Order and a copy of the minute required by Section 75 of the Act are registered by the Registrar of Companies; provided, that the Scheme shall become effective substantially concurrently with the effectiveness of the Merger, to the extent possible;

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Fyffes and such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination;

“End Date”, the date that is twelve months after the date of this Agreement; provided, that if as of such date all Conditions (other than any of Conditions 2(c), 2(d), 3(c), 3(d), 3(e), 3(f), 3(g) or 3(h)) have been satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) or would be satisfied (or, in the sole discretion of the applicable Party, waived (where applicable)) if the Combination were completed on such date, the “End Date” shall be the date that is fifteen months after the date of this Agreement;

“Environment”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Claim”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Law”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Liabilities” (and “Environmental Liability”), shall have the meaning given to that term in Clause 6.1(h)(vii);

“Environmental Permits”, shall have the meaning given to that term in Clause 6.1(h)(i);

“ERISA”, the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate”, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA;

“ESM”, the Enterprise Securities Market operated by the ISE;

“ESM Rules”, the ESM Rules for Companies published by the ISE as in force from time to time;

“EU IFRS”, International Financial Reporting Standards as adopted by the European Union and which were applicable at the respective reporting date;

“€”, “EUR”, or “euro”, the single currency unit provided for in Council Regulation (EC) NO974/98 of 8 May 1990, being the lawful currency of Ireland;

“Euroclear”, Euroclear UK & Ireland Limited;

“Evaluation Materials”, shall have the meaning given to that term in the Confidentiality Agreement;

“Exchange Act”, the United States Securities Exchange Act of 1934, as amended;

“Exchange Agent”, Wells Fargo Shareowner Services or another bank or trust company appointed by Chiquita (and reasonably acceptable to Fyffes) to act as exchange agent for the issue of the Scheme Consideration and Merger Consideration;

“Exchange Ratio”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Exercise Moratorium”, shall have the meaning given to that term in Clause 4.2(a);

“Expenses Reimbursement Agreement”, the expenses reimbursement agreement dated March 10, 2014 between Chiquita and Fyffes, the terms of which have been approved by the Panel;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Financing” means (i) an amendment to the Chiquita ABL Agreement pursuant to which the lenders party thereto consent to the Combination and the Merger and such other changes as are necessary or advisable as a result of the Combination and the Merger and (ii) the amendment and/or refinancing of Fyffes’ existing credit facilities, together with such other facilities, if any, as the Parties deem appropriate, on terms reasonably satisfactory to Chiquita and Fyffes, including the upsizing of such facilities;

“Financing Sources”, the entities whose consents may be required under existing Chiquita and/or Fyffes arrangements or called upon to provide refinancing or additional financing, but excluding in each case for the avoidance of doubt the Parties and their Subsidiaries, together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns;

“Form S-4”, shall have the meaning given to that term in Clause 3.7(a);

“Fractional Entitlements”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Fyffes”, shall have the meaning given to that term in the Preamble;

“Fyffes Alternative Proposal”, shall have the meaning given to that term in Clause 5.3(g);

“Fyffes Benefit Plan”, each employee or director benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, equity compensation, employment, severance, change of control, fringe benefit or similar plan, program or agreement that is or has been sponsored, maintained or contributed to by any member of the Fyffes Group or to which a member of the Fyffes Group is a party for the benefit of any current or former employees or directors of any member of the Fyffes Group;

“Fyffes Board”, the board of directors of Fyffes;

“Fyffes Cashout Options”, shall have the meaning given to that term in Clause 4.2(d);

“Fyffes Change of Recommendation”, shall have the meaning given to that term in Clause 5.3(c);

“Fyffes Defined Benefit Occupational Pension Scheme”, shall mean the Fyffes Defined Benefit Occupational Scheme established by a trust deed dated 8 November 2006;

“Fyffes Directors”, the members of the board of directors of Fyffes;

“Fyffes Disclosure Schedule”, shall have the meaning given to that term in Clause 6.1;

“Fyffes Distributable Reserves Resolution”, shall have the meaning given to that term in Clause 7.10(a);

“Fyffes Documents”, shall have the meaning given to that term in Clause 6.1(d)(i);

“Fyffes Employee Benefit Trust”, the Fyffes Employee Share Trust established by a deed dated 14 February 1998 and made between Fyffes and Hill Samuel (Channel Islands) Trust Company Limited;

“Fyffes Employees”, the employees of any member of the Fyffes Group;

“Fyffes Equity Award Holder Proposal”, the proposal of Chiquita to the Fyffes Equity Award Holders to be made in accordance with Clause 4, Rule 15 of the Takeover Rules and the terms of the Fyffes Option Scheme and the Fyffes Share Plans;

“Fyffes Equity Award Holders”, the holders of Fyffes Options and/or Fyffes Share Awards;

“Fyffes Equity Exchange Ratio”, shall have the meaning given to that term in Clause 4.4(c);

“Fyffes Equity Schedule”, shall have the meaning given to that term in Clause 6.1(i)(viii);

“Fyffes Exchange Fund”, shall have the meaning given to that term in Clause 8.1(d)(i);

“Fyffes Group”, Fyffes and all of its Subsidiaries;

“Fyffes Indemnified Parties” (and “Fyffes Indemnified Party”), shall have the meaning given to that term in Clause 7.3(c);

“Fyffes Lease”, shall have the meaning given to that term in Clause 6.1(p)(iii);

“Fyffes Leased Real Property”, shall have the meaning given to that term in Clause 6.1(p)(iii);

“Fyffes Material Adverse Effect”, means any change, circumstance, development, effect, event or occurrence that has had or would reasonably be expected to have a material adverse effect on, the assets and liabilities (taken as a whole), business, condition (financial or otherwise) or results of operations of Fyffes and its Subsidiaries, taken as a whole; provided, however, that changes, circumstances, developments, effects, events or occurrences after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect to the extent resulting from (A) changes in general economic or political conditions, financial credit or securities markets in general or in the industries in which Fyffes and its Subsidiaries, taken as a whole, operate; (B) changes in Laws of general applicability, EU IFRS or other accounting standards or interpretations thereof; (C) acts of war or terrorism; (D) acts of God, calamities, storms, earthquakes, hurricanes, droughts or other natural disasters (other than any of the foregoing to the extent that it causes any direct damage or destruction to or renders physically unusable or inaccessible any facility or property of Fyffes or any of its Subsidiaries); (E) changes in bunker (fuel oil) prices or currency exchange rates; (F) a decrease in the market price or trading volume of Fyffes Shares in and of itself, or the fact, in and of itself, that Fyffes failed to meet any projections, forecasts or revenue or earnings predictions (provided that any underlying change, circumstance, development, effect, event or occurrence may be deemed to constitute, and shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); (G) the announcement or the existence of this Agreement or the transactions contemplated hereby or the performance of and the compliance with this Agreement (except that this sub-clause (G) shall not apply with respect to Fyffes’ representations and warranties in Clause 6.1(c)(iii)); (H) any litigation brought or threatened by shareholders of Fyffes (whether on behalf of Fyffes or otherwise) in connection with this Agreement; (I) the taking of any action or the failure to take any action with the express prior written consent of Chiquita; or (J) contingencies, proceedings or other actions described in any publicly filed reports of Fyffes as of the date hereof (provided, that unanticipated developments with respect to any such contingencies, proceedings or other actions not described in any publicly filed reports of Fyffes as of the date hereof shall be taken into account in determining whether there has been or will be, a Fyffes Material Adverse Effect); except if, in the case of sub-clauses (A) and (B), such change, circumstance, development, effect, event or occurrence has a disproportionate effect on Fyffes and its Subsidiaries, taken as a whole, compared with other companies operating in the industries in which Fyffes and its Subsidiaries operate;

“Fyffes Material Contracts”, shall have the meaning given to that term in Clause 6.1(s)(i);

“Fyffes Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.1(a);

“Fyffes Option”, an option to acquire Fyffes Shares;

“Fyffes Option Cashout Payment”, shall have the meaning given to that term in Clause 4.2(d);

“Fyffes Option Scheme”, the Fyffes 2007 Share Option Scheme;

“Fyffes Owned Real Property”, shall have the meaning given to that term in Clause 6.1(p)(i);

“Fyffes Permits”, shall have the meaning given to that term in Clause 6.1(g)(ii);

“Fyffes Permitted Lien”, shall have the meaning given to that term in Clause 6.1(p)(i);

“Fyffes Profit Share”, each Fyffes Share subject to the Fyffes Profit Share Scheme;

“Fyffes Profit Share Scheme”, the Fyffes plc Employee Profit Sharing Scheme governed by a Trust Deed dated 1 September 1999 and made between Fyffes, Frank Davis and Michael Clerkin;

“Fyffes Rollover Option”, shall have the meaning given to that term in Clause 4.2(b);

“Fyffes Share Award”, any Share or other Share-based award pursuant to the Fyffes Share Plans;

“Fyffes Share Incentive Plan”, the Share Incentive Plan operated by Fyffes in accordance with Sections 488 to 515 of the Income Tax (Earnings and Pensions) Act 2003 of the United Kingdom

“Fyffes Share Plans”, the Fyffes Profit Share Scheme, the Fyffes Short Term Incentive Plan (to the extent relating to the issuance of Fyffes Shares or deferred Fyffes Shares), the Fyffes Share Incentive Plan and the Fyffes Employee Benefit Trust;

“Fyffes Shareholder Approval”, (i) the approval of the Scheme by a majority in number of the Fyffes Shareholders, representing three-fourths (75%) or more in value of the Fyffes Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Fyffes Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

“Fyffes Shareholders”, the holders of Fyffes Shares;

“Fyffes Shares”, the ordinary shares of €0.06 each in the capital of Fyffes;

“Fyffes Short Term Incentive Plan” the Fyffes Short Term Incentive Plan;

“Fyffes Superior Proposal”, shall have the meaning given to that term in Clause 5.3(h);

“Government Official” means (i) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Relevant Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing sub-clause (i) or (ii) of this definition;

“Group”, in relation to any Party, such Party and its Subsidiaries;

“Hazardous Materials”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“High Court”, the High Court of Ireland;

“HSR Act”, the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Indemnified Parties” (and “Indemnified Party”), shall have the meaning given to that term in Clause 7.3(d);

“Intellectual Property”, shall have the meaning given to that term in Clause 6.1(o);

“International Chiquita Benefit Plan”, shall have the meaning given to that term in Clause 6.2(i)(i);

“Intervening Event”, with respect to Fyffes or Chiquita, as applicable, a material change, circumstance, development, effect, event or occurrence that was not known to the Fyffes Board or Chiquita Board, as applicable, on the date of this Agreement, which event, development, occurrence, state of facts or change becomes known to the Fyffes Board or Chiquita Board, as applicable, before the Fyffes Shareholder Approval or Chiquita Shareholder Approval, as applicable, is obtained; provided, that (i) in no event shall any action taken by either Party pursuant to and in compliance with the affirmative covenants set forth in Clause 7.2 of this Agreement, and the consequences of any such action, constitute an Intervening Event, (ii) in no event shall any event, development, occurrence, state of facts or change that has had or would reasonably be expected to have an adverse effect on the business, financial condition or operations of, or the market price of the securities of, a Party or any of its Subsidiaries constitute an Intervening Event with respect to the other Party unless such event, development, occurrence, state of facts or change has had or would reasonably be expected to have a Fyffes Material Adverse Effect (if such other Party is Chiquita) or a Chiquita Material Adverse Effect (if such other Party is Fyffes), (iii) in no event shall the receipt, existence of or terms of a Fyffes Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Fyffes and (iv) in no event shall the receipt, existence of or terms of a Chiquita Alternative Proposal or any enquiry relating thereto or the consequences thereof constitute an Intervening Event with respect to Chiquita;

“Ireland” or “Republic of Ireland”, the island of Ireland, excluding Northern Ireland and the word “Irish” shall be construed accordingly;

“IrHoldco”, shall have the meaning given to that term in the Preamble;

“IrHoldco Board”, the board of directors of IrHoldco;

“IrHoldo CDIs”, dematerialised UK CREST depositary interests representing IrHoldco Shares which have been deposited with DTC and are recorded in book entry form by DTC;

“IrHoldco Distributable Reserves Creation”, shall have the meaning given to that term in Clause 7.10(a);

“IrHoldco Memorandum and Articles of Association”, shall have the meaning given to that term in Clause 6.2(a)(ii)(C);

“IrHoldco Shares”, the ordinary shares of US$0.01 each or €0.01 each in the capital of IrHoldco;

“IrHoldco Subscriber Shares”, the one hundred (100) IrHoldco Shares in issue at the date of this Agreement;

“Irish CREST”, the relevant system (as defined in the Irish Regulations) in respect of which Euroclear is the operator (as defined in the Irish Regulations);

“Irish Regulations”, the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, S.I. No. 68 of 1996, including any modification thereof or any regulations in substitution thereof made under Section 239 of the 1990 Act and for the time being in force;

“IRS”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“ISE”, The Irish Stock Exchange Limited;

“Joint Proxy Statement”, shall have the meaning given to that term in Clause 3.7(a);

“knowledge”, in relation to Fyffes, the actual knowledge, after due inquiry, of the executive officers of Fyffes listed in Clause 1.1(a) of the Fyffes Disclosure Schedule, and in relation to Chiquita, the actual knowledge, after due inquiry, of the executive officers of Chiquita listed in Clause 1.1(a) of the Chiquita Disclosure Schedule;

“Law”, any federal, state, local, foreign or supranational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, agency requirement, license or permit of any Relevant Authority;

“Lien”, shall have the meaning given to that term in Clause 6.1(c)(iii);

“Material Employee”, means any employee who receives or is eligible to receive total cash remuneration on an annual basis of at least $250,000;

“Material Subsidiary”, in relation to Fyffes, means the Subsidiaries listed under Note 43 of the 2012 Group Financial Statements of Fyffes, and in relation to Chiquita, shall have the meaning set forth in Rule 1-02 of Regulation S-X promulgated under the Exchange Act;

“Merger”, the merger of MergerSub with and into Chiquita in accordance with Clause 8.2;

“Merger Consideration”, shall have the meaning given to that term in Clause 8.2(f)(i);

“Merger Effective Time”, shall have the meaning given to that term in Clause 8.2(b); provided that the Merger shall become effective substantially concurrently with the effectiveness of the Scheme, to the extent possible;

“MergerSub”, shall have the meaning given to that term in the Preamble;

“New Plans”, shall have the meaning given to that term in Clause 7.4(c);

“NJBCA”, the New Jersey Business Corporation Act;

“Northern Ireland”, the counties of Antrim, Armagh, Derry, Down, Fermanagh and Tyrone on the island of Ireland;

“Notice Period”, shall have the meaning given to that term in Clause 5.3(i)(i);

“NYSE”, the New York Stock Exchange;

“OFAC”, shall have the meaning given to that term in Clause 6.1(v)(ii);

“off balance sheet arrangements”, shall have the meaning given to that term in Clause 6.1(f);

“Option Conversion Committee”, shall have the meaning given to that term in Clause 4.2(d);

“Organisational Documents”, articles of association, articles of incorporation, certificate of incorporation or by-laws or other equivalent organisational document, as appropriate;

“Other Chiquita Merger Party Organisational Documents”, shall have the meaning given to that term in Clause 6.2(a)(ii)(C);

“Other Chiquita Share-Based Awards”, shall have the meaning given to that term in Clause 4.5(a)(iii);

“Own” shall mean the possession, directly or indirectly, by any corporation, partnership, association, or other entity or person of a majority or controlling interest in a Party;

“Panel”, the Irish Takeover Panel;

“Parties”, Fyffes and the Chiquita Parties and “Party” shall mean either Fyffes, on the one hand, or Chiquita or the Chiquita Parties (whether individually or collectively), on the other hand (as the context requires);

“Pensions Act”, Pensions Acts 1990 to 2012;

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the Exchange Act), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organisation or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Petition”, the petition to the High Court seeking the Court Order;

“Registrar of Companies”, the Registrar of Companies in Ireland;

“Regulatory Information Service”, a regulatory information service as defined in the Takeover Rules;

“Release”, shall have the meaning given to that term in Clause 6.1(h)(vii);

“Relevant Authority”, any Irish, United States, European Union, foreign or supranational, national, federal, state or local governmental department, agency, instrumentality, commission, board, body, bureau, or other regulatory authority, including courts and other judicial bodies, or any public international organization, or any competition, antitrust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, in each case, in any jurisdiction, including the Panel;

“Removal, Remedial or Response”, shall have the meaning given to that term in Clause 6.1(h);

“Representatives”, in relation to any person, the directors, officers, employees, agents, investment bankers, financial advisors, legal advisors, accountants, brokers, finders, consultants or other representatives acting for or on behalf of such person;

“Resolutions”, the resolutions to be proposed at the EGM and Court Meeting required to effect the Scheme, which will be set out in the Scheme Document;

“Restricted Chiquita Share”, shall have the meaning given to that term in Clause 4.5(a)(ii);

“Revised Acquisition”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Right to Match”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

“Rule Change”, shall have the meaning given to that term in Clause 4.2(a);

“Sarbanes-Oxley Act”, shall have the meaning given to that term in Clause 6.1(e);

“Scheme” or “Scheme of Arrangement”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Combination pursuant to this Agreement, in such terms and form as the Parties, acting reasonably, mutually agree, including any revision thereof as may be agreed between the Parties in writing;

“Scheme Consideration”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Scheme Document”, a document (or the relevant sections of the Joint Proxy Statement comprising the scheme document) (including any amendments or supplements thereto) to be distributed to Fyffes Shareholders and, for information only, to Fyffes Equity Award Holders containing (i) the Scheme, (ii) the notice or notices of the Court Meeting and EGM, (iii) an explanatory statement as required by Section 202 of the Act with respect to the Scheme, (iv) such other information as may be required or necessary pursuant to the Act or the Takeover Rules and (v) such other information as Fyffes and Chiquita shall agree;

“Scheme Recommendation”, the recommendation of the Fyffes Board that Fyffes Shareholders vote in favour of the Resolutions;

“Scheme Transfer Shares”, shall have the meaning given to that term in Clause 4.8;

“SEC”, the United States Securities and Exchange Commission;

“Securities Act”, the United States Securities Act of 1933, as amended;

“Senior Executives”, shall have the meaning given to that term in Clause 4.2(a).

“Share Consideration”, shall have the meaning given to that term in Clause 8.1(c)(i);

“Significant Subsidiary”, a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X of the Securities Act;

“Specified Termination”, shall have the meaning given to that term in Clause 9.2;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power (provided that the Chiquita Merger Parties shall be deemed to be Subsidiaries of Chiquita for purposes of this Agreement);

“Superior Proposal Notice”, shall have the meaning given to that term in Clause 5.3(i)(i);

“Support Letter”, means the letter dated March 7, 2014, which was signed on behalf of the Article 6 Martial Trust under the First Amended and Restated Jerry Zucker Revocable Trust, dated April 2, 2007.

“Surviving Corporation”, shall have the meaning given to that term in Clause 8.2(a);

“Takeover Offer”, means an offer in accordance with Clause 3.6 for the entire issued and to be issued share capital of Fyffes (other than any Fyffes Shares beneficially owned by Chiquita or any member of the Chiquita Group (if any)) including any amendment or revision thereto pursuant to this Agreement, the full terms of which would be set out in the Takeover Offer Document;

“Takeover Offer Document”, means, if following the date of this Agreement, Chiquita elects to implement the Combination by way of the Takeover Offer in accordance with Clause 3.6, the document to be despatched to Fyffes Shareholders and others by Chiquita (or IrHoldco) containing, amongst other things, the Takeover Offer, the Conditions (save insofar as not appropriate in the case of a Takeover Offer) and certain information about Chiquita and Fyffes and, where the context so admits, includes any form of acceptance, election, notice or other document reasonably required in connection with the Takeover Offer;

“Takeover Panel Act”, the Irish Takeover Panel Act, 1997;

“Takeover Rules”, the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

“Tax” (and “Taxes”), shall have the meaning given to that term in Clause 6.1(m)(ii);

“Tax Authority”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Taxable”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Taxation”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Tax Return”, shall have the meaning given to that term in Clause 6.1(m)(ii);

“Trade Controls Laws” means the (i) Trading with the Enemy Act, the International Emergency Economic Powers Act, and each of the foreign assets control regulations of the U.S. Treasury Department (31 CFR, Subtitle B, Chapter V, as amended); (ii) the Syria Accountability and Lebanese Sovereignty Restoration Act; (iii) the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010; (iv) the Iran Threat Reduction and Syria Human Rights Act of 2012; (v) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended; (vi) the Iran Freedom and Counter-Proliferation Act of 2012; (vii) export control laws and regulations, including the Export Administration Act of 1979, as amended and the Export Administration Regulations; (viii) restrictions enacted by the European Union pursuant to Article 215 of the Treaty on the Functioning of the European Union; and (ix) any enabling legislation, executive order relating or similar law related to the above that is applicable to Fyffes, Chiquita, their respective Subsidiaries or any of their officers, directors or agents acting on behalf of Fyffes, Chiquita or their respective Subsidiaries or (following consummation of the transactions contemplated by this Agreement) to the IrHoldco Group;

“UK CREST”, the relevant system (as defined in the UK Regulations) in respect of which Euroclear is the Operator (as defined in the UK Regulations);

“UK Regulations”, the Uncertificated Securities Regulations 2001 (SI 2001/3755) of the United Kingdom;

“US$”, “$” or “USD”, United States dollars, the lawful currency of the United States of America;

“US” or “United States”, the United States, its territories and possessions, any State of the United States and the District of Columbia, and all other areas subject to its jurisdiction;

“US GAAP”, U.S. generally accepted accounting principles;

1.2  Construction

(a) In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.

(b) In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.

(c) In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d) In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.

(e) In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.

(f) In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

(g) In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.

1.3  Captions

The table of contents and the headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4  Time

References to times are to Irish times unless otherwise specified.

2.  RULE 2.5 ANNOUNCEMENT AND THE SCHEME DOCUMENT

2.1  Rule 2.5 Announcement

(a) Each Party confirms that its respective board of directors (or a duly authorised committee thereof) has approved the contents and release of the Rule 2.5 Announcement.

(b) Forthwith upon the execution of this Agreement, Fyffes shall, in accordance with, and for the purposes of, the Takeover Rules, procure the release of the Rule 2.5 Announcement to a Regulatory Information Service by no later than 11:59 a.m., New York City time, on March 10, 2014, or such later time as may be agreed between the Parties in writing.

(c) The obligations of Fyffes and Chiquita under this Agreement, other than the obligations under Clause 2.1(b), shall be conditional on the release of the Rule 2.5 Announcement to a Regulatory Information Service on March 10, 2014.

(d) Fyffes confirms that, as of the date hereof, the Fyffes Board considers that the terms of the Scheme as contemplated by this Agreement are fair and reasonable and that the Fyffes Board has resolved to recommend to the Fyffes Shareholders that they vote in favour of the Resolutions. The recommendation of the Fyffes Board that the Fyffes Shareholders vote in favour of the Resolutions, and the related recommendation of the financial advisers to the Fyffes Board, are set out in the Rule 2.5 Announcement and, subject to Clause 5.3, shall be incorporated in the Scheme Document and any other document sent to Fyffes Shareholders in connection with the Combination to the extent required by the Takeover Rules.

(e) The Conditions are hereby incorporated in and shall constitute a part of this Agreement.

2.2  Scheme

(a) Fyffes agrees that it will put the Scheme to the Fyffes Shareholders in the manner set out in Clause 3 and, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exception of Conditions 2(c) and 2(d)), will, in the manner set out in Clause 3, petition the High Court to sanction the Scheme so as to facilitate the implementation of the Combination.

(b) Each of Chiquita and IrHoldco agrees that it will participate in the Scheme and agrees to be bound by its terms, as proposed by Fyffes to the Fyffes Shareholders, and that it shall, subject to the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of the Conditions (with the exceptions of Conditions 2(c) and 2(d)), effect the Combination through the Scheme on the terms set out in this Agreement and the Scheme.

(c) Each of the Parties agrees that it will fully and promptly perform all of the obligations required of it in respect of the Combination on the terms set out in this Agreement and/or the Scheme, and each will, subject to the terms and conditions of this Agreement, use all of its reasonable endeavours to take such other steps as are within its power and are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to this Agreement in connection with Completion.

2.3  Change in Shares

If at any time during the period between the date of this Agreement and the Effective Time, the outstanding Fyffes Shares or Chiquita Shares shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganisation, recapitalisation, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, and the Share Consideration and any payments to be made under Clause 4 and any other number or amount contained in this Agreement which is based upon the price or number of the Fyffes Shares or the Chiquita Shares, as the case may be, shall be correspondingly adjusted to provide the holders of Fyffes Shares the same economic effect as contemplated by this Agreement prior to such event.

3.  IMPLEMENTATION OF THE SCHEME; CHIQUITA SHAREHOLDERS MEETING

3.1  Responsibilities of Fyffes in Respect of the Scheme

Fyffes shall:

(a) be responsible for the preparation of the Scheme Document and all other documentation necessary to effect the Scheme and to convene the EGM and Court Meeting;

(b) for the purpose of implementing the Scheme, instruct a barrister (of senior counsel standing) and provide Chiquita and its advisers with the opportunity to attend any meetings with such barrister to discuss substantive matters pertaining to the Scheme and any issues arising in connection with it (except to the extent the barrister is to advise on matters relating to the fiduciary duties of the directors of Fyffes or their responsibilities under the Takeover Rules);

(c) as promptly as reasonably practicable after the definitive Joint Proxy Statement is filed with the SEC, or, if the preliminary Joint Proxy Statement is reviewed and commented upon by the SEC, after the filing of the first amendment to the preliminary Joint Proxy Statement with the SEC, Fyffes shall cause to be filed with the Panel the Joint Proxy Statement (in definitive or preliminary form, as the case may be);

(d) keep Chiquita reasonably informed and consult with Chiquita as to the performance of the obligations and responsibilities required of Fyffes pursuant to the Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme including the satisfaction of the Conditions;

(e) as promptly as reasonably practicable, notify Chiquita of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document with the Panel or implementation of the Scheme or the Combination as the case may be;

(f) as promptly as reasonably practicable, notify Chiquita upon the receipt of any comments from the Panel on, or any request from the Panel for amendments or supplements to, the Scheme Document and the related forms of proxy, insofar as lies within its powers of procurement, to be so filed or furnished;

(g) prior to filing or despatch of any amendment or supplement to the Scheme Document requested by the Panel, or responding in writing to any comments of the Panel with respect thereto, Fyffes shall:

(i) as promptly as reasonably practicable provide Chiquita with a reasonable opportunity to review and comment on such document or response (provided that Chiquita shall use reasonable endeavours not to delay Fyffes from responding in a timely manner); and

(ii) as promptly as reasonably practicable discuss with Chiquita and include in such document or response all comments reasonably and promptly proposed by Chiquita to the extent Fyffes, acting reasonably, consider these to be appropriate;

(h) provide Chiquita with drafts of any and all pleadings, affidavits, petitions and other filings prepared by Fyffes for submission to the High Court in connection with the Scheme prior to their filing, and afford Chiquita reasonable opportunities to review and make comments on all such documents and accommodate such comments reasonably proposed by Chiquita;

(i) subject to the Form S-4 becoming effective, as promptly as reasonably practicable make all necessary applications to the High Court in connection with the implementation of the Scheme (including issuing appropriate proceedings requesting the High Court to order that the Court Meeting be convened as promptly as reasonably practicable following the publication of the Rule 2.5 Announcement), and use all reasonable endeavours so as to ensure that the hearing of such proceedings occurs as promptly as reasonably practicable in order to facilitate the despatch of the Scheme Document and seek such directions of the High Court as it considers necessary or desirable in connection with such Court Meeting;

(j) procure the publication of the requisite advertisements and despatch of the Scheme Document (in a form acceptable to the Panel) and the forms of proxy for the use at the Court Meeting and the EGM (the form of which shall be agreed between the Parties) (a) to Fyffes Shareholders on the register of members of Fyffes on the record date as agreed with the High Court, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained, and (b) to the holders of the Fyffes Options or Fyffes Share Awards on such date, for information only, as promptly as reasonably practicable after the approval of the High Court to despatch the documents being obtained, and thereafter shall publish and/or post such other documents and information (the form of which shall be agreed between the Parties) as the High Court and/or the Panel may approve or direct from time to time in connection with the implementation of the Scheme in accordance with applicable Law as promptly as reasonably practicable after the approval of the High Court and/or the Panel to publish or post such documents being obtained;

(k) unless the Fyffes Board has effected a Fyffes Change of Recommendation pursuant to Clause 5.3, and subject to the obligations of the Board under the Takeover Rules, procure that the Scheme Document shall include the Scheme Recommendation;

(l) include in the Scheme Document, a notice convening the EGM to be held immediately following the Court Meeting to consider and, if thought fit, approve the EGM Resolutions;

(m) prior to the Court Meeting, keep Chiquita reasonably informed in the two (2) weeks prior to the Court Meeting of the number of proxy votes received in respect of resolutions to be proposed at the Court Meeting and/or the EGM, and in any event shall provide such number promptly upon the request of Chiquita or its Representatives;

(n) notwithstanding any Fyffes Change of Recommendation, unless this Agreement has been terminated pursuant to Clause 9, (a) hold the Court Meeting and the EGM on the date set out in the Scheme Document, or such later date as may be agreed in writing between the Parties (provided that the Parties agree that such date shall be on or around the same date of the Chiquita Shareholder Meeting), and (b) in such a manner as shall be approved, if necessary, by the High Court and/or the Panel and propose the Resolutions without any amendments, unless such amendments have been agreed to in writing with Chiquita, such agreement not to be unreasonably withheld, conditioned or delayed;

(o) afford all such cooperation and assistance as may reasonably be requested of it by Chiquita in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to Chiquita of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as Chiquita may reasonably request (including for the purposes of preparing the Joint Proxy Statement or Form S-4) and to do so in a timely manner and assume responsibility for, but only for, the information provided by or relating to it and its Subsidiaries and Affiliates contained in the Scheme Document or any other document (including the Joint Proxy Statement) sent to Fyffes Shareholders or filed with the High Court or in any announcement;

(p) review and provide comments (if any) in a timely manner on all documentation submitted to it;

(q) following the Court Meeting and EGM, assuming the Resolutions are duly passed (including by the requisite majorities required under Section 201 of the Act in the case of the Court Meeting) and all other Conditions are satisfied or, in the sole discretion of the applicable Party, waived (where applicable (with the exception of Conditions 2(c) and 2(d))), take all necessary steps on the part of Fyffes to prepare and issue, serve and lodge all such court documents as are required to seek the sanction of the High Court to the Scheme as soon as possible thereafter; and

(r) give such undertakings as are required by the High Court in connection with the Scheme as Fyffes determines (acting in good faith) to be reasonable and otherwise, subject to Clause 7.2(h), take all such steps, insofar as lies within its power, as are reasonably necessary or desirable in order to implement the Scheme.

3.2  Responsibilities of Chiquita and IrHoldco in Respect of the Scheme

Unless Chiquita shareholders shall have failed to approve the Merger in accordance with applicable Law, Chiquita shall, and in the case of Clauses 3.2(a), 3.2(b), 3.2(d), 3.2(e), 3.2(f) and 3.2(g) IrHoldco shall:

(a) instruct counsel to appear on its behalf at the Court Hearing and undertake to the High Court to be bound by the terms of the Scheme (including the issuance of the Share Consideration pursuant thereto) insofar as it relates to Chiquita or IrHoldco;

(b) if, and to the extent that, it or any person Acting in Concert with it owns or is interested in Fyffes Shares, exercise all rights, and, insofar as lies within its powers, procure that each such person shall exercise all rights, in respect of such Fyffes Shares so as to implement, and otherwise support the implementation of, the Scheme, including by voting (and, in respect of interests in Fyffes held via contracts for difference or other derivative instruments, insofar as lies within its powers, procuring that instructions are given to the holder of the underlying Fyffes Shares to vote) in favour of the Resolutions or, if required by Law, the High Court, the Takeover Rules or other rules, refraining from voting, at any Court Meeting and/or EGM as the case may be;

(c) procure that the other members of the Chiquita Group and, insofar as lies within its power or procurement, their Representatives, take all such steps as are necessary or desirable in order to implement the Scheme;

(d) keep Fyffes reasonably informed and consult with Fyffes as to the performance of the obligations and responsibilities required of Chiquita and IrHoldco pursuant to this Agreement and/or the Scheme and as to any material developments relevant to the proper implementation of the Scheme;

(e) afford all such cooperation and assistance as may reasonably be requested of it by Fyffes in respect of the preparation and verification of any document or in connection with any Clearance or confirmation required for the implementation of the Scheme including the provision to Fyffes of such information and confirmation relating to it, its Subsidiaries and any of its or their respective directors or employees as Fyffes may reasonably request (including for the purposes of preparing the Joint Proxy Statement or Form S-4) and to do so in a timely manner and assume responsibility only for the information relating to it contained in the Scheme Document or any other document sent to Fyffes Shareholders or filed with the High Court or in any announcement;

(f) review and provide comments (if any) in a timely manner on all documentation submitted to it; and

(g) as promptly as reasonably practicable, notify Fyffes of any other matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme or the Combination as the case may be.

3.3  Mutual Responsibilities of the Parties

(a) As promptly as reasonably practicable after the definitive Joint Proxy Statement is filed with the SEC, or, if the preliminary Joint Proxy Statement is reviewed and commented upon by the SEC, after the filing of the first amendment to the preliminary Joint Proxy Statement with the SEC, Fyffes and Chiquita shall cause to be filed with the Panel the Joint Proxy Statement (in definitive or preliminary form, as the case may be);

(b) If any of the Parties becomes aware of any information that, pursuant to the Takeover Rules, the Act, the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Scheme Document, the Joint Proxy Statement or the Form S-4, then the Party becoming so aware shall promptly inform the other Party thereof and the Parties shall cooperate with each other in submitting or filing such amendment or supplement with the Panel, and, if required, the SEC and/or the High Court and, if required, in mailing such amendment or supplement to the Fyffes Shareholders and, for information only, if required, to the holders of the Fyffes Options or Fyffes Share Awards;

(c) Fyffes, Chiquita and IrHoldco each shall take, or cause to be taken, such other steps as are reasonably required of it for the proper implementation of the Scheme, including those required of it pursuant to Clauses 8.1 and 8.2 in connection with Completion; and

(d) Each Party shall, as promptly as reasonably practicable, notify the other of any matter of which it becomes aware which would reasonably be expected to materially delay or prevent filing of the Scheme Document or implementation of the Scheme, the Combination or the Merger as the case may be.

3.4  Dealings with the Panel and compliance with the Takeover Rules

(a) Each of the Parties will promptly provide such assistance and information as may reasonably be requested by the other Party for the purposes of, or in connection with, any correspondence or discussions with the Panel in connection with the Combination and/or the Scheme or as required to comply with the Takeover Rules.

(b) Save in each case where not reasonably practicable owing to time restraints or where prohibited by the Panel, each of the Parties will give the other reasonable prior notice of any proposed meeting or material substantive discussion or correspondence between it or its Representatives with the Panel, or amendment to be proposed to the Scheme in connection therewith and afford the other reasonable opportunities to review and make comments and suggestions with respect to the same and accommodate such comments and suggestions to the extent that such Party, acting reasonably, considers these to be appropriate and keep the other reasonably informed of all such meetings, discussions or correspondence that it or its Representative(s) have with the Panel and not participate in any meeting or discussion with the Panel concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by the Panel, gives such other Party the opportunity to attend and provide copies of all written submissions it makes to the Panel and copies (or, where verbal, a verbal or written summary of the substance) of the Panel responses thereto provided always that any correspondence or other information required to be provided under this Clause 3.4(b) may be redacted:

(i) to remove references concerning the valuation of the businesses of Chiquita or Fyffes;

(ii) as necessary to comply with contractual obligations; and

(iii) as necessary to address reasonable privilege or confidentiality concerns.

(c) Fyffes undertakes, if so reasonably requested by Chiquita, to issue as promptly as reasonably practicable its written consent to Chiquita and to the Panel in respect of any application made by Chiquita to the Panel:

(i) seeking confirmation that there is no requirement under the Takeover Rules to disclose Chiquita’s financing arrangements for the Combination and related transactions (“Chiquita Financing Information”) in the Scheme Document, any supplemental document or other document sent to Fyffes Shareholders, the holders of the Fyffes Options or Fyffes Share Awards pursuant to the Takeover Rules or, alternatively, seeking a derogation from such requirement; and

(ii) to redact any commercially sensitive or confidential information specific to the Chiquita Financing Information from any documents that Chiquita may be required to display pursuant to Rule 26 (b)(xi) of the Takeover Rules.

(d) Chiquita undertakes, if so requested by Fyffes, to issue as promptly as reasonably practicable its written consent to Fyffes and to the Panel in respect of any application made by Fyffes to the Panel to permit entering into and effecting (i) the retention arrangements contemplated by Clause 5.1(b)(iii) of the Fyffes Disclosure Schedule and/or the employment arrangements contemplated by Clause 7.6(e) of the Fyffes Disclosure Schedule (subject to the provisions of Clause 7.6(e) of the Fyffes Disclosure Schedule), (ii) a transaction of the type described in Clause 5.3(g) of this Agreement (subject to compliance with the terms of Clause 5.3), (iii) the payment in cash of any awards vesting under the Fyffes Short Term Incentive Plan as contemplated by Clause 7.4(i)(iii) of this Agreement, (iv) the amendment of the Fyffes Option Scheme as contemplated by Clause 4.2(a) of this Agreement and (v) the purchase of Fyffes Shares for the grant of the 2014 appropriations under the Fyffes Profit Share Scheme as contemplated by Clause 7.4(i)(ii) of this Agreement.

(e) Notwithstanding the foregoing provisions of this Clause 3.4, neither Fyffes nor Chiquita shall be required to take any action pursuant to such provisions (i) if such action is prohibited by the Panel, (ii) if Fyffes has received a Fyffes Alternative Proposal or an inquiry or proposal from a person who is considering making a Fyffes Alternative Proposal or (iii) if Fyffes is considering making a Fyffes Change of Recommendation, but, in the case of clauses (ii) or (iii), only as it relates to the Fyffes Alternative Proposal or the Fyffes Change of Recommendation.

(f) Nothing in this Agreement shall in any way limit the Parties’ obligations under the Takeover Rules.

3.5  No Scheme Amendment by Fyffes

Save as required by Law or this Agreement, the High Court and/or the Panel, Fyffes shall not:

(a) amend the Scheme;

(b) adjourn or postpone the Court Meeting or the EGM (provided, however, that Fyffes may, without the consent of Chiquita, adjourn or postpone the Court Meeting or EGM (i) in the case of adjournment, if requested by resolution in general meeting of Fyffes Shareholders to do so, (ii) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form S-4 is provided to the Fyffes Shareholders or to permit dissemination of information which is material to shareholders voting at the Court Meeting or the EGM, but only for so long as the Fyffes Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Fyffes Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated, or (iii) if as of the time the Court Meeting or EGM is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Fyffes Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Court Meeting or the EGM, but only until a meeting can be held at which there are a sufficient number of Fyffes Shares represented to constitute a quorum or (B) voting for the approval of the Court Resolutions or the EGM Resolutions, as applicable, but only until a meeting can be held at which there are a sufficient number of votes of holders of Fyffes Shares to approve the Court Meeting Resolutions or the EGM Resolutions, as applicable); or

(c) amend the Resolutions (in each case, in the form set out in the Scheme Document) after despatch of the Scheme Document without the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed).

3.6  Switching to a Takeover Offer

(a) In the event (and only in the event) that there is a Fyffes Superior Offer and provided that there has not been a Fyffes Change of Recommendation, Chiquita may, subject to consulting with Fyffes in advance, elect (and with the Panel’s consent, if required) to implement the Combination by way of the Takeover Offer (rather than the Scheme), whether or not the Scheme Document has been posted, subject to the terms of this Clause 3.6.

(b) If Chiquita elects to implement the Combination by way of the Takeover Offer, and subject to Fyffes not being otherwise prohibited, Fyffes undertakes to provide Chiquita as promptly as reasonably practicable with all such information about the Fyffes Group (including directors and their connected persons) as may reasonably be required for inclusion in the Takeover Offer Document and to provide all such other assistance as may reasonably be required by the Takeover Rules in connection with the preparation of the Takeover Offer Document, including reasonable access to, and ensuring the provision of reasonable assistance by, its management and relevant professional advisers.

(c) If Chiquita elects to implement the Combination by way of a Takeover Offer, Chiquita undertakes:

(i) that the Takeover Offer Document will contain provisions in accordance with the terms and conditions set out in the Rule 2.5 Announcement, the relevant Conditions and such other further terms and conditions as agreed (including any modification thereto) between Chiquita and Fyffes; provided, however, that the terms and conditions of the Takeover Offer shall:

(A) provide for an offer consideration that is at least as favourable to the Fyffes Shareholders as the consideration offered in the Fyffes Superior Proposal; and

(B) be at least as favourable to the Fyffes Shareholders (except for the 80 per cent acceptance condition contemplated by Paragraph 9 of Annex I to the Rule 2.5 Announcement) and the holders of Fyffes Options and Fyffes Share Awards and Fyffes Employees as those which would apply in relation to the Scheme;

(ii) that the governance structure which shall apply to Chiquita or any successor company which is the parent of the combined group after the Takeover Offer will be the same as set out in Clause 7.6;

(iii) to reasonably cooperate and consult with Fyffes (except where Fyffes is otherwise prohibited from doing so) in the preparation of the Takeover Offer Document or any other document or filing which is required for the purposes of implementing the Combination;

(iv) If Chiquita elects to implement the Combination by way of a Takeover Offer in accordance with this Clause 3.6, Fyffes agrees that, subject to the obligations of the Fyffes Board under the Takeover Rules, and unless the Fyffes Board determines in good faith after consultation with its outside legal counsel and its financial advisors that, to do otherwise, would reasonably be expected to be inconsistent with the fiduciary duties of the directors of Fyffes or the Takeover Rules, with respect to the Takeover Offer to incorporate in the Rule 2.5 Announcement and the Takeover Offer Document a recommendation to the holders of the Fyffes Shares from the Fyffes Board to accept the Takeover Offer, and such recommendation will not be withdrawn, adversely modified or qualified except as contemplated by Clause 5.3.

(d) If Chiquita elects to implement the Combination by way of the Takeover Offer in accordance with Clause 3.6(a) and except where Fyffes is otherwise prohibited from doing so, the Parties mutually agree:

(i) to prepare and, in the case of Chiquita only, file with, or submit to, the SEC all documents, amendments and supplements required to be filed therewith or submitted thereto pursuant to the Securities Act or the Exchange Act in connection with the Takeover Offer, and each Party shall have reasonable opportunities to review and make comments on all such documents, amendments and supplements and, following accommodation of such comments and approval of such documents, amendments and supplements by the other Party, which shall not be unreasonably withheld, conditioned or delayed, file or submit, as the case may be, such documents, amendments and supplements with or to the SEC;

(ii) to provide the other Party with any comments received from the SEC on any documents filed by it with the SEC promptly after receipt thereof; and

(iii) to provide the other Party with reasonable prior notice of any proposed oral communication with the SEC and afford the other Party reasonable opportunity to participate therein.

(e) If the Takeover Offer is consummated, Chiquita shall cause IrHoldco to effect as promptly as reasonably practicable following it becoming entitled under the Act so to do a compulsory acquisition of any Fyffes Shares under section 204 of the Act not acquired in the Takeover Offer for the same consideration per share.

(f) For the avoidance of doubt, except as may be required by the Takeover Rules and without limiting Fyffes’ obligations under Clause 5.3(b) to notify Chiquita of the receipt of any Fyffes Alternative Proposal, nothing in this Clause 3.6 shall require Fyffes to provide Chiquita with any information with respect to, or to otherwise take or fail to take any action in connection with Fyffes’ consideration of or response to, any actual or potential Fyffes Alternative Proposal.

3.7  Preparation of Joint Proxy Statement and Form S-4; Chiquita Shareholders Meeting

(a) As promptly as reasonably practicable following the date hereof, each of the Parties shall cooperate in preparing and, in the case of the Chiquita Parties, shall cause to be filed with the SEC (i) mutually acceptable proxy materials which shall constitute (A) the Scheme Document, which shall also constitute the proxy statement relating to the matters to be submitted to the Fyffes Shareholders at the Court Meeting and the EGM and (B) the proxy statement relating to the matters to be submitted to the Chiquita Shareholders at the Chiquita Shareholders Meeting (such joint proxy statement, and any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) a registration statement on Form S-4 (or such other form as may be deemed appropriate) (of which the Joint Proxy Statement will form a part) with respect to the issuance of IrHoldco Shares in respect of the Scheme and Merger (the “Form S-4”). Each of the Parties shall use all reasonable endeavours to have the Joint Proxy Statement cleared by the SEC (and any other non-U.S. government agencies, if any, that Chiquita and Fyffes determine in good faith to have jurisdiction over the Form S-4) and the Form S-4 to be declared effective by the SEC (and any such other jurisdiction that Chiquita and Fyffes determine in good faith to be appropriate), to keep the Form S-4 effective as long as is necessary to consummate the Combination and the Merger, and to mail the Joint Proxy Statement to their respective shareholders as promptly as practicable after the Form S-4 is declared effective, to the extent required by applicable Law. Each of the Parties shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Proxy Statement or the Form S-4 received from the SEC (or any such other jurisdiction). Each Party shall cooperate and provide the other Party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement or the Form S-4 prior to filing such with the SEC, and each Party will provide the other Party with a copy of all such filings made with the SEC (or any such other jurisdiction). Each Party shall use all reasonable endeavours to take any action required to be taken by it under any applicable state securities Laws in connection with the Combination or the Merger, and each Party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested by any Relevant Authority in connection with any such action. Each Party will advise the other Party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the IrHoldco Shares issuable in connection with the Combination and the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Form S-4. If, at any time prior to the Effective Time, any information relating to any of the Parties, or their respective Affiliates, officers or directors, should be discovered by either Party, and such information should be set forth in an amendment or supplement to the Joint Proxy Statement or the Form S-4 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and, to the extent required by Law an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Fyffes Shareholders and the Chiquita Shareholders.

(b) Chiquita shall duly take all lawful action to call, give notice of, convene and hold a meeting of the Chiquita Shareholders (the “Chiquita Shareholders Meeting”) as promptly as practicable following the date upon which the Form S-4 becomes effective for the purpose of obtaining the adoption of this Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the NJBCA (the “Chiquita Shareholder Approval”); provided that Chiquita need not hold the Chiquita Shareholders Meeting unless and until Fyffes is also convening and holding the Court Meeting and the EGM. Save as required by Law, Chiquita shall not adjourn or postpone the Chiquita Shareholders Meeting after filing of the Form S-4 without the consent of Fyffes (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that Chiquita may, without the consent of Fyffes, adjourn or postpone the Chiquita Shareholders Meeting (i) to the extent reasonably necessary to ensure that any required supplement or amendment to the Joint Proxy Statement or Form-S-4 is provided to the Chiquita Shareholders or to permit dissemination of information which is material to shareholders voting at the Chiquita Shareholder Meeting, but only for so long as the Chiquita Board determines in good faith, after having consulted with outside counsel, that such action is reasonably necessary or advisable to give the Chiquita Shareholders sufficient time to evaluate any such disclosure or information so provided or disseminated or (ii) if as of the time the Chiquita Shareholders Meeting is scheduled (as set forth in the Joint Proxy Statement), there are insufficient Chiquita Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Chiquita Shareholders Meeting, but only until a meeting can be held at which there are a sufficient number of Chiquita Shares represented to constitute a quorum or (B) voting for the Chiquita Shareholder Approval, but only until a meeting can be held at which there are a sufficient number of votes of holders of Chiquita Shares to obtain the Chiquita Shareholder Approval. Subject to Clause 5.4, Chiquita shall (i) use all reasonable endeavours to obtain from the Chiquita Shareholders the Chiquita Shareholder Approval and (ii) through the Chiquita Board, make the Chiquita Recommendation to the Chiquita Shareholders and include the Chiquita Recommendation in the Joint Proxy Statement. Unless this Agreement has been terminated in accordance with Clause 9, this Agreement shall be submitted to the Chiquita Shareholders at the Chiquita Shareholders Meeting for the purpose of obtaining the Chiquita Shareholder Approval, and nothing herein shall be deemed to relieve Chiquita of such obligation.

(c) Chiquita shall, prior to the Chiquita Shareholders Meeting, keep Fyffes reasonably informed in the two (2) weeks prior to the Chiquita Shareholders Meeting of the number of proxy votes received in respect of matters to be acted upon at the Chiquita Shareholders Meeting, and in any event shall provide such number promptly upon the request of Fyffes or its Representatives.

(d) Each of the Parties shall use all reasonable endeavours to cause the Chiquita Shareholders Meeting, the Court Meeting and the EGM to be held on the same date.

4.  EQUITY AWARDS

4.1  Fyffes Equity Award Holder Proposal

(a) Subject to the posting of the Scheme Document in accordance with Clause 3.1, the Parties agree that the Fyffes Equity Award Holder Proposal will be made to Fyffes Equity Award Holders in respect of their holdings of Fyffes Options in accordance with this Clause 4, Rule 15 of the Takeover Rules and the terms of the Fyffes Share Plans.

(b) The Fyffes Equity Award Holder Proposal shall be issued as a joint letter from Fyffes and Chiquita and the Parties shall agree the final form of the letter to be issued in respect of the Fyffes Equity Award Holder Proposal and all other documentation necessary to effect the Fyffes Equity Award Holder Proposal.

(c) Save as required by Law, the High Court and/or the Panel, neither Party shall amend the Fyffes Equity Award Holder Proposal after its despatch without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

4.2  Treatment of Fyffes Options

(a) Fyffes shall use commercially reasonable efforts to obtain agreement from those holders of Fyffes Options who are listed in Clause 4.2(a) of the Fyffes Disclosure Schedule (the “Senior Executives”) to (i) subject to Clause 4.2(d) below, and pursuant to the terms of the consent substantially in the form attached hereto as Exhibit 4.2(a)(1) (the “Consent”), prohibit the exercise by Senior Executives during the period beginning on the date hereof and ending on the date that is seven calendar days following the Effective Time (the “Exercise Moratorium”) and (ii) support the rule changes or amendments to the Fyffes Option Scheme substantially in the form attached hereto as Exhibit 4.2(a)(2) (together, the “Rule Change”).

(b) Subject to Clause 4.2(d) below, upon the Effective Time, each Fyffes Option shall be assumed by IrHoldco and converted into an option to acquire, on the same terms and conditions as were applicable under such Fyffes Option immediately prior to the Effective Time (provided that each such assumed option shall be fully vested as to performance-based conditions but will remain subject to any outstanding time-based conditions to exercise), a number of IrHoldco Shares determined by multiplying the number of Fyffes Shares subject to the Fyffes Option immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded down to the nearest whole share, at a per share exercise price (in euro) determined by dividing the per share exercise price (in euro) of such Fyffes Option immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded up to the nearest whole cent (in euro) (each a “Fyffes Rollover Option”); provided, however, that each Fyffes Option held by a United States taxpayer (i) that is an “incentive stock option” (as defined in Code Section 422) shall be adjusted in accordance with the requirements of Code Section 424, and (ii) shall be adjusted in a manner that complies with Code Section 409A.

(c) Subject to Clauses 4.2(a) above and 4.2(d) below, the Parties shall use reasonable efforts so that each holder of a Fyffes Option (other than a Fyffes Cashout Option) shall be permitted to exercise vested Fyffes Rollover Options that such holder will receive pursuant to Clause 4.2(b), pursuant to a broker-assisted “cashless” exercise transaction.

(d) Notwithstanding any provision of Clauses 4.2(b) or 4.2(c) to the contrary, to the extent the Option Conversion Committee reasonably determines (which it shall do in good faith) that it is necessary or advisable to cancel one or more Fyffes Options (the “Fyffes Cashout Options”) in order to minimize the risk that the transactions contemplated by this Agreement would constitute either (i) a “Change of Control” (as defined under the Indenture, dated as of February 5, 2013, among Chiquita Brands International, Inc., Chiquita Brands L.L.C., Wells Fargo Bank, N.A. and other parties thereto (the “Chiquita Indenture”)) for purposes of the Chiquita Indenture or (ii) a “Change in Control” (as defined in the Chiquita Share Plans) for purposes of the Chiquita Share Plans, then Fyffes shall cause the Fyffes Cashout Options to be cancelled immediately prior to the Effective Time and, in exchange, the holder of any such cancelled Fyffes Cashout Option shall receive, with respect to each Fyffes Share that was issuable pursuant to such Fyffes Cashout Option, an amount in cash from Fyffes equal to the excess (if any) of (x) the value of the underlying Fyffes Share at the Effective Time and (y) the exercise price payable pursuant to such Fyffes Cashout Option for that Fyffes Share, less (z) applicable taxes (the “Fyffes Option Cashout Payment”). For the avoidance of doubt, to the extent the exercise price of a Fyffes Cashout Option is greater than or equal to the value of an underlying Fyffes Share at the Effective Time, such Fyffes Cashout Option may be cancelled without any consideration. The Fyffes Option Cashout Payment, if any, shall be payable as soon as reasonably practical following the Effective Time. The “Option Conversion Committee” shall be a committee composed of one designated representative from Fyffes and one designated representative from Chiquita. Subject to the approval of the Panel, Fyffes shall cause the Fyffes Option Scheme to be amended, as soon as practicable following the date hereof, to permit the treatment of Fyffes Options set forth in this Clause 4. Chiquita and Fyffes agree to take or cause to be taken such steps as are necessary to obtain such approval and to resolve such objections (if any) that the Panel may assert in order to permit the treatment of Fyffes Options set forth in this Clause 4.2.

(e) The Rule Change shall:

(i) Permit the Option Conversion Committee, in its sole discretion, on a case-by-case basis, to waive the Exercise Moratorium with respect to any Fyffes Option or designate any Fyffes Option as a Fyffes Cashout Option; and

(ii) extend the post-termination period described in Sections 9,10 and 11 of the Fyffes Option Scheme to take account of the Exercise Moratorium.

4.3  Treatment of Fyffes Short Term Incentive Plan

(a) Subject to the approval of the Panel, any awards which vest under the Fyffes Short Term Incentive Plan shall be paid in cash within one month following the date of vesting and there shall be no deferral of any part of the award into Fyffes Shares.

(b) Subject to any approval required from any Tax Authority and in accordance with the terms of the Fyffes Share Plans and applicable award agreements evidencing the outstanding Fyffes Share Awards, each Fyffes Share Award granted under the Fyffes Share Plans that is outstanding immediately prior to the Effective Time shall, by virtue of the occurrence of the Effective Time and pursuant to the Scheme and without any action on the part of the holder of such Fyffes Share Award, be assumed by IrHoldco and converted into the right to receive, on the same terms and conditions as were applicable under such Fyffes Share Award immediately prior to the Effective Time, a number of share awards denominated in IrHoldco Shares determined by multiplying the number of Fyffes Shares subject to the Fyffes Share Award immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded down to the nearest whole share (any Fractional Entitlements shall be treated in accordance with Clause 4.9); provided, however, that to the extent that any Fyffes Share Award payable in Fyffes Shares shall become vested as a result of the transactions contemplated by the Scheme, such Fyffes Share Award shall become vested immediately prior to the Effective Time and, by virtue of the occurrence of the Effective Time and pursuant to the Scheme (or as appropriate the Organisational Documents of Fyffes to be adopted at the EGM) and without any action on the part of the holder of such Fyffes Share Award, the Fyffes Shares paid in respect of such award be converted into the right to receive from IrHoldco the Scheme Consideration in accordance with Clause 8.1(c)(i), less the Applicable Withholding Amount, no later than seven calendar days following the Effective Date.

4.4  Other Actions in Connection with the Assumption of Fyffes Options and Fyffes Share Awards

(a) Not later than seven Business Days following the Effective Time, IrHoldco shall deliver to the holders of Fyffes Rollover Options appropriate notices setting forth such holders’ rights pursuant to the Fyffes Share Plans, and the agreements evidencing the grants of such Fyffes Rollover Options shall continue in effect on the same terms and conditions (subject to the adjustments required by Clause 4.2 after giving effect to the Merger and the assumption by IrHoldco as set forth above).

(b) IrHoldco shall take all corporate action necessary to reserve for issuance a sufficient number of IrHoldco Shares for delivery with respect to Fyffes Rollover Options assumed by it in accordance with Clause 4.2. As of the Effective Time, IrHoldco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the IrHoldco Shares subject to such Fyffes Rollover Options and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Fyffes Rollover Options remain outstanding.

(c) For purposes of this Agreement, “Fyffes Equity Exchange Ratio” shall equal the Exchange Ratio.

4.5  Chiquita Share Awards

(a) The Chiquita Board or the appropriate committee thereof shall take all action necessary so that:

(i) Each option or other right to acquire Chiquita Shares granted under any Chiquita Share Plan (an “Chiquita Share Option”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an option or other right to acquire Chiquita Shares and shall be converted, at the Effective Time, into an option to acquire, on the same terms and conditions as were applicable under the Chiquita Share Option (but taking into account any changes thereto provided for in the applicable Chiquita Share Plan, in any applicable award agreement or in such option), that number of IrHoldco Shares equal to the number of Chiquita Shares subject to such Chiquita Share Option immediately prior to the Effective Time, at a price per share equal to the per share exercise price specified in such Chiquita Share Option immediately prior to the Effective Time;

(ii) Each issued and outstanding Chiquita Share subject to vesting or other lapse restrictions pursuant to the Chiquita Share Plans immediately prior to the Effective Time (a “Restricted Chiquita Share”) shall, as of the Effective Time, cease to represent a right to acquire a Chiquita Share and shall be converted into the right to receive one IrHoldco Share, subject to the same terms and conditions (including vesting and other lapse restrictions) as were applicable to the Restricted Chiquita Share in respect of which it was issued, except as set forth below with respect to Restricted Chiquita Shares the vesting of which is conditioned upon attainment of any then-applicable performance goals;

(iii) Each stock-based award, other than a Chiquita Share Option or Restricted Chiquita Share (“Other Chiquita Share-Based Awards”), granted under any Chiquita Share Plan and outstanding immediately prior to the Effective Time shall, as of the Effective Time, cease to represent an award based on Chiquita Shares and shall be converted into an award based on a number of IrHoldco Shares equal to the number of Chiquita Shares covered by such Other Chiquita Share-Based Award, provided that such a converted stock-based right or award shall be subject to the same terms and conditions (including the vesting terms) as were applicable to such Other Chiquita Share-Based Award in respect of which it was issued, except for (1) each Other Chiquita Share-Based Award granted under the Chiquita Relocation Retention Program (which shall be settled in Chiquita Shares immediately prior to the Effective Time) and (2) as set forth below with respect to Other Chiquita Share-Based Awards the vesting of which is conditioned upon the attainment of any then-applicable performance goals;

(iv) Each Restricted Chiquita Share and Other Chiquita Share-Based Award the vesting of which is conditioned upon the attainment of performance goals and with respect to which the performance period is ongoing as of the Effective Time shall be converted into a time-based award which will vest based upon the holder’s continued employment through the originally scheduled vesting date or dates, at the target level of performance; provided that performance based restricted stock units which have not yet been earned and are subject to attainment of share prices with respect to Chiquita Shares shall remain unvested and shall be adjusted so that the share price goals pertain to IrHoldco Shares; and

(v) Except as set forth on Section 4.5(a)(v) of the Chiquita Disclosure Schedule, the transactions contemplated by this Agreement are not intended to constitute a “Change in Control” (as defined in the Chiquita Share Plans) for purposes of (i) the Chiquita Share Plans or (ii) any employment, change in control, retention or similar agreements, plans, policies or arrangements between Chiquita and any current or former director or employee of the Chiquita Group (including any Chiquita Benefit Plans) that incorporate by reference such “Change in Control” definition.

(b) As soon as practicable after the Effective Time, IrHoldco shall deliver to the holders of Chiquita Share Options, Restricted Chiquita Shares and Other Chiquita Share-Based Awards appropriate notices setting forth such holders’ rights pursuant to the Chiquita Share Plans, and the agreements evidencing the grants of such Chiquita Share Options, Restricted Chiquita Shares and Other Chiquita Share-Based

Awards, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments required by this Clause 4.5 after giving effect to the Merger and the assumption by IrHoldco as set forth above).

(c) IrHoldco shall take all corporate action necessary to reserve for issuance a sufficient number of IrHoldco Shares for delivery with respect to Chiquita Share Options, Restricted Chiquita Shares and Other Chiquita Share-Based Awards assumed by it in accordance with this Clause 4.5. As of the Effective Time, if requested by Chiquita prior to the Effective Time, IrHoldco shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the IrHoldco Shares subject to such Chiquita equity awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Chiquita equity awards remain outstanding.

4.6  Assumption of Chiquita Share Plans

(a) As of the Effective Time, IrHoldco will assume all Chiquita Share Plans and the awards granted thereunder in accordance with Clause 4.5 and will be able to grant stock awards, to the extent permissible by applicable Laws and NYSE regulations, under the terms of the Chiquita Share Plans covering the reserved but unissued Chiquita Shares, except that (i) Chiquita Shares covered by such awards will be IrHoldco Shares and (ii) all references to a number of Chiquita Shares will be changed to references to IrHoldco Shares (and may be otherwise equitably adjusted, to the extent permitted under such plans and applicable Law).

(b) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the Chiquita Board (or, if appropriate, any committee administering the Chiquita Share Plans) and IrHoldco shall adopt such resolutions and take such other actions as may be reasonably required to effectuate the foregoing provisions of this Clause 4.6 subject to any adjustments that may be required by Irish law or by virtue of the fact that IrHoldco will be an Irish public limited company.

4.7  Corporate Actions

As soon as practicable following the date of this Agreement and, in any event, prior to the Effective Date, the Fyffes Board (or an appropriate committee thereof) shall adopt any resolutions and use reasonable endeavours (including making any required amendments to the Fyffes Share Plans) as may be required to effectuate the provisions of Clauses 4.2, 4.3 and 4.4. Fyffes shall take all actions necessary to ensure that from and after the Effective Time neither Chiquita nor IrHoldco nor any of their Affiliates will be required to deliver Fyffes Shares or other capital stock of Fyffes to any Fyffes Equity Award Holders pursuant to or in settlement of Fyffes Options or Fyffes Share Awards. Each of the Parties shall use reasonable endeavours to take any actions reasonably necessary to effectuate the transactions contemplated by this Clause 4, including, without limitation, having the applicable board or committee administering the plans governing the affected awards, adopt resolutions necessary to effect the foregoing.

4.8  Amendment of Articles

Fyffes shall procure that a special resolution be put before the Fyffes Shareholders at the EGM proposing that the Articles of Association of Fyffes be amended so that any Fyffes Shares allotted following the EGM will either be subject to the terms of the Scheme or acquired by IrHoldco for the same consideration per Fyffes Share as shall be payable to Fyffes Shareholders under the Scheme (depending upon the timing of such allotment); provided, however that nothing in such amendment to the Articles of Association shall prohibit the sale (whether on a stock exchange or otherwise) of any Fyffes Shares issued on the exercise of Fyffes Options outstanding on the date hereof or vesting or settlement of Fyffes Share Awards outstanding on the date hereof, as applicable, following the EGM but prior to the sanction of the Scheme by the High Court, it being always acknowledged that each and every Fyffes Share will be bound by the terms of the Scheme. Fyffes Shares allotted after the Court Hearing and acquired by IrHoldco for the same consideration per Fyffes Share as shall be payable to Fyffes Shareholders under the Scheme are hereinafter referred to as “Scheme Transfer Shares”.

4.9  Fractional Entitlements

Notwithstanding anything to the contrary contained in this Clause 4, no Fractional Entitlements shall be issued by IrHoldco under Clause 4.2.

5.  FYFFES AND CHIQUITA CONDUCT

5.1  Conduct of Business by Fyffes

(a) At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.1 of the Fyffes Disclosure Schedule (it being agreed that disclosure of any matter in any sub-clause of Clause 5.1 of the Fyffes Disclosure Schedule shall be deemed a disclosure with respect to any other sub-clause of this Clause 5.1 to which the relevance of such information is reasonably apparent), or with the prior written consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), Fyffes shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects, and use all reasonable endeavours to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers and other third parties; provided, however, that no action by Fyffes or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.1(b).

(b) At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.1 of the Fyffes Disclosure Schedule, or with the prior written consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), Fyffes:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to the outstanding shares in its capital (whether in cash, assets, shares or other securities of Fyffes or its Subsidiaries), except (A) dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice and (B) that, subject to Clause 7.9, Fyffes may continue to pay regular cash dividends on Fyffes Shares of not more than €0.68 per share, which may be increased by up to 5% (with respect to interim dividends) and €1.42 per share, which may be increased by up to 5% (with respect to final dividends), consistent with past practice as to timing of declaration, record date and payment date;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its shares of capital in issue, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares in its capital, except for any such transaction by a wholly owned Subsidiary of Fyffes (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) shall not, and shall not permit any of its Subsidiaries to (A) grant any Fyffes Options, Fyffes Share Awards or any other equity or equity-based awards or long-term incentives other than in the ordinary course of business consistent with past practice, provided that (i) the vesting of any awards granted after the date hereof shall not accelerate by virtue of the Effective Time and (ii) no such award may be granted with terms and conditions which would increase the likelihood, in the reasonable judgment of Fyffes and Chiquita, that the transactions contemplated by this Agreement would constitute a Change of Control under the Chiquita Indenture or a Change in Control for purposes of the Chiquita Share Plans, without giving effect to the Fyffes Cashout Options, and, provided, further, that purchases of Fyffes Shares pursuant to the Fyffes Profit Sharing Plan shall be permitted in the ordinary course of business consistent with past practice, (B) increase the compensation or other benefits payable or provided to Fyffes’ current or former directors, corporate officers or executive officers (other than payments due under the Fyffes Short Term Incentive Plan)

other than in the ordinary course of business consistent with past practice, (C) increase the compensation or other benefits payable or provided to Fyffes’ employees who are not current or former directors, corporate officers or executive officers, other than in the ordinary course of business and consistent with past practices (including, but not limited to, payments due under the Fyffes Short Term Incentive Plan), (D) enter into any employment, change of control, severance or retention agreement with any Material Employee of Fyffes (except (1) to the extent necessary to replace a departing employee who was party to such an agreement, in which case, any such new agreement shall not provide for compensation or benefits materially in excess of the compensation or benefits payable to such departing employee at the time of his or her termination, (2) for employment agreements terminable on less than 30 days’ notice without penalty or liability or (3) for severance agreements that provide severance benefits that are not in excess of those benefits provided under Fyffes’ severance plan, as in effect on the date hereof, entered into with employees in the ordinary course of business and consistent with past practices in connection with terminations of employment), (E) terminate the employment of any corporate officers or executive officers other than for cause, (F) amend any performance targets with respect to any outstanding bonus or equity awards, (G) increase the funding obligation or contribution rate of any Fyffes Benefit Plan other than in the ordinary course of business and consistent with past practices, (H) establish, adopt, enter into, amend or terminate any Fyffes Benefit Plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (I) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or other agreement with a labour union or labour organisation (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in the case of each of sub-clauses (A) through (I) of this Clause 5.1(b)(iii), as required by existing written agreements or Fyffes Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law. Notwithstanding the foregoing, Fyffes and its Subsidiaries shall be able to make routine promotions in the ordinary course of business consistent with past practice;

(iv) shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Fyffes, except as required by EU IFRS or applicable Law;

(v) shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5,000,000 in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any Clearance required to satisfy a Condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Combination), and (ii) in respect of any mergers, consolidations or business combinations among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement), or pursuant to existing contracts set forth in Clause 5.1(b)(v) of the Fyffes Disclosure Schedule;

(vi) shall not amend the Fyffes Memorandum and Articles of Association in any manner that would adversely affect the consummation of the transactions contemplated by this Agreement, and shall not permit any of its Subsidiaries to adopt any material amendments to its Organisational Documents;

(vii) shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital, voting securities or other equity interest in Fyffes or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Fyffes Option under any existing Fyffes Share Plan, other than (A) issuances of Fyffes Shares in respect of any exercise of Fyffes Options or the vesting or settlement of Fyffes Share Awards outstanding on the date hereof or as may be granted after the date hereof in accordance with this Clause 5.1(b), (B) withholding of Fyffes Shares to satisfy Tax obligations pertaining to the exercise of Fyffes Options or the vesting or settlement of Fyffes Share Awards or to satisfy the exercise price with respect to Fyffes Options or to effectuate an optionee direction upon exercise and (C) transactions among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(viii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Fyffes Shares tendered by holders of Fyffes Options and Fyffes Share Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) transactions among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(ix) shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement), (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Fyffes or any of its Subsidiaries, (C) guarantees by Fyffes of indebtedness for borrowed money of Subsidiaries of Fyffes or guarantees by Fyffes’ Subsidiaries of indebtedness for borrowed money of Fyffes or any Subsidiary of Fyffes, which indebtedness is incurred in compliance with this Clause 5.1(b)(ix), (D) indebtedness for borrowed money incurred pursuant to agreements entered into by Fyffes or its Subsidiaries in effect prior to the execution of this Agreement and set forth in Clause 5.1(b)(ix) of the Fyffes Disclosure Schedule (or entered into to refinance such indebtedness), (E) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (F) indebtedness for borrowed money not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Fyffes or any of its Subsidiaries other than in accordance with sub-clauses (A) – (D), inclusive; provided that nothing contained herein shall prohibit Fyffes and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(x) shall not, and shall not permit any of its Subsidiaries to, make any loans to any other person involving in excess of $5 million individually or in the aggregate, except (A) (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement) for loans among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries or (B) as set forth in Clause 5.1(b)(x) of the Fyffes Disclosure Schedule;

(xi) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Fyffes Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to sub-clause (ix) hereof, (C) sales of inventory in the ordinary course of business, (D) for transactions involving less than $1,000,000 individually and $5,000,000 in the aggregate, (E) (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) for transactions among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries, or (F) items set forth in Clause 5.1(b)(xi) of the Fyffes Disclosure Schedule;

(xii) shall not, and shall not permit any of its Subsidiaries to, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending against Fyffes or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than (A) the compromise or settlement of claims, litigation, investigations or proceedings of the type described in Clause 5.1(b)(xii)(A) of the Fyffes Disclosure Schedule (the “Clause 5.1(b)(xii)(A) Claims”), as set forth in Clause 5.1(b)(xii)(A) of the Fyffes Disclosure Schedule and (B) in the case of any other such claims, litigations, investigations or proceedings that are not Clause 5.1(b)(xii)(A) Claims, any such compromise or settlement that (x) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, the applicable amounts set forth on Clause 5.1(b)(xii)(B) of the Fyffes Disclosure Schedule or $5,000,000 (whichever amount is lower), (y) does not impose any material injunctive relief on Fyffes and its Subsidiaries, or otherwise as required by applicable Law or any judgment by a court of competent jurisdiction and (z) does not relate to any class action type claims, litigation, investigations or proceedings;

(xiii) shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes for the Fyffes Group, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material amount of Tax refund;

(xiv) shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, materially in excess of the amounts set forth in Clause 5.1(b)(xiv) of the Fyffes Disclosure Schedule;

(xv) except in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Fyffes Material Contract, or materially modify, materially amend or terminate any Fyffes Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby;

(xvi) shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby, (A) for the sale, lease, or transfer (including the licensing, subleasing, or assigning) of any Fyffes Owned Real Property or Fyffes Leased Real Property, (B) to amend or modify in any material respect any Fyffes Lease, or (C) to lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained, prior to the date hereof, would constitute Fyffes Owned Real Property or Fyffes Leased Real Property;

(xvii) shall not, and shall not permit any of its Subsidiaries to, other than in the ordinary course of business, alter any intercompany arrangements or agreements or the ownership structure among Fyffes and its wholly owned Subsidiaries or among Fyffes’ wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Fyffes or any of its Subsidiaries;

(xviii) shall not, and shall not permit any of its Subsidiaries to, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Fyffes covering Fyffes or any of its Subsidiaries, or their respective properties unless such terminated policies are replaced by a comparable amount of insurance coverage;

(xix) shall not adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Fyffes or any of its Material Subsidiaries; and

(xx) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

5.2  Conduct of Business by Chiquita

(a) At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.2 of the Chiquita Disclosure Schedule (it being agreed that disclosure of any matter in any sub-clause of Clause 5.2 of the Chiquita Disclosure Schedule shall be deemed a disclosure with respect to any other sub-clause of this Clause 5.2 to which the relevance of such information is reasonably apparent), or with the prior written consent of Fyffes (such consent not to be unreasonably withheld, conditioned or delayed), Chiquita shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects, and use all reasonable endeavours to maintain and preserve its business organization and its material rights and maintain relationships with customers, suppliers and other third parties; provided, however, that no action by Chiquita or its Subsidiaries with respect to matters specifically addressed by any provision of Clause 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Clause 5.2(b).

(b) At all times from the execution of this Agreement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, except as may be required by Law, or as expressly contemplated or permitted elsewhere in this Agreement, or as set forth in Clause 5.2 of the Chiquita Disclosure Schedule, or with the prior written consent of Fyffes (such consent not to be unreasonably withheld, conditioned or delayed), Chiquita:

(i) shall not, and shall not permit any of its Subsidiaries that is not wholly owned to, authorise or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Chiquita or its Subsidiaries), except dividends and distributions paid or made on a pro rata basis by Subsidiaries in the ordinary course consistent with past practice;

(ii) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock, or issue or authorise the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Chiquita (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) shall not, and shall not permit any of its Subsidiaries to (A) grant any Chiquita Share Options, Chiquita Share Awards or any other equity-based awards or long-term incentives other than in the ordinary course of business consistent with past practice, (B) increase the compensation or other benefits payable or provided to Chiquita’s current or former directors, corporate officers or executive officers other than in the ordinary course of business consistent with past practice,

(C) increase the compensation or other benefits payable or provided to Chiquita’s employees who are not current or former directors, corporate officers or executive officers, other than in the ordinary course of business and consistent with past practices, (D) enter into any employment, change of control, severance or retention agreement with any Material Employee of Chiquita (except (1) to the extent necessary to replace a departing employee who was party to such an agreement, in which case, any such new agreement shall not provide for compensation or benefits materially in excess of the compensation or benefits payable to such departing employee at the time of his or her termination, (2) for employment agreements terminable on less than 30 days’ notice without penalty or liability or (3) for severance agreements that provide severance benefits that are not in excess of those benefits provided under Chiquita’s severance plan, as in effect on the date hereof, entered into with employees in the ordinary course of business and consistent with past practices in connection with terminations of employment), (E) terminate the employment of any corporate officers or executive officers other than for cause, (F) amend any performance targets with respect to any outstanding bonus or equity awards, (G) increase the funding obligation or contribution rate of any Chiquita Benefit Plan subject to Title IV of ERISA other than in the ordinary course of business and consistent with past practices, (H) establish, adopt, enter into, amend or terminate any Chiquita Benefit Plan or any other agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, or (I) negotiate, enter into, amend, modify or terminate any collective bargaining agreement or other agreement with a labour union or labour organisation (other than to renew any of the foregoing on substantially similar terms and consistent with past practice), except, in the case of each of sub-clauses (A) through (I) of this Clause 5.2(b)(iii), as required by existing written agreements or Chiquita Benefit Plans in effect as of the date of this Agreement or as otherwise required by applicable Law. Notwithstanding the foregoing, Chiquita and its Subsidiaries shall be able to make routine promotions in the ordinary course of business consistent with past practice;

(iv) shall not, and shall not permit any of its Subsidiaries to, make any change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes that would materially affect the consolidated assets, liabilities or results of operations of Chiquita, except as required by US GAAP or applicable Law;

(v) shall not, and shall not permit any of its Subsidiaries to, authorise or announce an intention to authorise, or enter into agreements with respect to, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any business or division thereof, or any mergers, consolidations or business combinations except (i) for any of the foregoing which satisfies both of the following criteria: (a) has a purchase price or value, as applicable, that does not exceed $5,000,000 in the aggregate and (b) is not reasonably expected to make it more difficult to obtain any Clearance required to satisfy a Condition or that would reasonably be expected to prevent or materially delay or impede the consummation of the transactions contemplated by this Agreement (including the Combination), and (ii) in respect of any mergers, consolidations or business combinations among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement), or pursuant to existing contracts set forth in Clause 5.1(b)(v) of the Chiquita Disclosure Schedule;

(vi) shall not amend the Chiquita Certificate of Incorporation, the Chiquita Bylaws or the IrHoldco Memorandum and Articles of Association, and shall not permit any of the other Chiquita Merger Parties to amend any of the Other Chiquita Merger Party Organisational Documents, in each case in any manner that would adversely affect the consummation of the transactions contemplated by this Agreement, and shall not permit any of its Subsidiaries to adopt any material amendments to its Organisational Documents;

(vii) shall not, and shall not permit any of its Subsidiaries to, issue, deliver, grant, sell, pledge, dispose of or encumber, or authorise the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares of its capital stock, voting securities or other equity interest in Chiquita or any Subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares of capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Chiquita Share Option under any existing Chiquita Share Plan, other than (A) issuances of Chiquita Shares in respect of any exercise of Chiquita Share Options or the vesting or settlement of Chiquita Share Awards outstanding on the date hereof or as may be granted after the date hereof in accordance with this Clause 5.2(b), (B) withholding of Chiquita Shares to satisfy Tax obligations pertaining to the exercise of Chiquita Share Options or the vesting or settlement of Chiquita Share Awards or to satisfy the exercise price with respect to Chiquita Share Options or to effectuate an optionee direction upon exercise; (C) issuances of Chiquita Shares upon conversion of the Chiquita Convertible Notes outstanding as of the date of this Agreement; (D) transactions among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(viii) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (A) acquisitions of Chiquita Shares tendered by holders of Chiquita Share Options and Chiquita Share Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto and (B) transactions among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement);

(ix) shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness for borrowed money among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement), (B) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness for borrowed money of Chiquita or any of its Subsidiaries, (C) guarantees by Chiquita of indebtedness for borrowed money of Subsidiaries of Chiquita or guarantees by Chiquita’s Subsidiaries of indebtedness for borrowed money of Chiquita or any Subsidiary of Chiquita, which indebtedness is incurred in compliance with this Clause 5.2(b)(ix), (D) indebtedness for borrowed money incurred pursuant to agreements entered into by Chiquita or its Subsidiaries in effect prior to the execution of this Agreement and set forth in Clause 5.2(b)(ix) of the Chiquita Disclosure Schedule (or entered into to refinance such indebtedness), (E) transactions at the stated maturity of such indebtedness and required amortization or mandatory prepayments and (F) indebtedness for borrowed money not to exceed $5 million in aggregate principal amount outstanding at any time incurred by Chiquita or any of its Subsidiaries other than in accordance with sub-clauses (A) – (D), inclusive; provided that nothing contained herein shall prohibit Chiquita and its Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(x) shall not, and shall not permit any of its Subsidiaries to, make any loans to any other person involving in excess of $5 million individually or in the aggregate, except (A) (unless such transaction would be reasonably expected to have adverse tax consequences with respect to the transactions contemplated by this Agreement) for loans among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries or (B) as set forth in Clause 5.2(b)(x) of the Chiquita Disclosure Schedule;

(xi) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Chiquita Permitted Liens), any of its material properties or assets (including shares in the capital of its or their Subsidiaries), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) in the case of Liens, as required in connection with any indebtedness permitted to be incurred pursuant to sub-clause (ix) hereof, (C) sales of inventory in the ordinary course of business, (D) for transactions involving less than $1,000,000 individually and $5,000,000 in the aggregate, (E) (unless such transaction would be reasonably expected to have material adverse tax consequences with respect to the transactions contemplated by this Agreement) for transactions among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries or (F) items set forth in Clause 5.2(b)(xi) of the Chiquita Disclosure Schedule;

(xii) shall not, and shall not permit any of its Subsidiaries to, compromise or settle any claim, litigation, investigation or proceeding, in each case made or pending against Chiquita or any of its Subsidiaries (for the avoidance of doubt, not including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their officers and directors in their capacities as such, other than (A) the compromise or settlement of claims, litigation, investigations or proceedings of the type described in Clause 5.2(b)(xii)(A) of the Chiquita Disclosure Schedule (the “Clause 5.2(b)(xii)(A) Claims”), as set forth in Clause 5.2(b)(xii)(A) of the Chiquita Disclosure Schedule and (B) in the case of any other such claims, litigations, investigations or proceedings that are not Clause 5.2(b)(xii)(A) Claims, any such compromise or settlement that (x) is for an amount not to exceed, for any such compromise or settlement individually or in the aggregate, the applicable amounts set forth on Clause 5.2(b)(xii)(B) of the Chiquita Disclosure Schedule or $5,000,000 (whichever amount is lower), (y) does not impose any material injunctive relief on Chiquita and its Subsidiaries, or otherwise as required by applicable Law or any judgment by a court of competent jurisdiction and (z) does not relate to any class action type claims, litigation, investigations or proceedings;

(xiii) shall not, and shall not permit any of its Subsidiaries to, make or change any material Tax election, change any material method of Tax accounting, file any material amended Tax Return, settle or compromise any audit or proceeding relating to a material amount of Taxes for the Chiquita Group, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes or surrender any right to claim a material amount of Tax refund;

(xiv) shall not, and shall not permit any of its Subsidiaries to, make any new capital expenditure or expenditures, or commit to do so, materially in excess of the amounts set forth in Clause 5.2(b)(xiv) of the Chiquita Disclosure Schedule;

(xv) except in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would, if entered into prior to the date hereof, be a Chiquita Material Contract, or materially modify, materially amend or terminate any Chiquita Material Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned, in each case as applicable, would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby;

(xvi) shall not, and shall not permit any of its Subsidiaries to, enter into any contract that would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its Subsidiaries, taken as a whole, to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby, (A) for the sale, lease, or transfer (including the licensing, subleasing, or assigning) of any Chiquita Owned Real Property or Chiquita Leased Real Property, (B) to amend or modify in any material respect any Chiquita Lease, or (C) to lease, license, acquire or otherwise obtain property interests in any real property which, if such real property were acquired, licensed, leased, or for which any other property interests were obtained, prior to the date hereof, would constitute Chiquita Owned Real Property or Chiquita Leased Real Property.

(xvii) shall not, and shall not permit any of its Subsidiaries to, other than in the ordinary course of business, alter any intercompany arrangements or agreements or the ownership structure among Chiquita and its wholly owned Subsidiaries or among Chiquita’s wholly owned Subsidiaries if such alterations, individually or in the aggregate, would reasonably be expected to have material tax consequences to Chiquita or any of its Subsidiaries;

(xviii) shall not, and shall not permit any of its Subsidiaries to, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by Chiquita covering Chiquita or any of its Subsidiaries, or their respective properties unless such terminated policies are replaced by a comparable amount of insurance coverage;

(xix) shall not adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Chiquita or any of its Material Subsidiaries; and

(xx) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions.

5.3  Non-Solicitation Applicable to Fyffes

(a) Subject to any actions which Fyffes is required to take so as to comply with the requirements of the Takeover Rules, Fyffes agrees that neither it nor any Subsidiary of Fyffes nor any of their respective officers, directors or employees shall, and that it shall use all reasonable endeavours to cause its and their respective Representatives and any person Acting in Concert with Fyffes not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Fyffes Alternative Proposal, or (ii) participate in any discussions or negotiations regarding a Fyffes Alternative Proposal with, or furnish any nonpublic information of Fyffes to, any person that has made or, to Fyffes’ knowledge, is considering making a Fyffes Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.3. Fyffes shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Fyffes Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Fyffes Alternative Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

(b) Notwithstanding the limitations set forth in Clause 5.3(a), if Fyffes receives a bona fide unsolicited written Fyffes Alternative Proposal or enquiry or proposal from a person who is intending on making a Fyffes Alternative Proposal and the Fyffes Board determines in good faith (after consultation with Fyffes’ financial advisors and outside legal counsel) that the failure to take the actions described in sub-clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law (including, for the avoidance of doubt, Rule 20.2 of the Takeover Rules), and which Fyffes Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.3, Fyffes may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any persons working in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Fyffes Alternative Proposal (provided that all such information has previously been provided to Chiquita or is provided to Chiquita prior to or concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Fyffes receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such person than the Confidentiality Agreement (other than to permit the submission of a proposal to the Fyffes Board) and (y) engage in discussions or negotiations with the third party (and such other persons) with respect to such Fyffes Alternative Proposal. Fyffes will promptly (and in any event within 48 hours of receipt) notify Chiquita orally and in writing of the receipt of any Fyffes

Alternative Proposal or any communication or proposal that may reasonably be expected to lead to a Fyffes Alternative Proposal and shall, in the case of any such notice to Chiquita as to receipt of a Fyffes Alternative Proposal, indicate the material terms and conditions of such Fyffes Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the person making any such Fyffes Alternative Proposal and thereafter shall promptly keep Chiquita reasonably informed on a current basis of any material change to the terms and status of any such Fyffes Alternative Proposal. Fyffes shall provide to Chiquita as soon as reasonably practicable after receipt or delivery thereof (and in any event within 48 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between Fyffes or any of its Subsidiaries and the person making a Fyffes Alternative Proposal (or such person’s Representatives) that describes any of the material terms or conditions of such Fyffes Alternative Proposal. Fyffes shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits Fyffes or any of its Subsidiaries from providing such information to Chiquita or complying with its obligations to Chiquita under this Agreement.

(c) Except as set forth in Clauses 5.3(d), (e) and (f) below, neither the Fyffes Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Chiquita), or propose publicly to withdraw (or modify in any manner adverse to Chiquita), the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii), as applicable, or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal (any action in this sub-clause (i) being referred to as a “Fyffes Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication in and of itself shall constitute a Fyffes Change of Recommendation and (y) for the avoidance of doubt, the provision by Fyffes to Chiquita of notice or information in connection with a Fyffes Alternative Proposal or Fyffes Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Fyffes Change of Recommendation) or (ii) cause or allow Fyffes or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Fyffes Alternative Proposal, or requiring, or reasonably expected to cause, Fyffes to abandon, terminate, delay or fail to consummate the Combination (other than as contemplated by and in accordance with Clause 5.3(i) and other than a confidentiality agreement referred to in Clause 5.3(b)).

(d) Nothing in this Agreement shall prohibit or restrict the Fyffes Board, at any time prior to obtaining the Fyffes Shareholder Approval, from making a Fyffes Change of Recommendation if the Fyffes Board has concluded in good faith (after consultation with Fyffes’ outside legal counsel and financial advisors) (i) that a Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal and (ii) that the failure to make a Fyffes Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Fyffes shall have provided prior written notice to Chiquita, at least three Business Days in advance, of the Fyffes Board’s intention to make such Fyffes Change of Recommendation, and specifying the material terms of the Fyffes Alternative Proposal, the identity of the person making such Fyffes Alternative Proposal and such other information with respect to such Fyffes Alternative Proposal required by Clause 5.3(b), and provided, further, that the Fyffes Board shall take into account any changes to the terms of this Agreement, the Combination, the Scheme and/or the Merger proposed by Chiquita during such three Business Day period in response to such prior written notice or otherwise, and during such three Business Day period Fyffes shall engage in good faith negotiations with Chiquita regarding any changes to the terms of this Agreement proposed by Chiquita.

(e) Nothing in this Agreement shall prohibit or restrict the Fyffes Board, in response to an Intervening Event, from making a Fyffes Change of Recommendation at any time prior to obtaining the Fyffes Shareholder Approval if the Fyffes Board has concluded in good faith (after consultation with Fyffes’ outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that Fyffes shall have provided prior written notice to Chiquita, at least three Business Days in advance, of the Fyffes’ Board’s intention to make such Fyffes Change of Recommendation and specifying the reasons therefor, and provided, further, that the Fyffes Board shall take into account any changes to the terms of the Agreement, the Combination, the Scheme and/or the Merger proposed by Chiquita in response to such prior written notice or otherwise, and during such three Business Day period Fyffes shall engage in good faith negotiations with Chiquita regarding any changes to the terms of the Agreement proposed by Chiquita. Notwithstanding any Fyffes Change of Recommendation under this Agreement, unless this Agreement has been terminated in accordance with Clause 9, Fyffes shall hold the Court Meeting and the EGM in accordance with Clause 3.1 for purposes of obtaining the approval of the Resolutions by the requisite majorities of Fyffes Shareholders, and nothing contained herein shall be deemed to relieve Fyffes of such obligation.

(f) Nothing contained in this Agreement shall prohibit or restrict Fyffes or the Fyffes Board from making any disclosure to the Fyffes Shareholders if, in the good faith judgment of the Fyffes Board (after consultation with Fyffes’ outside legal advisors), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law; provided, however, that any such disclosure that relates to the approval, recommendation or declaration of advisability by the Fyffes Board with respect to this Agreement, the Scheme Recommendation or the recommendation contemplated by Clause 3.6(c)(iii), as applicable, or a Fyffes Alternative Proposal shall be deemed to be a Fyffes Change of Recommendation unless Fyffes in connection with such disclosure publicly and expressly states that the Fyffes Board rejects the applicable Fyffes Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement and the Scheme Recommendation or, the recommendation contemplated by Clause 3.6(c)(iii), as applicable, has not changed or refers to the prior recommendation of the Fyffes Board, without disclosing or effecting any Change of Recommendation.

(g) As used in this Agreement, “Fyffes Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Chiquita or any person Acting in Concert with Chiquita pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Fyffes by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Fyffes and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Fyffes’ Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Fyffes Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Fyffes as a result of which the holders of Fyffes Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h) As used in this Agreement “Fyffes Superior Proposal” shall mean an unsolicited written bona fide Fyffes Alternative Proposal made by any person that the Fyffes Board determines in good faith (after consultation with Fyffes’ financial advisors and outside legal counsel) is more favourable to the Fyffes Shareholders than the transactions contemplated by the Transaction Agreement, taking into account (i) any revisions to the terms of the transactions contemplated by this Agreement proposed by Chiquita in respect of such Fyffes Alternative Proposal in accordance with Clauses 5.3(d) and/or 5.3(e) and (ii) such financial, regulatory, legal and other aspects of such proposal as the Fyffes Board considers to be appropriate (it being understood that, for purposes of the definition of “Fyffes Superior Proposal”, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”).

(i) The Parties agree that:

(i) Fyffes may terminate this Agreement, at any time prior to obtaining the Fyffes Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Fyffes Superior Proposal, provided that (w) the Fyffes Board has concluded in good faith (after consultation with Fyffes’ outside legal counsel and financial advisors) (1) that a Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal and (2) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law,

(x) promptly upon the Fyffes Board’s determination (after consultation with Fyffes’ outside legal counsel and financial advisors) that a Fyffes Superior Proposal exists (and in any event, within twenty-four (24) hours of such determination) Fyffes has provided a written notice to Chiquita (a “Superior Proposal Notice”) advising Chiquita that Fyffes has received a Fyffes Alternative Proposal and specifying the material terms of such Fyffes Alternative Proposal, the identity of the person making such Fyffes Alternative Proposal and such other information with respect thereto required by Clause 5.3(b) and including written notice of the determination of the Fyffes Board that the Fyffes Alternative Proposal constitutes a Fyffes Superior Proposal, (y) Fyffes has provided Chiquita with an opportunity, for a period of three (3) Business Days from the time of delivery to Chiquita of the Superior Proposal Notice (as may be extended pursuant to the proviso below, the “Notice Period”), to propose to amend (the “Right to Match”) the terms and conditions of this Agreement and the Combination, including an increase in, or modification of, the Scheme Consideration (any such proposed transaction, a “Revised Acquisition”), such that the Fyffes Superior Proposal no longer constitutes a Fyffes Superior Proposal, and (z) at the end of such Notice Period, the Fyffes Board has determined (after consultation with Fyffes’ financial advisors and outside legal counsel) that the Fyffes Alternative Proposal continues to be a Fyffes Superior Proposal notwithstanding the Revised Acquisition and taking into account all amendments and proposed changes made thereto during the Notice Period. In the event that during the Notice Period any revision is made to the financial terms or other material terms and conditions of the Fyffes Superior Proposal, Fyffes shall be required, upon each such revision, to deliver a new Superior Proposal Notice to Chiquita and to comply with the requirements of this Clause 5.3(i) with respect to such new Superior Proposal Notice, except that the Notice Period shall be the greater of 48 hours and the amount of time remaining in the initial Notice Period; and

(ii) in the event that a competitive situation arises pursuant to Rule 31.4 of the Takeover Rules in relation to Chiquita and a third party or parties, Fyffes shall use all reasonable endeavours to obtain permission from the Panel to provide that the auction procedure determined by the Panel shall give effect to and be consistent with Chiquita’s rights and the obligations of Fyffes and the Fyffes Board pursuant to Clause 5.3, and Fyffes shall use reasonable endeavours to keep Chiquita reasonably informed of any discussions with the Panel in respect of the determination of such auction procedure.

5.4  Non-Solicitation Applicable to Chiquita

(a) Chiquita agrees that neither it nor any Subsidiary of Chiquita nor any of their respective officers, directors or employees shall, and that it shall use all reasonable endeavours to cause its and their respective Representatives and any person Acting in Concert with Chiquita not to, directly or indirectly: (i) solicit, initiate or knowingly encourage any enquiry with respect to, or the making or submission of, any Chiquita Alternative Proposal, or (ii) participate in any discussions or negotiations regarding a Chiquita Alternative Proposal with, or furnish any nonpublic information of Chiquita to, any person that has made or, to Chiquita’s knowledge, is considering making a Chiquita Alternative Proposal, except to notify such person as to the existence of the provisions of this Clause 5.4. Chiquita shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Chiquita Alternative Proposal, or any enquiry or proposal that may reasonably be expected to lead to a Chiquita Alternative Proposal and request the prompt return or destruction of all confidential information previously furnished in connection therewith.

(b) Notwithstanding the limitations set forth in Clause 5.4(a), if Chiquita receives a bona fide unsolicited written Chiquita Alternative Proposal or enquiry or proposal from a person who is intending on making a Chiquita Alternative Proposal and the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisors and outside legal counsel) that the failure to take the actions described in sub-clauses (x) and (y) below would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law, and which Chiquita Alternative Proposal, enquiry or proposal was made after the date of this Agreement and did not otherwise result from a breach of this Clause 5.4, Chiquita may take any or all of the following actions: (x) furnish nonpublic information to the third party (and any persons working in concert with such third party and to their respective potential financing sources and Representatives) making or intending to make such Chiquita Alternative Proposal (provided that all such information has previously been provided to Fyffes or is provided to Fyffes prior to or concurrently with the time it is provided to such person(s)), if, and only if, prior to so furnishing such information, Chiquita receives from the third party and persons acting in concert with the third party an executed confidentiality agreement on terms not less restrictive of such person than the Confidentiality Agreement (other than to permit the submission of a proposal to the Chiquita Board or publicly announce the submission of a proposal and communicate with Chiquita shareholders in connection therewith) and (y) engage in discussions or negotiations with the third party (and such other persons) with respect to such Chiquita Alternative Proposal. Chiquita will promptly (and in any event within 48 hours of receipt) notify Fyffes orally and in writing of the receipt of any Chiquita Alternative Proposal or any communication or proposal that may reasonably be expected to lead to a Chiquita Alternative Proposal and shall, in the case of any such notice to Fyffes as to receipt of a Chiquita Alternative Proposal, indicate the material terms and conditions of such Chiquita Alternative Proposal or such communication or proposal (including any changes to such material terms and conditions) and the identity of the person making any such Chiquita Alternative Proposal and thereafter shall promptly keep Fyffes reasonably informed on a current basis of any material change to the terms and status of any such Chiquita Alternative Proposal. Chiquita shall provide to Fyffes as soon as reasonably practicable after receipt or delivery thereof (and in any event within 48 hours of receipt or delivery) copies of all written correspondence and other written material exchanged between Chiquita or any of its Subsidiaries and the person making a Chiquita Alternative Proposal (or such person’s Representatives) that describes any of the material terms or conditions of such Chiquita Alternative Proposal. Chiquita shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any person subsequent to the date of this Agreement that prohibits Chiquita or any of its Subsidiaries from providing such information to Fyffes or complying with its obligations to Fyffes under this Agreement.

(c) Except as set forth in Clauses 5.4(d), (e) and (f) below, neither the Chiquita Board nor any committee thereof shall (i) (A) withdraw (or modify in any manner adverse to Fyffes), or propose publicly to withdraw (or modify in any manner adverse to Fyffes), the Chiquita Recommendation, or (B) approve, recommend, adopt, or otherwise declare advisable, or propose publicly to approve, recommend, adopt or otherwise declare advisable, any Chiquita Alternative Proposal (any action in this sub-clause (i) being referred to as a “Chiquita Change of Recommendation”) (it being agreed that (x) no “stop, look and listen” communication pursuant to Rule 14d-9(f) of the Exchange Act in and of itself shall constitute a Chiquita Change of Recommendation and (y) for the avoidance of doubt, the provision by Chiquita to Fyffes of notice or information in connection with a Chiquita Alternative Proposal or Chiquita Superior Proposal as required or expressly permitted by this Agreement shall not, in and of itself, constitute a Chiquita Change of Recommendation) or (ii) cause or allow Chiquita or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, transaction agreement, implementation agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement, license agreement or other agreement constituting or with respect to, or that would reasonably be expected to lead to, any Chiquita Alternative Proposal, or requiring, or reasonably expected to cause, Chiquita to abandon, terminate, delay or fail to consummate the Combination (other than as contemplated by and in accordance with Clause 5.4(i) and other than a confidentiality agreement referred to in Clause 5.4(b)).

(d) Nothing in this Agreement shall prohibit or restrict the Chiquita Board, at any time prior to obtaining the Chiquita Shareholder Approval, from making a Chiquita Change of Recommendation if the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (i) that a Chiquita Alternative Proposal constitutes a Chiquita Superior Proposal and (ii) that the failure to make a Chiquita Change of Recommendation would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Nothing in this Agreement shall prohibit or restrict the Chiquita Board, in response to an Intervening Event, from making a Chiquita Change of Recommendation at any time prior to obtaining the Chiquita Shareholder Approval if the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. Notwithstanding any Chiquita Change of Recommendation under this Agreement, unless this Agreement has been terminated in accordance with Clause 9, Chiquita shall hold the Chiquita Shareholders Meeting in accordance with Clause 3.7 for purposes of obtaining the Chiquita Shareholder Approval, and nothing contained herein shall be deemed to relieve Chiquita of such obligation.

(f) Nothing contained in this Agreement shall prohibit or restrict Chiquita or the Chiquita Board from (i) taking and disclosing to the Chiquita Shareholders a position or making a statement contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, or (ii) making any disclosure to the Chiquita Shareholders if, in the good faith judgment of the Chiquita Board (after consultation with Chiquita’s outside legal advisors), failure to so disclose would be reasonably likely to give rise to a violation of applicable Law; provided, however , that any such disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act that relates to the approval, recommendation or declaration of advisability by the Chiquita Board with respect to this Agreement or the Merger, as applicable, or a Chiquita Alternative Proposal shall be deemed to be a Chiquita Change of Recommendation unless Chiquita in connection with such disclosure publicly and expressly states that the Chiquita Board rejects the applicable Chiquita Alternative Proposal or publicly and expressly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Chiquita Board, without disclosing or effecting any Change of Recommendation.

(g) As used in this Agreement, “Chiquita Alternative Proposal” shall mean any bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Chiquita Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Chiquita as a result of which the holders of Chiquita Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof.

(h) As used in this Agreement “Chiquita Superior Proposal” shall mean an unsolicited written bona fide Chiquita Alternative Proposal made by any person that the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisors and outside legal counsel) is more favourable to the Chiquita Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Chiquita Board considers to be appropriate (it being understood that, for purposes of the definition of “Chiquita Superior Proposal”, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”).

(i) The Parties agree that Chiquita may terminate this Agreement, at any time prior to obtaining the Chiquita Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Chiquita Superior Proposal, provided that the Chiquita Board has concluded in good faith (after consultation with Chiquita’s outside legal counsel and financial advisors) (1) that a Chiquita Alternative Proposal constitutes a Chiquita Superior Proposal and (2) that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

6.  REPRESENTATIONS AND WARRANTIES

6.1  Fyffes Representations and Warranties

Except as fairly disclosed in the Fyffes Documents published on a Regulatory Information Service in compliance with the AIM Rules and the ESM since January 1, 2011 and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure schedule delivered by Fyffes to Chiquita immediately prior to the execution of this Agreement (the “Fyffes Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Fyffes Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Fyffes represents and warrants to Chiquita as follows:

(a) Qualification, Organisation, Subsidiaries, etc.  Each of Fyffes and its Subsidiaries is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organised, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect. Fyffes has filed with the Registrar of Companies and has made available on its website in accordance with Rule 26 of each of the AIM Rules and the ESM Rules, prior to the date of this Agreement, a complete and accurate copy of the Memorandum and Articles of Association of Fyffes (the “Fyffes Memorandum and Articles of Association”) as amended to the date hereof. The Fyffes Memorandum and Articles of Association are in full force and effect. None of Fyffes or any of its Subsidiaries is in violation of its Organisational Documents in any material respect.

(i) Subsidiaries.  All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Fyffes have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Fyffes free and clear of all Liens, other than Fyffes Permitted Liens. Clause 6.1(a) of the Fyffes Disclosure Schedule contains a correct and complete list of all of Fyffes’ Material Subsidiaries, the ownership interest of Fyffes in each such Subsidiary and the ownership interest of any other Person or Persons in each such Subsidiary.

(b) Capital.

(i) The authorised capital of Fyffes consists of 750,000,000 Fyffes Shares. As of March 6, 2014 (the “Capitalisation Date”), 325,734,807 Fyffes Shares were issued and outstanding, of which 28,075,000 Fyffes Shares were held in treasury (5,075,000 of which Fyffes Shares held in treasury were held by Subsidiaries of Fyffes). All the outstanding Fyffes Shares are, and all Fyffes Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(ii) Clause 6.1(b)(ii) of the Fyffes Disclosure Schedule contains a correct and complete list of each outstanding Fyffes Option and Fyffes Share Award under the Fyffes Share Plans as of the Capitalisation Date, including the holder, date of grant, term, number of Fyffes Shares subject thereto (at both target and maximum levels of performance, if applicable), the Fyffes Share Plan under which such Fyffes Option or Fyffes Share Award was granted and where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of the Agreement or consummation of the transactions contemplated by the Agreement or by change of position following consummation of the transactions contemplated by the Agreement.

(iii) Except as set forth in Clause 6.1.(b)(iii) of the Fyffes Disclosure Schedule, there are no outstanding pre-emptive or other outstanding rights. Except as set forth in sub-clause (i) above, as of the date hereof: (A) Fyffes does not have any shares of capital in issue or outstanding other than Fyffes Shares that have become outstanding after the Capitalisation Date, but were reserved for issuance as set forth in sub-clause (i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments relating to the issuance of shares of capital to which Fyffes or any of Fyffes’ Subsidiaries is a party obligating Fyffes or any of Fyffes’ Subsidiaries to (I) issue, transfer or sell any shares in the capital or other equity interests of Fyffes or any Subsidiary of Fyffes or securities convertible into or exchangeable for, or exercisable for, or giving any Person a right to subscribe for or acquire such shares or equity interests (in each case other than to Fyffes or a wholly owned Subsidiary of Fyffes) and no securities or obligations evidencing such rights are authorised, issued or outstanding; (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares in its capital or other equity interests; or (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned.

(iv) Neither Fyffes nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Fyffes Shareholders on any matter.

(v) There are no voting trusts or other agreements or understandings to which Fyffes or any of its Subsidiaries is a party with respect to the voting of the shares in the capital or other equity interest of Fyffes or any of its Subsidiaries.

(vi) Fyffes has delivered or otherwise made available to Chiquita prior to the date of the Agreement true and complete copies of all Fyffes Share Plans covering the Fyffes Options and Fyffes Share Awards outstanding as of the date of the Agreement, the forms of all award agreements evidencing such Fyffes Options and, if applicable, Fyffes Share Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (A) Fyffes Option and Fyffes Share Award was granted in compliance with all applicable Law and all of the terms and conditions of the Fyffes Share Plan pursuant to which it was issued, (B) Fyffes Option and, if applicable, Fyffes Share Award has an exercise price per Fyffes Share equal to or greater than the fair market value of a Fyffes Share as determined pursuant to the terms of the applicable Employee Share Plan on the date of such grant, (C) Fyffes Option and, if applicable, Fyffes Share Award has a grant date identical to the date on which the Fyffes Board or compensation committee actually awarded such Fyffes Option or, if applicable, Fyffes Share Award (D) Fyffes Option and Fyffes Share Award qualifies for the Tax and accounting treatment afforded to such award in Fyffes’ Tax Returns and all Fyffes Documents, respectively, and (E) to the extent applicable, Fyffes Option and Fyffes Share Award does not trigger any liability for the holder thereof under Section 409A of the Code or similar provision in any other tax jurisdiction.

(c) Corporate Authority Relative to this Agreement; No Violation.

(i) Fyffes has all requisite corporate power and authority to enter into this Agreement and the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Fyffes Shareholder Approval (and, in the case of the IrHoldco Distributable Reserves Creation, to approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders and the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders, to the adoption by the shareholders of IrHoldco of the resolution contemplated by Clause 7.10(c)(i) and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Combination. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Fyffes Board and, except for (A) the Fyffes Shareholder Approval, (B) the filing of the required documents and other actions in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, and (C) the filing of the Court Order with the Registrar of Companies, no other corporate proceedings on the part of Fyffes are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Fyffes Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Fyffes and the Fyffes Shareholders and has adopted a resolution to make, subject to Clause 5.3 and to the obligations of the Fyffes Board under the Takeover Rules, the Scheme Recommendation. This Agreement has been duly and validly executed and delivered by Fyffes and, assuming this Agreement constitutes the valid and binding agreement of the Chiquita Parties, constitutes the valid and binding agreement of Fyffes, enforceable against Fyffes in accordance with its terms.

(ii) Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements under the EC Merger Regulation, (G) any applicable requirements of other Antitrust Laws, (H) any applicable requirements of the AIM or ESM and (I) the Clearances set forth on Clause 6.1(c)(ii) of the Fyffes Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Fyffes of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (I) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect or (II) as may arise as a result of facts or circumstances relating to Chiquita or its Affiliates or Laws or contracts binding on Chiquita or its Affiliates.

(iii) The execution and delivery by Fyffes of this Agreement and the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.1(c)(ii), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license (each, a “Contract”) binding upon Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties, rights or assets of Fyffes or any of Fyffes’ Subsidiaries, other than Fyffes Permitted Liens, (B) conflict with or result in any violation of any provision of the Organisational Documents of Fyffes or any of Fyffes’ Subsidiaries or (C) conflict with or violate any Laws applicable to Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets, other than, (I) in the case of sub-clauses (A), (B) (with respect to Subsidiaries that are not Significant Subsidiaries) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, and (II) as may arise as a result of facts or circumstances relating to Chiquita or its Affiliates or Laws or contracts binding on Chiquita or its Affiliates.

(d) Reports and Financial Statements.

(i) From December 31, 2012 through the date of this Agreement, Fyffes has filed or published all forms, documents and reports (including exhibits and other information incorporated therein) required to be published prior to the date hereof by it in accordance with the AIM Rules and the ESM Rules, including the information required to be made available by it on its website under Rule 26 of each of the AIM Rules and the ESM Rules (the “Rule 26 Information”, and with such other forms, documents and reports the “Fyffes Documents”) and has filed all returns, particulars, resolutions and documents required to be filed or to be delivered on behalf of Fyffes with the Registrar of Companies in Ireland. As of their respective dates, or, if amended, as of the date of the last such amendment, the Fyffes Documents complied in all material respects with the requirements of the AIM Rules and the ESM Rules and the applicable rules and regulations promulgated thereunder, and none of the Fyffes Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

(ii) The consolidated financial statements (including all related notes and schedules) of Fyffes included in the Fyffes Documents when filed or published complied as to form in all material respects with the applicable accounting requirements, EU IFRS, the Companies Acts and the AIM Rules and ESM Rules with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Fyffes and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with EU IFRS applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e) Internal Controls and Procedures.  Fyffes maintains a system of internal controls over financial reporting which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with EU IFRS and includes those policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Fyffes, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with EU IFRS, and that receipts and expenditures of Fyffes are being made only in accordance with authorisations of management and directors of Fyffes, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Fyffes’ assets that could have a material effect on its financial statements.

(f) No Undisclosed Liabilities.  Except (i) as disclosed, reflected or reserved against in Fyffes’ consolidated balance sheet (or the notes thereto) as of December 31, 2013 included in the Fyffes Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since December 31, 2013, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Fyffes nor any Subsidiary of Fyffes has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by EU IFRS to be reflected on a consolidated balance sheet of Fyffes and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Fyffes Material Adverse Effect. Fyffes is not a party to any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(g) Compliance with Law; Permits.

(i) Fyffes and each of Fyffes’ Subsidiaries are in compliance with and are not in default under or in violation of any Laws applicable to Fyffes, such Subsidiaries or any of their respective properties or assets, except where such noncompliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(ii) Fyffes and Fyffes’ Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Fyffes and Fyffes’ Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Fyffes Permits”), except where the failure to have any of the Fyffes Permits would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. All Fyffes Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(iii) Notwithstanding anything contained in this Clause 6.1(g), no representation or warranty shall be deemed to be made in this Clause 6.1(g) in respect of the matters referenced in Clause 6.1(d) or 6.1(e), or in respect of environmental, Tax, employee benefits or labour Laws matters.

(h) Environmental Laws and Regulations.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, to the knowledge of Fyffes: (i) each of Fyffes and its Subsidiaries (A) is and has been in compliance with applicable Environmental Laws and (B) holds and is and has been in compliance with all Permits required under Environmental Laws for the conduct of its business and activities as currently conducted (the “Environmental Permits”); (ii) all Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits; and (iii) all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable Fyffes and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(ii) To the knowledge of Fyffes, neither Fyffes nor any of its Subsidiaries is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Fyffes, threatened against Fyffes or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any Order by Fyffes or any of its Subsidiaries, except for any such Environmental Claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(iii) To the knowledge of Fyffes, no Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation or remediation pursuant to applicable Environmental Law by, Fyffes or any of its Subsidiaries.

(iv) To the knowledge of Fyffes, neither Fyffes nor any of its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(v) To the knowledge of Fyffes, no material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Fyffes or any of its Subsidiaries.

(vi) To the knowledge of Fyffes, Fyffes has provided Chiquita with copies of all material written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents in Fyffes’ possession or, within its control, which were prepared within three years prior to the date hereof or, to the knowledge of Fyffes, prior thereto, including any material documents relating to the Release or presence of, or exposure to, any Hazardous Materials.

(vii) As used herein, the term “Environment” means any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, plant or animal life, and natural resources. As used herein, the term “Environmental Claim” means any claim, judicial or administrative proceeding, investigation or notice by any Person, including any Governmental Entity, alleging potential liability (including potential liability for investigatory costs, cleanup or remediation costs, governmental or third party response costs, natural resource damages, property damage, personal injuries, or fines or penalties) based on or resulting from (A) the presence or Release of, or exposure to, any Hazardous Materials at any location, whether or not owned or operated by Fyffes or any of its Subsidiaries or Chiquita or any of its Subsidiaries, as applicable, or (B) any Environmental Law, including the alleged or actual violation thereof. As used herein, the term “Environmental Law” means any law, statute, ordinance, regulation, order or rule relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment, (B) the protection of human health with respect to, or the exposure of employees or third parties to, any Hazardous Materials, (C) any Release or threatened Release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such Release or threatened Release, (D) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport, or recycling of any Hazardous Materials, or (E) the presence of Hazardous Materials in any building, physical structure, product or fixture. As used herein, the term “Environmental Liability” means any obligations or liabilities (including any notices, claims, complaints, suits or other assertions of obligations or liabilities) that are any of the following: (A) related to the Environment (including on-site or off-site contamination by Hazardous Substances of surface or subsurface soil or water) or exposure to Hazardous Substances; and (B) based upon (I) any provision of Environmental Laws or (II) any order, consent, decree, writ, injunction or judgment issued or otherwise imposed by any Relevant Authority; and, for the avoidance of doubt, the term includes: fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses and disbursements relating to environmental matters; defense and other responses to any administrative or judicial action (including notices, claims, complaints, suits and other assertions of liability) relating to environmental matters; and financial responsibility for (x) cleanup costs and injunctive relief, including any removal, remedial, investigatory, monitoring or other response actions, and (y) compliance or remedial measures under any Environmental Laws. As used herein, the term “Hazardous Materials” means all materials, chemicals, wastes, compounds and substances in any form defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5 or regulated or characterized as a pollutant, contaminant or toxic or hazardous substance (or terms of similar meaning) under laws protecting the Environment and human health. As used herein, the term “ Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the Environment, including movement through air, soil, surface water, groundwater or property.

(i) Employee Benefit Plans.

(i) Clause 6.1(i)(i) of the Fyffes Disclosure Schedule sets forth a true and complete list of the material Fyffes Benefit Plans, separately identifying each material Fyffes Benefit Plan that is maintained primarily for the benefit of Fyffes Employees outside of the United States, it being agreed that individual agreements or arrangements with Fyffes Employees who are not Material Employees of Fyffes shall not be treated as material for purposes of this Clause 6.1(i)(i). True and complete copies of all material Fyffes Benefit Plans listed in Clause 6.1(i)(i) of the Fyffes Disclosure Schedule, and all material related documents, have been provided to Chiquita prior to the date of the Agreement.

(ii) Except as set forth in Clause 6.1(i)(ii) of the Fyffes Disclosure Schedule and except as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect, (A) each of the Fyffes Benefit Plans has been operated and administered in accordance with its terms and applicable Laws; (B) no Fyffes Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Fyffes or its Subsidiaries beyond their retirement or other termination of service, other than as set out in the Fyffes Defined Benefit Occupational Pension Scheme and as mandated by applicable Law; (C) all contributions or other amounts payable by Fyffes or its Subsidiaries as of the Effective Time pursuant to each Fyffes Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with EU IFRS; and (D) there are no pending, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Fyffes Benefit Plans or any trusts related thereto; (E) no Fyffes Benefit Plan which is a defined benefit occupational pension scheme within the meaning of the Pensions Act is underfunded and the operation thereof by the trustees thereof prior to the date of this Agreement would not, to the knowledge of Fyffes, give rise to a material liability for Fyffes; (F) the terms by which any participating employer has, at any time, adhered to any Fyffes Benefit Plan which is a defined benefit or defined contribution pension scheme would not to the knowledge of Fyffes, give rise to a liability for Fyffes otherwise than in accordance with the standard terms of such Fyffes Benefit Plan as provided for in the governing documentation of such Fyffes Benefit Plan which are set out in the Fyffes Disclosure Schedule and (G) no participating employer has, at any time, entered into any deed of cessation or analogous document in respect of any Fyffes Benefit Plan, which is a defined benefit or defined contribution pension scheme would to the knowledge of Fyffes, give rise to a liability for Fyffes.

(iii) Except as would not otherwise, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect, in the six (6) years prior to the date of this Agreement, Fyffes and its ERISA Affiliates have not nor have been obligated to sponsor, maintain or contribute to any benefit plan that is subject to Title IV of ERISA or Section 412 of the Code.

(iv) Except as set forth on Clause 6.1(i)(iv) of the Fyffes Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) alone will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Fyffes Group, (B) increase any benefits otherwise payable under any Fyffes Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(j) Absence of Certain Changes or Events.  From December 31, 2012 through the date of this Agreement, other than the transactions contemplated by this Agreement, the businesses of Fyffes and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business. Since December 31, 2012, there has not been any change, circumstance, development, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. From December 31, 2013 through the date of this Agreement, neither Fyffes nor any of its Subsidiaries has taken any action that would constitute a breach of Clause 5.1(b)(i), (x), (xi), (xii) or (xvii) had such action been taken after the execution of this Agreement.

(k) Investigations; Litigation.  (i) There is no investigation or review pending (or, to the knowledge of Fyffes, threatened) by any Relevant Authority with respect to Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Fyffes, threatened) against Fyffes or any of Fyffes’ Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of sub-clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(l) Information Supplied.  The information relating to Fyffes, its Subsidiaries and the Fyffes Merger Parties to be contained in the Joint Proxy Statement and the Form S-4 will not, on the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed or posted to Fyffes Shareholders and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Fyffes Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Form S-4 (other than the portions thereof relating solely to the Court Meeting or the EGM) will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document for which the Fyffes Directors are responsible under the Takeover Rules and any related filings for which the Fyffes Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Clause 6.1(l), no representation or warranty is made by

Fyffes with respect to information or statements made or incorporated by reference in the Joint Proxy Statement and the Form S-4 which were not supplied by or on behalf of Fyffes.

(m) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect:

(A) all Tax Returns that are required to be filed by or with respect to Fyffes or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

(B) Fyffes and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party, except with respect to matters for which adequate reserves have been established in accordance with EU IFRS in the most recent Fyffes annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(C) there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of Fyffes or any of its Subsidiaries;

(D) the Tax Returns of Fyffes and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including 2012, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent Fyffes annual financial statement;

(E) neither Fyffes nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(F) all Taxes due and payable by Fyffes or any of its Subsidiaries have been adequately provided for, in accordance with EU IFRS, in the financial statements of Fyffes and its Subsidiaries for all periods ending on or before the date hereof;

(G) neither Fyffes nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(H) none of Fyffes or any of its Subsidiaries has any liability for Taxes of any Person (other than Fyffes or any of its Subsidiaries) under U.S. Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as transferee or successor, by contract or otherwise;

(I) there are no liens for Taxes upon any property or assets of Fyffes or any of its Subsidiaries, except for Fyffes Permitted Liens; and

(J) no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Fyffes or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(ii) As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes” and, with correlative meaning, the terms “Taxable” and “Taxation”) means all U.S. federal, state, local and non-U.S. (including Irish) income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, unclaimed property, escheat, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, (C) the term “Tax Authority” means any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to Taxes (including the Internal Revenue Service (the “IRS”) and the Irish Revenue Commissioners and any similar state, local, or non-U.S. revenue agency), and (D) the term “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(n) Labour Matters.

(i) Except as set forth in Clause 6.1(n)(i) of the Fyffes Disclosure Schedule, as of the date hereof, no member of the Fyffes Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Fyffes Group is subject to a labour dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Fyffes Material Adverse Effect. To the knowledge of Fyffes, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Fyffes Group, except for those the formation of which would not have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(ii) Except as set forth in Clause 6.1(n)(ii) of the Fyffes Disclosure Schedule, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Fyffes Group, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(o) Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, either Fyffes or a Subsidiary of Fyffes owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Fyffes, threatened written claims by any person alleging infringement by Fyffes or its Subsidiaries for their use of any material trademarks, trade names, service marks, service names, logos, assumed names, registered and unregistered copyrights, trade secrets, patents, and all applications and registrations relating to the foregoing (collectively, the “Intellectual Property”) in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, the conduct of the businesses of Fyffes and its Subsidiaries does not infringe upon any Intellectual Property rights or any other proprietary right of any person. As of the date hereof, neither Fyffes nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, and to the knowledge of Fyffes and its Subsidiaries, no third party is infringing upon the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(p) Real Property.

(i) With respect to the real property owned by Fyffes or any Subsidiary as of the date hereof (such property collectively, the “Fyffes Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, either Fyffes or a Subsidiary of Fyffes has good and marketable fee title to such Fyffes Owned Real Property, free and clear of all Liens, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established in accordance with EU IFRS, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business if the underlying obligations (1) are not yet due and payable or (2) are being contested in good faith by appropriate proceedings, (C) Liens securing property level indebtedness which is disclosed on the most recent consolidated balance sheet of Fyffes or notes thereto or securing liabilities reflected on such balance sheet, (D) Liens arising under equipment leases with third parties entered into in the ordinary course of business or (E) which are non-monetary, incurred in the ordinary course of business and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of sub-clauses (A) through (E), a “Fyffes Permitted Lien”). As of the date hereof, neither Fyffes nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Fyffes there is no threatened, condemnation proceeding with respect to any Fyffes Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(ii) The parcels constituting Fyffes Owned Real Property in the United States are assessed separately from all other property not constituting Fyffes Owned Real Property in the United States.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, (A) each lease, sublease and other agreement (“Fyffes Lease”) under which Fyffes or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Fyffes and its Subsidiaries are conducted as of the date hereof (the “Fyffes Leased Real Property”), is valid, binding and in full force and effect, and (B) there is no material default under any Fyffes Lease and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Fyffes or any of its Subsidiaries or, to the knowledge of Fyffes, the landlord thereunder. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, Fyffes and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Fyffes Leased Real Property, free and clear of all Liens, except for Fyffes Permitted Liens. As of the date hereof, neither Fyffes nor any of its Subsidiaries (1) has received written notice from any lessor under any Fyffes Lease that such lessor intends to terminate such Fyffes Lease, or (2) has received notice of any pending, and, to the knowledge of Fyffes, there is no threatened, condemnation proceeding with respect to any Fyffes Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(iv) True, correct, and complete copies of all material leases, subleases, or other agreement under which Fyffes or any of its Subsidiaries uses or occupies or has the right to use or occupy any material Fyffes Leased Real Property have been made available to Chiquita.

(v) Fyffes Owned Real Property and Fyffes Leased Real Property includes all of the real property necessary for the conduct of the business of Fyffes and its Subsidiaries as currently conducted.

(vi) Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the operations of Fyffes, the Fyffes Owned Real Property and Fyffes Leased Real Property (A) are, in each case, in working order sufficient for the conduct of the business of Fyffes and its Subsidiaries as currently conducted, (B) are, in each case, supplied with utilities and other services adequate for the operation of said Fyffes Owned Real Property or Fyffes Leased Real Property, (C) has, in each case, unlimited access to and from publicly dedicated streets, and (D) are not subject to any outstanding options to purchase, rights of first refusal or similar rights in favor of any Person.

(vii) Neither Fyffes nor any of its Subsidiaries has granted to any Person (other than Fyffes or its Subsidiaries) the right of use or occupancy of any portion of any material Fyffes Owned Real Property or material Fyffes Leased Real Property, other than as set forth on Clause 6.1(p)(vii) of the Fyffes Disclosure Schedule, which use or occupancy does not interfere in any material respect with the ordinary conduct of business of Fyffes or its Subsidiaries at the Fyffes Owned Real property affected thereby.

(viii) Clause 6.1(p)(viii) of the Fyffes Disclosure Schedule contains a true and complete list of all material Fyffes Owned Real Property and material Fyffes Leased Real Property (and (A) for each material Fyffes Owned Real Property, the location, street address, and name of the fee owner, and (B) for each material Fyffes Leased Real Property, the location, street address, and the names of the parties thereto).

(q) Required Vote of Fyffes Shareholders.  The Fyffes Shareholder Approval is the only vote of holders of securities of Fyffes which is required to consummate the transactions contemplated hereby (other than, in the case of the IrHoldco Distributable Reserves Creation, the approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders).

(r) Material Contracts.

(i) Clause 6.1(r)(i) of the Fyffes Disclosure Schedule identifies each Fyffes Material Contract that is in effect as of the date hereof. True, correct and complete copies of each have been made available to Chiquita other than to the extent that confidentiality restrictions, Laws (in particular Antitrust Laws) or other obligations applicable to Fyffes restrict the ability of Fyffes to provide copies of Fyffes Material Contracts to Chiquita. For purposes of this Agreement, “Fyffes Material Contracts” mean each of the following contracts to which Fyffes or any of its Subsidiaries is a party or to which any of them is bound:

(A) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(B) any Contract that, in any material respect, limits the ability of Fyffes or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts, in any material respect, the right of Fyffes and its Subsidiaries to sell to or purchase from any Person;

(C) any Contract pursuant to which Fyffes or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that could result in payments in excess of $1,000,000, other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(D) any Contract with any Governmental Entity other than Contracts involving the sale of products or services;

(E) any Contract pursuant to which Fyffes or any of its Subsidiaries grants to or receives from any Person any material rights or interests in or to any Intellectual Property (other than Contracts for generally commercially available computer software or grants in the ordinary course of business in a manner consistent with past practice);

(F) any customer Contract providing for “most favored nation” pricing; or

(G) any Contract governing indebtedness for borrowed money.

(ii) To the knowledge of Fyffes, neither Fyffes nor any Subsidiary of Fyffes is in breach of or default under the terms of any Fyffes Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. To the knowledge of Fyffes, as of the date hereof, no other party to any Fyffes Material Contract is in breach of or default under the terms of any Fyffes Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect. No agreement governing joint ventures of Fyffes or any of its Subsidiaries contains terms which would reasonably be expected to impair in any material respect (x) the ability of Fyffes and its Affiliates to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby. Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, each Fyffes Material Contract is a valid and binding obligation of Fyffes or the Subsidiary of Fyffes which is party thereto and, to the knowledge of Fyffes, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(s) Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect, as of the date hereof, to the knowledge of Fyffes (i) all current, material insurance policies and contracts of Fyffes and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid. Neither Fyffes nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Fyffes Material Adverse Effect.

(t) Finders or Brokers.  Except for Lazard & Co., Limited and J&E Davy, neither Fyffes nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Combination.

(u) Anti-Corruption.

(i) To the knowledge of Fyffes, none of Fyffes or its Subsidiaries nor any of their respective Representatives, has in the past five (5) years, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit, (i) to (x) any Government Official or (y) any company, business or other entity Owned or Controlled, directly or indirectly by any person described in the foregoing clause (x), for the purpose of influencing any act or decision of that Person, securing any improper advantage, or inducing that Person to use his or her influence with a Government Official or a Relevant Authority to influence any act or decision of any Government Official or Relevant Authority, whether or not lawful, or (ii) to any officer, employee, agent, or representative of another company or organization, without that company’s or organization’s knowledge and consent, with the intent to influence improperly the recipient’s action with respect to his or her company’s business, or to gain a commercial benefit to the detriment of the recipient’s company or organization, or to induce the recipient to violate a duty of loyalty to his employer. or which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage. To the knowledge of Fyffes, Fyffes and its Subsidiaries are and at all times in the past five years (to the extent applicable) have been in compliance with the Bribery Act and all other Bribery Legislation, including all Laws enacted to implement the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

(ii) To the knowledge of Fyffes, Fyffes and its Subsidiaries are, and for the past five (5) years have been, (to the extent applicable) in compliance, in all material respects, with the Trade Controls Laws. To the knowledge of Fyffes, none of Fyffes or its Subsidiaries nor any of their officers, directors or agents acting on behalf of such party (x) has been or is designated on the List of Specially Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (“OFAC”), or similar lists maintained by the

U.S. government, United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, or is Owned or Controlled by any entity or person so listed or (y) has participated in the past five (5) years in any transaction or other activities involving such designated person or entity, or any country that is or was during that period subject to economic sanctions administered by OFAC, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, except for such transactions or activities as were authorized under applicable Law.

(v) No Other Representations.  Except for the representations and warranties contained in this Clause 6.1 or in any certificates delivered by Fyffes in connection with the Completion pursuant to Condition 4(c), Chiquita acknowledges that neither Fyffes nor any Representative of Fyffes makes any other express or implied representation or warranty with respect to Fyffes or any of its Subsidiaries or with respect to any other information provided or made available to Chiquita in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Chiquita or to Chiquita’s Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

6.2  Chiquita Representations and Warranties

Except as fairly disclosed in the Chiquita SEC Documents filed or furnished with the SEC since January 1, 2011 and publicly available prior to the date hereof (but excluding any forward looking disclosures set forth in any “risk factors” section, any disclosures in any “forward looking statements” section and any other disclosures included therein to the extent they are predictive or forward-looking in nature) or in the applicable section of the disclosure schedule delivered by Chiquita to Fyffes immediately prior to the execution of this Agreement (the “Chiquita Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Chiquita Disclosure Schedule shall be deemed a disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent), Chiquita and IrHoldco jointly and severally represent and warrant to Fyffes as follows:

(a) Qualification, Organisation, Subsidiaries, etc.  Each of Chiquita and its Subsidiaries and each of the Chiquita Merger Parties is a legal entity duly organised, validly existing and, where relevant, in good standing under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organised, validly existing, qualified or, where relevant, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect. Chiquita has filed with the SEC, prior to the date of this Agreement, complete and accurate copies of the Third Restated Certificate of Incorporation of Chiquita (the “Chiquita Certificate of Incorporation”) and the Restated Bylaws of Chiquita (the “Chiquita Bylaws”) as amended to the date hereof. The Chiquita Certificate of Incorporation and the Chiquita Bylaws are in full force and effect. None of Chiquita or any of its Subsidiaries is in violation of its Organisational Documents in any material respect.

(i) Subsidiaries.  All the issued and outstanding shares of capital stock of, or other equity interests in, each Significant Subsidiary of Chiquita have been validly issued and are fully paid and nonassessable and are owned, directly or indirectly, by Chiquita free and clear of all Liens, other than Chiquita Permitted Liens. Clause 6.2(a) of the Chiquita Disclosure Schedule contains a correct and complete list of all of Chiquita’s Material Subsidiaries, the ownership interest of Chiquita in each such Subsidiary and the ownership interest of any other Person or Persons in each such Subsidiary.

(ii) Chiquita Merger Parties.

(A) Since their respective dates of formation, none of the Chiquita Merger Parties have carried on any business or conducted any operations other than the execution of this Agreement, the performance of their obligations hereunder and thereunder and matters ancillary thereto.

(B) The authorised share capital of IrHoldco consists of 100,000,000 ordinary shares, par value $0.01 per share, 100,000,000 ordinary shares, par value €0.01 per share and 40,000 deferred ordinary shares, par value €1.00 per share, of which 100 ordinary shares, par value €0.01 per share, are currently issued. All of the issued shares in IrHoldco have been validly issued, are fully paid and nonassessable and are owned directly by MFSD Nominees Limited, free and clear of any Lien. The authorised share capital of Delaware Sub consists of 1,000 common shares, par value $0.01 per share, of which 100 common shares are currently issued. All of the issued shares in Delaware Sub have been validly issued, are fully paid and nonassessable and are owned directly by IrHoldco free and clear of any Lien. The authorised capital stock of MergerSub consists of 1,000 common shares, par value $.01 per share, of which 100 common shares are currently issued. All of the issued shares in MergerSub have been validly issued, are fully paid and nonassessable and are owned directly by Delaware Sub free and clear of any Lien. All of the Share Consideration, when issued pursuant to the Combination and the Merger and this Agreement and delivered pursuant hereto will, at such time, be duly authorised, validly issued, fully paid and non-assessable and free of all Liens and pre-emptive rights.

(C) Chiquita has made available to Fyffes, prior to the date of this Agreement, complete and accurate copies of the Memorandum and Articles of Association of IrHoldco (the “IrHoldco Memorandum and Articles of Association”) and the Organisational Documents of each of the other Chiquita Merger Parties (the “Other Chiquita Merger Party Organisational Documents”) as amended to the date hereof. The Chiquita Certificate of Incorporation, the Chiquita Bylaws the IrHoldco Memorandum and Articles of Association and the Other Chiquita Merger Party Organisational Documents are in full force and effect, IrHoldco is not in violation of the IrHoldco Memorandum and Articles of Association and the other Chiquita Merger Parties are not in violation of the Other Chiquita Merger Party Organisational Documents in any material respect.

(b) Capital Stock.

(i) The authorised capital stock of Chiquita consists of 150,000,000 Chiquita Shares and 20,000,000 shares of preferred stock, par value $.01 per share (“Chiquita Preferred Shares”), of which no Chiquita Preferred Shares have been designated as to series. As of the Capitalisation Date, (A) 46,892,044 Chiquita Shares were issued and outstanding, (B) no Chiquita Shares were held in treasury and (D) no Chiquita Preferred Shares were issued or outstanding. All the outstanding Chiquita Shares are, and all Chiquita Shares reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorised, validly issued, fully paid and non-assessable and free of pre-emptive rights.

(ii) Clause 6.2(b)(ii) of the Chiquita Disclosure Schedule contains a correct and complete list of each outstanding Chiquita Share Option and Chiquita Share Award under the Chiquita Share Plans as of the Capitalisation Date, including the holder, date of grant, term, number of Chiquita Shares subject thereto (at both target and maximum levels of performance, if applicable), the Chiquita Share Plan under which such Chiquita Share Option or Chiquita Share Award was granted and where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of the Agreement or consummation of the transactions contemplated by the Agreement or by change of position following consummation of the transactions contemplated by the Agreement.

(iii) Except as set forth in Clause 6.2(b)(iii) of the Chiquita Disclosure Schedule, there are no outstanding pre-emptive or other outstanding rights. Except as set forth in sub-clause (i) above, as of the date hereof: (A) Chiquita does not have any shares of capital stock issued or outstanding other than Chiquita Shares that have become outstanding after the Capitalisation Date, but were reserved for issuance as set forth in sub-clause (i) above, and (B) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, stock appreciation rights, redemption rights, repurchase rights, or other agreements or commitments relating to the issuance of capital stock to which Chiquita or any of Chiquita’s Subsidiaries is a party obligating Chiquita or any of Chiquita’s Subsidiaries to (I) issue, transfer or sell any shares of capital stock or other equity interests of Chiquita or any Subsidiary of Chiquita or securities convertible into or exchangeable for, or exercisable for, or giving any Person a right to subscribe for or acquire, such shares or equity interests (in each case other than to Chiquita or a wholly owned Subsidiary of Chiquita), and no securities or obligations evidencing such rights are authorised, issued or outstanding; (II) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (III) redeem or otherwise acquire any such shares of capital stock or other equity interests; or (IV) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned.

(iv) Neither Chiquita nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote, other than Chiquita’s 4.25% Convertible Senior Notes due 2016 (the “Chiquita Convertible Notes”)) with the Chiquita Shareholders on any matter.

(v) There are no voting trusts or other agreements or understandings to which Chiquita or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Chiquita or any of its Subsidiaries.

(vi) Chiquita has delivered or otherwise made available to Fyffes prior to the date of the Agreement true and complete copies of all Chiquita Share Plans covering the Chiquita Share Options and Chiquita Share Awards outstanding as of the date of the Agreement, the forms of all award agreements evidencing such Chiquita Share Options and, if applicable, Chiquita Share Awards (and any other award agreement to the extent there are variations from the form of agreement, specifically identifying the Person(s) to whom such variant forms apply). Each (A) Chiquita Share Option and Chiquita Share Award was granted in compliance with all applicable Law and all of the terms and conditions of the Chiquita Share Plan pursuant to which it was issued, (B) Chiquita Share Option and, if applicable, Chiquita Share Award has an exercise price per Chiquita Share equal to or greater than the fair market value of a Chiquita Share as determined pursuant to the terms of the applicable Employee Share Plan on the date of such grant, (C) Chiquita Share Option and, if applicable, Chiquita Share Award has a grant date identical to the date on which the Chiquita Board or compensation committee actually awarded such Chiquita Share Option or, if applicable, Chiquita Share Award (D) Chiquita Share Option and Chiquita Share Award qualifies for the Tax and accounting treatment afforded to such award in Chiquita’s Tax Returns and all Chiquita Documents, respectively, and (E) to the extent applicable, Chiquita Share Option and Chiquita Share Award does not trigger any liability for the holder thereof under Section 409A of the Code or similar provision in any other tax jurisdiction.

(c) Corporate Authority Relative to this Agreement; No Violation.

(i) Chiquita and each Chiquita Merger Party has all requisite corporate power and authority to enter into this Agreement and, with respect to Chiquita, the Expenses Reimbursement Agreement and, subject (in the case of this Agreement) to receipt of the Chiquita Shareholder Approval (and, in the case of the IrHoldco Distributable Reserves Creation, to approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders and the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders and to receipt of the required approval by the High Court), to consummate the transactions contemplated hereby and thereby, including the Combination and the Merger, as applicable. The execution and delivery of this Agreement and the Expenses Reimbursement Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorised by the Chiquita Board and (in the case of this Agreement) the board of directors of each Chiquita Merger Party and, except for (A) the Chiquita Shareholder Approval, (B) the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey and (C) the filing of the required documents in connection with the Scheme with, and to receipt of the required approval of the Scheme by, the High Court, no other corporate proceedings on the part of Chiquita or any Chiquita Merger Party are necessary to authorise the consummation of the transactions contemplated hereby. On or prior to the date hereof, the Chiquita Board has determined that the transactions contemplated by this Agreement are fair to and in the best interests of Chiquita and the Chiquita Shareholders and has adopted a resolution to make the Chiquita Recommendation. This Agreement has been duly and validly executed and delivered by Chiquita and each Chiquita Merger Party and, assuming this Agreement constitutes the valid and binding agreement of Fyffes, constitutes the valid and binding agreement of Chiquita and each Chiquita Merger Party, enforceable against Chiquita and each Chiquita Merger Party in accordance with its terms.

(ii) Other than in connection with or in compliance with (A) the provisions of the Companies Acts, (B) the Takeover Panel Act and the Takeover Rules, (C) the Securities Act, (D) the Exchange Act, (E) the HSR Act, (F) any applicable requirements under the EC Merger Regulation, (G) any applicable requirements of other Antitrust Laws, (H) the requirement to file a certificate of merger with the Department of Treasury of the State of New Jersey, (I) any applicable requirements of the NYSE and (J) the Clearances set forth on Clause 6.2(c)(ii) of the Chiquita Disclosure Schedule, no authorisation, consent or approval of, or filing with, any Relevant Authority is necessary, under applicable Law, for the consummation by Chiquita and each Chiquita Merger Party of the transactions contemplated by this Agreement, except for such authorisations, consents, approvals or filings (I) that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect or (II) as may arise as a result of facts or circumstances relating to Fyffes or its Affiliates or Laws or contracts binding on Fyffes or its Affiliates.

(iii) The execution and delivery by Chiquita and each Chiquita Merger Party of this Agreement and (in the case of Chiquita) the Expenses Reimbursement Agreement do not, and, except as described in Clause 6.2(c)(ii), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (A) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any Contract (other than (i) the Chiquita Credit Agreement and (ii) the Chiquita Convertible Notes) binding upon Chiquita or any of Chiquita’s Subsidiaries or result in the creation of any Liens upon any of the properties, rights or assets of Chiquita or any of Chiquita’s Subsidiaries, other than Chiquita Permitted Liens, (B) conflict with or result in any violation of any provision of the Organisational Documents of Chiquita or any of Chiquita’s Subsidiaries or the Chiquita Merger Parties or (C) conflict with or violate any Laws applicable to Chiquita or any of Chiquita’s Subsidiaries or any of their respective properties or assets, other than, (I) in the case of sub-clauses (A), (B) (with respect to Subsidiaries that are not Significant Subsidiaries or Chiquita Merger Parties) and (C), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect and (II) as may arise as a result of facts or circumstances relating to Fyffes or its Affiliates or Laws or contracts binding on Fyffes or its Affiliates.

(d) Reports and Financial Statements.

(i) From December 31, 2012 through the date of this Agreement, Chiquita has filed or furnished all forms, documents and reports (including exhibits and other information incorporated therein) required to be filed or furnished prior to the date hereof by it with the SEC (the “Chiquita SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Chiquita SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Chiquita SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading.

(ii) The consolidated financial statements (including all related notes and schedules) of Chiquita included in the Chiquita SEC Documents when filed complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of such filing and fairly present in all material respects the consolidated financial position of Chiquita and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with US GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(e) Internal Controls and Procedures.  Chiquita has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Chiquita’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Chiquita in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Chiquita’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(f) No Undisclosed Liabilities.  Except (i) as disclosed, reflected or reserved against in Chiquita’s consolidated balance sheet (or the notes thereto) as of December 31, 2013 included in the Chiquita SEC Documents filed or furnished on or prior to the date hereof, (ii) for liabilities incurred in the ordinary course of business since December 31, 2013, (iii) as expressly permitted or contemplated by this Agreement and (iv) for liabilities which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Chiquita nor any Subsidiary of Chiquita has any liabilities of any nature, whether or not accrued, contingent or otherwise, that would be required by US GAAP to be reflected on a consolidated balance sheet of Chiquita and its consolidated Subsidiaries (or in the notes thereto), other than those which, individually or in the aggregate, would not reasonably be expected to have a Chiquita Material Adverse Effect. Chiquita is not a party to any off balance sheet arrangements.

(g) Compliance with Law; Permits.

(i) Chiquita and each of Chiquita’s Subsidiaries are in compliance with and are not in default under or in violation of any Laws, applicable to Chiquita, such Subsidiaries or any of their respective properties or assets, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(ii) Chiquita and Chiquita’s Subsidiaries are in possession of all franchises, grants, authorisations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Relevant Authority necessary for Chiquita and Chiquita’s Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Chiquita Permits”), except where the failure to have any of the Chiquita Permits would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. All Chiquita Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(iii) Notwithstanding anything contained in this Clause 6.2(g), no representation or warranty shall be deemed to be made in this Clause 6.2(g) in respect of the matters referenced in Clause 6.2(d) or 6.2(e), or in respect of environmental, Tax, employee benefits or labour Laws matters.

(h) Environmental Laws and Regulations.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, to the knowledge of Chiquita: (i) each of Chiquita and its Subsidiaries (A) is and has been in compliance with applicable Environmental Laws and (B) holds and is and has been in compliance with all Environmental Permits; (ii) all Environmental Permits were validly issued and are in full force and effect, and all applications, notices or other documents have been timely filed to effect timely renewal, issuance or reissuance of such Environmental Permits; and (iii) all Environmental Permits are expected to be issued or reissued on a timely basis on such terms and conditions as are reasonably expected to enable Chiquita and its Subsidiaries to continue to conduct their operations in a manner substantially similar to the manner in which such operations are presently conducted.

(ii) To the knowledge of Chiquita, neither Chiquita nor any of its Subsidiaries has been or is the subject of any Environmental Claim, and no Environmental Claim is pending or, to the knowledge of Chiquita, threatened against Chiquita or any of its Subsidiaries or against any Person whose liability for the Environmental Claim was or may have been retained or assumed by Contract or by operation of Law or pursuant to any Order by Chiquita or any of its Subsidiaries, except for any such Environmental Claims that have not had and would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(iii) To the knowledge of Chiquita, no Hazardous Materials are present at, on, under or emanating from any properties or facilities currently leased, operated or used or previously owned, leased, operated or used, in circumstances that would reasonably be expected to form the basis for a material Environmental Claim against, or a requirement for investigation or remediation pursuant to applicable Environmental Law by, Chiquita or any of its Subsidiaries.

(iv) To the knowledge of Chiquita, neither Chiquita nor any of its Subsidiaries has Released, disposed of, or arranged to dispose of, any Hazardous Materials in a manner, or to a location, that would reasonably be expected to result in a material Environmental Claim.

(v) To the knowledge of Chiquita, no material Lien imposed by any Governmental Entity having jurisdiction pursuant to any Environmental Law is currently outstanding as to any assets owned, leased or operated by Chiquita or any of its Subsidiaries.

(vi) To the knowledge of Chiquita, Chiquita has provided Fyffes with copies of all material written environmental, health or safety assessments, audits, investigations, and sampling, monitoring, remediation reports and similar documents in Chiquita’s possession or, within its control, which were prepared within three years prior to the date hereof or to the knowledge of Chiquita, prior thereto, including any material documents relating to the Release or presence of, or exposure to, any Hazardous Materials.

(i) Employee Benefit Plans.

(i) Clause 6.2(i)(i) of the Chiquita Disclosure Schedule sets forth a true and complete list of the material Chiquita Benefit Plans, separately identifying each material Chiquita Benefit Plan that is maintained primarily for the benefit of Chiquita Employees outside of the United States (each, an “International Chiquita Benefit Plan”), it being agreed that individual agreements or arrangements with Chiquita Employees who are not Material Employees of Chiquita shall not be treated as material for purposes of this Clause 6.2(i)(i). True and complete copies of all material Chiquita Benefit Plans listed in Clause 6.2(i)(i) of the Chiquita Disclosure Schedule, and all material related documents, have been provided to Fyffes prior to the date of the Agreement.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect, (A) each of the Chiquita Benefit Plans has been operated and administered in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder; no Chiquita Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; no Chiquita Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Chiquita or its Subsidiaries beyond their retirement or other termination of service, other than (I) coverage mandated by applicable Law or (II) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); no liability under Title IV of ERISA has been incurred by Chiquita, its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Chiquita, its Subsidiaries or any of their ERISA Affiliates of incurring a liability thereunder; (B) no Chiquita Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (C) all contributions or other amounts payable by Chiquita or its Subsidiaries as of the Effective Time pursuant to each Chiquita Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with US GAAP; (D) there are no pending, threatened or anticipated claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Chiquita Benefit Plans or any trusts related thereto; (E) no International Chiquita Benefit Plan which is a defined benefit occupational pension scheme within the meaning of the Pensions Act is underfunded and the operation thereof by the trustees thereof prior to the date of this Agreement would not, to the knowledge of Chiquita, give rise to a material liability for Chiquita; (F) the terms by which any participating employer has, at any time, adhered to any International Chiquita Benefit Plan which is a defined benefit or defined contribution pension scheme would not to the knowledge of Chiquita, give rise to a liability for Chiquita otherwise than in accordance with the standard terms of such International Chiquita Benefit Plan as provided for in the governing documentation of such International Chiquita Benefit Plan which are set out in the Chiquita Disclosure Schedule; (G) no participating employer has, at any time, entered into any deed of cessation or analogous document in respect of any International Chiquita Benefit Plan, which is a defined benefit or defined contribution pension scheme would to the knowledge of Chiquita, give rise to a liability for Chiquita; and (H) there are no pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Chiquita Benefit Plans or any trusts related thereto.

(iii) Except as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect, each of the Chiquita Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (A) is so qualified, and there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan, and (B) has received a favourable determination letter or opinion letter as to its qualification. Each such favourable determination letter has been provided or made available to Fyffes.

(iv) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will (A) result in any payment (including severance, unemployment compensation, “excess parachute payment” (within the meaning of Section 280G of the Code), forgiveness of indebtedness or otherwise) becoming due to any current or former director or any employee of the Chiquita Group, (B) increase any benefits otherwise payable under any Chiquita Benefit Plan or (C) result in any acceleration of the time of payment, funding or vesting of any such benefits.

(v) No participant or other consent is required to be obtained in order to effect the treatment of Chiquita Share Options and Chiquita Share Awards set forth in Clause 4.5.

(j) Absence of Certain Changes or Events.  From December 31, 2013 through the date of this Agreement, other than the transactions contemplated by this Agreement, the businesses of Chiquita and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business. Since December 31, 2013, there has not been any change, circumstance, development, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. From December 31, 2013 through the date of this Agreement, neither Chiquita nor any of its Subsidiaries has taken any action that would constitute a breach of Clause 5.2(b)(i), (x), (xi), (xii) or (xvii) had such action been taken after the execution of this Agreement.

(k) Investigations; Litigation.  (i) There is no investigation or review pending (or, to the knowledge of Chiquita, threatened) by any Relevant Authority with respect to Chiquita or any of Chiquita’s Subsidiaries or any of their respective properties, rights or assets, and (ii) there are no claims, actions, suits or proceedings pending (or, to the knowledge of Chiquita, threatened) against Chiquita or any of Chiquita’s Subsidiaries or any of their respective properties, rights or assets before, and there are no orders, judgments or decrees of, any Relevant Authority, which, in the case of sub-clause (i) or (ii), would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(l) Information Supplied.  The information relating to Chiquita, its Subsidiaries and the Chiquita Merger Parties to be contained in the Joint Proxy Statement and the Form S-4 will not, on the date the Joint Proxy Statement (and any amendment or supplement thereto) is first mailed to Chiquita Shareholders and at the time the Form S-4 is declared effective (and any amendment or supplement thereto) or at the time of the Chiquita Shareholders Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Form S-4 (other than the portions thereof relating solely to the Court Meeting or the EGM) will comply in all material respects as to form with the requirements of both the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder. The parts of the Scheme Document for which the Chiquita Directors are responsible under the Takeover Rules and any related filings for which the Chiquita Directors are responsible under the Takeover Rules will comply in all material respects as to form with the requirements of the Takeover Rules and the Act. Notwithstanding the foregoing provisions of this Clause 6.2(l), no representation or warranty is made by Chiquita with respect to information or statements made or incorporated by reference in the Joint Proxy Statement and the Form S-4 which were not supplied by or on behalf of Chiquita.

(m) Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect:

(i) all Tax Returns that are required to be filed by or with respect to Chiquita or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, correct and complete;

(ii) Chiquita and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor, or third party, except with respect to matters for which adequate reserves have been established in accordance with US GAAP in the most recent Chiquita annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statement;

(iii) there is no audit, examination, deficiency, refund litigation, proposed adjustment, or matter in controversy with respect to any Taxes or Tax Return of Chiquita or any of its Subsidiaries;

(iv) the Tax Returns of Chiquita and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including 2012, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the most recent Chiquita annual financial statement;

(v) neither Chiquita nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency;

(vi) all Taxes due and payable by Chiquita or any of its Subsidiaries have been adequately provided for, in accordance with US GAAP, in the financial statements of Chiquita and its Subsidiaries for all periods ending on or before the date hereof;

(vii) neither Chiquita nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. law) in the two years prior to the date of this Agreement;

(viii) none of Chiquita or any of its Subsidiaries has any liability for Taxes of any Person (other than Chiquita or any of its Subsidiaries) under U.S. Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as transferee or successor, by contract or otherwise;

(ix) there are no liens for Taxes upon any property or assets of Chiquita or any of its Subsidiaries, except for Chiquita Permitted Liens; and

(x) no private letter rulings, technical advice memoranda, or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Chiquita or any of its Subsidiaries for any taxable year for which the statute of limitations has not yet expired.

(n) Labour Matters.

(i) Except as set forth in Clause 6.2(n)(i) of the Chiquita Disclosure Schedule, as of the date hereof, no member of the Chiquita Group is a party to, or bound by, any collective bargaining agreement, contract or other agreement or binding understanding with a labour union or labour organisation. No member of the Chiquita Group is subject to a labour dispute, strike or work stoppage except as would not have, individually or in the aggregate, a Chiquita Material Adverse Effect. To the knowledge of Chiquita, there are no organisational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Chiquita Group, except for those the formation of which would not have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(ii) Except as set forth in Clause 6.2(n)(ii) of the Chiquita Disclosure Schedule, the transactions contemplated by this Agreement will not require the consent of, or advance notification to, any works councils, unions or similar labour organisations with respect to employees of the Chiquita Group, other than any such consents the failure of which to obtain or advance notifications the failure of which to provide as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(o) Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, either Chiquita or a Subsidiary of Chiquita owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. There are no pending or, to the knowledge of Chiquita, threatened written claims by any person alleging infringement by Chiquita or its Subsidiaries for their use of any Intellectual Property in their respective businesses as currently conducted that would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, the conduct of the businesses of Chiquita and its Subsidiaries does not infringe upon any Intellectual Property rights or any other proprietary right of any person. As of the date hereof, neither Chiquita nor any of its Subsidiaries has made any claim of a violation or infringement by others of its rights to or in connection with the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, and to the knowledge of Chiquita and its Subsidiaries, no third party is infringing upon the Intellectual Property used in their respective businesses which violation or infringement would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(p) Real Property.

(i) With respect to the real property owned by Chiquita or any Subsidiary as of the date hereof (such property collectively, the “Chiquita Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, either Chiquita or a Subsidiary of Chiquita has good and marketable fee title to such Chiquita Owned Real Property, free and clear of all Liens, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established in accordance with US GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business if the underlying obligations (1) are not yet due and payable or (2) are being contested in good faith by appropriate proceedings, (C) Liens securing property level indebtedness which is disclosed on the most recent consolidated balance sheet of Chiquita or notes thereto or securing liabilities reflected on such balance sheet, (D) Liens arising under equipment leases with third parties entered into in the ordinary course of business or (E) which are non-monetary, incurred in the ordinary course of business and would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used (any such Lien described in any of sub-clauses (A) through (E), a “Chiquita Permitted Lien”). As of the date hereof, neither Chiquita nor any of its Subsidiaries has received notice of any pending, and to the knowledge of Chiquita there is no threatened, condemnation proceeding with respect to any Chiquita Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(ii) The parcels constituting the Chiquita Owned Real Property are assessed separately from all other property not constituting Chiquita Owned Real Property.

(iii) Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, (A) each lease, sublease and other agreement (“Chiquita Lease”) under which Chiquita or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property at which the operations of Chiquita and its Subsidiaries are conducted as of the date hereof (the “Chiquita Leased Real Property”), is valid, binding and in full force and effect, and (B) there is no material default under any Chiquita Lease and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Chiquita or any of its Subsidiaries or, to the knowledge of Chiquita, the landlord thereunder. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, Chiquita and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of any lease, sublease or other agreement applicable thereto, in each parcel of Chiquita Leased Real Property, free and clear of all Liens, except for Chiquita Permitted Liens. As of the date hereof, neither Chiquita nor any of its Subsidiaries (1) has received written notice from any lessor under any Chiquita Lease that such lessor intends to terminate such Chiquita Lease, or (2) has received notice of any pending, and, to the knowledge of Chiquita, there is no threatened, condemnation proceeding with respect to any Chiquita Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(iv) True, correct, and complete copies of all material leases, subleases, or other agreement under which Chiquita or any of its Subsidiaries uses or occupies or has the right to use or occupy any Chiquita Leased Real Property have been made available to Fyffes.

(v) Chiquita Owned Real Property and Chiquita Leased Real Property includes all of the real property necessary for the conduct of the business of Chiquita and its Subsidiaries as currently conducted,

(vi) Except as would not reasonably be expected to have, individually or in the aggregate, a material effect on the operations of Chiquita, the Chiquita Owned Real Property and Chiquita Leased Real Property (A) are, in each case, in working order sufficient for the conduct of the business of Chiquita and its Subsidiaries as currently conducted, (B) are, in each case, supplied with utilities and other services adequate for the operation of said Chiquita Owned Real Property or Chiquita Leased Real Property, (C) has, in each case, unlimited access to and from publicly dedicated streets, and (D) are not subject to any outstanding options to purchase, rights of first refusal or similar rights in favor of any Person.

(vii) Neither Chiquita nor any of its Subsidiaries has granted to any Person (other than Chiquita or its Subsidiaries) the right of use or occupancy of any portion of any material Chiquita Owned Real Property or material Chiquita Leased Real Property, other than as set forth on Clause 6.2(p)(vii) of the Chiquita Disclosure Schedule, which use or occupancy does not interfere in any material respect with the ordinary conduct of business of Chiquita or its Subsidiaries at the Chiquita Owned Real property affected thereby.

(viii) Clause 6.2(p)(viii) of the Chiquita Disclosure Schedule contains a true and complete list of all material Chiquita Owned Real Property and material Chiquita Leased Real Property (and (A) for each material Chiquita Owned Real Property, the location, street address, and name of the fee owner, and (B) for each material Chiquita Leased Real Property, the location, street address, and the names of the parties thereto).

(q) Opinion of Financial Advisor.  The Chiquita Board has received the opinion of Goldman, Sachs & Co., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the Chiquita Shareholders (other than Fyffes and its Affiliates) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Chiquita Board has also received the opinion of Wells Fargo Securities, LLC, as of the date of the meeting of the Chiquita Board at which the Chiquita Board approved this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the Chiquita Shareholders (other than Fyffes and its Affiliates) pursuant to the Merger is fair, from a financial point of view, to such holders.

(r) Required Vote of Chiquita Shareholders.  The Chiquita Shareholder Approval is the only vote of holders of securities of Chiquita which is required to consummate the transactions contemplated hereby (other than, in the case of the IrHoldco Distributable Reserves Creation, the approval of the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders).

(s) Material Contracts.

(i) Clause 6.2(s)(i) of the Chiquita Disclosure Schedule identifies each Chiquita Material Contract that is in effect as of the date hereof. True, correct and complete copies of each have been made available to Fyffes other than to the extent that confidentiality restrictions, Laws (in particular Antitrust Laws) or other obligations applicable to Chiquita restrict the ability of Chiquita to provide copies of Chiquita Material Contracts to Fyffes. For purposes of this Agreement, “Chiquita Material Contracts” mean each of the following contracts to which Chiquita or any of its Subsidiaries is a party or to which any of them is bound:

(A) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K);

(B) any Contract that, in any material respect, limits the ability of Chiquita or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area, or that restricts, in any material respect, the right of Chiquita and its Subsidiaries to sell to or purchase from any Person;

(C) any Contract pursuant to which Chiquita or any of its Subsidiaries has continuing indemnification, guarantee, “earn-out” or other similar contingent payment obligations, in each case that could result in payments in excess of $1,000,000, other than for indemnification and guarantee agreements entered into in the ordinary course of business;

(D) any Contract with any Governmental Entity other than Contracts involving the sale of products or services;

(E) any Contract pursuant to which Chiquita or any of its Subsidiaries grants to or receives from any Person any material rights or interests in or to any Intellectual Property (other than Contracts for generally commercially available computer software or grants in the ordinary course of business in a manner consistent with past practice);

(F) any customer Contract providing for “most favored nation” pricing; or

(G) any Contract governing indebtedness for borrowed money.

(ii) To the knowledge of Chiquita, neither Chiquita nor any Subsidiary of Chiquita is in breach of or default under the terms of any Chiquita Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. To the knowledge of Chiquita, as of the date hereof, no other party to any Chiquita Material Contract is in breach of or default under the terms of any Chiquita Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect. No agreement governing joint ventures of Chiquita or any of its Subsidiaries contains terms which would reasonably be expected to impair in any material respect (x) the ability of Chiquita and its Affiliates to conduct their business as currently conducted or (y) the ability of the parties to realize the anticipated benefits of the transactions contemplated hereby. Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, each Chiquita Material Contract is a valid and binding obligation of Chiquita or the Subsidiary of Chiquita which is party thereto and, to the knowledge of Chiquita, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganisation, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(t) Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect, as of the date hereof, to the knowledge of Chiquita (i) all current, material insurance policies and contracts of Chiquita and its Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary in all material respects for companies of similar size in the same or similar lines of business and (ii) all premiums due thereunder have been paid. Neither Chiquita nor any of its Subsidiaries has received notice of cancellation or termination with respect to any material third party insurance policies or contracts (other than in connection with normal renewals of any such insurance policies or contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Chiquita Material Adverse Effect.

(u) Finders or Brokers.  Except for Goldman, Sachs & Co. and Wells Fargo Securities, LLC, neither Chiquita nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Combination or the Merger.

(v) Anti-Corruption.

(i) To the knowledge of Chiquita, none of Chiquita or its Subsidiaries nor any of their respective Representatives, has in the past five (5) years, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit,

(i) to (x) any Government Official or (y) any company, business or other entity Owned or Controlled, directly or indirectly by any person described in the foregoing clause (x), for the purpose of influencing any act or decision of that Person, securing any improper advantage, or inducing that Person to use his or her influence with a Government Official or a Relevant Authority to influence any act or decision of any Government Official or Relevant Authority, whether or not lawful, or (ii) to any officer, employee, agent, or representative of another company or organization, without that company’s or organization’s knowledge and consent, with the intent to influence improperly the recipient’s action with respect to his or her company’s business, or to gain a commercial benefit to the detriment of the recipient’s company or organization, or to induce the recipient to violate a duty of loyalty to his employer. or which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage. To the knowledge of Chiquita, Chiquita and its Subsidiaries are and at all times in the past five years (to the extent applicable) have been in compliance with the Bribery Act and all other Bribery Legislation, including all Laws enacted to implement the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

(ii) To the knowledge of Chiquita, Chiquita and its Subsidiaries are, and for the past five (5) years have been, (to the extent applicable) in compliance, in all material respects, with the Trade Controls Laws. To the knowledge of Chiquita, none of Chiquita or its Subsidiaries nor any of their officers, directors or agents acting on behalf of such party (x) has been or is designated on the List of Specially Designated Nationals and Blocked Persons maintained by OFAC, or similar lists maintained by the U.S. government, United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, or is Owned or Controlled by any entity or person so listed or (y) has participated in the past five (5) years in any transaction or other activities involving such designated person or entity, or any country that is or was during that period subject to economic sanctions administered by OFAC, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, except for such transactions or activities as were authorized under applicable Law.

(w) No Other Representations.  Except for the representations and warranties contained in this Clause 6.2 or in any certificates delivered by Chiquita in connection with the Completion pursuant to Condition 5(c), Fyffes acknowledges that neither Chiquita nor any Representative of Chiquita makes any other express or implied representation or warranty with respect to Chiquita or any of its Subsidiaries or with respect to any other information provided or made available to Fyffes in connection with the transactions contemplated by this Agreement, including any information, documents, projections, forecasts or other material made available to Fyffes or to Fyffes’ Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

7.  ADDITIONAL AGREEMENTS

7.1  Investigation

(a) Each of Fyffes and Chiquita shall afford the other Party and such other Party’s Representatives reasonable access during normal business hours, throughout the period from the release of the Rule 2.5 Announcement until the earlier of the Effective Time and the date, if any, on which the Agreement is terminated pursuant to Clause 9, to its and its Subsidiaries’ properties, employees, contracts, commitments, books and records, financial and operating data, any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws for purposes of integration planning and/or effecting the Combination or the Merger. Notwithstanding the foregoing, neither Fyffes nor Chiquita shall be required to afford such access if it would unreasonably disrupt the operations of such Party or any of its Subsidiaries, would cause a violation of any agreement to which such Party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such Party or any of its Subsidiaries or would constitute a violation of any applicable Law (including Antitrust Laws) (provided that the withholding Party shall use its reasonable endeavours to cause such information to be provided in a manner that would not result in such violation or loss of privilege). If any material is withheld by a Party pursuant to the preceding sentence, such Party shall (subject to the preceding sentence) inform the other Party as to the general nature of what is being withheld. No investigation pursuant to this Clause 7.1(a) shall affect or be deemed to modify any representation or warranty made by either Party herein or any of the Conditions hereunder.

(b) The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Materials, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement.

7.2  Consents and Regulatory Approvals

(a) The terms of the Combination at the date of publication of the Scheme Document shall be set out in the Rule 2.5 Announcement and the Scheme Document, to the extent required by applicable Law.

(b) Subject to the terms and conditions hereof, the Parties each agree to use all reasonable endeavours to achieve satisfaction of the Conditions as promptly as reasonably practicable following the publication of the Scheme Document and in any event no later than the End Date.

(c) Subject to the terms and conditions hereof, Fyffes, Chiquita and each Chiquita Merger Party shall use all reasonable endeavours to:

(i) take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby (including the Combination and the Merger) as promptly as practicable;

(ii) as promptly as reasonably practicable, obtain from, make with or provide to any Relevant Authority any Clearances required to be obtained as described in Condition 3 of Appendix A, made or provided by Fyffes or Chiquita or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Combination and the Merger);

(iii) as promptly as reasonably practicable, make all filings, and thereafter make any other required or appropriate submissions, that are required or reasonably necessary to consummate the transactions contemplated by this Agreement (including the Combination and the Merger), including (A) under the HSR Act (it being agreed that the Parties shall make their respective filings under the HSR Act no later than 15 Business Days after the date hereof), (B) under the EC Merger Regulation, (C) under any other Antitrust Laws or foreign investment Laws, (D) under the Takeover Rules and the Act or (E) as required by the High Court; and

(iv) as promptly as reasonably practicable, take reasonable actions to obtain from, make with or provide to any third party any Clearances required to be obtained, made or provided by Fyffes or Chiquita or any of their respective Subsidiaries in connection with the consummation of the transactions contemplated hereby (including the Combination and the Merger);

provided, however, that notwithstanding anything in this Agreement to the contrary, in no event shall Fyffes or Chiquita or any of their respective Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration (other than fees payable to competition authorities or other Relevant Authority or the payment of the costs and expenses of professional advisers) to any third party for any Clearance required in connection with the consummation of the transactions contemplated by this Agreement (including the Combination and the Merger) under any contract or agreement.

(d) Subject to the terms and conditions hereof, including Clause 7.2(h), each of the Parties agrees, and shall cause each of their respective Subsidiaries, to cooperate and to use all reasonable endeavours to (i) obtain any Clearances required in connection with the consummation of the transactions contemplated hereby (including the Combination and the Merger) under the HSR Act, the EC Merger Regulation and any other applicable merger control legislation or federal, state or foreign Law designed to prohibit, restrict or regulate actions for the purpose or effect of monopolisation or restraint of trade (collectively, “ Antitrust Laws”), and (ii) respond to any reasonable requests of any Relevant Authority for information or documentary material under any Antitrust Law, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decision, decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Combination or the Merger or any other transactions contemplated by this Agreement under any Antitrust Law (an “Antitrust Order”), provided that, notwithstanding anything to the contrary contained in this Agreement, Chiquita shall, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that Fyffes is not constrained from complying with applicable Law), other than for filings in the EMEA region, including the EEA, with respect to which Fyffes shall, unless otherwise agreed, on behalf of the Parties, control and lead all communications and strategy relating to the Antitrust Laws (provided that Chiquita is not constrained from complying with applicable Law). The Parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party in connection with proceedings under or relating to any Antitrust Law prior to their submission.

(e) Subject to the proviso in Clause 7.2(d), Chiquita and Fyffes shall (i) promptly advise each other of (and Chiquita or Fyffes shall so advise with respect to communications received by any Subsidiary of Chiquita or Fyffes, as the case may be) any written or oral communication from any Relevant Authority or third party whose Clearance is required or reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement (including the Combination and the Merger); (ii) not participate in any meeting or discussion with any Relevant Authority in respect of any filing, investigation, or enquiry concerning this Agreement or the transactions contemplated by this Agreement unless it consults with the other Party in advance, and, unless prohibited by such Relevant Authority, gives the other Party the opportunity to attend; and (iii) promptly furnish the other Party with copies of all correspondence, filings, and written communications between them and their Subsidiaries and Representatives, on the one hand, and any Relevant Authority or its respective staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement, except that materials may be redacted (x) to remove references concerning the valuation of the businesses of Fyffes or Chiquita or their respective Affiliates, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns. Chiquita shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of Fyffes, which consent shall not be unreasonably withheld, conditioned or delayed and Fyffes shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Relevant Authority without the consent of Chiquita, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any notice, documentation or other communication required to be given by either Party to the other Party pursuant to this Clause 7.2(e), such first Party may give such notice, documentation or other communication to such second Party’s outside counsel, instead of directly to such second Party, if such first Party reasonably believes that doing so is required by, or advisable pursuant to, applicable Law.

(f) Each Party will provide as promptly as practicable such information and documentary material as may be requested by a Relevant Authority following any such filing or notification and shall negotiate with any Relevant Authority in relation to any undertakings, orders, agreements or commitments which any such Relevant Authority requires to facilitate the Combination and the Merger.

(g) In the event that the latest date on which the High Court and/or the Panel would permit Completion to occur is prior to the date that is one year after the date of this Agreement, the Parties shall use all reasonable endeavours to obtain consent of the High Court and/or the Panel, as applicable, to an extension of such latest date (but not beyond the date that is one year after the date of this Agreement). If (i) the High Court, the Takeover Rules and/or the Panel require the lapsing of the Scheme prior to the date that is one year after the date of this Agreement, (ii) Condition 1 fails to be satisfied or (iii) the Scheme lapses pursuant to paragraph 7 of Annex I to the Rule 2.5 Announcement as a result of the

Scheme failing to have become effective on or prior to the date that is one year after the date of this Agreement, the Parties shall (unless and until this Agreement is terminated pursuant to Clause 9) take all actions required in order to re-initiate the Scheme process as promptly as reasonably practicable (it being understood that no such lapsing described in sub-clause (i), (ii), (iii) or (iv) shall, in and of itself, result in a termination of, or otherwise affect any rights or obligations of any Party under, this Agreement).

(h) In furtherance and not in limitation of the other covenants contained in this Clause 7.2, Chiquita and Fyffes agree to take, or cause to be taken (including by its Subsidiaries), any and all steps and to make, or cause to be made (including by its Subsidiaries), any and all undertakings necessary to resolve such objections, if any, that a Relevant Authority may assert under any Antitrust Law with respect to the Combination or the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Relevant Authority with respect to the Combination or the Merger, in each case, so as to enable the Completion to occur as promptly as practicable and in any event no later than the End Date, in each case as may be required in order to obtain all Clearances required directly or indirectly under any Antitrust Law or to avoid the commencement of any action to prohibit the Combination or the Merger under any Antitrust Law, or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding seeking to prohibit the Combination or the Merger or delay Completion beyond the End Date. To assist the Parties in complying with their respective obligations set forth in this Clause 7.2, each of Chiquita and Fyffes shall, and shall cause its Subsidiaries to, enter into one or more agreements required by the Relevant Authority to be entered into by any of them prior to the Completion with respect to any transaction to divest, hold separate or otherwise take any action that limits Chiquita’s, Fyffes’, its Subsidiaries’, or, following consummation of the Combination and the Merger, IrHoldco’s, conduct of business or freedom of action, ownership or control with respect to, or their ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests or properties of Chiquita, Fyffes or any of its Subsidiaries or any equity or other interest in any joint venture held by Chiquita, Fyffes or any of its Subsidiaries (each, a “Divestiture Action”); provided, however, that the consummation of the transactions provided for in any such agreement for a Divestiture Action shall be conditioned upon the Completion. Notwithstanding anything in this Agreement to the contrary, nothing in this Clause 7.2 shall require, or be deemed to require, Chiquita or Fyffes (or any of their respective Subsidiaries) to (and Chiquita and Fyffes shall not, and shall cause their respective Subsidiaries not to, without the prior written consent of the other Party) take any action, agree to take any action or consent to the taking of any action (including with respect to selling, holding separate or otherwise disposing of any business or assets or conducting its (or its Subsidiaries) or, following consummation of the Combination and the Merger, IrHoldco’s, business in any specified manner) if doing so would, individually or in the aggregate, reasonably be expected to result in a material adverse effect on (i) IrHoldco and its Subsidiaries, taken as a whole (following consummation of the Combination and the Merger) or (ii) the benefits anticipated to be realized from the transactions contemplated hereby (a “Burdensome Condition”).

7.3  Directors’ and Officers’ Indemnification and Insurance

(a) IrHoldco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Fyffes or any of its Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Fyffes or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Scheme and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, IrHoldco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Fyffes and its Subsidiaries or in any agreement to which Fyffes or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Effective Time were directors, officers or employees of Fyffes or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit proceeding or investigation is pending, asserted or made either prior to the Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(a) in respect thereof shall continue until disposition thereof. From and after the Effective Time, IrHoldco shall assume, be jointly and severally liable for, and honour and guaranty, and shall cause Fyffes and its Subsidiaries to honour, in accordance with their respective terms, each of the covenants contained in this Clause 7.3 without limit as to time.

(b) IrHoldco agrees that all rights to indemnification, advancement of expenses or exculpation (including all limitations on personal liability) existing as of the date of this Agreement in favour of each present and former director, officer or employee of Chiquita or any of its Subsidiaries provided for in their respective Organisational Documents or in any agreement to which Chiquita or any of its Subsidiaries is a party in respect of actions or omissions occurring at or prior to the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement) shall survive the consummation of the Scheme and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Merger Effective Time, IrHoldco shall maintain in effect the provisions for indemnification, advancement of expenses or exculpation in the Organisational Documents of Chiquita and its Subsidiaries or in any agreement to which Chiquita or any of its Subsidiaries is a party and shall not amend, repeal or otherwise modify such provisions in any manner that would adversely affect the rights thereunder of any individuals who at any time prior to the Merger Effective Time were directors, officers or employees of Chiquita or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement); provided, however, that in the event any claim, action, suit, proceeding or investigation is pending, asserted or made either prior to the Merger Effective Time or within such six year period, all rights to indemnification, advancement of expenses or exculpation required to be continued pursuant to this Clause 7.3(b) in respect thereof shall continue until disposition thereof. From and after the Effective Time, IrHoldco shall assume, be jointly and severally liable for, and honour and guaranty, and shall cause Chiquita and its Subsidiaries to honour, in accordance with their respective terms, each of the covenants contained in this Clause 7.3 without limit as to time.

(c) At and after the Effective Time, each of IrHoldco and Fyffes shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Fyffes or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Fyffes or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Fyffes Indemnified Party” and, collectively, the “Fyffes Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Fyffes Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Fyffes or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Fyffes or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Effective Time (including actions or omissions occurring at or prior to the Effective Time arising out of the transactions contemplated by this Agreement).

(d) At and after the Merger Effective Time, each of IrHoldco and Chiquita shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director, officer or employee of Chiquita or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Chiquita or any of its Subsidiaries (each, together with his or her respective heirs and representatives, a “Chiquita Indemnified Party” and, collectively, the “Chiquita Indemnified Parties” and, collectively with the Fyffes Indemnified Parties, the “Indemnified Parties”) against all costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Chiquita Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any actual or threatened claim, action, suit, proceeding or investigation (whether arising before, at or after the Merger Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in such person’s capacity as a director, officer or employee of Chiquita or any of its Subsidiaries or as a director, officer, member, trustee or fiduciary of another company, joint venture, trust or other enterprise if such service was at the request or for the benefit of Chiquita or any of its Subsidiaries, in each case occurring or alleged to have occurred at or before the Merger Effective Time (including actions or omissions occurring at or prior to the Merger Effective Time arising out of the transactions contemplated by this Agreement).

(e) For a period of six (6) years from the Effective Time, IrHoldco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Completion Date maintained by Fyffes and its Subsidiaries with respect to matters arising on or before the Effective Time (provided that IrHoldco may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Fyffes may purchase at its option prior to the Effective Time, and, in such case, IrHoldco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Fyffes) under Fyffes’ existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Fyffes’ directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Effective Time, is from a carrier with comparable credit ratings to Fyffes’ existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Fyffes’ directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Effective Time, IrHoldco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Fyffes prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(f) For a period of six (6) years from the Merger Effective Time, IrHoldco shall cause to be maintained in effect (i) the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Completion Date maintained by Chiquita and its Subsidiaries with respect to matters arising on or before the Merger Effective Time (provided that IrHoldco may substitute therefor policies with a carrier with comparable credit ratings to the existing carrier of at least the same coverage and amounts containing terms and conditions that are no less favourable to the insured) or (ii) a “tail” policy (which Chiquita may purchase at its option prior to the Merger Effective Time, and, in such case, IrHoldco shall cause such policy to be in full force and effect, and shall cause all obligations thereunder to be honoured by Chiquita) under Chiquita’s existing directors’ and officers’ insurance policy that covers those persons who are currently covered by Chiquita’s directors’ and officers’ insurance policy in effect as of the date hereof for actions and omissions occurring at or prior to the Merger Effective Time, is from a carrier with comparable credit ratings to Chiquita’s existing directors’ and officers’ insurance policy carrier and contains terms and conditions that are no less favourable to the insured than those of Chiquita’s directors’ and officers’ insurance policy in effect as of the date hereof; provided, however, that, after the Merger Effective Time, IrHoldco shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Chiquita prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(g) The rights of each Indemnified Party under this Clause 7.3 shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the Organisational Documents of Fyffes or any of its Subsidiaries or the Organisational Documents of Chiquita or any of its Subsidiaries, as applicable, any agreement, any insurance policy, the Act, the NJBCA (or any other applicable Law) or otherwise. The provisions of this Clause 7.3 shall survive the consummation of the Combination and the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the written consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Clause 7.3 and shall be entitled to enforce the covenants contained in this Clause 7.3). IrHoldco shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Clause 7.3.

(h) In the event IrHoldco or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys more than 50% of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of IrHoldco assume the obligations set forth in this Clause 7.3.

7.4  Employment and Benefit Matters

(a) For a period of one (1) year following the Effective Time, IrHoldco shall provide, or shall cause to be provided, to each Fyffes Employee no less favorable terms and conditions of employment (excluding any severance benefits) than such Fyffes Employee received immediately before the Effective Time. Further, and notwithstanding any other provision of this Agreement to the contrary, IrHoldco shall provide any Fyffes Employee whose employment terminates during the one-year period following the Effective Time with severance benefits (net of any statutorily required severance) that are no less favourable than the severance benefits which would have applied to such Fyffes Employee (if any) immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement, IrHoldco shall observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable Law, that govern the employment of any Fyffes Employees.

(b) For a period of one (1) year following the Effective Time, IrHoldco shall provide, or shall cause to be provided, to each Chiquita Employee no less favorable terms and conditions of employment (excluding any severance benefits) than such Chiquita Employee received immediately before the Effective Time. Further, and notwithstanding any other provision of this Agreement to the contrary, IrHoldco shall provide any Chiquita Employee whose employment terminates during the one-year period following the Effective Time with severance benefits (net of any statutorily required severance) that are no less favourable than the severance benefits which would have applied to such Chiquita Employee (if any) immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement, IrHoldco shall observe the provisions and obligations of any extant collective bargaining agreements until their expiration, modification or termination in accordance with their terms and applicable Law, that govern the employment of any Chiquita Employees.

(c) For purposes of vesting, eligibility to participate and level of benefits under the employee benefit plans of IrHoldco providing benefits to any Fyffes Employees or Chiquita Employees after the Effective Time (the “New Plans”),

(i) each Fyffes Employee shall be credited with his or her years of service with the Fyffes Group and its predecessors before the Effective Time, to the same extent as such Fyffes Employee was entitled, before the Effective Time, to credit for such service under any similar Fyffes Benefit Plan in which such Fyffes Employee participated, or was eligible to participate, immediately prior to the Effective Time; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service; and

(ii) each Chiquita Employee shall be credited with his or her years of service with the Chiquita Group and its predecessors before the Effective Time, to the same extent as such Chiquita Employee was entitled, before the Effective Time, to credit for such service under any similar Chiquita Benefit Plan in which such Chiquita Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits with respect to the same period of service.

(d) IrHoldco hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Fyffes Option Scheme will occur at or prior to the Effective Time.

(e) Subject to the performance by the Parties of their obligations under Clauses 4.2 and 5.1(b)(iii) hereof, Chiquita hereby acknowledges that a “change of control” (or similar phrase) within the meaning of those Chiquita Benefit Plans set forth in Clause 7.4(e) of the Chiquita Disclosure Schedule will not be intended to occur at or prior to the Effective Time, as applicable. Subject to the performance by the Parties of their obligations under Clauses 4.2 and 5.1(b)(iii) hereof, prior to the Effective Time, the IrHoldco Board and each committee of the IrHoldco Board or any committee responsible for the administration of any Chiquita Benefit Plan shall adopt resolutions concluding that the consummation of the transactions contemplated by this Agreement shall not constitute a “change of control” as such term is used in each such Chiquita Benefit Plan.

(f) IrHoldco will cooperate with Fyffes in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Fyffes or any Subsidiary of Fyffes in accordance with all applicable Laws and bargaining agreements, if any.

(g) IrHoldco will cooperate with Chiquita in respect of consultation obligations and similar notice and bargaining obligations owed to any employees or consultants of Chiquita or any Subsidiary of Chiquita in accordance with all applicable Laws and bargaining agreements, if any.

(h) Without limiting the provisions of Clause 7.4(a) hereof, with respect to the fiscal year of Fyffes in which the Effective Time occurs, Fyffes shall have the right to:

(i) in the event that the Effective Time occurs prior to December 31, 2014, Fyffes shall be entitled to pay on or about the Effective Time, the Fyffes 2014 annual bonuses and Fyffes short term incentive plan payments based on the target level of performance to each Fyffes 2014 annual bonus plan participant and/or short term incentive plan participant who is employed by the Fyffes Group on the Effective Time; and

(ii) in the event that the Effective Time occurs on or after January 1, 2015, (A) Fyffes shall have the right to pay each employee of the Fyffes Group who participates in the annual bonus or short term incentive plan an annual cash bonus in respect of 2014 based on actual performance, such bonus to be paid at the same time or times Fyffes pays such bonuses in the ordinary course of business and (B) Fyffes shall have the right to pay each employee of the Fyffes Group who participates in the annual bonus or incentive plan an annual cash bonus in respect of 2015 in an amount equal to the target bonus for 2015, such bonus to be paid at the same time or times Fyffes pays bonuses in the ordinary course of business;

(iii) consistent with its past practice, make appropriation in such fiscal year to each employee of the Fyffes Group who participates in the Fyffes Profit Share Plan in respect of such fiscal year;

(iv) pay in cash, at such time as Fyffes pays such awards in the ordinary course, any award that vests under the Fyffes Short Term Incentive Plan.

(i) Without limiting the provisions of Clause 7.4(b) hereof:

(i) in the event that the Effective Time occurs prior to December 31, 2014, Chiquita shall be entitled to pay on or about the Effective Time, the Chiquita 2014 Bonuses based on the target level of performance to each Chiquita 2014 Bonus Plan Participant who is employed by the Chiquita Group on the Effective Time; and

(ii) in the event that the Effective Time occurs on or after January 1, 2015, (A) Chiquita shall have the right to pay each employee of the Chiquita Group who participates in the annual bonus or incentive plan an annual cash bonus in respect of 2014 based on actual performance, such bonus to be paid at the same time or times Chiquita pays such bonuses in the ordinary course of business and (B) Chiquita shall have the right to pay each employee of the Chiquita Group who participates in the annual bonus or incentive plan an annual cash bonus in respect of 2015 in an amount equal to the target bonus for 2015, such bonus to be paid at the same time or times Chiquita pays bonuses in the ordinary course of business.

(j) Nothing in this Agreement shall confer upon any Fyffes Employee or Chiquita Employee any right to continue in the employ or service of IrHoldco or any Affiliate of IrHoldco, or shall interfere with or restrict in any way the rights of IrHoldco or any Affiliate of IrHoldco, which rights are hereby expressly reserved, to discharge or terminate the services of any Fyffes Employee or Chiquita Employee at any time for any reason whatsoever, with or without cause, subject to applicable Law. Notwithstanding any provision in this Agreement or the Laws of any jurisdiction to the contrary, nothing in this Clause 7.4 shall (x) be deemed or construed to be an amendment or other modification of any Fyffes Benefit Plan or Chiquita Benefit Plan, or (y) create any third party rights in any current or former service provider of Chiquita, Fyffes or any of their respective Affiliates (or any beneficiaries or dependents thereof), or (z) limit the rights of IrHoldco or any Affiliate to amend, modify or terminate any Fyffes Benefit Plan, Chiquita Benefit Plan or any other benefit plan, program, agreement or arrangement.

7.5  Stock Exchange Listing

IrHoldco and Chiquita shall use all reasonable endeavours to cause (i) the IrHoldco Shares to be delivered pursuant to the Merger, (ii) all of the Share Consideration to be issued in the Combination, and (iii) the IrHoldco Shares issuable upon conversion of the Chiquita Convertible Notes or any outstanding equity awards, to be approved for listing on the NYSE, subject only to official notice of issuance, prior to the Completion Date.

7.6  Corporate Governance Matters

(a) Chiquita and the Chiquita Board and IrHoldco and the IrHoldco Board shall take all actions necessary so that, as of the Effective Time, the number of directors that comprise the full IrHoldco Board shall be thirteen. The IrHoldco Board as of the Effective Time shall be reconstituted as follows: Fyffes shall be entitled to designate six directors, Chiquita shall be entitled to designate six directors, and the remaining director shall appointed by the mutual consent of Fyffes and Chiquita; provided that if the remaining director shall not have been appointed by the Effective Time, the remaining director shall thereafter be appointed by the respective designees of Fyffes and Chiquita. In the event that, prior to the Effective Time, any designee of Fyffes or Chiquita to the IrHoldco Board is unable or unwilling to serve on such board of directors, a replacement shall be similarly selected by Fyffes or Chiquita, as applicable, provided that no more than one designee (in the case of Chiquita) and two designees (in the case of Fyffes) shall not qualify as an “independent” director within the rules of the NYSE for persons serving on an audit or compensation committee.

(b) Chiquita and the Chiquita Board and IrHoldco and the IrHoldco Board shall take all actions necessary so that, as of the Effective Time, each committee of the IrHoldco Board shall be composed of an equal number of Fyffes and Chiquita directors, plus, if determined jointly by Fyffes and Chiquita, any person so designated who qualifies as an “independent director” and is not a designee of either Chiquita or Fyffes.

(c) Prior to the Effective Time, and to the extent such individuals continue to serve as officers of Fyffes and Chiquita, as applicable, at the Effective Time, the IrHoldco Board shall take all actions as may be necessary to appoint the individuals listed on Exhibit 7.6(c) to the respective positions indicated therein, effective as of the Effective Time. All other officers shall be determined jointly by Fyffes and Chiquita or, if determined following the Effective Time, by the Board of Directors of IrHoldco, including a majority of the designees of each of Fyffes and Chiquita, in each instance with the objective of designating the best person for each position.

(d) IrHoldco, Chiquita and Fyffes shall take all action as may be necessary to cause the name of IrHoldco as of Completion to be “ChiquitaFyffes plc”.

(e) Prior to the Effective Time, IrHoldco shall offer to enter into agreements effective as of the Effective Time, with the individuals and on the terms set forth on Clause 7.6(e) of the Fyffes Disclosure Schedule.

(f) Following Completion, senior executives of the combined company shall be based in both Dublin, Ireland and Charlotte, North Carolina.

7.7  Rule 16b-3 Actions

Prior to the Effective Time, IrHoldco, Fyffes and Chiquita shall take all such steps as may be required to cause (a) any dispositions of Chiquita Shares (including derivative securities with respect to Chiquita Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Chiquita immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of IrHoldco Shares (including derivative securities with respect to IrHoldco Shares) resulting from the Combination or the Merger and the other transactions contemplated by this Agreement, by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to IrHoldco to be exempt under Rule 16b-3 promulgated under the Exchange Act.

7.8  Financing Cooperation

(a) Prior to the Completion Date, Fyffes shall provide to Chiquita, and shall cause its Subsidiaries to, and shall use all reasonable endeavours to cause the respective officers, employees and advisors and other Representatives, including legal and accounting, of Fyffes and its Subsidiaries to, provide to Chiquita and its Subsidiaries such cooperation as may be reasonably requested by Chiquita in connection with the arranging, obtaining, syndication and consummation of the Financing (provided that such requested cooperation does not unreasonably interfere with the business or operations of Fyffes and its Subsidiaries), including (i) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required or necessary in connection with the Financing, (iii) furnishing Chiquita as promptly as reasonably practicable with financial and other pertinent information regarding Fyffes and its Subsidiaries as may be reasonably requested by Chiquita to consummate the Financing, (iv) providing such documents and other information relating to Fyffes and its Subsidiaries as may be reasonably required to enable the delivery of any customary certificates or certifications, customary legal opinion, negative assurance opinion and customary comfort letters relating to the Financing, (v) using all reasonable endeavours to obtain the consents of Fyffes’ accountants for use of their reports on the audited financial statements of Fyffes in any materials relating to the Financing, (vi) using reasonable endeavours to obtain Fyffes’ accountant’s comfort letters and customary legal opinions reasonably requested by Chiquita or any financing source, (vii) reasonably cooperating with requests for customary due diligence investigations, (viii) using reasonable endeavours to ensure that the Financing benefits from the existing lender relationships of Fyffes and its Subsidiaries and (ix) providing such documentation and other information about Fyffes and its Subsidiaries as is reasonably requested in writing by Chiquita in advance of the Completion Date in connection with the Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations, including without limitation, the USA PATRIOT ACT; provided that (A) the Fyffes Board and officers of Fyffes prior to the Completion Date and the directors and officers of the Subsidiaries of Fyffes prior to the Completion Date shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, except for such resolutions effective on the occurrence of the Completion, (B) Fyffes nor any of its Subsidiaries shall be required to execute, prior to the Completion Date, any definitive financing agreements, including any credit or other agreements in connection with the Financing, except for such agreements that are contingent on the occurrence of the Completion, and

(C) except as expressly provided above, none of Fyffes nor any of its Subsidiaries shall be required to take any corporate actions prior to the Completion Date to permit the consummation of the Financing, except for such actions that are contingent on the occurrence of the Completion.

(b) Fyffes and Chiquita shall share equally in the expenses incurred in connection with seeking to implement the Financing (other than fees and expenses of its attorneys and accountants, which shall be paid by the respective party); provided that any such expenses payable by Fyffes shall be paid on the earlier of the (i) the termination of this Agreement in accordance with its terms and (ii) the Completion. Furthermore, the appropriate Party shall, upon written request by the other Party, reimburse the other for its share of reasonable documented out-of-pocket costs and expenses incurred in connection with the Financing and shall indemnify and hold harmless the other, and its respective Representatives from and against any and all liabilities, losses, damages, claims, expenses, interest, judgments and penalties suffered or incurred by them in connection with the syndication or consummation of the Financing arising as a result of (x) any information provided by the other and utilised in connection therewith, or (y) willful misconduct or gross negligence by the other or its Representatives.

7.9  Dividends

After the date of this Agreement and prior to Completion, Fyffes shall continue to pay, set record dates and payment dates for dividends consistent with past practice and as permitted by Clause 5.1(b)(i).

7.10  Creation of Distributable Reserves

(a) Unless Chiquita and Fyffes otherwise agree, (i) Chiquita shall use all reasonable endeavours to submit to the vote of the Chiquita Shareholders at the Chiquita Shareholders Meeting a resolution (the “Chiquita Distributable Reserves Resolution”) to approve the reduction of the share premium of IrHoldco to allow the creation of distributable reserves of IrHoldco (the “IrHoldco Distributable Reserves Creation”) and (ii) Fyffes shall use all reasonable endeavours to submit to the vote of the Fyffes Shareholders at the EGM a resolution to approve the reduction of share premium of IrHoldco to allow the IrHoldco Distributable Reserves Creation (the “Fyffes Distributable Reserves Resolution”).

(b) The Parties agree that none of the approval of the Chiquita Distributable Reserves Resolution, the approval of the Fyffes Distributable Reserves Resolution or the implementation of the IrHoldco Distributable Reserves Creation shall be a condition to the Parties’ obligation to effect the Combination or the Merger.

(c) Subject to approval of the Fyffes Distributable Reserves Resolution by the Fyffes Shareholders and the Chiquita Distributable Reserves Resolution by the Chiquita Shareholders, Chiquita and IrHoldco shall:

(i) prior to Completion, procure the passing of a resolution of the shareholders of IrHoldco providing for the reduction of share capital of IrHoldco in order to allow an application to be made under Section 72 of the Act to the High Court to allow for the IrHoldco Distributable Reserves Creation; and

(ii) as promptly as reasonably practicable following Completion, prepare and file an application to the High Court for an order pursuant to the Act approving the IrHoldco Distributable Reserves Creation.

7.11  Certain IrHoldco Shareholder Resolutions

Prior to the Court Hearing, Chiquita and IrHoldco shall procure the passing of resolutions of the shareholders of IrHoldco providing for:

(a) the re-registration of IrHoldco as a public limited company;

(b) the appointment, or confirmation of the appointment, of directors of IrHoldco with effect from the Effective Time in accordance with Clause 7.6;

(c) (if shareholder approval is required) the acquisition of IrHoldco Subscriber Shares;

(d) the purchase of its own shares and reissue of treasury shares; and

(e) the grant to the directors of share allotment authorities and powers to allot securities in disregard of shareholders pre-emption rights to the maximum extent permissible under Irish law.

7.12  IrHoldco’s Obligations

Chiquita agrees that it will (i) cause IrHoldco to perform its obligations under this Agreement in accordance with the terms hereof and (ii) be responsible for any liability of IrHoldco under this Agreement.

7.13  Transaction Litigation

Subject to any fiduciary duties of the board of directors of Fyffes or any of its Subsidiaries, Fyffes shall consult and cooperate with Chiquita in Fyffes’ defense or settlement of any shareholder litigation (other than any litigation or settlement where the interests of Fyffes or any of its Affiliates are adverse to those of Chiquita, any Chiquita Merger Party or any of their respective Affiliates) against Fyffes or its directors or executive officers relating to the transactions contemplated by this Agreement or the Expenses Reimbursement Agreement. Subject to any fiduciary duties of the board of directors of Chiquita or any of its Subsidiaries, Chiquita shall consult and cooperate with Fyffes in Chiquita’s defense or settlement of any shareholder litigation (other than any litigation or settlement where the interests of Chiquita or any of its Affiliates are adverse to those of Fyffes or any of its Affiliates) against Chiquita or its directors or executive officers relating to the transactions contemplated by this Agreement or the Expenses Reimbursement Agreement.

7.14  Steps to be Compliant with the Sarbanes-Oxley Act

Fyffes shall cooperate with Chiquita and make reasonable endeavors to be compliant with the requirements of the Sarbanes-Oxley Act at the Completion Date or as soon as practicable thereafter.

7.15  Support Letter

Fyffes agrees to enforce such rights as it may have pursuant to the terms of the Support Letter and not to waive or modify, without Chiquita’s consent, any obligations of the counterparty to such letter.

8.  COMPLETION OF COMBINATION AND MERGER

8.1  Completion

(a) Completion Date:

(i) Completion shall take place at 9:00 a.m., New York City time, on a date to be agreed by the Parties, being not more than 3 Business Days (or such shorter period of time as remains before 11:59 p.m., New York City time, on the End Date) after the satisfaction or, in the sole discretion of the applicable Party, waiver (where applicable) of all of the Conditions (“Completion Date”) with the exception of Condition 2(d) (delivery and registration of the Court Order and a copy of the minute required by Section 75 of the Act) (but subject to the satisfaction of such Condition).

(ii) Completion shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036.

(b) On or prior to Completion:

(i) Fyffes shall procure that a meeting of the Fyffes Board (or a duly authorised committee thereof) is held at which resolutions are passed (conditional on registration of the Court Order with the Registrar of Companies occurring and effective as of the Effective Time) approving:

(A) the allotment and issue to IrHoldco (and/or its nominees) in accordance with the Scheme of the number of new shares in the capital of Fyffes provided for in the Scheme;

(B) the removal of the directors of Fyffes as IrHoldco shall determine; and

(C) the appointment of such persons as IrHoldco may nominate as the directors of Fyffes with the approval of Fyffes and Chiquita.

(c) On Completion:

(i) IrHoldco shall, in respect of each Fyffes Share subject to the Scheme: issue 0.1567 (the “Exchange Ratio”) of a IrHoldco Share (the “Share Consideration” together with any cash in lieu of Fractional Entitlements due a holder, the “Scheme Consideration”) to the applicable Fyffes Shareholder (and/or their nominees), which Share Consideration shall be duly authorised, validly issued, fully paid and non-assessable and free of Liens and pre-emptive rights; provided, however, that no fractions of IrHoldco Shares (the “Fractional Entitlements”) shall be issued by IrHoldco to the Fyffes Shareholders under this Clause 8.1(c)(i), and all Fractional Entitlements shall be aggregated and sold in the market by the Exchange Agent with the net proceeds of any such sale distributed pro-rata to the Fyffes Shareholders;

in accordance with the Scheme; and

(ii) Fyffes shall deliver to IrHoldco:

(A) a certified copy of the resolutions referred to in Clause 8.1(b)(i);

(B) letters of resignation from the directors that are removed from Fyffes in accordance with Clause 8.1(b)(i)(B) (each such letter containing an acknowledgement that such resignation is without any claim or right of action of any nature whatsoever outstanding against Fyffes or the Fyffes Group or any of their officers or employees for breach of contract, compensation for loss of office, redundancy or unfair dismissal or on any other grounds whatsoever in respect of the removal); and

(C) share certificates in respect of the aggregate number of shares in the capital of Fyffes to be issued to IrHoldco (and/or its nominees) in accordance with the Scheme.

(iii) Fyffes shall cause an office copy of the Court Order and a copy of the minute required by Section 75 of the Act to be filed with the Companies Registration Office and obtain from the Registrar of Companies a Certificate of Registration in relation to the reduction of share capital involved in the Scheme.

(iv) By the time of the Court Hearing, Chiquita and IrHoldco shall cause the IrHoldco Memorandum and Articles of Association to be amended and restated in their entirety in the form set forth in Exhibit 8.1(c)(iv), with such changes as Chiquita and Fyffes shall mutually agree.

(v) Chiquita and IrHoldco shall enter into a supplemental indenture in respect of the Chiquita Convertible Notes containing the provisions required by the Chiquita Convertible Notes Indenture and pursuant to which IrHoldco shall agree to unconditionally guarantee Chiquita’s obligations under the Chiquita Convertible Notes and shall take all such other actions required to be taken by the Chiquita Convertible Notes Indenture with respect to the Chiquita Convertible Notes in connection with the transactions contemplated hereby, including, without limitation, registering any underlying IrHoldco Shares issuable thereunder (if required by applicable Law).

(d) Exchange of Fyffes Shares

(i) Exchange Agent.  On or immediately after the Completion, IrHoldco shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Fyffes Shareholders, evidence of shares in book entry form representing the aggregate Share Consideration. All shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Fyffes Exchange Fund”.

(ii) Chiquita and Fyffes agree to use all reasonable endeavours acting in good faith to agree and implement the arrangements for the delivery to, and holding and settlement by, the Fyffes Shareholders of the Share Consideration with a view to facilitating holding and transfer of IrHoldco shares on an efficient and cost effective basis. Unless otherwise agreed by the parties, Chiquita and Fyffes will co-operate to implement the following arrangements to the extent permissible and feasible on Completion:

(A) the Share Consideration will not be admitted to Irish CREST and will not be capable of being held, transferred or settled through Irish CREST;

(B) the Share Consideration (to be held through DTC) will be deposited in DTC;

(C) Fyffes Shareholders who hold their shares in uncertificated form may, to the extent permissible and feasible, have their Share Consideration delivered in the form of IrHoldco CDIs which will be held and settled in UK CREST;

(D) Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Permitted Jurisdiction will be offered participation in a CSN Facility; and

(E) Fyffes Shareholders who hold their Fyffes Shares in certificated form and have a registered address in a CSN Restricted Jurisdiction will, to the extent permissible in accordance with applicable Law and not (in the reasonable opinion of Chiquita and Fyffes) unduly onerous for any reason, be issued Share Consideration directly or, if not permissible or if unduly onerous, have their IrHoldco Shares sold and the proceeds net of dealing costs remitted to them.

(iii) Exchange Procedures.  Unless otherwise agreed by Chiquita and Fyffes, as soon as reasonably practicable following the publication of the Joint Proxy Statement, and in any event within four (4) Business Days after the Effective Time, IrHoldco shall cause the Exchange Agent to mail to each holder of record of a Fyffes Share, entitled at the Effective Time to a right to receive the Scheme Consideration pursuant to Clause 8.1(c)(i), (i) a letter of transmittal which shall inform each holder that each Fyffes Share issued and outstanding immediately prior to the Scheme Effective Time, and all rights in respect thereof, will at the Scheme Effective Time be cancelled and automatically converted into and become the right to receive cash in respect of any Fractional Entitlement and any cash payment that may be made pursuant to Clause 8.1(d)(ii)(E) and (unless a cash payment is to be made pursuant to Clause 8.1(d)(ii)(E)) Share Consideration to be delivered in accordance with Clause 8.1(d)(ii)(E) or in one of the following methods as determined by the holder: (A) book entry interests in shares held through DTC; (B) IrHoldco CDIs or (C) through the CSN Facility, and (ii) instructions for use in effecting the determination for delivery of the Share Consideration in the method of their choice. After the Scheme Effective Time and provided (where applicable) notice of such determination has been received by the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Fyffes Shares shall be entitled to receive in exchange therefor: (a) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Clause 8.1(d)(vi)) equal to the amount of any cash payable in lieu of any Fractional Entitlements that such holder has the right to receive pursuant to Clause 8.1(c)(i) and any cash payment that may be made pursuant to Clause 8.1(d)(ii)(E) and any cash payment that may be made pursuant to Clause 8.1(d)(ii)(E) and (b) (unless a cash payment is to be made pursuant to Clause 8.1(d)(ii)(E) in the form of (A) book entry interests in shares held through DTC; (B) IrHoldco CDIs; (C) through interests held under the CSN Facility; or (D) in accordance with Clause 8.1(d)(ii)(E), through direct issuance, such number of IrHoldco Shares into which such holder’s Fyffes Shares were converted pursuant to Clause 8.2 (c)(i). No interest shall be paid or shall accrue for the benefit of holders of the Fyffes Shares on the Scheme Consideration payable in respect of the Fyffes Shares. Chiquita and Fyffes will consider in good faith additional procedures which may be appropriate to facilitate transfers of shares following Completion.

(iv) Termination of Fyffes Exchange Fund.  Any portion of the Fyffes Exchange Fund which has not been transferred to the holders of Fyffes Shares as of the one-year anniversary of the Effective Time shall be delivered to IrHoldco or its designee, upon demand, and the IrHoldco Shares included therein shall be sold at the best price reasonably obtainable at the time. Any holder of Fyffes Shares who has not informed the Exchange Agent of its chosen method of delivery of the Share Consideration prior to the one-year anniversary of the Effective Time shall thereafter look only to IrHoldco for payment of such holder’s claim for the Share Consideration (subject to abandoned property, escheat or other similar applicable Laws).

(v) No Liability.  None of the Chiquita Merger Parties, Chiquita or Fyffes or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any Share Consideration (or dividends or distributions with respect thereto) from the Fyffes Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(vi) Withholding.  IrHoldco and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of a Fyffes Share subject to the Scheme such amounts as IrHoldco or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by IrHoldco or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

8.2  Merger

(a) Completion of Merger.  The Merger shall be conditioned only upon the consummation and implementation of the Scheme and the Combination. Immediately following implementation of the Scheme, and in accordance with the NJBCA, MergerSub shall be merged with and into Chiquita at the Merger Effective Time (as defined in Clause 8.2(b)). Following the Merger, the separate corporate existence of MergerSub shall cease and Chiquita shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a direct, wholly owned subsidiary of Delaware Sub and an indirect, wholly owned subsidiary of IrHoldco.

(b) Merger Effective Time.  Subject to the provisions of this Agreement, a certificate of merger satisfying the applicable requirements of the NJBCA shall be duly executed by Chiquita and MergerSub and as soon as practicable following the Completion shall be filed on the Completion Date with the Department of Treasury of the State of New Jersey (the “Certificate of Merger”). The Merger shall become effective at the time of the filing of the Certificate of Merger with the Department of Treasury of the State of New Jersey or at such later time as may be designated jointly by Chiquita and Fyffes and specified in such Certificate of Merger; provided that the Merger shall become effective substantially concurrently with the effectiveness of the Scheme, to the extent possible (the time the Merger becomes effective being the “Merger Effective Time”).

(c) Effects of the Merger.  At and after the Merger Effective Time, the Merger will have the effects set forth in the Certificate of Merger and the NJBCA. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, the separate corporate existence of MergerSub shall cease and all the property, rights, privileges, powers and franchises of Chiquita and MergerSub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Chiquita and MergerSub shall become the debts, liabilities and duties of the Surviving Corporation.

(d) Governing Documents.  The Certificate of Incorporation and the Bylaws of the Surviving Corporation shall be amended as of the Merger Effective Time so as to read in their entirety as the Certificate of Incorporation and Bylaws of MergerSub as in effect immediately prior to the Merger Effective Time, except for the incorporator and except that the Surviving Corporation shall retain Chiquita’s name.

(e) Officers.  From and after the Merger Effective Time and except as otherwise provided in this Agreement, the officers of Chiquita immediately before the Merger Effective Time shall be the officers of the Surviving Corporation immediately after the Merger Effective Time.

(f) Effect on Capital Stock.  At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders:

(i) Conversion of Chiquita Common Stock.  Each Chiquita Share issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall be cancelled and automatically converted into and become the right to receive one IrHoldco Share (the “Merger Consideration”). As a result of the Merger, at the Merger Effective Time, each holder of record of a certificate or certificates which immediately prior to the Merger Effective Time represented outstanding Chiquita Shares (the “Chiquita Certificates”) and each holder of record of a non-certificated outstanding Chiquita Share represented by book entry (“Chiquita Book Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive the consideration payable in respect of the Chiquita Shares represented by such Chiquita Certificate or Chiquita Book Entry Share (as applicable) immediately prior to the Merger Effective Time to be issued in accordance with Clause 8.2(g).

(ii) MergerSub Capital Stock.  At the Merger Effective Time, by virtue of the Merger and without any action on the part of the Parties or any of their respective shareholders, each share of common stock of MergerSub issued and outstanding immediately prior to the Merger Effective Time, and all rights in respect thereof, shall forthwith be cancelled and cease to exist and be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation and which shall be held by Delaware Sub.

(iii) Cancellation of IrHoldco Shares.  Each IrHoldco Subscriber Share in existence immediately prior to the Merger Effective Time shall immediately following the Effective Time be acquired by IrHoldco for nil consideration under the Companies (Amendment) Act 1983.

(iv) Chiquita-Owned Shares.  Each Chiquita Share held by Chiquita as treasury stock or owned by Chiquita immediately prior to the Merger Effective Time, shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(g) Exchange of Certificates and Book Entry Shares.

(i) Exchange Agent.  At the Merger Effective Time, IrHoldco shall deposit with the Exchange Agent, certificates or, at IrHoldco’s option, evidence of shares in book entry form, representing the aggregate Merger Consideration (other than the IrHoldco Subscriber Shares). All certificates representing IrHoldco Shares deposited with the Exchange Agent pursuant to the preceding sentence shall hereinafter be referred to as the “Chiquita Exchange Fund”.

(ii) Exchange Procedures.  As soon as reasonably practicable after the Merger Effective Time, and in any event within four (4) Business Days after the Merger Effective Time, IrHoldco shall cause the Exchange Agent to mail to each holder of record of a Chiquita Certificate and to each holder of record of a Chiquita Book Entry Share, which at the Merger Effective Time were converted into the right to receive the Merger Consideration pursuant to Clause 8.2(f)(i), (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Chiquita Certificates shall pass, only upon delivery of the Chiquita Certificates to the Exchange Agent or, in the case of Chiquita Book Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (ii) instructions for use in effecting the surrender of the Chiquita Certificates and Chiquita Book Entry Shares, as applicable, in exchange for payment of the Merger Consideration therefor. Upon surrender of Chiquita Certificates or Chiquita Book Entry Shares (as applicable) for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Chiquita Certificates or Chiquita Book Entry Shares (as applicable) shall be entitled to receive in exchange therefor: (a) that number of IrHoldco Shares into which such holder’s Chiquita Shares represented by such holder’s properly surrendered Chiquita Certificates or Chiquita Book Entry Shares (as applicable) were converted pursuant to Clause 8.2(f)(i), and the Chiquita Certificates or Chiquita Book Entry Shares (as applicable) so surrendered shall forthwith be cancelled, and (b) a check in an amount of U.S. dollars (after giving effect to any required withholdings pursuant to Clause 8.2(g)(ix)) equal to any cash dividends or other distributions that such holder has the right to receive pursuant to Clause 8.2(g)(iv). No interest shall be paid or shall accrue for the benefit of holders of the Chiquita Certificates or Chiquita Book Entry Shares on the Merger Consideration payable in respect of the Chiquita Certificates or Chiquita Book Entry Shares. Chiquita and Fyffes will consider in good faith additional procedures which may be appropriate to facilitate transfers of shares following the Merger Effective Time.

(iii) Transferred Certificates; Lost, Stolen or Destroyed Certificates.  If payment or issuance of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Chiquita Certificate is registered, it shall be a condition of payment or issuance that the Chiquita Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the person requesting such payment or issuance shall have paid to the Exchange Agent any transfer and other taxes required by reason of the payment or issuance of the Merger Consideration to a person other than the registered holder of the Chiquita Certificate surrendered or shall have established to the satisfaction of the Exchange Agent that such tax either has been paid or is not applicable. In the event that any Chiquita Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, the posting by the holder of a bond in customary amount as indemnity against any claim that may be made against it with respect to the Chiquita Certificate, the Exchange Agent shall deliver in exchange for the lost, stolen or destroyed Chiquita Certificate the applicable Merger Consideration payable in respect of the Chiquita Shares represented by the Chiquita Certificate pursuant to this Clause 8.2.

(iv) Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to IrHoldco Shares with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Chiquita Certificate or Chiquita Book Entry Shares (as applicable) with respect to the Chiquita Shares represented thereby until such Chiquita Certificate or Chiquita Book Entry Shares (as applicable) has been surrendered in accordance with this Clause 8.2. Subject to applicable Law and the provisions of this Clause 8.2, following surrender of any such Chiquita Certificate or Chiquita Book Entry Shares (as applicable), there shall be paid to the record holder thereof by the Exchange Agent, without interest promptly after such surrender, (a) the number of IrHoldco Shares to which such record holder was entitled pursuant to this Clause 8.2, (b) at the time of surrender, the amount of dividends or other distributions with a record date on or after the date of the Merger Effective Time and a payment date on or prior to the date of this surrender and not previously paid and (c) at the appropriate payment date, the dividends or other distributions payable with respect to those IrHoldco Shares with a record date on or after the date of the Merger Effective Time but with a payment date subsequent to surrender.

(v) No Further Ownership Rights in Chiquita Shares.  Until surrendered as contemplated hereby, each Chiquita Certificate or Chiquita Book-Entry Share shall, after the Merger Effective Time, represent for all purposes only the right to receive upon such surrender the applicable Merger Consideration as contemplated by this Clause 8.2, the issuance or payment of which shall be deemed to be the satisfaction in full of all rights pertaining to Chiquita converted in the Merger. At the Merger Effective Time, the stock transfer books of Chiquita shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Chiquita Shares which were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Chiquita Certificates or Chiquita Book Entry Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Clause 8.2.

(vi) Termination of Chiquita Exchange Fund.  Any portion of the Chiquita Exchange Fund which has not been transferred to the holders of Chiquita Certificates or Chiquita Book Entry Shares (as applicable) as of the one-year anniversary of the Merger Effective Time shall be delivered to IrHoldco or its designee, upon demand, and the IrHoldco Shares included therein shall be sold at the best price reasonably obtainable at that time. Any holder of Chiquita Certificates or Chiquita Book Entry Shares (as applicable) who has not complied with this Clause 8.2 prior to the one-year anniversary of the Merger Effective Time shall thereafter look only to IrHoldco for payment of such holder’s claim for the Merger Consideration (subject to abandoned property, escheat or other similar applicable Laws).

(vii) No Liability.  None of the Chiquita Merger Parties, Chiquita or Fyffes or the Exchange Agent or any of their respective Affiliates, directors, officers, employees and agents shall be liable to any person in respect of any IrHoldco Shares (or dividends or distributions with respect thereto) from the Chiquita Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(viii) Withholding.  Delaware Sub, MergerSub and the Exchange Agent shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement to any Person who was a holder of Chiquita Shares immediately prior to the Merger Effective Time such amounts as Delaware Sub, MergerSub or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the Code or any other provision of federal, state, local or non-U.S. Tax law. To the extent that amounts are so withheld by Delaware Sub, MergerSub or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person to whom such consideration would otherwise have been paid.

9.  TERMINATION

9.1  Termination

(a) This Agreement may be terminated at any time prior to the Effective Time:

(i) by either Fyffes or Chiquita if:

(A) the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; or

(B) the Chiquita Shareholders Meeting shall have been completed and the Chiquita Shareholder Approval shall not have been obtained;

(ii) by either Fyffes or Chiquita if the Effective Time shall not have occurred by 11:59 p.m., New York City time, on the End Date, provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(ii) shall not be available to a Party whose breach of any provision of this Agreement shall have caused the failure of the Effective Time to have occurred by such time;

(iii) by either Fyffes or Chiquita if the High Court declines or refuses to sanction the Scheme, unless both Parties agree that the decision of the High Court shall be appealed;

(iv) by either Fyffes or Chiquita if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Combination or the Merger and such injunction shall have become final and non-appealable, provided that the right to terminate this Agreement pursuant to this Clause 9.1(a)(iv) shall not be available to a Party whose breach of any provision of this Agreement shall have caused such injunction;

(v) by Fyffes, if any Chiquita Party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of Conditions 1, 2, 3 or 5 and (2) is not reasonably capable of being cured by the date that is one year after the date of this Agreement, provided that, Fyffes shall have given Chiquita written notice, delivered at least 30 days prior to such termination, stating Fyffes’ intention to terminate this Agreement pursuant to this Clause 9.1(a)(v) and the basis for such termination;

(vi) by Chiquita, if Fyffes shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (1) would result in a failure of a Condition set forth in Conditions 1, 2, 3 or 4 and (2) is not reasonably capable of being cured by the date that is one year after the date of this Agreement, provided that, Chiquita shall have given Fyffes written notice, delivered at least 30 days prior to such termination, stating Chiquita’s intention to terminate this Agreement pursuant to this Clause 9.1(a)(vi) and the basis for such termination;

(vii) by Chiquita, in the event that a Fyffes Change of Recommendation shall have occurred;

(viii) by Fyffes, in the event that a Chiquita Change of Recommendation shall have occurred;

(ix) by Fyffes, pursuant to Clause 5.3(i)(i);

(x) by Chiquita, pursuant to Clause 5.4(i)(i); or

(xi) by mutual written consent of Fyffes and Chiquita.

(b) Termination of this Agreement in accordance with Clause 9.1(a) shall not give rise to any liability of the Parties except as provided in the Expenses Reimbursement Agreement. Clause 10 (other than Clauses 10.1 and 10.11) of this Agreement shall survive, and continue in full force and effect, notwithstanding its termination.

(c) Upon:

(i) Chiquita becoming entitled to a Chiquita Reimbursement Payment, Fyffes shall have no further liability in connection with the termination of this Agreement (for the avoidance of doubt, other than the obligation to pay Chiquita Reimbursement Payments pursuant to the Expenses Reimbursement Agreement), whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Chiquita or its shareholders; or

(ii) Fyffes becoming entitled to the Fyffes Reimbursement Payment, Chiquita and the Financing Sources in their capacities as such shall have no further liability in connection with the termination of this Agreement (for the avoidance of doubt, other than the obligation to pay the Fyffes Reimbursement Payments pursuant to the Expenses Reimbursement Agreement), whether under the Expenses Reimbursement Agreement or this Agreement or otherwise, to Fyffes or its shareholders (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 9.1(c)(ii) and shall be entitled to the protections of the provisions contained in this Clause 9.1(c)(ii) as if they were a party to this Agreement);

provided, however, that nothing herein shall release any Party from liability for intentional breach, for fraud or as provided for in the Confidentiality Agreement.

(d) Each Party hereto understands and confirms that termination of this Agreement shall (i) be without prejudice to the provisions of the Expenses Reimbursement Agreement and (ii) not affect the obligations of each Party to pay costs and expenses as provided in Clause 10.12.

10.  GENERAL

10.1  Announcements

Subject to the requirements of applicable Law, the Takeover Rules, the AIM Rules and the ESM Rules, and any undertaking given to the Irish High Court a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel), the Parties shall consult together as to the terms of, the timing of and the manner of publication of any formal public announcement which either Party may make primarily regarding the Combination, the Scheme, the Merger or this Agreement. Chiquita and Fyffes shall give each other a reasonable opportunity to review and comment upon any such public announcement and shall not issue any such public announcement prior to such consultation, except as may be required by applicable Law, the Takeover Rules, a court order, the Securities Act, the Exchange Act, the SEC or any Relevant Authority (including, without limitation, the Panel and the exchanges on which the Fyffes Shares and Chiquita Shares are traded). The Parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form of the Rule 2.5 Announcement. For the avoidance of doubt, the provisions of this Clause 10.1 do not apply to any announcement, document or publication in connection with a Chiquita Alternative Proposal, a Chiquita Superior Proposal or a Chiquita Change of Recommendation, or a Fyffes Alternative Proposal, Fyffes Superior Proposal, a change in the Scheme Recommendation or any amendment to the terms of the Scheme proposed by Chiquita that would effect an increase in the Scheme Consideration whether before or after a withdrawal or adverse modification of the Scheme Recommendation.

10.2  Notices

(a) Any notice or other document to be served under this Agreement may be delivered by recognized overnight delivery service (with proof of service) or hand delivery in writing, or sent by facsimile process, to the Party to be served as follows:

(i)	if to Chiquita, to:

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202
Fax: +1 (513) 672-2658
Attention: General Counsel

with copy to:

McCann FitzGerald Solicitors
Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland
Fax: +353 1 829 0010
Attention: David Byers

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Fax: +1 (212) 735-2000
Attention: David J. Friedman, Esq.

and

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, IL 60606
Fax: +1 (312) 407-0411
Attention: Peter C. Krupp, Esq.

(ii)	if to Fyffes, to:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
Fax: +353 1 887 2755
Attention: Seamus Keenan, Company Secretary

with copy to:

Arthur Cox
Earlsfort Centre
Earlsfort Terrace, Dublin 2, Ireland
Fax: +353 1 618 0618
Attention: Michael Meghen
         Stephen Hegarty

and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
Fax: +1 (212) 455-2502
Attention: Mario Ponce, Esq.
         Elizabeth Cooper, Esq.

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 10.2.

(b) Any notice or document shall be deemed to have been served:

(i) if delivered by overnight delivery or by hand, at the time of delivery; or

(ii) if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee’s local time), shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).

10.3  Assignment

No Party shall assign all or any part of the benefit of, or rights or benefits under, this Agreement without the prior written consent of the other Parties.

10.4  Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).

10.5  Amendment

No amendment of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by each of the Parties, except that following approval by the Fyffes Shareholders or the Chiquita Shareholders there shall be no amendment to the provisions hereof which by Law requires further approval by the Fyffes Shareholders or the Chiquita Shareholders without such further approval nor shall there be any amendment or change not permitted under applicable Law.

10.6  Entire Agreement

This Agreement, together with the Confidentiality Agreement, the Expenses Reimbursement Agreement and any documents delivered by Chiquita and Fyffes in connection herewith, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between Chiquita and Fyffes with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall survive the execution and delivery of this Agreement.

10.7  Inadequacy of Damages

Each Party agrees that damages would not be an adequate remedy for any breach by it of this Agreement and accordingly each Party shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement.

10.8  Remedies and Waivers

No delay or omission by either Party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement shall:

(a) affect that right, power or remedy; or

(b) operate as a waiver of it.

The exercise or partial exercise of any right, power or remedy provided by Law or under this Agreement shall not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

10.9  Severability

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Law of any jurisdiction, that shall not affect or impair:

(a) The legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) The legality, validity or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

10.10  No Partnership and No Agency

(a) Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, a partnership, association, joint venture or other cooperative entity between any of the Parties.

(b) Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute, or be deemed to constitute, any Party the agent of any other Party for any purpose. No Party has, pursuant to this Agreement, any authority or power to bind or to contract in the name of any other Party to this Agreement.

10.11  Further Assurance

Without limitation to the provisions of this Agreement, the Parties will, and will procure that each member of their respective Groups will, issue, execute or despatch such documentation in a timely fashion or take other actions as is necessary or desirable to facilitate the implementation of the Combination or the Merger or carry out the purposes of this Agreement.

10.12  Costs and Expenses

Save for:

(a) the Panel’s document review fees (which shall be borne and discharged 50% by Chiquita and 50% by Fyffes),

(b) the costs of, and associated with, the filing, printing, publication and posting of the Joint Proxy Statement and the Form S-4 and any other materials required to be posted to Fyffes Shareholders or Chiquita Shareholders pursuant SEC rules or the Takeover Rules, and the filing fees incurred in connection with notifications with any Relevant Authorities under any Antitrust Laws (which shall be borne and discharged 50% by Chiquita and 50% by Fyffes); and

(c) the costs in connection with implementing the Financing, which shall be borne and discharged as provided herein;

each Party shall pay its own costs and expenses of and incidental to this Agreement, the Combination, the Merger and all other transactions contemplated hereby, except as otherwise provided in this Agreement.

10.13  Governing Law and Jurisdiction

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of Ireland; provided, however, that the Merger and matters related thereto shall, to the extent required by the Laws of the State of New Jersey, be governed by, and construed in accordance with, the Laws of the State of New Jersey.

(b) Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

(c) Notwithstanding the foregoing, each of the Parties hereto acknowledges and irrevocably agrees (i) that any Action (whether at law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, this Agreement, any of the transactions contemplated by this Agreement, the Financing or the performance of services thereunder or related thereto against any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto submits for itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Action in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defence of an inconvenient forum to the maintenance of, any such Action in any such court, (iv) that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and (v) that any such Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such state that would result in the application of the laws of any other state or jurisdiction (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13(c) and shall be entitled to enforce the provisions contained in this Clause 10.13(c) as if they were a party to this Agreement).

(d) Each Party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement or the transactions contemplated by this Agreement, the Financing, or the performance of services thereunder or related thereto against any Financing Source in its capacity as such, including but not limited to any Action described in Clause 10.13(c)(i) in any such court described in Clause 10.13(c)(i) (it being expressly agreed that the Financing Sources in their capacities as such shall be third party beneficiaries of this Clause 10.13(d) and shall be entitled to enforce the provisions contained in this Clause 10.13(d) as if they were a party to this Agreement).

(e) Chiquita hereby irrevocably appoints McCann FitzGerald Solicitors as its authorised agent upon whom process may be served in any suit or proceeding arising out of or in connection with this Agreement, and agrees that service of process upon such agent to the following address:

Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland

For the attention of: David Byers and Stephen FitzSimons,

shall constitute effective service of process upon Chiquita in any such suit or proceeding. Chiquita further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect until all obligations of Chiquita under this Agreement have been satisfied or discharged.

10.14  Third Party Beneficiaries

Except:

(a) as provided in Clause 7.3;

(b) as provided in Clause 9.1(c)(ii);

(c) as provided in Clause 10.13(c); and

(d) as provided in Clause 10.13(d);

this Agreement is not intended to confer upon any person other than Fyffes and the Chiquita Parties any rights or remedies under or by reason of this Agreement.

10.15  Non survival of Representations and Warranties

None of the representations and warranties in this Agreement shall survive the Effective Time or the termination of this Agreement.

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

GIVEN under the common seal
of FYFFES PLC

/s/ David McCann Signature
David McCann Print Name Title: Chairman
/s/ Tom Murphy Signature
Tom Murphy Print Name Title: Finance Director

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
CHIQUITA BRANDS
INTERNATIONAL, INC. by its
authorised signatory:

/s/ Edward F. Lonergan Signature
Edward F. Lonergan Print Name Title: President and Chief Executive Officer

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
CBII HOLDING CORPORATION by its
authorised signatory:

/s/ Brian W. Kocher Signature
Brian W. Kocher Print Name Title: President

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
CHICAGO MERGER SUB, INC. by its
authorised signatory:

/s/ Brian W. Kocher Signature
Brian W. Kocher Print Name Title: President

[Signature Page to Transaction Agreement]

IN WITNESS whereof the Parties have entered into this Agreement on the date specified above.

SIGNED for and on behalf of
TWOMBLY ONE LIMITED by its
authorised signatory:

/s/ Paolo Prudenziati Signature
Paolo Prudenziati Print Name Title: Director

[Signature Page to Transaction Agreement]

APPENDIX A

CONDITIONS OF THE COMBINATION AND THE SCHEME

See Annex B

Exhibit 4.2(a)(1)

Form of Consent

DEED OF IRREVOCABLE UNDERTAKING (“UNDERTAKING”)

IN RESPECT OF THE FYFFES SHARE OPTION SCHEME

To:

Chiquita Brands International Inc
550 S Caldwell Street
Charlotte, NC 28202
USA
(“Chiquita”)

Twombly One Limited
Riverside One
Sir John Rogerson’s Quay
Dublin 2
(“ChiquitaFyffes”)

Fyffes Plc
29 North Anne Street
Dublin 7
(“Fyffes”)

7 March 2014

Dear Sirs

COMBINATION OF CHIQUITA BRANDS INTERNATIONAL INC. AND FYFFES PLC

I refer to the proposed combination of Chiquita and Fyffes whereby ChiquitaFyffes will acquire the entire issued and to be issued share capital of Fyffes (the “Transaction”) on the terms and subject to the conditions to be set out in the press announcement (including appendices) to be issued by Chiquita and Fyffes on Monday, 10 March 2014 (the “Press Announcement”).

I understand that the Transaction is proposed to be implemented by way of a scheme of arrangement under section 201 of the Companies Act 1963 (the “Scheme”).

I am providing this undertaking on the basis that it shall lapse in the event the Transaction is not announced in all material respects on the terms and conditions set out or referred to in the Press Announcement prior to 11 March 2014. I note that paragraph 5 below sets out the other circumstance in which this undertaking may lapse.

1.  Option holdings

For good and valuable consideration, the receipt of which I hereby acknowledge, I, the undersigned, irrevocably and unconditionally covenant, undertake, warrant and represent to and confirm and agree with each of Fyffes, Chiquita and ChiquitaFyffes that:

1.1  I am the holder and beneficial owner of Fyffes Options, complete and accurate details of which are set out in Appendix B to this undertaking (the “Fyffes Options”);

1.2  I hold Fyffes Options free of any encumbrances or third party rights of any kind whatsoever (other than the rights of Fyffes set forth in the documents evidencing Fyffes Options);

1.3  I have full power and authority, and the right (free from any legal or other restrictions), and will at all times continue to have all relevant power and authority and the right, to enter into and perform my obligations under this undertaking.

1.4  I undertake to Fyffes, Chiquita and ChiquitaFyffes that before this undertaking lapses as provided herein, I shall not exercise or purport to exercise any Fyffes Options which are or which become capable of being exercised under the terms of the Fyffes Option Scheme.

2.  Undertaking to vote in favour of and consent to the Fyffes Option Scheme Rule Change

Subject to this undertaking not lapsing as provided herein:

2.1  I irrevocably consent to the changes to the Rules of the Fyffes Option Scheme contained in Appendix C to this Deed (the “Fyffes Option Scheme Rule Change”) for all purposes and acknowledge that this Deed constitutes my written consent for the purposes of rule 18 of the Fyffes Option Scheme and article 5 of the articles of association of Fyffes.

2.2  I irrevocably undertake to Fyffes, Chiquita and ChiquitaFyffes that:

(a) I shall exercise all voting rights attaching to the Fyffes Options, conferred or deemed conferred by Rule 18 of the Fyffes Option Scheme, to vote in favour of all resolutions to approve the Fyffes Option Scheme Rule Change, and any related matters, proposed at any meeting of the holders of Fyffes Options to be convened and held in connection with the Fyffes Option Scheme Rule Change, or at any adjournment of any such meeting (the “Meeting”);

(b) I shall execute any forms of proxy in respect of the Fyffes Options required by Fyffes validly appointing the Chairman of the Meeting or any person nominated by Fyffes to attend and vote at any Meeting in respect of the resolutions to approve the Fyffes Option Scheme Rule Change, and any related matters, and shall ensure that any such executed forms of proxy are received by the Fyffes registrars not later than 48 hours prior to the time of the Meeting;

(c) I shall not revoke the terms of any proxy submitted in accordance with paragraph 2.2, either in writing or by attendance at any Meeting or otherwise;

2.3  Without limitation or prejudice to paragraphs 2.1 and 2.2, I irrevocably consent and agree that at all times (unless this undertaking lapses in accordance with paragraph 5), the rights in respect of each Fyffes Option shall be treated and qualified for all purposes as if the Fyffes Option Scheme Rule Change was in full force and effect and I irrevocably waive all rights, claims, interests and entitlements in respect of Fyffes Options arising during the period prior to such date that would be amended, terminated or extinguished upon the Fyffes Option Scheme Rule Change taking full force and effect.

3.  Documentation

3.1  I consent to this undertaking being disclosed to the Panel and this undertaking being available for inspection as required by the Takeover Rules.

4.  The Transaction

I acknowledge that the release of the Press Announcement is at the absolute discretion of Chiquita and Fyffes.

5.  Lapse of undertaking

5.1  This undertaking shall lapse at the time which is the earlier to occur of the following:

(a) the time at which the Fyffes Option Scheme Rule Change becomes effective; or

(b) the Transaction Agreement (as defined in the Press Announcement and contained in an appendix to the Press Announcement) is terminated for any reason in accordance with its terms.

5.2  If this undertaking lapses, I shall have no claim against any of Fyffes, Chiquita or ChiquitaFyffes with respect to this undertaking.

6.  Governing Law

This undertaking shall be governed by and construed in accordance with the laws of Ireland and I agree that the courts of Ireland are to have exclusive jurisdiction to hear and determine any suit, action or proceedings that may arise out of or in connection with this Deed and, for such purposes, I irrevocably submit to the jurisdiction of such courts.

7.  Specific performance

Without prejudice to any other rights or remedies which Fyffes, Chiquita or ChiquitaFyffes may have, I acknowledge and agree that damages may not be an adequate remedy for any breach by me of any of my obligations under this Deed and that Fyffes, Chiquita or ChiquitaFyffes shall be entitled to the remedies of injunction, specific performance and other equitable relief for any threatened or actual breach of any of my obligations under this Deed and no proof of special damages shall be necessary for the enforcement by Fyffes, Chiquita or ChiquitaFyffes of any of such entity’s rights hereunder.

IN WITNESS whereof this Deed has been duly executed and delivered as a deed poll on the date shown at the beginning of this document.

SIGNED and DELIVERED as a DEED
by in the presence of:

Witness Signature:	_____________________________________________________________
Witness Name:	_____________________________________________________________
Witness Address:	_____________________________________________________________
_____________________________________________________________
Witness Occupation:	_____________________________________________________________

APPENDIX A

Fyffes Option Scheme Rule Change

APPENDIX B

Option details

NAME

Date of Grant	Number of Shares	Exercise price € cent	Exercise period
26 September 2007		92.5
7 September 2009		45.2
1 October 2012		48.3

Exhibit 4.2(a)(2)

Form of Rule Change

FYFFES PLC

FYFFES

2007 SHARE OPTION SCHEME

(as amended on [•] 2014)

ARTHUR COX
Earlsfort Centre
Earlsfort Terrace
Dublin 2

FYFFES plc
FYFFES 2007 SHARE OPTION SCHEME

This Scheme is established pursuant to an ordinary resolution of the Company passed on 12th June, 2007.

~~1.~~1.  Definitions

~~(a)~~(a) In the Scheme the following expressions bear the following meanings:-

“Accounting Period”	any period in respect of which the Company prepares an annual report and financial statements;
the “Adoption Date”	12th June, 2007;
“Annual Remuneration”	the gross annual remuneration (including directors’ fees) paid or payable by the Company and/or any Subsidiary to an Eligible Person;
the “Auditors”	the auditors for the time being of the Company;
“Basis Year”	the most recent Accounting Period ended before the date of grant of an Option;
the “Board”	the board of directors for the time being of the Company;
the “Chiquita Offer Period”	the offer period within the meaning of the Irish Takeover Rules in respect of an offer (including by scheme of arrangement under section 201 of the Companies Act 1963) for the entire issued and to be issued share capital of the Company by Chiquita International Brands Inc. substantially on the terms and subject to the conditions set out in the Chiquita Press Announcement;
the “Chiquita Press Announcement”	the announcement issued by the Company and Chiquita International Brands Inc. pursuant to Rule 2.5 of the Irish Takeover Rules on on or around 10 March 2014;
the “Chiquita Restricted Period”	has the meaning given to it in Clause 7(g);
the “Chiquita Transaction Agreement”	the transaction agreement between, inter alia, the Company and Chiquita International Brands Inc. executed on or around 10 March 2014, the terms of which are set out in an appendix to the Chiquita Press Announcement;
the “Company”	Fyffes plc;
“Compensation Committee”	a duly constituted committee of the Board of which committee no director is a member if he has been, or it is intended that he shall be, granted any Option;
“Control”	has the same meaning as in Section 432 of the Taxes Consolidation Act, 1997;
“CPI”	the Consumer Price Index compiled and published by the Central Statistics Office of the Government of Ireland (Base 100 in mid-November, 1968);
“Eligible Person”	any employee (including any director holding an executive office) in the service of any one or more Participating Companies who shall have at least two years’ service to complete before his normal retirement date and who devotes substantially the whole of his business time thereto, and (in the case of such a director as aforesaid) normally devotes at least 25 hours per week (excluding meal breaks) to the duties of his office(s), and (in the case of an employee who is not such a director as aforesaid), is required under the terms of his employment to work for such Participating Company/ies for at least 20 hours per week;

“EPS”	the consolidated adjusted earnings per share of the Company for the Accounting Period concerned as shown in the annual report issued by the Company for such Accounting Period or as extracted from a summary contained in the most recent annual report issued by the Company;
“Health Reasons”	reasons of ill-health (including disability) which, as certified by a medical practitioner, compel a Participant to discontinue or to alter the nature of the work or services which he performs;
“IAIM Guidelines”	the March 1999 Corporate Governance, Share Option and other Incentive Scheme Guidelines of the Irish Association of Investment Managers;
“Irish Takeover Rules”	the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;
the “Market Price”	the mid-market price (or, if it is not available the closing price) on The Irish Stock Exchange Limited of a fully paid Share on the dealing day last preceding the day upon which the Compensation Committee decides to grant the relevant Option or (if no such price is available in respect of such date) the last such date in respect of which such a price is available, as shown by the Daily Official List of The Irish Stock Exchange Limited provided that, if the Market Price as determined as aforesaid is less than the nominal value of a Share, then the Market Price shall be increased to such amount as shall be equal to such nominal value;
“Option”	an option granted pursuant to the Scheme;
“Option Certificate”	a document evidencing an Option in such form as the Compensation Committee shall determine;
“Option Price”	the price at which Shares must be subscribed on the exercise of an Option as determined pursuant to Clause 6 hereof;
“Participant”	an Eligible Person who is for the time being the holder of an Option;
“Participating Company”	the Company and any Subsidiary which is for the time being nominated by the Compensation Committee to be a Participating Company;
“Relevant Remuneration”	in respect of any Eligible Person means the greatest of:-
(i) the Annual Remuneration of such Eligible Person for the current Year of Assessment; or
(ii) the Annual Remuneration of such Eligible Person for the preceding Year of Assessment; or

(iii)

(if such Eligible Person had no Annual Remuneration for the preceding Year of Assessment) the Annual Remuneration of such Eligible Person for the twelve month period beginning on the first day in the current Year of Assessment for which he had Annual Remuneration;

the “Scheme”	the Fyffes 2007 Share Option Scheme consisting of these presents as amended from time to time in accordance with the provisions in that regard herein contained;
“Scheme Shares”	such Shares as are issued pursuant to this Scheme;
“Shares”	the ordinary shares for the time being in the capital of the Company;
“Subsidiary”	a company or body corporate which is a subsidiary of the Company within the meaning of Section 155 of the Companies Act, 1963;
“Year of Assessment”	a period of twelve months ending on 31st December.

~~(b) (i)~~(b) (i) Any reference to a provision of any legislation shall include a reference to any modification re-enactment or extension of such legislation.

~~(ii)~~(ii) The masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa and words importing persons shall include firms or companies.

~~2.~~2. Eligibility for Participation

~~(a)~~(a) Participation in the Scheme will be available for such Eligible Persons as shall be nominated for the purpose by the Compensation Committee.

~~(b)~~(b) No person shall be entitled as of right to participate in the Scheme and the decision as to who shall have the opportunity of participating and the time and extent of his participating will, subject to the Scheme, be made by the Compensation Committee at its absolute discretion.

~~(c)~~(c) Options may only be granted to Eligible Persons who shall have at least two years’ service to complete before their normal retirement date, or such shorter period (being not less than six months) as may be specified from time to time in the guidelines published by the IAIM.

~~(d)~~(d) No Option shall be granted to a director of the Company who is not also an Eligible Person within the meaning of paragraph (i) of the definition of that expression.

~~3.~~3. Limitation on Participation

~~(a)~~(a) No Option shall be capable of being acquired under the Scheme more than ten years after the Adoption Date.

~~(b)~~(b) Except where replacement Options are to be granted as permitted by paragraph 16(ii) of the IAIM Guidelines, no Option shall be granted to a Participant if immediately following such grant the aggregate of the Option Prices of Options granted to such Participant under the Scheme together with the aggregate of option prices of options granted to such Participant under any other share option scheme of any Participating Company within the preceding ten years would exceed eight times, where the provisions of sub-clauses (b) and (c) of Clause 7 apply, or four times, where the provisions of sub-clause (b) of Clause 7 apply, such Participant’s Relevant Remuneration.

~~(c)~~(c) The Compensation Committee may in accordance with the terms of the Scheme review from time to time the range and extent of participation in the Scheme in the light of changes in personnel, levels of remuneration, performance of non-participants and other factors which such The Compensation Committee considers relevant.

~~4.~~4. Limitations on Grants of Options

~~(a)~~(a) The number of Shares for which Options to subscribe may be granted under the Scheme shall be subject to the 10% guideline limit recommended in paragraph 5 of the IAIM Guidelines.

~~(b)~~(b) The number of Shares for which Options to subscribe may be granted under the Scheme and to which sub-clause 7(b) applies, shall not, when added to the number of Shares which shall have been or remain to be issued pursuant to Options granted under the Scheme, or pursuant to options granted under any other share option scheme relating to Shares (being options to which the requirements of sub-clause 7(b) apply) exceed such number of Shares as represents 5 per cent. of the ordinary share capital of the Company in issue.

~~(c)~~(c) The number of Shares for which Options to subscribe may be granted under the Scheme, and to which sub-clause 7(c) applies, shall not, when added to the number of Shares which shall have been or remain to be issued pursuant to Options granted under the Scheme, or pursuant to options granted under any other share option scheme relating to Shares (being options to which the requirements of sub-clause 7(c) apply) exceed such number of Shares as represents 5 per cent. of the ordinary share capital of the Company in issue.

~~(d)~~(d) The number of Shares for which Options to subscribe may be granted under the Scheme in any period of three successive calendar years shall not, when added to the number of Shares which shall have been or remain to be issued pursuant to options granted during the same period under any other share option scheme relating to Shares, exceed such number of Shares as represents 3 per cent. of the ordinary share capital of the Company in issue.

~~(e)~~(e) In applying the above limits in respect of the proposed grant of an Option, no account shall be taken of any Shares:-

~~(i)~~(i) which were the subject of options or Options granted more than ten years prior to the day upon which the relevant Option is to be granted; or

~~(ii)~~(ii) which were the subject of options granted under any save as you earn scheme unless otherwise required by paragraph 20 of the IAIM Guidelines; or

~~(iii)~~(iii) where the right to acquire such shares lapsed or otherwise became incapable of exercise.

~~5.~~5. Grant of Options

~~(a)~~(a) Subject to sub-clause (b) below, the Compensation Committee may at any time and from time to time while the Scheme is in operation grant Options to such Eligible Persons as may be nominated by it to subscribe at the Option Price for such number of Shares as the Compensation Committee may from time to time specify upon the terms set out in the Scheme.

~~(b)~~(b) No option may be granted by the Compensation Committee except within the 42 day period immediately following publication of any annual or half-yearly results of the Company; provided however that, in the event of there being an embargo on dealings in Shares by virtue of The Stock Exchange Model Code for Securities Transactions by Directors of Listed Companies and such embargo as aforesaid having effect during any such 42 day period, an Option may in any case be granted within the 14 day period immediately following the day on which such embargo ceases to have effect.

~~(c)~~(c) An Option shall be granted by the execution by the Company of a certificate (“Option Certificate”) as a deed. The date of grant (“Date of Grant”) of the Option shall be the earlier of the date on which the Company executes the certificate or such date as shall be specified by the Compensation Committee provided that the Compensation Committee shall not specify a date which shall be earlier than the date on which it resolved to grant the Option.

~~(d)~~(d) Every such grant may also be conditional upon the person to whom it is addressed entering into an agreement with the Company in relation to such Option within such time and in such form and content as the Compensation Committee may require. If such person fails to enter into such agreement within the time so specified the grant shall be deemed to have been declined.

~~(e)~~(e) Each Option shall be personal to the Participant and shall be non-assignable (save in accordance with the provisions of Clause 9 hereof) provided, however, that a Participant may, with the prior approval of the Compensation Committee, assign, mortgage, pledge, grant an option over or otherwise dispose of an Option in favour of a bank or financial institution so that such Option may then be capable of being exercised by such bank or financial institution.

~~(f)~~(f) At any time when no Shares are listed on The Stock Exchange (or, as the case may be, the Irish Stock Exchange in Dublin) the shareholders in general meeting may exercise the power of the Compensation Committee to grant Options which is conferred by this Clause (but without prejudice to the power of the Compensation Committee itself to do so), in which case all references in this Clause to the Compensation Committee shall be construed accordingly.

~~6.~~6. Option Price

The Option Price in relation to an Option shall be the Market Price per Share multiplied by the number of Shares to which the Option relates.

~~7.~~7. Exercise of Options

Subject to the provisions of Clauses 7(f),7(g), 7(h), 9, 10, 11, 12 and 13 hereof:-

~~(a)~~(a) No Option shall be capable of being exercised more than 10 years after the date upon which it was granted or before the expiration of three years (or, where sub-clause (c) below applies, five years) after the date upon which it was granted. Subject as aforesaid and subject also to the other terms hereof, an Option may be exercised in whole or in part (being 100 Shares or a multiple thereof or less if the exercise in question is a final exercise) at any time or times after the date on which it was granted. No Option shall be exercisable unless the condition specified in sub-clause (b) or, as the case may be, subclause (c) below is satisfied.

~~(b)~~(b) Except where sub-clause (c) below applies to the Option, the condition referred to in sub-clause (a) above is that the Company’s EPS in respect of the third or any subsequent Accounting Periods after the end of the Basis Year (“the Relevant Accounting Periods”) is greater than the Company’s EPS for the Basis Year by a percentage which is not less than, on a year on year basis, the annual percentage increase in CPI plus 5%, compounded, during that period. To determine the annual percentage growth in CPI, CPI published most recently before the end of the Relevant Accounting Periods shall be compared against the CPI published most recently before the end of the Basis Year (“Basis Year CPI”) and the difference shall be expressed as a percentage of the Basis Year CPI.

~~(c)~~(c) If the Compensation Committee shall have determined before the grant of the Option that this sub-clause shall apply to such Option, the condition referred to in sub-clause (a) above is that the Company’s EPS in respect of the fifth or any subsequent Accounting Periods after the end of the Basis Year (“the Relevant Accounting Periods”) is greater than the Company’s EPS for the Basis Year by a percentage which is not less than, on a year on year basis, the annual percentage increase in CPI plus 10%, compounded, during that period. To determine the annual percentage growth in CPI, CPI published most recently before the end of the Relevant Accounting Periods shall be compared against the CPI published most recently before the end of the Basis Year (“Basis Year CPI”) and the difference shall be expressed as a percentage of the Basis Year CPI.

~~(d)~~(d) The Compensation Committee shall determine whether the conditions as laid down in sub-clause (b) and (c) of this Clause 7 shall have been met and, in particular, shall determine the Company’s EPS for such purposes and shall adjust the Company’s EPS for the Basis Year and each subsequent Accounting Period to the extent considered appropriate by the Compensation Committee for any material change in the business of the Company, its accounting policies or share capital in order to put the calculation of the Company’s EPS for the Basis Year and for any subsequent Accounting Period(s) on a broadly comparable basis; provided, however, the Compensation Committee shall have consulted with the Auditors as to whether the Company’s EPS shall be adjusted as aforesaid. As the business of the Company has been significantly altered since the 2006 Accounting Period, as a consequence of the demerger of its General Produce and Distribution Business, the adjusted EPS of Fyffes’ continuing business of €5.70 cent shall be deemed to be the Company’s EPS for 2006 Accounting Period and this EPS figure shall be applied when determining whether the conditions as laid down in sub-clause (b) and (c) of this Clause 7 shall have been met in respect of any Option that may be granted in 2007.

~~(e)~~(e) In the event of the IAIM publishing revised guidelines for executive share schemes, the Compensation Committee will review the performance conditions in sub-clauses (b) and (c) above in respect of any Options that may be granted after the date of such revisions.

~~(f)~~(f) Where the Compensation Committee decides that there are exceptional circumstances, the Compensation Committee may, in respect of any Option, at its discretion having due regard to that part of applicable performance period which has then expired allow all or part of an Option to be exercised notwithstanding the conditions expressed in subclauses (b) and (c) in a case where the Participant has ceased to hold the office or employment by virtue of which he is eligible to participate in the Scheme by reason of:-

~~(i)~~(i) his death;

~~(ii)~~(ii) Health Reasons;

~~(iii)~~(iii) his dismissal by reason of redundancy;

~~(iv)~~(iv) his retirement prior to reaching the normal retirement age; or

~~(v)~~(v) the sale by the Fyffes Group of the company or business in which a Participant works.

(g) Notwithstanding Clause 12 and Clause 13 and subject as set out in this Clause 7(g) and Clause 7(h), no Option (including any New Option resulting from an Option) shall be capable of being exercised during the period commencing on the first day of the Chiquita Offer Period and ending on the date which is seven (7) days after the date on which the Combination (as defined in the Chiquita Transaction Agreement) occurs (the “Chiquita Restricted Period”). The restriction on the exercise of Options in this Clause 7(g) shall immediately cease to apply if the Chiquita Transaction Agreement is terminated for any reason in accordance with its terms during the Chiquita Offer Period.

(h) The Compensation Committee may, with the prior written permission of the Option Conversion Committee (as defined in the Chiquita Transaction Agreement), waive the restriction contained in Clause 7(g) in respect of all or some Options (or portions thereof).

(i) Notwithstanding anything in this Scheme to the contrary, the Compensation Committee shall, in the case of any Option which is subject, at the same time, to both Clause 7(g) and any of Clauses 9, 10 or 11, extend the exercise period provided in Clauses 9, 10 or 11, as applicable, in respect of such Option so as to ensure that such Option shall have a reasonable period within which it may be exercised following the expiry of the restriction in Clause 7(g).

~~8.~~8. Scheme Shares

~~(a)~~(a) The Company shall during the period in which the Scheme is in operation keep available sufficient unissued Shares to satisfy any outstanding Options.

~~(b)~~(b) Scheme Shares issued in respect of the exercise of Options will not rank for dividends payable by reference to a record date falling before the date on which the shares are acquired but will otherwise rank pari passu in all other respects with the other Shares in issue.

~~9.~~9. Death

If a Participant dies at a time when the Option or any part thereof has not been exercised by him, the Compensation Committee may, in its absolute discretion, permit his legal personal representatives, subject to the conditions applicable thereto as set out in Clause 7, exercise the Option in whole or in part at any time within twelve months from the date of his death. On any partial exercise of such an Option the balance of the rights then remaining unexercised under such Option shall forthwith expire. No Option may be exercised later than twelve months after the date of death of a Participant and upon the expiration of such period the Option shall expire to the extent that it has not been exercised.

~~10.~~10. Retirement

If a Participant ceases to hold the office or employment by virtue of which he is eligible to participate in the Scheme:-

~~(a)~~(a) because he has retired on or after reaching the normal retirement age in respect of such office or employment; or

~~(b)~~(b) because of Health Reasons; or

~~(c)~~(c) because of the sale by the Fyffes Group of the company or business in which a Participant works then in either case the Compensation Committee may, in its absolute discretion, permit an Option held by such Participant subject to the conditions applicable thereto as set out in Clause 7 be exercised at any time within twelve months after such termination of the holding of an office or employment as the Compensation Committee may, in any particular case, determine (but not being more than ten years after the date of grant of such Option) and such Option shall, to the extent it remains unexercised, lapse on the expiry of such period.

~~11.~~11. Cessation of Office or Employment

~~(a)~~(a) In the case of termination of the holding of an office or the employment of a Participant for any reason other than by reason of death or as stated in Clause 10 hereof at a time when an Option or part thereof has not been exercised by him, such Option shall automatically lapse unless the Compensation Committee in its absolute discretion decides that such Option, or any portion thereof, shall, subject to the conditions applicable thereto as set out in Clause 7, be exercisable on or after such termination; provided however that no Option shall be exercisable or exercised later than the expiration of the earlier of (i) and (ii) below whichever shall first occur:-

~~(i)~~(i) the tenth anniversary of the date of grant of the Option; or

~~(ii)~~(ii) six months after such termination of the holding of an office or employment.

~~(b)~~(b) In no circumstances shall any Participant ceasing to hold such office or employment as aforesaid be entitled to any compensation for any loss of any right or benefit or prospective right or benefit under the Scheme which he might otherwise have enjoyed, whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise howsoever.

~~12.~~12. Offers for Share Capital

~~(a) If~~(a) Subject to Clause 7(g), Clause 12(c) and Clause 14, if any person obtains Control of the Company as a result of making an offer to acquire Shares, the Board or the Compensation Committee shall within seven days of becoming aware thereof notify every Participant and may, at the same time, request each such Participant to exercise unexercised Options held by him and each such Participant may, whether so requested or not, subject to the conditions applicable to the exercise of Options as set out herein, exercise unexercised Options held by him (or, as the case may be, those portions of them not already exercised) in relation to the whole or a specified portion of the Shares to which such Options relate and upon and subject to any conditions or limitations as the Board or the Compensation Committee may at its discretion determine.

~~(b)~~(b) In the event of a Participant failing to exercise an Option requested to be exercised by him by the Compensation Committee pursuant to sub-clause (a) hereof, such Option shall be deemed to have lapsed on the expiry of 30 (thirty) days from the date of the offer referred to in sub-clause (a) hereof being declared or becoming unconditional in all respects.

(c) Neither the Board nor the Compensation Committee shall have any obligations under Clause 12(a) and no Options shall be exercisable pursuant to Clause 12(a) in respect of the Scheme Transaction or Offer described in the Chiquita Press Announcement.

~~13.~~13. Reconstruction, Takeover and Winding-up

~~(a) In the event of:-~~

(a) Subject to Clause 7(g) Clause 13(c) and Clause 14, in the event of:-

~~(i)~~(i) any proposal for the reorganisation of the capital of the Company or for the reconstruction or amalgamation of the Company involving a material change in the nature of the Shares comprised in any Option (and for the purposes of this sub-clause the determination by the Board or the

Compensation Committee of a material change in the nature of Shares in any particular case shall be final and conclusive and shall be communicated to each Participant in writing); or

~~(ii)~~(ii) the Company passing a resolution for its winding-up or an order being made for the compulsory winding-up of the Company (the passing of which resolution or the making of which order shall be communicated by the Board or the Compensation Committee to each Participant in writing)

a Participant may, subject to the conditions applicable to the exercise of Options as set out herein, on the date that such proposal, reconstruction or amalgamation becomes unconditional or such winding-up takes effect or within such period before or after such date as the Board or the Compensation Committee may determine, exercise unexercised Options held by him (or, as the case may be, those portions of them not already exercised) in relation to the whole or a specified portion of the Shares to which such Options relate and upon and subject to any conditions or limitations as the Board or the Compensation Committee may at its discretion determine.

~~(b)~~(b) In the event of a Participant failing to exercise an Option pursuant to sub-clause (a) hereof, such Option shall be deemed to have lapsed.

(c) Neither the Board nor the Compensation Committee shall have any obligations under Clause 13(a) and no Options shall be exercisable pursuant to Clause 13(a) in respect of the Scheme Transaction or Offer described in the Chiquita Press Announcement, unless the Compensation Committee decides, in its sole and absolute discretion to waive the restriction contained in this Clause 13(c).

14. Rollover of Options; Cash-Out of Options

(a) Rollover of Options

Subject to Section 14(e), if either of Clause 12 or Clause 13 arises as a consequence of the completion of the transactions contemplated by the Chiquita Transaction Agreement, a Participant will be required by the Compensation Committee, within such period as the Compensation Committee shall specify, to release his Option in whole or in part in consideration of the grant to him of a new option (“New Option”)

(b) Terms of the New Options

Each New Option shall have the same terms and conditions as were applicable under such released Option immediately prior to the Effective Time (as defined in the Chiquita Transaction Agreement) (provided that each such New Option shall be fully vested as to performance-based conditions but will remain subject to any outstanding time-based conditions to exercise), and will constitute an option to subscribe for a number of IrHoldco Shares (as defined in the Chiquita Transaction Agreement) determined by multiplying the number of Shares subject to the Option immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio (as defined in the Chiquita Transaction Agreement), rounded down to the nearest whole share, at a per share exercise price (in euro) determined by dividing the per share exercise price (in euro) of such Option immediately prior to the Effective Time by the Fyffes Equity Exchange Ratio, rounded up to the nearest whole cent (in euro) provided, however, that each Fyffes Option held by a United States taxpayer (i) that is an “incentive stock option” (as defined in Code Section 422) shall be adjusted in accordance with the requirements of Code Section 424, and (ii) shall be adjusted in a manner that complies with Code Section 409A.

(c) Date of grant of New Option

The date of grant of the New Option shall be deemed to be the same as the Date of Grant of the Option.

(d) Application of Scheme to New Option

In the application of the Scheme to the New Option, where appropriate, references to “Company” and “Plan Shares” shall be read as if they were references to the company to whose shares the New Option relates and the IrHoldco Shares, respectively.

(e) Cash-Out of Option

With respect to any Options which are subject to the restrictions set forth in Clause 7(g), and notwithstanding any provision of the Scheme to the contrary, to the extent the Option Conversion Committee reasonably determines (which it shall do in good faith) that it is necessary or advisable to cancel one or more such Options (the “Cashout Options”) in order to minimize the risk that the transactions contemplated by the Chiquita Transaction Agreement would constitute either (i) a “Change of Control” (as defined under the Indenture, dated as of February 5, 2013, among Chiquita Brands International, Inc., Chiquita Brands L.L.C., Wells Fargo Bank, N.A. and other parties thereto (the “Chiquita Indenture”)) for purposes of the Chiquita Indenture or (ii) a “Change in Control” (as defined in the Chiquita Stock and Incentive Plan (adopted March 19, 2002, as amended through March 31, 2010) for purposes of such Chiquita Stock and Incentive Plan, then the Compensation Committee shall, at the direction of the Option Conversion Committee, cause the Cashout Options to be cancelled immediately prior to the Combination and, in exchange, the holder of any such cancelled Cashout Option shall receive, with respect to each Scheme Share that was issuable pursuant to such Cashout Option, an amount in cash from the Company equal to the excess (if any) of (x) the value of the underlying Scheme Share immediately prior to the Combination and (y) the exercise price payable pursuant to such Cashout Option for that Scheme Share, less (z) applicable taxes (the “Option Cashout Payment”). For the avoidance of doubt and notwithstanding anything in the Scheme to the contrary, to the extent the exercise price of a Cashout Option is greater than or equal to the value of an underlying Scheme Share at the Effective Time, such Cashout Option may be cancelled without any consideration pursuant to this Clause 14(e). The Option Cashout Payment, if any, shall be payable as soon as reasonably practical following the Combination.

~~14.~~15. Procedure on Exercise of Options

~~(a)~~(a) Upon the exercise of an Option in whole or in part the Participant shall pay the Option Price to the Company in respect of the number of Shares over which the said Option has been exercised and shall deliver the Option Certificate to the Company and the Company, as soon as practicable after the receipt by it of the Option Certificate, shall issue the appropriate number of Shares to the Participant and, if appropriate, shall deliver an amended Option Certificate to the Participant. No Option shall be exercised unless the Compensation Committee is satisfied that the circumstances under which such Option becomes exercisable under the terms of this Scheme have arisen.

~~(b)~~(b) Where, in relation to an Option granted under the Scheme, the Company or any member of the Group (as the case may be) is liable, or is in accordance with current practice believed by the Compensation Committee to be liable, to account to any revenue or other authority for any sum in respect of any tax or social security liability of the Participant, the Option may not be exercised unless the Participant has beforehand paid to the Company or the member of the Group (as the case may be) an amount sufficient to discharge the liability. Alternatively, the Participant may, by agreement with the Company or the member of the Group (as the case may be) enter into some other arrangement to ensure that such amount is available to them or it (whether by authorising the sale of some or all of the Scheme Shares subject to his Option and the payment to the Company or the member of the Group (as the case may be) of the requisite amount out of the proceeds of sale or otherwise).

~~(c)~~(c) Where, in relation to an Option granted under the Scheme, a Participant is liable, or is in accordance with current practice believed by the Compensation Committee to be liable, to account to any revenue or other authority for any sum in respect of any tax or social security liability in respect of the vesting of an Option, the Participant shall be required to sell enough of the shares which he shall receive on the exercise of such Option unless the Participant has satisfied the Company that he already has sufficient funds to discharge the liability. Where the Participant shall be required under this Clause 1~~4~~5(c) to sell some of the shares which he shall receive on the vesting of such Option, the Participant may, by agreement with the Company or the member of the Group (as the case may be) enter into some other arrangement to ensure that they or it are authorised to arrange for the sale of the relevant number of the Scheme Shares which are subject to his Option so as the raise the requisite amount out of the proceeds of sale or otherwise to discharge such liability.

~~(d)~~(d) The Company may require a Participant to execute a copy of the Option Certificate or some other document in order to bind himself contractually to any such arrangements as are referred to in Clause 1~~4~~5(b) and (c) and return the executed document to the Company by a specified date. Failure to return the executed document by the specified date shall cause the Option to lapse.

~~15.~~16. Alteration of Capital

Subject to the provisions of Clause 13 hereof, in the event of any capitalisation issue, rights issue, sub-division, consolidation or any reduction or demerger or other reorganisation of the capital of the Company, the number of Shares comprised in any Option, and/or the Option Price therefor may be adjusted by the Compensation Committee in such manner as it may in its absolute discretion determine to be appropriate, provided:~~-~~

~~(a)~~(a) that the Auditors shall have confirmed in writing that in their opinion such adjustment is fair and reasonable; and

~~(b)~~(b) that in the event that any alteration of capital results in the reduction of the Option Price to less than the nominal value of the Shares, the Option Price shall be increased to the nominal value of such Shares.

All Participants shall be informed of any such variation as soon as practicable thereafter.

~~16.~~17. Relationship of Scheme to Contract ~~Of~~of Employment

~~(a)~~(a) Notwithstanding any other provision of the Scheme:

~~(i)~~(i) the Scheme shall not form part of any contract of employment between the Company or any Subsidiary and an Eligible Person;

~~(ii)~~(ii) unless expressly so provided in his contract of employment, an Eligible Person has no right to be granted an Option;

~~(iii)~~(iii) the benefit to an Eligible Person of participation in the Scheme (including, in particular but not by way of limitation, any Options held by him) shall not form any part of his remuneration or count as his remuneration for any purpose and shall not be pensionable; and

~~(iv)~~(iv) if an Eligible Person ceases to be employed within the Group, he shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under the Scheme (including, in particular but not by way of limitation, any Options held by him which lapse by reason of his ceasing to be employed within the Group) whether by way of damages for unfair dismissal, wrongful dismissal, breach of contract or otherwise; and

~~(v)~~(v) by accepting the grant of an Option and not renouncing it, a Participant is deemed to have agreed to the provisions of this Clause 1~~6~~7.

~~17.~~18. Administration Of Scheme

~~(a)~~(a) The Compensation Committee shall be responsible for, and shall have the conduct of, the administration of the Scheme. The Compensation Committee may from time to time make or amend regulations for the administration of the Scheme provided that such regulations shall not be inconsistent with the rules of the Scheme.

~~(b)~~(b) The decision of the Compensation Committee shall be final and binding in all matters relating to the administration of the Scheme, including but not limited to the resolution of any ambiguity in the rules of the Scheme.

~~(c)~~(c) The Compensation Committee may terminate or from time to time suspend the grant of Options.

~~(d)~~(d) A Participant shall provide to the Company as soon as reasonably practicable such information as the Company reasonably requests for the purpose of complying with its obligations under section 128(11) of Taxes Consolidation Act, 1997.

~~(e)~~(e) The Company may send to Participants copies of any notice or other document sent by the Company to its shareholders generally.

~~(f)~~(f) The cost of introducing and administering the Scheme shall be met by the Company. The Company shall be entitled, if it wishes, to charge an appropriate part of such cost to a Subsidiary whose employees are participating in the Scheme. The Company shall also be entitled, if it wishes, to charge to a Subsidiary the opportunity cost of Scheme Shares transferred to a Participant employed by the Subsidiary following the vesting of his Option.

~~18.~~19. Amendment ~~Of~~of Scheme

~~(a)~~(a) Subject to Clauses 1~~8~~9(b) and (c) the Compensation Committee may from time to time amend (including the adoption of any addendum or sub-Scheme) the rules of the Scheme. Without prejudice to the generality of the forgoing, the Compensation Committee may make an amendment (including the adoption of any addendum or sub Scheme) which is necessary or desirable in order to take account of a change of legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants in the Scheme, the Company or some other member of the Group whether in Ireland or abroad.

~~(b)~~(b) Without the prior approval of the Company in general meeting, an amendment may not be made to:

~~(i)~~(i) the definition of “Eligible Person”;

~~(ii)~~(ii) the limit on the number of Scheme Shares which may be placed under Option under the Scheme.

~~(c)~~(c) An amendment may not adversely affect the rights of an existing Participant except where the amendment has been approved by the existing Participants in such manner as would be required by the Company’s articles of association (with appropriate changes) if the Scheme Shares subject to their Options had been issued or transferred to them (so that they had become shareholders in the Company) and constituted a separate class of shares.

~~(d)~~(d) The Compensation Committee shall, as soon as reasonably practicable, notify each Participant of any amendment to the rules of the Scheme under this Clause 1~~8~~9.

~~19.~~20. Notices

~~(a)~~(a) Any notice, document or other communication given by, or on behalf of, the Company or the Compensation Committee to any person in connection with the Scheme shall be deemed to have been duly given if delivered to him at his place of work, if he is employed with the Group, or sent through the post in a pre-paid envelope to the address last known to the Company to be his address and, if so sent, shall be deemed to have been duly given on the date of posting.

~~(b)~~(b) Any notice, document or other communication so sent to a Participant shall be deemed to have been duly given notwithstanding that such Participant is then deceased (and whether or not the Company has notice of his death) except where his personal representatives have established their title to the satisfaction of the Company and supplied to the Company an address to which notices, documents and other communications are to be sent.

~~(c)~~(c) Any notice, document or other communication given to the Company or the Compensation Committee in connection with the Scheme shall be delivered or sent by post to the Company Secretary at the Company’s registered office or such other address as may from time to time be notified to Participants but shall not in any event be duly given unless it is actually received at such address.

~~(d)~~(d) Where the giving of any notice of document by or to the Company or the Compensation Committee in connection with the Scheme would otherwise render this Scheme or the Company subject to any securities laws which the Company in its absolute discretion considers onerous, the Compensation Committee may resolve that the requirement to give such notice or document shall be dispensed with or communicated in some other form or manner.

~~20.~~21. Termination

~~(a)~~(a) The Scheme may be terminated any time by ordinary resolution of the Company or by resolution of the Board.

~~(b)~~(b) No such termination of the Scheme under paragraph (a) of this Clause shall affect or modify any subsisting rights or obligations of the Participants in respect of any Options already granted to them and notwithstanding such termination the Company shall continue to do and perform such acts in accordance with the provisions hereof as are necessary for or incidental to the administration and management of outstanding rights and obligations which arose under or by virtue of the Scheme.

~~21.~~22. Disputes

Any disputes arising hereunder may be referred by the Board or the Compensation Committee or the Participant in question to the decision of the Auditors acting as experts and not as arbitrators and their decision (save in case of manifest error) shall be final and binding on all persons concerned.

~~22.~~23. Governing law and Jurisdiction

The formation, existence, construction, performance, validity and all aspects whatsoever of this Scheme, any term of the Scheme and any Option granted under the Scheme shall be governed by Irish law. The Irish courts shall have jurisdiction to settle any dispute which may arise out of, or in connection with, the Scheme. The jurisdiction agreement contained in this Clause 2~~2~~3 is made for the benefit of the Company only, which accordingly retains the right to bring proceedings in any other court of competent jurisdiction. By accepting the grant of an Option and not renouncing it, a Participant is deemed to have agreed to submit to such jurisdiction.

Exhibit 7.6(c)

Senior Executives of Combined Company

Position	Name
Chief Executive Officer	David McCann
Chief Financial Officer	Tom Murphy
Chief Operating Officer – Fresh Fruit	Coen Bos
Chief Operating Officer – Salads & Healthy Snacks	Brian Kocher
Chief Administrative Officer	Kevin Holland
Chief Legal Officer	James E. Thompson
Corporate Responsibility Officer	Manuel Rodriquez

Exhibit 8.1(c)(iv)

Form of IrHoldco Memorandum and Articles of Association

See Annex D

Annex B

CONDITIONS OF THE COMBINATION AND THE SCHEME(1)

Part A

The Combination and the Scheme will comply with the Takeover Rules and, where relevant, the AIM Rules and the ESM Rules, the rules and regulations of the United States Securities Exchange Act of 1934 (as amended) and the rules and regulations of the NYSE, and are subject to the terms and conditions set out in this document. The Combination and the Scheme are governed by the laws of Ireland and subject to the exclusive jurisdiction of the courts of Ireland, which exclusivity shall not limit the right to seek provisional or protective relief in the courts of another state after any substantive proceedings have been instituted in Ireland, nor shall it limit the right to bring enforcement proceedings in another state pursuant to an Irish judgment. For the purposes of this Appendix A, capitalised terms shall have the meanings set forth in the Agreement, save where otherwise defined herein.

The Combination and the Scheme will be subject to the following conditions:

1.	The Combination will be conditional upon the Scheme becoming effective and unconditional by not later than the End Date (or such earlier date as may be specified by the Panel, or such later date as Chiquita and Fyffes may, with (if required) the consent of the Panel, agree and (if required) the High Court may allow).
2.	The Scheme will be conditional upon:
(a)	the approval of the Scheme by a majority in number of the Fyffes Shareholders representing three-fourths (75%) or more in value of the Fyffes Shares, at the Voting Record Time, held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);
(b)	the resolutions to be proposed at the Extraordinary General Meeting for the purposes of approving and implementing the Scheme and the reduction of capital of Fyffes, authorizing the directors of Fyffes to allot new ordinary shares in Fyffes to IrHoldco on the Scheme and the reduction of capital becoming effective, making the necessary amendments to the articles of association of Fyffes to provide that any ordinary shares of Fyffes that are issued at or after the record time for the Scheme are acquired by IrHoldco for the Scheme Consideration and approving such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent to be not unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination and set out in the notice of the Extraordinary General Meeting being duly passed by the requisite majority of Fyffes Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);
(c)	the sanction by the High Court (with or without modification) of the Scheme pursuant to Section 201 of the Act and the confirmation of the reduction of capital involved therein by the High Court (the date on which the condition in this paragraph 2(c) is satisfied, the “Sanction Date”); and
(d)	office copies of the Court Order and the minute required by Section 75 of the Act in respect of the reduction (referred to in paragraph 2(c)), being delivered for registration to the Registrar of Companies and registration of the Court Order and minute confirming the reduction of capital involved in the Scheme by the Registrar of Companies.
3.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Combination will also be conditional upon the following matters having been satisfied or waived on or before the Sanction Date:

(1)	This Annex B sets out the Conditions to the Combination and the Scheme as included as Appendix A to the transaction agreement and Appendix III to the Rule 2.5 Announcement, as restated to take account of those changes, as announced by Chiquita and Fyffes on 29 April 2014, made to paragraph 3 of the Conditions to reflect the parties’ determination that the European Commission has jurisdiction under the EC Merger Regulation to examine the combination.

B-1

(a)	the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act;
(b)	the NYSE shall have authorised, and not withdrawn such authorisation, for listing all of the Share Consideration to be issued in the Combination and all of the IrHoldco Shares (including any IrHoldco Shares issuable upon the exercise of outstanding equity awards and/or conversion of the Convertible Notes) to be delivered pursuant to the Merger subject to satisfaction of any conditions to which such approval is expressed to be subject;
(c)	all applicable waiting periods under the HSR Act shall have expired or been terminated, in each case in connection with the Combination and/or the Merger, as the case may be;
(d)	the issuing by the European Commission (the “Commission”) of a final decision under Article 6.1(b), Article 8(1) or Article 8(2) of the EC Merger Regulation (the “EUMR”), declaring the Combination and/or the Merger, as the case may be, compatible with the common market subject to the fulfillment of one or more conditions or obligations, if any, as may be agreed to by the parties pursuant to Clause 7.2 of the Agreement;
(e)	to the extent that all or part of the Combination and/or the Merger, as the case may be, is referred by the Commission under Articles 9(1) or 9(5) of the EUMR, or under Article 6(1) of Protocol 24 of the Agreement on the European Economic Area, to the Relevant Authority of one or member countries of the European Economic Area, the issuing by such Relevant Authority or Authorities (in case of a partial referral, in conjunction with a final decision of the Commission) of a final decision or decisions which satisfy (or together satisfy) Condition 3(d) above (that clause being interpreted mutatis mutandis);
(f)	all other required regulatory clearances shall have been obtained and remain in full force and effect and all applicable waiting periods shall have expired, lapsed or been terminated (as appropriate), in each case in connection with the Combination and/or the Merger, as the case may be, under the antitrust, competition or foreign investment laws of any applicable jurisdiction in which Fyffes or Chiquita conducts its operations that has or asserts jurisdiction over the Transaction Agreement, the Combination, the Merger or the Scheme if the failure to obtain regulatory clearance in such jurisdiction would reasonably be expected to result in a material adverse effect on (A) IrHoldco and its Subsidiaries, taken as a whole (following the consummation of the Combination and the Merger) or (B) the benefits anticipated to be realized by Chiquita and Fyffes as a result of the transactions contemplated by the Transaction Agreement;
(g)	no injunction, restraint or prohibition by any court of competent jurisdiction or Antitrust Order by any Relevant Authority which prohibits consummation of the Combination or the Merger or is reasonably likely, individually or in the aggregate, to constitute (if not removed) a Burdensome Condition shall have been entered and shall continue to be in effect;
(h)	the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking any stop order; and
(i)	the Transaction Agreement shall not have been terminated in accordance with its terms.
4.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, the Chiquita Parties’ obligation to effect the Combination will also be conditional upon the following matters having been satisfied (or waived by Chiquita) on or before the Sanction Date:
(a)	(i) (x) The representations and warranties of Fyffes set forth in Clauses 6.1(b)(i), the second sentence of Clause 6.1(j) and 6.1(t) of the Transaction Agreement shall be true and correct (except in the cause of Clause 6.1(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Fyffes set forth in Clauses 6.1(b)(ii) to (v) (inclusive) (to the extent relating to shares in the capital of Fyffes) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though

B-2

made at and as of the Sanction Date and (z) the representations and warranties of Fyffes set forth in Clause 6.1(c)(i) shall be true and correct other than as would not materially impede or prevent the consummation of the Combination at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Fyffes Representations”), (ii) the representations and warranties of Fyffes set forth in Clause 6.1 of the Transaction Agreement other than the Specified Fyffes Representations shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Fyffes Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;
(b)	Fyffes shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by it prior to the Sanction Date; and
(c)	Fyffes shall have delivered to Chiquita a certificate, dated as of the Sanction Date and signed by an executive officer of Fyffes, certifying on behalf of Fyffes to the effect that the conditions set forth in paragraphs 4(a) and 4(b) have been satisfied.
5.	The Chiquita Parties and Fyffes have agreed that, subject to paragraph 6, Fyffes’ obligation to effect the Combination will also be conditional upon the following matters having been satisfied (or waived by Fyffes) on or before the Sanction Date:
(a)	(i) (x) The representations and warranties of Chiquita and IrHoldco set forth in Clauses 6.2(b)(i), the second sentence of 6.2(j) and 6.2(u) of the Transaction Agreement shall be true and correct (except in the case of Clause 6.2(b)(i) for any de minimis inaccuracy) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, (y) the representations and warranties of Chiquita and IrHoldco set forth in Clauses 6.2(b)(ii) and 6.2(b)(iii) (to the extent relating to shares in the capital of Chiquita) shall be true and correct in all material respects at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date and (z) the representations and warranties of Chiquita and IrHoldco set forth in Clause 6.2(c)(i) shall be true and correct other than as would not materially impede or prevent the consummation of the Combination at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date (the representations and warranties referred to in this sub-clause (i), the “Specified Chiquita Representations”), (ii) the representations and warranties of Chiquita and IrHoldco set forth in Clause 6.2 of the Transaction Agreement other than the Specified Chiquita Representations shall be true and correct (without giving effect to any materiality qualifiers contained therein) at and as of the date of the Transaction Agreement and at and as of the Sanction Date as though made at and as of the Sanction Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Chiquita Material Adverse Effect; provided that with respect to sub-clauses (i) and (ii) hereof, representations and warranties that expressly relate to a particular date or period shall be true and correct (in the manner set forth in sub-clauses (i) and/or (ii), as applicable), only with respect to such date or period;
(b)	The Chiquita Parties shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Agreement to be performed or complied with by them prior to the Sanction Date; and
(c)	Chiquita shall have delivered to Fyffes a certificate, dated as of the Sanction Date and signed by an executive officer of Chiquita, certifying on behalf of Chiquita to the effect that the conditions set forth in paragraphs 5(a) and 5(b) have been satisfied.

B-3

6.	Subject to the requirements of the Panel:
(a)	Chiquita and Fyffes reserve the right (but shall be under no obligation) to waive (to the extent permitted by applicable Law), in whole or in part, all or any of the conditions in paragraph 3 (provided that both Parties agree to any such waiver);
(b)	Chiquita reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of conditions in paragraph 4; and
(c)	Fyffes reserves the right (but shall be under no obligation) to waive, in whole or in part, all or any of the conditions in paragraph 5.
7.	The Scheme will lapse unless it is effective on or prior to the End Date.
8.	If Chiquita is required to make an offer for Fyffes Shares under the provisions of Rule 9 of the Takeover Rules, Chiquita may make such alterations to any of the conditions set out in paragraphs 1, 2, 3, 4 and 5 above as are necessary to comply with the provisions of that rule.
9.	Chiquita reserves the right, subject to the prior written approval of the Panel, to effect the Combination by way of a takeover offer in the circumstances described in and subject to the terms of Clause 3.6 of the Transaction Agreement. Without limiting Clause 3.6 of the Transaction Agreement, in such event, such offer will be implemented on terms and conditions that are at least as favourable to the Fyffes Shareholders (except for an acceptance condition set at 80 per cent (80%) of the nominal value of the Fyffes Shares to which such an offer relates and which are not already in the beneficial ownership of Chiquita so far as applicable) as those which would apply in relation to the Scheme.

B-4

Annex C

Execution Version

Dated March 10, 2014

CHIQUITA BRANDS INTERNATIONAL, INC.

and

FYFFES PLC

EXPENSES REIMBURSEMENT AGREEMENT

THIS AGREEMENT is made on March 10, 2014

BETWEEN:

CHIQUITA BRANDS INTERNATIONAL, INC.
a company incorporated in New Jersey
(hereinafter called “Chiquita”)

- and -

FYFFES PLC
a company incorporated in Ireland
with registered number 73342
having its registered office at
29 North Anne Street, Dublin 7, Ireland
(hereinafter called “Fyffes”)

RECITALS:

1.	Chiquita and Fyffes have agreed to combine on the terms set out in the Rule 2.5 Announcement and the Transaction Agreement and Fyffes and Chiquita have agreed to reimburse certain documented, specific and quantifiable third party costs and expenses incurred and to be incurred by the other Party, for the purposes of, in preparation for, or in connection with the Combination if the Transaction Agreement is terminated in certain circumstances.
2.	This Agreement (this “Agreement”) sets out the agreement between the Parties as to, among other things, the reimbursement in certain circumstances by (i) Fyffes of certain expenses incurred and to be incurred by Chiquita for the purposes of, in preparation for, or in connection with the Combination and (ii) Chiquita of certain expenses incurred and to be incurred by Fyffes for the purposes of, in preparation for, or in connection with the Combination.

NOW IT IS HEREBY AGREED as follows:

1.	Definitions
1.1	In this Agreement (including in the Recitals), the following expressions shall have the following meaning:

“Act”, the Companies Act 1963, as amended;

“Acting in Concert”, shall have the meaning given to that term in the Irish Takeover Panel Act 1997;

“Agreed Form”, in relation to any document, the form of that document which has been initialed for the purpose of identification by or on behalf of each of the Parties;

“Agreement”, shall have the meaning given to that term in the Recitals;

“Business Day”, any day, other than a Saturday, Sunday or a day on which banks in Ireland or in the State of New York are authorised or required by law or executive order to be closed;

“Chiquita”, shall have the meaning given to that term in the Preamble;

“Chiquita Alternative Proposal”, any bona fide proposal or bona fide offer made by any person for (i) the acquisition of Chiquita by takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Chiquita and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Chiquita’s Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Chiquita Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalisation or similar transaction involving Chiquita as a result of which the holders of Chiquita Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“Chiquita Cap”, shall have the meaning give to that term in Clause 3.1;

“Chiquita Recommendation”, the recommendation of the Chiquita Board that Chiquita Shareholders vote in favour of the adoption of the Transaction Agreement;

“Chiquita Reimbursement Payments”, shall have the meaning given to that term in Clause 3.1;

“Chiquita Shareholder Approval”, the adoption of the Transaction Agreement by the affirmative vote of a majority of the votes cast by Chiquita Shareholders entitled to vote thereon, as required by the New Jersey Business Corporation Act, at the Chiquita Shareholders Meeting;

“Chiquita Shareholders Meeting”, the meeting of the Chiquita Shareholders (and any adjournment thereof) for the purpose of obtaining the Chiquita Shareholder Approval;

“Chiquita Shareholders”, the holders of Chiquita Shares;

“Chiquita Shares”, the common shares of Chiquita, par value US$.01 per share;

“Chiquita Superior Proposal”, an unsolicited written bona fide Chiquita Alternative Proposal made by any person that the Chiquita Board determines in good faith (after consultation with Chiquita’s financial advisors and outside legal counsel) is more favourable to the Chiquita Shareholders than the transactions contemplated by the Transaction Agreement, taking into account such financial, regulatory, legal and other aspects of such proposal as the Chiquita Board considers to be appropriate (it being understood that, for purposes of the definition of “Chiquita Superior Proposal”, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”);

“Combination”, the proposed acquisition by IrHoldco of Fyffes by means of the Scheme or the Takeover Offer (and any such Scheme or Takeover Offer as it may be revised, amended or extended from time to time) pursuant to the Transaction Agreement (whether by way of the Scheme or the Takeover Offer) (including the issuance by IrHoldco of the aggregate Share Consideration pursuant to the Scheme or the Takeover Offer), as described in the Rule 2.5 Announcement and provided for in the Transaction Agreement;

“Confidentiality Agreement”, the Reciprocal Confidentiality Agreement between Fyffes and Chiquita dated November 18, 2013, as it may be amended from time to time;

“Court Meeting”, the meeting or meetings of the Fyffes Shareholders (and any adjournment thereof) convened by order of the High Court of Ireland pursuant to Section 201 of the Act to consider and, if thought fit, approve the Scheme (with or without amendment);

“Court Meeting Resolution”, the resolution to be proposed at the Court Meeting for the purposes of approving and implementing the Scheme;

“Delaware Sub”, CBII Holding Corporation, a Delaware corporation;

“EGM Resolutions”, the resolutions to be proposed at the EGM for the purposes of approving and implementing the Scheme, the reduction of capital of Fyffes and such other matters as Fyffes reasonably determines to be necessary for the purposes of implementing the Combination or, subject to the consent of Chiquita (such consent not to be unreasonably withheld, conditioned or delayed), desirable for the purposes of implementing the Combination;

“Extraordinary General Meeting” or “EGM”, the extraordinary general meeting of the Fyffes Shareholders (and any adjournment thereof) to be convened in connection with the Scheme, expected to be convened as soon as the preceding Court Meeting shall have been concluded or adjourned (it being understood that if the Court Meeting is adjourned, the EGM shall be correspondingly adjourned);

“Fyffes”, shall have the meaning given to that term in the Preamble;

“Fyffes Alternative Proposal”, any bona fide proposal or bona fide offer made by any person (other than a proposal or offer by Chiquita or any person Acting in Concert with Chiquita pursuant to Rule 2.5 of the Takeover Rules) for (i) the acquisition of Fyffes by scheme of arrangement, takeover offer or business combination transaction; (ii) the acquisition by any person of 25% or more of the assets of Fyffes and its Subsidiaries, taken as a whole, measured by either book value or fair market value (including equity securities of Fyffes’ Subsidiaries); (iii) the acquisition by any person (or the stockholders of any person) of 25% or more of the outstanding Fyffes Shares; or (iv) any merger, business combination, consolidation, share exchange, recapitalization or similar transaction involving Fyffes as a result of which the holders of Fyffes Shares immediately prior to such transaction do not, in the aggregate, own at least 75% of the outstanding voting power of the surviving or resulting entity in such transaction immediately after consummation thereof;

“Fyffes Cap”, shall have the meaning given to that term in Clause 3.1;

“Fyffes Reimbursement Payments”, shall have the meaning given to that term in Clause 4.1;

“Fyffes Shareholder Approval”, (i) the approval of the Scheme by a majority in number of the Fyffes Shareholders, representing three-fourths (75%) or more in value of the Fyffes Shares held by such holders, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting) and (ii) the EGM Resolutions being duly passed by the requisite majorities of Fyffes Shareholders at the Extraordinary General Meeting (or at any adjournment of such meeting);

“Fyffes Shareholders”, the holders of Fyffes Shares;

“Fyffes Shares”, the ordinary shares of €0.06 each in the capital of Fyffes;

“Fyffes Superior Proposal”, an unsolicited written bona fide Fyffes Alternative Proposal made by any person that the Fyffes Board determines in good faith (after consultation with Fyffes’ financial advisors and outside legal counsel) is more favourable to the Fyffes Shareholders than the transactions contemplated by the Transaction Agreement, taking into account (i) any revisions to the terms of the transactions contemplated by the Transaction Agreement proposed by Chiquita in respect of such Fyffes Alternative Proposal in accordance with Clauses 5.3(d) and/or 5.3(e) of the Transaction Agreement and (ii) such financial, regulatory, legal and other aspects of such proposal as the Fyffes Board considers to be appropriate (it being understood that, for purposes of the definition of “Fyffes Superior Proposal”, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”);

“IrHoldco”, Twombly One Limited, a company incorporated in Ireland and to be re-registered as a public limited company;

“Irrecoverable VAT”, in relation to any person, any amount in respect of VAT which that person (or a member of the same VAT Group as that person) has incurred and in respect of which neither that person nor any other member of the same VAT Group as that person is entitled to a refund (by way of credit or repayment) from any relevant Tax Authority pursuant to and determined in accordance with section 59 of the Value Added Tax Consolidation Act 2010 and any regulations made under that Act (and “recoverable VAT” shall be construed accordingly);

“Merger Parties”, IrHoldco, Delaware Sub and Merger Sub;

“Merger Sub”, Chicago Merger Sub, Inc., a New Jersey corporation;

“Panel”, the Irish Takeover Panel;

“Parties”, Fyffes, Chiquita and the Merger Parties and “Party” shall mean either Fyffes, on the one hand, or Chiquita or the Merger Parties whether individually or collectively, on the other hand (as the context requires);

“Person” or “person”, an individual, group (including a “group” under Section 13(d) of the United States Securities Exchange Act of 1934, as amended), corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Relevant Authority or any department, agency or political subdivision thereof;

“Relevant Authority”, any Irish, United States, European Union, foreign or supranational, national, federal, state or local governmental department, agency, instrumentality, commission, board, body, bureau, or other regulatory authority, including courts and other judicial bodies, or any public international organization, or any competition, antitrust or supervisory body or other governmental, trade or regulatory agency or body, securities exchange or any self-regulatory body or authority, in each case, in any jurisdiction, including the Panel;

“Resolutions”, the resolutions to be proposed at the EGM and Court Meeting required to effect the Scheme;

“Rule 2.5 Announcement”, the announcement in the Agreed Form to be made by the Parties pursuant to Rule 2.5 of the Takeover Rules;

“Scheme” or “Scheme of Arrangement”, the proposed scheme of arrangement under Section 201 of the Act and the capital reduction under Sections 72 and 74 of the Act to effect the Combination pursuant to the Transaction Agreement, in such terms and form as the Parties, acting reasonably, mutually agree, including any revision thereof as may be agreed between the Parties in writing;

“Scheme Recommendation”, the recommendation of the Fyffes Board that Fyffes Shareholders vote in favour of the Resolutions;

“Subsidiary”, in relation to any person, any corporation, partnership, association, trust or other form of legal entity of which such person directly or indirectly owns securities or other equity interests representing more than 50% of the aggregate voting power;

“Takeover Panel Act”, the Irish Takeover Panel Act, 1997;

“Takeover Rules”, the Irish Takeover Panel Act, 1997, Takeover Rules, 2013;

“Tax Authority”, any Relevant Authority responsible for the assessment, collection or enforcement of laws relating to taxes (including the Internal Revenue Service in the United States and the Irish Revenue Commissioners in Ireland and any similar state, local, or non-U.S. revenue agency);

“Transaction Agreement”, the transaction agreement dated March 10, 2014 by and among Chiquita, IrHoldco, Delaware Sub, Merger Sub and Fyffes;

“VAT”, any tax imposed by any member state of the European Community in conformity with the Directive of the Council of the European Union on the common system of value added tax (2006/112/EC); and

“VAT Group”, a group as defined in Section 15 of the Value Added Tax Consolidation Act 2010.

1.2 Construction

(a)	In this Agreement, words such as “hereunder”, “hereto”, “hereof” and “herein” and other words commencing with “here” shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular section or clause thereof.
(b)	In this Agreement, save as otherwise provided herein, any reference herein to a section, clause, schedule or paragraph shall be a reference to a section, sub-section, clause, sub-clause, paragraph or sub-paragraph (as the case may be) of this Agreement.
(c)	In this Agreement, any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof and shall also include any subordinate legislation made from time to time under such provision, and any reference to any provision of any legislation, unless the context clearly indicates to the contrary, shall be a reference to legislation of Ireland.

(d)	In this Agreement, the masculine gender shall include the feminine and neuter and the singular number shall include the plural and vice versa.
(e)	In this Agreement, any reference to an Irish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than Ireland, be deemed to include a reference to what most nearly approximates in that jurisdiction to the Irish legal term.
(f)	In this Agreement, any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.
(g)	In this Agreement, any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent, and all attachments thereto and instruments incorporated therein.
(h)	Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Transaction Agreement.
1.3	Captions

The headings or captions to the clauses in this Agreement are inserted for convenience of reference only and shall not affect the interpretation or construction thereof.

1.4	Time

In this Agreement, references to time are to Irish times unless otherwise specified.

2.	Pre-condition

This Agreement shall not have effect unless and until the Rule 2.5 Announcement has been issued.

3.	Chiquita Reimbursement
3.1	Subject to Chiquita announcing a firm intention to make the Combination and subject to the provisions of this Agreement, Fyffes agrees to reimburse Chiquita, if any Chiquita Payment Event occurs, an amount equal to all documented, specific and quantifiable third party costs and expenses incurred by Chiquita, or on its behalf, for the purposes of, in preparation for, or in connection with the Combination, including, but not limited to, exploratory work carried out in contemplation of and in connection with the Combination, legal, financial and commercial due diligence and engaging advisers to assist in the process (the payments provided for in this Clause 3.1, the “Chiquita Reimbursement Payments”); provided that the gross amount payable to Chiquita pursuant to this Agreement shall not, in any event, exceed such sum as is equal to 1% of the total value attributable to the issued share capital of Fyffes that is the subject of the Combination (excluding, for the avoidance of doubt, any treasury shares and any interest in such share capital of Fyffes held by Chiquita or any Associate of Chiquita) as set out in the Rule 2.5 Announcement calculated based on the closing price of a Fyffes Share on the Business Day prior to the date of the occurrence of the Chiquita Payment Event (the “Chiquita Cap”). The amount payable by Fyffes to Chiquita under this Clause 3.1 will exclude (a) any amounts in respect of VAT incurred by Chiquita attributable to such third party costs to the extent that such amounts in respect of VAT are recoverable or creditable by Chiquita (or any member of the VAT Group of which Chiquita is a member) and (b) any amounts paid or payable by a Party in connection with the Financing, including amounts payable pursuant to Clause 7.8(b) of the Transaction Agreement. Upon Chiquita becoming entitled to a Chiquita Reimbursement Payment, Fyffes shall have no further liability in connection with the termination of the Transaction Agreement (for the avoidance of doubt, other than the obligation to pay a Chiquita Reimbursement Payment pursuant to this Agreement), whether under the Transaction Agreement or this Agreement or otherwise, to Chiquita or its shareholders; provided that nothing herein shall release any Party from liability for intentional breach, for fraud or as provided for in the Confidentiality Agreement.

3.2	The “Chiquita Payment Events” are where the Parties have issued the Rule 2.5 Announcement and:
(a)	the Transaction Agreement is terminated:
(i)	by Chiquita for the reason that the Fyffes Board or any committee thereof (A) withdraws (or modifies in any manner adverse to Chiquita), or proposes publicly to withdraw (or modify in any manner adverse to Chiquita), the Scheme Recommendation or, if applicable, the recommendation to the holders of the Fyffes Shares from the Fyffes Board to accept the Takeover Offer (unless, in either case, the reason for such withdrawal or modification was in response to an Intervening Event that constitutes a Chiquita Material Adverse Effect) or (B) approves, recommends, adopts or otherwise declares advisable, or proposes publicly to approve, recommend, adopt or otherwise declare advisable, any Fyffes Alternative Proposal (it being understood, for the avoidance of doubt, that (x) no “stop, look and listen” communication in and of itself shall, in and of itself, satisfy this Clause 3.2(a)(i)) and (y) the provision by Fyffes to Chiquita of notice or information in connection with a Fyffes Alternative Proposal or Fyffes Superior Proposal as required or expressly permitted by the Transaction Agreement shall not, in and of itself, satisfy this Clause 3.2(a)(i)); or
(ii)	by Fyffes, at any time prior to obtaining the Fyffes Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Fyffes Superior Proposal; or
(b)	all of the following occur:
(i)	prior to the Court Meeting, a Fyffes Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Fyffes Alternative Proposal and, in each case, not publicly withdrawn at the time the Transaction Agreement is terminated under the circumstances specified in Clause 3.2(b)(ii) (it being understood that, for purposes of this Clause 3.2(b)(i) and Clause 3.2(b)(iii) below, references to “25%” and “75%” in the definition of Fyffes Alternative Proposal shall be deemed to refer to “50%”); and
(ii)	the Transaction Agreement is terminated by either Fyffes or Chiquita for the reason that the Court Meeting or the EGM shall have been completed and the Court Meeting Resolution or the EGM Resolutions, as applicable, shall not have been approved by the requisite majorities; and
(iii)	a definitive agreement providing for a Fyffes Alternative Proposal is entered into within 9 months after such termination (regardless of whether such Fyffes Alternative Proposal is the same Fyffes Alternative Proposal referred to in Clause 3.2(b)(i)) and such Fyffes Alternative Proposal is consummated.

3.3 Each request by Chiquita for a Chiquita Reimbursement Payment shall be:

(a)	submitted in writing to Fyffes no later than 45 calendar days following the occurrence of any of the Chiquita Payment Events;
(b)	accompanied by written invoices or written documentation supporting the request for a Chiquita Reimbursement Payment; and
(c)	subject to satisfactory compliance with Clause 3.3(b) and the other provisions of this Agreement upon which a Chiquita Reimbursement Payment may be conditioned, satisfied in full by payment in full by Fyffes to Chiquita in cleared, immediately available funds within 21 calendar days following such receipt of such invoices or documentation.

3.4	If and to the extent that any relevant Tax Authority determines that any Chiquita Reimbursement Payment is consideration for a taxable supply and that Fyffes (or any member of a VAT Group of which Fyffes is a member) is liable to account to a Tax Authority for VAT in respect of such supply and that all or any part of such VAT is Irrecoverable VAT, then:
(a)	the amount payable by Fyffes by way of any Chiquita Reimbursement Payment, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, shall not exceed the Chiquita Cap; and
(b)	to the extent that Fyffes has already paid an amount in respect of any Chiquita Reimbursement Payment which exceeds the amount described in Clause 3.4(a) above, Chiquita shall repay to Fyffes the portion of the Irrecoverable VAT in excess of the Chiquita Cap.
4.	Fyffes Reimbursement
4.1	Subject to Fyffes announcing a firm intention to effect the Scheme as part of the Combination and subject to the provisions of this Agreement, Chiquita agrees to reimburse Fyffes, if any Fyffes Payment Event occurs, an amount equal to all documented, specific and quantifiable third party costs and expenses incurred by Fyffes, or on its behalf, for the purposes of, in preparation for, or in connection with the Combination, including, but not limited to, exploratory work carried out in contemplation of and in connection with the Combination, legal, financial and commercial due diligence and engaging advisers to assist in the process (the payments provided for in this Clause 4.1, the “Fyffes Reimbursement Payments”); provided that the gross amount payable to Fyffes pursuant to this Agreement shall not, in any event, exceed such sum as is equal to 1% of the total value attributable to the issued share capital of Chiquita that is subject to the Merger (excluding, for the avoidance of doubt, any treasury shares and any Chiquita Shares held by Fyffes or any Associate of Fyffes) as set out in the Rule 2.5 Announcement calculated based on the closing price of a Chiquita Share on the Business Day prior to the date of the occurrence of the Fyffes Payment Event (the “Fyffes Cap”). The amount payable by Chiquita to Fyffes under this Clause 4.1 will exclude (a) any amounts in respect of VAT incurred by Fyffes attributable to such third party costs to the extent that such amounts in respect of VAT are recoverable or creditable by Fyffes (or any member of the VAT Group of which Fyffes is a member) and (b) any amounts paid or payable by a Party in connection with the Financing, including amounts payable pursuant to Clause 7.8(b) of the Transaction Agreement. Upon Fyffes becoming entitled to a Fyffes Reimbursement Payment, Chiquita shall have no further liability in connection with the termination of the Transaction Agreement (for the avoidance of doubt, other than the obligation to pay a Fyffes Reimbursement Payment pursuant to this Agreement), whether under the Transaction Agreement or this Agreement or otherwise, to Fyffes or its shareholders; provided that nothing herein shall release any Party from liability for intentional breach, for fraud or as provided for in the Confidentiality Agreement.
4.2	The “Fyffes Payment Events” are where the Parties have issued the Rule 2.5 Announcement and:
(a)	the Transaction Agreement is terminated:
(i)	by Fyffes for the reason that the Chiquita Board or any committee thereof (A) withdraws (or modifies in any manner adverse to Fyffes), or proposes publicly to withdraw (or modify in any manner adverse to Fyffes), the Chiquita Recommendation (unless the reason for such withdrawal or modification was in response to an Intervening Event that constitutes a Fyffes Material Adverse Effect) or (B) approves, recommends, adopts or otherwise declares advisable, or proposes publicly to approve, recommend, adopt or otherwise declare advisable, any Chiquita Alternative Proposal (it being understood, for the avoidance of doubt, that (x) no “stop, look and listen” communication in and of itself shall, in and of itself, satisfy this Clause 3.2(a)(i)) and (y) the provision by Chiquita to Fyffes of notice or information in connection with a Chiquita Alternative Proposal or Chiquita Superior Proposal as required or expressly permitted by the Transaction Agreement shall not, in and of itself, satisfy this Clause 4.2(a); or

(ii)	by Chiquita, at any time prior to obtaining the Chiquita Shareholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Chiquita Superior Proposal; or
(b)	all of the following occur:
(i)	prior to the Chiquita Shareholders Meeting, a Chiquita Alternative Proposal is publicly disclosed or any person shall have publicly announced an intention (whether or not conditional) to make a Chiquita Alternative Proposal and, in each case, not publicly withdrawn at the time the Transaction Agreement is terminated under the circumstances specified in Clause 4.2(b)(ii) (it being understood that, for purposes of this Clause 4.2(b)(i) and Clause 4.2(b)(iii) below, references to “25%” and “75%” in the definition of Chiquita Alternative Proposal shall be deemed to refer to “50%”); and
(ii)	the Transaction Agreement is terminated by either Chiquita or Fyffes for the reason that the Chiquita Shareholders Meeting shall have been completed and the Chiquita Shareholder Approval shall not have been obtained; and
(iii)	a definitive agreement providing for a Chiquita Alternative Proposal is entered into within 9 months after such termination (regardless of whether such Chiquita Alternative Proposal is the same Chiquita Alternative Proposal referred to in Clause 4.2(b)(i)) and such Chiquita Alternative Proposal is consummated.
4.3	Each request by Fyffes for a Fyffes Reimbursement Payment shall be:
(a)	submitted in writing to Chiquita no later than 45 calendar days following the occurrence of any of the Fyffes Payment Events;
(b)	accompanied by written invoices or written documentation supporting the request for a Fyffes Reimbursement Payment; and
(c)	subject to satisfactory compliance with Clause 4.3(b) and the other provisions of this Agreement upon which a Chiquita Reimbursement Payment may be conditioned, satisfied in full by payment in full by Chiquita to Fyffes in cleared, immediately available funds within 21 calendar days following such receipt of such invoices or documentation.
4.4	If and to the extent that any relevant Tax Authority determines that any Fyffes Reimbursement Payment is consideration for a taxable supply and that Chiquita (or any member of a VAT Group of which Chiquita is a member) is liable to account to a Tax Authority for VAT in respect of such supply and that all or any part of such VAT is Irrecoverable VAT, then:
(a)	the amount payable by Chiquita by way of any Fyffes Reimbursement Payment, together with any Irrecoverable VAT arising in respect of the supply for which the payment is consideration, shall not exceed the Fyffes Cap; and
(b)	to the extent that Chiquita has already paid an amount in respect of any Fyffes Reimbursement Payment which exceeds the amount described in Clause 4.4(a) above, Fyffes shall repay to Chiquita the portion of the Irrecoverable VAT in excess of the Fyffes Cap.
5.	General
5.1	This Agreement shall be governed by, and construed in accordance with, the laws of Ireland. Each of the Parties irrevocably agrees that the courts of Ireland are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement and, for such purposes, irrevocably submits to the exclusive jurisdiction of such courts. Any proceeding, suit or action arising out of or in connection with this Agreement shall therefore be brought in the courts of Ireland.

5.2	Chiquita hereby irrevocably appoints McCann FitzGerald Solicitors as its authorised agent upon whom process may be served in any suit or proceeding arising out of or in connection with this Agreement, and agrees that service of process upon such agent to the following address:

Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland
For the attention of: David Byers and Stephen FitzSimons,

shall constitute effective service of process upon Chiquita in any such suit or proceeding. Chiquita further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect until all obligations of Chiquita under this Agreement have been satisfied or discharged.

5.3	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and each Party may enter into this Agreement by executing a counterpart and delivering it to the other Party (by hand delivery, facsimile process, e-mail or otherwise).
5.4	Any notice or other document to be served under this Agreement may be delivered by overnight delivery service (with proof of service) or hand delivery, or sent by facsimile process, to the Party to be served as follows:
(i)	if to Chiquita, to:

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202
Fax: +1 (513) 672-2658
Attention: General Counsel

with copy to:

McCann FitzGerald Solicitors
Riverside One
Sir John Rogerson’s Quay, Dublin 2, Ireland
Fax: +353 1 829 0010
Attention: David Byers

and

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Fax: +1 (212) 735-2000
Attention: David J. Friedman, Esq.

and

Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Fax: +1 (312) 407-0411
Attention: Peter C. Krupp, Esq.

(ii)	if to Fyffes, to:

Fyffes plc
29 North Anne Street
Dublin 7, Ireland
Fax: +353 1 887 2755
Attention: Seamus Keenan, Company Secretary

with copy to:

Arthur Cox
Earlsfort Centre
Earlsfort Terrace, Dublin 2, Ireland
Fax: +353 1 618 0618
Attention: Michael Meghen
         Stephen Hegarty and

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Fax: +1 (212) 455-2502
Attention: Mario A. Ponce
Elizabeth A. Cooper

or such other postal address or fax number as it may have notified to the other Party in writing in accordance with the provisions of this Clause 5.4.

(b)	Any notice or document shall be deemed to have been served:
(i)	if delivered by overnight delivery or by hand, at the time of delivery; or
(ii)	if sent by fax, at the time of termination of the fax transmission (provided that any notice received by facsimile transmission at the addressee’s location on any day that is not a Business Day, or on any Business Day after 5:00 p.m. (addressee’s local time), shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day).
5.5	The invalidity, illegality or unenforceability of a provision of this Agreement does not affect or impair the continuance in force of the remainder of this Agreement.
5.6	No release, discharge, amendment, modification or variation of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.
5.7	Each Party hereto represents and warrants to the other that, assuming due authorisation, execution and delivery by the other Party hereto, this Agreement constitutes the valid and binding obligations of that Party.
5.8	Each Party hereto confirms and agrees that no provision of the Transaction Agreement shall supersede, vary or otherwise amend the provisions of this Agreement; provided that for the avoidance of doubt, each Party understands and confirms that this Agreement shall not affect the obligations of each Party to pay costs and expenses as provided in Clause 10.12 of the Transaction Agreement.

IN WITNESS whereof the Parties have executed this Agreement as a Deed on the day and year above written.

SIGNED for and on behalf of
CHIQUITA BRANDS INTERNATIONAL, INC. by its
authorised signatory:

/s/ Edward F. Lonergan

Signature

Edward F. Lonergan

Print Name
Title: President and Chief Executive Officer

[Signature Page to Expenses Reimbursement Agreement]

IN WITNESS whereof the Parties have executed this Agreement as a Deed on the day and year above written.

GIVEN under the common seal
of FYFFES PLC:

/s/ David McCann

Signature

David McCann

Print Name
Title: Chairman

/s/ Tom Murphy

Signature

Tom Murphy

Print Name
Title: Finance Director

[Signature Page to Expenses Reimbursement Agreement]

Annex D

Companies Acts 1963 to 2013

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

Incorporated 25 February 2014

Cert. No. 540116

Companies Acts, 1963 to 2013

A PUBLIC COMPANY LIMITED BY SHARES

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

1.  The name of the Company is ChiquitaFyffes public limited company.

2.  The Company is to be a public limited company.

3.  The objects for which the Company is established are:

(a) To carry on in all their respective branches, all or any of the businesses of importers, exporters, processors, packagers, distributors, or dealers (whether wholesale or retail) in fruit, vegetables, general grocery provisions of any description, patent foods and agricultural produce of every description and to purchase, sell, refine, prepare, grow, import or export (whether on commission or otherwise), deal in all other goods, products, commodities or things which may be deemed advisable for carrying on or developing any of the above named businesses and which are customarily or conveniently dealt with by persons carrying on all or any of the businesses which this Company is authorised to carry on.

(b) To carry on the businesses of a holding, investment, estate and trust company and to raise money on such terms and conditions as may be thought desirable, and invest the amount thereof in or upon or otherwise acquire and hold shares, stocks, debentures, debenture stocks, bonds mortgages, obligations and securities of any kind issued or guaranteed by any public or private company, corporation or undertaking of whatever nature wherever situated or carrying on business, and shares, stocks, debentures, debenture stocks, bonds, obligations and other securities of Ireland or any other government or authority supreme, municipal, local or otherwise in any part of the world.

(c) To carry on all or any of the businesses aforesaid either as a separate business or as the principal business of the Company, and to carry on any other business (whether manufacturing or otherwise) which may seem to the Company capable of being conveniently carried on in connection with the above objects or calculated directly or indirectly to enhance the value of or render more profitable any of the Company’s property.

(d) To acquire the whole of the issued share capital of Fyffes public limited company, a company incorporated under the laws of Ireland (registered number 73342).

(e) To acquire and hold controlling and other interests in the share or loan capital of any company or companies.

(f) To import, export, buy, sell, barter, exchange, take on lease, hire or otherwise acquire, alter, treat, process, dispose of, let on lease or hire or otherwise deal in turn and account as may seem to be desirable, goods, equipment, machinery, plant, merchandise and wares of every and any description.

(g) To acquire, improve, manage, work, develop, exercise all rights in respect of, lease, mortgage, sell, dispose of, turn to account and otherwise deal with property of all kinds, and in particular lands, buildings, concessions and patents.

(h) To perform any duty or duties imposed on the Company by or under any enactment and, to exercise any power conferred on the Company by or under any enactment.

(i) To incorporate or cause to be incorporated any one or more subsidiaries of the Company (within the meaning of section 155 of the Companies Act, 1963 or any successor legislation) for the purpose of carrying on any business.

(j) To acquire and undertake the whole or any part of the business, property and liabilities of any person or company carrying on any business which the Company is authorised to carry on.

(k) To apply for, purchase or otherwise acquire any patents, trade markets, brevets d’invention, licences, concessions and the like conferring any rights of any sort to use or any secret or other information as to any invention which may seem capable of being used for any of the purposes of the Company or the acquisition of which may seem calculated directly or indirectly to benefit the Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property rights or information so acquired.

(l) To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which the Company is authorised to carry on or engage in or any business or transaction capable of being conducted so as directly or indirectly to benefit the Company.

(m) To purchase or otherwise acquire shares and securities of the Company or any company and to sell, hold, re-issue or otherwise deal with the same.

(n) To enter into any arrangements with any Governments or authorities, supreme, municipal, local or otherwise, that may seem conducive to the Company’s objects or any of them and to obtain from any such Government or authority any rights, privileges and concessions which the company may think it desirable to obtain and to carry out, exercise and comply with any such arrangements, rights, privileges and concessions.

(o) To establish and support or aid in the establishment and support of associations, institutions, funds, trusts and conveniences calculated to benefit directors and ex-directors, employees or ex-employees of the Company and its subsidiaries or the dependents or connections of such persons and (without prejudice to the generality of the foregoing) to grant gratuities, pensions or allowances on retirement or death to or in respect of any such persons.

(p) To establish and contribute to any scheme for the purchase by trustees of shares in the Company to be held for the benefit of directors and ex-directors, employees or ex-employees of the Company and its subsidiaries and to lend or otherwise provide money to the trustees of such schemes or the employees or ex-employees of the Company and its subsidiaries to enable them to purchase shares of the Company including the establishment of share option schemes and share award schemes, enabling employees of the Company or other persons aforesaid to become shareholders in the Company, or otherwise to participate in the profits of the Company upon such terms and in such manner as the Company thinks fit,.

(q) To establish any scheme or otherwise to provide for the purchase by or on behalf of customers of the Company of shares in the Company.

(r) To promote any company or companies for the purpose of acquiring all or any of the assets and liabilities of the Company or for any other purpose which may seem directly or indirectly calculated to benefit the Company.

(s) Generally to purchase, take on lease or in exchange, hire or otherwise acquire any real and personal property and any rights or privileges which the Company may think necessary or convenient for the purposes of its business.

(t) To develop and turn to account any land acquired by the Company or in which it is interested and in particular by laying out and preparing the same for building purposes, constructing, altering, pulling down, decorating, maintaining, fitting up and improving buildings and conveniences, letting on building leases or building agreements and by advancing money to and entering into contracts and arrangements of all kinds with builders, tenants and others.

(u) To construct, maintain and alter any building or works necessary or convenient for any of the purposes of the Company.

(v) To invest and deal with the monies of the Company not immediately required in such manner as may from time to time be determined.

(w) To lend and advance money or give credit to such persons or companies whether with or without security and on such terms as may seem expedient, and in particular to customers and others having dealings with the Company; and to give guarantees or become security for any liabilities or obligations (present or future) of any persons or companies and generally to give any guarantees, indemnities and security on such terms and conditions as the Company may think fit.

(x) To borrow or raise or secure the payment of money (including money in a currency other than the currency of the State) in such manner as the Company shall think fit and in particular by the issue of debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company’s property, both present and future, including its uncalled capital and to purchase, redeem or pay off any such securities.

(y) To enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.

(z) To guarantee, support or secure, whether by personal covenant or by mortgaging or charging all or any part of the undertaking, property and assets (both present and future) and uncalled capital of the Company, or by both such methods, the performance of the obligations of, and the repayment or payment of the principal amounts of and premiums, interest and dividends on any security (including any security denominated or repayable in a currency other than the currency of the State) of any person firm or company including (without prejudice to the generality of the foregoing) any company which is for the time being the Company’s holding company or subsidiary as defined by section 155 of the Companies Act, 1963 (or any successor legislation) or another subsidiary as defined by the said section of the Company’s holding company or otherwise associated with the Company in business.

(aa) To engage in currency exchange, interest rate and/or commodity or index linked transactions (whether in connection with or incidental to any other contract, undertaking or business entered into or carried on by the Company or whether as an independent object or activity) including, but not limited to, dealings in foreign currency, spot and forward rate exchange contracts, futures, options, forward rate agreements, swaps, caps, floors, collars, commodity or index linked swaps and any other foreign exchange, interest rate or commodity or index linked arrangements and such other instruments as are similar to or derive from any of the foregoing whether for the purpose of making a profit or avoiding a loss or managing a currency or interest rate exposure or any other purpose and to enter into any contract for and to exercise and enforce all rights and powers conferred by or incidental, directly or indirectly, to such transactions or termination of any such transactions.

(bb) To remunerate any person or company for services rendered or to be rendered in placing or assisting to place or guaranteeing the placing of any of the shares of the Company’s capital or any debentures, debenture stock or other securities of the Company or in or about the formation or promotion of the Company or the conduct of its business.

(cc) To accept stock or shares in or debentures, mortgages or securities of any other company in payment or part payment for any services rendered or for any sale made to or debt owing from any such company, whether such shares shall be wholly or partly paid up.

(dd) To draw, make, accept, endorse, discount, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable or transferable instruments.

(ee) To undertake and execute any trusts the undertaking whereof may seem desirable and either gratuitously or otherwise.

(ff) To pay all costs, charges and expenses incurred or sustained in or about the promotion or establishment of the Company or which the Company shall consider to be preliminary thereto and to issue shares as fully or in part paid up, and to pay out of the funds of the Company all brokerage.

(gg) To enter into and carry into effect any arrangement for joint working in business or for sharing in profits or for amalgamation with any other company or association or any partnership or person carrying on any business within the objects of the Company.

(hh) To sell or dispose of the undertaking of the Company or any part thereof for such consideration as the Company may think fit, and including for shares, debentures or securities of any other company having objects altogether or in part similar to those of the Company.

(ii) To make or receive gifts by way of capital contribution or otherwise.

(jj) To adopt such means of making known the products and services of the Company as may seem expedient and in particular by advertising in the press, by circulars, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes, rewards and donations.

(kk) To obtain any enactment for enabling the Company to carry any of its objects into effect or for effecting any modification of the Company’s constitution or for any other purpose which may seem expedient and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company’s interests.

(ll) To procure the Company to be registered or recognised in any country or place.

(mm) To sell, improve, manage, develop, exchange, lease, mortgage, enfranchise, dispose of, turn to account or otherwise deal with all or any of the property and rights of the Company.

(nn) To promote freedom of contract, and to resist, insure against, counteract and discourage interference therewith, to join any lawful federation, union or association or do any other lawful act or thing with a view to preventing or resisting directly or indirectly any interruption of or interference with the Company’s or any other trade or business or providing or safeguarding against the same, or resisting or opposing any strike, movement or organisation, which may be thought detrimental to the interests of the Company or its employees and to subscribe to any association or fund for any such purposes.

(oo) To grant bonuses to any person or persons who are or have been in the employment of the Company.

(pp) To grant, convey, transfer or otherwise dispose of any property or asset of the Company of whatever nature or tenure for such price, consideration, sum or other return whether equal to or less than the market value thereof and whether by way of the gift or otherwise the Directors shall deem fit and to grant any fee farm grant or lease or to enter into any agreement for letting or hire of any such property or assets for a rent or return equal to or less than the market or rack rent thereof or at no rent and subject to or free from covenants and restrictions as the Directors shall deem appropriate.

(qq) To carry on all or any of the businesses aforesaid either as a separate business or as the principal business of the Company, and to carry on any other business (whether manufacturing or otherwise) which may seem to the Company capable of being conveniently carried on in connection with the above objects or calculated directly or indirectly to enhance the value of or render more profitable any of the company’s property or rights.

(rr) To do all or any of the above things in any part of the world and as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(ss) To distribute any of the property of the Company in specie among the members.

(tt) To the extent that the same is permitted by law, to give, whether directly or indirectly, and whether by means of a loan, guarantee, the provision of security or otherwise, any financial assistance for the purpose of or in connection with a purchase or subscription made or to be made by any person of or for any shares in the Company or the Company’s holding company for the time being (as defined by Section 155 of the Companies Act 1963).

(uu) To do anything which appears to the Company to be requisite, advantageous or incidental to, or which appears to the Company to facilitate, either directly or indirectly, the attainment of the above objects or any of them.

The objects set forth in any sub-clause of this clause shall be regarded as independent objects and shall not, except, where the context expressly so requires, be in any way limited or restricted by reference to or inference from the terms of any other sub-clause, or by the name of the Company. None of such sub-clauses or the objects therein specified or the powers thereby conferred shall be deemed subsidiary or auxiliary merely to the objects mentioned in the first sub-clause of this clause, but the Company shall have full power to exercise all or any of the powers conferred by any part of this clause in any part of the world notwithstanding that the business, property or acts proposed to be transacted, acquired or performed do not fall within the objects of the first sub-clause of the this clause.

NOTE:  It is hereby declared that the word “Company” in this clause, except where used in reference to this Company shall be deemed to include any partnership or other body of persons whether incorporated or not incorporated and whether domiciled in Ireland or elsewhere.

4.  The liability of the members is limited.

5.  The share capital of the Company is €40,000 divided into 40,000 Deferred Shares of €1.00 each (the “Deferred Shares”) and US$2,000,000 divided into 200,000,000 Ordinary Shares of US$0.01 each (the “Ordinary Shares”).

6.  The shares forming the capital, increased or reduced, may be increased or reduced and be divided into such classes and issued with any special rights, privileges and conditions or with such qualifications as regards preference, dividend, capital, voting or other special incidents, and be held upon such terms as may be attached thereto or as may from time to time be provided by the original or any substituted or amended articles of association and regulations of the Company for the time being, but so that where shares are issued with any preferential or special rights attached thereto such rights shall not be alterable otherwise than pursuant to the provisions of the Company’s articles of association for the time being.

WE, the several persons whose names, addresses and descriptions are subscribed, wish to be formed into a Company in pursuance of this memorandum of association, and we agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses and descriptions of Subscribers	Number of Shares taken by each Subscriber.
MFSD Nominees Limited Riverside One Sir John Rogerson’s Quay Dublin 2 Body Corporate Director Name: Garreth O’Brien	One
Total Shares taken: One
Dated: this 24th day of February 2014
Witness to the above signatures:
Signature:
Name:	Stephen D’Ardis
Address:	Riverside One Sir John Rogerson’s Quay Dublin 2

Cert. No. 540116

Companies Acts 1963 to 2013

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

PART I — PRELIMINARY

1.  Interpretation

(a) The regulations contained in Table A in the first schedule to the Companies Act, 1963 shall not apply to the Company.

(b) In these Articles the following expressions shall have the following meanings:

“1963 Act”	the Companies Act, 1963;
“1983 Act”	the Companies (Amendment) Act, 1983;
“1996 Regulations”	the Companies Act, 1990 (Uncertificated Securities) Regulations, 1996, S.I. No. 68 of 1996, including any modification thereof or any regulations in substitution thereof made under Section 239 of the 1990 Act and for the time being in force;
“1990 Act”	the Companies Act, 1990;
“Acts”	the Companies Acts 1963 to 2013;
“address”	includes any number or address used for the purposes of communication by way of electronic mail or other electronic communication;
“advanced electronic signature”	the meaning given to that expression in the Electronic Commerce Act, 2000;
“Affiliate”	of any person means any other person that directly or indirectly controls, is controlled by, or is under common control with, such person;
“Approved Nominee”	means a person appointed under contractual arrangements with the Company to hold Shares or rights or interests in Shares on a nominee basis including, without limitation, in connection with the provision of depository, system operator and/or book-entry transfer services;
“Articles”	these articles of association as from time to time and for the time being in force;
“Auditors”	the auditors for the time being of the Company;
“Chiquita”	Chiquita Brands International Inc;
“Chiquita Directors”	those Directors appointed in accordance with Article 87(a)(i) of these Articles including any person who becomes a Chiquita Director in accordance with Article 87(a) on the retirement of any such Director;
“Clear Days”	in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
“Company”	means the company whose name appears in the heading to these Articles;

“Covered Arrangement”	means, with respect to any person and as of any date, any agreement, arrangement or understanding (including any swaps or other derivative or short positions, profit interests, options, hedging transactions and securities lending or borrowing arrangement) to which such person or its Affiliates is, directly or indirectly, a part as of such date (A) with respect to shares of the Company or (B) the effect or intent of which is to mitigate loss to, manage the potential risk or benefit of share price changes (increases or decreases) for, or increase or decrease the voting power of such person or any of its Affiliates with respect to securities of the Company or which may have payments based in whole or in part, directly or indirectly, on the value (or change in value) or any securities of the Company (other than, in each such case interests in investment companies registered under the Investment Company Act of 1940 of the United States of America);
“Deferred Shares”	means deferred shares of €1.00 each in the capital of the Company having the rights and privileges and subject to the restrictions set out in these Articles;
“Directors” or “Board”	means the directors from time to time and for the time being of the Company or the directors present at a meeting of the board of directors and includes any person occupying the position of director by whatever name;
“dividend”	includes interim dividends and bonus dividends;
“electronic communication”	the meaning given to that word in the Electronic Commerce Act, 2000;
“electronic signature”	the meaning given to that word in the Electronic Commerce Act, 2000;
“euro” or “EUR” or “€”	the currency of Ireland or if applicable, any successor currency used by the majority of the Member States of the European Union;
“Exchange”	means any securities exchange or other system on which the Shares of the Company may be listed or otherwise authorised for trading from time to time;
“Exchange Act”	means the Securities Exchange Act of 1934 of the United States of America, as amended;
“Fyffes”	Fyffes plc;
“Fyffes Directors”	those Directors appointed in accordance with Article 87(a)(ii) of these Articles including any person who becomes a Fyffes Director in accordance with Article 87(a) on the retirement of any such Director;
“Group”	the Company and its subsidiaries from time to time and for the time being;
“Holder”	in relation to any share, the member whose name is entered in the Register as the holder of the share or, where the context permits, the members whose names are entered in the Register as the joint holders of shares;

“Listing”	means the listing of any of the Shares or depository receipts representing Shares, or any shares of any holding company or subsidiary of the Company on the New York Stock Exchange or the listing or quotation of any Shares or depository receipts representing Shares on any other stock exchange or regulated securities market;
“Office”	the registered office for the time being of the Company;
“Ordinary Resolution”	means an ordinary resolution of the Company’s shareholders within the meaning of Section 141 of the Act;
“Ordinary Shares”	Ordinary Shares of US$0.01 each in the capital of the Company having the rights and privileges and subject to the restrictions set out in these Articles;
“paid up”	means paid-up as to the nominal value and any premium payable in respect of the issue of any Shares and includes credited as paid-up;
“properly authenticated dematerialised instruction”	the meaning given in the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996) or the UK Regulations (as applicable);
“qualified certificate”	the meaning given to that word in the Electronic Commerce Act, 2000;
“Redeemable Shares”	means redeemable shares in accordance with section 206 of the 1990 Act;
“Register”	the register of members to be kept by the Company as required by the Acts;
“registered office”	means the registered office of the time being of the Company;
“relevant system”	the meaning given in the Companies Act 1990 (Uncertificated Securities) Regulations 1996 (SI No. 68/1996);
“Seal”	the common seal of the Company or (where relevant) the official securities seal kept by the Company pursuant to the Acts;
“Secretary”	the Secretary of the Company and any person appointed to perform the duties of the Secretary of the Company;
“Section 81 Notice”	notice issued in accordance with section 81 of the Companies Act 1990;
“Share or share”	means in relation to any share, unless specified otherwise or the context otherwise requires, any share in the capital of the Company;
“State”	the island of Ireland excluding Northern Ireland;
“treasury shares”	shares in the Company which have been redeemed or purchased by the Company and are being held by the Company, as treasury shares in accordance with Part XI of the 1990 Act;
“UK Regulations”	the Uncertificated Securities Regulations 2001 of the United Kingdom;
“US$” or “$”	means United States dollars; and
“warrants to subscribe”	a warrant or certificate or similar document indicating the right of the registered holder thereof (other than under a share option scheme for employees) to subscribe for shares in the Company.

(c) Expressions in these Articles referring to writing shall be construed, unless the contrary intention appears, as including references to printing, lithography, photography and any other modes or representing or reproducing words in a visible form except as provided in these Articles and/or where it constitutes writing in electronic form sent to the Company, the Company has agreed to its receipt in such form. Expressions in these Articles referring to execution of any document shall include any mode of execution whether under seal or under hand or any mode of electronic signature as shall be approved by the Directors. Expressions in these Articles referring to receipt of any electronic communications shall, unless the contrary intention appears, be limited to receipt in such manner as the Company has approved.

(d) Unless the contrary intention appears, the use of the word “address” in these Articles in relation to electronic communications includes any number or address used for the purpose of such communications.

(e) Unless specifically defined herein or the context otherwise requires, words or expressions contained in these Articles shall bear the same meaning as in the Acts but excluding any statutory modification thereof not in force when these Articles become binding on the Company.

(f) The headings and captions included in these Articles are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of these Articles.

(g) A reference to a statute or statutory provision shall be construed as a reference to the laws of Ireland unless otherwise specified and includes:

(i) any subordinate legislation made under it including all regulations, by-laws, orders and codes made thereunder;

(ii) any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii) any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it.

(h) In these Articles the masculine gender shall include the feminine and neuter, and vice versa, and the singular number shall include the plural, and vice versa, and words importing persons shall include firms or companies.

(i) Reference herein to a share (or to a holding of shares) being in uncertificated form are references to that share being an uncertificated unit of a security.

PART II — SHARE CAPITAL AND RIGHTS

2.  Share capital

(a) The share capital of the Company is €40,000 divided into 40,000 Deferred Shares of €1.00 each and US$2,000,000 divided into 200,000,000 Ordinary Shares of US$0.01 each.

(b) The Deferred Shares shall have the rights and privileges and be subject to the restrictions set out in this Article 2(b).

(i) the Deferred Shares are non-voting shares and do not convey upon the holder the right to receive any dividend or distribution declared, made or paid or any return of capital (save as provided in Article 2(b)(ii)) or to receive notice of or to attend, vote or speak at a general meeting;

(ii) on a return of assets on a winding up of the Company, entitle, subject to any special rights and priorities which may be attached to any other class of share for the time being or from time to time in the capital of the Company and after payment to the holders of the Ordinary Shares of an aggregate amount of €50,000, 000,000, the holder thereof to repayment of the amount paid up on each Deferred Share held by such holder and the holders of the Deferred Shares shall not be entitled to any further participation in the assets or profits of the Company;

(iii) the Deferred Shares shall not be transferable at any time other than with the prior written consent of the Directors;

(iv) each Deferred Share in issue may, subject to the provisions of the Acts, be acquired by the Company for nil consideration or such other consideration as the Board may determine;

(v) any Director of the Company (the “Agent”) is appointed, the attorney of the holder of a Deferred Share, with an irrevocable instruction to the Agent to execute all or any forms of transfer and/or renunciation and/or other documents in the Agent’s discretion in relation to the Deferred Shares in favour of the Company or as it may direct and to deliver such forms of transfer and/or renunciation and/or other documents together with any certificate(s) and/or other documents for registration on the occurrence of, or prior to, a Listing and to do all such other acts and things as may in the reasonable opinion of the Agent be necessary or expedient for the purpose of, or in connection with, the acquisition by the Company of the Deferred Shares for nil consideration or such other consideration as the Board may determine and to vest the said Deferred Shares in the Company; and

(vi) the rights attached to the Deferred Shares shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking in priority to or pari passu with or subsequent to such shares, any amendment to or variation of the rights of any other class of shares of the Company, the Company reducing its share capital or the redemption, purchase or acquisition of any share, whether a Deferred Share or otherwise.

(c) In the event that the issued share capital of the Company falls, or if the Board so shall determines is likely to fall, below the minimum statutory requirement pursuant to the Acts, the Directors are authorised to issue such number of Deferred Shares as may be required to maintain the minimum statutory requirement to such number of nominees as may be required to ensure compliance with the Acts with such Deferred Shares to be held by such nominees on behalf of the Holders.

3.  Rights of shares on issue

Without prejudice to any special rights conferred on the Holders of any existing shares or class of shares and subject to the provisions of the Acts, any share may be issued with such rights or restrictions as the Company may by Ordinary Resolution determine.

4.  Redeemable shares

Subject to the provisions of the Acts, any shares may be issued on the terms that they are, or at the option of the Company are, liable to be redeemed on such terms and in such manner as the Company may by special resolution determine. In addition and subject as aforesaid, the Company is hereby authorised to redeem (on such terms as may be contained in, or be determined pursuant to the provisions of, these Articles or a special resolution of the Company) any of its shares which have been converted into Redeemable Shares. Subject as aforesaid, the Company may cancel any shares so redeemed or may hold them as treasury shares and re-issue such treasury shares as shares of any class or classes or cancel them. Subject to the terms of this Article, a fully-paid ordinary share shall automatically be converted into a Redeemable Share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any third party pursuant to which the Company acquires or will acquire the ordinary share, or an interest in the ordinary share, from the relevant third party (a “relevant arrangement”). In these circumstances, the acquisition of each such ordinary shares or interest in an ordinary share by the Company shall constitute the redemption of a Redeemable Share in accordance with Part XI of the 1990 Act, and the terms of redemption shall provide for payment on redemption. If the ordinary share is listed on a recognised stock exchange within the meaning of the 1990 Act, the provisions of this Article applicable to relevant arrangements shall apply unless the Board resolves prior to the existence or creation of the relevant arrangement, that the relevant arrangement concerned is to be treated as an acquisition of shares pursuant to Article 48 in which case the arrangement shall be so executed.

5.  Variation of rights

(a) Whenever the share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated with the consent in writing of the Holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the Holders of the shares of the class, and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up. The quorum at any such separate general meeting, other than an adjourned meeting, shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and the quorum at an adjourned meeting shall be one person holding shares of the class in question or his proxy.

(b) The rights conferred upon the Holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by these Articles or the terms of the issue of the shares of that class, be deemed to be varied by a purchase or redemption by the Company of its own shares or by the creation or issue of further shares ranking pari passu therewith or subordinate thereto.

6.  Trusts not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the Holder. This shall not preclude the Company from requiring the members or a transferee of shares to furnish the Company with information as to the beneficial ownership of any share when such information is reasonably required by the Company. The obligations of an Approved Nominee under this Article shall be limited to disclosure of such information relating to the beneficial ownership of any Share as has been recorded by it pursuant to arrangements entered into by the Company or approved by the Directors pursuant to which it was appointed an Approved Nominee.

7.  Disclosure of interests

(a) If at any time the Directors are satisfied that any member, or any other person appearing to be interested in shares held by such member:

(A) has been duly served with a notice under Section 81 of the 1990 Act (a “Section 81 notice”) and is in default for the prescribed period (as defined in sub-paragraph (f)(ii)) in supplying to the Company the information thereby required; or (B) in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular; or (C) has failed to comply with the notification requirement in Article 7(h) below, then the Directors may, in their absolute discretion at any time thereafter by notice (a “direction notice”) to such member direct that:-

(i) in respect of the shares in relation to which the default occurred (the “default shares”) the member shall not be entitled to attend or to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the Company;

(ii) where the nominal value of the default shares represents at least one-quarter of one per cent (0.025%) of the nominal value of the issued shares of the class concerned, then the direction notice may additionally direct that:-

(A) except in a liquidation of the Company, no payment shall be made of any sums due from the Company on the default shares, whether in respect of capital or dividend or otherwise, and the Company shall not have any liability to pay interest on any such payment when it is finally paid to the member (but the provisions of this sub-paragraph (A) shall apply only to the extent permitted from time to time by the listing rules of any securities exchange on which the Company’s shares are listed;

(B) no other distribution shall be made on the default shares;

(C) no transfer of any of the default shares held by such member shall be registered unless:-

(I) the member is not himself in default as regards supplying the information requested and the transfer when presented for registration is accompanied by a certificate by the member in such form as the Directors may in their absolute discretion require to the effect that after due and careful enquiry the member is satisfied that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer; or

(II) the transfer is an approved transfer (as defined in sub-paragraph (f)(iii)).

The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

(b) Where any person appearing to be interested in the default shares has been duly served with a direction notice or copy thereof and the default shares which are the subject of such direction notice are held by an Approved Nominee, the provisions of this Article shall be treated as applying only to such default shares held by the Approved Nominee and not (insofar as such person’s apparent interest is concerned) to any other shares held by the Approved Nominee.

(c) Where the member upon whom a Section 81 notice is served is an Approved Nominee acting in its capacity as such, the obligations of the Approved Nominee as a member of the Company shall be limited to disclosing to the Company such information relating to any person appearing to be interested in the shares held by it as has been recorded by it pursuant to the arrangements entered into by the Company or approved by the Directors pursuant to which it was appointed as an Approved Nominee.

(d) Any direction notice shall immediately cease to have effect:-

(i) in relation to any shares which are transferred by such member by means of an approved transfer; or

(ii) when the Directors are satisfied that such member and any other person appearing to be interested in shares held by such member, has given to the Company the information required by the relevant Section 81 notice.

On any direction notice ceasing to have effect the Company shall pay to the Holder (or, in the case of joint Holders, the first named Holder) on the Register in respect of the default shares as of the record date of any such dividend, distribution or other payment withheld pursuant to the provisions of this Article subject always to the provisions of Article 117 which shall be deemed to apply, mutates mutandis, to any amount so withheld.

(e) The Directors may at any time give notice cancelling a direction notice.

(f) For the purposes of this Article:-

(i) a person shall be treated as appearing to be interested in any shares if the member holding such shares has given to the Company a notification under the said Section 81 which either (i) names such person as being so interested or (ii) fails to establish the identities of all those interested in the shares and (after taking into account the said notification and any other relevant Section 81 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(ii) the prescribed period is twenty eight days from the date of service of the said Section 81 notice unless the nominal value of the default shares represents at least one-quarter of one per cent (0.025%) of the nominal value of the issued shares of that class, when the prescribed period is fourteen days from that date;

(iii) a transfer of shares is an approved transfer if but only if:-

(A) it is a transfer of shares to an offeror by way or in pursuance of acceptance of an offer made to all the Holders (or all the Holders other than the person making the offer and his nominees) of the shares in the Company to acquire those shares or a specified proportion of them; or

(B) the Directors are satisfied that the transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares the subject of the transfer to a party unconnected with the member and with other persons appearing to be interested in such shares; or

(C) the transfer results from a sale made through a stock exchange on which the Company’s shares are normally traded.

(g) Nothing contained in this Article shall limit the power of the Company under Section 85 of the 1990 Act.

(h) Where any member, or any other person with an interest in shares held by such member, is deemed by Section 77 of the 1990 Act (as qualified by Section 78 of the same Act) to have an interest in 3% or more of the issued share capital of the Company, such member or person shall be required to notify the Company both of the existence of such interest and any event which results in the member or person ceasing to be so interested. Such notification shall be made in the same manner and within the same time period as specified in Sections 70 and 71 of the 1990 Act.

(i) For the purpose of establishing whether or not the terms of any notice served under this Article shall have been complied with the decision of the Directors in this regard shall be final and conclusive and shall bind all persons interested.

8.  Allotment of shares

(a) Subject to the provisions of the Acts relating to authority, pre-emption or otherwise in regard to the issue of, or the grant of options over, or other rights to subscribe for, new shares and of any resolution of the Company in general meeting passed pursuant thereto, all unissued shares (including treasury shares) for the time being in the capital of the Company shall be at the disposal of the Directors and (subject to the provisions of the Acts) they may allot, grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders, but so that no share shall be issued at a discount and so that, in the case of shares offered to the public for subscription, the amount payable on application on each share shall not be less than one-quarter of the nominal amount of the share and the whole of any premium thereon.

(b) Without prejudice to the generality of the powers conferred on the Directors by the other paragraphs of this Article, the Directors may grant from time to time options to subscribe for the unallotted shares in the capital of the Company to persons who are or have been in the service or employment of the Company or any subsidiary or associated company of the Company (including Directors holding executive offices) on such terms and subject to such conditions as may be approved from time to time by the Directors or by any committee thereof appointed by the Directors for the purpose of such approval.

(c) The Company may issue warrants to subscribe (by whatever name they are called) to any person to whom the Company has granted the right to subscribe for shares in the Company (other than under a share option scheme for employees) certifying the right of the registered holder thereof to subscribe for shares in the Company upon such terms and conditions as the right may have been granted.

(d) Where the Directors are authorised to allot relevant securities in accordance with Section 20 of the 1983 Act, the Company may at any time and from time to time resolve by a special resolution referring to this Article 8(d) that the Directors be empowered pursuant to Section 24 of the 1983 Act to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to their authority to allot relevant securities as if sub-section (1) of the said Section 23 did not apply to any such allotment provided that this power shall be limited to:-

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any persons having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company’s share option schemes for the time being) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective number of ordinary shares held by them or for which they are entitled to subscribe or convert into subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with any regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional entitlements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as referred to in paragraph (i) above) up to the maximum aggregate nominal value specified in such special resolution;

and such power (unless otherwise specified in such special resolution or varied or abrogated by special resolution passed at an intervening extraordinary general meeting) shall unless previously renewed, varied or revoked expire five years from the date of adoption of these Articles, provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired. Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by any allottee in favour of some other person.

9.  Payment of commission

The Company may exercise the powers of paying commissions conferred by the Acts. Subject to the provisions of the Acts, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other. On any issue of shares the Company may also pay such brokerage as may be lawful.

10.  Payment by instalments

If by the conditions of allotment of any share the whole or part of the amount or issue price thereof shall be payable by instalments, every such instalment when due shall be paid to the Company by the person who for the time being shall be the Holder of the share.

PART III — SHARE CERTIFICATES

11.  Issue of certificates

(a) Unless otherwise provided for by the Board or the rights attaching to or by the terms of issue of any particular Shares, or to the extent required by any stock exchange, depository, or any operator of any clearance or settlement system, no person whose name is entered as a Holder in the Register of Holders shall be entitled to receive a share certificate for all her Shares of each class held by her (nor on transferring a part of holding, to a certificate for the balance).

(b) Any share certificate, if issued, shall specify the number of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as shall be determined by the Board. Such certificates may be under Seal. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. The name and address of the person to whom the Shares represented thereby are issued, with the number of Shares and date of issue, shall be entered in the Register of Holders of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of Shares shall have been surrendered and cancelled. The Board may authorise certificates to be issued with the seal and authorised signature(s) affixed by some method or system of mechanical process. In respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue a certificate or certificates to each such person, and the issue and delivery of a certificate or certificates to one of several joint holders shall be sufficient delivery to all such holders.

12.  Replacement of certificates

If a share certificate is defaced, worn out, lost, stolen or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence or in relation to any indemnity as the Directors may determine, but otherwise free of charge, and (in the case of defacement or wearing out) on delivery up of the old certificate.

PART IV — LIEN ON SHARES

13.  Extent of lien

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The Directors, at any time, may declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to all moneys payable in respect of it.

14.  Power of sale

The Company may sell in such manner as the Directors determine any share on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen Clear Days after notice demanding payment, and stating that if the notice is not complied with the share may be sold, has been given to the Holder of the share or to the person entitled to it by reason of the death or bankruptcy of the Holder.

15.  Power to effect transfer

To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser. The transferee shall be entered in the Register as the Holder of the share comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the sale, and after the name of the transferee has been entered in the Register, the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively. Where a share, which is to be sold as provided for in this Part IV, is held in uncertificated form, the Directors may authorise some person to do all that is necessary under the 1996 Regulations or the UK Regulations (as applicable) to change such share into certificated form prior to its sale under this Part IV.

16.  Proceeds of sale

The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable and any residue (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) shall be paid to the person entitled to the shares at the date of the sale.

17.  Liability on Shares

Whenever any law for the time being of any country, state or place imposes or purports to impose any immediate or future or possible liability upon the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any Shares registered in the Register as held either jointly or solely by any Holders or in respect of any dividends, bonuses or other monies due or payable or accruing due or which may become due or payable to such Holder by the Company on or in respect of any Shares registered as mentioned above or for or on account or in respect of any Holder and whether in consequence of:

(a) the death of such Holder;

(b) the non-payment of any income tax or other tax by such Holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the executor or administrator of such Holder or by or out of her estate; or

(d) any other act or thing;

in every such case (except to the extent that the rights conferred upon holders of any class of Shares under the Company liable to make additional payments in respect of sums withheld on account of the foregoing):

(e) the Company shall be fully indemnified by such Holder or her executor or administrator from all liability;

(f) the Company shall have a lien upon all dividends and other monies payable in respect of the Shares registered in the Register as held either jointly or solely by such Holder for all monies paid or payable by the Company as referred to above in respect of such Shares or in respect of any dividends or other monies thereon or for or on account or in respect of such Holder under or in consequence of any such law, together with interest at the rate of 15% per annum (or such other rate as the Board may determine) thereon from the date of payment to date of repayment, and the Company may deduct or set off against such dividends or other monies so payable any monies paid or payable by the Company as referred to above together with interest at the same rate;

(g) the Company may recover as a debt due from such Holder or her executor or administrator (wherever constituted) any monies paid by the Company under or in consequence of any such law and interest thereon at the rate and for the period referred to above in excess of any dividends or other monies then due or payable by the Company; and

(h) the Company may if any such money is paid or payable by it under any such law as referred to above refuse to register a transfer of any Shares by any such Holder or her executor or administrator until such money and interest is set off or deducted as referred to above or in the case that it exceeds the amount of any such dividends or other monies then due or payable by the Company, until such excess is paid to the Company.

Subject to the rights conferred upon the holders of any class of Shares, nothing in this Article 17 will prejudice or affect any right or remedy which any law may confer or purport to confer on the Company. As between the Company and every such Holder as referred to above (and, her executor, administrator and estate, wherever constituted), any right or remedy which such law shall confer or purport to confer on the Company shall be enforceable by the Company. Nothing in this Article 17 shall impose any liability or obligation on an Approved Nominee or on any Share held by an Approved Nominee acting in its capacity as such.

PART V — CALLS ON SHARES AND FORFEITURE

18.  Making of calls

Subject to the terms of allotment, the Directors may make calls upon the members in respect of any moneys unpaid on their shares and each member (subject to receiving at least fourteen Clear Days’ notice specifying when and where payment is to be made) shall pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may be revoked before receipt by the Company of a sum due thereunder, in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19.  Time of call

A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

20.  Liability of joint Holders

The joint Holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

21.  Interest on calls

If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Acts) but the Directors may waive payment of the interest wholly or in part.

22.  Instalments treated as calls

An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

23.  Power to differentiate

Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the Holders in the amounts and times of payment of calls on their shares.

24.  Interest on moneys advanced

The Directors, if they think fit, may receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may pay (until the same would, but for such advance, become payable) interest at such rate, not exceeding (unless the Company in general meeting otherwise directs) fifteen per cent. per annum, as may be agreed upon between the Directors and the member paying such sum in advance.

25.  Notice requiring payment

(a) If a member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors, at any time thereafter during such times as any part of the call or instalment remains unpaid, may serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued.

(b) The notice shall name a further day (not earlier than the expiration of fourteen Clear Days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

(c) If the requirements of any such notice as aforesaid are not complied with then, at any time thereafter before the payment required by the notice has been made, any shares in respect of which the notice has been given may be forfeited by a resolution of the Directors to that effect. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

(d) On the trial or hearing of any action for the recovery of any money due for any call it shall be sufficient to prove that the name of the member sued is entered in the Register as the Holder, or one of the Holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book and that notice of such call was duly given to the member sued, in pursuance of these Articles, and it shall not be necessary to prove the appointment of the Directors who made such call nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

26.  Power of disposal

Subject to the provisions of the Acts, a forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal such a share is to be transferred to any person, the Directors may authorise some person to execute an instrument of transfer of the share to that person. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and thereupon he shall be registered as the Holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share. Where a share, which is to be sold as provided for in this Part V, is held in uncertificated form or is represented by a depositary interest, the Directors may authorise some person to do all that is necessary under the 1996 Regulations or the UK Regulations (as applicable) to change such share into certificated form prior to its sale under this Part.

27.  Effect of forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but nevertheless shall remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, without any deduction or allowance for the value of the shares at the time of forfeiture but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. The Board may waive payment of the sums due wholly or in part. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

28.  Statutory declaration

A statutory declaration that the declarant is a Director or the Secretary of the Company, and that a share in the Company has been duly forfeited on the date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share.

29.  Payment of sums due on share issues

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

30.  Surrender of shares

The Directors may accept the surrender of any share which the Directors have resolved to have been forfeited upon such terms and conditions as may be agreed and, subject to any such terms and conditions, a surrendered share shall be treated as if it has been forfeited.

PART VI — CONVERSION OF SHARES INTO STOCK

31.  Conversion of shares into stock

The Company by Ordinary Resolution may convert any paid up shares into stock and reconvert any stock into paid up shares of any denomination.

32.  Transfer of stock

The Holders of stock may transfer the same or any part thereof, in the same manner, and subject to the same regulations, as and subject to which the shares from which the stock arose might have been transferred before conversion, or as near thereto as circumstances admit; and the Directors may fix from time to time the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of each share from which the stock arose.

33.  Rights of stockholders

(a) The Holders of stock shall have, according to the amount of stock held by them, the same rights, privileges and advantages in relation to dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such right, privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which, if existing in shares, would not have conferred that right, privilege or advantage.

(b) Such of these Articles as are applicable to paid up shares shall apply to stock, and the words “share” and “shareholder” therein shall include “stock” and “stockholder”.

PART VII — TRANSFER OF SHARES

34.  Form of instrument of transfer

Subject to such of the restrictions of these Articles and to such of the conditions of issue as may be applicable, the shares of any member may be transferred by instrument in writing in any usual or common form or any other form which the Directors may approve.

35.  Execution of instrument of transfer

(a) The instrument of transfer of any share may be executed by or on behalf of the transferor by the Secretary, the Assistant Secretary or any such person that the Secretary or an Assistant Secretary nominates for that purposes (whether in respect of specific transfers or pursuant to a general standing authorisation), and the Secretary, Assistant Secretary or the relevant nominee shall be deemed to have been irrevocably appointed agent for the transferor of such share or shares with full power to execute, complete and deliver in the name of and on behalf of the transferor of such share or shares all such transfers of shares held by the members in the share capital of the Company. Any document which records the name of the transferor, the name of the transferee, the class and number of shares agreed to be transferred, the date of the agreement to transfer shares and the price per share, shall, once executed by the transferor or the Secretary, Assistant Secretary or the relevant nominee as agent for the transferor, be deemed to be a proper instrument of transfer for the purposes of section 81 of the Act. The transferor shall be deemed to remain the Holder of the share until the name of the transferee is entered in the Register in respect thereof. Neither the title of the transferee nor the title of the transferor shall be effected by any irregularity or invalidity in the proceedings in reference to the sale should the Directors so determine.

(b) The Company, at its absolute discretion, may procure that an indirect subsidiary of the Company or any other person shall, pay Irish stamp duty arising on a transfer of shares on behalf of the transferee of such shares of the Company. If stamp duty resulting from the transfer of shares in the Company, which would otherwise be payable by the transferee, is paid by any indirect subsidiary of the Company on behalf of or as agent for the transferee, then in those circumstances, the Company shall on behalf of any such subsidiary, be entitled to (i) seek reimbursement of the stamp duty from the transferor or transferee (at its discretion), (ii) set-off the stamp duty against any dividends payable to the transferor or transferee (at its discretion) and (iii) to claim a first and permanent lien on the shares on which stamp duty has been paid by any such subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on those shares. The members of the Company appoint any indirect subsidiary of the Company from time to time as their agent in relation to stamp duty. Nothing in this Article shall impose any liability or obligation on an Approved Nominee or on any Share held by an Approved Nominee acting in its capacity as such.

(c) Notwithstanding the provisions of these Articles and subject to any regulations made under Section 239 of the 1990 Act, title to any shares in the Company or any depositary interest representing title to any shares in the Company may also be evidenced and transferred without a written instrument in accordance with Section 239 of the 1990 Act or any regulations made thereunder or the UK Regulations, as applicable. The Directors shall have power to permit any class of shares to be held in uncertificated form and to implement any arrangements they think fit for such evidencing and transfer which accord with such regulations and in particular shall, where appropriate, be entitled to disapply or modify all or part of the provisions in these Articles with respect to the requirement for written instruments of transfer and share certificates, in order to give effect to such regulations.

36.  Refusal to register transfers

(a) If the Company is under a contractual obligation to register or to refuse to register the transfer of a share to any person, the Board shall act in accordance with such obligation and register or refuse to register the transfer of a share to such person, whether or not it is a fully-paid share or a share on which the Company has a lien. Subject to the foregoing sentence, the Directors in their absolute discretion and without assigning any reason therefor may decline to register:-

(i) any transfer of a share which is not fully paid; or

(ii) any transfer to or by a minor or person of unsound mind;

but this shall not apply to a transfer of such a share resulting from a sale of the share through a stock exchange on which the share is listed.

(b) The Directors may decline to recognise any instrument of transfer unless:-

(i) the instrument of transfer (being a transfer which is not effected in a manner permitted by Article 35(b)) is accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of one class of share only;

(iii) the instrument of transfer is in favour of not more than four transferees;

(iv) it is lodged at the Office or at such other place as the Directors may appoint; and

(v) unless a registration statement under the Securities Act of 1933 of the United States of America is in effect with respect to such transfer or such transfer is exempt from registration and, if requested by the Board, a written opinion from counsel reasonably acceptable to the Board is obtained to the effect that such transfer is exempt from registration.

(c) The Directors may decline to register any transfer of shares in uncertificated form or any depositary interest representing title to any shares in the Company only in such circumstances as may be permitted or required by the 1996 Regulations and/or the UK Regulations (as applicable).

37.  Procedure on refusal

If the Directors refuse to register a transfer then, within two months after the date on which the transfer was lodged with the Company, they shall send to the transferee notice of the refusal.

38.  Closing of transfer books

The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in each year) as the Directors may determine.

39.  Absence of registration fees

No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

40.  Retention of transfer instruments

The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

41.  Renunciation of allotment

Nothing in these Articles shall preclude the Directors from recognising a renunciation of the allotment of any shares by the allottee in favour of some other person.

PART VIII — TRANSMISSION OF SHARES

42.  Death of a member

If a member dies the survivor or survivors where he was a joint Holder, and his personal representatives where he was a sole Holder or the only survivor of joint Holders, shall be the only persons recognised by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

43.  Transmission on death or bankruptcy

A person becoming entitled to a share in consequence of the death or bankruptcy of a member may elect, upon such evidence being produced as the Directors may properly require, either to become the Holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the Holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

44.  Rights before registration

A person becoming entitled to a share by reason of the death or bankruptcy of a member (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall have the rights to which he would be entitled if he were the Holder of the share, except that, before being registered as the Holder of the share, he shall not be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the Holders of any class of shares in the Company, so, however, that the Directors, at any time, may give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within ninety days, the Directors thereupon may withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

PART IX — ALTERATION OF SHARE CAPITAL

45.  Increase of capital

(a) The Company from time to time by Ordinary Resolution may increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

(b) Subject to the provisions of the Acts, the new shares shall be issued to such persons, upon such terms and conditions and with such rights and privileges annexed thereto as the general meeting resolving upon the creation thereof shall direct and, if no direction be given, as the Directors shall determine and in particular such shares may be issued with a preferential or qualified right to dividends and in the distribution of the assets of the Company and with a special, or without any, right of voting.

(c) Except so far as otherwise provided by the conditions of issue or by these Articles, any capital raised by the creation of new shares shall be considered part of the pre-existing ordinary capital and shall be subject to the provisions herein contained with reference to calls and instalments, transfer and transmission, forfeiture, lien and otherwise.

46.  Consolidation, sub-division and cancellation of capital

The Company, by Ordinary Resolution, may:-

(a) consolidate and divide all or any of its share capital into shares of larger amount;

(b) subject to the Acts, subdivide its shares, or any of them, into shares of smaller amount, so however that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived (and so that the resolution whereby any share is sub-divided may determine that, as between the Holders of the shares resulting from such sub-division, one or more of the shares may have, as compared with the others, any such preferred, deferred or other rights or be subject to any such restrictions as the Company has power to attach to unissued or new shares);

(c) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and reduce the amount of its authorised share capital by the amount of the shares so cancelled; or

(d) subject to applicable law, change the currency denomination of its share capital.

47.  Fractions on consolidation

Subject to the provisions of these Articles, whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the Directors may sell, on behalf of those members, the shares representing the fractions for the best price reasonably obtainable to any person and distribute the proceeds of sale in due proportion among those members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

48.  Purchase of own shares

Subject to the Acts, the Company may, without prejudice to any relevant special rights attached to any class of Shares pursuant to section 211 of the 1990 Act, purchase any of its own Shares (including any Redeemable Shares and without any obligation to purchase on any pro rata basis as between Holders or Holders of the same class) and may cancel any Shares so purchased or hold them as treasury shares (as defined in section 209 of the 1990 Act) and may reissue any such Shares as Shares of any class or classes. The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Acts. The holder of the Shares being purchased shall be bound to deliver up to the Company at its registered office or such other place as the Board shall specify, the certificate(s) (if any) thereof for cancellation (or, in the case of any defaced, worn out, lost, stolen or destroyed share certificate, an indemnity in lieu thereof in terms satisfactory to the Board) and thereupon the Company shall pay to the holder the purchase or redemption monies or consideration in respect thereof. The Company may in addition acquire any of its own shares in accordance with the provisions of Section 41 of the 1983 Act for no consideration and on such other terms as it deems appropriate and may cancel such shares on acquisition.

49.  Reduction of capital

The Company, by special resolution, may reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required, by law.

PART X — GENERAL MEETINGS

50.  General Meetings outside the State

Subject to section 140 of the Act, all general meetings of the Company may be held outside of Ireland, and, in any event, at such place as the Board may designate.

51.  Annual general meetings

The Company shall hold in each year a general meeting as its annual general meeting in addition to any other meeting in that year and shall specify the meeting as such in the notices calling it. Not more than fifteen months shall elapse between the date of one annual general meeting and that of the next.

52.  Extraordinary general meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

53.  Convening general meetings

The Directors may convene general meetings. Extraordinary general meetings may also be convened on such requisition, or in default may be convened by such requisitionists, and in such manner as may be provided by the Acts. If at any time there are not within the State sufficient Directors capable of acting to form a quorum, any Director or any two members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

54.  Class meetings

All provisions of these Articles relating to general meetings of the Company shall, mutatis mutandis, apply to every separate general meeting of the Holders of any class of shares in the capital of the Company, except that:-

(e) the necessary quorum shall be two or more persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class or, at any adjourned meeting of such Holders, one Holder present in person or by proxy, whatever the amount of his holding, shall be deemed to constitute a meeting; and

(f) any Holder of shares of the class present in person or by proxy may demand a poll; and

(g) on a poll, each Holder of shares of the class shall have one vote in respect of every share of the class held by him.

55.  Notice of general meetings

(a) Subject to the provisions of the Acts allowing a general meeting to be called by shorter notice, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one Clear Days’ notice and all other extraordinary general meetings shall be called by at least fourteen Clear Days’ notice.

(b) Any notice convening a general meeting shall specify the time and place of the meeting and, in the case of special business, the general nature of that business and, in reasonable prominence, that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend, speak and vote in his place and that a proxy need not be a member of the Company. It shall also give particulars of any Directors who are to retire by rotation or otherwise at the meeting and of any persons who are recommended by the Directors for appointment or re-appointment as Directors at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose them for appointment or re-appointment as Directors at the meeting. Subject to any restrictions imposed on any shares, the notice shall be given to all the members and to the Directors and the Auditors.

(c) The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

(d) Where, by any provision contained in the Acts, extended notice is required of a resolution, the resolution shall not be effective (except where the Directors of the Company have resolved to submit it) unless notice of the intention to move it has been given to the Company not less than twenty-eight days (or such shorter period as the Acts permit) before the meeting at which it is moved, and the Company shall give to the members notice of any such resolution as required by and in accordance with the provisions of the Acts.

PART XI — PROCEEDINGS AT GENERAL MEETINGS

56.  Quorum for general meetings

(a) No business shall be transacted at any general meeting unless a quorum is present. Two or more members present in person or by proxy holding not less than a majority of the issued and outstanding shares of the Company (whether or not any such member exercises his voting rights in whole, in part or at all at the relevant general meeting) entitled to vote at the meeting in question shall be a quorum.

(b) If such a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such time and place as the Directors may determine. If at the adjourned meeting such a quorum is not present within half an hour from the time appointed for the meeting, the meeting, if convened otherwise than by resolution of the Directors, shall be dissolved, but if the meeting shall have been convened by resolution of the Directors, two persons entitled to be counted in a quorum present at the meeting shall be a quorum.

57.  Special business

All business shall be deemed special that is transacted at an extraordinary general meeting. All business that is transacted at an annual general meeting shall also be deemed special, with the exception of declaring a dividend, the consideration of the accounts, balance sheets and reports of the Directors and Auditors, the election of Directors in the place of those retiring (whether by rotation or otherwise), the fixing of the remuneration of the Directors, the re-appointment of the retiring Auditors and the fixing of the remuneration of the Auditors.

58.  Chairman of general meetings

(a) The chairman of the board of Directors or, in his absence, the deputy chairman (if any) or, in his absence, some other Director nominated by the Directors, shall preside as chairman at every general meeting of the Company. If at any general meeting none of such persons shall be present within fifteen minutes after the time appointed for the holding of the meeting and willing to act, the Directors present shall elect one of their number to be chairman of the meeting and, if there is only one Director present and willing to act, he shall be chairman.

(b) If at any meeting no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of the members personally present to be chairman of the meeting.

59.  Directors’ and Auditors’ right to attend general meetings

A Director shall be entitled, notwithstanding that he is not a member, to attend and speak at any general meeting and at any separate meeting of the Holders of any class of shares in the Company. The Auditors shall be entitled to attend any general meeting and to be heard on any part of the business of the meeting which concerns them as the Auditors.

60.  Adjournment of general meetings

The chairman, with the consent of a meeting at which a quorum is present, may (and if so directed by the meeting, shall) adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for fourteen days or more or sine die, at least seven Clear Days’ notice shall be given specifying the time and meeting and the general nature of the business to be transacted. Save as aforesaid it shall not be necessary to give any notice of an adjourned meeting.

61.  Determination of resolutions

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Unless a poll is so demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn before the poll is taken but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

62.  Entitlement to demand poll

Subject to the provisions of the Acts, a poll may be demanded:-

(a) by the chairman of the meeting;

(b) by at least five members present (in person or by proxy) having the right to vote at the meeting;

(c) by any member or members present (in person or by proxy) representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present (in person or by proxy) holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

63.  Taking of a poll

(a) Save as provided in paragraph (b) of this Article, a poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

(b) A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time (not being more than thirty days after the poll is demanded) and place as the chairman of the meeting may direct. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

(c) No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven Clear Days’ notice shall be given specifying the time and place at which the poll is to be taken.

64.  Votes of members

Votes may be given either personally or by proxy or a duly authorised representative of a corporate member. Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member shall have one vote, so, however, that no individual shall have more than one vote, and on a poll every member present in person or by proxy or a duly authorised representative of a corporate member shall have one vote for every share carrying voting rights of which he is the Holder. On a poll a member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. The chairman of the meeting shall not have a casting vote.

Subject to the Acts and to such requirements and restrictions as the Directors may, in accordance with the Acts, specify, the Company at its discretion may provide for participation and voting in a general meeting by electronic means.

A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting shall be as valid and effective for all purposes as if the resolution had been passed at a general meeting duly convened and held and if described as a special resolution may consist of several documents in the like form each executed by one or more of the members.

65.  Voting by joint Holders

Where there are joint Holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, in respect of such share shall be accepted to the exclusion of the votes of the other joint Holders; and for this purpose seniority shall be determined by the order in which the names of the Holders stand in the Register in respect of the share.

66.  Voting by incapacitated Holders

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction (whether in the State or elsewhere) in matters concerning mental disorder, may vote, whether on a show of hands or on a poll, by his committee, receiver, guardian or other person appointed by that court and any such committee, receiver, guardian or other person may vote by proxy on a show of hands or on a poll. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the Office or at such other address as is specified in accordance with these Articles for the receipt of appointments of proxy, not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

67.  Default in payment of calls

Unless the Directors otherwise determine, no member shall be entitled to vote at any general meeting or any separate meeting of the Holders of any class of shares in the Company, either in person or by proxy, or to exercise any privilege as a member in respect of any share held by him unless all moneys then payable by him in respect of that share have been paid.

68.  Restriction of voting rights

(a) If at any time the Directors shall determine that a Specified Event (as defined in paragraph (f) of this Article 68) shall have occurred in relation to any share or shares the Directors may serve a notice to such effect on the Holder or Holders thereof. Upon the service of any such notice (in these Articles referred to as a “Restriction Notice”) no Holder or Holders of the share or shares specified in such Restriction Notice shall be entitled, for so long as such Restriction Notice shall remain in force, to attend or vote at any general meeting either personally or by proxy.

(b) A Restriction Notice shall be cancelled by the Directors as soon as reasonably practicable, but in any event not later than forty-eight hours, after the Holder or Holders concerned shall have remedied the default by virtue of which the Specified Event shall have occurred. A Restriction Notice shall automatically cease to have effect in respect of any share transferred upon registration of the relevant transfer provided that a Restriction Notice shall not cease to have effect in respect of any transfer where no change in the beneficial ownership of the share shall occur and for this purpose it shall be assumed that no such change has occurred where a transfer form in respect of the share is presented for registration having been stamped at a reduced rate of stamp duty by virtue of the transferor or transferee claiming to be entitled to such reduced rate as a result of the transfer being one where no beneficial interest passes.

(c) The Directors shall cause a notation to be made in the Register against the name of any Holder or Holders in respect of whom a Restriction Notice shall have been served indicating the number of shares specified in such Restriction Notice and shall cause such notation to be deleted upon cancellation or cesser of such Restriction Notice.

(d) Any determination of the Directors and any notice served by them pursuant to the provisions of this Article shall be conclusive as against the Holder or Holders of any share and the validity of any notice served by the Directors in pursuance of this Article shall not be questioned by any person.

(e) If, while any Restriction Notice shall remain in force in respect of any Holder or Holders of any shares, such Holder or Holders shall be issued with any further shares as a result of such Holder or Holders not renouncing any allotment of shares made to him or them pursuant to a capitalisation issue under Part XXII of these Articles, the Restriction Notice shall be deemed also to apply to such Holder or Holders in respect of such further shares on the same terms and conditions as were applicable to the said Holder or Holders immediately prior to such issue of further shares.

(f) For the purpose of these Articles the expression “Specified Event” in relation to any share shall mean the failure by the Holder or Holders thereof to pay any call or instalment of a call in the manner and at the time appointed for payment thereof.

69.  Time for objection to voting

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered and every vote not disallowed at such meeting shall be valid. Any such objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

70.  Appointment of proxy

(a) Every member entitled to attend and vote at a general meeting may appoint a proxy or proxies to attend, speak and vote on his behalf provided that, where a shareholder appoints more than one proxy in relation to a general meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by him. The appointment of a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be signed by or on behalf of the appointer. The signature on such appointment need not be witnessed. A body corporate may sign a form of proxy under its common seal, under the hand of a duly authorised officer thereof or in such manner as the Directors may approve. A proxy need not be a member of the Company. The appointment of a proxy in electronic form shall only be effective in such manner as the Directors may approve.

(b) Without limiting the foregoing, in relation to any shares which are held in uncertificated form, the Directors may from time to time permit appointments of a proxy to be made by means of electronic communication in the form of an Uncertificated Proxy Instruction, (that is, a properly authenticated dematerialised instruction, and or other instruction or notification, which is sent by means of the relevant system concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system concerned)); and may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and or other instruction or notification) is to be treated as received by the Company or such participant. The Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a Holder of a share as sufficient evidence of the authority of a person sending that instruction to send it on behalf of that Holder.

(c) The Directors may send, at the expense of the Company, by post, electronic mail or otherwise, to the members forms for the appointment of a proxy (in such form as the Directors may approve and with or without stamped envelope for their return) for use at any general meeting or at any class meeting either in blank or nominating any one or more of the Directors or any other persons in the alternative. The proxy form must make provision for three-way voting on all resolutions intended to be proposed, other than resolutions which are merely procedural. If for the purpose of any meeting invitations to appoint as proxy a person or one of the number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote thereat by proxy but the accidental omission to issue such invitation to, or the non-receipt to such invitations by, any member shall not invalidate the proceedings at any such meeting.

(d) Subject to the foregoing, a Holder may appoint a proxy by means of an “omnibus” or “enduring” proxy with or without a power of substitution. Such “omnibus” or “enduring” proxy may provide that all persons who appear in a specified register maintained by an Approved Nominee (each a “specified holder”) may act as proxy for so long as the name of the specified holder appears in the specified Approved Nominee register in respect of the relevant number of Shares which appear opposite the name of the specified holder in the Approved Nominee register from time to time (the “Relevant Shares”) in relation to all meetings of the Company, and if any specified holder does not attend a meeting of the Company, the relevant Holder may appoint such other persons as may be nominated by the specified holder from time to time in accordance with the proxy registration system for specified holders as the Holder’s proxy in relation to all meetings of the Company in respect of the Relevant Shares.

71.  Bodies corporate acting by representatives at meetings

Any body corporate which is a member of the Company may, by resolution of its directors or other governing body, authorise such person or persons as it thinks fit to act as its representative or representatives at any meeting of the Company or any class of members of the Company, and any person so authorised shall be entitled to exercise the same powers on behalf of the body corporate which he represents as that body corporate could exercise if it were an individual member of the Company. Where a member appoints more than one representative in relation to a general meeting, each representative must be appointed to exercise rights attached to a different share or shares held by the member.

72.  Receipt of proxy appointment

Where the appointment of a proxy and the power of attorney or other authority, if any, under which it is signed, or a certified copy of that power or authority or any other proof or confirmation of that power or authority acceptable to the Directors is to be received by the Company in electronic form, it may be so received where an address has been specified by the Company for the purpose of receiving electronic communications:-

(i) in the notice convening the meeting; or

(ii) in any appointment of proxy sent out by the Company in relation to the meeting; or

(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;

provided it is so received by the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used, and in default shall not be treated as valid PROVIDED THAT in the case of a meeting which is adjourned to, or a poll which is to be taken on, a date which is less than seven days after the date of the meeting which was adjourned or at which the poll was demanded, it shall be sufficient if the appointment of proxy and any other authority and certification thereof as aforesaid is so received by the Company at the commencement of the adjourned meeting or the taking of the poll and an appointment of proxy relating to more than one meeting (including any adjournment thereof) having once been so received for the purposes of any meeting shall not require to be delivered, deposited or received again for the purposes of any subsequent meeting to which it relates.

73.  Effect of proxy appointment

A proxy shall have the right to exercise all or any of the rights of his appointer, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he has appointed to the proxy to attend, to demand or join in demanding a poll and to speak and vote at a general meeting of the Company. Unless his appointment provides otherwise, a proxy may vote or abstain in his discretion on any resolution put to the vote. The appointment of a proxy in respect of a meeting shall not preclude a member from attending and voting at the meeting or at any adjournment thereof. The instrument appointing a proxy shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

74.  Effect of revocation of proxy or of authorisation

A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the previous death, insanity or winding up of the principal or revocation of the proxy or of the authority under which the proxy or authority was executed or the transfer of the share in respect of which the proxy or authority is given, if no intimation in writing (whether in electronic form or otherwise) of such death, insanity, winding up, revocation or transfer as aforesaid is received by the Company at the Office, at least one hour before the commencement of the meeting or adjourned meeting at which the proxy is used or the representative acts

PROVIDED HOWEVER that where such intimation is given in electronic form it shall have been received by the Company at least 24 hours (or such lesser time as the Directors may specify) before the commencement of the meeting.

PART XII — DIRECTORS

75.  Number of Directors

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than fifteen nor less than three.

76.  Share qualification

A Director shall not require a share qualification.

77.  Ordinary remuneration of Directors

Each Director shall be paid a fee for the services (which shall be deemed to accrue from day to day) at such rate as may from time to time be determined by the board of Directors.

78.  Special remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of chairman or deputy chairman) or who serves on any committee, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise as the Directors may determine.

79.  Expenses of Directors

The Directors and members of committees may be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees or general meetings or separate meetings of the Holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties and may be paid a fixed sum for attendance at any meeting of the board of Directors or a stated salary as a Director, as the board of Directors may from time to time determine. No such payment shall preclude any Director from serving the Company in any other capacity and receiving compensation therefor.

80.  Alternate Directors

(a) Any Director may appoint by writing (whether in electronic form or otherwise) under his hand any person (including another Director) to be his alternate provided always that no such appointment of a person other than a Director as an alternate shall be operative unless and until such appointment shall have been approved by resolution of the Directors. Any such authority may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed, facsimile, electronic or advanced electronic signature of the Director giving such authority.

(b) An alternate Director shall be entitled, subject to his giving to the Company an address within Ireland, the United Kingdom or the United States of America, to receive notices of all meetings of the Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at any such meeting at which the Director appointing him is not personally present and in the absence of his appointor to exercise all the powers, rights, duties and authorities of his appointor as a Director (other than the right to appoint an alternate hereunder).

(c) Save as otherwise provided in these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the Director appointing him. The remuneration of any such alternate Director shall be payable out of the remuneration paid to the Director appointing him and shall consist of such portion of the last mentioned remuneration as shall be agreed between the alternate and the Director appointing him.

(d) A Director may revoke at any time the appointment of any alternate appointment by him. If a Director shall die or cease to hold the office of Director the appointment of his alternate shall thereupon cease and determine.

(e) If a Director retires by rotation or otherwise but is re-appointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate Director made by him which was in force immediately prior to his retirement shall continue after his re-appointment.

(f) Any appointment or revocation by a Director under this Article shall be effected by notice in writing (whether in electronic form or otherwise) given under his hand to the Secretary or deposited or received at the Office or in any other manner approved by the Directors.

PART XIII — POWERS OF DIRECTORS

81.  Directors’ powers

Subject to the provisions of the Acts, the Memorandum of Association of the Company and these Articles and to any directions by the members given by Ordinary Resolution, not being inconsistent with these Articles or with the Acts, the business of the Company shall be managed by the Directors who may do all such acts and things and exercise all the powers of the Company as are not by the Acts or by these Articles required to be done or exercised by the Company in general meeting. No alteration of the Memorandum of Association of the Company or of these Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

82.  Power to delegate and appoint Committees

(a) Without prejudice to the generality of the last preceding Article, the Directors may, by resolution adopted by a majority of the Board then in office, delegate any of their powers to any Chief Executive Officer, or any Director holding any other executive office or appoint an executive committee and one or more other committees each of which shall have two or more members consisting, during the first 12 months following the Listing, of at least one Fyffes Director and at least one Chiquita Director together with such other persons (if any) as may be appointed to such committee by the Directors provided that a majority of the members of each committee appointed by the Directors shall at all times consist of Directors. No resolution of any such committee shall be effective unless a majority of the members of the committee present at the meeting at which it was passed are Directors. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of these Articles regulating the proceedings of Directors so far as they are capable of applying.

(b) In the event that any Fyffes Director or Chiquita Director appointed to a committee is unable or unwilling to serve or ceases to serve as a Director during the first 12 months following Listing, such Director shall be replaced by a Chiquita Director or a Fyffes Director, as applicable.

(c) To the extent provided in the resolution referred to in sub-paragraph (a) of this Article (and unless otherwise provided in the resolution of the Directors designating the members of such committee), each committee shall have and may exercise all the authority of the board of Directors except that no such committee shall:

(i) elect or appoint any Director, or remove any officer or director;

(ii) amend or repeal any resolution theretofore adopted by the board of Directors which by its terms is amendable or repealable only by the board of Directors.

(d) The board of Directors, by resolution adopted by a majority of the Board then in office, may, subject to sub-paragraph (a) of this Article:

(i) fill any vacancy in any such committee;

(ii) appoint one or more Directors or other persons to serve as additional members of any such committee;

(iii) appoint one or more Directors or other persons to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members;

(iv) abolish any such committee at its pleasure; and

(v) remove any director or other person from membership of such committee at any time, with or without cause

(e) Action taken at a meeting of any committee established under this Article shall be reported to the board of Directors at its next meeting following such committee meeting, except that, when the meeting of the board of Directors is held within two days after the committee meeting, such report shall, if not made at its first meeting, be made to the board of Directors at its second meeting following such committee meeting.

83.  Appointment of attorneys

The Directors, from time to time and at any time by power of attorney under hand or seal, may appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit. Any such power of attorney may contain such provisions for the protection of persons dealing with any such attorney as the Directors may think fit and may authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

84.  Local management

Without prejudice to the generality of Article 81 and Article 82, the Directors may establish any committees, local boards or agencies for managing any of the affairs of the Company, either in the State or elsewhere, and may appoint any persons to be members of such committees, local boards or agencies and may fix their remuneration and may delegate to any committee, local board or agent any of the powers, authorities and discretions vested in the Directors with power to sub-delegate and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith with any such committee, local board or agency, without notice of any such removal, annulment or variation shall be affected thereby.

85.  Borrowing powers

The Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge its undertaking, property, assets, and uncalled capital or any part thereof and subject to Part III of the 1983 Act to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party, without any limitation as to amount.

86.  Execution of negotiable instruments

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by such person or persons and in such manner as the Directors shall determine from time to time by resolution.

PART XIV — APPOINTMENT OF DIRECTORS

87.  Appointment of Directors

(a) On or prior to the Listing, the board of Directors shall be comprised as follows:

(i) six individuals designated by Chiquita;

(ii) six individuals designated by Fyffes; and

(iii) one individual designated by mutual agreement between Chiquita and Fyffes;

in each case, in accordance with the arrangements agreed by the Company with those parties; provided that in the event that any of the above is unable or unwilling to serve or ceases to serve within twelve months of the Listing on such board of Directors, a replacement shall be selected by the Chiquita Directors or the Fyffes Directors, as applicable and appointed by the Board.

(b) At each annual general meeting of the Company all of the Directors shall retire from office. A Director who retires at an annual general meeting may be reappointed, if willing to act. If he is not reappointed he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the close or adjournment of the meeting.

(c) Save as otherwise permitted in these Articles, Directors will be elected by way of Ordinary Resolution of the Company in general meeting. Any vacancy on the Board, including a vacancy that results from an increase in the number of Directors or from the death, resignation, retirement, disqualification or removal of a Director, shall be deemed a casual vacancy. Except as otherwise provided for in these Articles, any casual vacancy shall only be filled by decision of a majority of the Board then in office, provided that a quorum is present.

(d) During any vacancy in the Board, the remaining Directors shall have full power to act as the Board. If, at any general meeting of the Company, the number of Directors is reduced below the minimum prescribed by the Board in accordance with Article 75 due to the failure of any persons nominated to be Directors to be elected, then in those circumstances, the nominee or nominees who receive the highest number of votes in favour of election shall be elected in order to maintain the prescribed minimum number of Directors and each such Director shall remain a Director (subject to the provisions of the Companies Acts and these Articles) only until the conclusion of the next annual general meeting of the Company unless such Director is elected by the Holders during such meeting.

88.  Advance notice of director nominations for general meetings

(a) Except as provided in Article 87(a), nominations of persons for election to the Board at a meeting may only be made (a) pursuant to the Company’s notice of meeting pursuant to Article 55 at the recommendation of the Board, (b) by or at the direction of the Board or any authorised committee thereof or (c) by any Holder who (i) complies with the requirements set forth in this Article 88(a). In order for a Holder to nominate a person for election to the Board at a meeting, such Holder shall have delivered timely notice of such Holder's intent to make such nomination in writing and in accordance with the procedures set forth in this Article 88(a) to the Secretary. To be timely, a Holder’s notice shall be delivered to or mailed and received at the registered office of the Company, or such other Address as the Secretary may designate, (a) in the case of an annual general meeting, not less than sixty (60) days prior to the first (1st) anniversary of the preceding year's annual meeting; provided that in the event that the date of the annual general meeting is changed by more than thirty (30) days from such anniversary date or if no such annual general meeting was held during the immediately preceding calendar year, notice by the Holder to be timely must be so delivered to or mailed and received not later than the close of business on the fifteenth (15th) day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the date set for the meeting was made, and (b) in the case of a general meeting (not being an annual general meeting) at which Directors are to be elected, not later than the close of business on the fifteenth (15th) day following the earlier of the day on which notice of the date of the meeting was mailed or public announcement of the date set for the meeting was made. A Holder’s notice to the Secretary shall set forth (a) written statements and information necessary to demonstrate that the Holder qualifies as an Eligible Holder as of the date of such notice, and (b) as to each person whom the Holder proposes to nominate for election as a Director at such meeting, all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required (including such person's written consent to serving as a Director if elected) pursuant to Regulation 14A under the Exchange Act or any successor provision thereto. No person shall be eligible to serve as a Director unless nominated in accordance with the procedures set forth in this Article 88(a). A member seeking to nominate a person to serve as a director must also comply with all other applicable legal requirements.

(b) Subject to the Companies Acts, unless otherwise provided by the terms of any series of preferred shares or any agreement among members or other agreement approved by the Board, only persons who are nominated in accordance with the procedures set forth in Article 88(a) shall be eligible for election as Directors of the Company. If the Chairman of a meeting determines that a proposed nomination was not made in compliance with Article 88(a) the Chairman shall declare to the meeting that the nomination is defective and such defective nomination shall be disregarded.

(c) Notwithstanding the foregoing provisions of this Article, any Holder intending to make a nomination in accordance with this Article and each related beneficial owner, if any, will also comply with all applicable requirements of the Exchange Act with respect to the matters set forth in these Articles; provided however that any references in these articles to the Exchange Act are not intended to, and will not, limit the requirements applicable to proposals or nominations made or intended to be made in accordance with this Article.

(d) For the purposes of this Article 88, a Holder who proposes to nominate persons for election to the Board at a meeting shall be deemed to be an “Eligible Holder” with respect to Shares as of the date of giving notice to the Company pursuant to Article 88(a) of such proposed nomination(s) if (A) the Holder has provided the Company with a written statement setting forth (a) the name and address of the Holder, as they appear on the Register, and the number of Shares entitled to vote at the meeting on the nomination(s) proposed by the Holder to be made at such meeting which were held of record by the Holder as of the notice date (or such lesser number of such Shares as the Holder may propose be voted), and (b) that the Holder intends to hold such Shares continuously through the date of the meeting, and (B) the Company verifies to its reasonable satisfaction that the Holder was in fact reflected in the Register as the holder of record of such Shares as of the notice date.

PART XV — DISQUALIFICATION AND REMOVAL OF DIRECTORS

89.  Disqualification of Directors

The office of a Director shall be vacated ipso facto if:-

(a) he is restricted or disqualified from acting as a director of any company under the provisions of Part VII of the 1990 Act;

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) in the opinion of a majority of his co-Directors, he becomes incapable by reason of mental disorder of discharging his duties as a Director;

(d) (not being a Director holding for a fixed term an executive office in his capacity as a Director) he resigns his office by notice to the Company;

(e) he is convicted of an indictable offence, unless the Directors otherwise determine;

(f) he shall have been absent for more than six consecutive months without permission of the Directors from meetings of the Directors held during that period and his alternate Director (if any) shall not have attended any such meeting in his place during such period, and the Directors pass a resolution that by reason of such absence he has vacated office; or

(g) he is required in writing (whether in electronic form or otherwise) by all his co-Directors to resign.

90.  Removal of Directors

The Company, by Ordinary Resolution of which extended notice has been given in accordance with the provisions of the Acts, may remove any Director before the expiry of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may, if thought fit, by Ordinary Resolution appoint another Director in his stead. The person appointed shall be subject to retirement at the same time as if he had become a Director on the date on which the Director in whose place he is appointed was last appointed a Director. Nothing in this Article shall be taken as depriving a person removed hereunder of compensation or damages payable to him in respect of the termination of his appointment as Director or of any appointment terminating with that of Director.

PART XVI — DIRECTORS’ OFFICES AND INTERESTS

91.  Executive offices

(a) The Directors may appoint one or more of their body to the office of Chief Executive Officer or to any other office (except that of Auditor) under the Company as may be deemed necessary or desirable by the board of Directors (including, where considered appropriate, the office of chairman) on such terms and for such period as they may determine and, without prejudice to the terms of any contract entered into in any particular case, may revoke any such appointment at any time either with or without cause, by the affirmative vote of a majority of the members of the board of Directors then in office; provided that such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any vacancy occurring in the offices of the Company may be filled by the board of Directors.

(b) The Chief Executive Officer shall have the powers and perform the duties incident to that position. Subject to the powers of the board of directors, the Chief Executive Officer shall be in the general and active charge of the entire business, affairs and property of the Company. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Directors or provided in these Articles.

(c) A Director holding any such executive office shall receive such remuneration, whether in addition to or in substitution for his ordinary remuneration as a Director and whether by way of salary, commission, participation in profits or otherwise or partly in one way and partly in another, as the Directors may determine.

(d) The appointment of any Director to the office of Chief Executive Officer shall determine automatically if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(e) The appointment of any Director to any other executive office shall not determine automatically if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(f) A Director may hold any other office or place of profit under the Company (except that of Auditor) in conjunction with his office of Director, and may act in a professional capacity to the Company, on such terms as to remuneration and otherwise as the Directors shall arrange.

(g) Any two or more offices of the Company may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or these Articles to be executed, acknowledged or verified by two or more officers.

(h) The other officers of the Company shall have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be prescribed from time to time by the board of Directors or the Chief Executive Officer.

(i) In the case of the absence or disability of any officer of the Company and of any person hereby authorised to act in such officer’s place during such officer’s absence or disability, the board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any Director, or to any other person selected by it.

92.  Directors’ interests

(a) Subject to the provisions of the Acts, and provided that he has disclosed to the Directors the nature and extent of any material interest of his, a Director notwithstanding his office:-

(i) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or any subsidiary or associated company thereof or in which the Company or any subsidiary or associated company thereof is otherwise interested;

(ii) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company or any subsidiary or associated company thereof is otherwise interested; and

(iii) shall not be accountable, by reason of his office, to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(b) Subject to the provisions of the Acts, no Director or intending Director shall be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the other company in which any Director shall be in any way interested be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. The nature of a Director’s interest must be declared by him at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Directors held after he became so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made at the first meeting of the Directors held after he becomes so interested.

(c) A copy of every declaration made and notice given under this Article shall be entered within three days after the making or giving thereof in a book kept for this purpose. Such book shall be open for inspection without charge by any Director, Secretary, Auditor or member of the Company at the Office and shall be produced at every general meeting of the Company and at any meeting of the Directors if any Director so requests in sufficient time to enable the book to be available at the meeting.

(d) For the purposes of this Article:-

(i) a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction of the nature and extent so specified; and

(ii) an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

93.  Restriction on Directors’ voting

(a) Save as otherwise provided by these Articles, a Director shall not vote at a meeting of the Directors or a committee of Directors on any resolution concerning a matter in which he has, directly or indirectly, an interest which is material or a duty which conflicts or may conflict with the interests of the Company. A Director shall not be counted in the quorum present at a meeting in relation to any such resolution on which he is not entitled to vote. This Article shall not preclude another Director from voting on the same matter where that other Director has the right to exercise more than one vote at the meeting as a consequence of having been authorised to cast such extra vote or votes by the Director or Directors who are precluded from voting on such matter

(b) A Director shall be entitled (in the absence of some other material interest than is indicated below) to vote (and be counted in the quorum) in respect of any resolutions concerning any of the following matters, namely:-

(i) the giving of any security, guarantee or indemnity to him in respect of money lent by him to the Company or any of its subsidiary or associated companies or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary or associated companies;

(ii) the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary or associated companies for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(iii) any proposal concerning any offer of shares or debentures or other securities of or by the Company or any of its subsidiary or associated companies for subscription, purchase or exchange in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting thereof;

(iv) any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in 1% or more of the issued shares of any class of such company or of the voting rights available to members of such company (or of a third company through which his interest is derived) (any such interest being deemed for the purposes of this Article to be a material interest in all circumstances);

(v) any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval for taxation purposes by the appropriate Revenue authorities;

(vi) any proposal concerning the adoption, modification or operation of any scheme for enabling employees (including full time executive Directors) of the Company and/or any subsidiary thereof to acquire shares in the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries under which the Director benefits or may benefit; or

(vii) any proposal concerning the giving of any indemnity pursuant to Article 134 or the discharge of the cost of any insurance cover purchased or maintained pursuant to Article134(f).

(c) Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such case each of the Directors concerned (if not debarred from voting under sub-paragraph (b) (iv) of this Article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

(d) If a question arises at a meeting of Directors or of a committee of Directors as to the materiality of a Director’s interest or as to the right of any Director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may be referred, before the conclusion of the meeting, to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive. In relation to the chairman, such question may be resolved by a resolution of a majority of the Directors (other than the chairman) present at the meeting at which the question first arises.

(e) For the purposes of this Article, an interest of a person who is the spouse or a minor child of a Director shall be treated as an interest of the Director and, in relation to an alternate Director, an interest of his appointor shall be treated as an interest of the alternate Director.

(f) The Company by Ordinary Resolution may suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

94.  Entitlement to grant pensions

The Directors may provide benefits, whether by way of pensions, gratuities or otherwise, for any Director, former Director or other officer or former officer of the Company or to any person who holds or has held any employment with the Company or with any body corporate which is or has been a subsidiary or associated company of the Company or a predecessor in business of the Company or of any such subsidiary or associated company and to any member of his family or any person who is or was dependent on him and may set up, establish, support, alter, maintain and continue any scheme for providing all or any such benefits and for such purposes any Director accordingly may be, become or remain a member of, or rejoin, any scheme and receive or retain for his own benefit all benefits to which he may be or become entitled thereunder. The Directors may pay out of the funds of the Company any premiums, contributions or sums payable by the Company under the provisions of any such scheme in respect of any of the persons or class of persons above referred to who are or may be or become members thereof.

PART XVII — PROCEEDINGS OF DIRECTORS

95.  Convening and regulation of Directors’ meetings

(a) Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit. A Director may, and the Secretary at the request of a Director shall, call a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retrospective. If the Directors so resolve, it shall not be necessary to give notice of a meeting of the Directors to any Director or alternate Director who, being a resident of the State, is for the time being absent from the State.

(b) Notice of a meeting of the Directors or any other notice required to be given to, or by, a Director shall be deemed to be duly given to a Director if it is given to him personally or sent in writing by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors to him at his last known address or any other address given by him to the Company for this purpose.

96.  Quorum for Directors’ meetings

(a) The quorum for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed at any other number shall be a majority of the Directors in office at the time the Meeting is convened. A person who holds office only as an alternate Director shall, if his appointor is not present, be counted in the quorum but notwithstanding that such person may act as alternate Director for more than one Director he shall not count as more than one for the purposes of determining whether a quorum is present.

(b) The continuing Directors or a sole Director may act notwithstanding any vacancies in their number but if the number of Directors is less than the number fixed as the quorum, they may act only for the purpose of filling vacancies or of calling a general meeting.

97.  Voting at Directors’ meetings

(a) Questions arising at any meeting of Directors shall be decided by a majority of votes. Where there is an equality of votes, the chairman of the meeting shall not have a second or casting vote.

(b) Subject as hereinafter provided, each Director present and voting shall have one vote and in addition to his own vote shall be entitled to one vote in respect of each other Director not present at the meeting or excluded from voting who shall have authorised him to cast such extra vote in his absence in respect of such meeting or resolution. Any such authority may relate generally to all meetings of the Directors or to any specified matters, meeting or meetings and must be in writing and may be sent by delivery, post, cable, telegram, telex, telefax, electronic mail or any other means of communication approved by the Directors and may bear a printed, facsimile, electronic signature or advanced electronic signature of the Director giving such authority. The authority must be delivered to the Secretary for filing prior to or must be produced at the first meeting at which a vote is to be cast pursuant thereto provided that no Director shall be entitled to any vote at a meeting on behalf of another Director pursuant to this paragraph if the other Director shall have appointed an alternate Director and that alternate Director is present at the meeting at which the Director proposes to vote pursuant to this paragraph.

98.  Telecommunication meetings

Any Director or alternate Director or member of a committee established pursuant to Article 82 or Article 84 may participate in a meeting of the Directors or any committee by means of conference telephone or other telecommunications equipment by means of which all persons participating in the meeting can hear each other speak and such participation in a meeting shall constitute presence in person at the meeting.

99.  Chairman of the board of Directors

Subject to any appointment to the office of chairman made pursuant to these Articles, the Directors may elect a chairman of their meetings and determine the period for which he is to hold office, but if no such chairman is elected or if at any meeting the chairman is unwilling to act or is not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be chairman of the meeting.

100.  Validity of acts of Directors

(a) All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified from holding office or had vacated office, shall be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

(b) Any action required or permitted to be taken pursuant to authorisation voted at a meeting of the board of Directors or any committee of the board of Directors may be taken without a meeting if, prior or subsequent to such action, all members of the board of Directors or of such committee, as the case may be, consent thereto in writing and such written consents are filed with the minutes of the proceedings of the board of Directors or committee.

101.  Directors’ resolutions or other documents in writing

A resolution or other document in writing (in electronic form or otherwise) signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by all the Directors entitled to receive notice of a meeting of Directors or of a committee of Directors shall be as valid as if it had been passed at a meeting of Directors or (as the case may be) a committee of Directors duly convened and held and may consist of several documents in the like form each signed by one or more Directors, and such resolution or other document or documents when duly signed may be delivered or transmitted (unless the Directors shall otherwise determine either generally or in any specific case) by facsimile transmission, electronic mail or some other similar means of transmitting the contents of documents. A resolution or other documents signed (whether by electronic signature, advanced electronic signature or otherwise as approved by the Directors) by an alternate Director need not also be signed by his appointor and, if it is signed by a Director who has appointed an alternate Director, it need not be signed by the alternate Director in that capacity.

PART XVIII — THE SECRETARY

102.  Appointment of secretary

The Secretary and Assistant Secretary shall be appointed by the Directors in accordance with the Acts for such term, at such remuneration and upon such conditions as they may think fit and any Secretary so appointed may be removed by them. Anything required or authorised by the Acts or these Articles to be done by the Secretary may be done, if the office is vacant or there is for any other reason no Secretary readily available and capable of acting, by or to any assistant or acting secretary readily available and capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors: Provided that any provision of the Acts or these Articles requiring or authorising a thing to be done by or to a

Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as a Director and as, or in the place of, the Secretary.

PART XIX — THE SEAL

103.  Use of Seal

The Directors shall ensure that the Seal (including any official securities seal kept pursuant to the Acts) shall be used only by the authority of the Directors or of a committee authorised by the Directors.

104.  Seal for use abroad

The Company may exercise the powers conferred by the Acts with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

105.  Signature of sealed instruments

(a) Every instrument to which the Seal shall be affixed shall be signed by a Director and shall also be signed by the Secretary or Assistant Secretary or by a second Director or by some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may determine by resolution that such signatures or either of them shall be dispensed with, or be printed thereon or affixed thereto by some method or system of mechanical signature provided that in any such case the certificate to be sealed shall have been approved for sealing by the Secretary or by the registrar of the Company or by the Auditors or by some other person appointed by the Directors for this purpose in writing (and, for the avoidance of doubt, it is hereby declared that it shall be sufficient for approval to be given and/or evidenced either in such manner (if any) as may be approved by or on behalf of the Directors or by having certificates initialled before sealing or by having certificates presented for sealing accompanied by a list thereof which has been initialled).

(b) For the purposes of this Article, any instrument in electronic form to which the seal is required to be affixed, shall be sealed by means of an advanced electronic signature based on a qualified certificate of a Director and the Secretary or Assistant Secretary or of a second Director or by some other person appointed by the Directors for the purpose.

PART XX — DIVIDENDS AND RESERVES

106.  Declaration of dividends

Subject to the provisions of the Acts, the Company in general meeting may declare dividends, but no dividends shall exceed the amount recommended by the Directors. Subject to the provisions of the Acts, the Board may from time to time declare dividends (including interim dividends) and distributions on Shares of the Company outstanding and authorise payment of the same out of the funds of the Company lawfully available therefor.

107.  Interim and fixed dividends

Subject to the provisions of the Acts, the Directors may declare and pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the Directors may declare and pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but subject always to any restrictions for the time being in force (whether under these Articles, under the terms of issue of any shares or under any agreement to which the Company is a party, or otherwise) relating to the application, or the priority of application, of the Company’s profits available for distribution or to the declaration or as the case may be the payment of dividends by the Company. Subject as aforesaid, the Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the Directors act in good faith they shall not incur any liability to the Holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

108.  Payment of dividends

(a) Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up (excluding premium) on the shares on which the dividend is paid. Subject as aforesaid, all dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid (excluding premium) on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, such share shall rank for dividend accordingly. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on a share.

(b) If several persons are registered as joint Holders of any share, any one of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

109.  Deductions from dividends

The Directors may deduct from any dividend or other moneys payable to any member in respect of a share any moneys presently payable by him to the Company in respect of that share.

110.  Dividends in specie

The Board or any general meeting declaring a dividend (upon the recommendation of the Board), may direct that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Board may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Holders upon the footing of the value so fixed in order to adjust the rights of all Holders and may vest any such specific assets in trustees as may seem expedient to the Board.

111.  Dividend payment mechanism

(a) Any dividend or other moneys payable in respect of any share may be paid by cheque or warrant sent by post, at the risk of the person or persons entitled thereto, to the registered address of the Holder or, where there are joint Holders, to the registered address of that one of the joint Holders who is first named on the Register or to such person and to such address as the Holder or joint Holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent and payment of the cheque or warrant shall be a good discharge to the Company. Any joint Holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share. Any such dividend or other distribution may also be paid by any other method (including payment in a currency other than euro, electronic funds transfer, direct debit, bank transfer or by means of a relevant system) which the Directors consider appropriate and any member who elects for such method of payment shall be deemed to have accepted all of the risks inherent therein. The debiting of the Company’s account in respect of the relevant amount shall be evidence of good discharge of the Company’s obligations in respect of any payment made by any such methods.

(b) In respect of shares in uncertificated form, where the Company is authorized to do so by or on behalf of the Holder or joint Holders in such manner as the Company shall from time to time consider sufficient, the Company may also pay any such dividend, interest or other moneys by means of the relevant system concerned (subject always to the facilities and requirements of that relevant system). Every such payment made by means of the relevant system shall be made in such manner as may be consistent with the facilities and requirements of the relevant system concerned. Without prejudice to the generality of the foregoing, in respect of shares in uncertificated form, such payment may include the sending by the Company or by any person on its behalf of an instruction to the Approved Nominee or the operator of the relevant system to credit the cash memorandum account of the Holder or joint Holders.

112.  Dividends not to bear interest

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

113.  Payment to Holders on a particular date

Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same may be payable to the persons registered as the Holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se of transferors and transferees of any such shares in respect of such dividend. The provisions of this Article shall apply, mutatis mutandis, to capitalisations to be effected in pursuance of these Articles. Any dividend, interest or other sum payable which remains unclaimed for one year after having been declared may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

114.  Unclaimed dividends

If the Directors so resolve, any dividend which has remained unclaimed for six years from the date of its declaration shall be forfeited and cease to remain owing by the Company. The payment by the Directors of any unclaimed dividend or other moneys payable in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

115.  Reserves

Before recommending any dividend, whether preferential or otherwise, the Directors may carry to reserve out of the profits of the Company such sums as they think proper. All sums standing to reserve may be applied from time to time in the discretion of the Directors for any purpose to which the profits of the Company may be properly applied and at the like discretion may be either employed in the business of the Company or invested in such investments as the Directors may lawfully determine. The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as they may lawfully determine. Any sum which the Directors may carry to reserve out of the unrealised profits of the Company shall not be mixed with any reserve to which profits available for distribution have been carried. The Directors may also carry forward, without placing the same to reserve, any profits which they may think it prudent not to divide.

PART XXI — ACCOUNTS

116.  Accounts

(a) The Directors shall cause to be kept proper books of account, whether in the form of documents, electronic form or otherwise, that:-

(i) correctly record and explain the transactions of the Company;

(ii) will at any time enable the financial position of the Company to be determined with reasonable accuracy;

(iii) will enable the Directors to ensure that any balance sheet, profit and loss account or income and expenditure account of the Company complies with the requirements of the Acts; and

(iv) will enable the accounts of the Company to be readily and properly audited.

(b) Books of account shall be kept on a continuous and consistent basis and entries therein shall be made in a timely manner and be consistent from year to year. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

(c) The Company may send by post, electronic mail or any other means of electronic communication a summary financial statement to its shareholders or persons nominated by any member.

The Company may meet, but shall be under no obligation to meet, any request from any of its members to be sent additional copies of its full report and accounts or summary financial statement or other communications with its members.

(d) The books of account shall be kept at the Office or, subject to the provisions of the Acts, at such other place as the Directors think fit and shall be open at all reasonable times to the inspection of the Directors.

(e) The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors. No member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting.

(f) In accordance with the provisions of the Acts, the Directors shall cause to be prepared and to be laid before the annual general meeting of the Company from time to time such profit and loss accounts, balance sheets, group accounts and reports as are required by the Acts to be prepared and laid before such meeting.

(g) A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the annual general meeting of the Company together with a copy of the Directors’ report and Auditors’ report shall be sent by post, electronic mail or any other means of electronic communication, not less than twenty-one Clear Days before the date of the annual general meeting, to every person entitled under the provisions of the Acts to receive them; provided that in the case of those documents sent by electronic mail or any other means of electronic communication, such documents shall be sent with the consent of the recipient, to the address of the recipient notified to the Company by the recipient for such purposes and the required number of copies of these documents shall be forwarded at the same time to the appropriate section of the relevant securities exchange on which the Company’s shares are listed.

(h) Auditors shall be appointed and their duties regulated in accordance with the Acts.

PART XXII — CAPITALISATION OF PROFITS OR RESERVES

117.  Capitalisation of distributable profits and reserves

(a) Without prejudice to any powers conferred on the Directors by these Articles, the Company in general meeting may resolve, upon the recommendation of the Directors, that any sum for the time being standing to the credit of any of the Company's reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account be capitalised and applied on behalf of the members who would have been entitled to receive that sum if it had been distributed by way of dividend and in the same proportions either in or towards paying up amounts for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to the sum capitalised (such shares or debentures to be allotted and distributed credited as fully paid up to and amongst such Holders in the proportions aforesaid) or partly in one way and partly in another, so, however, that the only purposes for which sums standing to the credit of the capital redemption reserve fund or the share premium account shall be applied shall be those permitted by the Acts.

(b) The Directors may from time to time at their discretion, subject to the provisions of the Acts and, in particular, to their being duly authorised pursuant to Section 20 of the 1983 Act, to allot the relevant shares, to offer to the Holders of Ordinary Shares the right to elect to receive in lieu of any dividend or proposed dividend or part thereof an allotment of additional Ordinary Shares credited as fully paid. In any such case the following provisions shall apply:

(i) The basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient in the Directors’ absolute discretion, the value (calculated by reference to the average quotation) of the additional Ordinary Shares (excluding any fractional entitlement) to be allotted in lieu of any amount of dividend shall equal such amount. For such purpose the “average quotation” of an Ordinary Share shall be the average of the five amounts resulting from determining whichever of the following ((A), (B) or (C) specified below) in respect of Ordinary Shares shall be appropriate for each of the first five business days on which Ordinary Shares are quoted “ex” the relevant dividend and as determined from the information published by the relevant securities exchange on which the Company’s shares are listed reporting the business done on each of these five business days:-

(A) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(B) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(C) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the average quotation. If the means of providing the foregoing information as to dealings and prices by reference to which the average quotation is to be determined is altered or is replaced by some other means, then the average quotation shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the relevant securities exchange on which the Company’s shares are listed or its equivalent.

(ii) The Directors shall give notice in writing (whether in electronic form or otherwise) to the Holders of Ordinary Shares of the right of election offered to them and shall send with or following such notice forms of election and specify the procedure to be followed and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective. The Directors may also issue forms under which Holders may elect in advance to receive new Ordinary Shares instead of dividends in respect of future dividends not yet declared (and, therefore, in respect of which the basis of allotment shall not yet have been determined).

(iii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on Ordinary Shares in respect of which the right of election as aforesaid has been duly exercised (the “Subject Ordinary Shares”) and in lieu thereof additional Ordinary Shares (but not any fraction of a share) shall be allotted to the Holders of the Subject Ordinary Shares on the basis of allotment determined aforesaid and for such purpose the Directors shall capitalise, out of such of the sums standing to the credit of any of the Company’s reserves (including any capital redemption reserve fund or share premium account) or to the credit of the profit and loss account as the Directors may determine, a sum equal to the aggregate nominal amount of additional Ordinary Shares to be allotted on such basis and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst the Holders of the Subject Ordinary Shares on such basis.

(c) The additional Ordinary Shares so allotted shall rank pari passu in all respects with the fully paid Ordinary Shares then in issue save only as regards participation in the relevant dividend or share election in lieu.

(d) The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation with full power to the Directors to make such provisions as they think fit where shares would otherwise have been distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of fractional entitlements accrues to the Company rather than to the Holders concerned). The Directors may authorise any person to enter on behalf of all the Holders interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(e) The Directors may on any occasion determine that rights of election shall not be offered to any Holders of Ordinary Shares who are citizens or residents of any territory where the making or publication of an offer of rights of election or any exercise of rights of election or any purported acceptance of the same would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination.

118.  Capitalisation of non-distributable profits and reserves

Without prejudice to any powers conferred on the Directors as aforesaid, the Company in general meeting may resolve, on the recommendation of the Directors, that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts or to the credit of the profit and loss account which is not available for distribution by applying such sum in paying up in full unissued shares to be allotted as fully paid bonus shares to those members of the Company (or such other person as may be nominated by those members by notice in writing to the Company) who would have been entitled to that sum if it were distributable and had been distributed by way of dividend (and in the same proportions) and the Directors shall give effect to such resolution.

119.  Implementation of capitalisation issues

Whenever such a resolution is passed in pursuance of either of the two immediately preceding Articles the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provisions as they shall think fit for the case of shares or debentures becoming distributable in fractions (and, in particular, without prejudice to the generality of the foregoing, either to disregard such fractions or to sell the shares or debentures represented by such fractions and distribute the net proceeds of such sale to and for the benefit of the Company or to and for the benefit of the members otherwise entitled to such fractions in due proportions) and to authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may become entitled on such capitalisation or, as the case may require, for the payment up by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be binding on all such members.

PART XXIII — NOTICES

120.  Notices in writing

Any notice to be given, served or delivered pursuant to these Articles shall be in writing (whether in electronic form or otherwise).

121.  Service of notices

(a) A notice or document (including a share certificate) to be given, served or delivered in pursuance of these Articles may be given to, served on or delivered to any member by the Company:-

(i) by handing same to him or his authorised agent;

(ii) by leaving the same at his registered address;

(iii) by sending the same by the post in a pre-paid cover addressed to him at his registered address; or

(iv) by sending, with the consent of the member, the same by means of electronic mail or other means of electronic communication approved by the Directors, with the consent of the member, to the address of the member notified to the Company by the member for such purpose (or if not so notified, then to the address of the member last known to the Company).

(b) Where a notice or document is given, served or delivered pursuant to sub-paragraph (a) (i) or (ii) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the time the same was handed to the member or his authorised agent, or left at his registered address (as the case may be).

(c) Where a notice or document is given, served or delivered pursuant to sub-paragraph (a) (iii) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of twenty-four hours after the cover containing it was posted. In proving service or delivery it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(d) Where a notice or document is given, served or delivered pursuant to sub-paragraph (a)(iv) of this Article, the giving, service or delivery thereof shall be deemed to have been effected at the expiration of forty-eight hours after despatch.

(e) Every legal personal representative, committee, receiver, curator bonis or other legal curator, assignee in bankruptcy, examiner or liquidator of a member shall be bound by a notice given as aforesaid if sent to the last registered address of such member, or, in the event of notice given or delivered pursuant to sub-paragraph (a)(iv), if sent to the address notified by the Company by the member for such purpose notwithstanding that the Company may have notice of the death, lunacy, bankruptcy, liquidation or disability of such member.

(f) Without prejudice to the provisions of sub-paragraphs (a) (i) and (ii) of this Article, if at any time by reason of the suspension or curtailment of postal services within the State, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice issued through any regulatory news service of any securities exchange on which the Company’s shares are listed and such notice shall be deemed to have been duly served on all members entitled thereto at noon on the day on which the said advertisement or advertisements shall appear. In any such case the Company shall put a full copy of the notice of the general meeting on its website and shall send confirmatory copies of the notice through the post to those members whose registered addresses are outside the State (if or to the extent that in the opinion of the Directors it is practical so to do) or are in areas of the State unaffected by such suspension or curtailment of postal services and if at least ninety-six hours prior to the time appointed for the holding of the meeting the posting of notices to members in the State, or any part thereof which was previously affected, has become practical in the opinion of the Directors, the Directors shall send forthwith confirmatory copies of the notice by post to such members. The accidental omission to give any such confirmatory copy of a notice of a meeting to, or the non-receipt of any such confirmatory copy by, any person entitled to receive the same shall not invalidate the proceedings at the meeting.

(g) Notwithstanding anything contained in this Article the Company shall not be obliged to take account of or make any investigations as to the existence of any suspension or curtailment of postal services within or in relation to all or any part of any jurisdiction or other area other than the State.

(h) Any requirement in these Articles for the consent of a member in regard to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, including the receipt of the Company's audited accounts and the Directors' and Auditor's reports thereon, shall be deemed to have been satisfied where the Company has written to the member informing him/her of its intention to use electronic communications for such purposes and the member has not, within 4 weeks of the issue of such notice, served an objection in writing on the Company to such proposal. Where a member has given, or is deemed to have given, his/her consent to the receipt by such member of electronic mail or other means of electronic communications approved by the Directors, he/she may revoke such consent at any time by requesting the Company to communicate with him/her in documented form PROVIDED HOWEVER that such revocation shall not take effect until five days after written notice of the revocation is received by the Company.

122.  Service on joint Holders

A notice may be given by the Company to the joint Holders of a share by giving the notice to the joint Holder whose name stands first in the Register in respect of the share and notice so given shall be sufficient notice to all the joint Holders.

123.  Service on transfer or transmission of shares

(a) Every person who becomes entitled to a share shall before his name is entered in the Register in respect of the share, be bound by any notice in respect of that share which has been duly given to a person from whom he derives his title provided that the provisions of this paragraph shall not apply to any notice served under Article 68 unless, under the provisions of Article 68(b), it is a notice which continues to have effect notwithstanding the registration of a transfer of the shares to which it relates.

(b) Without prejudice to the provisions of these Articles allowing a meeting to be convened by a notice issued through any regulatory news service of any securities exchange on which the Company’s shares are listed, a notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these Articles for the giving of notice to a member, addressed to them at the address, if any, supplied by them for that purpose. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

124.  Signature to notices

The signature (whether electronic signature, an advanced electronic signature or otherwise) to any notice to be given by the Company may be written (in electronic form or otherwise) or printed.

125.  Deemed receipt of notices

A member present, either in person or by proxy, at any meeting of the Company or the Holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

PART XXIV — WINDING UP

126.  Distribution on winding up

If the Company shall be wound up and the assets available for distribution among the members as such shall be insufficient to repay the whole of the paid up or credited as paid up share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the capital paid up or credited as paid up at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution among the members shall be more than sufficient to repay the whole of the share capital paid up or credited as paid up at the commencement of the winding up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding up paid up or credited as paid up on the said shares held by them respectively. Provided that this Article shall not affect the rights of the Holders of shares issued upon special terms and conditions.

127.  Sale by a liquidator

(a) In case of a sale by the liquidator under Section 260 of the Companies Act, 1963, the liquidator may by the contract of sale agree so as to bind all the members for the allotment to the members direct of the proceeds of sale in proportion to their respective interests in the Company and may further by the contract limit a time at the expiration of which obligations or shares not accepted or required to be sold shall be deemed to have been irrevocably refused and be at the disposal of the Company, but so that nothing herein contained shall be taken to diminish, prejudice or affect the rights of dissenting members conferred by the said Section.

(b) The power of sale of the liquidator shall include a power to sell wholly or partially for debentures, debenture stock, or other obligations of another company, either then already constituted or about to be constituted for the purpose of carrying out the sale.

128.  Distribution in specie

If the Company is wound up, the liquidator, with the sanction of a special resolution of the Company and any other sanction required by the Acts, may divide among the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and, for such purpose, may value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator, with the like sanction, may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as, with the like sanction, he determines, but so that no member shall be compelled to accept any assets upon which there is a liability.

PART XXV — MISCELLANEOUS

129.  Minutes of meetings

The Directors shall cause minutes to be made of the following matters, namely:-

(a) of all appointments of officers and committees made by the Directors and of their salary or remuneration;

(b) of the names of Directors present at every meeting of the Directors and of the names of any Directors and of all other members thereof present at every meeting of any committee appointed by the Directors; and

(c) of all resolutions and proceedings of all meetings of the Company and of the Holders of any class of shares in the Company and of the Directors and of committees appointed by the Directors.

Any such minute as aforesaid, if purporting to be signed by the chairman of the meeting at which the proceedings were had, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matter stated in such minute without any further proof.

130.  Inspection and secrecy

The Directors shall determine from time to time whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members, not being Directors, and no member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Acts or authorised by the Directors or by the Company in general meeting. No member shall be entitled to require discovery of or any information respecting any detail of the Company’s trading, or any matter which is or may be in the nature of a trade secret, mystery of trade, or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it would be inexpedient in the interests of the members of the Company to communicate to the public.

131.  Closing Register of Holders or Fixing Record Date

(a) For the purpose of determining Holders entitled to notice of or to vote at any meeting of Holders or any adjournment thereof, or Holders entitled to receive payment of any dividend, or in order to make a determination of Holders for any other proper purpose, the Board may provide, subject to the requirements of section 121 of the 1963 Act, that the Register of Holders shall be closed for transfers at such times and for such periods, not exceeding in the whole thirty (30) days in each year. If the Register of Holders shall be so closed for the purpose of determining Holders entitled to notice of or to vote at a meeting of Holders such Register of Holders shall be so closed for at least five (5) days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Holders.

(b) In lieu of, or apart from, closing the Register of Holders, the Board may fix in advance a date as the record date (a) for any such determination of Holders entitled to notice of or to vote at a meeting of the Holders, which record date shall not be more than ninety (90) days nor less than ten (10) days before the date of such meeting, and (b) for the purpose of determining the Holders entitled to receive payment of any dividend, or in order to make a determination of Holders for any other proper purpose, which record date shall not be more than ninety (90) days prior to the date of payment of such dividend or the taking of any action to which such determination of Holders is relevant. The record date shall not precede the date upon which the resolution fixing the record date is adopted by the Directors.

(c) If the Register of Holders is not so closed and no record date is fixed for the determination of Holders entitled to notice of or to vote at a meeting of Holders or Holders entitled to receive payment of a dividend, the date immediately preceding the date on which notice of the meeting is deemed given under these Articles or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Holders. When a determination of Holders entitled to vote at any meeting of Holders has been made as provided in these Articles, such determination shall apply to any adjournment thereof; provided, however, that the Directors may fix a new record date of the adjourned meeting, if they think fit.

132.  Destruction of records

The Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six years from the date of registration thereof, all notifications of change of address howsoever received at any time after the expiration of two years from the date of recording thereof and all share certificates and dividend mandates which have been cancelled or ceased to have effect at any time after the expiration of one year from the date of such cancellation or cessation. It shall be presumed conclusively in favour of the Company that every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made and every instrument duly and properly registered and every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company. Provided always that:-

(a) the provision aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

133.  Untraced shareholders

(a) The Company shall be entitled to sell at the best price reasonably obtainable any share of a Holder or any share to which a person is entitled by transmission if and provided that:-

(i) for a period of twelve years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Holder or to the person entitled by transmission to the share at his address on the Register or the other last known address given by the Holder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Holder or the person entitled by transmission (provided that during such twelve year period at least three dividends shall have become payable in respect of such share);

(ii) at the expiration of the said period of twelve years by advertisement in a national daily newspaper published in the State and in a newspaper circulating in the area in which the address referred to in sub-paragraph (a)(i) of this Article is located the Company has given notice of its intention to sell such share;

(iii) during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale the Company has not received any communication from the Holder or person entitled by transmission; and

(iv) the Company has first given notice in writing to the relevant securities exchange on which the Company’s shares are listed of its intention to sell such shares.

(b) To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of such share and such instrument of transfer shall be as effective as if it had been executed by the Holder or the person entitled by the transmission to such share. The transferee shall be entered in the Register as the Holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

(c) The Company shall account to the Holder or other person entitled to such share for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Holder or other person. Moneys carried to such separate account may be either employed in the business of the Company or invested in such investments as the Directors may think fit, from time to time.

(d) Where a share, which is to be sold as provided in this Part XXV, is held in uncertificated form, the Directors may authorise some person to do all that is necessary under the 1996 Regulations or the UK Regulations (as applicable) to change such share into certificated form prior to its sale under this Article.

134.  Indemnity

(a) Subject to the provisions of and so far as may be admitted by the Companies Acts, every Director and Secretary shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto including any liability incurred by him or her in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him or her as an officer or employee of the Company and in which judgement is given in his or her favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him or her by the Court.

(b) As far as permissible under the Companies Acts, the Company shall indemnify any current or former executive of the Company (excluding any Directors or Secretary) or any person who is serving or has served at the request of the Company as a director, executive or trustee of another company, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Company, to which he or she, or he or she was, is, or is threatened to be made a party by reason of the fact that he or she, or he or she is or was such a director, executive or trustee, provided always that the indemnity contained in this Article 134(b) shall not extend to any matter which would render it void pursuant to the Companies Acts.

(c) In the case of any threatened, pending or completed action, suit or proceeding by or in the right of the Company, the Company shall indemnify each person indicated in Article 134(b) of this Article against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defence or the settlement thereof, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for fraud or dishonesty in the performance of his or her duty to the Company unless and only to the extent that the Court or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the Court shall deem proper.

(d) As far as permissible under the Companies Acts, expenses, including attorneys’ fees, incurred in defending any action, suit or proceeding referred to in Articles 134(b) and 134(c) of this Article may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorised by the Board in the specific case upon receipt of an undertaking by or on behalf of the director, executive or trustee, or other indemnitee to repay such amount, unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company as authorised by these Articles.

(e) It being the policy of the Company that indemnification of the persons specified in this Article shall be made to the fullest extent permitted by law, the indemnification provided by this Article shall not be deemed exclusive (a) of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Memorandum, Articles, any agreement, any insurance purchased by the Company, any vote of Holders or disinterested Directors, or pursuant to the direction (however embodied) of any court of competent jurisdiction, or otherwise, both as to action in her official capacity and as to action in another capacity while holding such office, or (b) of the power of the Company to indemnify any person who is or was an employee or agent of the Company or of another company, joint venture, trust or other enterprise which he or she is serving or has served at the request of the Company, to the same extent and in the same situations and subject to the same determinations as are hereinabove set forth with respect to a director, executive or trustee. As used in this paragraph (b), references to the “Company” include all constituent companies in a consolidation or merger in which the Company or a predecessor to the Company by consolidation or merger was involved. The indemnification provided by this Article shall continue as to a person who has ceased to be a director, executive or trustee and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(f) Subject to the provisions of this Article, the Directors shall have the power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time, directors, officers, or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or any such other company, or who are or were at any time trustees of any pension fund in which employees of the Company, or any other company or such subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any such liability as referred to in Section 200 of the 1963 Act or otherwise and/or any liability incurred by such persons in respect of any act or omission when in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or offices in relation to the Company or any such other company, subsidiary undertaking or pension fund.

(g) The Company may additionally indemnify any employee or agent of the Company or any director, executive, employee or agent of any of its subsidiaries to the fullest extent permitted by law.

Annex E

PERSONAL AND CONFIDENTIAL

March 10, 2014

Board of Directors
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Fyffes plc (“Fyffes”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (“Company Shares”), of Chiquita Brands International, Inc. (the “Company”) of the Company Exchange Ratio (as defined below) pursuant to the Transaction Agreement, dated as of March 10, 2014 (the “Agreement”), by and among the Company, Fyffes, Twombly One Limited (“IrHoldco”), CBII Holding Corporation (“Delaware Sub”) and Chicago Merger Sub, Inc. (“MergerSub”). The Agreement provides that (a) pursuant to the Scheme of Arrangement (as defined in the Agreement), each share of Fyffes (“Fyffes Shares”) will be cancelled and converted into the right to receive 0.1567 of an ordinary share of IrHoldco (“IrHoldco Shares”), and (b) MergerSub will be merged with and into the Company, and each Company Share will be cancelled and converted into the right to receive one IrHoldco Share (the “Company Exchange Ratio”) and the Company will become a direct, wholly owned subsidiary of Delaware Sub and an indirect, wholly owned subsidiary of IrHoldco.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Fyffes and any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the public offering of the Company’s 7.875% Senior Secured Notes due 2021 (aggregate principal amount $425 million) in January 2013. We may also in the future provide financial advisory and/or underwriting services to the Company, Fyffes, IrHoldco and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; the Rule 2.5 Announcement (as defined in the Agreement); the Expenses Reimbursement Agreement, dated as of March 10, 2014, between the Company and Fyffes; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2013 and Annual Reports and Accounts of Fyffes for the four years ended December 31, 2012 and a draft dated as of February 21, 2014 of the Annual Report and Accounts of Fyffes for the year ended December 31, 2013; certain publicly available research analyst reports for the Company and Fyffes; certain internal financial analyses and forecasts for the Company and certain financial analyses and forecasts for Fyffes, in each case, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”); certain cost savings and operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”); and certain net operating loss utilization forecasts for the Company on a standalone basis and following consummation of the Transaction, as approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior managements of the Company and Fyffes regarding their assessment of the past and current business operations, financial condition and future prospects of Fyffes and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for Company Shares and Fyffes Shares; compared certain financial and stock market information for the Company and Fyffes with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, the Synergies and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Fyffes or IrHoldco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Fyffes or IrHoldco or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Fyffes and its affiliates) of Company Shares, as of the date hereof, of the Company Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, in connection with the Transaction, whether relative to the Company Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which IrHoldco Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company, Fyffes or IrHoldco or the ability of the Company, Fyffes or IrHoldco to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Company Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders (other than Fyffes and its affiliates) of Company Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)

Annex F

[Letterhead of Wells Fargo Securities, LLC]

March 9, 2014

Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, NC 28202
Attention: Board of Directors

Members of the Board of Directors:

We understand that Chiquita Brands International, Inc. (the “Company”) intends to enter into a Transaction Agreement (the “Agreement”) among the Company, Twombly One Limited (“IrHoldco”), CBII Holding Corporation, a wholly owned subsidiary of IrHoldco (“Delaware Sub”), Chicago Merger Sub, Inc. a wholly owned subsidiary of Delaware Sub (“MergerSub”), and Fyffes plc (“Fyffes”). You have advised us that, among other things, pursuant to the Agreement (i) IrHoldco will acquire Fyffes by means of a scheme of arrangement under Section 201 of the Companies Act of 1963, as amended (the “Combination”) pursuant to which IrHoldco will issue 0.1567 (the “Combination Exchange Ratio”) of an ordinary share of U.S.$0.01 or €0.01 each (“IrHoldco Share”) in the capital of IrHoldco in respect of each ordinary share of €0.06 each (“Fyffes Share”) in the capital of Fyffes subject to the Scheme and Fyffes will become a wholly owned subsidiary of IrHoldco, and (ii) immediately following the consummation of the Combination, MergerSub will merge (the “Merger” and, after giving effect to the Combination, the “Transaction”) with the Company, each issued and outstanding share of common stock, par value U.S.$.01 per share (“Company Common Stock”), of the Company will be converted into the right to receive one (the “Merger Exchange Ratio”) IrHoldco Share and the Company will become an indirect wholly owned subsidiary of IrHoldco.

You have requested the opinion of Wells Fargo Securities, LLC (“Wells Fargo Securities”) as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Fyffes and its affiliates) of the Merger Exchange Ratio in the Transaction pursuant to the Agreement. For purposes of our analyses and this opinion we have, with the Company’s agreement, assumed that (i) IrHoldco is a newly formed company incorporated in Ireland and that, except as would not be material to our analyses or this opinion, immediately following the consummation of the Transaction the only assets and liabilities of IrHoldco will be the consolidated assets and liabilities of the Company and Fyffes immediately prior to the consummation of the Transaction; (ii) all of the issued Fyffes Shares are subject to the Scheme and will be exchanged for IrHoldco Shares at the Combination Exchange Ratio in the Combination; (iii) and all of the issued and outstanding Company Common Stock will be converted into the right to receive IrHoldco Shares at the Merger Exchange Ratio in the Merger; and (iv) immediately following the consummation of the Transaction the issued capital of IrHoldco will solely consist of the IrHoldco Shares issued in the Combination and the Merger.

In arriving at our opinion, we have, among other things:

•	reviewed a draft, dated March 9, 2014, of the Agreement;
•	reviewed certain publicly available information relating to the Company and Fyffes;
•	reviewed certain business and financial information relating to the business, operations, financial condition and prospects of the Company furnished to or discussed with us by the management of the Company, including financial forecasts, projections and estimates relating to the future financial performance of the Company as prepared by the management of the Company (the “Company Projections”);
•	reviewed certain business and financial information relating to the business, operations and financial condition of Fyffes furnished to us by or on behalf of Fyffes;

F-1

•	reviewed certain financial forecasts, projections and estimates relating to the future financial performance of Fyffes as prepared by the management of the Company (the “Fyffes Projections”);
•	reviewed certain forecasts and estimates of the potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Transaction, as prepared by the management of the Company (the “Synergies”);
•	reviewed certain estimates prepared by the management of the Company with respect to the Company’s net operating loss tax carryforwards (the “Company NOLs”) and estimates approved for our use by the management of the Company regarding the Company’s ability to utilize such Company NOLs to achieve future tax savings on a standalone basis without giving effect to the Transaction (the “Estimated Company Standalone NOL Tax Savings”);
•	discussed the business, operations, financial condition and prospects of the Company and Fyffes and the Transaction with members of the management of the Company;
•	compared certain business, financial and other information regarding the Company and Fyffes with publicly available business, financial and other information regarding certain companies with publicly traded equity securities that we deemed relevant;
•	reviewed the current and historical market prices and trading activity of Fyffes Shares and Company Common Stock and the current and historical market prices and trading activity of certain publicly traded equity securities of other companies that we deemed relevant;
•	reviewed the publicly available financial terms of certain other business combinations and other transactions that we deemed relevant; and
•	conducted such other financial studies, analyses and investigations and considered such other information and factors as we deemed appropriate.

In connection with our review, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided or otherwise made available to us, discussed with or reviewed by us, or that was publicly available, and we have not independently verified the accuracy or completeness of any such information. With respect to the Company Projections, we have been advised by the Company and we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of the Company. With respect to the Fyffes Projections, we have been advised by the Company and we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company as to the future financial performance of Fyffes. With respect to the estimated Synergies, we have advised by the Company and we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company with respect to the potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Transaction and have assumed that the Synergies will be realized in the amounts and the time periods indicated thereby. With respect to the Company NOLs and the Estimated Company Standalone NOL Tax Savings, we have been advised by the Company and at its direction we have assumed that they have been reasonably prepared and reflect the best currently available estimates, judgments and assumptions of the management of the Company with respect to the Company NOLs and the Estimated Company Standalone NOL Tax Savings and have assumed that the Company Standalone NOL Tax Savings will be realized in the amounts and the time periods indicated thereby. Management of the Company has advised us that the Company Projections, the Fyffes Projections, the Synergies, the Company NOLs and the Estimated Company Standalone NOL Tax Savings are a reasonable basis on which to evaluate the Company, Fyffes and the Transaction and has authorized us to use and rely upon such forecasts, projections and estimates for purposes of our analyses and opinion. We assume no responsibility for, and express no view or opinion as to, any such forecasts, projections or estimates or the judgments or assumptions upon which they are based. We also have assumed that there have been no material changes in the business, operations, financial condition and prospects of the Company or Fyffes since the respective dates of the most recent financial statements and other information provided to us. In arriving at our opinion, we have not conducted any physical inspection of any of the properties or assets, or, other than the Synergies, the Company NOLs

F-2

and the Estimated Company Standalone NOL Tax Savings, been provided with any evaluations or appraisals of any of the assets or liabilities (contingent or otherwise), of the Company or Fyffes nor have we made any determination as to the solvency of any party to the Combination or Merger or any other person or the fair value of any of their assets under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

In rendering our opinion, we have with your consent assumed that the final form of the Agreement, when signed by the parties thereto, will not differ from the draft reviewed by us, that the Transaction will be consummated in accordance with the Agreement and in compliance with all applicable laws, without waiver, modification or amendment of any terms or conditions, and that, in the course of obtaining any necessary legal, regulatory or third party consents or approvals for the Transaction, no delays, limitations, restrictions or conditions will be imposed that would be material to our analyses or this opinion. Furthermore, we have been advised and have assumed that the Combination will qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes. We have not investigated or otherwise evaluated, and our opinion does not address, the potential effects of the Transaction or any related actions or transactions, including the incorporation of IrHoldco in Ireland, on the credit ratings of the Company, Fyffes or IrHoldco, the Estimated Company Standalone NOL Tax Savings, the foreign, federal, state or other taxes or tax rates payable by the Company, Fyffes or IrHoldco or any regulatory or other fees and expenses payable by the Company, Fyffes or IrHoldco and, with the consent of management of the Company, have assumed that, except as would not be material to our analyses or this opinion, such credit ratings, the Estimated Company Standalone NOL Tax Savings, such taxes and tax rates and such regulatory and other fees and expenses will not be adversely affected by or after giving effect to the Transaction or any related actions or transactions. Our opinion is necessarily based on economic, market, financial and other conditions existing, and information made available to us, as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

Our opinion only addresses the fairness, from a financial point of view, to the holders of Company Common Stock (other than Fyffes and its affiliates) of the Merger Exchange Ratio in the Transaction pursuant to the Agreement and does not address any other terms, aspects or implications of the Transaction or any agreements, arrangements or understandings entered into in connection therewith or otherwise. In addition, other than assuming that the Combination will be consummated immediately prior to the Merger, our opinion does not address or otherwise take into account any terms, aspects or implications of the Combination or the structure of the Transaction or any fees or expenses incurred as a result thereof. Furthermore, our opinion does not address (i) other than to the extent the Combination is assumed to occur prior to the Merger, the fairness of the Combination Exchange Ratio to any participant in the Transaction or any of their respective security holders, (ii) the fairness of the Combination Exchange Ratio relative to the Merger Exchange Ratio or (iii) the fairness (financial or otherwise) of the amount or nature of, or any other aspect relating to, any compensation to be received by any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Combination Exchange Ratio, the Merger Exchange Ratio or otherwise. We are not providing any advice or opinion as to matters that require legal, regulatory, accounting, insurance, tax, employment compensation, environmental or other similar professional advice. It is assumed that such advice or opinions have been or will be obtained from the appropriate professional sources. Furthermore, we have, with the Company’s agreement, relied upon the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance, tax, employment compensation, environmental and other similar professional matters with respect to the Company, Fyffes and the Transaction. We were not requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, Fyffes or any other person or with respect to the Transaction or any alternatives to the Transaction. Our opinion does not address the merits of the underlying decision by the Board of Directors of the Company or the Company to enter into the Agreement or the relative merits of the Transaction as compared with alternative business strategies or transactions that may be available to the Company. Our opinion does not constitute a recommendation as to or otherwise address how the members of Board of Directors of the Company, the holders of Company Common Stock or any other person should vote or act in respect to any matter relating to the Transaction or otherwise. We do not express any opinion as to what the value of IrHoldco Shares actually will be when issued pursuant to the Combination or the Merger or the price or range of prices at which

F-3

Company Common Stock, Fyffes Shares or IrHoldco Shares may be purchased or sold at any time. We have assumed that the IrHoldco Shares to be issued in the Merger to the holders of Company Common Stock will be listed on the New York Stock Exchange.

The issuance of this opinion was approved by an authorized committee of Wells Fargo Securities. Wells Fargo Securities is the trade name for certain capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC. Wells Fargo Securities became entitled to a fee upon the rendering of this opinion. In addition, the Company has agreed to reimburse certain expenses incurred by Wells Fargo Securities in connection with its engagement, and has agreed to indemnify Wells Fargo Securities and certain related parties against certain liabilities that may arise out of our engagement.

Wells Fargo Securities and our affiliates provide a full range of investment banking and financial advisory services, securities trading and brokerage services and lending services. In the ordinary course of business, Wells Fargo Securities and our affiliates may hold long or short positions, and may trade or otherwise effect transactions, for our and their own accounts and for the accounts of customers, in the equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Fyffes and their affiliates, as well as provide investment banking and other financial services to such companies and entities. Wells Fargo Securities and our affiliates, including Wells Fargo Bank, N.A., have in the past provided and may currently be providing investment banking and other financial services to the Company, Fyffes and certain of their respective affiliates for which we and our affiliates have received and would expect to receive compensation including, during the past two years, having acted as joint bookrunning lead managing underwriter of an offering of senior secured notes by the Company in February 2013 and as lead arranger and administrative agent on an asset-based credit facility for the Company in February 2013. Wells Fargo Securities and our affiliates may in the future provide investment banking and other financial services to the Company, Fyffes, IrHoldco and certain of their respective affiliates for which we and our affiliates would expect to receive compensation. Wells Fargo Securities and our affiliates have adopted policies and procedures designed to preserve the independence of our research and credit analysts whose views may differ from those of the members of the team of investment banking professionals involved in preparing this opinion.

It is understood that this opinion is for the information of the Board of Directors of the Company (in its capacity as such) in connection with its evaluation of the Transaction. Under the terms of our engagement by the Company, neither this opinion nor any other advice or services rendered by us in connection with the proposed transaction or otherwise, should be construed as creating, and Wells Fargo Securities shall not be deemed to have, any fiduciary duty to the Board of Directors of the Company, the Company, Fyffes, IrHoldco, any security holder or creditor of the Company, Fyffes or IrHoldco or any other person, regardless of any prior or ongoing advice or relationships.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, it is our opinion that, as of the date hereof, the Merger Exchange Ratio in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Fyffes and its affiliates).

Very truly yours,

/s/ WELLS FARGO SECURITIES, LLC

F-4

Annex G

List of Relevant Territories for DWT Purposes

Albania	Macedonia
Armenia	Malaysia
Australia	Malta
Austria	Mexico
Bahrain	Moldova
Belarus	Montenegro
Belgium	Morocco
Bosnia & Herzegovina	Netherlands
Bulgaria	New Zealand
Canada	Norway
Chile	Pakistan
China	Panama
Croatia	Poland
Cyprus	Portugal
Czech Republic	Qatar
Denmark	Romania
Egypt	Russia
Estonia	Saudi Arabia
Finland	Serbia
France	Singapore
Georgia	Slovak Republic
Germany	Slovenia
Greece	South Africa
Hong Kong	Spain
Hungary	Sweden
Iceland	Switzerland
India	Thailand
Israel	Turkey
Italy	Ukraine
Japan	United Arab Emirates
Korea	United Kingdom
Kuwait	USA
Latvia	Uzbekistan
Lithuania	Vietnam
Luxembourg	Zambia

G-1

Annex H

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

SHARE AND INCENTIVE PLAN

(adopted [•], 2014)

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

SHARE AND INCENTIVE PLAN

i

SUPPLEMENT A TO PLAN

ii

SECTION A-5. COMMITTEE	H-19
SECTION A-6. AMENDMENT AND TERMINATION	H-19
SECTION A-7. DEFINED TERMS	H-20

SUPPLEMENT B TO PLAN

iii

CHIQUITAFYFFES SHARE AND INCENTIVE PLAN

SECTION I.

PURPOSE

1.1  Purpose.  The purpose of the ChiquitaFyffes Share and Incentive Plan (the “Plan”) is to promote the long-term growth and financial success of ChiquitaFyffes public limited company (the “Company”) and its subsidiaries by enabling the Company to compete successfully in attracting and retaining employees and directors (and consultants and advisors) of outstanding ability, stimulating the efforts of such persons to achieve the Company’s long-range performance goals and objectives, and encouraging the identification of their interests with those of the Company’s shareholders.

1.2  Relationship to Prior Plan.  From the Effective Date, all outstanding stock awards (the “Prior Awards”) granted under the Chiquita Stock and Incentive Plan (as adopted by Chiquita Brands International, Inc. on March 19, 2002 and amended through March 31, 2010) (the “Prior Plan”) shall be deemed to have been assumed by the Company pursuant to a Deed of Assumption dated [•  ] 2014 on the basis that Prior Awards are converted into Awards under this Plan on the basis that: (i) each such Award under this Plan shall be in respect of such number of Ordinary Shares as is equal to the number of Chiquita Common Shares which have yet to be delivered under such outstanding stock award; (ii) the Award under this Plan takes effect subject to the terms and conditions of this Plan; and (iii) the Prior Awards cease to have any entitlement to the delivery of stock in Chiquita Brands International, Inc. In light of the foregoing, upon the vesting or exercise of any such Award (as the case may be), while no holder of a Prior Award shall hereafter be entitled to receive Chiquita Common Shares, for purposes of the Plan, it shall, as appropriate, be treated as if the appropriate number of Chiquita Common Shares were issued and such shares were automatically converted into the appropriate number of Ordinary Shares.

SECTION II.

DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1  “Advisor”  means a person who provides bona fide advisory or consulting services to the Company or a subsidiary and whose Shares subject to an Award are eligible for registration on Form S-8 under the Securities Act of 1933;

2.2  “Award”  means any form of Stock Option, Restricted Stock Award, Restricted Stock Unit Award, Unrestricted Stock Award, Performance Award, or Stock Appreciation Right granted under this Plan.

2.3  “Award Agreement”  means a written agreement setting forth the terms of an Award.

2.4  “Award Date” or “Grant Date”  means the date designated by the Committee as the date upon which an Award is granted.

2.5  “Award Period”  or “Term” means the period beginning on an Award Date and ending on the expiration date of such Award.

2.6  “Board”  means the Board of Directors of the Company.

2.7  “Cause”  means, unless otherwise defined in an Award Agreement or a severance agreement in effect between a Participant and the Company or a Subsidiary (in which case such definition shall govern), a Participant’s engaging in any of the following acts:

(i)  any type of disloyalty to the Company or a Subsidiary, including, without limitation, fraud, embezzlement, theft, or dishonesty in the course of a Participant’s employment or business relationship with the Company or Subsidiary; or

(ii)  conviction of a felony or other crime involving a breach of trust or fiduciary duty owed to the Company or a Subsidiary; or

(iii)  unauthorized disclosure of trade secrets or confidential information of the Company or a Subsidiary; or

(iv)  a material breach of any agreement with the Company or a Subsidiary in respect of confidentiality, non-disclosure, non-competition or otherwise; or

(v)  any serious violation of a policy of the Company or a Subsidiary that is materially damaging to the interests of the Company or Subsidiary.

2.8  “Change in Control” means the occurrence after the Effective Date of any of the following events:

(i)  any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than an Exempt Entity, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 30% or more of the total voting power of all of the Company’s voting securities then outstanding (“Voting Shares”);

(ii)  on any date, the individuals who constituted the Company’s Board at the beginning of the two-year period immediately preceding such date (together with any new directors whose election by the Company’s Board, or whose nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

(iii)  immediately after a merger or consolidation of the Company or any Subsidiary of the Company with or into, or the sale or other disposition of all or substantially all of the Company’s assets to, any other corporation (where pursuant to the terms of such transaction outstanding Awards are assumed by the surviving, resulting or acquiring corporation or new Awards are substituted therefor), the Voting Shares of the Company outstanding immediately prior to such transaction do not represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity or any parent thereof) more than 50% of the total voting power of the voting securities of the Company or surviving or acquiring entity or any parent thereof outstanding immediately after such merger or consolidation.

For the avoidance of doubt, any one or more of the above events may be effected pursuant to (i) a compromise or arrangement sanctioned by the Irish courts under section 201 of the Companies Act 1963 (as may be amended, updated or replaced from time to time) (the “1963 Act”), or (ii) a scheme, contract or offer which has become binding on all shareholders pursuant to section 204 of the 1963 Act, (iii) a bid pursuant to Regulation 23 or 24 of the European Communities (Takeover Bids (Directive 2004/25/EC)) Regulations 2006, or (iv) a cross border merger pursuant to the European Communities (Cross-Border Mergers) Regulations 2008.

2.9  “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder. References to any particular section of the Code include references to any successor amendments or replacements of such section.

2.10  “Committee” means the committee appointed by the Board and consisting of two or more Directors of the Company, each of whom shall be a “non-employee director” as defined in Rule 16b-3 and an “outside director” as defined in the regulations under Section 162(m) of the Code.

2.11  “Company” means ChiquitaFyffes public limited company.

2.12  “Designated Payment Date” has the meaning set forth in Section 8.2(a).

2.13  “Director” means any person serving on the Board or the board of directors of any of its Subsidiaries who is not an Officer (or officer) or Employee of the Company or any Subsidiary.

2.14  “Disability” means (i) a “permanent and total disability” within the meaning of Section 22(e)(3) of the Code as determined by the Committee in good faith upon receipt of medical advice from one or more individuals, selected by the Committee, who are qualified to give professional medical advice, or (ii) in the case of an Employee, a disability that qualifies as a long-term disability under the Company’s or a Subsidiary’s Long Term Disability insurance, or (iii) any other definition of disability set forth in an Award Agreement.

2.15  “Effective Date” means the date upon which the Completion occurs, as such term is defined in the Transaction Agreement, dated as of March 10, 2014, by and among Chiquita Brands International, Inc., Fyffes, the Company, CBII Holding Corporation and Chicago Merger Sub, Inc.

2.16  “Eligible Person” means any person who is an Employee, Director or Advisor.

2.17  “Employee” means (i) any officer or employee of the Company or a Subsidiary (including those employees on military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary) or (ii) any person who has received and accepted an offer of employment from the Company or a Subsidiary.

2.18  “Exchange Act” means the Securities Exchange Act of 1934.

2.19  “Exempt Entity” means (i) an underwriter temporarily holding securities pursuant to an offering of such securities and (ii) the Company, any of its Subsidiaries or any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries.

2.20  “Fair Market Value” means, as of any date, the closing price of an Ordinary Share on a specified date as reported on the New York Stock Exchange Composite Tape (or such other consolidated transaction reporting system on which the Ordinary Shares are primarily traded) or, if the Ordinary Shares were not traded on such day, then the next preceding day on which the Ordinary Shares were traded, all as reported by such source as the Committee may select. If the Ordinary Shares are not traded on a national securities exchange or other market system, Fair Market Value shall be determined by the Committee in accordance with Section 409A of the Code.

2.21  “Immediate Family” means any child, stepchild, grandchild, spouse, son-in-law or daughter-in-law and shall include adoptive relationships; provided, however, that if the Committee adopts a different definition of “immediate family” (or similar term) in connection with the transferability of Stock Options and SARs awarded under this Plan, such definition shall apply, without further action of the Board.

2.22  “Incentive Stock Option” means any Stock Option awarded under Section VII of this Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.23  “Non-Qualified Stock Option” means any Stock Option awarded under Section VII of this Plan that is not an Incentive Stock Option.

2.24  “Officer” means a person who has been determined to be an officer of the Company under Rule 16a-1(f) in a resolution adopted by the Board.

2.25  “Option Price” or “Exercise Price” means the price per share at which Ordinary Shares may be purchased upon the exercise of an Option or an Award.

2.26  “Ordinary Shares” means the ordinary shares in the capital of the Company with a nominal value of US$0.01 per share.

2.27  “Participant” means an Eligible Person to whom an Award has been made pursuant to this Plan.

2.28  “Performance Award” means an Award granted pursuant to Section IX.

2.29  “Performance-Based Compensation” means compensation intended to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Code and the Treasury Regulations thereunder.

2.30  “Performance Measures” means any one or more of the following, as selected by the Committee and applied to the Company as a whole or individual units thereof, and measured either absolutely or relative to a designated group of comparable companies: (1) earnings before interest, taxes, depreciation, and amortization (EBITDA); (2) earnings before interest and taxes (EBIT); (3) appreciation in the Fair Market

Value, book value or other measure of value of the Ordinary Shares; (4) cash flow; (5) earnings (including, without limitation, earnings per share); (6) return on equity; (7) return on investment; (8) total shareholder return; (9) return on capital; (10) return on assets or net assets; (11) revenue; (12) income (including, without limitation, net income); (13) operating income (including, without limitation, net operating income); (14) operating profit (including, without limitation, net operating profit); (15) operating margin; (16) return on operating revenue; (17) market share; (18) debt to equity ratio/debt levels; (19) price earnings ratio; (20) expense ratios/operating expense; (21) total expenditures; (22) supply costs/cost reduction targets; (23) cumulative shareholder value added (SVA); (24) economic profit/economic value added (EVA)/cost of capital; (25) working capital/capital expended; (26) turnover of assets, capital, or inventory; (27) customer satisfaction/service; (28) safety; (29) liquidity; (30) inventory control/efficiency; (31) employee retention/attrition rates; (32) legal and ethical compliance; (33) improvement of financial ratings; and (34) satisfactory internal or external audits.

2.31  “Personal Data” has the same meaning as defined in the Data Protection Acts 1988 and 2003;

2.32  “Reference Price” with respect to a SAR means a dollar amount determined by the Committee at the time of Grant.

2.33  “Replacement Option” means a Non-Qualified Stock Option granted pursuant to Section 7.4 upon the exercise of a Stock Option granted pursuant to the Plan where the Option Price is paid with previously owned Ordinary Shares.

2.34  “Restricted Shares” or “Restricted Stock” means those Ordinary Shares issued pursuant to a Restricted Stock Award which are subject to the restrictions set forth in the related Award Agreement.

2.35  “Restricted Stock Award” means an award of a fixed number of Restricted Shares which is subject to forfeiture conditions, transfer restrictions and other conditions set forth in the related Award Agreement.

2.36  “Restricted Stock Unit” means a notional unit representing the right to receive one Ordinary Share which is the subject to forfeiture provisions and other conditions set forth in the related Award Agreement.

2.37  “Restricted Stock Unit Award” means an award of a fixed number of Restricted Stock Units which is subject to forfeiture provisions and other conditions set forth in the related Award Agreement.

2.38  “Retirement” means, an Employee’s or Director’s Separation from Service (in each case other than by reason of death or Disability or for Cause) (i) in the case of a Participant employed or retained in the United States, on or after (1) attainment of age 65 or (2) attainment of age 55 with 10 years of employment with, or service on the Board of, the Company or a Subsidiary and (ii) in the case of a Participant employed or retained outside the United States, on expiration of notice of such Separation from Service given by or to the Participant where such notice was given by or to the Participant prior to the Award Date of such Award provided, however, that a Participant’s employer shall be deemed to have given notice of such Separation of Service prior to the Award Date if the reason for such Separation from Service is because the Participant is bound to retire pursuant to his or her contract of employment or because the Participant has reached normal retirement age under his employer’s pension scheme (in which case the notice shall be deemed to expire on the date of retirement) and provided further that if a Participant’s contract of employment does not specify his contractual retirement date, the Committee shall determine that date for the purposes of the Plan, in each case unless otherwise determined by the Committee.

2.39  “Rule 16b-3” and “Rule 16a-1(f)” mean Rules 16b-3 and 16a-1(f) under the Exchange Act or any corresponding successor rules or regulations.

2.40  “Separation from Service” or “Separates from Service” has the meaning ascribed to such term in Section 409A of the Code.

2.41  “Short-term Deferral Deadline” means the last day on which a payment or the delivery of Ordinary Shares would qualify as a short-term deferral under Treasury Regulation §1.409A-1(b)(4). A payment or delivery of Ordinary Shares that occurs no later of the 15th day of the third month following the Participant’s first taxable year in which an Award is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) or the 15th day of the third month following the end of the

Company’s first taxable year in which an Award is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) generally qualifies as a short-term deferral.

2.42  “Specified Employee Delayed Payment Date” has the meaning set forth in Section 8.2(a).

2.43  “Stock Appreciation Right” or “SAR” means the right to receive, for each unit of the SAR, an amount of cash, a number of Ordinary Shares or a combination thereof equal in value to, the excess of the Fair Market Value of one Ordinary Share on the date of exercise of the SAR over the Reference Price of the SAR.

2.44  “Stock Option” or “Option” means the right to purchase Ordinary Shares (including a Replacement Option) granted pursuant to Section VII of this Plan.

2.45  “Subsidiary” means, with respect to grants of Awards (other than Incentive Stock Options), any entity directly or indirectly controlled by the Company or any entity, including an acquired entity, in which the Company has a controlling interest (as defined in Treasury Regulation §1.409A-1(b)(5)(iii)), as determined by the Committee, in its sole discretion, provided such entity is considered a service recipient (within the meaning of Section 409A) that may be aggregated with the Company.

With respect to grants of Incentive Stock Options, the term “Subsidiary” means any corporation and any other entity considered a subsidiary as defined in Section 424(f) of the Code.

2.46  “Transfer” means alienation, attachment, sale, assignment, pledge, encumbrance, charge or other disposition; and the terms “Transferred” or “Transferable” have corresponding meanings.

2.47  “Unrestricted Stock Award” means an Award granted pursuant to Section 8.3.

2.48  “Vest” means, in the case of any Award, to become exercisable or become free of restrictions solely as a result of either (i) the passage of required time periods specified under the terms of the Award (“Passage of Time Criteria”) or (ii) the inapplicability of Passage of Time Criteria due to a Change of Control or a Separation from Service pursuant to the provisions of Section XI. For purposes of this Plan, “Vest” does not refer to an Award becoming exercisable or free of restrictions due to the attainment of performance criteria or any other criteria not solely related to the passage of time (“Other Criteria”). An Award whose terms specify Other Criteria that have not been fully satisfied at the time of a Change of Control or Separation from Service will not Vest (unless otherwise determined by the Committee or specifically provided by such terms) solely as a result of a Change of Control (even if the terms of such Award contain Passage of Time Criteria in addition to, in combination with, or as an alternative to such Other Criteria), unless such Vesting is provided for in a separate agreement between the holder of the Award and the Company; provided, however, that such Awards shall be eligible for vesting pursuant to Sections 5.2 or 5.3 hereof.

SECTION III.

ADMINISTRATION

3.1  The Committee.  This Plan shall be administered and interpreted by the Committee. Except as provided in Section 3.4, any function of the Committee also may be performed by the Board. Actions of the Committee may be taken by a majority of its members at a meeting or by the unanimous written consent of all of its members without a meeting.

3.2  Powers of the Committee.  The Committee shall have the power and authority to operate, manage and administer the Plan on behalf of the Company, which includes, but is not limited to, the power and authority:

(i) to grant to Eligible Persons one or more Awards consisting of any or a combination of Stock Options, Restricted Stock, Restricted Stock Units, Unrestricted Stock, Performance Awards, and Stock Appreciation Rights;

(ii) to select the Eligible Persons to whom Awards may be granted;

(iii) to determine the types and combinations of Awards to be granted to Eligible Persons;

(iv) to determine the number of Ordinary Shares or units which may be subject to each Award;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award (including, but not limited to, the term, price, exercisability, method of exercise and payment, any restriction or limitation on transfer, any applicable performance measures or contingencies, any vesting schedule or acceleration, or any forfeiture provisions or waiver, regarding any Award) and the related Ordinary Shares, based on such factors as the Committee shall determine; and

(vi) to modify or waive any restrictions, contingencies or limitations contained in, and grant extensions to the terms or exercise periods of, or accelerate the vesting of, any outstanding Awards, as long as such modifications, waivers, extensions or accelerations would not either cause the Award to be treated as the granting of a new Award or an extension of the Award under Code Section 409A that is not exempt from, or compliant with, the requirements of Section 409A or be inconsistent with the terms of the Plan, but no such changes shall impair the rights of any Participant without his or her consent unless required by law or integrally related to a requirement of law.

3.3  Guidelines.  The Committee will have the authority and discretion to interpret the Plan and any Awards granted under the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any related Award Agreement in the manner and to the extent it deems necessary to carry the Plan into effect.

3.4  Delegation of Authority.  The Committee may delegate to one or more of the Company’s Officers or (in the case of ministerial duties only) other employees all or any portion of the Committee’s authority, powers, responsibilities and administrative duties under the Plan, with such conditions and limitations as the Committee shall prescribe in writing; provided, however, that only the Committee is authorized to grant Awards to, or make any decisions with respect to Awards granted to, Officers. A record of all actions taken by any Officer to whom the Committee has delegated a portion of its powers or responsibilities shall be filed with the minutes of the meetings of the Committee and shall be made available for review by the Committee upon request.

3.5  Decisions Final.  Any action, decision, interpretation or determination by or at the direction of the Committee (or of any person acting under a delegation pursuant to Section 3.4) concerning the application or administration of the Plan or any Award(s) shall be final and binding upon all persons and need not be uniform with respect to its determination of recipients, amount, timing, form, terms or provisions of Awards.

3.6  Award Agreements.  Each Award under the Plan shall be evidenced by an Award Agreement substantially in the form approved by the Committee from time to time.

SECTION IV.

ORDINARY SHARES SUBJECT TO PLAN

4.1  Ordinary Shares Available for Issuance of Awards.  Subject to adjustment as provided in Section 4.4, the aggregate number of Ordinary Shares which may be issued under this Plan shall not exceed 13,025,926 Ordinary Shares. As determined from time to time by the Committee, the Ordinary Shares available under this Plan for grants of Awards may consist either in whole or in part of authorized but unissued Ordinary Shares or Ordinary Shares which have been reacquired by the Company following original issuance. The aggregate number of Stock Appreciation Right units granted under this Plan shall not exceed 500,000, and the maximum number of Ordinary Shares that may be issued upon the exercise of Incentive Stock Options shall be 13,025,926. Ordinary Shares issuable pursuant to Options which were originally issued as options to acquire ordinary shares of Fyffes plc shall not be counted against the plan limit on Ordinary Shares set forth in this Section 4.1.

4.2  Maximum Awards Per Participant.  The number of Ordinary Shares covered by Options, together with the number of SAR units, granted to any one individual shall not exceed 2,000,000 during any one calendar-year period.

No more than 500,000 Ordinary Shares may be issued in payment of Performance Awards denominated in Ordinary Shares, and no more than $5,000,000 in cash (or Fair Market Value if paid in Ordinary Shares) may be paid pursuant to Performance Awards denominated in dollars, granted in each case to any one individual during any one calendar-year period that are intended to be Performance-Based Compensation. If delivery of Ordinary Shares earned under a Performance Award is delayed, any additional Ordinary Shares attributable to dividends paid during such period of delayed delivery shall be disregarded for purposes of this paragraph.

4.3  Re-Use of Ordinary Shares.  If any Award granted under this Plan shall expire, terminate or be forfeited or cancelled for any reason before it has vested or been exercised in full, the number of unissued Ordinary Shares subject to such Award shall again be available for future grants. The Committee may make such other determinations regarding the counting of Ordinary Shares issued pursuant to this Plan as it deems necessary or advisable, provided that such determinations shall be permitted by law. Notwithstanding the foregoing, Ordinary Shares that are tendered to or withheld by the Company as full or partial payment in connection with any Award under the Plan, as well as any Ordinary Shares tendered to or withheld by the Company to satisfy the tax withholding obligations related to any Award, shall not be available for subsequent Awards under the Plan. In addition, a SAR settled in Ordinary Shares shall be considered settled in full against the number of Ordinary Shares available for award.

4.4  Adjustment Provisions.

(a)  Adjustment for Change in Capitalization.  If the Company shall at any time change the number of issued Ordinary Shares without new consideration to the Company (such as by share dividend, share split, recapitalization, reorganization, exchange of shares, liquidation, combination or other change in corporate structure affecting the Ordinary Shares) or make a distribution to shareholders of cash or property which, has an impact on the value of outstanding Ordinary Shares, then the numbers of Ordinary Shares and SAR units specified in Sections 4.1 and 4.2, the specified or fixed numbers of Ordinary Shares, Restricted Stock Units or SAR units covered by each outstanding Award, and, if applicable, the Option Price, Reference Price, price of Ordinary Shares covered by a Restricted Stock Award or Restricted Stock Unit Award, or performance goals for each outstanding Award shall be proportionately adjusted; provided that (i) any adjustments made in the number of Ordinary Shares with respect to which Incentive Stock Options may be or have been granted shall be made in accordance with Code Section 424, (ii) the numbers of Ordinary Shares, Restricted Stock Units or SAR units covered by each outstanding Award shall be made in accordance with Section 409A of the Code, and (iii) fractions of an Ordinary Share will not be issued but either will be replaced by a cash payment equal to Fair Market Value of such fraction of an Ordinary Share or will be rounded down to the nearest whole Share, as determined by the Committee.

(b)  Other Equitable Adjustments.  Notwithstanding any other provision of the Plan, and without affecting the number of Ordinary Shares or SAR units reserved or available hereunder, the Committee may authorize the issuance, continuation or assumption of Awards or provide for equitable adjustments or changes in the terms of Awards, in connection with any merger, consolidation, sale of assets, acquisition of property or stock, recapitalization, reorganization or similar occurrence in which the Company is the continuing or surviving corporation, upon such terms and conditions as it may deem equitable and appropriate; provided, that the numbers and types of Ordinary Shares or SAR units covered by each outstanding Award shall be made in accordance with Section 409A of the Code.

SECTION V.

CHANGE IN CONTROL; MERGER, CONSOLIDATION, ETC.

5.1  Effect of Change in Control On Outstanding Awards.  Except as otherwise provided in Section 2.48 (but subject to the provisions of Award Agreement or a separate agreement between the holder of the Award and the Company or a Subsidiary), in the event of, and upon a Change in Control, all Awards issued under the Plan prior to July 8, 2008 and outstanding on the date of such Change in Control shall become fully (100%) Vested. With respect to Awards issued under the Plan on or after July 8, 2008, all such Awards shall only be subject to accelerated Vesting in accordance with Section 5.2 or 5.3, unless otherwise determined by the Committee or unless earlier vesting is provided for in an Award Agreement or other agreement between the Participant and the Company or a Subsidiary (in which case such other agreement shall govern).

5.2  Separation from Service After Change in Control.  In the event that an Employee has a Separation from Service as a result of the Company or a Subsidiary terminating such Employee’s service for any reason other than for Cause within one (1) year after a Change in Control, (A) all Awards held by such Participant shall fully Vest immediately prior to such Separation from Service and (B) all of the outstanding Vested Stock Options and SARs held by such Employee on the date of Separation from Service shall be exercisable for a period ending on the earlier to occur of the first anniversary of the date of Separation from Service or the respective Expiration Dates of such Stock Options and SARs.

5.3  Merger, Consolidation, Etc.  In the event that the Company shall, pursuant to action by its Board of Directors, propose to (i) merge into, consolidate with, be acquired by, sell or otherwise dispose of all or substantially all of its assets to, another corporation or other entity and provision is not made pursuant to the terms of such transaction for the assumption by the surviving, resulting or acquiring corporation of outstanding Awards under the Plan, or the substitution of new Awards therefor, or (ii) dissolve or liquidate, then (A) the Committee shall cause written notice of such proposed transaction to be given to each Participant not less than 30 days prior to the anticipated date on which such proposed transaction is to be consummated, and (B) all outstanding Awards that are not so assumed or substituted for shall become fully (100%) Vested immediately prior, but subject, to actual consummation of the transaction. Prior to a date specified in the notice, which shall not be more than 3 days prior to the consummation of such transaction, each Participant shall have the right to exercise all Stock Options and SARs held by such Participant that are not so assumed or substituted for on the following basis: (x) such exercise shall be conditioned on consummation of such transaction, (y) such exercise shall be effective immediately prior to the consummation of such transaction, and (z) the Option Price for any such Stock Options shall not be required to be paid until 7 days after written notice by the Company to the Participant that such transaction has been consummated. If such transaction is consummated, each Stock Option and SAR, to the extent not previously exercised prior to the date specified in the foregoing notice of proposed transaction, shall terminate upon the consummation of such transaction. If such transaction is abandoned, (a) any and all conditional exercises of Stock Options and SARs in accordance with this Section 5.3 shall be deemed annulled and of no force or effect and (b) to the extent that any Award shall have Vested solely by operation of this Section 5.3, such Vesting shall be deemed annulled and of no force or effect and the Vesting provisions of such Award shall be reinstated.

5.4  Applicability of Section V.  The provisions of Section V shall apply to all Awards granted under the Plan, unless and to the extent that the Committee expressly provides otherwise in the terms of an Award at the time it is granted.

SECTION VI.

EFFECTIVE DATE AND DURATION OF PLAN

6.1  Effective Date.  This Plan shall be effective as of the Effective Date.

6.2  Duration of Plan.  The Plan shall continue in effect indefinitely until terminated by the Board pursuant to Section XII. Notwithstanding the continued effectiveness of this Plan, no Incentive Stock Option shall be granted under this Plan on or after the tenth anniversary of the Effective Date.

SECTION VII.

STOCK OPTIONS

7.1  Grants.  Stock Options may be granted alone or in addition to other Awards granted under this Plan. Each Option granted shall be designated as either a Non-Qualified Stock Option or an Incentive Stock Option. One or more Stock Options may be granted to any Eligible Person except that only Non-Qualified Stock Options may be granted to any Director (who is not an Employee) or Advisor.

7.2  Terms of Options.  Except as otherwise required by Sections 7.3 and 7.4, Options granted under this Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem desirable:

(a)  Option Price.  The Option Price per Ordinary Share purchasable under a Stock Option shall be determined by the Committee at the time of grant, except that in no event shall the Option Price be less than the higher of 100% of Fair Market Value on the Grant Date and the nominal value of an Ordinary Share.

(b)  Option Term.  The Term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten (10) years after its Award Date.

(c)  Exercisability.  A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be specified in the Award Agreement; provided, however, that an Option may not be exercised as to less than one hundred (100) Ordinary Shares at any time unless the number of Ordinary Shares for which the Option is exercised is the total number available for exercise at that time under the terms of the Option.

(d)  Method of Exercise.  A Stock Option may be exercised in whole or in part at any time during its Term by giving written notice of exercise to the Company specifying the number of Ordinary Shares to be purchased. Such notice shall be accompanied by payment in full of the Option Price in cash unless some other form of consideration is approved by the Committee at or after the grant. Subject to compliance with applicable Irish laws, payment in full or in part also may be made, with the agreement of the Company, in the form of Ordinary Shares owned by the Participant for at least six (6) months prior to exercise, which Ordinary Shares shall be valued at the Fair Market Value of the Ordinary Shares on the date of exercise.

(e)  Cashless Exercise.  A Participant may elect to pay the Exercise Price upon the exercise of an Option by authorizing a broker to sell all or a portion of the Ordinary Shares acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise. The Committee may approve such other methods of payment of an Option’s Exercise Price as it deems appropriate.

(f)  Non-Transferability of Options.  Stock Options shall be Transferable only to the extent provided in Section 13.3 of this Plan.

(g)  Termination.  Stock Options shall terminate in accordance with Section XI of this Plan.

(h)  No Right to Defer.  In no event shall a Stock Option awarded under this Plan include any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of the Stock Option under Treas. Reg. §1.83-7, or the time the Ordinary Shares acquired pursuant to the exercise of the Stock Option first become substantially vested (as defined in Treas. Reg. §1.83-3(b)).

(i)  Fixed Number of Ordinary Shares.  The number of Ordinary Shares subject to a Stock Option shall be fixed on the Grant Date.

7.3  Incentive Stock Options.  Incentive Stock Options shall be subject to the following terms and conditions:

(a)  Award Agreement.  Any Award Agreement relating to an Incentive Stock Option shall contain such terms and conditions as are required for the Option to be an “incentive stock option” as that term is defined in Section 422 of the Code.

(b)  Ten Percent Shareholder.  An Incentive Stock Option shall not be awarded to any person who, at the time of the Award, owns or is deemed to own (by reason of attribution rules of Section 424(d) of the Code) Ordinary Shares possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its parent corporation (as defined in Section 424(e) of the Code), if any, and its subsidiary corporations (as defined in Section 424(f) of the Code).

(c)  Qualification under the Code.  Notwithstanding anything in this Plan to the contrary, no term of this Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code, or, without the consent of an affected Participant, to disqualify any Incentive Stock Option under Section 422 of the Code, except as may result in the event of a Change of Control.

(d)  Notification of Disqualifying Disposition.  Each Award Agreement with respect to an Incentive Stock Option shall require the Participant to notify the Company of any disposition of Ordinary Shares issued pursuant to the exercise of such Option under the circumstances described in Section 421(b) of the Code (relating to certain disqualifying dispositions), within ten (10) days of such disposition.

7.4  Replacement Options.  The Committee may provide at the time of grant that an Option shall include the right to acquire a Replacement Option upon the exercise of such Option (in whole or in part) prior to an Employee’s Separation from Service if the payment of the Option Price is, subject to compliance with applicable Irish law, paid in Ordinary Shares or satisfied by reduction of Ordinary Shares otherwise deliverable to the Participant on exercise pursuant to Section 7.2(e) (Cashless Exercise). In addition to any other terms and conditions the Committee deems appropriate, the Replacement Option shall be subject to the following terms:

(a)  Number of Ordinary Shares.  The number of Ordinary Shares subject to the Replacement Option shall not exceed the sum of the number of whole Ordinary Shares used to satisfy the Option Price (whether by delivery of Ordinary Shares to the Company or by reduction of Ordinary Shares otherwise deliverable to the Participant on exercise) of the original Option and the number of whole Ordinary Shares, if any, used to satisfy the payment for withholding taxes (whether by such delivery or reduction) in accordance with Section 13.7.

(b)  Grant Date.  The Replacement Option Grant Date will be the date of the exercise of the original Option.

(c)  Option Price.  The Option Price per share of Ordinary Shares purchasable under a Replacement Option shall be determined by the Committee at the time of grant, except that in no event shall the Option Price be less than 100% of Fair Market Value on the Replacement Option Grant Date.

(d)  Vesting.  The Replacement Option shall be exercisable no earlier than one (1) year after the Replacement Option Grant Date.

(e)  Term.  The Term of the Replacement Option will not extend beyond the Term of the original Option to which the Replacement Option relates.

(f)  Non-Qualified.  The Replacement Option shall be a Non-Qualified Stock Option.

SECTION VIII.

RESTRICTED STOCK, RESTRICTED STOCK UNIT AND UNRESTRICTED STOCK AWARDS

8.1  Grants of Restricted Stock and Restricted Stock Unit Awards.  The Committee may, in its discretion, grant one or more Restricted Stock or Restricted Stock Unit Awards to any Eligible Person. Each Restricted Stock or Restricted Stock Unit Award shall specify the number of Ordinary Shares covered by the Award, the price, if any, to be paid for such Ordinary Shares by the Participant, the restrictions imposed on the Ordinary Shares and, in the case of a Restricted Stock Unit Award, the date or dates on which the Ordinary Shares will be issued. The Committee may grant Restricted Stock or Restricted Stock Unit Awards subject to the attainment of specified performance goals, continued employment or such other limitations or restrictions as the Committee may determine. Such conditions may, but need not, be conditions that cause a Restricted Stock Award to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code) and a Restricted Stock Unit Award to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).

8.2  Terms and Conditions of Restricted Stock and Restricted Stock Unit Awards.  Restricted Stock and Restricted Stock Unit Awards shall be subject to the following provisions:

(a)  Issuance of Ordinary Shares.  The Ordinary Shares covered by a Restricted Stock Award shall be issued immediately upon (or as promptly as is administratively practicable after) grant. The Ordinary Shares covered by a Restricted Stock Unit Award shall be issued upon vesting, as determined by the Committee, and shall be delivered on or before the Short-term Deferral Deadline, except that Ordinary Shares that vest on account of the Participant’s Separation from Service by reason of Retirement in accordance with Section 11.1(a) shall be delivered on the first payroll date following the date of Separation from Service (the “Designated Payment Date”). If the Ordinary Shares cannot be delivered on the Designated Payment Date because it is administratively impracticable, the Ordinary Shares will be delivered as soon as administratively practicable, but in no event later than a date within the same taxable year of the Participant as the Designated Payment Date or, if later, by the 15th day of the third calendar month following the Designated Payment Date; provided, however, that the Participant shall not be permitted, directly or indirectly, to designate the taxable year of delivery of the Ordinary Shares. Notwithstanding the forgoing, if it is reasonably determined that Section 409A of the Code will result in the imposition of additional tax on account of the delivery of the Ordinary Shares before the expiration of the 6-month period described in Section 409A(a)(2)(B)(i) (relating to the required delay in payment to a specified employee pursuant to a Separation from Service), such delivery will in lieu thereof be made on the date that is six (6) months and one (1) day following the date of the Participant’s Separation from Service (or, if earlier, the date of death of the Participant) (the “Specified Employee Delayed Payment Date”). A Participant may defer delivery of the Ordinary Shares subject to a Restricted Stock or Restricted Stock Unit Award to a date or dates after the Restricted Stock or Restricted Stock Unit Award is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) if the terms of the Restricted Stock or Restricted Stock Unit Award and any deferral election comply with the requirements of Section 409A of the Code. A Participant shall be a “specified employee” for purposes of this Plan if he or she is a specified employee as such term is defined in Treas. Reg. §1.409A-1(i) and in accordance with such rules as may be established by the Committee (including its delegate) from time to time.

(b)  Stock Powers and Custody.  With respect to Restricted Shares subject to a Restricted Stock Award, the Committee may require the Participant to deliver a duly signed stock power, endorsed in blank, relating to such Shares. The Committee may also require that the stock certificates evidencing such Shares be held in custody by the Company until the restrictions on them shall have lapsed.

(c)  Shareholder Rights.  A Participant granted a Restricted Stock Unit Award shall not be entitled to dividend or voting rights in respect of any of the Ordinary Shares underlying the Award the Award has vested in whole or in part and the Ordinary Shares are issued.

(d)  Non-Transferability.  Restricted Stock and Restricted Stock Unit Awards shall be Transferable only to the extent provided in Section 13.3 of this Plan.

8.3  Unrestricted Stock Awards.  The Committee may make Awards of unrestricted Ordinary Shares to (i) Eligible Persons in recognition of outstanding achievements or contributions by such persons or (ii) Directors for service on the Board. Unrestricted Shares issued under this Section 8.3 may be issued for no cash consideration. In the event an Unrestricted Stock Award is granted, the Ordinary Shares subject to such Award shall be issued immediately upon (or as promptly as is administratively practicable after) grant; provided that a Participant may defer delivery of the Ordinary Shares subject to an Unrestricted Stock Award to a later date or dates if the terms of the Unrestricted Stock Award and any deferral election comply with the requirements of Section 409A of the Code.

SECTION IX.

PERFORMANCE AWARDS

9.1  Performance Awards. The Committee may, in its discretion, grant Performance Awards to Eligible Persons in accordance with the following terms and conditions:

(a)  Grant.  A Performance Award shall consist of the right to receive either (i) Ordinary Shares or cash of an equivalent value, or a combination of both, at the end of a specified Performance Period (defined below) or (ii) a fixed-dollar amount payable in cash or Ordinary Shares, or a combination of both, at the end of a specified Performance Period. The Committee shall determine the Eligible Persons to whom and the time or times at which Performance Awards shall be granted, the number of Ordinary Shares or the amount of cash to be awarded to any person, the duration of the period (the “ Performance Period”) during which, and the conditions under which, a Participant’s Performance Award will vest, and the other terms and conditions of the Performance Award in addition to those set forth in Section 9.2.

(b)  Performance Criteria and Performance-Based Compensation.  The Committee shall designate any Performance Award granted to a Participant that is intended to be Performance-Based Compensation. Any Performance Award designated as intended to be Performance-Based Compensation shall be conditioned on the achievement of one or more objective performance goals, based on one or more Performance Measures, to the extent required by Code Section 162(m). Any Performance Award under this Section 9.1 not designated as intended to be Performance-Based Compensation may be conditioned on such performance goals, factors, or criteria as the Committee shall determine. Such conditions may, but need not, be conditions that cause the Performance Award to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).

9.2  Terms and Conditions of Performance Awards.  Performance Awards granted pursuant to this Section IX shall be subject to the following terms and conditions:

(a)  Shareholder Rights.  A Participant receiving a Performance Award shall not be entitled to dividend or voting rights in respect of the Ordinary Shares covered by the Performance Award until the Award has vested in whole or part and any Ordinary Shares earned have been issued.

(b)  Payment.  Subject to the provisions of the Award Agreement and this Plan, at the expiration of the Performance Period, share certificates, cash or both (as the Committee may determine) shall be delivered to the Participant, or his or her legal representative or guardian, in a number or an amount equal to the vested portion of the Performance Award. In no event shall the share certificates, cash or both be delivered later than the Short-term Deferral Deadline, except that shares certificates, cash or both that are payable on account of the Participant’s Separation from Service by reason of Retirement in accordance with Section 11.1(a) shall be delivered on the Designated Payment Date unless it is reasonably determined that Code Section 409A will result in the imposition of additional tax on account of such payment before the expiration of the 6-month period described in Section 409A(a)(2)(B)(i), in which case such payment will be made on the Specified Employee Delayed Payment Date; provided that a Participant may defer payment under a Performance Award to a date or dates after the Performance Award is no longer subject to a substantial risk of forfeiture if the terms of the Performance Award and any deferral election comply with the requirements of Section 409A of the Code.

(c)  Non-Transferability.  Performance Awards shall not be Transferable except in accordance with the provisions of Section 13.3 of this Plan.

(d)  Termination of Employment.  Unless otherwise provided in a separate agreement between the Participant and the Company, upon a Participant’s Separation from Service for any reason during the Performance Period for a given Award, the Performance Award in question will vest and be payable or will be forfeited as provided in this Plan and in any Award Agreement.

SECTION X.

STOCK APPRECIATION RIGHTS

10.1   Stock Appreciation Rights.  The Committee may, in its discretion, grant Stock Appreciation Rights. Any Stock Appreciation Right granted shall be for a specified number of units and have such terms and conditions, not inconsistent with this Plan, as are established by the Committee in connection with the Award. Unless otherwise determined by the Committee, Stock Appreciation Rights may be granted only to Eligible Persons residing in jurisdictions outside the United States to whom, in the Committee’s judgment, it is not practicable to grant Stock Options due to the tax and other laws and regulations of such jurisdictions.

10.2  Terms and Conditions of Stock Appreciation Rights.  Stock Appreciation Rights granted pursuant to this Section X shall be subject to the following terms and conditions:

(a)  Reference Price.  The Reference Price per Ordinary Share unit subject to a SAR shall be determined by the Committee at the time of grant, except that in no event shall the Reference Price be less than 100% of Fair Market Value on the Award Date.

(b)  Term.  The term of each Stock Appreciation Right shall be fixed by the Committee, but no Stock Appreciation Right shall be exercisable more than ten (10) years after its Award Date.

(c)  Exercise.  A Stock Appreciation Right shall be exercisable at such time or times and subject to such terms and conditions as shall be specified in the Award Agreement.

(d)  Distribution.  The Committee shall determine in its sole discretion, at or after the Award Date, whether Ordinary Shares, cash or a combination thereof shall be delivered to the holder upon exercise of a SAR. Ordinary Shares so delivered shall be valued at their Fair Market Value on the date of the SAR’s exercise.

(e)  Non-Transferability and Termination.  SARs shall be Transferable only to the extent provided in Section 13.3 of this Plan and shall terminate in accordance with Section XI of this Plan.

(f)  No Right to Defer.  In no event shall a SAR awarded under this Plan include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the SAR.

(g)  Fixed Number of Ordinary Shares.  The number of Ordinary Shares subject to a SAR shall be fixed on the Award Date.

SECTION XI.

TERMINATION OF AWARDS

11.1  Termination of Awards to Employees and Directors.  Subject to the provisions of Section 11.3, all Awards issued to Employees and Directors under this Plan shall terminate as follows:

(a)  Termination by Death, Disability or Retirement.  Unless otherwise determined by the Committee at the time of grant, if such a Participant Separates from Service by reason of his or her death, Disability or Retirement, any Awards held by the Participant shall become fully Vested and, in the case of Stock Options and SARs, may thereafter be exercised by the Participant or by the Participant’s beneficiary or legal representative for a period of three (3) years (or such longer period as the Committee may specify at or after grant, which period may not exceed the 10th anniversary of the original date of grant of the Stock Option or SAR) after the date of such Separation from Service or until the expiration of the stated term of such Award, whichever period is shorter.

(b)  Termination For Cause.  If such a Participant Separates from Service for Cause, or if after such separation the Participant engages in any act which would have warranted a Separation from Service for Cause, the Participant shall forfeit all of his or her rights to any outstanding Awards which have not been exercised and all of such unexercised Awards shall terminate upon the earlier to occur of the date of Separation from Service or the date upon which the Participant has engaged in any of the conduct described as justifying such a separation for Cause.

(c)  Other Termination.  Unless otherwise determined by the Committee at the time of grant, if such a Participant Separates from Service for any reason other than death, Disability, Retirement or Cause, all of the Participant’s Vested or otherwise exercisable Stock Options and SARs will terminate on the earlier to occur of the stated expiration date of the Awards or ninety (90) calendar days after such Separation from Service.  If a Participant dies during the ninety (90) day period following the Separation from Service, any unexercised Award held by the Participant shall be exercisable, to the full extent that such Award was exercisable at the time of death, for a period of one (1) year from the date of death or until the expiration of the stated term of the Award, whichever occurs first.

11.2  Awards to Advisors.  An Award granted to an Advisor shall terminate as provided in the Award Agreement.

11.3  Acceleration of Vesting Upon Termination.  Upon a Participant’s Separation from Service, excluding, however, any Participant who has been terminated for Cause, either the Committee or, unless the Committee determines otherwise, the Chief Executive Officer may, in its or his sole discretion:

(a)  Accelerate the Vesting of, or otherwise cause to be exercisable or free of restrictions, all or part of any Awards held by the Participant so that such Awards will be fully or partially exercisable as of the date of Separation from Service or such other date as the Committee or Chief Executive Officer may choose; and

(b)  Extend the exercise period of all or part of any Stock Options and SARs held by the Participant for up to five years from the date of termination (whether such termination was because of death, Disability, Retirement or otherwise), but in no event longer than the earlier of the original expiration date of such Award or the 10th anniversary of the original date of grant of the Stock Option or SAR;

provided, however, that (i) no person or entity other than the Committee shall have the authority or discretion to accelerate the Vesting of, otherwise cause to be exercisable or free of restrictions or conditions, or extend the exercise period of, any Award granted to a Director of the Company, and (ii) such acceleration, waiver, or extension shall not cause the Award to be treated as the granting of a new Award or an extension of the Award under Section 409A of the Code that is not exempt from, or compliant with, the requirements of Section 409A.

11.4  Repricing, Exchange and Repurchase of Awards.  Notwithstanding any other provisions of this Plan, without shareholder approval and the consent of each affected Participant, this Plan does not permit (i) any decrease in the Exercise Price, Reference Price or other purchase price of an Award or any other decrease in the pricing of an outstanding Award, (ii) the issuance of any substitute Option or SAR with a lower Exercise Price or Reference Price than an existing Option or SAR which is forfeited or cancelled in exchange for the substitute Option or SAR, or (iii) the repurchase by the Company of any Option or SAR with an Exercise Price or Reference Price above Fair Market Value at the time of such repurchase. Additionally, in no event shall any offer to reprice, exchange or repurchase an Award cause the original Award, the newly granted Award or the consideration to be paid upon repurchase to be treated as the granting of a new award under Section 409A of the Code that is not exempt from, or compliant with, the requirements of Section 409A.

SECTION XII.

TERMINATION OR AMENDMENT OF THIS PLAN

12.1  Termination or Amendment.  The Board may at any time, amend, in whole or in part, any or all of the provisions of this Plan, or suspend or terminate it entirely; provided, however, that, unless otherwise required by law or integrally related to a requirement of law, the rights of a Participant with respect to any Awards granted prior to such amendment, suspension or termination may not be impaired without the consent of such Participant. In addition, no amendment may be made without first obtaining shareholder approval if such amendment would increase the maximum number of Ordinary Shares or amount of cash which may be granted to any individual Participant, or increase the total number of Ordinary Shares available for issuance under this Plan, or if such approval is required pursuant to applicable requirements of the Code, the Exchange Act or the listing requirements of any stock exchange on which the Ordinary Shares are traded. Notwithstanding anything in this Plan to the contrary, the Board, in its discretion, may amend the Plan or any Award to take effect retroactively or otherwise, as it deems necessary or advisable, for the purpose of conforming the Plan or Award to or causing the Plan or Award to remain beyond the scope of any present or future law, regulation or rule applicable to the Plan, including, but not limited to, Section 409A of the Code and all applicable guidance promulgated thereunder. The Board may delegate its authority to amend the Plan to the Committee in respect of any matter not requiring shareholder approval.

SECTION XIII.

GENERAL PROVISIONS

13.1  No Right to Continued Employment.  The adoption of this Plan and the granting of Awards hereunder shall not confer upon any Employee the right to continued employment nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Employee at any time.

13.2  Awards to Persons Outside the United States.  To the extent necessary or appropriate to comply with foreign law or practice, the Committee may, without amending this Plan: (i) establish special rules applicable to Awards granted to Eligible Persons who are either or both foreign nationals or employed outside the United States, including rules that differ from those set forth in this Plan, and (ii) grant Awards to such Eligible Persons in accordance with those rules; provided that such special rules and provisions of the Award Agreements evidencing such Awards do not cause the Plan or such Awards to be considered to be compensatory arrangements subject to the requirements of Section 409A of the Code in violation of the exemption for foreign arrangements contained in any guidance issued thereunder.

13.3  Non-Transferability of Awards.  Except as provided in the following sentence, no Award or benefit payable under this Plan shall be Transferable by the Participant during his or her lifetime, nor may it be assigned, exchanged, pledged, transferred or otherwise encumbered or disposed of except by will or the laws of descent and distribution; and no Award shall be exercisable by anyone other than the Participant or the Participant’s guardian or legal representative during such Participant’s lifetime. The Committee may in its sole discretion, at the time of grant, permit a Participant to transfer a Non-Qualified Stock Option, SAR, Restricted Stock Award, Restricted Stock Unit Award or Performance Award for no consideration to a member of, or for the benefit of, the Participant’s Immediate Family (including, without limitation, to a trust in which members of the Immediate Family have more than a 50% beneficial interest, to a partnership or limited liability company for one or more members of the Immediate Family, or to a foundation in which members of the Immediate Family hold more than 50% of the voting interests), subject to such limits as the Committee may establish and so long as the transferee remains subject to all the terms and conditions applicable to such Award. The following shall be considered transfers for no consideration: (i) a transfer under a domestic relations order in settlement of marital property rights; and (ii) a transfer to an entity in which more than 50% of the voting interests are owned by the Participant or members of the Immediate Family, in exchange for an interest in that entity.

13.4  Recoupment.  Notwithstanding any other provision in this Plan to the contrary, any Award granted to a Participant under this Plan (including pursuant to any Program established under the Plan) is conditioned upon the right of the Company, acting through the Board or any duly authorized committee of the Board, to (i) cancel all or any portion of the Award to the extent it is unpaid, unvested or unexercised and/or (ii) require the Participant to repay or return to the Company or (in the case of issued Ordinary Shares and subject to compliance with applicable Irish law) to transfer to the Company or to such person as the Company may direct all or any portion of the monies received or Ordinary Shares issued upon the payment, vesting or exercise of the Award and/or the proceeds from the sale or other disposition (including to the Company) of any such Ordinary Shares where:

(a)  the grant or payment of the Award was based on or derived from financial results or an operating metric that, due to misconduct in connection with the preparation or calculation of such financial results or operating metric, resulted in a restatement of the Company’s financial results or, within the prior three years, a recalculation of the applicable operating metric, or was made for purposes of personal gain or enrichment (collectively, “Misconduct”), and

(b)  the Participant receiving such Award was responsible for or materially involved in the Misconduct, and

(c)  after adjusting for the Misconduct, a lower Award would have resulted.

13.5  Other Plans.  In no event shall the value of, or income arising from, any Awards issued under this Plan be treated as compensation for purposes of any pension, profit sharing, life insurance, disability or other retirement or welfare benefit plan now maintained or hereafter adopted by the Company or any Subsidiary, unless such plan specifically provides to the contrary.

13.6  Unfunded Plan.  For purposes of the Employee Retirement Income Security Act of 1974, this Plan is intended to constitute an unfunded plan of incentive compensation, and it is not intended to provide retirement income, to result in a deferral of income for periods extending to the termination of employment or beyond, or to provide welfare benefits. This Plan shall be unfunded and shall not create (or be construed to create) a trust or a separate fund or funds. This Plan shall not establish any fiduciary relationship between the Company or any of its Subsidiaries and any Participant or any other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights shall be no greater than the rights of an unsecured general creditor of the Company.

13.7  Withholding of Taxes.  The Company shall have the right to deduct from any payment to be made pursuant to this Plan, or to otherwise require, prior to the issuance or delivery of any Ordinary Shares or the payment of any cash to a Participant, payment by the Participant of any Federal, state, local or foreign taxes, levies or social security deductions which the Company reasonably believes are required by law, or the practice of any revenue authority, to be withheld. The Committee may permit all or a portion of any such withholding obligation (not exceeding the minimum amount required to be so withheld) to be satisfied by reducing the number of Ordinary Shares otherwise deliverable to or, subject to compliance with applicable Irish law, by accepting the delivery of Ordinary Shares previously owned by the Participant, which Ordinary Shares shall be valued at the Fair Market Value of the Ordinary Shares on the exercise date in the case of a Stock Option and on the vesting date in the case of a Restricted Stock or Restricted Stock Unit Award or by some other arrangement entered into between the Company and or any of its Subsidiaries which shall ensure that the amount required to be withheld is otherwise available to the Company. Any fraction of an Ordinary Share required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant. The Company or a Subsidiary may also withhold from any future earnings of salary, bonus or any other payment due to the Participant the amount necessary to satisfy any outstanding tax obligations related to the grant or exercise of any Award granted pursuant to this Plan.

13.8  Nominal value.  Notwithstanding any other provision of this Plan, where an Award (including a Bonus Award or Long Term Incentive Award) is to be satisfied by the issue of new Ordinary Shares, the Company or a Subsidiary shall, subject to compliance with applicable Irish law, ensure that arrangements are in place to pay up the nominal value of the Ordinary Shares.

13.9  Governing Law.  This Plan and all actions taken in connection with it shall be governed by the laws of Ireland, without regard to the principles of conflict of laws.

13.10  Liability.  No employee of the Company or a Subsidiary nor member of the Committee or the Board shall be liable for any action or determination taken or made in good faith with respect to the Plan or any Award granted hereunder and, to the fullest extent permitted by law, all employees and members of the Committee and the Board shall be indemnified by the Company and its Subsidiaries for any liability and expenses which they may incur through any claim or cause of action arising under or in connection with this Plan or any Awards granted under this Plan.

13.11  Successors.  All obligations of the Company under this Plan shall be binding upon and inure to the benefit of any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business, stock, and/or assets of the Company.

13.12  Transactions Involving Ordinary Shares.  Under no circumstances shall the Ordinary Shares issued under this Plan include or be subject to a permanent mandatory repurchase obligation (other than a right of first refusal) or put or call right if the Ordinary Share price under such right or obligation is based on a purchase price other than a purchase price equal to the Fair Market Value of such Shares.

13.13  Exemption from, or Compliance with, Section 409A.  For federal income tax purposes, the Plan and the Awards granted hereunder are intended to be either exempt from, or compliant with, Section 409A of the Code. This Plan and all Awards granted hereunder shall be interpreted, operated and administered in a manner consistent with these intentions.

13.14 Personal Data.  It shall be a term and condition of every Award that a Participant agrees and consents to:

(a)  the collection, use and processing of his Personal Data by the Company or any Subsidiary and the transfer of his Personal Data to any third party administrator of the Plan and any broker through whom Shares are to be sold on behalf of a Participant;

(b)  the Company, its Subsidiaries or any third party administrator of the Plan, transferring the Participant’s Personal Data amongst themselves for the purposes of implementing, administering and managing the Plan and the issue of Awards and the acquisition of Ordinary Shares pursuant to Awards;

(c)  the use of Personal Data by any such person for any such purposes; and

(d)  the transfer to and retention of Personal Data by third parties (including any situated outside the European Economic Area) for or in connection with such purposes.

Supplement A to Plan

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

ANNUAL BONUS PROGRAM

SECTION A-1.
GENERAL

ChiquitaFyffes public limited company (the “Company”) maintains the ChiquitaFyffes Share and Incentive Plan (the “Plan”) which provides, inter alia, for certain incentive compensation to Employees of the Company and its Subsidiaries. This Chiquita Annual Bonus Program (the “Program”) is established under Section IX of the Plan and is subject to all of the terms, conditions and limitations of the Plan, which shall be considered a part hereof. Capitalized terms in this Program not defined herein shall have the meanings given in the Plan.

SECTION A-2.
BONUS AWARDS

A-2.1  Designation.  The Committee, from time to time in its discretion, may designate those Employees who will have an opportunity to receive Bonus Awards under this Program for any Performance Period, together with the applicable performance goals established in accordance with Section A-2.3 for the Performance Period, and the amounts to be distributable in accordance with Section A-3 at levels of achievement of the performance goals. Any Bonus Award, or portion thereof, designated as intended to be Performance-Based Compensation shall comply with the requirements of this Section A-2 to the extent such compliance is determined by the Committee to be required for the award to be treated as Performance-Based Compensation.

A-2.2  Award Limit.  No more than $5,000,000 in cash (or Fair Market Value if paid in Ordinary Shares) may be paid pursuant to Bonus Award(s), or portions(s) thereof, intended to be Performance-Based Compensation that are granted to any one individual during any one calendar-year period.

A-2.3  Performance Goals.  For any Bonus Award, or portion thereof, that is designated as intended to be Performance-Based Compensation:

(a)  The performance goals established for the Performance Period shall be objective (as that term is described in the Treasury Regulations under Code Section 162(m)).

(b)  The performance goals used by the Committee shall be based on one or more of the Performance Measures set forth in Section 2.30 of the Plan.

(c)  The Committee, in its discretion, may provide that receipt of a specified level of payment or distribution of a Bonus Award is contingent on achievement of performance goals satisfying paragraph (b) above, with such level subject to reduction unless other performance goals not set forth in paragraph (b) above also are satisfied.

Any Bonus Award, or portion thereof, not intended to be Performance-Based Compensation may be conditioned on such designated performance goals, factors or criteria as the Committee shall determine.

A-2.4  Attainment of Performance Goals.  Subject to Section A-2.5, a Participant otherwise entitled to receive a Bonus Award, or portion thereof, that is designated as intended to be Performance-Based Compensation shall not receive a settlement of the award or portion until the Committee has determined that the applicable performance goal(s) have been attained. To the extent that the Committee exercises discretion in making the determination required by this Section A-2.4, such exercise of discretion may not result in an increase in the amount of the Award.

A-2.5  Exceptions to Performance Goal Requirement.  If a Participant is not employed by the Company or a Subsidiary on the last day of the Performance Period, the Participant shall not be entitled to any Bonus Award for that period; provided, however, that if a Participant’s Separation from Service is for any reason other than Cause, the Participant’s Bonus Award shall be determined in accordance with the terms of the Program as though the Participant had been employed on the last day of the Performance Period, with such amount distributable at the time distributable to other Participants who are actively employed, but subject to such reduction as the Committee, in its absolute discretion, determines to be appropriate.

SECTION A-3.
DISTRIBUTIONS

Subject to Section A-2.4, a Participant’s Bonus Award shall be distributed to the Participant in cash or in Ordinary Shares at such time and in such form as is determined by the Committee, but in no event later than the Short-term Deferral Deadline; provided that: (i) a Participant may defer payment of a Bonus Award to a date or dates after such time if the terms of the Bonus Award and any deferral election comply with the requirements of Section 409A of the Code; and further provided that to the extent that distribution is made in Ordinary Shares, the Ordinary Shares shall be subject to such vesting or other restrictions as the Committee may establish.

SECTION A-4.
OPERATION AND ADMINISTRATION

A-4.1  Effective Date.  The “Effective Date” of this Program shall be April 3, 2003.

A-4.2  Benefits May Not Be Assigned.  The interests of a Participant under the Program are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Participant or the Participant’s beneficiary. The Participant’s rights under the Program are not transferable other than as designated by the Participant by will or by the laws of descent and distribution.

A-4.3  Benefits Under Other Plans.  Amounts distributable to any Participant under the Program shall not be taken into account for purposes of determining the benefits under any plan that is intended to be qualified under Section 401(a) of the Code and any other plan or arrangement maintained by the Company or any Subsidiary, except as otherwise provided to the contrary by the Committee or in such other plan or arrangement.

SECTION A-5.
COMMITTEE

The Committee’s administration of the Program shall be subject to the provisions of the Plan and the requirements of Code Section 162(m). Subject to the foregoing:

(a)  The Committee will have the authority and discretion to interpret the Program, to establish, amend and rescind any rules and regulations relating to the Program, and to make all other determinations that may be necessary or advisable for the administration of the Program.

(b)  Any interpretation of the Program by the Committee and any decision made by it under the Program is final and binding on all persons.

SECTION A-6.
AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Program, provided that, without the consent of an affected Participant or beneficiary, no amendment or termination may materially adversely affect the rights of such Participant or beneficiary under the Program with respect to Performance Periods that have ended prior to the date on which such amendment or termination is adopted by the Board.

SECTION A-7.
DEFINED TERMS

In addition to the other definitions contained herein and in the Plan, the following definitions shall apply:

(a)  Bonus Award.  The term “Bonus Award” means an award determined in accordance with Section A-2 and distributable in accordance with Section A-3.

(b)  Participant.  The term “Participant” means an Employee who has been selected by the Committee to participate in this Program.

(c)  Period.  The term “Performance Period” means any calendar year after 2003, or such other period beginning after December 31, 2003 that is established by the Committee as a Performance Period for this Program.

Supplement B to Plan

CHIQUITAFYFFES PUBLIC LIMITED COMPANY

LONG-TERM INCENTIVE PROGRAM

SECTION B-1.
GENERAL

ChiquitaFyffes public limited company (the “Company”) maintains the ChiquitaFyffes Share and Incentive Plan (the “Plan”) which provides, inter alia, for certain incentive compensation to Employees of the Company and its Subsidiaries. This ChiquitaFyffes Long-Term Incentive Program (the “Program”) is established under Section IX of the Plan and is subject to all the terms, conditions and limitations of the Plan, which shall be considered a part hereof. Capitalized terms in this Program not defined herein shall have the meanings given in the Plan.

SECTION B-2.
LONG-TERM INCENTIVE AWARDS

B-2.1  Designation.  The Committee, from time to time in its discretion, may designate those Employees who will have an opportunity to receive Long-Term Incentive Awards under this Program for any Performance Period, together with the applicable performance goals established in accordance with Section B-2.3 for the Performance Period, and the amounts to be distributable in accordance with Section B-3 at levels of achievement of the performance goals. Any Long-Term Incentive Award, or portion thereof, designated as intended to be Performance-Based Compensation shall comply with the requirements of this Section B-2 to the extent such compliance is determined by the Committee to be required for the award to be treated as Performance-Based Compensation.

B-2.2  Award Limit.  Long-Term Incentive Award(s), or portion(s) thereof, intended to be Performance-Based Compensation that are granted to any one individual during any one calendar-year period shall be subject to the limitations set forth in Section 4.2 of the Plan.

B-2.3  Performance Goals.  For any Long-Term Incentive Award, or portion thereof, that is designated as intended to be Performance-Based Compensation:

(a)  The performance goals established for the Performance Period shall be objective (as that term is described in the Treasury Regulations under Code Section 162(m)).

(b)  The performance goals used by the Committee shall be based on one or more of the Performance Measures set forth in Section 2.30 of the Plan.

(c)  The Committee, in its discretion, may provide that receipt of a specified level of payment or distribution of a Long-Term Incentive Award is contingent on achievement of performance goals satisfying paragraph (b) above, with such level subject to reduction unless other performance goals not set forth in paragraph (b) above are also satisfied.

Any Long-Term Incentive Award, or portion thereof, not designated as intended to be Performance-Based Compensation may be conditioned on such performance goals, factors or criteria as the Committee shall determine.

B-2.4  Attainment of Performance Goals.  A Participant otherwise entitled to receive a Long-Term Incentive Award, or portion thereof, that is designated as intended to be Performance-Based Compensation shall not receive a settlement of the award or portion until the Committee has determined that the applicable performance goal(s) have been attained. To the extent that the Committee exercises discretion in making the determination required by this Section B-2.4, such exercise of discretion may not result in an increase in the amount of the Award.

B-2.5  Separation from Service During Performance Period.  If a Participant is not employed by the Company or a Subsidiary on the last day of the Performance Period, the Participant generally shall not be entitled to any Long-Term Incentive Award for that period. However, if a Participant’s Separation from Service is for any reason other than Cause and as of such date of separation the performance goals or criteria on which payment of the Award are conditioned (other than any Passage of Time Criteria) cause the Award to be continue to be treated as subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code), the Committee, in its sole discretion and on a case-by-case basis, may elect to calculate, at the end of the Performance Period during which Separation from Service occurred, the Award that the Participant would have received had he or she been employed on the last day of that period and award to the Participant no more than a pro rata portion (based on the number of months employed during the Performance Period) of the amount so calculated. Subject to Section B-3, any amount awarded shall be distributable at the time Awards are distributable to Participants who remain actively employed.

SECTION B-3.
DISTRIBUTIONS

Subject to Section B-2.4, a Participant’s Long-Term Incentive Award shall be distributed to the Participant in cash or in Ordinary Shares at such time and in such form as is determined by the Committee, but in no event later than the Short-term Deferral Deadline; provided that: (i) a Participant may defer payment of the Long-Term Incentive Award to a date or dates after such time if the terms of the Long-Term Incentive Award and any deferral election comply with the requirements of Section 409A of the Code; and further provided that to the extent that distribution is made in Ordinary Shares, the Ordinary Shares shall be subject to such vesting or other restrictions as the Committee may establish.

SECTION B-4.
OPERATION AND ADMINISTRATION

B-4.1  Effective Date.  The “Effective Date” of this Program shall be April 3, 2003.

B-4.2  Benefits May Not Be Assigned.  The interests of a Participant under the Program are not subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment by creditors of the Participant or the Participant’s beneficiary. The Participant’s rights under the Program are not transferable other than as designated by the Participant by will or by the laws of descent and distribution.

B-4.3  Benefits Under Other Plans.  Amounts distributable to any Participant under the Program shall not be taken into account for purposes of determining the benefits under any plan that is intended to be qualified under Section 401(a) of the Code and any other plan or arrangement maintained by the Company or any Subsidiary, except as otherwise provided to the contrary by the Committee or in such other plan or arrangement.

SECTION B-5.
COMMITTEE

The Committee’s administration of the Program shall be subject to the provisions of the Plan and the requirements of Code Section 162(m). Subject to the foregoing:

(a)  The Committee will have the authority and discretion to interpret the Program, to establish, amend and rescind any rules and regulations relating to the Program, and to make all other determinations that may be necessary or advisable for the administration of the Program.

(b)  Any interpretation of the Program by the Committee and any decision made by it under the Program is final and binding on all persons.

SECTION B-6.
AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Program, provided that, without the consent of an affected Participant or beneficiary, no amendment or termination may materially adversely affect the rights of such Participant or beneficiary under the Program with respect to Performance Periods that have ended prior to the date on which such amendment or termination is adopted by the Board.

SECTION B-7.
DEFINED TERMS

In addition to the other definitions contained herein and in the Plan, the following definitions shall apply:

(a)  Long-Term Incentive Award.  The term “Long-Term Incentive Award” means an award determined in accordance with Section B-2 and distributable in accordance with Section B-3.

(b)  Participant.  The term “Participant” means an Employee who has been selected by the Committee to participate in this Program.

(c)  Performance Period.  The term “Performance Period” means any period beginning after December 31, 2003 that is established by the Committee as a Performance Period for this Program.